
04010980

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hopewell Highway Infrastructure Limited

*CURRENT ADDRESS P.O. Box 309 GT
Ugland House
South Church Street
George Town, Grand Cayman,
Cayman Islands

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FILE NO. 82- 34781 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 3/29/04



Hopewell Highway Infrastructure Limited

合和公路基建有限公司

2003-2004 INTERIM REPORT 中期報告

Highlights

- **Toll revenue increased by 22% to HK$617 million**
- **Net profit increased by 49% to HK$361 million**
- **Total debt decreased by 17% to HK$5,291 million**
- **Interim dividend of HK10 cents per share**

Contents

Group Results

For the six months ended 31st December, 2003, toll revenue increased by 22% to HK$617 million from HK$507 million when compared to the same period last year, driven in large part by the increase in traffic flow of the Group's expressways in the People's Republic of China ("PRC"). Of the total toll revenue, Guangzhou-Shenzhen Superhighway ("GS Superhighway") contributed 91%, or HK$564 million, and Guangzhou East-South-West Ring Road ("ESW Ring Road") contributed 9%, or HK$53 million. Of the HK$110 million increase in toll revenue from the same period of the previous year, GS Superhighway contributed HK$101 million, or 92%, and ESW Ring Road contributed HK$9 million, or 8%. Other operating income increased by 23% from HK$35 million to HK$43 million largely due to interest income on listing proceeds. Total revenue (including toll revenue and other operating income) increased 22% from HK$542 million in the six months ended 31st December, 2002 to HK$660 million in the six months ended 31st December, 2003.

Unaudited net profit totaled HK$361 million, representing an increase of 49% from HK$242 million in the same period of the previous year, due to the strong growth in toll revenue and lower finance costs.

Total expenses, including toll operating expenses, depreciation and amortisation, and general and administrative expenses increased from HK$177 million in the last corresponding period in 2002 to HK$210 million in the six months ended 31st December, 2003, mainly due to the increase in depreciation and amortisation charges as well as administrative expenses. Since, under the Group's accounting policies, depreciation and amortisation charges of toll road and additional investment cost are calculated in reference to the actual units of traffic volume, depreciation and amortisation charges were higher by HK$19 million this year due to the stronger growth in traffic. Finance costs decreased 29% from HK$107 million to HK$76 million due to the lower interest rate environment and the repayment of bank loans from listing proceeds.

Interim Dividend and Close of Register

The Board of Directors has resolved to pay an interim dividend of HK10 cents (year ended 30th June, 2003: nil) per ordinary share in respect of the financial year ending 30th June, 2004. The dividend will be paid on or about 25th March, 2004 to those shareholders as registered at the close of business on 18th March, 2004. The register of members and warrantholders of the Company will be closed from 15th March, 2004 to 18th March, 2004, both days inclusive, during which no transfer of shares and no transfer or exercise of warrants will be effected. In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates and all completed subscription forms in relation to the exercise of the warrants accompanied by the appropriate subscription monies and the relevant warrant certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited at Shops 1712-16, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on 12th March, 2004.

Business Review

Guangdong Province maintained its status as one of the fastest growing provinces in the PRC. The Pearl River Delta, which is one of the world's most important centers of industrial output, continued to develop rapidly. The Group is well positioned to benefit from the persistent economic growth in the Pearl River Delta and increase in vehicle ownership and usage. The Group recorded robust growth in traffic flow of 25% and toll revenue growth of 22% for the six months ended 31st December, 2003 compared with the corresponding period in 2002. With PRC's World Trade Organisation ("WTO") membership and the Closer Economic Partnership Arrangements ("CEPA") signed in June 2003, the Group expects continued growth at GS Superhighway and ESW Ring Road as well as the Phase 1 of the Western Delta Route ("Phase 1 West"), which is expected to be completed in May 2004.

GS Superhighway

GS Superhighway is the principal route in the Pearl River Delta region's expressway network in which the Group has an interest, linking the four major cities of Guangzhou, Dongguan, Shenzhen and Hong Kong. During the period under review, the average daily traffic flow reached 188,367 vehicles, an increase of 27% compared to the last corresponding period and average daily toll revenue grew by 22% to RMB6.88 million. Gross toll revenue increased by 22% to RMB1,266 million.

The increase in traffic and toll revenue growth largely benefited from the consistent rapid economic growth in the Guangdong Province. As GDP of the province has been increasing, so has the flow of passengers and goods in the region. Increasing profitability of corporations and wealth of consumers have contributed to the continuous growth of vehicle ownership. The Group believes that these factors will help GS Superhighway maintain stable growth in traffic and toll revenue.

Several initiatives were completed to improve traffic flow and capacity along GS Superhighway. The historically busy 2.7 km section between Hezhou and Huangtian interchanges of the GS Superhighway was widened from dual three-lane to dual four-lane. Further, additional toll lanes were added at historically busy toll stations, such as Huangtian, Nantou and Baoan. The joint venture company will continue to closely monitor traffic conditions on the GS Superhighway and carry out effective measures to maintain the smooth traffic flow. The toll collection system along the northbound section of the expressway has been upgraded from a magnetic card toll collection system to a contactless Integrated Circuit (IC) card system by the third quarter of 2003. The southbound upgrade will be completed in 2004.

Providing a safe, efficient and comfortable driving environment remains a top priority to the Group. The repaving of around 100 km of the main alignment of the GS Superhighway was completed by the joint venture company in December 2003.


GS Superhighway
Average daily traffic flow
Vehicles
180,000
120,000
60,000
147,913
188,367
2002
2003
Jul - Dec


GS Superhighway
Gross toll revenue
RMB'm
1,200
800
400
1,036
1,266
2002
2003
Jul - Dec

ESW Ring Road

ESW Ring Road is a 38 km closed system expressway with dual 3 lanes. It is a by-pass route running along the eastern, southern and western fringes of Guangzhou city and forms the main sections of the Guangzhou Ring Road. During the past six months, it continued to record steady growth, both in traffic and toll revenue. The average daily traffic grew by 16% to 45,356 vehicles and average daily toll revenue increased 23% to RMB0.72 million. Gross toll revenue grew by 23% to RMB133 million.

Two major expressways, Phase 1 West and Guangzhou Southern Expressway, which are connected directly with the ESW Ring Road, are expected to be completed in 2004. The opening of these expressways are expected to feed additional traffic to the ESW Ring Road. The Group believes the ESW Ring Road is well positioned to benefit from the rapid economic development in Guangzhou.


ESW Ring Road
Average daily traffic flow
Vehicles
45,000
30,000
15,000
39,061
45,356
2002
2003
Jul - Dec


ESW Ring Road
Gross toll revenue
RMB'm
120
80
40
108
133
2002
2003
Jul - Dec

Phase 1 West

This 14.7 km closed system expressway with dual 3 lanes is currently under construction and is expected to be completed in May 2004, which is two months ahead of schedule.

Upon completion, Phase 1 West will be the only expressway to link up Guangzhou and Shunde. It fulfills the strategic need for a high speed link between these two major cities and shorten the travel time from approximately 40 minutes on existing local roads to approximately 10-15 minutes.

Financial Review

Liquidity and Financial Resources

During the period, the Group repaid HK$488 million of bank loans and HK$543 million of amount due to holding company. As a result of the stable cash flow generated from its assets, the Group improved its total debt to total assets ratio, from 51% as at 30th June, 2003 to 36% as at 31st December, 2003. The Group also improved its net debt to total equity ratio from 104% as at 30th June, 2003 to 50% as at 31st December, 2003. Net cash inflow was HK$472 million for the six months ended 31st December, 2003.

The Group's gearing structure is set out as follows:

HK$million	At 30.6.2003	**At 31.12.2003**
Equity	5,846[1]	**9,083**
Total Debt	6,380[1]	**5,291**
Total Net Debt[2]	6,079	**4,517**
Total Assets	12,487	**14,662**
Total debt/Total assets	51%	**36%**
Net debt/Total equity	104%	**50%**

Notes:

[1] *Assumes HK$4,500 million of the amount due to holding company is capitalised as equity at 30th June, 2003;*

[2] *Net debt is defined as total debt less bank balances and cash.*

The maturity profile of the Group's bank borrowings at 31st December, 2003 as compared with that at 30th June, 2003 is shown as follows:

The Group (Unconsolidated)	Within 1 year	Over 1 year
At 31st December, 2003	**—**	**—**
At 30th June, 2003	43%	57%

The joint venture companies (Proportionately shared)	Within 1 year	1-5 years	Over 5 years
At 31st December, 2003	**3%**	**28%**	**69%**
At 30th June, 2003	6%	44%	50%

The joint venture companies' borrowings are denominated in US dollars and Renminbi and carry floating interest rates.

The Group's average interest rate for bank loans for the six months ended 31st December, 2003 was 2.63% (30th June, 2003: 2.71%).

Interest Rate Exposure and Exchange Rate Exposure

There have been no significant changes in the Group's policy in terms of interest rate and exchange rate exposures. Neither the Group nor the jointly controlled entities have any financial derivative instruments to hedge the interest rate or foreign currency exchange rate exposures as the Hong Kong Dollar is pegged to US Dollar, and the exchange rate between Renminbi and Hong Kong Dollar is relatively stable. Business operations of the Group and its jointly controlled entities are mainly denominated in these three currencies.

Contingent Liabilities

During the period, there was no material change in contingent liabilities of the Group.

Prospects

Western Delta Route - Phases 2 & 3

Phases 2 and 3 of the Western Delta Route involve approximately 43 km of expressway running from the southern end of Phase 1 West in Shunde to Zhongshan. The Group retains the concession rights for the development of Phases 2 and 3 of the Western Delta Route. Development of Phases 2 and 3 are being actively pursued. When these two phases together with Phase 1 West are completed, the Western Delta Route will directly link Guangzhou, Nanhai, Shunde, Zhongshan and Zhuhai. Given that Guangzhou, Shunde and Zhongshan are among the cities with highest car ownership in the Guangdong province, together with the opportunity brought by the potentially new connection between the western Pearl River Delta region and Hong Kong through the Hong Kong-Zhuhai-Macau Bridge, the Group believes that the Western Delta Route will become an arterial expressway in the western Pearl River Delta.

Hong Kong-Zhuhai-Macau Bridge

The proposed Y-shaped 29km bridge project provides a vehicular linkage between Hong Kong, Macau and Zhuhai. In the past 6 months, a joint working committee comprising of representatives from the governments of Guangdong, Hong Kong and Macau was established. This committee will be responsible for putting forward and coordinating the advance works for the project. The Group believes that it is well positioned to play a vital role in this project should it proceed.

Disclosure of Additional Information in accordance with the Listing Rules

Acquisitions and Disposals of Subsidiaries and Associates

During the period, there was no material acquisition or disposal of the Company's subsidiaries and associates.

Employees

As of 31st December, 2003, the Company had a total of 40 full-time staff, with 35 in Hong Kong and 5 in the PRC. The Company provides competitive remuneration packages to employees and employees are rewarded on individual performance basis. Various benefits include medical and personal accident insurance coverage are also provided to employees. Training programs are conducted on an ongoing basis.

Audit Committee

An audit committee, established on 16th July, 2003, comprises three Independent Non-executive Directors, namely Mr. Lee Yick NAM, the chairman of the committee, Mr. Philip Tsung Cheng FEI and Mr. Kojiro NAKAHARA.

The audit committee has reviewed with management the accounting principles and practices adopted by the Group and discussed on auditing, internal control and financial report matters, including the review of the unaudited interim financial statements.

Code of Best Practice

None of the directors of the Company are aware of any information that would reasonably indicate that the Company is not or was not for any part of the accounting period covered by this interim report, in compliance with the Code of Best Practice set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Directors' Interests

As at 31st December, 2003, the interests and short positions of the directors and chief executives of the Company and their associates in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in Part XV of the Securities and Futures Ordinance ("SFO")) which had been notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such director or chief executive was deemed or taken to have under such provisions of the SFO), or which were required to be

entered in the register maintained by the Company pursuant to section 352 of the SFO or which required notification pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

(a) Beneficial interests and short positions in shares (the "Shares") and underlying shares of equity derivatives of the Company*(i)*

Directors	Shares	Equity derivatives: Personal interests (held as beneficial owner)	Equity derivatives: Family interests (interests of spouse or child under 18)	Equity derivatives: Corporate interests*(ii)* (interests of controlled corporation)	Equity derivatives: Other interests	Total interests	Total interests as approximate percentage of shares in issue
Gordon Ying Sheung WU	—	6,249,403	2,191,000*(iii)*	11,124,999*(iv)*	3,068,000*(v)*	22,633,402	0.79
Eddie Ping Chang HO	—	1,936,000	24,600	205,000	—	2,165,600	0.08
Thomas Jefferson WU	—	2,435,000	—	82,000	—	2,517,000	0.09
Leo Kwok Kee LEUNG	—	1,000	—	—	—	1,000	0
Kojiro NAKAHARA	—	1,067	—	—	—	1,067	0

Notes:

(i) *All interests in the Shares and underlying shares of equity derivatives of the Company were long positions. All interests in underlying shares of equity derivatives of the Company were interests in warrants of the Company which conferred rights to subscribe for Shares at an initial subscription price per Share equivalent to the initial public offer price of the Shares of HK$4.18 (subject to adjustment) exercisable during a period of 3 years commencing on 6th August, 2003. None of the directors or chief executives held any short position in the Shares and underlying shares of equity derivatives of the Company.*

(ii) *These equity derivatives were beneficially owned by a company in which the relevant director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.*

(iii) *The family interests of 2,191,000 warrants represented the interests of Lady Ivy Sau Ping KWOK WU, the wife of Sir Gordon Ying Sheung WU.*

(iv) *The corporate interests of 11,124,999 warrants represented the interests of Sir Gordon Ying Sheung WU and Lady Ivy Sau Ping KWOK WU held through corporations. This figure included 6,119,000 warrants held by Lady Ivy Sau Ping KWOK WU through corporations.*

(v) *The other interests of 3,068,000 warrants represented the interests held by Sir Gordon Ying Sheung WU jointly with Lady Ivy Sau Ping KWOK WU.*

(b) Beneficial interests and short positions in the shares and underlying shares of equity derivatives of the associated corporations(i)

Directors	Name of Company	Shares: Personal interests (held as beneficial owner)	Shares: Family interests (interests of spouse or child under 18)	Shares: Corporate interests(ii) (interests of controlled corporation)	Shares: Other interests	Equity derivatives(iii)	Total interests	Total interests as approximate percentage of shares in issue
Gordon Ying Sheung WU	Hopewell Holdings Limited	63,494,032	21,910,000(iv)	111,250,000(v)	30,680,000	8,000,000	235,334,032	26.82
Eddie Ping Chang HO	Hopewell Holdings Limited	19,360,000	246,000	2,050,000	—	6,000,000	27,656,000	3.15
Thomas Jefferson WU	Hopewell Holdings Limited	24,450,000	—	820,000	—	2,400,000	27,670,000	3.15
Alan Chi Hung CHAN	Hopewell Holdings Limited	—	—	—	—	1,000,000	1,000,000	0.11
Cheng Hui JIA	Hopewell Holdings Limited	—	—	—	—	800,000	800,000	0.09
Leo Kwok Kee LEUNG	Hopewell Holdings Limited	10,000	—	—	—	—	10,000	0
Lee Yick NAM	Hopewell Holdings Limited	90,000	—	—	—	—	90,000	0.01
Kojiro NAKAHARA	Hopewell Holdings Limited	10,671	—	—	—	—	10,671	0

Notes:

(i) *All interests in the shares and underlying shares of equity derivatives in associated corporations were long positions. None of the directors or chief executives held any short position in shares and underlying shares of equity derivatives of associated corporations.*

(ii) *These shares were beneficially owned by a company in which the relevant director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.*

(iii) *The interests in underlying shares of equity derivatives represented interest of options granted to directors under the share option scheme of Hopewell Holdings Limited adopted on 11th October, 1994 (which has been terminated, but all outstanding options granted prior to the termination remain in full force and effect) to subscribe for shares of Hopewell Holdings Limited, further details of which are set out below:*

Name of Director	Date of grant	Number of share options outstanding as at 31/12/2003	Exercise price per share HK$	Period during which share options are exercisable
Gordon Ying Sheung WU	9/9/2003	8,000,000	9.55	9/3/2004 - 9/9/2008
Eddie Ping Chang HO	9/9/2003	6,000,000	9.55	9/3/2004 - 9/9/2008
Thomas Jefferson WU	3/4/2002	2,400,000	6.15	3/10/2002 - 2/10/2005
Alan Chi Hung CHAN	2/4/2002	1,000,000	6.15	2/10/2002 - 1/10/2005
Cheng Hui JIA	2/4/2002	800,000	6.15	2/10/2002 - 1/10/2005

(iv) *The family interests of 21,910,000 shares represented the interests of Lady Ivy Sau Ping KWOK WU, the wife of Sir Gordon Ying Sheung WU.*

(v) *The corporate interests of 111,250,000 shares represented the interests of Sir Gordon Ying Sheung WU and Lady Ivy Sau Ping KWOK WU held through corporations. This figure included 61,190,000 shares held by Lady Ivy Sau Ping KWOK WU through corporations.*

(vi) *Certain directors held shares in certain subsidiaries of Hopewell Holdings Limited as nominees for their holding companies.*

(c) Beneficial interests in debentures of associated corporations

As at 31st December, 2003, the beneficial interests of the directors or chief executives of any beneficial interest in debentures of associated corporations were as follows:

(i) The 9⅞% Notes due 2004 for a face amount of US$4,850,000 issued by Guangzhou-Shenzhen Superhighway (Holdings) Ltd. was beneficially owned by companies in which Mr. Thomas Jefferson WU was entitled to the exercise of one-third or more of the voting power at their general meetings.

(ii) The 9⅞% Notes due 2004 for a face amount of US$400,000 issued by Guangzhou-Shenzhen Superhighway (Holdings) Ltd. was beneficially owned by Mr. Lee Yick NAM.

Share Options

The share option scheme of the Company was approved by the written resolutions of the sole shareholder of the Company passed on 16th July, 2003 and was approved by shareholders of Hopewell Holdings Limited at its extraordinary general meeting held on 16th July, 2003 (the "Option Scheme").

As at 31st December, 2003, no options was granted under the Option Scheme.

Substantial Shareholders

As at 31st December, 2003, to the best knowledge of the directors, the following parties were recorded in the register kept by the Company under section 336 of the SFO as being directly or indirectly interested in 5% or more of the issued share capital of the Company:

Name	Capacity	No. of shares (corporate interests)	Approximate percentage of shares to total issued share capital
Anber Investments Limited	Beneficial owner	2,160,000,000	74.998
Delta Roads Limited *(i)*	Interests of Controlled Corporation	2,160,000,000	74.998
Dover Hills Investments Limited *(ii)*	Interests of Controlled Corporation	2,160,000,000	74.998
Supreme Choice Investments Limited *(iii)*	Interests of Controlled Corporation	2,160,000,000	74.998
Hopewell Holdings Limited *(iv)*	Interests of Controlled Corporation	2,160,000,000	74.998

Notes:

(i) *This represented the same block of Shares shown against the name of Anber Investments Limited above. Since Anber Investments Limited was wholly-owned by Delta Roads Limited, Delta Roads Limited was deemed to be interested in the same number of Shares held by Anber Investments Limited under Part XV of the SFO.*

(ii) *As Delta Roads Limited was wholly-owned by Dover Hills Investments Limited, Dover Hills Investments Limited was deemed to be interested in the same number of Shares which Delta Roads Limited was deemed to be interested under Part XV of the SFO.*

(iii) *As Dover Hills Investments Limited was wholly-owned by Supreme Choice Investments Limited, Supreme Choice Investments Limited was deemed to be interested in the same number of Shares which Dover Hills Investments Limited was deemed to be interested under Part XV of the SFO.*

(iv) *As Supreme Choice Investments Limited was wholly-owned by Hopewell Holdings Limited, Hopewell Holdings Limited was deemed to be interested in the same number of Shares which Supreme Choice Investments Limited was deemed to be interested under Part XV of the SFO.*

Save as disclosed above, the Company has not been notified of any other interest representing 5% or more of the issued share capital of the Company and recorded in the register of substantial shareholders maintained under Section 336 of the SFO as at 31st December, 2003.

Purchase, Sale or Redemption of the Company's Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period from 6th August, 2003 (the date of listing on the Stock Exchange) to 31st December, 2003.

By order of the Board
Sir Gordon Ying Sheung WU KCMG, FICE
Chairman

Hong Kong, 26th February, 2004

Condensed Consolidated Income Statement

For the six months ended 31st December, 2003

HK$'000	*NOTES*	Six months ended 31.12.2002 (unaudited)	**31.12.2003 (unaudited)**
Turnover	3	507,062	**617,222**
Other operating income	4	34,936	**42,951**
Toll operation expenses		(52,681)	**(49,824)**
Depreciation and amortisation		(93,302)	**(112,746)**
General and administrative expenses		(31,047)	**(47,023)**
Profit from operations	5	364,968	**450,580**
Finance costs	6	(106,871)	**(76,053)**
Profit before taxation		258,097	**374,527**
Income tax expense	7	(9,947)	**(6,149)**
Profit before minority interests		248,150	**368,378**
Minority interests		(5,745)	**(7,708)**
Profit for the period		242,405	**360,670**
Dividend	8	—	**288,006**
		HK Cents	**HK Cents**
Earnings per share	9		
Basic		11.22	**13.17**
Diluted		N/A	**13.16**
Dividend per share		—	**10.00**

Condensed Consolidated Balance Sheet

At 31st December, 2003

HK$'000	*NOTES*	30.6.2003 (audited)	**31.12.2003 (unaudited)**
ASSETS			
Non-current Assets			
Property and equipment	10	9,000,553	**9,005,715**
Additional investment cost in jointly controlled entities		1,900,258	**1,880,644**
Toll road project under development		151,237	**149,804**
Loans to jointly controlled entities		1,014,416	**1,020,087**
Investments in securities - long-term portion	11	—	**553,683**
		12,066,464	**12,609,933**
Current Assets			
Inventories		1,928	**2,066**
Accounts receivable, deposits and prepayments		71,406	**55,606**
Interest receivable from a joint venture partner		45,813	**55,642**
Investments in securities - current portion	11	—	**1,164,217**
Bank balances and cash		301,293	**774,800**
		420,440	**2,052,331**
Total Assets		12,486,904	**14,662,264**
EQUITY AND LIABILITIES			
Capital and Reserves			
Share capital	12	312	**288,006**
Share premium and reserves		1,346,169	**8,795,452**
		1,346,481	**9,083,458**
Minority Interests		29,714	**29,438**
Non-current Liabilities			
Bank and other loans - due after one year	13	4,662,467	**4,432,364**
Loans from joint venture partners		719,502	**710,308**
Amount due to holding company	14	5,043,452	**—**
Deferred tax liabilities	15	116,405	**122,485**
		10,541,826	**5,265,157**
Current Liabilities			
Accounts payable and deposits received		53,425	**66,761**
Bank and other loans - due within one year	13	426,406	**148,812**
Interest payable to a jointly controlled entity		55,599	**66,274**
Other interests payable - due within one year		33,403	**2,364**
Tax liabilities		50	**—**
		568,883	**284,211**
Total Equity and Liabilities		12,486,904	**14,662,264**

Condensed Consolidated Statement of Changes in Equity

For the six months ended 31st December, 2003

HK$'000	Share capital	Share premium	PRC statutory reserves	Translation reserve	Dividend reserve	Retained profits	Total
At 1st July, 2002	312	—	22,884	22,580	—	775,324	821,100
Exchange differences on operations outside Hong Kong (not recognised in the income statement)	—	—	—	(7,820)	—	—	(7,820)
Profit for the period	—	—	—	—	—	242,405	242,405
Appropriation of retained profits	—	—	33,580	—	—	(33,580)	—
At 31st December, 2002	312	—	56,464	14,760	—	984,149	1,055,685
At 1st July, 2003	312	—	56,464	14,882	—	1,274,823	1,346,481
Shares issued at premium on placing and public offer	72,000	2,937,600	—	—	—	—	3,009,600
Shares issued at premium on exercise of warrants	6	241	—	—	—	—	247
Share issue expenses	—	(126,385)	—	—	—	—	(126,385)
Capitalisation of amount due to holding company	215,688	4,284,312	—	—	—	—	4,500,000
Exchange differences on operations outside Hong Kong (not recognised in the income statement)	—	—	—	(7,155)	—	—	(7,155)
Profit for the period	—	—	—	—	—	360,670	360,670
Appropriation of retained profits	—	—	20,011	—	—	(20,011)	—
Amounts set aside for dividend payments for year ending 30th June, 2004	—	—	—	—	288,006	(288,006)	—
At 31st December, 2003	**288,006**	**7,095,768**	**76,475**	**7,727**	**288,006**	**1,327,476**	**9,083,458**

Condensed Consolidated Cash Flow Statement

For the six months ended 31st December, 2003

HK$'000	Six months ended 31.12.2002 (unaudited)	Six months ended **31.12.2003 (unaudited)**
NET CASH FROM OPERATING ACTIVITIES	539,823	**596,667**
INVESTING ACTIVITIES		
Investments in securities	—	**(1,746,291)**
Repayment of toll road project under development	270,966	—
Proceeds on disposal of property and equipment	164	—
Purchases of property and equipment	(51,990)	**(128,896)**
Repayment of loans to jointly controlled entities	12,977	**3,719**
Interest received from held-to-maturity debt securities	—	**7,189**
NET CASH FROM (USED IN) INVESTING ACTIVITIES	232,117	**(1,864,279)**
FINANCING ACTIVITIES		
Proceeds on issue of shares	—	**3,009,847**
Share issue expenses	—	**(126,385)**
Interest paid	(94,416)	**(96,385)**
Repayment to minority shareholder	—	**(7,984)**
Repayment of bank and other loans	(142,393)	**(487,694)**
Repayment of loans from joint venture partners	(17,999)	**(8,247)**
Repayment to holding company	(73,175)	**(543,452)**
NET CASH (USED IN) FROM FINANCING ACTIVITIES	(327,983)	**1,739,700**
NET INCREASE IN CASH AND CASH EQUIVALENTS	443,957	**472,088**
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	97,819	**301,293**
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	2,766	**1,419**
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD, REPRESENTED BY BANK BALANCES AND CASH	544,542	**774,800**

1. CORPORATE REORGANISATION AND BASIS OF PREPARATION OF FINANCIAL STATEMENTS

The Company was incorporated on 14th January, 2003 as an exempted company with limited liability in the Cayman Islands under the Companies Law of the Cayman Islands. The Company is an investment holding company. The Company's ultimate holding company is Hopewell Holdings Limited, a public limited liability company incorporated in Hong Kong whose shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

Pursuant to a group reorganisation (the "Corporate Reorganisation") to rationalise the structure of the Company and its subsidiaries (hereinafter collectively referred to as the "Group") in preparation for the listing of the Company's shares (the "Listing") on the Stock Exchange, the Company became the holding company of the Group on 30th June, 2003.

On 23rd July, 2003, 2,156,879,750 shares of HK$0.1 each were allotted and issued, credited as fully paid, on capitalisation of the sum of HK$4,500 million due to the immediate holding company of the Company (the "Capitalisation Issue").

On 5th August, 2003, 720,000,000 new shares of the Company of HK$0.1 each were issued at HK$4.18 per share for cash through an initial public offering by way of placing and public offer.

The shares of the Company have been listed on the Stock Exchange with effect from 6th August, 2003.

The Group resulting from the Corporate Reorganisation is regarded as a continuing entity. Accordingly, the consolidated balance sheet as at 30th June, 2003 has been prepared using the principles of merger accounting.

The condensed consolidated income statement for the six months ended 31st December, 2002 and 2003 have been prepared on a combined basis as if the current structure had been in existence during that period.

The measurement currency of the operations of the Group's jointly controlled entities is Renminbi. However, the financial statements are presented in Hong Kong dollars as the directors consider this presentation is more useful for its current and potential investors.

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") and with International Accounting Standard 34 "Interim Financial Reporting".

2. PRINCIPAL ACCOUNTING POLICIES

The condensed financial statements have been prepared under the historical cost convention. The assets, liabilities and results of operations of jointly controlled entities are accounted for by proportionate consolidation. The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30th June, 2003. During the period, the Group adopted the following new accounting policy:

Investments in securities

Investments are recognised on a trade-date basis and are initially measured at cost, including transaction costs.

At subsequent reporting dates, debt securities that the Group has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost, less any impairment loss recognised to reflect irrecoverable amounts. The annual amortisation of any discount or premium on the acquisition of a held-to-maturity security is aggregated with other investment income receivable over the term of the instrument so that the revenue recognised in each period represents a constant yield on the investment.

3. TURNOVER AND SEGMENT INFORMATION

Turnover represents the Group's proportionate share of the jointly controlled entities' toll fee income received and receivable from the operations of toll roads, net of business tax.

The Group only has one business segment, namely the development, operation and management of toll roads in the PRC through its jointly controlled entities established in the PRC.

No geographical segment analysis is presented as management considers that the Group has only one single geographical segment.

4. OTHER OPERATING INCOME

	Six months ended	
HK$'000	31.12.2002	**31.12.2003**
Included in other operating income are interest income from:		
A jointly controlled entity	14,047	**9,314**
A joint venture partner	9,311	**8,622**
Bank deposits	2,048	**4,060**
Held to-maturity debt securities (after netting off of amortisation of premium on acquisition of held-to-maturity debt securities of approximately HK$17,843,000 (six months ended 31st December, 2002: nil))	—	**8,615**

5. PROFIT FROM OPERATIONS

	Six months ended	
HK$'000	31.12.2002	**31.12.2003**
Profit from operations has been arrived at after charging:		
Amortisation of additional investment cost in jointly controlled entities	15,775	**19,614**
Depreciation of:		
Toll roads	75,171	**91,440**
Other property and equipment	2,356	**1,692**

6. FINANCE COSTS

	Six months ended	
HK$'000	31.12.2002	**31.12.2003**
Interest on:		
Bank loans	92,335	**63,017**
Loan from a jointly controlled entity	11,380	**10,468**
Loan from a joint venture partner	149	**149**
Other loans	2,474	**2,328**
	106,338	**75,962**
Other financial expenses	533	**91**
	106,871	**76,053**

7. INCOME TAX EXPENSE

	Six months ended	
HK$'000	31.12.2002	**31.12.2003**
PRC income tax	247	**119**
Overprovision of income tax in prior year	—	**(50)**
Deferred taxation (note 15)	9,700	**6,080**
	9,947	**6,149**

No provision for Hong Kong Profits Tax has been made as there was no assessable profit derived from or arising in Hong Kong.

7. INCOME TAX EXPENSE *(Continued)*

Pursuant to relevant laws and regulations in the PRC, the Group's jointly controlled entities are entitled to certain exemption and relief from PRC income tax. The normal tax rate applicable to the taxable income of a foreign investment enterprise in the PRC is 33%, comprising the standard national tax rate of 30% and the local tax rate of 3%.

Pursuant to an approval from the Guangdong Tax Bureau, the rate of foreign enterprise income tax payable by 廣深珠高速公路有限公司 Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited ("GS Superhighway JV"), a jointly controlled entity of the Group, in respect of its income arising from the operation of toll roads and related service facilities (excluding hotels and entertainment facilities) is 15% and GS Superhighway JV is entitled to a five year exemption from foreign enterprise income tax for such income commencing from the first profit-making year, as computed under PRC accounting standards and tax regulations. For the following five years, it will enjoy a 50% reduction in the rate of income tax payable in respect of such income. Pursuant to another approval from the Guangdong Tax Bureau, GS Superhighway JV is also exempt from paying a local income tax (currently set at a rate of 3%) in respect of income arising from the operation of toll road and related service facilities for ten years commencing from the first profit-making year. The first year for which GS Superhighway JV recorded profits for PRC tax purposes was the year ended 31st December, 2000.

Pursuant to an approval from the Guangzhou branch of the State Tax Bureau, the rate of foreign enterprise income tax payable by 廣州東南西環高速公路有限公司 Guangzhou E-S-W Ring Road Company Limited ("Ring Road JV"), another jointly controlled entity of the Group, in respect of its income arising from the operation of toll road is 15%. Pursuant to an approval from the Guangzhou Municipal Government, Ring Road JV is entitled to a five year exemption from foreign enterprise income tax for income arising from the operation of toll road commencing from the first profit-making year, as computed under PRC accounting standards and tax regulations. For the following five years, it will enjoy a 50% reduction in the rate of foreign enterprise income tax payable. In respect of income arising from toll operations and related service facilities, Ring Road JV is also exempted from paying a local income tax (currently set at a rate of 3%) for ten years commencing from the first profit-making year. Because Ring Road JV has not yet recorded profits for PRC tax purposes, the exemptions from paying foreign enterprise income tax and local income tax have so far had no effect on Ring Road JV.

8. DIVIDEND

The directors have determined that an interim dividend in respect of the financial year ending 30th June, 2004 of HK10 cents per share (year ended 30th June, 2003: nil) totalling approximately HK$288,006,000 (year ended 30th June, 2003: nil) shall be paid to the shareholders of the Company whose names appear on the Register of Members on 18th March, 2004.

9. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended	
HK$'000	31.12.2002	**31.12.2003**
Earnings for the purpose of basic and diluted earnings per share	242,405	**360,670**

	Number of shares	**Number of shares**
Weighted average number of ordinary shares for the purpose of basic earnings per share	2,160,000,000	**2,739,163,315**
Effect of dilutive potential ordinary shares	—	**745,680**
Weighted average number of ordinary shares for the purposes of diluted earnings per share	2,160,000,000	**2,739,908,995**

The calculation of the basic earnings per share for the six months ended 31st December, 2002 is based on the profit for the period of approximately HK$242,405,000 and on 2,160,000,000 shares on the basis that shares of the Company issued upon the Corporate Reorganisation and the Capitalisation Issue are deemed to be outstanding throughout that period.

10. PROPERTY AND EQUIPMENT

During the period, the Group paid its proportionate share of approximately HK$101,810,000 for the repavement of asphalt for GS Superhighway, the expressway running between Shenzhen and Guangzhou.

11. INVESTMENTS IN SECURITIES

The balance as at 31st December, 2003 represents the overseas listed held-to-maturity debt securities acquired by the Group during the period.

12. SHARE CAPITAL

Details of the share capital of the Company are as follows:

	Number of shares	Amount
		HK$'000
Authorised		
On incorporation, par value of HK$1 each	380,000	380
Subdivision of shares of par value from HK$1 to HK$0.1	3,420,000	—
Increased during the period	9,996,200,000	999,620
At 30th June, 2003 and 31st December, 2003	**10,000,000,000**	**1,000,000**
Issued and fully paid:		
Allotted and issued on incorporation, par value of HK$1 each	1	—
Subdivision of shares of par value from HK$1 to HK$0.1	9	—
Allotted and issued on 30th June, 2003	3,120,240	312
At 30th June, 2003	3,120,250	312
Capitalisation Issue	2,156,879,750	215,688
Issue of shares by way of placing and public offer	720,000,000	72,000
Issue of shares upon exercise of warrants	59,162	6
At 31st December, 2003	**2,880,059,162**	**288,006**

The following changes in the share capital of the Company took place during the period from 14th January, 2003 (date of incorporation) to 31st December, 2003:

(a) The Company was incorporated on 14th January, 2003 with an authorised share capital of HK$380,000 divided into 380,000 shares of HK$1 each. At the time of incorporation, one ordinary share of HK$1 was allotted and issued for cash at par.

(b) Pursuant to the written resolutions of the sole shareholder of the Company passed on 30th June, 2003:

(i) each share of par value of HK$1 in the unissued and issued share capital of the Company was subdivided into 10 shares of par value of HK$0.1 each; and

(ii) the authorised share capital of the Company was increased from HK$380,000 to HK$1,000,000,000, by the creation of an additional 9,996,200,000 new shares of HK$0.1 each.

12. SHARE CAPITAL *(Continued)*

(c) On 30th June, 2003:

(i) the Company allotted and issued 3,120,100 shares of HK$0.1 each, credited as fully paid in consideration of the transfer of the entire issued share capital of Most Top Limited, Yager International Limited and Wilberforce International Limited.

(ii) the Company allotted and issued 140 shares of HK$0.1 each, credited as fully paid at the direction of Guangzhou-Shenzhen Superhighway (Holdings) Ltd. ("GSSH"), a fellow subsidiary of the Company, in consideration of GSSH (i) procuring the allotment and issue of two new ordinary shares in Hopewell China Development (Superhighway) Limited ("HHI GS Superhighway Co") to Kingnice Limited ("Kingnice") and its nominee and the conversion of the ordinary shares in HHI GS Superhighway Co beneficially held by it into deferred non-voting shares, and (ii) transferring its one share in Fan Wai Properties Limited to Kingnice.

(d) On 23rd July, 2003, the Company allotted and issued 2,156,879,750 shares of HK$0.1 each, credited as fully paid on capitalisation of an amount of HK$4,500 million owing by the Company to its immediate holding company.

(e) On 5th August, 2003, 720,000,000 new shares of the Company of HK$0.1 each were issued, at a price of HK$4.18 per share, for cash through an initial public offering by way of placing and public offer.

(f) Pursuant to the written resolutions of the sole shareholder of the Company passed on 16th July, 2003, the instrument constituting the warrants and the creation of the warrants of the Company (the "Warrants") were approved. The Warrants carrying subscription rights in aggregate of HK$365,890,598 were created and issued in registered form on 5th August, 2003 which conferred the right to registered holders to subscribe for shares of the Company at an initial subscription price per share equivalent to the initial public offer price of the shares of HK$4.18 (subject to adjustment) exercisable during a period of 3 years commencing 6th August, 2003 (the "Subscription Rights").

During the period, the Subscription Rights of HK$247,297 were exercised by registered holders to convert into 59,162 shares of the Company.

At 31st December, 2003, the Subscription Rights of HK$365,643,301 were outstanding, exercise of which in full would result in the issue of 87,474,474 shares of the Company of HK$0.1 each.

13. BANK AND OTHER LOANS

HK$'000	30.6.2003	**31.12.2003**
Secured bank loans	4,993,040	**4,485,750**
Other loans, unsecured	95,833	**95,426**
	5,088,873	**4,581,176**

The borrowings are repayable as follows:

	30.6.2003	**31.12.2003**
On demand or within one year	426,406	**148,812**
In the second year	568,022	**195,602**
In the third to fifth years inclusive	1,666,227	**1,152,259**
After five years	2,428,218	**3,084,503**
	5,088,873	**4,581,176**
Less: Amounts due for settlement within twelve months (shown under current liabilities)	(426,406)	**(148,812)**
Amounts due for settlement after twelve months	4,662,467	**4,432,364**

Analysis of borrowings by currency:

	At 30th June, 2003		
	US$ HK$'000	RMB HK$'000	HK$ HK$'000
Bank loans	3,753,034	868,006	372,000
Other loans	—	95,833	—
	3,753,034	963,839	372,000

	At 31st December, 2003		
	US$ HK$'000	**RMB HK$'000**	**HK$ HK$'000**
Bank loans	**3,621,430**	**864,320**	—
Other loans	—	**95,426**	—
	3,621,430	**959,746**	—

14. AMOUNT DUE TO HOLDING COMPANY

On 23rd July, 2003, the amount due to the immediate holding company to the extent of HK$4,500 million was capitalised, details of which are mentioned in note 1. The remaining balance was fully settled during the six months ended 31st December, 2003. The amounts were unsecured and interest free.

15. DEFERRED TAX LIABILITIES

The deferred tax liabilities as shown in the condensed consolidated balance sheets represent the Group's proportionate share of such liabilities of the jointly controlled entities. The major components of the deferred tax liabilities (assets) are as follows:

HK$'000	30.6.2003	**31.12.2003**
Excess of tax allowances over depreciation	134,605	**146,485**
Unutilised tax losses	(18,200)	**(24,000)**
	116,405	**122,485**

The following are the major deferred tax liabilities (assets) recognised by the Group and movement thereon during the current and prior reporting periods:

HK$'000	**Accelerated tax depreciation**	**Tax losses**	**Total**
At 1st July, 2002	106,600	(14,700)	91,900
Charge (credit) for the period	10,000	(300)	9,700
At 31st December, 2002	116,600	(15,000)	101,600
Charge (credit) for the period	18,005	(3,200)	14,805
At 30th June, 2003	134,605	(18,200)	116,405
Charge (credit) for the period	11,880	(5,800)	6,080
At 31st December, 2003	**146,485**	**(24,000)**	**122,485**

16. CHARGES ON ASSETS

The toll roads and other assets of the jointly controlled entities have been pledged to secure the bank loan facilities granted to the jointly controlled entities of the Group. As at 31st December, 2003, the carrying value of the toll roads which have been pledged are approximately HK$8,986,556,000 (30th June, 2003: HK$8,989,702,000).

17. CAPITAL COMMITMENTS

At the balance sheet date, commitments in respect of the construction of the Phase 1 West, a major transportation route in western Pearl River Delta which had been contracted for amounted to approximately HK$318 million (30th June, 2003: HK$361 million).

目錄

集團業績

截至二零零三年十二月三十一日止六個月，路費收入由去年同期的港幣5.07億元增加22%至港幣6.17億元，增長主要是由集團位於中華人民共和國(「中國」)的高速公路之車流量增加所帶動。路費收入總額中，廣州－深圳高速公路(「廣深高速公路」)佔91%，或港幣5.64億元，廣州東南西環高速公路(「東南西環高速公路」)佔9%，或港幣5,300萬元。比去年同期增加的路費收入港幣1.10億元中，廣深高速公路佔港幣1.01億元或92%，東南西環高速公路佔港幣900萬元或8%。其他營運收入由港幣3,500萬元增加23%至港幣4,300萬元，主要是上市所得款的利息收入。收入總額(包括路費收入及其他營運收入)由截至二零零二年十二月三十一日止六個月的港幣5.42億元增加22%至截至二零零三年十二月三十一日止六個月的港幣6.60億元。

未經審核淨溢利達港幣3.61億元，比去年同期的港幣2.42億元增加49%，主要因為路費收入的強勁增長及財務成本減少。

費用總額，包括收費公路營運費用、折舊和攤銷、及一般性和行政費用，較二零零二年同期的港幣1.77億元增至二零零三年十二月三十一日止六個月的港幣2.10億元，主要由於折舊和攤銷及行政費用的增加。由於根據集團之會計制度，收費公路及額外投資成本的折舊和攤銷是參照實際車流量比率計算，車流量的強勁增加，令期內的折舊及攤銷增加了港幣1,900萬元。另外，由於低利率環境及以上市所得款償還了部份銀行貸款，財務成本由港幣1.07億元減少29%至港幣7,600萬元。

中期股息及暫停辦理股份過戶登記、認股權證過戶登記及行使手續

董事會已議決派發截至二零零四年六月三十日止財政年度之中期股息為每普通股港幣10仙(二零零三年六月三十日止財政年度：無)。股息約於二零零四年三月二十五日派付予於二零零四年三月十八日營業時間結束時已登記之股東。本公司將由二零零四年三月十五日至二零零四年三月十八日止(包括首尾兩天)期間暫停辦理股份過戶登記、認股權證過戶登記及行使手續。如欲獲享中期股息，必須於二零零四年三月十二日下午四時前，將所有過戶文件連同有關股票、而有關行使認股權證須將所有填妥之認購表格連同認購價之金額及相關認股權證送交本公司之股份過戶登記處一香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心1712-16室。

業績回顧

廣東省仍然是中國其中一個經濟快速增長的省份。珠江三角洲，作為世界上其中一個最重要的工業出口中心，持續發展迅速。集團在珠江三角洲的高速公路投資正處於有利地位，並受惠於珠江三角洲持續的經濟增長及汽車擁有及使用量增加。截至二零零三年十二月三十一日止六個月，集團的高速公路均錄得車流量及路費收入的強勁增長，比對去年同期，車流量及路費收入分別增長25%及22%。中國成為世界貿易組織(「世貿」)成員及於二零零三年六月簽訂更緊密經貿關係之安排(「更緊密經貿關係之安排」)，集團預計廣深高速公路及東南西環高速公路，以及預期可於二零零四年五月提前完工的珠江三角洲西岸幹道一期(「西岸幹道一期」)，均會持續增長。

廣深高速公路

廣深高速公路是珠江三角洲高速公路網絡內之主要幹道，連接廣州、東莞、深圳及香港四個主要城市。於回顧期內，平均每日車流量達188,367架次，較去年同期增長27%。平均每日路費收入增長22%達人民幣688萬元。總路費收入增長22%達人民幣12.66億元。

車流量及路費收入上升主要受惠於廣東省經濟的持續迅速增長。由於廣東省之國內生產總值不斷增長，令客運量及貨運量亦不斷增長。企業利潤增加及消費者日益富裕，使汽車擁有量持續上升。集團相信此等因素將有助廣深高速公路的車流量及路費收入保持穩定增長。

廣深高速公路沿線已完成了多項提高車流量及運載量之工程。車流量最多的鶴州立交至黃田立交2.7公里路段已由雙向三車道擴建至雙向四車道。其次，在收費最繁忙的黃田、南頭及寶安收費站已增建多條出入口車道。合作公司將繼續密切監察廣深高速公路的交通情況並採取有效的措施保持交通暢順。廣深高速公路北行方向的收費系統已於二零零三年第三季完成由磁卡收費系統提升至非接觸式的集成電路(IC)卡系統。南行方向的工程亦將會在二零零四年完成。

向高速公路使用者提供安全、有效率及舒適的駕駛環境是集團的首要工作，合作公司亦因此已於二零零三年十二月份完成了約100公里的主線路面重鋪工程。


廣深高速公路
平均每日車流量
架次
180,000
120,000
60,000
147,913
188,367
2002
2003
7-12月


廣深高速公路
總路費收入
人民幣百萬元
1,200
800
400
1,036
1,266
2002
2003
7-12月

東南西環高速公路

東南西環高速公路是一條長38公里、封閉式的雙向三車道高速公路。它是一條貫通廣州市東、南及西面周邊地區的繞道，並構成廣州環城高速公路的主要部份。在過去六個月，車流量及路費收入均錄得持續增長。平均每日車流量增長16%至45,356架次，平均每日路費收入增長23%至人民幣72萬元。總路費收入增長23%至人民幣1.33億元。

兩條與東南西環高速公路直接連接的主要高速公路，西岸幹道一期及廣州南部快速路預計將於二零零四年建成。此等高速公路的開通預計將可為東南西環高速公路帶來額外的車流量。集團相信東南西環高速公路正處於有利的位置，可受惠於廣州的快速經濟發展。


東南西環高速公路
平均每日車流量
架次
45,000
30,000
15,000
39,061
45,356
2002
2003
7-12月


東南西環高速公路
總路費收入
人民幣百萬元
120
80
40
108
133
2002
2003
7-12月

西岸幹道一期

此條長14.7公里、封閉式的雙向三車道高速公路目前正在建設中，預計可於二零零四年五月建成，較原定工期提前兩個月。

建成後，西岸幹道一期將成為連接廣州至順德唯一的高速公路，它符合需有一條快速通道將這兩個主要城市連接起來的策略性需要，並將目前利用現有地方路來往這兩個城市的行車時間由約40分鐘縮短至10-15分鐘。

財務回顧

資金流動性及財務資源

回顧期內，集團償還了港幣4.88億元銀行貸款及港幣5.43億元控股公司之貸款。由於其資產能帶來穩定的現金流，集團改善了其資產負債比率，債務總額對比資產總額比率由二零零三年六月三十日的51%下降至二零零三年十二月三十一日的36%。集團亦改善了其淨債務總額對比股東權益比率，由二零零三年六月三十日的104%下降至二零零三年十二月三十一日的50%。截至二零零三年十二月三十一日止六個月，淨現金流為港幣4.72億元。

集團之資產負債比率如下：

港幣百萬元	二零零三年 六月三十日	**二零零三年 十二月三十一日**
股東權益	5,846[1]	**9,083**
債務總額	6,380[1]	**5,291**
淨債務總額[2]	6,079	**4,517**
資產總額	12,487	**14,662**
債務總額對比資產總額	51%	**36%**
淨債務總額對比股東權益	104%	**50%**

附註：

[1] *假設將港幣45億元應付控股公司的貸款於二零零三年六月三十日資本化為股東權益；*

[2] *淨債務總額為債務總額扣除銀行及現金結餘。*

集團於二零零三年十二月三十一日之銀行貸款之還款期對比二零零三年六月三十日，載列如下：

集團(未合併)	一年內	一年後
於二零零三年十二月三十一日	**—**	**—**
於二零零三年六月三十日	43%	57%

合作公司(按比例分佔)	一年內	一至五年	五年後
於二零零三年十二月三十一日	**3%**	**28%**	**69%**
於二零零三年六月三十日	6%	44%	50%

合作公司之借貸以美元及人民幣為單位及以浮動利率計算。

截至二零零三年十二月三十一日止六個月，集團之銀行借貸平均利率為2.63%(二零零三年六月三十日為2.71%)。

利率風險及外滙風險

集團的利率及外滙風險管理並無顯著變動。集團以至共同控制個體均沒有運用金融衍生工具作為對沖利率或滙率風險，主要基於美元與港元長期掛鈎及人民幣對港幣相對穩定。這三種貨幣是集團及其共同控制個體的主要經營貨幣。

或然負債

期內，本集團的或然負債沒有重大變更。

前瞻

珠江三角洲西岸幹道第二及三期項目

珠江三角洲西岸幹道第二及三期項目為全長約43公里的高速公路，從西岸幹道一期在順德的末端直達中山。集團擁有發展珠江三角洲西岸幹道第二及三期項目的經營權並正積極推動項目的發展。當一至三期項目全部建成，珠江三角洲西岸幹道將把廣州、南海、順德及中山以至珠海直接連接起來。由於廣州、順德及中山均是廣東省內汽車擁有量最高的地方之一，再加上港珠澳大橋作為珠江三角洲西岸地區與香港的一個新連繫所帶來的機遇，集團相信珠江三角洲西岸幹道將成為珠江三角洲西岸的一條主要高速公路。

港珠澳大橋

倡議中29公里長的Y型大橋將把香港與澳門及珠海連繫起來。在過去六個月，粵、港、澳三地政府共同組成了聯合工作小組，負責推動及統籌項目有關的前期工作。集團深信當項目推進時，集團正處於有利位置擔當一個重要的角色。

根據上市規則所需提供之附加資料

收購及出售附屬公司及聯營公司

期內並無重大收購或出售本公司之附屬公司及聯營公司。

僱員

於二零零三年十二月三十一日，本公司全職僱員人數為40人，香港35人及中國5人。本公司提供具競爭性的薪酬予僱員並因應其工作表現而釐定。本公司亦為僱員提供多項福利包括免費醫療及個人意外保險。此外，公司亦經常籌辦不同種類之培訓課程。

審核委員會

審核委員會於二零零三年七月十六日成立，由三名獨立非執行董事組成，成員包括委員會主席藍利益先生、費宗澄先生及中原紘二郎先生。

審核委員會已與管理層檢討本集團所採納之會計原則及實務，並商討審核內部監控及財務申報事宜，其中包括審閱未經審核之中期財務報告表。

最佳應用守則

本公司所有董事均未知悉任何資料，足以合理地指出本公司現時或在本中期報告所包括之會計期間內之任何時間，未有遵守香港聯合交易所有限公司上市規則(「上市規則」)附錄十四所列之最佳應用守則。

董事之權益

截至二零零三年十二月三十一日，本公司各名董事、最高行政人員及其聯繫人對本公司或本公司任何相聯法團（定義見證券及期貨條例第XV部）任何股份、相關股份或債權擁有之權益及淡倉中，已經根據證券及期貨條例第XV部第7、第8分部之規定通知本公司及香港聯合交易所有限公司(「聯交所」)（包括任何有關董事或最高行政人員根據證券及期貨條例之上述規定被視作或當作

擁有之權益及淡倉），或根據證券及期貨條例第352條須記錄於本公司存置之登記冊內者，或根據上市公司董事進行證券交易之標準守則而須予公佈者，其詳情如下：

(a) 於本公司股本衍生工具相關股份之實益權益及淡倉 *(i)*

董事姓名	股份	衍生工具				總權益	總權益約佔發行中股份之百分比
		個人權益（實益擁有）	家屬權益（配偶及18歲以下子女之權益）	公司權益*(ii)*（受控制公司擁有之權益）	其他權益		
胡應湘	–	6,249,403	2,191,000*(iii)*	11,124,999*(iv)*	3,068,000*(v)*	22,633,402	0.79
何炳章	–	1,936,000	24,600	205,000	–	2,165,600	0.08
胡文新	–	2,435,000	–	82,000	–	2,517,000	0.09
梁國基	–	1,000	–	–	–	1,000	0
中原紘二郎	–	1,067	–	–	–	1,067	0

附註：

(i) *於本公司股本衍生工具相關股份之權益均為長倉。於本公司股本衍生工具相關股份之權益為本公司認股權證賦予之權利，可以港幣4.18元（相等於發售價（可予調整）之初步認購價）認購本公司股份，該權利可於二零零三年八月六日起三年內行使。各名董事或最高行政人員概無持有本公司股本衍生工具相關股份的淡倉。*

(ii) *此等衍生工具由一間公司實益擁有，而根據證券及期貨條例，本公司有關董事被視作有權於該公司之股東大會上行使不少於三分之一的投票權或控制該數量之投票權之行使。*

(iii) *家屬權益2,191,000認股權證代表胡應湘爵士之妻子胡郭秀萍爵士夫人之權益。*

(iv) *公司權益11,124,999認股權證代表胡應湘爵士及胡郭秀萍爵士夫人透過公司持有之權益。此數目包括由胡郭秀萍爵士夫人透過公司持有的6,119,000認股權證。*

(v) *其他權益3,068,000認股權證代表由胡應湘爵士及胡郭秀萍爵士夫人共同持有。*

(b) 於相聯法團股本衍生工具相關股份之實益權益及淡倉 *(i)*

董事姓名	公司名稱	股份				衍生工具*(iii)*	總權益	總權益約佔發行中股份之百分比
		個人權益（實益擁有）	家屬權益（配偶及18歲以下子女之權益）	公司權益*(ii)*（受控制公司擁有之權益）	其他權益			
胡應湘	合和實業有限公司	63,494,032	21,910,000*(iv)*	111,250,000*(v)*	30,680,000	8,000,000	235,334,032	26.82
何炳章	合和實業有限公司	19,360,000	246,000	2,050,000	—	6,000,000	27,656,000	3.15
胡文新	合和實業有限公司	24,450,000	—	820,000	—	2,400,000	27,670,000	3.15
陳志鴻	合和實業有限公司	—	—	—	—	1,000,000	1,000,000	0.11
賈呈會	合和實業有限公司	—	—	—	—	800,000	800,000	0.09
梁國基	合和實業有限公司	10,000	—	—	—	—	10,000	0
藍利益	合和實業有限公司	90,000	—	—	—	—	90,000	0.01
中原紘二郎	合和實業有限公司	10,671	—	—	—	—	10,671	0

附註：

(i) 於相聯法團股本衍生工具相關股份之權益均為長倉。各名董事或最高行政人員概無持有相聯法團股本衍生工具相關股份的淡倉。

(ii) 此等股份由一家公司實益擁有，而根據證券及期貨條例，本公司有關董事被視作有權於該公司之股東大會上行使不少於三分之一投票權或控制該數量之投票權之行使。

(iii) *於衍生工具相關股份之權益代表合和實業有限公司於1994年10月11日採納的認股證計劃下授與董事認購合和實業有限公司股份之權利，該認股權計劃已終止，但於計劃終止前授出而未行使的所有認股權繼續有效，進一步資料列如下：*

董事姓名	授出日期	截至2003年12月31日尚未行使認股權數目	行使價每股港幣	可行使認股權之期間
胡應湘	9/9/2003	8,000,000	9.55	9/3/2004 - 9/9/2008
何炳章	9/9/2003	6,000,000	9.55	9/3/2004 - 9/9/2008
胡文新	3/4/2002	2,400,000	6.15	3/10/2002 - 2/10/2005
陳志鴻	2/4/2002	1,000,000	6.15	2/10/2002 - 1/10/2005
賈呈會	2/4/2002	800,000	6.15	2/10/2002 - 1/10/2005

(iv) *家族權益21,910,000股股份代表胡應湘爵士之妻子胡郭秀萍爵士夫人之權益。*

(v) *公司權益111,250,000股股份代表胡應湘爵士及胡郭秀萍爵士夫人通過公司持有之權益。此數目包括胡郭秀萍爵士夫人通過公司持有之61,190,000股股份。*

(vi) *若干董事以代理人身份代表控股公司持有合和實業有限公司若干附屬公司之股份。*

(c) 於相聯法團債券之實益權益

截至二零零三年十二月三十一日，本公司各名董事或最高行政人員於相聯法團債券之實益權益如下：

(i) 胡文新先生透過持有多間公司三分之一或以上股東大會投票權而實益擁有廣深高速公路（控股）有限公司發行之二零零四年到期（年息為9⅞%）之票據，該票面金額為美金四百八十五萬元。

(ii) 藍利益先生實益擁有廣深高速公路（控股）有限公司發行之二零零四年到期（年息為9⅞%）之票據，該票面金額為美金四十萬元。

優先認股權

本公司之優先認股權計劃是由唯一股東於二零零三年七月十六日以書面決議案批准，及經合和實業有限公司股東於二零零三年七月十六日舉行之股東特別大會上批准(「認股權計劃」)。

截至二零零三年十二月三十一日止，本公司概無根據認股權計劃授出任何認股權。

主要股東

截至二零零三年十二月三十一日，就各董事所得知，本公司根據證券及期貨條例第336條所存置之登記冊所載，直接或間接擁有本公司已發行股本5%或以上權益之人士如下：

名稱	身份	股份數目(公司權益)	約佔已發行股份總數之百分比
Anber Investments Limited	實益擁有持有人	2,160,000,000	74.998
Delta Roads Limited (i)	受控制公司擁有之權益	2,160,000,000	74.998
Dover Hills Investments Limited (ii)	受控制公司擁有之權益	2,160,000,000	74.998
Supreme Choice Investments Limited (iii)	受控制公司擁有之權益	2,160,000,000	74.998
Hopewell Holdings Limited (iv)	受控制公司擁有之權益	2,160,000,000	74.998

附註：

(i) 此處指上文Anber Investments Limited名稱右欄呈列之同一批股份。由於Anber Investments Limited由珠江基建發展有限公司全資擁有，根據證券及期貨條例第XV部，珠江基建發展有限公司將被視為擁有Anber Investments Limited持有之同等數目之股份權益。

(ii) 由於Dover Hills Investments Limited全資擁有珠江基建發展有限公司，根據證券及期貨條例第XV部，Dover Hills Investments Limited將被視為擁有珠江基建發展有限公司持有之同等數目之股份權益。

(iii) 由於Supreme Choice Investments Limited全資擁有Dover Hills Investments Limited，根據證券及期貨條例第XV部，Supreme Choice Investments Limited將被視為擁有Dover Hills Investments Limited持有之同等數目之股份權益。

(iv) 由於合和實業有限公司全資擁有Supreme Choice Investments Limited，根據證券及期貨條例第XV部，合和實業有限公司將被視為擁有Supreme Choice Investments Limited持有之同等數目之股份權益。

除上述披露外，於二零零三年十二月三十一日，本公司未獲通知任何超過本公司已發行股本5%或以上且已記錄入按證券及期貨條例第336條設立之主要股東名冊之權益。

購回、出售或贖回本公司之上市證券

本公司或其任何附屬公司於二零零三年八月六日(於聯交所上市之日期)至二零零三年十二月三十一日期間內概無購回、出售或贖回任何本公司之上市證券。

承董事局命
胡應湘爵士 KCMG, FICE
主席

香港，二零零四年二月二十六日

簡明綜合收益表

截至二零零三年十二月三十一日止六個月

港幣千元	*附註*	截至十二月三十一日止六個月 二零零二年 （未經審核）	 **二零零三年** **（未經審核）**
營業額	3	507,062	**617,222**
其他營運收入	4	34,936	**42,951**
收費公路營運費用		(52,681)	**(49,824)**
折舊及攤銷		(93,302)	**(112,746)**
一般及行政費用		(31,047)	**(47,023)**
經營業務溢利	5	364,968	**450,580**
財務成本	6	(106,871)	**(76,053)**
除税前溢利		258,097	**374,527**
所得税開支	7	(9,947)	**(6,149)**
未計少數股東權益前溢利		248,150	**368,378**
少數股東權益		(5,745)	**(7,708)**
本期淨溢利		242,405	**360,670**
股息	8	—	**288,006**
		港仙	**港仙**
每股溢利	9		
基本		11.22	**13.17**
攤薄後		不適用	**13.16**
每股股息		—	**10.00**

簡明綜合資產負債表

於二零零三年十二月三十一日結算

港幣千元	*附註*	二零零三年 六月三十日 (經審核)	二零零三年 十二月三十一日 (未經審核)
資產			
非流動資產			
物業及設備	10	9,000,553	**9,005,715**
於共同控制個體之額外投資成本		1,900,258	**1,880,644**
發展中收費公路項目		151,237	**149,804**
借予共同控制個體之貸款		1,014,416	**1,020,087**
証券投資 — 遠期部份	11	—	**553,683**
		12,066,464	**12,609,933**
流動資產			
存貨		1,928	**2,066**
應收賬款、按金及預付款項		71,406	**55,606**
應收合營企業夥伴之利息		45,813	**55,642**
証券投資 — 即期部份	11	—	**1,164,217**
銀行結餘及現金		301,293	**774,800**
		420,440	**2,052,331**
總資產		12,486,904	**14,662,264**
股東權益及負債			
資本及儲備			
股本	12	312	**288,006**
儲備		1,346,169	**8,795,452**
		1,346,481	**9,083,458**
少數股東權益		29,714	**29,438**
非流動負債			
銀行及其他貸款 — 於一年後到期	13	4,662,467	**4,432,364**
合營企業夥伴提供之貸款		719,502	**710,308**
應付控股公司金額	14	5,043,452	**—**
遞延税項負債	15	116,405	**122,485**
		10,541,826	**5,265,157**
流動負債			
應付賬款及已收按金		53,425	**66,761**
銀行及其他貸款 — 於一年內到期	13	426,406	**148,812**
應付一共同控制個體之利息		55,599	**66,274**
應付其他利息 — 於一年內到期		33,403	**2,364**
税務負債		50	**—**
		568,883	**284,211**
股東權益及負債總額		12,486,904	**14,662,264**

簡明綜合權益變動報表

截至二零零三年十二月三十一日止六個月

港幣千元	股本	股本溢價	中國 法定儲備	換算儲備	股息 儲備金	保留溢利	總計
於二零零二年 七月一日之結餘	312	—	22,884	22,580	—	775,324	821,100
在香港以外地區之 營運之滙兑差額 (未於收益表確認)	—	—	—	(7,820)	—	—	(7,820)
本期淨溢利	—	—	—	—	—	242,405	242,405
保留溢利之攤分	—	—	33,580	—	—	(33,580)	—
於二零零二年 十二月三十一日之結餘	312	—	56,464	14,760	—	984,149	1,055,685
於二零零三年 七月一日之結餘	312	—	56,464	14,882	—	1,274,823	1,346,481
以溢價作配售及公開 發售之新股發行	72,000	2,937,600	—	—	—	—	3,009,600
透過行使認股權証 以溢價作股份發行	6	241	—	—	—	—	247
新股發行之費用	—	(126,385)	—	—	—	—	(126,385)
應付控股公司款項資本化 的股份發行	215,688	4,284,312	—	—	—	—	4,500,000
在香港以外地區之營運之 匯兑差額 (未於收益表確認)	—	—	—	(7,155)	—	—	(7,155)
本期淨溢利	—	—	—	—	—	360,670	360,670
保留溢利之攤分	—	—	20,011	—	—	(20,011)	—
擬派截至二零零四年 六月三十日止年度 股息	—	—	—	—	288,006	(288,006)	—
於二零零三年 十二月三十一日之結餘	**288,006**	**7,095,768**	**76,475**	**7,727**	**288,006**	**1,327,476**	**9,083,458**

簡明綜合現金流量表

截至二零零三年十二月三十一日止六個月

港幣千元	截至十二月三十一日止六個月 二零零二年 (未經審核)	 二零零三年 (未經審核)
來自經營業務之現金淨額	539,823	**596,667**
投資業務		
証券投資	—	**(1,746,291)**
償還發展中收費公路項目之款項	270,966	—
出售物業及設備所得款項	164	—
購買物業及設備	(51,990)	**(128,896)**
償還借予共同控制個體之貸款	12,977	**3,719**
持有至到期債務証券之已收利息	—	**7,189**
來自(用於)投資業務之現金淨額	232,117	**(1,864,279)**
融資活動		
股份發行之所得款項	—	**3,009,847**
新股發行之費用	—	**(126,385)**
已付利息	(94,416)	**(96,385)**
償還少數股東之款項	—	**(7,984)**
償還銀行及其他貸款	(142,393)	**(487,694)**
償還合營企業夥伴貸款	(17,999)	**(8,247)**
償還控股公司之款項	(73,175)	**(543,452)**
(用於)來自融資活動之現金淨額	(327,983)	**1,739,700**
現金及現金等值物增加淨額	443,957	**472,088**
期初現金及現金等值物	97,819	**301,293**
外滙滙率變動影響	2,766	**1,419**
期末現金及現金等值物		
銀行結餘及現金	544,542	**774,800**

1. 集團重組及財務報告之編製基準

本公司於二零零三年一月十四日在開曼群島根據開曼群島公司法註冊成立為一家獲豁免有限公司。本公司乃一間投資控股公司。本公司之最終控股公司是合和實業有限公司，是一間於香港註冊成立之公眾有限公司，其股份於香港聯合交易所有限公司(「聯交所」)上市。

為籌備本公司股份於聯交所上市，本公司及其附屬公司(以下統稱「本集團」)曾進行一項集團重組(「集團重組」)，藉以精簡集團架構。根據集團重組，本公司於二零零三年六月三十日成為本集團之控股公司。

於二零零三年七月二十三日，本公司透過配發及發行2,156,879,750股每股面值港幣0.1元，入賬列為繳足股款方式，將應付控股公司金額港幣45億元資本化(「資本化發行」)。

於二零零三年八月五日，本公司透過一項首次公開售股以配售及公開發售方式，按每股港幣4.18元發行720,000,000股每股面值港幣0.1元之新股，以換取現金。

本公司股份已於二零零三年八月六日在聯交所上市。

集團重組後，本集團被視為一持續經營實體。因此，二零零三年六月三十日之綜合資產負債表乃按合併會計基準編製。

截至二零零二年十二月三十一日及二零零三年十二月三十一日止六個月之簡明綜合收益表乃按合併基準並擬以現行架構於期內存在而編製。

集團的共同控制個體之記帳本位為人民幣，但集團之財務報告表以港元呈報，董事認為此呈報對現行及潛在投資者較為有用。

本簡明財務報告表乃遵照聯交所證券上市規則(「上市規則」)附錄十六內可適用之披露規定及國際會計準則第34條「中期財務報告」之規定編製。

2. 主要會計政策

本簡明財務報告表乃根據歷史成本慣例而編製。共同控制個體之資產、負債及經營業績均按比例綜合賬目原則入賬。所採納之會計政策與截至二零零三年六月三十日止年度本集團之財務報告表所採納的均屬一致。於本期內，本集團首次採納以下新增之會計準則：

證券投資

投資根據交易日準則並首先以包括交易費用在內的成本入帳。

於報告日後，集團表明意向及有能力持有該債務證券直至到期日（「持有至到期債務證券」），此債務證券是以攤銷成本減任何減值虧損以反映預期未能收回之金額來釐定。持有至到期的債務證券，於購買時之折扣或溢價之年度攤銷將與其他收益匯總，以便每期收益均能反映投資的平均回報。

3. 營業額及分類資料

營業額指本集團按比例收取之應佔共同控制個體已收之收費費用收入及來自經營收費公路（扣除營業税）之應收款項。

本集團只有一個業務分類，即透過其於中國成立之共同控制個體在中國發展、經營及管理收費公路。

由於管理層認為本集團只有單一地區分類，故並無呈列地區分類分析。

4. 其他營運收入

	截至十二月三十一日止六個月	
港幣千元	二零零二年	二零零三年
其他營運收入包括利息收入來自：		
共同控制個體	14,047	**9,314**
合營企業夥伴	9,311	**8,622**
銀行存款	2,048	**4,060**
持有至到期債務證券投資 （已將持有至到期債券於購買時 溢價的攤銷約港幣17,843,000元扣減 （二零零二年十二月三十一日止六個月：無））	—	**8,615**

5. 經營業務溢利

港幣千元	截至十二月三十一日止六個月 二零零二年	 **二零零三年**
經營業務溢利已扣除下列各項：		
於共同控制個體之額外投資成本之攤銷	15,775	**19,614**
折舊：		
收費公路	75,171	**91,440**
其他物業及設備	2,356	**1,692**

6. 財務成本

港幣千元	截至十二月三十一日止六個月 二零零二年	 **二零零三年**
於下列各項之利息：		
銀行貸款	92,335	**63,017**
共同控制個體之貸款	11,380	**10,468**
合營企業夥伴之貸款	149	**149**
其他貸款	2,474	**2,328**
	106,338	**75,962**
其他財務費用	533	**91**
	106,871	**76,053**

7. 所得稅開支

港幣千元	截至十二月三十一日止六個月 二零零二年	 **二零零三年**
中國所得稅	247	**119**
往年稅項準備之高估	—	**(50)**
遞延稅項（附註15）	9,700	**6,080**
	9,947	**6,149**

由於並無於香港產生應課稅溢利，故並無就香港利得稅作出撥備。

7. 所得税開支 *(續)*

根據中國之有關法律及法規，本集團之共同控制個體有權獲得豁免若干中國所得税及獲得税務優惠。於中國，適用於外商投資企業應課税溢利之一般税率為33%，包括30%為標準國家税率，3%為地方税率。

根據廣東税務局之批准，廣深珠高速公路有限公司(「廣深高速公路合營企業」)就其經營收費公路及有關服務設施(不包括酒店及娛樂設施)所產生之收入之應付外商企業所得税率為15%，根據中國會計準則及税務法規所計算，廣深高速公路合營企業有權由其首個獲利年度起計，獲豁免有關收入之外商企業所得税五年。隨後五年，廣深高速公路合營企業將就有關收入之應付所得税率享有50%之寬免。根據廣東税務局另一項批文，廣深高速公路合營企業由其首個獲利年度起計，亦可獲豁免就經營收費公路及有關服務設施所產生之收入繳付之地方所得税(目前税率定為3%)十年。就中國税項而言，廣深高速公路合營企業之首個獲利年度為截至二零零零年十二月三十一日止年度。

根據國家税務局廣東分局之批准，廣州東南西環高速公路有限公司(「環城公路合營企業」)就經營收費公路之收入之應付外商企業所得税率為15%。根據廣州市政府之批准，根據中國會計準則及税務法規所計算，環城公路合營企業有權由首個獲利年度起獲豁免經營收費公路之收入之外商企業所得税五年。隨後五年，環城公路合營企業將就應付外商企業所得税率享有50%之寬免。就通行費營運及有關服務設施產生之收入而言，環城公路合營企業由首個獲利年度起計，亦可獲豁免繳付地方所得税(目前税率定為3%)十年。由於環城公路合營企業尚未錄得溢利，故就中國税項而言，外商企業所得税及地方所得税之豁免到目前為止尚未生效。

8. 股息

董事局已議定二零零四年六月三十日止財政年度之中期股息為每股港幣10仙(二零零三年六月三十日止財政年度：無)合共約港幣288,006,000元(二零零三年六月三十日止財政年度：無)，並將派付予於二零零四年三月十八日已登記於股東名冊上之股東。

9. 每股溢利

每股基本溢利及攤薄溢利之計算資料如下：

	截至十二月三十一日止六個月	
港幣千元	二零零二年	**二零零三年**
作計算每股基本及攤薄溢利之溢利金額	242,405	**360,670**
	股份數目	**股份數目**
作計算每股基本溢利之普通股之加權平均數	2,160,000,000	**2,739,163,315**
潛在攤薄普通股份	—	**745,680**
作計算每股攤薄溢利之普通股之加權平均數	2,160,000,000	**2,739,908,995**

計算截至二零零二年十二月三十一日止六個月之每股基本溢利以期內溢利約港幣242,405,000元及股份可發行數目2,160,000,000股，假設公司股份於集團重組及資本化發行時於期初發行。

10. 物業及設備

於期內，集團透過廣深高速公路，貫通深圳至廣州之間的高速公路，支付按比例應佔重舖瀝青路面金額約港幣101,810,000元。

11. 証券投資

於二零零三年十二月三十一日之結餘指本集團於期內購買於海外上市之持有至到期債務証券。

12. 股本

本公司之股本詳情如下：

	股份數目	金額
		港幣千元
法定：		
註冊成立，每股面值港幣1元	380,000	380
每股面值港幣1元之股份拆細為港幣0.1元	3,420,000	—
期內增加	9,996,200,000	999,620
於二零零三年六月三十日及二零零三年十二月三十一日	**10,000,000,000**	**1,000,000**
已發行及繳足股款：		
於註冊成立時已配發及發行，每股面值港幣1元	1	—
每股面值港幣1元之股份拆細為港幣0.1元	9	—
於二零零三年六月三十日已配發及發行	3,120,240	312
於二零零三年六月三十日	3,120,250	312
資本化發行	2,156,879,750	215,688
透過配售及公開發售之股份發行	720,000,000	72,000
透過行使認股權証之股份發行	59,162	6
於二零零三年十二月三十一日	**2,880,059,162**	**288,006**

本公司於二零零三年一月十四日（註冊成立日期）至二零零三年十二月三十一日期間內之股本變動如下：

(a) 本公司於二零零三年一月十四日註冊成立，法定股本港幣380,000元分為380,000股每股面值港幣1元之股份。於註冊成立時，已配發及發行1股面值港幣1元之普通股，以換取現金。

(b) 根據本公司唯一股東於二零零三年六月三十日通過之書面決議案：

(i) 將本公司未發行及已發行的股本每股面值港幣1元拆細至10股每股面值港幣0.1元；及

(ii) 透過額外增設9,996,200,000股每股面值港幣0.1元之新股，將本公司之法定股本由港幣380,000元增至港幣10億元。

12. 股本（續）

(c) 於二零零三年六月三十日：

(i) 本公司配發及發行3,120,100股每股港幣0.1元，作收購茂高有限公司、Yager International Limited及Wilberforce International Limited全部已發行股本之代價，入賬列為繳足股款；

(ii) 本公司按廣深高速公路（控股）有限公司（「廣深高速公路公司」）之指示，配發及發行140股每股港幣0.1元，入賬列為繳足股款，以作為廣深高速公路公司(i)促使配發及發行2股合和中國發展（高速公路）有限公司（「合和中國發展」）之新普通股予冠佳有限公司（「冠佳」）及其代名人，以及轉換其於合和中國發展持有之普通股為無投票遞延權股；(ii)轉讓其於Fan Wai Properties Limited的1股予冠佳。

(d) 於二零零三年七月二十三日，本公司透過配發及發行2,156,879,750股每股面值港幣0.1元，入賬列為繳足股份將本公司應付控股公司金額港幣45億元資本化。

(e) 於二零零三年八月五日，本公司透過一項首次公開售股以配售及公開發售方式，按每股港幣4.18元之價格，發行720,000,000股每股面值港幣0.1元之新股，以換取現金。

(f) 根據本公司唯一股東於二零零三年七月十六日通過之書面決議案，批准構成認股權証之文據及增設認股權証（「認股權証」）。認股權証附帶的認購權共計港幣365,890,598元，於二零零三年八月五日以記名的方式增設並發行。此認股權証賦予登記持有人可以每股港幣4.18元（相等於首次公開售股發售價（可予調整）之初步認購價）認購本公司股份，該權利可於二零零三年八月六日起三年內行使（「認購權」）。

在期內，認股權証登記持有人行使認購權總額港幣247,297元的權利，轉換為本公司股份共59,162股。

截至二零零三年十二月三十一日，總額港幣365,643,301元的認購權未被行使。若全數行使該認購權，本公司將發行87,474,474股每股面值港幣0.1元之股份。

13. 銀行及其他貸款

港幣千元	二零零三年六月三十日	二零零三年十二月三十一日
銀行貸款,有抵押	4,993,040	**4,485,750**
其他貸款,無抵押	95,833	**95,426**
	5,088,873	**4,581,176**
借貸須於下列期間償還:		
於要求時或一年內	426,406	**148,812**
第二年	568,022	**195,602**
第三至第五年(包括首尾兩年)	1,666,227	**1,152,259**
五年後	2,428,218	**3,084,503**
	5,088,873	**4,581,176**
減:於十二個月內到期償還之金額(呈列於流動負債)	(426,406)	**(148,812)**
於十二個月後到期償還之金額	4,662,467	**4,432,364**

按貨幣劃分之借貸分析:

	於二零零三年六月三十日		
	美金 港幣千元	人民幣 港幣千元	港幣 港幣千元
銀行貸款	3,753,034	868,006	372,000
其他貸款	—	95,833	—
	3,753,034	963,839	372,000

	於二零零三年十二月三十一日		
	美金 港幣千元	**人民幣 港幣千元**	**港幣 港幣千元**
銀行貸款	**3,621,430**	**864,320**	—
其他貸款	—	**95,426**	—
	3,621,430	**959,746**	—

14. 應付控股公司金額

於二零零三年七月二十三日,應付控股公司金額港幣45億元被資本化,詳情載於附註1。其餘應付金額於截至二零零三年十二月三十一日止六個月期內全數償還。金額為無抵押及免息。

15. 遞延税項負債

呈列於簡明綜合資產負債表之遞延税項負債指本集團按比例應佔共同控制個體之該等債項。遞延税項負債(資產)之主要部分如下:

港幣千元	二零零三年六月三十日	**二零零三年十二月三十一日**
免税額超出折舊之差額	134,605	**146,485**
未動用税項虧損	(18,200)	**(24,000)**
	116,405	**122,485**

集團確認之主要遞延税項負債(資產)及於期內及以前年度之變動如下:

港幣千元	加速税項折舊	税項虧損	總數
於二零零二年七月一日	106,600	(14,700)	91,900
期內支出(抵免)	10,000	(300)	9,700
於二零零二年十二月三十一日	116,600	(15,000)	101,600
期內支出(抵免)	18,005	(3,200)	14,805
於二零零三年六月三十日	134,605	(18,200)	116,405
期內支出(抵免)	11,880	(5,800)	6,080
於二零零三年十二月三十一日	**146,485**	**(24,000)**	**122,485**

16. 資產抵押

共同控制個體之收費公路及其他資產已抵押,作為授予共同控制個體之銀行貸款融資之抵押。於二零零三年十二月三十一日,已抵押收費公路之賬面值約港幣8,986,556,000元(二零零三年六月三十日:港幣8,989,702,000元)。

17. 資本承擔

於結算日,就興建西岸幹道一期,其為珠江三角洲西面的一條主要交通幹道之已訂約承擔之發展費用約為港幣3.18億元(二零零三年六月三十日:港幣3.61億元)。

摘要

- 路費收入上升22%至港幣6.17億元
- 淨溢利上升49%至港幣3.61億元
- 總債務減少17%至港幣52.91億元
- 中期股息每股港幣10仙

Hopewell Highway Infrastructure Limited

合和公路基建有限公司

Room 64-02
64th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong
Tel : (852) 2528 4975
Fax : (852) 2861 2068
: (852) 2861 0177
Web Page: www.hopewellhighway.com

香港灣仔
皇后大道東 183 號
合和中心 64 樓
64-02 室
電話 : (852) 2528 4975
圖文傳真 : (852) 2861 2068
: (852) 2861 0177
網址 : www.hopewellhighway.com

FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Your Ref.:

Our Ref.: S/11514/03 PWH/am

27th February, 2004

The Head of the Listing Division,
The Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F., One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sir,

Re: Hopewell Highway Infrastructure Limited

We are instructed to enclose herewith 7 copies of newspaper cuttings of the announcement of interim results for the half-year ended 31st December, 2003 of the captioned Company ("the Announcement") advertised in South China Morning Post and Hong Kong Economic Times today for your information.

Please note that the Chinese version is also advertised in Hong Kong Economic Journal of today's issue.

We also enclose herewith the original Results Announcement Form for your file record.

Lastly, please note that the Registers of Members and Warrantholders of the above Company will be closed from Monday, 15th March, 2004 to Thursday, 18th March, 2004 both days inclusive, during which period no transfer of shares and no transfer or exercise of warrants will be effected.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

HUEN Po Wah
Director

Encl.
c.c. the Company
(Attn : Miss Maggie CHUNG)

#b1023/ltr-se-i/7/am



Hopewell Highway Infrastructure Limited

合和公路基建有限公司*

(Incorporated in the Cayman Islands with limited liability)

INTERIM RESULTS FOR THE FINANCIAL YEAR ENDING 30TH JUNE, 2004

HIGHLIGHTS

For the six months ended 31st December, 2003,

- Toll revenue increased by 22% to HK$617 million;
- Net profit increased by 49% to HK$361 million;
- Total debt decreased by 17% to HK$5,291 million;
- Interim dividend per share HK10 cents.

GROUP RESULTS

For the six months ended 31st December, 2003, toll revenue increased by 22% to HK$617 million from HK$507 million when compared to the same period last year, driven in large part by the increase in traffic flow of the Group's expressways in the People's Republic of China ("PRC"). Of the total toll revenue, Guangzhou-Shenzhen Superhighway ("GS Superhighway") contributed 91%, or HK$564 million, and Guangzhou East-South-West Ring Road ("ESW Ring Road") contributed 9%, or HK$53 million. Of the HK$110 million increase in toll revenue from the same period of the previous year, GS Superhighway contributed HK$101 million, or 92%, and ESW Ring Road contributed HK$9 million, or 8%. Other operating income increased by 23% from HK$35 million to HK$43 million largely due to interest income on listing proceeds. Total revenue (including toll revenue and other operating income) increased 22% from HK$542 million in the six months ended 31st December, 2002 to HK$660 million in the six months ended 31st December, 2003.

Unaudited net profit totaled HK$361 million, representing an increase of 49% from HK$242 million in the same period of the previous year, due to the strong growth in toll revenue and lower finance costs.

Total expenses, including toll operating expenses, depreciation and amortisation, and general and administrative expenses increased from HK$177 million in the last corresponding period in 2002 to HK$210 million in the six months ended 31st December, 2003, mainly due to the increase in depreciation and amortisation charges as well as administrative expenses. Since, under the Group's accounting policies, depreciation and amortisation charges of toll road and additional investment cost are calculated in reference to the actual units of traffic volume, depreciation and amortisation charges were higher by HK$19 million this year due to the stronger growth in traffic. Finance costs decreased 29% from HK$107 million to HK$76 million due to the lower interest rate environment and the repayment of bank loans from listing proceeds.

INTERIM DIVIDEND AND CLOSE OF REGISTER

The Board of Directors has resolved to pay an interim dividend of HK10 cents (year ended 30th June, 2003: nil) per ordinary share in respect of the financial year ending 30th June, 2004. The dividend will be paid on or about 25th March, 2004 to those shareholders as registered at the close of business on 18th March, 2004. The register of members and warrantholders of the Company will be closed from 15th March, 2004 to 18th March, 2004, both days inclusive, during which no transfer of shares and no transfer or exercise of warrants will be effected. In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited at Shops 1712-16, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on 12th March, 2004.

BUSINESS REVIEW

Guangdong Province maintained its status as one of the fastest growing provinces in the PRC. The Pearl River Delta, which is one of the world's most important centers of industrial output, continued to develop rapidly. The Group is well positioned to benefit from the persistent economic growth in the Pearl River Delta and increase in vehicle ownership and usage. The Group recorded robust growth in traffic flow of 25% and toll revenue growth of 22% for the six months ended 31st December, 2003 compared with the corresponding period in 2002. With PRC's World Trade Organisation ("WTO") membership and the Closer Economic Partnership Arrangements ("CEPA") signed in June 2003, the Group expects continued growth at GS Superhighway and ESW Ring Road as well as the Phase 1 of the Western Delta Route ("Phase 1 West"), which is expected to be completed in May 2004.

GS Superhighway

GS Superhighway is the principal route in the Pearl River Delta region's expressway

	Within 1 year	1-5 years	Over 5 years
The joint venture companies (Proportionately shared)			
At 31st December, 2003	3%	28%	69%
At 30th June, 2003	6%	44%	50%

The joint venture companies' borrowings are denominated in US dollars and Renminbi and carry floating interest rates.

The Group's average interest rate for bank loans for the six months ended 31st December, 2003 was 2.63% (30th June, 2003: 2.71%).

Interest Rate Exposure and Exchange Rate Exposure

There have been no significant changes in the Group's policy in terms of interest rate and exchange rate exposures. Neither the Group nor the jointly controlled entities have any financial derivative instruments to hedge the interest rate or foreign currency exchange rate exposures as the Hong Kong Dollar is pegged to US Dollar, and the exchange rate between Renminbi and Hong Kong Dollar is relatively stable. Business operations of the Group and its jointly controlled entities are mainly denominated in these three currencies.

Contingent Liabilities

During the period, there was no material change in contingent liabilities of the Group.

PROSPECTS

Western Delta Route - Phases 2 & 3

Phases 2 and 3 of the Western Delta Route involve approximately 43 km of expressway running from the southern end of Phase 1 West in Shunde to Zhongshan. The Group retains the concession rights for the development of Phases 2 and 3 of the Western Delta Route. Development of Phases 2 and 3 are being actively pursued. When these two phases together with Phase 1 West are completed, the Western Delta Route will directly link Guangzhou, Nanhai, Shunde, Zhongshan and Zhuhai. Given that Guangzhou, Shunde and Zhongshan are among the cities with highest car ownership in the Guangdong province, together with the opportunity brought by the potentially new connection between the western Pearl River Delta region and Hong Kong through the Hong Kong-Zhuhai-Macau Bridge, the Group believes that the Western Delta Route will become an arterial expressway in the western Pearl River Delta.

Hong Kong-Zhuhai-Macau Bridge

The proposed Y-shaped 29km bridge project provides a vehicular linkage between Hong Kong, Macau and Zhuhai. In the past 6 months, a joint working committee comprising of representatives from the governments of Guangdong, Hong Kong and Macau was established. This committee will be responsible for putting forward and coordinating the advance works for the project. The Group believes that it is well positioned to play a vital role in this project should it proceed.

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 31st December, 2003

	Notes	Six months ended 31.12.2002 (unaudited)	Six months ended **31.12.2003 (unaudited)**

4. OTHER OPERATING INCOME

	Six months ended 31.12.2002 *HK$'000*	Six months ended 31.12.2003 *HK$'000*
Included in other operating income are interest income from:		
A jointly controlled entity	14,047	9,314
A joint venture partner	9,311	8,622
Bank deposits	2,048	4,060
Held-to-maturity debt securities (after netting off of amortisation of premium on acquisition of held-to-maturity debt securities of approximately HK$17,843,000 (six months ended 31st December, 2002: nil))	—	8,615

5. PROFIT FROM OPERATIONS

	Six months ended 31.12.2002 *HK$'000*	Six months ended 31.12.2003 *HK$'000*
Profit from operations has been arrived at after charging:		
Amortisation of additional investment cost in jointly controlled entities	15,775	19,614
Depreciation of:		
Toll roads	75,171	91,440
Other property and equipment	2,356	1,692

6. FINANCE COSTS

	Six months ended 31.12.2002 *HK$'000*	Six months ended 31.12.2003 *HK$'000*
Interest on:		
Bank loans	92,335	63,017
Loan from a jointly controlled entity	11,380	10,468
Loan from a joint venture partner	149	149
Other loans	2,474	2,328
	106,338	75,962
Other financial expenses	533	91
	106,871	76,053

7. INCOME TAX EXPENSES

	Six months ended 31.12.2002 *HK$'000*	Six months ended 31.12.2003 *HK$'000*
PRC income tax	247	119
Overprovision of income tax in prior year	—	(50)
Deferred taxation	9,700	6,080
	9,947	6,149

No provision for Hong Kong Profits Tax has been made as there was no assessable profit derived from or arising in Hong Kong.

Pursuant to relevant laws and regulations in the PRC, the Group's jointly controlled entities are entitled to certain exemption and relief from PRC income tax. The normal tax rate applicable to the taxable income of a foreign investment enterprise in the PRC is 33%, comprising the standard national tax rate of 30% and the local tax rate of 3%.

Pursuant to an approval from the Guangdong Tax Bureau, the rate of foreign enterprise income

GS Superhighway is the principal route in the Pearl River Delta region's expressway network in which the Group has an interest, linking the four major cities of Guangzhou, Dongguan, Shenzhen and Hong Kong. During the period under review, the average daily traffic flow reached 188,367 vehicles, an increase of 27% compared to the last corresponding period and average daily toll revenue grew by 22% to RMB6.88 million. Gross toll revenue increased by 22% to RMB1,266 million.

The increase in traffic and toll revenue growth largely benefited from the consistent rapid economic growth in the Guangdong Province. As GDP of the province has been increasing, so has the flow of passengers and goods in the region. Increasing profitability of corporations and wealth of consumers have contributed to the continuous growth of vehicle ownership. The Group believes that these factors will help GS Superhighway maintain stable growth in traffic and toll revenue.

Several initiatives were completed to improve traffic flow and capacity along GS Superhighway. The historically busy 2.7 km section between Hezhou and Huangtian interchanges of the GS Superhighway was widened from dual three-lane to dual four-lane. Further, additional toll lanes were added at historically busy toll stations, such as Huangtian, Nantou and Baoan. The joint venture company will continue to closely monitor traffic conditions on the GS Superhighway and carry out effective measures to maintain the smooth traffic flow. The toll collection system along the northbound section of the expressway has been upgraded from a magnetic card toll collection system to a contactless Integrated Circuit (IC) card system by the third quarter of 2003. The southbound upgrade will be completed in 2004.

Providing a safe, efficient and comfortable driving environment remains a top priority to the Group. The repaving of around 100 km of the main alignment of the GS Superhighway was completed by the joint venture company in December 2003.

ESW Ring Road

ESW Ring Road is a 38 km closed system expressway with dual 3 lanes. It is a by-pass route running along the eastern, southern and western fringes of Guangzhou city and forms the main sections of the Guangzhou Ring Road. During the past six months, it continued to record steady growth, both in traffic and toll revenue. The average daily traffic grew by 16% to 45,356 vehicles and average daily toll revenue increased 23% to RMB0.72 million. Gross toll revenue grew by 23% to RMB133 million.

Two major expressways, Phase I West and Guangzhou Southern Expressway, which are connected directly with the ESW Ring Road, are expected to be completed in 2004. The opening of these expressways are expected to feed additional traffic to the ESW Ring Road. The Group believes the ESW Ring Road is well positioned to benefit from the rapid economic development in Guangzhou.

Phase I West

This 14.7 km closed system expressway with dual 3 lanes is currently under construction and is expected to be completed in May 2004, which is two months ahead of schedule.

Upon completion, Phase I West will be the only expressway to link up Guangzhou and Shunde. It fulfills the strategic need for a high speed link between these two major cities and shorten the travel time from approximately 40 minutes on existing local roads to approximately 10-15 minutes.

FINANCIAL REVIEW

Liquidity and Financial Resources

During the period, the Group repaid HK$488 million of bank and other loans and HK$543 million of amount due to holding company. As a result of the stable cash flow generated from its assets, the Group improved its total debt to total assets ratio, from 51% as at 30th June, 2003 to 36% as at 31st December, 2003. The Group also improved its net debt to total equity ratio from 104% as at 30th June, 2003 to 50% as at 31st December, 2003. Net cash inflow was HK$472 million for the six months ended 31st December, 2003.

The Group's gearing structure is set out as follows:

	At 30.6.2003 HK$ million	At 31.12.2003 HK$ million
Equity	5,846[1]	9,083
Total Debt	6,380[1]	5,291
Total Net Debt[2]	6,079	4,517
Total Assets	12,487	14,662
Total debt/Total assets	51%	36%
Net debt/Total equity	104%	50%

Notes:

(1) Assumes HK$4,500 million of the amount due to holding company is capitalised as equity at 30th June 2003.

(2) Net debt is defined as total debt less bank balances and cash.

The maturity profile of the Group's bank borrowings at 31st December, 2003 as compared with that at 30th June, 2003 is shown as follows:

	Within 1 year	Over 1 year
The Group (Unconsolidated)		
At 31st December, 2003	–	–
At 30th June, 2003	43%	57%

	Notes	(unaudited) HK$'000	(unaudited) HK$'000
Turnover	3	507,062	617,222
Other operating income	4	34,936	42,951
Toll operation expenses		(52,681)	(49,824)
Depreciation and amortisation		(93,302)	(112,746)
General and administrative expenses		(31,047)	(47,023)
Profit from operations	5	364,968	450,580
Finance costs	6	(106,871)	(76,053)
Profit before taxation		258,097	374,527
Income tax expenses	7	(9,947)	(6,149)
Profit before minority interests		248,150	368,378
Minority interests		(5,745)	(7,708)
Profit for the period		242,405	360,670
Dividend	8	–	288,006
		HK Cents	HK Cents
Earnings per share	9		
Basic		11.22	13.17
Diluted		N/A	13.16
Dividend per share		–	10.00

Notes:

1. CORPORATE REORGANISATION AND BASIS OF PREPARATION OF FINANCIAL STATEMENTS

The Company was incorporated on 14th January, 2003 as an exempted company with limited liability in the Cayman Islands under the Companies Law of the Cayman Islands. The Company is an investment holding company. The Company's ultimate holding company is Hopewell Holdings Limited, a public limited liability company incorporated in Hong Kong whose shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

Pursuant to a group reorganisation (the "Corporate Reorganisation") to rationalise the structure of the Company and its subsidiaries (hereinafter collectively referred to as the "Group") in preparation for the listing of the Company's shares (the "Listing") on the Stock Exchange, the Company became the holding company of the Group on 30th June, 2003.

On 23rd July, 2003, 2,156,879,750 shares of HK$0.1 each were allotted and issued, credited as fully paid, on capitalisation of the sum of HK$4,500 million due to the immediate holding company of the Company ("Capitalisation Issue").

On 5th August, 2003, 720,000,000 new shares of the Company of HK$0.1 each were issued at HK$4.18 per share for cash through an initial public offering by way of placing and public offer.

The shares of the Company have been listed on the Stock Exchange with effect from 6th August, 2003.

The Group resulting from the Corporate Reorganisation is regarded as a continuing entity. Accordingly, the consolidated balance sheet as at 30th June, 2003 has been prepared using the principles of merger accounting.

The condensed consolidated income statement for the six months ended 31st December, 2002 and 2003 have been prepared on a combined basis as if the current structure had been in existence during that period.

The measurement currency of the operations of the Group's jointly controlled entities is Renminbi. However, the financial statements are presented in Hong Kong dollars as the directors consider this presentation is more useful for its current and potential investors.

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") and with International Accounting Standard 34 "Interim Financial Reporting".

2. PRINCIPAL ACCOUNTING POLICIES

The condensed financial statements have been prepared under the historical cost convention. The assets, liabilities and results of operations of jointly controlled entities are accounted for by proportionate consolidation. The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30th June, 2003. During the period, the Group adopted the following new accounting policy:

Investments in securities

Investments are recognised on a trade-date basis and are initially measured at cost, including transaction costs.

At subsequent reporting dates, debt securities that the Group has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost, less any impairment loss recognised to reflect irrecoverable amounts. The annual amortisation of any discount or premium on the acquisition of a held-to-maturity security is aggregated with other investment income receivable over the term of the instrument so that the revenue recognised in each period represents a constant yield on the investment.

3. TURNOVER AND SEGMENT INFORMATION

Turnover represents the Group's proportionate share of the jointly controlled entities' toll fee income received and receivable from the operations of toll roads, net of business tax.

The Group only has one business segment, namely the development, operation and management of toll roads in the PRC through its jointly controlled entities established in the PRC.

No geographical segment analysis is presented as management considers that the Group has only one single geographical segment.

Pursuant to an approval from the Guangdong Tax Bureau, the rate of foreign enterprise income tax payable by 廣深珠高速公路有限公司 Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited ("GS Superhighway JV"), a jointly controlled entity of the Group, in respect of its income arising from the operation of toll roads and related service facilities (excluding hotels and entertainment facilities) is 15% and GS Superhighway JV is entitled to a five year exemption from foreign enterprise income tax for such income commencing from the first profit-making year, as computed under PRC accounting standards and tax regulations. For the following five years, it will enjoy a 50% reduction in the rate of income tax payable in respect of such income. Pursuant to another approval from the Guangdong Tax Bureau, GS Superhighway JV is also exempt from paying a local income tax (currently set at a rate of 3%) in respect of income arising from the operation of toll road and related service facilities for ten years commencing from the first profit-making year. The first year for which GS Superhighway JV recorded profits for PRC tax purposes was the year ended 31st December, 2000.

Pursuant to an approval from the Guangzhou branch of the State Tax Bureau, the rate of foreign enterprise income tax payable by 廣州東南西環高速公路有限公司 Guangzhou E-S-W Ring Road Company Limited ("Ring Road JV"), another jointly controlled entity of the Group, in respect of its income arising from the operation of toll road is 15%. Pursuant to an approval from the Guangzhou Municipal Government, Ring Road JV is entitled to a five year exemption from foreign enterprise income tax for income arising from the operation of toll road commencing from the first profit-making year, as computed under PRC accounting standards and tax regulations. For the following five years, it will enjoy a 50% reduction in the rate of foreign enterprise income tax payable. In respect of income arising from toll operations and related service facilities, Ring Road JV is also exempted from paying a local income tax (currently set at a rate of 3%) for ten years commencing from the first profit-making year. Because Ring Road JV has not yet recorded profits for PRC tax purposes, the exemptions from paying foreign enterprise income tax and local income tax have so far had no effect on Ring Road JV.

8. DIVIDEND

The directors have determined that an interim dividend in respect of the financial year ending 30th June, 2004 of HK10 cents per share (year ended 30th June, 2003: nil) totalling approximately HK$288,006,000 (year ended 30th June, 2003: nil) shall be paid to the shareholders of the Company whose names appear on the Register of Members on 18th March, 2004.

9. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended 31.12.2002 HK$'000	Six months ended 31.12.2003 HK$'000
Earnings for the purpose of basic and diluted earnings per share	242,405	360,670
	Number of shares	Number of shares
Weighted average number of ordinary shares for the purpose of basic earnings per share	2,160,000,000	2,739,163,315
Effect of dilutive potential ordinary shares	–	745,680
Weighted average number of ordinary shares for the purposes of diluted earnings per share	2,160,000,000	2,739,908,995

The calculation of the basic earnings per share for the six months ended 31st December, 2002 is based on the profit for the period of approximately HK$242,405,000 and on 2,160,000,000 shares on the basis that shares of the Company issued upon the Corporate Reorganisation and the Capitalisation Issue are deemed to be outstanding throughout that period.

10. CHARGES ON ASSETS

The toll roads and other assets of the jointly controlled entities have been pledged to secure the bank loan facilities granted to the jointly controlled entities of the Group. As at 31st December, 2003, the carrying value of the toll roads which have been pledged are approximately HK$8,986,556,000 (30th June, 2003: HK$8,989,702,000).

11. CAPITAL COMMITMENTS

At the balance sheet date, commitments in respect of the construction of the Phase I West, a major transportation route in western Pearl River Delta which had been contracted for amounted to approximately HK$318 million (30th June, 2003: HK$361 million).

ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES AND ASSOCIATES

During the period, there was no material acquisition or disposal of the Company's subsidiaries and associates.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period from 6th August, 2003 (the date of listing on the Stock Exchange) to 31st December, 2003.

EMPLOYEES

As of 31st December, 2003, the Company had a total of 40 full-time staff, with 35 in Hong Kong and 5 in the PRC. The Company provides competitive remuneration packages to employees and employees are rewarded on individual performance basis. Various benefits include medical and personal accident insurance coverage are also provided to employees. Training programs are conducted on an ongoing basis.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE'S") WEBSITE

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Exchange's website in due course.

By order of the Board
Sir Gordon Ying Sheung WU, KCMG, FICE
Chairman

Hong Kong, 26th February, 2004

* *For identification only*



Hopewell Highway Infrastructure Limited

合和公路基建有限公司

04 MAR 25 AM 7:21

Our Ref.: LTR/Stock Exchange/001

26th February, 2004

To : E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By Hand

Dear Sirs,

Interim Results Announcement

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website.

The document does not require clearance by the Exchange under the Main Board Listing Rules.

The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Maggie Chung on 2862-5653.

Yours faithfully,
For and on behalf of
HOPEWELL HIGHWAY
INFRASTRUCTURE LIMITED

Name: Christopher Shih Ming IP
Title: Executive Director

Hopewell Highway Infrastructure Limited 合和公路基建有限公司
Incorporated in the Cayman Islands with limited liability

#64-02 Hopewell Centre
183 Queen's Road East, Hong Kong
Tel +852 2528 4975
Fax +852 2861 2068
www.hopewellhighways.com

香港皇后大道東183號
合和中心6402室
電話 +852 2528 4975
傳真 +852 2861 2068

To : The Listing Division of The Stock Exchange of Hong Kong Limited
E-Business & Information Services of The Stock Exchange of Hong Kong Limited

IMPORTANT NOTES:
1) IT IS IMPORTANT THAT YOU READ THE NOTES ATTACHED TO THIS FORM. IF YOU ARE IN ANY DOUBT ABOUT THIS FORM, YOU SHOULD CONSULT THE EXCHANGE OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.
2) PLEASE ENSURE ALL FIELDS ARE COMPLETED (YOU MAY FILL IN THE FIELD WITH "N/A" OR "NIL" WHERE IT IS NOT APPLICABLE) & ACCURATE WHEN COMPLETING THIS FORM AS INFORMATION CONTAINED IN THIS FORM WILL BE RELEASED ON THE EXCHANGE'S SYSTEM UPON RECEIPT.
3) PLEASE SIGN AT THE BOTTOM RIGHT CORNER ON EVERY PAGES OF THIS FORM AND THE NOTES ATTACHED (IF ANY).
4) ALL SUBSEQUENT CHANGES TO THE INFORMATION PROVIDED IN THIS FORM, IN PARTICULAR THE BOOK CLOSING DATES, MUST BE NOTIFIED TO THE LISTING BY TELEPHONE AND FOLLOWED BY A WRITTEN CONFIRMATION IMMEDIATELY.

From : Hopewell Highway Infrastructure Limited (Name of Company/Representative Company) No. of pages : 3

Mr. Christopher Ip (Responsible Official) 2862 5693 (Contact Telephone Number) 26 February, 2004 Date

Name of listed company: Hopewell Highway Infrastructure Limited Stock code: 737

Year end date : 30 / June / 2004

Currency : HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period?
☐ Yes ☑ No

To be published in the newspapers (if applicable)
☑ Summarised results announcement ☐ Full results announcement

Auditors' Report *(Note IV)*
☐ Qualified ☐ Modified ☐ Unqualified ☑ N/A

(FOR INTERIM RESULTS ONLY)
Interim report reviewed by
☑ Audit committee ☐ Auditors ☐ Neither of the above

		~~(Audited~~/Unaudited*) Current Period from 1 July 2003 to 31 December 2003 (HK$'000)	~~(Audit~~/Unaudited*) Last Corresponding Period from 1 July 2002 to 31 December 2002 (HK$'000)
Turnover *(Note I)*	:	617,222	507,062
Profit/(Loss) from Operations *(Note II)*	:	450,580	364,968
Finance cost	:	(76,053)	(106,871)
Share of Profit / (Loss) of Associates	:	N/A	N/A
Share of Profit / (Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit / (Loss) after Taxation & MI	:	360,670	242,405
% Change over Last Period	:	+48.8 %	

*** Please delete as appropriate.**

.../2

EPS / (LPS) - Basic *(in Dollars)*	:	HK$0.13		HK$0.11
- Diluted *(in Dollars)*	:	HK$0.13		N/A
Extraordinary ("ETD") Gain / (Loss)	:	N/A		N/A
Profit / ~~(Loss)~~ after ETD Items	:	360,670		242,405
~~1st Quarter~~ / Interim / ~~3rd Quarter~~ / ~~Final~~ * Dividend per Share	:	HK 10cents		N/A
(specify if with other options)	:			
B / C Dates for ~~1st Quarter~~ / Interim / ~~3rd Quarter~~ / ~~Final~~ * Dividend	:	15 March 2004	to	18 March 2004 bdi.
Payable Date	:	25 March 2004		
B / C Dates for (Interim) General Meeting	:	N/A	to	N/A bdi.
Other Distribution for Current Period *(Note III)*	:		N/A	
B / C Dates for Other Distribution	:	N/A	to	N/A bdi.

*** Please delete as appropriate.**

For and on behalf of
Hopewell Highway Infrastructure Limited

Signature :
Printed Name : Alan Chi Hung CHAN
Title : Deputy Managing Director

Any description or an explanatory note *(Notes IV & V)* attached?

☑ Yes (Number of pages attached: 1)
☐ No

Remarks:

1. The shares of the Company have been listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") with effect from 6th August, 2003.

2. On 30th June, 2003, the Group carried out a reorganisation (the "Corporate Reorganisation") to rationalize the structure of the Company and its subsidiaries in preparation for the listing of the Company's shares on the Stock Exchange. The Group resulting from the Corporate Reorganisation is regarded as a continuing entity. Accordingly, the condensed consolidated income statement for the six months ended 31st December, 2002 has been prepared on a combined basis as if the current structure had been in existence during that period.

3. The condensed financial statements have been prepared under the historical cost convention. The assets, liabilities and results of operations of jointly controlled entities are accounted for by proportionate consolidation. The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30th June, 2003.

4. The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended	
	31.12.2002	31.12.2003
	HK$'000	HK$'000
Earnings for the purpose of basic and diluted earnings per share	242,405	360,670

	Number of shares	Number of shares
Weighted average number of ordinary shares for the purpose of basic earnings per share	2,160,000,000	2,739,163,315
Effect of dilutive potential ordinary shares	-	745,680
Weighted average number of ordinary shares for the purposes of diluted earnings per share	2,160,000,000	2,739,908,995

The calculation of the basic earnings per share for the six months ended 31st December, 2002 is based on the profit for the period of approximately HK$242,405,000 and on 2,160,000,000 shares issuable on the assumption that issue of shares of the Company upon the Corporate Reorganisation and the Capitalisation Issue, deemed to be outstanding throughout that period.

South China Morning Post 12th November, 2003

HOPEWELL HOLDINGS LIMITED
合和實業有限公司
(incorporated in Hong Kong with limited liability)

Hopewell Highway Infrastructure Limited
合和公路基建有限公司*
(incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT
CANCELLATION OF THE OPTION

In consideration of the payment of HK$70,000,000 by the Company to BOCHK, the Company and BOCHK agreed on 11 November, 2003 to cancel the Option.

As stated in the prospectus dated 28 July, 2003 issued by HHI, the Option was granted by the Company to the then Bank of China, Hong Kong Branch (now succeeded by BOCHK) in 2000.

For purposes of maintaining the existing interests of the Company in HHI, the Company has entered into an agreement with BOCHK on 11 November, 2003 to cancel the Option, with effect from that date, in consideration of the payment of HK$70,000,000 by the Company to BOCHK. The amount of consideration was arrived at after commercial negotiations between the Company and BOCHK which amount the directors of the Company consider to be fair and reasonable.

As at the date of this announcement, the Company indirectly holds 2,160,000,000 shares in HHI, representing approximately 75% of the total issued share capital of HHI.

DEFINITIONS

"BOCHK" means Bank of China (Hong Kong) Limited;

"Company" means Hopewell Holdings Limited;

"HHI" means Hopewell Highway Infrastructure Limited; and

"Option" means an option granted by the Company to the then Bank of China, Hong Kong Branch (now succeeded by BOCHK) in 2000 to purchase from the Company up to 5% of the issued share capital of HHI as at the date on which dealings in shares in HHI first commence on the Stock Exchange (being 144,000,000 shares of HK$0.10 each) at the purchase price of HK$4.18 per share of HK$0.10 each (subject to adjustment) commencing from 6 August, 2003 and ending on the date falling 36 months after such date (both dates inclusive). BOCHK has not exercised the Option to purchase any shares in HHI from the Company.

By Order of the Board
Hopewell Holdings Limited
Peter Yip Wah LEE
Company Secretary

By Order of the Board
Hopewell Highway Infrastructure Limited
Peter Yip Wah LEE
Company Secretary

11 November, 2003

* *For identification only*

Recd 11.11.03

FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Your Ref.: F12732

Our Ref.: S/11514/03 PWH/am

- 7 NOV 2003

The Registrar,
Companies Registry,
13th & 14th Floors,
Queensway Government Offices,
66 Queensway,
Hong Kong.

Dear Sirs,

Re: Hopewell Highway Infrastructure Limited ("the Company")

We are instructed to submit herewith the following documents of the Company for filing with your office :-

1. Annual Return of an Oversea Company dated 5th November, 2003; and

2. certified copy of 2002-2003 Annual Report.

We also enclose herewith the sum of HK$160.00 being the prescribed filing fee.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

HUEN Po Wah
Director

Encl.
c.c. the Company
(Attn : Ms. Maggie CHUNG)

#b11514/ltr-cr/2/am

Your Receipt
Companies Registry
H.K.

07/11/2003	EE496695
CR No. :	F-012732-
Sh. Form :	ARF1
13	$140.00
----------	--------------
TOTAL(CSH)	$140.00
	==============

Your Receipt
Companies Registry
H.K.

07/11/2003	EE496696
CR No. :	F-012732-
Sh. Form :	ACF
13	$20.00
----------	--------------
TOTAL(CSH)	$20.00
	==============



Companies Registry
公 司 註 冊 處

Form 表格 ARF1

Annual Return of an Oversea Company
海外公司周年申報表

Company Number 公司編號

F	12732

1 Company Name 公司名稱

Hopewell Highway Infrastructure Limited
合和公路基建有限公司

2 Year of Annual Return 周年申報表年度

2003

3 Period Covered by Accounts Enclosed 隨附帳目所涵蓋的會計結算始末日期

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
01	07	2002	To 至	30	06	2003

4 Confirmation 確認書

This is to confirm that there has been no alteration in the documents and particulars delivered under section 333 other than the alterations, if any, notified under section 335 of the Companies Ordinance.

謹此確認，除根據公司條例第335條所知會的各項更改（如有的話）外，根據第333條所交付的文件及詳情並無任何更改。

Signed 簽名：

Name 姓名： LEE Yip Wah, Peter

Date 日期： 5th November, 2003

~~Director~~／Secretary／~~Manager~~／
~~Authorized Representative~~
~~董事~~／秘書／~~經理~~／~~授權代表~~

Presentor's Name and Address
提交人的姓名及地址

Fair Wind Secretarial Services Limited
26th Floor, Jardine House, 1 Connaught Place, Hong Kong
Our Ref.: S/11514/03 (AMY)

For Official Use
請勿填寫本欄

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your stockbroker, or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares and/or warrants in Hopewell Highway Infrastructure Limited (the "Company"), you should at once hand this circular with the form of proxy enclosed with the 2003 Annual Report of the Company to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.


HHI

Hopewell Highway Infrastructure Limited

合和公路基建有限公司*

(Incorporated in the Cayman Islands with limited liability)

GENERAL MANDATES TO REPURCHASE SECURITIES

AND TO ISSUE SHARES

The notice convening an Annual General Meeting of the Company to be held at King Palace Chinese Restaurant, 7th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on Tuesday, the 21st day of October, 2003 at 10:00 a.m. is enclosed with the 2003 Annual Report of the Company to be despatched to shareholders together with this circular. Shareholders are advised to read the notice and to complete and return the form of proxy enclosed with the 2003 Annual Report of the Company in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time for holding the meeting.

* *For identification only*

23rd September, 2003



Hopewell Highway Infrastructure Limited

合和公路基建有限公司*

(Incorporated in the Cayman Islands with limited liability)

Directors:
Sir Gordon Ying Sheung WU KCMG, FICE*
(Chairman)
Mr. Eddie Ping Chang HO*
(Vice Chairman)
Mr. Thomas Jefferson WU*
(Managing Director)
Mr. Alan Chi Hung CHAN*
(Deputy Managing Director)
Mr. Leo Kwok Kee LEUNG*
Mr. Li Jia HUANG*
Mr. Cheng Hui JIA*
Mr. Christopher Shih Ming IP*
Mr. Philip Tsung Cheng FEI#
Mr. Lee Yick NAM#
Mr. Gordon YEN#
Mr. Kojiro NAKAHARA#

* *Executive Directors*
\# *Independent Non-Executive Directors*

Registered office:
P.O. Box 309GT
Ugland House
South Church Street
George Town
Grand Cayman
Cayman Islands
British West Indies

Head Office and Principal Place of Business:
Room 64-02
64th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

23rd September, 2003

To the Shareholders and, for information only, the warrantholders of the Company

Dear Sir or Madam,

GENERAL MANDATES TO REPURCHASE SECURITIES AND TO ISSUE SHARES

INTRODUCTION

Pursuant to resolutions in writing of the Sole Shareholder of the Company passed on 16th July, 2003, general mandates were given to the directors of the Company ("Directors") to exercise the powers of the Company to repurchase securities and to issue shares of HK$0.10 each in the Company ("Shares") and such general mandates will lapse at the conclusion of the Annual General Meeting. Ordinary resolutions will therefore be proposed at the Annual General Meeting to approve new general mandates to repurchase securities and to issue Shares.

The purpose of this circular is to provide you with information regarding the proposed general mandates to repurchase securities and to issue Shares.

GENERAL MANDATE TO REPURCHASE SECURITIES

Your attention is drawn to ordinary resolution no. (1) set out in item 4 of the notice of Annual General Meeting. Such resolution will be proposed at the Annual General Meeting to give a general and unconditional mandate to the Directors to exercise the

* *For identification only*

powers of the Company to repurchase at any time during the Relevant Period (as defined in ordinary resolution no. (1) set out in item 4 of the notice of Annual General Meeting), Shares up to the maximum of 10 per cent. of the issued share capital of the Company as at the date of the passing of ordinary resolution no. (1) and warrants of the Company (the "Warrants") up to the maximum of 10 per cent. of the amount of the subscription rights attaching to the Warrants outstanding as at the date of the passing of ordinary resolution no. (1) (the "Repurchase Mandate").

An explanatory statement, as required under the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") to provide the requisite information regarding the Repurchase Mandate is set out in the Appendix hereto.

GENERAL MANDATE TO ISSUE SHARES

At the Annual General Meeting, an ordinary resolution will also be proposed that the Directors be given a general and unconditional mandate to issue during the Relevant Period (as defined in ordinary resolution no. (2) set out in item 4 of the notice of Annual General Meeting) Shares representing up to 20 per cent. of the issued share capital of the Company as at the date of passing of ordinary resolution no. (2) (the "Issue Mandate") (i.e. not exceeding 576,007,621 Shares based on the issued share capital of the Company of 2,880,038,105 Shares as at 16th September, 2003 (the latest practicable date prior to the printing of this circular) (the "Latest Practicable Date") and assuming that such issued share capital remains the same at the date of passing the ordinary resolution no. (2)). In addition, an ordinary resolution (ordinary resolution no. (3) set out in item 4 of the notice of Annual General Meeting) will be proposed to extend the Issue Mandate which would increase the limit of the Issue Mandate by adding to it the number of Shares repurchased under the Repurchase Mandate.

ANNUAL GENERAL MEETING

The notice convening the Annual General Meeting, which contains, amongst others, ordinary resolutions to approve the Repurchase Mandate, the Issue Mandate and the extension to the Issue Mandate together with the form of proxy for use at the Annual General Meeting are contained in the 2003 Annual Report. Shareholders are advised to read the notice and to complete and return the form of proxy for use at the Annual General Meeting enclosed with the 2003 Annual Report in accordance with the instructions printed thereon by no later than 10:00 a.m. Sunday, 19th October, 2003.

RECOMMENDATION

The Directors believe that the Repurchase Mandate, the Issue Mandate and the extension of the Issue Mandate are all in the best interest of the Company and its shareholders as a whole and accordingly the Directors recommend Shareholders to vote in favour of all such resolutions to be proposed at the Annual General Meeting.

Yours faithfully,

Sir Gordon Ying Sheung WU KCMG, FICE
Chairman

This Appendix serves as an explanatory statement, as required by Rule 10.06(1)(b) of the Listing Rules, to provide requisite information to Shareholders for their consideration of the proposal to permit the repurchase of Shares up to a maximum of 10 per cent. of the issued share capital of the Company as at the date of passing of ordinary resolution no. (1) and Warrants up to the maximum of 10% of the amount of the subscription rights attaching to the Warrants outstanding as at the date of the passing of ordinary resolution no. (1). For the purpose of this Appendix, the term "shares" shall be as defined in Rule 10.06(6)(c) to mean shares of all classes and securities which carry a right to subscribe or purchase shares.

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 2,880,038,105 Shares. At the same time, there were outstanding Warrants carrying subscription rights up to HK$365,731,319.58 in aggregate, equivalent to the aggregate subscription price for a total of 87,495,531 Shares on the basis of the current subscription price of HK$4.18 per Share (subject to adjustment).

Subject to the passing of ordinary resolution no. (1) set out in item 4 of the notice of Annual General Meeting and on the basis that no further Shares are issued or repurchased and no Warrants are exercised or repurchased prior to the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 288,003,810 Shares and Warrants carrying subscription rights up to the limit of HK$36,573,131.95.

2. REASONS FOR REPURCHASE

The Directors believe that it is in the best interest of the Company and its shareholders to have a general authority from Shareholders to enable the Directors to repurchase Shares and/or Warrants in the market. Repurchases of Shares and/or Warrants will only be made when the Directors believe that such repurchases will benefit the Company and its shareholders. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net assets value of the Company and/or its earnings per Share and/or may lessen the dilution effect on exercise of the subscription rights attaching to any Warrants issued by the Company.

3. FUNDING OF REPURCHASE

In repurchasing securities, the Company may only apply funds legally available for such purpose in accordance with its memorandum and articles of association, the Listing Rules and the applicable laws and regulations of the Cayman Islands. Pursuant to the Repurchase Mandate, repurchases will be made out of funds of the Company legally permitted to be utilised in this connection, including profits of the Company or out of a fresh issue of Shares made for the purpose of the repurchase or, if authorised by the articles of association of the Company and subject to the Companies Law of the Cayman Islands, out of capital and, in the case of any premium payable on the repurchase, out of the profits of the Company or from sums standing to the credit of the share premium account of the Company or, if authorised by the articles of association of the Company and subject to the Companies Law of the Cayman Islands, out of capital of the Company.

4. IMPACT OF REPURCHASE

There might be material adverse impact on the working capital or gearing levels of the Company (as compared with the position disclosed in the audited accounts contained in the 2003 Annual Report) in the event that the Repurchase Mandate was to be exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

5. SHARE PRICES

The highest and lowest prices at which the Shares and the Warrants have traded on the Stock Exchange during the previous month since the listing of the Company on the Stock Exchange on 6th August, 2003 and up to the Latest Practicable Date were as follows:

	Shares		Warrants	
	Highest	Lowest	Highest	Lowest
	HK$	*HK$*	*HK$*	*HK$*
August, 2003	4.075	3.800	1.000	0.680
September, 2003 (up to Latest Practicable Date)	4.375	3.850	1.240	0.730

6. UNDERTAKINGS AND DIRECTORS' DEALINGS AND CONNECTED PERSONS

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases of securities of the Company pursuant to ordinary resolution no. (1) set out in item 4 of the notice of Annual General Meeting and in accordance with the Listing Rules, the Memorandum and Articles of Association of the Company and the applicable laws and regulations of the Cayman Islands.

None of the Directors nor, to the best of their knowledge and belief, having made all reasonable enquiries, any of their respective associates (as defined in the Listing Rules), has any present intention to sell any Shares or Warrants to the Company or its subsidiaries if the Repurchase Mandate is approved by the Shareholders.

No connected persons (as defined in the Listing Rules) of the Company have notified the Company that they have a present intention to sell any Shares or Warrants to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is approved by the Shareholders.

7. HONG KONG CODE ON TAKEOVERS AND MERGERS

If, as a result of a repurchase of Shares, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of The Hong Kong Code on Takeovers and Mergers (the "Code"). As a result, a Shareholder, or a group of Shareholders acting in concert (within the meaning under the Code), depending on the level of increase in the interest of the Shareholder(s) but subject to the latitude provided by the 2% creeper provision under Rule 26 of the Code, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Code.

As at the Latest Practicable Date, Hopewell Holdings Limited is beneficially interested in 2,160,000,000 Shares (representing approximately 74.999% of the total issued share capital of the Company as at the Latest Practicable Date).

In the event that the Directors exercise in full the power of repurchase Shares under the Repurchase Mandate, then, assuming the Warrants are not exercised and the present equity shareholdings remain the same, the equity interests of Hopewell Holdings Limited in the Company would be increased from 74.999% to approximately 83.332% of the total issued share capital of the Company. The Directors are not aware of any consequences which may arise under the Takeover Code as a result of any repurchases made under the Repurchase Mandate. However, the Directors have no present intention to exercise the Repurchase Mandate to such an extent that would result in the number of shares which are in the hands of the public falling below 25% of the total issued share capital of the Company.

8. SHARE REPURCHASES MADE BY THE COMPANY

The Company had not repurchased any Shares or Warrants (whether on the Stock Exchange or otherwise) in the period since the listing of the Company on the Stock Exchange on 6th August, 2003 and up to the Latest Practicable Date.

此乃要件 請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之合和公路基建有限公司(「本公司」)股份及／或認股權證全部**售出**，應立即將本通函連同隨附本公司二零零三年年報之代表委任表格送交買主，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。



Hopewell Highway Infrastructure Limited

合和公路基建有限公司*

(於開曼群島註冊成立之有限公司)

購回證券及發行股份

之一般性授權

本公司謹訂於二零零三年十月二十一日(星期二)上午十時正假座香港皇后大道東一八三號合和中心七樓皇廷大酒樓舉行股東週年大會，召開該大會通告隨附本公司二零零三年年報連同本通函一併寄發予股東，請各股東細閱該通告，並將隨附本公司二零零三年年報之代表委任表格上印備之指示盡快填妥並交回，惟無論如何必須最遲於大會舉行時間四十八小時前送達。

* *僅供識別*

二零零三年九月二十三日

Produced by SNP Vite Limited F03-09-013

HHI

Hopewell Highway Infrastructure Limited
合和公路基建有限公司*

(於開曼群島註冊成立之有限公司)

董事局：
胡應湘爵士 KCMG, FICE* *(主席)*
何炳章先生* *(副主席)*
胡文新先生* *(董事總經理)*
陳志鴻先生* *(董事副總經理)*
梁國基先生*
黃禮佳先生*
賈呈會先生*
葉思明先生*
費宗澄先生#
藍利益先生#
嚴震銘先生#
中原紘二郎先生#

註冊辦事處：
P.O. Box 309GT
Ugland House
South Church Street
George Town
Grand Cayman
Cayman Islands
British West Indies

總辦事處及主要營業地點：
香港皇后大道東
一八三號合和中心
六十四樓六四一零二室

* *執行董事*
\# *獨立非執行董事*

敬啟者：

購回證券及發行股份之一般性授權

緒言

根據本公司唯一股東於二零零三年七月十六日通過書面決議案，授予本公司董事局(「董事局」)一般性授權以行使本公司之權力購回證券及發行本公司每股面值0.10港元之股份(「股份」)，該等授權將於股東週年大會結束時無效。因此，於股東週年大會上將提呈普通決議案重新批准購回證券及發行股份之一般性授權。

本通函旨在向　閣下提供有關建議購回證券及發行股份之一般性授權之資料。

購回證券之一般性授權

敬請　閣下留意股東週年大會通告內第四項所載之第(一)項普通決議案。該普通決議案擬給予董事局一般及無條件授權，以行使本公司權力，於有關期間(定義見股東週年大會通告內第四項所載之第(一)項普通決議案)隨時購回最多佔本公司於第(一)項普通決議

* *僅供識別*

案獲通過當日本公司之已發行股本百分之十之股份及最多佔第(一)項普通決議案獲通過當日尚未行使之本公司認股權證(「認股權證」)所附有之認購權之數額百分之十之由本公司發行之認股權證(「購回授權」)。

如香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)所規定，本通函附錄載有說明函件以提供有關購回授權之指定資料。

發行股份之一般性授權

在股東週年大會上，亦將提呈普通決議案以給予董事局一般及無條件授權，於有關期間(定義見股東週年大會通告內第四項所載之第(二)項普通決議案)發行最多佔於第(二)項普通決議案獲通過當日本公司已發行股本百分之二十之股份(「發行授權」)(即是不超過576,007,621股股份，此乃根據二零零三年九月十六日(本通函付印前之最後實際可行日期)(「最後可行日期」)本公司已發行股本為2,880,038,105股股份及假設第(二)項普通決議案通過當日該已發行股本並無變動。此外，亦將提呈普通決議案(即股東週年大會通告內第四項所載之第(三)項普通決議案)以擴大發行授權，將發行授權限額加上根據購回授權購回之股份數目。

股東週年大會

其中載有批准購回授權、發行授權及擴大發行授權之普通決議案之股東週年大會通告連同適用於股東週年大會之代表委任表格載附於二零零三年年報。敬請各股東詳閱該通告及按二零零三年報隨附並適用於股東週年大會之代表委任表格上印備之指示填妥並於二零零三年十月十九日星期日上午十時前交回該表格。

推薦建議

董事局認為購回授權、發行授權及擴大發行授權整體而言乃符合本公司及其股東之最佳利益，故建議股東投票贊成將在股東週年大會上提呈之該等決議案。

此致

列位股東 台照
及列位認股權證持有人 參照

主席
胡應湘爵士 KCMG，FICE
謹啟

二零零三年九月二十三日

本附錄乃上市規則10.06(1)(b)條所規定之說明函件，旨在向　閣下提供有關准許購回最多佔於第(一)項普通決議案獲通過當日本公司已發行股本百分之十之股份及最多佔第(一)項普通決議案獲通過當日尚未行使之認股權證所附有之認購權之數額百分之十之認股權證之建議之必要資料，以供　閣下考慮。就本附錄而言，「股份」一詞之定義與上市規則10.06(6)(c)條所用者相同，即意指各類別之股份及附有可認購或購買股份之權利之證券。

1. 股本

於最後可行日期，本公司之已發行股本計有2,880,038,105股股份。同時，尚未行使之認股權證所附有之認購權總額為港幣365,731,319.58元，按現時之認購價每股4.18港元(可予調整)計算，相當於合共87,495,531股股份之總認購價。

倘股東週年大會通告內第四項所載之第(一)項普通決議案獲得通過，而在召開股東週年大會前並無發行或購回額外股份及無行使或購回認股權證，則本公司將可根據購回授權購回最多達288,003,810股股份及附有認購權最多達港幣36,573,131.95元之認股權證。

2. 購回之理由

董事局相信，股東授出一般性授權使董事局可在市場購回股份及／或認股權證，符合本公司及其股東整體的最佳利益。只有在董事局相信將令本公司及其股東受惠時方會購回股份及／或認股權證。該等購回事宜可能會提高本公司的資產淨值及／或其每股盈利及／或減低行使本公司發行的任何認股權證所附有的認購權而產生的攤薄影響，但須視乎當時市場狀況及資金安排而定。

3. 購回之資金

在購回證券時，本公司只可依據其組織章程大綱及章程細則、上市規則及開曼群島適用法例及規例動用可供合法作此用途之資金。根據購回授權，購回將從本公司合法准許作此用途之資金中支付，包括本公司溢利或就購回而發行新股份所得之資金，或(倘本公司之章程細則授權及在開曼群島公司法之規限下)本公司之資金，及如屬購回時應付任何溢價的情況，本公司之溢利，或本公司股份溢價賬中之進賬，或(倘本公司之章程細則授權及在開曼群島公司法之規限下)本公司之資金。

4. 購回之影響

若在建議之購回證券期間內隨時全部行使購回授權時，可能會對本公司之營運資金或資本與負債比率(指對比二零零三年年報內之已審核賬目所披露之情況而言)有重大不利影響。然而，董事局倘認為購回證券對董事局認為本公司不時宜具備之營運資金或資本與負債比率水平會有重大不利影響，將不會行使購回授權。

5. 股份價格

自本公司於二零零三年八月六日在聯交所上市至最後可行日期前的前一個月，股份及認股權證在聯交所錄得之最高及最低成交價如下：

	股份		認股權證	
	最高價	最低價	最高價	最低價
	港元	*港元*	*港元*	*港元*
二零零三年八月	4.075	3.800	1.000	0.680
二零零三年九月(直至最後可行日期)	4.375	3.850	1.240	0.730

6. 承諾及董事交易及關連人士

董事局已向聯交所作出承諾，只要有關規則適用，彼等將根據上市規則、本公司之組織章程大綱及章程細則及開曼群島適用法例及規例，依據股東週年大會通告內第四項所載之第(一)項普通決議案行使本公司之權力進行購回本公司證券。

董事或(經作出一切合理查詢後，盡其所知)，其各自之任何聯繫人(定義見上市規則)現時概無意倘購回授權獲股東批准出售任何本公司股份或認股權證予本公司或其附屬公司。

並無本公司關連人士(定義見上市規則)知會本公司，倘購回授權獲股東批准，彼等現時有意出售本公司股份或認股權證予本公司，或已承諾不會向本公司出售股份或認股權證。

7. 香港公司收購及合併守則

假如由於購回股份，一名股東於本公司的投票權益比例增加，根據香港公司收購及合併守則(「守則」)，此項增加將被視為一項收購。因此，一名股東或一群一致行動的股東(函義見守則)可取得或鞏固其對本公司的控制權(視乎股東權益增加的程度，但受守則第二十六條所列的2%自由增購規定的幅度所限)，並根據守則第二十六條提出強制收購建議。

於最後可行日期，合和實業有限公司實益持有2,160,000,000股股份(於最後可行日期約佔本公司之已發行股本74.999%)。

倘董事局根據購回授權全面行使權力購回股份，假設認股權證並未行使及現在持股情況保持不變下，合和實業有限公司於本公司之應佔股權將由佔本公司已發行股本74.999%增至約83.332%。董事局並無獲悉任何根據購回授權進行之購回將會導致產生收購守則所指之任何後果。然而，董事局現時無意行使購回授權以至公眾人士持股量降低於本公司總發行股本之25%。

8. 本公司購買股份

由本公司於二零零三年八月六日在聯交所上市至最後可行日期前的期間並無(無論是否在聯交所進行)購買任何股份或認股權證。



Hopewell Highway Infrastructure Limited

合和公路基建有限公司*

(Incorporated in the Cayman Islands with limited liability)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the shareholders of Hopewell Highway Infrastructure Limited (the "Company") will be held at King Palace Chinese Restaurant, 7th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on Tuesday, the 21st day of October, 2003 at 10:00 a.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 30th June, 2003.

2. To re-elect Directors and fix the Directors' fees.

3. To re-appoint Auditors and authorise the Directors to fix their remuneration.

4. As special business to consider and, if thought fit, pass with or without amendments the following resolutions as Ordinary Resolutions:

Ordinary Resolutions

(1) "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase securities of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal value of securities of the Company repurchased by the Company pursuant to the approval granted in paragraph (a) above shall:

(i) in the case of shares, not exceed ten per cent. of the aggregate nominal value of the issued share capital of the Company as at the date of the passing of this Resolution; and

(ii) in the case of warrants of the Company, not exceed ten per cent. of the total amount of subscription rights attaching to such warrants outstanding as at the date of the passing of this Resolution,

and the authority granted pursuant to paragraph (a) above shall be limited accordingly; and

(c) for the purposes of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company; or

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws to be held; or

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking, varying or renewing the authority given to the Directors of the Company by this Resolution."

(2) "**THAT**:

(a) subject to paragraph (c) below and pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with unissued shares in the capital of the Company and to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and any securities which carry rights to subscribe for or are convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and any securities which carry rights to subscribe for or are convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;



Hopewell Highway Infrastructure Limited

合和公路基建有限公司*

(於開曼群島註冊成立之有限公司)

茲通告：合和公路基建有限公司(「本公司」)謹定於二零零三年十月二十一日(星期二)上午十時正假座香港皇后大道東一八三號合和中心七樓皇廷大酒樓召開股東週年大會，以便討論下列事項：

一. 省覽截至二零零三年六月三十日止年度經審核之財務報告表、董事局報告書及核數師報告書。

二. 重選董事及釐定董事袍金。

三. 續聘核數師及授權董事局釐定其酬金。

四. 作為特別事項，考慮及酌情通過或經修訂後通過下列決議案為普通決議案：

普通決議案

(一)「**動議**：

(a) 在下文(b)段之規限下，一般性及無條件批准本公司董事局於有關期間(定義見下文)內按照所有適用法例及香港聯合交易所有限公司(「聯交所」)證券上市規則或任何其他證券交易所不時修訂之規定，於聯交所或本公司之證券可能上市及經證券及香港期貨事務監察委員會及聯交所認為可作此用途之任何其他證券交易所行使本公司所有權力以購回本公司證券；

(b) 本公司依據上文(a)段授予之批准購回之本公司證券面值總額：

(i) 在股份方面，不得超過於本決議案獲通過當日本公司之已發行股本面值總額的百分之十；及

(ii) 在本公司認股權證方面，不得超過於本決議案獲通過當日尚未行使之認股權證所附有之認購權總額的百分之十，

(c) 就本決議案而言，

「有關其間」乃指由本決議案獲通過當日起至下列三者中較早之日期止之期間：

(i) 本公司下屆股東週年大會結束時；或

(ii) 本公司之組織章程細則或任何適用法例規定本公司須召開下屆股東週年大會之期限屆滿之日；或

(iii) 本公司股東於股東大會上通過普通決議案撤回、修訂或重續本決議案所給予本公司董事局授權之日。」

(二)「**動議**：

(a) 在下文(c)段之規限下及依據香港聯合交易所有限公司證券上市規則，一般性及無條件批准本公司董事局於有關期間(定義見下文)內行使本公司所有權力以配發、發行及處理本公司股本中之未發行股份，以及作出或授予需要或可能需要行使該項權力之要約、協議及購股權(包括附有權利認購或可轉換為本公司股份之認股權證、債券、債權證、票據及任何證券)；

(b) 上文(a)段所述之批准授權本公司董事局於有關期間(定義見下文)內作出或授予需要或可能需要於有關期間結束後行使該等權力之要約、協議及購股權(包括附有權利認購或可轉換為本公司股份之認股權證、債券、債權證、票據及任何證券)；

(c) the aggregate nominal value of the share capital allotted or agreed conditionally or unconditionally to be allotted or issued (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares of the Company, or (iii) an issue of shares upon the exercise of any subscription rights attaching to any warrants of the Company, or (iv) an issue of shares under any scrip dividend scheme or similar arrangement providing for the allotment and issue of shares in lieu of the whole or part of a dividend in accordance with the Articles of Association of the Company from time to time, or (v) a specific authority granted by the shareholders of the Company in general meeting, shall not exceed twenty per cent. of the aggregate nominal value of the issued share capital of the Company as at the date of the passing of this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company; or

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws to be held; or

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking, varying or renewing the authority given to the Directors of the Company by this Resolution;

"Rights Issue" means an offer of shares of the Company or issue of options, warrants or other securities giving the right to subscribe for shares of the Company, open for a period fixed by the Directors of the Company to holders of shares of the Company on the register of members of the Company (or, where appropriate, to holders of other securities of the Company entitled to the offer) on a fixed record date in proportion to their then holdings of such shares (or, where appropriate, such other securities), subject in all cases to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company."

(3) "**THAT** subject to the passing of the Resolution nos.(1) and (2) set out in item 4 of the notice convening this meeting, the general mandate granted to the Directors of the Company and for the time being in force to exercise the powers of the Company to allot, issue and deal with unissued shares pursuant to Resolution no.(2) set out in item 4 of the notice convening this meeting be and is hereby extended by the addition to the aggregate nominal value of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal value of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution no.(1) set out in item 4 of the notice convening this meeting, provided that such extended amount shall not exceed ten per cent. of the aggregate nominal value of the issued share capital of the Company as at the date of the passing of this Resolution."

By Order of the Board
Peter Yip Wah LEE
Secretary

Hong Kong, 8th September, 2003

Notes:

1. A member of the Company entitled to attend and vote at the above meeting is entitled to appoint not more than two proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be deposited at the head office and principal place of business of the Company at Room 64-02, 64th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time for holding the meeting or adjourned meeting (as the case may be).

3. The registers of members and warrantholders of the Company will be closed from Thursday, 16th October, 2003 to Tuesday, 21st October, 2003, both days inclusive, during which period no transfer of shares will be effected and no transfer or exercise of warrants will be effected. In order to determine the identity of members who are entitled to attend and vote at the meeting, all transfers accompanied by the relevant share certificates or all completed subscription forms in relation to the exercise of the warrants accompanied by the appropriate subscription monies and the relevant warrant certificates must be lodged with the Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Wednesday, 15th October, 2003.

4. With regard to the resolutions referred to in item 4 of this notice, a circular in connection with the general mandates to repurchase securities and to issue shares will be despatched to the shareholders and, for information only, the warrant holders together with the 2003 Annual Report of the Company.

* *For identification only*

(c) 本公司董事局依據上文(a)段所載批准而配發或有條件或無條件同意配發或發行(不論是否依據購股權或其他原因配發)之股本面值總額(但不包括(i)供股(定義見下文),或(ii)根據任何當時經已採納可授予或發行本公司股份或購買本公司股份權利之購股權計劃或其他類似安排而發行股份,或(iii)本公司認股權證所附有之認購權獲行使時而發行股份,或(iv)依據本公司不時之組織章程細則而配發及發行股份以代替就本公司股份派發之全部或部份股息之任何以股代息計劃或類似安排而發行股份,或(v)本公司股東於股東大會授予之特別權力)不得超過於本決議案通過當日本公司已發行股本面值總額的百分之二十;上述批准亦須受此數額限制;及

(d) 就本決議案而言,

「有關期間」乃指由本決議案獲通過當日起至下列三者中較早之日期止之期間:

(i) 本公司下屆股東週年大會結束時;或

(ii) 本公司之組織章程細則或任何適用法例規定本公司須召開下屆股東週年大會之期限屆滿之日;或

(iii) 本公司股東於股東大會上通過普通決議案撤回、修訂或重續本決議案所給予本公司董事局授權之日;

「供股」指於本公司董事局指定之期間,向於指定記錄日期名列股東名冊內之本公司股份持有人(或,如適用,向本公司其他證券之合資格持有人),按彼等當時之持股(或,如適用,其他證券)比例提出本公司股份要約或發行給予認購本公司股份權利之購股權、認股權證或其他證券(惟在所有情況下本公司之董事局可就零碎配額或經顧及任何適用於本公司之任何地區之法例或任何認可監管機構或任何證券交易所之規定所訂明之任何限制或責任後,作出其認為必要或權宜之權利取消或其他安排)。」

(三) 「**動議**待召開本大會之通告內第四項所載之第(一)及第(二)項決議案獲通過後,藉向本公司董事局依據以下之一般性授權而配發或有條件或無條件同意配發之本公司股本面值總額加入相當於本公司依據召開本大會之通告內第四項所載之第(一)項決議案授予之權力購回本公司股本面值總額之數額,以擴大根據召開本大會之通告內第四項所載之第(二)項決議案授予本公司董事局及當時有效之一般性授權,行使本公司權力以配發、發行及處理未發行股份,惟該擴大之數額不得超過於本決議案獲通過當日本公司之已發行股本面值總額的百分之十。」

承董事局命
秘書
李業華

香港,二零零三年九月八日

附註:

一. 凡有權出席上述大會投票之本公司股東,均有權委任不超過兩位代表出席,並於投票表決時代其投票。受委代表毋須為本公司之股東。

二. 代表委任表格連同授權簽署該表格之授權書或其他授權文件(如有)或經公證人簽署證明之該授權書或授權文件副本,最遲須於大會或續會(視乎情況而定)舉行時間四十八小時前交回香港皇后大道東一八三號合和中心六十四樓六四一零二室本公司總辦事處及主要營業地點,方為有效。

三. 本公司將於二零零三年十月十六日(星期四)至二零零三年十月二十一日(星期二)首尾兩天包括在內,暫停辦理股份過戶登記手續及暫停辦理認股權證過戶登記或行使手續。為確定有權出席大會並於會上投票之股東之名單,請將所有股份過戶文件連同有關股票、或所有填妥有關行使認股權證之認購表格連同適當之認購款項及有關認股權證證書,最遲須於二零零三年十月十五日(星期三)下午四時前送交本公司之香港股份過戶登記分處,香港中央證券登記有限公司,地址為香港皇后大道東一八三號合和中心十七樓一七一二至一七一六室辦理登記或認購手續。

四. 關於本通告第四項所述的決議案,一份有關購回證券及發行股份之一般性授權之通函將會連同本公司二零零三年年報一併寄發予各股東及(僅供參照)各認股權證持有人。

* *僅供識別*



Hopewell Highway Infrastructure Limited

合和公路基建有限公司*

(Incorporated in the Cayman Islands with limited liability)

Form of proxy for use at the Annual General Meeting (or any adjournment thereof)

I/We[1] ____
of ____
being the registered holder(s) of[2] ____
Ordinary Shares of HK$0.10 each of the above-named Company, HEREBY APPOINT[3] ______________________
______________________ of ______________________
______________________ or failing him ______________________
______________________ of ______________________
____

or failing him, the Chairman of the meeting as my/our proxy, to act for me/us and on my/our behalf at the Annual General Meeting (or at any adjournment thereof) of the Company to be held at King Palace Chinese Restaurant, 8th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on Tuesday, the 21st day of October, 2003 at 10:00 a.m. and at such meeting (or at any adjournment thereof) in the event of a poll, to vote for me/us and in my/our name(s) as indicated below or, if no such indication is given, as my/our proxy thinks fit.

		For[4]	Against[4]
1.	To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 30th June, 2003.		
2.	EITHER (1) To re-elect Sir Gordon Ying Sheung WU, Mr. Eddie Ping Chang HO, Mr. Leo Kwok Kee LEUNG, Mr. Li Jia HUANG, Mr. Cheng Hui JIA, Mr. Christopher Shih Ming IP, Mr. Philip Tsung Cheng FEI, Mr. Lee Yick NAM, Mr. Gordon YEN and Mr. Kojiro NAKAHARA as Directors. OR		
	(2) (a) To re-elect Sir Gordon Ying Sheung WU as Director.		
	(b) To re-elect Mr. Eddie Ping Chang HO as Director.		
	(c) To re-elect Mr. Leo Kwok Kee LEUNG as Director.		
	(d) To re-elect Mr. Li Jia HUANG as Director.		
	(e) To re-elect Mr. Cheng Hui JIA as Director.		
	(f) To re-elect Mr. Christopher Shih Ming IP as Director.		
	(g) To re-elect Mr. Philip Tsung Cheng FEI as Director.		
	(h) To re-elect Mr. Lee Yick NAM as Director.		
	(i) To re-elect Mr. Gordon YEN as Director.		
	(j) To re-elect Mr. Kojiro NAKAHARA as Director.		
	(3) To fix the Directors' fees.		
3.	To re-appoint Auditors and authorise the Directors to fix their remuneration.		
4.	(1) To give a general mandate to the Directors to repurchase securities. (Ordinary Resolution No.(1) set out in item 4 of Notice of Annual General Meeting)		
	(2) To give a general mandate to the Directors to issue shares. (Ordinary Resolution No.(2) set out in item 4 of Notice of Annual General Meeting)		
	(3) To extend the general mandate to issue shares to cover the shares repurchased by the Company. (Ordinary Resolution No.(3) set out in item 4 of Notice of Annual General Meeting)		

Dated: ______________________ Signature[5]: ______________________

Notes:

1. Please insert full name(s) and address(es) in **BLOCK CAPITALS**.
2. Please insert the number of Ordinary Shares of HK$0.10 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the Ordinary Shares of the Company registered in your name(s).
3. Please insert the name and address of the proxy desired. If no name is inserted, the Chairman of the meeting will act as your proxy.
4. **IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, PLACE A "✓" IN THE RELEVANT BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST A RESOLUTION, PLACE A "✓" IN THE RELEVANT BOX MARKED "AGAINST"**. Failure to complete the boxes will entitle your proxy to cast his vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those referred to in the Notice convening the meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person duly authorised to sign the same.
6. To be valid, this form, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority, must be deposited at the head office and principal place of business of the Company at Room 64-02, 64th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time for holding the meeting or adjourned meeting (as the case may be).
7. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the register of members.
8. The proxy need not be a member of the Company but must attend the meeting in person to represent you.
9. Any alterations made in this form of proxy must be initialled by the person who signs it.

* *For identification only*



Hopewell Highway Infrastructure Limited

合和公路基建有限公司*

(於開曼群島註冊成立之有限公司)

股東週年大會(或其任何續會)適用之代表委任表格

本人/吾等(註一)____________________
地址為____________________
為上述公司每股面值港幣0.10元普通股(註二)____________________股之登記持有人,
茲委任(註三)____________________地址為____________________

或如其未克出席則委任____________________
地址為____________________
或如其未克出席則委任大會主席為本人/吾等代表人,代表本人/吾等出席本公司於二零零三年十月二十一日(星期二)上午十時正假座香港皇后大道東一八三號合和中心七樓皇廷大酒樓召開之股東週年大會(或其任何續會),並於該大會(或其任何續會)進行投票表決時,代表本人/吾等並以本人/吾等名義,依照下列欄內所載指示投票,若無所載指示,則由代表自行決定。

	贊成(註四)	反對(註四)
一. 省覽截至二零零三年六月三十日止年度經審核之財務報告表、董事局報告書及核數師報告書。		
二. (一) 重選胡應湘爵士、何炳章先生、梁國基先生、黃禮佳先生、賈呈會先生、葉思明先生、費宗澄先生、藍利益先生、嚴震銘先生及中原紘二郎先生連任董事。 或		
(二) (甲) 重選胡應湘爵士連任董事。		
(乙) 重選何炳章先生連任董事。		
(丙) 重選梁國基先生連任董事。		
(丁) 重選黃禮佳先生連任董事。		
(戊) 重選賈呈會先生連任董事。		
(己) 重選葉思明先生連任董事。		
(庚) 重選費宗澄先生連任董事。		
(辛) 重選藍利益先生連任董事。		
(壬) 重選嚴震銘先先連任董事。		
(癸) 重選中原紘二郎先生連任董事。		
(三) 釐定董事袍金。		
三. 續聘核數師及授權董事局釐定其酬金。		
四. (一) 授予董事局一般性授權以購回證券。(列於股東週年大會通告內第四項所載之第(一)項普通決議案)		
(二) 授予董事局一般性授權以發行股份。(列於股東週年大會通告內第四項所載之第(二)項普通決議案)		
(三) 擴大發行股份之一般性授權至包括本公司購回之股份。(列於股東週年大會通告內第四項所載之第(三)項普通決議案)		

日期:____________________ 簽署(註五):____________________

附註:

一. 請用正楷填上全名及地址。

二. 請填上登記於 閣下名下之每股面值港幣0.10元之普通股數目,如不填上股份數目,則本代表委任表格被視為與全部以 閣下名義登記之本公司普通股有關。

三. 請填上 閣下所擬委派代表之姓名及地址,如未有任何姓名填上,則 閣下之代表將由大會主席出任。

四. **注意: 閣下如贊成某項決議案,請在適用之「贊成」欄內加上「✓」符號。如反對某項決議案,請在適用之「反對」欄內加上「✓」符號。** 如未在有關欄內填上指示,則受委代表將有權決定如何投票。代表同時可對在通告內未列出而在大會上正式提出之決議案投票。

五. 本代表委任表格須由 閣下或 閣下之正式書面受權人簽署。如股東為一有限公司,則代表委任表格必須蓋上公司印鑑,或由公司負責人、受權人或其正式授權之其他人士簽署。

六. 本代表委任表格連同授權簽署本表格之授權書或其他授權文件(如有)或由公證人簽署證明之該授權書或授權文件副本,最遲須於大會或續會(視乎情況而定)舉行時間四十八小時前交回香港皇后大道東一八三號合和中心六十四樓六四-零二室本公司總辦事處及主要營業地點,方為有效。

七. 如屬聯名股東,則就任何問題投票時,本公司將接納排名於首位之聯名股東之投票(無論其為親自或委派代表投票)而其他聯名股東均無權投票。排名先後乃依照股東名冊內之排名次序而定。

八. 受委代表無須為本公司股東,但須親自出席大會以代表 閣下。

九. 代表委任表格之每項更改,均須由簽署人簡簽示可。

* *僅供識別*

6A

FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Your Ref.:

Our Ref.: S/1023/78 PWH/am

9th September, 2003

The Head of the Listing Division.
The Listing Division,
The Stock Exchange of Hong Kong Limited.
11/F., One International Finance Centre.
1 Harbour View Street,
Central,
Hong Kong.

Dear Sir,

Re: Hopewell Highway Infrastructure Limited

We are instructed to enclose herewith 7 photocopies of the Announcement of the final results for the year ended 30th June, 2003 together with notice of annual general meeting of the above Company advertised in South China Morning Post and Hong Kong Economic Journal of today's issue for your file record.

Please note that the Chinese version of the Announcement is also advertised in Hong Kong Economic Times of today's issue.

We are also instructed to enclose herewith the original Results Announcement Form for final results of the above Company for your file record.

Lastly, please note that the Registers of Members and Warrantholders of the above Company will be closed from Thursday, 16th October, 2003 to Tuesday, 21st October, 2003 both days inclusive, during which period no transfer of shares will be effected and no transfer or exercise of warrants will be effected.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

HUEN Po Wah
Director

Encl.
c.c. the Company
(Attn : Miss Maggie CHUNG)

#b11514/ltr-se-f/6/am

HHI

Hopewell Highway Infrastructure Limited

合和公路基建有限公司*

(Incorporated in the Cayman Islands with limited liability)

FINAL RESULTS FOR THE YEAR ENDED 30TH JUNE, 2003

CHAIRMAN'S STATEMENT

It gives me great pleasure to pen this first Chairman's Statement for our new subsidiary, Hopewell Highway Infrastructure Limited ("HHI"). With the listing of HHI on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on 6th August, 2003, we have achieved another milestone in Hopewell Holdings Limited's ("Hopewell Holdings") 31 year history. The formation of HHI clearly illustrates the growth and strength of the Group's expressway infrastructure business and ensures that we provide our investors with greater corporate transparency in regards to this business and our future investment plans.

HHI now owns interests in three toll expressways, including the Guangzhou-Shenzhen Superhighway ("GS Superhighway"), Guangzhou ESW Ring Road ("ESW Ring Road") and Western Delta Route. It is through HHI, that Hopewell Holdings will continue to develop our transport infrastructure interests in Guangdong and the Pearl River Delta. These interests include the proposed Hong Kong-Zhuhai-Macau Bridge Tunnel project and Phases 2 and 3 of the Western Delta Route. We believe that these projects are logical and significant steps in the development of the Pearl River Delta, as a region and in the natural integration of the city economies of the western Pearl River Delta, Macau and Hong Kong.

HHI is an independently listed company, 75% owned by Hopewell Holdings, with a Board and management team that is independent, yet also has the strong backing of Hopewell Holdings. Through its background and pedigree, HHI has the advantage of having a strong track record, favourable tax concessions and the ability to expand our expressways on land already owned by HHI's joint venture companies as traffic growth dictates.

As the reorganization for the HHI Group was only effected on 30th June, 2003, no dividends were declared by the Board for this fiscal year. However, in the absence of unforeseen circumstances, the Board intends to recommend and pay at least HK$0.225 per share in total dividends for the next financial year, as stated in the Group's Initial Public Offering prospectus.

Financial Status

Net profit for fiscal year 2003 stood at HK$533 million, a slight increase over last year's HK$532 million. Earnings per share, subsequently, remained flat at HK$0.25 per share.

Core earnings, however, defined as net profit excluding interest income from shareholder's loan, increased 17% from HK$433 million in fiscal year 2002 to HK$507 million this fiscal year, reflecting the true strength of HHI's expressway projects. Both GS Superhighway and ESW Ring Road recorded impressive growth rates this fiscal year.

	Fiscal year		
	2002	2003	*% change*
GS Superhighway			
Average Daily Traffic *(No. of vehicles)*	123,191	155,394	26%
Average Daily Revenue *(RMB)*	5,183,936	5,778,931	11%
ESW Ring Road			
Average Daily Traffic *(No. of vehicles)*	32,757	38,930	19%
Average Daily Revenue *(RMB)*	486,738	590,053	21%

HHI's interest income from shareholder's loans to our joint venture companies, on the other hand, fell from HK$99 million in fiscal year 2002 to HK$26 million in fiscal year 2003 as a result of the repayment of these loans, again reflecting the strong performance of our assets. This decrease in interest income offset a large proportion of the increase in net profit growth. As interest income will remain a very small portion of HHI's income, our future earnings figures will truly reflect the strength of our expressways.

Business Review

After the PRC Central Government's adoption of an open-door policy for economic reform twenty-five years ago, Hopewell Holdings's group entered the PRC market confidently with the vision that roads would help drive the economic and industrial growth of Guangdong and the Pearl River Delta. We identified and planned highway routes, formed joint venture arrangements with PRC partners and helped supervise the design, construction, project financing and operation of highways which are today meeting the demands of record traffic growth and car ownership. The result is 180 kilometers of dual three-lane toll expressways.

The dual three-lane GS Superhighway, now in its ninth year of operation, remains the main expressway linking Hong Kong and Guangzhou, forming a vital north-south corridor in the eastern Pearl River Delta. The ESW Ring Road runs along the eastern, southern and western fringes of Guangzhou city with connections that form a ring road surrounding Guangzhou city. With these expressways in operation, we have now turned our focus on the western reaches of the Pearl River Delta. The result is Phase 1 of the Western Delta Route, currently under construction and expected to be completed by mid 2004. This will offer a strategic high speed link between Guangzhou and Shunde, reducing the journey time between these two major cities from 40 minutes to 10-15 minutes.

Our expressway systems have grown hand-in-hand with the economic development of the Pearl River Delta over the past two decades. Since fiscal year 1995 to fiscal year 2003, GS Superhighway has seen compound annual growth in its average daily toll traffic flow of 18%. Even during the outbreak of Severe Acute Respiratory Syndrome (SARS) this year, our average daily revenue and traffic continued to record robust growth over the previous year's figures.

The Future

The high rate of economic growth in Guangdong and across the Pearl River Delta have contributed to

FINANCIAL REVIEW

Group Results

Highlights

- Toll revenue increased by 12% to HK$1,030 million;
- Net profit excluding interest income from shareholder's loans increased 17% to HK$507 million;
- Total Debt decreased by 14% to HK$6,380 million.

Toll revenue increased by 12% to HK$1,030 million from HK$918 million from the previous financial year, driven in large part by the increase in traffic flow of the Group's superhighways in the PRC. Of total toll revenue, GS Superhighway contributed 92%, or HK$944 million, and ESW Ring Road contributed 8%, or HK$86 million. Of the HK$112 million increase in toll revenue from the last fiscal year, GS Superhighway contributed HK$97 million, or 87%, and ESW Ring Road contributed HK$15 million, or 13%. Other operating income decreased by 55% from HK$152 million to HK$68 million, largely driven by the decrease in interest income derived from the Group's shareholder's loans to the GS Superhighway JV, which was fully repaid in February 2002. Total revenue (including toll revenue and other operating income) increased 3% from HK$1,070 million in fiscal year 2002 to HK$1,098 million in fiscal year 2003.

Net profit excluding interest income from shareholder's loans increased 17% from HK$433 million in fiscal year 2002 to HK$507 million this fiscal year. Net profit totalled HK$533 million, approximately the same as HK$532 million from the previous financial year. Generally, the decrease in interest income from shareholders loans due to the loan repayment from the GS Superhighway JV was more than compensated for by the strong growth in toll revenue.

Total expenses, including toll operating expenses, depreciation and amortisation expenses and general and administrative expenses increased from HK$289 million in fiscal year 2002 to HK$329 million in fiscal year 2003, mainly due to the increase in repair and maintenance cost and depreciation charges. Since, under the Group's accounting policies, depreciation and amortisation charges are calculated based on the ratio of actual traffic volume compared to the total expected traffic volume over the remaining period of respective jointly controlled entities, depreciation and amortisation charges were higher this year due to the stronger growth of traffic. Finance costs decreased 9% from HK$221 million to HK$201 million due to the lower interest rate environment. The Group's effective tax rate increased from 3.4% to 4.3%. Income tax expenses increased by 28% from HK$19.3 million to HK$24.7 million due to an increase in deferred tax provisions.

Liquidity and Financial Resources

During the year, the Group repaid HK$577 million of bank and other loans and HK$668 million of amount due to holding companies. As a result of the stable cash flow generated from its assets, the Group improved its total debt to total assets ratio from 57% as at 30th June, 2002 to 51% as at 30th June, 2003. Assuming the Initial Public Offering in August 2003 was completed during fiscal year 2003, on a pro-forma basis, the total debt to total assets ratio would have been 38% as at 30th June, 2003 and the pro forma net debt to total equity ratio would have been 37% as at 30th June, 2003. Net cashflow was HK$204 million for fiscal year 2003.

The Group's gearing structure is set out as follows:

	At 30th June,		
	2002	2003	Pro Forma[3]
	HK$ million	*HK$ million*	*HK$ million*
Equity[1]	5,321	5,846	8,726
Total Debt	7,408	6,380	5,465
Total Net Debt[2]	7,310	6,079	3,200
Total Assets	12,933	12,487	14,451
Total debt/Total assets	57%	51%	38%
Net debt/Total equity	137%	104%	37%

Notes:

(1) Assumes HK$4,500 million of the amounts due to holding companies are capitalised.

(2) Net debt is defined as total debt less bank and cash balances.

(3) Assuming the Initial Public Offering in August 2003 was completed during fiscal year 2003, on a pro-forma basis, the balance at 30th June, 2003 was adjusted for estimated net listing proceeds of HK$2,880 million less repayment of bank loans of HK$372 million and repayment of shareholder's loans advanced by holding companies of HK$544 million.

The maturity profile of the Group's bank borrowings at 30th June, 2003 as compared with that at 30th June, 2002 is shown as follows:

	Less than 1 year	Over 1 year
The Group (Unconsolidated)		
At 30th June, 2003	16%	84%
At 30th June, 2002	43%	57%

	Less than 1 year	1-5 years	Over 5 years
The Joint Venture companies (Proportionately shared)			

Pursuant to a group reorganisation (the "Corporate Reorganisation") to rationalise the structure of the Company and its subsidiaries (hereinafter collectively referred to as the "Group") in preparation for the listing of the Company's shares (the "Listing") on the Stock Exchange, the Company issued shares in exchange for the entire issued share capital of Jetgold Limited, Yager International Limited and Wilberforce International Limited and thereby became the holding company of the Group on 30th June, 2003.

On 23rd July, 2003, 2,156,879,750 shares of HK$0.1 each were allotted and issued, credited as fully paid at par, on capitalisation of the sum of HK$4,500 million due to holding companies of the Group ("Capitalisation Issue").

On 5th August, 2003, 720,000,000 new shares of the Company of HK$0.1 each were issued at HK$4.18 per share for cash through an initial public offering by way of public offer.

Details of the above issues of shares are set out in the prospectus dated 28th July, 2003 issued by the Company. The shares of the Company have been listed on the Stock Exchange with effect from 6th August, 2003.

The Group resulting from the Corporate Reorganisation is regarded as a continuing entity. Accordingly, the financial statements have been prepared on using the principles of merger accounting.

The measurement currency of the operations of the Group's jointly controlled entities is Renminbi. However, the financial statements are presented in Hong Kong dollars as the directors consider this presentation is more useful for its current and potential investors.

2. **Profit from operations**

	2002	2003
	HK$'000	*HK$'000*
Profit from operations has been arrived at after charging:		
Auditors' remuneration	725	744
Directors' emoluments	3,382	2,682
Exchange losses, net	–	1,236
Other staff costs (excluding directors)	41,260	46,001
Amortisation of additional investment cost in jointly controlled entities	28,249	32,102
Depreciation of:		
Toll roads	128,063	150,031
Other property and equipment	4,593	4,177

3. **Finance costs**

	2002	2003
	HK$'000	*HK$'000*
Interest on:		
Bank loans	176,177	173,005
Loan from a jointly controlled entity	16,511	21,653
Loan from a joint venture partner	669	297
Amount due to ultimate holding company	4,024	–
Other loans	19,209	4,774
	216,590	199,729
Other financial expenses	4,045	899
Total borrowing costs	220,635	200,628

4. **Income tax expense**

	2002	2003
	HK$'000	*HK$'000*
PRC income tax	398	235
Deferred taxation	18,900	24,505
	19,298	24,740

No provision for Hong Kong Profits Tax has been made as there was no assessable profit derived from or arising in Hong Kong.

Pursuant to relevant laws and regulations in the PRC, the Group's jointly controlled entities are entitled to certain exemption from and relief from PRC income tax. The normal tax rate applicable to the taxable income of a foreign investment enterprise in the PRC is 33%, comprising the standard national tax rate of 30% and the local tax rate of 3%.

Pursuant to an approval from the Guangdong Tax Bureau, the rate of foreign enterprise income tax payable by 廣深珠高速公路有限公司 Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited ("GS Superhighway JV"), a jointly controlled entity of the Group, in respect of its income arising from the operation of toll roads and related service facilities (excluding hotels and entertainment facilities) is 15% and GS Superhighway JV is entitled to a five year exemption from foreign enterprise income tax for such income commencing from the first profit making year as computed under PRC accounting standards and tax regulations. For the following five years, it will enjoy a 50% reduction in the rate of income tax payable in respect of such income. Pursuant to another approval from the Guangdong Tax Bureau, GS Superhighway JV is also exempt from paying a local income tax (currently set at a rate of 3%) in respect of income arising from the operation of toll road and related service facilities for ten years commencing from the first profit making year. The first year for which GS Superhighway JV recorded profits for PRC tax purposes was the year ended 31st December, 2000.

Pursuant to an approval from the Guangzhou branch of the State Tax Bureau, the rate of foreign enterprise income tax payable by 廣州東南西環高速公路有限公司 Guangzhou E-S-W Ring Road Company Limited ("Ring Road JV"), another jointly controlled entity of the Group, in respect of its income arising from the operation of toll road is 15%. Pursuant to an approval from the Guangzhou Municipal Government, Ring Road JV is entitled to a five year exemption from foreign enterprise

compound an[illegible] growth in [illegible] Severe Acute Respiratory Syndrome (SARS) this year, our average daily revenue and traffic continued to record robust growth over the previous year's figures.

The Future

The high rate of economic growth in Guangdong and across the Pearl River Delta have contributed to considerable GDP and per capita income growth, which in turn have generated record growth for vehicle production and ownership. HHI believes that these factors will continue to increase traffic flow along its expressways. At the same time, the demand for new or expanded roads to meet traffic demand means HHI must focus on future projects. With its proven track record, concession rights and its solid relationships with PRC partners, HHI can pursue such new projects with clear competitive advantages.

The long-term significance of expressways will continue to be enhanced by the economic importance of the Pearl River Delta, as well as a gradual relaxation of border restrictions, the Closer Economic Partnership Arrangements between PRC and Hong Kong and the opening of new connecting roads and feeder routes. The completion of Phase I of the Western Delta Route will generate further demand for high-speed routes between the Pearl River Delta's major cities. HHI retains the concession rights for Phases 2 and 3 of the Western Delta Route and the development of these routes is being actively pursued.

HHI also sees the development of a bridge and tunnel connecting Zhuhai and Macau with Hong Kong as strategically important to the economic integration of the major cities of the Pearl River Delta. HHI has devoted significant efforts to promoting this project and will continue to actively pursue it. We believe that we are well positioned to participate in this project.

Employees

As of 30th June, 2003, the Group had a total of 31 full-time staff, with 26 in Hong Kong and 5 in the PRC. We provide competitive remuneration packages to our employees based on the market conditions and individual performance. Besides, we also provide various fringe benefits including medical and personal accident insurance coverage. To maintain the efficiency of our staff, training programs are conducted on an ongoing basis throughout the Group.

Publication of further information on the Stock Exchange's website

All the information required by paragraphs 45(1) to 45(3) inclusive of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

Acknowledgement

I would like to take this opportunity to thank my fellow directors, senior management teams and all staff for their hard work during this past financial year and their commitment to our platform for growth. My gratitude also goes to our shareholders, financiers and business partners for their invaluable support.

Sir Gordon Ying Sheung WU, *KCMG, FICE*
Chairman

Hong Kong, 8th September, 2003

* *For identification only*

	Less than 1 year	1-5 years	Over 5 years
At 30th June, 2002		43%	57%
The Joint Venture companies (Proportionately shared)			
At 30th June, 2003	6%	44%	50%
At 30th June, 2002	4%	38%	58%

The Group (unconsolidated) borrowings are denominated in Hong Kong dollars and carry interest at floating rates. The Joint Venture companies borrowings are denominated in US dollars and Renminbi, and carry floating interest rates.

The Group's average interest rate for bank loans for fiscal year 2003 was 2.7% (2002: 3.6%).

CONSOLIDATED INCOME STATEMENT

The audited consolidated income statement of the Company and its subsidiaries (the "Group") for the year ended 30th June, 2003 is as follows:

	Notes	2002 *HK$'000*	2003 *HK$'000*
Turnover		918,450	1,030,350
Other operating income		151,639	68,055
Toll operation expenses		(77,549)	(87,803)
Depreciation and amortisation expenses		(160,905)	(186,310)
General and administrative expenses		(50,222)	(54,864)
Profit from operations	2	781,413	769,428
Finance costs	3	(220,635)	(200,628)
Profit before tax		560,778	568,800
Income tax expense	4	(19,298)	(24,740)
Profit after tax		541,480	544,060
Minority interests		(9,051)	(10,981)
Profit for the year		532,429	533,079
Dividends	5	2,200,000	
		HK$	*HK$*
Earnings per share – basic	6	0.25	0.25

Notes:

1. **Corporate reorganisation and basis of preparation of financial statements**

   The Company was incorporated on 14th January, 2003 as an exempted company with limited liability under the Companies Law of the Cayman Islands. The Company's ultimate holding company is Hopewell Holdings Limited, a public limited liability company incorporated in Hong Kong whose shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

Pursuant to an approval from the Guangzhou branch of the State Tax Bureau, the rate of foreign enterprise income tax payable by 廣州東南西環高速公路有限公司 Guangzhou E-S-W Ring Road Company Limited ("Ring Road JV"), another jointly controlled entity of the Group, in respect of its income arising from the operation of toll road is 15%. Pursuant to an approval from the Guangzhou Municipal Government, Ring Road JV is entitled to a five year exemption from foreign enterprise income tax for income arising from the operation of toll road commencing from the first profit-making year, as computed under PRC accounting standards and tax regulations. For the following five years, it will enjoy a 50% reduction in the rate of foreign enterprise income tax payable. In respect of income arising from toll operations and related service facilities, Ring Road JV is also exempted from paying a local income tax (currently set at a rate of 3%) for ten years commencing from the first profit-making year. Because Ring Road JV has not yet recorded profits for PRC tax purposes, the exemptions from paying foreign enterprise income tax and local income tax have so far had no effect on Ring Road JV.

The income tax charge for the year can be reconciled to the profit before tax per the income statement as follows:

	2002 *HK$'000*	2003 *HK$'000*
Profit before tax	560,778	568,800
Tax calculated at normal income tax rate of 33%	185,057	187,704
Tax effect of:		
Non-taxable income	(182,674)	(175,322)
Non-deductible expenses	39,595	41,764
Differential tax rate on temporary difference of jointly controlled entities	(22,680)	(29,406)
Tax expense	19,298	24,740

5. **Dividends**

   No dividend has been paid or declared by the Company since its incorporation. The amount of dividends disclosed for the prior year represents the dividends declared by a subsidiary of the Company to its then shareholders during the year ended 30th June, 2002. Those dividends were settled through current accounts with the holding companies.

6. **Earnings per share – basic**

   The calculation of the basic earnings per share is based on the profit for the year of HK$533,079,000 (2002: HK$532,429,000) and on 2,160,000,000 shares which represent 3,120,250 shares in issue as at 30th June, 2002 upon the Corporate Reorganisation and 2,156,879,750 shares, issued pursuant to the Capitalisation Issue, deemed to be outstanding throughout both years.

7. **Contingencies and charges on assets**

   At the balance sheet date, the toll roads and other assets of the jointly controlled entities have been pledged to secure the bank loan facilities granted to the Group and its jointly controlled entities. The carrying value of the toll roads included in the Group's property and equipment which have been pledged are approximately HK$8,989,702,000 (2002: HK$9,086,954,000).

8. **Acquisitions and disposals of subsidiaries and associates**

   During the year, there was no material acquisition or disposal of the Company's subsidiaries and associates.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the shareholders of Hopewell Highway Infrastructure Limited (the "Company") will be held at King Palace Chinese Restaurant, 7th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on Tuesday, the 21st day of October, 2003 at 10:00 a.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 30th June, 2003.
2. To re-elect Directors and fix the Directors' fees.
3. To re-appoint Auditors and authorise the Directors to fix their remuneration.
4. As special business to consider and, if thought fit, pass with or without amendments the following resolutions as Ordinary Resolutions:

Ordinary Resolutions

(1) "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase securities of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal value of securities of the Company repurchased by the Company pursuant to the approval granted in paragraph (a) above shall:

(i) in the case of shares, not exceed ten per cent. of the aggregate nominal value of the issued share capital of the Company as at the date of the passing of this Resolution; and

(ii) in the case of warrants of the Company, not exceed ten per cent. of the total amount of subscription rights attaching to such warrants outstanding as at the date of the passing of this Resolution,

and the authority granted pursuant to paragraph (a) above shall be limited accordingly; and

(c) for the purposes of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company; or

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws to be held; or

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking, varying or renewing the authority given to the Directors of the Company by this Resolution."

(2) "**THAT**:

(a) subject to paragraph (c) below and pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with unissued shares in the capital of the Company and to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and any securities which carry rights to subscribe for or are convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and any securities which carry rights to subscribe for or are convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal value of the share capital allotted or agreed conditionally or unconditionally to be allotted or issued (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares of the Company, or (iii) an issue of shares upon the exercise of any subscription rights attaching to any warrants of the Company, or (iv) an issue of shares under any scrip dividend scheme or similar arrangement providing for the allotment and issue of shares in lieu of the whole or part of a dividend in accordance with the Articles of Association of the Company from time to time, or (v) a specific authority granted by the shareholders of the Company in general meeting, shall not exceed twenty per cent. of the aggregate nominal value of the issued share capital of the Company as at the date of the passing of this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company; or

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws to be held; or

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking, varying or renewing the authority given to the Directors of the Company by this Resolution.

"Rights Issue" means an offer of shares of the Company or issue of options, warrants or other securities giving the right to subscribe for shares of the Company, open for a period fixed by the Directors of the Company to holders of shares of the Company on the register of members of the Company (or, where appropriate, to holders of other securities of the Company entitled to the offer) on a fixed record date in proportion to their then holdings of such shares (or, where appropriate, such other securities) (subject in all cases to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

(3) "**THAT** subject to the passing of the Resolution nos. (1) and (2) set out in item 4 of the notice convening this meeting, the general mandate granted to the Directors of the Company and for the time being in force to exercise the powers of the Company to allot, issue and deal with unissued shares pursuant to Resolution no. (2) set out in item 4 of the notice convening this meeting be and is hereby extended by the addition to the aggregate nominal value of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal value of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution no. (1) set out in item 4 of the notice convening this meeting, provided that such extended amount shall not exceed ten per cent. of the aggregate nominal value of the issued share capital of the Company as at the date of the passing of this Resolution."

By Order of the Board
Peter Yip Wah LEE
Secretary

Hong Kong, 8th September, 2003

Notes:

1. A member of the Company entitled to attend and vote at the above meeting is entitled to appoint not more than two proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.
2. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be deposited at the head office and principal place of business of the Company at Room 64-02, 64th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time for holding the meeting or adjourned meeting (as the case may be).
3. The registers of members and warrantholders of the Company will be closed from Thursday, 16th October, 2003 to Tuesday, 21st October, 2003, both days inclusive, during which period no transfer of shares will be effected and no transfer or exercise of warrants will be effected. In order to determine the identity of members who are entitled to attend and vote at the meeting, all transfers accompanied by the relevant share certificates or all completed subscription forms in relation to the exercise of the warrants accompanied by the appropriate subscription monies and the relevant warrant certificates must be lodged with the Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Wednesday, 15th October, 2003.
4. With regard to the resolutions referred to in item 4 of this notice, a circular in connection with the general mandates to repurchase securities and to issue shares will be despatched to the shareholders and, for information only, the warrant holders together with the 2003 Annual Report of the Company.



Hopewell Highway Infrastructure Limited
合和公路基建有限公司

6B

8th September, 2003

By fax (2877-6987)

To : E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

Dear Sirs,

Final Results Announcement

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website.

The document does not require clearance by the Exchange under the Main Board Listing Rules.

The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Maggie Chung on 2862-5653.

Yours faithfully,
For and on behalf of
HOPEWELL HIGHWAY INFRASTRUCTURE LIMITED

Name: Christopher Shih Ming IP
Title: Executive Director

#64-02 Hopewell Centre
183 Queen's Road East, Hong Kong
Tel +852 2528 4975
Fax +852 2861 2068
www.hopewellhighways.com

香港皇后大道東183號
合和中心6402室
電話 +852 2528 4975
傳真 +852 2861 2068

Copied to Chris Ip / TT / Rebecca Lee

To : Listing Division of The Stock Exchange of Hong Kong Limited
E-Business & Information Services Department of The Stock Exchange of Hong Kong Limited

IMPORTANT NOTES:
1) IT IS IMPORTANT THAT YOU READ THE NOTES ATTACHED TO THIS FORM. IF YOU ARE IN ANY DOUBT ABOUT THIS FORM, YOU SHOULD CONSULT THE EXCHANGE OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.
2) PLEASE ENSURE ACCURACY WHEN COMPLETING THIS FORM AS INFORMATION CONTAINED IN THIS FORM WILL BE RELEASED ON THE TELETEXT SYSTEM UPON RECEIPT.
3) ALL SUBSEQUENT CHANGES TO THE INFORMATION PROVIDED IN THIS FORM, IN PARTICULAR THE BOOK CLOSING DATES, MUST BE NOTIFIED TO THE LISTING DIVISION BY TELEPHONE AND FOLLOWED BY A WRITTEN CONFIRMATION IMMEDIATELY.

From : Hopewell Highway Infrastructure Limited (Name of Company/Representative Company) — No. of pages : 1

Rebecca Lee/ Maggie Chung (Responsible Official) — 25284975 (Contact Telephone Number) — 08 September 2003 Date

Name of listed company : Hopewell Highway Infrastructure Limited

Year end date : 30/06/2003

Currency : HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period? ☐ Yes ☑ No

To be published in the newspapers (if applicable)
☑ Summarised results announcement
☐ Full results announcement

Auditors' Report ☐ Qualified ☐ Modified ☑ Unqualified ☐ N/A

Review of interim report (if applicable) by
☐ Audit committee
☐ Auditors
☐ Neither of the above

		(Audited/~~Unaudited~~ *) Current Period from 01/07/02 to 30/06/03 (HK$)'000		(Audited/~~Unaudited~~ *) Last Corresponding Period from 01/07/01 to 30/06/02 (HK$)'000	
Turnover (Note I)	:	1,030,350		918,450	
Profit/(Loss) from Operations (Note III)	:	769,428		781,413	
Finance cost	:	(200,628)		(220,635)	
Share of Profit/(Loss) of Associates	:	N/A		N/A	
Share of Profit/(Loss) of Jointly Controlled Entities	:	N/A		N/A	
Profit/(Loss) after Taxation & MI:		533,079		532,429	
% Change over Last Period	:	+0.1%			
EPS / (LPS) - Basic *(Note 1)*	:	HK$0.25		HK$0.25	
- Diluted	:	N/A		N/A	
Extraordinary ("ETD") Gain / (Loss)	:	N/A		N/A	
Profit/(Loss) after ETD Items	:	533,079		532,429	
~~Interim~~ / Final * Dividend per Share *(Note 2)*	:	Nil		N/A	
(specify if with other options)	:	N/A		N/A	
B / C Dates for ~~Interim~~ / Final * Dividend	:	N/A		N/A	bdi.
Payable Date	:	N/A			
B / C Dates for (Annual) General Meeting	:	16 Oct 2003	to	21 Oct 2003	bdi.
Other Distribution for Current Period	:	N/A			
B / C Date for Other Distribution	:	N/A	to	N/A	bdi.

* Please delete as appropriate.

A description or an explanatory note (Note IV)

Note:
(1) The calculation of the basic earnings per share is based on the profit for the year of HK$533,079,000 (2002: HK$532,429,000) and on 2,160,000,000 shares which represent 3,120,250 shares in issue as at 30 June 2002 upon the Corporate Reorganization and 2,156,879,750 shares issued pursuant to the Capitalization issue, deemed to be outstanding throughout both the years ended 30th June, 2002 and 2003.

The Company had no dilutive potential ordinary shares outstanding during the year ended 30th June, 2003

(2) No dividends has been paid or declared by the Company since its incorporation. The amount of dividends disclosed represents the dividends declared by a subsidiary of the Company to its then shareholders during

For and on behalf of
Hopewell Highway
Infrastructure Limited



Date: 8th September, 2003

Dear Sirs

Please insert the following note in the results announcement form of the Company:-

1. Corporate reorganisation

The Company was incorporated on 14 January, 2003 as an exempted company with limited liability under the Companies Law of the Cayman Islands. The Company's ultimate holding company is Hopewell Holdings Limited, a public limited liability company incorporated in Hong Kong whose shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

Pursuant to a group reorganisation (the "Corporate Reorganisation") to rationalise the structure of the Company and its subsidiaries (hereinafter collectively referred to as the "Group") in preparation for the listing of the Company's shares (the "Listing") on the Stock Exchange, the Company issued shares in exchange for the entire issued share capital of Jetgold Limited, Yager International Limited and Wilberforce International Limited and thereby became the holding company of the Group on 30 June, 2003.

On 23 July, 2003, 2,156,879,750 shares of HK$0.1 each were allotted and issued, credited as fully paid at par, on capitalisation of the sum of HK$4,500 million due to holding companies of the Group ("Capitalisation Issue").

On 5 August, 2003, 720,000,000 new shares of the Company of HK$0.1 each were issued at HK$4.18 per share for cash through an initial public offering by way of public offer.

Details of the above issues of shares are set out in the prospectus dated 28 July, 2003 issued by the Company. The shares of the Company have been listed on the Stock Exchange with effect from 6 August, 2003.

Hopewell Highway Infrastructure Limited 合和公路基建有限公司
Incorporated in the Cayman Islands with limited liability

#64-02 Hopewell Centre
183 Queen's Road East, Hong Kong
Tel +852 2528 4975
Fax +852 2861 2068
www.hopewellhighways.com

香港皇后大道東183號
合和中心6402室
電話 +852 2528 4975
傳真 +852 2861 2068

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and Hong Kong Securities Clearing Company Limited ("HKSCC") take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Unless defined herein, terms defined in this announcement shall have the same meanings as those defined in the prospectus dated 28 July, 2003 (the "Prospectus") issued by Hopewell Highway Infrastructure Limited.

HHI

Hopewell Highway Infrastructure Limited

合和公路基建有限公司*

(Incorporated in the Cayman Islands with limited liability)

GLOBAL OFFERING

Number of Offer Shares under the Offering	:	720,000,000 Shares (subject to adjustment and the Over-allotment Option)
Number of International Offer Shares	:	648,000,000 Shares (subject to adjustment)
Number of Public Offer Shares	:	72,000,000 Shares (subject to adjustment)
Offer Price	:	HK$4.18 per Share
Nominal Value	:	HK$0.10 each
Stock Code	:	737

Global Co-ordinator, Bookrunner and Sponsor

citigroup

Joint Lead Managers

citigroup

BOCI Asia Limited

Co-Lead Managers

BNP Paribas Peregrine
JPMorgan

Daiwa Securities SMBC Hong Kong
Morgan Stanley

Co-Managers

CLSA Asia-Pacific Markets
ICEA Capital Limited
ING Bank N.V.
Kim Eng Securities (Hong Kong) Ltd
Sun Hung Kai International Limited
UOB Asia (Hong Kong) Limited
South China Securities Limited
VC CEF Capital Limited

SUMMARY

- The Offer Price has been determined at HK$4.18 per Share (excluding brokerage of 1%, the Stock Exchange trading fee of 0.005%, the SFC transaction levy of 0.005% and an investor compensation levy of 0.002% payable).
- Valid applications pursuant to the Public Offer for a total of 320,543,000 Public Offer Shares have been received, equivalent to approximately 4.45 times the total number of 72,000,000 Shares initially available for subscription under the Public Offer.
- The International Offer closed over 2 times subscribed.
- Share certificates and refund cheques which are either not available for personal collection, or which are so available but are not collected in person, will be posted by ordinary post to those entitled at their own risk on Tuesday, 5 August, 2003.
- Share certificates for Public Offer Shares allotted to applicants using **YELLOW** application forms and applying by giving **electronic application instructions** to HKSCC are expected to be deposited into CCASS for credit to their CCASS Investor Participants' stock accounts or their designated CCASS Participants' stock accounts at the close of business on Tuesday, 5 August, 2003.
- Refund monies for applicants applying by giving **electronic application instructions** to HKSCC are expected to be credited to the designated bank accounts of the relevant CCASS Participants on Tuesday, 5 August, 2003.
- Certificates for Warrants issued by way of Assured Entitlement Rights will be despatched to Qualifying Hopewell Shareholders on Tuesday, 5 August, 2003 to their addresses as appear on the register of members of Hopewell on Wednesday, 16 July, 2003.
- Dealings in the Shares and the Warrants on the main board of the Stock Exchange are expected to commence at 9:30 a.m. on Wednesday, 6 August, 2003.

APPLICATIONS RECEIVED AND ALLOCATION OF PUBLIC OFFER SHARES

The Directors are pleased to announce that at the close of the application lists at 12:00 noon on Thursday, 31 July, 2003, a total of 4,679 valid applications (including **electronic application instructions** given to HKSCC) have been received pursuant to the Public Offer for a total of 320,543,000 Public Offer Shares, equivalent to approximately 4.45 times the total number of 72,000,000 Shares initially available for subscription under the Public Offer.

Of the 4,679 valid applications on **WHITE** and **YELLOW** application forms and by **electronic application instructions** given to HKSCC for a total of 72,000,000 Public Offer Shares, a total of 4,641 applications in respect of a total of 219,843,000 Public Offer Shares were for Public Offer Shares with an aggregate subscription amount based on the maximum offer price of HK$4.75 per Share (excluding brokerage of 1%, the Stock Exchange trading fee of 0.005%, the SFC transaction levy of 0.005% and an investor compensation levy of 0.002% payable) of HK$5 million or less (equivalent to approximately 611% of the 36,000,000 Public Offer Shares available for allocation in pool A), and a total of 38 applications in respect of a total of 100,700,000 Public Offer Shares were for Public Offer Shares with an aggregate subscription amount based on the maximum offer price of HK$4.75 per Share (excluding brokerage of 1%, the Stock Exchange trading fee of 0.005%, the SFC transaction levy of 0.005% and an investor compensation levy of 0.002% payable) of more than HK$5 million (equivalent to approximately 280% of the 36,000,000 Public Offer Shares available for allocation in pool B). All multiple applications and suspected multiple applications have been rejected. No application for more than 50% of the Offer Shares initially being offered to the public for subscription under the Public Offer (that is, more than 36,000,000 Public Offer Shares) has been identified. The Offer Shares offered in the Public Offer were conditionally allocated on the basis set out in the paragraph headed "Basis of Allotment" below.

The Company has granted to Citigroup, on behalf of the International Underwriters the Over-allotment Option exercisable by Citigroup on behalf of the International Underwriters at any time within 30 days after 31 July, 2003, to require the Company to issue and allot up to an aggregate of 108,000,000 additional Shares. If the Over-allotment Option is exercised, a press announcement will be made.

The Directors confirm that no Public Offer Shares have been allocated to applicants who are connected persons of the Company within the meaning of the Listing Rules. None of the Sponsors and the Underwriters and their respective affiliated companies has taken up any Shares for its own benefit under the Global Offering.

OFFER PRICE

The Offer Price has been determined at HK$4.18 per Share (excluding brokerage of 1%, the Stock Exchange trading fee of 0.005%, the SFC transaction levy of 0.005% and an investor compensation levy of 0.002% payable). The net proceeds of the Offering (after deduction of underwriting fees and estimated expenses payable by the Company in relation to the Offering, assuming the Over-allotment Option is not exercised) are estimated to be approximately HK$2,844.6 million.

INTERNATIONAL OFFER

The *International Offer* closed over 2 times subscribed.

BASIS OF ALLOTMENT

Valid applications made by the public on **WHITE** and **YELLOW** application forms and by electronic application instructions given to HKSCC will be conditionally allotted on the basis set out below:

	Number of Public Offer Shares applied for	Number of valid applications	Basis of allotment	Approximate percentage of allocation based on the total number of Public Offer Shares applied for
POOL A	500	76	500 Shares	100.00%
	1,000	216	500 Shares plus 151 out of 216 to receive additional 500 Shares	84.95%
	1,500	64	1,000 Shares	66.67%
	2,000	334	1,000 Shares plus 87 out of 167 to receive additional 500 Shares	63.02%
	2,500	74	1,500 Shares	60.00%
	3,000	152	1,500 Shares plus 75 out of 152 to receive additional 500 Shares	58.22%
	4,000	199	2,000 Shares	50.00%
	5,000	350	2,000 Shares plus 1 out of 2 to receive additional 500 Shares	45.00%
	6,000	159	2,500 Shares	41.67%
	7,000	56	2,500 Shares plus 17 out of 28 to receive additional 500 Shares	40.05%
	8,000	114	3,000 Shares	37.50%
	9,000	30	3,000 Shares plus 1 out of 2 to receive additional 500 Shares	36.11%
	10,000	850	3,500 Shares	35.00%
	15,000	190	4,000 Shares	26.67%
	20,000	425	4,500 Shares	22.50%
	25,000	80	5,000 Shares	20.00%
	30,000	221	5,500 Shares	18.33%
	35,000	18	6,000 Shares	17.14%
	40,000	128	6,500 Shares	16.25%
	50,000	193	8,000 Shares	16.00%
	60,000	70	9,500 Shares	15.83%
	80,000	56	12,500 Shares	15.63%
	100,000	207	15,000 Shares	15.00%
	120,000	45	17,500 Shares	14.58%
	150,000	53	21,500 Shares	14.33%
	200,000	95	28,000 Shares	14.00%

	Number of Public Offer Shares applied for	Number of valid applications	Basis of allotment	Approximate percentage of allocation based on the total number of Public Offer Shares applied for
	300,000	38	41,000 Shares	13.67%
	400,000	28	53,000 Shares	13.25%
	500,000	58	66,000 Shares	13.20%
	600,000	13	78,000 Shares	13.00%
	700,000	1	90,500 Shares	12.93%
	800,000	2	103,000 Shares	12.88%
	900,000	2	115,500 Shares	12.83%
	1,000,000	44	125,500 Shares	12.55%
POOL B	1,300,000	4	465,000 Shares	35.77%
	1,500,000	3	536,500 Shares	35.77%
	1,600,000	2	572,000 Shares	35.75%
	1,800,000	3	643,500 Shares	35.75%
	1,900,000	1	679,000 Shares	35.74%
	2,000,000	9	715,000 Shares	35.75%
	2,100,000	2	750,000 Shares	35.71%
	2,200,000	1	786,500 Shares	35.75%
	2,500,000	2	893,500 Shares	35.74%
	2,800,000	1	1,001,000 Shares	35.75%
	3,000,000	1	1,072,500 Shares	35.75%
	3,800,000	1	1,358,500 Shares	35.75%
	4,000,000	1	1,430,000 Shares	35.75%
	5,000,000	5	1,787,500 Shares	35.75%
	6,000,000	1	2,145,000 Shares	35.75%
	6,500,000	1	2,324,000 Shares	35.75%

RESULTS OF APPLICATIONS MADE USING WHITE APPLICATION FORMS

The following are the identification document numbers (where supplied) of successful applicants using **WHITE** application forms and the number of Public Offer Shares conditionally allotted to them. Results for applicants who have *not provided* their identification document numbers are not shown.

Identification document number	Number of Public Offer Shares allotted	Identification document number	Number of Public Offer Shares allotted	Identification document number	Number of Public Offer Shares allotted	Identification document number	Number of Public Offer Shares allotted	Identification document number	Number of Public Offer Shares allotted	Identification document number	Number of Public Offer Shares allotted
10216962	15,000	A1309628	3,500	A2868701	3,000	A4114526	15,000	A5259080 Z2995299	2,000	A6574699	1,000
16285230	1,000	A1459034	21,500	A2903361	3,500	A4178818	3,000	A5268233	15,000	A6622006	1,000
16285230	1,500	A151308A	1,000	A2946648	2,000	A4207052	12,500	A5269205	15,000	A6655958	1,000
16285230	1,000	A1618760	12,500	A2972436	4,000	A4296845	1,500	A5331733	1,000	A6686977	3,500
16285230	1,500	A1637234	4,000	A2972444	4,000	A4362635	2,500	A5352986	3,000	A6687035	4,500
16285230	1,000	A1687614	2,000	A309212A	3,500	A4362643	3,000	A5355802	1,000	A6693515	4,500
16285230	1,500	A1711043	4,500	A312269A	2,000	A4373939	8,000	A5361071	9,500	A6716566	1,000
16285230	1,000	A1862475	6,500	A3127195	1,000	A4374587	8,000	A537811A	3,500	A6729129	2,000
16285230	1,500	A1862750	2,500	A3198416	2,500	A4428253	1,000	A5401898	3,500	A6750535	500
16285230	1,500	A1862769	2,500	A3202987	53,000	A4453746	1,500	A5420965	3,500	A6757637	3,500
16285230	1,000	A1881747	1,500	A3209558	1,500	A4456400	4,500	A5433129	17,500	A6761871	1,000
16285230	1,000	A1954779	2,500	A3212508	3,500	A4479737	1,500	A545407A	3,500	A6794370	8,000
16285230	1,500	A1981768	1,000	A3312111	3,500	A4490633	1,500	A5536831	500	A682458A	17,500
16285230	1,500	A2032638	1,000	A339875A	3,500	A4662191 A5674665	2,500	A5540693	4,000	A6839293	2,000
16285230	1,000	A2063525	2,000	A3411896	2,500	A4667835	6,500	A5716120	3,000	A6839668	3,500
17252404	8,000	A2079340	4,000	A3531778	5,500	A4674041	3,500	A5777480	2,000	A6849876	500
A0113487	4,500	A2114790	1,000	A3539787	41,000	A4674602	2,000	A5893316	1,000	A6859448	2,000
A0128123	3,000	A2134759	500	A3556266	4,500	A472068A	1,500	A5929752	28,000	A6860586	4,000
A0158898	3,500	A220708A	500	A3596764	5,000	A4725576	3,500	A5969304	3,500	A6877284	3,500
A0293361	3,500	A2228745	500	A361925A	1,500	A4799766	2,000	A5978966 A148408A	3,500	A6904729	4,500
A030794A A106613A	9,500	A2240346	3,500	A3629131	1,000	A4806118	3,500	A6007646	500	A6981251	500
A0322434	1,000	A2245607	3,500	A3636081	3,500	A4806509 E2653412	3,500	A6041429	6,500	A6999975	2,500
A0330046	2,000	A2267325	3,500	A3662503	4,500	A4807793	5,500	A6048970	3,500	A7004047	1,500
A034456A	3,500	A2282626	2,500	A3674641	4,500	A482745A	4,500	A6064348	2,500	A7021634	4,500
A0373888	15,000	A2290815	2,000	A3709100	3,500	A4850060	3,500	A6065271	2,000	A7027217	2,000
A0373950	3,500	A229294A	125,500	A3709119	3,000	A4860791	5,500	A607596A	3,500	A7029473	2,000
A039799A	2,000	A2309036	2,500	A375310A	2,000	A4919966 D2656028	3,500	A6203879	1,000	A7033233	4,500
A0542795	2,000	A2309044	2,000	A3775448	2,500	A4928035	8,000	A6234375	15,000	A7037859	5,500
A0579680	2,000	A2359459	2,000	A3826891	1,000	A4932482	1,000	A6298705	3,500	A7039525	2,000
A0586938	3,500	A2391107	2,500	A3850245	3,500	A4988828	4,500	A6300653	1,000	A7053374	3,500
A0657592	12,500	A2401692	1,000	A3936247	15,000	A5005534	4,500	A6311213	3,500	A7075386	8,000
A0737901	4,500	A2407631	6,500	A3936255	9,500	A5058565	1,000	A6325745	5,500	A7076218 D4343574	500
A0808949	3,500	A2539856	15,000	A3937480	3,500	A5094731	3,500	A6355628	2,500	A7081092	2,500
A0845186	3,500	A2553484	21,500	A399431A	28,000	A5180468	1,000	A6360699	2,500	A7083303	1,000
A0875182	4,500	A2569038	2,000	A3994794	1,000	A5180476	1,000	A6403274	4,500	A7088992	3,000
A0926798	3,500	A2689009	4,500	A4012340	2,500	A5196577	2,500	A642655A	1,000	A7119634	2,000
A093670A	2,000	A2775975	3,500	A4054949 E2471780	5,500	A5228754	2,000	A6517431	2,000	A7127203	3,500
A1023058	3,500	A2817422	4,500	A4067412	3,000			A6554329	3,500	A7145171	2,000
A127087A	5,500	A2820881	4,000	A4079801	2,500						

Identification document number	Number of Public Offer Shares allotted	Identification document number	Number of Public Offer Shares allotted	Identification document number	Number of Public Offer Shares allotted	Identification document number	Number of Public Offer Shares allotted	Identification document number	Number of Public Offer Shares allotted	Identification document number	Number of Public Offer Shares allotted
A7161665 D2187915	1,500	A8194419	2,000	A8711774	3,500	A9423292	3,500	B0077718	8,000	B2729739	2,500
A7246393	3,500	A8206220	5,000	A8721834 D5939578	4,500	A9430957	2,000	B0159773	4,500	B2744894	5,000
A7260779	4,000	A8211100	4,500	A873622A	3,500	A9473214	1,000	B0422172	3,000	B2768157	8,000
A7304237	3,500	A8215238	3,000	A8771297	6,500	A948111A	2,000	B0441118	4,000	B2806504	4,500
A7315832	3,500	A8222927	1,500	A8787916	3,500	A950702A	4,500	B0441606	4,500	B3013265	12,500
A7336813	3,500	A822833A	4,000	A8788734	4,500	A9511442	15,000	B0500467	2,500	B3047615	500
A7351278	2,500	A8258387	2,500	A8789323	2,000	A9515839	1,500	B0593902	1,000	B3061510	2,000
A7407826	4,500	A8314430	2,000	A8812082	8,000	A9519273	2,000	B0897766	3,500	B3083921	5,500
A7412803	2,000	A8322514	2,000	A8823661	3,500	A9524455	4,500	B0907583	2,500	B3318058	17,500
A7422965	2,500	A8324290	5,500	A8831702	2,000	A9535538	3,500	B0931018	3,500	B333990A	6,500
A7437997	3,500	A8362834	8,000	A8849024	4,500	A9555008	1,000	B0956576	3,500	B3341823	4,500
A7438608	3,500	A8379206	1,000	A885494A	9,500	A9567464	1,430,000	B1089671	4,000	B3616776	4,000
A7453615	5,500	A8385710	3,500	A8867790	1,500	A9588178	2,000	B1178097	2,000	B3623306	3,500
A7460697	3,500	A841608A	6,500	A8891632	3,500	A9595549	15,000	B126150A	2,500	B3648112	1,500
A7486459	9,500	A8424708	3,500	A8908845	8,000	A9595727	3,500	B132896A	1,500	B3699108 E3062957	3,500
A749866A	2,000	A8435785	2,000	A8953581	4,500	A9601727	2,000	B1373663	2,500	B3722029	8,000
A7503272	3,500	A8453066	500	A8957196	4,500	A962607A	2,000	B1485623	2,500	B3777575	4,000
A7530717	4,500	A8468128	3,500	A8958842	3,500	A9631871	1,000	B1506388	4,500	B3833211	1,500
A7565839	3,500	A8477151	3,500	A8964842	1,000	A9652070	4,500	B1509980	3,000	B3915676	3,500
A756672A	500	A847747A	3,500	A8990924	2,500	A9677189	15,000	B1537720	3,500	B4070912	4,500
A7566754	1,500	A8540430	3,500	A901967A	4,000	A9700369	2,000	B1537739	3,500	B4128961	3,500
A7590760	1,000	A8547486	3,000	A9027583	3,500	A9719191	2,000	B1764301 A6135636	1,000	B4139637	3,500
A7617170	3,500	A8547818	4,000	A9067267	2,000	A9730772	2,500	B178776A	2,000	B4154504	3,500
A7676673	3,500	A8570984	3,500	A9070691	8,000	A9761090	4,500	B210741A	1,000	B4170240	3,500
A7717175	3,500	A8579000	6,500	A907834A	2,000	A9784953	4,000	B2156941	2,000	B4189049	2,500
A7766621	12,500	A8581501	8,000	A9084277	6,500	A9786549	2,000	B2175288	3,500	B4194387	2,500
A7793130	1,000	A8604870	15,000	A9121970	3,500	A9790775	3,500	B2255850	2,000	B4255009	1,000
A7803373	2,500	A8623220	3,000	A912726A	15,000	A9800126	1,000	B2305475	3,000	B4255246	1,500
A7856493	3,500	A8624162	1,000	A9137125	2,000	A9810857	28,000	B230990A	2,000	B4350605	4,000
A7906350	3,500	A8628966	2,000	A914752A	3,500	A9815425	3,000	B2384839	1,500	B4408115 B4408123	4,500
A7929431	2,500	A8632726	5,500	A9147619	3,500	A9825730	3,500	B2384855	1,000	B4643998	1,500
A7931908	6,500	A8641628	2,000	A9225059	2,000	A9864027	1,500	B2437711	1,000	B4659266	2,500
A7949785	4,500	A8655262	1,000	A9259301	3,500	A9866887	3,500	B2491686	2,500	B4710571	3,500
A8048439	8,000	A8659020	500	A9261195	4,000	A9874448	4,500	B2543805 E444179A	3,500	B4977462	15,000
A8132839	1,500	A866010A	3,500	A9268882	3,500	A9875282	4,500	B2566066	1,000	B5013769	3,500
A8144136	3,500	A8666973	4,000	A9270275	4,000	A9877781	2,000	B2661700	3,500	B5013785	4,500
A8147887	4,500	A8681476	2,000	A9290144	4,500	A9886454	1,000	B2721452	3,500	B5026577	2,000
A8148301	3,500	A8706444	3,500	A935083A	21,500	A992092A	1,500	B2721460	3,500	B5040618	3,500
A8186351	2,000	A870848A	8,000	A9393601	3,500	A9933290	17,500				

Identification document number	Number of Public Offer Shares allotted	Identification document number	Number of Public Offer Shares allotted	Identification document number	Number of Public Offer Shares allotted	Identification document number	Number of Public Offer Shares allotted	Identification document number	Number of Public Offer Shares allotted	Identification document number	Number of Public Offer Shares allotted	Identification document number	Number of Public Offer Shares allotted	Identification document number	Number of Public Offer Shares allotted	Identification document number	Number of Public Offer Shares allotted	Identification document number	Number of Public Offer Shares allotted	Identification document number	Number of Public Offer Shares allotted	Identification document number	Number of Public Offer Shares allotted
B5084526	3,500	C4099077	4,000	D0857018	4,500	D3763103	2,000	D6984518	1,500	E3810589	2,000	E8400176	3,500	G2536322	3,500	G6621243	3,500	K0141879	500	K4455142	3,500	P0538381	5,500
B5136046	2,500	C4112057	3,500	D0873307	3,500	D3774911	1,000	D6997121	4,000	E3817443	2,500	E8453385 D2869285	3,500	G2542985	2,500	G6706087	2,000	K0178691	3,500	K4455568	4,500	P0560263	2,000
B5143328	3,500	C411811A	4,500	D0876810	12,500	D3783937	4,500	D7005793	500	E3823969	3,000	E8493239	9,500	G255794A	4,500	G6709086	500	K0180238	2,000	K4474171	2,000	P056272A	1,000
B5184946	2,000	C4140417	500	D0887162	6,000	D380604A	78,000	D7007796	1,500	E3827481	1,500	E8493786	2,000	G2566213	1,500	G676866A	4,000	K0198846	1,500	K4481038	12,500	P0939971	1,000
B5188461	3,500	C4175172	1,000	D0938921	5,500	D3816673	3,000	D704831A	2,000	E3942957	1,000	E8493964	3,000	G259778A	3,500	G6777405	2,500	K0209007	1,000	K4524551	1,500	P1036045	2,000
B5678035	3,500	C4191984	3,500	D0942252	2,000	D3817785	1,000	D7066172	3,500	E3944348	5,500	E8560777	8,000	G2649798	3,500	G6784053	5,000	K0303577	4,000	K4594630	1,500	P1087464	2,500
B5708937	3,500	C4194045	2,500	D0975649	3,500	D3848303	1,000	D7073330	3,000	E3946898	3,500	E8594930	1,000	G2655704	3,000	G679167A	2,000	K0328537	3,500	K4651189	1,500	P1087499	2,000
B5713094	5,000	C4213252	2,500	D099211A	3,000	D3876943	9,500	D7503726	4,000	E3948246	3,000	E8598669	1,000	G266990A	1,500	G6803147	3,500	K0345881	1,000	K4735323	1,500	P1356546	6,500
B571483A	15,000	C4294686	1,500	D0992578	2,500	D3903460	1,500	D7515821	500	E4154189	3,000	E8623418	1,500	G2675047	2,500	G6815447	1,000	K036447	2,000	K4735986	2,000	P1534525	3,500
B5727141 E2110478	2,000	C430505A	4,000	D105301A	2,000	D3905609	3,500	D7517808	3,500	E4185963	1,000	E8640088	2,500	G269081A	1,500	G6825299	2,000	K0484687	1,000	K4755464	1,000	P1877996	1,500
B5800078	3,500	C4329439	2,500	D1064445	2,000	D3917763	1,500	D7528281	2,500	E4308216	4,500	E8641602	3,500	G2715065	5,000	G6827178	4,000	K0509523	9,500	K4759311	2,500	P2040941	3,500
B5804065	3,500	C4370218	1,000	D1128214	1,500	D3932622	2,500	D8030802	3,500	E4329035	1,000	E8669973	3,000	G2728736	500	G6836328	5,000	K0571660	2,500	K4773586	1,500	P2103382	2,500
B5857010	6,500	C4403507	3,500	D1168623	465,000	D3965369	4,500	D8105953	4,500	E4384028	2,500	E8689575	3,500	G2805285	2,500	G6851672	3,000	K0577707	5,000	K4795008	1,500	P2282015	2,000
B6048663	15,000	C4411046	1,000	D1170946	6,500	D3976425	17,500	D8109266	1,000	E4417007	500	E8698833	1,500	G2811250	1,000	G6870995	1,000	K0615501	1,500	K4818245	2,000	P2310515	2,500
B6121824	4,500	C4436626	4,500	D1202708	4,500	D4021615	1,000	D8162728	1,000	E4430232	3,500	E8718087	1,000	G2838590	1,500	G6885488	12,500	K0616575	500	K4823842	2,000	P2484467	3,000
B6215381	41,000	C4442588	1,000	D1211464	4,000	D4069006	3,500	D8165174	3,500	E4463270	5,500	E8722424	2,000	G2846399	1,500	G6907775	3,000	K0637327	5,500	K4831772	4,000	P2574563	2,000
B6248352	12,500	C446820A	4,500	D1295498	1,000	D4069197	1,000	D819882A	3,500	E4484847	1,500	E873709A	3,500	G2855991	1,500	G6954633	17,500	K0666556	1,000	K4884175	3,000	P2580628	4,500
B625431A	3,000	C4503390	1,000	D130294A	3,000	D4105029	2,000	D8199443	4,500	E4491371	6,500	E8748482	1,500	G2877049	1,000	G6980359	2,500	K0692042 K848855A	1,000	K4890493	4,500	P2724115	2,000
B6256541	4,500	C4504931	1,500	D1366220	1,500	D4111673	3,500	D8226378	1,500	E4651344	3,000	E8771905	3,000	G2893702	12,500	G699094A	1,500	K0702404	2,500	K4899482	1,500	P280125A	1,000
B6568837	5,500	C452049A	2,500	D1390202	1,500	D4121601	3,500	D8284025	500	E466036A	4,500	E8806318	4,500	G2903007	3,000	G7004418	4,000	K0718920	3,500	K4937201	3,500	P2810291	3,500
B6577666	4,000	C4545336	4,000	D1396502	4,500	D4151624	2,500	D8329541	2,500	E4687489	4,500	E8840818	2,000	G3001651	3,500	G7038991	21,500	K0727148	1,000	K4948599	1,500	P2906337	3,500
B6602733	1,000	C4558535	12,500	D1407474	3,500	D4181868	2,500	D8335312	500	E468997A	2,500	E887013A	15,000	G3007013	2,000	G7043812	1,500	K0728845	1,500	K4950402	500	P314502A	5,000
B6795507	2,000	C458532A	2,500	D1410351	3,500	D4222645	2,500	D8361550	3,500	E4697530	3,500	E8979557	1,000	G3041181	2,500	G7067886	1,500	K0806552	1,000	K4958977	2,500	P3748328	1,000
B6878631	4,500	C4589031	3,500	D1489853	1,500	D4249160	4,500	D8399965	1,500	E4721210	5,500	E9019018	3,500	G3052736	1,000	G7077393	4,500	K0812854	2,000	K4987764	3,500	P3971620	12,500
B699058A	1,500	C4589929	3,500	D1512774	3,500	D4293011	3,500	D8401862	4,000	E4731704	2,500	E901959A	4,500	G3053902	3,000	G7085264	3,500	K083713A	3,500	K4994485	1,500	P4107245	4,500
B7046079	4,500	C4597611	1,000	D1562992	1,000	D4327366	1,500	D849240A	4,000	E4744636	2,500	E9043318	5,000	G3087831	1,500	G7086759	2,000	K0841056	3,000	K5027403	3,500	P4211093	9,500
B7085481	3,500	C4612122	4,500	D1577388	5,500	D4343760	3,500	D8496677	1,000	E475397A	4,000	E9059044	3,000	G3107107	8,000	G709218A	1,000	K0876283	2,500	K5032571	1,000	P4377285	1,000
B7186431	3,000	C464279A	2,000	D158256A D420471A	2,000	D4355246	3,500	D8497592	1,500	E4932580	3,500	E9101148	1,000	G3343072	4,500	G7097629	2,000	K0896837	1,000	K5037603	1,000	P4395453	9,500
B7261492	3,500	C4652841	2,000	D158354A	2,000	D4386532	9,500	D8544507	1,500	E4943493	66,000	E9101865	3,000	G3388165	3,500	G7159446	1,500	K089835A	1,000	K5041295	1,500	P4643392	4,000
B7264181	3,000	C4657347	1,500	D1599365	1,000	D4399596	5,500	D8592161 A2977217	1,000	E4964857	3,500	E9103205	1,500	G3451142	2,500	G7172205	2,500	K0912921	1,000	K5078180	2,000	P4700493	3,500
B7268306	6,500	C473984A	1,500	D1609093	3,000	D4400934	2,500	D8598399	1,500	E5010326	2,000	E9142596	2,000	G3478628	3,500	G8011787	1,500	K0938041	2,500	K5092094	2,500	P4737788	4,500
B7328414	4,500	C4743936	500	D1612523	21,500	D4428901	500	D8602531	2,000	E5010717	1,500	E9175265	1,000	G3530115	2,000	G8053056	2,500	K0988642	2,000	K5216370	3,500	P4900743	2,000
B7348369	8,000	C4767975	6,500	D164221A	66,000	D4433581	500	E009842A	500	E5018262	2,500	E9182229	1,500	G3562521	2,000	G8058112	6,500	K1036734	1,500	K5229367	2,000	P4935911	1,500
B7456536	12,500	C4771646	2,000	D1645855	3,000	D4477279	3,500	E0179489 B9260736	3,500	E5023274	4,500	E9219734	3,500	G3594946	6,500	G8087546	4,500	K1073443	3,500	K5233526	1,000	P4966744 G6416887	2,500
B7468607	4,500	C4781110	2,000	D1677897	1,000	D4483813	3,500	E0223844	15,000	E5057918	1,000	E936369A	3,500	G362246A	3,500	G8129931	1,000	K1091557	3,500	K5236371	1,500	P5297348	4,500
B7468615	2,500	C482572A	4,500	D1698738	5,000	D4503342	1,500	E0251587	3,500	E5172431	3,500	E9454598	1,500	G3632864	2,000	G8135222	1,500	K1115219	1,500	K528774A	1,000	P5583792	4,000
B7558088	9,500	C4850635	5,000	D1702697	3,500	D4601700	3,500	E0328433	3,500	E5175236	2,500	E9459913	1,000	G3644854	3,500	G8143861	3,500	K1129376	1,500	K529634A	1,000	P5996957	3,500
B7577589	6,500	C4857133	2,500	D1783786	3,500	D4606591	6,500	E0378686	5,500	E5248942	3,500	E947050A	2,000	G3651540	3,500	G8160405	500	K1139916	500	K5433215	500	P6270496	4,500
B7683397	5,000	C4857311	2,500	D1824873	5,500	D4643942	1,500	E0394878	5,500	E5292275	2,000	E9530839	1,000	G3686417 R1991654	1,000	G8163471	3,500	K1143131	2,000	K5446627	1,500	P6517475	2,500
B7686485	3,000	C4858830	4,500	D1828577	5,000	D4650973	1,500	E0421859	4,500	E5338674	3,500	E9636513	2,500	G3803812	1,500	G8170451	2,000	K1152289	2,500	K5450675	1,500	P684686A	1,500
B7686493	2,500	C4887423	1,000	D1849868	3,000	D4653182	8,000	E0425633	2,000	E5412890	4,500	E9640650	3,500	G3825778	1,500	G8174368	4,500	K1158384	500	K5460085	500	P716617A	1,000
B7755282	3,500	C492647A	1,000	D1854012	1,000	D4667892	3,500	E0430564	3,000	E5443397	3,500	E9656328	12,500	G3833371	1,000	G8182751	2,500	K1165178	3,500	K5495261	9,500	P7401454	3,000
B7755290	2,500	C4962107	1,000	D1856651	3,500	D4710593	1,000	E0440470	1,500	E5459315	5,000	E9680555	2,500	G3856606	3,000	G8186684	3,500	K122266A	3,500	K5540445	500	P7675562	3,500
B776706A	3,500	C4965939	2,500	D1858425	6,000	D4725019	2,000	E0540289	6,500	E5516025	8,000	E9686944	15,000	G3868574	2,500	G820464A	3,500	K1265881	1,500	K5569133	2,000	P7940061	1,000
B7796043	3,500	C5031735	1,000	D1896343	1,000	D4758405	3,500	E0574086	2,500	E5570542	3,500	E9692855	500	G3872121	1,000	G8234662	1,500	K1283480	1,500	K5569249	2,000	P8118950	2,500
B7799352	3,500	C5041196	2,000	D1903331	1,500	D476295A	2,000	E0625675	1,000	E5574556	1,000	E9715375	3,000	G3876461	12,500	G9008836	4,000	K1318446	500	K5650186	1,000	P8676767	3,500
B7948064	1,500	C5045442	9,500	D192519A	3,500	D4806515	5,500	E0637827	3,500	E5628974	3,500	E9738863	2,000	G3877085	4,500	G9012817	500	K1371312	2,000	K5757894	1,500	P9155523	1,000
B7958892	3,500	C5079363	2,000	D1927443	4,500	D4861591	2,000	E0637835	3,500	E5637582	15,000	E9739657	1,500	G3888885	8,000	G9016308	3,500	K1375245	1,000	K5759986	500	P9191635	2,000
B8005686	4,000	C5104945	2,000	D1951441	1,500	D4907508	28,000	E0661035	4,000	E5641245	3,500	E9771860	8,000	G3894605	3,000	G9016367	2,500	K1393871	1,000	K5802784	2,500	P9729341	2,000
B8122194	3,500	C5129891	3,500	D1963512	2,500	D4909918	2,000	E0661957	3,500	E5672663	3,500	E9774916 D0750949	3,500	G3905674	4,500	G9041310	2,000	K1429469	1,500	K5859808	3,500	R0069891	5,000
B8271777 D0269469	17,500	C5210664	5,000	D1974131	1,000	D4913303	9,500	E0698419	1,000	E5687474	3,500	E9799307	2,500	G3947857	1,000	H0092713	8,000	K1437437	3,000	K5867991	2,000	R0765898	3,000
B831333A	3,500	C5233427	1,500	D2003040	2,500	D4933096	2,000	E0732412	21,500	E5708862	6,000	E9800844	2,000	G399894A	4,000	H012299A	1,500	K1449893	2,500	K5885442	1,000	R0795533	1,500
B8627237	2,500	C5292024	8,000	D2032377	4,500	D4977948	4,500	E0824252	15,000	E5768431	2,000	E9803614	3,000	G4032224	2,000	H0274382	3,500	K1454447	4,000	K5970725	2,000	R086232A	1,500
B865966A	5,500	C5327588	1,500	D2049369	15,000	D500711A	3,500	E0939645	1,500	E5780814	6,500	E9815043	2,000	G4032445	3,500	H0297234 H0297226	4,500	K1497766	1,000	K6011063	500	R1183663	3,500
B8661508	6,500	C5343419	3,500	D207004A	1,000	D5018758	1,000	E1019590	4,500	E5781411	3,500	E9955171	2,500	G4043242	2,000	H0417094	2,000	K1509810	3,500	K6035191	500	R150379A	3,500
B8703146	12,500	C5394692	2,000	D2082099	1,000	D5036594	5,500	E1067366	2,500	E5897215	3,500	G0125872	1,000	G4063464	1,000	H0417116	1,000	K1586211	3,500	K6056989	2,000	V0005886	3,500
B8789199	8,000	C5398531	3,000	D2083575	2,000	D5065675	5,500	E1091143	1,500	E5916031	4,500	G0145180	4,500	G4075365	1,000	H0482295	6,500	K1644920	1,500	K6091148	5,000	V0036994	4,000
B8804317	2,500	C5456396	500	D2098955	1,000	D5071160	1,000	E1099314	3,500	E5917429	4,500	G0156956	1,000	G4122444	3,500	H0572162	4,000	K1668676	3,500	K6120237	2,000	V008557A	1,000
B8804910	4,000	C5476141	1,500	D2133947	3,500	D5074062	1,000	E1149028	3,000	E5931960	2,000	G0188211	3,500	G4208055	3,000	H0705405	2,500	K1697501	5,000	K6121411	1,000	V0095273	1,000
B8823850	4,500	C5485612	3,500	D2156025	1,000	D5077320	1,500	E1158132	5,500	E5951287	2,000	G019453A	1,500	G421800A	3,500	H0868452	2,000	K1781642	2,000	K6146341	1,000	V0122475	1,000
B8963601	3,500	C5509104	28,000	D2173337	2,000	D5106584	28,000	E1219271	5,500	E5965458	3,500	G0216606	1,000	G4251554	3,000	H1062702	8,000	K1806955	1,500	K6146368	1,000	V0123295	3,500
B9051215	572,000	C5595728	5,500	D2206391	3,500	D5146004	1,500	E1231719	3,500	E5981690	5,500	G0247331	12,500	G4285718	3,500	H111690A	2,500	K1859781	1,000	K6147186	2,000	V0126810	2,500
B9120217	4,000	C5595825	5,500	D2258073	1,000	D5155543	2,000	E124411A E3293266	3,500	E5991408	1,000	G0284431	4,500	G4292153	1,000	H1462603	3,500	K1870432	4,500	K6206611	1,000	V0158208	4,500
B9167272	8,000	C5653035	9,500	D2271687	9,500	D5156360	3,500	E1253038	3,500	E6011938	3,500	G0290571	2,000	G4348450	1,000	H146536A	1,000	K1904841	1,500	K6224326	500	V018327A	1,000
B9177421	3,500	C5660813	6,500	D2273013	4,000	D5156379	15,000	E1296705	2,500	E6073410	3,500	G029951A	3,500	G4384643	2,000	H1465645	15,000	K1905627	500	K6272932	3,000	V0208205	1,000
B9304024	4,500	C5675071	3,500	D228161A	2,000	D515984A	2,500	E1303353	3,500	E6121121	8,000	G0330581	1,500	G4405160	15,000	H1535139	2,000	K1948628	2,500	K6282040	3,500	V0208418	1,000
B9349656	3,500	C5680547	3,500	D2293863	3,500	D5176256	1,500	E1353725	3,500	E6201974	4,500	G035863A	500	G447040A	5,000	H3010041	2,500	K1963619	500	K6376282	500	V021423A	2,000
B9349966	5,500	C5682973	500	D2310555	8,000	D5202869	2,500	E1389509	2,500	E6281390	4,500	G0425396	1,500	G4486845	2,000	H3041168	3,500	K1990748	1,500	K6396666	2,000	V027559A	2,000
B9408121	1,000	C5780800	1,500	D2322499	2,500	D5213003	1,000	E1431270	5,500	E6303238A	500	G0434336	3,000	G4498045	2,500	H3045031	1,500	K2034182	1,000	K6509215	2,000	V0276731	4,500
B947724A	1,500	C5785896	1,500	D2323835	2,500	D5219230	2,000	E1467933	2,500	E630613A	1,000	G0472823	15,000	G4507648	8,000	H3064222	6,500	K2113694	1,500	K6520200	2,000	V0339482	1,000
B9523753	1,000	C5823178	1,000	D2340330	2,500	D5227373	9,500	E1470284	2,000	E6328192	5,500	G0480397	3,000	G4509543	2,500	H3113223	2,000	K2117568	4,000	K6734391	1,500	V0356778	3,000
B9540712	2,500	C5824492	2,500	D235384A	3,000	D5235368	3,500	E1512297	3,000	E6329342	2,500	G0494495	3,500	G4514083	4,500	H3132759	4,500	K2130718	5,500	K6866093	2,500	V0408409	2,000
B9550513	3,500	C5868686	2,500	D2354560	9,500	D5259879	500	E1553597	3,500	E6334982	2,000	G0540276	3,500	G4573675	4,000	H3156917	3,500	K2140772	500	K6868185	500	V0479780	1,000
B9592232	500	C5872705	2,500	D2386918	3,500	D5283397	3,500	E1571803	4,500	E6344287	2,000	G0568243	1,500	G4596357	2,500	H3189564	3,500	K2147149	1,000	K6957234	3,500	V0564915	1,500
B9616522	8,000	C5912928 G6479870	2,500	D2388082	3,500	D5333335	1,000	E1637553	500	E6502672	3,500	G0579970	3,500	G4607723	6,500	H3210849	500	K2185377	1,500	K706263A	2,000	XA1074765	4,500
B9645743	8,000	C597169A	1,500	D2412498	4,000	D5351732	9,500			E6547145	3,500	G058513A	3,500	G4612077	500	H3211489	4,500	K219094A	3,500	K716078A	2,000	XB1438182	2,500
		C598920A	3,500	[illegible]	1,500	D5370141	9,500			E6553358	2,000									K7224222	2,000		

B9905575	
E042694A	2,000
C0185130	5,500
C0692296	3,000
C0732174	4,500
C0781922	21,500
C0858720	1,500
C0874386	6,500
C0975565	1,000
C1178502	2,000
C1303153	15,000
C1376426	8,000
C1425283	8,000
C1485774	3,000
C1485782	3,000
C2156871	1,500
C2159803	2,000
C2210108	2,000
C2251009	3,500
C2287917	1,500
C2348788	3,500
C2371667	2,000
C2435665	2,500
C2452713	1,000
C2555857	3,500
C2575513	3,500
C2619561	2,500
C2683545	1,500
C2704402	2,000
C2796420	3,000
C2800479	2,500
C2806647	5,000
C2853831	4,000
C286938A	4,500
C296028A	21,500
C2982402	3,500
C2984537	2,000
C2987439	15,000
C3020345	3,500
C3020523	2,000
C3049130	1,000
C3096422	5,500
C3152489	6,000
C3238200	2,000
C3251096	3,500
C325768A	1,500
C329206A	4,500
C3333149	1,500
C3333211	3,000
C3342466	3,000
C3394423	4,500
C3457107	2,000
C3465649	2,500
C3513376	1,500
C3526486	1,000
C3659621	
C2461615	3,500
C3702594	4,500
C3722595	3,500
C3737711	2,000
C3759693	3,500
C3762082	1,500
C3773963	1,500
C3886288	12,500
C395089A	1,000
C3959013	3,000
C4016511	6,500
C4019340	5,500
C4051058	3,500
C4076328	2,500
C4086587	2,000
C6026158	1,000
C6027197	1,000
C6121886	4,500
C6190586	1,500
C6265209	1,500
C6275522	4,500
C6282154	2,500
C6307882	1,000
C6315273	1,000
C6369187	5,500
C6377082	1,000
C6399035	2,500
C6405701	2,000
C6429007	1,500
C6429473	1,000
C6460427	2,000
C6485047	2,000
C6488933	500
C6494356	500
C6499005	500
C6500224	2,000
C6505218	1,500
C6527718	2,500
C6549851	1,500
C6553735	4,500
C6581925	1,000
C6585572	4,500
C6705721	3,500
C6735892	500
D0034143	2,500
D0051781	6,500
D0056287	3,500
D006350A	1,000
D0074374	2,000
D0088766	5,500
D010317A	1,500
D0147339	500
D0167402	6,000
D0203123	2,000
D0239047	2,500
D0248399	2,500
D0316823	3,500
D0364100	3,500
D0366235	2,000
D0372340	9,500
D0391353	4,000
D0398838	4,500
D0409147	3,500
D0425398	3,000
D0441148	3,500
D0462471	2,000
D0475905	3,500
D0480585	3,500
D050560A	2,500
D0530752	2,500
D0541118	4,500
D0552101	4,000
D0556042	3,500
D0572501	3,500
D0590348	3,500
D0631095	2,500
D065897A	500
D0680932	5,000
D0682358	4,500
D0685810	2,000
D0692655	4,500
D0720829	2,000
D0791157	3,500
D0815307	3,500
D0829979	2,000
[illegible]	4,000
D2485363	3,500
D2485916	2,000
D2509831	3,500
D255294A	1,000
D2566797	1,500
D2571839	2,500
D2580013	1,000
D2580021	2,500
D2584442	2,500
D2595282	1,500
D2602157	1,500
D2611288	1,500
D2623839	3,500
D2672139	1,000
D2682959	2,000
D2689074	28,000
D2702038	2,000
D2736498	3,500
D2739470	500
D2741033	2,500
D2746124	1,500
D2761778	1,500
D2813514	6,500
D2818818	3,500
D2824044	3,500
D2839645	4,000
D2852684	1,500
D2859298	9,500
D2874874	3,500
D2895146	2,500
D2911575	3,000
D2914361	500
D2914604	500
D2921856	3,500
D2930065	3,500
D293091A	4,000
D2933420	4,500
D2962951	2,500
D298811A	1,500
D3103421	5,000
D3121268	3,500
D3133924	4,000
D3181082	1,000
D3293336	1,000
D3294618	4,000
D3301428	2,500
D3315089	4,500
D3327060	3,500
D3391257	17,500
D3397158	5,000
D3425739	3,000
D3438474	500
D3462367	2,500
D3503829	3,500
D3504493	1,000
D350485A	1,500
D3511198	1,500
D3511503	5,000
D3511929	500
D3514227	2,000
D3535054	2,500
D3538770	3,500
D3586813	2,000
D3586821	2,000
D359820A	1,500
D3605397	1,500
D3606849	500
D3678513	3,000
D3683061	8,000
D371515A	2,000
D5430462	2,000
D5443785	500
D5471614	3,500
D547558A	3,500
D5531315	4,000
D5540810	1,000
D554784A	500
D5561257	1,000
D5598282	12,500
D5627207	4,000
D5638551	3,500
D5644845	1,000
D5650306	3,000
D5676925	2,500
D5690766	2,000
D5700907	1,500
D5711399	4,500
D5711402	6,500
D5761175	1,500
D5779279	3,500
D5812616	2,500
D5827095	2,000
D5827362	3,500
D5830665	3,500
D5857571	3,500
D586201A	2,000
D5871094	1,000
D5881308	2,500
D5910235	2,000
D5931100	8,000
D5936579	4,000
D5990514	1,000
D6010912	3,500
D6035761	3,500
D6169075	3,500
D6173102	2,000
D6207805	2,500
D623036A	3,000
D6237798	3,500
D6283641	4,000
D6287779	2,000
D629189A	1,000
D631072A	2,500
D6326642	500
D6347445	2,000
D6377409	500
D6404007	28,000
D6425152	4,500
D6464492	3,500
D6472258	3,500
D6483411	3,500
D6484922	1,000
D6512160	1,000
D6590676	3,500
D6629408	3,500
D664606A	3,500
D6670998	2,500
D6684131	4,500
D6745157	3,500
D6773754	3,500
D6788026	6,500
D6792724	2,000
D6850899	2,500
D6879676	6,500
D6923381	15,000
D6930833	15,000
D6942521	4,000
D6953647	9,500
D6960643	500
D6968857	1,000
D6978097	2,500
E1666707	8,000
E1677784	4,000
E1808587	3,500
E1812479	1,500
E1820811	3,500
E1828243	3,000
E1834286	21,500
E1896931	3,500
E1912600	15,000
E194541A	3,500
E1957868	3,500
E1974835	3,000
E1982749	2,500
E198587A	2,500
E201052A	3,500
E203125A	6,500
E2038599	1,500
E2098540	9,500
E2141772	4,500
E2335275	8,000
E2348024	7,500
E2414736	1,500
E2423131	3,500
E2537501	2,500
E260828A	3,500
E2617289	4,000
E262899A	15,000
E2639134	4,500
E2652505	6,500
E267181A	2,000
E2713415	2,000
E2742822	12,500
E2759482	66,000
E2777391	5,500
E277807A	1,500
E2786765	2,000
E2910717	3,000
E2914844	2,000
E3017056	2,500
E3043383	2,000
E3069307	2,500
E3087615	3,000
E3144465	2,000
E3188268	2,000
E3213009	1,500
E3233514	1,500
E3302958	500
E3305566	2,500
E3325060	2,000
E3328671	8,000
E3332679	2,500
E334393A	4,000
E3384776	1,500
E3385268	3,500
E3390970	3,500
E341358A	2,000
E3424123	4,000
E3434609	2,500
E3487893	3,500
E3492099	4,500
E3510089	21,500
E351047A	5,000
E3532740	3,500
E3543238	2,500
E3558898	4,000
E3605748	2,500
E3725476	1,500
E3749847	1,500
E3773780	2,500
E3783859	2,000
E3796586	4,500
E6556950	4,500
E6609108	53,000
E6658907	6,500
E6681216	2,000
E6757786	2,500
E6768362	3,500
E6843224	1,500
E6867646	3,000
E6935625	2,500
E6976100	15,000
E7013837	1,000
E7038937	4,500
E7051534	3,500
E7114188	5,000
E7141754	3,500
E7151377	3,500
E7158096	3,500
E7214034	2,000
E7214786	3,500
E7238316	3,500
E7257914	2,500
E7264759	1,000
E728928A	4,500
E7313199	1,000
E7326703	1,500
E7408963	500
E7448981	6,500
E7454744	3,500
E7472254	5,500
E7481032	4,500
E7498989	4,500
E7559775	4,500
E756406A	1,000
E7598827	2,500
E7601798	2,000
E7609020	3,000
E7638470	28,000
E7643547	2,000
E764645	3,500
E7700923	4,500
E7739064	1,500
E778745A	4,000
E7803854	6,000
E7854726	1,500
E7882088	3,500
E7902593	3,500
E7943710	9,500
E7947325	1,000
E7948011	500
E7961522	2,000
E8003800	3,500
E8061037	3,500
E8067272	4,500
E808956A	1,000
E8097333	4,500
E8109919	1,500
E8116060	3,500
E811839A	3,500
E8128352	3,500
E813591A	8,000
E8156240	2,000
E8171363	1,000
E8202439	4,500
E8210547	4,500
E8234381	1,500
E8275282	1,500
E8317597	4,500
E8326766	500
E8361782	5,500
E8382933	9,500
E8396004	4,000
G06682361	1,500
G0672911	2,500
G0690723	5,500
G0710325	1,500
G0713219	2,500
G0718229	2,500
G0732345	2,500
G0739346	1,500
G0745625	3,500
G0791724	4,000
G084772A	2,500
G0937117	1,500
G0942765	3,000
G0945292	12,500
G1001541	4,500
G102834A	2,500
G1029699	4,000
G1058370	2,500
G1090223	3,500
G1187227	4,500
G1190783	6,500
G123070A	500
G1265880	2,000
G1274081	4,500
G1346228	3,000
G1404287	2,000
G1405364	6,500
G1415726	6,500
G1429107	500
G1440356	2,000
G1441719	2,500
G1444920	1,500
G1449930	1,000
G1461825	3,500
G1494456	500
G152715A	12,500
G1590153	21,500
G1667652	1,500
G1728708	2,000
G1739440	3,500
G1743987	2,000
G183866A	3,500
G1866426	4,000
G1905804	1,500
G191790A	4,500
G1921230	2,500
G1939164	2,500
G1945466	3,500
G1981047	1,000
G1992227	1,500
G2040432	1,000
G205705A	3,500
G2110511	4,500
G2113146	1,500
G2118040	3,000
G213741A	3,500
G2222387	1,000
G2290145	2,000
G2327669	3,500
G2348585	
C5705493	6,500
G2381590	3,500
G2414006	15,000
G2416157	3,500
G2416807	3,500
G246030A	3,000
G2462450	1,000
G2472502	5,500
G2483814	3,000
G2523867	1,500
G2531355	2,000
G4625012	3,500
G4635506	2,000
G470639A	1,500
G4737503	1,000
G4769588	6,000
G4835114	6,500
G4835491	500
G4838202	2,000
G4865137	2,500
G4877941	1,500
G5037467	4,000
G5089874	3,500
G5138964	3,500
G5144034	6,000
G515269A	1,000
G5230720	2,000
G5246716	1,000
G5253747	2,500
G5272679	4,500
G5303876	3,500
G536557A	1,000
G5369311	2,000
G5376709	125,500
G5405717	21,500
G546926A	1,000
G5511541	4,500
G551236A	1,000
G5515768	4,500
G5518716	2,500
G5546906	2,500
G5551934	6,500
G5555921	1,000
G5570300	2,000
G5663007	2,500
G5670291	4,500
G5723913	2,000
G5805154	5,500
G5815664	3,500
G5857685	6,500
G5895226	2,500
G5922789	3,000
G5995026	2,000
G6012263	1,000
G6020134	4,000
G6024253	1,500
G6025020	2,000
G6082156	4,500
G6090345	4,000
G6118959	3,500
G6133583	9,500
G6135411	2,500
G6161676	1,000
G6176746	1,000
G6242420	4,000
G6256278	2,000
G6283321	1,500
G6291480	3,500
G6297969	9,500
G6299562	2,000
G6315401	2,000
G632737A	4,000
G6332632	1,500
G6359573	12,500
G638951A	4,500
G6396363	2,500
G6412873	4,500
G6489450	1,000
G6534227	2,000
G6537870	2,500
G6573826	3,500
G6604403	1,000
H3224939	
K1380427	21,500
H322937A	3,500
H3230777	3,500
H3242082	6,500
H3246517	4,500
H3283293	2,500
H3286721	2,000
H3312129	4,000
H3416293	2,000
H3449221	5,500
H3473645	3,500
H3483101	4,500
H3523936	1,500
H3541594	3,500
H3574476	3,000
H3590439	12,500
H3592881	3,500
H3613919	3,500
H3625704	3,500
H3628657	4,000
H3652353	1,500
H3699120	3,500
H3709894	3,500
H3720766	3,500
H3728430	3,500
H3756043	6,500
H3875360	3,500
H3890513	3,500
H3897070	1,500
H3913300	8,000
H3913645	5,500
H391868A	1,500
H3960430	3,500
H4061162	3,500
H4061170	4,000
H4187204	3,500
H419068A	2,000
H4252693	4,500
H4262346	3,500
H4273348	2,500
H4275464	500
H4295341	4,500
H4317981	3,500
H4338350	3,500
H4370254	2,500
H4464984	2,500
H4483636	1,500
H4513020	1,000
H4528303	3,500
H457691A	2,000
H4585285	3,000
H4588659	500
H4690984	1,500
H4691670	3,000
H4713488	500
H4765135	3,500
H4788860	2,000
H4790288	
B8916506	3,500
H4812362	3,500
H4814349	2,000
H4834986	2,000
K0014958	1,000
K001737A	3,500
K0021202	3,500
K0024236	3,500
K0033286	3,500
K0057436	1,500
K0065358	4,000
K0077461	3,500
K013581A	2,500
K2261006	2,000
K2262150	3,500
K2266083	1,000
K2276658	2,000
K2428547	5,000
K2437821	1,000
K2438038	2,000
K2519240	2,500
K2546949	5,500
K2576988	500
K2592312	
C6132489	3,500
K2601710	3,000
K2614510	2,500
K2636174	6,000
K2638738	2,000
K2671812	500
K2677407	4,500
K2714043	2,000
K2736187	2,000
K2740826	1,000
K2778378	4,500
K2792877	2,000
K2849739	3,000
K2974584	1,787,500
K2976420	1,500
K2986582	3,500
K3010325	1,500
K3067866	1,500
K3078566	3,500
K3094723	5,000
K3108163	3,500
K312181A	2,500
K3150267	2,000
K3197751	1,000
K3199010	2,500
K3205495	3,500
K3354490	1,500
K3404188	1,000
K3430219	78,000
K3492931	1,500
K3507319	3,500
K3527522	1,500
K3540456	2,000
K3544184	1,000
K3556271	500
K3581160	3,500
K3593754	3,000
K3621960	1,500
K3644863	2,000
K3676544	1,000
K3690431	500
K3694739	2,000
K3710661	2,000
K3714152	2,500
K372848A	1,000
K3729087	2,000
K3738574	1,000
K3791394	1,500
K3862836	3,500
K3876144	2,000
K3878058	1,000
K388399A	1,000
K3885208	2,500
K3980545	3,500
K4057201	1,000
K4091094	3,500
K412362A	4,000
K4165179	1,500
K4177983	1,000
K4209184	2,000
K4371399	1,000
K7296088	3,500
K7396600	1,000
K7516215	2,000
K7560354	2,000
K7574126	2,000
K7591462	1,500
K7603967	1,000
K7625286	1,500
K7664079	4,000
K7671202	4,500
K7683227	1,500
K781478A	2,000
K781836A	3,000
K7833784	4,000
K7910002	4,500
K7919956	1,000
K792934A	2,500
K7990286	6,500
K8066973	1,500
K808808A	1,500
K8093229	2,000
K8169985	1,000
K8205639	3,500
K8214883	2,500
K822028A	1,000
K8286256	1,500
K8294828	1,500
K8302278	2,500
K8310335	1,000
K8341850	8,000
K8487693	1,500
K8500541	1,500
K8723968	3,500
K8756481	2,500
K8785775	1,000
K8794499	5,000
K8795975	1,500
K8842140	500
K8962693	2,500
K8970998	1,000
K8983836	8,000
K9030042	3,500
K9070419	3,000
K9137793	2,000
K9142401	3,500
K9152377	3,500
K9168168	1,000
K9209468	500
K9293868	500
K9298339	1,500
K9331662	2,000
K9361731	1,000
K9387803	1,000
K9465235	4,500
K9486356	2,500
K9500936	1,500
K9537643	1,000
K9568166	
P9324481	4,500
K9575134	1,000
K9619682	1,000
K9693459	1,500
K9699562	2,000
K9814094	4,000
K9852034	1,000
L0036490	4,500
P0065122	1,000
P0120603	2,000
P0169440	2,000
P017617A	2,000
P0381016	1,000
XD3769181	4,000
XD5639692	500
XD6806827	4,500
XE2760973	1,000
Z0002918	4,000
Z0073459	4,500
Z0121046	2,500
Z0207528	2,000
Z0209792	1,000
Z0226832	1,000
Z0336859	1,000
Z0355535	1,000
Z0426254	1,000
Z0546861	1,500
Z0644340	1,000
Z0654303	6,000
Z073224A	2,500
Z0828859	1,000
Z0962563	1,500
Z1071751	1,500
Z1267079	500
Z1345703	6,500
Z1604245	1,000
Z1621727	2,000
Z2036615	2,500
Z2160944	2,500
Z2267110	1,000
Z3060676	2,000
Z310634A	1,000
Z3318843	2,500
Z3321917	21,500
Z3685366	2,500
Z3750591	1,500
Z3899021	3,000
Z402259A	3,500
Z4603347	1,000
Z4681569	1,000
Z480654A	1,000
Z4822871	1,500
Z5157774	1,500
Z5189099	3,500
Z5231338	1,500

RESULTS OF APPLICATIONS BY CCASS INVESTOR PARTICIPANTS USING THE YELLOW APPLICATION FORMS

The following are the account numbers or identification document numbers (where supplied) of successful applicants using YELLOW application forms as CCASS Investor Participants.

Identification document number	Number of Public Offer Shares allotted
A2770086	3,500
E1791684	2,500



Hopewell Highway Infrastructure Limited

(incorporated in the Cayman Islands with limited liability)

720,000,000 Shares

HK$4.18 per Share

This is the international offering (the "International Offer") of shares in Hopewell Highway Infrastructure Limited (the "Company") which, combined with a public offering in Hong Kong (the "Public Offer"), constitutes a combined global offering (the "Offering") of the Company's shares (the "Shares"). The Company is offering a total of 720,000,000 newly issued Shares (the "Offer Shares") of which 648,000,000 Shares are initially available under the International Offer (together with the Shares to be issued pursuant to the exercise of the over-allotment option described below, the "International Offer Shares"), subject to adjustment and reallocation as described in this offering circular. The Company has granted the International Underwriters an option (the "Over-allotment Option") to purchase up to 108,000,000 additional Shares at the offering price less selling, underwriting and management commissions.

There is currently no market for the Shares. The Company has applied to have the Shares listed on the Stock Exchange of Hong Kong Limited (the "Stock Exchange").

Investing in the International Offer Shares involves risks. See "Risk Factors" beginning on page S-11.

The International Offer Shares have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). In the United States the International Offer is being made only to qualified institutional buyers in accordance with Rule 144A under the Securities Act ("Rule 144A"). Outside the United States the International Offer is being made in accordance with Regulation S under the Securities Act ("Regulation S"). Prospective purchasers that are qualified institutional buyers are hereby notified that the seller of the International Offer Shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. For a description of certain restrictions on transfers of the Shares, see "Transfer Restrictions".

The International Underwriters expect to deliver the International Offer Shares in electronic book-entry form through the Central Clearing and Settlement System in Hong Kong against payment on or about 5 August, 2003.

The offer price excludes a brokerage fee of 1%, a Hong Kong Securities and Futures Commission transaction levy of 0.005% and an investor compensation levy of 0.002% and a Stock Exchange trading fee of 0.005% of the offer price payable by investors.

Global Co-ordinator, Bookrunner and Sponsor

Citigroup

Joint Lead Managers

Citigroup BOCI Asia Limited

BNI iiwa Securities SMBC Hong Kong
JPM Morgan Stanley

CLSA UOB Asia (Hong Kong) Limited

1 Augu

This offering circular is confidential. Prospective investors are authorised to use this offering circular solely for the purposes of considering the purchase of International Offer Shares in the International Offer. The Company has furnished the information in this offering circular. The Company's directors collectively and individually accept full responsibility for this offering circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief the information contained herein is accurate and complete in all material respects and not misleading and there are no other facts the omission of which would make any statement in this offering circular misleading. Recipients of this offering circular are required to acknowledge and agree that the International Underwriters make no representation or warranty, express or implied, as to the accuracy or completeness of such information, and nothing contained in this offering circular is, or shall be relied upon as, a promise or representation by the International Underwriters. Recipients of this offering circular may not reproduce or distribute this offering circular, in whole or in part, and may not disclose any of the contents of this offering circular or use any information herein for any purpose other than considering an investment in the International Offer Shares. Recipients agree to the foregoing by accepting delivery of this offering circular.

This offering circular includes the prospectus for the Public Offer and information on the listing of the Shares on the Stock Exchange and certain additional information. It should be read in conjunction with the prospectus and is qualified in its entirety by the more detailed information and financial information contained in the prospectus. Terms used but not defined herein shall have the meanings given to them in the prospectus. A copy of the prospectus with certain documents attached thereto has been registered by the Registrar of Companies in Hong Kong as required by Section 342C of the Companies Ordinance of Hong Kong. The Securities and Futures Commission of Hong Kong (the "SFC"), the Registrar of Companies in Hong Kong and the Stock Exchange take no responsibility as to the contents of this offering circular or any of the other documents referred to above.

No person is authorised to give information or to make any representation in connection with the offering or sale of the International Offer Shares other than as contained in this offering circular. If any such information is given or made, it must not be relied upon as having been authorised by the Company or any of the International Underwriters or any of their affiliates or advisers or selling agents. Neither the delivery of this offering circular nor any sale made hereunder shall under any circumstances imply that there has been no change in the Company's affairs or that the information set forth in this offering circular is correct as of any date subsequent to the date of this offering circular.

Notwithstanding anything in this offering circular to the contrary, each prospective investor (and each employee, representative or other agent of the prospective investor) may disclose to any and all persons, without limitation of any kind, the U.S. tax treatment and U.S. tax structure of any offering and all materials of any kind (including opinions or other tax analyses) that are provided to the prospective investor relating to such U.S. tax treatment and U.S. tax structure, other than any information for which non-disclosure is reasonably necessary in order to comply with applicable securities laws.

In making an investment decision, prospective investors must rely upon their own examination of the Company and the terms of this offering circular, including the risks involved.

The distribution of this offering circular and the offering and sale of the International Offer Shares in certain jurisdictions may be restricted by law. The Company and the International Underwriters require persons into whose possession this offering circular comes to inform themselves about and to observe any such restrictions. For a description of certain restrictions on the offering and sale of the International Offer Shares, see "Plan of Distribution" and "Transfer Restrictions". This offering circular does not constitute an offer of, or an invitation to purchase, any of the International Offer Shares in any jurisdiction in which such offer or sale would be unlawful. No one has taken any action that would permit a public offering to occur in any jurisdiction other than Hong Kong and Japan.

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED STATES

The International Offer Shares have not been and will not be registered under the Securities Act, or with any securities regulatory authority of any state or other jurisdiction in the United States, and may not be offered, sold, pledged or otherwise transferred except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable state securities laws. Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this document is truthful or complete. Any representation to the contrary is a criminal offence in the United States.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ("RSA") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE IMPLIES THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

In connection with the Offering, Citigroup Global Markets Asia Limited ("Citigroup"), or its affiliates or any person acting for Citgroup, may over-allocate and effect transactions with a view to supporting the market price of the Offer Shares at a level higher than that which might otherwise prevail for a limited period after the time of delivery. The number of Shares that may be over-allocated will be no greater than the number of Shares that may be issued under the Over-allotment Option. However, there is no obligation on Citigroup or any agent of Citigroup to do this. Such stabilizing, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

AVAILABLE INFORMATION

The Company is not subject to the informational requirements of the U.S. Securities Exchange Act of 1934. However, the Company agrees to furnish, for so long as the International Offer Shares remain "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, upon the request of any holder of an International Offer Share, such information as is specified in paragraph (d)(4) of Rule 144A, to such holder or to a prospective purchaser of such International Offer Share who is a qualified institutional buyer within the meaning of Rule 144A, in order to permit compliance by such holder with Rule 144A in connection with the resale of such International Offer Share. The Company will also furnish to each such holder all notices of shareholders' meetings and other reports and communications that are made generally available to shareholders by the Company.

MARKET AND INDUSTRY INFORMATION

Market data and certain industry forecasts used throughout this offering circular were obtained from internal surveys, reports and studies, where appropriate, as well as market research, publicly available information and industry publications, including the China Statistical Yearbook 2002 and the Guangdong Statistical Yearbook 2002. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information are not guaranteed. Similarly, internal surveys, estimates and market research, while believed to be reliable, have not been independently verified, and the Company does not make any representation as to the accuracy of such information.

TABLE OF CONTENTS

Offering Circular

Prospectus

APPENDICES

FORWARD-LOOKING STATEMENTS

This offering circular contains forward-looking statements involving known and unknown risks, uncertainties and other factors which may cause the Company's actual results, performance or achievements or industry results, to differ materially from those expressed or implied by such forward-looking statements. All words and statements other than statements of historical facts included in this offering circular including, without limitation, "expect", "believe", "plan", "forecast", "project", "intend", "seek", "estimate", "anticipate", "may", "will", "would" and "could" or similar words and statements concerning the Company and its prospects and other statements relating to the Company's expected financial position, business strategy, the future development of its operations and the general economy in the People's Republic of China (the "PRC"), are forward-looking statements.

Such forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. The important factors that can cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of the PRC and, in particular, changes relating to the administration of the Company's industry and changes in general economic, political and infrastructure conditions in the PRC. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the Company's control, include, but are not limited to, those discussed herein and in "Risk Factors" in the prospectus. These forward-looking statements speak only as of the date of this offering circular. The Company expressly disclaims any obligation or undertaking to release publicly any update or revision to any forward-looking statement contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SUMMARY

The International Offer	The offer and sale by the International Underwriters of 648,000,000 Offer Shares (subject to the exercise of the Over-allotment Option, adjustment and reallocation) in Hong Kong, Japan, Europe and other jurisdictions outside the United States (other than the PRC) in offshore transactions in reliance on Regulation S and to qualified institutional buyers in the United States in accordance with Rule 144A.
The Public Offer	The offer for subscription by the public in Hong Kong of 72,000,000 Offer Shares, subject to reallocation.
Offer Price	HK$4.18 per Offer Share (excluding a brokerage fee of 1.00%, an SFC transaction levy of 0.005% and an investor compensation levy of 0.002% and a Stock Exchange trading fee of 0.005% of the Offer Price payable by investors).
Allocation of Shares	The allocation of Offer Shares between the Public Offer and the International Offer will depend on how much, if at all, the number of Shares validly applied for under the Public Offer exceeds the number of Shares initially available for subscription under the Public Offer. At least 50% of the Shares offered will be available for the International Offer.
Shares issued and outstanding after the International Offer and the Public Offer	2,880,000,000 Shares, or 2,988,000,000 Shares if the Over-allotment Option is exercised in full.
Over-allotment Option	The option granted by the Company to the International Underwriters (exercisable by Citigroup Global Markets Limited on behalf of the International Underwriters) pursuant to the International Underwriting Agreement, under which the Company may be required to issue up to 108,000,000 additional Shares at the Offer Price to cover (among other things) over-allocations in the International Offer. See "Structure of the Offering — Over-allotment Option and Stabilization" in the prospectus.
Assured Entitlement Rights	The rights of the Qualifying Hopewell Shareholders to receive from Hopewell, free of consideration, by way of a special interim distribution, one Warrant for every whole multiple of 10 Hopewell Shares held by them on the Record Date. See "Structure of the Offering — Warrants to be distributed to shareholders of Hopewell by way of Assured Entitlement Rights" in the prospectus.

Bank of China Option	An option to purchase from Hopewell up to 5% of the issued share capital of the Company as at the Listing Date (equivalent to 144,000,000 Shares, based on the 2,880,000,000 Shares expected to be in issue at the Listing Date), granted to BOC by Hopewell. The option is exercisable during the period commencing on the Listing Date and ending on the date falling 36 months after such date (both dates inclusive) at an exercise price per share equivalent to the IPO price per share. See "Substantial Shareholders — BOC Option" in the prospectus.
Share Option Scheme	Under the Company's share option scheme, staff and directors of the Group, among others, may be granted options which would entitle them to subscribe for up to 288,000,000 Shares (assuming the Over-allotment Option is not exercised) or 10% of the total number of Shares issued as of the Listing Date. See "Statutory and General Information — Share Option Scheme" in Appendix IX to the prospectus.
Use of Proceeds	The net proceeds of the Offering, after deducting underwriting fees and the estimated expenses payable by the Company in relation to the Offering, are estimated to be approximately HK$2,844.6 million (assuming the Over-allotment Option is not exercised). If the Over-allotment Option is exercised in full, the net proceeds will increase to approximately HK$3,296.0 million. The Company currently intends to use the net proceeds of the Offering as follows: • approximately HK$1,800 to 2,200 million of the net proceeds (exclusive of any proceeds from the Over-allotment Option) are expected to be used towards investments in new toll roads, bridges and related infrastructure projects which the Company intends to pursue; • approximately HK$550 million of the net proceeds (exclusive of any proceeds from the Over-allotment Option) are to be used for repayment of shareholder's loans advanced by the Hopewell Group for the Guangzhou E-S-W Ring Road Project; • approximately HK$372 million of the net proceeds (exclusive of any proceeds from the Over-allotment Option) are to be used for repayment of the outstanding bank loan from Bank of China (Hong Kong) Limited; • and the balance (inclusive of any proceeds from the Over-allotment Option) is expected to be used for future corporate and general working capital purposes of the Group.

	To the extent that the net proceeds of the Offering are not immediately applied for the above purposes, they will be placed on deposit with banks or other financial institutions or held as other treasury instruments.
Settlement of Shares	Subject to the granting of the listing of, and permission to deal in, the Shares on the Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS in Hong Kong with effect from the commencement date of dealings in the Shares on the Stock Exchange or such other date determined by HKSCC. Settlement of transactions between participants of the Stock Exchange is required to take place in CCASS on the second business day after any trading day. The Shares will be traded in board lots of 500 Shares.
Trading Market.	Prior to the Offering, there has been no trading market for the Shares. Application has been made for the listing of, and permission to deal in, the Shares in issue, the Shares to be issued under the Offering, any Shares which may be issued pursuant to the exercise of the Over-allotment Option or upon exercise of options granted under the Share Option Scheme and any Shares which fall to be issued upon exercise of subscription rights attaching to the Warrants, on the Stock Exchange. Trading in the Shares on the Stock Exchange is expected to commence on 6 August, 2003.
Risk Factors.	Please refer to the sections headed "Risk Factors" herein and in the prospectus for a discussion of certain risk factors to be considered in connection with an investment in the Shares.

ENFORCEABILITY OF FOREIGN JUDGMENTS

The Company is an exempted company incorporated in the Cayman Islands with limited liability. All of the Company's directors and officers reside outside the United States. The Company, and all or a substantial portion of its assets, are located outside the United States. As a result, it may not be possible for investors to enforce against such persons the federal securities laws of the United States, or to enforce judgments obtained in the United States courts predicated upon the civil liability provisions of the federal securities laws of the United States, including the Securities Act. The Company has been advised by its Cayman Islands legal advisers, Maples and Calder Asia, that the courts of the Cayman Islands are unlikely (i) to recognise or enforce against the Company judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State and (ii) in original actions brought in the Cayman Islands, to impose liabilities against the Company predicated upon the civil liability provisions of the securities laws of the United States or any State, on the grounds that such provisions are penal in nature. However, in the case of laws that are not penal in nature, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognise and enforce a judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided that such judgment is final and conclusive, for a liquidated sum, not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands' judgment in respect of the same matter, and was not obtained in a manner, and is not of a kind the enforcement of which is, contrary to the public policy of the Cayman Islands (awards of punitive or multiple damages may be held to be contrary to public policy). A Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

An investment in the International Offer Shares involves a high degree of risk and is speculative. Potential investors should carefully consider all of the information set out in this offering circular including the prospectus and, in particular, should consider the following risks and those set out in the section in the prospectus headed "Risk Factors" before making any investment decision in relation to the International Offer Shares.

Accounting Standards

The financial information as presented and included in the Accountants' Report set forth in Appendix I to the prospectus and the other financial information of the Group which appears elsewhere in this offering circular and the prospectus were prepared in accordance with International Financial Reporting Standards ("IFRS"), which differ in certain significant respects from accounting principles generally accepted in the United States ("US GAAP") and other countries. Certain significant differences between IFRS and US GAAP are discussed in Appendix II to the prospectus. In addition, there may be less publicly available information about public companies listed in Hong Kong than is regularly made available by public companies listed in the United States and certain other countries. This offering circular does not contain a reconciliation of the Company's financial statements to US GAAP, and there can be no assurance that such a reconciliation would not reveal material quantitative differences.

Hong Kong Corporate Disclosure Standards

A principal objective of the securities laws of the United States, Hong Kong and other countries is to promote full and fair disclosure of all material corporate information. Once the Shares are listed and traded on the Stock Exchange, the Company is required, among other things, to provide annual audited financial information and semi-annual unaudited financial information to its shareholders. However, there may be less publicly available information about the Company and other issuers of securities listed on the Stock Exchange than is regularly published by or on listed companies in the United States or certain other countries.

Market for Shares and Listing

Prior to the Offering, there has been no trading market for the Shares. Application has been made to the Stock Exchange for the listing of, and permission of deal in, the Shares in issue, the Shares to be issued pursuant to the Offering and any Shares which may be issued pursuant to the exercise of the Over-allotment Option or upon exercise of options granted under the Share Option Scheme and any Shares which fall to be issued upon the exercise of the subscription rights attaching to the Warrants. There can be no assurance that an active public trading market for the Shares will develop and continue after the International Offer. Prices for the Shares will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the Shares, investor perception of the Company, general economic and market conditions in Hong Kong and elsewhere, the status of the toll-highway industry in the PRC and other events or factors.

Profit Estimate and Profit Forecast

The inclusion of a profit estimate or a profit forecast in a prospectus is customary practice in Hong Kong public offerings. A profit estimate and a profit forecast have been prepared for inclusion in the prospectus. The estimate and forecast of the combined profit after taxation and minority interests but before extraordinary items of the Group for the year ended 30 June, 2003 and the year ending 30 June, 2004, respectively, are set out in the section headed "Financial Information — Profit Estimate and Forecast" in the prospectus. The profit estimate for the year ended 30 June, 2003 is based on the audited results of the Group for the ten months ended 30 April, 2003, the combined results shown in the unaudited consolidated management accounts of the Group for the month ended 31 May, 2003 and an

estimate of the combined results of the Group for the remaining one month of the financial year ended 30 June, 2003. The profit forecast is based on a forecast of the results of the Group for the year ending 30 June, 2004. See "Financial Information — Profit Estimate and Forecast" and "Profit Estimate and Profit Forecast" in Appendix III to the prospectus.

The profit estimate and profit forecast were not prepared with a view to comply with the published guidelines of the United States Securities and Exchange Commission or the American Institute of Certified Public Accountants ("AICPA") regarding projections or estimates of US GAAP and have not been examined or otherwise reported upon by the Group's independent auditors under AICPA guidelines regarding estimates or projections. The profit estimate and profit forecast are inherently subject to uncertainty due to factors identified above under "Forward-Looking Statements" many of which are not within the Group's control. The Group's actual results may differ from such estimate and/or forecast and such differences may be material. Under no circumstances should the inclusion of the profit estimate and/or profit forecast be regarded as a representation, warranty or prediction with respect to its or their accuracy or the accuracy of the underlying assumptions, or that the Group had or will achieve or is likely to achieve any particular results. There can be no assurance that the Group's actual results will not vary significantly from the profit estimate and profit forecast set forth herein.

The Company does not intend to furnish any updated or revised profit estimate or profit forecast.

Prospective investors are cautioned not to place undue reliance on the profit estimate and/or the profit forecast. The profit estimate and profit forecast should be reviewed in conjunction with the description of the business, the financial information and the other material contained in the prospectus, including the information set forth under "Risk Factors".

Holders of Shares may not be able to participate in rights offerings or to elect to receive stock dividends and may experience dilution of their holdings

The Company may, from time to time, distribute rights to its shareholders, including rights to acquire securities. However, the Company will not distribute rights to holders of Shares unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act, with respect to all holders of Shares, or are registered under the provisions of the Securities Act. There can be no assurance that the Company will be able to establish an exemption from registration under the Securities Act, and the Company is under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of Shares may be unable to participate in rights offerings and may experience dilution of their holdings as a result.

The Company may offer, from time to time, a stock dividend election to all holders of Shares, subject to applicable securities laws, in respect of future dividends. However, the Company will not permit holders of Shares to exercise such election unless the issuance of Shares pursuant to such election is either exempt from registration under the Securities Act or registered under the provisions of the Securities Act. There can be no assurance that the Company will be able to establish an exemption from registration under the Securities Act, and the Company is under no obligation to file a registration statement with respect to Shares issuable pursuant to these elections or to endeavor to have a registration statement declared effective. In addition, the Company may choose not to offer such election to holders of Shares, and may instead offer holders of Shares dividends in the form of cash only. Accordingly, holders of Shares may be unable to elect to receive dividends in the form of Shares rather than cash and, as a result, may experience dilution of their holdings.

If the Company is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, the Company will allow the rights to lapse, in which case holders of Shares will receive no value for these rights.

EXCHANGE RATE INFORMATION

The Hong Kong dollar is freely convertible into the U.S. dollar. Since 17 October, 1983, the Hong Kong dollar has been linked to the U.S. dollar at the rate of US$1.00 to HK$7.80. The central element in the arrangements which give effect to the link is that, by agreement between the Hong Kong Government and the three Hong Kong banks that issue Hong Kong dollar banknotes, The Hongkong and Shanghai Banking Corporation Limited, Standard Chartered Bank and Bank of China (Hong Kong) Limited, certificates of indebtedness which are issued by the Hong Kong Government Exchange Fund to the banknote issuing banks to be held as cover for their banknote issues are issued and redeemed only against payment in U.S. dollars, at the fixed exchange rate of US$1.00 to HK$7.80. When banknotes are withdrawn from circulation, the banknote issuing banks surrender the certificates of indebtedness to the Hong Kong Government Exchange Fund and are paid the equivalent amount of U.S. dollars at the fixed rate.

The market exchange rate of the Hong Kong dollar against the U.S. dollar continues to be determined by the forces of supply and demand in the foreign exchange market. However, in light of the fixed rate for the issue of Hong Kong currency in the form of banknotes, as described above, the market exchange rate has not deviated significantly from the level of HK$7.80 to US$1.00 since 17 October, 1983. During the Asian regional economic crisis in 1998, however, the Hong Kong Government intervened on several occasions in the foreign exchange market by purchasing the Hong Kong dollar and selling the U.S. dollar to support the value of the Hong Kong dollar. Exchange rates between the Hong Kong dollar and other currencies are influenced by the linked rate between the U.S. dollar and the Hong Kong dollar. There can be no assurance that the linkage of the Hong Kong dollar to the U.S. dollar will be maintained.

HONG KONG AND THE STOCK EXCHANGE

Hong Kong

From 1 July, 1997, Hong Kong ceased to be a colony of the United Kingdom. Sovereignty over Hong Kong was resumed from the United Kingdom Government by the PRC Government at midnight on 30 June, 1997, at which time Hong Kong became a special administrative region of the PRC. Under the agreements providing for such resumption and the PRC law implementing its commitments thereunder (the "Basic Law"), the current social and economic systems in Hong Kong are to remain unchanged for at least 50 years from 1 July, 1997, and Hong Kong is to enjoy a high degree of autonomy except in foreign and defence affairs. Hong Kong has been vested with executive, legislative and judicial power. Laws in force at the time of the transfer of sovereignty, though they may be amended by the Hong Kong legislature, are to remain in force except to the extent they contravene the Basic Law. It is not clear how future developments in Hong Kong and the PRC may affect the interpretation or implementation of the Basic Law. The Basic Law provides that the Hong Kong dollar is to remain the legal tender in Hong Kong and to remain fully convertible without being subject to exchange controls. Hong Kong's current social freedoms, including freedoms of speech, press, assembly, travel and religion, are not to be affected and Hong Kong is to retain the status of an international financial centre.

The Stock Exchange

The Stock Exchange has two boards, the Main Board and the Growth Enterprise Market. Companies applying for listing on the Main Board of the Stock Exchange are required to have a track record of profitability. The Growth Enterprise Market was established to accommodate listings of emerging companies from all industries, in particular, high technology companies, with limited track records. As at 30 June, 2003, the Main Board and the Growth Enterprise Market had the shares of 824 and 175 companies listed, respectively, with a total market capitalisation of approximately HK$3,907,287 million (approximately US$500,934 million) and HK$60,965 million (approximately US$7,816 million), respectively.

Trading on the Stock Exchange takes place on each business day with continuous trading being divided into morning and afternoon sessions. Trading is order-based, using a computer-assisted trading system that conveys bid and ask prices for securities. Trades are then effected on a matched trade basis directly between buyers and sellers. All securities are traded in board lots. For most companies, a board lot is 2,000 shares; odd lots are traded separately, usually at a discount to the board lot prices. Settlement of trades on the Stock Exchange is required to take place on the second trading day after the day the trade takes place. All trades on the Stock Exchange are generally required to be settled between broker participants through CCASS, the central clearing and settlement system, operated by HKSCC. CCASS is the central depositary of share certificates and provides a computerized book-entry settlement of share transactions between its participants, which includes all broker participants of the Stock Exchange. Share certificates kept at CCASS are electronically recorded in the stock accounts of its participants. CCASS also facilitates money settlement between participants. It is also possible for settlement to take place outside CCASS (except in relation to trades between broker participants of the Stock Exchange). In such a case, share certificates, together with signed instruments of transfer, will typically be delivered against payment by cheque or bank cashier orders. There are no market-makers in the Stock Exchange except in the market for exchange-traded options, but exchange dealers may act as dual capacity broker-dealers. Short selling of securities at or through the Stock Exchange is currently proscribed except in respect of a limited group of securities.

The SFC charges a transaction levy of 0.005% and an investor compensation levy of 0.002% and the Stock Exchange charges a trading fee of 0.005%, of the consideration in respect of each transaction, both payable by each of the seller and the buyer. In addition, member brokers charge brokerage to either a buyer or a seller. Additional administrative fees are also payable for trades effected through CCASS. Participant brokers are required to make a contract note in respect of each transaction in securities. The contract note is required to be stamped with ad valorem stamp duty and to be delivered to the client not later than the end of the next trading day following the transaction, see "Cayman Islands, Hong Kong and United States Tax Considerations — Hong Kong — Stamp Duty".

The SFC, an autonomous statutory body outside the Hong Kong civil service that provides the general regulatory framework of the securities and futures industries in Hong Kong, was established by the Hong Kong Government in 1989. The SFC administers certain elements of Hong Kong securities law, including ordinances governing the operation of securities and commodities dealers, the protection of investors, the disclosure of interests and insider dealing.

The Stock Exchange promulgates its own rules governing share trading and disclosure of information to shareholders and investors. In addition, the Hong Kong Codes on Takeovers and Mergers and Share Repurchases, which have been issued by the SFC but do not have the force of law, provide guidelines for the fair treatment of shareholders and preservation of an impartial trading market in connection with takeovers and mergers of public companies in Hong Kong and guidelines for share repurchases by such companies. The Securities and Futures Ordinance in Hong Kong also contains provisions which require certain persons holding shares in listed companies in Hong Kong to disclose their interest in those shares in certain circumstances.

In March 2000, the Stock Exchange and Hong Kong Futures Exchange Limited and their respective clearing houses demutualised and merged into a new holding company, the Hong Kong Exchanges and Clearing Limited (the "HKEx"). Shares in the HKEx were listed on the Main Board of the Stock Exchange in June 2000.

The Hang Seng Index is an index comprised of 33 stocks listed on the Stock Exchange. The high and low closing levels of the Hang Seng Index for 2001 were 16,163.99 (on 1 February, 2001) and 8,934.20 (on 21 September, 2001), respectively. The high and low closing levels of the Hang Seng Index for 2002 were 11,974.61 (on 17 May, 2002) and 8,858.69 (on 10 October, 2002), respectively.

CAPITALISATION

The following table sets out the combined capitalisation of the Group as at 30 April, 2003 assuming that the current structure of the Group had been in existence, as adjusted to give effect to the capitalisation issue pursuant to the group reorganisation set out in the section (d) headed "Corporate Reorganization" under Appendix IX to the prospectus and the application of net proceeds from the Offering (excluding any proceeds from any exercise of the Over-allotment Option) as described under "Use of Proceeds" in the "Summary" of this offering circular. The table below should be read in conjunction with the Accountants' Report, including the notes thereto, set out in Appendix I to the prospectus.

	30 April, 2003			
	Actual	Adjusted	Actual	Adjusted
	HK$'000	HK$'000	US$'000	US$'000
Short-term debt (including current portion of long-term debt)	404,685	284,685	51,887	36,501
Long-term debt				
Bank and other loans	4,834,694	4,532,694	619,880	581,159
Loans from joint venture partners	719,453	719,453	92,245	92,245
Amounts due to holding companies	5,002,133	—	641,348	—
Total long-term debt	10,556,280	5,252,147	1,353,473	673,404
Shareholders' equity				
Ordinary shares, at par value	312	288,000	40	36,926
Reserves	1,246,600	8,303,512	159,833	1,064,635
Total shareholders' equity	1,246,912	8,591,512	159,873	1,101,561
Total capitalisation	12,207,877	14,128,344	1,565,233	1,811,466

Notes:

(1) Hong Kong dollars amounts have been converted into U.S. dollars at the rate of US$1 : HK$7.7994 as at 30 April, 2003. Such conversion should not be construed as a representation that amounts in Hong Kong dollars were or may have been converted into U.S. dollars using such exchange rate or any other exchange rate.

(2) The net proceeds from the Offering adopted for the calculation of the adjusted capitalisation are estimated to be HK$2,844.6 million.

(3) Subsequent to 30 April, 2003, the bank loans of the Group amounting to HK$50 million were repaid with amounts advanced by Hopewell Group. Such repayments are reflected in the adjusted short-term debt.

SELECTED FINANCIAL INFORMATION

The following selected financial information sets out a summary of the audited combined results of operations of the Group for the three years ended 30 June, 2000, 2001 and 2002 and the ten months ended 30 April, 2003, as extracted from and to be read in conjunction with the Accountants' Report in Appendix I to the prospectus, and the unaudited combined results of operations of the Group for the ten months ended 30 April, 2002, in each case prepared on the basis that the current Group structure had been in existence throughout such periods. Unaudited combined financial information based on unaudited management accounts of the Group is presented for comparison purposes only. The Group's combined financial information is prepared in accordance with IFRS which differ in certain material respects from HK GAAP and US GAAP. See "Summary of Principal Differences Between IFRS, HK GAAP and US GAAP" in Appendix II to the prospectus. Under the proportionate consolidation method, the Group's combined financial information includes the Group's share of the JV Enterprises' income and expenses, assets, liabilities and cash flows on a line-by-line basis and all significant intra-group transactions, cash flows and balances are eliminated. See Notes 1 and 2 to Section A (Financial Information) of the Accountants' Report in Appendix I to the prospectus. The fiscal year of the Company ends on 30 June while the fiscal year of the JV Enterprises end on 31 December. In preparing the combined financial information for the Group monthly financial data for each of the JV Enterprises were aggregated to reflect a fiscal year ended 30 June. Financial data not originally stated in IFRS were converted to IFRS and further adjustments were made for proportionate consolidation under IFRS.

Combined Financial Results

	Year ended 30 June,			Ten months ended 30 April,	
	2000	2001	2002	2002	2003
	(HK$'000)	(HK$'000)	(HK$'000)	(HK$'000) (unaudited)	(HK$'000)
Turnover[1]	769,607	859,793	918,450	765,653	861,183
Toll operation expenses	(76,112)	(85,128)	(77,549)	(64,624)	(77,004)
Other operating income	267,441	323,822	151,639	126,391	53,529
Other operating expenses	(144,755)	(165,993)	(211,127)	(175,939)	(210,035)
Profit from operations	816,181	932,494	781,413	651,481	627,673
Finance costs	(267,683)	(303,643)	(220,635)	(183,862)	(167,685)
Profit before tax	548,498	628,851	560,778	467,619	459,988
Income tax expense	(24,700)	(25,798)	(19,298)	(16,082)	(16,420)
Profit after tax	523,798	603,053	541,480	451,537	443,568
Minority interest	(4,849)	(2,431)	(9,051)	(7,543)	(9,869)
Profit for the year/period	518,949	600,622	532,429	443,994	433,699
Dividends	—	—	2,200,000	2,200,000	—
Earnings per share - basic[2]	HK$0.24	HK$0.28	HK$0.25	HK$0.21	HK$0.20

Notes:

(1) Turnover represents toll receipts, net of business tax.

(2) Calculation of the basic earnings per share for each of the periods is based on the profit for the respective period and on 2,160,000,000 ordinary shares deemed outstanding during each period.

Adjusted Net Tangible Assets

The following statement of adjusted net tangible assets of the Group is based on the audited combined net assets of the Group as at 30 April, 2003, as set out in the Accountants' Report in Appendix I to the prospectus, adjusted as described below:

	HK$'000
Audited combined net assets of the Group as at 30 April, 2003	1,246,912
Additional investment cost in jointly controlled entities *(Note 1)*	(1,907,910)
Amounts due to the Hopewell Group capitalised pursuant to the Reorganisation	4,500,000
Unaudited combined net profit after taxation and minority interests of the Group for the month of May 2003 based on the Group's management accounts	42,826
Estimated net proceeds from the Offering *(Note 2)*	2,844,600
Adjusted net tangible assets *(Note 4)*	6,726,428
Adjusted net tangible asset value per Share *(Notes 3 & 4)*	HK$2.34

Notes:

(1) The additional investment cost in jointly controlled entities represents the excess of the cost of investment of the Group in jointly controlled entities over the Group's proportionate interest in the amounts of the identifiable assets and liabilities of the jointly controlled entities less accumulated amortisation, which is intangible in nature. Accordingly such amount has been excluded in the calculation of the adjusted net tangible asset value of the Group.

(2) The estimated net proceeds from the Offering take no account of any Shares which may fall to be issued upon the exercise of the Over-allotment Option or on exercise of the subscription rights attaching to the Warrants or which may be otherwise issued or repurchased by the Company.

(3) The adjusted net tangible asset value per Share is based on 2,880,000,000 Shares expected to be in issue immediately following the Offering but taking no account of any Shares which may fall to be issued upon exercise of the Over-allotment Option or on exercise of the subscription rights attaching to the Warrants or which may be otherwise issued or repurchased by the Company.

(4) The surplus on revaluation of the Group's interest in jointly controlled entities and toll road project under development, being the excess of their fair market value over their carrying book value, has not been accounted for in arriving at the adjusted net tangible assets shown above. Please refer to the Business Valuation Report prepared by FPDSavills (Hong Kong) Limited, an independent business valuer, as set out in Appendix V to the prospectus for details of the valuation and the assumptions adopted. Had the surplus on revaluation been accounted for, the adjusted net asset value of the Group would have been HK$16,499,645,000, representing HK$5.73 per Share calculated based on 2,880,000,000 Shares expected to be in issue immediately following the Offering.

(5) In arriving at the adjusted net asset value of the Group, the fair market value of the toll road projects denominated in Renminbi has been converted (for information only) into Hong Kong dollars using an exchange rate of HK$1.00 : RMB1.06. Such conversion should not be construed as a representation that amounts in Renminbi were or may have been converted into Hong Kong dollars using such exchange rate or any other exchange rate.

THE CAYMAN ISLANDS, HONG KONG AND UNITED STATES TAX CONSIDERATIONS

The following is a summary of certain Cayman Islands, Hong Kong and United States federal income tax consequences of the purchase, ownership and disposition of the Offer Shares. The summary is based upon the applicable laws, rules, regulations, rulings and decisions in effect as of the date of this offering circular, all of which are subject to change, possibly with retroactive effect. This discussion does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to purchase, own or dispose of the Offer Shares and does not purport to deal with the consequences applicable to all categories of investors, some of which may be subject to special rules. Persons considering the purchase of the Offer Shares should consult their own tax advisers concerning the overall tax consequences.

The Cayman Islands

The Cayman Islands currently have no exchange control restrictions and no income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax applicable to the Company. The Cayman Islands are not party to any double taxation treaties.

The Company has received an undertaking from the Governor-in-Council of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of the shares, debentures or other obligations of the Company or (ii) by way of the withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Law (1999) Revision.

No stamp duties or similar taxes or charges are payable under the laws of the Cayman Islands in respect of the issue of the Offer Shares.

No stamp duty is payable in the Cayman Islands on transfers of shares of companies in Cayman Islands companies except those which hold interests in land in the Cayman Islands.

Hong Kong

Tax Treaties

There is no relevant tax treaty in effect between Hong Kong and the United States.

Tax on Dividends

Under current practice, no tax is payable in Hong Kong in respect of dividends paid by the Company.

Tax on Gains from Sale

No tax is imposed in Hong Kong in respect of capital gains. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where the trading gains are derived from or arise in Hong Kong will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 17.5% on corporations and at a maximum rate of 15.5% on individuals (to be increased to 16% effective 1 April, 2004). Certain categories of taxpayers are likely to be regarded as deriving trading gains rather than capital gains (e.g., financial institutions, insurance companies and securities dealers) unless these taxpayers could prove that the investment securities are held for long term investment purposes.

Trading gains from sales of the Offer Shares effected on the Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of the Offer Shares effected on the Stock Exchange realized by persons carrying on a business of trading or dealing in securities in Hong Kong.

Stamp Duty

Hong Kong stamp duty, currently charged at the ad valorem rate of 0.1% on the higher of the consideration for or the market value of the Offer Shares, will be payable by the purchaser on every purchase and by the seller on every sale of the Offer Shares registered on the Hong Kong branch register (i.e., a total of 0.2% is currently payable on a typical sale and purchase transaction involving the Offer Shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of the Offer Shares. Where one of the parties is resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If stamp duty is not paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Estate Duty

Estate duty is imposed upon the principal value of property situated in Hong Kong passing on the death of a person. The Offer Shares are regarded as property situated in Hong Kong for estate duty purposes if they are registered on the Hong Kong branch register at the time of death. Hong Kong estate duty is imposed on a progressive scale from 5% to 15%. The rate of and the threshold for estate duty have, in the past, been adjusted on a fairly regular basis. No estate duty is payable when the aggregate value of the dutiable estate does not exceed HK$7.5 million, and the maximum rate of duty of 15% applies when the aggregate value of the dutiable estate exceeds HK$10.5 million.

United States Federal Income Taxation

The following summary describes certain U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of the Offer Shares. This summary addresses only U.S. federal income tax considerations of holders that will hold the Offer Shares as capital assets. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the Offer Shares. In particular, this summary does not address tax considerations applicable to holders that may be subject to special tax rules including, without limitation, the following: (a) financial institutions; (b) insurance companies; (c) dealers or traders in securities or currencies; (d) tax-exempt entities; (e) persons that will hold the Offer Shares as part of a "hedging" or "conversion" transaction or as a position in a "straddle" or as part of a "synthetic security" or other integrated transaction for U.S. federal income tax purposes; (f) persons that have a "functional currency" other than the U.S. dollar; (g) persons that own (or are deemed to own) 10% or more (by voting power) of the Company's share capital; (h) regulated investment companies; and (i) persons who hold the Offer Shares through partnerships or other pass-through entities. Further, this summary does not address alternative minimum tax consequences.

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this offering circular. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

Each prospective investor should consult its own tax advisor with respect to the U.S. federal, estate, state, local, gift and other tax consequences of acquiring, owning and disposing of the Offer Shares. U.S. Holders should also review the discussion under "THE CAYMAN ISLANDS, HONG KONG AND UNITED STATES TAX CONSIDERATIONS — Hong Kong" for the Hong Kong tax consequences to a U.S. Holder of the ownership of the Offer Shares.

For purposes of this summary a "U.S. Holder" is a beneficial owner of the Offer Shares that is, for U.S. federal income tax purposes: (a) a citizen or resident of the United States; (b) a corporation or other entity treated as a corporation, created or organised in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. If a partnership holds the Offer Shares, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding the Offer Shares should consult its own tax advisor. A "Non-U.S. Holder" is a beneficial owner of the Offer Shares that is not a U.S. Holder.

Tax Treatment of the Offer Shares

Distributions

Subject to the discussion below under "*Passive Foreign Investment Company Considerations*," the gross amount of any distribution that is actually or constructively received by a U.S. Holder with respect to the Offer Shares will be a dividend includible in gross income of a U.S. Holder as ordinary income to the extent of the Company's current and accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends paid on the Offer Shares generally will constitute income from sources outside the United States and will not be eligible for the "dividends received" deduction.

A distribution to a U.S. Holder in excess of the Company's current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of such U.S. Holder's adjusted tax basis in its Offer Shares, and any distribution in excess of such basis will constitute capital gain, and will be long-term capital gain (taxable at a reduced rate for individual holders, trusts or estates) if the Offer Shares were held for more than one year.

The Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The amount of any distribution of property other than cash will be the fair market value of the property on the date of the distribution.

Under recently enacted U.S. legislation, certain dividends received by individual U.S. Holders after 31 December, 2002, will be subject to a maximum income tax rate of 15%. This reduced income tax rate is only applicable to dividends paid by "qualified corporations." The Company does not expect to be considered a qualified corporation under the new legislation. Accordingly, dividends paid by the Company will not be eligible for the reduced income tax rate. **Prospective purchasers are urged to consult their own advisors regarding the implications of the new legislation.**

The gross amount of any distribution paid in Hong Kong dollars will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the Hong Kong dollars calculated by reference to the exchange rate in effect on the date received by the U.S. Holder, regardless of whether the Hong Kong dollars are converted into U.S. dollars. If the Hong Kong dollars are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognise foreign currency gain or loss in respect of the dividend. If the Hong Kong dollars received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Hong Kong dollars equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Hong Kong dollars will be treated as ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

A distribution of additional shares to U.S. Holders with respect to their Offer Shares that is made part of a pro rata distribution to all shareholders generally will not be subject to U.S. federal income tax unless shareholders can elect that the distribution be payable in either additional shares or cash.

For purposes of calculating the foreign tax credit, dividends paid on Offer Shares will be treated as income from sources outside the United States and will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income." In certain circumstances, a U.S. Holder that (i) has held the Offer Shares for less than a specified minimum period during which it is not protected from the risk of loss or (ii) is obligated to make payments related to the dividends, will not be allowed a foreign tax credit for foreign withholding taxes imposed on dividends paid on the Offer Shares. **Prospective holders are urged to consult with their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.**

Subject to the discussion under "*Backup Withholding and Information Reporting*," a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends received on Offer Shares unless that income is effectively connected with the conduct by that Non-U.S. Holder of a trade or business within the United States.

Sale or Other Disposition of the Offer Shares

Subject to the discussion below under "*Passive Foreign Investment Company Considerations*," a U.S. Holder will generally recognise a gain or loss for U.S. federal income tax purposes upon the sale or exchange of Offer Shares in an amount equal to the difference between the U.S. dollar value of the amount realised from such sale or exchange and the U.S. Holder's tax basis in such Offer Shares. Such gain or loss will be a capital gain or loss and will be long-term capital gain (taxable at a reduced rate for individuals, trusts or estates) if the Offer Shares were held for more than one year. Any such gain or loss would generally be treated as from sources within the United States. The deductibility of capital losses is subject to significant limitations. When a U.S. Holder's basis in the Offer Shares includes amounts recognised under the passive foreign investment company rules described below and the U.S. Holder recognises a loss on the transaction with respect to such amounts that exceeds certain specified thresholds, the U.S. Holder may be required to specifically disclose certain information with respect to the transaction on its tax return under recently issued tax disclosure regulations. U.S. Holders should consult their tax advisors as to the applicability of these disclosure regulations.

A U.S. Holder that receives Hong Kong dollars on the sale or other disposition of Offer Shares will realise an amount equal to the U.S. dollar value of the Hong Kong dollars on the date of sale (or in the case of cash basis and electing accrual basis taxpayers, the U.S. dollar value of the Hong Kong dollars on the settlement date). If a U.S. Holder receives Hong Kong dollars upon a sale or exchange of Offer Shares, gain or loss, if any, recognised on the subsequent sale, conversion or disposition of such Hong Kong dollars will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if such Hong Kong dollars are converted into U.S. dollars on the date received by the U.S. Holder, a cash basis or electing accrual U.S. Holder should not recognise any gain or loss on such conversion.

Subject to the discussion below under "*Backup Withholding and Information Reporting*," a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realised on the sale or exchange of Offer Shares unless: (a) that gain is effectively connected with the conduct by that Non-U.S. Holder of a trade or business in the United States, (b) in the case of any gain realised by an individual Non-U.S. Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met, or (c) the Non-U.S. Holder is subject to tax pursuant to provisions of the Code applicable to certain expatriates.

Redemption of Shares

Subject to the discussion below under "*Passive Foreign Investment Company Considerations*," a redemption of Offer Shares by the Company will be treated as a sale of the redeemed Offer Shares by the U.S. Holder (which is taxable as described under "*Sale or Other Disposition of the Offer Shares*") or, in certain circumstances, as a distribution to the U.S. Holder (which is taxable as described under "*Distributions*").

Passive Foreign Investment Company Considerations

The Company believes that it is not, and it does not expect to become, a passive foreign investment company (a "PFIC"), for U.S. federal income tax purposes. However, because this is a factual determination made annually at the end of the taxable year, there can be no assurance that the Company will not be considered a PFIC for any future taxable year. If the Company were a PFIC in any year, special, possibly materially adverse, consequences would result for U.S. Holders (as discussed below).

A corporation organised outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which either: (a) at least 75% of its gross income is "passive income," or (b) on average at least 50% of the gross value of its assets is attributable to assets that produce "passive income" or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. In determining whether it is a PFIC, a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

If the Company is regarded as a PFIC in any year during which a U.S. Holder owns Offer Shares, the U.S. Holder will be subject to additional taxes on any excess distributions received from the Company and any gain realised from the sale or other disposition of the Offer Shares (whether or not the Company continues to be a PFIC). A U.S. Holder has an excess distribution to the extent that distributions on the Offer Shares during a taxable year exceed 125% of the average amount received during the three preceding taxable years (or, if shorter, the U.S. Holder's holding period). To compute the tax on the excess distributions or any gain, (a) the excess distribution or the gain is allocated ratably over the U.S. Holder's holding period, (b) the amount allocated to the current taxable year and any year before the Company became a PFIC is taxed as ordinary income in the current year, and (c) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

Some of the rules with respect to distributions and dispositions described above may be avoided if a U.S. Holder makes a valid "mark-to-market" election (in which case, subject to certain limitations, the U.S. Holder would essentially be required to take into account the difference, if any, between the fair market value and the adjusted tax basis of its Offer Shares at the end of a taxable year as ordinary income (or, subject to certain limitations, ordinary loss), in calculating its income for such year). In addition, gains from an actual sale or other disposition of Offer Shares will be treated as ordinary income, and any losses will be treated as ordinary losses, to the extent of any "mark-to-market" gains for prior years. A "mark-to-market" election is only available to U.S. Holders in any tax year that the PFIC stock is considered "regularly traded" on a "qualified exchange" within the meaning of applicable U.S. Treasury regulations. PFIC stock is "regularly traded" if, among other requirements, it is traded on at least 15 days during each calendar quarter. The Stock Exchange may constitute a qualified exchange if it meets certain trading, listing, financial disclosure and other requirements set forth in the U.S. Treasury regulations. Investors should consult their own tax advisors as to whether the Offer Shares would qualify for the mark-to-market election.

Some of the above rules may also be avoided if a U.S. Holder is eligible for and timely makes a valid "QEF election" (in which case the U.S. Holder generally would be required to include in income on a current basis its pro rata share of the ordinary income and net capital gains of the PFIC). In order to be able to make the QEF election, the Company would be required to provide a U.S. Holder with certain information. The Company does not at present intend to provide the required information.

If the Company is regarded as a PFIC, each U.S. Holder of the Offer Shares must make an annual return on U.S. Internal Revenue Service Form 8621, reporting distributions received and gains realised with respect to each PFIC in which it holds a direct or indirect interest.

Prospective purchasers are urged to consult their own tax advisors regarding whether an investment in the Offer Shares will be treated as an investment in PFIC stock and the consequences of an investment in a PFIC.

Backup Withholding and Information Reporting

Backup withholding and information reporting requirements may apply to certain payments to U.S. Holders of dividends on the Offer Shares and to the proceeds of a sale or redemption of an Offer Share. The Company, its agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding at a rate of 28% (which rate may be subject to change in the future) of such payment if the U.S. Holder fails (a) to furnish the U.S. Holder's taxpayer identification number, (b) to certify that such U.S. Holder is not subject to backup withholding or (c) to otherwise comply with the applicable requirements of the backup withholding rules. Certain U.S. Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. Non-U.S. Holders who hold their Offer Shares through a U.S. broker or agent or through the U.S. office of a non-U.S. broker or agent may be required to comply with applicable certification procedures to establish that they are not U.S. Holders in order to avoid the application of such information reporting requirements and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally may be claimed as a credit against such U.S. Holder's U.S. federal income tax liability provided that the required information is furnished to the U.S. Internal Revenue Service.

Prospective investors should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining this exemption.

Citigroup Global Markets Limited is acting as Representative of the International Underwriters named below. Subject to the terms and conditions set forth in the International Underwriting Agreement dated 31 July, 2003, each International Underwriter named below has agreed to subscribe for or purchase, and the Company has agreed to issue or sell to that International Underwriter, the number of International Offer Shares set forth opposite the International Underwriter's name (subject to the exercise of the Over-allotment Option, adjustment and reallocation).

International Underwriters	Number of International Offer Shares
Citigroup Global Markets Limited	424,440,000
BOCI Asia Limited	64,800,000
BNP Paribas Peregrine Capital Limited	32,400,000
Daiwa Securities SMBC Hong Kong Limited	32,400,000
J.P. Morgan Securities Ltd.	32,400,000
Morgan Stanley & Co. International Limited	32,400,000
CLSA Limited	9,720,000
ING Bank N.V.	9,720,000
UOB Asia (Hong Kong) Limited	9,720,000
Total	648,000,000

The International Underwriting Agreement provides that the obligations of the International Underwriters to subscribe for or purchase the International Offer Shares are subject to approval of legal matters by counsel and to other conditions. The Company and the Public Offer Underwriters also entered into the Public Offer Underwriting Agreement dated 28 July, 2003 which sets forth the terms and conditions of the sale and issuance of the Public Offer Shares.

The Company will pay to the International Underwriters and the Public Offer Underwriters a total commission of 2.5% of the aggregate Offer Price of the Offer Shares, out of which each International Underwriter or Public Offer Underwriter will pay its own sub-underwriting commissions and selling concessions. Citigroup will, in addition, receive a financial advisory fee to be paid by the Company for providing advisory services and for acting as the sponsor to the Offering. Such financial advisory fee and commission, together with the Stock Exchange listing fees, SFC transaction levy, investor compensation levy, Stock Exchange trading fee, legal and other professional fees, printing and other expenses relating to the Offering will be paid by the Company and are currently estimated to be approximately HK$165.0 million in aggregate assuming the Over-allotment Option is not exercised.

The allocation of the Shares between the Public Offer and the International Offer is subject to adjustment. If the number of Offer Shares validly applied for under the Public Offer represents 10 times or more but less than 15 times the number of Offer Shares initially available for subscription under the Public Offer, then 72,000,000 International Offer Shares will be reallocated to the Public Offer from the International Offer, so that an aggregate of 144,000,000 Offer Shares will be available under the Public Offer representing 20% of the Offer Shares initially available under the Offering (assuming the Over-allotment Option is not exercised). If the number of Shares validly applied for under the Public Offer represents 15 times or more but less than 50 times the number of the Offer Shares initially available for subscription under the Public Offer, then 144,000,000 International Offer Shares will be reallocated to the Public Offer from the International Offer, so that an aggregate of 216,000,000 Offer Shares will be available under the Public Offer, representing 30% of the Offer Shares initially available under the Offering (assuming the Over-allotment Option is not exercised). If the number of Offer Shares validly applied for under the Public Offer represents 50 times or more but less than 100 times the number of the

Offer Shares initially available for subscription under the Public Offer, then 216,000,000 International Offer Shares will be reallocated to the Public Offer from the International Offer, so that an aggregate of 288,000,000 Offer Shares will be available under the Public Offer, representing 40% of the Offer Shares initially available under the Offering (assuming the Over-allotment Option is not exercised). If the number of Offer Shares validly applied for under the Public Offer represents 100 times or more the number of the Offer Shares initially available for subscription under the Public Offer, then 288,000,000 International Offer Shares will be reallocated to the Public Offer from the International Offer so that an aggregate of 360,000,000 Offer Shares will be available under the Public Offer, representing 50% of the Offer Shares initially available under the Offering (assuming the Over-allotment Option is not exercised). The number of International Offer Shares available under the International Offer will be correspondingly reduced as a result of any such reallocation.

In addition, if the Public Offer is not fully subscribed, Citigroup may, in its absolute discretion, reallocate all or any unsubscribed Public Offer Shares originally included in the Public Offer to the International Offer in such proportion and in such manner as Citigroup considers appropriate.

The Company has granted to the International Underwriters the Over-allotment Option which is exercisable by Citigroup Global Markets Limited on behalf of the International Underwriters at any time up to a date which will be no later than 30 days after the Listing Date. Pursuant to the Over-allotment Option, the Company may be required to issue and allot at the Offer Price up to an aggregate of 108,000,000 additional Shares. To the extent the Over-allotment Option is exercised, additional Shares will be allocated among the International Underwriters as exclusively determined by Citigroup Global Markets Limited.

The International Underwriters propose to resell the International Offer Shares at the Offer Price set forth on the cover page of this offering circular within the United States to qualified institutional buyers (as defined in Rule 144A) in reliance on Rule 144A and outside the United States in reliance on Regulation S. The price at which the International Offer Shares are offered may be changed at any time without notice.

The International Offer Shares have not been and will not be registered under the Securities Act or any state securities laws and may not be offered or sold within the United States except in transactions exempt from, or not subject to, the registration requirements of the Securities Act.

In addition, until 40 days after the commencement of the International Offer, an offer or sale of International Offer Shares within the United States by any dealer (whether or not participating in the International Offer) may violate the registration requirements of the Securities Act if that offer or sale is made otherwise than in accordance with Rule 144A.

The International Offer Shares may not be offered or sold and, prior to the expiry of a period of six months from the date on which dealings in the Shares commence on the Stock Exchange, may not be offered or sold in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. In addition, no person may communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any International Offer Shares except in circumstances in which Section 21(1) of the FSMA does not apply to the Company. The International Underwriters have complied with all applicable provisions of the FSMA with respect to anything done by them in relation to the International Offer Shares in, from or otherwise involving the United Kingdom.

The International Offer Shares have not been offered or sold, and will not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. No advertisement, invitation or document relating to the International Offer Shares, whether in Hong Kong or elsewhere, has been or will be issued, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to International Offer Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This offering circular has not been, and will not be, registered as a prospectus with the Monetary Authority of Singapore and the International Offer Shares will be offered in Singapore pursuant to an exemption invoked under section 274 and section 275 of the Securities and Futures Act 2001, Chapter 289 of Singapore (the "SFA"). Accordingly, the International Offer Shares may not be offered or sold or be made the subject of an invitation for subscription or purchase nor may this offering circular nor any document or other material in connection with the International Offer be issued, circulated or distributed, either directly or indirectly, to the public or any member of the public in Singapore, other than (i) to an institutional investor or other person specified in section 274 of the SFA, (ii) to a sophisticated investor, and in accordance with the conditions, specified in section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any applicable provisions of the SFA.

It is expected that a public offering without listing of the International Offer Shares will be made in Japan. The International Offer Shares will not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and all other applicable laws and regulation of Japan. As used in this paragraph, "resident of Japan" means any person residing in Japan, including any corporation or other entity organized under the laws of Japan.

This offering circular is not being distributed in the context of a public offer in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code, and has not been submitted to the *Commission des Opérations de Bourse* for prior approval. This offering circular is not to be further distributed or reproduced (in whole or in part) by its recipients and has been distributed on the undertaking that such recipients will only participate in the issue or sale of the International Offer Shares for their own account and undertake not to transfer, directly or indirectly, the International Offer Shares to the public in France, other than in each case in compliance with applicable laws and regulations. The International Offer Shares may not be offered or sold, directly or indirectly, to the public in France, and copies of this offering circular or any other offering material relating to the International Offer Shares may not be distributed or caused to be distributed to the public in France. Any offers, sales and distributions have only been and shall only be made in France to qualified investors *(investisseurs qualifiés)* as defined in and in accordance with Article L. 411-2 of the French Monetary and Financial Code and Decree no. 98-880 dated 1 October, 1998.

The International Offer Shares may not be offered, sold, transferred or delivered, directly or indirectly, in the Netherlands, as part of their initial distribution or as part of any re-offering, and neither this offering circular nor any other document in respect of the International Offer may be distributed or circulated in the Netherlands, other than to persons who trade or invest in securities in the conduct of a profession or business (which include, without limitation, banks, stockbrokers, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises).

The offering of the International Offer Shares has not been cleared by CONSOB (the Italian securities exchange commission) pursuant to Italian securities legislation and, accordingly, no International Offer Shares may be offered, sold or delivered, nor may copies of this offering circular or of any other document relating to the International Offer Shares be distributed in the Republic of Italy, except (i) to professional investors *(operatori qualificati)*, as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of 1 July, 1998, as amended, (ii) in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of 24 February, 1998 (the "Financial Services Act") and Article 33, first paragraph, of CONSOB Regulation No. 11971 of 14 May, 1999, as amended or (iii) to an Italian resident who submits an unsolicited offer to purchase the International Offer Shares. Any offer, sale or delivery of the International Offer Shares or distribution of copies of this offering circular or any other document relating to the International Offer Shares in the Republic of Italy under (i) or (ii) above must be (a) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act and Legislative Decree No. 385 of 1 September, 1993 (the "Banking Act"), (b) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy and (c) in compliance with any other applicable laws and regulations.

No offer of International Offer Shares may be made to the public in the Cayman Islands.

In connection with this Offering, Citigroup and any person acting for it may purchase and sell Shares on the open market. These transactions may include over-allotment, syndicate covering and stabilizing transactions. Over-allotment involves sales of Shares in excess of the principal amount of Shares to be purchased by the International Underwriters in the Offering which creates a short position for the International Underwriters. Covering transactions involve purchases of the Shares in the secondary market, exercising the Over-allotment Option in full or in part, or by any combination of purchases and exercise of the Over-allotment Option. Citigroup and any person acting for it may also cover such over-allotments by borrowing Shares from the shareholders of the Company under stock borrowing arrangements or acquiring Shares from other sources, including any pending exercise of the Over-allotment Option. Any of these activities may have the effect of preventing or retarding a decline in the market price of the Shares. They may also cause the price of the Shares to be higher than the price that otherwise would exist in the open market in the absence of these transactions. However, there is no obligation on Citigroup or any person acting for it to do this. Such stabilizing action, if taken, will be in compliance with all applicable laws and regulatory requirements and may be discontinued at any time. See "Structure of the Offering — Stabilization Action".

Prior to this Offering, there has been no public market for the Shares. Consequently, the Offer Price was determined by negotiations between the Company and Citigroup. Among the factors considered in determining the Offer Price were the Group's record of operations, its current financial condition, its future prospects, its markets, the economic conditions in the future, prospects for the industry in which the Group competes, its management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to the Company.

The Shares will constitute a new class of securities with no established trading market. The Company has applied to list the Shares on the Stock Exchange. The Company provides no assurance that the prices at which the Shares will sell in the market after this Offering will not be lower than the Offer Price or that an active trading market for the Shares will develop and continue after this Offering. The International Underwriters have advised the Company that they currently intend to make a market in the Shares. However, the International Underwriters are not obliged to do so and they may discontinue any market-making activities with respect to the Shares at any time without notice. Accordingly, the Company does not provide any assurance as to the liquidity of the trading market for the Shares.

The Company has agreed that, except as disclosed in the prospectus, neither it nor any of its subsidiaries shall, for a period of six months from the Listing Date, among other things, issue, offer, sell, hedge, grant or otherwise dispose of any Shares or any securities exchangeable or convertible into Shares or which carry rights to subscribe or purchase Shares. Hopewell has also agreed that it shall not (and shall procure that its subsidiaries shall not), for a period of six months from the Listing Date (the "First Six Month Period"), among other things, dispose of any Shares or any other securities exchangeable or convertible into Shares or any direct or indirect interests in any company holding any Shares; and within the period of six month following the expiry of the First Six Month Period, in the event of such a disposal, it shall not cease to be a controlling shareholder of the Company within the meaning of the Listing Rules. Citigroup in its sole discretion may release any of the securities subject to this lock-up agreement at any time without notice. See "Underwriting — Undertakings" in the prospectus.

Certain of the International Underwriters have performed investment banking and advisory services for the Company from time to time for which they have received customary fees and expenses. The International Underwriters may, from time to time, engage in transactions with and perform services for the Company in the ordinary course of their business.

The Company has agreed to indemnify the International Underwriters and certain other persons against certain liabilities, including liabilities under the Securities Act.

TRANSFER RESTRICTIONS

Restrictions in the United States

Each purchaser of the International Offer Shares offered hereby will be deemed to have represented and agreed as follows (terms used herein that are defined in Rule 144A or Regulation S are used herein as defined therein):

(1) The purchaser (A) is a qualified institutional buyer, (B) is aware that the sale of the International Offer Shares to it is being made in reliance on Rule 144A and (C) is acquiring such International Offer Shares for its own account or for the account of a qualified institutional buyer, as the case may be.

(2) The purchaser understands that the International Offer Shares have not been and will not be registered under the Securities Act and may not be reoffered, resold, pledged or otherwise transferred except (A)(i) to a person who the purchaser reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A, (ii) in an offshore transaction complying with Rule 903 or Rule 904 of Regulations S or (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available) and (B) in accordance with all applicable securities laws of the states of the United States.

Investors are hereby notified that the sellers of the International Offer Shares may be relying on the exemptions from the provisions of Section 5 of the Securities Act provided by Rule 144A. No representation can be made as to the availability of the exemption provided by Rule 144 for resale of the International Offer Shares.

Restrictions outside the United States

This offering circular, together with the accompanying prospectus, have been prepared by the Company for use by the International Underwriters named in this offering circular in making offers and sales of the International Offer Shares outside the United States to non-U.S. persons in reliance on Regulation S. The International Offer Shares have not been registered under the Securities Act and may not be offered, sold or delivered in the United States or to, or for the account or benefit of, any U.S. person, unless the International Offer Shares are registered under the Securities Act or an exemption from such registration requirements of the Securities Act is available, in each case in accordance will all applicable securities laws of the states of the United States.

In addition until 40 days after the commencement of the offer of International Offer Shares, an offer or sale of International Offer Shares within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the Securities Act except in certain transactions in accordance with Rule 144A.

LEGAL MATTERS

Certain legal matters have been passed upon for the Company as to Hong Kong law by Woo, Kwan, Lee & Lo and as to Cayman Islands law by Maples and Calder Asia. Certain legal matters have been passed upon for the Underwriters as to Hong Kong and US law by Allen & Overy, Hong Kong. Certain legal matters have been passed upon as to PRC law by Haiwen & Partners.

INDEPENDENT ACCOUNTANTS

The Accountants' Report on the combined financial information relating to the Group for the three years ended 30 June, 2000, 2001 and 2002 and for the ten-month period ended 30 April, 2003 included in the prospectus has been prepared by Deloitte Touche Tohmatsu, the Company's independent auditors and reporting accountants, in accordance with the Auditing Guideline "Prospectuses and the Reporting Accountant" as recommended by the Hong Kong Society of Accountants.

Deloitte Touche Tohmatsu has given its consent to the issue of the prospectus, for the purpose of complying with Section 342B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong).

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If you are in doubt about this prospectus, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.



Hopewell Highway Infrastructure Limited

合和公路基建有限公司*

(Incorporated in the Cayman Islands with limited liability)

GLOBAL OFFERING

Number of Offer Shares under the Offering	:	**720,000,000 Shares (subject to adjustment and the Over-allotment Option)**
Number of International Offer Shares	:	**648,000,000 Shares (subject to adjustment)**
Number of Public Offer Shares	:	**72,000,000 Shares (subject to adjustment)**
Offer Price	:	**not more than HK$4.75 per Share (payable in full on application and subject to refund)**
Nominal Value	:	**HK$0.10 each**
Stock Code	:	**737**

Global Co-ordinator, Bookrunner and Sponsor



Joint Lead Managers





Co-Lead Managers

BNP Paribas Peregrine
JPMorgan
Daiwa Securities SMBC Hong Kong
Morgan Stanley

Co-Managers

CLSA Asia-Pacific Markets **ING Bank N.V.** **UOB Asia (Hong Kong) Limited**
ICEA Capital Limited **Kim Eng Securities (Hong Kong) Ltd** **South China Securities Limited**
Sun Hung Kai International Limited **VC CEF Capital Limited**

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this prospectus, make no representation as to its accuracy or completeness, and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus.

A copy of this prospectus, having attached thereto the documents specified in Appendix X under the heading "Documents delivered to the Registrar of Companies", has been registered by the Registrar of Companies in Hong Kong as required by section 342C of the Companies Ordinance of Hong Kong. The Registrar of Companies and the Securities and Futures Commission in Hong Kong take no responsibility for the contents of this prospectus or any other document referred to above.

The Warrants are not being extended to Hopewell Shareholders whose registered addresses on the Record Date are outside Hong Kong. The receipt, resale, transfer and exercise of the Warrants, and the sale and transfer of Shares issued on exercise of the Warrants, within the United States or by U.S. persons (as such term is defined in Regulation S) are subject to and permitted only in accordance with certain restrictions.

The Offer Price is expected to be fixed by agreement between Citigroup, on behalf of the Underwriters, and the Company on the Price Determination Date, when market demand for the Offer Shares will be determined. The Price Determination Date is expected to be on or about 31 July, 2003 and, in any event, no later than 3 August, 2003.

The Offer Price will be not more than HK$4.75 per Offer Share and is expected to be not less than HK$4.10 per Offer Share. Citigroup on behalf of the Underwriters may, where considered appropriate, with the consent of the Company, reduce the indicative Offer Price range below that stated in this prospectus at any time prior to the morning of the last day for lodging applications in the Public Offer. In such a case, a notice of the reduction in the indicative Offer Price range will be published in the South China Morning Post, the Hong Kong Economic Journal and the Hong Kong Economic Times as soon as possible and in any event not later than the morning of the last day for lodging applications in the Public Offer. **If applications for Public Offer Shares have been submitted prior to the day which is the last day for lodging applications under the Public Offer, then even if the Offer Price range is so reduced such applications cannot be subsequently withdrawn.** Investors applying for Public Offer Shares must pay the maximum price of HK$4.75 per Public Offer Share, together with brokerage of 1%, the Stock Exchange trading fee of 0.005%, the Securities and Futures Commission transaction levy of 0.005% and an investor compensation levy of 0.002%, subject to refund if the final Offer Price determined as described above should be lower than the maximum Offer Price.

If Citigroup (on behalf of the Underwriters) and the Company are unable to reach agreement on the Offer Price, the Offering will not become unconditional and will lapse.

* *For identification only*

28 July, 2003

EXPECTED TIMETABLE[1]

Application lists open[2] . . . . 11:45 a.m. on Thursday, 31 July, 2003

Latest time for:

- lodging **WHITE** and **YELLOW** application forms . . . . . 12:00 noon on Thursday, 31 July, 2003
- giving electronic application instructions to HKSCC . . . . 12:00 noon on Thursday, 31 July, 2003

Application lists close . . . . 12:00 noon on Thursday, 31 July, 2003

Price Determination Date[3] . . . . on or about Thursday, 31 July, 2003

Announcement of the Offer Price, the level of indication of interest in the International Offer, the results of applications and basis of allotment of the Public Offer Shares to be published (with successful applicants' identification document numbers) in the South China Morning Post (in English), the Hong Kong Economic Journal (in Chinese) and the Hong Kong Economic Times (in Chinese) on or before . . . . Tuesday, 5 August, 2003

Refund cheques to be posted on or before[4] . . . . Tuesday, 5 August, 2003

Share certificates and Warrant certificates to be posted on or before[4] . . . . Tuesday, 5 August, 2003

Dealings in Shares and the Warrants on the Stock Exchange to commence on . . . . Wednesday, 6 August, 2003

Notes:

1. All times refer to Hong Kong local time, except as otherwise indicated.
2. If there is a "black" rainstorm warning or a tropical cyclone warning signal number 8 or above in force at any time between 9:00 a.m. to 12:00 noon on Thursday, 31 July, 2003, the application lists will not open on that day. See "How to apply for Public Offer Shares — Effect of bad weather on the opening of the application lists".
3. The Price Determination Date is expected to be on or about Thursday, 31 July, 2003, and in any event no later than Sunday, 3 August, 2003. If Citigroup (on behalf of the Underwriters) and the Company are unable to reach agreement on the Offer Price, the Offering will not become unconditional and will lapse.
4. If you are applying for 1,000,000 Public Offer Shares or above using a **WHITE** or **YELLOW** application form and have indicated in your application form that you will collect your share certificates and/or refund cheques (as applicable) personally from the Company's share registrar, you may collect share certificates and refund cheques (as applicable) in person from the Company's share registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong between 9:00 a.m. and 1:00 p.m. on Tuesday, 5 August, 2003 or on the date notified by the Company in the newspapers as the date of despatch of share certificates and refund cheques. You must show your identification documents to collect your share certificates and/or refund cheques. Applicants being corporations which have opted for personal collection must attend by their authorised representatives bearing letters of authorisation from their corporations stamped with the corporations' chops. Their authorised representatives must produce at the time of collection evidence of identity acceptable to Computershare Hong Kong Investor Services Limited. If you do not collect your share certificates and/or refund cheques, they will be sent to the address on your application form by ordinary post and at your own risk. If you have not indicated on your application form that you will collect your share certificates and/or refund cheques, then they will be sent to the address on your application form on the date of despatch, by ordinary post and at your own risk. Further information is set out under "How to apply for Public Offer Shares" and "Further terms and conditions of the Public Offer".
5. Details of the structure of the Offering, including the conditions of the Public Offer are set out under "Structure of the Offering".

CONTENTS

Prospective investors should rely only on the information contained in this prospectus and the application forms to make their investment decisions.

The Company has not authorised any person to provide prospective investors with information that is different from what is contained in this prospectus.

Any information or representation not included in this prospectus must not be relied on by prospective investors as having been authorised by the Company, the Sponsor, the Underwriters, any of their respective directors or any other person or party involved in the Offering.

CONTENTS

This summary aims to give an overview of the information contained in this prospectus. As this is a summary, it does not contain all the information that may be important to prospective investors and prospective investors should read this prospectus in its entirety before deciding whether to invest in the Offer Shares.

There are risks associated with any investment. Some of the particular risks in investing in the Offer Shares are set out in the section headed "Risk Factors". Prospective investors should read that section carefully before deciding to invest in the Offer Shares.

Various expressions used in this section are defined or explained in the following "Definitions" and "Glossary" sections.

BUSINESS

Introduction

The Group's primary business is to initiate, promote, develop and operate strategically important roads, tunnels, bridges and related infrastructure projects in Guangdong Province in the southern PRC, and in particular the Pearl River Delta ("PRD") region bordering Hong Kong. All the Group's existing projects are strategic components or links in the PRD's developing highway network in which the GS Superhighway forms a major artery between Guangzhou and Shenzhen, reaching Hong Kong at the Shenzhen border.

The Group currently has interests in three principal toll-expressway Projects:

- The Guangzhou-Shenzhen Superhighway
- The Guangzhou E-S-W Ring Road
- Phase 1 of the Western Delta Route

All of the Group's existing Project interests are (or will be, in the case of Phase 1 West) held through Sino-foreign co-operative joint ventures established according to applicable PRC laws, and all involving PRC partners established by, or closely associated with, the governmental or administrative bodies that are responsible for transport infrastructure within the relevant regions and localities.

Growth in Guangdong Province and the PRD

Hopewell is one of the leaders in the PRC infrastructure industry and one of the first foreign companies to have invested in infrastructure projects in the PRC. The Group's involvement in the development of the PRD's highway network stemmed from Hopewell's vision of the potential which could be unlocked from Guangdong and in particular the PRD following the PRC's economic reforms of the late 1970s. Consistent with Hopewell's original expectations, economic and industrial growth in Guangdong Province, particularly the PRD, has proved to be one of the prime catalysts for the development of the highway network.

Guangdong Province is one of the wealthiest and fastest growing provinces in the PRC. GDP of Guangdong Province has shown compound annual growth of approximately 19% over the period between 1991 and 2001, outperforming the PRC average. According to the Guangdong Statistical Yearbook 2002, foreign direct investment in Guangdong Province in 2001 totalled US$11.9 billion, representing approximately 25% of total foreign direct investment in the PRC. Guangdong's share of total national exports was approximately 36% or US$95.4 billion. According to a Working Report for Guangdong Province published by the former Governor of Guangdong Province, Mr. Lu Rui Hua, on 13 January, 2003, Guangdong Province is estimated to have experienced significant growth in economic activity in 2002: GDP for 2002 is estimated at RMB1,167.4 billion (approximately US$141 billion) (approximately 10% growth against 2001) and total exports are estimated at US$118.6 billion (approximately 24% growth against 2001).

The PRD lies at the mouth of the Pearl River Estuary in the southern part of Guangdong Province. Following the PRC's adoption of open door economic reform policies in the late 1970s, the PRD has rapidly been transformed from an agricultural region to become one of the world's most important centres of industrial output and is continuing to grow. While the PRD has only around 30% of the population of Guangdong Province, in 2001 it accounted for approximately 78% of Guangdong Province's total GDP, approximately 98% of its foreign direct investment and approximately 95% of its exports.

The PRD has benefited particularly from its proximity to Hong Kong and the existence of special economic zones and open coastal cities which were established to boost the new economic reforms. This environment has enabled the PRD to attract substantial foreign investment and has led to a process of progressive economic integration between the PRD and Hong Kong. The Company expects this process of economic integration to be further enhanced by the Closer Economic Partnership Arrangement ("CEPA") signed on 29 June, 2003. CEPA sets out a number of economic measures with respect to trade in goods and services and investment facilitation, including tariff reductions and liberalisation of professional and investment services. The Company sees such measures as a significant positive development in the economic relationship between the PRC and Hong Kong.

Guangdong's highway system has grown hand-in-hand with the economic development of Guangdong for the past two decades. The province's GDP grew more than 40 times from 1980 to 2001. At the same time, the highway system expanded rapidly to support this growth. Highway length was merely 49,495 km in 1980 and was 104,798 km at the end of 2001. Appreciating the role that a developed highway network plays in economic development from its own experience, the Guangdong government made highway improvement its prime priority in its Tenth Five-year Plan (2001 - 2005), with the vision of linking all major cities in the province as well as connecting to other provinces.

Since its first full year of operations in 1995, the GS Superhighway has seen compound annual growth in average daily tolled traffic flow of approximately 16%. In 2002, the GS Superhighway JV was ranked by the Ministry of Foreign Trade and Economic Cooperation among the top 500 foreign companies in the PRC in terms of revenue.

History and Development of Projects

HHI normally aims to take the lead role in the initiation and promotion of its Projects. The GS Superhighway Project was established in the mid-1980s as Hopewell was pushing forward with its vision of an integrated PRD highway network following the PRC's economic reforms of the late 1970s. The Project resulted from initiatives of Hopewell outlined in a proposal letter submitted to the Guangdong Provincial Government in December 1978.

HHI took the lead role throughout the process of initiation and promotion of the GS Superhighway Project, including negotiation of the concession rights established by the JV Contract, and the construction contracts, and in arranging financing for the Project. The Guangzhou E-S-W Ring Road Project originated from the same proposal letter in 1978. HHI again took the lead role throughout the process of initiation and promotion of the Project.

The Three Existing Projects

Through Sino-foreign co-operative joint venture arrangements established according to applicable PRC laws, the Group holds interests in the following three toll-expressway projects:

- **The GS Superhighway**: the GS Superhighway is a 122.8 km closed system dual three lane expressway running from Guangdan in Guangzhou to the Hong Kong-Shenzhen border crossing at Huanggang in Shenzhen.

As the first and currently the only expressway directly connecting Guangzhou, the capital of Guangdong Province, with Shenzhen and Hong Kong, the GS Superhighway is a major artery in the developing PRD highway network, forming a north-south corridor in the eastern PRD running through Dongguan and reaching Hong Kong at the Shenzhen border.

Many populous and/or industrial towns, and important facilities including the Shenzhen Baoan Airport and various sea ports, are connected to the GS Superhighway's 18 strategically placed interchanges, and the expressway is well connected to the other major highways in the PRD. In particular, as the only expressway connection between Shenzhen and the Humen Bridge, the GS Superhighway is the most important route for traffic between Shenzhen and locations in the western and south-eastern parts of the PRD.

- **The Guangzhou E-S-W Ring Road**: the Guangzhou E-S-W Ring Road is a 38 km closed system dual three lane expressway by-pass route running along the eastern, southern and western fringes of Guangzhou city. Its eastern and western ends connect to Guangzhou's northern by-pass creating an inter-connected expressway ring road route surrounding Guangzhou city.

  The Guangzhou E-S-W Ring Road is a strategic component of the road system serving the increasingly heavy traffic flow in and around Guangzhou city. The route is an important by-pass for the high volume of external traffic which passes Guangzhou en route to other destinations via the many major highways which serve Guangzhou. It also provides an important route for Guangzhou traffic as an alternative to medium to long trips through central parts of the city.

  The GS Superhighway connects to the Guangzhou E-S-W Ring Road, as will Phase 1 of the Western Delta Route.

- **Phase 1 West**: Phase 1 of the Western Delta Route, currently under construction, will be a 14.7 km closed system dual three lane expressway fulfilling the strategic need for a high speed link between Guangzhou city and Shunde. It is expected to reduce the journey time between the two cities to approximately 10 to 15 minutes from a journey of approximately 40 minutes on existing roads.

Table of Key Statistics

	GS Superhighway	Guangzhou E-S-W Ring Road	Phase 1 West
Route	Guangdan in Guangzhou to Huanggang border crossing in Shenzhen	Connecting Guangdan, Luntou, Chigang and Shabei in Guangzhou	Hainan interchange of Guangzhou E-S-W Ring Road to northern end of Bigui Road in Shunde
Classification	Expressway	Expressway	Expressway
Total length (km)	122.8 km	38 km	14.7 km
Number of lanes	Dual 3 lanes	Dual 3 lanes	Dual 3 lanes
Joint venture partner(s)	Guangdong Provincial Highway Construction Company	(1) Guangzhou City Tongda Highway Company (2) CKI	Guangdong Provincial Highway Construction Company
Total number of directors of the joint venture company	10	15	8
Group's entitlement to appoint directors	5	5	4

	GS Superhighway	Guangzhou E-S-W Ring Road	Phase 1 West
Approval mechanism of the board for significant matters	Unanimous approval of all the board members present at a board meeting is required for various matters, including appointment and removal of the general manager, the detailed direction of the routes, plans for the road sections, technical standards and construction period of each construction phase of the highway, changes in the total investment and the registered capital, insurance, financing, distribution of profits and changes in articles of association All other matters are required to be passed by a simple majority of the directors attending the meeting A meeting of the board shall be attended by at least 60% of the directors	Unanimous approval of all the board members present at a board meeting is required for various matters, including the detailed direction of route, size of construction and technical standards, level of tolls, financing, distribution of profit, amendments to the articles of association, changes in the registered capital and creating encumbrances over any of the assets All other matters are required to be passed by a two-thirds majority of the directors attending the meeting, including at least 2 directors from each of the joint venture partners A meeting of the board shall be attended by at least two-thirds of the directors	Unanimous approval of all the board members present at a board meeting is required for various matters, including the approval of the annual budget and accounts, the approval of major contracts, changes in the total investment and the registered capital, distribution of profits and changes to the articles of association All other matters are required to be passed by a two-thirds majority of the directors attending the meeting A meeting of the board shall be attended by at least two-thirds of the directors
Concession period	30 years from 1 July, 1997	30 years from 1 January, 2002	30 years from date of establishment (expected in 2003)
Arrangement upon end of concession period	All fixed assets will be transferred to The Guangdong Provincial Highway Construction Company without consideration The parties will participate in any residual surplus assets according to their respective profit sharing ratios at that time	All fixed assets will be transferred to Guangzhou City Tongda Highway Company without consideration Any current assets will be distributed to Guangzhou City Tongda Highway Company, the Group and CKI in the proportion of 30%, 35% and 35% respectively	All fixed assets will be transferred to the responsible governmental authority without consideration The parties will be entitled to any residual surplus assets in equal proportions
Opening date	July 1994 (trial) 1 July, 1997 (official)	June 2000	Scheduled for mid-2004
Status	Fully operational, collecting tolls	Fully operational, collecting tolls	Under construction since December 2001
Group's %	Profit share: First 10 years: 50% Next 10 years: 48% Final 10 years: 45%	Net cash flow: First 10 years: 45.0% Next 10 years: 37.5% Final 10 years: 32.5%	Net operating income: 50%

Notes:

(1) The joint venture partners' proportionate entitlements to profit share, net cash flow and net operating income, respectively, relate to the applicable concession period and accord with the terms of the respective JV Contracts which reflect (among other things) the basis on which the Projects were originally financed. See section on financing of the respective Projects under "The Road Projects".

(2) Information with respect to Phase 1 West is based on the terms of the proposed JV Contract which have been agreed between the parties but remain subject to approval by applicable PRC regulatory authorities.

The Group's Co-operative Joint Ventures

The Group's co-operative joint ventures are jointly controlled by the respective joint venture partners and no one partner has absolute control. Although the JV Contracts do not expressly confer on the Group any power of veto over the affairs of the JV Enterprises, the Group's joint venture arrangements typically require consensus among HHI and its joint venture partners in relation to major decisions such as changes in total investment or registered capital, financing arrangements, appointment of senior management, distribution of profits, changes to articles of association and insurance. HHI's overall experience in relation to its joint ventures has indicated that its joint venture contracts provide effective safeguards on significant decisions and changes and that, in practice, significant decisions are taken based on consensus among the joint venture partners.

Historic Traffic Flows and Toll Receipts

The following table illustrates historic growth in average daily tolled traffic flow and total annual toll receipts for the Group's two operating Projects since their respective first full year of operations.

			Year on year growth[(2)]		Year on year growth[(2)]		Year on year growth[(2)]		Year on year growth[(4)]	
	1995[(1)]	2000		2001		2002		2003[(4)]		CAGR[(3)]
The GS Superhighway										
Average daily tolled traffic flow (no. of vehicles)	48,678	103,388	19.2%	114,930	11.2%	136,612	18.9%	162,998	30.3%	15.9%
Toll receipts (RMB million)	648	1,733	19.1%	1,825	5.4%	1,974	8.1%	1,073	14.4%	17.2%
	1998[(1)]	2000[(5)]		2001		2002		2003[(4)]		CAGR[(3)]
The Guangzhou E-S-W Ring Road										
Average daily tolled traffic flow (no. of vehicles)	7,589	32,242	38.0%	31,212	(3.2%)[(6)]	36,120	15.7%	38,796	17.1%	47.7%
Toll receipts (RMB million)	18	151	74.8%	168	10.7%	199	18.5%	107	18.6%	81.3%

Notes:

(1) 1995 represents the first full year of operations for the GS Superhighway. 1998 represents the first full year of operations for the Guangzhou E-S-W Ring Road JV, although sections of the ring road only became open to traffic throughout the period from 1997 to June 2000 and the ring road was not completed until 26 June, 2000.

(2) Year-on-year growth represents percentage change compared to the previous calendar year.

(3) Compound annual growth rates ("CAGR") for each Project are calculated from and including the first full year of operations up to and including 2002.

(4) Statistics for 2003 cover the first six months of the year and have been compared with the corresponding period in 2002. As the above information is presented on a calendar year basis, the first six months of 2003 cover the second six months of the financial year ended 30 June, 2003.

(5) The entire length of Guangzhou E-S-W Ring Road was opened on 26 June, 2000.

(6) The decline in 2001 can be attributed to the timing and temporary distortive effect of changes in Guangzhou's traffic policy to reduce urban congestion in central Guangzhou. Implementation of these measures led to a period between January and December, 2001 during which non-Guangzhou registered vehicles were able to access Guangzhou toll-free (see "The Road Projects — Guangzhou E-S-W Ring Road — Operations — Trends").

Toll rates for closed system expressways in Guangdong Province are approved by the Guangdong Provincial Government following joint review by the Guangdong Provincial Bureau of Communications and the Guangdong Provincial Price Bureau and take the form of a rate per km travelled based on vehicle classification and a stepped scale in multiples of the base charge for the smallest category of vehicles. Toll receipts for the GS Superhighway and the Guangzhou E-S-W Ring Road are therefore principally dependent on traffic volume by vehicle categories, applicable toll rates and distances travelled.

Growth Profile

GS Superhighway Traffic vs. Guangdong GDP


GDP (US$ bn)
Average Daily Tolled Traffic ('000)
160
140
120
100
80
60
40
20
0
1995 1996 1997 1998 1999 2000 2001 2002
GS Superhighway Average Daily Tolled Traffic Flow ('000)
Guangdong GDP (US$ billion)

GS Superhighway Traffic vs. Guangdong Private Vehicle Ownership


Private Vehicle Ownership (Cars per 1,000 inhabitants)
Average Daily Tolled Traffic ('000)
30
25
20
15
10
5
0
160
140
120
100
80
60
40
20
0
1995 1996 1997 1998 1999 2000 2001 2002
GS Superhighway Average Daily Tolled Traffic Flow ('000)
Private Vehicle Ownership (per 1,000 inhabitants)

Notes:

(1) GDP refers to gross domestic product of Guangdong Province according to the Guangdong Statistical Yearbook.

(2) Private vehicle ownership represents the number of civilian vehicles privately owned per 1,000 inhabitants according to the China Statistical Yearbook, 1996, 2001 and 2002.

(3) Private vehicle ownership for 2002 is extrapolated based on compound annual growth from 1995 to 2001.

(4) Traffic flow refers to average daily tolled traffic flow on the GS Superhighway and traffic mix is the composition of that same traffic.

GS Superhighway
Average Daily Tolled Traffic Flow


Number of vehicles
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
CAGR = 15.9%
5%
1%
22%
23%
48%
5%
1%
23%
23%
48%
4%
1%
22%
22%
52%
3%
2%
21%
20%
55%
5%
2%
21%
19%
54%
5%
1%
21%
18%
54%
5%
1%
21%
16%
57%
4%
1%
18%
14%
62%
4%
2%
18%
13%
63%
1995
1996
1997
1998
1999
2000
2001
2002
2003 (Up to 30 June)
Year
Class 1
Class 2
Class 3
Class 4
Class 5

Notes:

(1) The various vehicle categories for GS Superhighway are as follows: Class 1 (cars, jeeps, passenger/cargo vans in the form of taxis, motorcycles), Class 2 (vans, small passenger/cargo vans and light trucks), Class 3 (medium sized vans, large cars and medium sized trucks), Class 4 (large luxurious cars, large trucks, heavy trailers, 20 ft. container trucks), Class 5 (double deck cars, heavy trucks, heavy trailers, 40 ft. container trucks).

(2) Compound annual growth rate ("CAGR") for GS Superhighway is calculated from and including the first complete year of operation in 1995 up to and including 2002.

The following tables provide a more detailed monthly comparison of average daily toll receipts and average daily tolled traffic flow for the most recent two financial years ended 30 June, 2002 and 30 June, 2003.

GS Superhighway
Growth in monthly average daily toll receipts and monthly average daily tolled traffic flow

	Average Daily Toll Receipts (RMB '000)			Average Daily Tolled Traffic Flow		
Month	**2001**	**2002**	**% Growth**	**2001**	**2002**	**% Growth**
July	5,032.9	5,373.0	6.8%	115,049	136,480	18.6%
August	5,373.1	5,686.0	5.8%	122,738	145,968	18.9%
September	5,492.2	5,725.7	4.3%	126,596	148,773	17.5%
October	5,180.7	5,622.8	8.5%	121,009	148,572	22.8%
November	5,070.3	5,598.7	10.4%	121,842	150,646	23.6%
December	4,971.2	5,773.9	16.1%	120,694	157,156	30.2%
	2002	**2003**	**% Growth**	**2002**	**2003**	**% Growth**
January	4,961.3	6,301.6	27.0%	121,742	167,521	37.6%
February	5,022.1	5,703.9	13.6%	114,304	148,573	30.0%
March	5,377.5	6,222.6	15.7%	129,193	172,856	33.8%
April	5,472.4	6,036.7	10.3%	133,611	166,015	24.3%
May	5,168.3	5,367.1	3.8%	125,746	150,454	19.6%
June	5,081.7	5,933.7	16.8%	125,377	171,544	36.8%

Guangzhou ESW Ring Road

Growth in monthly average daily toll receipts and monthly average daily tolled traffic flow

Month	Average Daily Toll Receipts (RMB '000)			Average Daily Tolled Traffic Flow		
	2001	2002	% Growth	2001	2002	% Growth
July	447.4	543.4	21.5%	30,502	35,962	17.9%
August	475.7	579.2	21.8%	32,095	38,342	19.5%
September	503.8	617.4	22.5%	34,083	40,682	19.4%
October	457.7	591.2	29.2%	31,943	39,209	22.7%
November	491.2	601.6	22.5%	33,469	40,071	19.7%
December	473.9	598.4	26.3%	32,329	40,183	24.3%
	2002	2003	% Growth	2002	2003	% Growth
January	485.3	590.7	21.7%	32,636	39,499	21.0%
February	375.5	466.7	24.3%	26,229	32,444	23.7%
March	527.5	624.0	18.3%	34,383	40,591	18.1%
April	550.2	637.0	15.8%	36,574	41,158	12.5%
May	527.9	606.6	14.9%	34,542	38,082	10.2%
June	517.7	616.1	19.0%	33,886	40,522	19.6%

KEY STRENGTHS

The Directors believe that, with over two decades' experience in the PRC toll road infrastructure industry, the Group has developed the following strengths and competitive advantages:

— **The Group has successfully established a portfolio of operational and revenue generating toll expressway projects**

- The GS Superhighway and the Guangzhou E-S-W Ring Road have been completed and generate daily cash receipts.
- Revenues from these projects provide a sound financial base and the basis for the Group to enjoy a reliable cash return.
- The GS Superhighway has seen compound annual growth in average daily tolled traffic flow of 15.9% since its first full year of operations in 1995.

— **The Group's roads are strategically located in high economic growth areas within the PRD**

The GS Superhighway

- The GS Superhighway is the first and currently the only expressway directly connecting Guangzhou in the north with Shenzhen and Hong Kong in the south, forming a corridor of economic activity.
- It forms a major artery in the developing PRD highway network, connecting the key municipalities of Guangzhou, Dongguan and Shenzhen. These municipalities have become the leading centres within the PRD during its recent period of substantial economic growth.
- Many other towns and facilities along the route have grown up or expanded significantly with the development of the expressway. This has reinforced the importance of the expressway.

The Guangzhou E-S-W Ring Road

- The Guangzhou E-S-W Ring Road is a strategic component of the road system serving the increasingly heavy traffic flow in and around Guangzhou. Guangzhou is continuing to expand and develop as the commercial centre of Guangdong Province.
- The strength of the Guangzhou E-S-W Ring Road is significantly dependent on its connectivity, that is the number of major feeder roads connecting it with destinations for potential traffic such as populous and important industrial regions, airports and other facilities within the PRD. In addition to existing connections, further connections planned include: Phase 1 West, linking with Shunde (planned for opening during 2004); and the Guangzhou Southern Expressway, linking with the Guangzhu East Line and the Nansha Port Development Area (scheduled for opening in 2005).
- In light of experience with ring roads in other major cities, the Directors anticipate that the Guangzhou E-S-W Ring Road will be an increasingly important component of the traffic system serving the greater Guangzhou metropolitan area, and supporting the city's outward expansion.

Phase 1 West

- Phase 1 of the Western Delta Route will fulfil the strategic need for a high speed link between Guangzhou city and Shunde. The Directors expect it to reduce the journey time between the two cities to approximately 10 to 15 minutes from a journey of approximately 40 minutes on existing roads.

— **The Group's Projects benefit from high barriers to competition**

- The high entry barriers in the toll highway industry offer the Company substantial incumbency and lead-time advantages. Financing capacity, technological know-how, established governmental and business relationships, and ability to commit resources to lengthy regulatory approval and development processes are among the critical qualities for success.
- The long-term significance of the Group's routes has increased with the growth of surrounding towns and facilities, and the clustering of population, industry and services in areas along the routes.
- Usage of roads depends on their accessibility relative to points of origin and destination for their potential traffic. The Group's completed roads are already supported by major feeder roads connecting with many of the most highly populous and important industrial regions, airports and other facilities in the PRD, and are well connected with the region's other major highways.
- The process of obtaining necessary official approvals, land use rights and financing for a PRC road project is complex, lengthy and expensive. Construction is also a lengthy and uncertain process. As a result, road projects have a long lead-time to completion.

— **The Company has a well-defined strategy focusing on Guangdong Province and the PRD**

- The Company's strategy is to leverage on its superior competitive advantages and the high barriers to entry of the industry to capture growth opportunities.
- The Group is well positioned to capitalise on continued growth within Guangdong Province and the PRD.
- All of the Group's Projects are strategic components or links within a developing highway network in the PRD and benefit from the continuing development of the wider network.

- The PRC's accession to the World Trade Organisation in 2001 is widely expected to contribute to continued growth in highway usage in the PRC, and the Company also anticipates that the implementation of CEPA will have a positive effect on trade and traffic flow between Hong Kong and the PRC. The Company expects Guangdong Province and the PRD to remain at the forefront of industrial and economic growth in the PRC.

— **The Group is well positioned to capitalise on new opportunities**

While the Company believes that its track record makes it well positioned to participate in further projects, the Company will only pursue opportunities which the Company believes will generate a satisfactory return on investment.

- The Group has proven expertise in the initiation, promotion, development and operation of PRC toll-road projects.
- The Group has a track record of successful co-operation with important PRC joint venture partners.

— **The Group benefits from experienced and professional management.**

STRATEGY

The Company's strategy is to leverage on its superior competitive advantages and the high barriers to entry of the industry to capture growth opportunities. This strategy involves the following principal elements:

— **To continue to focus on strategically important transport infrastructure projects in Guangdong Province and the PRD**

The Company believes that the Group's focus on Guangdong Province and the PRD will continue to deliver benefits resulting from the region's strong economic growth and the progressive economic integration of the PRD and Hong Kong.

— **To maintain the competitiveness of the existing Projects, and the stability of returns, through effective management and forward planning**

- The Company views the management of its completed Projects as the provision of a service to road users, and believes that alignment, accessibility, speed and safety are the key factors that influence road users in their choice of route.
- The Company aims to protect returns by ensuring that its roads are well maintained and offer smooth flow of traffic.

— **To capitalise on opportunities to participate in further projects**

- The Company believes that its experience, track record, connections and reputation within the PRC will continue to lead to opportunities to participate in further projects.
- The Company believes that the development of a bridge-tunnel connecting Zhuhai in Guangdong and Macau with Hong Kong will be strategic to the further economic development of the PRD, Hong Kong and Macau.
- The Group, through HHI West Co, retains the concession rights for Phases 2 and 3 of the Western Delta Route. Although no firm plans have yet been formulated for development of Phase 2 or 3, the development of these further Phases is being actively pursued by the Group.
- In addition to the projects it initiates, the Group will, in appropriate cases, consider other opportunities to participate in projects which are aligned with the Group's focus on strategically important road and related infrastructure projects.
- While the Group's primary focus is on Guangdong Province and the PRD, the Group's track record, connections and reputation may give rise to other opportunities in the PRC.

FUTURE PROSPECTS

General

The Directors consider that the Company is well positioned to benefit from continued economic growth in the PRC in general, and within Guangdong Province and the PRD in particular. In the shorter term, the Company expects to see continuing growth in traffic demand within Guangdong Province and the PRD driven by continuing economic growth in the PRC generally, and in Guangdong Province and the PRD in particular, and by associated growth in vehicle ownership and usage. Based on this expectation, the Company believes that traffic flow for the Group's existing Projects will show continuing growth. In addition to general economic factors, the Company's prospects depend on a combination of factors relevant to its existing Projects and its potential for participating in future projects.

The GS Superhighway

The GS Superhighway is a strategically important route. As the first and currently the only expressway directly connecting Guangzhou with Shenzhen and Hong Kong, the long term significance of the expressway has been enhanced by the urban and industrial corridor which has developed along the route.

Guangzhou continues to expand, as do the towns, cities and industrial centres along the route of the GS Superhighway. For example, as Dongguan has expanded, its road network has also been developed and expanded significantly to provide enhanced connectivity with the GS Superhighway, thereby establishing the conditions for increased usage of the expressway.

The route is also well positioned to benefit from significantly improved convenience and efficiency of border crossing since the Huanggang border crossing with Hong Kong was opened on a 24 hour basis from 27 January, 2003.

The Guangzhou E-S-W Ring Road

Guangzhou continues to expand and develop as the commercial centre of Guangdong Province. As Guangzhou continues to expand and develop, there is an increasing need for routes to accommodate traffic away from the congested city centre and to support the city's outward expansion. This has recently led to changes in Guangzhou's traffic policy imposing access restrictions to central Guangzhou.

Since implementation of these changes between December 2001 and May 2002, the Guangzhou E-S-W Ring Road has seen significant growth in traffic volume. In light of the experience with other major cities, the Directors anticipate that the Guangzhou Ring Road, of which the Guangzhou E-S-W Ring Road is an integral part, will be an increasingly important component of the traffic system serving the greater Guangzhou metropolitan area.

Specifically, the Company believes the Guangzhou E-S-W Ring Road is well placed to benefit from increased traffic flow from the opening of several major new connecting and feeder roads which are planned to be opened in 2004 and 2005.

Phase 1 West

The completion of Phase 1 of the Western Delta Route will fulfil the strategic need for a high speed link between Guangzhou city and Shunde. It is expected to reduce the journey time between the two cities to approximately 10 to 15 minutes from a journey of approximately 40 minutes on existing local roads. The Company expects there to be an immediate and increasing demand for a high speed route between these major centres.

Potential Further Projects

The Directors believe that the Group's track record in successfully completing PRC toll expressway projects, and the connections and reputation established by Hopewell and HHI and their directors and executives within the PRC, will continue to lead to opportunities to participate in further projects. However, the Company will only pursue opportunities which are consistent with its overall business strategies, and which the Company believes will generate a satisfactory return on investment.

In accordance with this strategy, the Company will be actively pursuing the following projects:

The Guangdong-HK-Macau Bridge-Tunnel Project

The Company believes that the development of a bridge-tunnel connecting Zhuhai in Guangdong and Macau with Hong Kong will be strategic to the further economic development of the PRD, Hong Kong and Macau.

In addition to being a logical and significant step in furthering the development of the PRD, Macau and Hong Kong as an integrated economic zone, the Company believes that this project would open up and accelerate the economic development of the western PRD resulting in the enhancement of the overall competitiveness of the PRD as a world-wide manufacturing base, providing new dynamism to the economy of Hong Kong as well as further developing Hong Kong, Macau, Zhuhai and Shenzhen into an integrated tourist zone.

In the Policy Agenda of the Second Term Government of the HKSAR published on 8 January, 2003, and in the Hong Kong Chief Executive's address to the Hong Kong Legislative Council delivered on the same date, it was stated that such a bridge link is being pursued as a priority project subject to the results of an ongoing PRC governmental feasibility study.

HHI has devoted significant efforts to promoting this project and will continue to actively pursue it. If the project proceeds, the Company believes it would be well positioned to participate subject to satisfactory investment considerations.

Phases 2 and 3 of the Western Delta Route

The Group, through HHI West Co, retains the concession rights for Phases 2 and 3 of the Western Delta Route. Although no firm plans have yet been formulated for development of Phase 2 or 3, the development of these further Phases is being actively pursued by the Group and may be implemented by way of a joint venture with a suitable PRC partner.

Phases 2 and 3 of the Western Delta Route are envisaged to comprise approximately 42 km of expressway running from the southern end of Phase 1 West in Shunde through to Zhongshan. At Zhongshan, the route would connect with (i) National Highway 105, which runs through to Zhuhai in the south, and (ii) the Jiangzhong Expressway (planned to be completed in 2004) which will link Jiangmen in the west and the Guangzhu East Line in the east. On completion of all three Phases of the Western Delta Route, it would create an arterial expressway system directly linking Guangzhou, Nanhai, Shunde and Zhongshan.

RELATIONSHIP WITH THE HOPEWELL GROUP

As part of the reorganisation of Hopewell's China infrastructure division, and in anticipation of the Offering, the Company has been established as the new holding company for Hopewell's toll-expressway and related infrastructure business and for its three existing closed system toll-expressway Projects. Following completion of the Offering, Hopewell will continue to be the Company's controlling shareholder (as that term is defined in the Listing Rules).

The Company has adopted a policy that, in general, the Group will only participate in closed system expressway projects (as opposed to open system highways), unless the size of the project makes it justifiable for the Group to do otherwise or if there are other special circumstances. Some of the distinguishing features between closed system expressways and open system highways are set out below:

Expressway/Superhighway	Open system highway
Designed for higher speed driving and faster transit from destination to destination without disruption by intersections/junctions.	Designed to facilitate access to local townships/regions along the highway.
Connection with other roads is through interchanges so that through traffic will not be disrupted. Interchanges are connections by means of ramps.	Other roads will intersect with the highway and connection with other roads is through intersections/junctions which are controlled by a roundabout or traffic light. Therefore, traffic flow will be disrupted by the intersections/junctions.
Full access control — entry and exit only through interchanges (or established entrance/exit points).	Partial access control or no access control — vehicles can enter and exit through the intersections/junctions along the highway. Intersections/junctions are connections without entrance or exit ramps and are usually equipped with traffic lights.
The entire route is enclosed. All traffic has to access the road through controlled entrances and exits.	The route of the highway may not be enclosed. Vehicles are only charged at toll plazas and can use the highway without paying as long as no toll plaza is crossed.
Design speed of at least 100km/hour.	Design speed of below 100km/hour; for class I highways, the usual design speed is 80km/hour.
For tolled expressways, tolls are usually charged on the basis of distance travelled.	For tolled open system highways, tolls are collected at fixed toll collection points. If a vehicle enters or exits the highway without passing through a toll collection point, no toll will be payable even if part of the highway has been used.

Consequently, Shunde Roads and Shunde 105, which are two open system class 1 highway projects in Shunde have been retained by the Hopewell Group. There is no direct competition between the projects of the Group on the one part and Shunde Roads and Shunde 105 on the other as their routing and areas covered are different. Currently, the Group has no intention of acquiring Hopewell Group's interest in Shunde Roads or Shunde 105. However, it is possible that as and when the time is right in the future for the development of Phase 3 of the Western Delta Route, and depending on the final alignment of the route, the Group may seek to acquire the 22.8 km Bigui Road section of Shunde Roads (or certain parts thereof) for the purpose of that project.

The Group has a clear business focus, distinct from that of the Hopewell Group. The Group's business focuses on the initiation, promotion, development and operation of strategically important roads, tunnels, bridges and related infrastructure projects in Guangdong Province and particularly the PRD. Strategically important projects would be those which would be important to (i) the traffic flow or profitability or a project of the Group, (ii) the acquisition by the Group of any new project rights, (iii) the achievement or maintenance of the strategic position of the road projects of the Group in the overall highway system or network, or (iv) the Group in its overall business plan. None of the members of the Hopewell Group is engaged in the business of PRC toll road infrastructure, except for the Hopewell Group's 25% interest in a jointly-controlled entity operating Shunde Roads and 30% interest in a jointly-controlled entity operating Shunde 105.

Hopewell has given a non-compete undertaking to the Company to the effect that for so long as Hopewell is a controlling shareholder and remains the single largest shareholder of the Company, Hopewell will not (by itself or through its subsidiaries, excluding the Group) engage in investment in toll road projects (including bridges and tunnels) in the PRC except in certain limited circumstances. (See "Relationship with the Hopewell Group — General").

Following completion of the Offering, Hopewell will continue to be the Company's controlling shareholder. Hopewell is one of the leaders in the PRC infrastructure industry and one of the first foreign companies to have invested in infrastructure projects in the PRC.

RISK FACTORS

The Directors consider that there are certain risks involved in investing in the Offer Shares. The risks can be categorised into:

— **Risks relating to the business of the Group**

- Lack of a majority or controlling interest in the Projects
- A decline in traffic volume may adversely affect the revenue and earnings of the Group
- The Group's results of operations may be affected by competing roads and bridges and other modes of transportation
- Certain ancillary government approvals are outstanding for the GS Superhighway and Guangzhou E-S-W Ring Road Projects
- Capital expenditure on completed Projects may be unpredictable, and the operation of the Group's toll expressways may be affected by events outside the Group's control
- The JV Enterprises have significant borrowings and therefore the Group's financial performance could be affected by general economic conditions and factors
- Toll receipts may be affected by the integrity of the toll collection systems
- The Company will be controlled by Hopewell, whose interests may differ from those of the Company's other shareholders

— **Risks relating to Phase 1 West and future projects**

- Approvals, JV Contract and financing remain to be concluded
- Cost overruns and delays may adversely affect the Group's results of operations
- Future growth prospects will be affected by the Group's ability to develop new projects and the pursuit of new projects may not be successful

— **Risks relating to dividends and cash flow**

- Dividend payments by the Company to Shareholders are dependent on profit distributions from the Group's JV Enterprises in the PRC
- The Group's depreciation costs are variable and subject to traffic volume
- Inter-company dividend transactions prior to the separate existence of the Group are not representative of future dividend policy

— **Risks relating to PRC toll road sector**

- The toll regime significantly impacts the Group's revenues and is regulated by government authorities
- Changes to the provincial government's transportation-related policies may impact the Group's revenues and earnings
- Proposed new toll collection arrangements have consequential risks and uncertainties
- The imposition of restrictions or onerous requirements by governmental authorities could adversely affect the Group's Projects

— **Risks relating to the PRC**

- Economic, political and social conditions, as well as government policies, in the PRC could affect the Group's results of operations
- The PRC legal system has inherent uncertainties that may limit the legal protections available to the Group
- The preferential tax treatment applicable to the Projects may not continue
- Government control of currency conversion may adversely affect the Group's operations and financial results
- Fluctuation of the Renminbi could materially affect the Group's financial condition and results of operations

— **Risks relating to the Offering**

- The liquidity and price of the Shares following the Offering may be volatile
- Future sales of substantial amounts of the Shares in the public market could adversely affect the price of the Shares
- Certain statistics are derived from publications not independently verified by the Group, the Underwriters or their respective advisors
- There may be possible deviation in the actual use of proceeds from the Offering from the intended use
- Forward-looking statements contained in this prospectus may not be fulfilled
- Assumptions relied on by independent consultants and experts may not be accurate

SUMMARY OF HISTORICAL FINANCIAL INFORMATION

The following tables present: summary combined income statement data, combined balance sheet data and combined cash flow data from the audited combined financial information with respect to the Group for the three years ended and as of 30 June, 2000, 2001 and 2002 and the ten months ended and as of 30 April, 2003 as extracted from and to be read in conjunction with the Accountants' Report in Appendix I; and unaudited combined financial information with respect to the Group for the ten months ended and as of 30 April, 2002. Such unaudited combined financial information based on the unaudited management accounts of the Group is presented for comparison purpose only.

The Group's combined financial information is prepared in accordance with IFRS which differ in certain material respects from HK GAAP and US GAAP. See "Summary of principal differences between IFRS, HK GAAP and US GAAP" in Appendix II. Under the proportionate consolidation method, the Group's combined financial information includes the Group's share of the JV Enterprises' income and expenses, assets, liabilities and cash flows on a line-by-line basis and all significant intra-group transactions, cash flows and balances are eliminated. See Notes 1 and 2 to section A (Financial Information) of the Accountants' Report in Appendix I. The fiscal year of the Company ends on 30 June while the fiscal years of the JV Enterprises end on 31 December. In preparing the combined financial information for the Group, monthly financial data for each of the JV Enterprises were aggregated to reflect a fiscal year ended 30 June. Financial data not originally stated in IFRS were converted to IFRS and further adjustments were made for proportionate consolidation under IFRS.

Summary Combined Income Statement Data

	Year ended 30 June,			Ten months ended 30 April,	
	2000	2001	2002	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000 (unaudited)	HK$'000
Turnover[1]	769,607	859,793	918,450	765,653	861,183
Toll operation expenses	(76,112)	(85,128)	(77,549)	(64,624)	(77,004)
Other operating income	267,441	323,822	151,639	126,391	53,529
Other operating expenses	(144,755)	(165,993)	(211,127)	(175,939)	(210,035)
Profit from operations	816,181	932,494	781,413	651,481	627,673
Finance costs	(267,683)	(303,643)	(220,635)	(183,862)	(167,685)
Profit before tax	548,498	628,851	560,778	467,619	459,988
Income tax expense	(24,700)	(25,798)	(19,298)	(16,082)	(16,420)
Profit after tax	523,798	603,053	541,480	451,537	443,568
Minority interest	(4,849)	(2,431)	(9,051)	(7,543)	(9,869)
Profit for the year/period	518,949	600,622	532,429	443,994	433,699
Dividends	—	—	2,200,000	2,200,000	—
Earnings per share — basic[2]	HK$0.24	HK$0.28	HK$0.25	HK$0.21	HK$0.20

Notes:

(1) Turnover represents toll receipts, net of business tax.

(2) Calculation of the basic earnings per share for each of the periods is based on the profit for the respective period and on 2,160,000,000 ordinary shares deemed outstanding during each period.

Summary Combined Balance Sheet Data

	As at 30 June,			As at 30 April,	
	2000	2001	2002	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000 (unaudited)	HK$'000
Toll road projects under development and loans to jointly controlled entities	5,320,871	4,712,508	1,639,721	1,767,851	1,161,353
Bank balances and cash	259,232	512,749	97,819	180,885	291,063
Total assets	17,398,682	16,502,995	12,932,645	13,304,147	12,478,512
Shareholders' equity	1,888,613	2,489,848	821,100	733,777	1,246,912
Minority interests	7,250	9,681	18,732	17,224	28,601
Long-term borrowings, non-current portion	13,319,108	12,934,315	11,628,851	11,984,985	10,556,280
Loans payable, current portion	1,881,133	787,263	253,857	340,365	376,197
Total liabilities	15,502,819	14,003,466	12,092,813	12,553,146	11,202,999

Other Financial Data

	Year ended 30 June,			Ten months ended 30 April,	
	2000	2001	2002	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000 (unaudited)	HK$'000
Cash flows from operating activities	596,938	690,888	707,531	554,806	847,935
Cash flows (used in)/from investing activities	(345,539)	1,318,207	3,177,454	3,120,027	431,685
Cash flows used in financing activities	(43,023)	(1,753,724)	(4,304,638)	(4,006,631)	(1,087,541)
Capital expenditures[(1)]	(552,041)	(98,265)	(10,028)	(3,080)	(60,333)

Note:

(1) Capital expenditures are part of and not in addition to cash flows from investing activities.

According to paragraphs 27 and 31 of the Third Schedule of the Companies Ordinance and rule 4.04 of the Listing Rules, the Company is required to include its financial results for each of the three financial years immediately preceding the issue of this prospectus. The SFC and the Stock Exchange have granted waivers in relation to these two requirements, respectively. Instead, results for the three years ended 30 June, 2002 and the ten months ended 30 April, 2003 have been included in the Accountants' Report. The Directors confirm that sufficient due diligence has been conducted to ensure that there has been no material adverse change in the financial or trading position of the Group since 30 April, 2003 and up to the date of this prospectus and that there has been no event since 30 April, 2003 which would materially affect the information shown in the Accountants' Report in Appendix I.

Profit Estimate For The Year Ended 30 June, 2003 And Profit Forecast For The Year Ending 30 June, 2004

		Year ended 30 June, 2003	Year ending 30 June, 2004
Estimated/Forecast combined profit after taxation and minority interests but before extraordinary items[(1)]	Not less than:	HK$522 million	HK$700 million
Estimated/Forecast earnings per Share[(1)]:			
Year ended 30 June, 2003			
Basic[(2)]		HK$0.242	N/A
Year ending 30 June, 2004			
Proforma fully diluted[(3)]		N/A	HK$0.244
Weighted average[(4)]		N/A	HK$0.249

Notes:

(1) The estimated combined profit after taxation and minority interests but before extraordinary items for the year ended 30 June, 2003 and the forecast combined profit after taxation and minority interests but before extraordinary items for the financial year ending 30 June, 2004 are set out under "Financial Information — Profit Estimate and Forecast", and a summary of the bases and assumptions on and subject to which such estimate and forecast have been prepared are set out in Appendix III.

(2) The calculation of the estimated earnings per Share for the financial year ended 30 June, 2003 is based on the estimated combined profit after taxation and minority interests but before extraordinary items of HK$522 million and 2,160,000,000 Shares in issue prior to the Offering.

(3) The calculation of the forecast earnings per Share on a proforma fully diluted basis for the financial year ending 30 June, 2004 is based on (i) a proforma forecast combined profit of HK$702 million, comprising the forecast combined profit (after taxation and minority interests but before extraordinary items) of HK$700 million adjusted for the interest that would have been earned from the estimated net proceeds of the Offering at a net after-tax interest rate of 1% per annum from 1 July, 2003 until 5 August, 2003 (being the day immediately before the expected date of receipt of the total net proceeds of the Offering) and (ii) assumes that 2,880,000,000 Shares (being the number of Shares expected to be in issue immediately after completion of the Offering, taking no account of any Shares which may be issued upon the exercise of the Over-allotment Option or upon the exercise of the subscription rights attaching to the Warrants or upon the exercise of options which may be granted under the Share Option Scheme or which may be allotted and issued or repurchased by the Company pursuant to the general mandates for the allotment and issue or repurchase of Shares described in the paragraph headed "Written resolutions of the sole Shareholder passed on 16 July, 2003" in Appendix IX) will be in issue throughout the year.

(4) The calculation of the forecast earnings per Share on a weighted average basis for the financial year ending 30 June, 2004 is based on the forecast combined profit (after taxation and minority interests but before extraordinary items) of HK$700 million and the weighted average number of 2,809,180,328 Shares expected to be in issue during the year. This weighted average number is based on the assumption that a total of 2,160,000,000 Shares will have been in issue from 1 July, 2003 until 5 August, 2003, and that a total of 2,880,000,000 Shares (being the same total number of Shares expected to be in issue immediately after completion of the Offering as referred at Note (3) above) will be in issue from 6 August, 2003 throughout the remainder of the financial year.

OFFER STATISTICS

	Based on an Offer Price of HK$4.10 per Share	Based on an Offer Price of HK$4.75 per Share
Market capitalisation[1]	HK$11,808 million	HK$13,680 million
Adjusted net asset value per Share[2]	HK$5.71	HK$5.87
Discount of Offer Price to adjusted net asset value per Share	28.2%	19.1%
Adjusted net tangible asset value per Share[2]	HK$2.32	HK$2.48
Premium of Offer Price to adjusted net tangible asset value per Share	76.7%	91.5%
Estimated/Forecast price/earnings multiples[3]		
Year ended 30 June, 2003		
Basic[3]	16.9 times	19.6 times
Year ending 30 June, 2004		
Proforma fully diluted[3]	16.8 times	19.5 times
Weighted average[3]	16.5 times	19.1 times

Notes:

(1) The figures for market capitalisation are based on 2,880,000,000 Shares expected to be in issue immediately after completion of the Offering. The market capitalisation figures for the Shares do not take into account any Shares which may be issued upon the exercise of the Over-allotment Option or upon the exercise of the subscription rights attaching to the Warrants or upon the exercise of options which may be granted under the Share Option Scheme or which may be allotted and issued or repurchased by the Company pursuant to the general mandates for the allotment and issue or repurchase of Shares described in the paragraph headed "Written resolutions of the sole Shareholder passed on 16 July, 2003" in Appendix IX.

(2) The adjusted net asset value per Share and the adjusted net tangible asset value per Share have been arrived at after making the adjustments referred to under "Financial Information — Adjusted Net Tangible Assets" and on the basis of the same total of 2,880,000,000 Shares referred to in Note (1) above.

(3) The estimated and forecast price/earnings multiples are based on the applicable estimated/forecast earnings per Share stated above under "Profit Estimate for the Year Ended 30 June, 2003 and Profit Forecast for the Year Ending 30 June, 2004" and on the stated Offer Prices of HK$4.10 per Share and HK$4.75 per Share as applicable.

USE OF PROCEEDS

The net proceeds of the Offering (after deduction of underwriting fees and estimated expenses payable by the Company in relation to the Offering, assuming the Over-allotment Option is not exercised and assuming an Offer Price of HK$4.425 per Share, being the midpoint of the estimated Offer Price range of HK$4.10 to HK$4.75 per Share) are estimated to be approximately HK$3,021 million (and HK$3,499 million, if the Over-allotment Option is exercised in full).

The Company currently intends to use the net proceeds from the Offering as follows:

- approximately HK$1,800 to 2,200 million of the net proceeds (exclusive of any proceeds from the Over-allotment Option) are expected to be used towards investments in new toll roads, bridges and related infrastructure projects which the Company intends to pursue;
- approximately HK$550 million of the net proceeds (exclusive of any proceeds from the Over-allotment Option) are to be used for repayment of shareholder's loans advanced by the Hopewell Group for the Guangzhou E-S-W Ring Road Project;
- approximately HK$372 million of the net proceeds (exclusive of any proceeds from the Over-allotment Option) are to be used for repayment of the outstanding bank loan from Bank of China (Hong Kong) Limited; and
- the balance (inclusive of any proceeds from the Over-allotment Option) is expected to be used for future corporate and general working capital purposes of the Group.

To the extent that the proceeds of the Offering are not immediately used for the purposes described above, they will be placed on deposit with banks or other financial institutions or held as other treasury instruments.

DIVIDEND POLICY

In the absence of unforeseen circumstances, the board of Directors intends to recommend and pay total dividends in respect of the year ending 30 June, 2004 of not less than HK$0.225 per share.

Further details relating to dividends are contained in the section headed "Financial Information — Dividend Policy".

In this prospectus, unless the context otherwise requires, the following expressions have the following meanings:

"Associate"	the meaning ascribed thereto in the Listing Rules
"Assured Entitlement Rights"	the right of Qualifying Hopewell Shareholders to receive by way of special interim distribution in kind by Hopewell (free of consideration and in recognition of the assured entitlements to which shareholders of Hong Kong listed companies are entitled under the Listing Rules in connection with "spin-off" listings) Warrants in the ratio of 1 Warrant for every whole multiple of 10 Hopewell Shares respectively held by them on the Record Date
"BVI"	the British Virgin Islands
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC
"CCASS Broker Participant"	a person admitted to participate in CCASS as a broker participant
"CCASS Custodian Participant"	a person admitted to participate in CCASS as a custodian participant
"CCASS Investor Participant"	a person admitted to participate in CCASS as an investor participant who may be an individual or joint individuals or a corporation
"CCASS Participant"	a CCASS Broker Participant or a CCASS Custodian Participant or a CCASS Investor Participant
"CEPA"	the Closer Economic Partnership Agreement between the PRC and Hong Kong signed on 29 June, 2003
"Citigroup"	Citigroup Global Markets Asia Limited (and, in relation to the International Offer where the context admits, Citigroup Global Markets Limited)
"CKI"	CKI Guangzhou Ring Roads Limited, a subsidiary of Cheung Kong Infrastructure Holdings Limited
"Companies Law"	The Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Company"	Hopewell Highway Infrastructure Limited, a company incorporated in the Cayman Islands on 14 January, 2003 with limited liability
"Director(s)"	the director(s) of the Company
"FPD"	FPDSavills (Hong Kong) Limited
"GDP"	gross domestic product
"Group"	the Company and its subsidiaries and, in respect of the period before the Company became the holding company of its present subsidiaries, the entities which carried on the business of the present Group at the relevant time

"GS JV Contract"	a Sino-foreign co-operative joint venture contract originally entered into between the GS Superhighway PRC Partner and HHI GS Superhighway Co on 20 April, 1987 and subsequently amended, and including the articles of association of GS Superhighway JV
"GS Superhighway"	the Guangzhou-Shenzhen Superhighway, a 122.8 km closed system asphalt-paved dual three lane expressway running between Huanggang in Shenzhen and Guangdan in Guangzhou where it connects to the Guangzhou E-S-W Ring Road
"GS Superhighway JV"	Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited
"GS Superhighway PRC Partner"	Guangdong Provincial Highway Construction Company
"Guangdong-HK-Macau Bridge-Tunnel Project"	a proposed bridge-tunnel system which would provide a vehicular link between Zhuhai in Guangdong and Macau and Hong Kong, as referred to in the Policy Agenda of the Second Term Government of the HKSAR published on 8 January, 2003
"Guangzhou E-S-W Ring Road"	the Guangzhou East-South-West Ring Road, a 38 km closed system concrete-paved dual three lane expressway running along the eastern, southern and western fringes of the Guangzhou urban areas and connecting to the Northern Ring Road to form the Guangzhou Ring Road
"Guangzhou Ring Road"	the inter-connected expressway ring road route around Guangzhou formed by the Guangzhou E-S-W Ring Road and the Northern Ring Road
"HHI GS Superhighway Co"	Hopewell China Development (Superhighway) Limited, a subsidiary of the Company incorporated in Hong Kong with limited liability
"HHI Ring Road Co"	Hopewell Guangzhou Ring Road Limited, a wholly-owned subsidiary of the Company incorporated in the British Virgin Islands with limited liability
"HHI West Co"	Guangdong Hopewell Guangzhou-Zhuhai Superhighway Development Limited, a subsidiary of the Company established as a wholly foreign owned enterprise according to applicable PRC laws
"HHI West HK Co"	Hopewell Guangzhou-Zhuhai Superhighway Development Limited, a wholly-owned subsidiary of the Company incorporated in Hong Kong with limited liability
"HK$" and "cents"	Hong Kong dollars and cents, respectively, the lawful currency of Hong Kong
"HKSCC"	Hong Kong Securities Clearing Company Limited
"HKSCC Nominees"	HKSCC Nominees Limited
"Hong Kong" or "HKSAR"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong GAAP"	generally accepted accounting principles in Hong Kong
"Hopewell"	Hopewell Holdings Limited

"Hopewell China"	Hopewell China Development Limited
"Hopewell Group"	Hopewell and its subsidiaries but excluding the Group
"Hopewell Highway Infrastructure" or "HHI"	the Company and its subsidiaries and, in respect of the period before the Company became the holding company of its present subsidiaries, the highway infrastructure business of the present Group at the relevant time as carried on by the Group entities which conducted that business
"Hopewell Shares"	shares with par value of HK$2.50 each in the share capital of Hopewell
"IFRS"	International Financial Reporting Standards promulgated by the International Accounting Standards Board ("IASB"). IFRS includes International Accounting Standards ("IAS") and interpretations
"International Offer"	the offer of International Offer Shares to professional, institutional and other investors as further described in the section headed "Structure of the Offering"
"International Offer Shares"	648,000,000 new Shares (subject to adjustment as described under "Structure of the Offering") which are the subject of the International Offer together, where relevant, with any additional new Shares to be issued pursuant to the Over-allotment Option
"International Underwriters"	the underwriters of the International Offering whose names are set out in the section headed "Underwriting — International Underwriters"
"International Underwriting Agreement"	the underwriting agreement relating to the International Offer expected to be entered into on or about 31 July, 2003 between, among others, the Company, Citigroup and the International Underwriters, as further described in the section headed "Underwriting"
"JV Contract"	with respect to any relevant Project, the GS JV Contract, the Ring Road JV Contract or the Phase 1 West JV Contract, as the context requires
"JV Enterprise"	with respect to any Project, the joint venture enterprise which is developing or operating the relevant road, being the GS Superhighway JV, the Ring Road JV or (when established) the Phase 1 West JV, as the context requires
"Latest Practicable Date"	18 July, 2003
"Listing Committee"	the Listing Committee of the Stock Exchange
"Listing Date"	the date on which dealings in the Shares and Warrants on the Stock Exchange first commence
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Macau"	the Macau Special Administrative Region of the PRC

"Northern Ring Road"	Guangzhou's northern by-pass to which the eastern and western ends of the Guangzhou E-S-W Ring Road connect
"Offer Price"	the final price per Offer Share (exclusive of brokerage, the Stock Exchange trading fee, the SFC transaction levy and investor compensation levy) at which the Offer Shares are to be issued and sold pursuant to the Offering, to be determined as described under "Structure of the Offering — Offer Price under the Public Offer"
"Offer Shares"	the Public Offer Shares and the International Offer Shares
"Offering"	the Public Offer and the International Offer
"Over-allotment Option"	the option expected to be granted by the Company to Citigroup on behalf of the International Underwriters pursuant to the International Underwriting Agreement, to require the Company to issue up to an aggregate of 108,000,000 additional Shares at the Offer Price in connection with over-allocations in the International Offer and other stabilizing action in respect of the Shares
"Parsons Brinckerhoff"	Parsons Brinckerhoff (Asia) Ltd.
"Pearl River Delta" or "PRD"	the region commonly referred to by that name, located at the mouth of the Pearl River in the southern part of Guangdong Province in the PRC as illustrated in maps contained in this prospectus, having an area of approximately 41,698 sq. km and excluding Hong Kong and Macau
"Phase 1 West"	the 14.7 km Guangzhou to Shunde section of the Western Delta Route
"Phase 1 West PRC Partner"	Guangdong Provincial Highway Construction Company
"Phase 1 West JV"	Guangdong Guangzhou-Zhuhai West Superhighway Company Limited, application for the establishment of which is currently in progress
"Phase 1 West JV Contract"	a Sino-foreign co-operative joint venture contract expected to be entered into between the Phase 1 West PRC Partner and HHI West HK Co, and including the articles of association of the Phase 1 West JV
"PRC"	the People's Republic of China excluding, for the purposes of this prospectus, Hong Kong, Macau and Taiwan
"PRC GAAP"	generally accepted accounting principles in the People's Republic of China
"Price Determination Date"	the date, expected to be on or around 31 July, 2003, on which the Offer Price is fixed for the purpose of the Offering
"Projects"	the toll expressway projects in which the Company has an economic interest
"Public Offer"	the offer of Public Offer Shares for subscription by the public in Hong Kong at the Offer Price, on and subject to the terms and conditions stated herein and in the related application forms

"Public Offer Shares"	72,000,000 new Shares (subject to adjustment as described under "Structure of the Offering") being offered for subscription under the Public Offer
"Public Offer Underwriters"	the underwriters of the Public Offer whose names are set out in the section "Underwriting — Public Offer Underwriters"
"Public Offer Underwriting Agreement"	the underwriting agreement dated 25 July, 2003 relating to the Public Offer and entered into between, among others, the Company, Citigroup and the Public Offer Underwriters as further described under "Underwriting"
"Qualifying Hopewell Shareholders"	holders of Hopewell Shares whose names appeared on the register of members of Hopewell at the close of business on the Record Date, other than those whose addresses on such register at the close of business on the Record Date were outside Hong Kong
"Record Date"	16 July, 2003
"Regulation S"	Regulation S of the U.S. Securities Act, as amended from time to time
"Reorganisation"	the reorganisation of the Group in preparation for the Offering, details of which are set out in the paragraph headed "Corporate Reorganisation" in Appendix IX
"Ring Road JV"	Guangzhou E-S-W Ring Road Company Limited
"Ring Road JV Contract"	a Sino-foreign co-operative joint venture contract dated 23 November, 1992 (and subsequently amended) by which the Ring Road PRC Partner, HHI Ring Road Co and CKI are bound, and including the articles of association of the Ring Road JV
"Ring Road JV Partners"	CKI and the Ring Road PRC Partner
"Ring Road PRC Partner"	Guangzhou City Tongda Highway Company
"Renminbi" or "RMB"	the lawful currency for the time being of the PRC
"Rule 144A"	Rule 144A under the U.S. Securities Act, as amended from time to time
"SAFE"	the PRC State Administration of Foreign Exchange
"SFC"	the Securities and Futures Commission of Hong Kong
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share Option Scheme"	the share option scheme approved by the Company on 16 July, 2003, the principal terms of which are summarised in the section headed "Share Option Scheme" in Appendix IX
"Shareholders"	holders of Shares
"Shares"	shares of nominal value HK$0.10 each in the capital of the Company
"Shenzhen"	the Shenzhen Special Economic Zone of the PRC

"Shunde 105"	the Shunde section of National Highway 105 comprising a 31.5 km open system class I highway between the western approach of the Bijiang Bridge and the northern approach of the Xijiao Bridge
"Shunde Roads"	an open system network of four interconnected class I highways, and eight principal bridges, with a combined length of 102.4 km in Shunde, Guangdong Province consisting of Sanle Road, Longzhou Road, Bigui Road and Baian Road
"Sponsor"	Citigroup Global Markets Asia Limited
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Track Record Period"	the three years ended 30 June, 2002 and ten months ended 30 April, 2003
"Underwriters"	the Public Offer Underwriters and the International Underwriters
"Underwriting Agreements"	the Public Offer Underwriting Agreement and the International Underwriting Agreement
"US$" or "U.S. dollar"	the lawful currency of the United States of America
"USA", "U.S." or "United States"	the United States of America, its territories, its possessions and all areas subject to its jurisdiction
"US GAAP"	generally accepted accounting principles in the United States
"U.S. Securities Act"	the U.S. Securities Act of 1933, as amended from time to time
"Warrantholders"	persons who are for the time being registered in the register of holders of Warrants maintained by the Warrant registrar as holders of Warrants
"Warrants"	warrants of the Company to be created and distributed to the Qualifying Hopewell Shareholders by way of special interim distribution in kind by Hopewell (on the basis described in this prospectus) entitling the holder to subscribe for new Shares at any time from the Listing Date up to and including the day immediately preceding the third anniversary of the Listing Date; each such warrant will confer the right to subscribe an amount equivalent to the Offer Price for Shares at an initial subscription price equivalent to the Offer Price (subject to adjustment): the Warrants will be listed on the Stock Exchange and the principal terms of the Warrants are summarised in Appendix VII
"Western Delta Route"	the route for a proposed network of approximately 58 km of dual three lane toll-expressways which would be a major transportation route in the western PRD, linking Guangzhou to Zhongshan, and of which Phase 1 West is one part
"WTO"	the World Trade Organisation

The glossary contains explanations of certain terms and definitions used in this prospectus in connection with the Group and its business. The terms and their meanings may not correspond to standard industry meaning or usage of these terms.

In this prospectus, the words "road" and "highway" have the same meaning and an "expressway" is a road of the highest grade.

"expressway"[(1)]	a divided road with full access control for vehicles (including motorcycles) connecting particularly important political and economic centres
"class I"[(1)]	a divided road generally with partial access control for vehicles (including motorcycles) connecting important political and economic centres with key industrial and mining districts, harbours and airports
"class II"[(1)]	a road serving as a major link between political and economic centres, large industrial and mining districts, harbours, airports and major communication centres
"class III"[(1)]	a road connecting municipalities and counties
"class IV"[(1)]	a road connecting counties, towns and villages
"closed system"	a toll system in which all vehicles entering the system are known and recorded, and for which tolls are calculated by reference to the distance travelled on the expressway
"open system"	a toll system where a fixed toll is collected at each toll plaza on the highway. Vehicles travelling on the highway must stop at each toll plaza and pay the fixed toll. After paying a toll the vehicle is free to leave the highway or continue to the next toll plaza
"IC card"	a smart card utilising contactless integrated circuit technology which is issued to drivers on entry, and used to record and determine information relevant to computation of tolls on the Group's closed system highways

Note:

(1) These definitions are according to the Highways Engineering Standard JTJ 01-88 Ministerial Standard of the Ministry of Communications, PRC, 1995 edition.

Prospective applicants for the Offer Shares should consider carefully all of the information set out in this prospectus and, in particular, the following risk factors in connection with an investment in the Company.

RISKS RELATING TO THE BUSINESS OF THE GROUP

Lack of a majority or controlling interest in the Projects

The Company develops and operates the Projects through co-operative joint ventures. Co-operation and agreement with joint venture partners are important factors for the smooth operation and financial success of the Group's Projects. The Group does not have a majority or controlling interest in any of the JV Enterprises, and the Group's ability to control the policies and decisions of the JV Enterprises depends on agreement with the Group's joint venture partners and the rights of the Group under the JV Contracts. Disputes among the partners and any failure by joint venture partners to observe applicable provisions of JV Contracts could materially affect the Group's results of operations.

A decline in traffic volume may adversely affect the revenue and earnings of the Group

Revenue from the Group's toll expressways is principally dependent upon the number of motor vehicles using such roads and the applicable toll regime (see "The toll regime significantly impacts the Group's revenues and is regulated by government authorities" below).

Traffic volume is directly and indirectly affected by a number of factors, including the availability, quality, proximity and toll rate differentials of alternative roads, the existence of other means of transportation, including rail and waterway, fuel prices, taxation and environmental regulations. Although the Company believes that its toll expressways offer advantages over alternative roads, there is no assurance that such other roads or modes of transportation will not significantly improve their services and reduce their charges, and consequently adversely affect the revenue and earnings of the Group.

The volume of traffic on a given toll road is also influenced by the basis and extent of the road's connection with other parts of the local and national highway network. There can be no assurance that future changes in the highway system and network in Guangdong Province and, in particular, the PRD, will not adversely affect the traffic volume on the Group's toll expressways.

Future growth in traffic volume is expected to depend on the continued economic growth and development policies of the PRC, Guangdong Province and, in particular, the PRD and the principal cities and counties within the PRD. Any adverse changes in these economies may adversely affect the traffic volume on the Group's toll expressways.

Parsons Brinckerhoff has been engaged as the independent traffic consultant to conduct an independent traffic and revenue study for the Group's roads. See "Appendix VI — Traffic Consultant's Report". The respective traffic and revenue projections of the Group's toll expressways by Parsons Brinckerhoff were prepared using such analytical methods and models as were considered appropriate by Parsons Brinckerhoff. The projections were based on, among other things, certain assumptions regarding sociological, demographical and economic trends in Guangdong Province and the PRD. There can be no assurance that assumptions used in developing such projections, which include the absence of any adverse regulatory actions by the PRC Government, completion of new connections and market acceptance of the toll rate levels, will prove to be accurate. There can be no assurance that actual traffic volume will be in line with the projected traffic volume. Any significant shortfall in actual traffic volume may have a material adverse effect on the Group's revenue and earnings.

The Group's results of operations may be affected by competing roads and bridges and other modes of transportation

The Group's results may in the future be affected by competing routes of comparable quality to its roads and bridges and alternative modes of transportation.

The Guangdong Provincial Government and certain municipal governments in the Guangdong Province have announced plans for possible roads in the Guangdong Province, some or all of which might compete with the Group's roads. See "Competition" in "The Road Projects — The Guangzhou-Shenzhen Superhighway", "The Road Projects — The Guangzhou East-South-West Ring Road" and "The Road Projects — Phase 1 West". In particular, if the new highway along the eastern PRD coast-line is developed (see "The Road Projects — The Guangzhou-Shenzhen Superhighway — Competition — Existing and potential competing roads"), it may provide an alternative to the GS Superhighway for traffic between Guangzhou and Shenzhen and may have an impact on GS Superhighway's revenue (see "Toll Road Traffic and Revenue Study in Pearl River Delta — Sensitivity" in the traffic consultant's report set out in Appendix VI). Although the Company believes that there are significant practical and commercial barriers to effective direct competition with its roads, there can be no assurance that existing roads or modes of transportation will not significantly improve their services or reduce their charges, or that alternative roads will not be built which may charge lower tolls or provide more direct routing to locations served by the Group's toll expressways, which may adversely affect the results of operations of the Group.

Certain ancillary government approvals are outstanding for the GS Superhighway and Guangzhou E-S-W Ring Road Projects

The Group has been advised by its PRC lawyers that all material approvals for the GS Superhighway and Guangzhou E-S-W Ring Road Projects have been obtained from appropriate authorities, except:

(a) in relation to the GS Superhighway, approvals from Guangdong Provincial Government and/or other relevant authority for amendment of the GS JV Contract in respect of payment of accruing returns on investment after 1 January, 2002;

(b) in relation to the GS Superhighway, the Certificates of Building Ownership for the units of Jiaxing Building which the GS Superhighway JV has a contractual right to own;

(c) in relation to the Guangzhou E-S-W Ring Road, the land use rights certificates or other title documents for the sections of the road located within Guangzhou; and

(d) in relation to land within certain interchanges of the GS Superhighway, the land use rights certificates have not been issued as the Group is still discussing with the PRC authorities as to the permitted use of such land in addition to their use for pure interchange purposes.

Except for (a) above, all these outstanding ancillary approvals have been applied for, and the Company expects such approvals to be duly obtained in due course. However, there can be no assurance that such approvals will be obtained, and any failure to obtain any such approval might or might not have an adverse effect on the Group's operations and/or financial position.

Capital expenditure on completed Projects may be unpredictable, and the operation of the Group's toll expressways may be affected by events outside the Group's control

As operator of a toll expressway, each of the JV Enterprises is responsible at its own cost for the maintenance and repair of its toll expressway throughout the operating concession period. The continuing repair and maintenance of any highway or bridge involves significant and potentially unpredictable expenditure. There can be no assurance that the Group's operations and financial position may not be adversely affected at some time by significant unforeseen capital expenditure requirements.

There will be capital costs in implementing the system changes likely to be necessitated by proposals for new toll collection arrangements affecting toll expressways in Guangdong Province which are expected to involve the introduction of a provincial toll pass in parallel with existing toll collection arrangements (see "Proposed new toll collection arrangements have consequential risks and uncertainties" below). Although the Company has no reason to believe that such costs would be material in the context of total toll receipts from the Group's roads, there can be no assurance that significant costs will not be involved or that the revenues and earnings and financial position of the Company may not be adversely affected.

The condition and operation of the Group's toll expressways may be affected by catastrophic events such as serious adverse weather, natural disasters, epidemics and major road accidents. To date, no material events of this nature have adversely affected the operation of any of the Group's roads. However, if the condition or operation of the Group's toll expressways were seriously affected as a result of any such events, the revenue and earnings and financial position of the Company may be adversely affected.

The JV Enterprises maintain insurance cover which the Directors consider, based on the advice of the Group's insurance advisers, to be appropriate to the operations and circumstances of the Group's Projects, including public liability, property all-risk and money all-risk cover. The Phase 1 West Project (and, when established, the Phase 1 West JV) has the benefit of construction all-risk and third party liability cover in respect of the Project's development. However, neither the Group nor the JV Enterprises maintain loss-of-profits cover in respect of such events and there is never any guarantee that insurance cover can be renewed on satisfactory terms or at all.

The JV Enterprises have significant borrowings and therefore the Group's financial performance could be affected by general economic conditions and factors

The Group's Project interests are held through the JV Enterprises, all of which have significant debt obligations under bank loans borrowed to finance or refinance project costs.

All existing borrowings of the JV Enterprises are outstanding on variable interest rate terms under which interest rates will be adjusted according to market movements in interest rates. It has not been the Group's or the JV Enterprises' policy to hedge against movements in interest rates. Any significant increase in interest rates could have a significant adverse effect on the Group's revenues and earnings.

The existing borrowings of the JV Enterprises are currently scheduled to be repaid over periods significantly shorter than the concession periods for the Group's roads. Accordingly, this will reduce the availability of cash flow to fund working capital requirements, capital expenditures and other general corporate requirements.

A significant portion of the outstanding borrowings of the GS Superhighway JV is denominated in U.S. dollars. The registered capital contributed to the GS Superhighway JV by the Group is denominated in Hong Kong dollars. The JV Enterprises, which operate the Group's toll expressways, receive all of their revenues in Renminbi, and the financial statements and earnings of the JV Enterprises are expressed in Renminbi. Accordingly, the financial condition and results of operations of the JV Enterprises and the Group will be affected by changes in the value of those currencies other than Renminbi in which relevant obligations are denominated. In particular, any devaluation of the Renminbi is likely to affect the JV Enterprises' and the Group's ability to repay and service foreign currency-denominated obligations.

Toll receipts may be affected by the integrity of the toll collection systems

The possibility exists for loss or reduction of revenue if the controls on toll collection are inadequate to ensure that the correct tolls are collected and duly received by the relevant JV Enterprise from all relevant vehicles which are obliged to pay tolls.

The GS Superhighway and the Guangzhou E-S-W Ring Road are closed system expressways with computerised toll validation. All of the Group's toll expressways utilise computerised surveillance systems and strict checks and balances are in place to ensure staff accountability. There can be no assurance, however, that such controls and systems will remain adequate in the future and that toll receipts and consequently the Group's revenues and results of operation would not be adversely affected. In particular, there are proposals for new toll collection arrangements affecting toll expressways in Guangdong Province which are expected to involve the introduction of a provincial toll pass in parallel with existing toll collection arrangements but which have not yet been fully developed. (See "Proposed new toll collection arrangements have consequential risks and uncertainties" below).

The Company will be controlled by Hopewell, whose interests may differ from those of the Company's other shareholders

Immediately following the Offering (and assuming that the Over-allotment Option is exercised in full), Hopewell will own a total of approximately 72.3% of the Company's issued share capital. This ownership percentage will enable Hopewell to elect the Company's entire board of directors without the concurrence of any of the Company's other shareholders. Accordingly, Hopewell will be in a position (subject to applicable Cayman Islands laws and regulations and relevant provisions of the Company's articles of association) to:

- control the policies, management and affairs of the Company;
- determine the timing and amount of dividend payments;
- adopt amendments to certain of the provisions of the Company's articles of association; and
- otherwise determine the outcome of most corporate actions, including the enforcement of indemnities against Hopewell, and, subject to the requirements of the Listing Rules, cause the Company to effect corporate transactions without the approval of minority shareholders.

Hopewell's interests may sometimes conflict with those of the Company's minority shareholders. There can be no assurance that Hopewell, as controlling shareholder, will always vote its shares in the same way as the Company's other shareholders.

RISKS RELATING TO PHASE 1 WEST AND FUTURE PROJECTS

Approvals, JV Contract and financing remain to be concluded

The development of a major infrastructure project typically requires substantial funding and several years of construction. In the PRC, road infrastructure projects also involve a complex and lengthy process of formal official and governmental authorisations and approvals as well as significant administrative and logistical difficulties concerning acquisition and usage of land rights. In-principle financing commitments have been obtained in relation to Phase 1 West which are expected to be confirmed in due course with formal binding facilities. Various approvals for the Phase 1 West Project have yet to be obtained from appropriate authorities, including the formal approval for the restructuring of the Western Delta Route project which is required from the Guangdong Commission of Foreign Trade and Economic Cooperation ("Guangdong COFTEC") or its successor. In addition, although the terms of the Phase 1 West JV Contract have been substantially settled as between the parties, there can be no assurance that the Phase 1 West PRC Partner will enter into the Phase 1 West JV Contract or that the terms of the JV Contract will not change before the Phase 1 West JV is established.

The necessary approvals from Guangdong COFTEC have been applied for and preliminary approval has been obtained. Following completion of the various formal notifications required to be given to certain creditors, the Company expects the final approval to be duly obtained in due course (see "The Road Projects — Phase 1 West — Approval Process for Phase 1 West"). However, there can be no assurance that such approvals will be obtained either in the terms applied for or at all, and any failure to

obtain any such approval could have an adverse effect on the Group's operations and financial position. Furthermore, there can be no guarantee in relation to any other possible future projects that financing can be obtained, either on satisfactory terms or at all, or that requisite approvals for the project can be obtained at the necessary time.

Cost overruns and delays may adversely affect the Group's results of operations

Considerable capital expenditure is required for most road projects during the construction period and it generally takes several years for a project to be completed and to begin generating income. The construction period and the capital required to complete any given project may be affected by different factors, including delay in land acquisition, shortages of construction materials, equipment and labour, bad weather conditions, natural disasters, disputes with workers or contractors, accidents, changes in government policies and other unforeseen difficulties or circumstances. Delay in completion of a particular project may result from any such events, resulting in cost overruns and loss of income. Significant delays and cost overruns in road construction may adversely affect the earnings and cashflow of a toll road operator.

Phase 1 West is expected to be completed by mid-2004. However, notwithstanding fixed price construction and land acquisition contracts, Phase 1 West may experience cost overruns or delays in its completion and any significant cost overruns or delays in completion of the Project may adversely affect the results of operations of the Group.

Future growth prospects will be affected by the Group's ability to develop new projects and the pursuit of new projects may not be successful

The future growth prospects of the Group will depend to some extent upon its ability to develop further infrastructure projects. The development of future projects could be affected by many factors, including general political and economic conditions in the PRC, prevailing interest rates, construction cost and the cost and availability of necessary land or land use rights. The Group's capability to develop further projects will depend on its ability to obtain relevant government approvals, to reach agreement with potential joint venture partners on satisfactory commercial and technical terms and to enter into binding contracts with such parties. While the Group is experienced in conducting such negotiations, it cannot guarantee success with respect to any particular project. Each project will also require certain government consents and approvals as part of the development process, the obtaining of which cannot be guaranteed.

In particular, there can be no assurance that the development of the bridge-tunnel project connecting Zhuhai in Guangdong and Macau with Hong Kong will proceed or that if it does proceed, the Company would have the opportunity to participate in such project either on terms satisfactory to it or at all. Furthermore, in order for Phases 2 and 3 of the Western Delta Route to proceed, a number of key matters such as route alignment and terms of concession will require to be further negotiated and finalised with the relevant PRC authorities, and there can be no assurance that such matters can be resolved, either on satisfactory terms or at all, or that Phases 2 and 3 will proceed at all. There can also be no assurance that the Group's future projects will provide terms that are equivalent to or as favourable as the Group's existing Projects. However, the Company will only pursue opportunities which the Company believes will generate a satisfactory return on investment. Failure to develop new projects will adversely affect the Group's growth prospects.

RISKS RELATING TO DIVIDENDS AND CASH FLOW

Dividend payments by the Company to Shareholders are dependent on profit distributions from the Group's JV Enterprises in the PRC

The Group's revenues and the availability of profits which may be distributed by the Company will be significantly dependent on revenues and distributions of profits from the Projects operated by the JV

Enterprises. The profits available for distribution by the Company to its Shareholders are therefore dependent on profits available for distribution to the Group by the JV Enterprises. Profits of the JV Enterprises are determined in accordance with PRC GAAP and the terms of the JV Contracts. Such profits differ from those that would be reached using IFRS in certain significant respects, including the use of different bases of recognition of revenue and expenses. In addition, under the relevant PRC financial regulations, profits available for distribution are determined after transfers to statutory reserve funds required under PRC law.

Distributions by the JV Enterprises require the unanimous approval by the board of directors present at a board meeting of the relevant JV Enterprise in accordance with the terms of the JV Contracts. Each joint venture partner's entitlement to the relevant JV Enterprise's profit, net cash flow or net operating income (as the case may be) is fixed by the relevant JV Contract. In addition to the requirement that there are sufficient profits available for distribution, the ability of the JV Enterprises to make distributions to the Group will depend on availability of cash, after taking into account, among other things, capital expenditure and debt service commitments of the relevant JV Enterprise. The financing agreements governing the loan facilities extended to the various JV Enterprises also contain provisions which may restrict profit distributions to the Group by reference to, among other things, the total cash reserve of the relevant JV Enterprise at the relevant time (see sections on financing arrangements in "The Road Projects"). Under current PRC foreign exchange regulations, the JV Enterprises will be able to make profit distribution payments in foreign currency without prior approval from SAFE by complying with certain procedural requirements. However, there can be no assurance that this will remain the case (see "Government control of currency conversion may adversely affect the Group's operations and financial results" below). As such, if there are little or no profit distributions by the JV Enterprises, dividend payments by the Company to its Shareholders will be adversely affected.

The Group's depreciation costs are variable and subject to traffic volume

Each of the Group's JV Enterprises depreciates its fixed assets in a straight line manner. However, consistent with IFRS, the Group adopts the rate of usage method, which is calculated to write off costs, commencing from the date of commencement of commercial operations, based on the ratio of actual traffic volume compared to the total expected traffic volume over the remainder of the relevant concession period. Given a specific concession period, which is usually dictated by the joint venture period and therefore varies from one project to another, the annual depreciation charge is dependent on actual usage relative to the projected traffic volume for the remaining concession period for the particular project. The projected traffic volume is derived from the Group's estimates which are based on independent and/or internal research. However, in each case, the actual traffic volume achieved could be different which would affect the Group's results of operations.

Inter-company dividend transactions prior to the separate existence of the Group are not representative of future dividend policy

During the year ended 30 June, 2002, the Group had declared an inter-company dividend of HK$2,200 million which was left outstanding on current account in favour of the Hopewell Group. No cash dividend was paid. Of their very nature, such historic inter-company transactions will not be representative of future dividend payments. The amounts left outstanding on current account have subsequently been capitalised as part of the reorganisation leading to the separate establishment of the Group in anticipation of the Offering or repaid out of the net proceeds of the Offering (see "Financial Information — Management's Discussion and Analysis of Financial Condition and Results of Operations — Statement of Indebtedness and Contingent Liabilities — Inter-company items"). The Company's dividend policy is described in "Financial Information — Dividend Policy".

RISKS RELATING TO PRC TOLL ROAD SECTOR

The toll regime significantly impacts the Group's revenues and is regulated by government authorities

All toll rates for the Group's toll expressways are subject to the regulation of the relevant government authorities. Toll rates require approval by the Guangdong Provincial Price Bureau and the Guangdong Provincial Communications Bureau and the toll rates are based on vehicle classification and a stepped scale in multiples of the base charge for the smallest category of vehicles. For closed system expressways, toll rates are in the form of a rate per km travelled. The relevant JV Enterprise can propose or apply for rate changes. Factors taken into account by the Guangdong Provincial Price Bureau and the Guangdong Provincial Communications Bureau when setting toll rates or approving rate changes include traffic flow, construction costs of the expressways, prospective recovery period of investment, loan repayment terms, inflation rate, management, operation and maintenance costs of the expressways and affordability to end-users. While the Guangdong Provincial Price Bureau and the Guangdong Provincial Communications Bureau have in the past approved applications for toll rate increases made by the JV Enterprises, there can be no assurance that the Guangdong Provincial Price Bureau and the Guangdong Provincial Communications Bureau will approve a future request in a timely manner or at all or that the Guangdong Provincial Price Bureau and the Guangdong Provincial Communications Bureau or any other governmental authority will not at any time request a toll rate reduction.

Pursuant to a notice issued by the Guangdong Provincial Government in January, 1998, all vehicles which pass toll payment points on toll roads in Guangdong Province are required to pay tolls at the prescribed rates, except for certain exempted vehicles (which currently include military vehicles, fire engines, police vehicles, ambulances and hearses which are on duty, as well as vehicles which are exempted from paying road maintenance fees by the Guangdong Provincial Government). For the year ended 30 December, 2002, exempted vehicles constituted, in the aggregate, approximately 3.9% of all vehicles using the Group's toll expressways. There can be no assurance that categories or number of exempted vehicles will not increase such that toll receipts are materially adversely impacted.

Changes to the provincial government's transportation-related policies may impact the Group's revenues and earnings

The Group's operations, along with those of other toll road operators in the PRC, are sensitive to changes in the PRC Government's policies relating to all aspects of the transportation sector, for example, provincial and municipal transportation networks, traffic regulation, licensing and registration of vehicles, transfers of operating rights, toll regime and the planning, development, construction and management of highways in the PRC. There is no assurance that changes in such policies would not have an adverse effect on the revenue or results of operations of the Group.

Pursuant to a directive dated 23 April, 2003 issued by the Ministry of Communications, all toll roads in the PRC have to comply with the vehicle classification system set out in the directive (i.e. passenger vehicles are to be classified according to number of passenger seats and goods vehicles are to be classified according to tonnage). While this recent directive has no noticeable effect on the revenue or results of operations of the Group, there can be no assurance that future directives, notices or changes in the government's transportation-related policies would not have an adverse effect on the revenue or results of operations of the Group.

Proposed new toll collection arrangements have consequential risks and uncertainties

Proposals have been announced for the phased introduction in Guangdong Province of new toll collection arrangements aimed at increasing traffic efficiency on toll expressways in the province, which are expected to involve the introduction, in parallel with existing toll collection arrangements, of a provincial toll pass, and the establishment of non-stop toll lanes. See "The Road Projects — Guangzhou-Shenzhen Superhighway — Operations — Recent Developments". The Company expects that

introduction of the new arrangements will involve capital expenditure on, among other things, adapting toll plazas to accommodate dedicated toll pass lanes as well as new computer-based systems to monitor usage and calculate toll entitlements. There is no assurance that the costs involved would not have an adverse impact on the Group's results of operations.

The proposals will also change the arrangements by which the JV Enterprises receive toll receipts in respect of vehicles using provincial toll passes. The details of the arrangements have yet to be finalised and, as such, there can be no certainty as to the consequences of such arrangements on the JV Enterprises, including without limitation the timing of payment of tolls collected by a new central collection agency to the JV Enterprises and related costs and charges. There can be no assurance that the Group's revenues and results of operations will not be adversely affected.

The Company expects to implement the proposals in 2004. Initial system errors and deficiencies may occur during implementation. There can be no assurance that any losses due to such errors and/or deficiencies would not have an adverse impact on the Group's financial condition and results of operations.

The imposition of restrictions or onerous requirements by governmental authorities could adversely affect the Group's Projects

The entitlements of the JV Enterprises to operate the Group's roads and to collect tolls are governed by the relevant JV Contract and depend on the concessions established by the JV Contracts. Each of the Group's JV Contracts has been approved by all appropriate PRC governmental authorities and each of the Group's PRC partners is a State-owned enterprise established with the authorisation of the relevant provincial or municipal government. For these reasons, the Company has no reason to consider it likely that the terms of any of the JV Contracts for the Projects will be altered at the instigation of governmental authorities without the Group's consent. However, there can be no assurance that such an event may not occur, and the imposition by governmental authorities of any onerous or adverse change to such arrangements could have an adverse effect on the Group's financial position and results of operations.

The Group's Projects form an integral part of the development of the highway network within the PRD. The development of this wider network involves, among other things, the construction of other roads which will connect to, and act as feeders for, the Group's expressways. Such new connections will typically serve to enhance traffic volume on the Group's expressways consistent with the Group's strategies. Since completion of the GS Superhighway, there have been a further four expressways subsequently connected to it. In each case, the GS Superhighway JV has been consulted in advance by the governmental authority having responsibility for the particular development, and terms satisfactory to the Group have been agreed for the allocation and sharing of costs of the inter-connection. However, there can be no guarantee that future connections to the Group's expressways, or other developments adjacent to or affecting the Group's expressways, will be carried out on a basis satisfactory to the Group. Accordingly, there can be no assurance that a future dispute, or inability to reach satisfactory agreement, with governmental authorities or other parties concerning any such new development could not have an adverse effect on the Group's financial position or results of operations.

RISKS RELATING TO THE PRC

Economic, political and social conditions, as well as government policies, in the PRC could affect the Group's results of operations

The economy of the PRC has been transitioning from a planned economy to a more market-oriented economy and the PRC Government has been pursuing economic reform policies emphasising greater decentralisation and generally encouraging private economic activity for over a decade.

Although the Company believes that the overall effect of the economic reforms adopted by the PRC Government on the economic development of the PRC has been positive, there can be no assurance that such measures, or other policies to be adopted in the future, will be effective or consistently applied. Furthermore, some of these measures/policies benefit the overall economy of the PRC, but may also have a negative impact on the Group. For example, the Group's results of operations and financial condition may be adversely affected by government control over capital investments or changes in tax regulations applicable to the JV Enterprises or the Group.

The PRD has benefited from a range of special policies designed to encourage foreign investment. The rapid development of the PRD over the past 15 years has been in part due to large-scale foreign investment, especially from Hong Kong and Taiwan, and particularly in export-oriented manufacturing. No assurance can be given that the PRC Government will continue to pursue the special policies benefiting the PRD or that such policies may not be significantly altered. If any such change in policies were to occur which adversely affected the growth of the region, toll receipts from Projects, or the rate of growth in toll receipts, would also be adversely affected.

The PRC legal system has inherent uncertainties that may limit the legal protections available to the Group

The PRC Government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organisation and governance, commerce, taxation and trade. There remain, however, material differences between the company, securities, investment and tax laws and regulations of the PRC and those of most Organisation for Economic Co-operation and Development ("OECD") countries. In addition, the PRC legal system is based on statutes, and court cases do not constitute binding precedents. As these laws, regulations and legal requirements are relatively new and because of the limited volume of published case law and judicial interpretations and the non-binding nature of prior court decisions, the interpretation and enforcement of these laws, regulations and legal requirements involve uncertainties. These uncertainties could limit the legal protection or recourse available to the Group.

The preferential tax treatment applicable to the Projects may not continue

In order to encourage foreign investment in the PRC, certain Sino-foreign joint ventures, including the Group's JV Enterprises, have enjoyed preferential tax treatment in the past years. (See "The Road Projects — The Guangzhou-Shenzhen Superhighway — Taxation", "The Road Projects — The Guangzhou East-South-West Ring Road — Taxation" and "The Road Projects — Phase 1 West — Taxation"). No assurance can be given that the current policy in the PRC with respect to such preferential treatment will continue or that the existing preferential tax treatment enjoyed by the JV Enterprises will not be cancelled or unfavourably amended.

Government control of currency conversion may adversely affect the Group's operations and financial results

The JV Enterprises which operate the Group's toll expressways receive all of their revenues in Renminbi, which currently is not a freely convertible currency. A portion of these revenues must be converted into other currencies to meet the JV Enterprises' own foreign currency obligations. These foreign currency-denominated obligations include:

- payment of interest and principal on foreign currency-denominated debt;
- payment of profit distributions to foreign joint venture partners as and when such profit distributions are, or may be, resolved to be made;

- repatriation of capital contribution to foreign joint venture partners of co-operative joint ventures; and
- payment of return on investment contributed by foreign joint venture partners.

Under the PRC's existing foreign exchange regulations, the JV Enterprises will be able to undertake current account foreign exchange transactions, including profit distribution payments, without prior approval from SAFE by complying with certain procedural requirements. However, there can be no assurance that the PRC Government will not impose more onerous procedural requirements in the future. The PRC Government has stated publicly that it intends to make Renminbi freely convertible in the future. However, uncertainty exists as to whether the PRC Government may restrict access to foreign currency for current account transactions if foreign currency becomes scarce in the PRC.

Foreign exchange transactions of a capital nature, including foreign currency-denominated borrowings from foreign lenders and principal payments in respect of foreign currency-denominated obligations to both Chinese and foreign lenders, continue to be subject to foreign exchange controls and require registration with and/or verification by SAFE. These limitations could affect the ability of the JV Enterprises to obtain foreign exchange through debt or equity financing, or to obtain foreign exchange for capital expenditures. Approval from SAFE for payment to the Group of accruing returns on its investment in GS Superhighway JV is also required, and SAFE has required that the GS JV Contract be amended before further payment of accruing returns may be made (such amendment has not yet been made or applied for). The Group's results of operations could be adversely affected if the JV Enterprises cannot obtain the required foreign currency in a timely manner due to these limitations on foreign exchange.

Fluctuation of the Renminbi could materially affect the Group's financial condition and results of operations

The JV Enterprises which operate the Group's toll expressways receive all of their revenues in Renminbi, and the financial statements and earnings of the JV Enterprises are expressed in Renminbi. The value of Renminbi fluctuates and is subject to changes in political and economic conditions in the PRC. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People's Bank of China, which are set daily based on the previous day's interbank foreign exchange market rates and current exchange rates on the world financial markets. This managed float has maintained relative stability for the official exchange rate for the conversion of Renminbi to U.S. dollars. Any changes in or removal of the managed float system may result in increased volatility and/or devaluation of the Renminbi. Any devaluation of the Renminbi would adversely affect the value of the JV Enterprises' revenues and earnings in foreign currency terms. Moreover, the financial condition and results of operations of the JV Enterprises and the Group may be adversely affected by changes in the value of certain currencies other than the Renminbi in which their financial and other obligations are denominated. In particular, devaluation of the Renminbi relative to the U.S. dollar and/or Hong Kong dollar could increase the portion of the cash flow of the JV Enterprises and the Group respectively which is required to satisfy obligations denominated in U.S. dollars and/or Hong Kong dollars (see "The JV Enterprises have significant borrowings and therefore the Group's financial performance could be affected by general economic conditions and factors" above).

RISKS RELATING TO THE OFFERING

The liquidity and price of the Shares following the Offering may be volatile

The price and trading volume of the Shares may be highly volatile. Factors such as variations in the Company's revenues, earnings and cashflows and proposals of new investments, strategic alliances and/or acquisitions, fluctuations in traffic volume and toll rates to fluctuations in prices for comparable companies could cause the price of the Shares to change. Any such developments may result in large and

sudden changes in the volume and price at which the Shares will trade. There is no assurance that these developments will not occur in the future. In addition, as no public market for the Shares existed prior to the Offering, there can be no assurance that a liquid public market for the Shares will develop or be sustained after the Offering.

Future sales of substantial amounts of the Shares in the public market could adversely affect the price of the Shares

Hopewell has entered into an agreement restricting, among other things, the ability of Hopewell and other members of the Hopewell Group to sell Shares during the 12 months from the Listing Date (see "Underwriting — Underwriting Arrangements and Expenses — Undertakings"). No other shareholder or potential shareholder of the Company has entered into any similar agreement. In particular, Bank of China (Hong Kong) Limited has an option exercisable at any time during the period commencing on the Listing Date and ending on the date falling 36 months thereafter (both dates inclusive) to acquire from Hopewell Shares representing up to 5% of the existing issued share capital of the Company at the Listing Date (see "Substantial Shareholders — BOC Option"). The sale of substantial amounts of Shares in the public market by any one or more shareholders could have a material adverse effect on the price of the Shares.

Certain statistics are derived from publications not independently verified by the Group, the Underwriters or their respective advisors

Facts and statistics in this prospectus relating to the PRC's economy and its transportation sector are derived from available publications. Whilst the Directors have taken reasonable care to ensure that the facts and statistics presented are accurately reproduced from such sources, they have not been independently verified by the Company, the Underwriters or their respective advisors and, therefore, the Company makes no representation as to the accuracy of such facts and statistics, which may not be consistent with other information compiled within or outside the PRC. Due to possibly flawed or ineffective collection methods and other problems, the statistics herein may be inaccurate or may not be comparable to statistics produced for other economies and should not be unduly relied upon. Further, there can be no assurance that they are stated or compiled on the same basis or with the same degree of accuracy as may be the case elsewhere.

There may be possible deviation in the actual use of proceeds from the Offering from the intended use

The intended use of the proceeds from the Offering is set out under the section headed "Use of Proceeds". It is the Directors' current intention to apply the net proceeds from the Offering in the manner described in such section. However, as new business opportunities arise or as unforeseen events occur, the Directors may (if they consider it to be in the best interests of the Group) reallocate all or part of the net proceeds to other business plans or new projects or to other uses or hold such funds in bank accounts or with financial institutions or as other treasury instruments. As a consequence, the actual application of the proceeds from the Offering may deviate from the intended use as described in this prospectus. The Company will issue an announcement and make disclosure in its annual report for the relevant year in the event there is a material deviation in the use of the Offering proceeds from the intended use as described in this prospectus.

Forward-looking statements contained in this prospectus may not be fulfilled

This prospectus contains forward-looking statements, including statements regarding, among other items:

- the Group's business and operating strategies;
- the Group's capital expenditure plans;

- the Group's operations and business prospects;
- the Group's financial condition and results of operations;
- the industry regulatory environment as well as the industry outlook generally; and
- future developments in the transportation industry in the PRC.

The words "anticipate", "believe", "could", "estimate", "forecast", "project", "expect", "intend", "may", "plan", "seek", "will", "would" and similar expressions, as they relate to the Group, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond the Group's control. In addition, these forward-looking statements reflect the Company's current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors including, but not limited to, the risk factors set forth in this "Risk Factors" section and the following:

- any changes in the Ministry of Communications' policies in relation to provincial and municipal highway networks, transfers of operating rights, toll rates and the planning, development, construction and management aspects of highways in the PRC;
- any changes in the regulatory policies of the PRC Government, the Guangdong Provincial Government and other relevant government authorities relating to, among other things, joint venture arrangements and capital investment priorities;
- the effects of competition on the demand for and change in toll rates of the Projects;
- the development of new routes affecting the Group's current and future business;
- changes in political, economic, legal and social conditions in the PRC, including the PRC Government's specific policies with respect to economic growth, inflation, foreign exchange, institutional lending policies and the availability of credit; and
- changes in population growth and GDP growth and the impact of those changes on the demand for the Projects.

Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus might not occur in the way the Company expects, or at all. Accordingly, investors should not place undue reliance on any forward-looking information.

Assumptions relied on by independent consultants and experts may not be accurate

FPD has been engaged as the independent business valuer to prepare a business valuation, and Parsons Brinckerhoff has been engaged as the independent traffic consultant to conduct an independent traffic and revenue study for the Group's roads. See "Appendix V — Business Valuation" and "Appendix VI — Traffic Consultant's Report". The respective business valuation by FPD and traffic and revenue projections of the Group's toll expressways by Parsons Brinckerhoff were prepared using such analytical methods and models as were considered appropriate by FPD and Parsons Brinckerhoff. FPD's valuation and Parsons Brinckerhoff's projections were based on, among other things, certain assumptions regarding sociological, demographical and economic trends in Guangdong Province and the PRD. Specifically, FPD's valuation applies the income approach technique known as the discounted cash flow method, under which a present value is arrived at by discounting anticipated future cash flows at market-driven required rates of return considered to be appropriate for the risks and hazards of the business. The required rates of return applied in the business valuation in respect of each of the GS Superhighway Project, Guangzhou E-S-W Ring Road Project and the Phase 1 West Project were 11.5%, 11.5% and 13.2% respectively. There can be no assurance that assumptions used in developing such projections, which include the absence of any adverse regulatory actions by the PRC Government, completion of new connections and market acceptance of the toll rate levels, will prove to be accurate or that the discount rates adopted by FPD will be representative of returns from comparable or alternative forms of investment over the period or periods concerned.

DIRECTORS' RESPONSIBILITY FOR THE CONTENTS OF THIS PROSPECTUS

This prospectus, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Companies Ordinance and the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:

(a) the information contained in this prospectus is accurate and complete in all material respects and not misleading;

(b) there are no other matters the omission of which would make any statement in this prospectus misleading; and

(c) all opinions expressed in this prospectus have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

UNDERWRITING

This prospectus is published solely in connection with the Public Offer. For applicants under the Public Offer, this prospectus and the **WHITE** and **YELLOW** application forms set out the terms and conditions of the Public Offer.

The Public Offer is part of the Offering which comprises the Public Offer of initially 72,000,000 Public Offer Shares and the International Offer of initially 648,000,000 International Offer Shares.

The Public Offer is sponsored by Citigroup, and is fully underwritten by the Public Offer Underwriters. The International Offer is managed by Citigroup and is expected to be fully underwritten by the International Underwriters.

If, for any reason, the Offer Price is not agreed between Citigroup (on behalf of the Underwriters) and the Company, the Offering will not proceed.

SELLING RESTRICTIONS

No action has been taken to permit an offering of the Offer Shares or the distribution of this prospectus to the public in any jurisdiction other than in Hong Kong and, solely in connection with the Japanese public offer without listing, Japan. Accordingly, this prospectus may not be used for the purpose of, and does not constitute, an offer or invitation in any jurisdiction or in any circumstances in which such an offer or invitation is not authorised or to any person to whom it is unlawful to make such an offer or invitation.

The Public Offer Shares are offered solely on the basis of the information contained and the representations made in this prospectus. No person is authorised in connection with the Public Offer to give any information or to make any representation not contained in this prospectus. Any information or representation not contained in this prospectus must not be relied upon as having been authorised by the Company, the Underwriters, any of their respective directors or any other person involved in the Offering.

United States

The Offer Shares have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, United States persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act. The Offer Shares are not being offered or sold in the United States except through certain of the Underwriters only to qualified institutional buyers as defined in Rule 144A under the U.S. Securities Act ("Rule 144A"), in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A. Subsequent transfers will also be limited.

The Offer Shares are being offered and sold outside the United States in reliance on Regulation S under the U.S. Securities Act.

In addition, until 40 days after the commencement of the offer of Offer Shares, an offer or sale of Offer Shares within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if that offer or sale is made otherwise than in accordance with Rule 144A.

United Kingdom

The Offer Shares may not be offered or sold and, prior to the expiry of a period of six months from the date on which dealings in the Shares commence on the Stock Exchange, may not be offered or sold in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. In addition, no person may communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any Offer Shares except in circumstances in which section 21(1) of the FSMA does not apply to the Company.

Singapore

This prospectus has not been, and will not be, registered as a prospectus with the Monetary Authority of Singapore and the Offer Shares will be offered in Singapore pursuant to an exemption invoked under section 274 and section 275 of the Securities and Futures Act 2001, Chapter 289 of Singapore (the "SFA"). Accordingly, the Offer Shares may not be offered or sold or be made the subject of an invitation for subscription or purchase nor may this prospectus nor any document or other material in connection with the Offering be issued, circulated or distributed, either directly or indirectly, to the public or any member of the public in Singapore, other than (i) to an institutional investor or other person specified in section 274 of the SFA, (ii) to a sophisticated investor, and in accordance with the conditions, specified in section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any applicable provisions of the SFA.

Japan

It is expected that a public offering without listing of the Offer Shares will be made in Japan. The Offer Shares will not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and all other applicable laws and regulations of Japan. As used in this paragraph, "resident of Japan" means any person residing in Japan, including any corporation or other entity organized under the laws of Japan.

France

This prospectus is not being distributed in the context of a public offer in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code, and has not been submitted to the *Commission des Opérations de Bourse* for prior approval. This prospectus is not to be further distributed or reproduced (in whole or in part) by its recipients and has been distributed on the undertaking that such recipients will only participate in the issue or sale of the Offer Shares for their

own account and undertake not to transfer, directly or indirectly, the Offer Shares to the public in France, other than in each case in compliance with applicable laws and regulations. The Offer Shares may not be offered or sold, directly or indirectly, to the public in France, and copies of this prospectus or any other offering material relating to the Offer Shares may not be distributed or caused to be distributed to the public in France. Any offers, sales and distributions have only been and shall only be made in France to qualified investors *(investisseurs qualifiés)* as defined in and in accordance with Article L. 411-2 of the French Monetary and Financial Code and Decree no. 98-880 dated 1 October, 1998.

Netherlands

The Offer Shares may not be offered, sold, transferred or delivered, directly or indirectly, in the Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus nor any other document in respect of the Offering may be distributed or circulated in the Netherlands, other than to persons who trade or invest in securities in the conduct of a profession or business (which include, without limitation, banks, stockbrokers, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises).

Italy

The offering of the Offer Shares has not been cleared by CONSOB (the Italian securities exchange commission) pursuant to Italian securities legislation and, accordingly, no Offer Shares may be offered, sold or delivered, nor may copies of this prospectus or of any other document relating to the Offer Shares be distributed in the Republic of Italy, except (i) to professional investors *(operatori qualificati)*, as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, (ii) in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of 24 February, 1998 (the "Financial Services Act") and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended or (iii) to an Italian resident who submits an unsolicited offer to purchase the Offer Shares. Any offer, sale or delivery of the Offer Shares or distribution of copies of this prospectus or any other document relating to the Offer Shares in the Republic of Italy under (i) or (ii) above must be (a) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act and Legislative Decree No. 385 of 1 September, 1993 (the "Banking Act"), (b) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy and (c) in compliance with any other applicable laws and regulations.

Cayman Islands

No offer of Offer Shares may be made to the public in the Cayman Islands.

APPLICATION FOR LISTING ON THE STOCK EXCHANGE

Application has been made to the Listing Committee of the Stock Exchange for listing of, and permission to deal in, the Shares in issue, the Shares to be issued pursuant to the Offering, and any Shares which may be issued pursuant to the exercise of the Over-allotment Option or upon exercise of options granted under the Share Option Scheme, and the Warrants and any Shares which fall to be issued upon the exercise of the subscription rights attaching to the Warrants. No part of the share or loan capital of the Company is listed or dealt in on any other stock exchange and no such listing or permission to deal is being or is proposed to be sought.

Any allotment made in respect of any application will be void if permission for listing of, and dealing in, the Shares on the Stock Exchange has been refused before the expiration of three weeks from 31 July, 2003 (being the date of closing of the application lists for the Public Offer), or such longer period not exceeding six weeks as may, within the said three weeks, be notified to the Company by or on behalf of the Stock Exchange.

ELIGIBILITY FOR ADMISSION INTO CCASS

Subject to the granting of listing of, and permission to deal in, the Shares and the Warrants on the Stock Exchange and the compliance with the stock admission requirements of HKSCC, the Shares and the Warrants will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the date of commencement of dealings in the Shares and the Warrants on the Stock Exchange or on any other date HKSCC chooses. Settlement of transactions between participants of the Stock Exchange is required to take place in CCASS on the second business day after any trading day.

All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

All necessary arrangements have been made for the Shares and the Warrants to be admitted into CCASS.

HONG KONG REGISTER

All Shares issued pursuant to applications made in the Offering, and all the Warrants, will upon listing be registered on the Company's branch register of members, and its register of warrantholders, to be maintained in Hong Kong. The Company's principal register of members will be maintained in the Cayman Islands. Only shares registered on the Company's branch register of members maintained in Hong Kong, and the Warrants registered on the register of warrantholders maintained in Hong Kong, may be traded on the Stock Exchange.

STAMP DUTY

All the Offer Shares will be registered on the Hong Kong register of members of the Company and the Warrants will upon listing be registered on the register of warrantholders maintained in Hong Kong. Dealings in Shares and Warrants registered on the Hong Kong register of members and the register of warrantholders will be subject to Hong Kong stamp duty.

PROFESSIONAL TAX ADVICE RECOMMENDED

Persons who are unsure about the taxation implications of the subscription, purchase, holding or disposal of, dealing in, or the exercise of any rights in relation to, the Offer Shares and/or the Warrants should consult an expert.

The Company, the Directors, the Underwriters and any other person involved in the Offering do not accept responsibility for any tax effects on or liabilities resulting from the subscription for, or purchase, holding or disposal of, or dealing in or the exercise of any rights in relation to, the Offer Shares or the Warrants.

STABILIZATION AND OVER-ALLOTMENT

In connection with the Offering, Citigroup, on behalf of the International Underwriters, or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Shares at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there is no obligation on Citigroup or any person acting for it to do this. Such stabilizing action, if taken, may be discontinued at any time, and is required to be brought to an end after a limited period.

In connection with the Offering, the Company intends to grant to Citigroup, on behalf of the International Underwriters, the Over-allotment Option which will be exercisable by Citigroup on behalf of the International Underwriters at any time from the date of the International Underwriting Agreement up to the date which is the 30th day after the last date for lodging application forms under the Public

Offer. Pursuant to the Over-allotment Option, the Company may be required to issue and allot at the Offer Price up to an aggregate of 108,000,000 additional Shares, representing 15% of the total number of Shares initially available under the Offering, in connection with over-allocations in the International Offer, if any, and other stabilizing action in respect of the Shares.

Further details with respect to stabilization and the Over-allotment Option are set out under "Structure of the Offering — Over-allotment Option and Stabilization".

PROCEDURE FOR APPLICATION FOR PUBLIC OFFER SHARES

The procedures for applying for the Public Offer Shares are set out under "How to apply for Public Offer Shares", "Further Terms and Conditions of the Public Offer", and the relevant application forms.

The Company and/or Citigroup will have full discretion to reject any application for Public Offer Shares in full or in part.

CONDITIONS OF THE PUBLIC OFFER

Details of the conditions of the Public Offer are set out under "Structure of the Offering — Conditions of the Public Offer".

STRUCTURE OF THE OFFERING

Details of the structure of the Offering are set out under the section headed "Structure of the Offering".

EXCHANGE RATE CONVERSION

Solely for convenience, this prospectus contains translations of certain Renminbi amounts into U.S. dollars and Hong Kong dollars. Unless otherwise indicated, such translations have been made at rates of US$1.00 = RMB8.28 and HK$1.00 = RMB1.06, being the People's Bank of China ("PBOC") rates prevailing on 30 April, 2003.

These translations are provided by way of illustration only and no representation is made, and none should be construed as being made, that the Renminbi amounts set out in this prospectus could be or could have been converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate on the date or dates in question or any other date.

DIRECTORS

Name	Address	Nationality
Executive Directors		
Sir Gordon Ying Sheung WU, *Chairman*	25 Perkins Road Jardine's Lookout Hong Kong	British
Eddie Ping Chang HO, *Vice Chairman*	2B Hollywood Heights No. 6 Old Peak Road Hong Kong	British
Thomas Jefferson WU, *Managing Director*	25 Perkins Road Jardine's Lookout Hong Kong	British
Alan Chi Hung CHAN, *Deputy Managing Director*	Flat 808, Block 47 Heng Fa Chuen Chai Wan Hong Kong	British
Leo Kwok Kee LEUNG	15B Yae Lam Court Lucky Plaza Shatin New Territories Hong Kong	British
Lijia HUANG	Room 503 38 Dong Chang Nan Jie Guangzhou PRC	Chinese
Cheng Hui JIA	Flat A, 13th Floor Broadville No. 4 Broadwood Road Hong Kong	Chinese
Christopher Shih Ming IP	20B 9 Brewin Path Hong Kong	American

Name	Address	Nationality
Independent non-executive Directors		
Philip Tsung Cheng FEI	38-6 Lane 260 Kuan Fu South Road Taipei Taiwan	Taiwanese
Lee Yick NAM	Flat C, 19th Floor 10 Tai Hang Road Hong Kong	Chinese
Gordon YEN	6B La Clare Mansion No. 92 Pokfulam Road Hong Kong	Chinese
Kojiro NAKAHARA	Tower 5 2B Lakeview Garden 21 Yau On Street Shatin New Territories Hong Kong	Japanese

PARTIES INVOLVED IN THE OFFERING

Global Co-ordinator, Bookrunner and Sponsor	Citigroup Global Markets Asia Limited 20th Floor, Three Exchange Square 8 Connaught Place Central Hong Kong
Public Offer Underwriters	
Joint Lead Managers	Citigroup Global Markets Asia Limited 20th Floor, Three Exchange Square 8 Connaught Place Central Hong Kong
	BOCI Asia Limited 35th Floor, Bank of China Tower 1 Garden Road Central Hong Kong
Co-Lead Managers	BNP Paribas Peregrine Capital Limited 36th Floor, Asia Pacific Finance Tower 3 Garden Road Central Hong Kong
	Daiwa Securities SMBC Hong Kong Limited Level 26, One Pacific Place 88 Queensway Hong Kong
	J.P. Morgan Securities (Asia Pacific) Limited 25th Floor, Chater House 8 Connaught Road Central Hong Kong
	Morgan Stanley Dean Witter Asia Limited 30th Floor, Three Exchange Square 8 Connaught Place Central Hong Kong
Co-Managers	CLSA Limited 18th Floor, One Pacific Place 88 Queensway Hong Kong

ING Bank N.V.
39th Floor, One International Finance Centre
1 Harbour View Street
Central
Hong Kong

UOB Asia (Hong Kong) Limited
Suite 601, 6th Floor, Aon China Building
29 Queen's Road Central
Hong Kong

ICEA Capital Limited
42nd Floor
Jardine House
1 Connaught Place
Central
Hong Kong

Kim Eng Securities (Hong Kong) Ltd
Room 1901, Bank of America Tower
12 Harcourt Road
Central
Hong Kong

South China Securities Limited
28th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong

Sun Hung Kai International Limited
Level 12, One Pacific Place
88 Queensway
Hong Kong

VC CEF Capital Limited
38th Floor, The Centrium
60 Wyndham Street
Central
Hong Kong

International Underwriters

Joint Lead Managers

Citigroup Global Markets Limited
20th Floor, Three Exchange Square
8 Connaught Place
Central
Hong Kong

BOCI Asia Limited
35th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong

Co-Lead Managers

BNP Paribas Peregrine Capital Limited
36th Floor, Asia Pacific Finance Tower
3 Garden Road
Central
Hong Kong

Daiwa Securities SMBC Hong Kong Limited
Level 26, One Pacific Place
88 Queensway
Hong Kong

J.P. Morgan Securities Ltd.
25th Floor, Chater House
8 Connaught Road
Central
Hong Kong

Morgan Stanley & Co. International Limited
30th Floor, Three Exchange Square
8 Connaught Place
Central
Hong Kong

Co-Managers

CLSA Limited
18th Floor, One Pacific Place
88 Queensway
Hong Kong

ING Bank N.V.
39th Floor, One International Finance Centre
1 Harbour View Street
Central
Hong Kong

UOB Asia (Hong Kong) Limited
Suite 601, 6th Floor, Aon China Building
29 Queen's Road Central
Hong Kong

Legal advisers to the Company

As to Hong Kong law:
Woo, Kwan, Lee & Lo
27th Floor
Jardine House
1 Connaught Place
Central
Hong Kong

As to PRC law:
Haiwen & Partners
Room 1711, Beijing Silver Tower
No. 2 Dong San Huan North Road
Chao Yang District
Beijing 100027
PRC

	As to Cayman Islands law: Maples and Calder Asia 1504 One International Finance Centre 1 Harbour View Street Central Hong Kong
	As to certain matters of United States securities and federal income tax laws: Latham & Watkins LLP 20th Floor Standard Chartered Bank Building 4 Des Voeux Road Central Hong Kong
Legal advisers to the Sponsor and the Underwriters	*As to Hong Kong and United States laws:* Allen & Overy 9th Floor Three Exchange Square Central Hong Kong
Auditors and reporting accountants	Deloitte Touche Tohmatsu 26th Floor Wing On Centre 111 Connaught Road Central Hong Kong
Business valuer	FPDSavills (Hong Kong) Limited 23rd Floor Two Exchange Square Central Hong Kong
Traffic consultant	Parsons Brinckerhoff (Asia) Limited 23rd Floor AIA Tower 183 Electric Road North Point Hong Kong
Property valuer	FPDSavills (Hong Kong) Limited 23rd Floor Two Exchange Square Central Hong Kong
Receiving Bankers	Bank of China (Hong Kong) Limited Bank of China Tower 1 Garden Road Hong Kong
	The Bank of East Asia, Limited 10 Des Voeux Road Central Hong Kong

Registered office	P.O. Box 309GT Ugland House South Church Street George Town Grand Cayman Cayman Islands British West Indies
Head office and principal place of business	Room 64-02 64th Floor Hopewell Centre 183 Queen's Road East Wanchai Hong Kong
Company secretary	Peter Yip Wah LEE, B.A., Solicitor
Audit committee	Philip Tsung Cheng FEI Lee Yick NAM Kojiro NAKAHARA
Authorised representatives	Thomas Jefferson WU Christopher Shih Ming IP
Hong Kong share and warrant registrar and transfer office	Computershare Hong Kong Investor Services Limited Rooms 1712-1716 17th Floor Hopewell Centre 183 Queen's Road East Wanchai Hong Kong
Cayman Islands share and warrant registrar and transfer office	Bank of Bermuda (Cayman) Limited 36C Bermuda House British American Centre Dr. Roy's Drive George Town Grand Cayman Cayman Islands British West Indies

Principal bankers

Bank of China
Guangdong Branch
3/F West Tower
Guangzhou International Financial Building
197 Dong Feng Xi Lu
Guangzhou
Guangdong, PRC

Bank of China (Hong Kong) Limited
Bank of China Tower
1 Garden Road
Hong Kong

China Construction Bank
Guangdong Branch
509 Dong Feng Zhong Road
Guangzhou
Guangdong, PRC

The information in this section is derived from a combination of official government publications and other publicly available materials, and various unofficial publications and sources of information. It has not been independently verified by the Company, the Sponsor, the Underwriters or their respective legal or financial advisers and no representation is made as to the accuracy of this information, which may be inconsistent with information available or compiled from other sources.

THE PRC AND GUANGDONG PROVINCE

The PRC

The PRC is the world's most populous country with a population of nearly 1.3 billion in 2001. With the implementation of the open door and economic reform policies in 1978, the PRC has become the sixth largest economy in the world with a GDP of approximately RMB9.6 trillion (US$1.2 trillion) and per capita GDP of approximately RMB7,543.0 (US$911.0) in 2001, achieving an average GDP growth of approximately 15.3% per annum over the period from 1978 to 2001. According to Economic Intelligence Unit, the GDP of the PRC is forecast to grow 7.0% and 7.7% in 2003 and 2004, respectively.

Top 10 Countries by Population


1,400
1,200
1,000
800
600
400
200
0
mn persons
PRC
India
US
Indonesia
Brazil
Pakistan
Russia
Bangladesh
Nigeria
Japan
2002
2001

Top 10 Countries by GDP

12,000
10,000
8,000
6,000
4,000
2,000
0
US$ bn
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
US Japan Germany UK France PRC Italy Canada Mexico Spain
2001 GDP 10 Year CAGR

Consistent with its commitment to move to a more market-oriented economy, the PRC implemented economic reforms which ultimately resulted in its accession to the World Trade Organization ("WTO") in December 2001. Entry into the WTO required the PRC, among other things, to reduce customs duties, liberalise trade and investment and open itself to foreign competition into domestic market over the long term.

These measures will stimulate foreign trade including foreign direct investment ("FDI") and exports. FDI in 2001 amounted to US$46.9 billion, representing a ten-year compound growth rate of 26.8%. With respect to exports, the PRC recorded US$266.1 billion in goods and services exported in 2001 and US$232.6 billion for the six months ended 30 June, 2002.

The following chart shows the top ten recipient countries for FDI in 2001:

Top 10 Countries by FDI Inflow


US$ bn
140
120
100
80
60
40
20
0
US
UK
France
Belgium*
Netherlands
PRC
Germany
Canada
Mexico
Hong Kong

* Includes Luxembourg

The PRC's Tenth Five-Year Plan projected continued economic growth, with average annual economic growth expected to be around 7.0%, with GDP reaching around RMB12.5 trillion (US$1.5 trillion) by 2005 based on 2000 price levels. Per-capita GDP is expected to reach RMB9,400.0 (US$1,135.3).

The significant growth experienced in the PRC has also triggered the development of its transportation infrastructure.

Guangdong Province

Located in the southernmost part of the country, Guangdong Province is one of the most industrialised and affluent provinces in the PRC. Its capital city, Guangzhou, is the third largest city in the PRC in terms of GDP. Three of the five Special Economic Zones ("SEZ") in the PRC, namely, the Shenzhen SEZ, the Shantou SEZ and the Zhuhai SEZ, are situated in Guangdong Province.

With a population of 77.8 million (6.1% of the PRC's total population), Guangdong Province is one of the most densely populated provinces in the PRC. Its GDP (RMB1.1 trillion or US$128.6 billion) in 2001 was the highest among all the provinces and accounted for 11.1% of the national total. The ten-year compound annual growth rate from 1991 was 18.9%. In addition, Guangdong accounted for 14.7%, 12.0% and 25.0% respectively of the PRC's total industrial output, retail sales and tourist income for 2001. It ranked third in the PRC in terms of total length of highway within the province. Guangdong's total highway length grew from 54,671 km in 1990 to 104,799 km at the end of 2001.

With the changes brought about by the PRC's open-door and reform policies, Guangdong has registered significant growth in foreign trade and exports. FDI totalled US$11.9 billion in 2001 which represented approximately 25.4% of the total FDI of the country and was the highest among all provinces in the PRC. Guangdong's share of the national total exports was 35.9% or US$95.4 billion.

According to the Guangdong Province Tenth Five-Year Plan which covers the period 2001-2005, the government of Guangdong Province aims to achieve, among others, the targets set out in the following table:

	Targeted Compound Annual Growth Rate
1. GDP	9.0%
2. GDP per capita	7.7%
3. Investment in fixed assets	8.0%
4. Exports	8.5%
5. Retail Sales of Consumer Goods	12.5%

Source: Development Planning Commission of Guangdong Province

The Pearl River Delta

The PRD, which lies at the mouth of the Pearl River Estuary in the southern part of Guangdong Province, has an area of approximately 41,698 sq. km and a population of over 23 million in 2001. The PRD covers 14 cities and counties including major cities such as Guangzhou, Shenzhen, Foshan, Zhuhai, Dongguan, Jiangmen, Zhongshan, Huizhou and Zhaoqing. The region has rapidly become one of the world's most important centres of industrial output and is continuing to grow. According to the China Statistical Yearbook 2002 and Guangdong Statistical Yearbook 2002, this region accounted for 78.6% and 8.7% of Guangdong's and the PRC's GDP, respectively. The region is currently attracting approximately one-quarter of FDI in the PRC and generating around one-third of the PRC's exports. More than half of the Fortune 500 companies have invested in the PRD.

Major industries within the PRD include the following:

	City/Municipality						
Major Industries	Guangzhou	Shenzhen	Zhuhai	Foshan	Zhongshan	Dongguan	Jiangmen
Auto	√						
Auto parts	√						
Bio-medical	√	√	√	√			
Ceramics				√			
Chemicals	√				√		
Electrical appliances	√			√			
Electronics	√	√	√	√	√	√	
Financial services	√	√					
Furniture				√		√	
Garments	√			√	√	√	√
Information technologies		√				√	
Jewelry	√						
Lighting fixtures					√		
Logistics		√					
Materials				√			
Metalwork					√		
Petrochemicals			√				
Software	√		√				
Telecommunications		√				√	
Textiles	√			√	√	√	√
Toys		√					
Transportation equipment	√	√					
Watches and timepiece		√				√	

Source: Guangdong Statistical Yearbook 2002 and the Public Network of Guangdong Government

The following table sets out the population and key economic indicators of the PRC, Guangdong Province, the PRD and major cities in the region in 2001:

Location	Population	GDP	Growth	Investment in Fixed Assets	Growth	Utilised Foreign Capitals[1]	Growth	Industrial Output[2]	Growth	Retail Sales of Consumer Goods	Growth
	(million persons)	(RMB billion)	(%)	(RMB billion)	(%)	(US$ billion)	(%)	(RMB billion)	(%)	(RMB billion)	(%)
The PRC	1,271.1	9,593.3	7.3	3,721.1	13.1	49.7	(16.3)	9,544.9	11.4	3,759.5	10.1
Guangdong	77.8	1,064.8	10.2	353.6	9.4	15.8	8.2	1,403.5	12.5	451.5	10.9
Guangdong/PRC	6.1%	11.1%	NA	9.5%	NA	31.7%	NA	14.7%	NA	12.0%	NA
PRD	23.3	836.4	13.4	256.7	12.0	14.2	13.2	1,201.2	13.6	312.0	12.2
PRD/Guangdong	30.0%	78.6%	NA	72.6%	NA	90.1%	NA	85.6%	NA	69.1%	NA
PRD/PRC	1.8%	8.7%	NA	6.9%	NA	28.6%	NA	12.6%	NA	8.3%	NA
Guangzhou	7.1	268.6	13.0	97.3	5.3	3.3	6.8	282.9	17.7	124.4	11.0
Shenzhen	1.3	195.5	17.4	71.7	5.8	3.6	21.4	308.0	14.0	60.9	13.2
Foshan	3.4	106.8	11.6	23.8	19.7	1.0	17.9	178.2	3.4	37.5	11.1
Jiangmen	3.8	61.5	8.4	10.9	4.3	0.8	5.3	94.4	(7.1)	22.3	11.4
Dongguan	1.5	57.9	17.5	12.6	22.0	1.8	6.1	104.0	33.1	19.6	15.6
Zhuhai	0.8	36.7	11.0	10.5	10.3	1.2	16.0	66.2	(18.0)	12.8	11.5
Zhongshan	1.3	36.3	15.9	17.8	61.9	0.7	10.0	68.4	10.7	12.0	12.0

Notes:

(1) Include FDI, foreign loans, and other foreign investments

(2) Include only industrial enterprises with over RMB5 million annual sales.

Source: China Statistical Yearbook 2002 and Guangdong Statistical Yearbook 2002

The PRD, with its close proximity to Hong Kong, has benefited from the latter's investments in Guangdong which represented 54.6% of foreign capital utilised in the province in 2001. The PRD offers an attractive alternative to Hong Kong as a production base because of its low production costs.

Hong Kong companies have long been the PRD's major investors in industries including the technology, textile, toy and real estate industries. Hong Kong accounted for 22.0% of the total imports and exports of Guangdong Province in 2001, making it the largest trading partner of the province. The recent decision by both governments to relax immigration and customs clearing at the border between Shenzhen and Hong Kong should further facilitate economic, social, and cultural integration of the two adjacent cities as well as the whole PRD. In the HKSAR Government's fiscal year ended 31 March, 2002, cross border traffic between the two cities reached 109 million by land, making it one of the busiest border crossings in the world. This traffic was expected to increase as a consequence of the implementation of the 24 hour open border policy in January 2003.

HIGHWAY TRANSPORTATION IN THE PRC

Overview

Significant growth was witnessed in all modes of transportation in the PRC over the past two decades. Among the various modes of transportation, highways offer the most flexibility for both local and long haul transportation and for both passenger and freight traffic.

Despite the growth in the various modes of transportation, highways continue to handle most of the PRC's passenger and freight traffic. In the China Statistical Yearbook, passenger and freight traffic are measured separately in terms of passenger journeys and tons of goods.

The PRC's Passenger Traffic Mix 2001
Total = 15.3 billion persons

Civil Aviation 0.5%
Waterways 1.2%
Railways 6.9%
Highways 91.4%

The PRC's Freight Traffic Mix 2001
Total = 13.8 billion tons


Waterways
9.6%
Civil
Aviation
0.01%
Railways
13.8%
Highways
76.5%

Source: China Statistical Yearbook 2002

Road Classification in the PRC

According to the PRC's Ministry of Communications, roads are classified according to the description below:

Road classification and standards in the PRC

	Expressways	Class 1	Class 2	Class 3	Class 4
Maximum design speed level (km/hour) ...	120	100	80	60	40
Minimum number of road lanes (both directions combined)	4	4	2	2	1
Minimum width of road lane (meters)	3.5	3.5	3.5	3.0	3.0
Minimum width of foundation (meters)	22.5	22.5	8.5	7.5	6.5
Surface grade *(Note)*	Top	Top	Top/ Secondary	Secondary/ Medium	Medium/ Low

Note: The different grades of road surface are as follows:

Road surface grading		Specifications
Top	(1)	Asphalt concrete
	(2)	Cement concrete
Secondary	(1)	Asphalt penetration
	(2)	Asphalt macadam
	(3)	Asphalt Surface treatment
Medium	(1)	Aggregate or gravel (mixed with clay or other materials depending on road category)
	(2)	Crushed rock
	(3)	Other kinds of pebble
Low	(1)	Strengthened pebble
	(2)	Other strengthened or modified materials

Source: PRC Industry Standard JTJ 001-97 Technical Standard of Highway Engineering issued by the Ministry of Communications, effective as of 1 January, 1998

At the end of 2001, there were 1,698,012 km of highway in the PRC of which 19,437 km were expressways which represented only 1.1% of total highway length.

Industry Growth

Highways, as the preferred means of transportation, continue to grow in length with the growing passenger and freight traffic. From 1991 to 2001, the PRC saw compound annual growth in highway length of approximately 5.0% while the growth rates for highway passenger traffic and freight traffic were 7.5% and 3.7%, respectively. The following shows the growth of highway length, highway passenger traffic and highway freight traffic over the 1991-2001 period, indexed to 1991's data:

The PRC's Growth in Highway Length and Highway Traffic 1991-2001


Growth Index (Index Year = 1991)
220
200
180
160
140
120
100
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
Highway Length
Passenger Traffic
Freight Traffic

Source: China Statistical Yearbook

Despite the growth, there is still ample room for highway development. The development of the highway transportation industry depends mainly on the building of highway infrastructure and road usage as driven by car ownership. As the PRC economy grows, per capita income has become higher. The more affluent population can afford to buy more cars.

PRC Passenger Car Ownership vs. GDP

Passenger Cars ('000)

11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000

1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

2,000 4,000 6,000 8,000 10,000

GDP (RMB bn)

Shanghai



Guangdong



Beijing



Source: China Statistical Yearbook

Current Industry Situation and Trends

By comparison with other developed countries, the PRC's highway industry is far from saturated. The PRC lags behind the U.S., Germany and Japan in terms of highway length available to residents. The low vehicle ownership rate, coupled with increasing income level, means that there is ample room for vehicle ownership to rise. In fact, according to the China Automotive Technology & Research Center, there are approximately seven million families in the PRC capable of purchasing cars and the number is expected to rise to 40 million by 2005, making the PRC one of the largest auto markets in the world.



Highway Length Comparison **Vehicle Ownership Comparison**


km / 1,000 inhabitants
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
1.3
13.9
5.0
1.5
0.8
0.8
0.5
PRC
US
Germany*
Japan**
UK*
Italy*
France*
* Based on 1999 data ** Based on 2000 data
per 1,000 inhabitants
2,500
2,000
1,500
1,000
500
0
7.3
6.0
2,071.9
57.2
1,946.4
47.9
1,783.2
90.0
1,567.4
30.7
479.5
315.7
337.0
62.3
PRC
Italy*
UK*
France*
Germany*
US
Japan
Passenger Vehicle Ownership
Truck Ownership
* Based on 2000 data

Sources: China Statistical Yearbook 2002, Japan Statistical Yearbook 2002, US Department of Transportation

The need for more highways is further supported by the PRC's WTO accession and the resultant economic boost which is expected:

- **Stimulus to economic activity**

  The economic activities stimulated by WTO entry are expected to generate the need for more transportation facilities.

- **Increased affordability of vehicles**

  The increasing affluence level of citizens in the PRC should allow more disposable income for durable goods like cars. Furthermore, under WTO requirements, tariff on imported cars has been reduced from 70.0-80.0% of purchase price to 43.8-50.7%. The PRC has the obligation to further decrease tariff to 25.0% by the end of 2007.

- **Wider access to auto-financing**

  More commercial banks have started to target at personal finance and people are more used to car loans. Many commercial banks in the PRC have reduced the thresholds of auto financing.

- **Lower cost of insurance**

  However, due to intensifying competition resulted from WTO, auto insurance costs have been coming down. This made cars more affordable.

Property Insurance Premium Breakdown 2001
Total = RMB68.8bn


Other
12.3%
Household
Insurance
2.7%
Freight
Insurance
5.9%
Business
Property
Insurance
17.8%
Auto
Insurance
61.3%

2001 Increase in Property Insurance Premium over 2000
Total Increase = RMB7.8bn


Other
17.1%
Household
Insurance
8.4%
Freight
Insurance
5.0%
Business
Property
Insurance
6.4%
Auto
Insurance
63.1%

Source: 2002 Yearbook of China's Insurance

The positive impact has already been demonstrated by the persistent increase in passenger car production and sales as illustrated below.

PRC Passenger Car Production and Sales

Number of Passenger Cars: 0, 20,000, 40,000, 60,000, 80,000, 100,000, 120,000, 140,000, 160,000

Jan-02, Feb-02, Mar-02, Apr-02, May-02, Jun-02, Jul-02, Aug-02, Sep-02, Oct-02, Nov-02, Dec-02, Jan-03

—— Production —— Sales

Source: China Auto by China Automotive Technology & Research Centre

The China Automotive Technology & Research Center has also forecast car sales to continue rising as follows:

Forecast of Passenger Car Sales in the PRC


1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
No. of Cars
2002
2003
2004
2005
Imported Cars
Domestic Cars

Source: China Auto by The China Automotive Technology & Research Center

Present demand, coupled with the expected rise in vehicle ownership resulting from the PRC's WTO accession, translates into the need for more highways.

In addition, the government is taking an active role in the development of a national transportation system of which highway infrastructure is a key component.

The Tenth Five-year Plan

One of the major targets of the Ninth Five-Year Plan (1996-2000) in terms of development of road network was the construction of a "National Trunk Highway System" which formed the principal part of the national highway network and would be an important part of the national transportation system. The Tenth Five-Year Plan (2001-2005) continues to emphasise the development of a national highway network and sets the target of building a total of 1.6 million km of public highways by 2005 out of which 25,000 km would be expressways. Achieving the target means doubling the scale of the existing highway system.

During the Tenth Five-Year Plan period, the construction of the transportation system will be subject to unified planning and rational arrangement with a view to expanding the transportation network, optimising the transportation structure, completing the transportation system, advancing reform, and establishing an unimpeded, safe and convenient modern comprehensive transportation system. The construction of the national highway network will be expedited with the focus on five north-south and seven east-west trunk highways and the highway development in the less-developed western region.

HIGHWAY TRANSPORTATION IN GUANGDONG PROVINCE AND THE PRD

Guangdong Province

As one of the dominant economic centres of the PRC, Guangdong's highway infrastructure is among the most extensive in the country. It ranked third in terms of highway length in 2001 with 104,798 km of highways within its boundary, accounting for 6.2% of the national total.

Highway transportation has been the predominant mode of transportation in Guangdong.

Passenger Traffic 2001
Total = 1.8 billion persons


Civil Aviation
0.9%
Railways
7.2%
Waterways
1.3%
Highways
90.6%

Freight Traffic 2001
Total = 1.3 billion tons


Civil Aviation
0.0%
Railways
12.0%
Waterways
20.6%
Highways
67.4%

Source: Guangdong Statistical Yearbook 2002

However, Guangdong's highway development mirrors that of the country. Although the rate of highway growth in Guangdong has exceeded that of the overall PRC, traffic volume in the province has grown even faster. Highway length in Guangdong grew at a compound annual growth rate of 6.1% from 1990 to 2001 versus 4.7% for the PRC. During the same period, highway passenger traffic increased 7.8% per year on the average with total volume of 1.6 billion persons in 2001. Highway freight traffic in Guangdong increased at an average rate of 2.8% per year for the same period. With 865.6 million tons handled in 2001, Guangdong is one of the busiest provinces with respect to highway freight traffic.

With the highest GDP in the PRC and a relatively developed highway infrastructure, Guangdong also has the highest passenger vehicle and truck ownership within its jurisdiction. In 2001, there were approximately 990,500 passenger vehicles and 878,891 trucks owned in Guangdong which accounted for 10.0% and 11.9% of the respective PRC totals. The compound annual growth from 1990 to 2001 in vehicle ownership - 18.9% for passenger vehicles and 12.2% for trucks, also exceeded the country's 17.9% and 6.9% rates for the respective vehicle types.

The PRD

As the PRD is the heart of Guangdong, provincial strategy formulation and planning evolves around it. Highway infrastructure development is of no exception. While the region is currently served by the major highways in the province with the GS Superhighway functioning as a North-South traffic corridor on the eastern bank of the PRD, further development of an extensive network is needed to improve transportation conditions between major cities. Such a system could also facilitate the PRD's linkage with

adjacent cities and provinces and more importantly, Hong Kong. The highway network in the PRD, therefore, is the transportation hub from which additional highway links could be built to enhance the region's integration and outward connections. The following illustrates the highway condition in major cities in the PRD:

City/Municipality	No. of Vehicles		No. of Trucks		Highway Length	
	Total	per 1,000 Inhabitants	Total	per 1,000 Inhabitants	Total (km)	km per 1,000 Inhabitants
Guangzhou	263,411	40.0	154,118	21.6	5,095	0.7
Shenzhen	215,380	163.1	102,889	77.9	1,137	0.9
Foshan	92,199	27.5	137,354	40.9	3,881	1.2
Jiangmen	43,262	11.4	45,907	12.1	4,015	1.1
Dongguan	53,405	34.7	90,001	58.5	2,464	1.6
Zhuhai	36,514	48.1	23,731	31.3	1,025	1.4
Zhongshan	45,688	33.9	49,044	36.4	983	0.7

Source: Guangdong Statistical Yearbook 2002

Current Industry Situation and Trends

As in the case of the PRC, vehicle ownership in Guangdong and the PRD shows very low penetration compared to the developed countries:

Vehicle Ownership per 1,000 Inhabitants


2,500
2,000
1,500
1,000
500
0
per 1,000 Inhabitants
12.7
11.3
34.8
28.5
7.3
6.0
2,071.9
57.2
1,946.4
47.9
1,783.2
90.0
1,567.4
30.7
479.5
315.7
337.0
62.3
Guangdong
PRD**
PRC
Italy*
UK*
France*
Germany*
US
Japan
Passenger Vehicle Ownership
Truck Ownership
* Based on 2000 data
** Include major cities only

Sources: China Statistical Yearbook 2002, Japan Statistical Yearbook 2002, US Department of Transportation

Further development of the highway system in Guangdong, in particular the PRD, is needed to accommodate both current traffic and expected future traffic increase. Additionally, demand for a more extensive highway system is supported by the following factors:

- accelerated integration with Hong Kong resulting from the 24 hour border crossing and further relaxation of licence control on cross-border vehicles which would lead to increase in business, commercial and leisure travel across the border

- development of other transportation and infrastructure facilities such as the Guangdong-HK-Macau Bridge-Tunnel
- increased foreign investments and the expected increase in business travel in the province due to the signing of CEPA and the PRC's WTO accession
- flourishing tourism as evidenced by the increase in the number of tourists in Guangdong from approximately 35.1 million in 1995 to 84.8 million in 2001, of which approximately 71.9 million were domestic tourists

In light of the current situation and the impact it saw a good highway system made on its economy for the past two decades, the government of Guangdong Province continues to place a high priority on developing highway infrastructure and set forth, among others, the following targets in the province's Tenth Five-Year Plan (2001-2005):

- adding 5,000 km of highways, including 1,150 km of expressways, to the existing highway system;
- completing an expressway network that will connect all major municipalities in the province and will extend to the surrounding provinces by 2005;
- expediting the construction of cross-regional highways, with a focus on upgrading the highways at a national and provincial level;
- proceeding with the preliminary study for the construction of a vehicular link between Zhuhai, Macau and Hong Kong.

According to the Guangdong Provincial Bureau of Communications, Guangdong is expected to spend approximately RMB19 billion (US$2.3 billion) per year from 2001 to 2005 on new highway infrastructure. This would bring the total expressway length in Guangdong to 2,300 km by the end of 2003. While the PRD, especially the Guangzhou-Shenzhen axle, remains the centrefold of future infrastructure spending, the government aims at directing more resources to extend the network to rural areas, estimated to claim 60% of the annual RMB19 billion budget. Guangdong has a long history of using private sector resources as well as government resources for investment in and construction of its road infrastructure. Foreign developers and operators, with the know-how and capitals, would be prime candidates to participate in these projects. In addition, 15 of the total 125 projects in the Tenth Five-Year Plan are related to the highway and auto industry. This shows the emphasis the government is placing on transportation development.

Land link between Zhuhai in Guangdong, Hong Kong and Macau

Due to the geographical proximity and the extensive economic integration between Guangdong, Hong Kong and Macau, there is a very substantial cross border flow of goods and passengers between these regions. In 2002, the inter-flow of passengers between Guangdong and Hong Kong by land (including vehicles and train) was about 118 million and by sea was about 6.8 million. The inter-flow of passengers between Hong Kong and Macau was about 11.4 million. The inter-flow of passengers between Macau and Guangdong was about 1.1 million.

Notwithstanding the above, at present, all the vehicular border crossings between Guangdong and Hong Kong are in the northern part of Hong Kong connecting with Shenzhen, namely the Huanggang/ Lok Ma Chau Border Crossing, the Man Kam To Border Crossing, the Lowu Border Crossing and the Sha Tou Kok Border Crossing. Scheduled to be completed in 2006, the new Control Point for the Shenzhen Western Corridor under construction linking Shekou in western Shenzhen with Hong Kong is also in the northern part of Hong Kong. Accordingly, there is currently no vehicular link between Hong Kong and the western bank of the PRD or Macau. Passengers and goods inter-flow between those regions must therefore be by sea or by road, necessitating a detour around the Pearl River estuary via the Humen Bridge or to a very insignificant extent, by helicopter.

Recognising the significance of a vehicular link between Hong Kong and the western bank of PRD, the Hopewell Group first developed a proposal for a bridge link between Zhuhai and the Tuen Mun area of Hong Kong in 1983. In view of the developments in the 1990s, including:

- the development of the Hong Kong International Airport and the construction of the Tsing Ma Bridge linking the Lantau Island with the main land portion of Hong Kong;
- the rapid economic development of the PRD into one of the world's major manufacturing bases, the disparity of development between the eastern and western banks of the PRD and the need to open up and accelerate the development of the western bank of the PRD to enhance the overall competitiveness of the PRD optimizing the cheaper land and labour costs of the western part of the PRD; and
- the policy of the Macau Special Administrative Region to issue casino licences to 3 major operators and to develop Macau into the Las Vegas of the Orient,

the Hopewell Group has in the late 1990s, developed a new proposal for a 29 km bridge link (which has subsequently been modified to be a bridge-tunnel link) connecting Zhuhai in Guangdong, the Lantau Island of Hong Kong near the Hong Kong International Airport and Macau.

The proposal for a bridge link connecting Zhuhai, the Lantau Island of Hong Kong and Macau has been adopted by the Government of the HKSAR. In the Policy Agenda of the Second Term Government of the HKSAR ("Policy Agenda") published on 8 January, 2003, and in the Hong Kong Chief Executive's address ("Chief Executive's Address") to the Hong Kong Legislative Council delivered on the same date, it was stated that such a bridge link is being pursued as a priority project subject to the results of an ongoing PRC government feasibility study.

REGULATION OF PRC HIGHWAYS

Overview of Regulatory Structure

Foreign investment and highway regulatory regimes

In common with other foreign investments in the PRC, foreign invested highway projects require official approvals from one or more central, provincial or local government authorities. Additionally, the construction and operation of highways in the PRC is governed by a regulatory regime specific to the highway transportation sector.

Highway regulatory authorities

The State Development Planning Commission ("SDPC") and the Ministry of Communications are responsible for the overall planning of the various means of transportation, including highways, in the PRC. The Ministry of Communications is the administrative department responsible for the planning, development, construction and management aspects of highways in the PRC. It mainly provides guidelines regarding national development policies, transfers of operating rights, regulations and standards for the design, construction and maintenance of highways. The Ministry of Communications is responsible for preparing and presenting proposals to the State Council and the SDPC for the examination and approval of major national highway projects which form part of the National Trunk Highway System.

At a local level, the provincial communications bureaus are given the power to implement the development plans announced by the SDPC and the Ministry of Communications, and to plan other provincial and municipal highway networks, conduct feasibility studies, and approve the basic structure of the different highway infrastructure projects. The Guangdong Provincial Bureau of Communications is the authority with official responsibility for the planning, development and construction of the highways in Guangdong Province.

Responsibility for setting and regulating highway toll rates and for the approval of toll increase applications rests with the relevant provincial price bureau and communications bureau.

Foreign Invested Enterprises

The PRC promulgated its first joint venture law in 1979. Since then, a broad range of related laws, administrative rules and regulations have been adopted that provide a framework within which foreign investment activities can be effectively conducted and regulated. The government has encouraged foreign direct investment in order to accelerate the inward flow of foreign capital, technology and management techniques.

Foreign invested enterprises in the PRC ("FIEs") may take a number of forms, including equity joint ventures, co-operative joint ventures and wholly foreign-owned enterprises. Equity joint ventures are "limited liability companies" incorporated and registered in the PRC. An equity joint venture company is a "PRC legal person" which has the right to own, use and dispose of personal property. In contrast with equity joint ventures, co-operative joint ventures are not necessarily PRC legal persons, although many co-operative joint ventures have such status. If a co-operative joint venture is not a PRC legal person, each PRC and foreign party is responsible for paying its own taxes on profits derived from the venture and bears its own liability for risks and losses. On the other hand a co-operative joint venture which is a PRC legal person will confer limited liability. A wholly-foreign-owned enterprise is owned completely by one or more foreign investors and does not involve any PRC joint venture parties. It is a PRC legal person under PRC law. The establishment of wholly-foreign-owned enterprises is restricted or prohibited in certain specified sectors, such as media, trading companies, banking and telecommunications.

Governmental Approvals

While the regulations governing and the procedures for obtaining approvals for foreign invested projects are generally well-understood, the specific regulations and procedures for the approval of toll road projects with foreign investment in the PRC and associated foreign invested enterprises are not entirely transparent. Project approvals and foreign investment approvals are required, but follow separate procedures. A foreign invested toll highway project will involve the following principal categories of approval:

- Planning and project-related approvals for the project;
- The various approvals and registration required for establishment of the relevant FIE;
- Approval for favourable tax treatment (if applicable); and
- Industry specific and pricing approvals (as required).

At the highest level, the right to approve projects in the PRC is vested in the State Council. The State Council has reserved to itself the authority to approve any project with a total investment which exceeds US$100 million, with certain exceptions. Pursuant to various PRC Government notices, the State Council has delegated the authority to approve any project with a total investment of less than US$100 million to various ministries and ministry level entities, including the SDPC. The SDPC and certain ministries and other ministry level entities have, in turn, adopted a policy, also by internal directives, of further delegating authority to approve projects with a total investment of less than US$30 million to provincial governments, provincial level bureaus of the Central Government and certain municipalities. The project approval authority of local government is, therefore, generally limited to not more than US$30 million. Separate from project approval, foreign investment must be approved by the Ministry of Commerce, or a provincial government authority in charge of foreign investment should the total investment amount be below US$30 million. Accordingly, FIEs proposing to undertake projects must obtain approvals for the projects from the appropriate level planning authorities and approvals for the foreign investment from a similar level government authority in charge of foreign investment.

Approval Process for a Foreign Invested Toll Highway Project

Generally, the approval process can be divided into three major stages. First, following preliminary planning by the PRC party and, in some instances, initial negotiations with the foreign party and the execution of a letter of intent by the parties, a project proposal (including a preliminary feasibility study report) is submitted to the appropriate level planning authorities for approval.

In the second stage, certain reports including a more detailed joint feasibility study report and an environmental impact report will be prepared and submitted to the relevant provincial planning authorities for approval. After obtaining the approval, the foreign and local parties will negotiate and execute a legally binding joint venture contract and articles of association. The approval of the local government authorities for the foreign investment is required. Additionally, as stated above, depending on the amount of total investment in the proposed project and joint venture, the approval of the Central Government may be required.

In the final stage, following approval of the joint venture by the relevant government authority in charge of foreign investment, the joint venture must register with and obtain a business licence from the State Administration of Industry and Commerce ("SAIC") or a branch thereof. Following the completion of these formalities, the parties are required to contribute their agreed registered capital.

In addition to such project and foreign investment approvals, the toll rates are subject to a separate pricing regime (see "Toll Rates" below).

Highway Laws

Overview

The PRC Highway Law (the "Highway Law") was passed on 3 July, 1997 and came into effect on 1 January, 1998. It was subsequently amended in October, 1999. It is the PRC's first national law on the planning, construction, maintenance and administration of highways. One of the main purposes of the Highway Law is to encourage new investment in the road sector. In particular, it endorses the use of foreign investment and the adoption of a range of financing options for new highway infrastructure projects.

The Highway Law does not, however, attempt to deal comprehensively with areas of concern to foreign investors in road projects such as the source of authority for the requisition and valuation of land use rights, procedures for the adjustment of toll levels, restrictions on competing routes, access to foreign exchange or the valuation of concession rights.

Planning and construction of highways

Under the Highway Law, highway development plans should be consistent with the urban construction, transport and land use development plans for that area and must be drawn up after consultation with other relevant departments and lower levels of the government.

According to the Highway Law, in the case of national highways, the plans are prepared by the Ministry of Communications together with the relevant departments of the State Council after consultation with the local People's Governments in the relevant provincial, autonomous region or centrally-governed municipality through which the highway passes. Such plans are subject to the State Council's approval. In the case of provincial highways, the plans are drawn up by the communications bureau of the relevant provincial government in consultation with the responsible department of the relevant local government. Such plans are subject to provincial government approval and are required to be filed for the record with the Ministry of Communications.

The Highway Law also seeks to ensure the quality of highway construction work. Projects are required to be implemented adopting a legal person responsibility system, a tender system and a project supervision system. Companies engaged as surveyors, construction and design contractors or supervisors

on the project are expected to hold the appropriate qualifications and enter into legally binding contracts. Construction plans must be submitted to the communications department at county level or above before implementation. Before the project is handed over for operation, the works are required to be inspected to ensure completion to the relevant standard.

Where a highway project may disrupt infrastructure facilities such as electricity, telecommunications or railway lines, the construction company must obtain prior approval from the relevant government authorities before carrying out any work and either restore the facilities after the work has been completed or pay compensation.

The Highway Law provides that road investment projects involving foreign investors must be examined and approved in accordance with national regulations, which is considered to include the general body of regulation applicable to foreign invested enterprises.

Land development issues

The Highway Law contains only limited provisions concerning land use rights for a highway project, including a reference to the principle of protecting cultivated land and using land economically. The Highway Law does not however address issues concerning granted and allocated land use rights or the requisition of land from unwilling parties, except for providing that plans for construction of roads must conform to the master plan for land use at the appropriate level of provincial or lower level jurisdiction and must comply with all relevant laws and regulations. The Highway Law does not indicate government policy regarding the development of land adjacent to highways.

Fiscal and operational matters

The Highway Law makes no provision for toll rate increases during a project concession period. Equally, the Highway Law does not affect the role of provincial price bureaus or communications bureaus with regard to toll rates (see "Toll Rates" below).

Highways are required to be maintained in accordance with the standards and rules issued by the communications department of the State Council and the relevant highway operating company is responsible for compliance.

Toll plazas

On 18 July, 1994, the Ministry of Communications, the SDPC and the Ministry of Finance jointly promulgated the Notice Concerning the Establishment of Toll Plazas (Stations) on Roads Provisions (the "Toll Plazas Notice"). The provisions of the Toll Plazas Notice apply to all toll highways, including those constructed by FIEs, and stipulate approval requirements for the construction of toll plazas and certain restrictions on their location.

Transfers of operating rights

Pursuant to the Highway Law, the Ministry of Communications, together with the applicable communications bureaus, oversees transfers of operating rights for roads which have been constructed and are managed by communication departments. On 9 October, 1996, the Ministry of Communications promulgated the Measures for the Administration of Transfer of Operating Rights of Roads for Compensation (the "Measures"). In accordance with the Measures, operating rights of roads include (a) the right to collect tolls on completed roads and (b) the right to operate service facilities located in designated sections of such roads. The Measures stipulate that the operating right to collect tolls may not be transferred for a period in excess of 30 years. Generally, a transfer of operating rights of any roads would require the approval of the original approval authority.

Toll Rates

The Highway Law stipulates that the communications bureau at provincial level, together with the price bureau at the same level, is responsible for approval of toll rates. The Guangdong Provincial Price Bureau is, together with the Guangdong Provincial Communications Bureau, responsible for approving any applications for setting and subsequently increasing toll rates for expressways in Guangdong Province. When a highway operator decides to apply for the setting of the initial toll rates or a toll increase, it will make an application to the applicable price bureau and communications bureau and may do so at any time. The price bureau and communications bureau will generally consider factors such as the inflation rate, affordability, usage, local price levels, the rate of return on investment and parity of tolls charged within the region, among other factors, in determining whether or not to grant a toll increase. In addition to the foregoing factors, the price bureau and communications bureau will also give consideration to the capital invested in a project when setting the initial toll rates to be charged on an expressway. The Guangdong Provincial Price Bureau, a bureau of the Guangdong Provincial Government, is under the supervision of the Guangdong Provincial Government.

JOINT VENTURES AND FOREIGN EXCHANGE

Joint Ventures

Joint ventures in the PRC between Chinese and foreign parties take two basic forms: equity joint ventures and co-operative joint ventures. Equity joint ventures are governed by the Law of the People's Republic of China on Equity Joint Venture Enterprises and the implementing regulations related thereto (collectively, "Equity Joint Venture Law"). Co-operative joint ventures are governed by the Law of the People's Republic of China on Chinese and Foreign Co-operative Joint Venture Enterprises and the implementing regulations related thereto (collectively, "Co-operative Joint Venture Law"). All the Group's joint ventures are co-operative joint ventures.

A co-operative joint venture may be structured as an entity similar to a partnership (in which case it will not be separately qualified as a legal person under Chinese law) or it may be structured as a limited liability company (in which case it will be qualified as a legal person under Chinese law). In most cases, co-operative joint ventures are formed as limited liability companies and this is the case for all the Group's joint ventures. Co-operative joint ventures allow more flexibility than equity joint ventures in structuring the terms of the joint venture arrangement. For example, in a co-operative joint venture the rights of a party to share in the profits of the joint venture need not correspond to its contributions to the registered capital (equity) of the joint venture relative to other parties. In addition, subject to government approval, the Co-operative Joint Venture Law permits recovery of the foreign party's investment during the joint venture period. However, the Co-operative Joint Venture Law requires that the fixed assets of the joint venture be transferred to the Chinese party or parties without charge at the end of the joint venture period if the foreign party recovers all of its investment during the term of the joint venture. Co-operative joint ventures are subject to laws and regulations with respect to such matters as the contribution of registered capital, debt to equity leverage ratios, accounting, taxation, foreign exchange, labour and liquidation and dissolution. Transfer of an interest in a co-operative joint venture requires government approval and unanimous agreement among the parties.

An equity joint venture enterprise is a distinct legal entity established and registered as a limited liability company. The parties to an equity joint venture have rights to share in the profits of the joint venture in proportion to their respective contributions to the registered capital of the joint venture. Joint venture parties may normally only recover their investments upon liquidation of the equity joint venture (if the joint venture is solvent at the time of liquidation) in the same proportion as their respective contributions to the registered capital or if it sells its interest in the joint venture to the Chinese party or a third party. Transfer of an interest in an equity joint venture requires government approval and unanimous agreement among the parties. Upon dissolution of an equity joint venture, its remaining assets after all claims shall be distributed among the parties in proportion to their respective contributions to the

registered capital of the joint venture unless otherwise provided for in the joint venture contract. In addition, in an equity joint venture, subject to the fulfillment of various requirements under the relevant law and the approval of the relevant government authority, the parties may reduce the amount of their registered capital.

Typically, dividends are paid by a joint venture in accordance with the profit distribution arrangements stipulated in the joint venture contract. Except as mentioned above, PRC laws and regulations provide that only accounting profits (after payment of taxes, provision for losses for prior years and contributions to special funds for enterprise development, employee welfare and bonuses and a general reserve) are available for dividend distributions to the parties of a joint venture.

In addition to contributions of registered capital, joint ventures may be financed by debt, including shareholder loans. Foreign currency loans to a joint venture, however, must be registered with the SAFE or a branch thereof in the location in which the joint venture is registered (see "Foreign Exchange" below).

Foreign Exchange

Prior to 1 January, 1994, China had dual-track foreign exchange rates. Under this system the SAFE published an official exchange rate (the "Official Exchange Rate") at which foreign exchange transactions would take place at authorized financial institutions. At the same time, foreign exchange transactions could be effected with government permission at official swap centres at prices set in part by supply and demand. Significant variances developed in 1992 and 1993 between the Official Exchange Rate and the swap centre rates.

With effect from 1 January, 1994, a new unitary, managed floating-rate system was introduced to replace the dual foreign exchange system. Under the new system, PBOC sets the rate (the "PBOC Rate") based on the previous day's PRC interbank foreign exchange market rate with reference to current exchange rates on the world financial markets. Authorized banks and financial institutions are allowed to quote buy and sell rates for Renminbi within a specified range around the daily PBOC Rate.

Upon adoption of the new managed floating-rate system, the State Council announced that the PBOC would try to balance the demand for and supply of foreign currencies in China and stabilize the Renminbi exchange rate mainly through macro-economic measures, including management of monetary policy and interest rates.

In April 1994, the State Council established a national inter-bank foreign exchange market, called the China Foreign Exchange Trading System (the "CFETS"), in Shanghai to provide foreign exchange trading and settlement. CFETS now has links with over 332 banks and financial institutions in the PRC. The CFETS is supervised and managed by SAFE in accordance with PBOC policy.

As of 1 December, 1996, the Renminbi became fully convertible for current account transactions, including profit distribution. Subject to compliance with applicable procedures, no approvals are needed in order to acquire foreign exchange for a current account transaction. For foreign investment enterprises, current account transactions include payment of dividends and other distributions to foreign shareholders. Strict controls, primarily prior to SAFE approval, continue for capital account transactions in foreign exchange. Capital account transactions include loans, direct and portfolio investments and investments in negotiable securities.

The Renminbi has continued to appreciate against the U.S. dollar since 1994. At the end of 1994 the exchange rate was US$1.00 to RMB8.4491, climbing to US$1.00 to RMB 8.28 on 30 April, 2003.

TAXATION OF FOREIGN INVESTED ENTERPRISES

Business tax

In accordance with the Provisional Rules of the PRC on Business Tax and the Detailed Rules for the Implementation of the Provisional Rules of the PRC on Business Tax, which came into effect on 1 January, 1994, businesses that provide services (other than entertainment business, whose business tax rate shall be decided by government authorities on a provincial level in accordance with the Provisional Rules of the PRC on Business Tax), assign intangible assets or sell immovable property are liable to business tax at a rate of between 3% and 5% of the turnover from the services provided, intangible assets assigned or immovable property sold, as the case may be. The amount of tax payable is calculated by reference to the business turnover of the taxpayer and the relevant scale stipulated in the Schedule to the Provisional Rules of the PRC on Business Tax.

Income tax

According to the Income Tax Law of the PRC Concerning Foreign Investment Enterprises and Foreign Enterprises (the "Foreign Enterprises Tax Law"), and the Detailed Rules for the Implementation of the Foreign Enterprises Tax Law which came into effect on 1 July, 1991, FIEs are generally required to pay a foreign enterprise income tax at the rate of 30% of their taxable income and a local income tax at a rate of 3% of their taxable income. Preferential tax rate for foreign enterprise income tax is granted to FIEs which can fulfil specific requirements including: (i) FIEs situated in a special economic zone or a coastal city and engage in specific types of industries set out in the relevant implementation regulations, foreign enterprise income tax will be charged at a rate 24%; and (ii) FIEs situated in a special economic zone or a coastal city and engage in specific types of industries such as energy, transport infrastructure and port development, foreign enterprise income tax will be charged at a rate of 15%. The law also sets out that companies engaged in the energy industry, transportation and other industries promoted by the state could be entitled to tax holidays or preferential tax benefits if they fulfil the requirements set out in the law.

The governments of provinces, autonomous regions and centrally supervised municipalities may also grant exemptions from or reduce local income tax for a FIE engaged in an industry or a project encouraged by the government of the PRC.

In respect of foreign enterprise income tax, pursuant to approvals granted by the State Administration of Taxation all of the Group's JV Enterprises enjoy (or in the case of Phase 1 West JV, will be entitled to enjoy) reduced rates (see "Taxation" for specific tax details in relation to each Project in "The Road Projects").

Profit distributions

According to the Foreign Enterprises Tax Law, foreign investors are exempt from income tax on distributions of profits by FIEs. The relevant members of the Group which hold interests in the JV Enterprises are foreign investors for this purpose. No withholding tax is applicable to any profit distributions by FIEs.

OVERVIEW

The Group's primary business is to initiate, promote, develop and operate strategically important roads, tunnels, bridges and related infrastructure projects in Guangdong Province in the southern PRC, and in particular the Pearl River Delta region bordering Hong Kong. All the Group's existing projects are strategic components or links in the PRD's developing highway network in which the GS Superhighway forms a major artery between Guangzhou and Shenzhen, running through Dongguan and reaching Hong Kong at the Shenzhen border.

The Group currently has interests in three principal toll-expressway Projects:

- The Guangzhou-Shenzhen Superhighway
- The Guangzhou E-S-W Ring Road
- Phase 1 of the Western Delta Route

All of the Group's existing Project interests are (or will be, in the case of Phase 1 West) held through Sino-foreign co-operative joint ventures established according to applicable PRC laws, and all involving PRC partners established by, or closely associated with, the governmental or administrative bodies that are responsible for transport infrastructure within the relevant regions and localities.

GROWTH IN GUANGDONG PROVINCE AND THE PRD

Hopewell is one of the leaders in the PRC infrastructure industry and one of the first foreign companies to have invested in infrastructure projects in the PRC. The Group's involvement in the development of the PRD's highway network stems from Hopewell's vision of the potential which could be unlocked from Guangdong and in particular the PRD following the PRC's economic reforms of the late 1970s. The Group's projects originate from Hopewell's pursuit of that vision and its consistent belief that realisation of the PRD's growth potential, and its economic integration with Hong Kong, would both depend on and support the creation of an integrated highway network within the region.

Consistent with Hopewell's original expectations, economic and industrial growth in Guangdong Province, particularly the PRD, has proved to be one of the prime catalysts for the development of the highway network. In addition to fuelling traffic demand, the growth of surrounding towns and facilities and the clustering of population, industry and services in areas along the routes has served to enhance the long-term significance of the Group's highways. As the first expressway directly connecting Guangzhou with Shenzhen and Hong Kong, the GS Superhighway in particular benefits from the urban and industrial corridor which has developed along its route.

Guangdong Province is one of the wealthiest and fastest growing provinces in the PRC. GDP of Guangdong Province has shown compound annual growth of approximately 19% over the period between 1991 and 2001, outperforming the PRC average. According to the Guangdong Statistical Yearbook 2002, foreign direct investment in Guangdong Province in 2001 totalled US$11.9 billion, representing approximately 25% of total foreign direct investment in the PRC. Guangdong's share of total national exports was approximately 36% or US$95.4 billion. According to a Working Report for Guangdong Province published by the former Governor of Guangdong Province, Mr. Lu Rui Hua, on 13 January, 2003, Guangdong Province is estimated to have experienced significant growth in economic activity in 2002: GDP for 2002 is estimated at RMB1,167.4 billion (approximately US$141 billion) (approximately 10% growth against 2001) and total exports are estimated at US$118.6 billion (approximately 24% growth against 2001).

The PRD lies at the mouth of the Pearl River Estuary in the southern part of Guangdong Province. Following the PRC's adoption of open door economic reform policies in the late 1970s, the PRD has rapidly been transformed from an agricultural region to become one of the world's most important centres of industrial output and is continuing to grow. While the PRD has only around 30% of the population of Guangdong Province, in 2001 it accounted for approximately 78% of Guangdong Province's total GDP, approximately 98% of its foreign direct investment and approximately 95% of its exports.

The PRD has benefited particularly from its proximity to Hong Kong and the existence of special economic zones and open coastal cities which were established to boost the new economic reforms. Two of Guangdong Province's three special economic zones are within the PRD. This environment has enabled the PRD to attract substantial foreign investment and has led to a process of progressive economic integration between the PRD and Hong Kong. The Company expects this process of economic integration to be further enhanced by the Closer Economic Partnership Arrangement ("CEPA") signed on 29 June, 2003. CEPA sets out a number of economic measures with respect to trade in goods and services and investment facilitation, including tariff reductions and liberalisation of professional and investment services. The Company sees such measures as a significant positive development in the economic relationship between the PRC and Hong Kong.

According to a survey of the Federation of Hong Kong Industries published in November 2002, it was estimated that, of the 122,809 Hong Kong manufacturing and trading firms ("HKM&T firms") registered in Hong Kong, about 52%, or 63,000 firms, were economically active in the PRC in 2001. Of these HKM&T firms, an estimated 43% had invested in factory facilities in the PRC and 45% had made sub-contracting processing arrangements with factories in the PRC. Guangdong is the most important base for Hong Kong's manufacturing operations. In 2001, it was estimated that:

- there were 53,000 factories concentrated in five PRD cities (Dongguan, Shenzhen, Zhongshan, Guangzhou and Huizhou) working for HKM&T firms;
- about 83,000 Hong Kong based staff of these HKM&T firms spent more than half of their annual working days in Guangdong Province;
- most of the products manufactured by HKM&T firms that were economically active in the PRC were exported to the world via Hong Kong; and
- most of the raw materials and semi-processed materials used by HKM&T firms in their manufacturing activities in the PRC were imported from Hong Kong and other overseas markets.

Guangdong's highway system has grown hand-in-hand with the economic development of Guangdong for the past decade. The province's GDP grew more than 40 times from 1980 to 2001. At the same time, the highway system expanded rapidly to support this growth. Highway length was merely 49,495 km in 1980 and was 104,798 km at the end of 2001. Appreciating the role that a developed highway network plays in economic development from its own experience, the Guangdong government made highway improvement its prime priority in its Tenth Five-year Plan (2001-2005), with a vision of linking all major municipalities in the province as well as to connect to other provinces.

Since its first full year of operations in 1995, the GS Superhighway has seen compound annual growth in average daily tolled traffic flow of approximately 16%. In 2002, the GS Superhighway JV was ranked by the Ministry of Foreign Trade and Economic Cooperation among the top 500 foreign companies in the PRC in terms of revenue.

THE THREE EXISTING PROJECTS

Through Sino-foreign co-operative joint venture arrangements established according to applicable PRC laws, the Group holds interests in the following three toll-expressway projects:

- **The GS Superhighway**: the GS Superhighway is a 122.8 km closed system dual three lane expressway running from Guangdan in Guangzhou to the Hong Kong-Shenzhen border crossing at Huanggang in Shenzhen.

  As the first and currently the only expressway directly connecting Guangzhou, the capital of Guangdong Province, with Shenzhen and Hong Kong, the GS Superhighway is a major artery in the developing PRD highway network, forming a north-south corridor in the eastern PRD running through Dongguan and reaching Hong Kong at the Shenzhen border.

  Many populous and/or industrial towns, and important facilities including the Shenzhen Baoan Airport and various sea ports, are connected to the GS Superhighway's 18 strategically placed interchanges, and the expressway is well connected to the other major highways in the PRD. In particular, as the only expressway connection between Shenzhen and the Humen Bridge, the GS Superhighway is the most important route for traffic between Shenzhen and locations in the western and south-eastern parts of the PRD.

- **The Guangzhou E-S-W Ring Road**: the Guangzhou E-S-W Ring Road is a 38 km closed system dual three lane expressway by-pass route running along the eastern, southern and western fringes of Guangzhou city. Its eastern and western ends connect to Guangzhou's northern by-pass creating an inter-connected expressway ring road route surrounding Guangzhou city.

  The Guangzhou E-S-W Ring Road is a strategic component of the road system serving the increasingly heavy traffic flow in and around Guangzhou city. The route is an important by-pass for the high volume of external traffic which passes Guangzhou en route to other destinations via the many major highways which serve Guangzhou. It also provides an important route for Guangzhou traffic as an alternative to medium to long trips through central parts of the city.

  The GS Superhighway connects to the Guangzhou E-S-W Ring Road, as will Phase 1 of the Western Delta Route.

- **Phase 1 West**: Phase 1 of the Western Delta Route, currently under construction, will be a 14.7 km closed system dual three lane expressway fulfilling the strategic need for a high speed link between Guangzhou city and Shunde. It is expected to reduce the journey time between the two cities to approximately 10 to 15 minutes from a journey of approximately 40 minutes on existing roads.

Further details of the Group's Projects are set out below in the section "The Road Projects".

KEY STRENGTHS

The Directors believe that, with over two decades' experience in the PRC toll road infrastructure industry, the Company has developed the following strengths and competitive advantages:

The Group has successfully established a portfolio of operational and revenue generating toll expressway projects

- The GS Superhighway and the Guangzhou E-S-W Ring Road have been completed and generate daily cash receipts.
- Revenues from these projects provide a sound financial base and the basis for the Group to enjoy a reliable cash return.
- The GS Superhighway has seen compound annual growth in average daily tolled traffic flow of 15.9% since its first year of full year of operations in 1995.

The Group's roads are strategically located in high economic growth areas within the PRD

The GS Superhighway

- The GS Superhighway is the first and currently the only expressway directly connecting Guangzhou in the north with Shenzhen and Hong Kong in the south, forming a corridor of economic activity.
- It forms a major artery in the developing PRD highway network, connecting the key municipalities of Guangzhou, Dongguan and Shenzhen. These municipalities have become the leading centres within the PRD during its recent period of substantial economic growth.
- Many other towns and facilities along the route have grown up or expanded significantly with the development of the expressway. This has reinforced the importance of the expressway.

The Guangzhou E-S-W Ring Road

- The Guangzhou E-S-W Ring Road is a strategic component of the road system serving the increasingly heavy traffic flow in and around Guangzhou.
- Guangzhou is continuing to expand and develop as the commercial centre of Guangdong Province. Existing urban expansion and renewal plans include major strategic developments encompassing the new Guangzhou International Airport in Huadu to the north, and a new technology oriented urban centre and sea port at Nansha to the south.
- The strength of the Guangzhou E-S-W Ring Road is significantly dependent on its connectivity, that is the number of major feeder roads connecting it with destinations for potential traffic such as populous and important industrial regions, airports and other facilities within the PRD. In addition to existing connections, further connections planned include: Phase 1 West, linking with Shunde (planned for opening during 2004); the Guangzhou Southern Expressway, linking with the Guangzhu East Line and the Nansha Port Development Area (also scheduled for opening by 2005); and the New Guangfo Expressway linking with Foshan.
- In the light of experience with ring roads in other major cities, the Directors anticipate that the Guangzhou E-S-W Ring Road will be an increasingly important component of the traffic system serving the greater Guangzhou metropolitan area, and supporting the city's outward expansion.

Phase 1 West

- Phase 1 of the Western Delta Route will fulfil the strategic need for a high speed link between Guangzhou city and Shunde. The Directors expect it to reduce the journey time between the two cities to approximately 10 to 15 minutes from a journey of approximately 40 minutes on existing roads.

The Group's Projects benefit from high barriers to competition

- Early entry advantage

  The high entry barriers in the toll highway industry offer the Company substantial incumbency and lead-time advantages. Financing capacity, technological know-how, established governmental and business relationships, and ability to commit resources to lengthy regulatory approval and development processes are among the critical qualities for success.

  When the GS Superhighway was completed, it substantially reduced travel time between Guangzhou and Shenzhen and was the first expressway connecting major towns and cities within the PRD.

- Build-up and development along routes

  For industry seeking to establish or relocate within the PRD, there are obvious attractions in selecting locations having ready access to the major highways. Accordingly, the long-term significance of the Group's routes has increased with the growth of surrounding towns and facilities, and the clustering of population, industry and services in areas along the routes.

- Established connections and feeder flow

  Usage of roads depends on their accessibility relative to points of origin and destination for their potential traffic. The Group's completed roads are already supported by major feeder roads connecting with many of the most highly populous and important industrial regions, airports and other facilities in the PRD, and are well connected with the region's other major highways.

- Complexities and lead-time for new competition

  The process of obtaining necessary official approvals, land use rights and financing for a PRC road project is complex, lengthy and expensive. Construction is also a lengthy and uncertain process. As a result, road projects have a long lead-time to completion.

The Company has a well-defined strategy focusing on Guangdong Province and the PRD

- The Company's strategy is to leverage on its superior competitive advantages and the high barriers of entry to the industry to capture growth opportunities.

  The Group's focus is on projects which are of strategic significance to the development of an integrated highway network within the PRD which allows the Company to benefit from traffic growth on its roads as well as increasing inter-connection with the PRD's wider network.

- The Group is well positioned to capitalise on continued growth within Guangdong Province and the PRD

  All of the Group's existing Projects are strategically located within the PRD, reflecting Hopewell's vision of the region's economic growth potential, and in particular the potential for integration with Hong Kong, following the adoption of the PRC's open door and economic reform policies in the late 1970s.

  Historical growth in traffic flow on the Group's roads has been in line with economic growth and increased personal wealth resulting from opportunities created by these reforms.

- The Group's roads benefit from the continuing development of the wider network

  While the Group's roads are strategically important in their own right, traffic volume depends on inter-connection with the wider network. The Company believes that the full potential of its Projects will begin to be realised as the highway network within Guangdong Province and the PRD continues to develop further.

  In view of the PRC Government's continuing focus on the national highway network, the highway network within the PRD is set to become an integral component of a broader system by which locations within the PRD and Guangdong Province will be connected with leading cities across the PRC.

- WTO and CEPA

  The PRC's accession to the WTO in 2001 is widely expected to contribute to continued growth in highway usage in the PRC, and the Company also anticipates that the implementation of CEPA will have a positive effect on trade and traffic flow between Hong Kong and the PRC. The Company expects Guangdong Province and the PRD to remain at the forefront of industrial and economic growth in the PRC.

The Group is well positioned to capitalise on new opportunities

While the Company believes that its track record makes it well positioned to participate in further projects, the Company will only pursue opportunities which the Company believes will generate a satisfactory return on investment.

- The Group has proven expertise in the initiation, promotion, development and operation of PRC toll-road projects

  In the course of establishing the Group's existing Projects, HHI has demonstrated its expertise, and acquired substantial experience, in initiating, promoting, developing and operating large-scale PRC toll expressway and related infrastructure projects.

  The Group has normally aimed to take the lead role in the initiation and promotion of its Projects. The GS Superhighway Project resulted from initiatives of Hopewell outlined in a proposal letter submitted to the Guangdong Provincial Government in December 1978. HHI took the lead role throughout the process of initiation and promotion of the GS Superhighway Project, including negotiation of the concession rights established by the JV Contract, in the negotiation of construction contracts and in the arrangement of financing for the Project. The Guangzhou E-S-W Ring Road and the Western Delta Route Projects originate from the same proposal letter from 1978.

- The Group has a track record of successful co-operation with important PRC joint venture partners

  The Company believes that HHI's choices of local joint venture partners and its ability to co-operate effectively with these joint venture partners have contributed significantly to its success, both in securing participation in projects and in the successful completion of the projects it has undertaken. All of the Group's PRC partners are entities established by, or closely associated with, the governmental or administrative bodies having responsibility for transport infrastructure within the relevant regions and localities, and which have significant strategic and financial interests in the continued success of the Projects. The Company believes that its history of successful co-operation and relationships with its joint venture partners will position the Company well to participate in future projects consistent with the Company's overall business strategies.

The Group benefits from experienced and professional management

- The Group's management team comprises a core group of highly experienced professionals based in Hong Kong and the PRC with the origination, development, management, engineering, operational and financial skills necessary for the effective initiation, promotion, development and management of major PRC toll road infrastructure projects.

STRATEGY

The Company's strategy is to leverage on its superior competitive advantages and the high barriers to entry of the industry to capture growth opportunities. This strategy involves the following principal elements:

To continue to focus on strategically important transport infrastructure projects in Guangdong Province and the PRD

- The Company continues to focus on initiating, promoting, developing and operating projects which are of strategic significance to the development of an integrated highway network within the PRD.
- The Company believes that the validity of this underlying strategy has been borne out, and that the Group's focus on the PRD will continue to deliver benefits resulting from the region's strong economic growth and the progressive economic integration of the PRD and Hong Kong.

To maintain the competitiveness of the existing Projects, and the stability of returns, through effective management and forward planning

- The Company views the management of its completed Projects as the provision of a service to road users, and believes that alignment, accessibility, speed and safety are the key factors that influence road users in their choice of route. For these reasons, the Company sees these factors as key to maintaining its competitive position.
- The Company aims to protect returns by ensuring that its roads are well maintained, and offer smooth flow of traffic. Central to the Company's strategy is forward planning and anticipation of demand. Several examples of forward operational planning, aimed at establishing prime road conditions to suit future traffic requirements, are currently in progress on the GS Superhighway. They include the re-paving of the road surface, the improvement and expansion of the entry-exit facilities at the Nantou and Huangtian interchanges, and the expansion from six to eight lanes of a high volume 2.7 km section between the Hezhou and Huangtian interchanges near Shenzhen Baoan Airport. The introduction of IC card toll collection technology is another example, and the Company will continue its policy of deploying proven technology where appropriate and to the benefit of these objectives.

To capitalise on opportunities to participate in further projects

- The Company believes that its experience and track record in successfully completed road projects and the connections and reputation built up by the Company and its officers within the PRC will continue to lead to opportunities to participate in further projects. However, the Company will only pursue opportunities which the Company believes will generate a satisfactory return on investment.
- The Company believes that the development of a bridge-tunnel connecting Zhuhai in Guangdong and Macau with Hong Kong will be strategic to the further economic development of the PRD, Hong Kong and Macau.

In addition to being a logical and significant step in furthering the development of the PRD, Macau and Hong Kong as an integrated economic zone, the Company believes that this project would open up and accelerate the economic development of the western PRD resulting in the enhancement of the overall competitiveness of the PRD as a world-wide manufacturing base, providing new dynamism to the economy of Hong Kong as well as further developing Hong Kong, Macau, Zhuhai and Shenzhen into an integrated tourist zone.

In the Policy Agenda of the Second Term Government of the HKSAR published on 8 January, 2003, and in the Hong Kong Chief Executive's address to the Hong Kong Legislative Council delivered on the same date, it was stated that such a bridge link is being pursued as a priority project subject to the results of an ongoing PRC governmental feasibility study.

HHI has devoted significant efforts to promoting this project and will actively continue to pursue it. If the project proceeds, the Company believes that it would be well positioned to participate subject to satisfactory investment considerations.

- The Group, through HHI West Co, retains the concession rights for Phases 2 and 3 of the Western Delta Route. Although no firm plans have yet been formulated for development of Phase 2 or 3, the development of these further Phases is being actively pursued by the Group. This may be implemented by way of a joint venture with a suitable PRC partner.

  Phases 2 and 3 of the Western Delta Route are envisaged to comprise approximately 42 km of expressway running from the southern end of Phase 1 West in Shunde through to Zhongshan. At Zhongshan, the route would connect with (i) National Highway 105, which runs through to Zhuhai in the south, and (ii) the Jiangzhong Expressway (planned to be completed in 2004) which will link Jiangmen in the west and the Guangzhu East Line in the east. On completion of all three Phases of the Western Delta Route, it would create an arterial expressway system directly linking Guangzhou, Nanhai, Shunde and Zhongshan.

- In addition to the projects it initiates, the Group will, in appropriate cases, consider other opportunities to participate in projects which are aligned with the Group's focus on strategically important road and related infrastructure projects.

- While the Group's primary focus is on Guangdong Province and the PRD, the Group's track record, connections and reputation may give rise to other opportunities in the PRC.

HISTORY, DEVELOPMENT AND REORGANISATION

Hopewell is one of the leaders in the PRC infrastructure industry and was one of the first foreign companies to invest in infrastructure projects in the PRC. The development of the Group's toll-expressways stems from initiatives taken by Hopewell in the late 1970s and early 1980s based on Hopewell's vision of the potential which could be unlocked from Guangdong and in particular the PRD region following the PRC's economic reforms of the late 1970s. The Group's projects originate from Hopewell's pursuit of that vision and its consistent belief that realisation of the PRD's growth potential, and its economic integration with Hong Kong, would both depend on and support the development of an integrated highway network within the region.

The Hopewell Group's first PRC toll-road project was established in the late 1980s stemming from original proposals put forward by Hopewell in 1978. These original proposals included expressways in the eastern and western parts of the PRD as well as a ring road by-pass system for Guangzhou city. The original proposals included what have subsequently become (in their respective current forms) the GS Superhighway, Guangzhou E-S-W Ring Road and Phase 1 West Projects. In the meantime, Hopewell also secured participation in the Shunde 105 road enhancement project, as well as the Shunde Roads project covering a network of four local roads in Shunde. In the course of pursuing this strategy and establishing its track record in successfully completed road projects, the Hopewell Group and HHI have acquired significant experience and reputation within the PRC.

Hopewell's China infrastructure division was formed in 1995 for the purpose of developing, owning, managing and operating the Hopewell Group's principal PRC transportation infrastructure projects. All five of the Hopewell Group's toll-road Projects have previously been managed under the China infrastructure division's project and management teams.

The Group's corporate, operational and management structure has been created by means of a reorganisation completed in anticipation of the Offering. The Group's businesses comprise the three closed system toll-expressway projects formerly under Hopewell's China infrastructure division. Under the terms of this reorganisation, all Hopewell Group personnel who have previously been involved as members of the project and management teams for any of the Group's three Projects were transferred across to the Group. The Hopewell Group's interests in the Shunde 105 and Shunde Roads projects (both of which are open system class 1 highways) have been retained by or transferred to other subsidiaries of Hopewell which do not form part of the Group. (See "Group Structure" and "Relationship With The Hopewell Group" below).

GROUP STRUCTURE

The Company is the holding company for the Group and the Group's interests in its three existing Projects.

The Group's corporate, operational and management structure has been created by means of a reorganisation completed in anticipation of the Offering. As part of this reorganisation, all Hopewell Group personnel who have previously been involved as members of the management teams for any of the Group's three Projects have been transferred across to the Group. The Hopewell Group's interests in the Shunde 105 and Shunde Roads projects (both of which are open system class I highways) have been retained by or transferred to other subsidiaries of Hopewell which do not form part of the Group. (See "Relationship With The Hopewell Group").

All of the Group's three existing projects are joint ventures established (or to be established in the case of Phase 1 West JV) according to applicable PRC laws governing Sino-foreign co-operative joint ventures.

A summary of the three JV Enterprises is set out in the following table:

	GS Superhighway JV	Ring Road JV	Phase 1 West JV
Date of establishment	27 April, 1988	26 December, 1992	In the process of being established
Approval requirements	Certificate of Approval for its establishment as a Sino-foreign co-operative joint venture was issued by Guangdong Provincial Government on 25 April, 1988	Certificate of Approval for its establishment as a Sino-foreign co-operative joint venture was issued by Guangzhou Municipal Government on 24 December, 1992	Final approval is in the process of being obtained
	Business Licence was issued by PRC Industrial and Commercial Administrative Bureau on 27 April, 1988	Business Licence was issued by PRC Industrial and Commercial Administrative Bureau on 26 December, 1992	

	GS Superhighway JV	Ring Road JV	Phase 1 West JV
Total investment	RMB12,217 million (total cost of construction as audited by Guangdong Provincial Audit Bureau)	RMB4,500 million	RMB1,680 million (approved by the Guangdong Provincial Development Planning Committee)
Other financing information	Please see "Financing" in "The Road Projects — Guangzhou-Shenzhen Superhighway"	Please see "Financing" in "The Road Projects — Guangzhou East-South-West Ring Road"	Please see "Financing of Phase 1 West" in "The Road Projects — Phase 1 West"
Registered capital	RMB471 million (equivalent to HK$702 million) fully paid and verified on 12 December, 1991	US$55 million fully paid and verified on 23 March, 1995	Approved to be not less than 35% of the total investment i.e. RMB588 million and yet to be paid
Concession period	30 years from 1 July, 1997	30 years from 1 January, 2002	30 years from date of establishment (expected in 2003)
Scope of business activities	To plan, design, construct, operate and manage the GS Superhighway Project and various facilities along the route of the GS Superhighway, including, cafeterias, advertisements, public bus services, car parks, refueling stations, motor vehicle repair centres, stations for passenger and goods vehicles and retail sales	To plan, design, construct, operate and manage the Guangzhou E-S-W Ring Road Project and various facilities along the route of the Guangzhou E-S-W Ring Road as provided in the Ring Road JV Contract	Subject to the final approval, the scope of business activities is to invest, plan, design, construct and operate Phase 1 West
Joint venture arrangements	Please see "Joint Venture and Project Management Arrangements" in "The Road Projects — Guangzhou-Shenzhen Superhighway"	Please see "Joint Venture and Project Management Arrangements" in "The Road Projects — Guangzhou East-South-West Ring Road"	Please see "Joint Venture Arrangements for Phase 1 West" in "The Road Projects — Phase 1 West"

The Group's corporate and shareholding structure immediately following the Offering can be illustrated by the following diagram:


Hopewell
(Hong Kong)
100%(4)
Anber Investments Limited
(BVI)
75%(1)
HHI
(Cayman Islands)
100%
Jetgold Limited
(BVI)
100%
Yager International Limited
(BVI)
100%
Wilberforce International Limited
(BVI)
100%
97.5%(2)
Most Top Limited
(BVI)
Kingnice Limited
(BVI)
100%
HHI Ring Road Co
(BVI)
100%(5)
HHI West HK Co
(Hong Kong)
100%(5)
100%
HHI GS Superhighway Co
(Hong Kong)
Fan Wai Properties Ltd
(BVI)
50%(3)
GS Superhighway JV
(GS Superhighway)
(PRC)
45%(3)
Ring Road JV
(Guangzhou E-S-W Ring Road)
(PRC)
100%
HHI West Co
(PRC)
50%(3)
Phase I West JV
(Phase I West)
(PRC)
PRC joint venture company
PRC joint venture company to be established

Notes:

1. (i) Hopewell's interest is stated before taking account of the Over-allotment Option or any Shares which may be issued on exercise of the subscription rights attaching to the Warrants or upon the exercise of options which may be granted under the Share Option Scheme.

   (ii) Bank of China (Hong Kong) Limited has an option to purchase from Hopewell up to 5% of the existing issued share capital of the Company as at the date on which dealings in the Shares first commence on the Stock Exchange ("BOC Option"). See "Substantial Shareholders — BOC Option" for further details of this option.

2. A minority party holds 2.5% of Kingnice Limited, which is the parent of HHI GS Superhighway Co. The minority party is entitled to the equivalent of 1%, to be reduced to 0.75% after the tenth year of the concession period, of the total dividends distributed by the GS Superhighway JV less overhead and other administrative expenses of the HHI GS Superhighway Co and Kingnice Limited.

3. The percentage interests indicated for the PRC joint venture companies are based on the joint venture partners' proportionate entitlements to profit share, net cash flow and net operating income (as the case may be) as specified in the relevant JV Contracts.

4. Anber Investments Limited is an indirect wholly-owned subsidiary of Hopewell.

5. The Group holds 100% of the ordinary share capital. As a result of corporate reorganisations, the Hopewell Group retains certain non-voting economically worthless deferred shares (see "Further Information About The Company — Corporate Reorganisation" in Appendix IX).

Following completion of the Offering, Hopewell will continue to be the Company's controlling shareholder. Key aspects of the continuing relationship between the Group and the Hopewell Group are described in more detail in the section "Relationship With The Hopewell Group" below.

INITIATION, PROMOTION AND MANAGEMENT OF PROJECTS

HHI has normally aimed to take the lead role in the initiation and promotion of its Projects. The GS Superhighway Project was established in the mid-1980s as Hopewell was pushing forward with its vision of an integrated highway network for the PRD. The Project resulted from initiatives of Hopewell outlined in a proposal letter submitted to the Guangdong Provincial Government in December 1978.

As with all foreign invested projects in the PRC, the GS Superhighway Project conforms to a permitted form of investment structure and has been established by HHI as a Sino-foreign co-operative joint venture together with Guangdong Provincial Highway Construction Company as HHI's PRC partner.

HHI took the lead role throughout the process of initiation and promotion of the GS Superhighway Project, including negotiation of the concession rights established by the JV Contract, and the construction contracts, and in arranging financing for the Project. The position of General Manager, which carries key responsibilities in relation to ongoing management functions, has been held by Hopewell's Chairman, Sir Gordon Wu, since the establishment of the GS Superhighway JV in 1988. (See "The Road Projects — The Guangzhou-Shenzhen Superhighway").

The Guangzhou E-S-W Ring Road Project originates from the same proposal letter in 1978. HHI again took the lead role throughout the process of initiation and promotion of the Project before introducing CKI as a co-participant. The Project was originally established as a Sino-foreign co-operative joint venture with the Guangzhou City Tongda Highway Co. Ltd as PRC partner. CKI was introduced as the second foreign party at the initiative of HHI in 1997 when the Project was restructured to its current form. (See "The Road Projects — The Guangzhou E-S-W Ring Road"). The Western Delta Route was originally also covered by the joint venture arrangements for the GS Superhighway. The two routes were subsequently separated for independent development which has facilitated the creation of the Phase 1 West Project. (See "The Road Projects — Phase 1 West").

The Group's Projects follow the "Build-Operate-Transfer" or "BOT" model, and all the Sino-foreign co-operative joint ventures are in operation for a defined concession period at the end of which the fixed assets will be transferred to the PRC partners or government for nil consideration.

In addition to the projects it initiates, the Group will, in appropriate cases, consider other opportunities to participate in projects which are aligned with the Group's focus on strategically important road and related infrastructure projects. While the Group's primary focus is on Guangdong Province and the PRD, the Group's track record, connections and reputation may give rise to other opportunities in the PRC.

The Group's support for its projects will invariably include the full-time secondment of suitably experienced and expert professional personnel to strategic roles within the relevant joint venture company in accordance with the particular joint venture agreement. In addition, the Group maintains its own separate teams to monitor progress and performance of its Projects, which typically involves the assignment of senior HHI accounts and operational executives to cover one, or in some cases more than one, project on a full-time basis.

The Group's co-operative joint ventures are jointly controlled by the respective joint venture partners and no one partner has absolute control. Although the JV Contracts do not expressly confer on the Group any power of veto over the affairs of the JV Enterprises, the Group's joint venture arrangements typically require consensus among HHI and its joint venture partners in relation to major decisions such as changes in total investment or registered capital, financing arrangements, appointment of senior management, distribution of profits, changes to articles of association and insurance. HHI's overall experience in relation to its joint ventures has indicated that its joint venture contracts provide effective safeguards on significant decisions and changes and that, in practice, significant decisions are taken based on consensus among the joint venture partners. During the Track Record Period, the Group has not experienced any significant problems with its joint venture partners which have not been amicably resolved.

The Company has adopted a policy that, in general, the Group will only participate in closed system expressway projects (as opposed to open system highways), unless the size of the project makes it justifiable for the Group to do otherwise or if there are other special circumstances. Interests in two open system class I highway projects in Shunde have been retained by the Hopewell Group. (See "Relationship With The Hopewell Group").

PROJECT MANAGEMENT EXPERIENCE

HHI's project management team has substantial experience in constructing and operating large-scale PRC toll road and related infrastructure projects. The Group has a core group of professionals based in Hong Kong and the PRC who are actively involved in all aspects of the development and operation of the Group's various projects. HHI's experience in developing its projects in the PRC dates back to the late 1970s and early 1980s when the Hopewell Group was one of the first foreign companies to invest in infrastructure projects in the PRC.

FINANCING ARRANGEMENTS

The Group's Projects have been financed by a combination of registered capital and shareholders' loans provided by the Group and its joint venture partners and bank loans and other financing raised from external sources by the JV Enterprises.

The Group has provided registered capital and, with the exception of the Phase 1 West JV, shareholder loans to all the JV Enterprises in which it has invested. The shareholder loans advanced by the Group to the GS Superhighway JV have been repaid in full from the Project's cashflow and/or proceeds of re-financings arranged by the GS Superhighway JV.

At 31 May, 2003, the following amounts were outstanding in respect of registered capital or shareholder loans provided by the Group to its various JV Enterprises:

Project	GS Superhighway	Guangzhou E-S-W Ring Road	Phase 1 West
Registered Capital	HK$702 million	US$27.5 million	RMB294 million
Shareholder Loan	Nil	RMB979 million	Nil

Notes:

(1) The registered capital for the GS Superhighway JV was contributed in the amount of HK$702 million (equivalent to RMB471 million at the then prevailing exchange rate) and the registered capital for the Ring Road JV was contributed by the Group in US dollars. Pursuant to the relevant JV Contracts, such amounts are to be returned by the JV Enterprises in the currencies and amounts in which the respective contributions were made.

(2) The registered capital provided to the GS Superhighway JV confers entitlement to an accruing return linked to benchmark HK$ lending rates. Otherwise, none of these amounts bear interest or any equivalent entitlements.

(3) Subject to the terms of the Phase 1 West JV Contract to be entered into, the registered capital for the Phase 1 West JV is a commitment of which no less than 15% (the amount will be agreed between the parties when the Phase 1 West JV Contract is entered into) will become due no later than 90 days after the Phase 1 West JV is formally established on completion of the official approval process, and the remaining amount will be paid no later than three years after the establishment of the Phase 1 West JV according to progress of construction.

The JV Contracts typically provide for repayment of shareholder loans and registered capital from cash flow generated by the relevant JV Enterprise and, as between the joint venture partners, this entitlement normally ranks ahead of entitlement to profit distributions. However, the terms on which a JV Enterprise raises financing may contain restrictions affecting such payments.

At 31 May, 2003, the Group had outstanding borrowings of HK$422.0 million being the outstanding balance of a secured bank facility arranged to partially finance the Group's investment in the Guangzhou E-S-W Ring Road Project, and advances from the Hopewell Group in the amount of HK$5,004.3 million of which HK$4,500.0 million was subsequently capitalised. The remaining balance of such bank facility and advances from the Hopewell Group will be repaid from the proceeds of the Offering.

Further details concerning these financing arrangements are contained in relevant parts of the section "The Road Projects", and in "Financial Information — Management's Discussion and Analysis".

ESTABLISHMENT

The Group's staff comprises 12 senior executives and other professionals, and 20 administrative and support staff. The Group has office premises in Room 64-02, 64th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. (See also "Directors, Senior Management and Staff" below).

The Group's organisational structure immediately following the listing is set out in the diagram below:


Board of Directors
Hong Kong Office
PRC Office
Finance & Accounts Department
Administration Department
Project Development & Administration Department
Guangzhou Ring Road Office
GS Superhighway Tai Ping Office
Phase 1 West Office

INFORMATION CONCERNING THE LISTING RULES

The respective JV Enterprises are jointly controlled by the relevant joint venture partners and no one partner has absolute control. For this reason, the JV Enterprises are not subsidiaries of the Company for the purposes of the Companies Ordinance or the Listing Rules, including for the purposes of Chapter 14 of the Listing Rules which restrict certain transactions by listed companies and their subsidiaries. However, Chapter 14 of the Listing Rules will apply on the normal basis to any transaction by any member of the Group with respect to or affecting its interest in the JV Enterprises. Accordingly (where relevant under Chapter 14 of the Listing Rules) certain disposals of interests in the JV Enterprises may require disclosure and/or the prior approval of the Company's shareholders. Moreover, the JV Contracts provide effective safeguards so that, in practice (among other things), significant decisions are taken based on consensus among the joint venture partners and HHI has access to all necessary information concerning the operations and finances of the JV Enterprises. The Company has agreed with the Stock Exchange that, after the Listing Date, the Group will comply with Chapter 14 of the Listing Rules and the general disclosure obligations under paragraph 2(1) of the Stock Exchange Listing Agreement, in each case as if the existing or future Sino-foreign co-operative joint venture enterprises jointly controlled by the Group which are operating or will in the future operate toll road and infrastructure projects of the Group (collectively, the "CJVs") were subsidiaries for such purposes, provided that Chapter 14 of the Listing Rules will not apply to any transactions pursuant to or for the purposes of implementing the JV Contracts, or any existing arrangements or dealings in relation to the Projects or the CJVs (the material ones of which are as disclosed in this prospectus, including entering into the proposed Phase 1 West JV Contract and the proposed arrangements and dealings in relation to the Phase 1 West JV and all

transactions in connection with the joint venture contracts in relation to the CJVs, as disclosed in this prospectus), as may be varied from time to time. However, any variation of such contracts or arrangements which affects the Group's economic interest in the CJVs by more than 3% of the consolidated net tangible assets as disclosed in the latest published accounts of the Company will be subject to Chapter 14 of the Listing Rules. Pursuant to letters dated 16 June, 2003, each of GS Superhighway JV and Ring Road JV has undertaken to provide the Group with full access to relevant information to enable the Company to discharge its disclosure obligations. The Company will procure a similar undertaking from the Phase 1 West JV at an appropriate time after the establishment of the JV Enterprise.

Based on discussions with its PRC joint venture partners, the Company is not aware of any current intention of the PRC joint venture partners to put forward the Projects now included in the Group as the basis for a listing of another entity or to obtain a listing of their interests in the JV Enterprises.

INSURANCE

Each of the JV Enterprises maintains insurance cover which the Directors consider, based on the advice of the Group's insurance advisers, to be appropriate to the operations and circumstances of the particular Project. All of the JV Enterprises which operate completed roads maintain cover which includes public liability, property all-risk and money all-risk cover. The Phase 1 West Project (and, when established, the Phase 1 West JV) has the benefit of construction all-risk and third party liability cover in respect of the Project's development. These insurances are typically one or two year policies renewable in accordance with normal industry practice and are subject to exclusions and limitations on amounts insured. Following consideration of advice from its insurance advisers, the Directors believe that these insurance arrangements, and the Group's own insurance cover, are adequate and conform to insurance programs customary for operators and developers of toll roads within the PRC and, in the case of the Group, its particular circumstances. No insurance claims were made by the Group during the Track Record Period.

LAND USE RIGHTS AND PROPERTY INTERESTS

The GS Superhighway JV has yet to obtain certificates of building ownership for units in Jiaxing Building which it is entitled to own. In its valuation report in Appendix IV, FPD has valued these units at HK$26.6 million, representing approximately 0.1% of total fixed assets of GS Superhighway JV. Additionally, land use rights certificates for those sections of the Guangzhou E-S-W Ring Road within Guangzhou remain to be obtained by the Ring Road JV. Such land has been acquired pursuant to a land acquisition agreement between the Ring Road JV, the Ring Road PRC Partner and a PRC authority. The Group is in the process of obtaining the outstanding land use rights certificates for these sections of the Guangzhou E-S-W Ring Road and the Company considers it to be a matter of normal practice that these land use rights certificates be applied for at the current stage of this Project. All material approvals for the Guangzhou E-S-W Ring Road Project have been obtained except for the land use rights certificates as described above. The application for the land use rights certificates is usually the last set of approvals to be applied for in a PRC toll road project which normally takes place after the road and the ancillary works, such as connection to feeder roads, are fully completed and the warranty periods in the construction contracts have expired. In the case of the Guangzhou E-S-W Ring Road, the warranty period expired in late 2002 and the application process for the land use rights certificates commenced at around the same time. The Company estimates that it may take a further 6 to 12 months or more to obtain these certificates. The total length of the sections in question accounts for approximately 31 km of the Guangzhou E-S-W Ring Road's total length of approximately 38 km and there is no practicable basis for valuing these sections of the Guangzhou E-S-W Ring Road on a stand-alone basis. Pursuant to a deed of indemnity entered into between the Hopewell Group and the Company, the Hopewell Group has agreed, conditional upon the commencement of dealings in the Shares on the Stock Exchange, to indemnify the Company against any liabilities and penalties imposed on the Group if the Ring Road JV is unable to

obtain the outstanding land use rights certificates for the Guangzhou section of the Guangzhou E-S-W Ring Road after having taken all necessary actions to obtain them (such actions include but are not limited to paying all fees, charges, premiums and costs, and incurring all expenses, which are necessary for obtaining the certificates).

The Company has obtained a legal opinion from Haiwen & Partners, its legal adviser on PRC law, with respect to the land use rights of the Group's JV Enterprises stating that there is no significant impediment to their business operations and, save as disclosed in this section, each of GS Superhighway JV and Ring Road JV has obtained all relevant land use rights certificates for the land used for the purpose of expressways. Each of GS Superhighway JV and Ring Road JV has also obtained all building ownership certificates for its buildings which require such certificates. Further, the legal opinion states that there is no legal impediment to obtaining the remaining land use rights certificates for the Guangzhou E-S-W Ring Road. As Phase 1 West JV is in the process of being established and constructed, relevant land use rights certificates will be applied for in due course after construction has completed. All necessary approvals for the use of the required land for the construction of the Phase 1 West Project have been granted.

The valuation report of FPD, an independent valuer, with respect to the property interests of the JV Enterprises and the Group and the text of its letter, summary of values and valuation certificate are set out in Appendix IV "Property Valuation".

ENVIRONMENTAL CONSIDERATIONS

Environmental protection in the PRC is governed by the Law of Environmental Protection and a number of related regulations covering air pollution, air quality, water and ocean pollution and hazardous substances. Local governments are encouraged to supplement the central government's regulations with local laws and standards to suit the local situation. In addition, the JV Enterprises in which the Group has interests are subject to a number of regulations specifically applicable to infrastructure companies. Although these laws and regulations relate principally to pollution and hazardous substances, the Group's Projects may have an impact on the natural environment due to the presence of the highways, and the large-scale works involved in maintaining and repairing highways. The Company is not aware of any material breach of these laws or regulations by the JV Enterprises during the Track Record Period.

THE GUANGZHOU-SHENZHEN SUPERHIGHWAY

The Company has an indirect interest in the GS Superhighway which links Guangzhou, the capital of Guangdong Province, to Shenzhen and Hong Kong. The GS Superhighway runs from Guangdan in Guangzhou to the Hong Kong-Shenzhen border crossing at Huanggang in Shenzhen. The Company's interest in the GS Superhighway is held through a Sino-foreign co-operative joint venture established in partnership with Guangdong Provincial Highway Construction Company.

The Road


Legend:
Guangzhou
Guangzhou E-S-W Ring Road
Foshan
Panyu
Phase 1 West
Shunde
Phases 2 & 3 Western Delta Route
Jiangmen
Xinhui
Zhongshan
Dongguan
GS Superhighway
Shenzhen S.E.Z.
Hong Kong S.A.R.

Guangzhou-Shenzhen Superhighway

Key Data

Route	Guangdan in Guangzhou to Huanggang in Shenzhen
Total Length	122.8 km
Classification	Expressway
Number of lanes	Dual 3 lanes
Design speed	120 km per hour
Toll system	Closed system
Number of toll plazas	18
Number of interchanges	18 (including barriers at both ends)
Joint venture partner	Guangdong Provincial Highway Construction Company
Concession period	30 years from 1 July, 1997
Status	Fully operational, collecting tolls

As the first and currently the only expressway directly connecting Guangzhou, the capital of Guangdong Province, with Shenzhen and Hong Kong, the GS Superhighway is a major artery in the developing PRD highway network, forming a North-South corridor of economic activity.

The GS Superhighway is a closed system expressway with 18 interchanges which are all fully operational. A toll plaza is located at each of these interchanges. Its dual three lane carriageways are asphalt-paved, with emergency parking shoulders in each direction, and have a design speed of 120 km per hour. The maximum speed limit is 110 km per hour. The expressway has been equipped with an emergency phone system (with emergency telephones every 2 km), a lighting system and closed circuit television system along the full length of the expressway, twelve electronic message display panels to provide information to drivers en route and an optical fibre system for the transmission of data from the toll booths to the management centre. Three petroleum filling stations have been developed by licensees of GS Superhighway JV along the expressway.

The GS Superhighway has been collecting tolls since its trial operation in July 1994. Its official opening on 1 July, 1997 marked the commencement of the project concession period.

Destinations and Major Connections

The GS Superhighway route forms a major economic corridor between Guangzhou, the capital of Guangdong Province, and Shenzhen and Hong Kong. The expressway takes in the major cities of Guangzhou, Dongguan and Shenzhen, reaching Hong Kong at the Shenzhen border.

Many populous and/or industrial towns such as Futian, Baoan, Songgang, Changan, Taiping, Houjie, Shigu, Luogang and Xintang are connected to the expressway's 18 strategically placed interchanges. The GS Superhighway also provides a link to various important facilities such as the Shenzhen Baoan Airport, the Huangpu port, Humen port and Xinsha port and the new Guangzhou International Airport at Huadu scheduled to open by mid-2004.

In addition to serving the towns and facilities in its immediate corridor, the expressway is well connected to the other major highways in the PRD. In particular, the GS Superhighway provides the only expressway connection between Shenzhen and the Humen Bridge which connects the eastern and western banks of the Pearl River. For this reason, it is the most important route for traffic between Shenzhen and locations in the western and south-eastern parts of the PRD.

Other major feeder road connections include the Ji He Expressway (connecting with the Shenzhen Baoan Airport and Heao, leading to Shantou via the Shenshan Expressway), Changhu Expressway (which will connect with Changpeng and Humen port), Dongguan Da Dao (connecting with the centre of Dongguan), Guangyuan East Expressway (connecting with eastern Guangzhou), the Guangzhou Second Ring Road (the completed northern section of which will connect with the new Guangzhou International Airport at Huadu, and the eastern section of which will connect with eastern Guangzhou and Panyu), the Guangzhou Ring Road and National Highway 107. All are fully operational, except for Changhu Expressway and the Guangzhou Second Ring Road.

The GS Superhighway route is well positioned to benefit from significantly improved border crossing efficiency now that the Huanggang border crossing with Hong Kong has been opened on a 24 hour basis since 27 January, 2003.

At Guangzhou, the GS Superhighway connects with the eastern end of the Guangzhou E-S-W Ring Road.

Initiation and Promotion of the Project

The GS Superhighway Project was formulated in the mid-1980s as Hopewell was pushing forward with its vision of an integrated PRD highway network following the PRC's economic reforms of the late 1970s. The Project resulted from initiatives of Hopewell outlined in a proposal letter submitted to the Guangdong Provincial Government in December 1978. The original highway proposals covered a route connecting Guangzhou with both Shenzhen and Zhuhai, including certain sections now encompassed by the Western Delta Route. The same proposal letter contained the original idea for what is now the Guangzhou E-S-W Ring Road.

The GS Superhighway was a groundbreaking project giving rise to numerous novel and complex considerations. Formal proposals for the GS Superhighway Project were encapsulated in a letter of intent entered into with the PRC partner in June 1981. Following completion of the feasibility study, preliminary approval for the Project was obtained in 1984 and the joint venture was formally established in April, 1988. The process of arranging financing was lengthy and complex due to the novelty of project finance in the PRC at that time and the US$800 million syndicated loan for the financing of the project was finally signed in March 1991. The full construction programme commenced after closing of the financing arrangements in 1992, and trial operation began in 1994.

Throughout this process, HHI had taken the lead role in the initiation and promotion of the Project, including negotiation of the concession rights established by the JV Contract and the construction contracts, and in arranging financing for the Project (see "Joint Venture and Project Management Arrangements" below).

The joint venture arrangements for the GS Superhighway originally also included an expressway route across the western PRD between Guangzhou and Zhuhai. The two projects were subsequently separated for independent development, and the western route was revised to what is now the Western Delta Route. This has facilitated the creation of the Phase 1 West Project (see "The Road Projects — Phase 1 West").

Joint Venture and Project Management Arrangements

As with all foreign invested projects in the PRC, the GS Superhighway Project conforms to a permitted form of investment structure. The Project has been established by the Group as a Sino-foreign co-operative joint venture in partnership with Guangdong Provincial Highway Construction Company as HHI's PRC partner. The PRC partner is a state-owned enterprise under the administration of Guangdong Provincial Communication Company (Group) Limited. Guangdong Provincial Communication Company (Group) Limited is a state-owned enterprise established by the Guangdong Provincial Government which primarily engages in the investment, construction, supervision and operation of major transportation and infrastructure projects in Guangdong Province.

The GS Superhighway JV was established by HHI GS Superhighway Co and the GS Superhighway PRC Partner pursuant to the GS JV Contract entered into on 20 April, 1987 (and subsequently amended) for the purpose of the construction, operation and management of the GS Superhighway. Under PRC law, the GS Superhighway JV is a separate joint venture enterprise with limited liability, and the liability of each joint venture partner with respect to the GS Superhighway JV is limited to the amount of registered capital which it has committed to provide.

The GS JV Contract establishes a Sino-foreign co-operative joint venture according to applicable PRC law. The co-operative joint venture model affords flexibility in structuring the project investments and in determining the rights, liabilities and obligations of the joint venture partners, with their respective entitlements to share in profits of the GS Superhighway JV being governed by the GS JV Contract. During the 30 year concession period established by the GS JV Contract, and which commenced on 1 July, 1997, HHI GS Superhighway Co is entitled to share the profits of the GS Superhighway JV calculated in accordance with the GS JV Contract as to 50% for the first ten years, 48% for the next ten years and 45% for the final ten years.

HHI took a lead role in the initiation, promotion, financing, construction, development and operation of the Project, including negotiation of the concession rights established by the JV Contract, and the construction contracts, and in arranging financing for the Project. The position of general manager, which carries key responsibilities in relation to ongoing management functions, has been held by Hopewell's Chairman, Sir Gordon Wu, since the establishment of the GS Superhighway JV in 1988. At the operational level, Sir Gordon Wu has delegated his duties as general manager to another full-time employee of HHI who serves as acting general manager of the GS Superhighway JV. Sir Gordon Wu's appointment as general manager has no fixed term.

Under the GS JV Contract, HHI GS Superhighway Co is entitled to appoint five of the ten directors of the GS Superhighway JV. Unanimous board approval is required for major decisions such as appointment and removal of the general manager, changes in the total investment and registered capital, insurance, financing, distribution of profits, and changes to the articles of association. A meeting of the board shall be attended by at least 60% of the directors.

Project Concession

The GS Superhighway JV has a concession period of 30 years from 1 July, 1997. At expiration of the concession period, all fixed assets owned by it will be transferred to the GS Superhighway PRC Partner for zero consideration and the GS Superhighway JV will be dissolved. On dissolution at the end of the concession period, the parties will participate in any residual surplus assets according to their respective profit sharing ratios at that relevant time.

Financing

Financing arrangements

The GS Superhighway JV is a joint venture enterprise established under PRC law and has a registered capital of RMB471 million contributed entirely by the Group through HHI GS Superhighway Co in the amount of HK$702 million determined according to the exchange rate prevailing at the time of contribution.

The initial budgeted project cost of the GS Superhighway was approximately US$1,150 million. This was to be funded by a combination of HK$702 million (approximately US$90 million) of registered capital, and HK$858 million (approximately US$110 million) and US$50 million in shareholder's loans from HHI GS Superhighway Co, together with various bank borrowings including an original syndicated project finance facility of US$800 million (the "Original Syndicated Facility") taken out in 1991 by HHI GS Superhighway Co and on-lent to the GS Superhighway JV. Following improvements in design, and in order to reduce maintenance costs, the Group made an additional investment of approximately RMB6 billion to fund the elevation of some sections (in total over 30 km) of the expressway in north Dongguan and between Dongguan and Shenzhen and the expansion of various interchanges, including additional foundation and tunnel works, and the acquisition of certain additional land required. As a result of this additional contribution, HHI GS Superhighway Co was granted an increase in its profit sharing ratio (as reflected in the current entitlements) and was credited with an additional shareholder loan of approximately RMB2.5 billion. The GS Superhighway PRC Partner has also agreed in principle for HHI GS Superhighway Co to have certain contingent economic entitlement in property developments within certain of the GS Superhighway's interchanges. (See "Property Development" below).

In January, 2001, as part of a refinancing exercise, the outstanding balance of the Original Syndicated Facility as on-lent to the GS Superhighway JV was prepaid in full from the proceeds of a new loan obtained by the GS Superhighway JV from a PRC bank. In February, 2002, approximately US$684 million of the shareholder loans provided by HHI GS Superhighway Co was also repaid from the proceeds of another loan facility from the same PRC bank. As at 31 May, 2003, the outstanding amounts under the main loan facilities taken out by the GS Superhighway JV were approximately: (i) US$955 million outstanding under the two facilities from a PRC bank in relation to the prepayment of the Original Syndicated Facility and repayment of shareholder's loan as mentioned above (the "Principal Facility"); (ii) US$33 million outstanding under a loan facility from the same PRC bank made available in connection with a guarantee relating to the original project financing arrangements; and (iii) RMB510 million owed to the same PRC bank under a facility taken out in May, 2003 to refinance amounts previously borrowed for purposes of the original land acquisition costs (the "Land Acquisition Facility"). The Principal Facility is repayable over a period of ten years from 2002 to 2011, while the Land Acquisition Facility will mature in 2011. The other facilities have maturities ranging from 2003 to 2008. Other outstanding indebtedness of the GS Superhighway JV at 31 May, 2003 included: (i) approximately

RMB169 million owed to one of the Project's construction contractors in respect of certain additional construction costs resulting from the design improvements; and (ii) RMB16.1 million owed to the GS Superhighway PRC Partner for original land acquisition cost (see "Financial Information — Management's Discussion and Analysis — Statement of Indebtedness").

Restrictions on distributions and repayment of registered capital

As part of the restrictions under the Principal Facility and the Land Acquisition Facility, the GS Superhighway JV may only distribute profits if it has deposits of no less than RMB50 million in bank accounts which have been charged to the lender and if the lender has given its approval. Further, 80% of the remaining cash in these accounts after allowing for the amount required for operating expenses, debt servicing and the RMB50 million deposit as mentioned above would be permitted as profit distributions. Except with the approval of the lender, the remaining 20% may not be used for any purpose other than scheduled debt service payments or additional prepayments.

Under the terms of the GS JV Contract, in addition to its entitlement to share in profit distributions, HHI GS Superhighway Co is entitled to the repayment of its HK$702 million registered capital contribution out of the GS Superhighway JV's net cash flow after the payment of various items such as operating expenses, tax and debt service obligations, all as stated in the GS JV Contract. However, this is also subject to the terms of the GS Superhighway JV's Principal Facility which prohibit repayment of registered capital prior to full repayment of the Principal Facility. The GS JV Contract provides for a return on the major part of HHI GS Superhighway Co's registered capital contribution at rates which have been set to track the HKD prime lending rate. These payments are subject to approval from SAFE. The first payment for the accrued returns up to 31 December, 2001 was made to HHI GS Superhighway Co in April, 2003 with SAFE approval. This requirement to obtain SAFE approval does not apply to profit distributions. Further payment for accrued returns may not be made until the GS JV Contract has been amended as requested by SAFE. Application for approval of such amendment has not yet been made.

Operations

Toll collection

The toll collection system for the GS Superhighway is in the form of a closed system with computerised toll validation.

When a driver enters GS Superhighway at an interchange or barrier, an encoded ticket (either magnetic or IC card) will be issued at the entry gate of the toll plaza, and upon exiting the driver pays the toll charge based on the type of vehicle and distance travelled. All transactions are recorded by the computers at the relevant toll plaza office and transmitted to the central toll information centre for auditing and recording. The toll information centre is located at the management and operation centre in Taiping, Dongguan. The computer system enables accurate records of the value of tolls received and assists in minimising fraud. At the same time, traffic information can be obtained including the time, numbers and types of vehicle entering/exiting at each interchange and barrier. In addition, closed circuit television cameras are installed in each toll lane, toll plaza and inside each exit toll booth. The supervisor at the toll plaza office can monitor the toll collection activities and the vehicles passing through the closed circuit television monitors.

The toll collection system originally installed by the GS Superhighway utilised magnetic cards. The GS Superhighway JV is in the process of upgrading this system to permit the use of contactless integrated circuit card ("IC card") technology. The IC card, which will be issued to drivers entering the system instead of the older magnetic cards, will enhance efficiency by reducing processing time for toll

payments, and will enable more effective capture of road usage data. The IC card technology has proven reliability and has been fully tested. All toll plazas for the Shenzhen to Guangzhou carriageway were fully upgraded with the IC card system during 2001/2002, and all the toll plazas for the Guangzhou to Shenzhen carriageway are scheduled to be similarly upgraded by the end of 2003.

As part of the toll collection procedures, data analysts at the toll information centre reconcile cash receipts against the computer's records at the end of each day. Any shortfall in cash receipts is required to be made up by the toll collector. Daily cash receipt reports are generated by the computer to record the cash receipts of that day and the details of the bank deposit slips are then reconciled to the daily cash receipt report to ensure the cash receipts have been properly deposited into the bank.

Recent developments

Proposals have been announced for the phased introduction in Guangdong Province of new toll collection arrangements aimed at increasing traffic efficiency on toll expressways in the province. The new arrangements are expected to involve the introduction, in parallel with existing toll collection systems, of a provincial toll pass which can be used for all toll expressways in Guangdong Province, and the establishment of non-stop toll lanes. A centralised administrative agency will also be established by the Guangdong Provincial Government to issue passes, collect payment and distribute associated toll entitlements to operators of participating expressways. These proposals would not affect the basis on which toll rates for the Group's roads are set (see "Revenues" below).

The proposals will be implemented during 2004, and this will require the Company gradually to adapt its toll plazas to accommodate dedicated toll pass lanes operating in parallel with the Company's cash toll booths. The new arrangements are also likely to involve the Company modifying its computerised toll-collection system.

The proposals apply to all toll expressways within Guangdong and discussions concerning the detailed terms and implementation of the new arrangements are continuing between the relevant provincial government authorities and the various expressway operators. Introduction of the new arrangements by the Company will inevitably involve capital expenditure on system modification (including the installation of non-stop toll lanes) and will change the arrangements by which the JV Enterprises receive toll receipts in respect of vehicles using toll passes.

Management and operational staff

The most important roles in the management and operation of the expressway are those of the general manager, chief engineer, chief accountant and their respective deputies. The general manager is responsible for the day-to-day operation and management of the GS Superhighway JV subject to the terms of the GS JV Contract. The position of general manager has been held by Hopewell's Chairman, Sir Gordon Wu, since the establishment of the GS Superhighway JV in 1988. At the operational level, Sir Gordon Wu has delegated all his duties as general manager to a full-time employee of HHI who serves as acting general manager of the GS Superhighway JV. Under the GS JV Contract, the appointment and removal of the general manager requires an unanimous vote of the board of directors of GS Superhighway JV present at a board meeting.

GS Superhighway JV has five deputy general managers who are responsible for assisting the general manager. Of these five deputy general managers, HHI has nominated two who are both responsible for overall corporate management. The other three, responsible for, respectively, general administration, general operations, and maintenance, are nominated by the PRC partner. GS Superhighway JV has approximately 1,700 employees excluding secondees from the Group.

Traffic management

The Company believes that effective traffic management, aimed at facilitating convenient, fast and safe transit, is key to maximising toll receipts and maintaining the GS Superhighway's status as a prime

route of choice, particularly having regard to the expected increase in traffic volume. The Company believes that the four factors which principally contribute to congestion and delay are accidents, heavy traffic flow (either generally or at specific pressure points), insufficiency of toll booths at entry or exit points, and lane restrictions resulting from repair and maintenance works. The Company's operational strategies aim to mitigate the problems liable to arise from these factors, based on forward planning and anticipation of demand.

Traffic surveillance and telecommunication facilities consist of emergency phones, traffic counting stations, changeable message boards and closed circuit video cameras placed at intervals along the whole expressway. These facilities enable the GS Superhighway JV to monitor traffic conditions efficiently. Lighting facilities have also been installed along the GS Superhighway and at the 18 interchanges. The GS Superhighway JV makes efforts to liaise and co-operate with traffic police and has established what it considers to be efficient and beneficial working relationships with the traffic police as a result. Traffic police officers are stationed at the management centre of the GS Superhighway and will be able to respond to any emergency without delay.

The GS Superhighway JV closely monitors traffic volume and flow along the expressway. High volumes have been occurring at the Huangtian and Hezhou sections during peak hours. In order to avoid congestion from increased traffic to and from the Shenzhen Baoan Airport, the GS Superhighway JV has decided to expand a 2.7 km long section of the expressway between Hezhou and Huangtian to provide four lanes in each direction. This expansion project started in the first quarter of 2003 and is anticipated to be completed by the end of 2003 at a total cost estimated to be in the region of RMB10 million.

Interchanges along the expressway are regularly upgraded to provide better connections with local roads and the regional network as they develop. Recent examples include the realignment of the Dongguan interchange to allow better connection to the Dongguan Da Dao in 2001. Expansion work to increase the number of toll lanes is currently being undertaken at the Nantou and Huangtian toll plazas due to the high level of traffic at these interchanges. Unlike establishment of new toll plazas, which involves significant approval requirements, the addition of toll booths to an existing toll plaza is a comparatively straightforward process. The GS Superhighway JV has land use rights to accommodate the additional toll lanes at the Nantou and Huangtian interchanges, and the expansion works at these interchanges are expected to be completed by the third quarter of 2003.

Regular maintenance works are typically scheduled so as to cause minimum disruption to traffic. In connection with the current re-surfacing program (see "Major repairs and improvements" below), special traffic diversion measures are being implemented with a view to minimising disruption to traffic on the GS Superhighway. The Company believes that, to date, this major up-grade has had little detrimental effect on overall traffic volumes and expects the exercise to result in significantly reduced maintenance in the short to medium term.

The GS Superhighway JV was awarded ISO9001-2000 management standards in July 2002.

Major repairs and improvements

As operator of the expressway, the GS Superhighway JV is responsible at its own cost for the maintenance and repair of the expressway throughout the concession period. The GS Superhighway JV operates an annual budgeting process covering anticipated operating expenses, repair and maintenance costs and any other capital expenditure for the year in question. HHI has always been closely involved in the preparation and subsequent monitoring of the annual operating budget, which is required to be approved by the board of directors of the GS Superhighway JV. Since official opening of the GS Superhighway in 1997, there have been no incidences of material budget overruns or material unforeseen capital expenditure requirements.

The GS Superhighway JV has recently commenced a programme for accelerated repaving of the GS Superhighway with high specification asphalt paving which is expected to be completed during 2004. Although the original paving would have lasted for up to a further seven years, the Directors believe that the Group will benefit from the accelerated repavement program when short-term cost and disruption is balanced against medium term benefits, with the objective of maximising total return from the projected increase in traffic volumes over the full concession period. The repaving exercise is expected to have a beneficial effect on future operating and maintenance costs once completed.

The repaving program is to be carried out in stages. The first stage covering the non-elevated section of approximately 40 km between Guangzhou and Changan was completed in January, 2003. The remaining stage covering a section of approximately 60 km is expected to be completed during 2004. Special traffic diversion measures have been adopted with the aim of minimising disruption to traffic.

The costs of the first stage of the re-paving programme amounted to approximately RMB110 million and were fully covered by operating cashflow.

Revenues

The revenues of the GS Superhighway JV are substantially comprised of toll receipts collected at toll plazas located at each of the interchanges and barriers. Toll rates for expressways in Guangdong Province are approved by the Guangdong Provincial Price Bureau and Guangdong Provincial Communications Bureau in the form of a rate per km travelled based on vehicle classification and a stepped scale in multiples of the base charge for the smallest category of vehicles. Toll receipts are therefore principally dependent on traffic volume by vehicle categories, applicable toll rates and distance travelled.

Toll rates

The toll rates currently payable by vehicles using the GS Superhighway are:

Class	Vehicle Category	Number of axles	Number of wheels	Height of vehicles at first axle (in metres)	RMB per km
1	Cars, jeeps, passenger/cargo vans in the form of taxis, motorcycles	2	2-4	<1.3	0.60
2	Vans, small passenger/cargo vans and light trucks	2	4	≥1.3	1.20
3	Medium sized vans, large cars and medium sized trucks	2	6	≥1.3	1.80
4	Large luxurious cars, large trucks, heavy trailers, 20 ft. container trucks	3	6-10	≥1.3	2.40
5	Double deck cars, heavy trucks, heavy trailers, 40 ft. container trucks	>3	>10	≥1.3	3.00

These toll rates, which are based on multiples of 1, 2, 3, 4 and 5 times the base charge for Class 1 vehicles, have been approved by the authorities responsible for transportation and price within the Guangdong Provincial Government. The GS Superhighway JV may propose or apply for rate changes at any time. Factors taken into account by the government authorities when setting toll rates or rate changes can include size of project, loan repayment terms and schedule, traffic flow, concession period, and affordability. *Since the commencement of operations, the GS Superhighway JV has applied to the* relevant PRC authorities for toll rate increases in 1996 and 1997. Both applications were successful and

the standard toll rate for class 1 vehicles was increased from RMB0.40 per km to RMB0.50 in 1996 and RMB0.60 in 1997, resulting in corresponding increases in the rates for other classes of vehicles based on the same multiples. No applications for toll rate increases have been rejected, and no further applications for any toll rate increase have been made since 1997.

Certain categories of vehicle are exempt from paying toll charges. The exempt categories currently include vehicles bearing military registration plates, fire engines, police vehicles, ambulances, as well as vehicles which are exempt from paying tolls as approved by the Guangdong Provincial Government. Vehicles exempt from payment of tolls accounted for 3.7% of the total traffic for the year ended 31 December, 2002.

When the GS Superhighway opened, it was permitted that tolls for vehicles from Hong Kong could be charged in Hong Kong dollars. In accordance with a notice issued jointly by the Guangdong Provincial Price Bureau and Guangdong Provincial Communications Bureau in 2002, in order to fulfil certain requirement for the PRC's accession to the WTO, tolls have been collected only in RMB commencing from April 2002. Currently, approximately 6.8% of the cross-border traffic is from Hong Kong.

Historical traffic flow and toll receipts

GS Superhighway has been experiencing increasing traffic flows and toll receipts since it first opened on a trial basis in 1994 as illustrated in the following table.

	1995	2000		2001		2002		2003[3]		CAGR[2]
			Year[1] on year growth		Year[1] on year growth		Year[1] on year growth		Year[3] on year growth	
Average daily tolled traffic flow (no. of vehicles)	48,678	103,388	19.2%	114,930	11.2%	136,612	18.9%	162,998	30.3%	15.9%
Toll receipts (RMB million)	648	1,733	19.1%	1,825	5.4%	1,974	8.1%	1,073	14.4%	17.2%

Notes:

(1) Year-on-year growth represents percentage change compared to the previous calendar year.

(2) Compound annual growth rates ("CAGR") are calculated from 1995, being the first complete calendar year of operations, up to and including 2002.

(3) The statistics for 2003 cover the first six months of the year and are compared with the corresponding period in 2002. As the above information is presented on a calendar year basis, the first six months of 2003 cover the second six months of the financial year ended 30 June, 2003.

Trends

In recent years, growth in GDP and private vehicle ownership within Guangdong Province has fuelled the growth in traffic flow on the GS Superhighway. While there has been consistent growth in both commercial vehicle traffic (mainly represented by Class 2 to 5 vehicles) and private vehicle traffic (mainly represented by Class 1 vehicles) the recent pattern of growth has been weighted towards private vehicles. This can be attributed to growth in personal wealth and, more recently, to the availability of consumer credit for purposes of vehicle purchases. The Company expects various measures adopted by the PRC government pursuant to its accession to the WTO to increase the affordability of vehicles consistent with this trend.

The following tables illustrate increases in traffic flow and changes in traffic mix on the GS Superhighway by calendar year, and a more detailed monthly comparison of average daily toll receipts and average daily tolled traffic flow for the most recent two financial years ended 30 June, 2002 and 30 June, 2003.


GS Superhighway
Average Daily Tolled Traffic Flow


Number of vehicles
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
CAGR = 15.9%
5% 1% 22% 23% 48%
5% 1% 23% 23% 48%
4% 1% 22% 22% 52%
3% 2% 21% 20% 55%
5% 2% 21% 19% 54%
5% 1% 21% 18% 54%
5% 1% 21% 16% 57%
4% 1% 18% 14% 62%
4% 2% 18% 13% 63%
1995
1996
1997
1998
1999
2000
2001
2002
2003 (Up to 30 June)
Year
Class 1 Class 2 Class 3 Class 4 Class 5

Notes:

(1) The various vehicle categories for GS Superhighway are as follows: Class 1 (cars, jeeps, passenger/cargo vans in the form of taxis, motorcycles), Class 2 (vans, small passenger/cargo vans and light trucks), Class 3 (medium sized vans, large cars and medium sized trucks), Class 4 (large luxurious cars, large trucks, heavy trailers, 20 ft. container trucks), Class 5 (double deck cars, heavy trucks, heavy trailers, 40 ft. container trucks).

(2) CAGR for GS Superhighway is calculated from and including the first complete year of operation in 1995 up to and including 2002.

Growth in monthly average daily toll receipts and monthly average daily tolled traffic flow

	Average Daily Toll Receipts (RMB '000)			Average Daily Tolled Traffic Flow		
Month	**2001**	**2002**	**% Growth**	**2001**	**2002**	**% Growth**
July	5,032.9	5,373.0	6.8%	115,049	136,480	18.6%
August	5,373.1	5,686.0	5.8%	122,738	145,968	18.9%
September	5,492.2	5,725.7	4.3%	126,596	148,773	17.5%
October	5,180.7	5,622.8	8.5%	121,009	148,572	22.8%
November	5,070.3	5,598.7	10.4%	121,842	150,646	23.6%
December	4,971.2	5,773.9	16.1%	120,694	157,156	30.2%
	2002	**2003**	**% Growth**	**2002**	**2003**	**% Growth**
January	4,961.3	6,301.6	27.0%	121,742	167,521	37.6%
February	5,022.1	5,703.9	13.6%	114,304	148,573	30.0%
March	5,377.5	6,222.6	15.7%	129,193	172,856	33.8%
April	5,472.4	6,036.7	10.3%	133,611	166,015	24.3%
May	5,168.3	5,367.1	3.8%	125,746	150,454	19.6%
June	5,081.7	5,933.7	16.8%	125,377	171,544	36.8%

The following tables illustrate growth in GDP, private vehicle ownership within Guangdong Province and increases in traffic flow on the GS Superhighway by calendar year.



GS Superhighway Traffic vs. Guangdong GDP


GDP (US$ bn)
Average Daily Tolled Traffic ('000)
160
140
120
100
80
60
40
20
0
1995 1996 1997 1998 1999 2000 2001 2002
GS Superhighway Average Daily Tolled Traffic Flow ('000)
Guangdong GDP (US$ billion)

GS Superhighway Traffic vs. Guangdong Private Vehicle Ownership


Private Vehicle Ownership (Cars per 1,000 inhabitants)
Average Daily Tolled Traffic ('000)
30
25
20
15
10
5
0
160
140
120
100
80
60
40
20
0
1995 1996 1997 1998 1999 2000 2001 2002
GS Superhighway Average Daily Tolled Traffic Flow ('000)
Private Vehicle Ownership (per 1,000 Inhabitants)

Notes:

(1) GDP refers to gross domestic product of Guangdong Province according to the Guangdong Statistical Yearbook.

(2) Private vehicle ownership represents the number of civilian vehicles privately owned per 1,000 inhabitants according to the China Statistical Yearbook, 1996, 2001 and 2002.

(3) Private vehicle ownership for 2002 is extrapolated based on compound annual growth from 1995 to 2001.

(4) Traffic flow refers to average daily tolled traffic flow on the GS Superhighway and traffic mix is the composition of that same traffic.

Recent developments

There have been recent proposals by the Guangdong Provincial Government to implement uniform toll rate multiples for expressways throughout Guangdong Province. According to a notice issued by the Guangdong Provincial Government on 31 July, 2001, the new toll rate multiples to be adopted in respect of the 5 different classes of vehicles shall be 1, 1.5, 2, 3 and 4 times the base charge for Class 1 vehicles and existing expressways are required to adopt the new toll rate multiples by August 2006. However, pursuant to a recent notice issued by the Guangdong Provincial Government on 22 May, 2003, existing expressways which had toll rates approved before 31 July, 2001 and which have not yet adopted the new toll rate multiples no longer have to adopt the new toll rate multiples. As such, the GS Superhighway's toll rates remain unaffected by the recent proposals.

Other income

The GS Superhighway JV generates a comparatively small amount of additional revenues from a combination of franchises for re-filling stations, rescue services and advertising boards. Revenues from these sources in the financial year ended 30 June, 2002 amounted to approximately RMB22.2 million in total. The Company is not planning, and does not expect, significant growth in these areas.

Interchanges

GS Superhighway currently has 18 interchanges which are strategically placed to connect GS Superhighway to the major connecting roads linking the highly populous and industrial regions in the PRD. A toll plaza is placed at each of these interchanges.

The predominant mode of transport in the PRC is public transport, particularly buses. In order to maximise the efficiency of transfer between different modes of road transport, e.g. car to bus, 9 interchanges along the GS Superhighway were enlarged and elevated to accommodate facilities such as bus stations, petrol filling and service stations, carparks and other property development purposes.

Competition

Early entry advantage

The GS Superhighway is the first and currently the only expressway directly connecting Guangzhou, the capital of Guangdong Province, with the highly populous municipalities of Dongguan and Shenzhen, and Hong Kong.

Build-up along route

When the GS Superhighway was completed, it substantially reduced the average travel time between Guangzhou and Shenzhen. For industries seeking to establish or relocate within the PRD, there were obvious attractions in selecting locations having ready access to the only artery. Accordingly, the long term significance of the route has increased with the growth of surrounding towns and facilities, and the clustering of population, industry and services in areas within the vicinity of the route.

Established connections and feeder flow

The GS Superhighway is now supported by major feeder roads connecting with many of the most highly populous and important industrial regions, airports, ports and other facilities in the PRD. Major feeder road connections include the Ji He Expressway (connecting with the Shenzhen Baoan Airport and Heao, leading to Shantou via the Shenshan Expressway), Humen Bridge (connecting with the eastern and western banks of the Pearl River), Changhu Expressway (which will connect with Changpeng and Humen port), Dongguan Da Dao (connecting with the centre of Dongguan), Guangyuan East Expressway (connecting with eastern Guangzhou), the Guangzhou Second Ring Road (the completed northern section of which will connect with the new Guangzhou International Airport in Huadu, and the eastern section of which will connect with eastern Guangzhou and Panyu), and the Guangzhou Ring Road and National Highway 107. All are fully operational, except for Changhu Expressway and the Guangzhou Second Ring Road. The route is well positioned to benefit from significantly improved border crossing efficiency now that the Huanggang border crossing with Hong Kong has been opened on a 24 hour basis since 27 January, 2003.

Complexities and lead-time for new competition

The process of obtaining necessary official approvals, land use rights and financing for a PRC road project is complex, lengthy and expensive. Additionally, the construction of a highway is a lengthy process often involving significant uncertainty. As a result, road projects have a long lead-time to completion.

Existing and potential competing roads

National Highway 107 is a class I highway which runs parallel to the GS Superhighway and also connects Guangzhou with Shenzhen. It pre-dates the GS Superhighway and is a partially open access highway with a route which winds through the busy areas of local cities and towns. Despite recent upgrading, National Highway 107 has a comparatively low design standard being concrete paved, with a

lower design speed, no access control and intersecting with local roads. Traffic on National Highway 107 is heavy and the overall travel speed is relatively slow, thereby reducing convenience and cost effectiveness to longer distance travellers. Overall journey time between Guangzhou and Shenzhen is currently estimated at approximately three hours compared with approximately one hour on the GS Superhighway. Accordingly, the Company believes that the GS Superhighway will continue to be the preferred route for road users for whom convenience, safety and quality of journey are primary considerations.

New highway proposals in the southern PRD include a link between Hong Kong and western Shenzhen comprising the proposed Deep Bay link and Shenzhen Western Corridor. The Directors understand that this new link is planned to be constructed for opening around 2005. This proposed new link between Hong Kong and Shekou in western Shenzhen would involve a new border crossing with the aim of diverting a portion of cross-border traffic away from congested urban Shenzhen. The Directors believe that the new border crossing will relieve congestion at the existing Huanggang border-crossing, facilitating flow of traffic to the GS Superhighway. The new link will cater for traffic bound for western Shenzhen, and will be connected with the GS Superhighway. For these reasons, the Directors believe it will have no significant adverse competitive effect on the GS Superhighway.

The Directors also understand that the Guangdong Provincial Government has been considering the feasibility of building a new highway along the eastern PRD coast-line to provide a connection between the planned Shenzhen Western Corridor and the second ring road planned for Guangzhou (see "The Road Projects — The Guangzhou E-S-W Ring Road — Destinations and Major Connections"). The Directors estimate that, if the Guangdong Provincial Government decides to build this new coastal highway, taking into account the time that will be required for the approval process, the acquisition of necessary land, arranging for finance and construction of the highway, the earliest time for its opening would realistically be around 2010. If this new highway is developed, it may provide an alternative to the GS Superhighway for traffic between Guangzhou and Shenzhen. However, this project is still at a preliminary stage. Such a project would require the approval of the PRC central government and would involve significant cost and lead-time to completion.

Certain sections of the GS Superhighway may be affected by availability of alternative routes, especially for local or short distance traffic. For example, the Guanyuan East Expressway, which was opened in October 2001, runs parallel to the Guangzhou section of the GS Superhighway and was toll-free before December 2002. The Company believes that certain traffic was diverted away from the GS Superhighway during this period, but traffic flow on the section of the GS Superhighway between Xintang and Guangzhou has increased since tolls were introduced on the Guanyuan East Expressway. The Guanshen Expressway which starts from Shenzhen and ends at Dongguan also runs parallel to the GS Superhighway. This expressway has been open since 2000 and the Directors do not consider it as a directly competing route because it is situated some 20 km to the east of the GS Superhighway and mainly serves traffic bound for destinations not served by the GS Superhighway.

Prospects

Prospects for Guangdong and the PRD

In recent years, growth in GDP and private vehicle ownership within the PRD has fuelled the growth in traffic flow on the GS Superhighway. While there has been consistent growth in both commercial vehicle traffic (mainly represented by Class 2 to 5 vehicles) and private vehicle traffic (mainly represented by Class 1 vehicles), the recent pattern of growth has been weighted towards private vehicles. This can be attributed to growth in personal wealth and, more recently, to the availability of consumer credit for purposes of vehicle purchases. For the year ended 31 December, 2002, toll receipts

for the GS Superhighway were 8.1% higher than for the previous year, while the increase in average daily tolled vehicle flow for the same periods was approximately 18.9%. Over the first six months of 2003, average daily tolled traffic flow has increased by approximately 30.3%, and toll receipts have increased by approximately 14.4%, as compared to the corresponding period in 2002.

In the shorter term, the Company expects to see continuing growth in traffic demand within Guangdong Province and the PRD driven by continuing economic growth in the PRC in general, and in Guangdong Province and the PRD in particular, and by associated growth in vehicle ownership and usage. Based on this expectation, the Company believes that traffic flow for the GS Superhighway will show continuing growth.

In view of the PRC Government's increased focus on the national highway network, the Company anticipates that the highway network within the PRD is set to become an integral component of a broader system by which locations within the PRD and Guangdong will be connected with leading cities across the PRC.

Factors specific to the GS Superhighway

The GS Superhighway is a strategically important route. As the first and currently the only expressway directly connecting Guangzhou with Shenzhen and Hong Kong, the long-term significance of the route has been enhanced by the urban and industrial corridor which has developed along its route.

Guangzhou continues to expand, as do the towns, cities and industrial centres along the route of the GS Superhighway. While the GS Superhighway is strategically important in its own right, the Company believes that its full potential will be further realised as the highway network in Guangdong Province and the PRD continues to develop further. For example, Dongguan has emerged to become one of the major industrial centres of the PRD as a result of the rapid expansion and conglomeration of what previously were many small townships. As the municipality has expanded, its road network has also been developed and expanded significantly to provide enhanced connectivity with the GS Superhighway, thereby establishing the conditions for increased usage of the expressway.

The GS Superhighway route is also well positioned to benefit from significantly improved convenience and efficiency of border crossing now that the Huanggang border crossing with Hong Kong has been opened on a 24 hour basis since 27 January, 2003.

Taxation

Pursuant to an approval from the Guangdong Tax Bureau, the rate of foreign enterprise income tax payable by GS Superhighway JV in respect of its profit arising from the operation of toll roads and related service facilities (excluding hotels and entertainment facilities) is 15% and GS Superhighway JV is entitled to a five year exemption from foreign enterprise income tax for such profit commencing from the first profit-making year, as computed under PRC accounting standards and tax regulations. For the following five years, it will enjoy a 50% reduction in the rate of income tax payable in respect of such profit. Pursuant to another approval from the Guangdong Tax Bureau, the GS Superhighway JV is also exempt from paying a local income tax (currently set at a rate of 3%) in respect of profit arising from the operation of toll roads and related service facilities for ten years commencing from the first profit-making year. In addition, with effect from July 1994, it is exempt from business tax (currently set at a rate of 5%) in respect of its toll revenue and income arising from the operation of car parks, motor repair centres and other facilities for the first five years of operation and, thereafter, the Guangdong

Provincial Government has approved the refund of the business tax paid by GS Superhighway JV up to December 1999. The GS Superhighway JV has received a refund of a total of approximately RMB34.8 million in respect of business tax paid as approved by the Guangdong Provincial Government. As the year ended 31 December, 2000 was the first year for which the GS Superhighway JV recorded profits, the exemptions from paying foreign enterprise income tax and local income tax will cease to apply commencing from the years beginning 1 January, 2005 and 1 January, 2010, respectively.

Property Development

The land parcels already acquired by the GS Superhighway JV within the interchanges and along the GS Superhighway have been approved for property development, subject to certain terms and conditions which require to be further negotiated with the relevant government authorities. As the Group is still discussing with the PRC authorities as to the permitted use of the land within such interchanges (such as including property development as a permitted use) in addition to their use for pure interchange purposes, the land use right certificates for such land has not been issued. In recognition of the additional investment by the Group to fund improvements in design of the GS Superhighway (see "Financing — Financing arrangements" above), the GS Superhighway PRC Partner has agreed in principle for HHI GS Superhighway Co to have certain contingent economic entitlement in the property developments within certain interchanges. This contingent right is not governed by the GS JV Contract. The Group has no plans to engage in property development activities other than those which are ancillary to or within the land acquired along the alignment or in the interchanges of its infrastructure projects.

THE GUANGZHOU EAST-SOUTH-WEST RING ROAD

The Company has an indirect interest in the Guangzhou E-S-W Ring Road which is a by-pass route running along the eastern, southern and western fringes of Guangzhou city and forming the main sections of the Guangzhou Ring Road. The Company's interest in the Guangzhou E-S-W Ring Road is held through a Sino-foreign co-operative joint venture established in partnership with Guangzhou City Tongda Highway Company and CKI.

The Road


Legend:
Guangqing Expressway
Airport Expressway
New Guangzhou International Airport
Beijing, Wuhan
Guangzhou Baiyun Airport
Guanghui Expressway
Guangsan Expressway
Guangfo Expressway
Xunfeng
Guangzhou
Huangqi
Zengjiao
Guangzhou E-S-W Ring Road
Huanan Expressway
Huangcun
Dongpu
Xinzhou
Luntou
GS Superhighway
Foshan
Haînan
Sanjiao
Phase I West
Panyu
Guangzhou Second Ring Road
Guangzhou Southern Expressway
Guangzhu East Line
Phases 2 & 3 Western Delta Route
Gaoming
New Guangfo Expressway
Shunde
Nansha Port

Guangzhou E-S-W Ring Road

Key Data

Route	By-pass route along eastern, southern and western fringes of Guangzhou city
Total length	38 km
Classification	Expressway
Number of lanes	Dual 3 lanes
Design speed	100 km per hour
Toll system	Closed system
Number of toll plazas	10
Number of interchanges	10 (including barriers at both ends)
Joint venture partners	(1) Guangzhou City Tongda Highway Company (2) CKI Guangzhou Ring Roads Limited
Concession period	30 years from 1 January, 2002
Status	Fully operational, collecting tolls

The Guangzhou E-S-W Ring Road is a strategic component of the road system serving the increasingly heavy traffic flow in and around Guangzhou. Its eastern and western ends connect to the Northern Ring Road, creating an inter-connected expressway ring road route surrounding Guangzhou city.

The Guangzhou E-S-W Ring Road is a closed system expressway and has ten interchanges which are all fully operational. A toll plaza is located at each of these interchanges. Its dual three lane carriageways are mostly elevated and have a design speed of 100 km per hour. The maximum speed limit is 100 km per hour. The Guangzhou E-S-W Ring Road is equipped with an emergency phone system (with emergency telephones approximately every kilometre), a closed circuit television system along the expressway and an optical fiber system for the transmission of data from the toll booths to the management centre.

The Guangzhou E-S-W Ring Road has been open and collecting tolls since June 2000.

Destinations and Major Connections

The Guangzhou E-S-W Ring Road constitutes the main segments of a ring of expressways encircling Guangzhou city. It provides a high speed thoroughfare for the increasingly heavy traffic flow in and around Guangzhou city and is an important by-pass for the high volume of through traffic which passes Guangzhou en route to other destinations served by the many major highways to which Guangzhou is connected. The eastern and western ends of the Guangzhou E-S-W Ring Road connect to the Northern Ring Road at Guangdan and Shabei respectively to create the Guangzhou Ring Road.

The Guangzhou E-S-W Ring Road also plays an important role in accommodating traffic outside the congested street network of urban Guangzhou by providing an alternative to medium to long trips through central parts of the city.

The 10 interchanges of the Guangzhou E-S-W Ring Road provide access to the wider existing transportation networks and major facilities around Guangzhou city such as:

(i) the GS Superhighway;

(ii) the Northern Ring Road;

(iii) the Guangyuan East Expressway;

(iv) Huangpu Port;

(v) the Guangzhou New Exhibition Centre;

(vi) the Huanan Expressway;

(vii) Luoxi bridge which connects to Panyu;

(viii) the Guangfo Highway; and

(ix) the Guangfo Expressway and the Northern Ring Road.

Guangzhou is continuing to expand and develop as the commercial centre of Guangdong Province. Existing urban expansion and renewal plans include major strategic developments encompassing Huadu to the north and Nansha to the south. These are geared toward the establishment of new national sea and air transportation hubs comprising the new Guangzhou International Airport in Huadu (scheduled for opening by mid-2004) and a new technology oriented urban centre and sea port at Nansha. Additional planned commercial and industrial development will see further outward expansion of Guangzhou in areas to the south of the Pearl River.

Significant enhancement of Guangzhou's highway network is planned in conjunction with the city's continuing expansion. Major new connections to the Guangzhou Ring Road recently completed or to be completed include:

- The Airport Expressway which has been opened since 2002 connecting the Northern Ring Road to the new Guangzhou International Airport (scheduled for opening by mid-2004) in Huadu;
- Phase 1 West which will provide a connection from the Guangzhou E-S-W Ring Road to Shunde and is scheduled for opening in 2004 (see "The Road Projects — Phase 1 West");
- The New Guangfo Expressway which is intended to relieve congestion on the existing Guangfo Expressway between Guangzhou and Foshan (the municipality with the third highest GDP in the Guangdong Province in 2001) and is scheduled for opening in 2004; and
- The Guangzhou Southern Expressway which will connect the Guangzhou E-S-W Ring Road with the port and strategic development area of Nansha as well as other areas under development to the south of Guangzhou and Guangzhu East Line, and which is scheduled for opening in 2005.

Initiation and Promotion of the Project

The Guangzhou E-S-W Ring Road Project resulted from the same initiatives of Hopewell in December 1978 which led to the construction of the GS Superhighway. The proposals for the Guangzhou E-S-W Ring Road were encapsulated in a formal letter of intent entered into with a PRC party nominated by the Guangzhou Municipal Government in June 1985. Following the completion of the initial feasibility study, preliminary approval for the project was obtained in July 1992. A detailed feasibility study was completed in November, 1992. Following the approval of the detailed feasibility study by the then Guangzhou Planning Committee, a joint venture contract was signed in November, 1992 and the Ring Road JV was established in December of the same year.

During these initiation and promotional phases, HHI had taken a lead role comparable to its involvement in the GS Superhighway Project. In addition to leading the process of promoting the Project to relevant governmental authorities, HHI was the leading party in the negotiation of the concession rights established under the JV Contract and the original construction, project management and financing arrangements for the Project.

Between 1993 and 1996, various preparation work was undertaken by HHI in relation to this Project. CKI was introduced as the second foreign party at the initiative of HHI in 1997 and the JV Contract was amended in October 1997 to allow CKI to participate as a joint venture partner. A revised construction contract was concluded in October 1997.

During the construction period, the road was opened to traffic in sections from 1997 onward. The project was fully completed, and the highway fully opened for operation, in June 2000, more than 12 months ahead of the contractual schedule. In early 2001, a request was raised by the general contractor for the construction, who is also the Ring Road PRC Partner, for certain additional construction costs to be borne by the Ring Road JV. Such request was not accepted by both HHI and CKI on the basis that the additional costs are outside the scope of the fixed price construction contract and the request has not been further raised for discussion by the Ring Road PRC Partner since mid 2002.

Joint Venture and Project Management Arrangements

As with the GS Superhighway Project, the Guangzhou E-S-W Ring Road Project was established as a Sino-foreign co-operative joint venture. The PRC partner is a state-owned enterprise established by the Guangzhou Municipal Government, and its supervisory body is the Guangzhou Construction Commission. CKI was introduced as the second foreign party in 1997. CKI is a subsidiary of Cheung Kong Infrastructure Holdings Limited, a company listed on the Stock Exchange.

The Ring Road JV Contract was originally entered into on 23 November, 1992 for the purpose of the construction, operation and management of the Guangzhou E-S-W Ring Road. It has been amended to reflect subsequent developments, including the introduction of CKI as an additional foreign party. Under the Ring Road JV Contract, the parties have the right to share the net cash flow (that is, gross operating income net of operating expenses and tax) of the Guangzhou E-S-W Ring Road in respect of its toll operations and essential and service facilities on the following basis:

Year	HHI Ring Road Co	Ring Road PRC Partner	CKI
Year 1 - year 10	45%	10%	45%
Year 11 - year 20	37.5%	25%	37.5%
Year 21 - year 30	32.5%	35%	32.5%

Under the Ring Road JV Contract, each of the joint venture partners is entitled to appoint five of the fifteen directors of the Ring Road JV. Certain significant matters are stipulated to require the unanimous approval of all the directors of the Ring Road JV present at a board meeting, including amendments to the articles of association, changes in the registered capital and creating encumbrances over any of the assets of the joint venture. Except for matters on which unanimous approval is required, board decisions require two-thirds majority and must comprise at least two directors from each of the joint venture parties. A meeting of the board shall be attended by at least two-thirds of the directors.

In October 1997, a management agreement was entered into between the Ring Road JV and the Ring Road PRC Partner. This management agreement provides that the Ring Road PRC Partner is responsible for the management and operation of the Guangzhou E-S-W Ring Road under the direction and supervision of an executive committee. The executive committee retains overriding responsibility for key policy matters including approving the annual operating budget, policies, and important decisions relating to the operation of the Guangzhou E-S-W Ring Road. On various important matters, such as annual operating budget, adjustment of toll rates and employee remuneration, the approval of the board of directors of the Ring Road JV is also required. The executive committee has eight members, four of which are nominated by the Ring Road PRC Partner. HHI Ring Road Co and CKI have each nominated two members. Any decision of the executive committee is required to be approved by one member appointed by the Ring Road PRC Partner and two members appointed by either HHI Ring Road Co or CKI.

HHI's experience in relation to the Guangzhou E-S-W Ring Road has indicated that its rights under the Ring Road JV Contract and in relation to the executive committee afford effective participation in significant decisions and changes and that, in practice, significant decisions are taken based on consensus between the joint venture partners.

Project Concession

The Ring Road JV has a concession period of 30 years commencing from 1 January, 2002. At expiration of the concession period, all fixed assets owned by it will be transferred to the Ring Road PRC Partner for zero consideration and the Ring Road JV will be dissolved. On dissolution at the end of the concession period, any current assets will be distributed to the Ring Road PRC Partner, HHI Ring Road Co and CKI in the proportion of 30%, 35% and 35% respectively.

Financing

The total approved project investment for the Guangzhou E-S-W Ring Road was RMB4,500 million. This was funded by: (i) US$55 million (equivalent to RMB469 million at the time of contribution) total registered capital contributed by HHI Ring Road Co and CKI in equal amounts; and (ii) shareholders' loans of RMB4,031 million of which HHI Ring Road Co, CKI and Ring Road PRC

Partner were to provide approximately RMB1,765.5 million, RMB1,765.5 million and RMB500 million, respectively. In November 2001, the Ring Road JV obtained a RMB1,500 million loan from a PRC bank and the proceeds were used to repay part of the shareholders' loans from the Group and CKI. The remaining balance of the shareholders' loans as at 31 May, 2003 were: (i) HHI Ring Road Co — RMB979 million; (ii) CKI — RMB979 million; and (iii) Ring Road PRC Partner — RMB473 million.

Additional investment costs of approximately RMB400 million incurred by HHI for the Guangzhou E-S-W Ring Road Project (including borrowing costs capitalised, direct overheads and certain initial development and land costs) had been agreed not to be borne by the Ring Road JV as part of the restructuring of the Ring Road JV in 1997 when CKI was introduced as a JV partner. In recognition of such additional investment costs, HHI was granted certain contingent land rights for which the Group has no current plans.

The Ring Road JV Contract provides that HHI Ring Road Co and CKI are each responsible for servicing 50% of the RMB1,500 million PRC bank loan as mentioned above. The amounts of their respective debt service obligations are deducted from their respective entitlements to the net cash flow of the Ring Road JV (see "Joint Venture and Project Management Arrangements" above) before the entitlements are distributed.

Operations

Toll collection

The toll collection system for the Guangzhou E-S-W Ring Road is in the form of a closed system with computerised toll validation. This system is similar to that being used by GS Superhighway. See "The Road Projects — GS Superhighway — Operations — Toll Collection".

The toll collection system installed by the Guangzhou E-S-W Ring Road utilises IC card technology.

As in the case of the GS Superhighway, the arrangements for collecting tolls on the Guangzhou E-S-W Ring Road are expected to be adapted to incorporate the introduction of a provincial toll pass with a centralised administrative agency to issue passes, collect payment and distribute associated toll entitlements to operators of participating expressways (see "The Road Projects — The GS Superhighway — Operations — Recent Developments").

Management and operational staff

According to the management agreement entered into in 1997, the PRC partner is responsible for the management and operation of the Guangzhou E-S-W Ring Road under the direction and supervision of an executive committee which retains overriding responsibility for key policy matters (see "Joint Venture and Project Management Arrangements" above).

Under the Ring Road JV Contract, the general manager of Ring Road JV shall be nominated by the Ring Road PRC Partner and appointed by the board of directors of the Ring Road JV. The general manager is responsible for the day-to-day management of the Guangzhou E-S-W Ring Road subject to the terms of the Ring Road JV Contract. The Ring Road JV has one executive deputy general manager and three deputy general managers who are responsible for assisting the general manager in executing his duties. CKI is entitled to nominate the executive deputy general manager. The Ring Road PRC Partner is entitled to appoint two of the deputy general managers and the other is appointed by HHI Ring Road Co. The Ring Road JV has approximately 525 employees excluding secondees from the Group.

Traffic management

As in the case of all its Projects, the Company believes that effective traffic management, aimed at facilitating convenient, fast and safe transit, is key to maximising toll receipts and maintaining the Guangzhou E-S-W Ring Road's status as a prime route of choice, particularly having regard to projected increases in traffic volume. The Company believes that the four factors which principally contribute to congestion and delay are accidents, heavy traffic flow (either generally or at specific pressure points), insufficiency of toll lanes at entry or exit, and lane restrictions resulting from repair and maintenance works. The Company's operational strategies aim to mitigate the problems that are likely to arise from these factors, based on forward planning and anticipation of demand.

Traffic surveillance and telecommunication facilities consist of emergency phones, and closed circuit television cameras placed at intervals along the expressway. The monitoring facility in conjunction with the manual and computerised toll collection systems enables the Ring Road JV to monitor traffic flow and toll collection efficiently. The Ring Road JV makes efforts to liaise and co-operate with traffic police and has established what it considers to be efficient and beneficial working relationships with the traffic police as a result.

The Ring Road JV closely monitors traffic volume and flow along the expressway in order to detect early signs of high traffic flow and any resulting congestion. Regular maintenance works are typically scheduled so as to minimise disruption to traffic.

The Ring Road JV was awarded ISO9001-2000 management standards in December 2001.

Major repairs and improvements

As operator of the expressway, the Ring Road JV is responsible at its own cost for the maintenance and repair of the expressway throughout the concession period. The Ring Road JV operates an annual budgeting process similar to that adopted by the GS Superhighway JV which covers anticipated operating expenses, repair and maintenance costs and any other capital expenditure. HHI has always been closely involved in the preparation and subsequent monitoring of the annual budget, which is required to be approved by the board of directors of the Ring Road JV. Since official opening of the Guangzhou E-S-W Ring Road in 2002, there have been no incidences of material budget overruns or material unforeseen capital expenditure requirements. No major repair or maintenance program has been planned for the current financial year.

Revenues

The revenues of the Ring Road JV are substantially comprised of toll receipts collected at toll plazas located at each of the interchanges and barriers. Toll receipts are dependent on traffic volume by vehicle categories, applicable toll rates and distances travelled.

Toll rates

The toll rates currently payable by vehicles using the Guangzhou E-S-W Ring Road are:

Class	Vehicle Category	Number of axles	Number of wheels	RMB per km
1	Cars, jeeps, passenger/cargo vans in the form of taxis and motorcycles	2	4	0.6
2	Small passenger/cargo vans, light trucks and small vans	2	4	1.2
3	Medium sized vans, large cars, medium sized trucks	2	6	1.8
4	Large luxurious cars, large trucks, heavy trailers, 20 ft. container trucks	3	6-10	2.4
5	Double deck cars, heavy trucks, heavy trailers, 40 ft. container trucks	>3	>10	3.0

These toll rates, which are based on multiples of 1, 2, 3, 4 and 5 times the base charge for Class 1 vehicles, have been approved by the authorities responsible for transportation and price within the Guangdong Provincial Government. The Ring Road JV may propose or apply for rate changes at any time although it has not done so since its completion in June 2000.

Historical traffic flow and toll receipts

As illustrated by the following table, the Guangzhou E-S-W Ring Road has been experiencing steady increases in traffic flow and toll receipts notwithstanding the fact that a number of the feeder roads connecting to its interchanges have yet to be completed.

	1998	1999[1]		2000[1]		2001		2002		2003[4]		
			Year on year growth[3]		Year on year growth[3]		Year on year growth[3]		Year on year growth[3]		Year on year growth[4]	CAGR[5]
Average daily tolled traffic flow (no. of vehicles)	7,589	23,370	208.0%	32,242	38.0%	31,212	(3.2%)[2]	36,120	15.7%	38,796	17.1%	47.7%
Toll receipts (RMB million)	18	87	370.9%	151	74.8%	168	10.7%	199	18.5%	107	18.6%	81.3%

Notes:

(1) Various toll plazas opened throughout 1999. The entire Guangzhou E-S-W Ring Road was completed on 26 June, 2000.

(2) A government measure implemented in January 2001 by the Guangzhou Municipal Government stipulated that all Guangzhou and non-Guangzhou registered vehicles would have to purchase annual and entry tickets respectively, to travel inside Guangzhou city (see "Trends" below). As a result, the Guangzhou Municipal Government terminated the operation of most of the toll plazas on local toll bridges and tunnels in Guangzhou city. While the requirement to purchase annual tickets was implemented in respect of Guangzhou registered vehicles in January 2001, the entry ticket requirement in respect of non-Guangzhou registered vehicles was not imposed until December 2001. As such, non-Guangzhou registered vehicles were able to access Guangzhou city toll-free for a period of almost twelve months. The Directors believe that, during that period, certain traffic was diverted from Guangzhou E-S-W Ring Road as a result of such alternative toll-free access to Guangzhou city, leading to a drop in the expressway's average daily tolled traffic flow in 2001 compared to 2000, which in turn had an adverse impact on its toll receipts for 2001.

(3) Year-on-year growth represents percentage change compared to the previous calendar year.

(4) The statistics for 2003 cover the first six months of the year and are compared with the corresponding period in 2002. As the above information is presented on a calendar year basis, the first six months of 2003 cover the second six months of the financial year ended 30 June, 2003.

(5) CAGR are calculated from 1998, being the first complete calendar year of operations, up to and including 2002.

Vehicles exempt from payment of tolls accounted for 4.7% of the total traffic for the year ended 31 December, 2002.

Trends

The Directors believe that traffic flow on the Guangzhou E-S-W Ring Road for calendar years 2001 and 2002 was significantly affected by two separate measures taken by the Guangzhou Municipal Government. In 2001, the Guangzhou Municipal Government stipulated that all Guangzhou and non-Guangzhou registered vehicles would have to purchase annual and entry tickets, respectively, to travel inside Guangzhou city. As a consequence, the Municipal Government terminated the operation of most of the toll plazas on local bridges and tunnels in Guangzhou city. However, while the requirement to purchase annual tickets to Guangzhou city was imposed in January 2001 for Guangzhou registered vehicles, the requirement on non-Guangzhou registered vehicles to purchase entry tickets was not implemented until December 2001. Up to December 2001, this allowed non-Guangzhou registered vehicles to travel in Guangzhou using other roads without paying tolls. The second measure in May 2002

stipulated, among other things, restrictions on hours and travel zones for non-Guangzhou registered goods vehicles to enter Guangzhou city. The Directors believe that these successive measures resulted first in a significant decrease in usage of the Guangzhou E-S-W Ring Road by non-Guangzhou registered vehicles between January and December 2001, followed by increases in usage following the introduction of the further charges imposed in December 2001 and May 2002 respectively. The average daily tolled traffic flow rose from 32,125 vehicles in the period 1 May, 2001 - 30 April, 2002 to 38,084 vehicles in the period 1 May, 2002 - 30 April, 2003, an increase of approximately 18.5%.

The following table provides a monthly comparison of average daily toll receipts and average daily tolled traffic flow for the most recent two financial years ended 30 June, 2002 and 30 June, 2003.

Growth in monthly average daily toll receipts and monthly average daily tolled traffic flow

	Average Daily Toll Receipts (RMB '000)			Average Daily Tolled Traffic Flow		
Month	2001	2002	% Growth	2001	2002	% Growth
July	447.4	543.4	21.5%	30,502	35,962	17.9%
August	475.7	579.2	21.8%	32,095	38,342	19.5%
September	503.8	617.4	22.5%	34,083	40,682	19.4%
October	457.7	591.2	29.2%	31,943	39,209	22.7%
November	491.2	601.6	22.5%	33,469	40,071	19.7%
December	473.9	598.4	26.3%	32,329	40,183	24.3%
	2002	2003	% Growth	2002	2003	% Growth
January	485.3	590.7	21.7%	32,636	39,499	21.0%
February	375.5	466.7	24.3%	26,229	32,444	23.7%
March	527.5	624.0	18.3%	34,383	40,591	18.1%
April	550.2	637.0	15.8%	36,574	41,158	12.5%
May	527.9	606.6	14.9%	34,542	38,082	10.2%
June	517.7	616.1	19.0%	33,886	40,522	19.6%

A number of new connections to the interchanges of the Guangzhou E-S-W Ring Road have been planned to be completed and open to traffic in the coming two years (see "Destinations and Major Connections" above). These new connections are expected to generate growth in traffic flow and toll receipts on the Guangzhou E-S-W Ring Road once operational.

Recent developments

As in the case of the GS Superhighway, the Guangzhou E-S-W Ring Road was the subject of proposals announced by the Guangdong Provincial Government on 31 July, 2001 to require expressways throughout Guangdong Province to adopt uniform toll rate multiples of 1, 1.5, 2, 3 and 4 times the base charge for Class 1 vehicles in respect of the five different classes of vehicles. Existing expressways were originally required to adopt the new toll rate multiples by August 2006. However, pursuant to the recent notice issued by the Guangdong Provincial Government on 22 May, 2003, existing expressways which had toll rates approved before 31 July, 2001 and which have not yet adopted the new toll rate multiples no longer have to adopt the new toll rate multiples. As such, the Guangzhou E-S-W Ring Road's toll rates remain unaffected by the recent proposals.

Interchanges

The Guangzhou E-S-W Ring Road currently has 10 interchanges which are strategically positioned to provide speedy and safe access to major connecting roads, linking highly populous and industrial regions in the PRD, as well as providing access to and from some of the busiest areas in Guangzhou city. A toll plaza is placed at each of these interchanges.

Competition

The Guangzhou Ring Road is currently the only ring road expressway serving the highly populous city of Guangzhou. It provides a high speed thoroughfare for the increasingly heavy traffic flow in and around Guangzhou city and it also serves as an important by-pass for the high volume of external traffic which passes Guangzhou en route to other destinations via the many major highways which serve Guangzhou. The Guangzhou E-S-W Ring Road constitutes the main segments of the Guangzhou Ring Road. It connects to the GS Superhighway and many of the other highways by major feeder roads thereby linking Guangzhou to other highly populous and industrial regions of the PRD.

The eastern section of the Guangzhou E-S-W Ring Road is subject to competition from the Huanan Expressway which opened in September, 1999 and runs substantially parallel to the section of the Guangzhou E-S-W Ring Road between Huangcun and Tuhua interchanges. The Huanan Expressway has been opened for three years and in operation since before the Guangzhou E-S-W Ring Road was completed and has consistently been experiencing heavy traffic for some time. Against this background and given the growth in traffic flow which has been experienced by the Guangzhou E-S-W Ring Road, the Company is of the opinion that any impact of the Huanan Expressway has already stabilised.

A second outer Guangzhou ring road is planned for opening around 2010. The proposed second ring road is planned to run at a radius of approximately 30 to 40 km outside the existing Guangzhou Ring Road with the aim of serving traffic travelling within the outer surrounds of Guangzhou and between Guangzhou and areas adjoining Guangzhou. Accordingly, it will serve a different primary function, and will have a different demand profile, to the existing Guangzhou Ring Road. For these reasons, the Company believes that the existing Guangzhou Ring Road will continue to be a strategically important by-pass route, with traffic demand not significantly affected by construction of the second ring road.

Prospects

Prospects for Guangdong and the PRD

As noted in context of the GS Superhighway, in the shorter term the Company expects to see continuing growth in traffic demand within Guangdong Province and the PRD driven by continuing economic growth in the PRC and these regions, and by associated growth in vehicle ownership and use. Based on these expectations, the Company believes that traffic flow on the Guangzhou E-S-W Ring Road will continue to grow.

Prospects for Guangzhou

Guangzhou is continuing to expand and develop as the commercial centre of Guangdong Province. As Guangzhou continues to expand and develop, there is an increasing need for routes to accommodate traffic away from the congested city centre and to support the city's outward expansion. This has recently led to changes in Guangzhou's traffic measures imposing access restrictions to Guangzhou city (see "Revenues — Trends" above).

Since implementation of these changes between December 2001 and May 2002, the Guangzhou E-S-W Ring Road has seen significant growth in traffic volumes. The average daily traffic flow has risen from 32,125 vehicles in the period 1 May, 2001 - 30 April, 2002 to 38,084 vehicles in the period 1 May, 2002 - 30 April, 2003, an increase of approximately 18.5%.

In the light of experience with other major cities, the Directors anticipate that the Guangzhou Ring Road, of which the Guangzhou E-S-W Ring Road is an integral part, will be an increasingly important component of the traffic system serving the greater Guangzhou area.

Existing urban expansion and renewal plans include major strategic developments encompassing the new Guangzhou International Airport in Huadu to the north, and a new technology oriented urban centre and sea port at Nansha to the south, as well as further planned commercial and industrial development in areas to the south of Guangzhou including Panyu. This development will see further outward expansion of Guangzhou continuing its transformation from an agricultural to an industrial and commercial based economy.

Major new connections

The Company believes that Guangzhou E-S-W Ring Road is well placed to benefit from increased traffic flow from the opening of several major new connecting roads which are planned to be opened in 2004 and 2005 (see "Destinations and Major Connections" above).

Taxation

Pursuant to an approval from the Guangzhou branch of the State Tax Bureau, the rate of foreign enterprise income tax payable by Ring Road JV in respect of its profit arising from the operation of toll roads is 15%. Under the existing PRC tax laws and regulations, the Ring Road JV is entitled to enjoy, subject to approval from the relevant governmental authority, a two year exemption from, to be followed by a three year 50% reduction in the rate of, foreign enterprise income tax for profit arising from the operation of toll roads commencing from the first profit-making year, as computed under PRC accounting standards and tax regulations. In addition, the Ring Road JV has obtained an approval from the Guangzhou Municipal Government which grants a more preferential tax treatment in the form of a five year exemption from, to be followed by a five year 50% reduction in the rate of, foreign enterprise income tax, commencing from the first profit-making year. However, pursuant to the current PRC tax laws and regulations, the Ring Road JV is required to obtain an approval from the State Tax Bureau to be entitled to the more preferential tax treatment granted by the Guangzhou Municipal Government. The Ring Road JV intends to apply for such approval in due course.

The Ring Road JV has also obtained an approval from the Guangzhou Municipal Tax Bureau which grants an exemption from paying a local income tax (currently set at a rate of 3%) in respect of profit arising from the operation of toll roads as well as ancillary and related service facilities for ten years commencing from the first profit-making year. Notwithstanding the above, according to tax regulations in Guangdong, the period of exemption and reduction from paying local income tax will be equal to the final approved period of exemption and reduction granted to the Ring Road JV in respect of paying foreign enterprise income tax. The Ring Road JV is required to pay business tax (currently set at a rate of 5%) on its toll receipts. Because Ring Road JV has not yet recorded profits, any exemption from paying foreign enterprise income tax and local income tax has so far had no effect on the Ring Road JV.

PHASE 1 WEST

The Company has an indirect interest in the Phase 1 West Project which is under construction and will run from Guangzhou city to Shunde. The Company's interest in the Project is to be held through a Sino-foreign co-operative joint venture established in partnership with Guangdong Provincial Highway Construction Company, which is also HHI's PRC partner in the completed GS Superhighway.

The Project


Legend:
HHI's Expressway (In operation)
HHI's Expressway (Under construction)
Phases 2 & 3 Western Delta Route being pursued by HHI
Other expressways (In operation)
Other expressways (Under construction)
Main roads / Class 1 highways (In operation)
Main roads / Class 1 highways (Under construction)
Toll Plaza
Guangzhou Baiyun Airport
Guangzhou
Guangzhou E-S-W Ring Road
Huangpu Port
GS Superhighway
Foshan
Nanya
Phase 1 West
Shizhou
Bijiang
Baichen Highway
National Highway 105
Panyu
Xinsha Port
Bigui Road
Gaoming
Shunde
Humen Port
Heshan
Shunde 105
Phases 2 & 3 Western Delta Route
National Highway 105
Jiangmen
Xinhui
Jiangzhong Expressway
Zhongshan

Phase 1 West

Key Data

Route	Hainan interchange of Guangzhou E-S-W Ring Road to Bijiang in Shunde
Total length	14.7 km
Classification	Expressway
Number of lanes	Dual 3 lanes
Design speed	100 km per hour
Toll system	Closed system
Number of toll plazas	2-3
Number of interchanges	3 (including barriers at both ends)
Joint venture partner	Guangdong Provincial Highway Construction Company
Concession period	30 years from the date of issue of business licence for the Phase 1 West JV
Status	Under construction and expected to be completed by mid-2004

The Route

Phase 1 West is a 14.7 km dual three lane expressway currently under construction which will run from the Hainan interchange of the Guangzhou E-S-W Ring Road to Bijiang in Shunde where it will join with Shunde 105 and the northern end of Bi Gui Road in Shunde. Phase 1 West will fulfil the strategic need for a high speed link between Guangzhou city and Shunde and is expected to shorten the travel time between the two cities to approximately 10 to 15 minutes from a journey of approximately 40 minutes on existing local roads.

Phase 1 West is expected to be completed by mid-2004. It is being constructed as a closed system expressway and will have three interchanges. It is expected to have two to three toll plazas. It will be asphalt-paved and will have a design speed of 100 km per hour.

Initiation and Promotion of the Project

The original GS Superhighway project also comprised an expressway route across the western PRD between Guangzhou and Zhuhai. For the reasons set out below, the original route for this western expressway was changed to what is now the Western Delta Route, of which Phase 1 West is one part. Accordingly, Phase 1 West results from the same initiatives of Hopewell in December 1978 which led to construction of the GS Superhighway.

When the eastern and western expressway routes originally contemplated by the GS Superhighway JV were subsequently separated for independent development, the concession for the route in the western PRD was transferred to HHI West Co in 1992. At that time, HHI had envisaged that the entire route would be developed by HHI West Co. However, on commencement of preliminary work in 1993 to 1994, and in view of progress with the developing highway system in the western PRD, HHI established that the original route would no longer be economically desirable. As a result, HHI sought approval in 1995 from the Guangdong Provincial Government for a revised route through the western PRD of approximately 58 km between Guangzhou and Zhongshan, and approval was obtained in the same year. In 1999, after further consideration and analysis by HHI and the Guangdong Provincial Communications Bureau, it was agreed with the Guangdong Provincial Communications Bureau that the Western Delta Route should be divided into three phases and that Phase 1 West would be jointly developed by HHI and Guangdong Provincial Highway Construction Company.

Following the completion of the feasibility study, initial and supplementary approvals for the Phase 1 West Project were obtained from the Guangdong Provincial Development Planning Committee in June 2000 and July 2001, respectively. Since July 2001, HHI has been engaged in the negotiation of concession rights, and the terms and basis for the management structure, construction and operation of the joint venture, and the financing arrangements for the Project. This has included the restructuring of the Western Delta Route as well as preparation of the Phase 1 West JV Contract. HHI is in the process of obtaining final approval for the restructuring of the Western Delta Route for the purposes of the Phase 1 West Project (see "Approval Process for Phase 1 West" below).

Approval Process for Phase 1 West

The restructuring of the Western Delta Route project has involved changes to the arrangements relating to HHI West Co and the establishment of a co-operative joint venture company, and requires formal approvals from Guangdong COFTEC. Preliminary approval for the restructuring of HHI West Co and for the establishment of the Phase 1 West JV was duly obtained from Guangdong COFTEC in March 2003. However, there are various formal notifications that are required to be given to creditors of HHI West Co which must be completed before formal approval from Guangdong COFTEC is issued. The scope and process for all such remaining formalities are being processed by the Guangdong COFTEC,

and the form and terms of the Phase 1 West JV Contract have been settled among all relevant parties. Accordingly, the Company expects that the Phase 1 West JV Contract will be duly entered into, and the Phase 1 West JV established, all in accordance with existing proposed terms and arrangements, by no later than the third quarter of 2003.

Joint Venture Arrangements for Phase 1 West

The Phase 1 West Project is being undertaken as a joint venture between HHI West HK Co and Guangdong Provincial Highway Construction Company, which is also HHI's PRC Partner in the GS Superhighway project.

When the Phase 1 West JV Contract is entered into, it will establish a Sino-foreign co-operative joint venture company according to applicable PRC law. The Phase 1 West JV Contract will govern the interests of the respective joint venture partners in Phase 1 West, and their respective entitlements to share in the net operating income of the Phase 1 West JV. The terms agreed between the Phase 1 West PRC Partner and HHI West HK Co provide for the net operating income to be shared in equal proportions between HHI West HK Co and the Phase 1 West PRC Partner. Net operating income for these purposes will be determined as stipulated in the JV Contract after providing for (among other things) operating expenses, capital expenditure, debt service obligations and employee benefits.

Under the Phase 1 West JV Contract, HHI will be entitled to appoint four of the eight directors of the Phase 1 West JV. Certain significant matters are stipulated to require unanimous approval by all directors present at the board meeting, including the approval of the annual budget and accounts, the approval of major contracts, changes in the total investment, increase in the registered capital, distribution of profits, and changes to the articles of association. Except for matters on which unanimous approval is required, board decisions will require two-thirds majority of the directors present at the board meeting.

The general manager of the Phase 1 West JV will be nominated by the Phase 1 West PRC Partner for appointment by the board of directors of the Phase 1 West JV. The general manager will be responsible for the day-to-day operation and management of Phase 1 West subject to the terms of the Phase 1 West JV Contract. Each of HHI West HK Co and the Phase 1 West PRC Partner will be entitled to appoint one deputy general manager who shall be responsible for assisting the general manager.

Construction of Phase 1 West began in December 2001 based on the joint venture arrangements as currently proposed, and in anticipation of the establishment of the Phase 1 West JV. As agreed between the joint venture partners, during the period before and leading up to the formal establishment of the Phase 1 West JV, construction is being managed and supervised by the joint working committee comprising representatives from HHI and the Phase 1 West PRC Partner. As such, HHI and the Phase 1 West PRC Partner decide and act jointly in relation to all construction matters, including approval and signing of construction contracts. In particular, payments due in respect of land and construction costs are jointly verified to the satisfaction of both HHI and the Phase 1 West PRC Partner. In addition, a financial supervisory group currently headed by a representative from HHI and comprising representatives from both joint venture partners has been formed to oversee financial and budgeting arrangements and distribution of profits for the Phase 1 West Project. In particular, the budget for the Phase 1 West Project needs to be approved by both joint venture partners.

Project Concession

The Phase 1 West JV will have a concession period of 30 years from the date of issue of its business licence, which is expected to occur in the third quarter of 2003. At the expiration of the concession period, all fixed assets owned by it will be transferred to the responsible governmental authorities for no consideration and Phase 1 West JV will be dissolved. On dissolution at the end of the concession period, any residual asset surplus of the Phase 1 West JV will be shared in equal proportions between the joint venture partners.

Construction of Phase 1 West

Construction of Phase 1 West commenced in December 2001 and is expected to be completed by mid-2004. The construction of Phase 1 West is managed by a joint working committee comprising experienced engineers from HHI and the Phase 1 West PRC Partner. All necessary approvals for the use of the required land for the construction of the expressway have been granted. For the purpose of constructing the main alignment, the Phase 1 West route has been divided into eight consecutive sections with different contractors constructing each section. In order to control costs and enhance quality control, all major construction materials are centrally procured by the Phase 1 West joint working committee. The materials are then distributed to the contractor of each of the eight sections with the assistance of a professional materials management company. Construction on all the various sections is proceeding in parallel.

All construction and land acquisition contracts have been entered into on fixed price terms. All the construction contracts provide that any variation of agreed work and the price for such variation must be approved by the joint working committee, and that the cost of repairing any construction defects are to be borne by the relevant contractor during the relevant warranty period. The construction contracts have allocated insurance obligations such as construction risks and third party liability and the cost of such insurance among the joint working committee and the contractors. Further, all contractors engaged by the joint working committee were selected, through a public tender process supervised by representatives from relevant government authorities, on the basis of criteria such as experience, track record, management team and bidding price.

In order to prevent delay, all construction contracts are entered into for a fixed completion date where extension of construction time requested by any contractor would only be allowed in exceptional circumstances and must be approved by the joint working committee. The committee is also entitled to terminate a construction contract in the event of an undue delay.

There has been no material delay in the construction programme so far.

Financing of Phase 1 West

The total approved project investment for Phase 1 West is RMB1,680 million. The Phase 1 West JV will have registered capital of RMB588 million, to be contributed equally by HHI and the Phase 1 West PRC Partner. The balance of the overall construction cost is intended to be financed by RMB bank loans to be borrowed by the Phase 1 West JV once it is established. The partners to the Phase 1 West JV have obtained a letter of intent from a PRC bank for provision of financing facilities. HHI and the Phase 1 West PRC Partner have agreed that such facilities are to be secured on the toll collection rights, operation rights and any insurance rights of the Phase 1 West JV and will be non-recourse to the joint venture partners.

Various initial costs for items such as land compensation, site clearance and construction and financing costs have been, and will require to be, incurred prior to the formal establishment of the Phase 1 West JV. As the Phase 1 West JV has not been established, these costs, which amounted to approximately RMB799.7 million as at 31 May, 2003, have been, and will continue to be, funded by the Phase 1 West PRC Partner. Upon establishment of the Phase 1 West JV, the amount by which these costs have exceeded the Phase 1 West PRC Partner's registered capital contribution will be reimbursed to the Phase 1 West PRC Partner by the Phase 1 West JV. HHI West Co has sufficient funds to meet its anticipated contribution to Phase 1 West JV's registered capital. The Group will make its contribution of registered capital in accordance with the Phase 1 West JV Contract once the Phase 1 West JV is established.

Contracts are in place for the acquisition of all land which will be required for the Phase 1 West Project, and for all necessary demolition and construction works. The risk of any delay and cost overrun is mitigated by the contractual arrangements in place as described under "Construction of Phase 1 West"

above. To date, construction is proceeding substantially as scheduled on each of the eight sections and there have been no significant changes in the scope of contracted works. In the unexpected event that cost overruns arise, the Phase 1 West JV will explore the option of increasing its own borrowings before considering raising further capital or obtaining loans from the joint venture partners.

Operations

The toll collection system for Phase 1 West will be in the form of a closed system with two to three toll plazas. As in the case of the Group's other expressways in Guangdong province, the arrangements for collecting tolls on Phase 1 West will require to incorporate proposals for a provincial toll pass with a centralised administrative agency (see "The Road Projects — The GS Superhighway — Operations — Recent Developments"). The Company intends that the Phase 1 West JV should follow similar operational principles and strategies as are applied to the operation of the GS Superhighway, aimed at the efficient delivery of convenient, fast and safe transit.

Recent Developments

There have been recent proposals by the Guangdong Provincial Government to implement uniform toll rate multiples for expressways throughout Guangdong Province. According to a notice issued by the Guangdong Provincial Government on 31 July, 2001, the new toll rate multiples to be adopted in respect of the five different classes of vehicles shall be 1, 1.5, 2, 3 and 4 times the base charge for Class 1 vehicles. Since the Phase 1 West is a new expressway project, it is required to adopt the new toll rate multiples once it commences operation.

Competition

At present, there are two routes directly connecting Guangzhou city with Shunde, namely, National Highway 105 (the section between the southern end of Luoxi Bridge and the northern end of Shunde 105) and a second route which consists mainly of Baichen Highway. The two highways are class II and class I highways, respectively. Upon completion, Phase 1 West will be the first expressway running between Guangzhou city and Shunde. As such, it will fulfil the strategic need for a high speed link between Guangzhou city and Shunde and is expected to substantially shorten the travel time between the two cities from approximately 40 minutes to approximately 10 to 15 minutes.

The Company believes that there are currently no published or official proposals for any additional or alternative expressway connection between Guangzhou city and Shunde which would provide speed and convenience for travel between these cities comparable to that which will be available via Phase 1 West.

Prospects

Phase 1 West when completed will fulfil the strategic need for a high speed link between Guangzhou city and Shunde. The Company expects there to be an immediate and increasing demand for a high speed route between these major centres.

Taxation

Pursuant to the existing PRC tax laws and regulations, the Phase 1 West JV is entitled to apply for a reduced rate of foreign enterprise income tax at 15%. The Phase 1 West JV will be liable for local income tax (currently set at a rate of 3%) on any profit and business tax (currently set at a rate of 5%) on its toll receipts.

The Phase 1 West JV is entitled to apply for an exemption from the applicable foreign enterprise income tax which, if approved, would exempt the Phase 1 West JV from paying such taxes for 2 years commencing from its first profit-making year and at a reduced rate of 7.5% for the following 3 years. The Phase 1 West JV is also entitled to apply for an exemption from local income tax which, if approved, would exempt the joint venture from paying such tax for 5 years commencing from the first profit-making year.

Phases 2 and 3 of the Western Delta Route

Following the changes approved in 1995, the revised Western Delta Route covers approximately 58 km between Guangzhou and Zhongshan (including the portion comprised in the Phase 1 West Project). Under the terms of the existing arrangements relating to the Western Delta Route, the concession rights for Phases 2 and 3 continue to be held by HHI. While the existing documents and approvals for these project arrangements provide for a concession period of 30 years commencing from the completion of Phases 2 and 3 respectively (with HHI having sole entitlement to profits from operation of the expressway for the first 12 years of operations, and profits to be shared with the GS Superhighway PRC Partner for the remaining period of the concession), the Directors consider that certain key terms of the existing arrangements, including route alignment, financing, profit sharing and concession terms, will require to be renegotiated and finalised with relevant PRC authorities in order for Phases 2 and 3 to proceed.

Although no firm plans have yet been formulated for the further development of any part of Phases 2 or 3, the development of these further Phases is being actively pursued by the Group. Depending on the final alignment of the route, it may be appropriate, at the time of development of Phase 3, for the Group to consider the acquisition of the 22.8 km Bigui section of the Shunde Roads (or any part thereof). (See "Relationship with the Hopewell Group — General"). The development of Phases 2 and 3 may be implemented by way of a joint venture with a suitable PRC partner.

EXECUTIVE DIRECTORS AND SENIOR MANAGEMENT

Sir Gordon Ying Sheung WU *KCMG, FICE*, 67, is the Chairman of the board of the Company and Hopewell. He graduated from Princeton University with a Bachelor of Science degree in Engineering in 1958. He is the founder of Hopewell, which was listed on the Stock Exchange in 1972, and holds directorships in principal subsidiaries of Hopewell and the Company. He spearheaded and developed both the power generation business of Hopewell, which in 1993, was consolidated and spun-off as the listed Consolidated Electric Power Asia Limited (subsequently disposed of in 1997) and Hopewell's road infrastructure business. In addition to being the chief executive officer, as a civil engineer by profession, he has led the design and construction of the numerous property development projects of Hopewell in Hong Kong since the early 1970's and the hotels, power plant and road infrastructure projects of Hopewell in the PRC and overseas since the early 1980's, including the Shajiao B Power Plant which received the British Construction Industry Award and setting a world record of completion within 22 months.

He is very active in civic duties, including being the former chairman of the Hong Kong Port and Maritime Board, a member of the Commission on Strategic Development of the HKSAR, Hong Kong Logistic Development Council and the Chinese People's Political Consultative Conference. He is the Honorary Consul of the Republic of Croatia in Hong Kong, and an honorary citizen in a number of cities in the PRC and overseas.

Mr. Eddie Ping Chang HO, 70, is the Vice-Chairman of the Company and Managing Director of Hopewell. He holds directorships in principal subsidiaries of Hopewell and the Company. He was Deputy Managing Director of Hopewell when it was listed on the Stock Exchange in 1972. He has been in charge of negotiating all the joint ventures and financing for development projects in the PRC, including hotel, power plant and road infrastructure projects undertaken by Hopewell and the Group. In addition, he has extensive experience in building and development projects in Hong Kong. He is an honorary citizen of the cities of Shenzhen and Shunde in the PRC.

Mr. Thomas Jefferson WU, 30, is the Managing Director of the Company and Executive Director and the Chief Operating Officer of Hopewell. He joined Hopewell in 1999 and holds directorships in principal subsidiaries of Hopewell and the Company. He was awarded a Master of Business Administration degree from Stanford University in 1999 and a Bachelor of Science degree in Mechanical and Aerospace Engineering from Princeton University in 1994. He is responsible for strategic planning, corporate policy and overall management of the Group. He is a son of Sir Gordon Ying Sheung WU.

Mr. Alan Chi Hung CHAN, 44, is the Deputy Managing Director of the Company. He joined Hopewell in 1988 and was previously an Executive Director there. He was awarded a Postgraduate Diploma in Management Studies by the City University of Hong Kong in 1989 and a Bachelor of Science degree from the Chinese University of Hong Kong in 1983. He previously held directorships in subsidiaries of Hopewell which undertake infrastructure projects in the PRC, including Delta Roads Limited. He is responsible for project coordination, management and administration of the transport infrastructure and other projects in the PRC.

Ir. Leo Kwok Kee LEUNG *DIC FIStructE, FICE*, 44, was appointed an Executive Director of the Company on 3 July, 2003 when he joined the Group. He is responsible for the design, engineering and construction of projects within the Group. He joined Hopewell in 1978 and rejoined in 1993. He graduated from Imperial College of the University of London with a Master of Science degree with Distinction in Earthquake Engineering and Structural Dynamics in 1991 and was awarded a Bachelor of Science degree with First Class Honours from the Council for National Academic Awards in Civil Engineering as well as the Institution of Civil Engineers' Prize for his outstanding undergraduate performance in 1983. He previously held directorships in subsidiaries of the construction division of Hopewell. Prior to joining Hopewell, he worked in Singapore, Kenya, England and Hong Kong and acquired a wide range of experiences in bridge and building designs and constructions, slipform technique, dam and tunnel structures.

Mr. Lijia HUANG, 61, is an Executive Director of the Company and is primarily responsible for the operations and management of the toll roads in Guangdong Province. He joined Hopewell in 1996. Before joining Hopewell Group, he was the General Manager of Guangdong Provincial Highway Construction Company. During 1961-1979, he held senior positions in various commissions in Zhaoqing. He previously held directorships in subsidiaries of Hopewell which undertake infrastructure projects in the PRC, including Delta Roads Limited.

Mr. Cheng Hui JIA, 62, was appointed an Executive Director of the Company on 3 July, 2003 when he joined the Group. He is the Controller for China projects and is responsible for liaison and coordination with various PRC government authorities. He joined Hopewell in 1985. Before joining Hopewell, he worked for many years in aerospace research in the PRC. He graduated from Harbin Industry University in 1964 with a Bachelor of Science degree. He previously held directorships in two associate companies of Hopewell.

Mr. Christopher Shih Ming IP, 34, was appointed an Executive Director of the Company on 3 July, 2003. He joined Hopewell in 2002. He is involved in the Company's corporate financing activities as well as new project development. Prior to joining Hopewell, he was a vice president of mergers and acquisitions at Deutsche Bank and Morgan Stanley Dean Witter Asia Limited. He graduated from Brown University in the U.S. with a Bachelor of Arts degree in 1993 and from The London Business School with a Master of Business Administration degree in 1997. He does not currently hold any directorship in Hopewell Group.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Kojiro NAKAHARA, 62, was appointed an independent non-executive Director of the Company on 10 July, 2003. He graduated from Tokyo Mercantile Marine University in 1964 with a Bachelor degree in Marine Engineering. He joined Kanematsu Corporation in 1964 and has held senior positions in Tokyo, Singapore and Hong Kong offices. He was appointed Managing Director of Kanematsu (Hong Kong) Limited in 1996 and retired in 2000. He does not hold any previous or current directorship in Hopewell Group. He holds 10,671 ordinary shares of HK$2.5 each in Hopewell (approximately 0.0012% of the total issued share capital of Hopewell).

Mr. Philip Tsung Cheng FEI, 62, was appointed an independent non-executive Director of the Company on 10 July, 2003. He was awarded a Bachelor of Architectural Engineering degree from Cheng-Kung University in Taiwan in 1962; a Bachelor of Architecture degree from North Carolina State University in 1965 and a Master of Science degree in City Planning from Pratt Institute in the U.S. in 1974. He is the managing partner at Fei & Cheng Associates, an architectural and planning firm. Mr. Fei has over 30 years' experience in planning and architectural projects. Prior to establishing Fei & Cheng Associates, he worked for a number of architecture firms in the U.S. He was previously a non-executive director of Consolidated Electric Power Asia Limited, a former listed subsidiary of Hopewell, from 1993 to 1996 and does not currently hold any directorship in Hopewell Group.

Mr. Lee Yick NAM, 56, was appointed an independent non-executive Director on 10 July, 2003 and the chairman of the audit committee of the Company on 16 July, 2003. He holds a certificate in management studies from Carnegie Mellon University of U.S. in 1977. He has over 30 years' experience in the banking, investment and finance industry. He was an Executive Director of Liu Chong Hing Bank from 1990 to 2001. Prior to that, he was a vice president at Citibank, Mellon Bank and American Express Bank. He does not hold any previous or current directorship in Hopewell Group. He holds US$400,000 of the 9.875% Notes due 2004 issued by Guangzhou-Shenzhen Superhighway (Holdings) Ltd. (approximately 0.2% of the total amount of the Notes).

Mr. Gordon YEN, 33, was appointed an independent non-executive Director of the Company on 10 July, 2003. He was awarded a Bachelor degree in Manufacturing Engineering from Boston University, U.S. in 1990 and a Master of Business Administration degree from McGill University, Canada in 1992. Prior to joining Fountain Set (Holdings) Limited ("Fountain Set") in 1999, he served as an Infrastructure Project Director in Hopewell. He was previously an employee of Hopewell and from 1997 to 1999, he was a director of PT Hi Power Tubanan 1, a subsidiary of Hopewell. Currently, he does not hold any directorship in Hopewell Group. He is currently the Assistant to Chairman of Fountain Set. Fountain Set, a company listed on the Stock Exchange, and its subsidiaries are principally engaged in the production and sales of knitted fabrics. There is no relationship between Fountain Set and the Group or Hopewell Group.

COMPANY SECRETARY

Mr. Peter Yip Wah LEE, 61, was appointed the Company Secretary of the Company on 3 July, 2003. He graduated from the University of Hong Kong with a Bachelor of Arts degree in 1965. He is a practising solicitor and a partner of Woo, Kwan, Lee & Lo. He is also a China Appointed Attesting Officer. He is an independent non-executive director of a number of public listed companies, and is also the company secretary of over 20 listed companies including Hopewell.

STAFF

As of April 2003, the Group would have had a total of 32 full-time staff, with 23 in Hong Kong and 9 in the PRC. Set out below is a breakdown of the number of the Group's full-time staff by function for the past two years:

	As at April	
	2002	**2003**
Professional	7	12
Operational	20	20

The Directors believe that the Company's relationship with the Group's staff is a good one. The Group's staff are not represented by any collective bargaining unit or trade union.

The Group offers a medical benefits scheme to all its employees and has adopted a mandatory provident fund scheme for its employees in Hong Kong.

The Company is not aware of any breach of the relevant laws, regulations and requirements in relation to child protection, fair labour standards, working conditions and code of conduct for the Group's employees or workers under the respective regions in which the Group carries out its business.

DIRECTORS' COMPENSATION

The aggregate amount of compensation (including fees, salaries, contribution to retirement benefits plans and other benefits) which would have been paid by the Company to the Directors during each of the three years ended 30 June, 2000, 2001 and 2002 and the ten months ended 30 April, 2003 was approximately HK$2,051,000, HK$2,361,000, HK$3,382,000 and HK$2,012,000 respectively.

The numbers of Directors whose compensation fell within the following bands are as follows:

	Year ended 30 June,			Ten months ended 30 April,	As of Listing Date
	2000	2001	2002	2003	
	Number of directors	Number of directors	Number of directors	Number of directors	Number of directors
Nil to HK$1,000,000	2	2	2	2	5
HK$1,000,001 to HK$1,500,000	1	1	—	1	1
HK$1,500,001 to HK$2,000,000	—	—	—	—	4
HK$2,000,001 to HK$2,500,000	—	—	1	—	1
HK$2,500,001 to HK$3,000,000	—	—	—	—	—
HK$3,000,001 to HK$3,500,000	—	—	—	—	1

Save as disclosed above, no other payments have been paid or are payable in respect of the three years ended 30 June, 2002 and the ten months ended 30 April, 2003 by the Company or any of its subsidiaries to the Directors.

Under the arrangements currently in force, the aggregate remuneration of the Directors payable for the year ended 30 June, 2003 is estimated to be approximately HK$2,682,000.

Under the arrangements currently proposed, conditional upon the listing of the Shares of the Company on the Stock Exchange, the annual remuneration (excluding any discretionary bonus which may be paid) payable by the Company and its subsidiaries to the directors of the Company commencing on or about the Listing Date will be as follows:

	HK$ (rounded to the nearest thousand)
Sir Gordon Ying Sheung WU	3,260,000
Mr. Eddie Ping Chang HO	2,500,000
Mr. Thomas Jefferson WU	1,906,000
Mr. Alan Chi Hung CHAN	1,906,000
Ir. Leo Kwok Kee LEUNG	1,737,000
Mr. Lijia HUANG	590,000
Mr. Cheng Hui JIA	1,012,000
Mr. Christopher Shih Ming IP	1,672,000
Mr. Kojiro NAKAHARA	100,000
Mr. Philip Tsung Cheng FEI	100,000
Mr. Lee Yick NAM	100,000
Mr. Gordon YEN	100,000

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Company has established an audit committee with written terms of reference in compliance with the code of best practice as set out in Appendix 14 of the Listing Rules. The primary duties of the audit committee are to review and supervise the financial reporting process and internal control system of the Group. The audit committee comprises three independent non-executive Directors. The members of the audit committee are Lee Yick NAM, the chairman of the committee, Philip Tsung Cheng FEI and Kojiro NAKAHARA.

GENERAL

Currently, the Hopewell Group (including the Group for this purpose) is principally engaged in the development, investment and operation of properties and toll roads, bridges and tunnels and related infrastructure projects in Hong Kong and the PRC. The Hopewell Group is a "connected person" within the meaning given under the Listing Rules in relation to the Group.

Immediately after the Offering (assuming the Warrants, Over-allotment Option and the BOC Option are not exercised), Hopewell will have an interest in approximately 75% of the issued share capital of the Company and will therefore continue to be a "connected person" in relation to the Group.

The existing connected transactions between members of the Group and members of the Hopewell Group which are exempted from disclosure and shareholders' approval under Rule 14.24 of the Listing Rules include those set out in the section headed "Connected Transactions" below. While the Company will have to comply with the Listing Rules as to connected transactions when dealing with members of the Hopewell Group, there are no arrangements in place or proposed, save as disclosed in this prospectus, which would require members of the Hopewell Group to maintain the relationship with the Group, with respect to both business and share ownership.

The management of the Company has adopted a policy that, in general, the Group will only participate in closed system expressway projects (as opposed to open system highways), unless the size of the project makes it justifiable for the Group to do otherwise or if there are other special circumstances.

Expressway/Superhighway	Open system highway
Designed for higher speed driving and faster transit from destination to destination without disruption by intersections/junctions.	Designed to facilitate access to local townships/regions along the highway.
Connection with other roads is through interchanges so that through traffic will not be disrupted. Interchanges are connections by means of ramps.	Other roads will intersect with the highway and connection with other roads is through intersections/junctions which are controlled by a roundabout or traffic light. Therefore, traffic flow will be disrupted by the intersections/junctions.
Full access control — entry and exit can only through interchanges (or established entrance/exit points).	Partial access control or no access control — vehicles can enter and exit through the intersections/junctions along the highway. Intersections/junctions are connections without entrance or exit ramps and are usually equipped with traffic lights.
The entire route is enclosed. All traffic has to access the road through controlled entrances and exits.	The route of the highway may not be enclosed. Vehicles are only charged at toll plazas and could use the highway without paying as long as no toll plazas are crossed.
Design speed of at least 100km/hour	Design speed of below 100km/hour; for Class I highways, the usual design speed is 80km/hour.
For tolled expressway, tolls are usually charged on the basis of distance travelled.	For tolled open system highways, tolls are collected at fixed toll collection points. If a vehicle enters or exits the highway without passing through a toll collection point, no toll will be payable even if part of the highway has been used.

Consequently, Shunde Roads and Shunde 105, which are not expressways, are excluded from the Group. There is no direct competition between the projects of the Group on the one part and Shunde Roads and Shunde 105 on the other as their routing and areas covered are different. Though the projects of the Group and of the Hopewell Group have common directors, Shunde Roads and Shunde 105 are separate independent projects from the projects of the Group, and Shunde Roads and Shunde 105 have been managed and operated by the Hopewell Group from completion of the Reorganisation.

Currently, the Group has no intention of acquiring Hopewell Group's interest in Shunde Roads or Shunde 105. However, it is possible that when the time is right in the future for the development of Phase 3 of the Western Delta Route, depending on the final alignment of the route, the Group may seek to acquire the 22.8 km Bigui Road section (or certain parts thereof) of Shunde Roads for the purpose of that project (the total length of Shunde Roads is 102 km and Hopewell Group's interest in Shunde Roads is 25%). Any such acquisition would be subject to compliance with all relevant provisions of the Listing Rules. It should be noted that Phases 2 and 3 of the Western Delta Route are only in the planning stage, but they will be actively pursued.

The Group has a clear business focus, distinct from that of the Hopewell Group. The Group's business focuses on the initiation, promotion, development and operation of strategically important roads, bridges and tunnels and related infrastructure projects in Guangdong Province and particularly the PRD. None of the members of the Hopewell Group is engaged in the business of PRC toll road infrastructure, except for Hopewell Group's 25% interest in a jointly-controlled entity operating Shunde Roads and 30% interest in a jointly-controlled entity operating Shunde 105, which are open system highways. Shunde Roads and Shunde 105 contributed only about 0.1% and 2.3% of Hopewell's earnings before interest and tax for the years ended 30 June, 2001 and 30 June, 2002, respectively. Accordingly, the interests in Shunde Roads and Shunde 105 do not form a major operation of the Hopewell Group and for the reasons stated above, there is a clear delineation between the businesses retained by the Hopewell Group and that of the Group. As at the date of this prospectus, the Directors believe that the Hopewell Group does not carry on any business activities that directly compete with the Group's activities.

Hopewell has given a non-compete undertaking to the Company to the effect that for so long as Hopewell is a controlling shareholder (as that term is defined in the Listing Rules) and remains the single largest shareholder of the Company, Hopewell will not (by itself or through its subsidiaries, excluding the Group) engage in investment in toll road projects (including bridges and tunnels) in the PRC save and except the following:

(1) toll road projects of which:

  (i) the Group was offered an opportunity to acquire or be involved or participate; and

  (ii) the independent non-executive directors (as such is defined in the Listing Rules) of the Company has separately reviewed and decided that the Group should decline such an opportunity to acquire or be involved or participate; or

(2) toll road projects in which the independent non-executive directors of the Company have separately reviewed and decided to invite Hopewell or its designated subsidiary to engage or participate jointly with the Group, for which such engagement or participation of the Hopewell Group is considered by the independent non-executive directors to be in the interests of general shareholders of the Company; or

(3) interests in equity securities issued by any company engaged in the business of PRC tolled road projects which are listed on a recognised stock exchange provided that the interest held directly or indirectly by the Hopewell Group represents not more than 15% of the total issued share capital of such company and the Hopewell Group does not control the board of the relevant company; or

(4) the 25% interest in a jointly-controlled entity operating Shunde Roads and 30% interest in a jointly-controlled entity operating Shunde 105 presently held by the Hopewell Group.

The Company will make an announcement in the event that the independent non-executive directors of the Company have separately reviewed and decided that the Group should decline an opportunity to acquire or be involved or participate while such opportunity is taken up by the remaining Hopewell Group.

Other than the non-compete undertaking referred to above, the Hopewell Group has not undertaken not to engage in activities competing with the Group, nor are there any contractual restrictions for it not to do so.

The Group has its own functional departments, including a project management department, an engineering department and an accounts department, all of which operate independently from the Hopewell Group. The majority of the Directors do not currently hold directorships on the board of Hopewell. Save for Sir Gordon Ying Sheung Wu, Mr. Eddie Ping Chang Ho and Mr. Thomas Jefferson Wu, the Directors do not currently have any management roles in Hopewell Group. The board of the Company also currently includes 4 independent non-executive Directors who oversee internal control and provide checks and balances over the board's decision-making on significant transactions or transactions involving a potential conflict of interests. Based on the above, the Group is able to function independently of the Hopewell Group.

Hopewell is required to comply with the "spin-off" requirements under Practice Note 15 of the Listing Rules in respect of the proposed separate listing of the Company, treating the JV Enterprises as if they were subsidiaries of Hopewell for that purpose. These include, among others, the requirement to obtain approval of shareholders of Hopewell of such separate listing (as the Group is a "major subsidiary" of Hopewell as defined under the Listing Agreement between the Stock Exchange and Hopewell (as the pre-tax trading profits of the Group represent more than 15% of those of the Hopewell Group (including the Group) and the Offering may constitute a material dilution of Hopewell's interest in the Group and, depending on the Offer Price and the expected market capitalisation of the Company, the Offering may also constitute a major transaction for Hopewell under Chapter 14 of the Listing Rules), which approval was given in the extraordinary general meeting of Hopewell held on 16 July, 2003. Hopewell has applied to the Stock Exchange for, and has been granted, a waiver from strict compliance with paragraph 3(f) of Practice Note 15 regarding the assured entitlement right of holders of Hopewell Shares to the Shares on the basis that the Warrants represent a better way of providing an equity entitlement to holders of Hopewell Shares than a conventional preferential offer.

CONNECTED TRANSACTIONS

The existing connected transactions between members of the Group and members of the Hopewell Group which are exempted from disclosure and shareholders' approval under Rule 14.24 of the Listing Rules include those set out below.

Exempted connected transactions

Exempted connected transactions under the de minimus rule

1. Lease arrangements between the Hopewell Group and the Group

(i) Rental agreement in relation to office in Hopewell Centre

HHI GS Superhighway Co, a subsidiary of the Company, has entered into a rental agreement (the "Rental Agreement") with Singway (B.V.I.) Company Limited ("Singway"), a wholly-owned subsidiary of Hopewell, pursuant to which HHI GS Superhighway Co leases an office space of approximately 2,359 square feet at Room 64-02, 64th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong (the "Property") from Singway. The Rental Agreement will continue for a term up to 30 June, 2004 and therefore, it is expected that the Rental Agreement will continue

after the completion of the Offering. The rental for the Property under the Rental Agreement is HK$35,392.50 per calendar month. In addition, HHI GS Superhighway Co is responsible for paying its portion of government rates, electricity and air-conditioning charges, which, together with the rental, totalled approximately HK$554,000 in the financial year ended 30 June, 2002.

Pursuant to the Rental Agreement, the amount payable by the Group to Singway is not expected to exceed HK$1,000,000 per annum during the term. The Directors (including independent non-executive Directors) and the Sponsor consider that the Rental Agreement is on normal commercial terms, in the ordinary and usual course of business of the Group and is fair and reasonable to the shareholders of the Company.

(ii) Leases of certain car parking spaces in Hopewell Centre

A member of the Group currently has lease arrangements with Singway for one car parking space in Hopewell Centre on a monthly basis. This arrangement is expected to continue, and the Group may have additional lease arrangements with Singway for more car parking spaces, after completion of the Offering (although no such additional leasing arrangement is currently planned). The rental currently payable for the car parking space per month is HK$5,350 and the total annual rental payable for the car parking space currently leased by the Group and those that might be leased to the Group (both from the Hopewell Group) after completion of the Offering in a financial year is expected not to exceed HK$1,000,000. The Directors (including independent non-executive Directors) and the Sponsor consider that the arrangements for the lease of the car parking space at present are, and the possible arrangements for the lease of any additional car parking spaces after completion of the Offering will be, on normal commercial terms in the ordinary and usual course of business of the Group and are fair and reasonable to the shareholders of the Company.

2. *Provision of insurance advisory services by HCNH Insurance Brokers Limited to the Group*

HCNH Insurance Brokers Limited ("HCNH") is providing, and is expected to continue to provide to the Group after completion of the Offering, insurance advisory services (the "Insurance Advisory Services"). Total fees of approximately HK$5,000 were charged by HCNH for the Insurance Advisory Services in the financial year ended 30 June, 2002 and the Group expects that the total fees payable for the Insurance Advisory Services after completion of the Offering in a financial year will not exceed HK$1,000,000. The Directors (including independent non-executive Directors) and the Sponsor consider that the provision of the Insurance Advisory Services at present is, and after completion of the Offering will be, on normal commercial terms, in the ordinary and usual course of business of the Group and is fair and reasonable to the shareholders of the Company.

As HCNH is indirectly owned as to 25% by Hopewell, HCNH is an associate of Hopewell and thus a connected person of the Company. Mr. Eddie Ping Chang Ho together with his associate beneficially owns 100% of the issued share capital of Hong Kong Insurance Agency Limited which in turn owns 50% of the issued share capital of HCNH. Therefore, the transactions between HCNH and the Group will constitute connected transactions under the Listing Rules.

3. *Sharing of administrative services with the Hopewell Group*

Certain subsidiaries of Hopewell are currently providing certain office administrative services to the Group including, for example, shared use of computer systems, personnel services, company secretarial services, interior architecture services, electrical and mechanical services, office administration services and office supplies and computer accessories procurement services

(collectively, the "Services"). The current basis for charging for the Services is that out of pocket costs are charged based on actual usage, but overhead of the department providing the service is not charged. In the financial year ended 30 June, 2002, the Group paid approximately HK$205,000 to the Hopewell Group for the Services provided. The Group estimates that the fees payable by the Group in the year ended 30 June, 2003 shall not exceed HK$200,000. This arrangement is expected to continue after completion of the Offering. After completion of the Offering the Group will pay for the Services at cost based on actual usage or share the fees and costs incurred in the provision of the Services with the Hopewell Group in proportion to its utilisation of staff time and/or other resources, as may be appropriate for the different types of Services. The Directors (including independent non-executive Directors) and the Sponsor consider that the provision of the Services after completion of the Offering will be on normal commercial terms, in the ordinary and usual course of business of the Group and is fair and reasonable to the shareholders of the Company.

Under Rule 14.24(5) of the Listing Rules, a continuing connected transaction on normal commercial terms where the annual total consideration or value is less than the higher of HK$1,000,000 or 0.03% of the net tangible assets of a listed issuer will normally be exempted from all the reporting, announcement and shareholders' approval requirements contained in Rules 14.23 to 14.32 of the Listing Rules. Since the transactions under each of the lease arrangements as mentioned in (1)(i), (1)(ii), the provision of the Insurance Advisory Services as mentioned in (2) and the provision of Services mentioned in (3) above are of a continuing and recurring nature and the annual total consideration under each of these transactions does not exceed the higher of HK$1,000,000 or 0.03% of the net tangible assets of the Group after completion of the Offering, these transactions are exempted continuing connected transactions under Rule 14.24(5). Should the amount of consideration payable by the Group in respect of any of these transactions exceed the higher of HK$1,000,000 or 0.03% of the net tangible assets of the Group in any financial year, transactions under the relevant arrangement will be subject to the applicable reporting, announcement and shareholders' approval requirements contained in Rules 14.23 to 14.32 of the Listing Rules.

SUBSTANTIAL SHAREHOLDERS

So far as the Directors are aware, immediately following the completion of the Offering, but taking no account of any Shares which may be issued pursuant to the exercise of the Over-allotment Option or upon the exercise of the subscription rights attaching to the Warrants, the following persons (not being Directors or the chief executive officer of the Company) will have a discloseable interest in 5% or more of the Shares for the purpose of Part XV of the SFO:

Name	Number of Shares	Percentage
Anber Investments Limited	2,160,000,000	75%
Delta Roads Limited[1]	2,160,000,000	75%
Dover Hills Investments Limited[2]	2,160,000,000	75%
Supreme Choice Investments Limited[3]	2,160,000,000	75%
Hopewell[4]	2,160,000,000	75%

Notes:

(1) This represents the same block of Shares shown against the name of Anber Investments Limited above. Since Anber Investments Limited is wholly-owned by Delta Roads Limited, Delta Roads Limited will be deemed to be interested in the same number of Shares to be held by Anber Investments Limited under Part XV of the SFO.

(2) As Delta Roads Limited is wholly-owned by Dover Hills Investments Limited, Dover Hills Investments Limited will be deemed to be interested in the same number of Shares which Delta Roads Limited will be deemed to be interested under Part XV of the SFO.

(3) As Dover Hills Investments Limited is wholly-owned by Supreme Choice Investments Limited, Supreme Choice Investments Limited will be deemed to be interested in the same number of Shares which Dover Hills Investments Limited will be deemed to be interested under Part XV of the SFO.

(4) As Supreme Choice Investments Limited is wholly-owned by Hopewell, Hopewell will be deemed to be interested in the same number of Shares which Supreme Choice Investments Limited will be deemed to be interested under Part XV of the SFO.

Save as disclosed herein but taking no account of any Shares which may be issued pursuant to the exercise of the Over-allotment Option or the options granted or to be granted under the Share Option Scheme or upon the exercise of the subscription rights attaching to the Warrants, the Directors are not aware of any person who will immediately following completion of the Offering be directly or indirectly interested in 5% or more of the nominal value of any class of share capital carrying the right to vote in all circumstances at general meetings of any member of the Group.

BOC OPTION

In 2000, Hopewell granted to the then Bank of China, Hong Kong Branch (now succeeded by Bank of China (Hong Kong) Limited, "BOC") an option (the "BOC Option") to purchase from Hopewell up to 5% of the issued share capital of the Company as at the Listing Date. Based on the 2,880,000,000 Shares expected to be in issue as at the Listing Date, the BOC Option will cover a total of 144,000,000 Shares held by Hopewell (or its subsidiaries). The BOC Option is exercisable at any time (and on any one or more occasions) during the period commencing on the Listing Date and ending on the date falling 36 months after such date (both dates inclusive), provided that the number of Shares to be acquired pursuant to each exercise of the BOC Option must carry an aggregate value of at least HK$10,000,000. The option exercise price is defined as "the IPO price for each Share". For these purposes, the listing of the Shares on the Stock Exchange by means of the Offering will be the "IPO". The option agreement between Hopewell and BOC contains provisions for adjustment of the option exercise price in certain circumstances including, but not limited to, changes in the capital structure of the Company, capital distributions by the Company, certain issuances of equity and convertible securities, certain grants of rights and a general right to refer the option exercise price to an independent expert. It is not currently foreseen that Hopewell will cease to become a controlling shareholder as a result of any exercise of the BOC Option.

It should be noted that Rule 10.07(1)(a) of the Listing Rules prohibits a controlling shareholder of an issuer from disposing of any shares of the issuer held beneficially by it before the listing of the issuer for a period of 6 months from the date on which dealings in the issuer's shares commence on the Stock Exchange. In the event that BOC exercises the BOC Option during such 6-month period, Hopewell will make necessary arrangements to ensure compliance with that requirement (such as procuring willing seller(s), or borrowing Shares, to sell Shares to BOC, or any other methods deemed appropriate).

		HK$
Authorised share capital:		
10,000,000,000	Shares of HK$0.10 each	1,000,000,000
Issued shares:		
2,160,000,000	Shares in issue as at the date of this prospectus	216,000,000
Shares to be issued:		
720,000,000	Shares to be issued pursuant to the Offering	72,000,000
Total:		
2,880,000,000	Shares	288,000,000
Warrants to be issued:		
87,533,990	Estimated number of Warrants to be issued by way of Assured Entitlement Rights	

Notes:

(1) Assumption

The above table assumes that the Offering becomes unconditional but does not take into account exercise of the Over-allotment Option or any Shares which may be required to be issued on exercise of any of the Warrants. It also takes no account of any Shares which may be issued pursuant to the exercise of options granted under the Share Option Scheme or the general mandate referred to in Note 5 below or which may be repurchased by the Company under the mandate referred to in Note 6 below.

If the Over-allotment Option is exercised, the Company will have approximately 2,988,000,000 Shares in issue immediately after completion of the Offering.

(2) Ranking

The Shares to be issued will rank equally with all Shares currently in issue or to be issued, in particular, will rank in full for all dividends or other distributions declared, made or paid on the Shares in respect of a record date which falls after the date of this prospectus.

(3) Share Option Scheme

The Company has conditionally adopted the Share Option Scheme, brief details of which are set out under the paragraph "Share Option Scheme" in Appendix IX. Under the Share Option Scheme, staff and directors of the Group, among others, may be granted options which entitle them to subscribe for Shares representing up to a maximum of 10% of the total number of Shares in issue immediately following completion of the Offering.

(4) Warrants

Each Warrant confers the right to subscribe an amount equivalent to the Offer Price for Shares at an initial subscription price equivalent to the Offer Price (subject to adjustment).

(5) General mandate to issue Shares

The Directors have been granted a general unconditional mandate to allot, issue and deal with otherwise than by way of rights, scrip dividend schemes or similar arrangements, Shares with a total nominal value of not more than 20% of the aggregate nominal value of the share capital of the Company in issue and to be issued in the manner referred to in this prospectus (including Shares which may be issued upon the exercise of the Over-allotment Option).

The Directors may, in addition to Shares which they are authorised to issue under the mandate, allot, issue and deal with Shares under a rights issue, scrip dividend scheme or similar arrangement or Shares to be issued upon the exercise of options granted under the Share Option Scheme.

The mandate will remain in effect until:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law or the articles of association of the Company to be held; or

(iii) varied or revoked by an ordinary resolution of the shareholders in general meeting,

whichever occurs first.

For further details of this general mandate, please refer to the paragraph headed "Written resolutions of the sole Shareholder passed on 16 July, 2003" in Appendix IX.

(6) General mandate to repurchase Shares and warrants

The Directors have also been given a general unconditional mandate to exercise all powers of the Company to repurchase Shares and warrants which carry rights to subscribe for Shares with a total nominal value not exceeding 10% of (a) in the case of Shares, the aggregate total nominal value of the share capital of the Company in issue immediately following the completion of the Offering (including Shares which may be issued upon the exercise of the Over-allotment Option); and (b) in the case of warrants, the warrants in issue immediately following completion of the Offering.

This mandate only relates to repurchases made on the Stock Exchange, or on any other stock exchange on which the Shares and warrants are listed (and which is reorganised by the SFC and the Stock Exchange for this purpose), and which are in accordance with all applicable laws and the requirements of the Listing Rules. A summary of the relevant Listing Rules is set out in the sub-paragraph headed "Repurchase by the Company of its own securities" in Appendix IX.

This mandate will remain in effect until:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law or the articles of association of the Company to be held; or

(iii) varied or revoked by an ordinary resolution of the shareholders in general meeting,

whichever occurs first.

SELECTED FINANCIAL AND OPERATING INFORMATION

Prospective investors should read the selected combined financial and operating information set out below in conjunction with the Accountants' Report contained in Appendix I. The fiscal year of the Company ends on 30 June while the fiscal years of the JV Enterprises end on 31 December. In preparing the combined financial information for the Group, monthly financial data for each of the JV Enterprises were aggregated to reflect a fiscal year ended 30 June. Financial data not originally stated in IFRS were converted to IFRS and further adjustments were made for proportionate consolidation under IFRS. The basis of preparation is set out in Note 1 to Section A (Financial Information) of the Accountants' Report in Appendix I.

The following tables present selected combined income statement data, combined balance sheet data and combined cash flow data from the audited combined financial information with respect to the Group for each of the three years ended and as of 30 June, 2000, 2001 and 2002 and the ten months ended and as of 30 April, 2003 as set out in the Accountants' Report; and the unaudited combined financial information with respect to the Group for the ten months ended 30 April, 2002. Such unaudited combined financial information based on unaudited management accounts of the Group is presented for comparison purpose only.

Income Statement Data

	Year ended 30 June,			Ten months ended 30 April,	
	2000	2001	2002	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000 (unaudited)	HK$'000
Turnover[1]	769,607	859,793	918,450	765,653	861,183
Toll operating expenses	(76,112)	(85,128)	(77,549)	(64,624)	(77,004)
Other operating income	267,441	323,822	151,639	126,391	53,529
Other operating expenses	(144,755)	(165,993)	(211,127)	(175,939)	(210,035)
Profit from operations	816,181	932,494	781,413	651,481	627,673
Finance costs	(267,683)	(303,643)	(220,635)	(183,862)	(167,685)
Profit before tax	548,498	628,851	560,778	467,619	459,988
Income tax expense	(24,700)	(25,798)	(19,298)	(16,082)	(16,420)
Profit after tax	523,798	603,053	541,480	451,537	443,568
Minority interest	(4,849)	(2,431)	(9,051)	(7,543)	(9,869)
Profit for the year/period	518,949	600,622	532,429	443,994	433,699
Dividends	—	—	2,200,000	2,200,000	—
Earnings per shares — basic[2]	HK$0.24	HK$0.28	HK$0.25	HK$0.21	HK$0.20

Notes:

(1) Turnover represents toll receipts, net of business tax.

(2) Calculation of the basic earnings per share for each of the periods is based on the profit for the respective period and on 2,160,000,000 ordinary shares deemed outstanding during each period.

Balance Sheet Data

	As at 30 June,			As at 30 April,	
	2000	2001	2002	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000 (unaudited)	HK$'000
ASSETS					
Non-current assets					
Toll road projects under development and loans to jointly controlled entities	5,320,871	4,712,508	1,639,721	1,767,851	1,161,353
Other non-current assets	11,239,254	11,232,861	11,033,008	11,101,853	10,899,166
Total non-current assets	16,560,125	15,945,369	12,672,729	12,869,704	12,060,519
Current assets					
Other current assets	579,325	44,877	162,097	253,558	126,930
Bank balances and cash	259,232	512,749	97,819	180,885	291,063
Total current assets	838,557	557,626	259,916	434,443	417,993
TOTAL ASSETS	17,398,682	16,502,995	12,932,645	13,304,147	12,478,512
EQUITY AND LIABILITIES					
Capital and reserves					
Share capital	312	312	312	312	312
Reserves	1,888,301	2,489,536	820,788	733,465	1,246,600
Total capital and reserves	1,888,613	2,489,848	821,100	733,777	1,246,912
Minority interests	7,250	9,681	18,732	17,224	28,601
Non-current liabilities					
Long-term borrowings, non-current portion	13,319,108	12,934,315	11,628,851	11,984,985	10,556,280
Deferred tax liabilities	47,500	73,000	91,900	89,082	108,070
Other non-current liabilities	22,235	38,991	18,163	17,971	—
Total non-current liabilities	13,388,843	13,046,306	11,738,914	12,092,038	10,664,350
Current liabilities					
Loans payable, current portion	1,881,133	787,263	253,857	340,365	376,197
Other current liabilities	232,843	169,897	100,042	120,743	162,452
Total current liabilities	2,113,976	957,160	353,899	461,108	538,649
TOTAL EQUITY AND LIABILITIES	17,398,682	16,502,995	12,932,645	13,304,147	12,478,512

Cash Flow Data

	Year ended 30 June,			Ten months ended 30 April,	
	2000	2001	2002	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000 (unaudited)	HK$'000
Cash flows from operating activities					
Cash generated from operations	590,031	676,791	702,462	550,706	843,973
Interest received	6,907	14,395	5,467	4,100	4,212
Income taxes paid	—	(298)	(398)	—	(250)
Net cash from operating activities	596,938	690,888	707,531	554,806	847,935
Cash flows from investing activities					
Investment in toll road projects and addition of loans to jointly controlled entities	(337,650)	(22,495)	(1,179)	—	—
Repayment of toll road project under development and loans to jointly controlled entities	485,912	1,436,665	3,171,253	3,123,107	491,842
Purchases of property and equipment, net of proceeds on disposal	(493,801)	(95,963)	7,380	(3,080)	(60,157)
Net cash (used in)/from investing activities	(345,539)	1,318,207	3,177,454	3,120,027	431,685
Cash flows from financing activities					
Interest paid	(148,431)	(205,292)	(293,876)	(241,595)	(137,065)
Increase in loans payable	1,448,888	1,454,803	3,296,710	3,296,710	—
Repayment of loans payable	(1,343,480)	(3,003,235)	(7,307,472)	(7,061,746)	(950,476)
Net cash used in financing activities	(43,023)	(1,753,724)	(4,304,638)	(4,006,631)	(1,087,541)
Net increase/(decrease) in cash and cash equivalents	208,376	255,371	(419,653)	(331,798)	192,079
Cash and cash equivalents at the beginning of the year/period	75,976	259,232	512,749	512,749	97,819
Effect of foreign exchange adjustments	(25,120)	(1,854)	4,723	(66)	1,165
Cash and cash equivalents at the end of the year/period	259,232	512,749	97,819	180,885	291,063

According to paragraphs 27 and 31 of the Third Schedule of the Companies Ordinance and rule 4.04 of the Listing Rules, the Company is required to include its financial results for each of the three financial years immediately preceding the issue of this prospectus. The SFC and the Stock Exchange have granted waivers in relation to these two requirements, respectively. Instead, results for the three years ended 30 June, 2002 and the ten months ended 30 April, 2003 have been included in the Accountants' Report in Appendix I. The Directors confirm that sufficient due diligence has been conducted to ensure that there has been no material adverse change in the financial or trading position of the Group since 30 April, 2003 and up to the date of this prospectus and that there has been no event since 30 April, 2003 which would materially affect the information shown in the Accountants' Report.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Prospective investors should read the following discussion and analysis of the financial condition and results of operations in conjunction with the Accountants' Report in Appendix I. The Accountants' Report has been prepared in accordance with IFRS which differs in certain material respects from HK GAAP and US GAAP. See "Summary of Principal Differences between IFRS, HK GAAP and US GAAP" in Appendix II. The Accountants' Report and the discussion and analysis below assume that the Company's current structure had been in existence throughout the relevant periods. The fiscal year of the Company ends on 30 June while the fiscal years of the JV Enterprises end on 31 December. In preparing the combined financial information for the Group, monthly financial data for each of the JV Enterprises were aggregated to reflect a fiscal year ended 30 June. Financial data not originally stated in IFRS were converted to IFRS and further adjustments were made for proportionate consolidation under IFRS. For further information, see Notes 1 and 2 to Section A (Financial Information) in the Accountants' Report in Appendix I.

Basis of Presentation

The combined income statements, combined statements of changes in equity and combined cash flow statements of the companies now comprising the Group have been prepared as if the current group structure had been in existence throughout the Track Record Period, or since their respective date of incorporation or establishment, where this is a shorter period. The combined balance sheets of the Group as at 30 June, 2000, 2001 and 2002 and 30 April, 2002 and 2003 have been prepared to present the assets and liabilities of the companies now comprising the Group as at such respective dates, as if the current group structure had been in existence as at those dates.

As indicated in this prospectus, the Company prepares its accounts according to IFRS and the Group's interests in the JV Enterprises are accounted for on a proportionate consolidation basis in accordance with IFRS. Hopewell, as a company incorporated in Hong Kong, prepares its consolidated accounts according to HK GAAP and according to the Companies Ordinance. The Companies Ordinance does not permit the proportionate consolidation basis of accounting for the JV Enterprises because the JV Enterprises are not, and have never been, subsidiaries of Hopewell for the purposes of the Companies Ordinance.

Overview of Operations

Pre-operation Projects

Projects are divided into two phases, the construction (or "pre-operation") phase and the operational phase following the completion of construction. In the pre-operation phase of a project, interest expense attributable to the project and incurred by the Group and the JV Enterprises is capitalized. Upon commencement of a project's operations, the Group and the JV Enterprises treat interest income as earned and interest expense as incurred.

The Group and the Phase 1 West PRC Partner are currently in the process of establishing the Phase 1 West JV to develop the Phase 1 West Project which is in the pre-operation phase. The Phase 1 West JV Contract will provide for the Group to share 50% of the Phase 1 West JV's net operating income.

Operational Projects

The Group holds interests in two operating projects through two JV Enterprises: the GS Superhighway JV and the Ring Road JV. A substantial portion of the Group's combined income is derived from its share of results of these JV Enterprises. The JV Enterprises are not considered subsidiaries of the Company and the Company's interests in the JV Enterprises are accounted for on a proportionate consolidation basis in accordance with IFRS.

The respective contributions to the Group's combined results during the Track Record Period was:

	Year ended 30 June,			Ten months ended 30 April,
	2000	2001	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000
Turnover				
- GS Superhighway	721,755	789,668	846,933	789,569
- Guangzhou E-S-W Ring Road	47,852	70,125	71,517	71,614
	769,607	859,793	918,450	861,183
Net profit				
- GS Superhighway	161,473	211,522	442,767	466,672
- Guangzhou E-S-W Ring Road	12,032	29,022	24,429	34,609
	173,505	240,544	467,196	501,281

The Group's proportionate share of the income and expenses of each of these JV Enterprises (based on contractually determined ratios) are included in the combined income statement on a line-by-line basis. Pursuant to schedules established by the relevant JV Contracts, the Group's proportionate share of profits of the GS Superhighway JV steps down from 50% to 48% on 1 July, 2007 and to 45% on 1 July, 2017. The Group's share of net cash flow of the Ring Road JV reduces from 45% to 37.5% on 1 January, 2012 and to 32.5% on 1 January, 2022.

Distributions of profit are subject to approval by the board of directors of the respective JV Enterprises. Covenants pursuant to bank loans of GS Superhighway JV require it to maintain RMB50.0 million in its bank account and to obtain prior approval from the bank's agent before making any distributions. Subject to these conditions, the GS Superhighway JV is permitted to distribute 80% of its remaining cash balance as dividends twice a year. There are no restrictions on distribution of net operating surplus under the bank loan agreement of the Ring Road JV provided it meets its immediate debt service obligations. Subject to the repayment of outstanding bank loans of the GS Superhighway JV, the Group will be entitled to the repayment of its registered capital. In the case of the Ring Road JV, subject to the repayment of its shareholder loans, the Group is also entitled to the repayment of its portion of the registered capital of the Ring Road JV.

Results of Operations of the JV Enterprises

Results of operations of the JV Enterprises are affected by:

- traffic volume and therefore other factors which may influence traffic;
- types of vehicle;
- length of expressway travelled;
- level of toll rates;
- operating expenses;
- capital expenditures;

- general and administrative expenses;
- taxation;
- financing costs; and
- depreciation and amortisation of assets including goodwill.

Since the substantial majority of the JV Enterprises' revenues is derived from toll receipts, the revenues of the JV Enterprises are closely related to traffic flow, types of vehicle, level of toll rates and the distance vehicles travel. Other operating income includes rental income, billboard advertising income, income from auxiliary services, other interest income and exchange rate gains or losses on their loans denominated in U.S. dollars or Hong Kong dollars.

Operating expenses include routine maintenance and improvement of the roads, and depreciation expenses associated with assets other than the roads. General and administrative expenses consist primarily of personnel, management and administration expenses.

Project costs, including additional investments and cost over-runs, if any, are depreciated over the concession period of the Project - typically 30 years. In the past, the concession period for each Project commenced upon the beginning of operations of such Project; however, the current practice is for the concession period for pre-operation and future projects to commence upon the issuance of the business licence for such project.

Finance costs include interest on certain shareholder loans, registered capital, bank financings and other loans.

Minority Interest

A minority party holds 2.5% of Kingnice Limited, which is the parent of HHI GS Superhighway Co. The minority party is entitled to the equivalent of 1%, to be reduced to 0.75% after the tenth year of the concession period, of the total dividends distributed by the GS Superhighway JV less the general and administrative expenses of the HHI GS Superhighway Co and Kingnice Limited.

Foreign Currency Effects

All of the revenues of the JV Enterprises are collected in RMB. Any devaluation of the RMB would adversely affect the value of the JV Enterprises' revenues and earnings in foreign currency terms. Devaluation of the RMB relative to the U.S. dollar and/or Hong Kong dollar could increase the portion of the cash flow of the JV Enterprises and the Group respectively which is required to satisfy obligations denominated in those currencies.

Taxation

The effective tax rates of the Group for each of the three years ended 30 June, 2000, 2001 and 2002 and for the ten months ended 30 April, 2003 were 4.5%, 4.1%, 3.4% and 3.6%, respectively. The income tax expenses of the Group mainly represent its proportionate share of the deferred tax provision for PRC income tax of the JV Enterprises. The statutory PRC income tax rate is 33%. Due to the fact that the JV Enterprises are entitled to certain exemptions and reliefs, for PRC income tax, the effective tax rate of the Group is much lower than the statutory tax rates.

All JV Enterprises are currently subject to a 5% business tax on total toll receipts and certain other income. Foreign enterprise income tax rate applicable to the GS Superhighway JV and the Ring Road JV is 15%. However, pursuant to an approval by the Guangdong Tax Bureau, the GS Superhighway JV is exempt from such tax for the first five years beginning with its first profit-making year and will pay a rate of 7.5% for the following five years, as computed under PRC accounting standards and tax regulations. Thereafter, the foreign enterprise income tax rate applicable to the GS Superhighway JV

reverts to 15%. It was exempt from the 5% business tax for five years beginning in July 1994 and the Guangdong Provincial Government has approved the refund of such business tax paid by the GS Superhighway JV up to December 1999. The GS Superhighway JV is also exempt from paying a local income tax of 3% for ten years beginning with its first profit-making year.

Under the existing PRC tax laws and regulations, the Ring Road JV is entitled to enjoy, subject to approval from the relevant governmental authority, a two year exemption from, to be followed by a three year 50% reduction in the rate of, foreign enterprise income tax for income arising from the operation of toll roads commencing from the first profit-making year, as computed under PRC accounting standards and tax regulations. In addition, the Ring Road JV has obtained an approval from the Guangzhou Municipal Government which grants a more preferential tax treatment in the form of a five year exemption from, to be followed by a five year 50% reduction in the rate of, foreign enterprise income tax, commencing from the first profit-making year. However, pursuant to current PRC tax laws and regulations, the Ring Road JV is required to obtain an approval from the State Tax Bureau to be entitled to the more preferential tax treatment granted by the Guangzhou Municipal Government. The Ring Road JV intends to apply for such approval in due course. The Ring Road JV is also exempt from paying a local income tax of 3% for ten years beginning with its first profit-making year. Notwithstanding the above, according to tax regulations in Guangdong, the period of exemption and reduction from paying local income tax will be equal to the final approved period of exemption granted to the Ring Road JV in respect of paying foreign enterprise income tax. The Ring Road JV is required to pay business tax (currently set at a rate of 5%) on its toll receipts. See "Taxation" in relation to each Project in "The Road Projects".

PRC Government Policies

The Company is aware of proposals by the Guangdong Provincial Government to unify toll rate multipliers, as well as to implement changes to toll collection arrangements in Guangdong Province. If these proposals are adopted, the Group's revenue and earnings with respect to Phase 1 West and future projects may be adversely affected. See "Risk Factors — Risks Relating to PRC Toll Road Sector".

Critical Accounting Policies

The discussion and analysis of the Group's financial condition and results of operations are based on its audited combined financial statements prepared in accordance with IFRS. The Group's reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the Group's combined financial statements. The management bases its assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not apparent from other sources. The management evaluates its estimates on an on-going basis. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the Group's combined financial information. The Group's significant accounting policies are set forth in detail in Note 2 to the financial information in the Accountants' Report in Appendix I. The management believes the following critical accounting policies, among others, involve the most significant judgements and estimates used in the preparation of the Group's combined financial information.

Accounting for Interests in Jointly Controlled Entities

A jointly controlled entity is a joint venture in which the Group, together with other venturers, undertakes an economic activity which is subject to joint control and in which none of the venturers has unilateral control over the economic activity. All major business and policy decisions are made with mutual consent. The Group accounts for its interests in the jointly controlled entities using proportionate

consolidation in accordance with IFRS. Accordingly, the Group includes its share of the jointly controlled entities' income and expenses, assets and liabilities, and cash flows in the relevant components of its combined financial statements on a line-by-line basis. Balances and transactions between the Group and its jointly controlled entities are eliminated to the extent of the Group's attributable share of the corresponding balances and transactions accounted for by the jointly controlled entities. The remaining portion of the balances and transactions, accounted for by the Group but not eliminated on proportionate consolidation, will be reflected appropriately in the combined financial statements. To the extent that the cost of investment of the Group in the jointly controlled entities exceeds the Group's attributable share of the value of the identifiable assets and liabilities, it is carried as additional investment cost in jointly controlled entities.

Impairment

The carrying value of the Group's assets, including property and equipment as well as additional investment cost in jointly controlled entities, are reviewed at each balance sheet date to determine whether there is any indication that those assets have suffered an impairment loss. The Group considers both the external and internal factors which may affect the business, technological or legal environment in which the Group and its jointly controlled entities operate and the economic performance of assets. Any events and changes in circumstances that indicate the recorded carrying amounts may not be recoverable signal impairment of such assets. If, in the judgement of the Directors, any such indication exists, the recoverable amounts of the assets are estimated and the impairment losses, which represent the difference between the carrying amounts of the assets and their recoverable amounts, are recognised as an expense immediately.

The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the assets are discounted to their present value, which requires significant judgment in terms of projection of cash flows for future periods, the assumption on the pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset. Where an impairment loss is subsequently reversed, the carrying amount of the asset is increased to the revised estimate of its recoverable amount not to exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately. For the accounting periods presented in the Accountants' Report in Appendix I, no impairment losses were recognised or reversed in the Group's combined income statement.

Depreciation of Toll Roads

The book value of the expressways of the Group's jointly controlled entities is depreciated based on the ratio of their actual traffic volume compared to the total expected traffic volume of the toll-expressways over the remaining operating period of the respective jointly controlled entities. The management of the Group reviews the expected traffic volume of the toll roads at each balance sheet date in order to determine the amount of depreciation expense to be recognised throughout the remaining operating period. The accounting policy of the Group for depreciation of toll roads is by reference to traffic projection reports prepared by independent traffic consultants which will be conducted on a regular basis going forward. Traffic volume is affected by availability, quality, proximity and toll rate differentials of alternative roads, as well as connection with other feeder roads and overall economic growth of the relevant regions. Any material deviation in the above factors from the management's or the independent traffic consultants' assumptions could affect the depreciation. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Amortisation of additional investment cost in jointly controlled entities

The Group has incurred additional development expenditure for the construction and development of the toll-expressways operated by the jointly controlled entities which were not accounted for by those entities. On proportionate consolidation, a portion of such costs, calculated based on the Group's interest in the relevant jointly controlled entities, is included in costs of toll-expressways. The remainder of such costs are carried as additional investment cost in jointly controlled entities and are amortised on the same basis as that adopted by the relevant jointly controlled entities in depreciating their toll-expressways.

Deferred Taxation

The Group recognises deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Group's jointly controlled entities have been granted exemptions and reductions for income tax in respect of certain years starting from the first taxable profit making year. The first taxable profit making year is determined after deducting available tax losses brought forward. Pursuant to the income tax law of the PRC, tax losses can be carried forward to offset future taxable profit over five years. Deferred tax provisions in respect of the temporary difference between the depreciation allowance for tax computation and the depreciation charge for financial accounting are calculated at the tax rates that are expected to be applied to the period when the liability is settled. Deferred tax assets in respect of the available tax losses are recognised to the extent that it is probable that future taxable profits will be available against which deductible temporary differences can be utilised. The Group reviews the profit forecast of the jointly controlled entities at each balance sheet date in order to assess the expected timing of crystallization or realisation of the existing temporary differences. Any significant change between the actual performance of the operation and the previous forecast will cause changes in the tax status of the jointly controlled entities which in turn will affect the computation of deferred taxation.

Results of Operations for the Years Ended 30 June, 2000, 2001, 2002 and the Ten Months Ended 30 April, 2002 and 2003

Ten Months Ended 30 April, 2003 Compared to Ten Months Ended 30 April, 2002[1]

Toll receipts increased by HK$95.5 million, or 12.5% from HK$765.7 million in the ten months ended 30 April, 2002 to HK$861.2 million in the ten months ended 30 April, 2003 mainly as a result of increased traffic flow on the Group's expressways. Increase in the toll receipts of the GS Superhighway JV contributed HK$82.6 million or 86.5% and increase in the toll receipts of the Ring Road JV contributed HK$12.9 million or 13.5% to the overall increase. Other operating income decreased by 57.7% from HK$126.4 million in the ten months ended 30 April, 2002 to HK$53.5 million in the ten months ended 30 April, 2003. A large percentage of the Group's other operating income in the ten months ended 30 April, 2002 was derived from interest income from the Group's loans to the GS Superhighway JV and returns on registered capital of the GS Superhighway JV. Interest income from shareholder loans to the GS Superhighway JV decreased significantly in the corresponding period in 2003 because the shareholder loan was fully repaid. Overall revenue increased 2.5% from HK$892.0 million to HK$914.7 million.

Operating expenses excluding depreciation and amortisation increased by 21.0% from HK$106.5 million in the ten months ended 30 April, 2002 to HK$128.9 million for the corresponding period in 2003 primarily due to an increase in ticket printing charges and repair and maintenance expenses mainly as a result of increased traffic flow on the Group's expressways. Depreciation and amortisation of

Note:

(1) Combined financial information based on unaudited management accounts of the Group for the ten months ended 30 April, 2002 is presented for comparison purpose only.

additional investment cost in the ten months ended 30 April, 2003 increased by 17.9% from HK$134.1 million to HK$158.1 million due to higher actual traffic volume on the Group's expressways and the revision of the traffic flow projection of the Group's expressways over the remaining joint venture period. General and administrative expenses increased by 23.9% from HK$41.9 million to HK$51.9 million during this period primarily as a result of increased legal and professional fees.

Finance costs in the ten months ended 30 April, 2003 decreased 8.8% from HK$183.9 million to HK$167.7 million due to the reduction of interest rate from refinancing of the shareholder loan to the GS Superhighway JV. The Group's proportionate share of net profit from the JV Enterprises increased by HK$158.4 million, or 46.2% from HK$342.9 million in the ten months ended 30 April, 2002 to HK$501.3 million in the ten months ended 30 April, 2003 due to increase in toll receipts. Increase in the net profits of the GS Superhighway JV and the Ring Road JV contributed HK$139.9 million and HK$18.5 million, respectively. The Group's effective tax rate increased from 3.4% to 3.6% in the ten months ended 30 April, 2003. Income tax expenses increased by 1.9% from HK$16.1 million in the ten months ended 30 April, 2002 to HK$16.4 million in the ten months ended 30 April, 2003. Profit after minority interest decreased 2.3% from HK$444.0 million for the ten months ended 30 April, 2002 to HK$433.7 million for the ten months ended 30 April, 2003. Net profit margin decreased from 58.0% to 50.4% despite the increase in toll receipts in the ten months ended 30 April, 2003 mainly due to the decrease in other operating income and the increase in operating expenses.

Year Ended 30 June, 2002 Compared to Year Ended 30 June, 2001

Toll receipts increased by HK$58.7 million, or 6.8% from HK$859.8 million in fiscal year 2001 to HK$918.5 million in fiscal year 2002 mainly as a result of greater traffic flow on the GS Superhighway. The increase in toll receipts of the GS Superhighway JV contributed HK$57.3 million, or 97.6% and the increase in toll receipts of the Ring Road JV contributed HK$1.4 million or 2.4% to the overall increase. However, other operating income fell, largely due to reduction of interest income following the GS Superhighway JV's full repayment of its shareholder loan from the Group. As a result, overall revenue decreased by 9.6% from HK$1,183.6 million in fiscal year 2001 to HK$1,070.1 million in fiscal year 2002.

In fiscal year 2002, operating expenses excluding depreciation and amortisation decreased slightly by 3.5% from HK$132.4 million in fiscal year 2001 to HK$127.8 million due to a decrease in repair and maintenance cost. Depreciation and amortisation of additional investment cost increased by 35.6% from HK$118.7 million to HK$160.9 million due to higher actual traffic volume on the Group's expressways and the revision of the traffic flow projection of the Group's expressways over the remaining joint venture period. General and administrative expenses increased by 6.1% from HK$47.3 million to HK$50.2 million during the same period due to increased legal and professional fees relating to tax advice on application for exemption from withholding tax on interest paid to the Group and the completion bonus paid to the contractor of the Ring Road JV.

Refinancing of certain of the JV Enterprises' loans resulted in lower interest expenses and finance costs decreased 27.3% from HK$303.6 million to HK$220.6 million. The Group's proportionate share of net profit from the JV Enterprises increased by HK$226.7 million, or 94.3% from HK$240.5 million in fiscal year 2001 to HK$467.2 million in fiscal year 2002 mainly due to an increase in traffic flow on the Group's expressways and the refinancing of GS Superhighway JV's shareholder loan which reduced financing costs. The net profit of the GS Superhighway JV increased by HK$231.2 million while the net profit of the Ring Road JV decreased by HK$4.5 million. The Group's effective tax rate decreased from 4.1% to 3.4% in fiscal year 2002. Income tax expenses decreased by 25.2% from HK$25.8 million to

HK$19.3 million mainly because the Ring Road JV incurred greater tax losses. Overall profit after taxation decreased by 10.2% from HK$603.1 million to HK$541.5 million. After taking into account minority interest, the Group's profit decreased 11.4% from HK$600.6 million for fiscal year 2001 to HK$532.4 million in fiscal year 2002. Net profit margin decreased from 69.9% to 58.0% in fiscal year 2002 mainly as a result of the decrease in other operating income and the increase in other operating expenses.

Year Ended 30 June, 2001 Compared to Year Ended 30 June, 2000

Toll receipts increased by HK$90.2 million, or 11.7% from HK$769.6 million to HK$859.8 million principally because operation of the entire Guangzhou E-S-W Ring Road commenced in June 2000. The increase in the toll receipts of the GS Superhighway JV contributed HK$67.9 million, or 75.3% and the increase in the toll receipts for the Ring Road JV contributed HK$22.3 million, or 24.7% to the overall increase in fiscal year 2001. Other operating income increased 21.1% from HK$267.4 million in fiscal year 2000 to HK$323.8 million in fiscal year 2001 primarily due to higher interest income from the Group's loans to the GS Superhighway JV. Interest income accrued and compounded during fiscal years 2000 and 2001 on these loans because payment of interest was restricted until the full repayment of the Original Syndicated Facility (see "The Road Projects — The Guangzhou-Shenzhen Superhighway — Financing"), which occurred in fiscal year 2001. Overall revenues increased by 14.1% from HK$1,037.0 million to HK$1,183.6 million.

Operating expenses excluding depreciation and amortisation increased 16.3% from HK$113.8 million to HK$132.4 million primarily due to repairs and maintenance of the roads, increased staff costs and increased ticket printing charges as a result of the increase in traffic flow on the GS Superhighway and the Guangzhou E-S-W Ring Road becoming fully operational. In fiscal year 2001, depreciation and amortisation of additional investment cost rose by approximately 10.9% from HK$107.0 million to HK$118.7 million due to higher actual traffic volume on the Group's expressways and the revision of the traffic flow projection of the Groups expressways over the remaining joint venture period. General and administrative expenses increased by 25.5% from HK$37.7 million to HK$47.3 million mainly due to the payment of management fee to the Group and the GS Superhighway PRC Partner.

Aggregate finance costs for the Group increased 13.4% as significant decrease in financing costs for the GS Superhighway JV was offset by an increase in costs relating to the Ring Road JV's new project finance facilities. The Group's proportionate share of the JV Enterprises' net profit increased by HK$67.0 million, or 38.6% from HK$173.5 million in fiscal year 2000 to HK$240.5 million in fiscal year 2001 principally because of the increase in traffic flow on the GS Superhighway and the Guangzhou E-S-W Ring Road becoming fully operational. Increase in the net profits of the GS Superhighway JV and the Ring Road JV contributed HK$50.0 million and HK$17.0 million, respectively. The Group's effective tax rate decreased from 4.5% in fiscal year 2000 to 4.1% in fiscal year 2001. Income tax expenses increased from HK$24.7 million to HK$25.8 million. Overall profit after taxation increased 15.1% from HK$523.8 million to HK$603.1 million. Profit after minority interest increased by 15.7% from HK$518.9 million in fiscal year 2000 to HK$600.6 million in fiscal year 2001. Net profit margin increased from 67.4% to 69.9% in fiscal year 2001 because increase in toll receipts and other operating income offset higher operating expenses and finance costs.

Liquidity and Capital Resources

The Group and the JV Enterprises finance their working capital requirements primarily through funds generated from operations, shareholder loans and bank financing. The Group had combined cash and cash equivalents of HK$259.2 million, HK$512.7 million and HK$97.8 million as of 30 June, 2000, 2001 and 2002, respectively and HK$180.9 million and HK$291.1 million as of 30 April, 2002 and 2003 respectively. The following is a summary of the Group's combined cash flow data for the periods indicated:

	Year ended 30 June,			Ten months ended 30 April,	
	2000	2001	2002	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000 (unaudited)	HK$'000
Cash inflow/(outflow) from:					
Operating activities	596,938	690,888	707,531	554,806	847,935
Investing activities	(345,539)	1,318,207	3,177,454	3,120,027	431,685
Financing activities	(43,023)	(1,753,724)	(4,304,638)	(4,006,631)	(1,087,541)
Net cash inflow/(outflow) in cash and cash equivalents	208,376	255,371	(419,653)	(331,798)	192,079

Net cash inflow in fiscal year 2000 totaled HK$208.4 million. Net cash inflow from operating activities totaled HK$596.9 million. The Group's portion of purchases of property and equipment of HK$493.8 million and additional shareholder loans to the Ring Road JV of approximately HK$158.6 million reflect construction costs for the Guangzhou E-S-W Ring Road which contributed to net cash outflow of HK$345.5 million from investing activities in fiscal year 2000. Net cash outflow of HK$43.0 million from financing activities was mainly the result of repayment of part of the Original Syndicated Facility on-lent to the GS Superhighway JV.

Net cash inflow increased by HK$47.0 million or 22.6% to HK$255.4 million between fiscal year 2000 and fiscal year 2001. In fiscal year 2001, net cash inflow was mainly affected by the refinancing of the Original Syndicated Facility on-lent to the GS Superhighway JV. The GS Superhighway JV borrowed new bank loans and used the proceeds, together with a portion of its cash generated from operations, to repay the outstanding amount of HK$2,871.6 million of the Original Syndicated Facility. After eliminating a certain portion of the repayments to reflect intercompany transactions, this refinancing increased repayments of loans to jointly controlled entities to HK$1,436.7 million which contributed to net cash inflow HK$1,318.2 million from investing activities. The refinancing also contributed to the net cash outflow of HK$1,753.7 million from financing activities by increasing repayments of bank and other loans to HK$2,998.6 million. This was partially offset by the HK$1,283.2 million in net new bank and other loans (after eliminating a certain portion of the loans to reflect intercompany transactions).

Net cash outflow for fiscal year 2002 totaled HK$419.7 million. Net cash inflow from operating activities totaled HK$707.5 million for the period. Both the GS Superhighway JV and the Ring Road JV refinanced their shareholder loans in fiscal year 2002, significantly affecting cash flow from investing and financing activities. The refinancings resulted in net repayments of loans to jointly controlled entities totaling HK$3,171.3 million (after eliminating a certain portion of the loans to reflect intercompany transactions) and contributed to net cash flow of HK$3,177.5 million from investing activities for the period. Net cash outflow of HK$4,304.6 million from financing activities was principally the result of HK$3,296.7 million in new bank and other loans, HK$1,295.9 million in repayments of bank and other loans and HK$5,868.5 million in repayment of a portion of the intercompany loans borrowed from the Hopewell Group.

In the ten months ended 30 April, 2003 net cash inflow totaled HK$192.1 million. Net cash from operations increased to HK$847.9 million, benefiting from approximately HK$91.6 million in a refund of a tax deposit paid to the PRC tax authorities. The sale of unused land back to the appropriate municipal government for approximately HK$271.0 million and the repayment of the Group's shareholder loans of approximately HK$220.9 million (after eliminating portions to reflect intercompany transactions) contributed to net cash inflow of HK$431.7 million from investing activities. The absence of new loans and continued repayments of outstanding loans led to a net cash outflow of HK$1,087.5 million from financing activities.

Project Investments and Capital Expenditures

The committed project investments and capital expenditures of the Group, and the Group's proportionate share of those of the JV Enterprises, as of 31 May, 2003 are set forth as follows:

- The committed project investment of the Group consisted of RMB294 million already contributed to a subsidiary to fund in full of its portion of the registered capital of Phase 1 West JV upon its establishment.
- The committed project investment and capital expenditure to be borne by Phase 1 West JV upon its establishment consisted of RMB205.6 million relating to construction cost of the Project.
- The committed project investment and capital expenditure of the GS Superhighway JV consisted of RMB58.6 million for maintenance and repavement of the toll expressway and purchase of other equipment.

Although construction on the Phase 1 West Project has begun, the Phase 1 West JV has not been established. All costs incurred relating to the construction of the Project will be recognised by the Phase 1 West JV upon its establishment. The Phase 1 West JV Contract will provide that the Group will commit RMB294 million as part of the registered capital of Phase 1 West JV.

The Company continually monitors and evaluates opportunities to acquire and develop new infrastructure projects. See "Future Plans and Prospects". The capital required for the development of future projects (as well as for additions to its interests in existing Projects) will be met through a combination of cash on hand, project financing and proceeds of the Offering. The Company believes that additional financing options, in the forms of both debt and equity, would be available to it should further needs arise. The choice among these additional financing arrangements would depend on prevailing market conditions and financing costs.

Statement of Indebtedness and Contingent Liabilities

Borrowings

As at the close of business on 31 May, 2003, being the latest practicable date prior to the printing of this prospectus, the Group and the JV Enterprises had outstanding loans in the amounts as set forth below:

- The Group had outstanding (i) secured bank loans of HK$422.0 million; and (ii) unsecured advances from Hopewell Group of HK$5,004.3 million of which HK$4,500.0 million was subsequently capitalised. The remaining balance of such advances and the outstanding secured bank loans will be repaid from the proceeds of the Offering.
- The GS Superhighway JV had outstanding (i) secured bank loans and interest-bearing interest payable in the aggregate of HK$8,189.4 million; (ii) unsecured other loans in the aggregate of HK$191.7 million; and (iii) unsecured advances from joint venture partners other than the Group in the aggregate of HK$15.2 million.

- The Ring Road JV had outstanding (i) secured bank loans of HK$1,395.1 million; and (ii) unsecured advances from joint venture partners other than the Group in the aggregate of HK$1,588.9 million.

Mortgages and charges

The secured bank loans of the Group are secured by the pledge of the Group's investment in the Ring Road JV. The GS Superhighway JV's loans from Bank of China are secured by the operation right, toll collection right, insurance proceeds, all the bank accounts and all the assets of the GS Superhighway JV under the GS Superhighway project. The Ring Road JV's loan facility from China Construction Bank is secured by the toll collection right and contingent insurance proceeds (except the share of Ring Road PRC Partner) under the Guangzhou E-S-W Ring Road project.

Inter-company items

In anticipation of the Offering, an unsecured advance from the Hopewell Group of HK$4,500.0 million was capitalised. As a matter of historic practice, management of the Group's cash surpluses and working capital requirements has given rise to periodic fluctuations in inter-company balances as between the Group and the Hopewell Group. The remaining balance of the unsecured advance from the Hopewell Group (expected to be approximately HK$550 million at the time of completion of the Offering after taking account of the amounts which have been capitalised) will be repaid in full out of the proceeds of the Offering. (See "Use of Proceeds of the Offering"). Additionally, at the same time as the listing of the Company, all guarantees given by Hopewell, or other members of the Hopewell Group, in respect of loans to members of the Group will be released pursuant to arrangements under which the relevant lenders have agreed to the substitution of the Company as guarantor of the relevant obligations.

Disclaimer

Saved as disclosed above and apart from intercompany liabilities, neither the Company nor any of its subsidiaries at the close of business on 31 May, 2003 had any material mortgages, charges, debentures or other loan capital or bank overdraft, loans or similar indebtedness, or any hire purchase commitments, guarantees or any other material contingent liabilities. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief, there has been no material change in the Group's indebtedness and contingent liabilities since 31 May, 2003.

Working Capital

Taking into account the net proceeds of the Offering and available banking facilities, the Company believes that it has sufficient working capital for its present requirements and the expenditures referred to in "Liquidity and Capital Resources — Project Investments and Capital Expenditures" above.

Debt Service

The Group and the JV Enterprises service their debts primarily through cash generated from operations. All currently outstanding loans are scheduled to be fully repaid by 2011. For the years ended 30 June, 2000, 2001 and 2002 and the ten months ended 30 April, 2002 and 2003, 32.8%, 32.6%, 28.2%, 28.2% and 26.7%, respectively, of the Group's combined profits from operations have been applied to meet its financing costs.

Gearing

The Group's gearing ratio as of 30 June, 2000, 2001 and 2002, and 30 April, 2003 was 34.5%, 26.4%, 47.9% and 47.8%, respectively. For these purposes, the gearing ratio represents total debt over total assets; however, amounts advanced by Hopewell Group have been excluded from total debt at each of the relevant balance sheet dates. All outstanding amounts advanced by Hopewell Group as of 30 April, 2003 have subsequently been capitalised or will be repaid upon the completion of the Offering.

The gearing ratio decreased from 34.5% as of 30 June, 2000 to 26.4% as of 30 June, 2001 mainly because amounts on-lent from the Original Syndicated Facility and the amounts outstanding under the Original Syndicated Facility were repaid. The increase to 47.9% as of 30 June, 2002 was principally due to the repayment of HK$5,868.5 million of the advanced amounts from Hopewell Group and the refinancing of shareholder loans by the GS Superhighway JV and the Ring Road JV. The gearing ratio remained relatively stable as of 30 April, 2003.

Contractual Obligations and Commercial Commitments

The following tables summarise contractual obligations and commercial commitments of the Group, and the Group's proportionate share of those of the JV Enterprises, as of 31 May, 2003 and the effect such obligations and commitments are expected to have on the Group's liquidity and cash flows in future periods.

The Group

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 year[(1)]	1-3 years	4-5 years	Over 5 years
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Long-Term Debt	422,000	120,000	302,000	—	—
Operating Leases	600	554	46	—	—
Total Contractual Cash Obligations	422,600	120,554	302,046	—	—

	Amount of Commitment Expiration Per Period				
Other Commercial Commitments	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	Over 5 years
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Other Commercial Commitments[(2)]	276,948	276,948	—	—	—
Total Commercial Commitments	276,948	276,948	—	—	—

Notes:

(1) Current portion of long-term debt.

(2) Commercial commitments represent amounts that the Group has already contributed to a subsidiary to fund in full its portion of the registered capital of the Phase 1 West JV upon its establishment.

The JV Enterprises

Contractual Obligations	Total	Less than 1 year[1]	1-3 years	4-5 years	Over 5 years
	Payments due by Period				
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Long-Term Debt	4,818,354	291,822	747,082	1,270,699	2,508,751
Total Contractual Cash Obligations	4,818,354	291,822	747,082	1,270,699	2,508,751

Other Commercial Commitments	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	Over 5 years
	Amount of Commitment Expiration Per Period				
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Other Commercial Commitments[2]	248,858	55,172	193,686	—	—
Total Commercial Commitments	248,858	55,172	193,686	—	—

Notes:

(1) Current portion of long-term debt.

(2) Commercial commitments represent the Group's proportionate share of capital expenditure of the GS Superhighway JV and of the Phase 1 West project.

PRACTICE NOTE 19 OF THE LISTING RULES

The Directors are not aware of any circumstances which would have given rise to a disclosure requirement under Practice Note 19 of the Listing Rules if the Company were required to comply with that Practice Note at the date of this prospectus.

PROFIT ESTIMATE AND FORECAST

Profit estimate for the year ended 30 June, 2003

The Directors estimate that, in the absence of unforeseen circumstances, and on the basis set out in Appendix III, the combined profit after taxation and minority interests but before extraordinary items of the Group for the year ended 30 June, 2003 will not be less than HK$522 million. The Directors are not aware of, nor do they expect, any extraordinary items which have arisen in respect of the year ended 30 June, 2003. On the basis of such profit estimate and a total of 2,160,000,000 Shares in issue prior to the Offering, the estimated earnings per Share for the year ended 30 June, 2003 will be HK$0.242, representing price/earnings multiples of 16.9 times and 19.6 times based on Offer Prices of HK$4.10 and HK$4.75 per Share, respectively.

Profit forecast for the year ending 30 June, 2004

The Directors forecast that, in the absence of unforeseen circumstances, and on the bases and assumptions set out in Appendix III, the combined profit after taxation and minority interests but before extraordinary items of the Group for the year ending 30 June, 2004 will not be less than HK$700 million. The Directors are not aware of, nor do they expect, any extraordinary items which are likely to arise during the year ending 30 June, 2004.

On a fully-diluted basis, and (i) based on a proforma forecast combined profit of HK$702 million, comprising the above forecast combined profit (after taxation and minority interests but before extraordinary items) of HK$700 million adjusted for the interest that would have been earned from the estimated net proceeds of the Offering at a net after-tax interest rate of 1% per annum from 1 July, 2003 until 5 August, 2003 (being the day immediately before the expected date of receipt of the total net proceeds of the Offering) and (ii) assuming that 2,880,000,000 Shares (being the number of Shares expected to be in issue immediately after completion of the Offering, taking no account of any Shares which may be issued upon the exercise of the Over-allotment Option or upon the exercise of the subscription rights attaching to the Warrants or upon the exercise of options which may be granted under the Share Option Scheme or which may be allotted and issued or repurchased by the Company pursuant to the general mandates for the allotment and issue or repurchase of Shares described in the paragraph headed "Written resolutions of the sole Shareholder passed on 16 July, 2003" in Appendix IX) will be in issue throughout the year, the forecast earnings per Share for the year ending 30 June, 2004 will be HK$0.244, representing price/earnings multiples of 16.8 times and 19.5 times based on Offer Prices of HK$4.10 and HK$4.75 per Share, respectively.

On the basis of the above profit forecast and based on the weighted average number of 2,809,180,328 Shares expected to be in issue during the year ending 30 June, 2004, the forecast earnings per Share on a weighted average basis for the year ending 30 June, 2004 will be HK$0.249, representing price/earnings multiples of 16.5 times and 19.1 times based on Offer Prices of HK$4.10 and HK$4.75 per Share, respectively. This weighted average number of Shares is based on the assumption that a total of 2,160,000,000 Shares will have been in issue from 1 July, 2003 until 5 August, 2003, and that a total of 2,880,000,000 Shares (being the same total number of Shares expected to be in issue from 6 August, 2003) will be in issue throughout the remainder of the financial year.

The texts of the letters from the auditors and reporting accountants, Deloitte Touche Tohmatsu, and from Citigroup, in respect of the profit estimate and forecast are set out in Appendix III.

DIVIDEND POLICY

Dividends may be paid only out of distributable profits and reserves of the Company in accordance with Cayman Islands laws generally and the Articles of Association of the Company. Further details are set out in the section headed "Dividends and other methods of distributions" in Appendix VIII.

The declaration of dividends is subject to the discretion of the board of Directors and any final dividend for a financial year is subject to shareholders' approval. The payment and the amount of any dividends will depend upon the Group's results of operations, cash flows, financial condition, the payment by subsidiaries of cash dividends to the Company, future prospects and other factors which the Directors may consider relevant. In addition, as the Company's controlling shareholder (as defined in the Listing Rules), Hopewell will be able to influence the Company's dividend policy. Dividends will be declared in Hong Kong dollars.

In the absence of unforeseen circumstances, the board of Directors intends to recommend and pay total dividends in respect of the year ending 30 June, 2004 of not less than HK$0.225 per Share. If for any reason the total dividends for the year ending 30 June, 2004 are lower than HK$0.225 per Share, the Company will issue an announcement stating the reasons for the difference.

DISTRIBUTABLE RESERVES

As at 30 April, 2003, the Company had not commenced business and, hence, at that time there were no reserves available for distribution to its shareholders.

ADJUSTED NET TANGIBLE ASSETS

The following statement of adjusted net tangible assets of the Group is based on the audited combined net assets of the Group as at 30 April, 2003, as shown in the Accountants' Report set out in Appendix I, adjusted as described below:

	Based on an Offer Price of HK$4.10 per Share	Based on an Offer Price of HK$4.75 per Share
	HK$'000	HK$'000
Audited combined net assets of the Group as at 30 April, 2003	1,246,912	1,246,912
Additional investment cost in jointly controlled entities(1)	(1,907,910)	(1,907,910)
Amounts due to the Hopewell Group capitalized pursuant to the Reorganisation	4,500,000	4,500,000
Unaudited combined net profit after taxation and minority interests of the Group for the month of May 2003 based on the Group's management accounts	42,826	42,826
Estimated net proceeds from the Offering(2)	2,787,000	3,255,000
Adjusted net tangible assets(4)	6,668,828	7,136,828
Adjusted net tangible asset value per Share(3)(4)	HK$2.32	HK$2.48

Notes:

(1) The additional investment cost in jointly controlled entities represents the excess of the cost of investment of the Group in jointly controlled entities over the Group's proportionate interest in the amounts of the identifiable assets and liabilities of the jointly controlled entities less accumulated amortisation, which is intangible in nature. Accordingly, such amount has been excluded in the calculation of the adjusted net tangible asset value of the Group.

(2) The estimated net proceeds from the Offering take no account of any Shares which may fall to be issued upon the exercise of the Over-allotment Option or on exercise of the subscription rights attaching to the Warrants or which may be otherwise issued or repurchased by the Company.

(3) The adjusted net tangible asset value per Share is based on 2,880,000,000 Shares expected to be in issue immediately following the Offering but taking no account of any Shares which may fall to be issued upon exercise of the Over-allotment Option or on exercise of the subscription rights attaching to the Warrants or which may be otherwise issued or repurchased by the Company.

(4) The surplus on revaluation of the Group's interests in jointly controlled entities and the toll road project under development, being the excess of their fair market value over their carrying book value, has not been accounted for in arriving at the adjusted net tangible assets shown above. Please refer to the Business Valuation Report prepared by FPD, an independent business valuer, as set out in Appendix V for details of the valuation and the assumptions adopted. Had the surplus on revaluation been accounted for, the adjusted net asset value of the Group would have been HK$16,442,045,000 based on an Offer Price of HK$4.10 per Share and HK$16,910,045,000 based on an Offer Price of HK$4.75 per Share, representing HK$5.71 and HK$5.87 per Share respectively, calculated based on 2,880,000,000 Shares expected to be in issue immediately following the Offering.

(5) In arriving at the adjusted net asset value of the Group, the fair market value of the toll road projects denominated in Renminbi has been converted (for information only) into Hong Kong dollars using an exchange rate of HK$1.00 : RMB1.06. Such conversion should not be construed as a representation that amounts in Renminbi were or may have been converted into Hong Kong dollars using such exchanges rate or any other exchange rate.

NO MATERIAL ADVERSE CHANGE

The Directors confirm that there has not been any material adverse change in the financial or trading position of the Group since 30 April, 2003 (being the end of the periods covered by the Accountants' Report in Appendix I).

OVERVIEW

The Directors consider that the Company is well positioned to benefit from continued economic growth in the PRC in general, and within Guangdong Province and the PRD in particular. In addition to general economic factors, the Company's prospects depend on a combination of factors relevant to its existing Projects and its potential for participating in future projects.

PROSPECTS IN GUANGDONG AND THE PRD

In the shorter term, the Company expects to see continuing growth in traffic demand within Guangdong Province and the PRD driven by continuing economic growth in the PRC in general, and in Guangdong Province and the PRD in particular, and by associated growth in vehicle ownership and usage. Based on this expectation, the Company believes that traffic flow for the Group's existing Projects will show continuing growth.

While the Group's Projects are strategically important in their own right, the Company believes that the full potential of its various Projects will be further realised as the highway network in Guangdong Province and the PRD continues to develop further.

In view of the PRC Government's increased focus on the national highway network, the Company anticipates that the highway network within the PRD is set to become an integral component of a larger system by which locations within the PRD and Guangdong will be connected with leading cities across the PRC.

PROSPECTS FOR THE THREE EXISTING PROJECTS

The GS Superhighway

The GS Superhighway is a strategically important route. As the first and currently the only expressway directly connecting Guangzhou with Shenzhen and Hong Kong, the long-term significance of the expressway has been enhanced by the urban and industrial corridor which has developed along the route.

Guangzhou continues to expand, as do the towns, cities and industrial centres along the route of the GS Superhighway. For example, as Dongguan has expanded, its road network has also been developed and expanded significantly to provide enhanced connectivity with the GS Superhighway, thereby establishing the conditions for increased usage of the expressway.

The route is also well positioned to benefit from significantly improved convenience and efficiency of border crossing since the Huanggang border crossing with Hong Kong was opened on a 24 hour basis from 27 January, 2003.

The Guangzhou E-S-W Ring Road

Guangzhou is continuing to expand and develop as the commercial centre of Guangdong Province. As Guangzhou continues to expand and develop, there is an increasing need for routes to accommodate traffic away from the congested city centre and to support the city's outward expansion. This has led to changes in Guangzhou's traffic policy imposing access restrictions to central Guangzhou city.

Since implementation of these changes in December 2001 and May 2002, the Guangzhou E-S-W Ring Road has seen significant growth in traffic volumes. In light of the experience with other major cities, the Directors anticipate that the Guangzhou Ring Road, of which the Guangzhou E-S-W Ring Road is an integral part, will be an increasingly important component of the traffic system serving the greater Guangzhou metropolitan area.

Specifically, the Company believes the Guangzhou E-S-W Ring Road is well placed to benefit from increased traffic flow from the opening of major new connecting roads which are planned to be opened in 2004 and 2005 (see "The Road Projects — The Guangzhou East-South-West Ring Road — Destinations and Major Connections").

Phase 1 West

The completion of Phase 1 of the Western Delta Route will fulfil the strategic need for a high speed link between Guangzhou city and Shunde. It is expected to reduce the journey time between the two cities to approximately 10 to 15 minutes compared with around 40 minutes on existing local roads. The Company expects there to be an immediate and increasing demand for a high speed route between these major centres.

POTENTIAL FURTHER PROJECTS

The Directors believe that the Group's track record in successfully completing PRC toll-expressway projects, and the connections and reputation established by Hopewell and HHI and their directors and executives within the PRC, will continue to lead to opportunities to participate in further projects. However, the Company will only pursue opportunities which are consistent with its overall business strategies, and which the Company believes will generate a satisfactory return on investment.

In accordance with this strategy, the Company will be actively pursuing the following projects:

The Guangdong-HK-Macau Bridge-Tunnel Project

HHI has devoted significant efforts to promoting this project and will actively continue to pursue it. If the project proceeds, the Company believes it would be well positioned to participate subject to satisfactory investment considerations.

The Company believes that the development of a bridge-tunnel connecting Zhuhai in Guangdong and Macau with Hong Kong will be strategic to the further economic development of the PRD, Hong Kong and Macau.

In addition to being a logical and significant step in furthering the development of the PRD, Macau and Hong Kong as an integrated economic zone, the Company believes that this project would open up and accelerate the economic development of the western PRD resulting in the enhancement of the overall competitiveness of the PRD as a world-wide manufacturing base, providing new dynamism to the economy of Hong Kong as well as further developing Hong Kong, Macau, Zhuhai and Shenzhen into an integrated tourist zone.

In the Policy Agenda of the Second Term Government of the HKSAR published on 8 January, 2003, and in the Hong Kong Chief Executive's address to the Hong Kong Legislative Council delivered on the same date, it was stated that such a bridge link is being pursued as a priority project subject to the results of an ongoing PRC governmental feasibility study. (See "Industry and Regulatory Overview — Current Industry Situation and Trends — Land Link Between Zhuhai in Guangdong, Hong Kong and Macau").

Phases 2 and 3 of the Western Delta Route

The Group, through HHI West Co, retains the concession rights for Phases 2 and 3 of the Western Delta Route. Although no firm plans have yet been formulated for development of Phases 2 or 3, the development of these further Phases is being actively pursued by the Group. This may be implemented by way of a joint venture with a suitable PRC partner.

Phases 2 and 3 of the Western Delta Route are envisaged to comprise approximately 43 km of expressway running from the southern end of Phase 1 West in Shunde through to Zhongshan. At Zhongshan, the route would connect with (i) National Highway 105, which runs through to Zhuhai in the south, and (ii) the Jiangzhong Expressway (planned to be completed in 2004) which will link Jiangmen in the west and the Guangzhu East Line in the east. On completion of all three Phases of the Western Delta Route, it would create an arterial expressway system directly linking Guangzhou, Nanhai, Shunde and Zhongshan. (See "The Road Projects — Phase 1 West — Phases 2 and 3 of the Western Delta Route").



	Length	2003 (up to June)	
		Daily Traffic	Daily Toll (RMB'000)
GS Superhighway	122.8km	162,998	5,931
Guangzhou E-S-W Ring Road	38.0km	38,796	592
Phase 1 West	14.7km	Under Construction	Under Construction

New Guangzhou International Airport
Guangzhou Second Ring Road
Foshan
Guangzhou
Guangzhou E-S-W Ring Road
Guangzhou Baiyun Airport
Guanghui Expressway
GS Superhighway
Huangpu Port
Huizhou
Dongguan
Xinsha Port
Huidong
Gaoming
Panyu
Phase 1 West
Phases 2 & 3 Western Delta Route
Guangzhu East Line
Shunde
Shunde Road
Heshan
Jiangmen
Humen Port
Humen Bridge
National Highway 107
Shenzhen
Huiyang
Shenshan Expressway
Nansha Port
Jihe Expressway
Shenzhen Baoan Airport
Shenzhen S.E.Z.
Yantian Port
Xinhui
Jiangzhong Expressway
Zhongshan
Shenzhen Western Corridor
Shekou Port
Hong Kong International Airport
Kwai Chung Container Terminal
National Highway 105 (NH105)
Zhuhai
Zhuhai S.E.Z.
Guangdong-HK-Macau Bridge-Tunnel (Proposed)
Macau S.A.R.
Macau Airport
Zhuhai Airport
Legend:
HHI's Expressway (In operation)
HHI's Expressway (Under construction)
Phases 2 & 3 Western Delta Route being pursued by HHI
Guangdong-HK-Macau Bridge-Tunnel proposed by HHI
Other expressways (In operation)
Other expressways (Under construction)
Main roads / Class I highways (In operation)
Main roads / Class I highways (Under construction)
Municipality
Population (mn)
2001 GDP (RMB bn) (US$bn)
2001 Industrial output (RMB bn) (US$bn)
PRD Main Highways Map

The net proceeds of the Offering (after deduction of underwriting fees and estimated expenses payable by the Company in relation to the Offering, assuming the Over-allotment Option is not exercised and assuming an Offer Price of HK$4.425 per Share, being the midpoint of the estimated Offer Price range of HK$4.10 to HK$4.75 per Share) are estimated to be approximately HK$3,021 million (and HK$3,499 million, if the Over-allotment Option is exercised in full).

The Company currently intends to use the net proceeds from the Offering as follows:

- approximately HK$1,800 to 2,200 million of the net proceeds (exclusive of any proceeds from the Over-allotment Option) are expected to be used towards investments in new toll roads, bridges and related infrastructure projects which the Company intends to pursue;
- approximately HK$550 million of the net proceeds (exclusive of any proceeds from the Over-allotment Option) are to be used for repayment of shareholder's loans advanced by the Hopewell Group for Guangzhou E-S-W Ring Road Project;
- approximately HK$372 million of the net proceeds (exclusive of any proceeds from the Over-allotment Option) are to be used for repayment of the outstanding bank loan from Bank of China (Hong Kong) Limited; and
- the balance (inclusive of any proceeds from the Over-allotment Option) is expected to be used for future corporate and general working capital purposes of the Group.

To the extent that the proceeds of the Offering are not immediately used for the purposes described above, they will be placed on deposit with banks or other financial institution or held as other treasury instruments.

UNDERWRITERS

Public Offer Underwriters

Citigroup Global Markets Asia Limited
BOCI Asia Limited
BNP Paribas Peregrine Capital Limited
Daiwa Securities SMBC Hong Kong Limited
J.P. Morgan Securities (Asia Pacific) Limited
Morgan Stanley Dean Witter Asia Limited
CLSA Limited
ING Bank N.V.
UOB Asia (Hong Kong) Limited
ICEA Capital Limited
Kim Eng Securities (Hong Kong) Ltd
South China Securities Limited
Sun Hung Kai International Limited
VC CEF Capital Limited

International Underwriters

Citigroup Global Markets Limited
BOCI Asia Limited
BNP Paribas Peregrine Capital Limited
Daiwa Securities SMBC Hong Kong Limited
J.P. Morgan Securities Ltd.
Morgan Stanley & Co. International Limited
CLSA Limited
ING Bank N.V.
UOB Asia (Hong Kong) Limited

UNDERWRITING ARRANGEMENTS AND EXPENSES

Underwriting Agreements

The Public Offer is fully underwritten by the Public Offer Underwriters and the International Offer is expected to be fully underwritten by the International Underwriters, in each case on a several basis. The Public Offer Underwriting Agreement was entered into on 25 July, 2003 and, subject to an agreement being reached on the Offer Price between the Company and Citigroup (on behalf of the Underwriters), the International Underwriting Agreement is expected to be entered into on or around 31 July, 2003. The Public Offer Underwriting Agreement is conditional upon (among other things) the International Underwriting Agreement being entered into and having become effective, and the respective Underwriting Agreements are expected to be inter-conditional. (See "Structure of the Offering — Conditions of the Public Offer").

Grounds for termination

Citigroup (on behalf of itself and the Public Offer Underwriters) may in its absolute determination terminate the Public Offer Underwriting Agreement with immediate effect upon giving notice to the Company at any time at or prior to 6:00 a.m. on the Listing Date if:

(a) any material breach of any of the Warranties (as defined in the Public Offer Underwriting Agreement) has come to the knowledge of any of the Public Offer Underwriters, or there has been a material breach by the Company or Hopewell of any other provision of the Public Offer Underwriting Agreement or any other of the documents relating to the Offering as specified in the Public Offer Underwriting Agreement to which it is, or is to be, party; or

(b) any matter has arisen or has been discovered which would, had it arisen immediately before the date of this prospectus, not having been disclosed in this prospectus and not having been disclosed to or known to Citigroup, constitute a material omission therefrom; or

(c) any statement contained in this prospectus has become or been discovered to be untrue, incorrect or misleading in any material respect; or

(d) there shall have occurred any event, act or omission which gives rise or is reasonably likely to give rise to any material liability of the Company or Hopewell pursuant to the indemnities given by them in the Public Offer Underwriting Agreement; or

(e) there shall have been any material adverse change in the business or the financial or trading position or results of operations of the Group and the JV Enterprises taken as a whole; or

(f) there shall have occurred, happened or come into effect:

(i) any event or series of events, matters or circumstances concerning or relating to, or any change in, local, national or financial, political, economic, military, industrial, fiscal, regulatory or stock market conditions or sentiments in Hong Kong, the United States, the PRC, Japan or England (collectively, the "Relevant Jurisdictions"); or

(ii) any new law or regulation or change in existing laws or regulations, or any change in the interpretation or application thereof by any court or other competent authority, in the Relevant Jurisdictions; or

(iii) any event or series of events of force majeure in or affecting any of the Relevant Jurisdictions including, without limiting the generality thereof, any act of God, war, riot, public disorder, civil commotion, economic sanctions, fire, flood, explosion, epidemic, terrorism, strike or lock-out; or

(iv) any event or series of events, matters or circumstances concerning or relating to, or any change in the conditions of, the Hong Kong or the US equity securities or other financial markets; or

(v) any outbreak or escalation of hostilities in or affecting any of the Relevant Jurisdictions, the declaration by any of the Relevant Jurisdictions of a national emergency or war, or other calamity or crisis in or affecting any of the Relevant Jurisdictions; or

(vi) the imposition or declaration of (A) any suspension or limitation on trading in shares or securities generally on the Stock Exchange, the New York Stock Exchange or the London Stock Exchange or (B) any moratorium on banking activities or foreign exchange trading or securities settlement or clearing services in or affecting any of the Relevant Jurisdictions; or

(vii) a change in taxation or exchange control (or the implementation of any exchange control) in any Relevant Jurisdiction or affecting an investment in the Shares;

which in the sole opinion of Citigroup:

(A) is or will be, or is likely to be, materially adverse to the business or financial condition or prospects of the Group and the JV Enterprises taken as a whole; or

(B) makes it inadvisable or impracticable to proceed with the Public Offer and/or the International Offer.

Undertakings

The Company has undertaken to Citigroup and the Underwriters that, except:

(a) pursuant to the Offering (including the Over-allotment Option); or

(b) pursuant to the Share Option Scheme; or

(c) pursuant to the exercise of the subscription rights attaching to the Warrants; or

(d) with the prior written consent of Citigroup (on behalf of itself and the Underwriters),

neither the Company nor any of its subsidiaries shall, during a period of six months from the Listing Date, allot, issue, offer, sell, contract to sell, hedge, grant any option or right to subscribe or purchase, agree to allot or issue or otherwise dispose of any Shares or any securities exchangeable or convertible into Shares or which carry rights to subscribe or purchase Shares or deposit Shares with a depositary in connection with the issue of depositary receipts or (i) enter into any swap or other transaction that transfers, in whole or in part, any of the economic consequence of ownership of any Shares or (ii) offer to or agree to do any of the foregoing or announce any intention to do any of the foregoing.

Hopewell has undertaken to Citigroup and the Underwriters and the Company that:

(a) within the period of six months from the Listing Date (the "First Six-month Period"), without the prior written consent of Citigroup (on behalf of itself and the Underwriters), it shall not (and shall procure that its subsidiaries shall not) dispose of:

(i) any Shares or any direct or indirect interest therein (including, without limitation, any option, mortgage, pledge, charge or other security interest) or any securities convertible into, exercisable or exchangeable for any of the foregoing or enter into any swap or other arrangement that transfers, in whole or in part, any part of the economic consequence of ownership of any Shares; or

(ii) any direct or indirect interests in any company or entity holding any Shares (other than companies or entities holding solely Shares acquired following the commencement of dealings in the Shares on the Stock Exchange ("Dealings Commencement")),

or offer or agree to do any of the foregoing or announce any intention to do so; and

(b) in the event of such a disposal of any Shares or any interest therein within the period of six months following the expiry of the First Six-month Period, it shall not cease to be a controlling shareholder of the Company within the meaning of the Listing Rules and all reasonable steps will be taken to ensure that such a disposal will not create a disorderly or false market.

These undertakings given by Hopewell do not apply to or restrict any disposal of Shares (i) pursuant to the possible stock lending arrangements referred to below under "Structure of the Offering — Over-allotment Option and Stabilization — Stabilizing Action" or (ii) to any wholly-owned subsidiary of Hopewell if and provided that such disposal is in compliance with any and all applicable provisions of the Listing Rules (including if waived by the Stock Exchange) or (iii) in which Hopewell or its subsidiaries may become interested in compliance with any and all applicable provisions of the Listing Rules following Dealings Commencement or (iv) subject to the prior approval of the Stock Exchange having been obtained, pursuant to the BOC Option.

Hopewell has separately undertaken to Citigroup, the Underwriters and the Company to comply with its obligations under Rule 10.07 of the Listing Rules with respect to the disposal of any Shares of the Company in respect of which it is (directly or indirectly), or is shown in this prospectus to be, the beneficial owner (in either case, immediately following the Offering and unless waived by the Stock Exchange), and to procure that its subsidiaries comply with such obligations.

Citigroup may agree to amend or waive or grant consents in respect of any such undertakings given to Citigroup and the Underwriters by the Company or Hopewell on such terms as Citigroup (on behalf of itself and the Underwriters) sees fit.

The Company has undertaken to the Stock Exchange that:

(a) in the First Six-month Period, it shall not allot or issue or agree to allot or issue any Shares or other securities (including warrants or other convertible securities) or grant or agree to grant options or rights over any Shares or other securities or enter into swap or other arrangements that transfer, in whole or in part, any part, of the economic consequence of ownership of any Shares or offer or agree to do any of the foregoing or announce any intention to do so, without the prior consent of the Stock Exchange and unless in compliance with the requirements of the Listing Rules; and

(b) in the period of six months commencing from the expiry of the First Six-month Period ("the "Second Six-month Period"), it shall not allot or issue or agree to allot or issue any Shares or other securities (including warrants or other convertible securities) or grant or agree to grant options or rights over any Shares or other securities or enter into swap or other arrangements that transfer, in whole or in part, any part of the economic consequence of ownership of any Shares or offer or agree to do any of the foregoing or announce any intention to do so, if such action would result in Hopewell ceasing to be its controlling shareholder,

except that the above undertaking shall not be applicable in the case (i) where the Company is required to allot Shares pursuant to the Offering, the Over-allotment Option or upon the exercise of options which may be granted under the Share Option Scheme or the subscription rights attaching to the Warrants or (ii) of any capitalisation issue or any consolidation or sub-division of Shares.

Hopewell has undertaken to the Stock Exchange that, except pursuant to the possible stock lending arrangements referred to below under "Structure of the Offering — Over-allotment Option and Stabilization — Stabilizing Action":

(a) in the First Six-month Period, it shall not, and shall procure its subsidiaries not to, dispose of any Shares in respect of which it or its subsidiary (as the case may be) is shown by this prospectus to be the beneficial owner; and

(b) in the Second Six-month Period, it shall not, and shall procure its subsidiaries not to, dispose of any Shares if, immediately following such disposal, it or its subsidiary (as the case may be) would cease to be a controlling shareholder of the Company.

In addition, Hopewell has also undertaken to the Stock Exchange and to the Company that it will inform the Company if either it or any of its subsidiaries (i) pledges or charges any securities of the Company beneficially owned by it (together with the number of any securities so pledged or charged) and (ii) receives any indications, either verbal or written, that any of the pledged or charged securities of the Company will be disposed of pursuant to such pledging or charging arrangements during the 12 month period commencing on the Listing Date. The Company will then immediately inform the Stock Exchange of such matters and also disclose such matters by way of a press notice which is published in the newspapers as soon as possible.

Commission and expenses

The Underwriters' fees and commissions, together with the listing fees, SFC transaction levy and investor compensation levy and Stock Exchange trading fee, legal and other professional fees, printing and other expenses relating to the Offering, which are estimated to amount to approximately HK$165 million in aggregate, will be payable by the Company.

Underwriters' interest in the Company

Save for its obligations under the relevant Underwriting Agreement(s), none of the Underwriters has any shareholding interest in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

THE OFFERING

The Offering comprises the Public Offer and the International Offer. A total of 720,000,000 Shares will initially be made available under the Offering of which 648,000,000 Shares will be available to investors in the International Offer and the remaining 72,000,000 Shares will initially be offered to the public under the Public Offer (subject, in each case, to reallocation on the basis described below under "The Public Offer").

Investors may apply for Shares under the Public Offer or indicate an interest for Shares under the International Offer, but may not do both. Investors may only receive Shares under either the International Offer or the Public Offer, but not under both. The Public Offer is open to members of the public in Hong Kong as well as to institutional and professional investors. The International Offer will involve the selective marketing of Offer Shares to institutional and professional investors and other investors anticipated to have a sizeable demand for such Offer Shares, as well as a public offer without listing in Japan. Professional investors generally include brokers, dealers, companies (including fund managers) whose ordinary business involves dealing in shares and other securities, and corporate entities which regularly invest in shares and other securities.

As part of the International Offer process, prospective professional, institutional and other investors will be required to specify the number of Offer Shares they would be prepared to acquire under the International Offer either at different prices or at a particular price. This process, known as "book-building", is expected to continue up to, and to cease on or before, the Price Determination Date.

Allocation of the Offer Shares pursuant to the International Offer will be determined by Citigroup and will be based on a number of factors including the level and timing of demand, total size of the relevant investor's invested assets or equity assets in the relevant sector and whether or not it is expected that the relevant investor is likely to buy further, and/or hold or sell, its Offer Shares after the listing of the Shares on the Stock Exchange. Such allocation is intended to result in a distribution of the International Offer Shares on a basis which would lead to the establishment of a solid shareholder base to the benefit of the Company and its shareholders as a whole.

Allocation of Offer Shares to applicants under the Public Offer will be based solely on the level of valid applications received under the Public Offer. The basis of allocation may vary, depending on the number of Public Offer Shares validly applied for, but, subject to that, will be made strictly on a pro-rata basis, although the allocation of Public Offer Shares could, where appropriate, consist of balloting, which would mean that some applicants may receive a higher allocation than others who have applied for the same number of Public Offer Shares, and those applicants who are not successful in the ballot may not receive any Public Offer Shares.

The 720,000,000 Offer Shares initially being offered in the Offering will represent 25% of the Company's enlarged Share capital immediately after completion of the Offering, without taking into account the exercise of the Over-allotment Option or the exercise of any subscription rights attaching to the Warrants. If the Over-allotment Option is exercised in full, the Offer Shares will represent approximately 27.7% of the enlarged Share capital of the Company immediately after completion of the Offering and the exercise of the Over-allotment Option, without taking into account the exercise of any subscription rights attaching to the Warrants. If the Over-allotment Option and the subscription rights attaching to the maximum number of approximately 87,533,990 Warrants are all exercised in full, the Offer Shares and the Shares issued pursuant to the exercise of the Warrants would represent approximately 29.8% of the enlarged issued share capital of the Company immediately after completion of the Offering.

OFFER PRICE UNDER THE PUBLIC OFFER

The Offer Price for the purposes of the Public Offer is expected to be fixed by agreement between Citigroup, on behalf of the Underwriters, and the Company following completion of the bookbuilding process for the International Offer and after assessment of the level of market demand for the Offering.

Price Payable on Application

The Offer Price will not be more than HK$4.75 and is expected to be not less than HK$4.10. Applicants under the Public Offer should pay, on application, the maximum price of HK$4.75 per Public Offer Share plus 1% brokerage, 0.005% Stock Exchange trading fee, 0.005% SFC transaction levy and 0.002% investor compensation levy amounting to a total of HK$2,399.04 per board lot of 500 Offer Shares.

If the Offer Price, as finally determined in the manner described below, is lower than the maximum price, appropriate refund payments (including the brokerage, the Stock Exchange trading fee, SFC transaction levy and investor compensation levy attributable to the surplus application monies) will be made to applicants, without interest. Further details are set out in the section headed "How to apply for Public Offer Shares".

Determining the Offer Price

The Offer Price is expected to be fixed by agreement between Citigroup, on behalf of the Underwriters, and the Company on the Price Determination Date, when market demand for the Offer Shares will be determined. The Price Determination Date is expected to be on or around 31 July, 2003 and, in any event, no later than 3 August, 2003.

The Offer Price will not be more than HK$4.75 per Offer Share and is expected to be not less than HK$4.10 per Offer Share. The Offer Price will fall within the Offer Price range as stated in this prospectus unless otherwise announced, as further explained below, not later than the morning of the last day for lodging applications under the Public Offer. Citigroup, on behalf of the Underwriters, may, where considered appropriate, based on the level of interest expressed by prospective professional, institutional and other investors during a book-building process, and with the consent of the Company, reduce the indicative Offer Price range below that stated in this prospectus at any time prior to the morning of the last day for lodging applications under the Public Offer. In such a case, the Company will, as soon as practicable following the decision to make such reduction, and in any event not later than the morning of the day which is the last day for lodging applications under the Public Offer, cause there to be published in the South China Morning Post, the Hong Kong Economic Journal and the Hong Kong Economic Times notices of the reduction in the indicative Offer Price range. Upon issue of such a notice, the revised Offer Price range will be final and conclusive and the Offer Price, if agreed upon with the Company, will be fixed within such revised Offer Price range. Such notice will also include confirmation or revision, as appropriate, of the working capital statement, the offer statistics as currently set out in the section headed "Summary", and any other financial information which may change as a result of such reduction. **If applications for Public Offer Shares have been submitted prior to the day which is the last day for lodging applications under the Public Offer, then even if the Offer Price range is so reduced such applications cannot be subsequently withdrawn.** In the absence of any notice being published in the South China Morning Post, the Hong Kong Economic Journal and the Hong Kong Economic Times of a reduction in the indicative Offer Price range stated in this prospectus on or before the morning of the last day for lodging applications under the Public Offer, the Offer Price, if agreed upon with the Company, will under no circumstances be set outside the Offer Price range as stated in this prospectus.

If Citigroup (on behalf of the Underwriters) and the Company are unable to reach agreement on the Offer Price, the Offering will not become unconditional and will lapse.

An announcement of the Offer Price, together with the level of interest in the International Offer and the results of application and basis of allotment of the Public Offer Shares, is expected to be published on 5 August, 2003.

CONDITIONS OF THE PUBLIC OFFER

All acceptances of applications for the Offer Shares in the Public Offer are conditional upon:

(a) **Listing**

the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the Shares in issue and the Shares to be issued as mentioned herein (including any additional Shares which may be issued pursuant to the exercise of the Over-allotment Option or upon exercise of options granted under the Share Option Scheme), and the Warrants and any Shares which fall to be issued upon the exercise of the subscription rights attaching to the Warrants;

(b) **Pricing**

the Offer Price having been duly determined, and the International Underwriting Agreement having been duly entered into, on or about the Price Determination Date; and

(c) **Underwriting Agreements Unconditional**

the obligations of the Underwriters under the Underwriting Agreements becoming and remaining unconditional (including, if relevant, as a result of the waiver of any condition(s) by Citigroup for and on behalf of the Underwriters) and neither Underwriting Agreement being terminated in accordance with its terms or otherwise,

in each case on or before the dates and times specified in the Underwriting Agreements (unless and to the extent such conditions are validly waived on or before such dates and times) and in any event not later than the date which is 30 days after the date of this prospectus.

The consummation of each of the International Offer and the Public Offer is conditional upon, among other things, the other becoming unconditional and not having been terminated in accordance with its respective terms.

If the above conditions are not fulfilled or waived prior to the times and dates specified, the Offering will lapse and the Stock Exchange will be notified immediately. Notice of the lapse of the Offering will be caused to be published by the Company in the South China Morning Post, the Hong Kong Economic Journal and the Hong Kong Economic Times on the day next following such lapse.

In the above situation, all application monies will be returned to the applicants, without interest and on the terms set out under "How to apply for Public Offer Shares". In the meantime, all application monies will be held in a separate bank account or separate bank accounts with the receiving banker or other bank(s) licensed under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong).

Share certificates for the Offer Shares and Warrant certificates for the Warrants are expected to be issued by 5 August, 2003 but will only become valid documents of title at 6:00 a.m. on 6 August, 2003, provided that (i) the Offering has become unconditional in all respects and (ii) the right of termination as described in the section headed "Underwriting — Underwriting Arrangements and Expenses" has not been exercised.

THE PUBLIC OFFER

The Public Offer is a fully underwritten public offer (subject to agreement as to pricing and satisfaction or waiver of the other conditions described above under "Conditions of the Public Offer") for the subscription in Hong Kong of, initially, 72,000,000 Offer Shares at the Offer Price (representing approximately 10% of the total number of Offer Shares initially available under the Offering). Subject to any reallocation of Offer Shares between the International Offer and the Public Offer, the Public Offer Shares will represent approximately 2.5% of the Company's enlarged issued Share capital immediately after completion of the Offering assuming that the Over-allotment Option is not exercised (and before taking account of any further Shares which may be issued on exercise of the subscription rights attaching to the Warrants).

The total number of Offer Shares available under the Public Offer is to be divided equally into two pools for allocation purposes: pool A and pool B. The Offer Shares in pool A will be allocated on an equitable basis to applicants who have applied for Offer Shares with an aggregate subscription price of HK$5 million (excluding the brokerage, the Stock Exchange trading fee, the SFC transaction levy and investor compensation levy payable) or less. The Offer Shares in pool B will be allocated on an equitable basis to applicants who have applied for Offer Shares with an aggregate subscription price of more than HK$5 million (excluding the brokerage, the Stock Exchange trading fee, the SFC transaction levy and investor compensation levy payable) and up to the value of pool B. Investors should be aware that applications in pool A and applications in pool B may receive different allocation ratios. If the Offer Shares in one (but not both) of the pools are undersubscribed, the surplus Offer Shares will be transferred to the other pool to satisfy demand in that pool and be allocated accordingly. For the purpose of this paragraph only, the "subscription price" for the Offer Shares means the price payable on application therefor (without regard to the Offer Price as finally determined). Applicants can only receive an allocation of the Offer Shares from either pool A or pool B but not from both pools. Multiple or suspected multiple applications and any application for more than 50% of the 72,000,000 Offer Shares initially included in the Public Offer (that is, 36,000,000 Offer Shares) will be rejected. Each applicant under the Public Offer will also be required to give an undertaking and confirmation in the Application Form submitted by him or her that he or she and any person(s) for whose benefit he or she is making the application have not indicated an interest for or taken up and will not indicate an interest for or take up any Offer Shares under the International Offer, and such applicant's application will be rejected if the said undertaking and/or confirmation is breached and/or untrue (as the case may be).

The allocation of the Offer Shares between the Public Offer and the International Offer is subject to adjustment. If the number of Offer Shares validly applied for under the Public Offer represents 10 times or more but less than 15 times the number of Offer Shares initially available for subscription under the Public Offer, then International Offer Shares will be reallocated to the Public Offer from the International Offer, so that the total number of Offer Shares available under the Public Offer will be 144,000,000 Offer Shares, representing 20% of the Offer Shares initially available under the Offering. If the number of Offer Shares validly applied for under the Public Offer represents 15 times or more but less than 50 times the number of Offer Shares initially available for subscription under the Public Offer, then International Offer Shares will be reallocated to the Public Offer from the International Offer, so that the total number of Offer Shares available under the Public Offer will be 216,000,000 Offer Shares, representing 30% of the Offer Shares initially available under the Offering. If the number of Offer Shares validly applied for under the Public Offer represents 50 times or more but less than 100 times the number of Offer Shares initially available for subscription under the Public Offer, then the number of International Offer Shares to be reallocated to the Public Offer from the International Offer will be increased so that the total number of Offer Shares available under the Public Offer will be 288,000,000 Offer Shares, representing 40% of the Offer Shares initially available under the Offering. If the number of Offer Shares validly applied for under the Public Offer represents 100 times or more the number of

Offer Shares initially available for subscription under the Public Offer, then the number of International Offer Shares to be reallocated to the Public Offer from the International Offer will be increased so that the total number of Offer Shares available under the Public Offer will be 360,000,000 Offer Shares, representing 50% of the Offer Shares initially available under the Offering.

The Company will reject multiple applications within pool A or pool B, and between the two pools. The Company, the Directors and the Public Offer Underwriters will take reasonable steps to identify and reject applications under the Public Offer from investors who have received Shares in the International Offer, and to identify and reject indications of interest in the International Offer from investors who have received Shares in the Public Offer.

In addition, if the Public Offer is not fully subscribed, Citigroup will have the discretion to reallocate to the International Offer all or any unsubscribed Public Offer Shares in such numbers as it may deem appropriate.

References in this prospectus to applications, Application Forms, application or subscription monies or the procedure for application relate solely to the Public Offer.

THE INTERNATIONAL OFFER

A total of 648,000,000 Offer Shares will initially be offered to investors under the International Offer, representing 90% of the Offer Shares available under the Offering and 22.50% of the Company's enlarged issued Share capital immediately after completion of the Offering, in each case assuming the Over-allotment Option is not exercised (and before taking account of any further Shares which may be issued on exercise of subscription rights attaching to the Warrants). Pursuant to the International Offer, the International Offer Shares will be offered and conditionally placed on behalf of the Company by the International Underwriters or through selling agents appointed by them. International Offer Shares will be offered to and placed with certain professional and institutional investors and other investors anticipated to have a sizeable demand for the International Offer Shares in Hong Kong, Europe and other jurisdictions outside the United States (other than the PRC) in offshore transactions in reliance on Regulation S, and in the United States with QIBs in reliance on Rule 144A. In Japan, the International Offer will include a public offer without listing. The International Offer is conditional on (among other things) the Public Offer becoming unconditional.

WARRANTS TO BE DISTRIBUTED TO SHAREHOLDERS OF HOPEWELL BY WAY OF ASSURED ENTITLEMENT RIGHTS

In order to permit holders of Hopewell Shares to participate directly in the benefit which may accrue from holding interests in the Company's equity share capital (and in recognition of the assured entitlements to which shareholders of Hong Kong listed companies are entitled under the Listing Rules in connection with "spin-off" listings), Qualifying Hopewell Shareholders will receive Warrants, free of consideration, by way of special interim distribution by Hopewell. Qualifying Hopewell Shareholders will receive Warrants in the ratio of 1 Warrant for every whole multiple of 10 Hopewell Shares respectively held by them on the Record Date. No fractional entitlements will be issued.

Satisfaction of the Assured Entitlement Rights would result in the creation and issue of up to approximately 87,533,990 Warrants, and the Shares which would fall to be issued on full exercise of the subscription rights attaching to all such Warrants would represent approximately 3.0% of the enlarged issued share capital of the Company (before taking account of the Over-allotment Option, and ignoring any further Shares issued pursuant to the Share Option Scheme or otherwise before the Warrants are exercised in full).

The Shares that may be issued on exercise of the subscription rights attaching to the Warrants may not represent Shares in multiple of a full board lot of 500 Shares, and dealings in odd lot Shares may be at below their prevailing market price. The Warrants and the underlying Shares have not been and will not be registered under the U.S. Securities Act of 1933 or under the securities laws of any state of the United States, and may not be exercised, offered or sold except pursuant to an exemption from, or in a transaction not subject to the registration requirements of, the U.S. Securities Act and applicable state securities laws. Accordingly, the Warrants are being offered and delivered only outside the United States and in accordance with Regulation S. Upon the exercise of the Warrants, the Shares are transferable pursuant to offers and sales that occur outside the United States in accordance with Regulation S or pursuant to one or more other exemptions for offers and sales of securities not involving a public offering under the U.S. Securities Act.

Each Qualifying Hopewell Shareholder who receives Warrants will be deemed to have represented and agreed as follows (terms used herein that are defined in Regulation S are used herein as defined therein):

(1) the Warrants and the underlying Shares have not been and will not be registered under the U.S. Securities Act or with any security regulatory authority of the United States or any other jurisdiction (other than Hong Kong) and are subject to significant restrictions on transfer;

(2) such Qualifying Hopewell Shareholder and the person, if any, for whose account it has received the Warrants, is a person other than a U.S. person (as such term is defined under Regulation S) and has received such Warrants outside the United States in an offshore transaction meeting the requirements of Regulation S;

(3) the Warrants may not be re-offered, sold, pledged or otherwise transferred at any time, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. persons (as such terms is defined under Regulation S). Consequently, any offer, sale, resale, trade or delivery made of the Warrants, directly or indirectly, within the United States or to, or for the account or benefit of, a U.S. person will not be recognised; and

(4) the Shares issued upon the exercise of the Warrants may not be offered, sold, pledged or otherwise transferred except (a) outside the United States to persons other than U.S. persons in offshore transactions in reliance on Regulations S; (b) within the United States, pursuant to an exemption provided by Rule 144A under the U.S. Securities Act; or (c) after the expiration of 40 days from the date of issuance of the Warrants within the United States pursuant to one or more exemptions for offers and sales of securities not involving a public offering under the U.S. Securities Act and any applicable state securities laws of the United States.

In connection with the exercise of the Warrants, such holder must complete and sign a subscription form which shall include (a) a certification by such holder that the owner and the beneficial owner of each Warrant being exercised is not a U.S. person (as such term is defined under Regulation S) and is located outside the United States and (b) an authorisation for the production of such certification in any applicable administrative or legal proceeding.

Certificates for Warrants issued by way of Assured Entitlement Rights are expected to be despatched to Qualifying Hopewell Shareholders on 5 August, 2003 to their addresses as appear on the register of members of Hopewell on the Record Date but will only become valid documents of title at 6:00 a.m. on 6 August, 2003, provided that (i) the Offering has become unconditional in all respects and (ii) the right of termination as described in the section headed "Underwriting — Underwriting Arrangements and Expenses" has not been exercised. The principal terms of the Warrants and the procedure for exercising the subscription rights are summarised in Appendix VII.

OVER-ALLOTMENT OPTION AND STABILIZATION

The Over-allotment Option

In connection with the Offering, the Company intends to grant to Citigroup on behalf of the International Underwriters the Over-allotment Option which will be exercisable by Citigroup on behalf of the International Underwriters at any time from the date of the International Underwriting Agreement up to the date which is the 30th day after the latest date for lodging applications under the Public Offer. Pursuant to the Over-allotment Option, the Company may be required to issue and allot at the Offer Price up to an aggregate of 108,000,000 additional Shares, representing 15% of the total number of Shares initially available under the Offering, in connection with over-allocations in the International Offer, if any, and other stabilizing action in respect of the Shares. If the Over-allotment Option is exercised in full, the additional Offer Shares will represent approximately 3.6% of the Company's enlarged issued share capital following the completion of the Offering and the exercise of the Over-allotment Option (without taking into account any further Shares that may be issued pursuant to the exercise of the subscription rights attaching to the Warrants, pursuant to the Share Option Scheme or otherwise). In the event that the Over-allotment Option is exercised, a press announcement will be made.

Stabilizing Action

In connection with the Offering, Citigroup, on behalf of the International Underwriters, or any person acting for it, may over-allot or effect transactions with a view to supporting the market price of the Shares at a level higher than that which might otherwise prevail for a limited period after the Listing Date. Such transactions, if commenced, may be discontinued at any time. Citigroup has been or will be appointed as stabilizing manager for the purposes of the Offering in accordance the Securities and Futures (Price Stabilizing) Rules made under the SFO and, should stabilizing transactions be effected in connection with the Offering, this will be at the absolute discretion of Citigroup.

Following any over-allotment of Shares in connection with the Offering, Citigroup or any person acting for it may cover such over-allotment by (among other methods) making purchases in the secondary market, exercising the Over-allotment Option in full or in part, or by any combination of purchases and exercise of the Over-allotment Option. Any such purchases will be made in compliance with all applicable laws and regulatory requirements including the Securities and Futures (Price Stabilizing) Rules made under the SFO. The number of Shares which can be over-allotted will not exceed the number of Shares which may be issued upon exercise of the Over-allotment Option, being 108,000,000 Shares representing 15% of the Shares initially available under the Offering.

In order to facilitate the settlement of over-allotments in connection with the Offering, Citigroup (or its affiliate(s)) may choose to borrow Shares from shareholders of the Company under stock borrowing arrangements or acquire Shares from other sources, including pending exercise of the Over-allotment Option. Such stock borrowing arrangements may include arrangements agreed in principle between Citigroup and Anber Investments Limited, a wholly-owned subsidiary of Hopewell. For the purposes of these stock borrowing arrangements, a waiver has been granted by the Stock Exchange to Hopewell and Anber Investments Limited from strict compliance with Rule 10.07(l) of the Listing Rules which otherwise restricts the disposal of shares by controlling shareholders following a new listing. The waiver is granted subject to the conditions that:

(a) the maximum number of Shares to be borrowed from Anber will be limited to the maximum number of Shares which may be sold upon exercise of the Over-allotment Option;

(b) any Shares which may be made available to Citigroup (or its affiliate) pursuant to the stock borrowing arrangements will be made available on terms that the same number of Shares must be returned to Anber or its nominees (as the case may be) no later than three business days following the earlier of (i) the last date for exercising the Over-allotment Option, or (ii) the date on which the Over-allotment Option is exercised in full; and

(c) Anber will not receive any payment or benefit in respect of such stock borrowing arrangement and the stock borrowing arrangement entered into will be conducted in accordance with all applicable laws and regulatory requirements.

The possible stabilizing action which may be taken by Citigroup in connection with the Offering may involve (among other things) (i) over-allotment of Shares, (ii) purchases of Shares, (iii) establishing, hedging and liquidating positions in Shares, (iv) exercising the Over-allotment Option in whole or in part and/or (v) offering or attempting to do any of the foregoing.

Specifically, prospective applicants for and investors in Offer Shares should note that:

- Citigroup may, in connection with the stabilizing action, maintain a long position in the Shares;
- There is no certainty regarding the extent to which and the time period for which Citigroup will maintain such a position;
- Liquidation of any such long position by Citigroup may have an adverse impact on the market price of the Shares;
- No stabilizing action can be taken to support the price of the Shares for longer than the stabilizing period which will begin on the Listing Date following announcement of the Offer Price, and is expected to expire on 30th August, 2003, being the 30th day after the date expected to be the latest date for lodging applications under the Public Offer. After this date, when no further action may be taken to support the price of the Shares, demand for the Shares, and therefore the price of the Shares, could fall;
- The price of any security (including the Shares) cannot be assured to stay at or above its offer price by the taking of any stabilizing action; and
- Stabilizing bids may be made or transactions effected in the course of the stabilizing action at any price at or below the Offer Price, which means that stabilizing bids may be made or transactions effected at a price below the price paid by applicants for, or investors in, the Shares.

I. HOW TO APPLY FOR PUBLIC OFFER SHARES

You may apply for Public Offer Shares by using one of the following methods:

- Using a **WHITE** or **YELLOW** application form; or
- electronically instructing HKSCC via CCASS to cause HKSCC Nominees to apply for Public Offer Shares on your behalf.

1. Which application method to use

(a) ***WHITE application forms***

Use a **WHITE** application form if you want the Public Offer Shares issued in your own name.

(b) ***YELLOW application forms***

Use a **YELLOW** application form if you want the Public Offer Shares issued in the name of HKSCC Nominees and deposited directly into CCASS for credit to your CCASS investor participant stock account or your designated CCASS Participant's stock account.

(c) ***Instruct HKSCC via CCASS electronically to make an application on your behalf***

Instead of using a **YELLOW** application form, you may **electronically** instruct HKSCC via CCASS to cause HKSCC Nominees to apply for Public Offer Shares on your behalf. Any Public Offer Shares allocated to you will be registered in the name of HKSCC Nominees and deposited directly into CCASS for credit to your CCASS Investor Participant stock account or your designated CCASS Participant's stock account.

Note: The Public Offer Shares are not available to the directors or chief executive of the Company or any of its subsidiaries or existing beneficial owners of Shares, or associates of any of them (as the term "associates" is defined in the Listing Rules).

2. Where to collect the WHITE and YELLOW application forms

You can collect a **WHITE** application form and a prospectus from:

Citigroup Global Markets Asia Limited
20th Floor, Three Exchange Square
8 Connaught Place
Central
Hong Kong

or

BOCI Asia Limited
35th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong

or

BNP Paribas Peregrine Capital Limited
36th Floor, Asia Pacific Finance Tower
3 Garden Road
Central
Hong Kong

Daiwa Securities SMBC Hong Kong Limited
Level 26, One Pacific Place
88 Queensway
Hong Kong

or

J.P. Morgan Securities (Asia Pacific) Limited
25th Floor, Chater House
8 Connaught Road
Central
Hong Kong

Morgan Stanley Dean Witter Asia Limited
30th Floor, Three Exchange Square
Central
Hong Kong

or

CLSA Limited
18th Floor, One Pacific Place
88 Queensway
Hong Kong

ING Bank N.V.
39th Floor, One International Finance Centre
1 Harbour View Street
Central
Hong Kong

or

UOB Asia (Hong Kong) Limited
Suite 601, 6th Floor, Aon China Building
29 Queen's Road Central
Hong Kong

ICEA Capital Limited
42nd Floor
Jardine House
1 Connaught Place
Central
Hong Kong

or

Kim Eng Securities (Hong Kong) Ltd
Room 1901, Bank of America Tower
12 Harcourt Road
Central
Hong Kong

South China Securities Limited
28th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong

or

Sun Hung Kai International Limited
Level 12, One Pacific Place
88 Queensway
Hong Kong

VC CEF Capital Limited
38th Floor, The Centrium
60 Wyndham Street
Central
Hong Kong

or any of the following branches of Bank of China (Hong Kong) Limited:

Hong Kong Island	**Bank of China Tower Branch**	3/F, 1 Garden Road, Central
	Central District (Wing On House) Branch	71 Des Voeux Road Central
	Wan Chai Branch	395 Hennessy Road, Wan Chai
	North Point Branch	G/F., Roca Centre, 464 King's Road, North Point
	Taikoo Shing Branch	Shop G1012, Yiu Sing Mansion, Taikoo Shing
Kowloon	**Mong Kok (President Commercial Centre) Branch**	608 Nathan Road, Mong Kok
	Tsim Sha Tsui (Houston Centre) Branch	G/F., Houston Centre, 63 Mody Road, Tsim Sha Tsui
	Festival Walk Branch	Unit LG149, Festival Walk, Kowloon Tong
	Whampoa Garden Branch	Shop G8B, Site 1, Whampoa Garden, Hung Hom
	Kowloon Plaza Branch	Unit 1, Kowloon Plaza, 485 Castle Peak Road
	Hoi Yuen Road Branch	55 Hoi Yuen Road, Kwun Tong
New Territories	**Castle Peak Road (Tsuen Wan) Branch**	167 Castle Peak Road, Tsuen Wan
	Lucky Plaza Branch	G/F., Lucky Plaza, Wang Pok Street, Shatin
	East Point City Branch	Shop 187A, East Point City, Tseung Kwan O
	Ma On Shan Centre Branch	Shop A2, G/F Ma On Shan Centre, Sai Sha Road, Ma On Shan
	Castle Peak Road (Yuen Long) Branch	162 Castle Peak Road, Yuen Long

or any the following branches of The Bank of East Asia, Limited:

Hong Kong Island	**Kennedy Town Centre Branch**	Shop D, G/F, Kennedy Town Centre, 23 Belcher's Street
	Main Branch	10 Des Voeux Road Central
	Wanchai Branch	314-324 Hennessy Road
Kowloon	**Kwun Tong Branch**	7 Hong Ning Road
	Ma Tau Wei Road Branch	23-27 Ma Tau Wei Road
	Mongkok North Branch	G/F, Foon Shing Building, 732 Nathan Road, Mongkok
	Tsim Sha Tsui Branch	Shop A and B, Milton Mansion, No. 96 Nathan Road
New Territories	**Ha Kwai Chung Branch**	202 Hing Fong Road
	Tai Po Plaza Branch	Units 49-52, Level 1, Tai Po Plaza
	Tuen Mun Branch	Shop No. G16, G/F, Eldo Court Shopping Centre

You can collect a **YELLOW** application form and a prospectus from:

(1) the Depository Counter of HKSCC at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong; or

(2) the Customer Service Centre of HKSCC at Upper Ground Floor, V-Heun Building, 128-140 Queen's Road Central, Hong Kong; or

(3) your broker may have the application forms available.

3. How to complete the WHITE and YELLOW application forms

(a) There are detailed instructions on each application form. You should read these instructions carefully. If you do not follow the instructions your application may be rejected and returned by ordinary post together with the accompanying cheque(s) or banker's cashier order(s) to you (or the first-named applicant in case of joint applicant(s)) at your own risk at the address stated in the application form.

(b) If your application is made through a duly authorised attorney, Citigroup, in consultation with the Company as agent of the Company may accept your application at its discretion, and subject to any conditions they think fit, including evidence of the authority of your attorney. Citigroup in its capacity as agent for the Company has full discretion to reject or accept any application, in full or in part, without assigning any reason.

(c) In order for the **YELLOW** application forms to be valid:

(i) If the application is made through a designated CCASS Participant (other than a CCASS Investor Participant):

- the designated CCASS Participant or its authorised signatories must sign in the appropriate box; and
- the designated CCASS Participant must endorse the form with its company chop (bearing its company name) and insert its participant I.D. in the appropriate box.

(ii) If the application is made by an individual CCASS Investor Participant:

- the application form must contain the CCASS Investor Participant's full name and Hong Kong identity card number; and
- the CCASS Investor Participant must insert his participant I.D. and sign in the appropriate box in the application form.

(iii) If the application is made by a joint individual CCASS Investor Participant:

- the application form must contain all joint CCASS Investor Participants' names and the Hong Kong identity card numbers of all joint CCASS Investor Participants; and
- the participant I.D. must be inserted and the authorised signatory(ies) of the CCASS Investor Participant's stock account must sign in the appropriate box in the application form.

(iv) If the application is made by a corporate CCASS Investor Participant:

- the application form must contain the CCASS Investor Participant's company name and the Hong Kong business registration number; and
- the participant I.D. and company chop (bearing its company name) endorsed by its authorised signatories must be inserted in the appropriate box in the application form.

(v) Signature(s), number of signatories and form of chop, where appropriate in each **YELLOW** application form, should match with the records kept by HKSCC. Incorrect or incomplete details of the CCASS Participant or the omission or inadequacy of authorised signatory(ies) (if applicable), CCASS Participant I.D. or other similar matters may render the application invalid.

(vi) Nominees who wish to submit separate applications in their names on behalf of different beneficial owners are requested to designate on each application form in the box marked "For nominees" account numbers or other identification codes for each beneficial owner or, in the case of joint beneficial owners, for each such beneficial owner.

4. How to apply by giving electronic instructions to HKSCC via CCASS

(a) ***General***

CCASS Participants may give electronic application instructions to HKSCC to apply for Public Offer Shares and to arrange payment of the money due on application and payment of refunds. This will be in accordance with their participant agreements with HKSCC and the General Rules of CCASS and the CCASS Operational Procedures.

If you are a **CCASS Investor Participant**, you may give electronic application instructions through the CCASS Phone System by calling 2979 7888 or the CCASS Internet System at *https://ip.ccass.com* (using the procedures contained in "An Operating Guide for Investor Participants" in effect from time to time). HKSCC can also input electronic application instructions for you if you come to:

Customer Service Centre of HKSCC
at Upper Ground Floor, V-Heun Building
128-140 Queen's Road Central
Hong Kong

and complete an input request form.

Prospectuses are available for collection from the above address.

If you are **not a CCASS Investor Participant**, you may instruct your broker or custodian who is a CCASS Broker Participant or a CCASS Custodian Participant to give electronic application instructions via CCASS terminals to apply for Public Offer Shares on your behalf.

You are deemed to have authorised HKSCC and/or HKSCC Nominees to transfer the details of your application whether submitted by you or through your broker or custodian to the Company and its registrars.

(b) ***Effect of bad weather on the last subscription date***

The latest time for inputting your electronic application instructions is **12:00 noon** on **Thursday, 31 July, 2003, the last subscription date**. If a tropical cyclone warning signal number 8 or above, or a "black" rainstorm warning is in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon on the last subscription date, the last subscription date will be postponed to the next business day which does not have either of those warnings in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon.

(c) ***Minimum subscription amount and permitted multiples***

You may give electronic application instructions in respect of a minimum of 500 Public Offer Shares. Such instructions in respect of more than 500 Public Offer Shares must be in one of the multiples set out in the table on the application forms.

(d) *Multiple applications*

If you are suspected of having made multiple applications or if more than one application is made for your benefit, the number of Public Offer Shares applied for by HKSCC Nominees will be automatically reduced by the number of Public Offer Shares in respect of which you have given such instructions and/or in respect of which such instructions have been given for your benefit. Any electronic instructions to make an application for Public Offer Shares given by you or for your benefit to HKSCC shall be deemed to be an actual application. Please refer to the sub-section headed "How many applications you may make" below in this section for further details.

(e) *Allocation of Public Offer Shares*

For the purpose of allocating Public Offer Shares, HKSCC Nominees shall not be treated as an applicant. Instead, each CCASS Participant who gives electronic application instructions or each person for whose benefit each such instruction is given shall be treated as an applicant.

(f) *Personal data*

The section of the application form headed "Personal Data" applies to any personal data held by the Company and the registrars about you in the same way as it applies to personal data about applicants other than HKSCC Nominees.

(g) *Warning*

The subscription of Public Offer Shares by giving electronic application instructions to HKSCC is only a facility provided to CCASS Participants. Citigroup and the Company take no responsibility for the application and provide no assurance that any CCASS Participant will be allotted any Public Offer Shares.

To ensure that CCASS Investor Participants can give their electronic application instructions to HKSCC through the CCASS Phone System or CCASS Internet System, CCASS Investor Participants are advised not to wait until the last minute to input instructions. In the event that CCASS Investor Participants have problems connecting to the CCASS Phone System or CCASS Internet System to submit electronic application instructions, they should either (i) submit the **WHITE** or **YELLOW** application form; or (ii) go to HKSCC's Customer Service Centre to complete an application instruction input request form before 12:00 noon on Thursday, 31 July, 2003.

5. How many applications you may make

(a) **You may make more than one application for the Public Offer Shares if and only:**

If you are a nominee, you may make an application as a nominee by: (i) giving electronic application instructions to HKSCC via CCASS (if you are a CCASS Participant); or (ii) using a **WHITE** or **YELLOW** application form, and lodge more than one application in your own name on behalf of different beneficial owners. In the box on the application form marked "For nominees", you must include:

- an account number; or
- some other identification code

for each beneficial owner. If you do not include this information, the application will be treated as being for your own benefit.

Otherwise, multiple applications are not allowed.

(b) Multiple applications or suspected multiple applications will be rejected. Save as referred to above, all of your applications will be rejected as multiple applications if you, or you and joint applicants together:

- make more than one application (whether individually or jointly with others) on a **WHITE** or **YELLOW** application form or by giving **electronic** application instructions to HKSCC via CCASS (if you are a CCASS Investor Participant or applying through a CCASS Broker or Custodian Participant); or
- apply on one **WHITE** or **YELLOW** application form or by giving **electronic** application instructions to HKSCC via CCASS (if you are a CCASS Investor Participant or applying through a CCASS Broker or Custodian Participant) for more than 50% of the total number of the Public Offer Shares initially made available for subscription by the public in Hong Kong; or
- receive any Shares under the International Offer; or
- have indicated any interest for any Shares under the International Offer.

(c) **All** of your applications will also be rejected as multiple applications if more than one application is made for **your benefit** (including the part of the application made by HKSCC Nominees acting on electronic application instructions).

If an application is made by an unlisted company and

- the only business of that company is dealing in securities; and
- you exercise statutory control over that company

then the application will be treated as being for your benefit.

Unlisted company *means a company with no equity securities listed on the Stock Exchange.*

Statutory control *means you:*

- *control the composition of the board of directors of that company; or*
- *control more than half the voting power of that company; or*
- *hold more than half the issued share capital of that company (not counting any part of it which carries no right to participate beyond a specified amount in a distribution of either profits or capital).*

6. When to apply for Public Offer Shares

(a) ***WHITE or YELLOW application forms***

Completed **WHITE** or **YELLOW** application forms, with payment attached, must be lodged by **12:00 noon** on Thursday, 31 July, 2003, or, if the application lists are not open on that day, by the time and date stated in paragraph (d) below.

Your completed application form, with one cheque or one banker's cashier order attached, should be deposited in the special collection boxes provided at any branches of Bank of China (Hong Kong) Limited and The Bank of East Asia, Limited listed above at the following times:

Monday, 28 July, 2003 — 9:00 a.m. to 4:00 p.m.
Tuesday, 29 July, 2003 — 9:00 a.m. to 4:00 p.m.
Wednesday, 30 July, 2003 — 9:00 a.m. to 4:00 p.m.
Thursday, 31 July, 2003 — 9:00 a.m. to 12:00 noon

(b) *Electronic application instructions to HKSCC via CCASS*

CCASS Participants should input electronic application instructions at the following times:

Monday, 28 July, 2003 — 9:00 a.m. to 7:00 p.m.
Tuesday, 29 July, 2003 — 9:00 a.m. to 7:00 p.m.
Wednesday, 30 July, 2003 — 9:00 a.m. to 7:00 p.m.
Thursday, 31 July, 2003 — 9:00 a.m. to 12:00 noon

The latest time for inputting your electronic application instructions via CCASS (if you are a CCASS Participant) is 12:00 noon on Thursday, 31 July, 2003, or if the application lists are not open on that day, by the time and date stated in paragraph (d) below.

(c) *Application lists*

The application lists will be open from 11:45 a.m. to 12:00 noon on Thursday, 31 July, 2003.

The application for the Public Offer Shares will not be processed and no allotment of any such Public Offer Shares will be made until the closing of the application lists. No allocation of any of the Public Offer Shares will be made later than Wednesday, 27 August, 2003.

(d) *Effect of bad weather on the opening of the application lists*

The application lists will not open if there is:

- a tropical cyclone warning signal number 8 or above, or
- a "black" rainstorm warning signal

in force at any time between 9:00 a.m. and 12:00 noon on Thursday, 31 July, 2003. Instead, the application lists will be open between 11:45 a.m. and 12:00 noon on the next business day which does not have either of those warnings in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon.

Business day means a day that is not a Saturday, Sunday or public holiday in Hong Kong.

II. GENERAL

1. How much to pay for the Offer Shares

You must pay the maximum Offer Price of HK$4.75, together with brokerage of 1%, the Stock Exchange trading fee of 0.005%, the SFC transaction levy of 0.005% and an investor compensation levy of 0.002% in full when you apply for the Shares. This means that for a board lot of 500 Shares, you will pay HK$2,399.04. The application forms have tables showing the exact amount payable for multiples of Shares applied for up to 200,000 Shares.

If your application is successful, brokerage is paid to participants of the Stock Exchange, the Stock Exchange trading fee is paid to the Stock Exchange, the SFC transaction levy and investor compensation levy is paid to the SFC.

If the Offer Price as finally determined is less than the maximum Offer Price, appropriate refund payments (including brokerage, the Stock Exchange trading fee, the SFC transaction levy and investor compensation levy attributable to the surplus application monies) will be made to successful applicants without interest.

2. Commencement of dealings in the Shares and the Warrants on the Stock Exchange

Dealings in the Shares and the Warrants on the Stock Exchange are expected to commence on 6 August, 2003. Shares will be traded on the Stock Exchange in board lots of 500 each and the Warrants will be traded in board lots of 500 Warrants each. The stock codes of the Shares and the Warrants, respectively will be 737 and 951.

3. Shares and Warrants will be eligible for admission into CCASS

If the Stock Exchange grants the listing of and permission to deal in the Shares in issue and to be issued and the Warrants to be issued, as mentioned in this prospectus, and the Company complies with the stock admission requirements of HKSCC, the Shares and the Warrants will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the Shares and the Warrants on the Stock Exchange or any other date as determined by HKSCC. Investors should seek the advice of their stockbroker or other professional adviser for details of those settlement arrangements as such arrangements will affect their rights and interests.

Settlement of transactions between participants of the Stock Exchange is required to take place in CCASS on the second business day after any trading day.

All necessary arrangements have been made for the Shares and the Warrants to be admitted into CCASS.

All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

4. Publication of results

For details please refer to the sub-section "Further Terms and Conditions of the Public Offer — Publication of Results".

1. GENERAL

(a) If you apply for the Public Offer Shares in the Public Offer, you will be agreeing with the Company and Citigroup (on behalf of the Public Offer Underwriters) as set out below.

(b) If you electronically instruct HKSCC via CCASS to cause HKSCC Nominees to apply for the Public Offer Shares on your behalf, you will have authorised HKSCC Nominees to apply on the terms and conditions set out below, as supplemented and amended by the terms and conditions applicable to the relevant application method.

(c) In this section, references to "you", "applicants", "joint applicants" and other like references shall, if the context so permits, include references to both nominees and principals on whose behalf HKSCC Nominees are applying for the Public Offer Shares; and references to the making of an application shall, if the context so permits, include references to making applications electronically by giving instructions to HKSCC.

(d) Applicants should read carefully this prospectus, including other terms and conditions of the Public Offer, and the terms and conditions set out in the relevant application form or imposed by HKSCC (as the case may be) prior to making an application.

2. OFFER TO PURCHASE THE PUBLIC OFFER SHARES

(a) You offer to purchase from the Company at the Offer Price the number of the Public Offer Shares indicated in your application form or inputted via CCASS electronically as the case may be (or any smaller number in respect of which your application is accepted) on the terms and conditions set out in this prospectus and the relevant application form.

(b) For applicants using application forms, a refund cheque in respect of the surplus application monies (if any) representing the Public Offer Shares applied for but not allocated to you and representing the difference (if any) between the final Offer Price and the maximum Offer Price (including brokerage, the Stock Exchange trading fee, the SFC transaction levy and investor compensation levy attributable thereto), is expected to be sent to you at your own risk to the address stated on your application form on or before Tuesday, 5 August, 2003.

Details of the procedure for refunds relating to each of the Public Offer methods are contained below in the paragraphs headed "If your application for the Public Offer Shares is successful (in whole or in part)" and "Refund of your money" in this section.

(c) Any application may be rejected in whole or in part.

(d) Applicants under the Public Offer should note that in no circumstances (save for those provided under section 40 of the Companies Ordinance (as applied by section 342E of the Companies Ordinance)) can applications be withdrawn once submitted. For the avoidance of doubt, the Company and all other parties involved in the preparation of this prospectus acknowledge that each CCASS Participant who gives, or causes to give, electronic application instructions to HKSCC via CCASS is a person who may be entitled to compensation under section 40 of the Companies Ordinance (as applied by section 342E of the Companies Ordinance).

3. ACCEPTANCE OF YOUR OFFER

(a) The Public Offer Shares will be allocated after the application lists close. The Company expects to announce the final number of Public Offer Shares, the level of applications under the Public Offer, the basis of allocations of the Public Offer Shares and the Hong Kong identity card/passport/business registration numbers of successful applicants under the Public Offer in South China Morning Post (in English), the Hong Kong Economic Journal (in Chinese) and the Hong Kong Economic Times (in Chinese) on 5 August, 2003.

(b) The Company may accept your offer to purchase (if your application is received, valid, processed and not rejected) by announcing the basis of allocations and/or making available the results of allocations publicly.

(c) If the Company accepts your offer to purchase (in whole or in part), there will be a binding contract under which you will be required to purchase the Public Offer Shares in respect of which your offer has been accepted if the conditions of the Offering are satisfied or the Offering is not otherwise terminated. Further details are contained in the section headed "Structure of the Offering".

(d) You will not be entitled to exercise any remedy of rescission for innocent misrepresentation at any time after acceptance. This does not affect any other right you may have.

4. EFFECT OF MAKING ANY APPLICATION

(a) By making any application, you (and if you are joint applicants, each of you jointly and severally) for yourself or as agent or nominee and on behalf of each person for whom you act as agent or nominee:

- **Instruct** and **authorise** the Company and Citigroup (or their respective agents or nominees) as agents of the Company to execute any transfer forms, contract notes or other documents on your behalf and to do on your behalf all other things necessary to effect registration of any Public Offer Shares allotted to you in your name(s) or HKSCC Nominees, as the case may be, as required by the Articles of Association of the Company and otherwise to give effect to the arrangements described in this prospectus and the relevant application form;
- **undertake** to sign all documents and to do all things necessary to enable you or HKSCC Nominees, as the case may be, to be registered as the holder of the Public Offer Shares allocated to you, and as required by the Articles of Association of the Company;
- **represent, warrant** and **undertake** that you are not within the United States (within the meaning of Regulation S under the US Securities Act);
- **confirm** that you have received a copy of this prospectus and have only relied on the information and representations contained in this prospectus in making your application, and not on any other information or representation concerning the Company and you agree that neither the Company, Citigroup, the Underwriters and other parties involved in the Offering nor any of their respective directors, officers, employees, partners, agents or advisers will have any liability for any such other information or representations;
- **agree** (without prejudice to any other rights which you may have) that once your application has been accepted, you may not rescind it because of an innocent misrepresentation and you may not revoke it other than as provided in this prospectus;
- (if the application is made for your own benefit) **warrant** that the application is the only application which will be made for your benefit on a **WHITE** or **YELLOW** application form or by giving electronic application instructions to HKSCC via CCASS;

- (if the application is made by an agent on your behalf) **warrant** that you have validly and irrevocably conferred on your agent all necessary power and authority to make the application;
- (if you are an agent for another person) **warrant** that the application is the only application which will be made for the benefit of that other person on a **WHITE** or **YELLOW** application form or by giving electronic application instructions to HKSCC via CCASS, and that you are duly authorised to sign the application form or to give electronic application instruction as that other person's agent;
- **undertake** and **confirm** that you (if the application is made for your benefit) or the person(s) for whose benefit you have made the application have not applied for or taken up or indicated an interest in or received or been placed or allocated (including conditionally and/or provisionally) and will not apply for or take up or indicate any interest in any of the International Offer Shares in the International Offer, nor otherwise participated in the International Offer;
- **warrant** the truth and accuracy of the information contained in your application;
- **agree** to disclose to the Company, Citigroup, the Underwriters and their respective agents any information about you which they require or the person(s) for whose benefit you have made the application;
- **agree** that your application, any acceptance of it and the resulting contract will be governed by and construed in accordance with the laws of Hong Kong;
- **undertake** and **agree** to accept the Public Offer Shares applied for, or any lesser number allocated to you under the application;
- **authorise** the Company to place your name(s) or HKSCC Nominees, as the case may be, on the register of members of the Company as the holder(s) of any Public Offer Shares allocated to you, and the Company and/or its agents to send any share certificate(s) (where applicable) and/or any refund cheque (where applicable) to you or (in case of joint applicants) the first-named applicant in the application form by ordinary post at your own risk to the address stated on your application form (except that if you have applied for 1,000,000 Public Offer Shares or more and have indicated in your application form that you will collect your share certificates and refund cheques (if any) in person, you can collect your share certificate(s) and/or refund cheque (where applicable) in person between 9:00 am and 1:00 pm on Tuesday, 5 August, 2003 from Computershare Hong Kong Investor Services Limited);
- **understand** that these declarations and representations will be relied upon by the Company and Citigroup in deciding whether or not to allocate any Public Offer Shares in response to your application;
- if the laws of any place outside Hong Kong are applicable to your application, you **agree** and **warrant** that you have complied with all such laws and none of the Company, Citigroup, the Underwriters and the other parties involved in the Offering nor any of their respective directors, employees, partners, agents, officers or advisers will infringe any laws outside Hong Kong as a result of the acceptance of your offer to purchase, or any actions arising from your rights and obligations under the terms and conditions contained in this prospectus.

(b) If you apply for the Public Offer Shares using a **YELLOW** application form, in addition to the confirmations and agreements referred to in (a) above you (and if you are joint applicants, each of you jointly and severally) are deemed to do the following:

- **agree** that any Public Offer Shares allocated to you shall be registered in the name of HKSCC Nominees and deposited directly into CCASS operated by HKSCC for credit to your CCASS Investor Participant stock account or the stock account of your designated CCASS Participant, in accordance with your election on the application form;
- **agree** that each of HKSCC and HKSCC Nominees reserves the right at its absolute discretion (i) not to accept any or part of the Public Offer Shares allocated to you in the name of HKSCC Nominees or not to accept such Public Offer Shares for deposit into CCASS; (ii) to cause such Public Offer Shares to be withdrawn from CCASS and transferred into your name (or, if you are joint applicants, to the name of the first-named applicant) at your own risk and costs; (iii) to cause such allotted Public Offer Shares to be issued in your name (or, if you are a joint applicant, in the name of the first-named applicant) and in such a case, to post the certificates for such allotted Public Offer Shares at your own risk to the address on the application form by ordinary post or to make available the same for your collection;
- **agree** that each of HKSCC and HKSCC Nominees may adjust the number of Public Offer Shares allocated to you and issued in the name of HKSCC Nominees;
- **agree** that neither HKSCC nor HKSCC Nominees shall have any liability for the information and representations not so contained in this prospectus and the application form;
- **agree** that neither HKSCC nor HKSCC Nominees shall be liable to you in any way.

(c) In addition, by giving electronic application instructions to HKSCC or instructing your broker or custodian who is a CCASS Broker Participant or a CCASS Custodian Participant to give such instructions to HKSCC via CCASS, you (and if you are joint applicants, each of you jointly and severally) are deemed to do the following additional things and neither HKSCC nor HKSCC Nominees will be liable to the Company nor any other person in respect of such things or the breach of the terms and conditions of the **WHITE** application form or this prospectus:

- **instruct** and **authorise** HKSCC to cause HKSCC Nominees (acting as nominee for the CCASS Participants) to apply for the Public Offer Shares on your behalf;
- **instruct** and **authorise** HKSCC to arrange payment of the maximum Offer Price, brokerage, the Stock Exchange trading fee, the SFC transaction levy and investor compensation levy by debiting your designated bank account and, in the case of wholly or partly unsuccessful applications and/or if the final Offer Price is less than the maximum Offer Price of HK$4.75, refund the appropriate portion of the application money by crediting your designated bank account;
- (in addition to the confirmations and agreements set out in paragraph (a) above) **instruct** and **authorise** HKSCC to cause HKSCC Nominees to do on your behalf all the things which it is stated to be done on your behalf in the **WHITE** application form and the following:
  - **agree** that the Public Offer Shares to be allocated shall be registered in the name of HKSCC Nominees and deposited directly into CCASS for credit to your CCASS Investor Participant stock account or the stock account of the CCASS Participant who has inputted electronic application instructions on your behalf;
  - **undertake** and **agree** to accept the Public Offer Shares in respect of which you have given electronic application instructions or any lesser number;

- (if the electronic application instructions are given for your own benefit) **declare** that only one set of electronic application instructions has been given for your benefit;
- (if you are an agent for another person) **declare** that you have given only one set of electronic application instructions for the benefit of that other person, and that you are duly authorised to give those instructions as that other person's agent;
- **understand** that the above declaration will be relied upon by the Company and Citigroup in deciding whether or not to make any allocation of the Public Offer Shares in respect of the electronic application instructions given by you and that you may be prosecuted if you make a false declaration;
- **authorise** the Company to place the name of HKSCC Nominees on the register of members of the Company as the holder of the Public Offer Shares allocated in respect of your electronic application instructions and to send share certificates and/or refund money in accordance with arrangements separately agreed between the Company and HKSCC;
- **confirm** that you have read the terms and conditions and application procedures set out in this prospectus and agree to be bound by them;
- **confirm** that you have only relied on the information and representations in this prospectus in giving your electronic application instructions or instructing your CCASS Broker Participant or CCASS Custodian Participant to give electronic application instructions on your behalf;
- **agree** (without prejudice to any other rights which you may have) that once the application of HKSCC Nominees has been accepted, the application cannot be rescinded for innocent misrepresentation and you may not revoke it other than as provided in this prospectus;
- **agree** to disclose your personal data to Citigroup, the Company, the Underwriters, the share registrars, receiving bankers, agents and advisers and any information about you which they require;
- **agree** that you cannot revoke electronic application instructions before Wednesday, 27 August, 2003, such agreement to take effect as a collateral contract with the Company and to become binding when you give the instructions and such collateral contract to be in consideration of the Company agreeing that it will not offer any Public Offer Shares to any person before Wednesday, 27 August, 2003, except by means of one of the procedures referred to in this prospectus. However, you may revoke the instructions on or before Wednesday, 27 August, 2003 if a person responsible for this prospectus under section 40 of the Companies Ordinance (as applied by section 342E of the Companies Ordinance) gives a public notice under that section which excludes or limits the responsibility of that person for this prospectus;
- **agree** that once the application of HKSCC Nominees is accepted, neither that application nor your electronic application instructions can be revoked and that acceptance of that application will be evidenced by the results of the Public Offer made available by the Company; and
- **agree** to the arrangements, undertakings and warranties specified in the participant agreement between you and HKSCC, read with the General Rules of CCASS and the CCASS Operational Procedures, in respect of the giving of electronic application instructions relating to the Public Offer Shares.

(d) The Company, Citigroup, the Underwriters, other parties involved in the Offering and their respective directors, officers, employees, partners, agents and advisers are entitled to rely on any warranty, representation or declaration made by you in your application.

(e) All the warranties, representations, declarations and obligations expressed to be made, given or assumed by or imposed on the joint applicants shall be deemed to have been made, given or assumed by or imposed on the applicants jointly and severally.

5. CIRCUMSTANCES IN WHICH YOU WILL NOT BE ALLOTTED PUBLIC OFFER SHARES

Full details of the circumstances in which you will not be allotted Public Offer Shares are set out in the notes attached to the application forms, and you should read them carefully. You should note in particular the following eight situations in which Public Offer Shares will not be allotted to you.

(a) **Full discretion to reject or accept**

The Company and Citigroup in its capacity as agent for the Company, or their respective agents, have full discretion to reject or accept any application, in whole or in part, without assigning any reason therefor.

(b) **If your application is revoked or withdrawn:**

By completing an application form or submitting electronic application instructions to HKSCC you agree that you cannot revoke your application on or before Wednesday, 27 August, 2003. This agreement will take effect as a collateral contract with the Company, and will become binding when you lodge your application form or submit your electronic application instructions to HKSCC. This collateral contract will be in consideration of the Company agreeing that it will not offer any Public Offer Shares to any person before Wednesday, 27 August, 2003 except by this prospectus.

You may only revoke your application earlier than the end of Wednesday, 27 August, 2003 if a person responsible for this prospectus under section 40 (as applied by section 342E) of the Companies Ordinance gives a public notice under that section which excludes or limits the responsibility of that person for this prospectus.

If any supplement to this prospectus is issued, applicant(s) who have already submitted an application may or may not (depending on the information contained in the supplement) be notified that they can withdraw their applications. If applicant(s) have not been so notified, or if applicant(s) have been notified but have not withdrawn their applications in accordance with the procedure to be notified, all applications that have been submitted remain valid and may be accepted. Subject to the above, an application once made is irrevocable and applicants shall be deemed to have applied on the basis of this prospectus as supplemented.

For the avoidance of doubt, the Company and all other parties involved in the preparation of this prospectus acknowledge that each CCASS Participant who gives, or causes to give, electronic application instructions is a person who may be entitled to compensation under section 40 of the Companies Ordinance (as applied by section 342E of the Companies Ordinance).

If your application has been accepted, it cannot be revoked or withdrawn. Acceptance of application will be constituted by notification to the press of the basis of allocation and, where such basis of allocation is subject to certain conditions or provides for allocation by ballot, such acceptance will be subject to satisfaction of such conditions or the results of such ballot, respectively.

(c) **If the allotment of Public Offer Shares is void:**

Your allotment of Public Offer Shares and the allotment to HKSCC Nominees, if made, will be void if the Listing Committee does not grant permission to list the Shares either:

- within three weeks from the closing of the application lists; or
- within a longer period of up to six weeks if the Listing Committee notifies the Company of that longer period within three weeks of the closing of the lists.

(d) **Multiple Applications and allotment of International Offer Shares:**

Your application will be rejected if:

- you make multiple applications or suspected multiple applications; or
- you or the person for whose benefit you are applying have been allotted International Offer Shares.

By filling in the **WHITE** or **YELLOW** application form, you agree not to apply for Shares under the International Offer. The Directors and the Underwriters will take reasonable steps to identify and reject applications under the Public Offer from investors who have received Shares in the International Offer and to identify and reject indications of interest in the International Offer from investors who have received Shares in the Public Offer.

(e) **Incorrect payment**

You will not receive any allotment of Public Offer Shares if your payment is not made correctly.

(f) **If your application or HKSCC Nominee's application is not accepted:**

Your application or HKSCC Nominee's application will not be accepted if:

- the Public Offer Underwriting Agreement and the International Underwriting Agreement do not become unconditional; or
- either the Public Offer Underwriting Agreement or the International Underwriting Agreement is terminated in accordance with its terms.

(g) **Application form not filled in correctly**

Your application will be rejected if your application form is not filled in correctly in accordance with the instructions.

(h) **Dishonoured cheque or banker's cashier order**

Your application will be rejected if you pay by cheque or banker's cashier order and the cheque or banker's cashier order is dishonoured on its first presentation.

You should also note that if you are giving electronic application instructions to HKSCC via CCASS to apply for Public Offer Shares on your behalf, you will also not be allotted any Public Offer Shares if HKSCC Nominee's application is not accepted.

6. PUBLICATION OF RESULTS

The Company expects to announce the Offer Price, the general level of indication of interest in the International Offer, the results of applications and basis of allotment of the Public Offer Share and the Hong Kong identity card/passport/Hong Kong business registration numbers of successful applicants under the Public Offer on Tuesday, 5 August, 2003 in the South China Morning Post (in English), the Hong Kong Economic Journal (in Chinese) and the Hong Kong Economic Times (in Chinese).

7. IF YOUR APPLICATION FOR THE PUBLIC OFFER SHARES IS SUCCESSFUL (IN WHOLE OR IN PART)

The Company will not issue temporary documents of title. No receipt will be issued for application money paid.

Share certificates will only become valid certificates of title provided that the Public Offer has become unconditional and not having been terminated in accordance with its terms.

(a) If you are applying using a WHITE application form and you elect to receive any share certificate(s) in your name:

If you have applied for 1,000,000 Public Offer Shares or above on a **WHITE** application form and have indicated on your application form that you will collect your share certificate(s) and/or refund cheque (if any) in person and have provided all information required by your application form, you may collect it/them in person from:

Computershare Hong Kong Investor Services Limited
Rooms 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

between 9:00 am and 1:00 pm on the date notified by the Company in the newspapers as the date of despatch of share certificate(s) and refund cheque(s). The date of despatch is expected to be on Tuesday, 5 August, 2003.

Applicants being individuals who have applied for 1,000,000 Public Offer Shares or above and have opted for personal collection must not authorise any other person to make their collection on their behalf. Applicants must show their identification documents (which must be acceptable to Computershare Hong Kong Investor Services Limited) to collect share certificates and/or refund cheques. Applicants being corporations which have opted for personal collection must attend by their authorised representatives bearing letters of authorisation from their corporations stamped with the corporations' chops. Their authorised representatives must produce at the time of collection evidence of identity acceptable to Computershare Hong Kong Investor Services Limited.

If you do not collect your share certificate(s) and/or refund cheque (if any), they will be sent to the address on your **WHITE** application form in the afternoon on the date of despatch, by ordinary post and at your own risk.

If you have applied for 1,000,000 Public Offer Shares or above and have not indicated on your application form that you will collect your share certificates and refund cheque (if any) in person, or if you have applied for less than 1,000,000 Public Offer Shares, then your share certificates and refund cheque (if any) will be sent to the address on your **WHITE** application form on the date of despatch, by ordinary post and at your own risk.

(b) If (i) you are applying on a YELLOW application form or (ii) you are giving electronic application instructions to HKSCC via CCASS, and in each case you elect to have allocated Public Offer Shares deposited directly into CCASS:

Your share certificate(s) will be issued in the name of HKSCC Nominees and deposited into CCASS for credit to your CCASS Investor Participant stock account or the stock account of your designated CCASS Participant as instructed by you (on your **YELLOW** application form or via CCASS electronically, as the case may be), at the close of business on Tuesday, 5 August, 2003, or in the event of a contingency, on any other date as shall be determined by HKSCC or HKSCC Nominees.

If you are applying on a YELLOW application form:

(i) If you are applying through a designated CCASS Participant (other than a CCASS Investor Participant):

- for Public Offer Shares credited to the stock account of your designated CCASS Participant (other than a CCASS Investor Participant), you can check the number of Public Offer Shares allocated to you with that CCASS Participant.

(ii) If you are applying as a CCASS Investor Participant:

- the Company expects to publish the results of CCASS Investor Participants' applications together with the results of the Offering in the newspapers on Tuesday, 5 August, 2003. You should check the announcement published by the Company and report any discrepancies to HKSCC before 5:00 p.m. on Tuesday, 5 August, 2003 or such other date as shall be determined by HKSCC or HKSCC Nominees. On Wednesday, 6 August, 2003, you can check your new account balance via the CCASS Phone System and CCASS Internet System (under the procedures contained in HKSCC's "An Operating Guide for Investor Participants" in effect from time to time). HKSCC will also mail to you an activity statement showing the number of Public Offer Shares credited to your stock account.

If you have applied for 1,000,000 Public Offer Shares or above and have indicated on your application form that you will collect your refund cheque (if any) in person, the procedures set out under (a) above will apply in relation to the refund cheque.

If you have applied for 1,000,000 Public Offer Shares or above and have not indicated on your application form that you will collect your refund cheque (if any) in person, or if you have applied for less than 1,000,000 Public Offer Shares, your refund cheque (if any) will be sent to the address on your application form on the date of despatch, which is expected to be on Tuesday, 5 August, 2003, by ordinary post and at your own risk.

If you have given electronic application instructions to HKSCC via CCASS:

- The Company will publish **the application results of CCASS Participants** (and where the CCASS Participant is a broker or custodian, the Company shall include information relating to the beneficial owner (where supplied)), your Hong Kong identity card/passport number or other identification code (Hong Kong business registration number for corporations) and the basis of allotment of the Public Offer, in the newspapers on Tuesday, 5 August, 2003. You should check the announcement published by the Company and report any discrepancies to HKSCC before 5:00 p.m. on Tuesday, 5 August, 2003 or any other date HKSCC or HKSCC Nominees chooses.

If you are instructing your broker or custodian to give electronic application instructions on your behalf, you can also check the number of Public Offer Shares allocated to you and the amount of refund (if any) payable to you with that broker or custodian.

If you are applying as a CCASS Investor Participant, you can also check the number of Public Offer Shares allotted to you and the amount of refund (if any) payable to you, and your new account balance, via the CCASS Phone System and CCASS Internet System respectively on Tuesday, 5 August, 2003 and Wednesday, 6 August, 2003 (the next day following the credit of the Public Offer Shares to your stock account and the credit of refund money (if any) to your designated bank account). HKSCC will mail to you activity statement(s) showing the number of Public Offer Shares credited to your stock account and the amount of refund credited to your designated bank account (if any).

8. REFUND OF YOUR MONEY

If you do not receive any Public Offer Shares for any of the above reasons in the sub-section headed "Circumstances in which you will not be allotted Public Offer Shares", the Company will refund your application monies (including the related brokerage, Stock Exchange trading fee, SFC transaction levy and investor compensation levy attributable thereto). No interest will be paid thereon (all interest will be retained for the benefit of the Company). If your application is accepted only in part, the Company will refund the appropriate portion of your application monies (including the related brokerage, the Stock Exchange trading fee, the SFC transaction levy and investor compensation levy attributable thereto) without interest.

If the Offer Price (as finally determined) is less than the maximum Offer Price of HK$4.75 per Share paid on application, the surplus subscription monies (including the related brokerage, the Stock Exchange trading fee, the SFC transaction levy and investor compensation levy attributable thereto) will be refunded to you without interest.

If you are a CCASS Participant subscribing for Public Offer Shares by giving electronic application instructions to HKSCC via CCASS, all refunds will be credited to your designated bank account or the designated bank account of your broker or custodian on Tuesday, 5 August, 2003.

The following is the text of a report prepared for the purpose of incorporation in this prospectus received from the reporting accountants of the Company, Deloitte Touche Tohmatsu, Certified Public Accountants, Hong Kong:

德勤 • 關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

執業會計師
香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

28 July, 2003

The Directors
Hopewell Highway Infrastructure Limited
Citigroup Global Markets Asia Limited

Dear Sirs,

We set out below our report on the financial information (the "Financial Information") regarding Hopewell Highway Infrastructure Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") for each of the three years ended 30 June, 2002 and the ten months ended 30 April, 2003 (the "Relevant Periods") for inclusion in the prospectus of the Company dated 28 July, 2003 (the "Prospectus").

The Company was incorporated in the Cayman Islands on 14 January, 2003 as an exempted company with limited liability under the Companies Law of the Cayman Islands. Pursuant to a group reorganisation, further details of which are set out in the section headed "Corporate Reorganisation" in Appendix IX to the Prospectus (the "Corporate Reorganisation"), the Company became the holding company of the following subsidiaries on 30 June, 2003.

As at the date of this report, the Company has the following subsidiaries and jointly controlled entities:

Subsidiaries

Name of company	Place and date of incorporation/ establishment	Issued and fully paid share/ registered capital	Attributable equity interest held	Principal activity
Jetgold Limited ("Jetgold")	British Virgin Islands 5 March, 2003	Ordinary shares US$1	100%	Investment holding
Kingnice Limited ("Kingnice")	British Virgin Islands 12 March, 2003	Ordinary shares US$20,000	97.5%	Investment holding
Fan Wai Properties Limited ("Fan Wai")	British Virgin Islands 21 June, 1993	Ordinary shares US$1	97.5%	Investment funding
Most Top Limited ("Most Top")	British Virgin Islands 4 January, 1994	Ordinary shares US$1	100%	Investment funding

Name of company	Place and date of incorporation/ establishment	Issued and fully paid share/ registered capital	Attributable equity interest held	Principal activity
廣東合和廣珠高速公路發展有限公司 Guangdong Hopewell Guangzhou-Zhuhai Superhighway Development Limited ("HHI West Co")	The People's Republic of China (the "PRC") 5 May, 1993	Registered capital RMB600,000,000	100%	Investment in expressway project
Hopewell China Development (Superhighway) Limited ("HHI GS Superhighway Co")	Hong Kong 30 October, 1981	Ordinary shares HK$2 Non-voting deferred shares HK$4	97.5% of issued ordinary share capital	Investment in expressway project
Hopewell Guangzhou Ring Road Limited ("HHI Ring Road Co")	British Virgin Islands 6 October, 1992	Ordinary share US$1	100%	Investment in expressway project
Hopewell Guangzhou-Zhuhai Superhighway Development Limited ("HHI West HK Co")	Hong Kong 3 September, 1992	Ordinary shares HK$2 Non-voting deferred shares HK$2	100% of issued ordinary share capital	Investment in expressway project
Wilberforce International Limited ("Wilberforce")	British Virgin Islands 16 May, 1994	Ordinary shares US$20,000	100%	Investment holding
Yager International Limited ("Yager")	British Virgin Islands 21 September, 1994	Ordinary shares US$20,000	100%	Investment holding

All the above subsidiaries are indirectly held by the Company except for Jetgold, Yager and Wilberforce which are directly held by the Company.

Jointly controlled entities

Name of company	Place and date of establishment	Registered capital	Principal activity
廣深珠高速公路有限公司 Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited ("GS Superhighway JV")	The PRC 27 April, 1988	RMB471,000,000	Development, operation and management of an expressway
廣州東南西環高速公路有限公司 Guangzhou E-S-W Ring Road Company Limited ("Ring Road JV")	The PRC 26 December, 1992	US$55,000,000	Development, operation and management of an expressway

GS Superhighway JV and Ring Road JV are both Sino-foreign co-operative joint venture enterprises established under the PRC law. Pursuant to the joint venture agreements entered into between the relevant subsidiaries and the corresponding joint venture partners, no party has the ability to exert unilateral control. These joint venture agreements generally provide for repayment of the original registered capital contributed by each joint venture partner. GS Superhighway JV provides for return on the original registered capital at rates determined in the joint venture agreement. The principal terms of the joint venture agreements of these jointly controlled entities are set out in note 14 of section A of this report.

No audited financial statements have been prepared for the Company, Jetgold and Kingnice since their respective dates of incorporation as they have not carried on any business, other than the transactions related to the Corporate Reorganisation. For the purpose of this report, we have, however, reviewed all the relevant transactions of these companies since their respective dates of incorporation to the date of this report.

No audited financial statements have been prepared for Fan Wai, Most Top, Wilberforce and Yager since their respective dates of incorporation as there is no statutory requirement for these entities to prepare audited financial statements. For the purpose of this report, we have carried out independent audit procedures in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants (the "Auditing Standards") on the management accounts of these companies for the Relevant Periods.

The statutory financial statements of HHI West Co, GS Superhighway JV and Ring Road JV were prepared in accordance with the relevant accounting principles and financial regulations applicable to the enterprises established in the PRC and were audited by the following certified public accountants registered in the PRC:

Name of entities	Financial period	Auditors
HHI West Co	Each of the four years ended 31 December, 2002	廣東正中珠江會計師事務所 GP Certified Public Accountants
GS Superhighway JV	Each of the four years ended 31 December, 2002	廣東正中珠江會計師事務所 GP Certified Public Accountants
Ring Road JV	Each of the four years ended 31 December, 2002	廣州羊城會計師事務所有限公司 Guangzhou Yangcheng Certified Public Accountants Co. Ltd.

For the purpose of this report, we have carried out independent audit procedures in accordance with the Auditing Standards on the management accounts of HHI West Co and the jointly controlled entities for the Relevant Periods, prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

We have acted as auditors of HHI GS Superhighway Co, HHI Ring Road Co and HHI West HK Co for the three years ended 30 June, 2002. For the purpose of this report, we have performed independent audit procedures in accordance with the Auditing Standards in respect of the management accounts of these companies for the ten months ended 30 April, 2003.

We have examined the audited financial statements or, where appropriate, the management accounts (collectively referred to as the "Underlying Financial Statements") of the companies comprising the Group and the jointly controlled entities for the Relevant Periods, or since their respective dates of incorporation/registration to 30 April, 2003, where this is a shorter period. Our examination was made in accordance with the Auditing Guideline "Prospectuses and the Reporting Accountant" as recommended by the Hong Kong Society of Accountants.

The financial information of the Group for the Relevant Periods set out in this report has been prepared from the Underlying Financial Statements of the companies now comprising the Group on the basis set out in note 1 of Section A below, after making such adjustments as we consider appropriate for the purpose of preparing our report for inclusion in the Prospectus.

The Underlying Financial Statements are the responsibility of the directors of those companies who approved for their issue. The directors of the Company are responsible for the contents of the Prospectus in which this report is included. It is our responsibility to compile the Financial Information set out in this report from the Underlying Financial Statements, to form an independent opinion on the Financial Information and to report our opinion to you.

In our opinion, on the basis of presentation set out in note 1 of Section A below, the Financial Information together with the notes thereon give, for the purpose of this report, a true and fair view of the state of affairs of the Group as at 30 June, 2000, 2001 and 2002 and 30 April, 2003 and of the combined results and cash flows of the Group for each of the three years ended 30 June, 2002 and the ten months ended 30 April, 2003.

A. FINANCIAL INFORMATION

COMBINED INCOME STATEMENTS

	Notes	Year ended 30 June, 2000	2001	2002	Ten months ended 30 April, 2003
		HK$'000	HK$'000	HK$'000	HK$'000
Turnover	3	769,607	859,793	918,450	861,183
Other operating income	4	267,441	323,822	151,639	53,529
Toll operation expenses		(76,112)	(85,128)	(77,549)	(77,004)
Depreciation and amortisation expenses		(107,018)	(118,672)	(160,905)	(158,107)
General and administrative expenses		(37,737)	(47,321)	(50,222)	(51,928)
Profit from operations	5	816,181	932,494	781,413	627,673
Finance costs	6	(267,683)	(303,643)	(220,635)	(167,685)
Profit before tax		548,498	628,851	560,778	459,988
Income tax expense	7	(24,700)	(25,798)	(19,298)	(16,420)
Profit after tax		523,798	603,053	541,480	443,568
Minority interests		(4,849)	(2,431)	(9,051)	(9,869)
Profit for the year/period		518,949	600,622	532,429	433,699
Dividends	8	—	—	2,200,000	—
		HK$	HK$	HK$	HK$
Earnings per share - basic	9	0.24	0.28	0.25	0.20

COMBINED BALANCE SHEETS

	Notes	At 30 June, 2000	At 30 June, 2001	At 30 June, 2002	At 30 April, 2003
		HK$'000	HK$'000	HK$'000	HK$'000
ASSETS					
Non-current Assets					
Property and equipment	12	9,257,820	9,271,483	9,098,700	8,991,256
Additional investment cost in jointly controlled entities	13	1,981,434	1,961,378	1,934,308	1,907,910
Toll road project under development	15	430,270	430,754	430,513	149,959
Loans to jointly controlled entities	16	4,890,601	4,281,754	1,209,208	1,011,394
		16,560,125	15,945,369	12,672,729	12,060,519
Current Assets					
Inventories		4,421	4,573	5,064	2,210
Loan to a jointly controlled entity	16	545,975	—	—	—
Accounts receivable, deposits and prepayments		28,929	27,260	129,512	81,748
Interest receivable from a joint venture partner	17	—	13,044	27,521	42,972
Bank balances and cash	18	259,232	512,749	97,819	291,063
		838,557	557,626	259,916	417,993
Total Assets		17,398,682	16,502,995	12,932,645	12,478,512
EQUITY AND LIABILITIES					
Capital and Reserves					
Share capital	20	312	312	312	312
Reserves	21	1,888,301	2,489,536	820,788	1,246,600
		1,888,613	2,489,848	821,100	1,246,912
Minority Interests		7,250	9,681	18,732	28,601
Non-current Liabilities					
Bank and other loans - due after one year	22	3,195,661	2,637,339	5,171,533	4,834,694
Other interests payable - due after one year	23	22,235	38,991	18,163	—
Loans from joint venture partners	24	924,482	921,216	746,007	719,453
Amounts due to holding companies	25	9,198,965	9,375,760	5,711,311	5,002,133
Deferred tax liabilities	26	47,500	73,000	91,900	108,070
		13,388,843	13,046,306	11,738,914	10,664,350
Current Liabilities					
Accounts payable and deposits received		132,963	60,127	49,389	65,646
Bank and other loans - due within one year	22	1,881,133	787,263	253,857	376,197
Interest payable to a jointly controlled entity	27	—	15,933	34,478	52,128
Other interests payable - due within one year	23	99,830	93,787	16,125	44,628
Tax liabilities		50	50	50	50
		2,113,976	957,160	353,899	538,649
Total Equity and Liabilities		17,398,682	16,502,995	12,932,645	12,478,512

COMBINED STATEMENT OF CHANGES IN EQUITY

	Share capital	PRC statutory reserves	Translation reserve	Retained profits	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Balance at 1 July, 1999	312	—	22,735	1,346,208	1,369,255
Exchange differences on operations outside Hong Kong	—	—	409	—	409
Profit for the year	—	—	—	518,949	518,949
Balance at 30 June, 2000	312	—	23,144	1,865,157	1,888,613
Exchange differences on operations outside Hong Kong	—	—	613	—	613
Profit for the year	—	—	—	600,622	600,622
Balance at 30 June, 2001	312	—	23,757	2,465,779	2,489,848
Exchange differences on operations outside Hong Kong	—	—	(1,177)	—	(1,177)
Profit for the year	—	—	—	532,429	532,429
Appropriation of retained profits	—	22,884	—	(22,884)	—
Dividends	—	—	—	(2,200,000)	(2,200,000)
Balance at 30 June, 2002	312	22,884	22,580	775,324	821,100
Exchange differences on operations outside Hong Kong	—	—	(7,887)	—	(7,887)
Profit for the period	—	—	—	433,699	433,699
Appropriation of retained profits	—	33,580	—	(33,580)	—
Balance at 30 April, 2003	312	56,464	14,693	1,175,443	1,246,912

COMBINED CASH FLOW STATEMENT

	Year ended 30 June,			Ten months ended
	2000	2001	2002	30 April, 2003
	HK$'000	HK$'000	HK$'000	HK$'000
OPERATING ACTIVITIES				
Profit before tax	548,498	628,851	560,778	459,988
Adjustments for:				
Interest expenses	256,844	294,605	216,590	165,859
Interest income	(223,775)	(283,143)	(120,792)	(41,852)
Exchange (gains) losses, net	(23,420)	(10,875)	(1,538)	990
Depreciation and amortisation expenses	107,018	118,672	160,905	158,107
Operating cash flows before movements in working capital	665,165	748,110	815,943	743,092
Decrease (increase) in inventories	363	(152)	(491)	2,854
(Increase) decrease in accounts receivable, deposits and prepayments	(11,449)	1,669	(102,252)	81,770
(Decrease) increase in accounts payable and deposits received	(64,048)	(72,836)	(10,738)	16,257
Cash generated from operations	590,031	676,791	702,462	843,973
Interest received	6,907	14,395	5,467	4,212
Income taxes paid	—	(298)	(398)	(250)
NET CASH FROM OPERATING ACTIVITIES	596,938	690,888	707,531	847,935
INVESTING ACTIVITIES				
Additional investment cost in jointly controlled entities	(58,240)	(2,302)	(1,179)	—
Repayment of toll road project under development	—	—	—	270,966
Proceeds on disposal of property and equipment	—	—	16,229	176
Purchases of property and equipment	(493,801)	(95,963)	(8,849)	(60,333)
Addition of loans to jointly controlled entities	(279,410)	(20,193)	—	—
Repayment of loans to jointly controlled entities	485,912	1,436,665	3,171,253	220,876
NET CASH (USED IN) FROM INVESTING ACTIVITIES	(345,539)	1,318,207	3,177,454	431,685
FINANCING ACTIVITIES				
Interest paid	(148,431)	(205,292)	(293,876)	(137,065)
New bank and other loans	767,215	1,283,166	3,296,710	—
Repayment of bank and other loans	(1,301,618)	(2,998,593)	(1,295,922)	(214,499)
Addition of loans from joint venture partners	132,988	—	—	—
Repayment of loans from joint venture partners	(41,862)	(4,642)	(143,077)	(26,799)
Advance from (repayment to) holding companies	548,685	171,637	(5,868,473)	(709,178)
NET CASH USED IN FINANCING ACTIVITIES	(43,023)	(1,753,724)	(4,304,638)	(1,087,541)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	208,376	255,371	(419,653)	192,079
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR/PERIOD	75,976	259,232	512,749	97,819
Effect of foreign exchange rate changes	(25,120)	(1,854)	4,723	1,165
CASH AND CASH EQUIVALENTS AT END OF THE YEAR/PERIOD				
Bank balances and cash	259,232	512,749	97,819	291,063

NOTES TO THE FINANCIAL INFORMATION

1. Basis of presentation of financial information

The combined income statements, combined statements of changes in equity and combined cash flow statements of the companies now comprising the Group have been prepared as if the current group structure had been in existence throughout the Relevant Periods, or since their respective dates of incorporation or establishment, where this is a shorter period. The combined balance sheets of the Group as at 30 June, 2000, 2001 and 2002 and 30 April, 2003 have been prepared to present the assets and liabilities of the companies now comprising the Group as at the respective dates, as if the current group structure had been in existence as at those dates.

All significant intra-group transactions, cash flows and balances have been eliminated on combination.

2. Significant accounting policies

The Financial Information is presented in Hong Kong dollars and the directors consider this presentation is more useful for its current and potential investors. The Financial Information has been prepared under the historical cost convention and in accordance with International Financial Reporting Standards ("IFRS"). The principal accounting policies adopted are as follows:

Basis of combination

The combined financial statements incorporate the financial statements of the Company and its subsidiaries and jointly controlled entities made up to each balance sheet date.

The results of operation of subsidiaries and the share attributable to minority interests are accounted for in the combined income statement. The results of operation of jointly controlled entities are accounted for by proportionate consolidation as described below.

Subsidiaries

Subsidiaries are those entities in which the Company has controls over their operations. Control is achieved where the Company has the power to govern the financial and operating policies of an investee enterprise so as to obtain benefits from its activities.

Interests in jointly controlled entities

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control.

Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities. The Group reports its interests in jointly controlled entities using proportionate consolidation based on the profit sharing ratios specified in the relevant joint venture agreements. The Group's share of the income, expenses, assets and liabilities, of jointly controlled entities, other than the transactions and balances between the Group and jointly controlled entities, are combined with the equivalent items in the consolidated financial information on a line-by-line basis. Transactions and balances between the Group and the jointly controlled entities are eliminated to the extent of the Group's share of the relevant income, expenses, receivables and payables of the jointly controlled entities. Unrealised profits and losses arising on transactions with the jointly controlled entities are eliminated to the extent of the Group's interest in the jointly controlled entities, except to the extent that unrealised losses provide evidence of an impairment of the asset transferred.

Additional investment cost in jointly controlled entities

The Group has incurred additional development expenditure for the construction and development of the toll roads operated by the jointly controlled entities ("Additional Development Cost"), which were not accounted for by those entities. On proportionate consolidation, a portion of such costs, calculated based on the Group's interest in the jointly controlled entities, is included in the costs of toll roads. The remainder of such costs is carried as additional investment cost in jointly controlled entities and is amortised on the same basis adopted by the relevant jointly controlled entities in depreciating their toll roads.

On disposal of a jointly controlled entity, the attributable amount of unamortised Additional Development Cost is included in the determination of the profit or loss on disposal.

Property and equipment

Property and equipment are stated at cost less depreciation and accumulated impairment losses, where appropriate. Improvements are capitalised while repairs and maintenance are charged to the income statement as incurred.

Construction in progress is not depreciated until the construction of the related assets is completed.

The costs of toll roads include the Group's proportionate share of (i) the construction costs of the toll roads recorded in the jointly controlled entity's financial statements and (ii) the Additional Development Cost. The balance of the Additional Development Cost not included in the costs of toll roads has been presented separately as additional investment cost in jointly controlled entities.

Depreciation of the toll roads is calculated to write off their costs, commencing from the date of commencement of commercial operation of the toll roads, based on the ratio of actual traffic volume compared to the total expected traffic volume over the remaining period of the respective jointly controlled entities as estimated by management or by reference to traffic projection reports prepared by independent traffic consultants.

Depreciation of other property and equipment is calculated to write off their costs over their estimated useful lives, using the straight-line method, at 20% per annum.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in income.

Revenue recognition

Toll fee income from the operation of toll roads is recognised at the time of usage and when the tolls are received.

Interest income from capital contributed and loans made to jointly controlled entities is recognised based on the applicable interest rates set out in the joint venture agreements.

Other interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Rental income, which consists primarily of income from lease of spaces underneath the toll road and renting of machinery and equipment to local contractors, is recognised on a straight-line basis over the term of the relevant lease.

Leasing

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease.

Foreign currencies

Transactions in currencies other than Hong Kong dollars, the reporting currency, are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates prevailing on the balance sheet date. Gains and losses arising on exchange are included in net profit or loss for the year.

On combination, the assets and liabilities of the Group's operations outside Hong Kong and the jointly controlled entities are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the year/period. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the cost of those assets.

All other borrowing costs are recognised in net profit or loss in the period in which they are incurred.

Retirement benefit costs

Payments to defined contribution retirement benefit plans are charged as an expense as they fall due. Payments made to state-managed retirement benefit schemes are dealt with as payments to defined contribution plans where the obligations under the schemes of the jointly controlled entities are equivalent to those arising in a defined contribution retirement benefit plan.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on the results for the year/period. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base used in the computation of taxable profit and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary differences are related to goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction which affects neither the taxable profit nor the accounting profit.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled. Deferred tax is charged or credited to the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when they related to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of an asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risk specific to the assets.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately.

Inventories

Inventories, representing materials, spare parts and other consumable stores, are stated at cost less allowance for obsolescence, if necessary. Cost comprises all costs of purchases and other costs that have been incurred in bringing the inventories to their present location and condition and is calculated using the first in, first out method.

Financial instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group has become a party to the contractual provisions of the instrument.

Accounts receivable, deposits and prepayments

Accounts receivable, deposits and prepayments are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Bank and other borrowings

Interest-bearing bank and other loans are recorded at the proceeds received, net of direct issue costs. Finance charges are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Accounts payable and deposits received

Accounts payable and deposits received are stated at their nominal value.

3. Turnover and segment information

Turnover represents the Group's proportionate share of the jointly controlled entities' toll fee income received and receivable from the operations of toll roads, net of business tax.

The Group only has one business segment, namely the development, operation and management of toll roads in the PRC through its jointly controlled entities established in the PRC.

No geographical segment analysis is presented as management considers the Group has only one single geographical segment.

4. Other operating income

	Year ended 30 June,			Ten months ended 30 April,
	2000	2001	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000
Interest income from:				
A jointly controlled entity	216,868	254,259	98,814	22,744
A joint venture partner	—	14,489	16,511	14,896
Bank deposits	6,907	14,395	5,467	4,212
Rental income	11,573	12,859	2,225	4,194
Exchange gains, net	23,420	10,875	1,538	—
Reimbursement of operating expenses from jointly controlled entities	—	2,917	3,006	2,504
Other income	8,673	14,028	24,078	4,979
	267,441	323,822	151,639	53,529

5. Profit from operations

	Year ended 30 June,			Ten months ended 30 April,
	2000	2001	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000
Profit from operations has been arrived at after charging:				
Auditors' remuneration	449	451	725	798
Directors' emoluments (note 11)	2,051	2,361	3,382	2,012
Exchange losses, net	—	—	—	990
Other staff costs (excluding directors)	34,779	37,916	41,260	36,771
Amortisation of goodwill	19,943	22,358	28,249	26,398
Depreciation of:				
Toll roads	83,571	92,101	128,063	128,238
Other property and equipment	3,504	4,213	4,593	3,471

6. Finance costs

	Year ended 30 June,			Ten months ended 30 April,
	2000	2001	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000
Interest on:				
Bank loans	239,702	255,205	176,177	143,406
Loan from a jointly controlled entity	—	14,489	16,511	18,206
Loans from a joint venture partner	2,407	1,376	669	248
Loans from the holding company	3,514	5,158	4,024	—
Other loans	30,822	24,035	19,209	3,999
	276,445	300,263	216,590	165,859
Other financial expenses	10,839	9,038	4,045	1,826
Total borrowing costs	287,284	309,301	220,635	167,685
Less: amounts included in the cost of qualifying assets	(19,601)	(5,658)	—	—
	267,683	303,643	220,635	167,685

Borrowing costs included in the cost of qualifying assets during the Relevant Periods arose on the general borrowing pool and are calculated by applying capitalisation rates of 7.82% and 5.27% to expenditure on such assets for the years ended 30 June, 2000 and 2001 respectively.

7. Income tax expense

	Year ended 30 June,			Ten months ended 30 April,
	2000	2001	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000
PRC income tax	—	298	398	250
Deferred taxation (note 26)	24,700	25,500	18,900	16,170
	24,700	25,798	19,298	16,420

No provision for Hong Kong Profits Tax has been made as there was no assessable profit derived from or arising in Hong Kong.

Pursuant to relevant laws and regulations in the PRC, the Group's jointly controlled entities are entitled to certain exemption from and tax relief for PRC income tax. The normal tax rate applicable to the taxable income of a foreign investment enterprise in the PRC is 33%, comprising the standard national tax rate of 30% and the local tax rate of 3%.

Pursuant to an approval from the Guangdong Tax Bureau, the rate of foreign enterprise income tax payable by GS Superhighway JV in respect of its income arising from the operation of toll roads and related service facilities (excluding hotels and entertainment facilities) is 15% and GS Superhighway JV is entitled to a five year exemption from foreign enterprise income tax for such income commencing from the first profit-making year, as computed under PRC accounting standards and tax regulations. For the following five years, it will enjoy a 50% reduction in the rate of income tax payable in respect of such income. Pursuant to another approval from the Guangdong Tax Bureau, GS Superhighway JV is also exempt from paying a local income tax (currently set at a

rate of 3%) in respect of income arising from the operation of toll roads and related service facilities for ten years commencing from the first profit-making year. The first year for which GS Superhighway JV recorded profits for PRC tax purposes was the year ended 31 December, 2000.

Pursuant to an approval from the Guangzhou branch of the State Tax Bureau, the rate of foreign enterprise income tax payable by Ring Road JV in respect of its income arising from the operation of toll roads is 15%. Pursuant to an approval from the Guangzhou Municipal Government, Ring Road JV is entitled to a five year exemption from foreign enterprise income tax for income arising from the operation of toll roads commencing from the first profit-making year, as computed under PRC accounting standards and tax regulations. For the following five years, it will enjoy a 50% reduction in the rate of foreign enterprise income tax payable. In respect of income arising from toll operations and related service facilities, Ring Road JV is also exempt from paying a local income tax (currently set at a rate of 3%) for ten years commencing from the first profit-making year. Because Ring Road JV has not yet recorded profits for PRC tax purposes, the exemptions from paying foreign enterprise income tax and local income tax have so far had no effect on Ring Road JV.

The income tax charge for the Relevant Periods can be reconciled to the profit before tax per the income statement as follows:

	Year ended 30 June,			Ten months ended 30 April,
	2000	2001	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000
Profit before tax	548,498	628,851	560,778	459,988
Tax calculated at normal income tax rate of 33%	181,004	207,521	185,057	151,796
Tax attributable to:				
Non-taxable income	(166,606)	(207,676)	(182,674)	(149,526)
Non-deductible expense	39,942	56,553	39,595	33,554
Differential tax rate on temporary difference of jointly controlled entities	(29,640)	(30,600)	(22,680)	(19,404)
Tax expense	24,700	25,798	19,298	16,420

8. Dividend

No dividend has been paid or declared by the Company since its incorporation. However, in respect of the year ended 30 June, 2002, HHI GS Superhighway Co had declared dividends of an aggregate amount of HK$2,200,000,000 to its then shareholders prior to the Corporate Reorganisation and the dividends were settled through current accounts with the shareholders.

9. Earnings per share - basic

The calculation of the basic earnings per share for the Relevant Periods is based on the profit for the Relevant Periods and on 2,160,000,000 shares in issue as at the date of the Prospectus.

10. Retirement benefits plans

The aggregate numbers of employees of the Group and the jointly controlled entities were 1,878, 1,984, 2,083 and 2,271 at 30 June, 2000, 2001 and 2002 and 30 April, 2003, respectively.

To comply with the Hong Kong statutory requirements under the Mandatory Provident Fund ("MPF") Scheme Ordinance, the Group has set up the MPF Schemes and started contributions with effect from 1 December, 2000. Mandatory contributions to these schemes are made by both the employers and employees at 5% of the employees' monthly relevant income capped at HK$20,000. At the respective reporting dates, there were no forfeited contributions available to reduce future obligations. The contributions made by the Group to the MPF Schemes for the years ended 30 June, 2001 and 2002 and the ten months ended 30 April, 2003 are HK$95,000, HK$208,000 and HK$204,000 respectively. No contribution was paid by the Group during the year ended 30 June, 2000.

The employees of the Group's PRC jointly controlled entities are members of state-managed retirement benefit schemes operated by the PRC Government. These entities are required to contribute 18% of their payroll costs to the retirement benefit schemes to fund the benefits. The only obligation of the jointly controlled entities with respect to the retirement benefit schemes is to make the specified contributions. The Group's proportionate share of the contributions made by the jointly controlled entities are approximately HK$2,242,000, HK$3,018,000, HK$3,447,000 and HK$3,358,000 for the years ended 30 June, 2000, 2001 and 2002 and the ten months ended 30 April, 2003, respectively.

11. Directors' remuneration and five highest paid employees

Directors

Details of emoluments paid by the Group during the Relevant Periods to the persons who are directors of the Company are as follows:

	Year ended 30 June,			Ten months ended 30 April,
	2000	2001	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000
Fees	—	—	—	—
Salaries and other benefits	2,051	2,217	2,358	1,992
Performance related bonus	—	130	1,000	—
Contributions to retirement benefits plans	—	14	24	20
Total emoluments	2,051	2,361	3,382	2,012

The emoluments of these persons were within the following bands:

	Year ended 30 June,			Ten months ended 30 April,
	2000	2001	2002	2003
	Number of directors	Number of directors	Number of directors	Number of directors
Nil to HK$1,000,000	2	2	2	2
HK$1,000,001 to HK$1,500,000	1	1	—	1
HK$1,500,001 to HK$2,000,000	—	—	—	—
HK$2,000,001 to HK$2,500,000	—	—	1	—

Five highest paid employees' emoluments

The five highest paid individuals for the years ended 30 June, 2000, 2001 and 2002 and the ten months ended 30 April, 2003 include 2 persons who are directors of the Company whose emoluments are included in the above disclosures. The emoluments of the remaining individuals, which are individually below HK$1,000,000, are as follows:

	Year ended 30 June,			Ten months ended 30 April,
	2000	2001	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000
Salaries and other benefits	1,669	1,962	2,090	1,302
Contributions to retirement benefits plans	—	12	36	30
Total emoluments	1,669	1,974	2,126	1,332

During the Relevant Periods, no emoluments were paid by the Group to any of the persons who are directors of the Company or the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office. None of the persons who are directors of the Company waived any emoluments during the Relevant Periods.

12. Property and equipment

	Toll roads	Motor vehicles	Furnitures, fixtures and equipment	Construction in progress	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
COST					
At 1 July, 1999	7,686,138	13,487	3,982	1,400,796	9,104,403
Additions	90,311	2,953	2,036	418,102	513,402
Exchange differences	25,153	60	18	6,376	31,607
Transfer	847,138	—	—	(847,138)	—
Disposals	—	—	(31)	—	(31)
At 30 June, 2000	8,648,740	16,500	6,005	978,136	9,649,381
Additions	9,007	1,345	3,420	87,849	101,621
Exchange differences	7,575	19	6	1,106	8,706
Transfer	1,066,172	—	—	(1,066,172)	—
At 30 June, 2001	9,731,494	17,864	9,431	919	9,759,708
Additions	5,560	2,269	297	723	8,849
Exchange differences	(669)	(4)	(2)	—	(675)
Transfer	1,272	—	143	(1,415)	—
Disposals	(48,436)	—	(45)	—	(48,481)
At 30 June, 2002	9,689,221	20,129	9,824	227	9,719,401
Additions	56,743	731	2,834	25	60,333
Exchange differences	(2,034)	(2)	(2)	—	(2,038)
Transfer	252	445	(445)	(252)	—
Disposals	(34,006)	(764)	—	—	(34,770)
At 30 April, 2003	9,710,176	20,539	12,211	—	9,742,926
ACCUMULATED DEPRECIATION					
At 1 July, 1999	297,334	4,867	1,267	—	303,468
Charge for the year	83,571	2,615	889	—	87,075
Exchange differences	1,006	22	5	—	1,033
Eliminated on disposals	—	—	(15)	—	(15)
At 30 June, 2000	381,911	7,504	2,146	—	391,561
Charge for the year	92,101	2,938	1,275	—	96,314
Exchange differences	339	8	3	—	350
At 30 June, 2001	474,351	10,450	3,424	—	488,225
Charge for the year	128,063	3,369	1,224	—	132,656
Exchange differences	(7)	(2)	—	—	(9)
Eliminated on disposals	(140)	—	(31)	—	(171)
At 30 June, 2002	602,267	13,817	4,617	—	620,701
Charge for the period	128,238	2,569	902	—	131,709
Exchange differences	(148)	(3)	(1)	—	(152)
Eliminated on disposals	—	(588)	—	—	(588)
At 30 April, 2003	730,357	15,795	5,518	—	751,670
CARRYING AMOUNT					
At 30 June, 2000	8,266,829	8,996	3,859	978,136	9,257,820
At 30 June, 2001	9,257,143	7,414	6,007	919	9,271,483
At 30 June, 2002	9,086,954	6,312	5,207	227	9,098,700
At 30 April, 2003	8,979,819	4,744	6,693	—	8,991,256

Note: At the balance sheet dates, the toll roads and other assets of the jointly controlled entities have been pledged to secure the bank loan facilities granted to the Group and its jointly controlled entities. The carrying values of the toll roads included above which have been pledged are approximately HK$8,266,829,000, HK$9,257,143,000, HK$9,086,954,000 and HK$8,979,819,000 at 30 June, 2000, 2001 and 2002 and 30 April, 2003 respectively.

13. Additional investment cost in jointly controlled entities

	HK$'000
COST	
At 1 July, 1999	2,013,739
Additions	58,240
At 30 June, 2000	2,071,979
Additions	2,302
At 30 June, 2001	2,074,281
Additions	1,179
At 30 June, 2002 and 30 April, 2003	2,075,460
AMORTISATION	
At 1 July, 1999	70,602
Charge for the year	19,943
At 30 June, 2000	90,545
Charge for the year	22,358
At 30 June, 2001	112,903
Charge for the year	28,249
At 30 June, 2002	141,152
Charge for the period	26,398
At 30 April, 2003	167,550
CARRYING AMOUNT	
At 30 June, 2000	1,981,434
At 30 June, 2001	1,961,378
At 30 June, 2002	1,934,308
At 30 April, 2003	1,907,910

14. Investments in jointly controlled entities

The principal terms of the joint ventures under which the jointly controlled entities operate are as follows:

(i) GS Superhighway JV

GS Superhighway JV is a co-operative joint venture company established in the PRC to undertake the construction, operation and management of an expressway in Guangdong Province of the PRC. Phase I of the project comprises of an expressway running between Shenzhen and Guangzhou ("GS Superhighway"). The terms of co-operation is 30 years from the official opening date. At the end of the co-operation period, all the immovable assets and facilities of GS Superhighway JV will revert to the joint venture partner without compensation.

The development of phases II and III of the project, comprising a major transportation route in western Pearl River Delta ("Western Delta Route"), is undertaken by HHI West Co (note 15).

The Group's entitlement to the profit of the toll operations of GS Superhighway JV is 50% for the initial 10 years of the co-operation period, 48% for the next ten years and 45% for the last ten years of the co-operation period. The Group is also entitled to a share of 80% of the rentals and other income, after deduction of operating and financial expenses arising from the development of commercial centres and shop spaces along and underneath GS Superhighway for a period of 30 years commencing on the date of completion of GS Superhighway. GS Superhighway JV has also been granted the contingent rights to develop parcels of land within certain interchanges of GS Superhighway for sale or rental. Detailed terms of such grant have yet to be finalised. GS Superhighway was officially opened in July 1997.

(ii) Ring Road JV

Ring Road JV is a co-operative joint venture company established in the PRC to undertake the construction, operation and management of an expressway running along the eastern, southern and western fringes of the Guangzhou urban areas ("Guangzhou E-S-W Ring Road"). The co-operation period is 30 years commencing from 1 January, 2002. The Group is entitled to 45% of the net cash flow (that is, gross operating income net of operating expenses, debt service costs and tax) of Guangzhou E-S-W Ring Road for the initial ten years of operation and thereafter the Group's profit entitlement will be reduced to 37.5% for the subsequent ten years and 32.5% for the remaining years of operation of the entire co-operation period of Ring Road JV. The Guangzhou E-S-W Ring Road was officially opened in January 2002. At the end of the co-operation period, all the immovable assets and facilities of Ring Road JV will revert to the PRC joint venture partner without compensation.

The assets, liabilities, income and expenses of the jointly controlled entities accounted for by the Group on proportionate consolidation are set out below:

In respect of the year ended 30 June, 2000:

	GS Superhighway JV	Ring Road JV	Total
	HK$'000	HK$'000	HK$'000
Current assets	58,508	230,616	289,124
Non-current assets	5,563,916	1,826,782	7,390,698
Current liabilities	947,591	545,052	1,492,643
Non-current liabilities	682,459	857,150	1,539,609
Income	745,987	54,421	800,408
Expenses	366,615	41,487	408,102

In respect of the year ended 30 June, 2001:

	GS Superhighway JV	Ring Road JV	Total
	HK$'000	HK$'000	HK$'000
Current assets	258,126	296,155	554,281
Non-current assets	5,507,931	1,909,965	7,417,896
Current liabilities	163,675	634,567	798,242
Non-current liabilities	2,030,684	882,563	2,913,247
Income	815,060	99,707	914,767
Expenses	346,208	55,298	401,506

In respect of the year ended 30 June, 2002:

	GS Superhighway JV	Ring Road JV	Total
	HK$'000	HK$'000	HK$'000
Current assets	192,402	65,112	257,514
Non-current assets	5,375,603	1,896,333	7,271,936
Current liabilities	219,377	8,485	227,862
Non-current liabilities	4,246,797	1,383,143	5,629,940
Income	863,596	92,048	955,644
Expenses	319,254	70,744	389,998

In respect of the ten months ended 30 April, 2003:

	GS Superhighway JV	Ring Road JV	Total
	HK$'000	HK$'000	HK$'000
Current assets	181,595	63,043	244,638
Non-current assets	5,317,097	1,881,202	7,198,299
Current liabilities	337,710	13,121	350,831
Non-current liabilities	4,002,703	1,357,514	5,360,217
Income	801,348	87,643	888,991
Expenses	306,736	67,180	373,916

15. Toll road project under development

The balance represents the costs incurred by the Group on the development of the Western Delta Route.

The Western Delta Route will be developed in three phases. The estimated total development cost for phase 1 of the project ("Phase 1 West"), which will be developed through a jointly controlled entity to be established for this purpose, is approximately RMB1,680 million of which RMB294 million will be provided by the Group by way of capital contribution to the jointly controlled entity. Pursuant to the joint venture agreement entered into between the Group and the PRC joint venture partner, the co-operation period of Phase 1 West is 30 years commencing on the date of issue of the business licence for the joint venture. During the co-operation period, the Group is entitled to 50% of the net operating income of the jointly controlled entity arising from Phase 1 West. Detailed terms for development of Phases 2 and 3 of the Western Delta Route have yet to be agreed by the parties concerned.

16. Loans to jointly controlled entities

	At 30 June,			At 30 April,
	2000	2001	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000
Loans to:				
GS Superhighway JV	4,655,519	3,480,504	563,880	384,653
Ring Road JV	781,057	801,250	645,328	626,741
	5,436,576	4,281,754	1,209,208	1,011,394
Less: Loan to GS Superhighway JV due for settlement within twelve months (shown under current assets)	(545,975)	—	—	—
Amounts due for settlement after twelve months	4,890,601	4,281,754	1,209,208	1,011,394

The balances represent the loans to jointly controlled entities made by the Group not eliminated on the adoption of proportionate consolidation for the jointly controlled entities. Included in the loan to GS Superhighway JV as at 30 June, 2000 was an aggregate amount of approximately HK$1,431,823,000 (including all the current portion of the loan), representing the syndicated bank loans borrowed by the Group and on-lent to GS Superhighway JV. During the year ended 30 June, 2001, all the syndicated bank loans were fully settled.

The loans to jointly controlled entities are unsecured, repayable out of the net cash surplus from the operations of the jointly controlled entities and interest free except for the loans to GS Superhighway JV which carry interest at commercial lending rates.

17. Interest receivable from a joint venture partner

The amount is due from an outside joint venture partner of Ring Road JV.

18. Bank balances and cash

Included in the bank balances and cash are bank deposits of approximately HK$259,187,000, HK$512,732,000, HK$97,800,000 and HK$281,447,000 as at 30 June, 2000, 2001 and 2002 and 30 April, 2003 respectively which are held by the Group's PRC subsidiary and jointly controlled entities in United States dollar, Hong Kong dollar and Renminbi. The remittance of these bank deposits outside of the PRC is subject to approval of the relevant local authorities.

19. Other financial assets

The directors consider that the carrying amounts of accounts receivable, deposits and prepayments approximate their fair value.

Bank balances and cash comprise cash and short-term deposits held for the treasury function of the Group. The carrying amounts of these assets approximate their fair value.

Credit risk

The Group's credit risk is primarily attributable to its accounts receivable, deposits and prepayments. The amounts presented in the balance sheet are net of allowances for doubtful receivables, as estimated by the Group's management based on prior experience and the current economic environment.

The credit risk on liquid funds is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies or state-owned banks in the PRC.

The Group has no significant concentration of credit risk, with exposure spread over a large number of counterparties and customers.

20. Share capital

For the purpose of the preparation of the combined balance sheets, the balances of the share capital as at 30 June, 2000, 2001 and 2002 and at 30 April, 2003 respectively, include the share capitals of Fan Wai, Most Top, HHI GS Superhighway Co, Wilberforce and Yager. The share capital as at 30 April, 2003 also includes the share capital of the Company.

21. Reserves

Included in the Group's reserves are the Group's share of post-acquisition reserves of the jointly controlled entities as follows:

	At 30 June,			At 30 April,
	2000	2001	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000
PRC statutory reserves	—	—	22,884	56,464
Translation reserve	3,905	4,060	2,883	3,565
Retained profits (accumulated losses)	(94,925)	145,619	589,931	624,732
	(91,020)	149,679	615,698	684,761

Pursuant to the relevant PRC regulations applicable to the Group's PRC jointly controlled entities, the jointly controlled entities have to provide for the PRC statutory reserves before declaring dividends to their joint venture partners on the basis determined and approved by the board of directors. The reserves, which include general fund and development fund, are not distributable until the end of the co-operation period, at which time any remaining balance of the reserves can be distributed to joint venture partners upon liquidation of the jointly controlled entities. The distributable profits of the jointly controlled entities are determined based on their retained profits calculated in accordance with the PRC accounting rules and regulations.

22. Bank and other loans

	At 30 June,			At 30 April,
	2000	2001	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000
Bank loans				
Secured	4,515,110	2,876,418	5,042,113	4,874,848
Unsecured	254,142	240,294	240,294	240,210
Other loans, unsecured	307,542	307,890	142,983	95,833
	5,076,794	3,424,602	5,425,390	5,210,891
The borrowings are repayable as follows:				
On demand or within one year	1,881,133	787,263	253,857	376,197
In the second year	1,956,651	552,539	671,137	763,711
In the third to fifth years inclusive	931,468	1,080,497	1,534,644	1,666,330
After five years	307,542	1,004,303	2,965,752	2,404,653
	5,076,794	3,424,602	5,425,390	5,210,891
Less: Amounts due for settlement within twelve months (shown under current liabilities)	(1,881,133)	(787,263)	(253,857)	(376,197)
Amounts due for settlement after twelve months	3,195,661	2,637,339	5,171,533	4,834,694

Analysis of borrowings by currency:

	At 30 June, 2000		
	US$	RMB	HK$
	HK$'000	HK$'000	HK$'000
Bank loans	3,014,724	786,145	968,383
Other loans	—	307,542	—
	3,014,724	1,093,687	968,383

	At 30 June, 2001		
	US$	RMB	HK$
	HK$'000	HK$'000	HK$'000
Bank loans	1,307,590	868,309	940,813
Other loans	—	307,890	—
	1,307,590	1,176,199	940,813

	At 30 June, 2002		
	US$	RMB	HK$
	HK$'000	HK$'000	HK$'000
Bank loans	3,947,317	868,090	467,000
Other loans	—	142,983	—
	3,947,317	1,011,073	467,000

	At 30 April, 2003		
	US$	RMB	HK$
	HK$'000	HK$'000	HK$'000
Bank loans	3,825,052	868,006	422,000
Other loans	—	95,833	—
	3,825,052	963,839	422,000

The average rates of interest were as follows:

	Year ended 30 June,			Ten months ended 30 April,
	2000	2001	2002	2003
Bank loans	7.7%	6.3%	3.6%	2.9%
Other loans	6.7%	5.9%	5.1%	4.8%

Other than the other loan amounts of approximately HK$16,394,000, HK$16,412,000, HK$16,412,000 and HK$16,406,000 as at 30 June, 2000, 2001 and 2002 and 30 April, 2003 respectively which are interest-free, the bank and other loans carry interest at commercial lending rates.

The directors consider that the carrying amounts of the interest-bearing loans approximate their fair value. In view of the terms of the interest-free loans, the directors consider that it is not practicable to determine their fair values.

23. Other interests payable

Other interests payable are non interest-bearing except for the following balances which carry interest on the amounts outstanding at commercial lending rates:

	At 30 June,			At 30 April,
	2000	2001	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000
Other interests payable	5,146	17,611	25,531	28,488
Less: Amounts due for settlement within twelve months (shown under current liabilities)	(5,146)	(17,611)	(12,766)	(28,488)
Amounts due for settlement after twelve months	—	—	12,765	—

24. Loans from joint venture partners

	At 30 June,			At 30 April,
	2000	2001	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000
GS Superhighway JV (interest-bearing)	75,132	54,053	7,960	8,205
Ring Road JV (interest-free)	849,350	867,163	738,047	711,248
	924,482	921,216	746,007	719,453

The balances represent the Group's proportionate share of the loans made to jointly controlled entities by the outside joint venture partners ("other joint venture partner(s)"). Such loans are unsecured and are repayable out of the net cash surplus from the operations of the jointly controlled entities.

The loan from the other joint venture partner of GS Superhighway JV was charged at commercial lending rates.

In view of the terms of the interest-free loans from the other joint venture partners of Ring Road JV, the directors consider that it is not practicable to determine their fair values.

25. Amounts due to holding companies

	At 30 June,			At 30 April,
	2000	2001	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000
Interest-free	9,150,652	9,322,246	5,711,311	5,002,133
Interest-bearing at fixed rate of 10.1244% per annum	48,313	53,514	—	—
	9,198,965	9,375,760	5,711,311	5,002,133

The amounts are unsecured and not repayable within one year from the balance sheet date. The directors consider that the carrying amounts of the interest-bearing amounts approximate their fair value. In view of the terms of the remaining balance, the directors consider that it is not practicable to determine their fair value.

The amounts due to holding companies to the extent of approximately HK$4,500 million were subsequently capitalised.

26. Deferred tax liabilities

The deferred tax liabilities as shown in the combined balance sheets represent the Group's proportionate share of such liabilities of the jointly controlled entities. The major components of the deferred tax liabilities (assets) are as follows:

	At 30 June,			At 30 April,
	2000	2001	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000
Excess of tax allowances over depreciation	47,800	77,100	106,600	130,870
Unutilised tax losses	(300)	(4,100)	(14,700)	(22,800)
	47,500	73,000	91,900	108,070

The movements for the year/period in the deferred tax liabilities are as follows:

	Year ended 30 June,			Ten months ended 30 April,
	2000	2001	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000
At beginning of the year/period	22,800	47,500	73,000	91,900
Charge for the year/period (note 7)	24,700	25,500	18,900	16,170
At end of the year/period	47,500	73,000	91,900	108,070

27. Interest payable to a jointly controlled entity

The amount is due to Ring Road JV.

28. Other financial liabilities

Accounts payable and deposits received principally comprise amounts outstanding for ongoing costs. The directors consider that the carrying amounts of accounts payable and deposits received approximate their fair value.

29. Capital commitments

Pursuant to agreements entered into with other joint venture partners of Ring Road JV, the Group had agreed to fund the construction of Guangzhou E-S-W Ring Road to the extent of RMB2,000 million, of which approximately RMB446 million and RMB486 million remained outstanding at 30 June, 2000 and 2001 respectively. During the year ended 30 June, 2001, a bank loan was obtained by Ring Road JV to fund its operations and the contributions from its joint venture partners.

As referred to in note 15, the Phase 1 West will be developed by a jointly controlled entity to be established. The estimated total development expenditure for Phase 1 West amounted to approximately RMB1,680 million, of which RMB294 million will be provided by the Group.

At 30 April, 2003, GS Superhighway JV had outstanding commitment in respect of repavement of asphalt for GS Superhighway contracted but not provided for amounting to approximately HK$121 million.

At 30 April, 2003, commitments in respect of the construction of Phase I West which had been contracted for amounted to approximately HK$339 million.

30. Related party transactions

Apart from the amounts owed by and from the related parties as disclosed in notes 16, 17, 24, 25 and 27, the Group and a jointly controlled entity had the following significant transactions with the ultimate holding company and its subsidiary during the Relevant Periods:

Relationship	Nature of transaction	Year ended 30 June,			Ten months ended 30 April,
		2000	2001	2002	2003
		HK$'000	HK$'000	HK$'000	HK$'000
Ultimate holding company	Interest paid (note a)	7,027	10,318	8,049	—

In addition, guarantees had been given by the ultimate holding company for certain bank loan facilities granted to the Group and a jointly controlled entity during the Relevant Periods free of any charge. The directors of the Company have confirmed that these guarantees will be replaced by guarantees issued by the Company at the same time as the listing of the Company's shares on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Group also had paid rentals, air-conditioning and electricity charges and government rates to a fellow subsidiary amounting to approximately HK$554,000, HK$554,000 and HK$439,000 for the years ended 30 June, 2001 and 2002 and the ten months ended 30 April, 2003, respectively. The directors of the Company have confirmed that these transactions will continue after the listing of the Company's shares on the Main Board of the Stock Exchange.

The Group's jointly controlled entities had the following significant transactions with their joint venture partners other than the Group during the Relevant Periods:

Relationship	Nature of transaction	Year ended 30 June,			Ten months ended 30 April,
		2000	2001	2002	2003
		HK$'000	HK$'000	HK$'000	HK$'000
Other joint venture partner of GS Superhighway JV	Interest paid (notes b and d)	4,814	2,753	1,339	495
	Management fee paid	3,233	—	—	—
	Reimbursement of operating expenses to the joint venture partner (note d)	—	5,440	5,440	4,696
	Consultancy fee paid (note d)	—	—	—	1,884
	Dividends paid and payable	—	—	—	423,900
Other PRC joint venture partner of Ring Road JV	Management fee paid (note d)	4,008	3,994	3,999	3,222
Other foreign joint venture partner of Ring Road JV	Management fee paid (note d)	2,004	1,997	2,000	1,666
	Interest income (notes b and d)	—	28,978	33,021	33,101

In addition, during the year ended 30 June, 2002 and the ten months ended 30 April, 2003, guarantees had been given by the other joint venture partner of GS Superhighway JV for bank loan facilities of RMB510 million granted to GS Superhighway JV at a fee of approximately HK$565,000 and HK$283,000 for the respective periods. Subsequent to 30 April, 2003, a new bank loan was raised by GS Superhighway JV to finance the repayment of the bank loans of RMB510 million and the said guarantees given by the other joint venture partner were released.

Notes:

a. The interest was charged on the principal amount of loans outstanding at a fixed rate of 10.1244% per annum.

b. The interest was charged on the principal amount of loans outstanding at commercial lending rates.

c. In the opinion of directors, the transactions other than those mentioned in notes a and b were carried out based on the terms agreed by the parties concerned and in the ordinary course of business.

d The directors of the Company have confirmed that these transactions will continue after the listing of the Company's shares on the Main Board of the Stock Exchange.

B. NET ASSETS OF THE COMPANY

The Company was incorporated on 14 January, 2003. Pursuant to the Group Reorganisation, the Company became the holding company of the Group on 30 June, 2003. Had the Group Reorganisation been completed on 30 April, 2003, the net assets of the Company at that date would have been approximately HK$1,247 million, representing the Company's investment in its subsidiaries.

The Company had no distributable reserves at 30 April, 2003.

C. ULTIMATE HOLDING COMPANY

As at 30 April, 2003, the directors consider that Company's ultimate holding company to be Hopewell Holdings Limited, a public limited liability company incorporated in Hong Kong whose shares are listed on The Stock Exchange of Hong Kong Limited.

D. DIRECTORS' REMUNERATION

Save as disclosed in this report, no remuneration has been paid or is payable in respect of the Relevant Periods by the Company or any of its subsidiaries to the Company's directors.

Under the arrangements presently in force, the aggregate remunerations payable to the directors of the Company for the year ended 30 June, 2003 is estimated to be approximately HK$2,682,000.

E. SUBSEQUENT EVENTS

Subsequent to 30 April, 2003, in preparation for the listing of the Company's shares on The Stock Exchange of Hong Kong Limited, the subsidiaries now comprising the Group underwent a reorganisation to rationalise the group structure. As a result of the reorganisation, the Company became the holding company of the Group on 30 June, 2003. The details of this reorganisation, and other changes, are set out in the paragraph headed "Corporate Reorganisation" in Appendix IX to the Prospectus.

F. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements of the Group, the Company, any of its subsidiaries or jointly controlled entitles have been prepared in respect of any period subsequent to 30 April, 2003.

Yours faithfully,
Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

The combined financial information of the Company is prepared and presented in accordance with IFRS, which differs in certain material respects from accounting principles generally accepted in Hong Kong ("HK GAAP") and accounting principles generally accepted in the United States ("US GAAP"). Such differences involve methods for measuring the amounts shown in the financial information, as well as additional disclosures, which have not been described, required by HK GAAP or/and US GAAP.

Certain material differences among IFRS, HK GAAP and US GAAP relevant to the Company's combined financial information are summarised below. This summary should not be construed to be exhaustive. The Company has made no attempt to quantify the impact of those differences. In making an investment decision, investors must rely upon their own examination of the Company, the terms of the offering and the financial information. Potential investors should consult their own professional advisors for an understanding of the differences among IFRS, HK GAAP and US GAAP, and how these differences might affect the financial information herein. Additionally, no attempt has been made to identify future differences among IFRS, HK GAAP and US GAAP as the result of prescribed changes in accounting standards and regulations. Regulatory and professional bodies that promulgate IFRS, HK GAAP and US GAAP have significant ongoing projects that could affect future comparisons such as this one. Finally, no attempt has been made to identify all future differences among IFRS, HK GAAP and US GAAP that may affect the Company's combined financial information as a result of transactions or events that may occur in the future.

1. ACCOUNTING FOR JOINTLY CONTROLLED ENTITIES

IFRS's benchmark treatment for a venturer to account for its interest in the jointly controlled entity is proportionate consolidation of the financial statements of the jointly controlled entity. Proportionate consolidation may be given effect by either combining the venturer's share of each of the assets, liabilities, income and expenses of the jointly controlled entity with the similar items in its own financial statements on a line-by-line basis; or including separate line items for the venturer's share of the assets, liabilities, income and expenses of the jointly controlled entity in its own financial statements. IFRS also permits the equity method of accounting as an allowed alternative treatment for a venturer to report the interest in the jointly controlled entity.

Under HK GAAP and US GAAP, investments in jointly controlled entities should be accounted for by the equity method in consolidated financial statements. However, under US GAAP, where it is established industry practice, e.g. in some oil and gas venture accounting, the investor-venturer may account on a pro rata basis for its shares of the assets, liabilities, revenue and expenses of the venture.

2. REVALUATION OF FIXED ASSETS AND DEPRECIATION

IFRS and HK GAAP allow, but do not require, periodic revaluation of property, plant and equipment. Depreciation is provided to write off the depreciable amounts of property, plant and equipment over their estimated useful lives on a systematic basis.

Under US GAAP, property, plant and equipment must be stated at historical cost and, other than freehold land, must be depreciated over the estimated useful life of the assets on a systematic basis.

3. GOODWILL ARISING ON CONSOLIDATION

IFRS and HK GAAP requires goodwill arising from an acquisition to be capitalised and amortised over its estimated useful life, which normally should not exceed twenty years. Negative goodwill is presented as a deduction from positive goodwill and is released to income based on an analysis of the circumstances from which the balance of negative goodwill resulted. At each balance sheet date, the recoverable amount of goodwill must be estimated and any impairment loss should be taken to the income statement.

US GAAP requires that goodwill acquired in a business combination no longer be amortised, but instead tested for impairment at least annually. Negative goodwill shall be allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except financial assets other than investments accounted for by the equity method, assets to be disposed of by sale, deferred tax assets, prepaid assets relating to pension or other postretirement benefit plans, and any other current assets. If any excess remains after reducing to zero the amounts that otherwise would have been assigned to those assets, that remaining excess shall be recognised as an extraordinary gain. The extraordinary gain shall be recognised in the period in which the business combination is completed unless the acquisition involves contingent consideration that, if paid or issued, would be recognised as an additional element of cost of the acquired entity.

4. IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

IFRS and HK GAAP require that an enterprise assess at each balance sheet date whether there is any indication that a long-lived asset may be impaired. If any such indication exists, the enterprise should estimate the recoverable amount of the long-lived asset. Recoverable amount is the higher of a long-lived asset's net selling price and its value in use. Value in use is measured on a discounted present value basis. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount. A reversal of previous provision of impairment is allowed to the extent of the loss previously recognised as expense in the income statement.

Under US GAAP, long-lived assets and certain identifiable intangibles (excluding goodwill) held and used by an entity are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of a long-lived asset and certain identifiable intangibles (excluding goodwill) may not be recoverable. An impairment loss is recognised if the expected future cash flows (undiscounted) are less than the carrying amount of the assets. The impairment loss is measured based on the fair value of the long-lived assets and certain identifiable intangibles (excluding goodwill). Subsequent reversal of the loss is prohibited. Long-lived assets and certain identifiable intangibles (excluding goodwill) to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

5. DEFERRED INCOME TAXES

Under IFRS, deferred tax liabilities and assets are recognised for the estimated future tax effects of all temporary differences between the financial statements carrying amounts of assets and liabilities and their respective tax bases. Deferred tax asset is recognised to the extent that it is probable that future profits will be available to offset the deductible temporary differences or carry forward of unused tax losses and unused tax credits.

Under HK GAAP, for the accounting periods beginning prior to 1 January, 2003, deferred taxation was recognised in respect of the tax effect of all timing differences, to the extent that it is probable that an asset or a liability will crystallize in the foreseeable future. With respect to recognising a deferred tax asset relating to prior operating losses that can be carried forward as deduction against taxable income in future years, HK GAAP required deferred tax net debit balance to be carried forward as assets only to the extent that they are expected to be recoverable without replacement by equivalent debit balance. Effective from all the accounting periods beginning on or after 1 January, 2003, HK GAAP adopts the same approach as IFRS in accounting for deferred income taxes.

Under US GAAP, deferred tax assets are recognised, subject to a valuation allowance, to the extent that it is "more likely than not" that some portion or all of the deferred tax assets will not be realised. "More likely than not" is defined as a likelihood of more than 50%.

With respect of the measurement of the deferred taxation, IFRS requires recognition of the effects of a change in tax laws or rates when the change is "substantively" enacted. US GAAP requires measurement using enacted tax laws and rates at the balance sheet date.

6. FOREIGN CURRENCY TRANSACTIONS

IFRS allows exchange losses on a liability for the recent acquisition of an asset invoiced in a foreign currency to be added to the cost of the asset when there is a severe devaluation or depreciation of a currency against which there is no practical means of hedging and that affects the related liability which cannot be settled. This accounting treatment is not permitted under both HK GAAP and US GAAP.

7. INTANGIBLE ASSETS

Under IFRS and HK GAAP, amortisation of intangible assets is mandatory with a rebuttable presumption that the useful life of an intangible asset will not exceed 20 years from the date when the asset is available for use. A revaluation of an intangible asset is allowed as an alternative treatment if the intangible asset is traded on an active market.

Under US GAAP, intangible assets (other than goodwill) with indefinite useful lives are not amortised but instead tested for impairment at least annually in accordance with the provisions of SFAS 142 "Goodwill and Other Intangible Assets". Intangible assets (other than goodwill) that have finite useful lives are amortised over their useful lives. No revaluation of intangible assets (other than goodwill) is permitted.

8. RESEARCH AND DEVELOPMENT COSTS

Both IFRS and HK GAAP require classification of the costs associated with the creation of intangible assets by research phase and development phase. Costs in the research phase must always be expensed. Costs in the development phase are expensed unless the entity can demonstrate all of the following:

- the technical feasibility of completing the intangible asset so that it will be available for use or sale;
- its intention to complete the intangible asset and use or sell it;
- its ability to use or sell the intangible asset;
- how the intangible asset will generate probable future economic benefits. Among other things, the enterprise should demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;
- the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
- its ability to measure the expenditure attributable to the intangible asset during the development phase.

Under US GAAP, research and development costs are expensed as incurred except for:

- those incurred on behalf of other parties under contractual arrangements;
- those that are unique for enterprises in the extractive industries;
- certain costs incurred internally in creating a computer software product to be sold, leased or otherwise marketed, whose technological feasibility is established, i.e. upon completion of a detailed program design or, in its absence, upon completion of a working model; and
- certain costs related to the computer software developed or obtained for internal use.

The general requirement to write off expenditure on research and development as incurred is extended to research and development acquired in a business combination.

9. SEGMENTAL REPORTING

Under IFRS and HK GAAP, a listed enterprise is required to determine its primary and secondary segments (i.e. business and geographical) reporting format and to disclosed the results, assets and liability of each such segments being identified. The determination of primary and secondary segment is based on the dominant source of the enterprise's business risks and returns. Accounting policies adopted for preparing and presenting the financial statements of the company should also be adopted in reporting the segmental results and assets.

Under US GAAP, a management approach is employed in defining segments based on operating segments. An enterprise is required to identify externally reportable segments by looking to the internally reported segments of an enterprise, but only for the primary basis of segment reporting. US GAAP does not identify a secondary reporting format based on management segment reporting and a mixed segmentation is allowed if that is how it is reported internally. In measurement of the segmental results, US GAAP permits the use of the accounting polices used for internal reporting purposes which is not necessarily consistent to the consolidated financial statements.

10. PROVISIONS

Under IFRS and HK GAAP, provisions are recognised when an entity has a legal obligation or constructive obligation as a result of a past event which it is probable will result in an outflow of economic benefits that can be reasonably estimated. An outflow of resources or other events is regarded as probable if the event is more likely than not to occur. The provision should be measured based on the best estimate of expenditure required to settled the present obligation at the balance sheet date by the use of the most likely outcome or expected value (for provision related to a large population of items). In measuring the provision, the estimated economic outflow should be discounted to present value when the time value of money is material.

Under US GAAP, provisions are recognised when the Company has a present obligation and it is probable that they will occur. Probable is defined as likely to occur. If a range of estimates for the provision is present and no amount in the range is more likely than any other amount in the range, the "minimum" amount must be used to measure the liability. A provision must only be discounted when the timing of the cash flows is fixed.

11. CAPITALISATION OF BORROWING COSTS

IFRS allows and HK GAAP requires capitalisation of borrowing costs for those borrowings being directly attributable to acquisition, construction or production of qualifying assets which are assets that necessarily take a substantial period of time to get ready for their intended use or sale. The amount to be capitalised is the borrowing cost which could theoretically have been avoided if the expenditure on the qualifying asset were not made. The benchmark treatment under IFRS is to expense all borrowing costs.

US GAAP requires capitalisation of interest costs for qualifying assets. One difference arises with respect to the calculation of borrowing costs to be capitalised where funds are borrowed specifically for the purpose of obtaining a qualifying asset. Under IFRS and HK GAAP, any investment income earned on the temporary investment of funds pending their expenditure on the qualifying assets are deducted from the actual borrowing costs incurred to arrive at the borrowing cost eligible for capitalisation. Under US GAAP, the amount of borrowing cost to be capitalised is based solely on the interest related to the expenditure incurred. Any temporary investment income earned is ignored.

(A) PROFIT ESTIMATE FOR THE YEAR ENDED 30 JUNE, 2003

The estimate of the combined profit after taxation and minority interests but before extraordinary items of the Group for the year ended 30 June, 2003 is set out in the section headed "Financial information — Profit estimate and forecast — Profit estimate for the year ended 30 June, 2003" in this prospectus.

Basis

The estimate of the combined profit after taxation and minority interests but before extraordinary items of the Group for the year ended 30 June, 2003 is based on the audited combined results of the Group for the ten months ended 30 April, 2003, the combined results shown in the unaudited combined management accounts of the Group for the month of May 2003 and an estimate of the combined results of the Group for the remaining one month of the financial year ended 30 June, 2003. The Directors are not aware of, nor do they expect, any extraordinary items which have arisen during the year ended 30 June, 2003. The estimate for the year ended 30 June, 2003 has been prepared on the basis of accounting policies consistent with those adopted for the purpose of the Accountants' Report set out in Appendix I of this prospectus.

(B) PROFIT FORECAST FOR THE YEAR ENDING 30 JUNE, 2004

The forecast combined profit after taxation and minority interests but before extraordinary items of the Group for the year ending 30 June, 2004 is set out in the section headed "Financial Information — Profit Forecast — Profit forecast for the year ending 30 June, 2004" in this prospectus.

Bases and assumptions

The forecast of the combined profit after taxation and minority interests but before extraordinary items of the Group for the year ending 30 June, 2004 is based on a forecast of the results of the Group for the year ending 30 June, 2004. The Directors are not aware of, nor do they expect, any extraordinary items which are likely to arise during the year ending 30 June, 2004. The forecast for the year ending 30 June, 2004 has been prepared on the basis of accounting policies consistent with those adopted for the purpose of the Accountants' Report set out in Appendix I of this prospectus.

The Directors have adopted the following assumptions in the preparation of the profit forecast:

(a) there will be no material changes in existing political, legal, fiscal, market or economic conditions in Hong Kong, the PRC or any other countries or territories in which the Group currently operates or which are otherwise material to the Group's income;

(b) there will be no changes in policies, legislation, regulations or rules in Hong Kong, the PRC or any other countries or territories in which the Group operates or have arrangements or agreements (including, but not limited to, those in relation to traffic and transport), which may adversely affect the Group's business or operations;

(c) there will be no material changes in the bases or rates of taxation in the countries or territories in which the Group operates;

(d) there will be no material changes in interest rates or foreign currency exchange rates from those currently prevailing as at the date of this prospectus;

(e) the Group's operations and business will not be severely interrupted by any force majeure events or unforeseeable factors or any unforeseeable reasons that are beyond the control of the Directors, including the occurrence of natural disasters or catastrophes (such as floods and typhoons), epidemics or serious accidents; and

(f) the volumes of traffic will not be less than the levels projected by the traffic consultant in the conservative scenarios as stated in Appendix VI.

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The following is the text of a letter, summary of values and valuation certificate, prepared for the purpose of incorporation in this prospectus received from FPDSavills (Hong Kong) Limited, the independent property valuer, in connection with their valuations as at 30 April, 2003 of the property interests of the Group.

FPDsavills
第一太平戴維斯 INTERNATIONAL PROPERTY CONSULTANTS

FPDSavills (Hong Kong) Limited
23/F Two Exchange Square
Central, Hong Kong

Telephone: 2801 6100
Direct Line: 2801 6100
Direct Fax: 2530 0756

www.fpdsavills.com
www.fpdsavillsproperty.com

FPDsavills International

28 July, 2003

The Directors
Hopewell Highway Infrastructure Limited
Room 6402, 64th Floor,
Hopewell Centre,
183 Queen's Road East,
Hong Kong

Dear Sirs,

In accordance with your instructions to value the property interests of Hopewell Highway Infrastructure Limited (the "Company"), its subsidiaries and jointly controlled entities (hereinafter together referred to as the "Group") in Hong Kong and the People's Republic of China (the "PRC"), we confirm that we have carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for providing you with our opinion of the open market values of the property interests as at 30 April, 2003 (the "Valuation Date").

Our valuations of the property interests are our opinion of the open market value of each of the properties concerned which we would define as intended to mean "the best price at which the sale of an interest in a property would have been completed unconditionally for cash consideration on the Valuation Date, assuming:

a) a willing seller;

b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of the price and terms and for the completion of the sale;

c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

d) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

Our valuations are made in accordance with the Guidance Notes on the Valuation of Property Assets published by the Hong Kong Institute of Surveyors, the relevant provisions of the Companies Ordinance and Chapter 5 of Listing Rules published by the Stock Exchange of Hong Kong and its Practice Note 12.

Properties in Group I are held by the Group for occupation and the property interests are valued by the comparison method on the assumption that each property can be sold with the benefit of vacant possession. Comparison based on the prices realized on actual sales or offerings of comparable properties is made. Comparable properties with similar size, character and location are analysed, and carefully weighted against all respective advantages and disadvantages of each property in order to arrive at a fair comparison of value.

In respect of property interests in Groups II and III which are rented and occupied by the Group in Hong Kong and the PRC respectively under tenancy agreements, we are of the opinion that they have no commercial value due to the prohibition against assignment or sub-letting or otherwise due to lack of substantial profit rent and/or the short term nature of the interests.

We have inspected the properties included in the attached valuation certificate. During the course of our inspection, we did not note any serious defects. However, no structural survey has been made and we are therefore unable to report as to whether the properties are free from rot, infestation or other defects. No tests were carried out on any of the services.

We have caused searches to be made at the relevant Land Registry against the property interests in Hong Kong. We have not, however, searched the original documents to verify ownership nor to ascertain the existence of any amendments which do not appear on the copies handed to us. For property interests in the PRC, we have not investigated the title of the property interests nor scrutinised the original documents, but have been provided with extracts of some title documents and the relevant tenancy agreements. All documents and leases have been used for reference only. In our valuations, we have relied on the advice given by the Group and its legal advisers on PRC laws, Haiwen & Partners (the "PRC Legal Advisers") regarding the title to the property interests in properties in the PRC.

Our valuations have been made on the assumption that the property interests can be sold in the open market without the effect of any deferred term contracts, leasebacks, joint ventures, management agreements or any other similar arrangements which might serve to affect the value of the property interests. In addition, no account has been taken of any option or right of pre-emption concerning or affecting the sale of the properties, and no allowance is made for the properties to be sold to a single party and/or as a portfolio or portfolios. We have also assumed that the Group has enforceable title to the property interests, and have free and uninterrupted rights to use the properties for the whole of the respective unexpired terms granted. In our valuations, we have taken into account the legal opinion of the PRC Legal Advisers, and while we have exercised our professional judgement in arriving at our valuations, you are urged to consider our valuation assumptions with caution. Other special assumptions of each property, if any, have been stated in the footnotes of the valuation certificate for the respective properties.

Having examined all relevant documentation, we have relied to a considerable extent on the information given by the Group, particularly in respect of statutory notices, easements, tenures, occupation, rentals, site areas and floor areas, and in the identification of those properties in which the Group has valid interests. All documents have been used for reference only. Unless otherwise stated, all dimensions, measurements and areas included in the valuation certificate are based on information contained in the documents provided to us by the Group and are therefore approximates. We have no reason to doubt the truth and accuracy of the information provided to us by the Group, and have been advised by the Group that no material facts have been omitted from the information provided. We have no reason to suspect that any material information has been withheld, and consider that we have been provided with sufficient information to establish an informed view.

No allowance has been made in our valuations for any charges, mortgages or amounts owing on any of the properties valued nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that all the property interests are free from encumbrances, restrictions and outgoings of an onerous nature which could affect their values.

Unless otherwise stated, all property values are denominated in Hong Kong Dollars. The exchange rate used in our valuation is HK$1 to RMB1.06 which was prevailing as at the Valuation Date. There has been no significant fluctuation in such exchange rate between the Valuation Date and the date of this letter.

Our valuations are summarised and our valuation certificate is attached hereto.

Yours faithfully,
For and on behalf of
FPDSavills (Hong Kong) Limited

William W L Wong
BLE, MRICS, MHKIS, RPS (GP)
Senior Director
Valuation and Consultancy

Samuel C K Young
BSc (Hons), RPS (GP), MCIArb
Associate Director
Valuation and Consultancy

Note: Mr. William W L Wong and Mr. Samuel C K Young are Chartered Surveyors with over 15 years' valuation experience in Hong Kong, including over 8 years' valuation experience in the PRC.

SUMMARY OF VALUES

No.	Property	Capital Value in existing state as at 30 April, 2003	Interest attributable to the Group	Capital Value Attributable to the Group
		(HK$)	(%)	(HK$)
Group I — Properties held by the Group for occupation in the PRC				
1.	Guangzhou-Shenzhen Superhighway, Guangdong Province, The PRC	No commercial value		No commercial value
2.	Guangzhou East-South-West Ring Road, Guangdong Province, The PRC	No commercial value		No commercial value
3.	Basement 2; Podium Levels 2 & 3; Units 02 to 06 on Level 8, the whole of Levels 9 to 13, Units 03 and 04 on Level 14 and Units 01 and 02 on Level 18 of East Tower, Jiaxing Building, Haizhu District, Guangzhou, Guangdong Province, The PRC	26,600,000	48.75%*	12,967,500
4.	Units 102, 103, 104, 203, 204, 303, 304, 403, 404, 503 and 504 of Block 3, Fu Yuan, Zhen Zhong Lu, Wangniudun, Dongguan, Guangdong Province, The PRC	1,090,000	48.75%*	531,375
	Sub-total:	27,690,000		13,498,875

SUMMARY OF VALUES

No.	Property		Capital Values in existing state as at 30 April, 2003
Group II — Property rented by the Group in Hong Kong			
5.	Room 6402, 64th Floor, Hopewell Centre, No.183 Queen's Road East, Wanchai, Hong Kong		No commercial value
		Sub-total:	No commercial value
Group III — Properties rented by the Group in the PRC			
6.	Rooms 11330, 11331 and 11336, Tower 1, Guangzhou Sanyu Hotel, No.23 Sanyu Road, Dongshan District, Guangzhou, Guangdong Province, The PRC		No commercial value
7.	Asphalt Plant, North-east to Pier No. 2, Phase 1 of Xin Sha Gang District, Dongguan, Guangdong Province, The PRC		No commercial value
8.	2 plots of land (at K56+400 to K57+580) adjoining to the Guangzhou-Shenzhen Superhighway, Guangdong Province, The PRC		No commercial value
9.	Level 19, Jia Ye Building, No. 318 Dong Feng Zhong Road, Guangzhou, Guangdong Province, The PRC		No commercial value

No.	Property	Capital Values in existing state as at 30 April, 2003
10.	Portions of Levels 1 and 2, Tower 2, Ji Ye Garden, Pingzhou District, Nanhai, Guangdong Province, The PRC	No commercial value
11.	Portion of Level 1 Tower 2, Ji Ye Garden, Pingzhou District, Nanhai, Guangdong Province, The PRC	No commercial value
12.	Unit 206 and 23 units on Levels 3 to 8, Tower 4, Ji Ye Garden, Pingzhou District, Nanhai, Guangdong Province, The PRC	No commercial value
13.	Room 805, Nos. 111-115 Siyou Xin Malu, Dongshan District, Guangzhou, Guangdong Province, The PRC	No commercial value
	Sub-total:	No commercial value

	Capital Value in existing state as at 30 April, 2003	Capital Value Attributable to the Group
	(HK$)	(HK$)
Total:	27,690,000	13,498,875

* *Note:* The percentage interests attributable to the Group is based on the current profit sharing ratio, taking into account a minority party which currently holds 2.5% indirect interest in HHI GS Superhighway Co.

VALUATION CERTIFICATE

Group I — Properties held by the Group for occupation in the PRC

No.	Property	Description and Tenure	Status of Occupancy	Capital Value in Existing state as at 30 April, 2003
1	Guangzhou-Shenzhen Superhighway, Guangdong Province, The PRC	The property comprises a superhighway together with some ancillary facilities. The superhighway links Guangdan in Guangzhou to Huanggang in Shenzhen. The superhighway has a total length of 122.8 km and is of an asphalt-paved dual 3-lane carriageway design, with emergency parking shoulders in each direction. It is a closed system expressway facilitated with 18 interchanges and 18 toll plazas. The official open day of the superhighway was 1 July, 1997 (hereafter referred to as "GS Superhighway"). GS Superhighway is built with a petroleum filling station; a headquarters complex in Taiping, which includes 4 blocks of 6 to 7-storey staff quarters, a 12-storey office building, a 4-storey vehicles repairing centre, a 7-storey guest hostel and a single storey canteen; 3 office premises located in Shenzhen, Dongguan and Luogang (Guangzhou); 3 staff quarters located in Guangzhou, Hezhou and Daojiao as well as 95 advertising boards (hereafter referred to as "Ancillary Facilities").	GS Superhighway is operated by Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited ("GS Superhighway JV") as a Toll Road. Except for the petroleum filling station ("PFS"), the Ancillary Facilities are occupied by GS Superhighway JV. The operation of the PFS has been licensed for a period to be expired in 2017. 93 advertising boards are licensed under various cooperation agreements for various terms of 2 years to 9 years and 3 months. The latest expiry date of the agreements is 31 July, 2010. The other 2 advertising boards are occupied by GS Superhighway JV and offered for licence.	No Commercial Value

No.	Property	Description and Tenure	Status of Occupancy	Capital Value in Existing state as at 30 April, 2003
		The property comprises 45 parcels of land, which are held under 24 State-owned Land Use Rights Certificates and 21 Real Estate Ownership Certificates. The total site area underlying the property is 10,461,698 sq.m. (112,608,671 sq.ft.) or thereabouts. Except the 2 parcels of land which are held under State-owned Land Use Rights Certificates No. (2002)142 and (2000)C0200765 on which the terms are unspecified, the expiry date of remaining 43 parcels of land is 30 June, 2027.		

Notes:

1. Pursuant to the Joint Venture Contract for the Cooperative Construction, Operation and Management of the Guangzhou-Shenzhen-Zhuhai Superhighway and Service Facilities dated 20 April, 1987 and its subsequent amendments dated 25 December, 1987, 30 December, 1990, 23 November, 1992, 27 October, 1994 and 3 April, 1997, together with the Articles of Association of the Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited dated 6 February, 1988 and its subsequent amendment dated 31 December, 1991 (together referred to as "GS JV Contract"), the salient conditions are stipulated as follows:

i.	Joint Venture Entity	:	Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited (hereinafter referred to as "GS Superhighway JV")
ii.	Party A	:	Guangdong Provincial Highway Construction Company
	Party B	:	Hopewell China Development (Superhighway) Limited
iii.	Concession Period	:	30 years from 1 July, 1997
iv.	Profit distribution (Party's B share)	:	(a) 1st to 10th year : 50% of Distributable Profit
			(b) 11th to 20th year : 48% of Distributable Profit
			(c) 21st to 30th year : 45% of Distributable Profit

2. By virtue of Business Licence (Registration No.: Qi Zuo Yue Zong Zi No. 000254) dated 8 November, 2001 issued by the Industrial and Commerce Administrative Bureau of Guangdong Province, the operation period of GS Superhighway commenced on 27 April, 1988 and expires on 30 June, 2027.

3. GS Superhighway JV has been granted a Certificate of Approval for Establishment of Enterprises with Investment of Taiwan, Hongkong, Macau Chinese in the People's Republic of China (Document No.: Yue He Zuo Zheng Zi (1988) 0151) by the People's Government of Guangdong dated 25 April, 1988.

4. Pursuant to the 24 State-owned Land Use Rights Certificates (LURC), the respective land use rights of the property are allocated to GS Superhighway JV for highway uses. Furthermore, pursuant to 21 Real Estate Ownership Certificates (REOC), the respective land use rights of the property are held by GS Superhighway JV for highway uses for a term expiring on 30 June, 2027. It is stated on the REOC that the respective plots of land that form part of the property cannot be assigned by GS Superhighway JV, and that the mortgaging or leasing of the respective plots of land concerned shall be in accordance with relevant regulations.

5. The PRC Legal Advisers have stated in their legal opinion, *inter alia*, that:

   (i) GS Superhighway JV has the right to use the property during the concession period;

   (ii) GS Superhighway JV shall not assign, mortgage or lease the property held under the 24 State-owned Land Use Rights Certificates (LURC) which are for highway uses. Except 2 parcels of land which is held under Land Use Rights Certificates No. (2002)142 and (2000)C0200765 respectively, the expiry date of the land use rights for the other 22 parcels of land is 30 June, 2027;

   (iii) GS Superhighway JV shall not assign or mortgage the property held under the 21 Real Estate Ownership Certificates (REOC) which are for highway uses. Leasing of the property shall be in accordance with relevant regulations. The expiry date of the land use rights for the 21 parcels of land which are held under the respective REOC is 30 June, 2027; and

   (iv) According to the LURC and REOC provided by the Company, there are no records of any encumbrances.

No.	Property	Description and Tenure	Status of Occupancy	Capital Value in Existing state as at 30 April, 2003
2	Guangzhou East-South-West Ring Road, Guangdong Province, The PRC	The property forms part of the Guangzhou Ring Road. It runs along the eastern, southern and western fringes of the Guangzhou urban areas. It begins on the east near the Guangdan toll plaza of the Guangzhou-Shenzhen Superhighway, and ends on the west at the Shabei interchange with the Guangzhou Northern Ring Road and the Guangfo Expressway ("Guangzhou E-S-W Ring Road"). The Guangzhou E-S-W Ring Road has a total length of 38 km and is of a concrete-paved dual 3-lane carriageway design. It is a closed system expressway facilitated with 10 interchanges, 10 toll plazas and a management centre at the Sanjiao interchange. It has been fully completed and in operation since June 2000. 2 parcels of land in Nanhai which are held under 2 State-owned Land Use Rights Certificates are allocated for the property for an unspecified term.	The property is operated and occupied by Guangzhou E-S-W Ring Road Company Limited ("Ring Road JV") as a Toll Road.	No Commercial Value

Notes:

1. Pursuant to the Joint Venture Contract for the Cooperative Construction, Operation and Management of the Guangzhou East-South-West Ring Road dated 23 November, 1992 and its subsequent amendments dated 31 October, 1997, 1 December, 1998 and 30 July, 2001 together with the Articles of Association of the Guangzhou East-South-West Ring Road Company Limited dated 23 November, 1992 and its subsequent amendments dated 23 February, 1998 and 30 July, 2001 (together referred to as "Ring Road JV Contract"), the salient conditions are stipulated as follows:

i.	Joint Venture Entity	:	Guangzhou E-S-W Ring Road Company Limited (Hereinafter referred to as "Ring Road JV")			
ii.	Party A	:	Guangzhou City Tongda Highway Company			
	Party B(1)	:	Hopewell Guangzhou Ring Road Limited			
	Party B(2)	:	CKI Guangzhou Ring Roads Limited			
iii.	Concession Period	:	30 years from 1 January, 2002			
iv.	Profit distribution (Party B(1)'s share)	:	(a)	1st to 10th year	:	45% of Net Cash Flow
			(b)	11th to 20th year	:	37.5% of Net Cash Flow
			(c)	21st to 30th year	:	32.5% of Net Cash Flow

2. By virtue of Business Licence (Registration No.: Qi Zuo Yue Sui Zong Zi No 000342) dated 10 May, 2001 issued by the Industrial and Commerce Administrative Bureau of Guangzhou and granted to Ring Road JV, the operation period of the Guangzhou E-S-W Ring Road commenced on 26 December, 1992 and expires on 26 January, 2032.

3. Ring Road JV has been granted a Certificate of Approval for Establishment of Enterprises with Foreign Investment in the People's Republic of China (Document No.: Sui He Zuo Zheng Zi (1992) 0577) by the People's Government of Guangzhou dated 24 December, 1992.

4. Pursuant to the 2 State-owned Land Use Rights Certificates (LURC) (Document Nos.: Nan Fu Guo Yong (1999) Zi No. 00264 and Nan Fu Guo Yong (1999) Zi No. 00265) dated 2 September, 1999, the land use rights of approximately 466,037.07 sq. m. (5,016,376.42 sq. ft.) of the property in Nanhai are allocated to Ring Road JV for highway uses. The LURC states that the property could not be assigned, leased or mortgaged by Ring Road JV.

5. The State-owned Land Use Rights Certificates/Real Estate Ownership Certificates of the remaining parcels of land in Guangzhou, which are not included in the 2 parcels of land as stated above, are in the process of application.

6. The PRC Legal Advisers have stated in their legal opinion, *inter alia*, that

   (i) Ring Road JV has the right to use the 2 parcels of land in Nanhai, which comprise approximately 466,037.07 square metres and are held under 2 State-owned Land Use Rights Certificates which are for highway uses, but it shall have no right to assign, mortgage or lease the property;

   (ii) Ring Road JV is in the process of obtaining the State-owned Land Use Rights Certificates for the remaining parcels of land in Guangzhou. There is no legal impediment for Ring Road JV in obtaining the abovementioned State-owned Land Use Rights Certificates; and

   (iii) According to the 2 State-owned Land Use Rights Certificates provided by the Company, there are no records of any encumbrances.

No.	Property	Description and Tenure	Status of Occupancy	Capital Value in Existing state as at 30 April, 2003
3	Basement 2; Podium Levels 2 & 3; Units 02 to 06 on Level 8, the whole of Levels 9 to 13, Units 03 and 04 on Level 14 and Units 01 and 02 on Level 18 of East Tower, Jiaxing Building, Haizhu District, Guangzhou, Guangdong Province, The PRC	The property comprises car parking spaces on Basement 2, 2 commercial floors on Podium Levels 2 and 3, and 39 residential units in a newly completed 23-storeys (excluding 2 basement levels) commercial/residential building. The total gross floor area of the property is approximately 6,149.082 sq.m. (66,188 sq.ft.) (excluding car park), including 2,412 sq.m. (25,963 sq.ft.) of commercial accommodation and 3,737.082 sq.m. (40,226 sq.ft.) of residential units. The property is held under a State-owned Land Use Rights Certificate dated 29 May, 2000 for a term of 70 years for residential use; 40 years for commercial/tourism/ entertainment use and 50 years for other uses. The commencement date of such land use rights term is May 2000.	The property is vacant.	HK$26,600,000 (48.75%* interests attributable to the Group: HK$12,967,500)

Notes:

* The percentage interests attributable to the Group is based on the current profit sharing ratio, taking into account a minority party which currently holds 2.5% indirect interest in HHI GS Superhighway Co.

1. Pursuant to an Agreement of Joint Development dated 26 March, 1998 and its subsequent amendments dated 6 April, 1999, 2 July, 1999, 22 November, 2000 and 6 December, 2001, which were entered into between Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited ("GS Superhighway JV") and Guangzhou Yuexing Real Estate Development Company Limited (together referred to as the "Joint Development Agreement"), portions of the property will be handed over to GS Superhighway JV after the property is completed. The handover is expected to occur in 2003.
2. The property is held by Guangzhou City Gao Su Zhi Ye Company Limited as stated on the State-owned Land Use Rights Certificate (LURC) (Document No. Sui Fu Guo Zhong (2000) Zi No. 074) dated 29 May, 2000. The LURC stipulates that the term of the land use rights is 70 years for residential use; 40 years for commercial/tourism/ entertainment use and 50 years for other uses, all of which commenced in May 2000.
3. The Real Estate Ownership Certificates of the property are in the process of application.

4. The PRC Legal Advisers have stated in their legal opinion, *inter alia*, that:

   (i) A State-owned Land Use Rights Certificate has been granted to Guangzhou City Gao Su Zhi Ye Company Limited. The certificate stipulates that the term of the land use rights is 70 years for residential use; 40 years for commercial/tourism/entertainment use and 50 years for other uses, all of which commenced in May 2000;

   (ii) Guangzhou City Gao Su Zhi Ye Company Limited is in the process of applying for the relevant Real Estate Ownership Certificates for the property. After the relevant Real Estate Ownership Certificates are obtained, Guangzhou City Gao Su Zhi Ye Company Limited will process the transferral of the property to GS Superhighway JV in accordance with the Joint Development Agreement;

   (iii) According to the confirmation from GS Superhighway JV, the property is not subject to any mortgage, lease agreement or third party rights; and

   (iv) The rights of GS Superhighway JV as stated in the Joint Development Agreement is legally valid and protected by law.

No.	Property	Description and Tenure	Status of Occupancy	Capital Value in Existing state as at 30 April, 2003
4	Units 102, 103, 104, 203, 204, 303, 304, 403, 404, 503 and 504 of Block 3, Fu Yuan, Zhen Zhong Lu, Wangniudun, Dongguan, Guangdong Province, The PRC	The property comprises 11 residential units in a 5-storey residential building completed in or about 1991. The total gross floor area of the property is approximately 1,093.425 sq.m. (11,770 sq.ft.).	The property is occupied by Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited ("GS Superhighway JV") as staff quarters.	HK$1,090,000 (48.75%* interests attributable to the Group: HK$531,375)

Notes:

* The percentage interests attributable to the Group is based on the current profit sharing ratio, taking into account a minority party which currently holds 2.5% indirect interest in HHI GS Superhighway Co.

1. The property is held by Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited ("GS Superhighway JV") as stated on various Certificates of Building Ownership issued by the People's Government of Wangniudong, Dongguan dated 16 July, 1999.

2. The PRC Legal Advisers have stated in their legal opinion, *inter alia*, that

   (i) GS Superhighway JV has the right to assign and lease the property, but has no right to demolish the same; and

   (ii) According to the confirmation from GS Superhighway JV, the property is not subject to any mortgage, lease agreement or third party rights.

Group II — Property rented by the Group in Hong Kong

No.	Property	Description	Status of Occupancy	Capital Value in Existing state as at 30 April, 2003
5	Room 6402, 64th Floor, Hopewell Centre, No.183 Queen's Road East, Wanchai, Hong Kong	The property comprises a unit located in a 64-storey commercial building completed in 1980. It has a lettable floor area of approximately 219.16 sq.m. (2,359 sq.ft.). The property is held under a tenancy agreement dated 10 July, 2003 entered into between Singway (B.V.I.) Company Limited, the registered owner, as lessor and Hopewell China Development (Superhighway) Limited as lessee for a term of 2 years and expiring on 30 June, 2004. The monthly rental is HKD35,392.50 inclusive of management fee but exclusive of air-conditioning charges and government rates.	The property is occupied by Hopewell China Development (Superhighway) Limited as office.	No Commercial Value

Notes:

1. The registered owner of the property is Singway (B.V.I.) Company Limited.
2. The building in which the property forms part is subject to a Legal Charge in favour of BOCI Capital Limited.

Group III — Properties rented by the Group in the PRC

No.	Property	Description	Status of Occupancy	Capital Value in Existing state as at 30 April, 2003
6	Rooms 11330, 11331 and 11336, Tower 1, Guangzhou Sanyu Hotel, No.23 Sanyu Road, Dongshan District, Guangzhou, Guangdong Province, The PRC	The property comprises 3 guest rooms in a hotel in Guangzhou. The property is held under a tenancy agreement entered into between Guangzhou Sanyu Hotel as lessor and Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited ("GS Superhighway JV") as lessee for a term of 6 months commencing on 1 December, 2002, which is renewed for a further 7 months until 31 December, 2003. The daily rental is RMB 600 payable monthly, inclusive of service charges and underground railway charges.	The property is occupied by GS Superhighway JV as offices.	No Commercial Value

Notes:

1. The PRC Legal Advisers have stated in their legal opinion, *inter alia*, that:

   (i) The use of the property by GS Superhighway JV in accordance with the terms and conditions of the tenancy agreement is legal; and

   (ii) Guangzhou Sanyu Hotel has the right to operate the business of office leasing.

No.	Property	Description	Status of Occupancy	Capital Value in Existing state as at 30 April, 2003
7	Asphalt Plant, North-east to Pier No. 2, Phase 1 of Xin Sha Gang District, Dongguan, Guangdong Province, The PRC	The property comprises a plant for asphalt storage and mixing purpose together with a 400-metre pipeline connecting the property to the front portion of Pier No. 2 of Phase 1 of Xin Sha Gang, which are located near Machong, Dongguan. The site area of the property is approximately 9,870 sq.m. (106,240 sq.ft.). The property is held under a tenancy agreement entered into between Guangzhou Gang Xin Sha Gang Wu Company as lessor and Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited ("GS Superhighway JV") as lessee for a term of 10 years commencing on 1 September, 2000 and expiring on 31 August, 2010.	The property is occupied by GS Superhighway JV as an asphalt plant.	No Commercial Value

Notes:

1. Pursuant to the tenancy agreement ("the Agreement"), the monthly rental of the property is RMB 10.20 per sq.m. during the period from 1 September, 2000 to 31 December, 2001. From 1 January, 2002 onwards, the monthly rental will be reviewed annually and is restricted to be in the range of 2% to 5% increase per annum.

2. The PRC Legal Advisers have stated in their legal opinion, *inter alia*, that:

   i. the lessor has the right to operate the business of property leasing;

   ii. the lessee has the right to use and occupy, legally, the property under the terms and conditions of the tenancy agreement;

   iii. GS Superhighway JV shall not sub-let, lease or change the use of the property; and

   iv. GS Superhighway JV shall not mortgage any infrastructure or fixed assets in the property without the lessor's written consent.

No.	Property	Description	Status of Occupancy	Capital Value in Existing state as at 30 April, 2003
8	2 plots of land (at K56+400 to K57+580) adjoining to the Guangzhou-Shenzhen Superhighway, Guangdong Province, The PRC	The property comprises 2 plots of land, having direct ingress and egress points on the northbound and southbound carriageway of the Guangzhou-Shenzhen Superhighway respectively. The total site area of the property is approximately 7,296 sq.m. (78,533 sq.ft.). The property is held under a tenancy agreement and a supplementary tenancy agreement entered into between Dongguanshi Humenzhen Bochong Cunshe Gang Cunmin Xiaozu as lessor and Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited ("GS Superhighway JV") as lessee for a term of 50 years commencing on 31 December, 2000 and expiring on 31 December, 2050. The initial annual rental as at the Valuation Date was RMB150,000, inclusive of management and other miscellaneous costs.	The property is occupied as 2 petroleum filling stations.	No Commercial Value

Notes:

1. Pursuant to the relevant tenancy agreement and supplementary tenancy agreement, the annual rental of the property is RMB150,000 for the 1st to 5th year of the lease term, with an increase of 10% every five years thereafter until 31 December, 2021.

2. The PRC Legal Advisers have stated in their legal opinion, *inter alia*, that:

   i. The property is used by Guangdong China Petroleum Product Sale Company Limited to construct and operate Dongguan Xin Lian petroleum filling stations, pursuant to the cooperation agreement entered into between GS Superhighway JV and Guangdong China Petroleum Product Sale Company Limited;

   ii. GS Superhighway JV shall not sub-let, change the use and function of the property or cooperate with third parties in relation to the property without the lessor's written consent; and

   iii. Since title document(s) and any relevant document(s) are not available for the property from the lessor, the relevant tenancy agreement and the supplement agreement thereto may not necessarily be protected by law.

No.	Property	Description	Status of Occupancy	Capital Value in Existing state as at 30 April, 2003
9	Level 19, Jia Ye Building, No. 318 Dong Feng Zhong Road, Guangzhou, Guangdong Province, The PRC	The property comprises an office floor in a 28-storey commercial building completed in or about 1999. It has a total gross floor area of approximately 1,158.39 sq.m. (12,469 sq.ft.). The property is leased under a letter issued by Guangzhou City Tongda Highway Company as lessor to Guangzhou E-S-W Ring Road Company Limited ("Ring Road JV") as lessee for an unspecified term of years commencing on 1 January, 2003. The monthly rental is RMB50,000, exclusive of water, electricity and management charges.	The property is occupied by Ring Road JV as office.	No Commercial Value

Notes:

1. The PRC Legal Advisers have stated in their legal opinion, *inter alia*, that:

   i. the content of the letter is not in violation of the laws and regulations of the PRC;

   ii. the lessor is in the process of obtaining a Certificate(s) of Building Ownership; and

   iii. before the lessor obtains such Certificate(s) of Building Ownership, the right of Ring Road JV under the abovementioned letter is not protected by law.

No.	Property	Description	Status of Occupancy	Capital Value in Existing state as at 30 April, 2003
10	Portions of Levels 1 and 2, Tower 2, Ji Ye Garden, Pingzhou District, Nanhai, Guangdong Province, The PRC	The property comprises portions of 2 commercial floors located in an 8-storey commercial/residential building completed in or about 1998. It has a total floor area of approximately 1,242 sq.m. (13,369 sq.ft.). The property is held under a tenancy agreement and a supplementary tenancy agreement entered into between Nanhai Nangang Real Estate Development Company as lessor and Guangzhou-Zhuhai West Superhighway Company Limited (Preparation Unit) as lessee for a term to be expired in the period between 29 February, 2004 and 31 December, 2004. The monthly rental is RMB8,270, exclusive of water, electricity and management charges.	The property is occupied by Guangzhou-Zhuhai West Superhighway Company Limited (Preparation Unit) as offices.	No Commercial Value

Notes:

1. The PRC Legal Advisers have stated in their legal opinion, *inter alia*, that:

   i. the content of the tenancy agreements is not in violation of the laws and regulations of the PRC;

   ii. the relevant Certificate(s) of Building Ownership are not available in respect of the property from the lessor; and

   iii. the lessee has the right to use and occupy the property under the terms and conditions of the tenancy agreement, but such right is not protected against third party interests.

No.	Property	Description	Status of Occupancy	Capital Value in Existing state as at 30 April, 2003
11	Portion of Level 1, Tower 2, Ji Ye Garden, Pingzhou District, Nanhai, Guangdong Province, The PRC	The property comprises portion of the ground floor of an 8-storey commercial/ residential building completed in or about 1998. It has a total floor area of approximately 172.6 sq.m. (1,858 sq.ft.). The property is held under a tenancy agreement entered into between Sanshan Gang Sanning Property Management Company Limited as lessor and Guangzhou-Zhuhai West Superhighway Company Limited (Preparation Unit) as lessee for a term of 2.5 years commencing on 20 March, 2002 and expiring on 20 September, 2004. The monthly rental is RMB1,726, exclusive of water, electricity and management charges.	The property is occupied by Guangzhou-Zhuhai West Superhighway Company Limited (Preparation Unit) as canteen and warehouse.	No Commercial Value

Notes:

1. The PRC Legal Advisers have stated in their legal opinion, *inter alia*, that:

   i. the content of the tenancy agreement is not in violation of the laws and regulations of the PRC;

   ii. the relevant Certificate(s) of Building Ownership are not available in respect of the property from the lessor; and

   iii. the lessee has the right to use and occupy the property under the terms and conditions of the tenancy agreement, but such right is not protected against third party interests.

No.	Property	Description	Status of Occupancy	Capital Value in Existing state as at 30 April, 2003
12	Unit 206 and 23 units on Levels 3 to 8, Tower 4, Ji Ye Garden, Pingzhou District, Nanhai, Guangdong Province, The PRC	The property comprises a total of 24 residential units in an 8-storey residential building completed in or about 1998. It has a total gross floor area of approximately 1,781.34 sq.m. (19,174 sq.ft.). The property is held under a tenancy agreement entered into between Guangdong Ocean and Fisheries Bureau Servicing Centre as lessor and Guangzhou-Zhuhai West Superhighway Company Limited (Preparation Unit) as lessee for a term of 36 months commencing on 23 March, 2002 and expiring on 23 March, 2005. The monthly rental is RMB9,000, exclusive of water, electricity and management charges etc.	The property is occupied by Guangzhou-Zhuhai West Superhighway Company Limited (Preparation Unit) as offices and staff quarters.	No Commercial Value

Notes:

1. The 23 units on Levels 3 to 8 that form part of the property are units 305-308, 405-408, 505-508, 605-608, 705-708 and 805-807.

2. The PRC Legal Advisers have stated in their legal opinion, *inter alia*, that:

   i. the content of the tenancy agreement is not in violation of the laws and regulations of the PRC;

   ii. the relevant Certificate(s) of Building Ownership are not available in respect of the property from the lessor; and

   iii. the lessee has the right to use and occupy the property under the terms and conditions of the tenancy agreement, but such right is not protected against third party interests.

No.	Property	Description	Status of Occupancy	Capital Value in Existing state as at 30 April, 2003
13	Room 805, Nos. 111-115 Siyou Xin Malu, Dongshan District, Guangzhou, Guangdong Province, The PRC	The property comprises an office unit in a 29-storey commercial building completed in or about 1995. It has a total floor area of approximately 108.13 sq.m. (1,164 sq.ft.). The property is held under a tenancy agreement entered into between Guangdong Provincial Highway Construction Company as lessor and Guangzhou-Zhuhai West Superhighway Company Limited (Preparation Unit) as lessee for a term commencing on 1 January, 2003 and expiring on 31 December, 2003. The monthly rental is RMB5,407, exclusive of water, electricity and management charges.	The property is occupied by Guangzhou-Zhuhai West Superhighway Company Limited (Preparation Unit) as office.	No Commercial Value

Notes:

1. The PRC Legal Advisers have stated in their legal opinion, *inter alia*, that:

   i. the content of the tenancy agreement is not in violation of the laws and regulations of the PRC;

   ii. the lessor has the right to lease the property; and

   iii. the lessee has the right to use and occupy the property under the terms and conditions of the tenancy agreement.

The following is the text of a letter, summary of values and valuation certificate, prepared for the purpose of incorporation in this prospectus, received from FPDSavills (Hong Kong) Limited, an independent business valuer, in connection with their valuation as at 30 April, 2003 of the fair market values of the Group's interest in the Road Projects. Unless otherwise defined in this appendix, terms used in this appendix shall have the meanings defined elsewhere in this prospectus.


FPDsavills
第一太平戴維斯 INTERNATIONAL PROPERTY CONSULTANTS

FPDSavills (Hong Kong) Limited
23/F Two Exchange Square
Central, Hong Kong

Telephone: 2801 6100
Direct Line: 2801 6100
Direct Fax: 2530 0756

www.fpdsavills.com
www.fpdsavillsproperty.com

FPDsavills International

28 July, 2003

The Directors
Hopewell Highway Infrastructure Limited
Room 6402, 64th Floor,
Hopewell Centre,
183 Queen's Road East,
Hong Kong

Dear Sirs,

In accordance with your instructions, we have conducted an assessment of the fair market values of the interests in Hopewell Highway Infrastructure Limited (the "Company"), its subsidiaries and jointly controlled entities (hereinafter together referred to as the "Group") in two fully operational toll road projects and a further toll road project under construction, all located in Guangdong Province, the People's Republic of China (the "PRC") (the "Group's Projects").

The purpose of this valuation is to express an independent opinion of the fair market values of the business enterprises as of 30 April, 2003. We confirm that we have carried out inspections and made relevant enquiries and obtained such further information as we considered necessary for the purpose of our valuation.

Business enterprise is defined for this valuation as the total invested capital, net of the value of debt but including shareholders' loans, and is equivalent to shareholders' equity plus shareholders' loans. The equity value is a pro rata share of the total based on the Group's ownership interest or is based on the free cash flows to which the Group is entitled in accordance with the respective joint venture contract without regard to the effects of minority interests or lack of marketability, if any.

Introduction

The Group's business activities currently consist of the investment in and development, operation and management of the toll road projects in Guangdong Province, the PRC. The Group currently owns attributable interests in three toll road projects, namely Guangzhou-Shenzhen Superhighway, Guangzhou East-South-West Ring Road and Phase 1 of the Western Delta Route. Except for the last toll road project which is under construction, the other two toll road projects are fully operational.

The Group's Projects whose business enterprises are the subject of this valuation are limited to the following:

No.	Project	Joint Venture's total registered capital	Group's contribution of the Joint Venture's registered capital	Group's portion of registered capital in the Joint Venture	Concession period expiry	Toll collection commenced /expected to commence
		(million)	(%)	(million)		
Group I - Toll road projects held by the Group under Operation in the PRC						
1.	Guangzhou-Shenzhen Superhighway, Guangdong Province, The PRC	HK$702.00 (equivalent of RMB471.00)	100%	HK$702.00	30 June, 2027	18 July, 1994 (Trial)
2.	Guangzhou East-South-West Ring Road, Guangdong Province, The PRC	USD55.00	50%	USD27.50	31 December, 2031	26 June, 2000
Group II - Toll road project held by the Group under Construction						
3.	Phase 1 of the Western Delta Route, Guangdong Province, The PRC	RMB588.00	50%	RMB294.00	30 years from the date of issuance of business licence, which is assumed to be in the third quarter, 2003	1 July, 2004 (expected date to open)

Guangzhou-Shenzhen Superhighway ("GS Superhighway")

The GS Superhighway links Shenzhen to the south and Guangzhou to the north. The southern end of the GS Superhighway is the Huanggang toll plaza and the northern end is the Guangdan toll plaza. The Guangzhou-Shenzhen Superhighway has a total length of 122.8 km and is of an asphalt-paved dual 3-lane design. The GS Superhighway is a closed system expressway facilitated with 18 interchanges and 18 toll plazas. GS Superhighway has been collecting tolls since its trial operation in July 1994. Its official opening date was 1 July, 1997.

Guangzhou East-South-West Ring Road ("Guangzhou E-S-W Ring Road")

The Guangzhou E-S-W Ring Road forms part of the Guangzhou Ring Road. The Guangzhou E-S-W Ring Road runs along the eastern, southern and western fringes of the Guangzhou city. The Guangzhou E-S-W Ring Road begins from the east near the Guangdan toll plaza of the Guangzhou-Shenzhen Superhighway, and ends at the west at the Shabei interchange with the Northern Ring Road and the Guangfo Expressway. The Guangzhou E-S-W Ring Road has a total length of 38 km and is of a concrete-paved dual 3-lane design. It is a closed system expressway facilitated with 10 interchanges and 10 toll plazas. Guangzhou E-S-W Ring Road has been collecting tolls since 26 June, 2000.

Phase 1 of the Western Delta Route ("Phase 1 West")

Phase 1 West is currently under construction, and will form part of the proposed Western Delta Route, comprising 3 phases. Phase 1 West will comprise the section between Hainan interchange of Guangzhou E-S-W Ring Road to its north in Guangzhou and Bigui Road/National Highway 105 to its south in Shunde. Phase 1 West will have a total length of approximately 14.7 km and is of an asphalt-paved dual 3-lane carriageway design. Phase 1 West is expected to be completed by mid-2004. Upon completion, Phase 1 West will be a closed system expressway facilitated with 3 interchanges and 2 to 3 toll plazas.

Basis of Valuation

Our valuation is our opinion of the Fair Market Value of each of the business enterprises concerned. For the purpose of our valuation, "Fair Market Value" is intended to mean "the estimated amount at which a business enterprise might be expected to exchange for cash consideration, between a willing buyer and a willing seller, neither being under compulsion, each having reasonable knowledge of all relevant facts, with equity to both and with both contemplating the retention of the business for continuation of current operations unless the breakup of the business or the sale of its assets would yield greater investment returns."

Valuation Methodology

Our valuation was developed through the application of the income approach technique known as the discounted cash flow method. In this method, value depends on the present worth of future economic benefits to be derived from ownership of equity and shareholders' loans. Thus, indications of value were developed by discounting future net cash flows available for equity distribution and for servicing shareholders' loans to their present worth at market-driven required rates of return appropriate for the risks and hazards of the businesses.

Whilst the cash flows have been projected from the date of valuation, i.e. 30 April, 2003, we have taken into account major subsequent changes such as changes in debt obligations and market rates of return to those as of 30 May, 2003.

Scope of Investigation

Our investigation included an inspection of the Group's Projects, discussions with members of the Group's management in relation to the history and nature of the business, operations and prospects of the Group's Projects and review of the Group's historical and projected financial information and other relevant documents. We have also discussed with Parsons Brinckerhoff (Asia) Limited ("PBA"), the Company's traffic consultant, on the bases and assumptions underlying the traffic projections of the Group's Projects made by them. We consider the toll revenue in the conservative growth scenarios and the operation and maintenance costs as projected by PBA are appropriate to be adopted.

In the course of our valuation, we have considered, *inter alia*, the following factors:

- the economic outlook in general;
- the nature of the businesses and the history of the various operations concerned;
- the financial condition of the business enterprises;
- projected development costs to expand and development time schedules;
- projected operating costs;
- projected traffic flow, passenger volume and toll rates;
- other income (if any);
- market-derived investment returns of entities engaged in similar lines of business; and
- the financial and business risk of the enterprises including the continuity of income and the projected future results.

Valuation Assumptions

In the course of our valuation, we have assumed that the projects concerned will continue operating throughout the entire duration of their respective concession periods.

Furthermore, owing to the changing business environment of the Group's Projects, we have made a number of assumptions in order to express our opinion of fair market values of the business enterprises. The major assumptions adopted in this valuation are:

- There will be no major changes in the existing political, legal, and economic conditions in the PRC in which the Group carries on its business;
- There will be no major changes in the current taxation law in the PRC, that the rates of tax payable remain unchanged and that all applicable laws and regulations will be complied with;
- The operational expenditure of each toll road project is assumed to be revised every 5 years;
- The traffic volume and toll revenue for the Group's Projects will conform to the level as projected by PBA in the conservative growth scenarios;
- The operation and maintenance cost for the Group's Projects will conform to the level as projected by PBA; and
- The toll road project under construction would be completed on schedule to the satisfaction of both the design engineer and the Company, and that all relevant standards and requirements of the government authorities will be met.

Other special assumptions of each business enterprise, if any, have been stated in the footnotes in the valuation certificate for the respective business enterprise.

Limiting Conditions

We have relied to a very considerable extent on the information given by you and the legal opinion of the Company's PRC legal advisers Haiwen & Partners, and have accepted advice given to us on such matters as data, records, documents, financial and business information as well as all other relevant matters. We have made reasonable enquiries, and have no reason to doubt the truth and accuracy of the information provided to us by you which are material to the valuation, and have been advised by you that no material facts have been omitted from the information supplied.

We have not undertaken structural or civil engineering surveys and are not therefore able to confirm the Group's Projects concerned are free from structural defects.

The conclusion of value is based on generally accepted valuation procedures and practice that rely substantially on the use of numerous assumptions and the consideration of many uncertainties, not all of which can be easily qualified and ascertained. Further, while the assumptions and consideration of such matters are considered by us to be reasonable, they are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company.

Based on our investigation and analysis as stated in this report, our opinion of the aggregate fair market value of the business enterprises as at 30 April, 2003, in relation to the Group's Projects is reasonably stated by the amount of RMB15,400 million, equivalent to approximately HK$14,528 million. The exchange rate used in our valuation is HK$1 to RMB1.06 which was prevailing as at the Valuation Date. There has been no significant fluctuation in such exchange rate between the Valuation Date and the date of this letter.

Our summary of values and valuation certificates are attached.

Yours faithfully,
For and on behalf of
FPDSavills (Hong Kong) Limited

William W L Wong
BLE, MRICS, MHKIS, RPS (GP)
Senior Director
Valuation and Consultancy

Samuel C K Young
BSc (Hons), RPS (GP), MCIArb
Associate Director
Valuation and Consultancy

SUMMARY OF VALUES

No.	Project	Group's attributable interests in the Toll Projects	Fair Market Value of the business enterprise attributable to the Group
		(%)	(RMB million)
Group I — Toll road projects held by the Group under Operation in the PRC			
1.	Guangzhou-Shenzhen Superhighway, Guangdong Province, The PRC	50.0% (1st to 10th year) 48.0% (11th to 20th year) 45.0% (21st to 30th year) *Percentage of Distributable Profit commencing on 1 July, 1997*	12,300
2.	Guangzhou East-South-West Ring Road, Guangdong Province, The PRC	45.0% (1st to 10th year) 37.5% (11th to 20th year) 32.5% (21st to 30th year) *Percentage of Net Cash Flow commencing on 1 January, 2002.*	1,930
		Sub-total:	14,230
Group II — Toll road project held by the Group under Construction in the PRC			
3.	Phase 1 of the Western Delta Route, Guangdong Province, The PRC	50% of net operating income*	1,170
		Sub-total:	1,170
		Grand total:	15,400

**Note:* As stipulated in the draft JV Contract, net operating income will be determined as after providing for (among other things) operating expenses, capital expenditure, debt service obligations and employee benefits.

VALUATION CERTIFICATE

Group I — Toll road projects held by the Group under Operation in the PRC

No.	Project location	Project description	Fair Market Value of the business enterprise attributable to the Group (RMB million)
1	Guangzhou-Shenzhen Superhighway, Guangdong Province, The PRC	The Guangzhou-Shenzhen Superhighway ("the GS Superhighway") links Guangdan in Guangzhou to Huanggang in Shenzhen. The GS Superhighway has a total length of 122.8 km and is of an asphalt-paved dual 3-lane carriageway design, with emergency parking shoulders in each direction. It is a closed system expressway facilitated with 18 interchanges and 18 toll plazas. The design speed of GS Superhighway is 120 km per hour. The GS Superhighway has been collecting tolls since its trial operation in July, 1994. Its official opening date was 1 July, 1997.	12,300

Notes:

1. **Extracts of Joint Venture Agreement**

Pursuant to the Joint Venture Contract for the Cooperative Construction, Operation and Management of the Guangzhou-Shenzhen-Zhuhai Superhighway and Service Facilities dated 20 April, 1987 and its subsequent amendments dated 25 December, 1987, 30 December, 1990, 23 November, 1992, 27 October, 1994 and 3 April, 1997, together with the Articles of Association of the Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited dated 6 February, 1988 and its subsequent amendment dated 31 December, 1991 (together referred to as "GS JV Contract"), the salient conditions are stipulated as follows:

i.	Joint Venture Entity	:	Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited (Hereinafter referred to as "GS Superhighway JV")
ii.	Party A	:	Guangdong Provincial Highway Construction Company
	Party B	:	Hopewell China Development (Superhighway) Limited
iii.	Total Investment	:	RMB12,217 million (Adjusted according to the report from Guangdong Provincial Audit Bureau)
iv.	Party B's contribution of Registered Capital	:	HK$702 million (equivalent to RMB471 million)
v.	Concession Period	:	30 years from 1 July, 1997
vi.	Profit distribution (Party B's share)	:	(a) 1st to 10th year : 50% of Distributable Profit (b) 11th to 20th year : 48% of Distributable Profit (c) 21st to 30th year : 45% of Distributable Profit

2. **PRC Legal Opinion**

The Group's PRC Legal Advisers, Haiwen & Partners, have stated in their legal opinion, *inter alia*, that:

(i) GS JV Contract has been approved by the relevant Government department and is legally binding upon the parties thereto;

(ii) All Government approvals necessary for the establishment of the GS Superhighway JV under the PRC laws have been obtained by GS Superhighway JV;

(iii) GS Superhighway JV was issued with a corporate business licence by the Industrial and Commerce Administrative Bureau of Guangdong Province on 8 November, 2001 and thus is duly and legally established. According to the corporate business licence, GS Superhighway JV's scope of business includes planning, designing, constructing and managing of GS Superhighway together with the restaurants, petrol filling stations, advertising boards, coaches/lorries stations, motor vehicles repairing stations, retail shops, etc within the boundary of GS Superhighway;

(iv) GS Superhighway JV shall enjoy, within the concession period, the land use rights of Guangzhou-Shenzhen Superhighway and its ancillary facilities;

(v) According to the approved tax documents, the existing PRC tax law and regulations, GS Superhighway JV is entitled to the following tax treatment:

Business Tax (5%)	:	Fully exempted in the 1st to 5th year of operation.
Income Tax (15%)	:	Fully exempted in the 1st to 5th year since the first profit making year; and 50% exempted in the 6th to 10th year thereafter.
Local Income Tax (3%)	:	Fully exempted in the 1st to 10th year since the first profit making year.

(vi) The first profit making year of GS Superhighway JV is 2000.

(vii) The major contracts concerning GS Superhighway JV are legally valid and binding upon the contractual parties; and

(viii) All the land title documents in respect of the parcels of land underlying GS Superhighway have been obtained by GS Superhighway JV.

3. **Valuation Assumptions**

(i) We consider the toll revenue in the "conservative growth" scenario and the operation and maintenance costs prepared by PBA appropriate, and have adopted these sets of figures in the course of our valuation;

(ii) Additional capital expenditures for road widening purpose are assumed according to the schedule as provided by the Company;

(iii) Approvals from Guangdong Provincial Government and/or other relevant authority for amendment of the GS JV Contract in respect of payment of accruing returns on investment after 1 January, 2002 is assumed to have been obtained; and

(iv) We have taken into consideration such factors as the existing conditions and concession period of the project operated by the business enterprise valued, as well as the market required return for similar enterprises in the course of our valuation, and have applied a discount rate of 11.5%, which we consider adequate and appropriate.

VALUATION CERTIFICATE

No.	Project Location	Project description	Fair Market Value of the business enterprise attributable to the Group (RMB million)
2	Guangzhou East-South-West Ring Road, Guangdong Province, The PRC	The Guangzhou East-South-West Ring Road ("Guangzhou E-S-W Ring Road") forms part of the Guangzhou Ring Road. The Ring Road runs along the eastern, southern and western fringes of the Guangzhou city. The Ring Road begins from the east near the Guangdan toll plaza of the Guangzhou-Shenzhen Superhighway, and ends at the west at the Shabei interchange with the Guangzhou Northern Ring Road and the Guangfo Expressway. The Guangzhou E-S-W Ring Road has a total length of approximately 38 km and is of a concrete-paved dual 3-lane carriageway design. It is a closed system expressway facilitated with 10 interchanges and 10 toll plazas. The design speed of Guangzhou E-S-W Ring Road is 100 km per hour. The Ring Road has been fully operational since 26 June, 2000 and its offical opening date was 1 January, 2002.	1,930

Notes:

1. **Extracts of Joint Venture Agreement**

Pursuant to the Joint Venture Contract for the Cooperative Construction, Operation and Management of the Guangzhou East-South-West Ring Road and Service Facilities dated 23 November, 1992 and its subsequent amendments dated 31 October, 1997, 1 December, 1998 and 30 July, 2001 together with the Articles of Association of the Guangzhou E-S-W Ring Road Company Limited dated 23 November, 1992 and its subsequent amendments dated 23 February, 1998 and 30 July, 2001 (together referred to as "Ring Road JV Contract"), the salient conditions are stipulated as follows:

i.	Joint Venture Entity	:	Guangzhou E-S-W Ring Road Company Limited (Hereinafter referred to as "Ring Road JV")
ii.	Party A	:	Guangzhou City Tongda Highway Company
	Party B(1)	:	Hopewell Guangzhou Ring Road Limited
	Party B(2)	:	CKI Guangzhou Ring Roads Limited
iii.	Total Investment	:	RMB4,500 million (equivalent to about USD550 million)
iv.	Party B(1)'s contribution of Registered Capital	:	USD27.5 million
v.	Concession Period	:	30 years from 1 January, 2002.

vi.	Profit distribution (Party B(1)'s share)	:	(a)	1st to 10th year : 45% of Net Cash Flow
			(b)	11th to 20th year : 37.5% of Net Cash Flow
			(c)	21st to 30th year : 32.5% of Net Cash Flow

2. **PRC Legal Opinion**

The Group's PRC Legal Advisers, Haiwen & Partners, have stated in their legal opinion, *inter alia*, that:

(i) Ring Road JV Contract has been approved by the relevant Government department and is legally binding upon the contractual parties;

(ii) All Government approvals necessary for the establishment of the Ring Road JV under the PRC laws have been obtained by Ring Road JV;

(iii) Ring Road JV was issued with a corporate business licence by the Industrial and Commerce Administrative Bureau of Guangzhou on 10 May, 2001. According to the corporate business licence, Ring Road JV's scope of business includes planning, designing, constructing and managing of Guangzhou E-S-W Ring Road together with its ancillary facilities;

(iv) Ring Road JV shall enjoy, according to laws, the land use rights of the section of Guangzhou East-South-West Ring Road in Nanhai and there is no legal impediment for Ring Road JV in obtaining the land use rights of the section of Guangzhou East-South-West Ring Road in Guangzhou;

(v) According to the approved tax documents from Guangzhou Municipal Government, Ring Road JV could enjoy the following tax treatment:

Business Tax (5%)	:	Exempted for the first 5 years of operation.
Income Tax (15%)	:	Fully exempted in the 1st to 5th year since the first profit making year; and 50% exempted in the 6th to 10th year thereafter.
Local Income Tax (3%)	:	Fully exempted in the 1st to 10th year since the first profit making year.

Pursuant to the existing PRC tax law and regulations, Ring Road JV is required to apply for an approval from the State Tax Bureau in order to be entitled to the above exemptions and reductions. Ring Road JV intends to apply for such approval.

Under the existing PRC tax law and regulations, Ring Road JV would be entitled to the following preferential tax treatment, subject to approval from the relevant government authority:

Income Tax (15%)	:	Fully exempted in the 1st to 2nd year since the first profit making year; and 50% exempted in the 3rd to 5th year thereafter.
Local Income Tax (3%)	:	Fully exempted in the 1st to 5th year since the first profit making year.

(vi) As at the year end of financial year 2002, Ring Road JV had not yet experienced its first profit making year; and

(vii) The major contracts concerning Ring Road JV are legally valid and binding upon the contractual parties.

3. **Valuation Assumptions**

(i) We consider the toll revenue in the "conservative growth" scenario and the operation and maintenance costs prepared by PBA appropriate, and have adopted these sets of figures in the course of our valuation.

(ii) In the course of our valuation, we have assumed the following tax rates as being applicable:

Business Tax (5%)	:	No exemption.
Income Tax (15%)	:	Fully exempted in the 1st to 2nd year since the first profit making year; and 50% exempted in the 3rd to 5th year thereafter.
Local Income Tax (3%)	:	Fully exempted in the 1st to 5th year since the first profit making year.

(iii) We have taken into consideration such factors as the existing conditions and concession period of the project operated by the business enterprise valued, as well as the market required return for similar enterprises in the course of our valuation, and have applied a discount rate of 11.5%, which we consider adequate and appropriate.

4. Our valuation has not taken into account the effect of a bank loan from Bank of China, Hong Kong Branch to Hopewell Guangzhou Ring Road Limited (i.e. Party B(1) in Ring Road JV Contract) as it is not a bank loan to Ring Road JV. The outstanding balance of such bank loan was HK$422,000,000 as of 30 April, 2003, scheduled to be fully repaid by 30 June, 2005.

VALUATION CERTIFICATE

Group II — Toll road project held by the Group under Construction in the PRC

No.	Project Location	Project description	Fair Market Value of the business enterprise attributable to the Group (RMB million)
3	Phase 1 of the Western Delta Route, Guangdong Province, The PRC	Phase 1 of the Western Delta Route ("Phase 1 West") forms part of the Western Delta Route, which comprises 3 phases. Phase 1 West will comprises the section between Hainan interchange of Guangzhou East-South-West Ring Road to its north in Guangzhou and Bigui Road/National Highway 105 to its south in Shunde. The proposed Phase 1 West will have a total length of approximately 14.7 km and is of an asphalt-paved dual 3-lane carriageway design. Phase 1 West will be a closed system expressway facilitated with 3 interchanges and 2 to 3 toll plazas. The design speed of Phase 1 West is 100 km per hour. Phase 1 West is currently under construction and is expected to commence its operation by mid-2004.	1,170

Notes:

1. **Proposed Terms and Arrangements of Joint Venture Agreement**

According to the proposed terms and arrangements of the Joint Venture Contract for the Cooperative Construction, Operation and Management of Phase 1 of the Western Delta Route as provided by the Company (hereinafter referred to as "Phase 1 West JV Contract"), the salient conditions are stipulated as follows:

i.	Joint Venture Entity	:	Guangdong Guangzhou-Zhuhai West Superhighway Company Limited (Hereinafter referred to as "Phase 1 West JV")
ii.	Party A	:	Guangdong Provincial Highway Construction Company
	Party B	:	Hopewell Guangzhou-Zhuhai Superhighway Development Limited
iii.	Total Investment	:	RMB1,680 million
iv.	Party B's contribution of Registered Capital	:	RMB294 million
v.	Concession Period	:	30 years from the date of the issuance of business licence.
vi.	Profit distribution (Party B's share)	:	50% of net operating income (net operating income will be determined as after providing for (among other things) operating expenses, capital expenditure, debt service obligations and employee benefits.)

2. **PRC Legal Opinion**

The Group's PRC Legal Advisers, Haiwen & Partners, have stated in their legal opinion, *inter alia*, that:

(i) Hopewell Guangzhou-Zhuhai Superhighway Development Limited has authorized Guangdong Guangzhou-Zhuhai West Superhighway Company Limited (Preparation Unit) to process all preliminaries of Phase 1 West JV (to be established);

(ii) Guangdong Guangzhou-Zhuhai West Superhighway Company Limited (Preparation Unit) has obtained the Planning Permit of Construction Land of 4 parcels of land for Phase 1 West, and shall be legally capable, according to laws, to apply for the land use rights of Phase 1 West;

(iii) In principle approval has been obtained from the Government for Guangdong Hopewell Guangzhou-Zhuhai Superhighway Development Limited to become Guangdong Hopewell Guangzhou-Zhuhai Superhighway Development Limited and Phase I West JV. Upon completion of the aforesaid, Phase I West JV is to invest, construct and operate Phase I West.

(iv) According to the existing PRC tax law and regulations, Phase 1 West JV, when established, shall be entitled to the following tax treatment:

Income Tax (15%)	:	Fully exempted in the 1st and 2nd year since the first profit making year; and 50% exempted in the 3rd to 5th year thereafter.
Local Income Tax (3%)	:	Fully exempted in the 1st to 5th year since the first profit making year.

3. **Valuation Assumptions**

(i) Phase I West JV shall be established and a business licence shall be obtained by Phase I West JV in the 3rd quarter of 2003;

(ii) We consider the toll revenue in the "conservative growth" scenario and the operation and maintenance costs prepared by PBA appropriate, and have adopted these sets of figures in the course of our valuation.

(iii) Additional capital expenditure for road widening purpose is assumed according to the schedule as provided by the Company;

(iv) All registered capital is assumed to be injected by Hopewell Guangzhou-Zhuhai Superhighway Development Limited by the 3rd quarter of 2004;

(v) Financing facilities of RMB1,092 million is assumed to be drawn in the 11 months being from 1 August, 2003 to 30 June, 2004, which has a term of 15 years and shall be repaid in 12 years from 1 August, 2006 to 31 July, 2018, with a grace period of 3 years;

(vi) Phase 1 West JV shall be entitled to the following tax treatment:

Business Tax (5%)	:	No exemption
Income Tax (15%)	:	Fully exempted in the 1st and 2nd year since the first profit making year; and 50% exempted in the 3rd to 5th year thereafter.
Local Income Tax (3%)	:	Fully exempted in the 1st to 5th year since the first profit making year.

(vii) We have taken into consideration such factors as the existing conditions and concession period of the project operated by the business enterprise valued, as well as the market required return for similar enterprises in the course of our valuation, and have applied a discount rate of 13.2%, which we consider adequate and appropriate.

The following is the text of three letters prepared for inclusion in this prospectus, received from Parsons Brinckerhoff, the Company's traffic consultant, in connection with the "Toll Road Traffic and Revenue Study in Pearl Rive Delta", "Operation & Maintenance (O&M) Study on toll road in Pearl River Delta" and "Toll Collection System on Toll Road in Pearl River Delta"



Parsons
Brinckerhoff
(Asia) Ltd.

23rd Floor, AIA Tower,
183 Electric Road,
North Point, Hong Kong
Tel: (852) 2579 8899
Fax: (852) 2856 9902
Email: info.hk@pbasia.com

28 July, 2003

The Directors
Hopewell Highway Infrastructure Limited

Dear Sirs,

TOLL ROAD TRAFFIC AND REVENUE STUDY IN PEARL RIVER DELTA

In accordance with your instructions and for Hopewell Highway Infrastructure Limited (the "Company"), Parsons Brinckerhoff (Asia) Limited (the "Consultant" or "PBA") has conducted an independent traffic and revenue study (the "Study") of the highways in Pearl River Delta area ("PRD"), Guangdong Province, the People's Republic of China ("PRC"). This report summarizes the results and findings based on the technical analyses conducted. We confirm that the future traffic and revenue for the following toll roads are projected in an independent and professional manner:

1. GS Superhighway
2. Guangzhou E-S-W Ring Road
3. Phase 1 West

In conducting the Study, we have based our analyses on site investigation, interviews with local authorities, toll road operators, reviews of available traffic data, feasibility reports and other relevant information. In utilizing the given information from the Company, we have sought confirmation from the management of the toll roads that no material factors have been omitted. We concluded that sufficient and reliable information has been provided for conclusive review and comprehensive analysis.

The results of our analysis are presented in the "Toll Road Traffic and Revenue Study in Pearl River Delta". A brief summary of our study approaches and findings are presented below:

E1. INTRODUCTION

This report summarizes the results and findings based on the technical analyses conducted. We confirm that future traffic and revenue for the remainder of the concession periods (2003 to 2027 for GS Superhighway, 2003 to 2032 for Guangzhou E-S-W Ring Road and 2003 to 2033 for Phase 1 West which is scheduled for opening by year 2004) are projected in an independent and professional manner.

In conducting the Study, we have based our analyses on site investigation, interviews with local authorities/toll road operator, and reviews of available traffic data, feasibility reports, Origin-Destination ("O-D") surveys and other relevant information. In utilizing the given information from the Company, we have sought confirmation from the management of the toll roads that no material factors have been omitted. We concluded that sufficient and reliable information has been provided for conclusive review and comprehensive analysis.

This is a summary of the "Toll Road Traffic and Revenue Study in Pearl River Delta" prepared by PBA. The Consultant was appointed by the Company to carry out an independent traffic and revenue forecast of the toll road summarized in the table below (the "Study Highway"):

SUMMARY OF GENERAL PROJECT DESCRIPTION

Highway Length (approximately)	Highway Classification	Highway Configuration	Highway Access Control	Highway Design Speed
GS Superhighway (122.8 km)	Expressway	6 - lane	Controlled Access	120 km/hr
Guangzhou E-S-W Ring Road (38.0 km)	Expressway	6 - lane	Controlled Access	100 km/hr
Phase 1 West (14.7 km)	Expressway	6 - lane	Controlled Access	100 km/hr

E2. OBJECTIVES AND SCOPE OF SERVICES

The technical objective of the Study is to provide the Company with an independent study on future traffic and revenue projections. The scope of work includes data inventory and collection, traffic analysis and future traffic and revenue projections. Major activities include:

- Review available planning and feasibility reports related to the traffic corridors of the study highways;
- Collect and review socio-economic data of the study region;
- Collect and analyze traffic and revenue data;
- Conduct additional traffic surveys and counts where applicable;
- Interview toll road operators, local highway bureau officials and local planning department officials;
- Formulate travel demand forecast methodology;
- Analyze possible impact of competing roads in the travel corridors under study; and
- Prepare traffic and revenue forecasts.

E3. TRAFFIC FORECASTING METHODOLOGY

The traffic forecasts are based on traditional travel demand forecast methodologies widely adopted for toll road studies and have been applied to similar toll roads in the PRC. Relevant information collected and accumulated by PBA in other projects in the PRD areas as well as other Guangdong areas in PRC have also been incorporated in this study. The traffic forecasting methodology for the Study consists of the following stages:

a) Data Inventory and Review — The key objective for this technical stage is to obtain existing available information and organize them for the next stage of work. Typical information to be inventoried includes historic highway network data, O-D data, toll road traffic and revenue data, existing and future socio-economic forecasts of the relevant region, and previous analyses and reports.

b) Define Technical Approach — The goal is to develop the most appropriate technical methodology to be used for study purposes. The determination of the types of method depends on the availability and quality of the data as well as the overall project programme.

c) Travel Demand Forecasting — Based on the information and findings from previous stages, this stage defines and analyzes the existing traffic patterns and forecasts the future travel demand based on the appropriate key traffic variables that include:

- Economic indicators and growth in travel demand
- Physical conditions of the road and its carrying capacity
- Vehicle classifications and percentage distribution
- O-D patterns by class of vehicle

To consider the uncertainty of various external factors in the future, the traffic forecasts are presented under two scenarios: the optimistic scenario and the conservative scenario.

E4. PRINCIPAL MODEL/ANALYTICAL ASSUMPTIONS

The general assumptions defined in the Study are as follows:

a) The use of "Gross Domestic Product" ("GDP") statistics as the prime indicator to determine future traffic growth of the highway under study. Past studies conducted in the study region and in other areas of PRC have indicated that growth in GDP is more compatible and correlated with the passenger and goods vehicles travels than any other factors or available parameters. Because the majority of the anticipated future travel will be associated with the movement of passenger and goods in the PRD region, GDP growth will be used as the key parameter for future forecasts.

b) O-D patterns identified from the available database are applicable to the subject analysis;

c) The most current traffic composition of existing traffic flow is assumed to be applicable to the forecasts;

d) Variations between existing and future travel behaviors, system patterns and trip making decisions are insignificant;

e) Future economic growth trends in the study region are consistent with existing regional economic policies in the PRC as well as in Guangdong Province, specifically the Tenth Five-Year Plan, the provincial development master plan and local governmental policies. The adopted conservative economic growths are given in the table below:

Annual GDP Growth (%) Assumptions (Conservative)

Area	2001-2005	2006-2010	2011-2020	2021-3030
Guangdong Province	9.0	7.50	6.25	5.68
Guangzhou	12.0	10.00	8.33	7.58
Dongguan	13.0	10.83	9.03	8.21
Shenzhen	12.0	10.00	8.33	7.58
Foshan	9.0	7.50	6.25	5.68
Zhongshan	10.5	8.75	7.29	6.63
Zhuhai	14.0	11.67	9.72	8.84

From the past Five Year Plans, such as the 9th Five-Year Plan, the planned GDP growth in PRD area was conservative and achievable. The above is therefore adopted as the conservative scenario for traffic forecasts. The optimistic growth expects higher developments in the region and is formed by adding 2% to 3% to the conservative scenario. The GDP growths of conservative scenario for years 2006 to 2010 are estimated from growths given in the Tenth Five-Year Plans with a discount of 17% growth, for years 2011 to 2020, a further discount of 17% is used, and a discount of 10% for years after 2021.

f) Technical parameters associated with the determination of facility capacity are within the practical range;

g) Technical data obtained and used for the analysis is accurate and reliable, and therefore is a good representation of the typical average condition;

h) Based on the Highway Capacity Manual and professional judgment, the estimated facility-based sectional capacity for the highways under study is:

Capacity of Study Highways

Highway	Sectional Capacity (Vehicles Per Day)
GS Superhighway	150,000 (6-lane)
	187,500 (at sections where expanded to 8-lane)(1)
Guangzhou E-S-W Ring Road	150,000 (6-lane)
Phase 1 West	150,000 (6-lane)
	187,500 (at sections where expanded to 8-lane)(2)

Note:

(1) GS Superhighway will expand to 8 lanes at sections which reach the daily sectional capacity of 150,000 vpd.

(2) Phase 1 West will expand to 8 lanes at sections which reach the daily sectional capacity of 150,000 vpd.

The above Sectional Capacities are defined as the maximum number of vehicles that can be accommodated by highway sections of facilities per day. For facilities which have more than 2 entry/exit points, such as GS Superhighway, Guangzhou E-S-W Ring Road and Phase 1 West, there are many highway sections. For these highways, the maximum traffic flows which the highways can accommodate are therefore not the same as the Sectional Capacity. This is because only the saturated sections of the highways can not accommodate further traffic demand, but the unsaturated sections can still accommodate more traffic flows before they reach the Sectional Capacity, such as the GS Superhighway. For example, although the airport section of GS Superhighway (between Hezhou interchange and Huangtian interchange) would be saturated in year 2010, it is projected that traffic flow in the northern section would still increase after year 2010.

i) Major new highway links are planned or under construction in the vicinity of the study corridors, including the following:

- Deep Bay Link and Shenzhen Western Corridor — This will provide a new boundary crossing connecting Hong Kong with Shekou in Shenzhen. This link is expected to be operational in year 2005/2006. The function of this cross boundary link is to relieve the existing high usage boundary crossings which are located in urban Shenzhen by allowing cross boundary traffic to use the new crossing in western Shenzhen.

- Guangzhou Second Ring Road — A second outer Guangzhou Ring Road is planned for opening around 2010. The proposed Guangzhou Second Ring Road will run at a radius of approximately 30-40 km outside the existing Guangzhou Ring Road with the aim of serving traffic travelling within the outer core of Guangzhou and between Guangzhou and areas adjoining Guangzhou.
- Guangzhou Southern Expressway — The expressway is planned to connect the Guangzhou E-S-W Ring Road with the strategic development area of Nansha which is planned to be developed as a major port and a high-tech centre. Also, it will connect with Guangzhu East Line leading traffic to Zhuhai. The link is expected to be in place in year 2005.
- New Guangfo Expressway — This highway is designed to relieve the congestions on the existing Guangfo Expressway. This will link up the Guangzhou E-S-W Ring Road with Foshan and is scheduled for opening by year 2004.

j) The expansion of the Guangzhou urban area to Huadu and Panyu will accelerate the urbanization process in the northern and southern parts of the city. Traffic demand generated by the city is therefore assumed to be in line with the land use developments in the regions.

k) The cross boundary traffic growth adopts similar assumptions used for traffic growth forecasts. The assumptions are similar to that adopted in the cross boundary transport studies of Hong Kong Government. These include the cross boundary traffic polices of 24-hour boundary checkpoint operations, provision of the Deep Bay Link in year 2006 and the likely relaxation of licence controls.

l) Non-toll vehicles are also considered in this study. Non-toll vehicles include officially toll exempted vehicles such as the government vehicles and toll road company cars. The proportion of non-toll vehicles is derived from the actual traffic flows.

E5. SUMMARY OF TRAFFIC PROJECTIONS

Future traffic forecast is based upon the daily average from 1 July to 30 June. The projected traffic for the Study Highways under the two study scenarios is summarized below. In addition, vehicle mix is defined for the Study Highways.

Vehicle Classification	
Class 1	Passenger cars/vans and motorcycles (2-axle with 2-4 wheels)
Class 2	Light vans/light and small goods vehicles (2-axle with 4 wheels)
Class 3	Small, medium and large passengers vehicles/medium goods vehicles (2-axle with 6 wheels)
Class 4	Extra large passenger vehicles/large goods vehicles/20 ft container truck (3-axle with 6-10 wheels)
Class 5	Double deck passenger vehicles/heavy goods vehicles/heavy truck & trailer/40 ft container truck (>3-axle with >10 wheels)
Non Toll	Official toll exemption

GS Superhighway

Projected Daily Traffic (in mixed vehicles)

Optimistic Scenario

Year	Class 1	Class 2	Class 3	Class 4	Class 5	Non-toll	Total
02-03	96,970	21,010	27,675	2,190	6,055	5,370	159,270
03-04	110,385	23,718	32,663	2,457	7,082	5,418	181,723
04-05	126,167	26,935	38,645	3,041	9,204	5,502	209,494
05-06	144,220	30,700	45,340	3,620	11,230	5,570	240,680
06-07	163,175	34,695	51,855	4,130	12,905	5,630	272,390
07-08	184,300	39,225	58,690	4,595	14,385	5,685	306,880
08-09	208,250	44,370	66,445	5,120	16,055	5,740	345,980
09-10	231,240	49,325	73,945	5,595	17,605	5,800	383,510
10-11	254,405	54,310	81,530	6,065	19,120	5,855	421,285
15-16	334,585	71,725	107,915	7,470	23,700	6,005	551,400
20-21	341,130	73,230	110,530	7,565	23,950	6,155	562,560
25-26	341,460	73,305	110,655	7,570	23,965	6,310	563,265
26-27	341,465	73,310	110,655	7,570	23,965	6,345	563,310

Note:

1) The forecasts above have assumed the facility will expand to 8 lanes at sections before it reaches the sectional capacity of 150,000 vehicles.

2) Sectional capacity of 187,500 vehicles is adopted for the expanded sections.

GS Superhighway

Projected Daily Traffic (in mixed vehicles)

Conservative Scenario

Year	Class 1	Class 2	Class 3	Class 4	Class 5	Non-toll	Total
02-03	96,970	21,010	27,675	2,190	6,055	5,370	159,270
03-04	106,757	22,937	31,589	2,382	6,878	5,413	175,956
04-05	120,811	25,793	37,006	2,921	8,845	5,480	200,856
05-06	136,825	29,125	43,015	3,450	10,695	5,540	228,650
06-07	153,355	32,610	48,735	3,890	12,170	5,580	256,340
07-08	171,600	36,530	54,645	4,295	13,445	5,620	286,135
08-09	192,110	40,930	61,290	4,740	14,860	5,660	319,590
09-10	211,365	45,085	67,590	5,130	16,150	5,705	351,025
10-11	230,435	49,195	73,845	5,510	17,390	5,745	382,120
15-16	289,940	62,150	93,510	6,595	20,860	5,830	478,885
20-21	294,265	63,360	95,275	6,680	21,135	5,905	486,620
25-26	296,355	64,120	95,830	6,680	21,140	5,980	490,105
26-27	296,775	64,270	95,940	6,680	21,140	6,000	490,805

Note:

1) The forecasts above have assumed the facility will expand to 8 lanes at sections before it reaches the sectional capacity of 150,000 vehicles.

2) Sectional capacity of 187,500 vehicles is adopted for the expanded sections.

Guangzhou E-S-W Ring Road

Projected Daily Traffic (in mixed vehicles)

Optimistic Scenario

Year	Class 1	Class 2	Class 3	Class 4	Class 5	Non-toll	Total
02-03	17,645	6,075	10,890	1,385	2,915	2,025	40,935
03-04	21,775	7,495	13,425	1,750	3,680	2,050	50,175
04-05	28,160	9,685	17,360	2,300	4,835	2,075	64,415
05-06	34,285	11,815	21,215	2,860	6,020	2,100	78,295
06-07	38,120	13,095	23,400	3,295	6,820	2,125	86,855
07-08	41,785	14,340	25,630	3,710	7,675	2,145	95,285
08-09	45,810	15,710	28,085	4,185	8,645	2,165	104,600
09-10	50,225	17,205	30,775	4,720	9,730	2,185	114,840
10-11	53,060	18,165	32,490	5,320	10,960	2,210	122,205
15-16	76,815	26,190	46,910	8,885	18,160	2,265	179,225
20-21	105,815	36,000	64,600	14,145	28,745	2,320	251,625
25-26	133,130	45,215	81,210	20,585	41,775	2,380	324,295
30-31	167,580	56,810	102,140	29,960	60,725	2,440	419,655
31-32	175,485	59,470	106,940	32,300	65,445	2,450	442,090

Guangzhou E-S-W Ring Road

Projected Daily Traffic (in mixed vehicles)

Conservative Scenario

Year	Class 1	Class 2	Class 3	Class 4	Class 5	Non-toll	Total
02-03	17,645	6,075	10,890	1,385	2,915	2,025	40,935
03-04	21,425	7,370	13,210	1,720	3,620	2,045	49,390
04-05	27,390	9,425	16,890	2,240	4,705	2,065	62,715
05-06	33,030	11,385	20,440	2,750	5,800	2,085	75,490
06-07	36,050	12,385	22,130	3,115	6,455	2,100	82,235
07-08	38,795	13,315	23,800	3,450	7,135	2,120	88,615
08-09	41,755	14,320	25,605	3,820	7,890	2,135	95,525
09-10	44,945	15,400	27,545	4,235	8,730	2,150	103,005
10-11	46,585	15,950	28,530	4,685	9,655	2,165	107,570
15-16	62,915	21,475	38,450	7,315	15,035	2,195	147,385
20-21	81,150	27,615	49,500	10,900	22,390	2,225	193,780
25-26	102,040	34,665	62,190	15,860	32,525	2,255	249,535
30-31	128,370	43,530	78,170	23,080	47,265	2,285	322,700
31-32	134,410	45,560	81,830	24,875	50,940	2,290	339,905

Phase 1 West

Projected Daily Traffic (in mixed vehicles)

Optimistic Scenario

Year	Class 1	Class 2	Class 3	Class 4	Class 5	Non-toll	Total
04-05	29,654	13,781	4,055	1,463	695	154	49,803
05-06	33,430	15,678	4,623	1,668	793	162	56,354
06-07	37,699	17,836	5,270	1,902	904	170	63,781
07-08	42,524	20,292	6,008	2,168	1,030	179	72,201
08-09	47,558	22,883	6,789	2,471	1,175	187	81,063
09-10	53,197	25,806	7,672	2,817	1,339	197	91,027
10-11	58,987	28,844	8,592	3,155	1,500	205	101,283
15-16	97,255	49,430	14,872	5,561	2,643	249	170,010
20-21	104,872	55,594	16,862	6,729	3,186	258	187,500
25-26	104,857	55,604	16,865	6,730	3,187	258	187,500
30-31	104,843	55,613	16,867	6,731	3,187	258	187,500
32-33	104,838	55,617	16,868	6,732	3,187	258	187,500

Note:

1) The forecasts above have assumed the facility will expand to 8 lanes at sections before it reaches the sectional capacity of 150,000 vehicles.

2) Sectional capacity of 187,500 vehicles is adopted for the expanded sections.

Phase 1 West

Projected Daily Traffic (in mixed vehicles)

Conservative Scenario

Year	Class 1	Class 2	Class 3	Class 4	Class 5	Non-toll	Total
04-05	27,561	12,828	3,767	1,322	626	150	46,254
05-06	30,525	14,338	4,218	1,481	701	156	51,418
06-07	33,815	16,025	4,725	1,658	785	162	57,171
07-08	37,470	17,911	5,292	1,857	879	169	63,577
08-09	41,157	19,840	5,874	2,080	985	175	70,111
09-10	45,215	21,977	6,520	2,330	1,103	182	77,327
10-11	49,232	24,125	7,172	2,563	1,213	188	84,493
15-16	74,077	37,764	11,340	4,127	1,954	218	129,480
20-21	101,756	53,921	16,354	6,526	3,090	250	181,897
25-26	104,868	55,596	16,862	6,729	3,186	258	187,500
30-31	104,854	55,606	16,865	6,730	3,187	258	187,500
32-33	104,848	55,610	16,866	6,731	3,187	258	187,500

Note:

1) The forecasts above have assumed the facility will expand to 8 lanes at sections before it reaches the sectional capacity of 150,000 vehicles.

2) Sectional capacity of 187,500 vehicles is adopted for the expanded sections.

E6. TOLL RATE STRUCTURE

For expressways with Closed System ("Closed System"), the toll is calculated by the toll rate times toll multipliers for different vehicle class times traveling distance. The existing toll multipliers for GS Superhighway and Guangzhou E-S-W Ring Road are 1, 2, 3, 4 and 5 for vehicles classes 1 to 5 respectively. Based on a recent proposal of the Guangdong Provincial Government regarding the implementation of uniform toll rate multiplier for expressways throughout Guangdong Province, all new toll expressways are required to adopt new toll multiplier of 1, 1.5, 2, 3 and 4 from the beginning of their operation, including Phase 1 West. According to a recent notice from the Guangdong Provincial Government, the existing expressways can continuously apply their currently approved toll for toll collection and are no longer required to apply the new toll multipliers. Therefore, the existing toll multiples of 1, 2, 3, 4 and 5 are applied to GS Superhighway and Guangzhou E-S-W Ring Road for the following revenue forecast.

In comparison with other toll roads in Southern China, the current toll rate structure for the Company's toll roads seems to be reasonable and within the average range.

With reference to the toll rates increase for various toll roads in the past few years in Guangdong Province and the expected economic growth, we have generally adopted future toll rate increases of 15% at every five-year interval, starting from year 2007 for highways in PRD region. This increment represents an increase of about 2.8% per annum and is reasonable when compared to the average economic growth of Guangzhou, Dongguan, Shenzhen, Foshan, Zhongshan and Zhuhai of about 10% per annum.

On the basis of the above general assumption, we have also taken into consideration the government authorities who approve toll rate increases and factors which they base their decisions on, such as the size of the project, debt repayment, terms of debt, traffic flow, concession period and the service areas of the expressway. Based on these factors, we further assume that future toll rate increases for GS Superhighway will be 15% every ten-year interval and Guangzhou E-S-W Ring Road and Phase 1 West will be 15% every five-year interval. A summary of the current and projected toll rate structure by vehicle classification is presented below:

Existing and Future Toll Rates

Toll Rates Table of GS Superhighway

Vehicle Classification	Currency	Year of Toll Increase 02-03	07-08	17-18
Class 1	RMB/km	0.6	0.7	0.8
Class 2	RMB/km	1.2	1.4	1.6
Class 3	RMB/km	1.8	2.1	2.4
Class 4	RMB/km	2.4	2.8	3.2
Class 5	RMB/km	3.0	3.5	4.0

Toll Rates Table of Guangzhou E-S-W Ring Road

Vehicle Classification	Currency	Year of Toll Increase					
		02-03	07-08	12-13	17-18	22-23	27-28
Class 1	RMB/km	0.6	0.7	0.8	0.9	1.0	1.2
Class 2	RMB/km	1.2	1.4	1.6	1.8	2.0	2.4
Class 3	RMB/km	1.8	2.1	2.4	2.7	3.0	3.6
Class 4	RMB/km	2.4	2.8	3.2	3.6	4.0	4.8
Class 5	RMB/km	3.0	3.5	4.0	4.5	5.0	6.0

Toll Rates Table of Phase 1 West

Vehicle Classification	Currency	Year of Toll Increase						
		04-05*	07-08	12-13	17-18	22-23	27-28	32-33
Class 1	RMB/km	0.6	0.7	0.8	0.9	1.0	1.2	1.4
Class 2	RMB/km	0.9	1.0	1.2	1.4	1.6	1.8	2.1
Class 3	RMB/km	1.2	1.4	1.6	1.8	2.1	2.4	2.8
Class 4	RMB/km	1.8	2.1	2.4	2.7	3.1	3.6	4.2
Class 5	RMB/km	2.4	2.8	3.2	3.7	4.2	4.8	5.6

* New toll multipliers of 1, 1.5, 2, 3 and 4 apply.

E7. ESTIMATION OF REVENUE

A summary of the revenue estimations for highways under study is presented under two scenarios in the following tables.

GS Superhighway

Projected Annual Revenue of HK & PRC Vehicles (in million RMB)

Optimistic Scenario

Year	Class 1	Class 2	Class 3	Class 4	Class 5	Total
02-03	758	307	762	67	208	2,103
03-04	861	346	904	77	245	2,433
04-05	951	380	1,040	95	320	2,786
05-06	1,080	431	1,217	115	398	3,241
06-07	1,212	484	1,388	132	462	3,678
07-08	1,558	625	1,797	168	592	4,740
08-09	1,743	703	2,024	187	659	5,317
09-10	1,853	752	2,167	197	697	5,666
10-11	1,989	811	2,341	210	745	6,095
15-16	2,364	983	2,847	240	869	7,304
20-21	2,773	1,154	3,354	280	1,009	8,570
25-26	2,776	1,155	3,357	280	1,009	8,578
26-27	2,776	1,155	3,357	280	1,009	8,578

Note: Toll rates are based on toll multipliers of 1, 2, 3, 4 and 5.
Toll increase by 15% assumed in year 07-08 and thereafter every 10 years

GS Superhighway

Projected Annual Revenue of HK & PRC Vehicles (in million RMB)

Conservative Scenario

Year	Class 1	Class 2	Class 3	Class 4	Class 5	Total
02-03	758	307	762	67	208	2,103
03-04	833	335	875	74	238	2,354
04-05	910	364	996	91	307	2,669
05-06	1,024	409	1,155	110	379	3,077
06-07	1,139	455	1,305	124	436	3,459
07-08	1,450	582	1,673	157	553	4,417
08-09	1,608	649	1,868	173	610	4,908
09-10	1,712	694	2,002	183	647	5,237
10-11	1,835	748	2,159	194	689	5,626
15-16	2,149	894	2,588	223	803	6,656
20-21	2,508	1,048	3,032	259	935	7,782
25-26	2,526	1,060	3,050	259	936	7,830
26-27	2,529	1,063	3,053	259	936	7,840

Note: Toll rates are based on toll multipliers of 1, 2, 3, 4 and 5.
Toll increase by 15% assumed in year 07-08 and thereafter every 10 years

Guangzhou E-S-W Ring Road

Projected Annual Revenue (in million RMB)

Optimistic Scenario

Year	Class 1	Class 2	Class 3	Class 4	Class 5	Total
02-03	47	29	75	15	48	213
03-04	61	38	98	17	57	271
04-05	78	49	127	23	74	351
05-06	95	59	155	29	93	430
06-07	105	65	169	32	102	474
07-08	133	82	213	41	132	601
08-09	145	90	233	46	149	664
09-10	160	99	255	52	167	733
10-11	169	104	270	59	188	790
15-16	282	173	448	113	356	1,373
20-21	447	274	713	207	644	2,285
25-26	647	396	1,033	346	1,073	3,495
30-31	938	572	1,499	579	1,789	5,376
31-32	982	599	1,571	624	1,926	5,702

Note: Toll rates are based on toll multipliers of 1, 2, 3, 4 and 5.
Toll increase by 15% assumed in year 07-08 and thereafter every 5 years

Guangzhou E-S-W Ring Road

Projected Annual Revenue (in million RMB)

Conservative Scenario

Year	Class 1	Class 2	Class 3	Class 4	Class 5	Total
02-03	47	29	75	15	48	213
03-04	60	37	97	17	56	266
04-05	76	48	123	22	72	341
05-06	92	57	149	28	89	415
06-07	99	62	160	30	97	448
07-08	123	76	198	38	123	559
08-09	133	82	213	42	136	606
09-10	143	88	229	47	150	657
10-11	148	91	237	52	166	694
15-16	230	142	367	93	298	1,130
20-21	342	210	544	159	512	1,768
25-26	495	303	787	266	853	2,703
30-31	716	437	1,138	445	1,421	4,156
31-32	749	457	1,192	479	1,531	4,408

Note: Toll rates are based on toll multipliers of 1, 2, 3, 4 and 5.
Toll increase by 15% assumed in year 07-08 and thereafter every 5 years

Phase 1 West

Projected Annual Revenue (in million RMB)

Optimistic Scenario

Year	Class 1	Class 2	Class 3	Class 4	Class 5	Total
04-05	108	75	30	13	9	236
05-06	122	86	34	15	10	267
06-07	138	98	38	17	12	303
07-08	178	128	50	23	15	395
08-09	200	144	57	26	17	444
09-10	223	162	64	30	20	499
10-11	248	182	72	33	22	556
15-16	469	358	144	67	45	1,083
20-21	582	463	187	93	62	1,388
25-26	669	532	215	107	71	1,596
30-31	770	612	248	124	82	1,835
32-33	885	704	285	142	94	2,111

Note: Toll rates are based on the new toll multipliers of 1, 1.5, 2, 3, and 4 at the opening year.
Toll increase by 15% assumed in year 07-08 and thereafter every 5 years

Phase 1 West

Projected Annual Revenue (in million RMB)

Conservative Scenario

Year	Class 1	Class 2	Class 3	Class 4	Class 5	Total
04-05	101	70	27	12	8	218
05-06	111	78	31	14	9	243
06-07	123	88	34	15	10	271
07-08	157	113	44	19	13	347
08-09	173	125	49	22	14	383
09-10	190	138	55	24	16	424
10-11	207	152	60	27	18	463
15-16	358	273	109	50	33	823
20-21	565	449	182	91	60	1,346
25-26	669	532	215	107	71	1,596
30-31	770	612	248	124	82	1,835
32-33	885	704	285	142	94	2,110

Note: Toll rates are based on the new toll multipliers of 1, 1.5, 2, 3, and 4 in the opening year. Toll increase by 15% assumed in year 07-08 and thereafter every 5 years

E8. SENSITIVITY

The Guangdong Provincial Government is considering the feasibility of building a new highway along the eastern coastal line of the PRD to provide a connection between the Shenzhen Western Corridor and the Guangzhou Second Ring Road. This link is included in the Highway Development Programme of the Tenth Five-Year Plan of Guangdong Province. Such link however is only in its preliminary stage of planning with no construction plan. In addition, the final routing has not been approved by the Guangdong Provincial Government. Therefore, this highway has not been considered in the base case forecasts. However, a sensitivity analysis by assuming the highway to be in place in 2010 was conducted in order to analyze the impact to GS Superhighway. With respect to the study components, such link, if in place, would share about 22% traffic of the congested sections on the GS Superhighway in year 2010-2011, and traffic flow on the GS superhighway would decrease by about 7% (after offsetting the growth of corridor demand) compared to year 2009-2010 total flows. The decrease of about 7% in traffic flow in year 2010-2011 would translate into an approximately 4% decrease in toll receipts for that year relative to the previous year. After year 2012, traffic flows on GS Superhighway would continue to grow, especially at the previously congested sections which would be relieved by such new link. The overall impact of this 4% decrease in toll receipts for 2010-2011 due to this new highway will translate into a 2% decrease or RMB147,343 million in toll receipts for the entire projection period compared to the scenarios without this new highway.

E9. CONCLUSION

The Consultant concluded that the traffic forecasts developed by the above methodology and on the above assumptions are consistent with common professional practice and meet the objectives of the agreed scope of work with the Company. Full details of the Study and data are presented in the "Toll Road Traffic and Revenue Study in Pearl River Delta".

Yours sincerely,
For and on behalf of
PARSONS BRINCKERHOFF (ASIA) LTD.

Dave Wong
Director

Richard Yau
Project Manager



Parsons
Brinckerhoff
(Asia) Ltd.

23rd Floor, AIA Tower,
183 Electric Road,
North Point, Hong Kong
Tel: (852) 2579 8899
Fax: (852) 2856 9902
Email: info.hk@pbasia.com

28 July, 2003

The Directors
Hopewell Highway Infrastructure Limited

Dear Sirs,

OPERATION & MAINTENANCE (O&M) STUDY ON TOLL ROAD IN PEARL RIVER DELTA

In accordance with your instructions and for Hopewell Highway Infrastructure Limited (the "Company"), Parsons Brinckerhoff (Asia) Limited (the Consultant or PBA) has conducted an independent assessment on the operation and maintenance (O&M) study (the "Study") of the highways in Pearl River Delta area ("PRD"), Guangdong Province, the People's Republic of China ("PRC"). This report summarizes the results and findings based on the technical analyses conducted. We confirm that the future operation and maintenance for the following toll roads are projected in an independent and professional manner:

1. GS Superhighway
2. Guangzhou E-S-W Ring Road
3. Phase 1 West

In conducting the Study, we have based our analyses on brief visual assessment on selected portions and elements of the toll roads; meetings with construction and operation authorities and site staff available at the time of the site visits; reviews of available feasibility reports and other relevant information. In utilizing the given information from the Company, we have sought confirmation from the management of the toll road that no material factors have been omitted. We concluded that sufficient and reliable information has been provided for conclusive review and comprehensive analysis.

The results of our analysis are presented in the "Operation & Maintenance (O&M) Study on Toll Road in Pearl River Delta". A brief summary of our study approaches and findings are presented below:

E1. INTRODUCTION

Parsons Brinckerhoff (Asia) Limited was commissioned by Hopewell Highway infrastructure Limited to conduct an independent assessment on the operation and maintenance programs of its three toll roads in Pearl River Delta in Guangdong Province, the People's Republic of China. This assessment consists of:

- Evaluate the road conditions;
- Review and comment on the existing Operation and Maintenance (O&M) Program, with respect to their adequacy and efficiency (cost); and
- Estimate the future operation and maintenance costs for the remainder of the concession periods of the subject facilities.

In accordance with the study objectives, scope and schedule, PBA conducted a site visit from 19 November, 2002 to 29 November, 2002 to perform: (a) brief visual assessment on selected portions and elements of the toll roads; (b) meetings with construction and operation authorities and site staff available at the time of the site visits; and (c) discussion with representatives from Hopewell Highway Infrastructure Limited.

Please note that the scope of this study, however, is not to conduct a detailed inspection or a rigorous engineering analysis of the highway, but rather, to provide a general overview of the project. The report is intended to give a review on the highway standard and the Operation and Maintenance aspects in order that the risk, attributable cost and financial viability of the project can be assessed. On this assignment, PBA had exercised the utmost professionalism, care and diligence, and the approach taken is consistent with the industrial practices for China toll road investment of this nature. The results of the assessment are well documented in report titled "Operations and Maintenance (O&M) Study on Toll Road in Pearl River Delta".

E2. PROJECT DESCRIPTION

E2.1 The Guangzhou-Shenzhen Superhighway (GS Superhighway)

GS Superhighway (122.8km) — The entire GS Superhighway, consisting of 6 lanes, was open to traffic on 18th of July 1994. The expressway is a major route running from Guangzhou to Shenzhen. Along its route there are many satellite cities and towns nearby. The largest is Dongguan, a rapidly growing industrial and agricultural based city. There are 18 toll plazas on the expressway providing access to the Guangzhou Ring Road in the north, the nearby cities and towns. It is also connected to other major roads such as Guangzhou Second Northern Ring Road, Jihe Expressway and Dongguan Da Dao. Besides serving the corridor communities, the expressway also provides a direct linkage to the Shenzhen Baoan Airport in the south and the Humen Bridge across the Pearl River at the middle of its route. In addition, the expressway has provided a direct connection between the Capital of Guangdong and the prosperous international city, Hong Kong.

E2.2 Guangzhou E-S-W Ring Road

Guangzhou E-S-W Ring Road (38km) — The ring road consists of 6 lanes. The entire Guangzhou E-S-W Ring Road was open to traffic on 26th of June, 2000. There are 10 toll plazas and 10 interchanges on the Guangzhou E-S-W Ring Road, each providing access to some major expressways, such as Guangfo Expressway, Phase 1 West and Guangzhou Southern Expressway.

The Guangzhou E-S-W Ring Road corridor covers the eastern, southern and western fringes of Guangzhou city. It is connected with the existing 22 km long Guangzhou Northern Ring Road from Guangdan interchange to Shabei interchange. It is part of Guangzhou Ring Road that runs through interchanges at Huangcun, Dongpu, Xinzhou, Luntou, Tuhua, Sanjiao, Hainan, Zengjiao, Huangqi and Xunfengzhou. The Guangzhou E-S-W Ring Road connects with major highways including the GS Superhighway, the Guangfo Highway and the upcoming Phase 1 West.

E2.3 Phase 1 West

Phase 1 West (14.7 km) — The GSZ West Superhighway consisting of 6 lanes connects the cities of Guangzhou, Nanhai, Shunde and Panyu. Phase 1 West is between Guangzhou E-S-W Ring Road and Bigui Road and will complete in the middle of year 2004.

Phase 1 West will provide important and convenient north-south access on the west side of the Pearl River Delta region.

E3. TECHNICAL FINDINGS AND RECOMMENDATIONS

In general, the design of the toll roads including geometry, pavements, embankment and drainage systems and highway structures have followed the PRC highway standards published by the Ministry of Communications as well as the local practices. The designs appear to be compatible with normally acceptable PRC engineering design standards.

Pavements, embankments, toll plazas and road furniture are generally in good conditions. No major works or urgent repairs are anticipated, other than minor repair and routine maintenance. The road drainage system and the bridge structures are generally in fair to good conditions and no conditions that might lead to major failures have been found in the selected portion of the highway assessed. Minor defects observed during the site visit are in pavement damages such as crack and uneven surfaces. They are generally expected for this type of highway due to high traffic flow and overweighed vehicles and can be addressed by normal repair and routine maintenance.

Pavement

- The pavement conditions of both the GS Superhighway and Guangzhou E-S-W Ring Road are good. Minor uneven riding surfaces at the intersections of bridges abutment and roadway were also noticed on the Guangzhou E-S-W Ring Road and GS Superhighway. This does not affect the normal operation of the expressways, but frequent inspections should be carried out to monitor the rate of deterioration.
- The Guangzhou E-S-W Ring Road is relatively new, both of the concrete and bituminous road surfaces are in good conditions, except a small section bituminous pavement damaged due to oil leakage from the vehicles at Yazhisha Bridge, where small-sized re-paving is necessary.

Drainage

- Gravity drainage system is used for all the three highways. Rainfall in the study areas are reportedly low, few drainage channels have been designed. This is consistent with the local practice. No drainage problems have been observed.

Expansion Joints

- Expansion joints along the GS Superhighway are in good conditions. A few of the old rubber type of expansion joints were damaged and needed to be replaced. The replacement works are being carried out as a part of the maintenance programme.
- Condition of expansion joints of Guangzhou E-S-W Ring Road is good with no major defects found. Routine inspection and regular cleaning are necessary to maintain the integrity of the element and monitor the rate of deterioration so that serious defects can be quickly rectified to ensure the long-term integrity of the bridge structure.

Bridges

- Bridges are generally in good to fair conditions with no major defects found during the site visit, most of the bridges are precast prestressed T-Beam or precast prestressed hollow slab superstructure. The beams and slabs of the bridges inspected from under deck appear to be in good condition.
- At the long-span section of Dong Pu Bridge at Guangzhou E-S-W Ring Road, light vibrations of the bridge deck were experienced with passing heavy loaded traffic. No abnormal sound of the bearings was heard. The vibration could be caused by the deflection of the structure. Regular monitoring of the long span bridges is recommended to ensure the structural integrity of the structures.

- Deck vibration with the passing traffic is observed in a few of the large bridges in Guangzhou E-S-W Ring Road. Close monitoring on the bridge bearings is highly recommended. Repair or replacement of the bridge bearing should be carried out when necessary. The condition is not serious and does not warrant immediate attention, but routine inspection is necessary to monitor the rate of deterioration so that serious defects can be quickly rectified to ensure the long-term integrity of the bridge structure.
- No major damage has been found on the substructure of the structures inspected. Minor defect such as exposed reinforcement on the pier cap due to insufficient concrete cover has been observed. Steel piles at Dongzhou Bridge of the GS Superhighway has deteriorated. Plan for restoration has been formed as part of the maintenance programme. Since many bridges have navigational channels underneath, collision protections have been provided. It is recommended that extra large bridge should be equipped with settlement monitoring points to ensure the overall stability of the structure. It was noted that operators were installing the equipment by the time of our site visit for settlement monitoring on major bridges.

Embankment

- Embankment generally is in good conditions. No major defects have been found. Routine inspection and maintenance for the embankments are required to ensure the stability of the roadway structure.

Road Furniture

- Road furniture is generally in good conditions. Some minor defects were observed on the roadside facilities along the two operating highways. There were some damages on the roadside barrier and property fences on the GS Superhighway. These damages should be repaired as part of the Routine and Minor Repair.

Tunnel

- The Hubeishan Tunnel is on GS Superhighway. It is in good to fair condition. The tunnel surface has been repaired. Tiling work of the southbound tunnel wall was being carried out at the time of site inspection. Installation of PVC drainage pipe is in progress. PVC drainage pipe should be diverted properly to the tunnel drainage system of the tunnel.

E4. OPERATION AND MAINTENANCE (O&M) COST

The total annual O&M cost includes costs for minor repair/maintenance as well as medium and major repairs. Minor repairs and maintenance refers to the upkeep/preventative actions and minor repairs required for normal operation of the highway to be maintained. Medium to major repairs are defined as the required periodical repairs in order to reinstate the original conditions of the highway after long-term wear and tear.

The purpose of this study is to review the existing O&M program and to form the basis of determining the future maintenance needs in terms of cost and effort. Emphasis has been placed on major engineering elements and facility structures with the goal of matching the facility needs with the O&M program.

Based on our review of existing O&M programs and on-site visit, the O&M expenses are reasonable, as the expenditures are consistent with the actual project work. GS Superhighway and Guangzhou E-S-W Ring Road have both set up their own O&M management structure, having established sound O&M management team that adheres to strict O&M planning, quality and expense control. For medium to large O&M, an annual budget planning would be required, so that quality and expense issues can be carefully quantified, analysed and addressed.

In addition to project data review and on-site visit, we have also met with management from the project company, which enabled us to conduct study for future O&M work required of the project. The scope of the study covers only the O&M for the road itself, not toll stations facilities, building facilities and electrical installations.

E4.1 GS Superhighway

Pavement surface repairing is the major maintenance work in this Project. It is expected to have two large scale repaving works within the concession period, the first time will be repaved in three years started in 2002 and will complete in 2004 . They will be using new water proofing technique and high standard asphalt mix have been considered for the treatment of pavement surface that can prolong the life cycle of the pavement usage to 15 years. However, to ensure travel safety, recapping would be necessary in order to avoid further deterioration of the asphalt pavement surface since it would be gradually damaged after 7 or 8 years. Hence, the following approach should be considered: recapping the road surface after 7 or 8 years of usage, say, between 2011 and 2014, repaving the road surface after 15 years of usage, say, between 2021 and 2023, and the second large scale repaving again after 2024. Other major repair works will be the maintenance of embankment and safety facilities (guard fence, division bar, anti-dazzling board, outline reflecting mark, traffic sign, road marking, central divide, milestone, and hectometre stake, etc.) and also upgrade of bridges as follows:

- Pavement marking and safety facilities: repair the existing pavement marking, repaint pavement marking for those sections which required medium to large scale of repaving works. The safety facilities are considered to be replaced in 2011, and 2012. The safety facilities, if using high intensity steel, has 15 year life cycle.

The table below summarizes the total O&M cost for the remaining concession period (Unit in Million RMB).

2003	**2004**	**2005**	**2006**	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**
207.8	180.5	45.0	44.1	42.3	41.1	42.7	41.1	61.2	101.4
2013	**2014**	**2015**	**2016**	**2017**	**2018**	**2019**	**2020**	**2021**	**2022**
62.1	64.7	44.6	40.0	44.2	45.3	40.3	41.4	140.8	138.6
2023	**2024**	**2025**	**2026**	**2027**					
141.3	44.7	38.8	43.6	44.1					

Notes:

(1) All costs estimated refer to the current price in PRC.

(2) Costs include maintenance for anticipated expanded road sections.

E4.2 Guangzhou E-S-W Ring Road

This project mainly considers the maintenance of the pavement, road furniture and bridges. For pavement maintenance cost, the estimation has to consider both the existing condition of the highway and the traffic volume. The growth rate of pavement maintenance cost will be estimated in different stages. For the first 5 years, the growth rate of maintenance cost is 3%; for the next 6 to 10 years, it would be 4%; for the following 11 to 16 years, it would be 5%; and the rest would rise to 6%.

For the large-scale pavement maintenance works, the cost estimation has to include a large scale repaving works for 3 years, from 2015 to 2017, and 2030 to 2032.

For pavement marking, the cost has to include the repainting of the pavement marking every 3 years.

For safety facilities, the growth rate of maintenance cost for safety facilities along the highway is assumed 3% per year. It is also considered to repair and replace the facilities for 3 years during the second period of large-scale pavement maintenance.

The table below summarizes the total O&M cost for the concession period (Unit in Million RMB)

2003	**2004**	**2005**	**2006**	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**
6.8	7.0	7.2	7.4	9.0	9.1	8.2	8.5	10.9	8.8
2013	**2014**	**2015**	**2016**	**2017**	**2018**	**2019**	**2020**	**2021**	**2022**
11.0	11.1	32.1	34.3	34.0	12.2	11.2	11.3	10.8	10.7
2023	**2024**	**2025**	**2026**	**2027**	**2028**	**2029**	**2030**	**2031**	**2032**
10.6	10.8	12.2	12.4	12.0	11.9	11.8	40.3	41.6	42.3

Notes:

(1) All costs estimated refer to the current price in PRC.

E4.3 Phase 1 West

Progress

This highway is scheduled to be operational by June of 2004. The construction progress payment spent up to November 2002 was 36.64% of total. The progress diagram indicates that the construction works have been progressed well in accordance with the construction contracts with no significant delay. From engineering point of view, the foundation on the soft soil would be the critical factors, which may affect the construction works. If the foundation could reach the design standard, the construction work in later stages should be smooth. In addition, the contractors are all well qualified and have construction experiences of similar projects.

Construction Cost

Up to November 2002, there was no significant change in costs and contract variations, and the costs in previous stages were under control, and construction payments are managed in an effective way. In view of the stability of the cost of the construction materials, there should be no high risk in the overall construction costs.

Maintenance

The length of Phase I is 14.7 kilometres, it is estimated that the operation and maintenance costs will be as follows.

For the large-scale pavement maintenance works, the cost estimation has to include a large scale repaving works in 2020.

The table below summarizes the total O&M cost for the concession period (Unit in Million RMB).

2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
4.3	4.3	4.4	5.3	5.3	4.8	4.4	7.7	4.9	5.8
2015	**2016**	**2017**	**2018**	**2019**	**2020**	**2021**	**2022**	**2023**	**2024**
5.7	7.5	5.8	5.7	9.1	25.1	5.0	5.2	5.2	7.4
2025	**2026**	**2027**	**2028**	**2029**	**2030**	**2031**	**2032**	**2033**	
5.6	5.2	5.3	10.6	6.0	5.0	5.5	6.3	4.3	

Notes:

(1) All costs estimated refer to the current price in PRC.

(2) Costs include maintenance for anticipated expanded road sections.

E9. CONCLUSION

The Consultant concluded that the assessment on the operation and maintenance are consistent with common professional practice and meets the objectives of the agreed scope of work with the Company. Full details of the Study and data are presented in the "Operation & Maintenance (O&M) Study on Toll Road in Pearl River Delta" — Part 1.

Yours sincerely,
For and on behalf of
PARSONS BRINCKERHOFF (ASIA) LTD.

Dave Wong
Director

Richard Yau
Project Manager



Parsons
Brinckerhoff
(Asia) Ltd.

23rd Floor, AIA Tower,
183 Electric Road,
North Point, Hong Kong
Tel: (852) 2579 8899
Fax: (852) 2856 9902
Email: info.hk@pbasia.com

28 July, 2003

The Directors
Hopewell Highway Infrastructure Limited

Dear Sirs,

TOLL COLLECTION SYSTEM ON TOLL ROAD IN PEARL RIVER DELTA

In accordance with your instructions and for Hopewell Highway Infrastructure Limited (the "Company"), Parsons Brinckerhoff (Asia) Limited (the Consultant or PBA) has conducted an independent system review study (the "Study") of the highways in Pearl River Delta area ("PRD"), Guangdong Province, the People's Republic of China ("PRC"). This report summarizes the results and findings based on the technical review and analyses conducted on the following highways:

1. GS Superhighway
2. Guangzhou E-S-W Ring Road
3. Phase 1 West

In conducting the Study, we have based our analyses on meetings with operation authorities and site staff available at the time of the site visits; reviews of available system design reports and other relevant information. In utilizing the given information from the Company, we have sought confirmation from the management of the toll road that no material factors have been omitted. We concluded that sufficient and reliable information has been provided for conclusive review and comprehensive analysis.

The toll system review would highlight the key system features, and the operating conditions as identified from the document review and site visits to the particular toll roads. For the exact operational philosophy of involved toll collection systems, it is suggested to refer to the operation & maintenance manuals.

The results of our analysis are presented in the "Operation & Maintenance (O&M) Study on Toll Road in Pearl River Delta" — Part 2. A brief summary of our study approaches and findings are presented below:

E1. INTRODUCTION

Parsons Brinckerhoff (Asia) Ltd. was appointed by Hopewell Highway Infrastructure Limited to carry out an independent system review of the toll collection systems that are currently operated by the following toll roads.

- GS Superhighway
- Guangzhou E-S-W Ring Road
- Phase 1 West

An executive summary of the findings of the report "Toll Collection System in Pearl River Delta" is set out as follows:

The objective of the system review is:

- To review the current toll collection systems through discussions with the respective toll road operators and by studying the available documentation and conducting site inspection.
- To study the system configuration and assess its effectiveness so as to detect and minimize fraud and the pilfering of toll charges.
- To identify areas to be further considered by the toll road operators.

E2. GENERAL OBSERVATION

E2.1 GS Superhighway

- The current system is a classic closed toll collection system with manual toll collection and using a simple IC card (northbound after upgraded), magnetic card (southbound) based ticketing system. A video surveillance system is installed to allow the supervisory staff to observe the toll lane operator at work through a CCTV monitor in the control room and to record the toll lane incidents on 24 hour basis for auditing or case handling. Two-way communication between the toll lane operator and the supervisor is possible through an intercom system.
- A record of all toll transaction, including toll exempt vehicles, is logged in the computer system which issues the user with a receipt for the toll paid.
- For transaction involving toll exempt vehicles, toll operator must get prior approval from supervisor in the control room of Toll Supervisory Building ("TSB") before such vehicles pass through the toll booth. The whole process will be recorded for regular checking.
- Cash handling process in TSB cashier room and management & operation center ("MOC") is recorded by CCTV in order to avoid leakage.
- The computer system would record every toll transaction which would be used to check the cash collection by the supervisor and staff in MOC during validation.
- The practice of current toll collection activities appears reasonably effective especially with the use of the video surveillance system.
- The toll lane CCTV system in each toll lane, toll plaza and exit toll booth allow supervisor to visualize the image of vehicles in toll lane and the entered classification data on computer screen simultaneously, is installed in all toll stations.
- Tolls are charged in accordance with the different vehicle classifications and distance traveled.
- There are also a number of inspectors who carry out regular checks on the toll collection process to ensure the integrity of the toll collection activities. Such inspectors will strictly check according to the internal audit process.
- Based on the documents reviewed and observation made at the time of site inspection, the system is reasonably secure and the operating and management structure is generally capable of detecting and eliminating attempts by individuals to defraud the system.

E2.2 Guangzhou E-S-W Ring Road

- The current system is a classic closed toll collection system with manual toll collection and using a simple IC card based ticketing system. A video surveillance system is installed to allow the supervisory staff to observe the toll lane operator at work on a CCTV monitor in the control room. Two-way communication between the toll lane operator and the supervisor is possible through an intercom system.
- A record of all toll transaction, including exempt vehicles, is logged in the computer system which issues the user with a receipt for the toll paid.
- For transaction involving toll exempt vehicles, toll operator must get prior approval from supervisor in the control room of the Toll Supervisory Building ("TSB") before such vehicles pass through the toll booth. The whole process will be recorded for regular checking.
- Cash handling process in TSB cashier room and management & operation center ("MOC") is recorded by CCTV in each toll lane, toll plaza and exit toll booth in order to avoid leakage.
- The computer system would record every toll transaction which would be used to check the cash collection by the supervisor and staff in MOC during validation.
- The practice of current toll collection activities appears reasonably effective especially with the use of the video surveillance system.
- Tolls are charged in accordance with the different vehicle classifications and distance traveled.
- There are also a number of inspectors who carry out regular checks on the toll collection process to ensure the integrity of the toll collection activities. Such inspectors will strictly check according to the internal audit process.
- Based on the documents reviewed and observations made at the time of site inspection, the system is reasonably secure and the operating and management structure is generally capable of detecting and eliminating attempts by individuals to defraud the system.

E2.3 Phase 1 West

- The proposed system based on the design material is a classic closed toll collection system with manual toll collection and using a simple IC card based ticketing system. A video surveillance system is installed to allow the supervisory staff to observe the toll lane operator at work on a CCTV monitor in the control room. Two-way communication between the toll lane operator and the supervisor is possible through an intercom system. Footstep alarm system is also available at the tollbooth for emergency use.
- A record of all toll transaction, including exempt vehicles, is logged in the computer system which issues the user with a receipt for the toll paid.
- The computer system would record every toll transaction which would be used to check the cash collection works by the supervisor and cashier subsequently.
- The toll collection activities based on the proposed system design appears reasonably effective especially with the use of the video surveillance system.
- Tolls are charged in accordance with the different vehicle classifications and distance traveled.
- Based on the documents reviewed, the system is reasonably secure and capable of detecting and eliminating attempts by individuals to defraud the system.

E3. FINDINGS

Following the review of relevant documents, on-site inspection of the toll facilities, discussions with the management and technical staff, technical study of system capability in avoiding the possible toll leakages resulting from various fault conditions etc., we are of the opinion that all the existing toll collection systems are in effective operation.

At the time of site inspection, no obvious toll leakage or the threat of fraud was observed and all toll collection activities were carried out in proper order.

E4. CONCLUSION

The Consultant concluded that the system review is consistent with common professional practice and meet the objectives of the agreed scope of work with the Company. Full details of the Study and data are presented in the "Operation & Maintenance (O&M) Study on Toll Road in Pearl River Delta" — Part 2.

Yours sincerely,
For and on behalf of
PARSONS BRINCKERHOFF (ASIA) LTD.

Dave Wong
Director

Richard Yau
Project Manager

The Warrants will be issued subject to and with the benefit of a separate instrument by way of deed poll and they will be issued in registered form and will form one class and rank pari passu in all respects with each other.

Warrant certificates will only become valid certificates of title provided that the Public Offer has become unconditional and not having been terminated in accordance with its terms.

Each Warrant will confer rights to subscribe an amount equivalent to the Offer Price for Shares at an initial subscription price equivalent to the Offer Price subject to adjustment.

The Warrants will represent direct obligations of the Company to Warrantholders as described in the Instrument. The following is a summary of the major provisions of the Instrument and of the principal terms and conditions of the Warrants set out on the Warrant certificates. Warrantholders will be entitled to the benefit of, be bound by, and be deemed to have notice of all such terms and conditions and of the provisions of the Instrument, copies of which will be available at the principal place of business for the time being of the Company in Hong Kong.

1. EXERCISE OF SUBSCRIPTION RIGHTS

(a) Each Warrantholder shall have, in respect of the Warrants of which he is the registered holder for the time being, rights (the "Subscription Rights") which may be exercised in whole or in part, but not in respect of a fraction of a Share, at any time on or after the Listing Date but not later than the date which is the day immediately preceding the third anniversary of the Listing Date (the "Subscription Period") (the date on which any of the Subscription Rights are duly exercised being called a "Subscription Date") to subscribe in cash the whole or part, in integral multiples of the Offer Price, of the amount stated on the certificate for such Warrants which a Warrantholder is entitled to subscribe for Shares upon the exercise of the Subscription Rights represented thereby (the "Exercise Monies"), for fully-paid Shares at a price equivalent to the Offer Price per Share subject to adjustment as referred to below (the "Subscription Price"). Any Subscription Rights which have not been exercised upon the expiry of the Subscription Period will lapse and thereupon the Warrants and the Warrant certificates shall cease to be valid for any purpose whatsoever.

(b) Each Warrant certificate will contain a subscription form (the "Subscription Form") which shall include (a) a certification by such holder that the owner and the beneficial owner of each Warrant being exercised is not a U.S. person (as such term is defined under Regulation S) and is located outside the United States and (b) an authorization for the production of such certification in any applicable administrative or legal proceeding. In order to exercise his Subscription Rights, a Warrantholder must complete and sign the Subscription Form (including such certification) and deliver the same and the Warrant certificate to the Warrant registrar in Hong Kong for the time being of the Company and such delivery shall constitute an irrevocable commitment by such Warrantholder to exercise such Subscription Rights, together with a remittance for the relevant portion of the Exercise Monies, being the amount of the Subscription Price for the Shares in respect of which the Warrantholder is exercising his Subscription Rights. In each case compliance must also be made with any exchange control, fiscal or other laws or regulations for the time being applicable.

(c) No fraction of a Share will be allotted but any balance representing fraction of the Exercise Monies paid on the exercise of the Subscription Rights represented by the Warrant certificate will be paid by the Company to the Warrantholder, provided always that, if the Subscription Rights attaching to the Warrants represented by one or more Warrant certificates are exercised on the same Subscription Date by the same Warrantholder then, for the purpose of determining whether any (and if so, what) fraction of a Share arises, such Subscription Rights shall be aggregated; and regard shall be made, where applicable, to the provisions of clause 6(C) of the Instrument.

(d) The Company has undertaken in the Instrument that any Shares falling to be issued upon the exercise of any of the Subscription Rights represented by the relevant Warrant certificates will be allotted and issued not later than 28 days after the relevant Subscription Date and, taking account of any adjustment which may have been made pursuant to clause 4 of the Instrument, will rank pari passu with the fully paid Shares in issue on the relevant Subscription Date and will accordingly entitle the holders to participate in all dividends or other distributions declared, paid or made after the relevant Subscription Date and other than any dividend or other distribution previously declared or recommended or resolved to be paid or made if the record date therefor shall be on or before the relevant Subscription Date and notice of the amount and record date for which shall have been given to the Stock Exchange (as defined in the Instrument) prior to the relevant Subscription Date.

(e) As soon as practicable after the relevant allotment and issue of Shares (and in any event not later than 28 days after the relevant Subscription Date) there will be issued free of charge to the Warrantholder to whom such allotment has been made upon his exercise of any Subscription Rights:

(i) a certificate for the relevant Shares in the name(s) of such Warrantholder(s);

(ii) (if applicable) a balancing Warrant certificate in registered form in the name(s) of such Warrantholder(s) in respect of any Subscription Rights represented by the relevant Warrant certificate remaining unexercised;

(iii) (if applicable) a cheque representing fractions of the Exercise Monies in respect of the Warrantholder's fractional entitlement to Shares as mentioned in sub-paragraph (c) above; and

(iv) (if applicable) the certificate mentioned in clause 6(A)(4) of the Instrument.

The certificate for Shares, arising on the exercise of Subscription Rights and the balancing Warrant certificate (if any) and, the cheque in respect of fractions of the Exercise Monies in respect of the Warrantholder's fractional entitlement to Shares (if any) will be sent by post at the risk of the said Warrantholder to the address of such Warrantholder (or, in the case of a joint holding, to that one of the joint Warrantholders whose name stands first in the register of Warrantholders). If the Company agrees, such certificates and cheques may by prior arrangement be retained by the Warrant registrar in Hong Kong for the time being of the Company to await collection by the relevant Warrantholder.

2. ADJUSTMENTS OF SUBSCRIPTION PRICE

The Instrument contains detailed provisions relating to the adjustment of the Subscription Price. The following is a summary of, and is subject to, the adjustment provisions of the Instrument:

(a) The Subscription Price shall (except as mentioned in sub-paragraphs (b) and (c) below) be adjusted as provided in the Instrument in each of the following cases (but shall however not be adjusted below the nominal value of Shares until the Subscription Right Reserve (as defined in the Instrument) is maintained pursuant to clause 6 of the Instrument, and no adjustment shall be made in connection with any issue of Shares or Warrants under the Offering (including Shares or Warrants which may be issued upon the exercise of the Over-allotment Option) or any issue of Warrants pursuant to the Assured Entitlement Rights):

(i) an alteration of the nominal amount of each Share by reason of any consolidation or subdivision;

(ii) an issue (other than pursuant to a scrip dividend scheme in lieu of a cash dividend) by the Company of Shares credited as fully-paid by way of capitalisation of profits or reserves (including any share premium account);

(iii) a capital distribution (as defined in the Instrument) being made by the Company, whether on a reduction of capital or otherwise, to holders of Shares (in their capacity as such);

(iv) a grant by the Company to holders of Shares (in their capacity as such) of rights to acquire for cash assets of the Company or any of its Subsidiaries (as defined in the Instrument);

(v) an offer of new Shares for subscription by way of rights, or a grant of options or warrants to subscribe new Shares, at a price which is less than 90% of the market price (calculated as provided in the Instrument) being made by the Company to holders of Shares (in their capacity as such);

(vi) an issue wholly for cash being made by the Company or any of its subsidiaries of securities convertible into or exchangeable for or carrying rights of subscription for new Shares, if in any case the total Effective Consideration (as defined in the Instrument) per new Share is less than 90% of the market price (calculated as provided in the Instrument), or the conversion, exchange or subscription rights of any such issue are altered so that the said total Effective Consideration is less than 90% of such market price;

(vii) an issue of Shares being made wholly for cash at a price less than 90% of the market price (calculated as provided in the Instrument); and

(viii) the purchase by the Company of Shares or securities convertible into Shares or any rights to acquire Shares (excluding any such purchase made on the Stock Exchange or any other stock exchange recognised for this purpose by the Executive Director of the Corporate Finance Division of the Securities and Futures Commission of Hong Kong and the Stock Exchange) in circumstances where the Directors consider that it may be appropriate to make an adjustment to the Subscription Price.

(b) Except as mentioned in sub-paragraph (c) below, no such adjustment as is referred to in sub-paragraph (a)(ii) to (vii) above shall be made in respect of:

(i) an issue of fully-paid Shares upon the exercise of any conversion, exchange or subscription rights attaching to securities wholly or partly convertible into Shares or exchangeable for Shares or upon the exercise of any rights (including the Subscription Rights) to acquire Shares;

(ii) an issue by the Company of Shares or by the Company or any of its subsidiaries of securities convertible into or exchangeable for or carrying rights to acquire Shares, in any such case in consideration or part consideration for the acquisition of any other securities, assets or business;

(iii) an issue of fully-paid Shares by way of capitalisation of all or part of the Subscription Right Reserve (as defined in the Instrument) to be established in certain circumstances pursuant to the terms and conditions contained in the Instrument (or other profits or reserves or any similar reserve which has been or may be established pursuant to the terms of any other securities wholly or partly convertible into or exchangeable for or carrying rights to acquire Shares);

(iv) an issue of Shares pursuant to a scrip dividend scheme in lieu of a cash dividend where an amount not less than the nominal amount of the Shares so issued is capitalised and the market value (calculated as provided in the Instrument) of such Shares is not more than 110% of the amount of dividend which holders of Shares could elect to or would otherwise receive in cash;

(v) an issue by the Company of Shares or by the Company or any of its subsidiaries of securities convertible into or exchangeable for or carrying rights of subscription for Shares pursuant to a Share Option Scheme (as defined in the Instrument); or

(vi) an issue of Shares under the Offering (including Shares which may be issued upon the exercise of the Over-allotment Option) or an issue of Warrants by the Company.

(c) Notwithstanding the provisions referred to in sub-paragraphs (a) and (b) above, in any circumstances where the Directors shall consider that an adjustment to the Subscription Price provided for under the said provisions should not be made or should be calculated on a different basis or that an adjustment to the Subscription Price should be made notwithstanding that no such adjustment is required under the said provisions or that an adjustment should take effect on a different date or with a different time from that provided for under the said provisions, the Company may appoint either an approved merchant bank or the Auditors (as defined in the Instrument) to consider whether for any reason whatever the adjustment to be made (or the absence of adjustment) would not or might not fairly and appropriately reflect the relative interests of the persons affected thereby and, if such approved merchant bank or the Auditors (as the case may be) shall consider this to be the case, the adjustment shall be modified or nullified, or an adjustment made instead of no adjustment, in such manner (including, without limitation, making an adjustment calculated on a different basis) and/or such adjustment shall take effect from such other date and/or time as shall be certified by such approved merchant bank or the Auditors (as the case may be) to be in its opinion appropriate.

(d) Any adjustment to the Subscription Price shall be made to the nearest one cent (HK$0.005 being rounded up). No adjustment shall be made to the Subscription Price in any case in which the amount by which the same would be reduced would be less than one cent and any adjustment which would otherwise then be required shall not be carried forward. In no event shall an adjustment be made (otherwise than upon the consolidation of Shares into shares of a larger nominal amount each or upon a repurchase of Shares) which would increase the Subscription Price.

(e) Every adjustment to the Subscription Price shall be certified by the Auditors or an approved merchant bank and notice of each such adjustment (giving the relevant particulars) shall be given to the Warrantholders. In giving any certificate or making any adjustment hereunder, the Auditors or the approved merchant bank shall be deemed to be acting as experts and not as arbitrators and in the absence of manifest error, their decision shall be conclusive and binding on the Company and the Warrantholders and all persons claiming through or under them respectively. Any such certificates of the Auditors and/or approved merchant bank will be available for inspection by Warrantholder, at the principal place of business of the Company in Hong Kong, where copies may be obtained.

3. REGISTERED WARRANTS

The Warrants are issued in registered form. The Company shall be entitled to treat the registered holder of any Warrant as the absolute owner thereof and accordingly shall not, except as ordered by a court of competent jurisdiction or as required by law, be bound to recognise any equitable or other claim to or interest in such Warrant on the part of any other person, whether or not it shall have express or other notice thereof.

4. TRANSFER, TRANSMISSION AND REGISTER

The Warrants and the underlying Shares have not been and will not be registered under the U.S. Securities Act or with any security regulatory authority of the United States or any other jurisdiction (other than Hong Kong). Accordingly, the Warrantholder or the beneficial owner of such Warrant must be a person other than a U.S. person (as such term is defined under Regulation S) and has received such Warrant outside the United States in an offshore transaction meeting the requirements of Regulation S.

The Warrants may not be re-offered, sold, pledged or otherwise transferred at any time, directly or indirectly within the United States or to, or for the account or benefit of U.S. persons (as such terms is defined under Regulation S). Consequently, any offer, sale, resale, trade or delivery made of the Warrants, directly or indirectly, within the United States or to, or for the account or benefit of a U.S. person will not be recognised.

The Shares, upon the exercise of the Warrants, may not be offered, sold, pledged or otherwise transferred except (a) outside the United States to persons other than U.S. persons in offshore transactions in reliance on Regulations S; (b) within the United States pursuant to an exemption provided by Rule 144A under the U.S. Securities Act or (c) after the expiration of 40 days from the date of issuance of the Warrants, within the United States pursuant to one or more exemptions for offers and sales of securities not involving a public offering under the U.S. Securities Act and any applicable state securities laws of the United States.

The Subscription Rights conferred by the Warrants shall be transferable subject to certain restrictions, in integral multiples of the Offer Price by instrument of transfer in any usual or common form or such other form as may be approved by the Directors or, where the transferor and/or the transferee is HKSCC Nominees Limited or its successor thereto (or such other company, as may be approved by the Board for this purpose), by an instrument of transfer executed under hand by authorised person(s) or by machine imprinted signature(s). The Company shall maintain a principal register of Warrantholders in the territory where the Stock Exchange for the time being is situate (or in such other place as the Directors consider appropriate, having regard to applicable rules governing the listing of Warrants). If the Directors consider it necessary or appropriate, the Company may establish and maintain one or more local or branch register(s) at such location outside Hong Kong as the Directors think fit. Any transfer, transmission and registration of Warrants shall be lodged with the registrar(s) of Warrantholders. The Instrument contains provisions relating to the transfer, transmission and registration of the Warrants. Transfer of Warrants must be executed by both the transferor and the transferee provided that the board of Directors may dispense with the execution of the instrument of transfer by the transferee in any case which it thinks fit in its discretion to do so.

Warrantholders should note that additional costs and expenses may be incurred in connection with any expedited re-registration of the Warrants prior to the transfer or exercise of the Subscription Rights, in particular during the period commencing 10 business days prior to and including the last day of the Subscription Period.

Since the Warrants will be admitted to the Central Clearing and Settlement System ("CCASS"), so far as applicable laws or regulations of relevant government authorities, terms of the Instrument and circumstances permit, the Company may determine the last dealing day of the Warrants to be a date at least three dealing days before the expiry of the Subscription Period.

5. CLOSURE OF REGISTER OF WARRANTHOLDERS

The registration of transfers of Warrants may be suspended and the register of Warrantholders may be closed for such period as the Directors may from time to time direct, provided that the same shall not be closed, or registration may not be suspended, for a period, or for periods together, of more than 60 days in any one year. Any transfer, or exercise of the Subscription Rights attached to the Warrants made while the register of Warrantholders is so closed shall, as between the Company and the person claiming under the relevant transfer of Warrants or, as the case may be, as between the Company and the Warrantholder who has so exercised the Subscription Rights attached to his Warrants (but not otherwise), be considered as made immediately after the reopening of the register of Warrantholders.

6. PURCHASE AND CANCELLATION

The Company or any of its subsidiaries may at any time purchase the Warrants:

(a) in the open market or by tender (available to all Warrantholders alike) at any price; or

(b) by private treaty at a price, exclusive of expenses, not exceeding 110% of the closing price of the Warrants on the Stock Exchange on the date immediately prior to the date of purchase thereof,

but not otherwise. All Warrants purchased as aforesaid shall be cancelled forthwith and may not be reissued or re-sold.

7. MEETINGS OF WARRANTHOLDERS AND MODIFICATION OF RIGHTS

(a) The Instrument contains provisions for convening meetings of Warrantholders to consider any matter affecting the interests of Warrantholders, including the modification by Special Resolution (as defined in the Instrument) of the provisions of the Instrument and/or of the terms and conditions endorsed on the Warrant certificates. A Special Resolution duly passed at any such meeting shall be binding on the Warrantholders, whether present or not.

(b) All or any of the rights for the time being attached to the Warrants (including any of the provisions of the Instrument) may from time to time (whether or not the Company is being wound up) be altered or abrogated (including, but without prejudice to that generality, by waiving compliance with, or by waiving or authorising any past or proposed breach of, any of the terms and conditions endorsed on the Warrant certificates and/or the Instrument) with the prior sanction of a Special Resolution and may be effected only by deed poll executed by the Company and expressed to be supplemental to the Instrument.

(c) Where the Warrantholder is a clearing house recognised by the Laws of Hong Kong (or its nominee(s)), it may authorise such person or appoint any number of person or persons as it thinks fit to act as its representative (or representatives) or proxy (or proxies) at any Warrantholders' meeting provided that, if more than one person is so authorised or appointed, the authorisation or proxy form must specify the number and class of Warrants in respect of which such person is so authorised or appointed. The person so authorised or appointed will be entitled to exercise the same rights and powers on behalf of the recognised clearing house (or its nominee(s)) as that clearing house (or its nominee(s)) could exercise as if such person were an individual Warrantholder including the right to vote individually on a show of hands.

8. QUORUM

The quorum of a meeting of Warrantholders shall be two or more Warrantholders, present in person or by proxy, representing in aggregate not less than 2% in value of the Subscription Rights for the time being outstanding and exercisable (except for the purpose of passing a Special Resolution (as defined in the Instrument)) and no business (other than the choosing of a chairman) shall be transacted at any meeting unless the requisite quorum be present at the commencement of business.

The quorum of a meeting of Warrantholders for the passing of a Special Resolution shall be two or more persons holding Warrants and/or being proxies and being or representing in the aggregate holders of not less than 5% in value of the Subscription Rights for the time being outstanding and exercisable.

9. REPLACEMENT OF WARRANT CERTIFICATES

If a Warrant certificate is mutilated, defaced, lost or destroyed, it may, at the discretion of the Company, be replaced at the principal office of the Warrant registrar for the time being of the Company in Hong Kong (unless the Directors otherwise determine) on payment of such costs as may be incurred in connection therewith and on such terms as to evidence, indemnity and/or security as the Company may require and on payment of such fee not exceeding HK$2.5 (or such other amount as may from time to time be permitted under the rules prescribed by the Stock Exchange) as the Company may determine. Mutilated or defaced Warrant certificates must be surrendered before replacements will be issued.

In the case of lost Warrant certificates, section 71A sub-sections (2), (3), (4), (6), (7) and (8) of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) shall apply as if "shares" referred therein included Warrants.

10. PROTECTION OF SUBSCRIPTION RIGHTS

The Instrument contains certain undertakings by and restrictions on the Company designed to protect the Subscription Rights.

11. CALL

If at any time the aggregate of the Warrants which have not been exercised carry rights to subscribe less than HK$40 million, the Company may, on giving not less than 3 months' notice, require Warrantholders either to exercise their Subscription Rights or to allow them to lapse. On expiry of such notice, all unexercised Warrants will be automatically cancelled without compensation to Warrantholders.

12. ISSUE OF FURTHER WARRANTS

The Company shall be at liberty to issue further warrants to subscribe for Shares in such manner and on such terms as it sees fit.

13. UNDERTAKINGS BY THE COMPANY

The Company has undertaken in the Instrument, inter alia, that:

(a) all Shares allotted on the exercise of Subscription Rights shall, taking account of any adjustment which may have been made as described in paragraph 2 above, rank pari passu in all respects with the fully paid Shares in issue on the relevant Subscription Date and shall accordingly entitle the holders to participate in full in all dividends or other distributions declared, paid or made on the Shares after the relevant Subscription Date other than any dividend or other distribution previously declared or recommended or resolved to be paid or made if the record date therefor shall be on or before the relevant Subscription Date and notice of the amount and record date for which shall have been given to the Stock Exchange prior to the relevant Subscription Date;

(b) it will send to each Warrantholder (or in the case of joint Warrantholders, to the Warrantholder whose name stands first in the register of Warrantholders in respect of the Warrant held by such joint Warrantholders), at the same time as the same are sent to the holders of Shares, its audited accounts and all other notices, reports and communications despatched by it to the holders of the Shares generally;

(c) it will pay all Cayman Islands and Hong Kong stamp and capital duties, registration fees or similar charges (if any) payable in respect of the execution of the Instrument, the creation and initial issue of the Warrants in registered form, the exercise of the Subscription Rights and the issue of Shares upon exercise of the Subscription Rights. If any Warrantholder shall take any action or proceedings in any jurisdiction to enforce the obligations of the Company in respect of the Warrants or the Instrument, and for the purposes of such action or proceedings the

Instrument or any Warrant is taken into such jurisdiction and any stamp duties or similar duties or taxes become payable thereon or in respect thereof in connection with or as a result of such action or proceedings, the Company shall not be under any obligation to pay (or reimburse any person making payment of) any such duties or taxes (including, if applicable, any penalties); and

(d) it will keep available for issue sufficient Ordinary Capital (as defined in the Instrument) to satisfy in full all rights for the time being outstanding of subscription for and conversion into Shares.

14. LISTING

The Company shall use its best endeavours to procure that:

(a) at all times during the Subscription Period, the Warrants may be dealt in on the Stock Exchange (save that such obligation will lapse in the event that the listing of the Warrants on the Stock Exchange is withdrawn following an offer for all or any of the Warrants); and

(b) all Shares allotted upon exercise of the Subscription Rights may, upon allotment or as soon as reasonably practicable thereafter, be dealt in on the Stock Exchange (save that such obligation will lapse in the event that the listing of the Shares on the Stock Exchange is withdrawn following an offer for all or any of the Shares where a like offer is extended to holders of the Warrants.)

15. OVERSEAS WARRANTHOLDERS

If a Warrantholder has a registered address in any territory (other than Hong Kong) where, in the opinion of the Directors, the allotment of Shares to such Warrantholder upon exercise of any Subscription Rights would or might, in the absence of compliance with registration or any other special formalities in such territory, be unlawful or impracticable under the laws of such territory, then the Company shall as soon as practicable after exercise by such Warrantholder of any Subscription Rights either:

(a) allot the Shares which would otherwise have been allotted to such Warrantholder to one or more third parties selected by the Company; or

(b) allot such Shares to such Warrantholder and then, on his behalf, sell them to one or more third parties selected by the Company,

in each case for the best consideration then reasonably obtainable by the Company.

As soon as reasonably practicable following any such allotment or (as the case may be) allotment and sale, the Company shall pay to the relevant Warrantholder an amount equal to the consideration received by the Company therefor.

Notwithstanding the above, the Subscription Rights may not be exercised by such Warrantholder if such Warrantholder or the beneficial owner of such Warrant is (i) a U.S. person as such term is defined under Regulation S or (ii) located within the United States.

16. RIGHTS OF WARRANTHOLDERS ON WINDING-UP

The Instrument contains provisions relating to the winding-up of the Company.

If an effective resolution is passed during the Subscription Period for the voluntary winding-up of the Company, then:

(a) if such winding-up is for the purpose of reconstruction or amalgamation pursuant to a scheme of arrangement to which the Warrantholders, or some person designated by them for such purpose by Special Resolution, shall be a party or in conjunction with which a proposal is made to the Warrantholders and is approved by Special Resolution, the terms of such scheme of arrangement or (as the case may be) proposal shall be binding on all Warrantholders; and

(b) in the event a notice is given by the Company to its shareholders to convene a shareholders' meeting for the purpose of considering, and if thought fit, approving a resolution to voluntarily wind-up the Company, the Company shall forthwith give notice thereof to each Warrantholder and thereupon, every Warrantholder shall be entitled by irrevocable surrender of his Warrant certificate(s) to the Company (such surrender to occur not later than two business days prior to the proposed shareholders' meeting referred to above) with the Subscription Form(s) duly completed, together with payment of the Exercise Monies or the relative portion thereof, to exercise the Subscription Rights represented by such Warrant and the Company shall as soon as possible and in any event no later than the day immediately prior to the date of the proposed shareholders' meeting allot such number of Shares to the Warrantholder which fall to be issued pursuant to the exercise of the Subscription Rights represented by such Warrant (or the relative portion thereof). The Company shall give notice to the Warrantholders of the passing of such resolution within seven days after the passing thereof.

Subject to the foregoing, if the Company is wound up, all Subscription Rights which have not been exercised at the date of the passing of such resolution shall lapse and Warrant certificates shall cease to be valid for any purpose.

17. NOTICES

The Instrument contains provisions relating to notices to be given to Warrantholders.

Every Warrantholder shall register with the Company an address either in Hong Kong or elsewhere to which notices to be given to such Warrantholder are to be sent.

18. GOVERNING LAW

The Instrument and the Warrants are governed by and construed in accordance with the laws of Hong Kong.

Set out below is a summary of certain provisions of memorandum and articles of association of the Company and of certain aspects of Cayman Islands company law.

1. MEMORANDUM OF ASSOCIATION

The Memorandum of Association of the Company was adopted on 16 July, 2003 and states, inter alia, that the liability of members of the Company is limited, that the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Law or any other law of the Cayman Islands.

The Memorandum of Association is available for inspection at the address specified in Appendix X in the section headed "Documents delivered to the registrar of companies and available for inspection".

2. ARTICLES OF ASSOCIATION

The Articles of Association of the Company were adopted on 16 July, 2003 and include provisions to the following effect:

A. Classes of Shares

The share capital of the Company consists of ordinary shares.

B. Directors

(a) Power to allot and issue Shares

Subject to the provisions of the Companies Law and the Memorandum and Articles of Association, the unissued shares in the Company (whether forming part of its original or any increased capital) shall be at the disposal of the Directors, who may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration, and upon such terms, as the Directors shall determine.

Subject to the provisions of the Articles of Association and to any direction that may be given by the Company in general meeting and without prejudice to any special rights conferred on the holders of any existing shares or attaching to any class of shares, any share may be issued with or have attached thereto such preferred, deferred, qualified or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise, and to such persons at such time and for such consideration as the Directors may determine. Subject to the Companies Law and to any special rights conferred on any shareholders or attaching to any class of shares, any share may, with the sanction of a special resolution, be issued on terms that it is, or at the option of the Company or the holder thereof, liable to be redeemed.

(b) Power to dispose of the assets of the Company or any subsidiary

The management of the business of the Company shall be vested in the Directors who, in addition to the powers and authorities by the Articles of Association expressly conferred upon them, may exercise all such powers and do all such acts and things as may be exercised or done or approved by the Company and are not by the Articles of Association or the Companies Law expressly directed or required to be exercised or done by the Company in general meeting, but subject nevertheless to the provisions of the Companies Law and of the Articles of Association and to any regulation from time to time made by the Company in general meeting not being inconsistent with such provisions or the Articles of Association, provided that no regulation so made shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made.

(c) Compensation or payment for loss of office

Payment to any Director or past Director of any sum by way of compensation for loss of office or as consideration for or in connection with his retirement from office (not being a payment to which the Director is contractually entitled) must first be approved by the Company in general meeting.

(d) Loans to Directors

There are provisions in the Articles of Association prohibiting the making of loans to Directors and associates which are equivalent to the restrictions imposed by the Companies Ordinance.

(e) Financial assistance to purchase Shares

Subject to all applicable laws, the Company may give financial assistance to Directors and employees of the Company, its subsidiaries or any holding company or any subsidiary of such holding company in order that they may buy shares in the Company or any such subsidiary or holding company. Further, subject to all applicable laws, the Company may give financial assistance to a trustee for the acquisition of shares in the Company or shares in any such subsidiary or holding company to be held for the benefit of employees of the Company, its subsidiaries, any holding company of the Company or any subsidiary of any such holding company (including salaried Directors).

(f) Disclosure of interest in contracts with the Company or any of its subsidiaries

No Director or proposed Director shall be disqualified by his office from contracting with the Company either as vendor, purchaser or otherwise nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company with any person, company or partnership of or in which any Director shall be a member or otherwise interested be capable on that account of being avoided, nor shall any Director so contracting or being any member or so interested be liable to account to the Company for any profit so realised by any such contract or arrangement by reason only of such Director holding that office or the fiduciary relationship thereby established, provided that such Director shall, if his interest in such contract or arrangement is material, declare the nature of his interest at the earliest meeting of the board of Directors at which it is practicable for him to do so, either specifically or by way of a general notice stating that, by reason of the facts specified in the notice, he is to be regarded as interested in any contracts of a specified description which may be made by the Company.

A Director shall not be entitled to vote on (nor shall he be counted in the quorum in relation to) any resolution of the Directors in respect of any contract or arrangement or any other proposal in which he has any material interest, and if he shall do so his vote shall not be counted (nor is he to be counted in the quorum for the resolution), but this prohibition shall not apply to any of the following matters, namely:

(i) the giving to such Director of any security or indemnity in respect of money lent or obligations incurred by him at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director has himself assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any proposal concerning an offer of shares, debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director is or is to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv) any proposal concerning any other company in which the Director is interested only, whether directly or indirectly, as an officer, executive or shareholder or in which the Director is beneficially interested in shares of that company, provided that, he, together with any of his associates, is not beneficially interested in five per cent. or more of the issued shares of any class of such company (or of any third company through which his interest is derived) or of the voting rights;

(v) any proposal or arrangement concerning the benefit of employees of the Company or any of its subsidiaries including:

(aa) the adoption, modification or operation of any employees' share scheme or any share incentive scheme or share option scheme under which he may benefit;

(bb) the adoption, modification or operation of a pension or provident fund or retirement, death or disability benefits scheme which relates both to Directors and employees of the Company or any of its subsidiaries and does not provide in respect of any Director as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

(vi) any contract or arrangement in which the Director is interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his interest in shares or debentures or other securities of the Company.

(g) Remuneration

The Directors shall be entitled to receive by way of remuneration for their services such sum as shall from time to time be determined by the Directors, or the Company in general meeting, as the case may be, such sum (unless otherwise directed by the resolution by which it is determined) to be divided amongst the Directors in such proportions and in such manner as they may agree, or failing agreement, equally, except that in such event any Director holding office for less than the whole of the relevant period in respect of which the remuneration is paid shall only rank in such division in proportion to the time during such period for which he has held office. Such remuneration shall be in addition to any other remuneration to which a Director who holds any salaried employment or office in the Company may be entitled by reason of such employment or office.

The Directors shall also be entitled to be paid all expenses, including travel expenses, reasonably incurred by them in or about the performance of their duties as Directors including their expenses of travelling to and from board meetings, committee meetings or general meetings or otherwise incurred whilst engaged on the business of the Company or in the discharge of their duties as Directors.

The Directors may grant special remuneration to any Director who shall perform any special or extra services at the request of the Company. Such special remuneration may be made payable to such Director in addition to or in substitution for his ordinary remuneration as a Director, and may be made payable by way of salary, commission or participation in profits or otherwise as may be agreed.

The remuneration of an executive Director or a Director appointed to any other office in the management of the Company shall from time to time be fixed by the Directors and may be by way of salary, commission or participation in profits or otherwise or by all or any of those modes and with such other benefits (including share option and/or pension and/or gratuity and/or other benefits on retirement) and allowances as the Directors may from time to time decide. Such remuneration shall be in addition to such remuneration as the recipient may be entitled to receive as a Director.

(h) Retirement, appointment and removal

The Directors shall have power at any time and from time to time to appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors. Any Director so appointed shall hold office only until the next annual general meeting of the Company and shall then be eligible for re-election at that meeting.

The Company may by special resolution remove any Director and may by ordinary resolution appoint another person in his place. Any Director so appointed shall hold office during such time only as the Director in whose place he is appointed would have held the same if he had not been removed. The Company may also by ordinary resolution elect any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors. Any Director so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election but shall not be taken into account in determining the Directors who are to retire by rotation at such meeting. No person other than a retiring Director shall, unless recommended by the Directors, be eligible for election to the office of Director at any general meeting unless, not less than seven and not more than 28 clear days before the day appointed for the meeting, there has been given to the Secretary of the Company notice in writing by a member of the Company (not being the person to be proposed) entitled to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected.

There is no shareholding qualification for Directors nor is there any specified age limit for Directors.

The office of a Director shall be vacated:

(i) if he resigns his office by notice in writing to the Company at its registered office or its principal office in Hong Kong;

(ii) if an order is made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs and the Directors resolve that his office be vacated;

(iii) if, without leave, he is absent from meetings of the Directors (unless an alternate Director appointed by him attends) for 6 consecutive months, and the Directors resolve that his office be vacated;

(iv) if he becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally;

(v) if he ceases to be or is prohibited from being a Director by law or by virtue of any provision in the Articles of Association;

(vi) if he is removed from office by notice in writing served upon him signed by not less than three-fourths in number (or, if that is not a round number, the nearest lower round number) of the Directors (including himself) for the time being then in office; or

(vii) if he shall be removed from office by a special resolution of the members of the Company under the Articles of Association.

At every annual general meeting of the Company one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to, but not exceeding, one-third, shall retire from office by rotation. A retiring Director shall retain office until the close of the meeting at which he retires and shall be eligible for re-election thereat. The Company at any annual general meeting at which any Directors retire may fill the vacated office by electing a like number of persons to be Directors.

(i) Borrowing powers

The Directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow or to secure the payment of any sum or sums of money for the purposes of the Company and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof.

(j) Proceedings of the Board

The Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings and proceedings as they think fit in any part of the world. Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes, the chairman of the meeting shall have a second or casting vote.

C. Alteration to constitutional documents

No alteration or amendment to the Memorandum or Articles of Association may be made except by special resolution.

D. Variation of rights of existing shares or classes of shares

If at any time the share capital of the Company is divided into different classes of shares, all or any of the rights attached to any class of shares for the time being issued (unless otherwise provided for in the terms of issue of the shares of that class) may, subject to the provisions of the Companies Law, be varied or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. To every such separate meeting all the provisions of the Articles of Association relating to general meetings shall *mutatis mutandis* apply, but so that the quorum for the purposes of any such separate meeting and of any adjournment thereof shall be a person or persons together holding (or representing by proxy) at the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, and that any holder of shares of the class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of shares of any class shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking *pari passu* therewith.

E. Alteration of Capital

The Company in general meeting may, from time to time, whether or not all the shares for the time being authorised shall have been issued and whether or not all the shares for the time being issued shall have been fully paid up, by ordinary resolution, increase its share capital by the creation of new shares, such new capital to be of such amount and to be divided into shares of such respective amounts as the resolution shall prescribe.

The Company may from time to time by ordinary resolution:

(i) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares. On any consolidation of fully paid shares and division into shares of larger amount, the Directors may settle any difficulty which may arise as they think expedient and in particular (but without prejudice to the generality of the foregoing) may as between the

holders of shares to be consolidated determine which particular shares are to be consolidated into each consolidated share, and if it shall happen that any person shall become entitled to fractions of a consolidated share or shares, such fractions may be sold by some person appointed by the Directors for that purpose and the person so appointed may transfer the shares so sold to the purchaser thereof and the validity of such transfer shall not be questioned, and so that the net proceeds of such sale (after deduction of the expenses of such sale) may either be distributed among the persons who would otherwise be entitled to a fraction or fractions of a consolidated share or shares rateably in accordance with their rights and interests or may be paid to the Company for the Company's benefit;

(ii) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law; and

(iii) sub-divide its shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association, subject nevertheless to the provisions of the Companies Law, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as the Company has power to attach to unissued or new shares.

The Company may by special resolution reduce its share capital, any capital redemption reserve or any share premium account in any manner authorised and subject to any conditions prescribed by the Companies Law.

F. Special resolution - majority required

A "special resolution" is defined in the Articles of Association to have the meaning ascribed thereto in the Companies Law, for which purpose, the requisite majority shall be not less than three-fourths of the votes of such members of the Company as, being entitled to do so, vote in person or, in the case of corporations, by their duly authorised representatives or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given and includes a special resolution approved in writing by all of the members of the Company entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of such members, and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments (if more than one) is executed.

In contrast, an "ordinary resolution" is defined in the Articles of Association to mean a resolution passed by a simple majority of the votes of such members of the Company as, being entitled to do so, vote in person or, in the case of corporations, by their duly authorised representatives or, where proxies are allowed, by proxy at a general meeting held in accordance with the Articles of Association and includes an ordinary resolution approved in writing by all the members of the Company aforesaid.

G. Voting rights (generally, on a poll and right to demand a poll)

Subject to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of shares, at any general meeting on a show of hands every member of the Company who is present in person (or, in the case of a member being a corporation, by its duly authorised representative) shall have one vote, and on a poll every member present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy shall have one vote for each share registered in his name in the register of members of the Company.

In the case of joint registered holders of any share, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present being the most or, as the case may be, the more senior shall alone be entitled to vote in respect of the relevant joint holding and, for this purpose, seniority shall be determined by reference to the order in which the names of the joint holders stand on the register in respect of the relevant joint holding.

A member of the Company in respect of whom an order has been made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs may vote, whether on a show of hands or on a poll, by any person authorised in such circumstances to do so and such person may vote on a poll by proxy.

Save as expressly provided in the Articles of Association or as otherwise determined by the Directors, no person other than a member of the Company duly registered and who shall have paid all sums for the time being due from him payable to the Company in respect of his shares shall be entitled to be present or to vote (save as proxy for another member of the Company), or to be reckoned in a quorum, either personally or by proxy at any general meeting.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded. A poll may be demanded by:

(a) the chairman of the meeting; or

(b) at least five members of the Company present in person (or in the case of a corporation, by its duly authorised representative) or by proxy and entitled to vote; or

(c) any member or members of the Company present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members of the Company having the right to attend and vote at the meeting; or

(d) any member or members of the Company present in person (or in the case of a corporation by its duly authorised representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

On a poll votes may be given either personally or by proxy.

If a recognised clearing house (or its nominee) is a member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such person or persons as it thinks fit to act as its representative(s) or proxy(ies) at any general meeting of the Company or at any general meeting of any class of members of the Company provided that, if more than one person is so authorised, the proxy form or authorisation shall specify the number and class of shares in respect of which each such person is so appointed or authorised. A person authorised or appointed pursuant to this provision shall be entitled to exercise the same rights and powers on behalf of the recognised clearing house (or its nominee) which he represents as that recognised clearing house (or its nominee) could exercise if it were an individual member of the Company holding the number and class of shares specified in such authorisation.

H. Annual general meetings

The Company shall in each year hold a general meeting as its annual general meeting in addition to any other general meeting in that year and shall specify the meeting as such in the notice calling it; and not more than 15 months (or such longer period as the Stock Exchange may authorise) shall elapse between the date of one annual general meeting of the Company and that of the next.

I. Accounts and audit

The Directors shall cause to be kept such books of account as are necessary to give a true and fair view of the state of the Company's affairs and to show and explain its transactions and otherwise in accordance with the Companies Law.

The Directors shall from time to time determine whether, and to what extent, and at what times and places and under what conditions or regulations, the accounts and books of the Company, or any of them, shall be open to the inspection of members of the Company (other than officers of the Company) and no such member shall have any right of inspecting any accounts or books or documents of the Company except as conferred by the Companies Law or any other relevant law or regulation or as authorised by the Directors or by the Company in general meeting.

The Directors shall, commencing with the first annual general meeting cause to be prepared and to be laid before the members of the Company at every annual general meeting a profit and loss account for the period, in the case of the first account, since the incorporation of the Company and, in any other case, since the preceding account, together with a balance sheet as at the date at which the profit and loss account is made up and a Director's report with respect to the profit or loss of the Company for the period covered by the profit and loss account and the state of the Company's affairs as at the end of such period, an auditor's report on such accounts and such other reports and accounts as may be required by law. Copies of those documents to be laid before the members of the Company at an annual general meeting shall not less than 21 days before the date of the meeting, be sent in the manner in which notices may be served by the Company as provided in the Articles of Association, to every member of the Company and every holder of debentures of the Company provided that the Company shall not be required to send copies of those documents to any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

The Company shall at any annual general meeting appoint an auditor or auditors of the Company who shall hold office until the next annual general meeting. The remuneration of the auditors shall be fixed by the Company at the annual general meeting at which they are appointed provided that in respect of any particular year the Company in general meeting may delegate the fixing of such remuneration to the Directors.

J. Notice of meetings and business to be conducted thereat

An annual general meeting and any extraordinary general meeting called for the passing of a special resolution shall be called by not less than 21 days' notice in writing and any other extraordinary general meeting shall be called by not less than 14 days' notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the date, time, place and agenda of the meeting, particulars of the resolutions to be considered at the meeting and, in the case of special business, the general nature of that business. The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a special resolution shall specify the intention to propose the resolution as a special resolution. Notice of every general meeting shall be given to the auditors and all members of the Company (other than those who, under the provisions of the Articles of Association or the terms of issue of the shares they hold, are not entitled to receive such notice from the Company).

Notwithstanding that a meeting of the Company is called by shorter notice than that mentioned above, it shall be deemed to have been duly called if it is so agreed:

(a) in the case of a meeting called as an annual general meeting, by all members of the Company entitled to attend and vote thereat or their proxies; and

(b) in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right.

All business shall be deemed special that is transacted at an extraordinary general meeting and also all business shall be deemed special that is transacted at an annual general meeting with the exception of the following, which shall be deemed ordinary business:

(a) the declaration and sanctioning of dividends;

(b) the consideration and adoption of the accounts and balance sheets and the reports of the Directors and the auditors and other documents required to be annexed to the balance sheet;

(c) the election of Directors in place of those retiring;

(d) the appointment of auditors;

(e) the fixing of, or the determining of the method of fixing of, the remuneration of the Directors and of the auditors;

(f) the granting of any mandate or authority to the Directors to offer, allot, grant options over or otherwise dispose of the unissued shares of the Company representing not more than 20 per cent. (or such other percentage as may from time to time be specified in the Listing Rules) in nominal value of its then existing issued share capital and the number of any securities repurchased pursuant to sub-paragraph (g) below; and

(g) the granting of any mandate or authority to the Directors to repurchase securities of the Company.

K. Transfer of Shares

Transfers of shares may be effected by an instrument of transfer in the usual common form or in such other form as the Directors may approve.

The instrument of transfer shall be executed by or on behalf of the transferor and, unless the Directors otherwise determine, the transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register of members of the Company in respect thereof. All instruments of transfer shall be retained by the Company.

The Directors may refuse to register any transfer of any share which is not fully paid up or on which the Company has a lien. The Directors may also decline to register any transfer of any shares unless:

(a) the instrument of transfer is lodged with the Company accompanied by the certificate for the shares to which it relates (which shall upon the registration of the transfer be cancelled) and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer;

(b) the instrument of transfer is in respect of only one class of share;

(c) the instrument of transfer is properly stamped (in circumstances where stamping is required);

(d) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four;

(e) the shares concerned are free of any lien in favour of the Company; and

(f) a fee of such maximum amount as the Stock Exchange may from time to time determine to be payable (or such lesser sum as the Directors may from time to time require) is paid to the Company in respect thereof.

If the Directors refuse to register a transfer of any share they shall, within two months after the date on which the instrument of transfer was lodged with the Company, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 days' notice being given by advertisement in the newspaper or, subject to the Listing Rules, by electronic communication in the manner in which notices may be served by the Company by electronic means as provided in the Articles of Association, be suspended and the register of members of the Company closed at such times for such periods as the Directors may from time to time determine, provided that the registration of transfers shall not be suspended or the register closed for more than 30 days in any year (or such longer period as the members of the Company may by ordinary resolution determine provided that such period shall not be extended beyond 60 days in any year).

L. Power of the Company to purchase its own Shares

The Company is empowered by the Companies Law and the Articles of Association to purchase its own shares subject to certain restrictions and the Directors may only exercise this power on behalf of the Company subject to the authority of its members in general meeting as to the manner in which they do so and to any applicable requirements imposed from time to time by the Stock Exchange and the Securities and Futures Commission of Hong Kong.

M. Power of any subsidiary of the Company to own Shares

There are no provisions in the Articles of Association relating to the ownership of shares by a subsidiary.

N. Dividends and other methods of distributions

Subject to the Companies Law and Articles of Association, the Company in general meeting may declare dividends in any currency but no dividends shall exceed the amount recommended by the Directors. No dividend may be declared or paid other than out of profits and reserves of the Company lawfully available for distribution, including share premium.

Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For these purposes no amount paid up on a share in advance of calls shall be treated as paid up on the share.

The Directors may from time to time pay to the members of the Company such interim dividends as appear to the Directors to be justified by the profits of the Company. The Directors may also pay half-yearly or at other intervals to be selected by them at a fixed rate if they are of the opinion that the profits available for distribution justify the payment.

The Directors may retain any dividends or other monies payable on or in respect of a share upon which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists. The Directors may also deduct from any dividend or other monies payable to any member of the Company all sums of money (if any) presently payable by him to the Company on account of calls, instalments or otherwise.

No dividend shall carry interest against the Company.

Whenever the Directors or the Company in general meeting have resolved that a dividend be paid or declared on the share capital of the Company, the Directors may further resolve: (a) that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up on the basis that the shares so allotted are to be of the same class as the class already held by the allottee, provided that the members of the Company entitled thereto will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment; or (b) that the members of the Company entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the Directors may think fit on the basis that the shares so allotted are to be of the same class as the class already held by the allottee. The Company may upon the recommendation of the Directors by ordinary resolution resolve in respect of any one particular dividend of the Company that notwithstanding the foregoing a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid without offering any right to members of the Company to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, interest or other sum payable in cash to a holder of shares may be paid by cheque or warrant sent through the post addressed to the registered address of the member of the Company entitled, or in the case of joint holders, to the registered address of the person whose name stands first in the register of members of the Company in respect of the joint holding to such person and to such address as the holder or joint holders may in writing direct. Every cheque or warrant so sent shall be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register of members of the Company in respect of such shares, and shall be sent at his or their risk and the payment of any such cheque or warrant by the bank on which it is drawn shall operate as a good discharge to the Company in respect of the dividend and/or bonus represented thereby, notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement thereon has been forged. Any one of two or more joint holders may give effectual receipts for any dividends or other monies payable or property distributable in respect of the shares held by such joint holders.

Any dividend unclaimed for six years from the date of declaration of such dividend may be forfeited by the Directors and shall revert to the Company.

The Directors may, with the sanction of the members of the Company in general meeting, direct that any dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe securities of any other company, and where any difficulty arises in regard to such distribution the Directors may settle it as they think expedient, and in particular may disregard fractional entitlements, round the same up or down or provide that the same shall accrue to the benefit of the Company, and may fix the value for distribution of such specific assets and may determine that cash payments shall be made to any members of the Company upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Directors.

O. Proxies

Any member of the Company entitled to attend and vote at a meeting of the Company shall be entitled to appoint up to two persons who must be individuals as his proxies to attend and vote instead of him and a proxy so appointed shall have the same right as the member to speak at the meeting. A proxy need not be a member of the Company.

Instruments of proxy shall be in common form or in such other form as the Directors may from time to time approve. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates provided that the meeting was originally held within 12 months from such date.

The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney authorised in writing or if the appointor is a corporation either under its seal or under the hand of an officer, attorney or other person authorised to sign the same.

The instrument appointing a proxy and (if required by the Directors) the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, shall be delivered at the registered office of the Company (or at such other place as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any document sent therewith) not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than 48 hours before the time appointed for the taking of the poll and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of 12 months from the date named in it as the date of its execution. Delivery of any instrument appointing a proxy shall not preclude a member of the Company from attending and voting in person at the meeting or poll concerned and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

P. Calls on Shares and forfeiture of Shares

The Directors may from time to time make calls upon the members of the Company in respect of any monies unpaid on their shares (whether on account of the nominal amount of the shares or by way of premium) and not by the conditions of allotment thereof made payable at fixed times and each member of the Company shall (subject to the Company serving upon him at least 14 days' notice specifying the time and place of payment) pay to the Company at the time and place so specified the amount called on his shares. A call may be revoked or postponed as the Directors may determine. A person upon whom a call is made shall remain liable on such call notwithstanding the subsequent transfer of the shares in respect of which the call was made.

A call may be made payable either in one sum or by instalments and shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed. The joint holders of a share shall be jointly and severally liable to pay all calls and instalments due in respect of such share or other monies due in respect thereof.

If a sum called in respect of a share shall not be paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate, not exceeding 15 per cent. per annum, as the Directors may determine, but the Directors shall be at liberty to waive payment of such interest wholly or in part.

If any call or instalment of a call remains unpaid on any share after the day appointed for payment thereof, the Directors may at any time during such time as any part thereof remains unpaid serve a notice on the holder of such shares requiring payment of so much of the call or instalment as is unpaid together with any interest which may be accrued and which may still accrue up to the date of actual payment.

The notice shall name a further day (not being less than 14 days from the date of service of the notice) on or before which, and the place where, the payment required by the notice is to be made, and shall state that in the event of non-payment on or before the time and at the place appointed, the shares in respect of which such call was made or instalment is unpaid will be liable to be forfeited.

If the requirements of such notice are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls or instalments and interest due in respect thereof has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends and bonuses declared in respect of the forfeited shares and not actually paid before the forfeiture. A forfeited share shall be deemed to be the property of the Company and may be sold, re-allotted or otherwise disposed of.

A person whose shares have been forfeited shall cease to be a member of the Company in respect of the forfeited shares but shall, notwithstanding the forfeiture, remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of the shares, together with (if the Directors shall in their discretion so require) interest thereon at such rate not exceeding 15 per cent. per annum as the Directors may prescribe from the date of forfeiture until payment, and the Directors may enforce payment thereof without being under any obligation to make any allowance for the value of the shares forfeited, at the date of forfeiture.

Q. Inspection of register of members

The register of members of the Company shall be kept in such manner as to show at all times the members of the Company for the time being and the shares respectively held by them. The register may, on 14 days' notice being given by advertisement in the newspapers, or subject to the Listing Rules, by electronic communication in the manner in which notices may be served by the Company by electronic means as provided in the Articles of Association be closed at such times and for such periods as the Directors may from time to time determine either generally or in respect of any class of shares, provided that the register shall not be closed for more than 30 days in any year (or such longer period as the members of the Company may by ordinary resolution determine provided that such period shall not be extended beyond 60 days in any year).

Any register of members kept in Hong Kong shall during normal business hours (subject to such reasonable restrictions as the Directors may impose) be open to inspection by any member of the Company without charge and by any other person on payment of such fee not exceeding HK$2.50 (or such higher amount as may from time to time be permitted under the Listing Rules) as the Directors may determine for each inspection.

R. Quorum for meetings and separate class meetings

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment, choice or election of a chairman which shall not be treated as part of the business of the meeting.

Two members of the Company present in person or by proxy shall be a quorum provided always that if the Company has only one member of record the quorum shall be that one member present in person or by proxy.

A corporation being a member of the Company shall be deemed for the purpose of the Articles of Association to be present in person if represented by its duly authorised representative being the person appointed by resolution of the directors or other governing body of such corporation or by power of attorney to act as its representative at the relevant general meeting of the Company or at any relevant general meeting of any class of members of the Company.

The quorum for a separate general meeting of the holders of a separate class of shares of the Company is described in sub-paragraph D. above.

S. Rights of minorities in relation to fraud or oppression

There are no provisions in the Articles of Association concerning the rights of minority shareholders in relation to fraud or oppression.

T. Procedure on liquidation

If the Company shall be wound up, and the assets available for distribution amongst the members of the Company as such shall be insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members of the Company in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively. And if in a winding up the assets available for distribution amongst the members of the Company shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed amongst the members of the Company in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. The foregoing is without prejudice to the rights of the holders of shares issued upon special terms and conditions.

If the Company shall be wound up, the liquidator may with the sanction of a special resolution of the Company and any other sanction required by the Companies Law, divide amongst the members of the Company in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members of the Company. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the members of the Company as the liquidator, with the like sanction and subject to the Companies Law, shall think fit, but so that no member of the Company shall be compelled to accept any assets, shares or other securities in respect of which there is a liability.

U. Untraceable members

The Company shall be entitled to sell any shares of a member of the Company or the shares to which a person is entitled by virtue of transmission on death or bankruptcy or operation of law if: (i) all cheques or warrants, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years; (ii) the Company has not during that time or before the expiry of the three month period referred to in (iv) below received any indication of the whereabouts or existence of the member; (iii) during the 12 year period, at least three dividends in respect of the shares in question have become payable and no dividend during that period has been claimed by the member; and (iv) upon expiry of the 12 year period, the Company has caused an advertisement to be published in the newspapers, giving notice of its intention to sell such shares and a period of three months has elapsed since such advertisement and the Stock Exchange has been notified of such intention. The net proceeds of any such sale shall belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former member for an amount equal to such net proceeds.

3. CAYMAN ISLANDS COMPANY LAW

A. Introduction

The Companies Law is derived, to a large extent, from the older Companies Acts of England, although there are significant differences between the Companies Law and the current Companies Act of England. Set out below is a summary of certain provisions of the Companies Law, although this does not purport to contain all applicable qualifications and exceptions or to be a complete review of all matters of corporate law and taxation which may differ from equivalent provisions in jurisdictions with which interested parties may be more familiar.

B. Incorporation

The Company was incorporated in the Cayman Islands as an exempted company with limited liability on 14 January, 2003 under the Companies Law. As such, its operations must be conducted mainly outside the Cayman Islands. The Company is required to file an annual return each year with the Registrar of Companies of the Cayman Islands and pay a fee which is based on the size of its authorised share capital.

C. Share capital

The Companies Law permits a company to issue ordinary shares, preference shares, redeemable shares or any combination thereof.

The Companies Law provides that where a company issues shares at a premium, whether for cash or otherwise, a sum equal to the aggregate amount of the value of the premia on those shares shall be transferred to an account called the "share premium account". At the option of a company, these provisions may not apply to premia on shares of that company allotted pursuant to any arrangement in consideration of the acquisition or cancellation of shares in any other company and issued at a premium. The Companies Law provides that the share premium account may be applied by a company, subject to the provisions, if any, of its memorandum and articles of association, in such manner as the company may from time to time determine including, but without limitation:

(a) paying distributions or dividends to members;

(b) paying up unissued shares of the company to be issued to members as fully paid bonus shares;

(c) in the redemption and repurchase of shares (subject to the provisions of section 37 of the Companies Law);

(d) writing-off the preliminary expenses of the company;

(e) writing-off the expenses of, or the commission paid or discount allowed on, any issue of shares or debentures of the company; and

(f) providing for the premium payable on redemption or purchase of any shares or debentures of the company.

No distribution or dividend may be paid to members out of the share premium account unless immediately following the date on which the distribution or dividend is proposed to be paid the company will be able to pay its debts as they fall due in the ordinary course of business.

The Companies Law provides that, subject to confirmation by the Grand Court of the Cayman Islands, a company limited by shares or a company limited by guarantee and having a share capital may, if so authorised by its articles of association, by special resolution reduce its share capital in any way.

Subject to the detailed provisions of the Companies Law, a company limited by shares or a company limited by guarantee and having a share capital may, if so authorised by its articles of association, issue shares which are to be redeemed or are liable to be redeemed at the option of the company or a shareholder. In addition, such a company may, if authorised to do so by its articles of association, purchase its own shares, including any redeemable shares. However, if the articles of association do not authorise the manner of purchase, a company cannot purchase any of its own shares unless the manner of purchase has first been authorised by an ordinary resolution of the company. At no time may a company redeem or purchase its shares unless they are fully paid. A company may not redeem or purchase any of its shares if, as a result of the redemption or purchase, there would no longer be any member of the company holding shares. A payment out of capital by a company for the redemption or purchase of its own shares is not lawful unless immediately following the date on which the payment is proposed to be made, the company shall be able to pay its debts as they fall due in the ordinary course of business.

There is no statutory restriction in the Cayman Islands on the provision of financial assistance by a company for the purchase of, or subscription for, its own or its holding company's shares. Accordingly, a company may provide financial assistance if the directors of the company consider, in discharging their duties of care and to act in good faith, for a proper purpose and in the interests of the company, that such assistance can properly be given. Such assistance should be on an arm's-length basis.

D. Dividends and distributions

With the exception of section 34 of the Companies Law, there are no statutory provisions relating to the payment of dividends. Based upon English case law which is likely to be persuasive in the Cayman Islands in this area, dividends may be paid only out of profits. In addition, section 34 of the Companies Law permits, subject to a solvency test and the provisions, if any, of the company's memorandum and articles of association, the payment of dividends and distributions out of the share premium account (see C above for further details).

E. Shareholders' suits

The Cayman Islands courts can be expected to follow English case law precedents. The rule in *Foss v. Harbottle* (and the exceptions thereto which permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge (a) an act which is ultra vires the company or illegal, (b) an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company, and (c) an action which requires a resolution with a qualified (or special) majority which has not been obtained) has been applied and followed by the courts in the Cayman Islands.

F. Protection of minorities

In the case of a company (not being a bank) having a share capital divided into shares, the Grand Court of the Cayman Islands may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine into the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

Any shareholder of a company may petition the Grand Court of the Cayman Islands which may make a winding up order if the court is of the opinion that it is just and equitable that the company should be wound up.

Claims against a company by its shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by the company's memorandum and articles of association.

The English common law rule that the majority will not be permitted to commit a fraud on the minority has been applied and followed by the courts of the Cayman Islands.

G. Disposal of assets

The Companies Law contains no specific restrictions on the powers of directors to dispose of assets of a company. As a matter of general law, in the exercise of those powers, the directors must discharge their duties of care and to act in good faith, for a proper purpose and in the interests of the company.

H. Accounting and auditing requirements

The Companies Law requires that a company shall cause to be kept proper books of account with respect to:

(a) all sums of money received and expended by the company and the matters in respect of which the receipt and expenditure takes place;

(b) all sales and purchases of goods by the company; and

(c) the assets and liabilities of the company.

Proper books of account shall not be deemed to be kept if there are not kept such books as are necessary to give a true and fair view of the state of the company's affairs and to explain its transactions.

I. Register of members

An exempted company may, subject to the provisions of its articles of association, maintain its principal register of members and any branch registers at such locations, whether within or without the Cayman Islands, as its directors may, from time to time, think fit. There is no requirement under the Companies Law for an exempted company to make any returns of members to the Registrar of Companies in the Cayman Islands. The names and addresses of the members are, accordingly, not a matter of public record and are not available for public inspection.

J. Inspection of books and records

Members of a company will have no general right under the Companies Law to inspect or obtain copies of the register of members or corporate records of the company. They will, however, have such rights as may be set out in the company's articles of association.

K. Special resolutions

The Companies Law provides that a resolution is a special resolution when it has been passed by a majority of not less than two-thirds (or such greater number as may be specified in the articles of association of the company) of such members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given. Written resolutions signed by all the members entitled to vote for the time being of the company may take effect as special resolutions if this is authorised by the articles of association of the company.

L. Subsidiary owning shares in parent

The Companies Law does not prohibit a Cayman Islands company acquiring and holding shares in its parent company provided its objects so permit. The directors of any subsidiary making such acquisition must discharge their duties of care and to act in good faith, for a proper purpose and in the interests of the subsidiary.

M. Reconstructions

There are statutory provisions which facilitate reconstructions and amalgamations approved by a majority in number representing 75 per cent. in value of shareholders or creditors, depending on the circumstances, as are present at a meeting called for such purpose and thereafter sanctioned by the Grand Court of the Cayman Islands. Whilst a dissenting shareholder would have the right to express to the Grand Court his view that the transaction for which approval is sought would not provide the shareholders with a fair value for their shares, the Grand Court of the Cayman Islands is unlikely to disapprove the transaction on that ground alone in the absence of evidence of fraud or bad faith on behalf of management and if the transaction were approved and consummated the dissenting shareholder would have no rights comparable to the appraisal rights (i.e. the right to receive payment in cash for the judicially determined value of his shares) ordinarily available, for example, to dissenting shareholders of United States corporations.

N. Take-overs

Where an offer is made by a company for the shares of another company and, within four months of the offer, the holders of not less than 90 per cent. of the shares which are the subject of the offer accept, the offeror may at any time within two months after the expiration of the said four months, by notice require the dissenting shareholders to transfer their shares on the terms of the offer. A dissenting shareholder may apply to the Grand Court of the Cayman Islands within one month of the notice objecting to the transfer. The burden is on the dissenting shareholder to show that the Grand Court should exercise its discretion, which it will be unlikely to do unless there is evidence of fraud or bad faith or collusion as between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders.

O. Indemnification

Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy (e.g. for purporting to provide indemnification against the consequences of committing a crime).

P. Liquidation

A company is placed in liquidation either by an order of the court or by a special resolution (or, in certain circumstances, an ordinary resolution) of its members. A liquidator is appointed whose duties are to collect the assets of the company (including the amount (if any) due from the contributories (shareholders)), settle the list of creditors and discharge the company's liability to them, rateably if insufficient assets exist to discharge the liabilities in full, and to settle the list of contributories and divide the surplus assets (if any) amongst them in accordance with the rights attaching to the shares.

Q. Stamp duty on transfers

No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands.

R. Taxation

Pursuant to section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, the Company has obtained an undertaking from the Governor-in-Council:

(1) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to the Company or its operations; and

(2) in addition, that no tax to be levied on profits, income gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable by the Company:

   (i) on or in respect of the shares, debentures or other obligations of the Company; or

   (ii) by way of withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Law (1999 Revision).

The undertaking is for a period of twenty years from 4 March, 2003.

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties.

S. Exchange control

There are no exchange control regulations or currency restrictions in the Cayman Islands.

T. General

Maples and Calder Asia, the Company's legal advisers on Cayman Islands law, have sent to the Company a letter of advice summarising aspects of Cayman Islands company law. This letter, together with a copy of the Companies Law, is available for inspection as referred to in the section headed "Documents delivered to the registrar of companies and available for inspection" in Appendix X. Any person wishing to have a detailed summary of Cayman Islands company law or advice on the differences between it and the laws of any jurisdiction with which he/she is more familiar is recommended to seek independent legal advice.

I. FURTHER INFORMATION ABOUT THE COMPANY

(a) Incorporation of the Company

The Company was incorporated in the Cayman Islands under the Companies Law as an exempted company with limited liability on 14 January, 2003. The Company has established a place of business in Hong Kong at Room 64-02, 64th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong and was registered on 4 July, 2003 as an oversea company in Hong Kong under Part XI of the Companies Ordinance, with Mr. Alan Chi Hung Chan of Room 64-02, 64th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong appointed as the agent of the Company for the acceptance of service of process and notices on behalf of the Company in Hong Kong.

As the Company was incorporated in the Cayman Islands, it operates subject to the Companies Law and to its constitution which comprises a memorandum and articles of association. A summary of certain relevant parts of the Company's constitution and certain relevant aspects of Cayman Islands company law are set out in Appendix VIII to this prospectus.

(b) Changes in share capital of the Company

As at the date of incorporation of the Company, its authorised share capital was HK$380,000 divided into 380,000 shares of HK$1.00 each. On 14 January, 2003, one subscriber's share of HK$1.00 in the Company was allotted and issued to Mapcal Limited for cash at par, and was transferred to Anber Investments Limited ("Anber") on the same day, which transfer was registered on 30 January, 2003.

Pursuant to the written resolutions of the sole shareholder of the Company passed on 30 June, 2003 (i) each share of a par value of HK$1.00 in the unissued and issued share capital of the Company was subdivided into 10 shares of a par value of HK$0.10 each, and (ii) the authorised share capital of the Company was increased from HK$380,000 to HK$1,000,000,000, by the creation of an additional 9,996,200,000 Shares.

On 30 June, 2003, the Company allotted and issued 3,120,100 Shares to Anber credited as fully paid in consideration of the transfer of the entire issued share capital of Most Top Limited ("Most Top") by Anber to Jetgold Limited ("Jetgold") at the direction of the Company and the transfer of the entire issued share capital of Yager International Limited ("Yager") and Wilberforce International Limited ("Wilberforce") by Anber to the Company.

On 30 June, 2003, the Company allotted and issued 140 Shares to Anber credited as fully paid at the direction of Guangzhou-Shenzhen Superhighway (Holdings) Ltd. ("GSSH") in consideration of GSSH (i) procuring the allotment and issue of two new ordinary shares in HHI GS Superhighway Co to Kingnice Limited ("Kingnice") and its nominee and the conversion of the ordinary shares in HHI GS Superhighway Co beneficially held by it into deferred non-voting shares, and (ii) transferring its one share in Fan Wai Properties Limited ("Fan Wai") to Kingnice.

On 23 July, 2003, the Company allotted and issued 2,156,879,750 Shares to Anber credited as fully paid on capitalisation of an amount of HK$4,500,000,000 then owing by the Company to Anber.

Assuming that the Offering becomes unconditional and the issue of the Offer Shares is made, but taking no account of any Shares which may be issued upon the exercise of the Over-allotment Option, the authorised share capital of the Company will be HK$1,000,000,000 divided into 10,000,000,000 Shares and the issued share capital of the Company will be HK$288,000,000 divided into 2,880,000,000 Shares fully paid or credited as fully paid, with 7,120,000,000 Shares remaining unissued. Other than pursuant to any options which may be granted under the Share Option Scheme, pursuant to exercise of subscription rights attaching to the Warrants or pursuant to exercise of the Over-allotment Option, or the exercise of the general mandate to issue shares referred to in the paragraph headed "Written resolutions

of the sole Shareholder passed on 16 July, 2003", there is no present intention to issue any part of the authorised but unissued share capital of the Company and, without prior approval of the Shareholders in general meeting, no issue of Shares will be made which would effectively alter the control of the Company.

Save as disclosed in this prospectus, there has been no alteration in the share capital of the Company since its incorporation.

(c) Written resolutions of the sole Shareholder passed on 16 July, 2003

On 16 July, 2003, written resolutions of the sole Shareholder were passed pursuant to which, among other things:

(1) conditional on (i) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Shares in issue and the Shares and Warrants to be issued as mentioned herein (including any Shares which fall to be issued upon exercise of the subscription rights attaching to the Warrants, the Over-allotment Option or any options which may be granted under the Share Option Scheme); and (ii) the obligations of the Underwriters under the Underwriting Agreements becoming unconditional (including, if relevant, as a result of the waiver of any condition(s) by Citigroup, on behalf of the Underwriters) and not being terminated in accordance with the terms of such agreements or otherwise, in each case on or before 6 August, 2003 (or such later date as may be agreed between Citigroup and the Company in writing):

(aa) the Offering and the Over-allotment Option were approved and the Directors were authorised to allot and issue the Offer Shares and any Shares which may be required to be issued if the Over-allotment Option is exercised; and

(bb) the instrument constituting the Warrants and the creation of the Warrants were approved and the Directors were authorised to issue to Hopewell free of consideration such number of Warrants which is equal to the aggregate number of whole multiples of 10 Hopewell Shares held by each Qualifying Hopewell Shareholders on the Record Date and such authority to the Directors included authorising the Company's branch warrant registrar in the Cayman Islands and/or principal warrant registrar in Hong Kong to issue the Warrants on the branch warrant register and/or the principal warrant registrar (as the Directors shall determine) to such persons as Hopewell may direct, and to allot and issue any Shares which may fall to be allotted and issued upon the exercise of the subscription rights attaching to the Warrants;

(2) the rules of the Share Option Scheme were approved and the Directors were authorised, at their absolute discretion, to grant options to subscribe for Shares under the Share Option Scheme and to allot, issue and deal with the Shares issued pursuant to the exercise of subscription rights under any options which may be granted under the Share Option Scheme and to take all such actions as they consider necessary or desirable to implement the Share Option Scheme and to vote on any matter connected therewith notwithstanding that they or any of them may be interested in the same;

(3) a general unconditional mandate was given to the Directors to exercise all the powers of the Company to allot, issue and deal with, otherwise than by way of rights or an issue of shares upon the exercise of any subscription rights attached to any warrants of the Company or pursuant to the exercise of any options which may be granted under the Share Option Scheme, any other option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries or any other person of shares or rights to acquire shares or any scrip dividend schemes or similar

arrangements providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares in accordance with the articles of association of the Company or a specific authority granted by the Shareholders in general meeting, Shares with a total nominal value not exceeding 20% of the aggregate of (i) the total nominal value of the share capital of the Company in issue immediately following completion of the Offering; and (ii) the total nominal value of share capital of the Company which may be issued pursuant to the Over-allotment Option, such mandate to remain in effect until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; or

(c) the passing of an ordinary resolution of the Shareholders in general meeting revoking, varying or renewing such mandate;

(4) a general unconditional mandate was given to the Directors authorising them to exercise all powers of the Company to repurchase on the Stock Exchange or on any other stock exchange on which the securities of the Company may be listed and which is recognised by the SFC and the Stock Exchange for this purpose such number of: (A) Shares with a total nominal value as will represent up to 10% of the aggregate of (i) the total nominal value of the share capital of the Company in issue immediately following completion of the Offering and (ii) the total nominal value of share capital of the Company which may be issued pursuant to the Over-allotment Option and (B) warrants which carry rights to subscribe for Shares as will represent up to 10% of the number of warrants in issue immediately following completion of the Offering, such mandate to remain in effect until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; or

(c) the passing of an ordinary resolution of the Shareholders in general meeting revoking, varying or renewing such mandate;

(5) the general unconditional mandate mentioned in paragraph (3) above was extended by the addition to the aggregate nominal value of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to such general mandate of an amount representing the aggregate nominal value of the share capital of the Company repurchased by the Company pursuant to the mandate to repurchase Shares referred to in paragraph (4) above provided that such extended amount shall not exceed 10% of the aggregate of (i) the total nominal value of the share capital of the Company in issue immediately following completion of the Offering and (ii) the total nominal value of share capital of the Company which may be issued pursuant to the Over-allotment Option;

(6) a capitalisation agreement between Anber and the Company under which the Company allotted and issued 2,156,879,750 Shares to Anber credited as fully paid on capitalisation of an amount of HK$4,500,000,000 then owing by the Company to Anber was approved; and

(7) the Company approved and adopted its existing memorandum and articles of association.

(d) Corporate Reorganisation

The companies comprising the Group underwent a reorganisation to rationalise the Group's structure in preparation for the listing of the Shares on the Stock Exchange. As a result, the Company became the holding company of the Group. The major steps of the reorganisation involved the following:

(a) On 5 March, 2003, Jetgold, a company with limited liability with an authorised share capital of US$50,000 divided into 50,000 shares of US$1.00 each, was incorporated in the BVI and one share of US$1.00 in the capital of Jetgold was allotted and issued to the Company for cash at par on 19 May, 2003.

(b) On 12 March, 2003, Kingnice, a company with limited liability with an authorised share capital of US$50,000 divided into 50,000 shares of US$1.00 each, was incorporated in the BVI and 20,000 shares in the capital of Kingnice was allotted and issued to Jetgold for cash at par on 19 May, 2003.

(c) On 30 June, 2003, the Company entered into a deed of sale and purchase with Anber in relation to acquisition from Anber, a company incorporated in the BVI with limited liability:

  (i) one share of par value US$1.00 in the capital of Most Top, a company incorporated in the BVI with limited liability, representing the entire issued share capital of Most Top, which share was transferred from Anber to Jetgold at the Company's direction;

  (ii) 20,000 shares of par value US$1.00 in the capital of Yager, a company incorporated in the BVI with limited liability, representing the entire issued share capital of Yager; and

  (iii) 20,000 shares of par value US$1.00 in the capital of Wilberforce, a company incorporated in the BVI with limited liability, representing the entire issued share capital of Wilberforce,

  in consideration of the issue and allotment of 3,120,100 Shares to Anber credited as fully paid.

(d) On 30 June, 2003, HHI GS Superhighway Co allotted and issued for cash at par one ordinary share of HK$1.00 to each of Jetgold and Kingnice, with Jetgold holding its one such share on trust for Kingnice.

(e) On 30 June, 2003, special resolutions of shareholders of HHI GS Superhighway Co were passed to convert the ordinary shares then held beneficially by GSSH (which held beneficially 100% of the voting rights in HHI GS Superhighway Co before the issue of new shares referred to in paragraph (d) above) into deferred non-voting shares of HK$1.00 each and to amend the articles of association of the company accordingly.

(f) On 30 June, 2003, in consideration of the Company allotting and issuing 140 Shares to Anber at GSSH's direction, in addition to procuring the matters referred to in paragraphs (d) and (e) above, GSSH transferred the entire issued share capital of Fan Wai to Kingnice.

(g) On 30 June, 2003, Camweld Investments Limited ("Camweld") acquired 500 shares of US$1.00 each in the issued share capital of Kingnice from Jetgold in consideration of Camweld transferring 500 shares of US$1.00 each in the issued share capital of GSSH to Anber at the direction of Jetgold.

(h) On 30 June, 2003, a deed of novation was entered into between Anber, Camweld, GSSH, Jetgold and Kingnice under which Anber and GSSH novated to Jetgold and Kingnice respectively their respective rights and obligations under the equalisation agreement dated 28 December, 1994 between Hopewell China, Camweld and GSSH (as amended by a novation agreement dated 14 July, 1997 between Hopewell China, Camweld, GSSH and Anber).

(i) On 23 July, 2003, Anber and the Company entered into a capitalisation agreement under which the Company allotted and issued 2,156,879,750 Shares to Anber credited as fully paid on capitalisation of an amount of HK$4,500,000,000 then owing by the Company to Anber.

Certain companies in the Hopewell Group hold deferred non-voting shares in certain subsidiaries of HHI which are incorporated in Hong Kong as a result of the Reorganisation (as well as previous corporate reorganisations). The rights and restrictions of such deferred non-voting shares are set out below:

(i) As regards income

The profits which the company may determine to distribute in respect of any financial period or otherwise shall be distributed among the holders of ordinary shares according to the amounts paid up on the ordinary shares held by them respectively. The holders of deferred non-voting shares shall not be entitled to participate in any such distribution.

(ii) As regards capital

On a return of assets on liquidation or otherwise the assets of the company available for distribution to its members shall be distributed first in or towards returning to the holders of the ordinary shares the sum of HK$100,000,000,000 per share and second in or towards returning to the holders of the deferred non-voting shares the amount paid up thereon and the balance of any such assets shall belong to and shall be distributed amongst the holders of the ordinary shares in proportion to the amounts paid up thereon.

(iii) As regards voting

On a show of hands every holder of ordinary shares present in person shall have one vote and on a poll every holder of ordinary shares present in person or by proxy shall have one vote for each ordinary share held by him. The deferred non-voting shares shall not confer upon the holders thereof any right to receive notice of or to attend or vote at any general meeting of the company.

(e) Changes in the share capital of subsidiaries of the Company

The Company's subsidiaries are referred to in the accountants' report for the Company, the text of which is set out in Appendix I to this prospectus. The following alterations in the share capital of the Company's subsidiaries have taken place within the two years preceding the date of this prospectus.

(i) On 19 May, 2003, Jetgold allotted and issued for cash at par one share of US$1.00 to the Company.

(ii) On 19 May, 2003, Kingnice allotted and issued for cash at par 20,000 shares of US$1.00 each to Jetgold.

(iii) On 24 May, 2003, Hopewell Housing Limited transferred one ordinary share of HK$1.00 in HHI GS Superhighway Co which it held on trust for GSSH to HH Nominees Limited (which holds such share on trust for GSSH) at nil consideration.

(iv) On 24 May, 2003, Hopewell transferred one deferred non-voting share of HK$1.00 in HHI GS Superhighway Co which it held on trust for Hopewell China to Hopewell China at nil consideration.

(v) On 30 June, 2003, Hopewell transferred one deferred non-voting share of HK$1.00 in HHI West HK Co which it held on trust for Hopewell China to Hopewell China at nil consideration.

(vi) On 30 June, 2003, Hopewell Housing Limited transferred one ordinary share of HK$1.00 in HHI West HK Co which it held on trust for Wilberforce to Jetgold (which holds such share on trust for Wilberforce) at nil consideration.

(vii) On 30 June, 2003, Anber transferred one share of par value US$1.00 in Most Top to Jetgold at the Company's direction, 20,000 shares of par value US$1.00 in Yager to the Company and 20,000 shares of par value US$1.00 in Wilberforce to the Company in consideration of the issue and allotment of 3,120,100 Shares to Anber credited as fully paid.

(viii) On 30 June, 2003, HHI GS Superhighway Co allotted and issued for cash at par one ordinary share of HK$1.00 to each of Jetgold and Kingnice, with Jetgold holding its one such share in HHI GS Superhighway Co on trust for Kingnice.

(ix) On 30 June, 2003, special resolutions of shareholders of HHI GS Superhighway Co were passed to convert each of the one ordinary share of HK$1.00 then held by GSSH and by HH Nominees Limited (on trust for GSSH) into deferred non-voting share of HK$1.00.

(x) On 30 June, 2003, in consideration of the Company allotting and issuing 140 Shares to Anber at GSSH's direction, GSSH, in addition to procuring the matters referred to in (viii) and (ix) above, transferred one share of US$1.00 in Fan Wai to Kingnice.

(xi) On 30 June, 2003, Jetgold transferred 500 shares of US$1.00 each in Kingnice to Camweld in consideration of Camweld transferring 500 shares of US$1.00 each in GSSH to Anber at the direction of Jetgold.

Save as aforesaid, there has been no alteration in the share capital of the subsidiaries of the Company within the two years preceding the date of this prospectus.

(f) Repurchase by the Company of its own securities

This section includes the information required by the Stock Exchange to be included in this prospectus concerning the repurchase by the Company of its own securities.

(1) Regulations of the Listing Rules

The Listing Rules permit companies whose primary listing is on the Stock Exchange to repurchase their securities on the Stock Exchange subject to certain restrictions, the most important of which are summarised below:

(a) Shareholders' approval

All repurchases of securities on the Stock Exchange by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of general mandate or by specific approval in relation to specific transactions.

Note: Pursuant to the written resolution of the sole shareholder of the Company passed on 16 July, 2003, a general unconditional mandate (the "Securities Repurchase Mandate") was given to the Directors authorising any repurchase by the Company of Shares on the Stock Exchange or on any other stock exchange recognised by the SFC and the Stock Exchange of (1) such number of Shares as will represent up to 10% of the aggregate of (i) the total nominal value of the share capital of the Company in issue immediately following completion of the Offering, and (ii) the total nominal value of the share capital of the Company which may be issued pursuant to the Over-allotment Option and (2) such number of warrants which carry rights to subscribe for Shares as will represent up to 10% of the number of warrants to be issued following completion of the Offering, at any time until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting is required by the articles of association of the Company or any applicable laws to be held or the passing of an ordinary resolution of shareholders of the Company in general meeting revoking, varying or renewing such mandate, whichever occurs first.

(b) Source of funds

Any repurchases must be financed out of funds legally available for the purpose in accordance with the memorandum and articles of association of the Company and the applicable laws and regulations of the Cayman Islands.

(c) Trading restrictions

A company is authorised to repurchase on the Stock Exchange or on any other stock exchange recognised by the SFC and the Stock Exchange the total number of shares which represent up to a maximum of 10% of the aggregate nominal value of the existing issued share capital of that company or warrants to subscribe for shares in the company representing up to 10% of the amount of warrants then outstanding at the date of the passing of the relevant resolution granting the repurchase mandate. A company may not issue or announce an issue of new securities of the type that have been repurchased for a period of 30 days immediately following a repurchase of securities (except pursuant to the exercise of share options or similar instruments requiring the company to issue securities which were outstanding prior to the repurchase) without the prior approval of the Stock Exchange. In addition, all securities repurchased on the Stock Exchange in any given calendar month are limited to a maximum of 25% of the trading volume of such securities as stated in the Stock Exchange daily quotation sheets in the immediately preceding calendar month. A company is also prohibited from making securities repurchases on the Stock Exchange if the result of the repurchases would be that the number of the listed securities in public hands would fall below the relevant prescribed minimum percentage as required by the Stock Exchange, which is currently 25% in the case of the Company. A company shall procure that any broker appointed by it to effect the purchase of securities shall disclose to the Stock Exchange such information with respect to purchases made on behalf of the Company as the Stock Exchange may request.

(d) Status of repurchased securities

The listing of all repurchased securities (whether on the Stock Exchange or otherwise) is automatically cancelled and the relevant certificates must be cancelled upon repurchase and destroyed as soon as reasonably practicable following settlement of any such repurchase. Under Cayman Islands law, a company's repurchased shares shall be treated as cancelled and the amount of the company's issued share capital shall be reduced by the aggregate nominal value of the repurchased shares accordingly although the authorised share capital of the company will not be reduced.

(e) Suspension of repurchase

Any securities repurchase programme is required to be suspended after a price-sensitive development has occurred or has been the subject of a decision until such time as the price-sensitive information has been publicly announced. In particular, during the period of one month immediately preceding either the preliminary announcement of a company's annual results or the publication of the company's interim report, a company may not purchase its securities on the Stock Exchange unless the circumstances are exceptional. In addition, the Stock Exchange may prohibit repurchases of securities on the Stock Exchange if a company has breached the Listing Rules.

(f) Reporting requirements

Repurchases of securities on the Stock Exchange or otherwise must be reported to the Stock Exchange in the prescribed form not later than 30 minutes before the earlier of the commencement of the morning trading session or any pre-opening session on the business day following any day on which the issuer makes a repurchase of shares. In addition, a company's annual report and accounts are required to disclose details regarding securities repurchases made during the financial year under review, including the number of securities repurchased each month (whether on the Stock Exchange or otherwise), the purchase price per share or the highest and lowest prices paid for all such repurchases and the aggregate prices paid. The directors' report is also required to include reference to the purchases made during the year and the directors' reasons for making such purchases.

(g) Connected parties

A company is prohibited from knowingly repurchasing securities of the company on the Stock Exchange from a connected person (as defined under the Listing Rules), and a connected person shall not knowingly sell his securities in the company to the company on the Stock Exchange.

(2) Exercise of the Securities Repurchase Mandate

Exercise in full of the Securities Repurchase Mandate, on the basis of 2,880,000,000 Shares and not more than 87,534,002 Warrants in issue immediately after completion of the Offering (but taking no account of any Shares and Warrants which may be issued upon the exercise of the Over-allotment Option) and on the basis of 2,988,000,000 Shares and not more than 87,534,002 Warrants in issue immediately after completion of the Offering and upon exercise of the Over-allotment Option in full, could accordingly result in up to 288,000,000 Shares and not more than 8,753,400 Warrants, and 298,800,000 Shares and not more than 8,753,400 Warrants, respectively which are fully paid being repurchased by the Company during the period until (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company and applicable laws to be held; or (iii) the revocation, variation or renewal of the Securities Repurchase Mandate by ordinary resolution of the shareholders of the Company in general meeting, whichever occurs first.

(3) Reasons for repurchases

Repurchases of Shares or warrants will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders. Such repurchases may, depending on market conditions and funding arrangements at that time, lead to an enhancement of the net asset value of the Company and/or its earnings per Share.

(4) Funding of repurchases

In repurchasing securities, the Company may only apply funds legally available for such purpose in accordance with the memorandum of association, the articles of association of the Company and the applicable laws and regulations of the Cayman Islands. Pursuant to the Securities Repurchase Mandate, repurchases will be made out of funds of the Company legally permitted to be utilised in this connection, including profits of the Company or out of a fresh issue of Shares made for the purpose of the repurchase or, if authorised by the articles of association of the Company and subject to the Companies Law, out of capital and, in the case of any premium payable on the repurchase, out of the profits of the Company or from sums standing to the credit of the share premium account of the Company or, if authorised by the articles of association of the Company and subject to the Companies Law, out of capital of the Company. The Company may not repurchase securities on the Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Stock Exchange from time to time.

(5) General

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in this prospectus) in the event that the Securities Repurchase Mandate is exercised in full. However, the Directors do not propose to exercise the Securities Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or on its gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Securities Repurchase Mandate only in accordance with the Listing Rules, the memorandum of association, the articles of association of the Company and the applicable laws and regulations of the Cayman Islands.

None of the Directors nor, to the best of their knowledge, having made all reasonable enquiries, any of their respective associates (as defined in the Listing Rules), has any present intention, if the Securities Repurchase Mandate is approved by the Shareholder, to sell any Shares or Warrants to the Company or its subsidiaries.

No repurchase of Shares has been made by the Company since its incorporation.

No connected person (as defined in the Listing Rules) of the Company has notified the Company that he has a present intention to sell any Shares or Warrants to the Company or has undertaken not to do so, if the Securities Repurchase Mandate is exercised.

If as a result of a repurchase of Shares, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Hong Kong Code on Takeovers and Mergers (the "Code"). As a result, a Shareholder, or a group of Shareholders acting in concert (within the meaning under the Code), depending on the level of increase in the interest of the Shareholder(s), could obtain or consolidate control of the Company and become(s) obliged to make a mandatory offer in accordance with Rule 26 of the Code. Save as aforesaid, the Directors are not aware of any other consequence under the Code as a result of a repurchase of Shares made immediately after the listing of the Shares.

II. FURTHER INFORMATION ABOUT THE BUSINESS OF THE GROUP

(a) Summary of material contracts

The following contracts (not being contracts in the ordinary course of business) have been entered into by members of the Group within the two years preceding the date of this prospectus and are or may be material:

(i) a deed of novation dated 30 June, 2003 entered into between Anber, Camweld, GSSH, Jetgold and Kingnice under which Anber and GSSH novated to Jetgold and Kingnice respectively their respective rights and obligations under the equalisation agreement dated 28 December, 1994 between Hopewell China, Camweld and GSSH (as amended by a novation agreement dated 17 July, 1997 between Hopewell China, Camweld, GSSH and Anber), being the deed of novation referred to under the sub-paragraph headed "Corporate Reorganisation" under the paragraph headed "Further Information about the Company" in this Appendix;

(ii) a deed of sale and purchase dated 30 June, 2003 entered into between the Company and Anber whereby the Company acquired the entire issued share capital of Yager and Wilberforce and Anber transferred the entire issued share capital of Most Top to Jetgold at the Company's direction, in consideration of the issue and allotment of 3,120,100 Shares to Anber, being the deed of sale and purchase referred to under the sub-paragraph headed "Corporate Reorganisation" under the paragraph headed "Further Information about the Company" in this Appendix;

(iii) an agreement dated 30 June, 2003 entered into between GSSH and the Company under which GSSH agreed to (i) procure the allotment and issue of two new ordinary shares in HHI GS Superhighway Co to Kingnice and its nominee and the conversion of the ordinary shares in HHI GS Superhighway Co beneficially held by it into deferred non-voting shares, and (ii) transfer its one share in Fan Wai to Kingnice, in consideration of the Company agreeing to issue and allot 140 Shares to Anber at GSSH's direction, being the agreement referred to under the sub-paragraph headed "Corporate Reorganisation" under the paragraph headed "Further information about the Company" in this Appendix;

(iv) a sale and purchase agreement dated 30 June, 2003 entered into between Camweld and Jetgold under which Jetgold transferred 500 shares in Kingnice to Camweld in consideration of Camweld transferring 500 shares in GSSH to Anber at the direction of Jetgold;

(v) a capitalisation agreement dated 23 July, 2003 entered into between Anber and the Company under which the Company allotted and issued 2,156,879,750 Shares to Anber credited as fully paid on capitalisation of an amount of HK$4,500,000,000 then owing by the Company to Anber, being the capitalisation agreement referred to under the sub-paragraph headed "Corporate Reorganisation" under the paragraph headed "Further information about the Company" in this Appendix;

(vi) the Public Offer Underwriting Agreement;

(vii) a deed of indemnity dated 25 July, 2003 entered into between Hopewell, Anber and the Company for itself and as trustee for its subsidiaries and the JV Enterprises, under which Hopewell and Anber have given certain indemnities in favour of the Group containing, among other things, the indemnities referred to in the sub-paragraph headed "Estate duty and tax indemnity" under the paragraph headed "Other Information" in this Appendix;

(viii) a deed of undertaking dated 25 July, 2003 entered into between the Company, Hopewell and Citigroup relating to certain undertakings relating to, among others, restrictions on issue and disposal of shares;

(ix) a non-compete undertaking dated 25 July, 2003 given by Hopewell in favour of the Company under which Hopewell has undertaken not to engage in investment in toll road projects in the PRC subject to certain exceptions, being the non-compete undertaking referred to under the section headed "Relationship with the Hopewell Group — General"; and

(x) a deed of indemnity dated 25 July, 2003 given by Hopewell in favour of the Company under which Hopewell has agreed to indemnify the Company against any liabilities and penalties imposed on the Group if the Ring Road JV is unable to obtain the outstanding land use rights certificates for the Guangzhou section of the Guangzhou E-S-W Ring Road after having taken all necessary actions to obtain them (such actions include but are not limited to paying all fees, charges, premiums and costs, and incurring all expenses, which are necessary for obtaining the certificates).

(b) Intellectual property

The Group is the registrant of the following domain name:

Domain name	Registration date	Expiry date
hopewellhighway.com	9 July, 2003	11 April, 2011

(c) The JV Enterprises

All of the Group's three existing projects are joint ventures established (or to be established in the case of Phase 1 West JV) according to applicable PRC laws governing Sino-foreign co-operative joint ventures, a summary of which are set out in the following table:

	GS Superhighway JV	Ring Road JV	Phase 1 West JV
Date of establishment	27 April, 1988	26 December, 1992	In the process of being established
Approval requirements	Certificate of Approval for its establishment as a Sino-foreign co-operative joint venture was issued by Guangdong Provincial Government on 25 April, 1988	Certificate of Approval for its establishment as a Sino-foreign co-operative joint venture was issued by Guangzhou Municipal Government on 24 December, 1992	Final approval is in the process of being obtained
	Business Licence was issued by PRC Industrial and Commercial Administrative Bureau on 27 April, 1988	Business Licence was issued by PRC Industrial and Commercial Administrative Bureau on 26 December, 1992	
Total investment	RMB12,217 million (total cost of construction as audited by Guangdong Provincial Audit Bureau)	RMB4,500 million	RMB1,680 million (approved by the Guangdong Provincial Development Planning Committee)
Registered capital	RMB471 million (equivalent to HK$702 million) fully paid and verified on 12 December, 1991	US$55 million fully paid and verified on 23 March, 1995	Approved to be not less than 35% of the total investment i.e. RMB588 million and yet to be paid
Concession period	30 years from 1 July, 1997	30 years from 1 January, 2002	30 years from date of establishment (expected in 2003)
Scope of business activities	To plan, design, construct, operate and manage the GS Superhighway Project and various facilities along the route of the GS Superhighway, including, cafeterias, advertisements, public bus services, car parks, refueling stations, motor vehicle repair centres, stations for passenger and goods vehicles and retail sales	To plan, design, construct, operate and manage the Guangzhou E-S-W Ring Road Project and various facilities along the route of the Guangzhou E-S-W Ring Road as provided in the Ring Road JV Contract	Subject to the final approval, the scope of business activities is to invest, plan, design, construct and operate Phase 1 West

III. FURTHER INFORMATION ABOUT DIRECTORS, SENIOR MANAGEMENT AND STAFF

(a) Directors

(1) Disclosure of Interests

(a) Immediately following completion of the Offering and taking no account of Shares which may be taken up pursuant to the Offering and the Shares to be issued pursuant to the exercise of the Over-allotment Option, the interests and short positions of the Directors and chief executives of the Company in the share capital, underlying Shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which will have to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken, or deemed to have taken under such provisions) once the Shares are listed, or will be required, pursuant to section 352 of the SFO, to be entered in the register required to be kept therein once the Shares are listed, or will be required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules to be notified to the Company and the Stock Exchange once the Shares are listed, will be as follows:

(i) Beneficial interests and short positions in Hopewell Shares as at the Latest Practicable Date[i]

Name of Director	Personal	Family	Corporate[ii]	Other	Total
Gordon Ying Sheung WU .	62,494,032	21,910,000[iii]	111,250,000[iv]	30,680,000	226,334,032
Eddie Ping Chang HO	19,360,000	246,000	2,050,000	—	21,656,000
Thomas Jefferson WU	24,350,000	—	820,000	—	25,170,000
Kojiro NAKAHARA	10,671	—	—	—	10,671
Leo Kwok Kee LEUNG.....	10,000	—	—	—	10,000

Notes:

(i) These interests do not include those in underlying shares of equity derivatives of Hopewell. These interests need to be aggregated with those set out in sub-paragraph (ii) below (if applicable) to give the total interests in Hopewell beneficially owned by the Directors.

All interests in the Hopewell Shares are long positions. None of the Directors or chief executives held any short position in the Hopewell Shares.

(ii) These Hopewell Shares were beneficially owned by a company in which the relevant Director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(iii) The family interests of 21,910,000 Hopewell Shares represent the interests of Lady Ivy Sau Ping KWOK WU, the wife of Sir Gordon Ying Sheung WU.

(iv) The corporate interests of 111,250,000 Hopewell Shares represent the interests of Sir Gordon Ying Sheung WU and Lady Ivy Sau Ping KWOK WU held through corporations. This figure includes 61,190,000 Hopewell Shares held by Lady Ivy Sau Ping KWOK WU through corporations.

(ii) Beneficial interests and short positions in underlying shares of equity derivatives of associated corporations

As at the Latest Practicable Date, the following Directors held outstanding share options granted under the share option scheme adopted by Hopewell on 11 October, 1994 entitling them to subscribe for such number of Hopewell Shares as set out below:

Name of Director	Date of Grant	Number of share options outstanding with exercise price per Hopewell Share of HK$6.15	Period during which share options are exercisable
Thomas Jefferson WU	3 April, 2002	2,500,000	3 October, 2002 to 2 October, 2005
Alan Chi Hung CHAN	2 April, 2002	1,000,000	2 October, 2002 to 1 October, 2005
Cheng Hui JIA	2 April, 2002	800,000	2 October, 2002 to 1 October, 2005

Note: None of the Directors or chief executives held any short position in underlying shares of equity derivatives of associated corporations.

(iii) Beneficial interests in debentures in associated corporations

As at the Latest Practicable Date:

(1) the 9⅞% Notes due 2004 for a face amount of US$4,850,000 issued by GSSH was beneficially owned by companies in which Mr. Thomas Jefferson WU was entitled to exercise one-third or more of the voting power at its general meeting; and

(2) the 9⅞% Notes due 2004 for a face amount of US$400,000 issued by GSSH was beneficially owned by Mr. Lee Yick NAM.

(iv) Beneficial interests and short positions in underlying shares of equity derivatives of the Company

The following Directors will have the following beneficial interests in the following approximate number of Warrants to be distributed to Qualifying Hopewell Shareholders as a result of their interests in Hopewell Shares set out in sub-paragraph (i) above:

Name of Director	Personal	Family	Corporate(ii)	Other	Total
Gordon Ying Sheung WU....	6,249,401	2,191,000(iii)	11,124,999(iv)	3,068,000	22,633,400
Eddie Ping Chang HO.........	1,936,000	24,600	205,000	—	2,165,600
Thomas Jefferson WU.........	2,435,000	—	82,000	—	2,517,000
Kojiro NAKAHARA...........	1,067	—	—	—	1,067
Leo Kwok Kee LEUNG......	1,000	—	—	—	1,000

Notes:

(i) All interests in the Warrants will be long positions. None of the Directors or chief executives will hold any short position in the Warrants then.

(ii) These Warrants will be beneficially owned by a company in which the relevant Director will be deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(iii) The family interests of 2,191,000 Warrants represent the interests of Lady Ivy Sau Ping KWOK WU, the wife of Sir Gordon Ying Sheung WU.

(iv) The corporate interests of 11,125,000 Warrants represent the interests of Sir Gordon Ying Sheung WU and Lady Ivy Sau Ping KWOK WU held through corporations. This figure includes 6,119,000 Warrants held by Lady Ivy Sau Ping KWOK WU through corporations.

(b) Immediately following completion of the Offering, in addition to the interests disclosed under paragraph (a) above, so far as the Directors are aware and taking no account of Shares which may be taken up pursuant to the Offering, and the Shares to be issued pursuant to the exercise of the Over-allotment Option, the persons who will be interested or deemed to be interested under Part XV of the SFO in 10% or more of the Shares then in issue, or who have interests or short positions in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, will be as follows:

(i) Anber. Anber will hold 2,160,000,000 Shares, representing approximately 75% of the issued share capital of the Company.

(ii) Delta Roads Limited ("Delta Roads"). As Anber is wholly-owned by Delta Roads, Delta Roads will be deemed to be interested in the same block of 2,160,000,000 Shares, representing approximately 75% of the issued share capital of the Company, under Part XV of the SFO.

(iii) Dover Hills Investments Limited ("Dover Hills"). As Delta Roads is wholly-owned by Dover Hills, Dover Hills will be deemed to be interested in the same block of 2,160,000,000 Shares, representing approximately 75% of the issued share capital of the Company, under Part XV of the SFO.

(iv) Supreme Choice Investments Limited ("Supreme Choice"). As Dover Hills is wholly-owned by Supreme Choice, Supreme Choice will be deemed to be interested in the same block of 2,160,000,000 Shares, representing approximately 75% of the issued share capital of the Company, under Part XV of the SFO.

(v) Hopewell. As Supreme Choice is wholly-owned by Hopewell, Hopewell will be deemed to be interested in the same block of 2,160,000,000 Shares, representing approximately 75% of the issued share capital of the Company, under Part XV of the SFO.

(c) Save as disclosed herein but taking no account of any Shares which may be taken up under the Offering, and the Shares to be issued pursuant to the exercise of the Over-allotment Option, the Directors are not aware of any person who will immediately following completion of the Offering be directly or indirectly interested in 10% or more of the Shares then in issue or equity interest in any member of the Group representing 10% or more of the equity interest in such company.

(d) Each of Sir Gordon Ying Sheung WU, Mr. Eddie Ping Chang HO, Mr. Thomas Jefferson WU, Mr. Alan Chi Hung CHAN and Mr. Lijia HUANG, by virtue of his directorship (or then directorship) of Hopewell, the intermediate holding companies of the Company and/or other companies in the Hopewell Group involved in the Reorganisation, is or may be considered to be interested in the steps of Reorganisation and in related transactions and arrangements.

(e) Each of Sir Gordon Ying Sheung WU, Mr. Eddie Ping Chang HO, Mr. Thomas Jefferson WU, Mr. Alan Chi Hung CHAN, Ir. Leo Kwok Kee LEUNG, Mr. Cheng Hui JIA and Mr. Kojiro NAKAHARA, by virtue of his interests in Hopewell Shares, is or may be considered to be interested in the steps of Reorganisation and in related transactions and arrangements.

(2) Directors' remuneration

(i) Approximately HK$3,381,820 was paid to the Directors by the Group as remuneration in respect of the financial year ended 30 June, 2002.

(ii) Approximately HK$2,682,000 as remuneration is estimated to be paid to the Directors (HK$1,818,000 to Mr. Alan Chi Hung CHAN, HK$169,000 to Mr. Lijia HUANG and HK$695,000 to Mr. Cheng Hui JIA) by the Group in respect of the financial year ended 30 June, 2003.

(iii) Save as disclosed in Appendix I, no Director received any remuneration or benefits in kind from the Group for the financial year ended 30 June, 2002 and the ten months ended 30 April, 2003.

(iv) Under the arrangements currently proposed, conditional upon the listing of the Shares on the Stock Exchange, the annual remuneration (excluding any discretionary bonus which may be paid) payable by the Company and its subsidiaries to the Directors commencing on or about the Listing Date will be as follows:

	HK$ (rounded to the nearest thousand)
Sir Gordon Ying Sheung WU	3,260,000
Mr. Eddie Ping Chang HO	2,500,000
Mr. Thomas Jefferson WU	1,906,000
Mr. Alan Chi Hung CHAN	1,906,000
Ir. Leo Kwok Kee LEUNG	1,737,000
Mr. Lijia HUANG	590,000
Mr. Cheng Hui JIA	1,012,000
Mr. Christopher Shih Ming IP	1,672,000
Mr. Lee Yick NAM	100,000
Mr. Gordon YEN	100,000
Mr. Kojiro NAKAHARA	100,000
Mr. Philip Tsung Cheng FEI	100,000

(b) Related party transaction

The Group entered into the related party transactions within the two years immediately preceding the date of this prospectus as mentioned in note 30 of section A of the Accountants' Report set out in Appendix I and the paragraph headed "Connected Transactions" in the section headed "Relationship with the Hopewell Group" in this prospectus.

(c) Disclaimers

Save as disclosed herein:

(1) none of the Directors nor any of the persons whose names are listed in the paragraph headed "Consent of experts" under the section headed "Other Information" in this Appendix is interested in the promotion of the Company, or in any assets which have within the two years immediately preceding the issue of this prospectus been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group;

(2) none of the Directors nor any of the persons whose names are listed in the paragraph headed "Consents of experts" under the section headed "Other Information" in this Appendix is materially interested in any contract or arrangement subsisting at the date of this prospectus which is significant in relation to the business of the Group;

(3) none of the persons whose names are listed in the paragraph headed "Consents of experts" under the section headed "Other Information" in this Appendix has any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group;

(4) none of the Directors has entered or has proposed to enter into any service agreements with the Company or any members of the Group (other than contracts expiring or determinable by the employer within one year without payment of compensation other than statutory compensation);

(5) no cash, securities or other benefit has been paid, allotted or given within the two years preceding the date of this prospectus to any promoter of the Company nor is any such cash, securities or benefit intended to be paid, allotted or given on the basis of the Offering or related transaction as mentioned in this prospectus;

(6) so far as is known to the Directors, none of the Directors, their respective associates (as defined in the Listing Rules) or Shareholders who are interested in 5% or more of the issued share capital of the Company have any interests in the five largest customers or the five largest suppliers of the Group; and

IV SHARE OPTION SCHEME

The following is a summary of the principal terms of the Share Option Scheme approved by the written resolutions of the sole shareholder of the Company passed on 16 July, 2003 and approved by shareholders of Hopewell at an extraordinary general meeting of Hopewell held on 16 July, 2003:

(A) The purpose of the Share Option Scheme is to provide the Company with a flexible means of giving incentive to, rewarding, remunerating, compensating and/or providing benefits to the Participants (as defined in paragraph (C) below) and for such other purposes as the board of Directors may approve from time to time.

(B) The Share Option Scheme is conditional upon (i) the passing of an ordinary resolution approving the adoption of the Share Option Scheme by the sole shareholder of the Company and authorising the Directors to grant rights to subscribe for Shares pursuant to the terms of the Share Option Scheme ("Options"), to subscribe for Shares thereunder and to allot and issue the Shares pursuant to the exercise of any Options granted under the Share Option Scheme; (ii) the approval of the Share Option Scheme by the shareholders of Hopewell in general meeting; (iii) the obligations of the Underwriters under the Underwriting Agreements becoming unconditional (including, if relevant, as a result of the waiver of any condition(s) by the Underwriters) and not being terminated in accordance with the terms of the Underwriting Agreements or otherwise; (iv) the Listing Committee granting approval of the listing of, and permission to deal in (1) the Shares in issue and to be issued as mentioned in this prospectus and (2) any Shares to be issued pursuant to the exercise of Options under the Share Option Scheme; and (v) the commencement of dealings in the Shares on the Stock Exchange. If the above conditions are not satisfied on or before the date which is 90 days after the date of this prospectus, the Share Option Scheme shall forthwith determine and no person shall be entitled to any rights or benefits or be under any obligations under or in respect of the Share Option Scheme.

(C) The board of Directors may, at its discretion, invite (i) any executive or non-executive directors including independent non-executive directors or any employees (whether full-time or part-time) of each member of the Group; (ii) any discretionary objects of a discretionary trust established by any employees, executive or non-executive directors of each member of the Group; (iii) any consultants, professional and other advisers to each member of the Group

(or persons, firms or companies proposed to be appointed for providing such services); (iv) any chief executives or substantial shareholders of the Company; (v) any Associates of director, chief executive or substantial shareholder of the Company; and (vi) any employees (whether full-time or part-time) of substantial shareholder of the Company (provided that the board of Directors may have absolute discretion to determine whether or not one falls within the above categories) ("Participants") to take up Options. In determining the basis of eligibility of each Participant, the board of Directors would take into account such factors as the board of Directors may at its discretion consider appropriate. No offer of the grant of an Option shall be made after a price sensitive event has occurred or a price sensitive matter has been the subject of a decision, until such price sensitive information has been published pursuant to the requirements of the Listing Rules. In particular, during the period commencing one month immediately preceding the earlier of (i) the date of the meeting of the board of Directors (as such date is first notified by the Company to the Stock Exchange in accordance with the Listing Rules) for the approval of the Company's interim or annual results; and (ii) the deadline for the Company to publish its interim or annual results announcement under the Listing Rules, and ending on the date of the results announcement, no Option may be granted.

(D) Offer of an Option ("Offer") shall be deemed to have been accepted by any Participant who accepts an Offer in accordance with the terms of the Share Option Scheme or (where the context so permits) the legal personal representative(s) entitled to any such Option in consequence of the death of the original grantee ("Grantee") and the Option to which the Offer relates shall be deemed to have been granted and to have taken effect when the duplicate of the offer letter comprising acceptance of the Option duly signed by the Grantee together with a remittance in favour of the Company of HK$1.00 by way of consideration for the granting thereof is received by the Company within 28 days from the date of the Offer. Such remittance shall in no circumstances be refundable. The subscription price for the Shares is calculated in accordance with paragraph (E) below.

(E) The subscription price for the Shares under the Share Option Scheme will be at least the highest of (i) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the date on which an Offer is accepted by the Grantee (or, if such date is not a Business Day, the next following Business Day, "Grant Date"); (ii) a price being the average of the closing prices of the Shares as stated in the Stock Exchange's daily quotations sheets for the 5 Business Days immediately preceding the Grant Date (provided that the new issue price shall be used as the closing price for any Business Day falling within the period before listing of the Shares where the Company has been listed for less than 5 Business Days as at the Grant Date); and (iii) the nominal value of the Share.

(F) (i) The total number of Shares which may be issued upon exercise of all options to be granted under the Share Option Scheme and any other share option scheme of the Company shall not in aggregate exceed 10% of the total number of Shares in issue immediately following completion of the Offering (i.e. 288,000,000 Shares), unless the Company obtains a fresh approval from the Shareholders pursuant to (ii) below.

(ii) Subject to (iv) below, the Company may seek approval of its shareholders in general meeting for refreshing the 10% limit set out in (i) above such that the total number of Shares which may be issued upon exercise of all options to be granted under the Share Option Scheme and any other share option schemes of the Company under the limit as refreshed shall not exceed 10% of the total number of Shares in issue as at the date of approval to refresh such limit. Options previously granted under the Share Option Scheme and any other share option schemes (including those outstanding, cancelled,

lapsed in accordance with the Share Option Scheme or any other share option schemes or exercised options) will not be counted for the purpose of calculating such limit as refreshed. In such a case, the Company shall send a circular to its shareholders containing the information required under the Listing Rules.

(iii) Subject to (iv) below, the Company may seek separate approval by its shareholders in general meeting for granting Options beyond the 10% limit provided the Options in excess of such limit are granted only to Participants specifically identified by the Company before such approval is sought. In such a case, the Company shall send a circular to its shareholders containing the information required under the Listing Rules.

(iv) Notwithstanding any other provisions of the Share Option Scheme, the maximum number of the Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other share option schemes of the Company shall not exceed 30% of the total number of Shares in issue from time to time. No options may be granted under the Share Option Scheme and any other share option schemes of the Company if this will result in such limit being exceeded.

(G) Subject to the provisions of the Share Option Scheme and the Listing Rules, the board of Directors may when making an offer of grant of an Option impose any conditions, restrictions or limitations in relation thereto as it may at its absolute discretion think fit.

(H) (i) The maximum entitlement for any one Participant is that the total number of the Shares issued and to be issued upon exercise of the Options granted to each Participant (including both exercised and outstanding Options) in any 12-month period shall not exceed 1% of the total number of Shares in issue.

(ii) Any further grant of Options to a Participant which would result in the Shares issued and to be issued upon exercise of all options granted and to be granted to such Participant under the Share Option Scheme and any other share option schemes of the Company (including exercised, cancelled and outstanding options) in the 12-month period up to and including the date of such further grant representing in aggregate over 1% of the Shares in issue shall be subject to the Shareholders' approval in general meeting with such Participant and his Associates abstaining from voting. The number of Shares subject to the Options to be granted and the terms of the Options to be granted to such Participants shall be fixed before the Shareholders' approval and the date of the meeting of the board of Directors for proposing such further grant should be taken as the date of grant for the purpose of calculating the subscription price. In such a case, the Company shall send a circular to its shareholders containing the information required under the Listing Rules.

(I) (i) Any grant of Options to a Participant who is a director, chief executive or substantial shareholder (all with the meaning as ascribed under the Listing Rules) of the Company or their respective Associates must be approved by the independent non-executive directors of the Company (excluding independent non-executive director who is the Grantee).

(ii) Where the board of Directors proposes to grant any Option to a Participant who is a substantial shareholder (with the meaning as ascribed under the Listing Rules) or an independent non-executive director, or any of their respective Associates would result in the Shares issued and to be issued upon exercise of all options already granted and to be

granted under the Share Option Scheme and any other share option schemes of the Company (including options exercised, cancelled and outstanding) to him in the 12-month period up to and including the date of such grant:

(1) representing in aggregate more than 0.1% of the total number of Shares in issue; and

(2) having an aggregate value, based on the closing price of the Shares at the date of each grant, in excess of HK$5,000,000,

such proposed grant of Options must be approved by the Shareholders in general meeting. In such a case, the Company shall send a circular to the Shareholders containing all those terms as required under the Listing Rules. All connected persons of the Company must abstain from voting at such general meeting (except that any connected person may vote against the relevant resolution provided that his intention to do so has been stated in the circular). Any vote taken at the meeting to approve the grant of such Options must be taken on a poll.

(J) An Option may be exercised in accordance with the terms of the Share Option Scheme at any time during the period to be determined by the board of Directors at its absolute discretion and notified by the board of Directors to each Grantee as being the period during which an Option may be exercised and in any event, such period shall not be longer than 10 years from the date upon which any particular Option is granted in accordance with the Share Option Scheme ("Option Period"). Subject to paragraphs (T) to (V) below, an Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the expiry of the Option Period.

(K) Unless otherwise determined by the board of Directors and specified in the offer letter to be given to the Participant at the time of the offer of the Option, there is neither any performance target that needs to be achieved by the Grantee before an Option can be exercised nor any minimum period for which an Option must be held before the Option can be exercised.

(L) An Option shall be personal to the Grantee and shall not be assignable and no Grantee shall in any way sell, transfer, charge, mortgage, encumber or create any interests in favour of any third party over or in relation to any Option. Subject to the above, an Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the date on which a Grantee commits a breach of the foregoing.

(M) If the Grantee ceases to be a Participant for any reason other than on his death or the termination of his employment, directorship, office or appointment on one or more of the grounds specified in paragraph (O) below, the Grantee may exercise the Option up to his entitlement at the date of cessation (to the extent he is entitled to exercise at the date of cessation but not already exercised) within the period of 3 months (or such longer period as the board of Directors may determine) following the date of such cessation, which date shall be the last actual working day with the relevant company whether salary is paid in lieu of notice or not, or the last date of office, appointment or directorship in the relevant company, as the case may be. Subject to the above, an Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the expiry of the period referred to above.

(N) If the Grantee dies before exercising the Option in full and none of the events which would be a ground for termination of his employment, directorship, office or appointment under paragraph (O) below arises, the personal representative(s) of the Grantee shall be entitled to exercise the Option up to the entitlement of such Grantee at the date of death (to the extent not already exercised) within a period of 6 months or such longer period as the board of Directors may determine from the date of death. Subject to the above, an Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the expiry of the period referred to above.

(O) An Option shall lapse automatically (to the extent not already exercised) on the date on which the Grantee ceases to be an employee, director, consultant, professional adviser or chief executive of the relevant company or substantial shareholder of the Company (as the case may be) by reason of the termination of his employment, directorship, office or appointment on the grounds that he has been guilty of misconduct, or appears either to be unable to pay or have no reasonable prospect to pay debts, or has become insolvent, or has made any arrangements or composition with his creditors generally, or has been convicted of any criminal offence involving his integrity or honesty.

(P) In the event a notice is given by the Company to its shareholders to convene a shareholders' meeting for the purposes of considering, and if thought fit, approving a resolution to voluntarily wind-up the Company, other than for the purposes of a reconstruction, amalgamation or scheme of arrangement, the Company shall on the same date as or soon after it despatches such notice to convene the shareholders' meeting, give notice thereof to all Grantees and thereupon, each Grantee (or his legal personal representatives(s)) shall be entitled to exercise all or any of his Option at any time not later than 2 Business Days prior to the proposed general meeting of the Company by giving notice in writing to the Company, accompanied by a payment for the full amount of the aggregate subscription price for the Shares in respect of which the notice is given, whereupon the Company shall as soon as possible and, in any event, no later than the Business Day immediately prior to the date of the proposed general meeting referred to above, allot the relevant Shares to the Grantee credited as fully paid. Subject to the above, an Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the expiry of the period referred to above.

(Q) (i) In the event a general offer by way of take-over is made to all the holders of the Shares (other than by way of scheme of arrangement pursuant to (ii) below) (or all such holders other than the offeror and/or any person controlled by the offeror and/or any person acting in association or concert with the offeror) and if such offer becomes or is declared unconditional prior to the expiry of the relevant Option Period, the Grantee (or his personal representative(s)) may by notice in writing to the Company within 21 days of the notice of the offeror exercise the Option (to the extent which has become exercisable on the date of the notice of the offeror and not already exercised) to its full extent or to the extent specified in such notice.

(ii) If a general offer by way of scheme of arrangement is made to all the holders of Shares and has been approved by the necessary number of holders of the Shares at the requisite meetings, the Grantee (or his personal representative(s)) may thereafter (but only until such time as shall be notified by the Company, after which it shall lapse) exercise the Option (to the extent which has become exercisable and not already exercised) to its full extent or to the extent specified in such notice.

(iii) If a compromise or arrangement between the Company and its shareholders or creditors is proposed for the purposes of or in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company or companies (other than a general offer or a scheme of arrangement contemplated in (ii) above), the Company shall give notice thereof to the Grantee on the same date as it despatches the notice which is sent to each shareholder or creditor of the Company summoning the meeting to consider such a compromise or arrangement, and thereupon the Grantee (or his personal representative(s)) may forthwith and until the expiry of the period commencing with such date and ending with the earlier of two months thereafter and the date on which such compromise or arrangement is sanctioned by the Court, exercise any of his Options (to the extent which has become exercisable and not already exercised) whether in full or in part, but the exercise of an Option as aforesaid shall be conditional upon such compromise or arrangement being sanctioned by the Court and becoming effective.

Upon such compromise or arrangement becoming effective, all Options shall lapse except insofar as previously exercised under the Share Option Scheme. the Company may require the Grantee (or his personal representative(s)) to transfer or otherwise deal with the Shares issued as a result of the exercise of Options in these circumstances so as to place the Grantee in the same position as nearly as would have been the case had such Shares been subject to such compromise or arrangement.

(R) The Shares to be allotted upon the exercise of an Option will be subject to all the provisions of the memorandum and articles of association of the Company for the time being in force and will rank pari passu in all respects with the fully paid Shares in issue on the date of allotment and issue, and accordingly will entitle the holders to participate in all dividends or other distributions paid or made on or after the date of allotment and issue other than any dividend or other distribution previously declared or recommended or resolved to be paid or made if the record date therefor shall be before the date of allotment and issue.

(S) In the event of any alteration in the capital structure of the Company whilst any Option remains exercisable, whether by way of capitalization issue, rights issue, sub-division or consolidation of the Shares or reduction of capital, excluding any alteration in the capital structure of the Company as a result of an issue of Shares as consideration in respect of a transaction to which the Company is a party, such corresponding alterations (if any) certified in writing by an independent financial adviser or the auditors for the time being of the Company to be in their opinion as fair and reasonable will be made in the number of Shares subject to the Options so far as unexercised and/or the subscription price, provided that such alterations shall give a Grantee the same proportion of the issued share capital of the Company as that to which he is previously entitled, but so that no such alteration shall be made the effect of which would enable a the Share to be issued at less than its nominal value.

(T) The Share Option Scheme will remain in force for a period of 10 years commencing on the date on which the Share Option Scheme is conditionally adopted by resolution of the sole shareholder of the Company.

(U) The board of Directors may, with the consent of the relevant Grantee, at any time at its absolute discretion cancel any Option granted but not exercised. An Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the date on which the Option is cancelled by the board of Directors as provided above.

(V) The Company by resolution in general meeting or the board of Directors may at any time terminate the operation of the Share Option Scheme and in such event no further Options will be offered but in all other respects the provisions of the Share Option Scheme shall remain in full force and effect.

(W) The provisions of the Share Option Scheme may be altered in any respect by resolution of the board of Directors except that provisions relating to the class of persons eligible for the grant of Options and all such other matters set out in Rule 17.03 of the Listing Rules cannot be altered to the advantage of the Participants without the prior approval of the Shareholders in general meeting. Any alterations to the terms and conditions of the Share Option Scheme which are of a material nature or any change to the terms of the Options granted must be approved by the Shareholders in general meeting, except where the alterations take effect automatically under the existing terms of the Share Option Scheme.

Application has been made to the Listing Committee for the listing of and permission to deal in the Shares which may be issued pursuant to the exercise of the options granted under the Share Option Scheme and options for up to 288,000,000 Shares may initially be granted under the scheme.

As at the date of this prospectus, no option has been granted or agreed to be granted by the Company under the Share Option Scheme.

V. OTHER INFORMATION

(a) Estate duty and tax indemnity

Hopewell and Anber have pursuant to a deed of indemnity referred to in the section headed "Summary of Material Contracts" in this Appendix, given indemnities to the Group to the extent of the Company's percentage interest in each Indemnified Party (as defined below) in connection with, among others, any taxation which might be payable by any member of the Group, the GS Superhighway JV or the Ring Road JV (each an "Indemnified Party") in respect of any income, profits or gains earned, accrued or received or alleged to have been earned, accrued or received on or before the date on which the Offering becomes unconditional, other than taxation payable by any Indemnified Party chargeable in respect of income, profits or gains made in the ordinary course of its business since 30 April, 2003.

Hopewell and Anber (the "Indemnifying Parties") will however, not be liable under the deed of indemnity for taxation where (1) provision or allowance has been made for such taxation in the audited combined accounts of the Group for the three years ended 30 June, 2002 and the 10 months ended 30 April, 2003 (the "Accounts"); (2) the taxation arises or is incurred as a result of a retrospective change in law or an increase in tax rates coming into force after the date of the deed of indemnity; (3) the taxation or liability would not have arisen but for any act, transaction or omission by any Indemnified Party voluntarily effected after the date of the deed of indemnity outside the ordinary course of business (other than pursuant to a binding commitment existing at the date of the deed of indemnity) without the prior acquiescence of the Indemnifying Parties; and (4) provision or reserve made for such taxation in the Accounts is established to be an over-provision or an excessive reserve.

The Directors have been advised that no material liability for estate duty is likely to fall on the Company or any of its subsidiaries under the laws of the Cayman Islands, the British Virgin Islands or the PRC, being jurisdictions in which one or more of the companies comprising the Group are incorporated.

(b) Litigation

No member of the Group is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened against any member of the Group.

(c) Address for service of process and notices

Mr. Alan Chi Hung CHAN has been nominated as the authorised person to accept service of process and notices of the Company. The address for service of process and notices is Room 64-02, 64th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(d) Sponsor

Citigroup has made an application on behalf of the Company to the Listing Committee of the Stock Exchange for listing of, and permission to deal in, the Shares in issue and Shares and Warrants to be issued as mentioned herein (including any Shares falling to be issued pursuant to the exercise of the Over-allotment Option and pursuant to the exercise of any options granted under the Share Option Scheme).

(e) Preliminary expenses

The preliminary expenses of the Company are estimated to be approximately US$3,000 and are payable by the Company.

(f) Promoter

The promoter of the Company is Hopewell, incorporated on 23 June, 1972 in Hong Kong. As at the Latest Practicable Date, the issued share capital of Hopewell was HK$2,189,955,302.50 divided into 875,982,121 shares of HK$2.50 each which are fully paid or credited as fully paid. Hopewell's current directors, principal bankers and auditors are as follows:

Directors of the promoter

Sir Gordon Ying Sheung WU	Mr. Robert Van Jin NIEN	Mr. Colin Henry WEIR
Mr. Eddie Ping Chang HO	Mr. Guy Man Guy WU	Mr. David Yau-gay LUI
Mr. Josiah Chin Lai KWOK	Lady Ivy Sau Ping KWOK WU	Mr. Carmelo Ka Sze LEE
Mr. Thomas Jefferson WU	Ms. Linda Lai Chuen LOKE	Mr. Albert Kam Yin YEUNG
Mr. Henry Hin Moh LEE	Mr. Lawrence Sai Kit MIAO	Mr. Andy Lee Ming Cheung

Principal bankers of the promoter

Bank of China (Hong Kong) Limited	The Bank of East Asia, Limited
The Hongkong and Shanghai Banking Corporation Limited	BNP Paribas
Industrial and Commercial Bank of China (Asia) Limited	Liu Chong Hing Bank Limited
Citibank, N.A.	Mizuho Corporate Bank, Limited
The Development Bank of Singapore Limited	Tai Fung Bank Limited
Hang Seng Bank Limited	

Auditors of the promoter

Deloitte Touche Tohmatsu

Save as disclosed in this prospectus, within the two years preceding the date of this prospectus, no amount or benefit has been paid or given to the promoter in connection with the Offering or the related transactions described in this prospectus.

(g) Qualifications of experts

The following are the qualifications of the experts who have given opinion or advice which are contained in this prospectus:

Name	Qualification
Citigroup	Registered investment adviser and securities dealer
Deloitte Touche Tohmatsu	Certified public accountants
Parsons Brinckerhoff (Asia) Ltd.	Traffic consultant
FPD	Property valuers and business valuers
Maples and Calder Asia	Cayman Islands attorneys-at-law
Haiwen & Partners	PRC lawyers

(h) Consents of experts

Each of Citigroup, Deloitte Touche Tohmatsu, Parsons Brinckerhoff, FPD, Maples and Calder Asia and Haiwen & Partners has given and has not withdrawn its written consent to the issue of this prospectus with the inclusion of its report and/or letter and/or valuation certificate and/or the references to its name included herein in the form and context in which they are respectively included.

(i) Binding effect

This prospectus shall have the effect, if an application is made in pursuance hereof, of rendering all persons concerned bound by all of the provisions (other than the penal provisions) of sections 44A and 44B of the Companies Ordinance insofar as applicable.

(j) Miscellaneous

(1) Save as disclosed in this prospectus:

(a) within the two years preceding the date of this prospectus, no share or loan capital of the Company or any of its subsidiaries has been issued or agreed to be issued fully or partly paid either for cash or for a consideration other than cash;

(b) no share or loan capital of the Company or any of its subsidiaries is under option or is agreed conditionally or unconditionally to be put under option;

(c) no founders, management or deferred shares of the Company or any of its subsidiaries have been issued or agreed to be issued; and

(d) within the two years preceding the date of this prospectus, no commissions, discounts, brokerages or other special terms have been granted in connection with the issue or sale of any capital of the Company or any of its subsidiaries.

(2) None of Citigroup, Deloitte Touche Tohmatsu, Parsons Brinckerhoff, FPD, Maples and Calder Asia and Haiwen & Partners:

(a) is interested beneficially or non-beneficially in any shares in any member of the Group; or

(b) has any right or option (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for any shares in any member of the Group.

(3) No company within the Group is presently listed on any stock exchange or traded on any trading system.

(4) All necessary arrangements have been made to enable the Shares and the Warrants to be admitted into CCASS for clearing and settlement.

I. DOCUMENTS DELIVERED TO THE REGISTRAR OF COMPANIES

The documents attached to the copy of this prospectus registered by the Registrar of Companies in Hong Kong were copies of the **WHITE**, and **YELLOW** application forms, the written consents referred to under the heading "Consents of experts" in Appendix IX, the statement of adjustments made by Deloitte Touche Tohmatsu in arriving at the figures set out in their accountants' report and giving their reasons therefor, and copies of the material contracts referred to in the paragraph headed "Summary of material contracts" in Appendix IX to this prospectus.

II. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of Woo, Kwan, Lee & Lo, 27th Floor, Jardine House, 1 Connaught Place, Central, Hong Kong during normal business hours up to and including 11 August, 2003:

(a) the memorandum and articles of association of the Company;

(b) the accountants' report on the Group prepared by Deloitte Touche Tohmatsu, the text of which is set out in Appendix I to this prospectus and the related statement of adjustments;

(c) the audited accounts of HHI GS Superhighway Co, HHI Ring Road Co and HHI West HK Co as have been prepared for each of the two financial years ended 30 June, 2001 and 30 June, 2002;

(d) the letters prepared by Deloitte Touche Tohmatsu relating to the profit estimate and the profit forecast, the texts of which are set out in Appendix III to this prospectus;

(e) the letter prepared by Citigroup relating to the profit estimate and the profit forecast, the text of which is set out in Appendix III to this prospectus;

(f) the material contracts referred to in the section headed "Summary of material contracts" in Appendix IX to this prospectus;

(g) the written consents referred to in the section headed "Consents of experts" in Appendix IX to this prospectus;

(h) the rules of the Share Option Scheme;

(i) the letter and valuation certificate prepared by FPD, the texts of which are set out in Appendix IV to this prospectus;

(j) the letter and valuation certificate prepared by FPD, the texts of which are set out in Appendix V to this prospectus;

(k) the letters prepared by Parsons Brinckerhoff, the texts of which are set out in Appendix VI to this prospectus;

(l) a draft, subject to modification, of the instrument constituting the Warrants;

(m) the letter prepared by Maples and Calder Asia summarising certain aspects of Cayman Islands company law referred to in Appendix VIII to this prospectus; and

(n) the Companies Law.

720,000,000 Shares



Hopewell Highway Infrastructure Limited

Ordinary Shares

OFFERING CIRCULAR

1 August, 2003

Global Co-ordinator, Bookrunner and Sponsor

Citigroup

Joint Lead Managers

Citigroup

BOCI Asia Limited

Co-Lead Managers

BNP Paribas Peregrine

Daiwa Securities SMBC Hong Kong

JPMorgan

Morgan Stanley

Co-Managers

CLSA Asia-Pacific Markets

ING Bank N.V.

UOB Asia (Hong Kong) Limited

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and Hong Kong Securities Clearing Company Limited ("HKSCC") take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Unless defined herein, terms in this announcement shall have the same meanings as those defined in the prospectus dated 28 July, 2003 (the "Prospectus") issued by Hopewell Highway Infrastructure Limited.

In connection with the Offering, Citigroup Global Markets Asia Limited ("Citigroup"), on behalf of the International Underwriters, or any person acting for it, may over-allot or effect transactions with a view to supporting the market price of the Shares at a level higher than that which might otherwise prevail for a limited period after the date on which dealings in the Shares on the Stock Exchange first commence (the "Listing Date"). However, there is no obligation on Citigroup or any person acting for it to do this. Such stabilizing action, if taken, may be discontinued at any time, and is required to be brought to an end after a limited period.

In connection with the Offering, the Company intends to grant to Citigroup, on behalf of the International Underwriters, the Over-allotment Option which will be exercisable by Citigroup on behalf of the International Underwriters at any time from the date of the International Underwriting Agreement up to the date which is the 30th day after the last date for lodging application forms under the Public Offer. Pursuant to the Over-allotment Option, the Company may be required to issue and allot at the Offer Price up to an aggregate of 108,000,000 additional Shares, representing 15% of the total number of Shares initially available under the Offering, in connection with over-allocations in the International Offer, if any, and other stabilizing action in respect of the Shares. In the event that the Over-allotment Option is exercised, a press announcement will be made.



Hopewell Highway Infrastructure Limited

合和公路基建有限公司*

(Incorporated in the Cayman Islands with limited liability)

GLOBAL OFFERING

Number of Offer Shares under the Offering	:	720,000,000 Shares (subject to adjustment and the Over-allotment Option)
Number of International Offer Shares	:	648,000,000 Shares (subject to adjustment)
Number of Public Offer Shares	:	72,000,000 Shares (subject to adjustment)
Offer Price	:	not more than HK$4.75 per Share (payable in full on application and subject to refund)
Nominal Value	:	HK$0.10 each
Stock Code	:	737

Global Co-ordinator, Bookrunner and Sponsor


citigroup

Joint Lead Managers


citigroup


BOCI Asia Limited

Co-Lead Managers

BNP Paribas Peregrine | **Daiwa Securities SMBC Hong Kong**
JPMorgan | **Morgan Stanley**

Co-Managers

CLSA Asia-Pacific Markets | **ING Bank N.V.** | **UOB Asia (Hong Kong) Limited**
ICEA Capital Limited | **Kim Eng Securities (Hong Kong) Ltd** | **South China Securities Limited**
Sun Hung Kai International Limited | **VC CEF Capital Limited**

Application has been made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Shares as described in the Prospectus. Dealings in the Shares on the Stock Exchange are expected to commence on Wednesday, 6 August, 2003. Applications for the Public Offer Shares will only be considered on the basis of the terms and conditions set out in the Prospectus and the prescribed **WHITE** or **YELLOW** application forms. All applications of an applicant will be rejected as multiple applications if the applicant (for his/her benefit), or joint applicants together (i) make more than one application on a **WHITE** or **YELLOW** application form or through giving **electronic** application instructions to HKSCC via CCASS (if you are a CCASS Investor Participant or applying through a CCASS Broker or Custodian Participant), (ii) apply on one **WHITE** or **YELLOW** application form or through giving **electronic** application instructions to HKSCC via CCASS (if you are a CCASS Investor Participant or applying through a CCASS Broker or Custodian Participant) for more than 36,000,000 Public Offer Shares, being 50% of the Public Offer Shares initially made available in either pool A or pool B as referred to below, (iii) receive any Shares under the International Offer or (iv) have indicated any interest for any Shares under the International Offer. Applicants for Shares under the Public Offer are required to undertake and confirm that they or the relevant beneficial owner(s) have not applied for or taken up or indicated an interest in or received or been placed or allotted (including conditionally and/or provisionally) and will not apply for or take up or indicate any interest in any Offer Shares in the International Offer nor otherwise participate in the International Offer. Subject to the granting of the listing of, and permission to deal in, the Shares on the Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the Listing Date or any other date as shall be determined by HKSCC. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

The Public Offer is conditional on the conditions set out in the section headed "Structure of the Offering — Conditions of the Public Offer" in the Prospectus. The Offer Price will be not more than HK$4.75 per Offer Share and is expected to be not less than HK$4.10 per Offer Share. Citigroup, on behalf of the Underwriters may, where considered appropriate, with the consent of the Company, reduce the indicative Offer Price range below that stated in the Prospectus at any time prior to the morning of the last day for lodging applications in the Public Offer. In such a case, a notice of the reduction in the indicative Offer Price range will be published in the South China Morning Post (in English), the Hong Kong Economic Journal (in Chinese) and the Hong Kong Economic Times (in Chinese) as soon as possible and in any event not later than the morning of the last day for lodging applications in the Public Offer.

If applications for Public Offer Shares have been submitted prior to the day which is the last day for lodging applications under the Public Offer, then even if the Offer Price range is so reduced such applications cannot be subsequently withdrawn. Investors applying for Public Offer Shares must pay the maximum price of HK$4.75 per Public Offer Share, together with brokerage of 1%, the Stock Exchange trading fee of 0.005%, the SFC transaction levy of 0.005% and an investor compensation levy of 0.002% subject to refund if the final Offer Price determined as described above should be lower than the maximum Offer Price.

If Citigroup (on behalf of the Underwriters) and the Company are unable to reach agreement on the Offer Price, the Offering will not become unconditional and will lapse.

If the Offering does not become unconditional, all application monies received from applicants in the Public Offer will be refunded, without interest, together with brokerage, the Stock Exchange trading fee, the SFC transaction levy and investor compensation levy on the terms set out in the section headed "Structure of the Offering — Price Payable on Application" in the Prospectus.

Under the Public Offer, 72,000,000 Offer Shares will initially be offered to the public in Hong Kong (subject to reallocation). The total number of Offer Shares available under the Public Offer is to be divided equally into two pools for allocation purposes: pool A and pool B. The Offer Shares in pool A will be allocated on an equitable basis to applicants who have applied for Offer Shares with an aggregate subscription price of HK$5 million (excluding the brokerage, the Stock Exchange trading fee, the SFC transaction levy and investor compensation levy payable) or less. The Offer Shares in pool B will be allocated on an equitable basis to applicants who have applied for Offer Shares with an aggregate subscription price of more than HK$5 million (excluding the brokerage, the Stock Exchange trading fee, the SFC transaction levy and investor compensation levy payable) and up to the value of pool B. Applicants should be aware that applications in pool A and applications in pool B may receive different allocation ratios. If the Offer Shares in one (but not both) of the pools are undersubscribed, the surplus Offer Shares will be transferred to the other pool to satisfy demand in that pool and be allocated accordingly. For the purpose of this paragraph only, the "subscription price" for the Offer Shares means the price payable on application therefor (without regard to the Offer Price as finally determined). Applicants can only receive an allocation of the Offer Shares from either pool A or pool B but not from both pools. Multiple or suspected multiple applications and any application for more than 50% of the 72,000,000 Offer Shares initially included in the Public Offer (that is, 36,000,000 Offer Shares) will be rejected.

In order to permit holders of Hopewell Shares to participate directly in the benefit which may accrue from holding interests in the Company's equity share capital (and in recognition of the assured entitlements to which shareholders of Hong Kong listed companies are entitled under the Listing Rules in connection with "spin-off" listings), Qualifying Hopewell Shareholders are to be issued with Warrants, free of consideration, by way of special interim distribution by Hopewell. Qualifying Hopewell Shareholders will receive Warrants in the ratio of 1 Warrant for every whole multiple of 10 Hopewell Shares respectively held by them on Wednesday, 16 July, 2003. No fractional entitlements will be issued.

Applicants who want the allotted Public Offer Shares to be registered in the name of HKSCC Nominees Limited and deposited directly into CCASS for credit to their CCASS investor participant stock accounts or the stock accounts of their designated CCASS participants should (i) complete the **YELLOW** application forms, copies of which, together with copies of the Prospectus, may be obtained during normal business hours from 9:00 a.m. on Monday, 28 July, 2003 to 12:00 noon on Thursday, 31 July, 2003 at the Depository Counter of HKSCC at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong, or the Customer Service Centre of HKSCC at Upper Ground Floor, V-Heun Building, 128-140 Queen's Road Central, Hong Kong, or their brokers, who may have such application forms and English and Chinese Prospectuses available or (ii) give **electronic** application instructions to HKSCC via CCASS (if you are a CCASS Investor Participant or applying through a CCASS Broker or Custodian Participant).

Applicants who want the allotted Public Offer Shares to be registered in their own names should complete and sign the **WHITE** application forms, copies of which, together with copies of the English and Chinese Prospectuses, may be obtained during normal business hours from 9:00 a.m. on Monday, 28 July, 2003 to 12:00 noon on Thursday, 31 July, 2003 from:

Any participant of The Stock Exchange of Hong Kong Limited; or

1. **Citigroup Global Markets Asia Limited**, 20th Floor, Three Exchange Square, 8 Connaught Place, Central, Hong Kong; or

2. **BOCI Asia Limited, 35th Floor, Bank of China Tower**, 1 Garden Road, Central, Hong Kong; or

3. **BNP Paribas Peregrine Capital Limited**, 36th Floor, Asia Pacific Finance Tower, 3 Garden Road, Central, Hong Kong; or

4. **Daiwa Securities SMBC Hong Kong Limited**, Level 26, One Pacific Place, 88 Queensway, Hong Kong; or

5. **J.P. Morgan Securities (Asia Pacific) Limited**, 25th Floor, Chater House, 8 Connaught Road, Central, Hong Kong; or

6. **Morgan Stanley Dean Witter Asia Limited**, 30th Floor, Three Exchange Square, Central, Hong Kong; or

7. **CLSA Limited**, 18th Floor, One Pacific Place, 88 Queensway, Hong Kong; or

8. **ING Bank N.V.**, 39th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong; or

9. **UOB Asia (Hong Kong) Limited**, Suite 601, 6th Floor, Aon China Building, 29 Queen's Road Central, Hong Kong; or

10. **ICEA Capital Limited**, 42nd Floor, Jardine House, 1 Connaught Place, Central, Hong Kong; or

11. **Kim Eng Securities (Hong Kong) Ltd**, Room 1901, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong; or

12. **South China Securities Limited**, 28th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong; or

13. **Sun Hung Kai International Limited**, Level 12, One Pacific Place, 88 Queensway, Hong Kong; or

14. **VC CEF Capital Limited**, 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong;

or any of the following branches of **Bank of China (Hong Kong) Limited**:

Hong Kong Island	**Bank of China Tower Branch**	3/F, 1 Garden Road, Central
	Central District (Wing On House) Branch	71 Des Voeux Road Central
	Wan Chai Branch	395 Hennessy Road, Wan Chai
	North Point Branch	G/F., Roca Centre, 464 King's Road, North Point
	Taikoo Shing Branch	Shop G1012, Yiu Sing Mansion, Taikoo Shing
Kowloon	**Mong Kok (President Commercial Centre) Branch**	608 Nathan Road, Mong Kok
	Tsim Sha Tsui (Houston Centre) Branch	G/F., Houston Centre, 63 Mody Road, Tsim Sha Tsui
	Festival Walk Branch	Unit LG149, Festival Walk, Kowloon Tong
	Whampoa Garden Branch	Shop G8B, Site 1, Whampoa Garden, Hung Hom
	Kowloon Plaza Branch	Unit 1, Kowloon Plaza, 485 Castle Peak Road
	Hoi Yuen Road Branch	55 Hoi Yuen Road, Kwun Tong
New Territories	**Castle Peak Road (Tsuen Wan) Branch**	167 Castle Peak Road, Tsuen Wan
	Lucky Plaza Branch	G/F., Lucky Plaza, Wang Pok Street, Shatin
	East Point City Branch	Shop 187A, East Point City, Tseung Kwan O
	Ma On Shan Centre Branch	Shop A2, G/F Ma On Shan Centre, Sai Sha Road, Ma On Shan
	Castle Peak Road (Yuen Long) Branch	162 Castle Peak Road, Yuen Long

or any the following branches of **The Bank of East Asia, Limited:**

Hong Kong Island	**Kennedy Town Centre Branch**	Shop D, G/F, Kennedy Town Centre, 23 Belcher's Street
	Main Branch	10 Des Voeux Road Central
	Wanchai Branch	314-324 Hennessy Road
Kowloon	**Kwun Tong Branch**	7 Hong Ning Road
	Ma Tau Wei Road Branch	23-27 Ma Tau Wei Road
	Mongkok North Branch	G/F, Foon Shing Building, 732 Nathan Road, Mongkok
	Tsim Sha Tsui Branch	Shop A and B, Milton Mansion, No. 96 Nathan Road
New Territories	**Ha Kwai Chung Branch**	202 Hing Fong Road
	Tai Po Plaza Branch	Units 49-52, Level 1, Tai Po Plaza
	Tuen Mun Branch	Shop No. G16, G/F, Eldo Court Shopping Centre

The **WHITE** and **YELLOW** application forms, completed in all respects, to which cheques or banker's cashier orders should be securely stapled, should be deposited in the special collection boxes provided at any of the branches of Bank of China (Hong Kong) Limited and The Bank of East Asia, Limited referred to above at the following times:

Monday, 28 July, 2003 — 9:00 a.m. to 4:00 p.m.
Tuesday, 29 July, 2003 — 9:00 a.m. to 4:00 p.m.
Wednesday, 30 July, 2003 — 9:00 a.m. to 4:00 p.m.
Thursday, 31 July, 2003 — 9:00 a.m. to 12:00 noon

Applicants can apply for Public Offer Shares by giving **electronic** application instructions to HKSCC as follows:

1. CCASS Investor Participants can give **electronic** application instructions to HKSCC through the CCASS Phone System by calling 2979 7888 or through the CCASS Internet System (https://ip.ccass.com) (using the procedures contained in HKSCC's "An Operating Guide for Investor Participants" in effect from time to time). HKSCC can also input **electronic** application instructions for CCASS Investor Participants on their behalf if they go to the Customer Service Centre of HKSCC at Upper Ground Floor, V-Heun Building, 128-140 Queen's Road Central, Hong Kong and complete an input request form. Prospectuses are also available for collection at the Customer Service Centre of HKSCC; and

2. those who are not CCASS Investor Participants can instruct their brokers or custodians who are CCASS Broker Participants or CCASS Custodian Participants to give **electronic** application instructions to HKSCC via CCASS terminals to apply for Public Offer Shares on their behalf.

CCASS Participants can input **electronic** application instructions at the following times:

Monday, 28 July, 2003 — 9:00 a.m. to 7:00 p.m.
Tuesday, 29 July, 2003 — 9:00 a.m. to 7:00 p.m.
Wednesday, 30 July, 2003 — 9:00 a.m. to 7:00 p.m.
Thursday, 31 July, 2003 — 9:00 a.m. to 12.00 noon

Subject to the terms and conditions set out in the Prospectus and the application forms relating thereto, applications on **WHITE** or **YELLOW** application forms or by giving **electronic** application instructions to HKSCC must be received by 12:00 noon on Thursday, 31 July, 2003 (or such later date as may apply in the case of a tropical cyclone warning signal number 8 or above or a "black" rainstorm warning signal being in force or if there are similar extraneous factors as are acceptable to the Stock Exchange as described in the Prospectus).

Announcement of the Offer Price, the level of indication of interest in the International Offer, the results of applications and basis of allotment of the Public Offer Shares (with successful applicants' identification document numbers) is expected to be published in the South China Morning Post (in English), the Hong Kong Economic Journal (in Chinese) and the Hong Kong Economic Times (in Chinese) on or before Tuesday, 5 August, 2003.

Certificates for Warrants to be issued to the Qualifying Hopewell Shareholders as described in the Prospectus will be despatched on Tuesday, 5 August, 2003 to their addresses as appear on the register of members of Hopewell on Wednesday, 16 July, 2003.

Applicants who have applied for 1,000,000 or more Public Offer Shares using a **WHITE** application form, and have indicated on their application forms that they wish to collect their share certificates and/or refund cheques (if any) in person, may collect their share certificates and/or refund cheques (if any) in person from Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong between 9:00 a.m. and 1:00 p.m. on the date notified by the Company in the South China Morning Post (in English), the Hong Kong Economic Journal (in Chinese) and the Hong Kong Economic Times (in Chinese) as the date of despatch of share certificates and refund cheques, which is expected to be on or before Tuesday, 5 August, 2003, after which the share certificates and/or refund cheques (if any) will be posted to the applicants by ordinary post and at the applicants' own risk to the addresses specified on the relevant application forms.

Applicants who have applied for Public Offer Shares using a **YELLOW** application form or through giving **electronic** application instructions to HKSCC via CCASS (if you are a CCASS Investor Participant or applying through a CCASS Broker or Custodian Participant), and whose applications are wholly or partially successful, will have their share certificates issued in the name of HKSCC Nominees Limited and deposited into CCASS for credit to the applicants' CCASS Investor Participant stock accounts or the stock accounts of their designated CCASS Participants as instructed by them on their **YELLOW** application form or via CCASS, at the close of business on Tuesday, 5 August, 2003, or in the event of a contingency, on any other date as shall be determined by HKSCC or HKSCC Nominees Limited. For applicants who have applied for 1,000,000 or more Public Offer Shares and have indicated on their **YELLOW** application forms that they wish to collect their refund cheques (if any) in person, the procedures set out in the preceding paragraph will apply in

relation to refund cheques. For applicants who have applied for 1,000,000 or more Public Offer Shares and have not indicated on their **YELLOW** application forms that they wish to collect their refund cheques (if any) in person, or have applied for less than 1,000,000 Public Offer Shares, their refund cheques (if any) will be posted to them on the date of despatch of refund cheques, which is expected to be on or before Tuesday, 5 August, 2003, by ordinary post and at the applicants' own risk to the address specified on their **YELLOW** application forms. Applicants applying through their designated CCASS participants (other than CCASS Investor Participants) should check their result of applications with their designated CCASS participants. Applicants applying as CCASS Investor Participants should check the result of their applications in the announcement to be published by the Company or (if they are applying by giving **electronic** application instructions to HKSCC) via the CCASS Phone System or CCASS Internet System on Tuesday, 5 August, 2003.

By order of the Board
Peter Yip Wah LEE
Company Secretary

Hong Kong, Monday, 28 July, 2003

* *for identification purposes only*

Please also refer to the published version of this announcement in South China Morning Post.

Global Offering



Hopewell Highway Infrastructure Limited

(Incorporated in the Cayman Islands with limited liability)

Global Co-ordinator, Bookrunner and Sponsor


citigroup

Joint Lead Managers

citigroup  BOCI Asia Limited



	Length	2003 (up to April)	
		Daily Traffic	Daily Toll (RMB'000)
GS Superhighway	122.8km	164,102	6,075
Guangzhou E-S-W Ring Road	38.0km	38,550	584
Phase 1 West	14.7km	Under Construction	Under Construction

Huizhou
ongguan
Huidong
Huiyang
Shenzhen
S.E.Z.
Hong Kong
S.A.R.
Map of China

PRD Main Highways Map


Guangzhou
Guangzhou
E-S-W Ring Road
GS Superhighway
Foshan
Phase 1 West -
Western Delta Route
Panyu
Gaoming
Shunde
Heshan
Jiangmen
Xinhui
Zhongshan
Zhuhai
S.E.Z.
Macau
S.A.R.
Legend:
HHI's Expressway (In operation)
HHI's Expressway (Under construction)
Other expressways (In operation)
Other expressways (Under construction)
Main roads / Class 1 highways (In operation)
Main roads / Class 1 highways (Under construction)
Municipality
Airport
Port

Hopewell Highway Infrastructure (HHI)

- HHI currently has interests in three toll-expressway projects; the Guangzhou-Shenzhen Superhighway, the Guangzhou E-S-W Ring Road and Phase 1 of the Western Delta Route

合和公路基建

- 合和公路基建現時擁有三項主要收費高速公路項目為廣深高速公路、東南西環高速公路及珠江三角洲西岸幹道一期。


HHI PROJECTS
Guangzhou
Shenzhen
Hong Kong



1

2

1. Guangzhou East-South-West Ring Road
廣州東南西環高速公路

2. Control Centre of the Guangzhou-Shenzhen Superhighway
廣深高速公路控制中心

IMPORTANT

If you are in doubt about this prospectus, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.



Hopewell Highway Infrastructure Limited

合和公路基建有限公司*

(Incorporated in the Cayman Islands with limited liability)

GLOBAL OFFERING

Number of Offer Shares under the Offering	:	**720,000,000 Shares (subject to adjustment and the Over-allotment Option)**
Number of International Offer Shares	:	**648,000,000 Shares (subject to adjustment)**
Number of Public Offer Shares	:	**72,000,000 Shares (subject to adjustment)**
Offer Price	:	**not more than HK$4.75 per Share (payable in full on application and subject to refund)**
Nominal Value	:	**HK$0.10 each**
Stock Code	:	**737**

Global Co-ordinator, Bookrunner and Sponsor



Joint Lead Managers





Co-Lead Managers

BNP Paribas Peregrine
JPMorgan
Daiwa Securities SMBC Hong Kong
Morgan Stanley

Co-Managers

CLSA Asia-Pacific Markets
ING Bank N.V.
UOB Asia (Hong Kong) Limited
ICEA Capital Limited
Kim Eng Securities (Hong Kong) Ltd
South China Securities Limited
Sun Hung Kai International Limited
VC CEF Capital Limited

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this prospectus, make no representation as to its accuracy or completeness, and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus.

A copy of this prospectus, having attached thereto the documents specified in Appendix X under the heading "Documents delivered to the Registrar of Companies", has been registered by the Registrar of Companies in Hong Kong as required by section 342C of the Companies Ordinance of Hong Kong. The Registrar of Companies and the Securities and Futures Commission in Hong Kong take no responsibility for the contents of this prospectus or any other document referred to above.

The Warrants are not being extended to Hopewell Shareholders whose registered addresses on the Record Date are outside Hong Kong. The receipt, resale, transfer and exercise of the Warrants, and the sale and transfer of Shares issued on exercise of the Warrants, within the United States or by U.S. persons (as such term is defined in Regulation S) are subject to and permitted only in accordance with certain restrictions.

The Offer Price is expected to be fixed by agreement between Citigroup, on behalf of the Underwriters, and the Company on the Price Determination Date, when market demand for the Offer Shares will be determined. The Price Determination Date is expected to be on or about 31 July, 2003 and, in any event, no later than 3 August, 2003.

The Offer Price will be not more than HK$4.75 per Offer Share and is expected to be not less than HK$4.10 per Offer Share. Citigroup on behalf of the Underwriters may, where considered appropriate, with the consent of the Company, reduce the indicative Offer Price range below that stated in this prospectus at any time prior to the morning of the last day for lodging applications in the Public Offer. In such a case, a notice of the reduction in the indicative Offer Price range will be published in the South China Morning Post, the Hong Kong Economic Journal and the Hong Kong Economic Times as soon as possible and in any event not later than the morning of the last day for lodging applications in the Public Offer. **If applications for Public Offer Shares have been submitted prior to the day which is the last day for lodging applications under the Public Offer, then even if the Offer Price range is so reduced such applications cannot be subsequently withdrawn.** Investors applying for Public Offer Shares must pay the maximum price of HK$4.75 per Public Offer Share, together with brokerage of 1%, the Stock Exchange trading fee of 0.005%, the Securities and Futures Commission transaction levy of 0.005% and an investor compensation levy of 0.002%, subject to refund if the final Offer Price determined as described above should be lower than the maximum Offer Price.

If Citigroup (on behalf of the Underwriters) and the Company are unable to reach agreement on the Offer Price, the Offering will not become unconditional and will lapse.

* *For identification only*

28 July, 2003

EXPECTED TIMETABLE[1]

Application lists open[2] . . . . 11:45 a.m. on Thursday, 31 July, 2003

Latest time for:

- lodging **WHITE** and **YELLOW** application forms . . . . . 12:00 noon on Thursday, 31 July, 2003
- giving electronic application instructions to HKSCC . . . . 12:00 noon on Thursday, 31 July, 2003

Application lists close . . . . 12:00 noon on Thursday, 31 July, 2003

Price Determination Date[3] . . . . on or about Thursday, 31 July, 2003

Announcement of the Offer Price, the level of indication of interest in the International Offer, the results of applications and basis of allotment of the Public Offer Shares to be published (with successful applicants' identification document numbers) in the South China Morning Post (in English), the Hong Kong Economic Journal (in Chinese) and the Hong Kong Economic Times (in Chinese) on or before . . . . Tuesday, 5 August, 2003

Refund cheques to be posted on or before[4] . . . . Tuesday, 5 August, 2003

Share certificates and Warrant certificates to be posted on or before[4] . . . . Tuesday, 5 August, 2003

Dealings in Shares and the Warrants on the Stock Exchange to commence on . . . . Wednesday, 6 August, 2003

Notes:

1. All times refer to Hong Kong local time, except as otherwise indicated.
2. If there is a "black" rainstorm warning or a tropical cyclone warning signal number 8 or above in force at any time between 9:00 a.m. to 12:00 noon on Thursday, 31 July, 2003, the application lists will not open on that day. See "How to apply for Public Offer Shares — Effect of bad weather on the opening of the application lists".
3. The Price Determination Date is expected to be on or about Thursday, 31 July, 2003, and in any event no later than Sunday, 3 August, 2003. If Citigroup (on behalf of the Underwriters) and the Company are unable to reach agreement on the Offer Price, the Offering will not become unconditional and will lapse.
4. If you are applying for 1,000,000 Public Offer Shares or above using a **WHITE** or **YELLOW** application form and have indicated in your application form that you will collect your share certificates and/or refund cheques (as applicable) personally from the Company's share registrar, you may collect share certificates and refund cheques (as applicable) in person from the Company's share registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong between 9:00 a.m. and 1:00 p.m. on Tuesday, 5 August, 2003 or on the date notified by the Company in the newspapers as the date of despatch of share certificates and refund cheques. You must show your identification documents to collect your share certificates and/or refund cheques. Applicants being corporations which have opted for personal collection must attend by their authorised representatives bearing letters of authorisation from their corporations stamped with the corporations' chops. Their authorised representatives must produce at the time of collection evidence of identity acceptable to Computershare Hong Kong Investor Services Limited. If you do not collect your share certificates and/or refund cheques, they will be sent to the address on your application form by ordinary post and at your own risk. If you have not indicated on your application form that you will collect your share certificates and/or refund cheques, then they will be sent to the address on your application form on the date of despatch, by ordinary post and at your own risk. Further information is set out under "How to apply for Public Offer Shares" and "Further terms and conditions of the Public Offer".
5. Details of the structure of the Offering, including the conditions of the Public Offer are set out under "Structure of the Offering".

CONTENTS

Prospective investors should rely only on the information contained in this prospectus and the application forms to make their investment decisions.

The Company has not authorised any person to provide prospective investors with information that is different from what is contained in this prospectus.

Any information or representation not included in this prospectus must not be relied on by prospective investors as having been authorised by the Company, the Sponsor, the Underwriters, any of their respective directors or any other person or party involved in the Offering.

CONTENTS

This summary aims to give an overview of the information contained in this prospectus. As this is a summary, it does not contain all the information that may be important to prospective investors and prospective investors should read this prospectus in its entirety before deciding whether to invest in the Offer Shares.

There are risks associated with any investment. Some of the particular risks in investing in the Offer Shares are set out in the section headed "Risk Factors". Prospective investors should read that section carefully before deciding to invest in the Offer Shares.

Various expressions used in this section are defined or explained in the following "Definitions" and "Glossary" sections.

BUSINESS

Introduction

The Group's primary business is to initiate, promote, develop and operate strategically important roads, tunnels, bridges and related infrastructure projects in Guangdong Province in the southern PRC, and in particular the Pearl River Delta ("PRD") region bordering Hong Kong. All the Group's existing projects are strategic components or links in the PRD's developing highway network in which the GS Superhighway forms a major artery between Guangzhou and Shenzhen, reaching Hong Kong at the Shenzhen border.

The Group currently has interests in three principal toll-expressway Projects:

- The Guangzhou-Shenzhen Superhighway
- The Guangzhou E-S-W Ring Road
- Phase 1 of the Western Delta Route

All of the Group's existing Project interests are (or will be, in the case of Phase 1 West) held through Sino-foreign co-operative joint ventures established according to applicable PRC laws, and all involving PRC partners established by, or closely associated with, the governmental or administrative bodies that are responsible for transport infrastructure within the relevant regions and localities.

Growth in Guangdong Province and the PRD

Hopewell is one of the leaders in the PRC infrastructure industry and one of the first foreign companies to have invested in infrastructure projects in the PRC. The Group's involvement in the development of the PRD's highway network stemmed from Hopewell's vision of the potential which could be unlocked from Guangdong and in particular the PRD following the PRC's economic reforms of the late 1970s. Consistent with Hopewell's original expectations, economic and industrial growth in Guangdong Province, particularly the PRD, has proved to be one of the prime catalysts for the development of the highway network.

Guangdong Province is one of the wealthiest and fastest growing provinces in the PRC. GDP of Guangdong Province has shown compound annual growth of approximately 19% over the period between 1991 and 2001, outperforming the PRC average. According to the Guangdong Statistical Yearbook 2002, foreign direct investment in Guangdong Province in 2001 totalled US$11.9 billion, representing approximately 25% of total foreign direct investment in the PRC. Guangdong's share of total national exports was approximately 36% or US$95.4 billion. According to a Working Report for Guangdong Province published by the former Governor of Guangdong Province, Mr. Lu Rui Hua, on 13 January, 2003, Guangdong Province is estimated to have experienced significant growth in economic activity in 2002: GDP for 2002 is estimated at RMB1,167.4 billion (approximately US$141 billion) (approximately 10% growth against 2001) and total exports are estimated at US$118.6 billion (approximately 24% growth against 2001).

The PRD lies at the mouth of the Pearl River Estuary in the southern part of Guangdong Province. Following the PRC's adoption of open door economic reform policies in the late 1970s, the PRD has rapidly been transformed from an agricultural region to become one of the world's most important centres of industrial output and is continuing to grow. While the PRD has only around 30% of the population of Guangdong Province, in 2001 it accounted for approximately 78% of Guangdong Province's total GDP, approximately 98% of its foreign direct investment and approximately 95% of its exports.

The PRD has benefited particularly from its proximity to Hong Kong and the existence of special economic zones and open coastal cities which were established to boost the new economic reforms. This environment has enabled the PRD to attract substantial foreign investment and has led to a process of progressive economic integration between the PRD and Hong Kong. The Company expects this process of economic integration to be further enhanced by the Closer Economic Partnership Arrangement ("CEPA") signed on 29 June, 2003. CEPA sets out a number of economic measures with respect to trade in goods and services and investment facilitation, including tariff reductions and liberalisation of professional and investment services. The Company sees such measures as a significant positive development in the economic relationship between the PRC and Hong Kong.

Guangdong's highway system has grown hand-in-hand with the economic development of Guangdong for the past two decades. The province's GDP grew more than 40 times from 1980 to 2001. At the same time, the highway system expanded rapidly to support this growth. Highway length was merely 49,495 km in 1980 and was 104,798 km at the end of 2001. Appreciating the role that a developed highway network plays in economic development from its own experience, the Guangdong government made highway improvement its prime priority in its Tenth Five-year Plan (2001 - 2005), with the vision of linking all major cities in the province as well as connecting to other provinces.

Since its first full year of operations in 1995, the GS Superhighway has seen compound annual growth in average daily tolled traffic flow of approximately 16%. In 2002, the GS Superhighway JV was ranked by the Ministry of Foreign Trade and Economic Cooperation among the top 500 foreign companies in the PRC in terms of revenue.

History and Development of Projects

HHI normally aims to take the lead role in the initiation and promotion of its Projects. The GS Superhighway Project was established in the mid-1980s as Hopewell was pushing forward with its vision of an integrated PRD highway network following the PRC's economic reforms of the late 1970s. The Project resulted from initiatives of Hopewell outlined in a proposal letter submitted to the Guangdong Provincial Government in December 1978.

HHI took the lead role throughout the process of initiation and promotion of the GS Superhighway Project, including negotiation of the concession rights established by the JV Contract, and the construction contracts, and in arranging financing for the Project. The Guangzhou E-S-W Ring Road Project originated from the same proposal letter in 1978. HHI again took the lead role throughout the process of initiation and promotion of the Project.

The Three Existing Projects

Through Sino-foreign co-operative joint venture arrangements established according to applicable PRC laws, the Group holds interests in the following three toll-expressway projects:

- **The GS Superhighway**: the GS Superhighway is a 122.8 km closed system dual three lane expressway running from Guangdan in Guangzhou to the Hong Kong-Shenzhen border crossing at Huanggang in Shenzhen.

As the first and currently the only expressway directly connecting Guangzhou, the capital of Guangdong Province, with Shenzhen and Hong Kong, the GS Superhighway is a major artery in the developing PRD highway network, forming a north-south corridor in the eastern PRD running through Dongguan and reaching Hong Kong at the Shenzhen border.

Many populous and/or industrial towns, and important facilities including the Shenzhen Baoan Airport and various sea ports, are connected to the GS Superhighway's 18 strategically placed interchanges, and the expressway is well connected to the other major highways in the PRD. In particular, as the only expressway connection between Shenzhen and the Humen Bridge, the GS Superhighway is the most important route for traffic between Shenzhen and locations in the western and south-eastern parts of the PRD.

- **The Guangzhou E-S-W Ring Road**: the Guangzhou E-S-W Ring Road is a 38 km closed system dual three lane expressway by-pass route running along the eastern, southern and western fringes of Guangzhou city. Its eastern and western ends connect to Guangzhou's northern by-pass creating an inter-connected expressway ring road route surrounding Guangzhou city.

  The Guangzhou E-S-W Ring Road is a strategic component of the road system serving the increasingly heavy traffic flow in and around Guangzhou city. The route is an important by-pass for the high volume of external traffic which passes Guangzhou en route to other destinations via the many major highways which serve Guangzhou. It also provides an important route for Guangzhou traffic as an alternative to medium to long trips through central parts of the city.

  The GS Superhighway connects to the Guangzhou E-S-W Ring Road, as will Phase 1 of the Western Delta Route.

- **Phase 1 West**: Phase 1 of the Western Delta Route, currently under construction, will be a 14.7 km closed system dual three lane expressway fulfilling the strategic need for a high speed link between Guangzhou city and Shunde. It is expected to reduce the journey time between the two cities to approximately 10 to 15 minutes from a journey of approximately 40 minutes on existing roads.

Table of Key Statistics

	GS Superhighway	Guangzhou E-S-W Ring Road	Phase 1 West
Route	Guangdan in Guangzhou to Huanggang border crossing in Shenzhen	Connecting Guangdan, Luntou, Chigang and Shabei in Guangzhou	Hainan interchange of Guangzhou E-S-W Ring Road to northern end of Bigui Road in Shunde
Classification	Expressway	Expressway	Expressway
Total length (km)	122.8 km	38 km	14.7 km
Number of lanes	Dual 3 lanes	Dual 3 lanes	Dual 3 lanes
Joint venture partner(s)	Guangdong Provincial Highway Construction Company	(1) Guangzhou City Tongda Highway Company (2) CKI	Guangdong Provincial Highway Construction Company
Total number of directors of the joint venture company	10	15	8
Group's entitlement to appoint directors	5	5	4

	GS Superhighway	Guangzhou E-S-W Ring Road	Phase 1 West
Approval mechanism of the board for significant matters	Unanimous approval of all the board members present at a board meeting is required for various matters, including appointment and removal of the general manager, the detailed direction of the routes, plans for the road sections, technical standards and construction period of each construction phase of the highway, changes in the total investment and the registered capital, insurance, financing, distribution of profits and changes in articles of association All other matters are required to be passed by a simple majority of the directors attending the meeting A meeting of the board shall be attended by at least 60% of the directors	Unanimous approval of all the board members present at a board meeting is required for various matters, including the detailed direction of route, size of construction and technical standards, level of tolls, financing, distribution of profit, amendments to the articles of association, changes in the registered capital and creating encumbrances over any of the assets All other matters are required to be passed by a two-thirds majority of the directors attending the meeting, including at least 2 directors from each of the joint venture partners A meeting of the board shall be attended by at least two-thirds of the directors	Unanimous approval of all the board members present at a board meeting is required for various matters, including the approval of the annual budget and accounts, the approval of major contracts, changes in the total investment and the registered capital, distribution of profits and changes to the articles of association All other matters are required to be passed by a two-thirds majority of the directors attending the meeting A meeting of the board shall be attended by at least two-thirds of the directors
Concession period	30 years from 1 July, 1997	30 years from 1 January, 2002	30 years from date of establishment (expected in 2003)
Arrangement upon end of concession period	All fixed assets will be transferred to The Guangdong Provincial Highway Construction Company without consideration The parties will participate in any residual surplus assets according to their respective profit sharing ratios at that time	All fixed assets will be transferred to Guangzhou City Tongda Highway Company without consideration Any current assets will be distributed to Guangzhou City Tongda Highway Company, the Group and CKI in the proportion of 30%, 35% and 35% respectively	All fixed assets will be transferred to the responsible governmental authority without consideration The parties will be entitled to any residual surplus assets in equal proportions
Opening date	July 1994 (trial) 1 July, 1997 (official)	June 2000	Scheduled for mid-2004
Status	Fully operational, collecting tolls	Fully operational, collecting tolls	Under construction since December 2001
Group's %	Profit share: First 10 years: 50% Next 10 years: 48% Final 10 years: 45%	Net cash flow: First 10 years: 45.0% Next 10 years: 37.5% Final 10 years: 32.5%	Net operating income: 50%

Notes:

(1) The joint venture partners' proportionate entitlements to profit share, net cash flow and net operating income, respectively, relate to the applicable concession period and accord with the terms of the respective JV Contracts which reflect (among other things) the basis on which the Projects were originally financed. See section on financing of the respective Projects under "The Road Projects".

(2) Information with respect to Phase 1 West is based on the terms of the proposed JV Contract which have been agreed between the parties but remain subject to approval by applicable PRC regulatory authorities.

The Group's Co-operative Joint Ventures

The Group's co-operative joint ventures are jointly controlled by the respective joint venture partners and no one partner has absolute control. Although the JV Contracts do not expressly confer on the Group any power of veto over the affairs of the JV Enterprises, the Group's joint venture arrangements typically require consensus among HHI and its joint venture partners in relation to major decisions such as changes in total investment or registered capital, financing arrangements, appointment of senior management, distribution of profits, changes to articles of association and insurance. HHI's overall experience in relation to its joint ventures has indicated that its joint venture contracts provide effective safeguards on significant decisions and changes and that, in practice, significant decisions are taken based on consensus among the joint venture partners.

Historic Traffic Flows and Toll Receipts

The following table illustrates historic growth in average daily tolled traffic flow and total annual toll receipts for the Group's two operating Projects since their respective first full year of operations.

			Year on year growth(2)		Year on year growth(2)		Year on year growth(2)		Year on year growth(4)	
	1995(1)	2000		2001		2002		2003(4)		CAGR(3)
The GS Superhighway										
Average daily tolled traffic flow (no. of vehicles)	48,678	103,388	19.2%	114,930	11.2%	136,612	18.9%	162,998	30.3%	15.9%
Toll receipts (RMB million)	648	1,733	19.1%	1,825	5.4%	1,974	8.1%	1,073	14.4%	17.2%
	1998(1)	2000(5)		2001		2002		2003(4)		CAGR(3)
The Guangzhou E-S-W Ring Road										
Average daily tolled traffic flow (no. of vehicles)	7,589	32,242	38.0%	31,212	(3.2%)(6)	36,120	15.7%	38,796	17.1%	47.7%
Toll receipts (RMB million)	18	151	74.8%	168	10.7%	199	18.5%	107	18.6%	81.3%

Notes:

(1) 1995 represents the first full year of operations for the GS Superhighway. 1998 represents the first full year of operations for the Guangzhou E-S-W Ring Road JV, although sections of the ring road only became open to traffic throughout the period from 1997 to June 2000 and the ring road was not completed until 26 June, 2000.

(2) Year-on-year growth represents percentage change compared to the previous calendar year.

(3) Compound annual growth rates ("CAGR") for each Project are calculated from and including the first full year of operations up to and including 2002.

(4) Statistics for 2003 cover the first six months of the year and have been compared with the corresponding period in 2002. As the above information is presented on a calendar year basis, the first six months of 2003 cover the second six months of the financial year ended 30 June, 2003.

(5) The entire length of Guangzhou E-S-W Ring Road was opened on 26 June, 2000.

(6) The decline in 2001 can be attributed to the timing and temporary distortive effect of changes in Guangzhou's traffic policy to reduce urban congestion in central Guangzhou. Implementation of these measures led to a period between January and December, 2001 during which non-Guangzhou registered vehicles were able to access Guangzhou toll-free (see "The Road Projects — Guangzhou E-S-W Ring Road — Operations — Trends").

Toll rates for closed system expressways in Guangdong Province are approved by the Guangdong Provincial Government following joint review by the Guangdong Provincial Bureau of Communications and the Guangdong Provincial Price Bureau and take the form of a rate per km travelled based on vehicle classification and a stepped scale in multiples of the base charge for the smallest category of vehicles. Toll receipts for the GS Superhighway and the Guangzhou E-S-W Ring Road are therefore principally dependent on traffic volume by vehicle categories, applicable toll rates and distances travelled.

Growth Profile



GS Superhighway Traffic vs. Guangdong GDP


GDP (US$ bn)
Average Daily Tolled Traffic ('000)
0
20
40
60
80
100
120
140
160
1995
1996
1997
1998
1999
2000
2001
2002
GS Superhighway Average Daily Tolled Traffic Flow ('000)
Guangdong GDP (US$ billion)

GS Superhighway Traffic vs. Guangdong Private Vehicle Ownership


Private Vehicle Ownership (Cars per 1,000 inhabitants)
Average Daily Tolled Traffic ('000)
0
5
10
15
20
25
30
0
20
40
60
80
100
120
140
160
1995
1996
1997
1998
1999
2000
2001
2002
GS Superhighway Average Daily Tolled Traffic Flow ('000)
Private Vehicle Ownership (per 1,000 inhabitants)

Notes:

(1) GDP refers to gross domestic product of Guangdong Province according to the Guangdong Statistical Yearbook.

(2) Private vehicle ownership represents the number of civilian vehicles privately owned per 1,000 inhabitants according to the China Statistical Yearbook, 1996, 2001 and 2002.

(3) Private vehicle ownership for 2002 is extrapolated based on compound annual growth from 1995 to 2001.

(4) Traffic flow refers to average daily tolled traffic flow on the GS Superhighway and traffic mix is the composition of that same traffic.

GS Superhighway
Average Daily Tolled Traffic Flow


Number of vehicles
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
CAGR = 15.9%
5%
1%
22%
23%
48%
5%
1%
23%
23%
48%
4%
1%
22%
22%
52%
3%
2%
21%
20%
55%
5%
2%
21%
19%
54%
5%
1%
21%
18%
54%
5%
1%
21%
16%
57%
4%
1%
18%
14%
62%
4%
2%
18%
13%
63%
1995
1996
1997
1998
1999
2000
2001
2002
2003 (Up to 30 June)
Year
Class 1
Class 2
Class 3
Class 4
Class 5

Notes:

(1) The various vehicle categories for GS Superhighway are as follows: Class 1 (cars, jeeps, passenger/cargo vans in the form of taxis, motorcycles), Class 2 (vans, small passenger/cargo vans and light trucks), Class 3 (medium sized vans, large cars and medium sized trucks), Class 4 (large luxurious cars, large trucks, heavy trailers, 20 ft. container trucks), Class 5 (double deck cars, heavy trucks, heavy trailers, 40 ft. container trucks).

(2) Compound annual growth rate ("CAGR") for GS Superhighway is calculated from and including the first complete year of operation in 1995 up to and including 2002.

The following tables provide a more detailed monthly comparison of average daily toll receipts and average daily tolled traffic flow for the most recent two financial years ended 30 June, 2002 and 30 June, 2003.

GS Superhighway
Growth in monthly average daily toll receipts and monthly average daily tolled traffic flow

	Average Daily Toll Receipts (RMB '000)			Average Daily Tolled Traffic Flow		
Month	**2001**	**2002**	**% Growth**	**2001**	**2002**	**% Growth**
July	5,032.9	5,373.0	6.8%	115,049	136,480	18.6%
August	5,373.1	5,686.0	5.8%	122,738	145,968	18.9%
September	5,492.2	5,725.7	4.3%	126,596	148,773	17.5%
October	5,180.7	5,622.8	8.5%	121,009	148,572	22.8%
November	5,070.3	5,598.7	10.4%	121,842	150,646	23.6%
December	4,971.2	5,773.9	16.1%	120,694	157,156	30.2%
	2002	**2003**	**% Growth**	**2002**	**2003**	**% Growth**
January	4,961.3	6,301.6	27.0%	121,742	167,521	37.6%
February	5,022.1	5,703.9	13.6%	114,304	148,573	30.0%
March	5,377.5	6,222.6	15.7%	129,193	172,856	33.8%
April	5,472.4	6,036.7	10.3%	133,611	166,015	24.3%
May	5,168.3	5,367.1	3.8%	125,746	150,454	19.6%
June	5,081.7	5,933.7	16.8%	125,377	171,544	36.8%

Guangzhou ESW Ring Road

Growth in monthly average daily toll receipts and monthly average daily tolled traffic flow

Month	Average Daily Toll Receipts (RMB '000)			Average Daily Tolled Traffic Flow		
	2001	2002	% Growth	2001	2002	% Growth
July	447.4	543.4	21.5%	30,502	35,962	17.9%
August	475.7	579.2	21.8%	32,095	38,342	19.5%
September	503.8	617.4	22.5%	34,083	40,682	19.4%
October	457.7	591.2	29.2%	31,943	39,209	22.7%
November	491.2	601.6	22.5%	33,469	40,071	19.7%
December	473.9	598.4	26.3%	32,329	40,183	24.3%
	2002	2003	% Growth	2002	2003	% Growth
January	485.3	590.7	21.7%	32,636	39,499	21.0%
February	375.5	466.7	24.3%	26,229	32,444	23.7%
March	527.5	624.0	18.3%	34,383	40,591	18.1%
April	550.2	637.0	15.8%	36,574	41,158	12.5%
May	527.9	606.6	14.9%	34,542	38,082	10.2%
June	517.7	616.1	19.0%	33,886	40,522	19.6%

KEY STRENGTHS

The Directors believe that, with over two decades' experience in the PRC toll road infrastructure industry, the Group has developed the following strengths and competitive advantages:

— **The Group has successfully established a portfolio of operational and revenue generating toll expressway projects**

- The GS Superhighway and the Guangzhou E-S-W Ring Road have been completed and generate daily cash receipts.
- Revenues from these projects provide a sound financial base and the basis for the Group to enjoy a reliable cash return.
- The GS Superhighway has seen compound annual growth in average daily tolled traffic flow of 15.9% since its first full year of operations in 1995.

— **The Group's roads are strategically located in high economic growth areas within the PRD**

The GS Superhighway

- The GS Superhighway is the first and currently the only expressway directly connecting Guangzhou in the north with Shenzhen and Hong Kong in the south, forming a corridor of economic activity.
- It forms a major artery in the developing PRD highway network, connecting the key municipalities of Guangzhou, Dongguan and Shenzhen. These municipalities have become the leading centres within the PRD during its recent period of substantial economic growth.
- Many other towns and facilities along the route have grown up or expanded significantly with the development of the expressway. This has reinforced the importance of the expressway.

The Guangzhou E-S-W Ring Road

- The Guangzhou E-S-W Ring Road is a strategic component of the road system serving the increasingly heavy traffic flow in and around Guangzhou. Guangzhou is continuing to expand and develop as the commercial centre of Guangdong Province.
- The strength of the Guangzhou E-S-W Ring Road is significantly dependent on its connectivity, that is the number of major feeder roads connecting it with destinations for potential traffic such as populous and important industrial regions, airports and other facilities within the PRD. In addition to existing connections, further connections planned include: Phase 1 West, linking with Shunde (planned for opening during 2004); and the Guangzhou Southern Expressway, linking with the Guangzhu East Line and the Nansha Port Development Area (scheduled for opening in 2005).
- In light of experience with ring roads in other major cities, the Directors anticipate that the Guangzhou E-S-W Ring Road will be an increasingly important component of the traffic system serving the greater Guangzhou metropolitan area, and supporting the city's outward expansion.

Phase 1 West

- Phase 1 of the Western Delta Route will fulfil the strategic need for a high speed link between Guangzhou city and Shunde. The Directors expect it to reduce the journey time between the two cities to approximately 10 to 15 minutes from a journey of approximately 40 minutes on existing roads.

— **The Group's Projects benefit from high barriers to competition**

- The high entry barriers in the toll highway industry offer the Company substantial incumbency and lead-time advantages. Financing capacity, technological know-how, established governmental and business relationships, and ability to commit resources to lengthy regulatory approval and development processes are among the critical qualities for success.
- The long-term significance of the Group's routes has increased with the growth of surrounding towns and facilities, and the clustering of population, industry and services in areas along the routes.
- Usage of roads depends on their accessibility relative to points of origin and destination for their potential traffic. The Group's completed roads are already supported by major feeder roads connecting with many of the most highly populous and important industrial regions, airports and other facilities in the PRD, and are well connected with the region's other major highways.
- The process of obtaining necessary official approvals, land use rights and financing for a PRC road project is complex, lengthy and expensive. Construction is also a lengthy and uncertain process. As a result, road projects have a long lead-time to completion.

— **The Company has a well-defined strategy focusing on Guangdong Province and the PRD**

- The Company's strategy is to leverage on its superior competitive advantages and the high barriers to entry of the industry to capture growth opportunities.
- The Group is well positioned to capitalise on continued growth within Guangdong Province and the PRD.
- All of the Group's Projects are strategic components or links within a developing highway network in the PRD and benefit from the continuing development of the wider network.

- The PRC's accession to the World Trade Organisation in 2001 is widely expected to contribute to continued growth in highway usage in the PRC, and the Company also anticipates that the implementation of CEPA will have a positive effect on trade and traffic flow between Hong Kong and the PRC. The Company expects Guangdong Province and the PRD to remain at the forefront of industrial and economic growth in the PRC.

— **The Group is well positioned to capitalise on new opportunities**

While the Company believes that its track record makes it well positioned to participate in further projects, the Company will only pursue opportunities which the Company believes will generate a satisfactory return on investment.

- The Group has proven expertise in the initiation, promotion, development and operation of PRC toll-road projects.
- The Group has a track record of successful co-operation with important PRC joint venture partners.

— **The Group benefits from experienced and professional management.**

STRATEGY

The Company's strategy is to leverage on its superior competitive advantages and the high barriers to entry of the industry to capture growth opportunities. This strategy involves the following principal elements:

— **To continue to focus on strategically important transport infrastructure projects in Guangdong Province and the PRD**

The Company believes that the Group's focus on Guangdong Province and the PRD will continue to deliver benefits resulting from the region's strong economic growth and the progressive economic integration of the PRD and Hong Kong.

— **To maintain the competitiveness of the existing Projects, and the stability of returns, through effective management and forward planning**

- The Company views the management of its completed Projects as the provision of a service to road users, and believes that alignment, accessibility, speed and safety are the key factors that influence road users in their choice of route.
- The Company aims to protect returns by ensuring that its roads are well maintained and offer smooth flow of traffic.

— **To capitalise on opportunities to participate in further projects**

- The Company believes that its experience, track record, connections and reputation within the PRC will continue to lead to opportunities to participate in further projects.
- The Company believes that the development of a bridge-tunnel connecting Zhuhai in Guangdong and Macau with Hong Kong will be strategic to the further economic development of the PRD, Hong Kong and Macau.
- The Group, through HHI West Co, retains the concession rights for Phases 2 and 3 of the Western Delta Route. Although no firm plans have yet been formulated for development of Phase 2 or 3, the development of these further Phases is being actively pursued by the Group.
- In addition to the projects it initiates, the Group will, in appropriate cases, consider other opportunities to participate in projects which are aligned with the Group's focus on strategically important road and related infrastructure projects.
- While the Group's primary focus is on Guangdong Province and the PRD, the Group's track record, connections and reputation may give rise to other opportunities in the PRC.

FUTURE PROSPECTS

General

The Directors consider that the Company is well positioned to benefit from continued economic growth in the PRC in general, and within Guangdong Province and the PRD in particular. In the shorter term, the Company expects to see continuing growth in traffic demand within Guangdong Province and the PRD driven by continuing economic growth in the PRC generally, and in Guangdong Province and the PRD in particular, and by associated growth in vehicle ownership and usage. Based on this expectation, the Company believes that traffic flow for the Group's existing Projects will show continuing growth. In addition to general economic factors, the Company's prospects depend on a combination of factors relevant to its existing Projects and its potential for participating in future projects.

The GS Superhighway

The GS Superhighway is a strategically important route. As the first and currently the only expressway directly connecting Guangzhou with Shenzhen and Hong Kong, the long term significance of the expressway has been enhanced by the urban and industrial corridor which has developed along the route.

Guangzhou continues to expand, as do the towns, cities and industrial centres along the route of the GS Superhighway. For example, as Dongguan has expanded, its road network has also been developed and expanded significantly to provide enhanced connectivity with the GS Superhighway, thereby establishing the conditions for increased usage of the expressway.

The route is also well positioned to benefit from significantly improved convenience and efficiency of border crossing since the Huanggang border crossing with Hong Kong was opened on a 24 hour basis from 27 January, 2003.

The Guangzhou E-S-W Ring Road

Guangzhou continues to expand and develop as the commercial centre of Guangdong Province. As Guangzhou continues to expand and develop, there is an increasing need for routes to accommodate traffic away from the congested city centre and to support the city's outward expansion. This has recently led to changes in Guangzhou's traffic policy imposing access restrictions to central Guangzhou.

Since implementation of these changes between December 2001 and May 2002, the Guangzhou E-S-W Ring Road has seen significant growth in traffic volume. In light of the experience with other major cities, the Directors anticipate that the Guangzhou Ring Road, of which the Guangzhou E-S-W Ring Road is an integral part, will be an increasingly important component of the traffic system serving the greater Guangzhou metropolitan area.

Specifically, the Company believes the Guangzhou E-S-W Ring Road is well placed to benefit from increased traffic flow from the opening of several major new connecting and feeder roads which are planned to be opened in 2004 and 2005.

Phase 1 West

The completion of Phase 1 of the Western Delta Route will fulfil the strategic need for a high speed link between Guangzhou city and Shunde. It is expected to reduce the journey time between the two cities to approximately 10 to 15 minutes from a journey of approximately 40 minutes on existing local roads. The Company expects there to be an immediate and increasing demand for a high speed route between these major centres.

Potential Further Projects

The Directors believe that the Group's track record in successfully completing PRC toll expressway projects, and the connections and reputation established by Hopewell and HHI and their directors and executives within the PRC, will continue to lead to opportunities to participate in further projects. However, the Company will only pursue opportunities which are consistent with its overall business strategies, and which the Company believes will generate a satisfactory return on investment.

In accordance with this strategy, the Company will be actively pursuing the following projects:

The Guangdong-HK-Macau Bridge-Tunnel Project

The Company believes that the development of a bridge-tunnel connecting Zhuhai in Guangdong and Macau with Hong Kong will be strategic to the further economic development of the PRD, Hong Kong and Macau.

In addition to being a logical and significant step in furthering the development of the PRD, Macau and Hong Kong as an integrated economic zone, the Company believes that this project would open up and accelerate the economic development of the western PRD resulting in the enhancement of the overall competitiveness of the PRD as a world-wide manufacturing base, providing new dynamism to the economy of Hong Kong as well as further developing Hong Kong, Macau, Zhuhai and Shenzhen into an integrated tourist zone.

In the Policy Agenda of the Second Term Government of the HKSAR published on 8 January, 2003, and in the Hong Kong Chief Executive's address to the Hong Kong Legislative Council delivered on the same date, it was stated that such a bridge link is being pursued as a priority project subject to the results of an ongoing PRC governmental feasibility study.

HHI has devoted significant efforts to promoting this project and will continue to actively pursue it. If the project proceeds, the Company believes it would be well positioned to participate subject to satisfactory investment considerations.

Phases 2 and 3 of the Western Delta Route

The Group, through HHI West Co, retains the concession rights for Phases 2 and 3 of the Western Delta Route. Although no firm plans have yet been formulated for development of Phase 2 or 3, the development of these further Phases is being actively pursued by the Group and may be implemented by way of a joint venture with a suitable PRC partner.

Phases 2 and 3 of the Western Delta Route are envisaged to comprise approximately 42 km of expressway running from the southern end of Phase 1 West in Shunde through to Zhongshan. At Zhongshan, the route would connect with (i) National Highway 105, which runs through to Zhuhai in the south, and (ii) the Jiangzhong Expressway (planned to be completed in 2004) which will link Jiangmen in the west and the Guangzhu East Line in the east. On completion of all three Phases of the Western Delta Route, it would create an arterial expressway system directly linking Guangzhou, Nanhai, Shunde and Zhongshan.

RELATIONSHIP WITH THE HOPEWELL GROUP

As part of the reorganisation of Hopewell's China infrastructure division, and in anticipation of the Offering, the Company has been established as the new holding company for Hopewell's toll-expressway and related infrastructure business and for its three existing closed system toll-expressway Projects. Following completion of the Offering, Hopewell will continue to be the Company's controlling shareholder (as that term is defined in the Listing Rules).

The Company has adopted a policy that, in general, the Group will only participate in closed system expressway projects (as opposed to open system highways), unless the size of the project makes it justifiable for the Group to do otherwise or if there are other special circumstances. Some of the distinguishing features between closed system expressways and open system highways are set out below:

Expressway/Superhighway	Open system highway
Designed for higher speed driving and faster transit from destination to destination without disruption by intersections/junctions.	Designed to facilitate access to local townships/regions along the highway.
Connection with other roads is through interchanges so that through traffic will not be disrupted. Interchanges are connections by means of ramps.	Other roads will intersect with the highway and connection with other roads is through intersections/junctions which are controlled by a roundabout or traffic light. Therefore, traffic flow will be disrupted by the intersections/junctions.
Full access control — entry and exit only through interchanges (or established entrance/exit points).	Partial access control or no access control — vehicles can enter and exit through the intersections/junctions along the highway. Intersections/junctions are connections without entrance or exit ramps and are usually equipped with traffic lights.
The entire route is enclosed. All traffic has to access the road through controlled entrances and exits.	The route of the highway may not be enclosed. Vehicles are only charged at toll plazas and can use the highway without paying as long as no toll plaza is crossed.
Design speed of at least 100km/hour.	Design speed of below 100km/hour; for class I highways, the usual design speed is 80km/hour.
For tolled expressways, tolls are usually charged on the basis of distance travelled.	For tolled open system highways, tolls are collected at fixed toll collection points. If a vehicle enters or exits the highway without passing through a toll collection point, no toll will be payable even if part of the highway has been used.

Consequently, Shunde Roads and Shunde 105, which are two open system class 1 highway projects in Shunde have been retained by the Hopewell Group. There is no direct competition between the projects of the Group on the one part and Shunde Roads and Shunde 105 on the other as their routing and areas covered are different. Currently, the Group has no intention of acquiring Hopewell Group's interest in Shunde Roads or Shunde 105. However, it is possible that as and when the time is right in the future for the development of Phase 3 of the Western Delta Route, and depending on the final alignment of the route, the Group may seek to acquire the 22.8 km Bigui Road section of Shunde Roads (or certain parts thereof) for the purpose of that project.

The Group has a clear business focus, distinct from that of the Hopewell Group. The Group's business focuses on the initiation, promotion, development and operation of strategically important roads, tunnels, bridges and related infrastructure projects in Guangdong Province and particularly the PRD. Strategically important projects would be those which would be important to (i) the traffic flow or profitability or a project of the Group, (ii) the acquisition by the Group of any new project rights, (iii) the achievement or maintenance of the strategic position of the road projects of the Group in the overall highway system or network, or (iv) the Group in its overall business plan. None of the members of the Hopewell Group is engaged in the business of PRC toll road infrastructure, except for the Hopewell Group's 25% interest in a jointly-controlled entity operating Shunde Roads and 30% interest in a jointly-controlled entity operating Shunde 105.

Hopewell has given a non-compete undertaking to the Company to the effect that for so long as Hopewell is a controlling shareholder and remains the single largest shareholder of the Company, Hopewell will not (by itself or through its subsidiaries, excluding the Group) engage in investment in toll road projects (including bridges and tunnels) in the PRC except in certain limited circumstances. (See "Relationship with the Hopewell Group — General").

Following completion of the Offering, Hopewell will continue to be the Company's controlling shareholder. Hopewell is one of the leaders in the PRC infrastructure industry and one of the first foreign companies to have invested in infrastructure projects in the PRC.

RISK FACTORS

The Directors consider that there are certain risks involved in investing in the Offer Shares. The risks can be categorised into:

— **Risks relating to the business of the Group**

- Lack of a majority or controlling interest in the Projects
- A decline in traffic volume may adversely affect the revenue and earnings of the Group
- The Group's results of operations may be affected by competing roads and bridges and other modes of transportation
- Certain ancillary government approvals are outstanding for the GS Superhighway and Guangzhou E-S-W Ring Road Projects
- Capital expenditure on completed Projects may be unpredictable, and the operation of the Group's toll expressways may be affected by events outside the Group's control
- The JV Enterprises have significant borrowings and therefore the Group's financial performance could be affected by general economic conditions and factors
- Toll receipts may be affected by the integrity of the toll collection systems
- The Company will be controlled by Hopewell, whose interests may differ from those of the Company's other shareholders

— **Risks relating to Phase 1 West and future projects**

- Approvals, JV Contract and financing remain to be concluded
- Cost overruns and delays may adversely affect the Group's results of operations
- Future growth prospects will be affected by the Group's ability to develop new projects and the pursuit of new projects may not be successful

— **Risks relating to dividends and cash flow**

- Dividend payments by the Company to Shareholders are dependent on profit distributions from the Group's JV Enterprises in the PRC
- The Group's depreciation costs are variable and subject to traffic volume
- Inter-company dividend transactions prior to the separate existence of the Group are not representative of future dividend policy

— **Risks relating to PRC toll road sector**

- The toll regime significantly impacts the Group's revenues and is regulated by government authorities
- Changes to the provincial government's transportation-related policies may impact the Group's revenues and earnings
- Proposed new toll collection arrangements have consequential risks and uncertainties
- The imposition of restrictions or onerous requirements by governmental authorities could adversely affect the Group's Projects

— **Risks relating to the PRC**

- Economic, political and social conditions, as well as government policies, in the PRC could affect the Group's results of operations
- The PRC legal system has inherent uncertainties that may limit the legal protections available to the Group
- The preferential tax treatment applicable to the Projects may not continue
- Government control of currency conversion may adversely affect the Group's operations and financial results
- Fluctuation of the Renminbi could materially affect the Group's financial condition and results of operations

— **Risks relating to the Offering**

- The liquidity and price of the Shares following the Offering may be volatile
- Future sales of substantial amounts of the Shares in the public market could adversely affect the price of the Shares
- Certain statistics are derived from publications not independently verified by the Group, the Underwriters or their respective advisors
- There may be possible deviation in the actual use of proceeds from the Offering from the intended use
- Forward-looking statements contained in this prospectus may not be fulfilled
- Assumptions relied on by independent consultants and experts may not be accurate

SUMMARY OF HISTORICAL FINANCIAL INFORMATION

The following tables present: summary combined income statement data, combined balance sheet data and combined cash flow data from the audited combined financial information with respect to the Group for the three years ended and as of 30 June, 2000, 2001 and 2002 and the ten months ended and as of 30 April, 2003 as extracted from and to be read in conjunction with the Accountants' Report in Appendix I; and unaudited combined financial information with respect to the Group for the ten months ended and as of 30 April, 2002. Such unaudited combined financial information based on the unaudited management accounts of the Group is presented for comparison purpose only.

The Group's combined financial information is prepared in accordance with IFRS which differ in certain material respects from HK GAAP and US GAAP. See "Summary of principal differences between IFRS, HK GAAP and US GAAP" in Appendix II. Under the proportionate consolidation method, the Group's combined financial information includes the Group's share of the JV Enterprises' income and expenses, assets, liabilities and cash flows on a line-by-line basis and all significant intra-group transactions, cash flows and balances are eliminated. See Notes 1 and 2 to section A (Financial Information) of the Accountants' Report in Appendix I. The fiscal year of the Company ends on 30 June while the fiscal years of the JV Enterprises end on 31 December. In preparing the combined financial information for the Group, monthly financial data for each of the JV Enterprises were aggregated to reflect a fiscal year ended 30 June. Financial data not originally stated in IFRS were converted to IFRS and further adjustments were made for proportionate consolidation under IFRS.

Summary Combined Income Statement Data

	Year ended 30 June,			Ten months ended 30 April,	
	2000	2001	2002	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000 (unaudited)	HK$'000
Turnover[1]	769,607	859,793	918,450	765,653	861,183
Toll operation expenses	(76,112)	(85,128)	(77,549)	(64,624)	(77,004)
Other operating income	267,441	323,822	151,639	126,391	53,529
Other operating expenses	(144,755)	(165,993)	(211,127)	(175,939)	(210,035)
Profit from operations	816,181	932,494	781,413	651,481	627,673
Finance costs	(267,683)	(303,643)	(220,635)	(183,862)	(167,685)
Profit before tax	548,498	628,851	560,778	467,619	459,988
Income tax expense	(24,700)	(25,798)	(19,298)	(16,082)	(16,420)
Profit after tax	523,798	603,053	541,480	451,537	443,568
Minority interest	(4,849)	(2,431)	(9,051)	(7,543)	(9,869)
Profit for the year/period	518,949	600,622	532,429	443,994	433,699
Dividends	—	—	2,200,000	2,200,000	—
Earnings per share — basic[2]	HK$0.24	HK$0.28	HK$0.25	HK$0.21	HK$0.20

Notes:

(1) Turnover represents toll receipts, net of business tax.

(2) Calculation of the basic earnings per share for each of the periods is based on the profit for the respective period and on 2,160,000,000 ordinary shares deemed outstanding during each period.

Summary Combined Balance Sheet Data

	As at 30 June,			As at 30 April,	
	2000	2001	2002	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000 (unaudited)	HK$'000
Toll road projects under development and loans to jointly controlled entities	5,320,871	4,712,508	1,639,721	1,767,851	1,161,353
Bank balances and cash	259,232	512,749	97,819	180,885	291,063
Total assets	17,398,682	16,502,995	12,932,645	13,304,147	12,478,512
Shareholders' equity	1,888,613	2,489,848	821,100	733,777	1,246,912
Minority interests	7,250	9,681	18,732	17,224	28,601
Long-term borrowings, non-current portion	13,319,108	12,934,315	11,628,851	11,984,985	10,556,280
Loans payable, current portion	1,881,133	787,263	253,857	340,365	376,197
Total liabilities	15,502,819	14,003,466	12,092,813	12,553,146	11,202,999

Other Financial Data

	Year ended 30 June,			Ten months ended 30 April,	
	2000	2001	2002	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000 (unaudited)	HK$'000
Cash flows from operating activities	596,938	690,888	707,531	554,806	847,935
Cash flows (used in)/from investing activities	(345,539)	1,318,207	3,177,454	3,120,027	431,685
Cash flows used in financing activities	(43,023)	(1,753,724)	(4,304,638)	(4,006,631)	(1,087,541)
Capital expenditures[1]	(552,041)	(98,265)	(10,028)	(3,080)	(60,333)

Note:

(1) Capital expenditures are part of and not in addition to cash flows from investing activities.

According to paragraphs 27 and 31 of the Third Schedule of the Companies Ordinance and rule 4.04 of the Listing Rules, the Company is required to include its financial results for each of the three financial years immediately preceding the issue of this prospectus. The SFC and the Stock Exchange have granted waivers in relation to these two requirements, respectively. Instead, results for the three years ended 30 June, 2002 and the ten months ended 30 April, 2003 have been included in the Accountants' Report. The Directors confirm that sufficient due diligence has been conducted to ensure that there has been no material adverse change in the financial or trading position of the Group since 30 April, 2003 and up to the date of this prospectus and that there has been no event since 30 April, 2003 which would materially affect the information shown in the Accountants' Report in Appendix I.

Profit Estimate For The Year Ended 30 June, 2003 And Profit Forecast For The Year Ending 30 June, 2004

		Year ended 30 June, 2003	Year ending 30 June, 2004
Estimated/Forecast combined profit after taxation and minority interests but before extraordinary items[(1)]	Not less than:	HK$522 million	HK$700 million
Estimated/Forecast earnings per Share[(1)]:			
Year ended 30 June, 2003			
Basic[(2)]		HK$0.242	N/A
Year ending 30 June, 2004			
Proforma fully diluted[(3)]		N/A	HK$0.244
Weighted average[(4)]		N/A	HK$0.249

Notes:

(1) The estimated combined profit after taxation and minority interests but before extraordinary items for the year ended 30 June, 2003 and the forecast combined profit after taxation and minority interests but before extraordinary items for the financial year ending 30 June, 2004 are set out under "Financial Information — Profit Estimate and Forecast", and a summary of the bases and assumptions on and subject to which such estimate and forecast have been prepared are set out in Appendix III.

(2) The calculation of the estimated earnings per Share for the financial year ended 30 June, 2003 is based on the estimated combined profit after taxation and minority interests but before extraordinary items of HK$522 million and 2,160,000,000 Shares in issue prior to the Offering.

(3) The calculation of the forecast earnings per Share on a proforma fully diluted basis for the financial year ending 30 June, 2004 is based on (i) a proforma forecast combined profit of HK$702 million, comprising the forecast combined profit (after taxation and minority interests but before extraordinary items) of HK$700 million adjusted for the interest that would have been earned from the estimated net proceeds of the Offering at a net after-tax interest rate of 1% per annum from 1 July, 2003 until 5 August, 2003 (being the day immediately before the expected date of receipt of the total net proceeds of the Offering) and (ii) assumes that 2,880,000,000 Shares (being the number of Shares expected to be in issue immediately after completion of the Offering, taking no account of any Shares which may be issued upon the exercise of the Over-allotment Option or upon the exercise of the subscription rights attaching to the Warrants or upon the exercise of options which may be granted under the Share Option Scheme or which may be allotted and issued or repurchased by the Company pursuant to the general mandates for the allotment and issue or repurchase of Shares described in the paragraph headed "Written resolutions of the sole Shareholder passed on 16 July, 2003" in Appendix IX) will be in issue throughout the year.

(4) The calculation of the forecast earnings per Share on a weighted average basis for the financial year ending 30 June, 2004 is based on the forecast combined profit (after taxation and minority interests but before extraordinary items) of HK$700 million and the weighted average number of 2,809,180,328 Shares expected to be in issue during the year. This weighted average number is based on the assumption that a total of 2,160,000,000 Shares will have been in issue from 1 July, 2003 until 5 August, 2003, and that a total of 2,880,000,000 Shares (being the same total number of Shares expected to be in issue immediately after completion of the Offering as referred at Note (3) above) will be in issue from 6 August, 2003 throughout the remainder of the financial year.

OFFER STATISTICS

	Based on an Offer Price of HK$4.10 per Share	Based on an Offer Price of HK$4.75 per Share
Market capitalisation[1]	HK$11,808 million	HK$13,680 million
Adjusted net asset value per Share[2]	HK$5.71	HK$5.87
Discount of Offer Price to adjusted net asset value per Share	28.2%	19.1%
Adjusted net tangible asset value per Share[2]	HK$2.32	HK$2.48
Premium of Offer Price to adjusted net tangible asset value per Share	76.7%	91.5%
Estimated/Forecast price/earnings multiples[3]		
Year ended 30 June, 2003		
Basic[3]	16.9 times	19.6 times
Year ending 30 June, 2004		
Proforma fully diluted[3]	16.8 times	19.5 times
Weighted average[3]	16.5 times	19.1 times

Notes:

(1) The figures for market capitalisation are based on 2,880,000,000 Shares expected to be in issue immediately after completion of the Offering. The market capitalisation figures for the Shares do not take into account any Shares which may be issued upon the exercise of the Over-allotment Option or upon the exercise of the subscription rights attaching to the Warrants or upon the exercise of options which may be granted under the Share Option Scheme or which may be allotted and issued or repurchased by the Company pursuant to the general mandates for the allotment and issue or repurchase of Shares described in the paragraph headed "Written resolutions of the sole Shareholder passed on 16 July, 2003" in Appendix IX.

(2) The adjusted net asset value per Share and the adjusted net tangible asset value per Share have been arrived at after making the adjustments referred to under "Financial Information — Adjusted Net Tangible Assets" and on the basis of the same total of 2,880,000,000 Shares referred to in Note (1) above.

(3) The estimated and forecast price/earnings multiples are based on the applicable estimated/forecast earnings per Share stated above under "Profit Estimate for the Year Ended 30 June, 2003 and Profit Forecast for the Year Ending 30 June, 2004" and on the stated Offer Prices of HK$4.10 per Share and HK$4.75 per Share as applicable.

USE OF PROCEEDS

The net proceeds of the Offering (after deduction of underwriting fees and estimated expenses payable by the Company in relation to the Offering, assuming the Over-allotment Option is not exercised and assuming an Offer Price of HK$4.425 per Share, being the midpoint of the estimated Offer Price range of HK$4.10 to HK$4.75 per Share) are estimated to be approximately HK$3,021 million (and HK$3,499 million, if the Over-allotment Option is exercised in full).

The Company currently intends to use the net proceeds from the Offering as follows:

- approximately HK$1,800 to 2,200 million of the net proceeds (exclusive of any proceeds from the Over-allotment Option) are expected to be used towards investments in new toll roads, bridges and related infrastructure projects which the Company intends to pursue;
- approximately HK$550 million of the net proceeds (exclusive of any proceeds from the Over-allotment Option) are to be used for repayment of shareholder's loans advanced by the Hopewell Group for the Guangzhou E-S-W Ring Road Project;
- approximately HK$372 million of the net proceeds (exclusive of any proceeds from the Over-allotment Option) are to be used for repayment of the outstanding bank loan from Bank of China (Hong Kong) Limited; and
- the balance (inclusive of any proceeds from the Over-allotment Option) is expected to be used for future corporate and general working capital purposes of the Group.

To the extent that the proceeds of the Offering are not immediately used for the purposes described above, they will be placed on deposit with banks or other financial institutions or held as other treasury instruments.

DIVIDEND POLICY

In the absence of unforeseen circumstances, the board of Directors intends to recommend and pay total dividends in respect of the year ending 30 June, 2004 of not less than HK$0.225 per share.

Further details relating to dividends are contained in the section headed "Financial Information — Dividend Policy".

In this prospectus, unless the context otherwise requires, the following expressions have the following meanings:

"Associate"	the meaning ascribed thereto in the Listing Rules
"Assured Entitlement Rights"	the right of Qualifying Hopewell Shareholders to receive by way of special interim distribution in kind by Hopewell (free of consideration and in recognition of the assured entitlements to which shareholders of Hong Kong listed companies are entitled under the Listing Rules in connection with "spin-off" listings) Warrants in the ratio of 1 Warrant for every whole multiple of 10 Hopewell Shares respectively held by them on the Record Date
"BVI"	the British Virgin Islands
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC
"CCASS Broker Participant"	a person admitted to participate in CCASS as a broker participant
"CCASS Custodian Participant"	a person admitted to participate in CCASS as a custodian participant
"CCASS Investor Participant"	a person admitted to participate in CCASS as an investor participant who may be an individual or joint individuals or a corporation
"CCASS Participant"	a CCASS Broker Participant or a CCASS Custodian Participant or a CCASS Investor Participant
"CEPA"	the Closer Economic Partnership Agreement between the PRC and Hong Kong signed on 29 June, 2003
"Citigroup"	Citigroup Global Markets Asia Limited (and, in relation to the International Offer where the context admits, Citigroup Global Markets Limited)
"CKI"	CKI Guangzhou Ring Roads Limited, a subsidiary of Cheung Kong Infrastructure Holdings Limited
"Companies Law"	The Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Company"	Hopewell Highway Infrastructure Limited, a company incorporated in the Cayman Islands on 14 January, 2003 with limited liability
"Director(s)"	the director(s) of the Company
"FPD"	FPDSavills (Hong Kong) Limited
"GDP"	gross domestic product
"Group"	the Company and its subsidiaries and, in respect of the period before the Company became the holding company of its present subsidiaries, the entities which carried on the business of the present Group at the relevant time

"GS JV Contract"	a Sino-foreign co-operative joint venture contract originally entered into between the GS Superhighway PRC Partner and HHI GS Superhighway Co on 20 April, 1987 and subsequently amended, and including the articles of association of GS Superhighway JV
"GS Superhighway"	the Guangzhou-Shenzhen Superhighway, a 122.8 km closed system asphalt-paved dual three lane expressway running between Huanggang in Shenzhen and Guangdan in Guangzhou where it connects to the Guangzhou E-S-W Ring Road
"GS Superhighway JV"	Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited
"GS Superhighway PRC Partner"	Guangdong Provincial Highway Construction Company
"Guangdong-HK-Macau Bridge-Tunnel Project"	a proposed bridge-tunnel system which would provide a vehicular link between Zhuhai in Guangdong and Macau and Hong Kong, as referred to in the Policy Agenda of the Second Term Government of the HKSAR published on 8 January, 2003
"Guangzhou E-S-W Ring Road"	the Guangzhou East-South-West Ring Road, a 38 km closed system concrete-paved dual three lane expressway running along the eastern, southern and western fringes of the Guangzhou urban areas and connecting to the Northern Ring Road to form the Guangzhou Ring Road
"Guangzhou Ring Road"	the inter-connected expressway ring road route around Guangzhou formed by the Guangzhou E-S-W Ring Road and the Northern Ring Road
"HHI GS Superhighway Co"	Hopewell China Development (Superhighway) Limited, a subsidiary of the Company incorporated in Hong Kong with limited liability
"HHI Ring Road Co"	Hopewell Guangzhou Ring Road Limited, a wholly-owned subsidiary of the Company incorporated in the British Virgin Islands with limited liability
"HHI West Co"	Guangdong Hopewell Guangzhou-Zhuhai Superhighway Development Limited, a subsidiary of the Company established as a wholly foreign owned enterprise according to applicable PRC laws
"HHI West HK Co"	Hopewell Guangzhou-Zhuhai Superhighway Development Limited, a wholly-owned subsidiary of the Company incorporated in Hong Kong with limited liability
"HK$" and "cents"	Hong Kong dollars and cents, respectively, the lawful currency of Hong Kong
"HKSCC"	Hong Kong Securities Clearing Company Limited
"HKSCC Nominees"	HKSCC Nominees Limited
"Hong Kong" or "HKSAR"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong GAAP"	generally accepted accounting principles in Hong Kong
"Hopewell"	Hopewell Holdings Limited

"Hopewell China"	Hopewell China Development Limited
"Hopewell Group"	Hopewell and its subsidiaries but excluding the Group
"Hopewell Highway Infrastructure" or "HHI"	the Company and its subsidiaries and, in respect of the period before the Company became the holding company of its present subsidiaries, the highway infrastructure business of the present Group at the relevant time as carried on by the Group entities which conducted that business
"Hopewell Shares"	shares with par value of HK$2.50 each in the share capital of Hopewell
"IFRS"	International Financial Reporting Standards promulgated by the International Accounting Standards Board ("IASB"). IFRS includes International Accounting Standards ("IAS") and interpretations
"International Offer"	the offer of International Offer Shares to professional, institutional and other investors as further described in the section headed "Structure of the Offering"
"International Offer Shares"	648,000,000 new Shares (subject to adjustment as described under "Structure of the Offering") which are the subject of the International Offer together, where relevant, with any additional new Shares to be issued pursuant to the Over-allotment Option
"International Underwriters"	the underwriters of the International Offering whose names are set out in the section headed "Underwriting — International Underwriters"
"International Underwriting Agreement"	the underwriting agreement relating to the International Offer expected to be entered into on or about 31 July, 2003 between, among others, the Company, Citigroup and the International Underwriters, as further described in the section headed "Underwriting"
"JV Contract"	with respect to any relevant Project, the GS JV Contract, the Ring Road JV Contract or the Phase 1 West JV Contract, as the context requires
"JV Enterprise"	with respect to any Project, the joint venture enterprise which is developing or operating the relevant road, being the GS Superhighway JV, the Ring Road JV or (when established) the Phase 1 West JV, as the context requires
"Latest Practicable Date"	18 July, 2003
"Listing Committee"	the Listing Committee of the Stock Exchange
"Listing Date"	the date on which dealings in the Shares and Warrants on the Stock Exchange first commence
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Macau"	the Macau Special Administrative Region of the PRC

"Northern Ring Road"	Guangzhou's northern by-pass to which the eastern and western ends of the Guangzhou E-S-W Ring Road connect
"Offer Price"	the final price per Offer Share (exclusive of brokerage, the Stock Exchange trading fee, the SFC transaction levy and investor compensation levy) at which the Offer Shares are to be issued and sold pursuant to the Offering, to be determined as described under "Structure of the Offering — Offer Price under the Public Offer"
"Offer Shares"	the Public Offer Shares and the International Offer Shares
"Offering"	the Public Offer and the International Offer
"Over-allotment Option"	the option expected to be granted by the Company to Citigroup on behalf of the International Underwriters pursuant to the International Underwriting Agreement, to require the Company to issue up to an aggregate of 108,000,000 additional Shares at the Offer Price in connection with over-allocations in the International Offer and other stabilizing action in respect of the Shares
"Parsons Brinckerhoff"	Parsons Brinckerhoff (Asia) Ltd.
"Pearl River Delta" or "PRD"	the region commonly referred to by that name, located at the mouth of the Pearl River in the southern part of Guangdong Province in the PRC as illustrated in maps contained in this prospectus, having an area of approximately 41,698 sq. km and excluding Hong Kong and Macau
"Phase 1 West"	the 14.7 km Guangzhou to Shunde section of the Western Delta Route
"Phase 1 West PRC Partner"	Guangdong Provincial Highway Construction Company
"Phase 1 West JV"	Guangdong Guangzhou-Zhuhai West Superhighway Company Limited, application for the establishment of which is currently in progress
"Phase 1 West JV Contract"	a Sino-foreign co-operative joint venture contract expected to be entered into between the Phase 1 West PRC Partner and HHI West HK Co, and including the articles of association of the Phase 1 West JV
"PRC"	the People's Republic of China excluding, for the purposes of this prospectus, Hong Kong, Macau and Taiwan
"PRC GAAP"	generally accepted accounting principles in the People's Republic of China
"Price Determination Date"	the date, expected to be on or around 31 July, 2003, on which the Offer Price is fixed for the purpose of the Offering
"Projects"	the toll expressway projects in which the Company has an economic interest
"Public Offer"	the offer of Public Offer Shares for subscription by the public in Hong Kong at the Offer Price, on and subject to the terms and conditions stated herein and in the related application forms

"Public Offer Shares"	72,000,000 new Shares (subject to adjustment as described under "Structure of the Offering") being offered for subscription under the Public Offer
"Public Offer Underwriters"	the underwriters of the Public Offer whose names are set out in the section "Underwriting — Public Offer Underwriters"
"Public Offer Underwriting Agreement"	the underwriting agreement dated 25 July, 2003 relating to the Public Offer and entered into between, among others, the Company, Citigroup and the Public Offer Underwriters as further described under "Underwriting"
"Qualifying Hopewell Shareholders"	holders of Hopewell Shares whose names appeared on the register of members of Hopewell at the close of business on the Record Date, other than those whose addresses on such register at the close of business on the Record Date were outside Hong Kong
"Record Date"	16 July, 2003
"Regulation S"	Regulation S of the U.S. Securities Act, as amended from time to time
"Reorganisation"	the reorganisation of the Group in preparation for the Offering, details of which are set out in the paragraph headed "Corporate Reorganisation" in Appendix IX
"Ring Road JV"	Guangzhou E-S-W Ring Road Company Limited
"Ring Road JV Contract"	a Sino-foreign co-operative joint venture contract dated 23 November, 1992 (and subsequently amended) by which the Ring Road PRC Partner, HHI Ring Road Co and CKI are bound, and including the articles of association of the Ring Road JV
"Ring Road JV Partners"	CKI and the Ring Road PRC Partner
"Ring Road PRC Partner"	Guangzhou City Tongda Highway Company
"Renminbi" or "RMB"	the lawful currency for the time being of the PRC
"Rule 144A"	Rule 144A under the U.S. Securities Act, as amended from time to time
"SAFE"	the PRC State Administration of Foreign Exchange
"SFC"	the Securities and Futures Commission of Hong Kong
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share Option Scheme"	the share option scheme approved by the Company on 16 July, 2003, the principal terms of which are summarised in the section headed "Share Option Scheme" in Appendix IX
"Shareholders"	holders of Shares
"Shares"	shares of nominal value HK$0.10 each in the capital of the Company
"Shenzhen"	the Shenzhen Special Economic Zone of the PRC

"Shunde 105"	the Shunde section of National Highway 105 comprising a 31.5 km open system class I highway between the western approach of the Bijiang Bridge and the northern approach of the Xijiao Bridge
"Shunde Roads"	an open system network of four interconnected class I highways, and eight principal bridges, with a combined length of 102.4 km in Shunde, Guangdong Province consisting of Sanle Road, Longzhou Road, Bigui Road and Baian Road
"Sponsor"	Citigroup Global Markets Asia Limited
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Track Record Period"	the three years ended 30 June, 2002 and ten months ended 30 April, 2003
"Underwriters"	the Public Offer Underwriters and the International Underwriters
"Underwriting Agreements"	the Public Offer Underwriting Agreement and the International Underwriting Agreement
"US$" or "U.S. dollar"	the lawful currency of the United States of America
"USA", "U.S." or "United States"	the United States of America, its territories, its possessions and all areas subject to its jurisdiction
"US GAAP"	generally accepted accounting principles in the United States
"U.S. Securities Act"	the U.S. Securities Act of 1933, as amended from time to time
"Warrantholders"	persons who are for the time being registered in the register of holders of Warrants maintained by the Warrant registrar as holders of Warrants
"Warrants"	warrants of the Company to be created and distributed to the Qualifying Hopewell Shareholders by way of special interim distribution in kind by Hopewell (on the basis described in this prospectus) entitling the holder to subscribe for new Shares at any time from the Listing Date up to and including the day immediately preceding the third anniversary of the Listing Date; each such warrant will confer the right to subscribe an amount equivalent to the Offer Price for Shares at an initial subscription price equivalent to the Offer Price (subject to adjustment): the Warrants will be listed on the Stock Exchange and the principal terms of the Warrants are summarised in Appendix VII
"Western Delta Route"	the route for a proposed network of approximately 58 km of dual three lane toll-expressways which would be a major transportation route in the western PRD, linking Guangzhou to Zhongshan, and of which Phase 1 West is one part
"WTO"	the World Trade Organisation

GLOSSARY

The glossary contains explanations of certain terms and definitions used in this prospectus in connection with the Group and its business. The terms and their meanings may not correspond to standard industry meaning or usage of these terms.

In this prospectus, the words "road" and "highway" have the same meaning and an "expressway" is a road of the highest grade.

"expressway"(1)	a divided road with full access control for vehicles (including motorcycles) connecting particularly important political and economic centres
"class I"(1)	a divided road generally with partial access control for vehicles (including motorcycles) connecting important political and economic centres with key industrial and mining districts, harbours and airports
"class II"(1)	a road serving as a major link between political and economic centres, large industrial and mining districts, harbours, airports and major communication centres
"class III"(1)	a road connecting municipalities and counties
"class IV"(1)	a road connecting counties, towns and villages
"closed system"	a toll system in which all vehicles entering the system are known and recorded, and for which tolls are calculated by reference to the distance travelled on the expressway
"open system"	a toll system where a fixed toll is collected at each toll plaza on the highway. Vehicles travelling on the highway must stop at each toll plaza and pay the fixed toll. After paying a toll the vehicle is free to leave the highway or continue to the next toll plaza
"IC card"	a smart card utilising contactless integrated circuit technology which is issued to drivers on entry, and used to record and determine information relevant to computation of tolls on the Group's closed system highways

Note:

(1) These definitions are according to the Highways Engineering Standard JTJ 01-88 Ministerial Standard of the Ministry of Communications, PRC, 1995 edition.

Prospective applicants for the Offer Shares should consider carefully all of the information set out in this prospectus and, in particular, the following risk factors in connection with an investment in the Company.

RISKS RELATING TO THE BUSINESS OF THE GROUP

Lack of a majority or controlling interest in the Projects

The Company develops and operates the Projects through co-operative joint ventures. Co-operation and agreement with joint venture partners are important factors for the smooth operation and financial success of the Group's Projects. The Group does not have a majority or controlling interest in any of the JV Enterprises, and the Group's ability to control the policies and decisions of the JV Enterprises depends on agreement with the Group's joint venture partners and the rights of the Group under the JV Contracts. Disputes among the partners and any failure by joint venture partners to observe applicable provisions of JV Contracts could materially affect the Group's results of operations.

A decline in traffic volume may adversely affect the revenue and earnings of the Group

Revenue from the Group's toll expressways is principally dependent upon the number of motor vehicles using such roads and the applicable toll regime (see "The toll regime significantly impacts the Group's revenues and is regulated by government authorities" below).

Traffic volume is directly and indirectly affected by a number of factors, including the availability, quality, proximity and toll rate differentials of alternative roads, the existence of other means of transportation, including rail and waterway, fuel prices, taxation and environmental regulations. Although the Company believes that its toll expressways offer advantages over alternative roads, there is no assurance that such other roads or modes of transportation will not significantly improve their services and reduce their charges, and consequently adversely affect the revenue and earnings of the Group.

The volume of traffic on a given toll road is also influenced by the basis and extent of the road's connection with other parts of the local and national highway network. There can be no assurance that future changes in the highway system and network in Guangdong Province and, in particular, the PRD, will not adversely affect the traffic volume on the Group's toll expressways.

Future growth in traffic volume is expected to depend on the continued economic growth and development policies of the PRC, Guangdong Province and, in particular, the PRD and the principal cities and counties within the PRD. Any adverse changes in these economies may adversely affect the traffic volume on the Group's toll expressways.

Parsons Brinckerhoff has been engaged as the independent traffic consultant to conduct an independent traffic and revenue study for the Group's roads. See "Appendix VI — Traffic Consultant's Report". The respective traffic and revenue projections of the Group's toll expressways by Parsons Brinckerhoff were prepared using such analytical methods and models as were considered appropriate by Parsons Brinckerhoff. The projections were based on, among other things, certain assumptions regarding sociological, demographical and economic trends in Guangdong Province and the PRD. There can be no assurance that assumptions used in developing such projections, which include the absence of any adverse regulatory actions by the PRC Government, completion of new connections and market acceptance of the toll rate levels, will prove to be accurate. There can be no assurance that actual traffic volume will be in line with the projected traffic volume. Any significant shortfall in actual traffic volume may have a material adverse effect on the Group's revenue and earnings.

The Group's results of operations may be affected by competing roads and bridges and other modes of transportation

The Group's results may in the future be affected by competing routes of comparable quality to its roads and bridges and alternative modes of transportation.

The Guangdong Provincial Government and certain municipal governments in the Guangdong Province have announced plans for possible roads in the Guangdong Province, some or all of which might compete with the Group's roads. See "Competition" in "The Road Projects — The Guangzhou-Shenzhen Superhighway", "The Road Projects — The Guangzhou East-South-West Ring Road" and "The Road Projects — Phase 1 West". In particular, if the new highway along the eastern PRD coast-line is developed (see "The Road Projects — The Guangzhou-Shenzhen Superhighway — Competition — Existing and potential competing roads"), it may provide an alternative to the GS Superhighway for traffic between Guangzhou and Shenzhen and may have an impact on GS Superhighway's revenue (see "Toll Road Traffic and Revenue Study in Pearl River Delta — Sensitivity" in the traffic consultant's report set out in Appendix VI). Although the Company believes that there are significant practical and commercial barriers to effective direct competition with its roads, there can be no assurance that existing roads or modes of transportation will not significantly improve their services or reduce their charges, or that alternative roads will not be built which may charge lower tolls or provide more direct routing to locations served by the Group's toll expressways, which may adversely affect the results of operations of the Group.

Certain ancillary government approvals are outstanding for the GS Superhighway and Guangzhou E-S-W Ring Road Projects

The Group has been advised by its PRC lawyers that all material approvals for the GS Superhighway and Guangzhou E-S-W Ring Road Projects have been obtained from appropriate authorities, except:

(a) in relation to the GS Superhighway, approvals from Guangdong Provincial Government and/or other relevant authority for amendment of the GS JV Contract in respect of payment of accruing returns on investment after 1 January, 2002;

(b) in relation to the GS Superhighway, the Certificates of Building Ownership for the units of Jiaxing Building which the GS Superhighway JV has a contractual right to own;

(c) in relation to the Guangzhou E-S-W Ring Road, the land use rights certificates or other title documents for the sections of the road located within Guangzhou; and

(d) in relation to land within certain interchanges of the GS Superhighway, the land use rights certificates have not been issued as the Group is still discussing with the PRC authorities as to the permitted use of such land in addition to their use for pure interchange purposes.

Except for (a) above, all these outstanding ancillary approvals have been applied for, and the Company expects such approvals to be duly obtained in due course. However, there can be no assurance that such approvals will be obtained, and any failure to obtain any such approval might or might not have an adverse effect on the Group's operations and/or financial position.

Capital expenditure on completed Projects may be unpredictable, and the operation of the Group's toll expressways may be affected by events outside the Group's control

As operator of a toll expressway, each of the JV Enterprises is responsible at its own cost for the maintenance and repair of its toll expressway throughout the operating concession period. The continuing repair and maintenance of any highway or bridge involves significant and potentially unpredictable expenditure. There can be no assurance that the Group's operations and financial position may not be adversely affected at some time by significant unforeseen capital expenditure requirements.

There will be capital costs in implementing the system changes likely to be necessitated by proposals for new toll collection arrangements affecting toll expressways in Guangdong Province which are expected to involve the introduction of a provincial toll pass in parallel with existing toll collection arrangements (see "Proposed new toll collection arrangements have consequential risks and uncertainties" below). Although the Company has no reason to believe that such costs would be material in the context of total toll receipts from the Group's roads, there can be no assurance that significant costs will not be involved or that the revenues and earnings and financial position of the Company may not be adversely affected.

The condition and operation of the Group's toll expressways may be affected by catastrophic events such as serious adverse weather, natural disasters, epidemics and major road accidents. To date, no material events of this nature have adversely affected the operation of any of the Group's roads. However, if the condition or operation of the Group's toll expressways were seriously affected as a result of any such events, the revenue and earnings and financial position of the Company may be adversely affected.

The JV Enterprises maintain insurance cover which the Directors consider, based on the advice of the Group's insurance advisers, to be appropriate to the operations and circumstances of the Group's Projects, including public liability, property all-risk and money all-risk cover. The Phase 1 West Project (and, when established, the Phase 1 West JV) has the benefit of construction all-risk and third party liability cover in respect of the Project's development. However, neither the Group nor the JV Enterprises maintain loss-of-profits cover in respect of such events and there is never any guarantee that insurance cover can be renewed on satisfactory terms or at all.

The JV Enterprises have significant borrowings and therefore the Group's financial performance could be affected by general economic conditions and factors

The Group's Project interests are held through the JV Enterprises, all of which have significant debt obligations under bank loans borrowed to finance or refinance project costs.

All existing borrowings of the JV Enterprises are outstanding on variable interest rate terms under which interest rates will be adjusted according to market movements in interest rates. It has not been the Group's or the JV Enterprises' policy to hedge against movements in interest rates. Any significant increase in interest rates could have a significant adverse effect on the Group's revenues and earnings.

The existing borrowings of the JV Enterprises are currently scheduled to be repaid over periods significantly shorter than the concession periods for the Group's roads. Accordingly, this will reduce the availability of cash flow to fund working capital requirements, capital expenditures and other general corporate requirements.

A significant portion of the outstanding borrowings of the GS Superhighway JV is denominated in U.S. dollars. The registered capital contributed to the GS Superhighway JV by the Group is denominated in Hong Kong dollars. The JV Enterprises, which operate the Group's toll expressways, receive all of their revenues in Renminbi, and the financial statements and earnings of the JV Enterprises are expressed in Renminbi. Accordingly, the financial condition and results of operations of the JV Enterprises and the Group will be affected by changes in the value of those currencies other than Renminbi in which relevant obligations are denominated. In particular, any devaluation of the Renminbi is likely to affect the JV Enterprises' and the Group's ability to repay and service foreign currency-denominated obligations.

Toll receipts may be affected by the integrity of the toll collection systems

The possibility exists for loss or reduction of revenue if the controls on toll collection are inadequate to ensure that the correct tolls are collected and duly received by the relevant JV Enterprise from all relevant vehicles which are obliged to pay tolls.

The GS Superhighway and the Guangzhou E-S-W Ring Road are closed system expressways with computerised toll validation. All of the Group's toll expressways utilise computerised surveillance systems and strict checks and balances are in place to ensure staff accountability. There can be no assurance, however, that such controls and systems will remain adequate in the future and that toll receipts and consequently the Group's revenues and results of operation would not be adversely affected. In particular, there are proposals for new toll collection arrangements affecting toll expressways in Guangdong Province which are expected to involve the introduction of a provincial toll pass in parallel with existing toll collection arrangements but which have not yet been fully developed. (See "Proposed new toll collection arrangements have consequential risks and uncertainties" below).

The Company will be controlled by Hopewell, whose interests may differ from those of the Company's other shareholders

Immediately following the Offering (and assuming that the Over-allotment Option is exercised in full), Hopewell will own a total of approximately 72.3% of the Company's issued share capital. This ownership percentage will enable Hopewell to elect the Company's entire board of directors without the concurrence of any of the Company's other shareholders. Accordingly, Hopewell will be in a position (subject to applicable Cayman Islands laws and regulations and relevant provisions of the Company's articles of association) to:

- control the policies, management and affairs of the Company;
- determine the timing and amount of dividend payments;
- adopt amendments to certain of the provisions of the Company's articles of association; and
- otherwise determine the outcome of most corporate actions, including the enforcement of indemnities against Hopewell, and, subject to the requirements of the Listing Rules, cause the Company to effect corporate transactions without the approval of minority shareholders.

Hopewell's interests may sometimes conflict with those of the Company's minority shareholders. There can be no assurance that Hopewell, as controlling shareholder, will always vote its shares in the same way as the Company's other shareholders.

RISKS RELATING TO PHASE 1 WEST AND FUTURE PROJECTS

Approvals, JV Contract and financing remain to be concluded

The development of a major infrastructure project typically requires substantial funding and several years of construction. In the PRC, road infrastructure projects also involve a complex and lengthy process of formal official and governmental authorisations and approvals as well as significant administrative and logistical difficulties concerning acquisition and usage of land rights. In-principle financing commitments have been obtained in relation to Phase 1 West which are expected to be confirmed in due course with formal binding facilities. Various approvals for the Phase 1 West Project have yet to be obtained from appropriate authorities, including the formal approval for the restructuring of the Western Delta Route project which is required from the Guangdong Commission of Foreign Trade and Economic Cooperation ("Guangdong COFTEC") or its successor. In addition, although the terms of the Phase 1 West JV Contract have been substantially settled as between the parties, there can be no assurance that the Phase 1 West PRC Partner will enter into the Phase 1 West JV Contract or that the terms of the JV Contract will not change before the Phase 1 West JV is established.

The necessary approvals from Guangdong COFTEC have been applied for and preliminary approval has been obtained. Following completion of the various formal notifications required to be given to certain creditors, the Company expects the final approval to be duly obtained in due course (see "The Road Projects — Phase 1 West — Approval Process for Phase 1 West"). However, there can be no assurance that such approvals will be obtained either in the terms applied for or at all, and any failure to

obtain any such approval could have an adverse effect on the Group's operations and financial position. Furthermore, there can be no guarantee in relation to any other possible future projects that financing can be obtained, either on satisfactory terms or at all, or that requisite approvals for the project can be obtained at the necessary time.

Cost overruns and delays may adversely affect the Group's results of operations

Considerable capital expenditure is required for most road projects during the construction period and it generally takes several years for a project to be completed and to begin generating income. The construction period and the capital required to complete any given project may be affected by different factors, including delay in land acquisition, shortages of construction materials, equipment and labour, bad weather conditions, natural disasters, disputes with workers or contractors, accidents, changes in government policies and other unforeseen difficulties or circumstances. Delay in completion of a particular project may result from any such events, resulting in cost overruns and loss of income. Significant delays and cost overruns in road construction may adversely affect the earnings and cashflow of a toll road operator.

Phase 1 West is expected to be completed by mid-2004. However, notwithstanding fixed price construction and land acquisition contracts, Phase 1 West may experience cost overruns or delays in its completion and any significant cost overruns or delays in completion of the Project may adversely affect the results of operations of the Group.

Future growth prospects will be affected by the Group's ability to develop new projects and the pursuit of new projects may not be successful

The future growth prospects of the Group will depend to some extent upon its ability to develop further infrastructure projects. The development of future projects could be affected by many factors, including general political and economic conditions in the PRC, prevailing interest rates, construction cost and the cost and availability of necessary land or land use rights. The Group's capability to develop further projects will depend on its ability to obtain relevant government approvals, to reach agreement with potential joint venture partners on satisfactory commercial and technical terms and to enter into binding contracts with such parties. While the Group is experienced in conducting such negotiations, it cannot guarantee success with respect to any particular project. Each project will also require certain government consents and approvals as part of the development process, the obtaining of which cannot be guaranteed.

In particular, there can be no assurance that the development of the bridge-tunnel project connecting Zhuhai in Guangdong and Macau with Hong Kong will proceed or that if it does proceed, the Company would have the opportunity to participate in such project either on terms satisfactory to it or at all. Furthermore, in order for Phases 2 and 3 of the Western Delta Route to proceed, a number of key matters such as route alignment and terms of concession will require to be further negotiated and finalised with the relevant PRC authorities, and there can be no assurance that such matters can be resolved, either on satisfactory terms or at all, or that Phases 2 and 3 will proceed at all. There can also be no assurance that the Group's future projects will provide terms that are equivalent to or as favourable as the Group's existing Projects. However, the Company will only pursue opportunities which the Company believes will generate a satisfactory return on investment. Failure to develop new projects will adversely affect the Group's growth prospects.

RISKS RELATING TO DIVIDENDS AND CASH FLOW

Dividend payments by the Company to Shareholders are dependent on profit distributions from the Group's JV Enterprises in the PRC

The Group's revenues and the availability of profits which may be distributed by the Company will be significantly dependent on revenues and distributions of profits from the Projects operated by the JV

Enterprises. The profits available for distribution by the Company to its Shareholders are therefore dependent on profits available for distribution to the Group by the JV Enterprises. Profits of the JV Enterprises are determined in accordance with PRC GAAP and the terms of the JV Contracts. Such profits differ from those that would be reached using IFRS in certain significant respects, including the use of different bases of recognition of revenue and expenses. In addition, under the relevant PRC financial regulations, profits available for distribution are determined after transfers to statutory reserve funds required under PRC law.

Distributions by the JV Enterprises require the unanimous approval by the board of directors present at a board meeting of the relevant JV Enterprise in accordance with the terms of the JV Contracts. Each joint venture partner's entitlement to the relevant JV Enterprise's profit, net cash flow or net operating income (as the case may be) is fixed by the relevant JV Contract. In addition to the requirement that there are sufficient profits available for distribution, the ability of the JV Enterprises to make distributions to the Group will depend on availability of cash, after taking into account, among other things, capital expenditure and debt service commitments of the relevant JV Enterprise. The financing agreements governing the loan facilities extended to the various JV Enterprises also contain provisions which may restrict profit distributions to the Group by reference to, among other things, the total cash reserve of the relevant JV Enterprise at the relevant time (see sections on financing arrangements in "The Road Projects"). Under current PRC foreign exchange regulations, the JV Enterprises will be able to make profit distribution payments in foreign currency without prior approval from SAFE by complying with certain procedural requirements. However, there can be no assurance that this will remain the case (see "Government control of currency conversion may adversely affect the Group's operations and financial results" below). As such, if there are little or no profit distributions by the JV Enterprises, dividend payments by the Company to its Shareholders will be adversely affected.

The Group's depreciation costs are variable and subject to traffic volume

Each of the Group's JV Enterprises depreciates its fixed assets in a straight line manner. However, consistent with IFRS, the Group adopts the rate of usage method, which is calculated to write off costs, commencing from the date of commencement of commercial operations, based on the ratio of actual traffic volume compared to the total expected traffic volume over the remainder of the relevant concession period. Given a specific concession period, which is usually dictated by the joint venture period and therefore varies from one project to another, the annual depreciation charge is dependent on actual usage relative to the projected traffic volume for the remaining concession period for the particular project. The projected traffic volume is derived from the Group's estimates which are based on independent and/or internal research. However, in each case, the actual traffic volume achieved could be different which would affect the Group's results of operations.

Inter-company dividend transactions prior to the separate existence of the Group are not representative of future dividend policy

During the year ended 30 June, 2002, the Group had declared an inter-company dividend of HK$2,200 million which was left outstanding on current account in favour of the Hopewell Group. No cash dividend was paid. Of their very nature, such historic inter-company transactions will not be representative of future dividend payments. The amounts left outstanding on current account have subsequently been capitalised as part of the reorganisation leading to the separate establishment of the Group in anticipation of the Offering or repaid out of the net proceeds of the Offering (see "Financial Information — Management's Discussion and Analysis of Financial Condition and Results of Operations — Statement of Indebtedness and Contingent Liabilities — Inter-company items"). The Company's dividend policy is described in "Financial Information — Dividend Policy".

RISKS RELATING TO PRC TOLL ROAD SECTOR

The toll regime significantly impacts the Group's revenues and is regulated by government authorities

All toll rates for the Group's toll expressways are subject to the regulation of the relevant government authorities. Toll rates require approval by the Guangdong Provincial Price Bureau and the Guangdong Provincial Communications Bureau and the toll rates are based on vehicle classification and a stepped scale in multiples of the base charge for the smallest category of vehicles. For closed system expressways, toll rates are in the form of a rate per km travelled. The relevant JV Enterprise can propose or apply for rate changes. Factors taken into account by the Guangdong Provincial Price Bureau and the Guangdong Provincial Communications Bureau when setting toll rates or approving rate changes include traffic flow, construction costs of the expressways, prospective recovery period of investment, loan repayment terms, inflation rate, management, operation and maintenance costs of the expressways and affordability to end-users. While the Guangdong Provincial Price Bureau and the Guangdong Provincial Communications Bureau have in the past approved applications for toll rate increases made by the JV Enterprises, there can be no assurance that the Guangdong Provincial Price Bureau and the Guangdong Provincial Communications Bureau will approve a future request in a timely manner or at all or that the Guangdong Provincial Price Bureau and the Guangdong Provincial Communications Bureau or any other governmental authority will not at any time request a toll rate reduction.

Pursuant to a notice issued by the Guangdong Provincial Government in January, 1998, all vehicles which pass toll payment points on toll roads in Guangdong Province are required to pay tolls at the prescribed rates, except for certain exempted vehicles (which currently include military vehicles, fire engines, police vehicles, ambulances and hearses which are on duty, as well as vehicles which are exempted from paying road maintenance fees by the Guangdong Provincial Government). For the year ended 30 December, 2002, exempted vehicles constituted, in the aggregate, approximately 3.9% of all vehicles using the Group's toll expressways. There can be no assurance that categories or number of exempted vehicles will not increase such that toll receipts are materially adversely impacted.

Changes to the provincial government's transportation-related policies may impact the Group's revenues and earnings

The Group's operations, along with those of other toll road operators in the PRC, are sensitive to changes in the PRC Government's policies relating to all aspects of the transportation sector, for example, provincial and municipal transportation networks, traffic regulation, licensing and registration of vehicles, transfers of operating rights, toll regime and the planning, development, construction and management of highways in the PRC. There is no assurance that changes in such policies would not have an adverse effect on the revenue or results of operations of the Group.

Pursuant to a directive dated 23 April, 2003 issued by the Ministry of Communications, all toll roads in the PRC have to comply with the vehicle classification system set out in the directive (i.e. passenger vehicles are to be classified according to number of passenger seats and goods vehicles are to be classified according to tonnage). While this recent directive has no noticeable effect on the revenue or results of operations of the Group, there can be no assurance that future directives, notices or changes in the government's transportation-related policies would not have an adverse effect on the revenue or results of operations of the Group.

Proposed new toll collection arrangements have consequential risks and uncertainties

Proposals have been announced for the phased introduction in Guangdong Province of new toll collection arrangements aimed at increasing traffic efficiency on toll expressways in the province, which are expected to involve the introduction, in parallel with existing toll collection arrangements, of a provincial toll pass, and the establishment of non-stop toll lanes. See "The Road Projects — Guangzhou-Shenzhen Superhighway — Operations — Recent Developments". The Company expects that

introduction of the new arrangements will involve capital expenditure on, among other things, adapting toll plazas to accommodate dedicated toll pass lanes as well as new computer-based systems to monitor usage and calculate toll entitlements. There is no assurance that the costs involved would not have an adverse impact on the Group's results of operations.

The proposals will also change the arrangements by which the JV Enterprises receive toll receipts in respect of vehicles using provincial toll passes. The details of the arrangements have yet to be finalised and, as such, there can be no certainty as to the consequences of such arrangements on the JV Enterprises, including without limitation the timing of payment of tolls collected by a new central collection agency to the JV Enterprises and related costs and charges. There can be no assurance that the Group's revenues and results of operations will not be adversely affected.

The Company expects to implement the proposals in 2004. Initial system errors and deficiencies may occur during implementation. There can be no assurance that any losses due to such errors and/or deficiencies would not have an adverse impact on the Group's financial condition and results of operations.

The imposition of restrictions or onerous requirements by governmental authorities could adversely affect the Group's Projects

The entitlements of the JV Enterprises to operate the Group's roads and to collect tolls are governed by the relevant JV Contract and depend on the concessions established by the JV Contracts. Each of the Group's JV Contracts has been approved by all appropriate PRC governmental authorities and each of the Group's PRC partners is a State-owned enterprise established with the authorisation of the relevant provincial or municipal government. For these reasons, the Company has no reason to consider it likely that the terms of any of the JV Contracts for the Projects will be altered at the instigation of governmental authorities without the Group's consent. However, there can be no assurance that such an event may not occur, and the imposition by governmental authorities of any onerous or adverse change to such arrangements could have an adverse effect on the Group's financial position and results of operations.

The Group's Projects form an integral part of the development of the highway network within the PRD. The development of this wider network involves, among other things, the construction of other roads which will connect to, and act as feeders for, the Group's expressways. Such new connections will typically serve to enhance traffic volume on the Group's expressways consistent with the Group's strategies. Since completion of the GS Superhighway, there have been a further four expressways subsequently connected to it. In each case, the GS Superhighway JV has been consulted in advance by the governmental authority having responsibility for the particular development, and terms satisfactory to the Group have been agreed for the allocation and sharing of costs of the inter-connection. However, there can be no guarantee that future connections to the Group's expressways, or other developments adjacent to or affecting the Group's expressways, will be carried out on a basis satisfactory to the Group. Accordingly, there can be no assurance that a future dispute, or inability to reach satisfactory agreement, with governmental authorities or other parties concerning any such new development could not have an adverse effect on the Group's financial position or results of operations.

RISKS RELATING TO THE PRC

Economic, political and social conditions, as well as government policies, in the PRC could affect the Group's results of operations

The economy of the PRC has been transitioning from a planned economy to a more market-oriented economy and the PRC Government has been pursuing economic reform policies emphasising greater decentralisation and generally encouraging private economic activity for over a decade.

Although the Company believes that the overall effect of the economic reforms adopted by the PRC Government on the economic development of the PRC has been positive, there can be no assurance that such measures, or other policies to be adopted in the future, will be effective or consistently applied. Furthermore, some of these measures/policies benefit the overall economy of the PRC, but may also have a negative impact on the Group. For example, the Group's results of operations and financial condition may be adversely affected by government control over capital investments or changes in tax regulations applicable to the JV Enterprises or the Group.

The PRD has benefited from a range of special policies designed to encourage foreign investment. The rapid development of the PRD over the past 15 years has been in part due to large-scale foreign investment, especially from Hong Kong and Taiwan, and particularly in export-oriented manufacturing. No assurance can be given that the PRC Government will continue to pursue the special policies benefiting the PRD or that such policies may not be significantly altered. If any such change in policies were to occur which adversely affected the growth of the region, toll receipts from Projects, or the rate of growth in toll receipts, would also be adversely affected.

The PRC legal system has inherent uncertainties that may limit the legal protections available to the Group

The PRC Government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organisation and governance, commerce, taxation and trade. There remain, however, material differences between the company, securities, investment and tax laws and regulations of the PRC and those of most Organisation for Economic Co-operation and Development ("OECD") countries. In addition, the PRC legal system is based on statutes, and court cases do not constitute binding precedents. As these laws, regulations and legal requirements are relatively new and because of the limited volume of published case law and judicial interpretations and the non-binding nature of prior court decisions, the interpretation and enforcement of these laws, regulations and legal requirements involve uncertainties. These uncertainties could limit the legal protection or recourse available to the Group.

The preferential tax treatment applicable to the Projects may not continue

In order to encourage foreign investment in the PRC, certain Sino-foreign joint ventures, including the Group's JV Enterprises, have enjoyed preferential tax treatment in the past years. (See "The Road Projects — The Guangzhou-Shenzhen Superhighway — Taxation", "The Road Projects — The Guangzhou East-South-West Ring Road — Taxation" and "The Road Projects — Phase 1 West — Taxation"). No assurance can be given that the current policy in the PRC with respect to such preferential treatment will continue or that the existing preferential tax treatment enjoyed by the JV Enterprises will not be cancelled or unfavourably amended.

Government control of currency conversion may adversely affect the Group's operations and financial results

The JV Enterprises which operate the Group's toll expressways receive all of their revenues in Renminbi, which currently is not a freely convertible currency. A portion of these revenues must be converted into other currencies to meet the JV Enterprises' own foreign currency obligations. These foreign currency-denominated obligations include:

- payment of interest and principal on foreign currency-denominated debt;
- payment of profit distributions to foreign joint venture partners as and when such profit distributions are, or may be, resolved to be made;

- repatriation of capital contribution to foreign joint venture partners of co-operative joint ventures; and
- payment of return on investment contributed by foreign joint venture partners.

Under the PRC's existing foreign exchange regulations, the JV Enterprises will be able to undertake current account foreign exchange transactions, including profit distribution payments, without prior approval from SAFE by complying with certain procedural requirements. However, there can be no assurance that the PRC Government will not impose more onerous procedural requirements in the future. The PRC Government has stated publicly that it intends to make Renminbi freely convertible in the future. However, uncertainty exists as to whether the PRC Government may restrict access to foreign currency for current account transactions if foreign currency becomes scarce in the PRC.

Foreign exchange transactions of a capital nature, including foreign currency-denominated borrowings from foreign lenders and principal payments in respect of foreign currency-denominated obligations to both Chinese and foreign lenders, continue to be subject to foreign exchange controls and require registration with and/or verification by SAFE. These limitations could affect the ability of the JV Enterprises to obtain foreign exchange through debt or equity financing, or to obtain foreign exchange for capital expenditures. Approval from SAFE for payment to the Group of accruing returns on its investment in GS Superhighway JV is also required, and SAFE has required that the GS JV Contract be amended before further payment of accruing returns may be made (such amendment has not yet been made or applied for). The Group's results of operations could be adversely affected if the JV Enterprises cannot obtain the required foreign currency in a timely manner due to these limitations on foreign exchange.

Fluctuation of the Renminbi could materially affect the Group's financial condition and results of operations

The JV Enterprises which operate the Group's toll expressways receive all of their revenues in Renminbi, and the financial statements and earnings of the JV Enterprises are expressed in Renminbi. The value of Renminbi fluctuates and is subject to changes in political and economic conditions in the PRC. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People's Bank of China, which are set daily based on the previous day's interbank foreign exchange market rates and current exchange rates on the world financial markets. This managed float has maintained relative stability for the official exchange rate for the conversion of Renminbi to U.S. dollars. Any changes in or removal of the managed float system may result in increased volatility and/or devaluation of the Renminbi. Any devaluation of the Renminbi would adversely affect the value of the JV Enterprises' revenues and earnings in foreign currency terms. Moreover, the financial condition and results of operations of the JV Enterprises and the Group may be adversely affected by changes in the value of certain currencies other than the Renminbi in which their financial and other obligations are denominated. In particular, devaluation of the Renminbi relative to the U.S. dollar and/or Hong Kong dollar could increase the portion of the cash flow of the JV Enterprises and the Group respectively which is required to satisfy obligations denominated in U.S. dollars and/or Hong Kong dollars (see "The JV Enterprises have significant borrowings and therefore the Group's financial performance could be affected by general economic conditions and factors" above).

RISKS RELATING TO THE OFFERING

The liquidity and price of the Shares following the Offering may be volatile

The price and trading volume of the Shares may be highly volatile. Factors such as variations in the Company's revenues, earnings and cashflows and proposals of new investments, strategic alliances and/or acquisitions, fluctuations in traffic volume and toll rates to fluctuations in prices for comparable companies could cause the price of the Shares to change. Any such developments may result in large and

sudden changes in the volume and price at which the Shares will trade. There is no assurance that these developments will not occur in the future. In addition, as no public market for the Shares existed prior to the Offering, there can be no assurance that a liquid public market for the Shares will develop or be sustained after the Offering.

Future sales of substantial amounts of the Shares in the public market could adversely affect the price of the Shares

Hopewell has entered into an agreement restricting, among other things, the ability of Hopewell and other members of the Hopewell Group to sell Shares during the 12 months from the Listing Date (see "Underwriting — Underwriting Arrangements and Expenses — Undertakings"). No other shareholder or potential shareholder of the Company has entered into any similar agreement. In particular, Bank of China (Hong Kong) Limited has an option exercisable at any time during the period commencing on the Listing Date and ending on the date falling 36 months thereafter (both dates inclusive) to acquire from Hopewell Shares representing up to 5% of the existing issued share capital of the Company at the Listing Date (see "Substantial Shareholders — BOC Option"). The sale of substantial amounts of Shares in the public market by any one or more shareholders could have a material adverse effect on the price of the Shares.

Certain statistics are derived from publications not independently verified by the Group, the Underwriters or their respective advisors

Facts and statistics in this prospectus relating to the PRC's economy and its transportation sector are derived from available publications. Whilst the Directors have taken reasonable care to ensure that the facts and statistics presented are accurately reproduced from such sources, they have not been independently verified by the Company, the Underwriters or their respective advisors and, therefore, the Company makes no representation as to the accuracy of such facts and statistics, which may not be consistent with other information compiled within or outside the PRC. Due to possibly flawed or ineffective collection methods and other problems, the statistics herein may be inaccurate or may not be comparable to statistics produced for other economies and should not be unduly relied upon. Further, there can be no assurance that they are stated or compiled on the same basis or with the same degree of accuracy as may be the case elsewhere.

There may be possible deviation in the actual use of proceeds from the Offering from the intended use

The intended use of the proceeds from the Offering is set out under the section headed "Use of Proceeds". It is the Directors' current intention to apply the net proceeds from the Offering in the manner described in such section. However, as new business opportunities arise or as unforeseen events occur, the Directors may (if they consider it to be in the best interests of the Group) reallocate all or part of the net proceeds to other business plans or new projects or to other uses or hold such funds in bank accounts or with financial institutions or as other treasury instruments. As a consequence, the actual application of the proceeds from the Offering may deviate from the intended use as described in this prospectus. The Company will issue an announcement and make disclosure in its annual report for the relevant year in the event there is a material deviation in the use of the Offering proceeds from the intended use as described in this prospectus.

Forward-looking statements contained in this prospectus may not be fulfilled

This prospectus contains forward-looking statements, including statements regarding, among other items:

- the Group's business and operating strategies;
- the Group's capital expenditure plans;

- the Group's operations and business prospects;
- the Group's financial condition and results of operations;
- the industry regulatory environment as well as the industry outlook generally; and
- future developments in the transportation industry in the PRC.

The words "anticipate", "believe", "could", "estimate", "forecast", "project", "expect", "intend", "may", "plan", "seek", "will", "would" and similar expressions, as they relate to the Group, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond the Group's control. In addition, these forward-looking statements reflect the Company's current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors including, but not limited to, the risk factors set forth in this "Risk Factors" section and the following:

- any changes in the Ministry of Communications' policies in relation to provincial and municipal highway networks, transfers of operating rights, toll rates and the planning, development, construction and management aspects of highways in the PRC;
- any changes in the regulatory policies of the PRC Government, the Guangdong Provincial Government and other relevant government authorities relating to, among other things, joint venture arrangements and capital investment priorities;
- the effects of competition on the demand for and change in toll rates of the Projects;
- the development of new routes affecting the Group's current and future business;
- changes in political, economic, legal and social conditions in the PRC, including the PRC Government's specific policies with respect to economic growth, inflation, foreign exchange, institutional lending policies and the availability of credit; and
- changes in population growth and GDP growth and the impact of those changes on the demand for the Projects.

Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus might not occur in the way the Company expects, or at all. Accordingly, investors should not place undue reliance on any forward-looking information.

Assumptions relied on by independent consultants and experts may not be accurate

FPD has been engaged as the independent business valuer to prepare a business valuation, and Parsons Brinckerhoff has been engaged as the independent traffic consultant to conduct an independent traffic and revenue study for the Group's roads. See "Appendix V — Business Valuation" and "Appendix VI — Traffic Consultant's Report". The respective business valuation by FPD and traffic and revenue projections of the Group's toll expressways by Parsons Brinckerhoff were prepared using such analytical methods and models as were considered appropriate by FPD and Parsons Brinckerhoff. FPD's valuation and Parsons Brinckerhoff's projections were based on, among other things, certain assumptions regarding sociological, demographical and economic trends in Guangdong Province and the PRD. Specifically, FPD's valuation applies the income approach technique known as the discounted cash flow method, under which a present value is arrived at by discounting anticipated future cash flows at market-driven required rates of return considered to be appropriate for the risks and hazards of the business. The required rates of return applied in the business valuation in respect of each of the GS Superhighway Project, Guangzhou E-S-W Ring Road Project and the Phase 1 West Project were 11.5%, 11.5% and 13.2% respectively. There can be no assurance that assumptions used in developing such projections, which include the absence of any adverse regulatory actions by the PRC Government, completion of new connections and market acceptance of the toll rate levels, will prove to be accurate or that the discount rates adopted by FPD will be representative of returns from comparable or alternative forms of investment over the period or periods concerned.

DIRECTORS' RESPONSIBILITY FOR THE CONTENTS OF THIS PROSPECTUS

This prospectus, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Companies Ordinance and the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:

(a) the information contained in this prospectus is accurate and complete in all material respects and not misleading;

(b) there are no other matters the omission of which would make any statement in this prospectus misleading; and

(c) all opinions expressed in this prospectus have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

UNDERWRITING

This prospectus is published solely in connection with the Public Offer. For applicants under the Public Offer, this prospectus and the **WHITE** and **YELLOW** application forms set out the terms and conditions of the Public Offer.

The Public Offer is part of the Offering which comprises the Public Offer of initially 72,000,000 Public Offer Shares and the International Offer of initially 648,000,000 International Offer Shares.

The Public Offer is sponsored by Citigroup, and is fully underwritten by the Public Offer Underwriters. The International Offer is managed by Citigroup and is expected to be fully underwritten by the International Underwriters.

If, for any reason, the Offer Price is not agreed between Citigroup (on behalf of the Underwriters) and the Company, the Offering will not proceed.

SELLING RESTRICTIONS

No action has been taken to permit an offering of the Offer Shares or the distribution of this prospectus to the public in any jurisdiction other than in Hong Kong and, solely in connection with the Japanese public offer without listing, Japan. Accordingly, this prospectus may not be used for the purpose of, and does not constitute, an offer or invitation in any jurisdiction or in any circumstances in which such an offer or invitation is not authorised or to any person to whom it is unlawful to make such an offer or invitation.

The Public Offer Shares are offered solely on the basis of the information contained and the representations made in this prospectus. No person is authorised in connection with the Public Offer to give any information or to make any representation not contained in this prospectus. Any information or representation not contained in this prospectus must not be relied upon as having been authorised by the Company, the Underwriters, any of their respective directors or any other person involved in the Offering.

United States

The Offer Shares have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, United States persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act. The Offer Shares are not being offered or sold in the United States except through certain of the Underwriters only to qualified institutional buyers as defined in Rule 144A under the U.S. Securities Act ("Rule 144A"), in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A. Subsequent transfers will also be limited.

The Offer Shares are being offered and sold outside the United States in reliance on Regulation S under the U.S. Securities Act.

In addition, until 40 days after the commencement of the offer of Offer Shares, an offer or sale of Offer Shares within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if that offer or sale is made otherwise than in accordance with Rule 144A.

United Kingdom

The Offer Shares may not be offered or sold and, prior to the expiry of a period of six months from the date on which dealings in the Shares commence on the Stock Exchange, may not be offered or sold in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. In addition, no person may communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any Offer Shares except in circumstances in which section 21(1) of the FSMA does not apply to the Company.

Singapore

This prospectus has not been, and will not be, registered as a prospectus with the Monetary Authority of Singapore and the Offer Shares will be offered in Singapore pursuant to an exemption invoked under section 274 and section 275 of the Securities and Futures Act 2001, Chapter 289 of Singapore (the "SFA"). Accordingly, the Offer Shares may not be offered or sold or be made the subject of an invitation for subscription or purchase nor may this prospectus nor any document or other material in connection with the Offering be issued, circulated or distributed, either directly or indirectly, to the public or any member of the public in Singapore, other than (i) to an institutional investor or other person specified in section 274 of the SFA, (ii) to a sophisticated investor, and in accordance with the conditions, specified in section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any applicable provisions of the SFA.

Japan

It is expected that a public offering without listing of the Offer Shares will be made in Japan. The Offer Shares will not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and all other applicable laws and regulations of Japan. As used in this paragraph, "resident of Japan" means any person residing in Japan, including any corporation or other entity organized under the laws of Japan.

France

This prospectus is not being distributed in the context of a public offer in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code, and has not been submitted to the *Commission des Opérations de Bourse* for prior approval. This prospectus is not to be further distributed or reproduced (in whole or in part) by its recipients and has been distributed on the undertaking that such recipients will only participate in the issue or sale of the Offer Shares for their

own account and undertake not to transfer, directly or indirectly, the Offer Shares to the public in France, other than in each case in compliance with applicable laws and regulations. The Offer Shares may not be offered or sold, directly or indirectly, to the public in France, and copies of this prospectus or any other offering material relating to the Offer Shares may not be distributed or caused to be distributed to the public in France. Any offers, sales and distributions have only been and shall only be made in France to qualified investors *(investisseurs qualifiés)* as defined in and in accordance with Article L. 411-2 of the French Monetary and Financial Code and Decree no. 98-880 dated 1 October, 1998.

Netherlands

The Offer Shares may not be offered, sold, transferred or delivered, directly or indirectly, in the Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus nor any other document in respect of the Offering may be distributed or circulated in the Netherlands, other than to persons who trade or invest in securities in the conduct of a profession or business (which include, without limitation, banks, stockbrokers, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises).

Italy

The offering of the Offer Shares has not been cleared by CONSOB (the Italian securities exchange commission) pursuant to Italian securities legislation and, accordingly, no Offer Shares may be offered, sold or delivered, nor may copies of this prospectus or of any other document relating to the Offer Shares be distributed in the Republic of Italy, except (i) to professional investors *(operatori qualificati)*, as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, (ii) in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of 24 February, 1998 (the "Financial Services Act") and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended or (iii) to an Italian resident who submits an unsolicited offer to purchase the Offer Shares. Any offer, sale or delivery of the Offer Shares or distribution of copies of this prospectus or any other document relating to the Offer Shares in the Republic of Italy under (i) or (ii) above must be (a) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act and Legislative Decree No. 385 of 1 September, 1993 (the "Banking Act"), (b) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy and (c) in compliance with any other applicable laws and regulations.

Cayman Islands

No offer of Offer Shares may be made to the public in the Cayman Islands.

APPLICATION FOR LISTING ON THE STOCK EXCHANGE

Application has been made to the Listing Committee of the Stock Exchange for listing of, and permission to deal in, the Shares in issue, the Shares to be issued pursuant to the Offering, and any Shares which may be issued pursuant to the exercise of the Over-allotment Option or upon exercise of options granted under the Share Option Scheme, and the Warrants and any Shares which fall to be issued upon the exercise of the subscription rights attaching to the Warrants. No part of the share or loan capital of the Company is listed or dealt in on any other stock exchange and no such listing or permission to deal is being or is proposed to be sought.

Any allotment made in respect of any application will be void if permission for listing of, and dealing in, the Shares on the Stock Exchange has been refused before the expiration of three weeks from 31 July, 2003 (being the date of closing of the application lists for the Public Offer), or such longer period not exceeding six weeks as may, within the said three weeks, be notified to the Company by or on behalf of the Stock Exchange.

ELIGIBILITY FOR ADMISSION INTO CCASS

Subject to the granting of listing of, and permission to deal in, the Shares and the Warrants on the Stock Exchange and the compliance with the stock admission requirements of HKSCC, the Shares and the Warrants will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the date of commencement of dealings in the Shares and the Warrants on the Stock Exchange or on any other date HKSCC chooses. Settlement of transactions between participants of the Stock Exchange is required to take place in CCASS on the second business day after any trading day.

All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

All necessary arrangements have been made for the Shares and the Warrants to be admitted into CCASS.

HONG KONG REGISTER

All Shares issued pursuant to applications made in the Offering, and all the Warrants, will upon listing be registered on the Company's branch register of members, and its register of warrantholders, to be maintained in Hong Kong. The Company's principal register of members will be maintained in the Cayman Islands. Only shares registered on the Company's branch register of members maintained in Hong Kong, and the Warrants registered on the register of warrantholders maintained in Hong Kong, may be traded on the Stock Exchange.

STAMP DUTY

All the Offer Shares will be registered on the Hong Kong register of members of the Company and the Warrants will upon listing be registered on the register of warrantholders maintained in Hong Kong. Dealings in Shares and Warrants registered on the Hong Kong register of members and the register of warrantholders will be subject to Hong Kong stamp duty.

PROFESSIONAL TAX ADVICE RECOMMENDED

Persons who are unsure about the taxation implications of the subscription, purchase, holding or disposal of, dealing in, or the exercise of any rights in relation to, the Offer Shares and/or the Warrants should consult an expert.

The Company, the Directors, the Underwriters and any other person involved in the Offering do not accept responsibility for any tax effects on or liabilities resulting from the subscription for, or purchase, holding or disposal of, or dealing in or the exercise of any rights in relation to, the Offer Shares or the Warrants.

STABILIZATION AND OVER-ALLOTMENT

In connection with the Offering, Citigroup, on behalf of the International Underwriters, or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Shares at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there is no obligation on Citigroup or any person acting for it to do this. Such stabilizing action, if taken, may be discontinued at any time, and is required to be brought to an end after a limited period.

In connection with the Offering, the Company intends to grant to Citigroup, on behalf of the International Underwriters, the Over-allotment Option which will be exercisable by Citigroup on behalf of the International Underwriters at any time from the date of the International Underwriting Agreement up to the date which is the 30th day after the last date for lodging application forms under the Public

Offer. Pursuant to the Over-allotment Option, the Company may be required to issue and allot at the Offer Price up to an aggregate of 108,000,000 additional Shares, representing 15% of the total number of Shares initially available under the Offering, in connection with over-allocations in the International Offer, if any, and other stabilizing action in respect of the Shares.

Further details with respect to stabilization and the Over-allotment Option are set out under "Structure of the Offering — Over-allotment Option and Stabilization".

PROCEDURE FOR APPLICATION FOR PUBLIC OFFER SHARES

The procedures for applying for the Public Offer Shares are set out under "How to apply for Public Offer Shares", "Further Terms and Conditions of the Public Offer", and the relevant application forms.

The Company and/or Citigroup will have full discretion to reject any application for Public Offer Shares in full or in part.

CONDITIONS OF THE PUBLIC OFFER

Details of the conditions of the Public Offer are set out under "Structure of the Offering — Conditions of the Public Offer".

STRUCTURE OF THE OFFERING

Details of the structure of the Offering are set out under the section headed "Structure of the Offering".

EXCHANGE RATE CONVERSION

Solely for convenience, this prospectus contains translations of certain Renminbi amounts into U.S. dollars and Hong Kong dollars. Unless otherwise indicated, such translations have been made at rates of US$1.00 = RMB8.28 and HK$1.00 = RMB1.06, being the People's Bank of China ("PBOC") rates prevailing on 30 April, 2003.

These translations are provided by way of illustration only and no representation is made, and none should be construed as being made, that the Renminbi amounts set out in this prospectus could be or could have been converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate on the date or dates in question or any other date.

DIRECTORS AND PARTIES INVOLVED IN THE OFFERING

DIRECTORS

Name	Address	Nationality
Executive Directors		
Sir Gordon Ying Sheung WU, *Chairman*	25 Perkins Road Jardine's Lookout Hong Kong	British
Eddie Ping Chang HO, *Vice Chairman*	2B Hollywood Heights No. 6 Old Peak Road Hong Kong	British
Thomas Jefferson WU, *Managing Director*	25 Perkins Road Jardine's Lookout Hong Kong	British
Alan Chi Hung CHAN, *Deputy Managing Director*	Flat 808, Block 47 Heng Fa Chuen Chai Wan Hong Kong	British
Leo Kwok Kee LEUNG	15B Yae Lam Court Lucky Plaza Shatin New Territories Hong Kong	British
Lijia HUANG	Room 503 38 Dong Chang Nan Jie Guangzhou PRC	Chinese
Cheng Hui JIA	Flat A, 13th Floor Broadville No. 4 Broadwood Road Hong Kong	Chinese
Christopher Shih Ming IP	20B 9 Brewin Path Hong Kong	American

Name	Address	Nationality
Independent non-executive Directors		
Philip Tsung Cheng FEI	38-6 Lane 260 Kuan Fu South Road Taipei Taiwan	Taiwanese
Lee Yick NAM	Flat C, 19th Floor 10 Tai Hang Road Hong Kong	Chinese
Gordon YEN	6B La Clare Mansion No. 92 Pokfulam Road Hong Kong	Chinese
Kojiro NAKAHARA	Tower 5 2B Lakeview Garden 21 Yau On Street Shatin New Territories Hong Kong	Japanese

PARTIES INVOLVED IN THE OFFERING

Global Co-ordinator, Bookrunner and Sponsor	Citigroup Global Markets Asia Limited 20th Floor, Three Exchange Square 8 Connaught Place Central Hong Kong
Public Offer Underwriters	
Joint Lead Managers	Citigroup Global Markets Asia Limited 20th Floor, Three Exchange Square 8 Connaught Place Central Hong Kong
	BOCI Asia Limited 35th Floor, Bank of China Tower 1 Garden Road Central Hong Kong
Co-Lead Managers	BNP Paribas Peregrine Capital Limited 36th Floor, Asia Pacific Finance Tower 3 Garden Road Central Hong Kong
	Daiwa Securities SMBC Hong Kong Limited Level 26, One Pacific Place 88 Queensway Hong Kong
	J.P. Morgan Securities (Asia Pacific) Limited 25th Floor, Chater House 8 Connaught Road Central Hong Kong
	Morgan Stanley Dean Witter Asia Limited 30th Floor, Three Exchange Square 8 Connaught Place Central Hong Kong
Co-Managers	CLSA Limited 18th Floor, One Pacific Place 88 Queensway Hong Kong

ING Bank N.V.
39th Floor, One International Finance Centre
1 Harbour View Street
Central
Hong Kong

UOB Asia (Hong Kong) Limited
Suite 601, 6th Floor, Aon China Building
29 Queen's Road Central
Hong Kong

ICEA Capital Limited
42nd Floor
Jardine House
1 Connaught Place
Central
Hong Kong

Kim Eng Securities (Hong Kong) Ltd
Room 1901, Bank of America Tower
12 Harcourt Road
Central
Hong Kong

South China Securities Limited
28th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong

Sun Hung Kai International Limited
Level 12, One Pacific Place
88 Queensway
Hong Kong

VC CEF Capital Limited
38th Floor, The Centrium
60 Wyndham Street
Central
Hong Kong

International Underwriters

Joint Lead Managers

Citigroup Global Markets Limited
20th Floor, Three Exchange Square
8 Connaught Place
Central
Hong Kong

BOCI Asia Limited
35th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong

Co-Lead Managers	BNP Paribas Peregrine Capital Limited 36th Floor, Asia Pacific Finance Tower 3 Garden Road Central Hong Kong
	Daiwa Securities SMBC Hong Kong Limited Level 26, One Pacific Place 88 Queensway Hong Kong
	J.P. Morgan Securities Ltd. 25th Floor, Chater House 8 Connaught Road Central Hong Kong
	Morgan Stanley & Co. International Limited 30th Floor, Three Exchange Square 8 Connaught Place Central Hong Kong
Co-Managers	CLSA Limited 18th Floor, One Pacific Place 88 Queensway Hong Kong
	ING Bank N.V. 39th Floor, One International Finance Centre 1 Harbour View Street Central Hong Kong
	UOB Asia (Hong Kong) Limited Suite 601, 6th Floor, Aon China Building 29 Queen's Road Central Hong Kong
Legal advisers to the Company	*As to Hong Kong law:* Woo, Kwan, Lee & Lo 27th Floor Jardine House 1 Connaught Place Central Hong Kong
	As to PRC law: Haiwen & Partners Room 1711, Beijing Silver Tower No. 2 Dong San Huan North Road Chao Yang District Beijing 100027 PRC

	As to Cayman Islands law: Maples and Calder Asia 1504 One International Finance Centre 1 Harbour View Street Central Hong Kong
	As to certain matters of United States securities and federal income tax laws: Latham & Watkins LLP 20th Floor Standard Chartered Bank Building 4 Des Voeux Road Central Hong Kong
Legal advisers to the Sponsor and the Underwriters	*As to Hong Kong and United States laws:* Allen & Overy 9th Floor Three Exchange Square Central Hong Kong
Auditors and reporting accountants	Deloitte Touche Tohmatsu 26th Floor Wing On Centre 111 Connaught Road Central Hong Kong
Business valuer	FPDSavills (Hong Kong) Limited 23rd Floor Two Exchange Square Central Hong Kong
Traffic consultant	Parsons Brinckerhoff (Asia) Limited 23rd Floor AIA Tower 183 Electric Road North Point Hong Kong
Property valuer	FPDSavills (Hong Kong) Limited 23rd Floor Two Exchange Square Central Hong Kong
Receiving Bankers	Bank of China (Hong Kong) Limited Bank of China Tower 1 Garden Road Hong Kong
	The Bank of East Asia, Limited 10 Des Voeux Road Central Hong Kong

Registered office	P.O. Box 309GT Ugland House South Church Street George Town Grand Cayman Cayman Islands British West Indies
Head office and principal place of business	Room 64-02 64th Floor Hopewell Centre 183 Queen's Road East Wanchai Hong Kong
Company secretary	Peter Yip Wah LEE, B.A., Solicitor
Audit committee	Philip Tsung Cheng FEI Lee Yick NAM Kojiro NAKAHARA
Authorised representatives	Thomas Jefferson WU Christopher Shih Ming IP
Hong Kong share and warrant registrar and transfer office	Computershare Hong Kong Investor Services Limited Rooms 1712-1716 17th Floor Hopewell Centre 183 Queen's Road East Wanchai Hong Kong
Cayman Islands share and warrant registrar and transfer office	Bank of Bermuda (Cayman) Limited 36C Bermuda House British American Centre Dr. Roy's Drive George Town Grand Cayman Cayman Islands British West Indies

Principal bankers

Bank of China
Guangdong Branch
3/F West Tower
Guangzhou International Financial Building
197 Dong Feng Xi Lu
Guangzhou
Guangdong, PRC

Bank of China (Hong Kong) Limited
Bank of China Tower
1 Garden Road
Hong Kong

China Construction Bank
Guangdong Branch
509 Dong Feng Zhong Road
Guangzhou
Guangdong, PRC

The information in this section is derived from a combination of official government publications and other publicly available materials, and various unofficial publications and sources of information. It has not been independently verified by the Company, the Sponsor, the Underwriters or their respective legal or financial advisers and no representation is made as to the accuracy of this information, which may be inconsistent with information available or compiled from other sources.

THE PRC AND GUANGDONG PROVINCE

The PRC

The PRC is the world's most populous country with a population of nearly 1.3 billion in 2001. With the implementation of the open door and economic reform policies in 1978, the PRC has become the sixth largest economy in the world with a GDP of approximately RMB9.6 trillion (US$1.2 trillion) and per capita GDP of approximately RMB7,543.0 (US$911.0) in 2001, achieving an average GDP growth of approximately 15.3% per annum over the period from 1978 to 2001. According to Economic Intelligence Unit, the GDP of the PRC is forecast to grow 7.0% and 7.7% in 2003 and 2004, respectively.

Top 10 Countries by Population


1,400
1,200
1,000
800
600
400
200
0
mn persons
PRC
India
US
Indonesia
Brazil
Pakistan
Russia
Bangladesh
Nigeria
Japan
2002
2001

Top 10 Countries by GDP


12,000
10,000
8,000
6,000
4,000
2,000
0
US$ bn
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
US
Japan
Germany
UK
France
PRC
Italy
Canada
Mexico
Spain
2001 GDP
10 Year CAGR

Consistent with its commitment to move to a more market-oriented economy, the PRC implemented economic reforms which ultimately resulted in its accession to the World Trade Organization ("WTO") in December 2001. Entry into the WTO required the PRC, among other things, to reduce customs duties, liberalise trade and investment and open itself to foreign competition into domestic market over the long term.

These measures will stimulate foreign trade including foreign direct investment ("FDI") and exports. FDI in 2001 amounted to US$46.9 billion, representing a ten-year compound growth rate of 26.8%. With respect to exports, the PRC recorded US$266.1 billion in goods and services exported in 2001 and US$232.6 billion for the six months ended 30 June, 2002.

The following chart shows the top ten recipient countries for FDI in 2001:

Top 10 Countries by FDI Inflow



US$ bn
140
120
100
80
60
40
20
0
US
UK
France
Belgium*
Netherlands
PRC
Germany
Canada
Mexico
Hong Kong

* Includes Luxembourg

The PRC's Tenth Five-Year Plan projected continued economic growth, with average annual economic growth expected to be around 7.0%, with GDP reaching around RMB12.5 trillion (US$1.5 trillion) by 2005 based on 2000 price levels. Per-capita GDP is expected to reach RMB9,400.0 (US$1,135.3).

The significant growth experienced in the PRC has also triggered the development of its transportation infrastructure.

Guangdong Province

Located in the southernmost part of the country, Guangdong Province is one of the most industrialised and affluent provinces in the PRC. Its capital city, Guangzhou, is the third largest city in the PRC in terms of GDP. Three of the five Special Economic Zones ("SEZ") in the PRC, namely, the Shenzhen SEZ, the Shantou SEZ and the Zhuhai SEZ, are situated in Guangdong Province.

With a population of 77.8 million (6.1% of the PRC's total population), Guangdong Province is one of the most densely populated provinces in the PRC. Its GDP (RMB1.1 trillion or US$128.6 billion) in 2001 was the highest among all the provinces and accounted for 11.1% of the national total. The ten-year compound annual growth rate from 1991 was 18.9%. In addition, Guangdong accounted for 14.7%, 12.0% and 25.0% respectively of the PRC's total industrial output, retail sales and tourist income for 2001. It ranked third in the PRC in terms of total length of highway within the province. Guangdong's total highway length grew from 54,671 km in 1990 to 104,799 km at the end of 2001.

With the changes brought about by the PRC's open-door and reform policies, Guangdong has registered significant growth in foreign trade and exports. FDI totalled US$11.9 billion in 2001 which represented approximately 25.4% of the total FDI of the country and was the highest among all provinces in the PRC. Guangdong's share of the national total exports was 35.9% or US$95.4 billion.

According to the Guangdong Province Tenth Five-Year Plan which covers the period 2001-2005, the government of Guangdong Province aims to achieve, among others, the targets set out in the following table:

	Targeted Compound Annual Growth Rate
1. GDP	9.0%
2. GDP per capita	7.7%
3. Investment in fixed assets	8.0%
4. Exports	8.5%
5. Retail Sales of Consumer Goods	12.5%

Source: Development Planning Commission of Guangdong Province

The Pearl River Delta

The PRD, which lies at the mouth of the Pearl River Estuary in the southern part of Guangdong Province, has an area of approximately 41,698 sq. km and a population of over 23 million in 2001. The PRD covers 14 cities and counties including major cities such as Guangzhou, Shenzhen, Foshan, Zhuhai, Dongguan, Jiangmen, Zhongshan, Huizhou and Zhaoqing. The region has rapidly become one of the world's most important centres of industrial output and is continuing to grow. According to the China Statistical Yearbook 2002 and Guangdong Statistical Yearbook 2002, this region accounted for 78.6% and 8.7% of Guangdong's and the PRC's GDP, respectively. The region is currently attracting approximately one-quarter of FDI in the PRC and generating around one-third of the PRC's exports. More than half of the Fortune 500 companies have invested in the PRD.

Major industries within the PRD include the following:

	City/Municipality						
Major Industries	**Guangzhou**	**Shenzhen**	**Zhuhai**	**Foshan**	**Zhongshan**	**Dongguan**	**Jiangmen**
Auto	√						
Auto parts	√						
Bio-medical	√	√	√	√			
Ceramics				√			
Chemicals	√				√		
Electrical appliances	√			√			
Electronics	√	√	√	√	√	√	
Financial services	√	√					
Furniture				√		√	
Garments	√			√	√	√	√
Information technologies		√				√	
Jewelry	√						
Lighting fixtures					√		
Logistics		√					
Materials				√			
Metalwork					√		
Petrochemicals			√				
Software	√		√				
Telecommunications		√				√	
Textiles	√			√	√	√	√
Toys		√					
Transportation equipment	√	√					
Watches and timepiece		√				√	

Source: Guangdong Statistical Yearbook 2002 and the Public Network of Guangdong Government

The following table sets out the population and key economic indicators of the PRC, Guangdong Province, the PRD and major cities in the region in 2001:

Location	Population	GDP	Growth	Investment in Fixed Assets	Growth	Utilised Foreign Capitals[1]	Growth	Industrial Output[2]	Growth	Retail Sales of Consumer Goods	Growth
	(million persons)	(RMB billion)	(%)	(RMB billion)	(%)	(US$ billion)	(%)	(RMB billion)	(%)	(RMB billion)	(%)
The PRC	1,271.1	9,593.3	7.3	3,721.1	13.1	49.7	(16.3)	9,544.9	11.4	3,759.5	10.1
Guangdong	77.8	1,064.8	10.2	353.6	9.4	15.8	8.2	1,403.5	12.5	451.5	10.9
Guangdong/PRC	6.1%	11.1%	NA	9.5%	NA	31.7%	NA	14.7%	NA	12.0%	NA
PRD	23.3	836.4	13.4	256.7	12.0	14.2	13.2	1,201.2	13.6	312.0	12.2
PRD/Guangdong	30.0%	78.6%	NA	72.6%	NA	90.1%	NA	85.6%	NA	69.1%	NA
PRD/PRC	1.8%	8.7%	NA	6.9%	NA	28.6%	NA	12.6%	NA	8.3%	NA
Guangzhou	7.1	268.6	13.0	97.3	5.3	3.3	6.8	282.9	17.7	124.4	11.0
Shenzhen	1.3	195.5	17.4	71.7	5.8	3.6	21.4	308.0	14.0	60.9	13.2
Foshan	3.4	106.8	11.6	23.8	19.7	1.0	17.9	178.2	3.4	37.5	11.1
Jiangmen	3.8	61.5	8.4	10.9	4.3	0.8	5.3	94.4	(7.1)	22.3	11.4
Dongguan	1.5	57.9	17.5	12.6	22.0	1.8	6.1	104.0	33.1	19.6	15.6
Zhuhai	0.8	36.7	11.0	10.5	10.3	1.2	16.0	66.2	(18.0)	12.8	11.5
Zhongshan	1.3	36.3	15.9	17.8	61.9	0.7	10.0	68.4	10.7	12.0	12.0

Notes:

(1) Include FDI, foreign loans, and other foreign investments

(2) Include only industrial enterprises with over RMB5 million annual sales.

Source: China Statistical Yearbook 2002 and Guangdong Statistical Yearbook 2002

The PRD, with its close proximity to Hong Kong, has benefited from the latter's investments in Guangdong which represented 54.6% of foreign capital utilised in the province in 2001. The PRD offers an attractive alternative to Hong Kong as a production base because of its low production costs.

Hong Kong companies have long been the PRD's major investors in industries including the technology, textile, toy and real estate industries. Hong Kong accounted for 22.0% of the total imports and exports of Guangdong Province in 2001, making it the largest trading partner of the province. The recent decision by both governments to relax immigration and customs clearing at the border between Shenzhen and Hong Kong should further facilitate economic, social, and cultural integration of the two adjacent cities as well as the whole PRD. In the HKSAR Government's fiscal year ended 31 March, 2002, cross border traffic between the two cities reached 109 million by land, making it one of the busiest border crossings in the world. This traffic was expected to increase as a consequence of the implementation of the 24 hour open border policy in January 2003.

HIGHWAY TRANSPORTATION IN THE PRC

Overview

Significant growth was witnessed in all modes of transportation in the PRC over the past two decades. Among the various modes of transportation, highways offer the most flexibility for both local and long haul transportation and for both passenger and freight traffic.

Despite the growth in the various modes of transportation, highways continue to handle most of the PRC's passenger and freight traffic. In the China Statistical Yearbook, passenger and freight traffic are measured separately in terms of passenger journeys and tons of goods.

The PRC's Passenger Traffic Mix 2001
Total = 15.3 billion persons

Civil Aviation
0.5%
Waterways
1.2%
Railways
6.9%
Highways
91.4%

The PRC's Freight Traffic Mix 2001
Total = 13.8 billion tons


Waterways
9.6%
Civil
Aviation
0.01%
Railways
13.8%
Highways
76.5%

Source: China Statistical Yearbook 2002

Road Classification in the PRC

According to the PRC's Ministry of Communications, roads are classified according to the description below:

Road classification and standards in the PRC

	Expressways	Class 1	Class 2	Class 3	Class 4
Maximum design speed level (km/hour) ...	120	100	80	60	40
Minimum number of road lanes (both directions combined)	4	4	2	2	1
Minimum width of road lane (meters)	3.5	3.5	3.5	3.0	3.0
Minimum width of foundation (meters)	22.5	22.5	8.5	7.5	6.5
Surface grade *(Note)*	Top	Top	Top/ Secondary	Secondary/ Medium	Medium/ Low

Note: The different grades of road surface are as follows:

Road surface grading	Specifications
Top	(1) Asphalt concrete
	(2) Cement concrete
Secondary	(1) Asphalt penetration
	(2) Asphalt macadam
	(3) Asphalt Surface treatment
Medium	(1) Aggregate or gravel (mixed with clay or other materials depending on road category)
	(2) Crushed rock
	(3) Other kinds of pebble
Low	(1) Strengthened pebble
	(2) Other strengthened or modified materials

Source: PRC Industry Standard JTJ 001-97 Technical Standard of Highway Engineering issued by the Ministry of Communications, effective as of 1 January, 1998

At the end of 2001, there were 1,698,012 km of highway in the PRC of which 19,437 km were expressways which represented only 1.1% of total highway length.

Industry Growth

Highways, as the preferred means of transportation, continue to grow in length with the growing passenger and freight traffic. From 1991 to 2001, the PRC saw compound annual growth in highway length of approximately 5.0% while the growth rates for highway passenger traffic and freight traffic were 7.5% and 3.7%, respectively. The following shows the growth of highway length, highway passenger traffic and highway freight traffic over the 1991-2001 period, indexed to 1991's data:

The PRC's Growth in Highway Length and Highway Traffic 1991-2001


220
200
180
160
140
120
100
Growth Index (Index Year = 1991)
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
Highway Length
Passenger Traffic
Freight Traffic

Source: China Statistical Yearbook

Despite the growth, there is still ample room for highway development. The development of the highway transportation industry depends mainly on the building of highway infrastructure and road usage as driven by car ownership. As the PRC economy grows, per capita income has become higher. The more affluent population can afford to buy more cars.

PRC Passenger Car Ownership vs. GDP

Passenger Cars ('000)

11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000

1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

2,000
4,000
6,000
8,000
10,000

GDP (RMB bn)


Shanghai
Guangdong
Beijing
GDP (RMB bn)
GDP (RMB bn)
GDP (RMB bn)

Source: *China Statistical Yearbook*

Current Industry Situation and Trends

By comparison with other developed countries, the PRC's highway industry is far from saturated. The PRC lags behind the U.S., Germany and Japan in terms of highway length available to residents. The low vehicle ownership rate, coupled with increasing income level, means that there is ample room for vehicle ownership to rise. In fact, according to the China Automotive Technology & Research Center, there are approximately seven million families in the PRC capable of purchasing cars and the number is expected to rise to 40 million by 2005, making the PRC one of the largest auto markets in the world.



Highway Length Comparison


km / 1,000 inhabitants
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
1.3
13.9
5.0
1.5
0.8
0.8
0.5
PRC
US
Germany*
Japan**
UK*
Italy*
France*
* Based on 1999 data ** Based on 2000 data

Vehicle Ownership Comparison


per 1,000 inhabitants
2,500
2,000
1,500
1,000
500
0
7.3
6.0
2,071.9
57.2
1,946.4
47.9
1,783.2
90.0
1,567.4
30.7
479.5
315.7
337.0
62.3
PRC
Italy*
UK*
France*
Germany*
US
Japan
Passenger Vehicle Ownership
Truck Ownership
* Based on 2000 data

Sources: China Statistical Yearbook 2002, Japan Statistical Yearbook 2002, US Department of Transportation

The need for more highways is further supported by the PRC's WTO accession and the resultant economic boost which is expected:

- **Stimulus to economic activity**

  The economic activities stimulated by WTO entry are expected to generate the need for more transportation facilities.

- **Increased affordability of vehicles**

  The increasing affluence level of citizens in the PRC should allow more disposable income for durable goods like cars. Furthermore, under WTO requirements, tariff on imported cars has been reduced from 70.0-80.0% of purchase price to 43.8-50.7%. The PRC has the obligation to further decrease tariff to 25.0% by the end of 2007.

- **Wider access to auto-financing**

  More commercial banks have started to target at personal finance and people are more used to car loans. Many commercial banks in the PRC have reduced the thresholds of auto financing.

- **Lower cost of insurance**

  However, due to intensifying competition resulted from WTO, auto insurance costs have been coming down. This made cars more affordable.

Property Insurance Premium Breakdown
2001
Total = RMB68.8bn

Other 12.3%
Household Insurance 2.7%
Freight Insurance 5.9%
Business Property Insurance 17.8%
Auto Insurance 61.3%



2001 Increase in Property Insurance
Premium over 2000
Total Increase = RMB7.8bn


Other
17.1%
Household
Insurance
8.4%
Freight
Insurance
5.0%
Business
Property
Insurance
6.4%
Auto
Insurance
63.1%

Source: 2002 Yearbook of China's Insurance

The positive impact has already been demonstrated by the persistent increase in passenger car production and sales as illustrated below.

PRC Passenger Car Production and Sales


160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
Number of Passenger Cars
Jan-02
Feb-02
Mar-02
Apr-02
May-02
Jun-02
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Production
Sales

Source: China Auto by China Automotive Technology & Research Centre

The China Automotive Technology & Research Center has also forecast car sales to continue rising as follows:

Forecast of Passenger Car Sales in the PRC


1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
No. of Cars
2002
2003
2004
2005
Imported Cars
Domestic Cars

Source: China Auto by The China Automotive Technology & Research Center

Present demand, coupled with the expected rise in vehicle ownership resulting from the PRC's WTO accession, translates into the need for more highways.

In addition, the government is taking an active role in the development of a national transportation system of which highway infrastructure is a key component.

The Tenth Five-year Plan

One of the major targets of the Ninth Five-Year Plan (1996-2000) in terms of development of road network was the construction of a "National Trunk Highway System" which formed the principal part of the national highway network and would be an important part of the national transportation system. The Tenth Five-Year Plan (2001-2005) continues to emphasise the development of a national highway network and sets the target of building a total of 1.6 million km of public highways by 2005 out of which 25,000 km would be expressways. Achieving the target means doubling the scale of the existing highway system.

During the Tenth Five-Year Plan period, the construction of the transportation system will be subject to unified planning and rational arrangement with a view to expanding the transportation network, optimising the transportation structure, completing the transportation system, advancing reform, and establishing an unimpeded, safe and convenient modern comprehensive transportation system. The construction of the national highway network will be expedited with the focus on five north-south and seven east-west trunk highways and the highway development in the less-developed western region.

HIGHWAY TRANSPORTATION IN GUANGDONG PROVINCE AND THE PRD

Guangdong Province

As one of the dominant economic centres of the PRC, Guangdong's highway infrastructure is among the most extensive in the country. It ranked third in terms of highway length in 2001 with 104,798 km of highways within its boundary, accounting for 6.2% of the national total.

Highway transportation has been the predominant mode of transportation in Guangdong.

Passenger Traffic 2001
Total = 1.8 billion persons


Civil Aviation 0.9%
Railways 7.2%
Waterways 1.3%
Highways 90.6%

Freight Traffic 2001
Total = 1.3 billion tons


Civil Aviation 0.0%
Railways 12.0%
Waterways 20.6%
Highways 67.4%

Source: Guangdong Statistical Yearbook 2002

However, Guangdong's highway development mirrors that of the country. Although the rate of highway growth in Guangdong has exceeded that of the overall PRC, traffic volume in the province has grown even faster. Highway length in Guangdong grew at a compound annual growth rate of 6.1% from 1990 to 2001 versus 4.7% for the PRC. During the same period, highway passenger traffic increased 7.8% per year on the average with total volume of 1.6 billion persons in 2001. Highway freight traffic in Guangdong increased at an average rate of 2.8% per year for the same period. With 865.6 million tons handled in 2001, Guangdong is one of the busiest provinces with respect to highway freight traffic.

With the highest GDP in the PRC and a relatively developed highway infrastructure, Guangdong also has the highest passenger vehicle and truck ownership within its jurisdiction. In 2001, there were approximately 990,500 passenger vehicles and 878,891 trucks owned in Guangdong which accounted for 10.0% and 11.9% of the respective PRC totals. The compound annual growth from 1990 to 2001 in vehicle ownership - 18.9% for passenger vehicles and 12.2% for trucks, also exceeded the country's 17.9% and 6.9% rates for the respective vehicle types.

The PRD

As the PRD is the heart of Guangdong, provincial strategy formulation and planning evolves around it. Highway infrastructure development is of no exception. While the region is currently served by the major highways in the province with the GS Superhighway functioning as a North-South traffic corridor on the eastern bank of the PRD, further development of an extensive network is needed to improve transportation conditions between major cities. Such a system could also facilitate the PRD's linkage with

adjacent cities and provinces and more importantly, Hong Kong. The highway network in the PRD, therefore, is the transportation hub from which additional highway links could be built to enhance the region's integration and outward connections. The following illustrates the highway condition in major cities in the PRD:

City/Municipality	No. of Vehicles		No. of Trucks		Highway Length	
	Total	per 1,000 Inhabitants	Total	per 1,000 Inhabitants	Total (km)	km per 1,000 Inhabitants
Guangzhou	263,411	40.0	154,118	21.6	5,095	0.7
Shenzhen	215,380	163.1	102,889	77.9	1,137	0.9
Foshan	92,199	27.5	137,354	40.9	3,881	1.2
Jiangmen	43,262	11.4	45,907	12.1	4,015	1.1
Dongguan	53,405	34.7	90,001	58.5	2,464	1.6
Zhuhai	36,514	48.1	23,731	31.3	1,025	1.4
Zhongshan	45,688	33.9	49,044	36.4	983	0.7

Source: Guangdong Statistical Yearbook 2002

Current Industry Situation and Trends

As in the case of the PRC, vehicle ownership in Guangdong and the PRD shows very low penetration compared to the developed countries:

Vehicle Ownership per 1,000 Inhabitants


2,500
2,000
1,500
1,000
500
0
per 1,000 Inhabitants
2,071.9
1,946.4
1,783.2
1,567.4
479.5
315.7
337.0
12.7 11.3 34.8 28.5 7.3 6.0
57.2
47.9
90.0
30.7
62.3
Guangdong PRD** PRC Italy* UK* France* Germany* US Japan
Passenger Vehicle Ownership
Truck Ownership
* Based on 2000 data
** Include major cities only

Sources: China Statistical Yearbook 2002, Japan Statistical Yearbook 2002, US Department of Transportation

Further development of the highway system in Guangdong, in particular the PRD, is needed to accommodate both current traffic and expected future traffic increase. Additionally, demand for a more extensive highway system is supported by the following factors:

- accelerated integration with Hong Kong resulting from the 24 hour border crossing and further relaxation of licence control on cross-border vehicles which would lead to increase in business, commercial and leisure travel across the border

- development of other transportation and infrastructure facilities such as the Guangdong-HK-Macau Bridge-Tunnel
- increased foreign investments and the expected increase in business travel in the province due to the signing of CEPA and the PRC's WTO accession
- flourishing tourism as evidenced by the increase in the number of tourists in Guangdong from approximately 35.1 million in 1995 to 84.8 million in 2001, of which approximately 71.9 million were domestic tourists

In light of the current situation and the impact it saw a good highway system made on its economy for the past two decades, the government of Guangdong Province continues to place a high priority on developing highway infrastructure and set forth, among others, the following targets in the province's Tenth Five-Year Plan (2001-2005):

- adding 5,000 km of highways, including 1,150 km of expressways, to the existing highway system;
- completing an expressway network that will connect all major municipalities in the province and will extend to the surrounding provinces by 2005;
- expediting the construction of cross-regional highways, with a focus on upgrading the highways at a national and provincial level;
- proceeding with the preliminary study for the construction of a vehicular link between Zhuhai, Macau and Hong Kong.

According to the Guangdong Provincial Bureau of Communications, Guangdong is expected to spend approximately RMB19 billion (US$2.3 billion) per year from 2001 to 2005 on new highway infrastructure. This would bring the total expressway length in Guangdong to 2,300 km by the end of 2003. While the PRD, especially the Guangzhou-Shenzhen axle, remains the centrefold of future infrastructure spending, the government aims at directing more resources to extend the network to rural areas, estimated to claim 60% of the annual RMB19 billion budget. Guangdong has a long history of using private sector resources as well as government resources for investment in and construction of its road infrastructure. Foreign developers and operators, with the know-how and capitals, would be prime candidates to participate in these projects. In addition, 15 of the total 125 projects in the Tenth Five-Year Plan are related to the highway and auto industry. This shows the emphasis the government is placing on transportation development.

Land link between Zhuhai in Guangdong, Hong Kong and Macau

Due to the geographical proximity and the extensive economic integration between Guangdong, Hong Kong and Macau, there is a very substantial cross border flow of goods and passengers between these regions. In 2002, the inter-flow of passengers between Guangdong and Hong Kong by land (including vehicles and train) was about 118 million and by sea was about 6.8 million. The inter-flow of passengers between Hong Kong and Macau was about 11.4 million. The inter-flow of passengers between Macau and Guangdong was about 1.1 million.

Notwithstanding the above, at present, all the vehicular border crossings between Guangdong and Hong Kong are in the northern part of Hong Kong connecting with Shenzhen, namely the Huanggang/ Lok Ma Chau Border Crossing, the Man Kam To Border Crossing, the Lowu Border Crossing and the Sha Tou Kok Border Crossing. Scheduled to be completed in 2006, the new Control Point for the Shenzhen Western Corridor under construction linking Shekou in western Shenzhen with Hong Kong is also in the northern part of Hong Kong. Accordingly, there is currently no vehicular link between Hong Kong and the western bank of the PRD or Macau. Passengers and goods inter-flow between those regions must therefore be by sea or by road, necessitating a detour around the Pearl River estuary via the Humen Bridge or to a very insignificant extent, by helicopter.

Recognising the significance of a vehicular link between Hong Kong and the western bank of PRD, the Hopewell Group first developed a proposal for a bridge link between Zhuhai and the Tuen Mun area of Hong Kong in 1983. In view of the developments in the 1990s, including:

- the development of the Hong Kong International Airport and the construction of the Tsing Ma Bridge linking the Lantau Island with the main land portion of Hong Kong;
- the rapid economic development of the PRD into one of the world's major manufacturing bases, the disparity of development between the eastern and western banks of the PRD and the need to open up and accelerate the development of the western bank of the PRD to enhance the overall competitiveness of the PRD optimizing the cheaper land and labour costs of the western part of the PRD; and
- the policy of the Macau Special Administrative Region to issue casino licences to 3 major operators and to develop Macau into the Las Vegas of the Orient,

the Hopewell Group has in the late 1990s, developed a new proposal for a 29 km bridge link (which has subsequently been modified to be a bridge-tunnel link) connecting Zhuhai in Guangdong, the Lantau Island of Hong Kong near the Hong Kong International Airport and Macau.

The proposal for a bridge link connecting Zhuhai, the Lantau Island of Hong Kong and Macau has been adopted by the Government of the HKSAR. In the Policy Agenda of the Second Term Government of the HKSAR ("Policy Agenda") published on 8 January, 2003, and in the Hong Kong Chief Executive's address ("Chief Executive's Address") to the Hong Kong Legislative Council delivered on the same date, it was stated that such a bridge link is being pursued as a priority project subject to the results of an ongoing PRC government feasibility study.

REGULATION OF PRC HIGHWAYS

Overview of Regulatory Structure

Foreign investment and highway regulatory regimes

In common with other foreign investments in the PRC, foreign invested highway projects require official approvals from one or more central, provincial or local government authorities. Additionally, the construction and operation of highways in the PRC is governed by a regulatory regime specific to the highway transportation sector.

Highway regulatory authorities

The State Development Planning Commission ("SDPC") and the Ministry of Communications are responsible for the overall planning of the various means of transportation, including highways, in the PRC. The Ministry of Communications is the administrative department responsible for the planning, development, construction and management aspects of highways in the PRC. It mainly provides guidelines regarding national development policies, transfers of operating rights, regulations and standards for the design, construction and maintenance of highways. The Ministry of Communications is responsible for preparing and presenting proposals to the State Council and the SDPC for the examination and approval of major national highway projects which form part of the National Trunk Highway System.

At a local level, the provincial communications bureaus are given the power to implement the development plans announced by the SDPC and the Ministry of Communications, and to plan other provincial and municipal highway networks, conduct feasibility studies, and approve the basic structure of the different highway infrastructure projects. The Guangdong Provincial Bureau of Communications is the authority with official responsibility for the planning, development and construction of the highways in Guangdong Province.

Responsibility for setting and regulating highway toll rates and for the approval of toll increase applications rests with the relevant provincial price bureau and communications bureau.

Foreign Invested Enterprises

The PRC promulgated its first joint venture law in 1979. Since then, a broad range of related laws, administrative rules and regulations have been adopted that provide a framework within which foreign investment activities can be effectively conducted and regulated. The government has encouraged foreign direct investment in order to accelerate the inward flow of foreign capital, technology and management techniques.

Foreign invested enterprises in the PRC ("FIEs") may take a number of forms, including equity joint ventures, co-operative joint ventures and wholly foreign-owned enterprises. Equity joint ventures are "limited liability companies" incorporated and registered in the PRC. An equity joint venture company is a "PRC legal person" which has the right to own, use and dispose of personal property. In contrast with equity joint ventures, co-operative joint ventures are not necessarily PRC legal persons, although many co-operative joint ventures have such status. If a co-operative joint venture is not a PRC legal person, each PRC and foreign party is responsible for paying its own taxes on profits derived from the venture and bears its own liability for risks and losses. On the other hand a co-operative joint venture which is a PRC legal person will confer limited liability. A wholly-foreign-owned enterprise is owned completely by one or more foreign investors and does not involve any PRC joint venture parties. It is a PRC legal person under PRC law. The establishment of wholly-foreign-owned enterprises is restricted or prohibited in certain specified sectors, such as media, trading companies, banking and telecommunications.

Governmental Approvals

While the regulations governing and the procedures for obtaining approvals for foreign invested projects are generally well-understood, the specific regulations and procedures for the approval of toll road projects with foreign investment in the PRC and associated foreign invested enterprises are not entirely transparent. Project approvals and foreign investment approvals are required, but follow separate procedures. A foreign invested toll highway project will involve the following principal categories of approval:

- Planning and project-related approvals for the project;
- The various approvals and registration required for establishment of the relevant FIE;
- Approval for favourable tax treatment (if applicable); and
- Industry specific and pricing approvals (as required).

At the highest level, the right to approve projects in the PRC is vested in the State Council. The State Council has reserved to itself the authority to approve any project with a total investment which exceeds US$100 million, with certain exceptions. Pursuant to various PRC Government notices, the State Council has delegated the authority to approve any project with a total investment of less than US$100 million to various ministries and ministry level entities, including the SDPC. The SDPC and certain ministries and other ministry level entities have, in turn, adopted a policy, also by internal directives, of further delegating authority to approve projects with a total investment of less than US$30 million to provincial governments, provincial level bureaus of the Central Government and certain municipalities. The project approval authority of local government is, therefore, generally limited to not more than US$30 million. Separate from project approval, foreign investment must be approved by the Ministry of Commerce, or a provincial government authority in charge of foreign investment should the total investment amount be below US$30 million. Accordingly, FIEs proposing to undertake projects must obtain approvals for the projects from the appropriate level planning authorities and approvals for the foreign investment from a similar level government authority in charge of foreign investment.

Approval Process for a Foreign Invested Toll Highway Project

Generally, the approval process can be divided into three major stages. First, following preliminary planning by the PRC party and, in some instances, initial negotiations with the foreign party and the execution of a letter of intent by the parties, a project proposal (including a preliminary feasibility study report) is submitted to the appropriate level planning authorities for approval.

In the second stage, certain reports including a more detailed joint feasibility study report and an environmental impact report will be prepared and submitted to the relevant provincial planning authorities for approval. After obtaining the approval, the foreign and local parties will negotiate and execute a legally binding joint venture contract and articles of association. The approval of the local government authorities for the foreign investment is required. Additionally, as stated above, depending on the amount of total investment in the proposed project and joint venture, the approval of the Central Government may be required.

In the final stage, following approval of the joint venture by the relevant government authority in charge of foreign investment, the joint venture must register with and obtain a business licence from the State Administration of Industry and Commerce ("SAIC") or a branch thereof. Following the completion of these formalities, the parties are required to contribute their agreed registered capital.

In addition to such project and foreign investment approvals, the toll rates are subject to a separate pricing regime (see "Toll Rates" below).

Highway Laws

Overview

The PRC Highway Law (the "Highway Law") was passed on 3 July, 1997 and came into effect on 1 January, 1998. It was subsequently amended in October, 1999. It is the PRC's first national law on the planning, construction, maintenance and administration of highways. One of the main purposes of the Highway Law is to encourage new investment in the road sector. In particular, it endorses the use of foreign investment and the adoption of a range of financing options for new highway infrastructure projects.

The Highway Law does not, however, attempt to deal comprehensively with areas of concern to foreign investors in road projects such as the source of authority for the requisition and valuation of land use rights, procedures for the adjustment of toll levels, restrictions on competing routes, access to foreign exchange or the valuation of concession rights.

Planning and construction of highways

Under the Highway Law, highway development plans should be consistent with the urban construction, transport and land use development plans for that area and must be drawn up after consultation with other relevant departments and lower levels of the government.

According to the Highway Law, in the case of national highways, the plans are prepared by the Ministry of Communications together with the relevant departments of the State Council after consultation with the local People's Governments in the relevant provincial, autonomous region or centrally-governed municipality through which the highway passes. Such plans are subject to the State Council's approval. In the case of provincial highways, the plans are drawn up by the communications bureau of the relevant provincial government in consultation with the responsible department of the relevant local government. Such plans are subject to provincial government approval and are required to be filed for the record with the Ministry of Communications.

The Highway Law also seeks to ensure the quality of highway construction work. Projects are required to be implemented adopting a legal person responsibility system, a tender system and a project supervision system. Companies engaged as surveyors, construction and design contractors or supervisors

on the project are expected to hold the appropriate qualifications and enter into legally binding contracts. Construction plans must be submitted to the communications department at county level or above before implementation. Before the project is handed over for operation, the works are required to be inspected to ensure completion to the relevant standard.

Where a highway project may disrupt infrastructure facilities such as electricity, telecommunications or railway lines, the construction company must obtain prior approval from the relevant government authorities before carrying out any work and either restore the facilities after the work has been completed or pay compensation.

The Highway Law provides that road investment projects involving foreign investors must be examined and approved in accordance with national regulations, which is considered to include the general body of regulation applicable to foreign invested enterprises.

Land development issues

The Highway Law contains only limited provisions concerning land use rights for a highway project, including a reference to the principle of protecting cultivated land and using land economically. The Highway Law does not however address issues concerning granted and allocated land use rights or the requisition of land from unwilling parties, except for providing that plans for construction of roads must conform to the master plan for land use at the appropriate level of provincial or lower level jurisdiction and must comply with all relevant laws and regulations. The Highway Law does not indicate government policy regarding the development of land adjacent to highways.

Fiscal and operational matters

The Highway Law makes no provision for toll rate increases during a project concession period. Equally, the Highway Law does not affect the role of provincial price bureaus or communications bureaus with regard to toll rates (see "Toll Rates" below).

Highways are required to be maintained in accordance with the standards and rules issued by the communications department of the State Council and the relevant highway operating company is responsible for compliance.

Toll plazas

On 18 July, 1994, the Ministry of Communications, the SDPC and the Ministry of Finance jointly promulgated the Notice Concerning the Establishment of Toll Plazas (Stations) on Roads Provisions (the "Toll Plazas Notice"). The provisions of the Toll Plazas Notice apply to all toll highways, including those constructed by FIEs, and stipulate approval requirements for the construction of toll plazas and certain restrictions on their location.

Transfers of operating rights

Pursuant to the Highway Law, the Ministry of Communications, together with the applicable communications bureaus, oversees transfers of operating rights for roads which have been constructed and are managed by communication departments. On 9 October, 1996, the Ministry of Communications promulgated the Measures for the Administration of Transfer of Operating Rights of Roads for Compensation (the "Measures"). In accordance with the Measures, operating rights of roads include (a) the right to collect tolls on completed roads and (b) the right to operate service facilities located in designated sections of such roads. The Measures stipulate that the operating right to collect tolls may not be transferred for a period in excess of 30 years. Generally, a transfer of operating rights of any roads would require the approval of the original approval authority.

Toll Rates

The Highway Law stipulates that the communications bureau at provincial level, together with the price bureau at the same level, is responsible for approval of toll rates. The Guangdong Provincial Price Bureau is, together with the Guangdong Provincial Communications Bureau, responsible for approving any applications for setting and subsequently increasing toll rates for expressways in Guangdong Province. When a highway operator decides to apply for the setting of the initial toll rates or a toll increase, it will make an application to the applicable price bureau and communications bureau and may do so at any time. The price bureau and communications bureau will generally consider factors such as the inflation rate, affordability, usage, local price levels, the rate of return on investment and parity of tolls charged within the region, among other factors, in determining whether or not to grant a toll increase. In addition to the foregoing factors, the price bureau and communications bureau will also give consideration to the capital invested in a project when setting the initial toll rates to be charged on an expressway. The Guangdong Provincial Price Bureau, a bureau of the Guangdong Provincial Government, is under the supervision of the Guangdong Provincial Government.

JOINT VENTURES AND FOREIGN EXCHANGE

Joint Ventures

Joint ventures in the PRC between Chinese and foreign parties take two basic forms: equity joint ventures and co-operative joint ventures. Equity joint ventures are governed by the Law of the People's Republic of China on Equity Joint Venture Enterprises and the implementing regulations related thereto (collectively, "Equity Joint Venture Law"). Co-operative joint ventures are governed by the Law of the People's Republic of China on Chinese and Foreign Co-operative Joint Venture Enterprises and the implementing regulations related thereto (collectively, "Co-operative Joint Venture Law"). All the Group's joint ventures are co-operative joint ventures.

A co-operative joint venture may be structured as an entity similar to a partnership (in which case it will not be separately qualified as a legal person under Chinese law) or it may be structured as a limited liability company (in which case it will be qualified as a legal person under Chinese law). In most cases, co-operative joint ventures are formed as limited liability companies and this is the case for all the Group's joint ventures. Co-operative joint ventures allow more flexibility than equity joint ventures in structuring the terms of the joint venture arrangement. For example, in a co-operative joint venture the rights of a party to share in the profits of the joint venture need not correspond to its contributions to the registered capital (equity) of the joint venture relative to other parties. In addition, subject to government approval, the Co-operative Joint Venture Law permits recovery of the foreign party's investment during the joint venture period. However, the Co-operative Joint Venture Law requires that the fixed assets of the joint venture be transferred to the Chinese party or parties without charge at the end of the joint venture period if the foreign party recovers all of its investment during the term of the joint venture. Co-operative joint ventures are subject to laws and regulations with respect to such matters as the contribution of registered capital, debt to equity leverage ratios, accounting, taxation, foreign exchange, labour and liquidation and dissolution. Transfer of an interest in a co-operative joint venture requires government approval and unanimous agreement among the parties.

An equity joint venture enterprise is a distinct legal entity established and registered as a limited liability company. The parties to an equity joint venture have rights to share in the profits of the joint venture in proportion to their respective contributions to the registered capital of the joint venture. Joint venture parties may normally only recover their investments upon liquidation of the equity joint venture (if the joint venture is solvent at the time of liquidation) in the same proportion as their respective contributions to the registered capital or if it sells its interest in the joint venture to the Chinese party or a third party. Transfer of an interest in an equity joint venture requires government approval and unanimous agreement among the parties. Upon dissolution of an equity joint venture, its remaining assets after all claims shall be distributed among the parties in proportion to their respective contributions to the

registered capital of the joint venture unless otherwise provided for in the joint venture contract. In addition, in an equity joint venture, subject to the fulfillment of various requirements under the relevant law and the approval of the relevant government authority, the parties may reduce the amount of their registered capital.

Typically, dividends are paid by a joint venture in accordance with the profit distribution arrangements stipulated in the joint venture contract. Except as mentioned above, PRC laws and regulations provide that only accounting profits (after payment of taxes, provision for losses for prior years and contributions to special funds for enterprise development, employee welfare and bonuses and a general reserve) are available for dividend distributions to the parties of a joint venture.

In addition to contributions of registered capital, joint ventures may be financed by debt, including shareholder loans. Foreign currency loans to a joint venture, however, must be registered with the SAFE or a branch thereof in the location in which the joint venture is registered (see "Foreign Exchange" below).

Foreign Exchange

Prior to 1 January, 1994, China had dual-track foreign exchange rates. Under this system the SAFE published an official exchange rate (the "Official Exchange Rate") at which foreign exchange transactions would take place at authorized financial institutions. At the same time, foreign exchange transactions could be effected with government permission at official swap centres at prices set in part by supply and demand. Significant variances developed in 1992 and 1993 between the Official Exchange Rate and the swap centre rates.

With effect from 1 January, 1994, a new unitary, managed floating-rate system was introduced to replace the dual foreign exchange system. Under the new system, PBOC sets the rate (the "PBOC Rate") based on the previous day's PRC interbank foreign exchange market rate with reference to current exchange rates on the world financial markets. Authorized banks and financial institutions are allowed to quote buy and sell rates for Renminbi within a specified range around the daily PBOC Rate.

Upon adoption of the new managed floating-rate system, the State Council announced that the PBOC would try to balance the demand for and supply of foreign currencies in China and stabilize the Renminbi exchange rate mainly through macro-economic measures, including management of monetary policy and interest rates.

In April 1994, the State Council established a national inter-bank foreign exchange market, called the China Foreign Exchange Trading System (the "CFETS"), in Shanghai to provide foreign exchange trading and settlement. CFETS now has links with over 332 banks and financial institutions in the PRC. The CFETS is supervised and managed by SAFE in accordance with PBOC policy.

As of 1 December, 1996, the Renminbi became fully convertible for current account transactions, including profit distribution. Subject to compliance with applicable procedures, no approvals are needed in order to acquire foreign exchange for a current account transaction. For foreign investment enterprises, current account transactions include payment of dividends and other distributions to foreign shareholders. Strict controls, primarily prior to SAFE approval, continue for capital account transactions in foreign exchange. Capital account transactions include loans, direct and portfolio investments and investments in negotiable securities.

The Renminbi has continued to appreciate against the U.S. dollar since 1994. At the end of 1994 the exchange rate was US$1.00 to RMB8.4491, climbing to US$1.00 to RMB 8.28 on 30 April, 2003.

TAXATION OF FOREIGN INVESTED ENTERPRISES

Business tax

In accordance with the Provisional Rules of the PRC on Business Tax and the Detailed Rules for the Implementation of the Provisional Rules of the PRC on Business Tax, which came into effect on 1 January, 1994, businesses that provide services (other than entertainment business, whose business tax rate shall be decided by government authorities on a provincial level in accordance with the Provisional Rules of the PRC on Business Tax), assign intangible assets or sell immovable property are liable to business tax at a rate of between 3% and 5% of the turnover from the services provided, intangible assets assigned or immovable property sold, as the case may be. The amount of tax payable is calculated by reference to the business turnover of the taxpayer and the relevant scale stipulated in the Schedule to the Provisional Rules of the PRC on Business Tax.

Income tax

According to the Income Tax Law of the PRC Concerning Foreign Investment Enterprises and Foreign Enterprises (the "Foreign Enterprises Tax Law"), and the Detailed Rules for the Implementation of the Foreign Enterprises Tax Law which came into effect on 1 July, 1991, FIEs are generally required to pay a foreign enterprise income tax at the rate of 30% of their taxable income and a local income tax at a rate of 3% of their taxable income. Preferential tax rate for foreign enterprise income tax is granted to FIEs which can fulfil specific requirements including: (i) FIEs situated in a special economic zone or a coastal city and engage in specific types of industries set out in the relevant implementation regulations, foreign enterprise income tax will be charged at a rate 24%; and (ii) FIEs situated in a special economic zone or a coastal city and engage in specific types of industries such as energy, transport infrastructure and port development, foreign enterprise income tax will be charged at a rate of 15%. The law also sets out that companies engaged in the energy industry, transportation and other industries promoted by the state could be entitled to tax holidays or preferential tax benefits if they fulfil the requirements set out in the law.

The governments of provinces, autonomous regions and centrally supervised municipalities may also grant exemptions from or reduce local income tax for a FIE engaged in an industry or a project encouraged by the government of the PRC.

In respect of foreign enterprise income tax, pursuant to approvals granted by the State Administration of Taxation all of the Group's JV Enterprises enjoy (or in the case of Phase 1 West JV, will be entitled to enjoy) reduced rates (see "Taxation" for specific tax details in relation to each Project in "The Road Projects").

Profit distributions

According to the Foreign Enterprises Tax Law, foreign investors are exempt from income tax on distributions of profits by FIEs. The relevant members of the Group which hold interests in the JV Enterprises are foreign investors for this purpose. No withholding tax is applicable to any profit distributions by FIEs.

OVERVIEW

The Group's primary business is to initiate, promote, develop and operate strategically important roads, tunnels, bridges and related infrastructure projects in Guangdong Province in the southern PRC, and in particular the Pearl River Delta region bordering Hong Kong. All the Group's existing projects are strategic components or links in the PRD's developing highway network in which the GS Superhighway forms a major artery between Guangzhou and Shenzhen, running through Dongguan and reaching Hong Kong at the Shenzhen border.

The Group currently has interests in three principal toll-expressway Projects:

- The Guangzhou-Shenzhen Superhighway
- The Guangzhou E-S-W Ring Road
- Phase 1 of the Western Delta Route

All of the Group's existing Project interests are (or will be, in the case of Phase 1 West) held through Sino-foreign co-operative joint ventures established according to applicable PRC laws, and all involving PRC partners established by, or closely associated with, the governmental or administrative bodies that are responsible for transport infrastructure within the relevant regions and localities.

GROWTH IN GUANGDONG PROVINCE AND THE PRD

Hopewell is one of the leaders in the PRC infrastructure industry and one of the first foreign companies to have invested in infrastructure projects in the PRC. The Group's involvement in the development of the PRD's highway network stems from Hopewell's vision of the potential which could be unlocked from Guangdong and in particular the PRD following the PRC's economic reforms of the late 1970s. The Group's projects originate from Hopewell's pursuit of that vision and its consistent belief that realisation of the PRD's growth potential, and its economic integration with Hong Kong, would both depend on and support the creation of an integrated highway network within the region.

Consistent with Hopewell's original expectations, economic and industrial growth in Guangdong Province, particularly the PRD, has proved to be one of the prime catalysts for the development of the highway network. In addition to fuelling traffic demand, the growth of surrounding towns and facilities and the clustering of population, industry and services in areas along the routes has served to enhance the long-term significance of the Group's highways. As the first expressway directly connecting Guangzhou with Shenzhen and Hong Kong, the GS Superhighway in particular benefits from the urban and industrial corridor which has developed along its route.

Guangdong Province is one of the wealthiest and fastest growing provinces in the PRC. GDP of Guangdong Province has shown compound annual growth of approximately 19% over the period between 1991 and 2001, outperforming the PRC average. According to the Guangdong Statistical Yearbook 2002, foreign direct investment in Guangdong Province in 2001 totalled US$11.9 billion, representing approximately 25% of total foreign direct investment in the PRC. Guangdong's share of total national exports was approximately 36% or US$95.4 billion. According to a Working Report for Guangdong Province published by the former Governor of Guangdong Province, Mr. Lu Rui Hua, on 13 January, 2003, Guangdong Province is estimated to have experienced significant growth in economic activity in 2002: GDP for 2002 is estimated at RMB1,167.4 billion (approximately US$141 billion) (approximately 10% growth against 2001) and total exports are estimated at US$118.6 billion (approximately 24% growth against 2001).

The PRD lies at the mouth of the Pearl River Estuary in the southern part of Guangdong Province. Following the PRC's adoption of open door economic reform policies in the late 1970s, the PRD has rapidly been transformed from an agricultural region to become one of the world's most important centres of industrial output and is continuing to grow. While the PRD has only around 30% of the population of Guangdong Province, in 2001 it accounted for approximately 78% of Guangdong Province's total GDP, approximately 98% of its foreign direct investment and approximately 95% of its exports.

The PRD has benefited particularly from its proximity to Hong Kong and the existence of special economic zones and open coastal cities which were established to boost the new economic reforms. Two of Guangdong Province's three special economic zones are within the PRD. This environment has enabled the PRD to attract substantial foreign investment and has led to a process of progressive economic integration between the PRD and Hong Kong. The Company expects this process of economic integration to be further enhanced by the Closer Economic Partnership Arrangement ("CEPA") signed on 29 June, 2003. CEPA sets out a number of economic measures with respect to trade in goods and services and investment facilitation, including tariff reductions and liberalisation of professional and investment services. The Company sees such measures as a significant positive development in the economic relationship between the PRC and Hong Kong.

According to a survey of the Federation of Hong Kong Industries published in November 2002, it was estimated that, of the 122,809 Hong Kong manufacturing and trading firms ("HKM&T firms") registered in Hong Kong, about 52%, or 63,000 firms, were economically active in the PRC in 2001. Of these HKM&T firms, an estimated 43% had invested in factory facilities in the PRC and 45% had made sub-contracting processing arrangements with factories in the PRC. Guangdong is the most important base for Hong Kong's manufacturing operations. In 2001, it was estimated that:

- there were 53,000 factories concentrated in five PRD cities (Dongguan, Shenzhen, Zhongshan, Guangzhou and Huizhou) working for HKM&T firms;
- about 83,000 Hong Kong based staff of these HKM&T firms spent more than half of their annual working days in Guangdong Province;
- most of the products manufactured by HKM&T firms that were economically active in the PRC were exported to the world via Hong Kong; and
- most of the raw materials and semi-processed materials used by HKM&T firms in their manufacturing activities in the PRC were imported from Hong Kong and other overseas markets.

Guangdong's highway system has grown hand-in-hand with the economic development of Guangdong for the past decade. The province's GDP grew more than 40 times from 1980 to 2001. At the same time, the highway system expanded rapidly to support this growth. Highway length was merely 49,495 km in 1980 and was 104,798 km at the end of 2001. Appreciating the role that a developed highway network plays in economic development from its own experience, the Guangdong government made highway improvement its prime priority in its Tenth Five-year Plan (2001-2005), with a vision of linking all major municipalities in the province as well as to connect to other provinces.

Since its first full year of operations in 1995, the GS Superhighway has seen compound annual growth in average daily tolled traffic flow of approximately 16%. In 2002, the GS Superhighway JV was ranked by the Ministry of Foreign Trade and Economic Cooperation among the top 500 foreign companies in the PRC in terms of revenue.

THE THREE EXISTING PROJECTS

Through Sino-foreign co-operative joint venture arrangements established according to applicable PRC laws, the Group holds interests in the following three toll-expressway projects:

- **The GS Superhighway**: the GS Superhighway is a 122.8 km closed system dual three lane expressway running from Guangdan in Guangzhou to the Hong Kong-Shenzhen border crossing at Huanggang in Shenzhen.

  As the first and currently the only expressway directly connecting Guangzhou, the capital of Guangdong Province, with Shenzhen and Hong Kong, the GS Superhighway is a major artery in the developing PRD highway network, forming a north-south corridor in the eastern PRD running through Dongguan and reaching Hong Kong at the Shenzhen border.

  Many populous and/or industrial towns, and important facilities including the Shenzhen Baoan Airport and various sea ports, are connected to the GS Superhighway's 18 strategically placed interchanges, and the expressway is well connected to the other major highways in the PRD. In particular, as the only expressway connection between Shenzhen and the Humen Bridge, the GS Superhighway is the most important route for traffic between Shenzhen and locations in the western and south-eastern parts of the PRD.

- **The Guangzhou E-S-W Ring Road**: the Guangzhou E-S-W Ring Road is a 38 km closed system dual three lane expressway by-pass route running along the eastern, southern and western fringes of Guangzhou city. Its eastern and western ends connect to Guangzhou's northern by-pass creating an inter-connected expressway ring road route surrounding Guangzhou city.

  The Guangzhou E-S-W Ring Road is a strategic component of the road system serving the increasingly heavy traffic flow in and around Guangzhou city. The route is an important by-pass for the high volume of external traffic which passes Guangzhou en route to other destinations via the many major highways which serve Guangzhou. It also provides an important route for Guangzhou traffic as an alternative to medium to long trips through central parts of the city.

  The GS Superhighway connects to the Guangzhou E-S-W Ring Road, as will Phase 1 of the Western Delta Route.

- **Phase 1 West**: Phase 1 of the Western Delta Route, currently under construction, will be a 14.7 km closed system dual three lane expressway fulfilling the strategic need for a high speed link between Guangzhou city and Shunde. It is expected to reduce the journey time between the two cities to approximately 10 to 15 minutes from a journey of approximately 40 minutes on existing roads.

Further details of the Group's Projects are set out below in the section "The Road Projects".

KEY STRENGTHS

The Directors believe that, with over two decades' experience in the PRC toll road infrastructure industry, the Company has developed the following strengths and competitive advantages:

The Group has successfully established a portfolio of operational and revenue generating toll expressway projects

- The GS Superhighway and the Guangzhou E-S-W Ring Road have been completed and generate daily cash receipts.
- Revenues from these projects provide a sound financial base and the basis for the Group to enjoy a reliable cash return.
- The GS Superhighway has seen compound annual growth in average daily tolled traffic flow of 15.9% since its first year of full year of operations in 1995.

The Group's roads are strategically located in high economic growth areas within the PRD

The GS Superhighway

- The GS Superhighway is the first and currently the only expressway directly connecting Guangzhou in the north with Shenzhen and Hong Kong in the south, forming a corridor of economic activity.
- It forms a major artery in the developing PRD highway network, connecting the key municipalities of Guangzhou, Dongguan and Shenzhen. These municipalities have become the leading centres within the PRD during its recent period of substantial economic growth.
- Many other towns and facilities along the route have grown up or expanded significantly with the development of the expressway. This has reinforced the importance of the expressway.

The Guangzhou E-S-W Ring Road

- The Guangzhou E-S-W Ring Road is a strategic component of the road system serving the increasingly heavy traffic flow in and around Guangzhou.
- Guangzhou is continuing to expand and develop as the commercial centre of Guangdong Province. Existing urban expansion and renewal plans include major strategic developments encompassing the new Guangzhou International Airport in Huadu to the north, and a new technology oriented urban centre and sea port at Nansha to the south.
- The strength of the Guangzhou E-S-W Ring Road is significantly dependent on its connectivity, that is the number of major feeder roads connecting it with destinations for potential traffic such as populous and important industrial regions, airports and other facilities within the PRD. In addition to existing connections, further connections planned include: Phase 1 West, linking with Shunde (planned for opening during 2004); the Guangzhou Southern Expressway, linking with the Guangzhu East Line and the Nansha Port Development Area (also scheduled for opening by 2005); and the New Guangfo Expressway linking with Foshan.
- In the light of experience with ring roads in other major cities, the Directors anticipate that the Guangzhou E-S-W Ring Road will be an increasingly important component of the traffic system serving the greater Guangzhou metropolitan area, and supporting the city's outward expansion.

Phase 1 West

- Phase 1 of the Western Delta Route will fulfil the strategic need for a high speed link between Guangzhou city and Shunde. The Directors expect it to reduce the journey time between the two cities to approximately 10 to 15 minutes from a journey of approximately 40 minutes on existing roads.

The Group's Projects benefit from high barriers to competition

- Early entry advantage

  The high entry barriers in the toll highway industry offer the Company substantial incumbency and lead-time advantages. Financing capacity, technological know-how, established governmental and business relationships, and ability to commit resources to lengthy regulatory approval and development processes are among the critical qualities for success.

  When the GS Superhighway was completed, it substantially reduced travel time between Guangzhou and Shenzhen and was the first expressway connecting major towns and cities within the PRD.

- Build-up and development along routes

  For industry seeking to establish or relocate within the PRD, there are obvious attractions in selecting locations having ready access to the major highways. Accordingly, the long-term significance of the Group's routes has increased with the growth of surrounding towns and facilities, and the clustering of population, industry and services in areas along the routes.

- Established connections and feeder flow

  Usage of roads depends on their accessibility relative to points of origin and destination for their potential traffic. The Group's completed roads are already supported by major feeder roads connecting with many of the most highly populous and important industrial regions, airports and other facilities in the PRD, and are well connected with the region's other major highways.

- Complexities and lead-time for new competition

  The process of obtaining necessary official approvals, land use rights and financing for a PRC road project is complex, lengthy and expensive. Construction is also a lengthy and uncertain process. As a result, road projects have a long lead-time to completion.

The Company has a well-defined strategy focusing on Guangdong Province and the PRD

- The Company's strategy is to leverage on its superior competitive advantages and the high barriers of entry to the industry to capture growth opportunities.

  The Group's focus is on projects which are of strategic significance to the development of an integrated highway network within the PRD which allows the Company to benefit from traffic growth on its roads as well as increasing inter-connection with the PRD's wider network.

- The Group is well positioned to capitalise on continued growth within Guangdong Province and the PRD

  All of the Group's existing Projects are strategically located within the PRD, reflecting Hopewell's vision of the region's economic growth potential, and in particular the potential for integration with Hong Kong, following the adoption of the PRC's open door and economic reform policies in the late 1970s.

  Historical growth in traffic flow on the Group's roads has been in line with economic growth and increased personal wealth resulting from opportunities created by these reforms.

- The Group's roads benefit from the continuing development of the wider network

  While the Group's roads are strategically important in their own right, traffic volume depends on inter-connection with the wider network. The Company believes that the full potential of its Projects will begin to be realised as the highway network within Guangdong Province and the PRD continues to develop further.

  In view of the PRC Government's continuing focus on the national highway network, the highway network within the PRD is set to become an integral component of a broader system by which locations within the PRD and Guangdong Province will be connected with leading cities across the PRC.

- WTO and CEPA

  The PRC's accession to the WTO in 2001 is widely expected to contribute to continued growth in highway usage in the PRC, and the Company also anticipates that the implementation of CEPA will have a positive effect on trade and traffic flow between Hong Kong and the PRC. The Company expects Guangdong Province and the PRD to remain at the forefront of industrial and economic growth in the PRC.

The Group is well positioned to capitalise on new opportunities

While the Company believes that its track record makes it well positioned to participate in further projects, the Company will only pursue opportunities which the Company believes will generate a satisfactory return on investment.

- The Group has proven expertise in the initiation, promotion, development and operation of PRC toll-road projects

  In the course of establishing the Group's existing Projects, HHI has demonstrated its expertise, and acquired substantial experience, in initiating, promoting, developing and operating large-scale PRC toll expressway and related infrastructure projects.

  The Group has normally aimed to take the lead role in the initiation and promotion of its Projects. The GS Superhighway Project resulted from initiatives of Hopewell outlined in a proposal letter submitted to the Guangdong Provincial Government in December 1978. HHI took the lead role throughout the process of initiation and promotion of the GS Superhighway Project, including negotiation of the concession rights established by the JV Contract, in the negotiation of construction contracts and in the arrangement of financing for the Project. The Guangzhou E-S-W Ring Road and the Western Delta Route Projects originate from the same proposal letter from 1978.

- The Group has a track record of successful co-operation with important PRC joint venture partners

  The Company believes that HHI's choices of local joint venture partners and its ability to co-operate effectively with these joint venture partners have contributed significantly to its success, both in securing participation in projects and in the successful completion of the projects it has undertaken. All of the Group's PRC partners are entities established by, or closely associated with, the governmental or administrative bodies having responsibility for transport infrastructure within the relevant regions and localities, and which have significant strategic and financial interests in the continued success of the Projects. The Company believes that its history of successful co-operation and relationships with its joint venture partners will position the Company well to participate in future projects consistent with the Company's overall business strategies.

The Group benefits from experienced and professional management

- The Group's management team comprises a core group of highly experienced professionals based in Hong Kong and the PRC with the origination, development, management, engineering, operational and financial skills necessary for the effective initiation, promotion, development and management of major PRC toll road infrastructure projects.

STRATEGY

The Company's strategy is to leverage on its superior competitive advantages and the high barriers to entry of the industry to capture growth opportunities. This strategy involves the following principal elements:

To continue to focus on strategically important transport infrastructure projects in Guangdong Province and the PRD

- The Company continues to focus on initiating, promoting, developing and operating projects which are of strategic significance to the development of an integrated highway network within the PRD.
- The Company believes that the validity of this underlying strategy has been borne out, and that the Group's focus on the PRD will continue to deliver benefits resulting from the region's strong economic growth and the progressive economic integration of the PRD and Hong Kong.

To maintain the competitiveness of the existing Projects, and the stability of returns, through effective management and forward planning

- The Company views the management of its completed Projects as the provision of a service to road users, and believes that alignment, accessibility, speed and safety are the key factors that influence road users in their choice of route. For these reasons, the Company sees these factors as key to maintaining its competitive position.
- The Company aims to protect returns by ensuring that its roads are well maintained, and offer smooth flow of traffic. Central to the Company's strategy is forward planning and anticipation of demand. Several examples of forward operational planning, aimed at establishing prime road conditions to suit future traffic requirements, are currently in progress on the GS Superhighway. They include the re-paving of the road surface, the improvement and expansion of the entry-exit facilities at the Nantou and Huangtian interchanges, and the expansion from six to eight lanes of a high volume 2.7 km section between the Hezhou and Huangtian interchanges near Shenzhen Baoan Airport. The introduction of IC card toll collection technology is another example, and the Company will continue its policy of deploying proven technology where appropriate and to the benefit of these objectives.

To capitalise on opportunities to participate in further projects

- The Company believes that its experience and track record in successfully completed road projects and the connections and reputation built up by the Company and its officers within the PRC will continue to lead to opportunities to participate in further projects. However, the Company will only pursue opportunities which the Company believes will generate a satisfactory return on investment.
- The Company believes that the development of a bridge-tunnel connecting Zhuhai in Guangdong and Macau with Hong Kong will be strategic to the further economic development of the PRD, Hong Kong and Macau.

In addition to being a logical and significant step in furthering the development of the PRD, Macau and Hong Kong as an integrated economic zone, the Company believes that this project would open up and accelerate the economic development of the western PRD resulting in the enhancement of the overall competitiveness of the PRD as a world-wide manufacturing base, providing new dynamism to the economy of Hong Kong as well as further developing Hong Kong, Macau, Zhuhai and Shenzhen into an integrated tourist zone.

In the Policy Agenda of the Second Term Government of the HKSAR published on 8 January, 2003, and in the Hong Kong Chief Executive's address to the Hong Kong Legislative Council delivered on the same date, it was stated that such a bridge link is being pursued as a priority project subject to the results of an ongoing PRC governmental feasibility study.

HHI has devoted significant efforts to promoting this project and will actively continue to pursue it. If the project proceeds, the Company believes that it would be well positioned to participate subject to satisfactory investment considerations.

- The Group, through HHI West Co, retains the concession rights for Phases 2 and 3 of the Western Delta Route. Although no firm plans have yet been formulated for development of Phase 2 or 3, the development of these further Phases is being actively pursued by the Group. This may be implemented by way of a joint venture with a suitable PRC partner.

  Phases 2 and 3 of the Western Delta Route are envisaged to comprise approximately 42 km of expressway running from the southern end of Phase 1 West in Shunde through to Zhongshan. At Zhongshan, the route would connect with (i) National Highway 105, which runs through to Zhuhai in the south, and (ii) the Jiangzhong Expressway (planned to be completed in 2004) which will link Jiangmen in the west and the Guangzhu East Line in the east. On completion of all three Phases of the Western Delta Route, it would create an arterial expressway system directly linking Guangzhou, Nanhai, Shunde and Zhongshan.

- In addition to the projects it initiates, the Group will, in appropriate cases, consider other opportunities to participate in projects which are aligned with the Group's focus on strategically important road and related infrastructure projects.

- While the Group's primary focus is on Guangdong Province and the PRD, the Group's track record, connections and reputation may give rise to other opportunities in the PRC.

HISTORY, DEVELOPMENT AND REORGANISATION

Hopewell is one of the leaders in the PRC infrastructure industry and was one of the first foreign companies to invest in infrastructure projects in the PRC. The development of the Group's toll-expressways stems from initiatives taken by Hopewell in the late 1970s and early 1980s based on Hopewell's vision of the potential which could be unlocked from Guangdong and in particular the PRD region following the PRC's economic reforms of the late 1970s. The Group's projects originate from Hopewell's pursuit of that vision and its consistent belief that realisation of the PRD's growth potential, and its economic integration with Hong Kong, would both depend on and support the development of an integrated highway network within the region.

The Hopewell Group's first PRC toll-road project was established in the late 1980s stemming from original proposals put forward by Hopewell in 1978. These original proposals included expressways in the eastern and western parts of the PRD as well as a ring road by-pass system for Guangzhou city. The original proposals included what have subsequently become (in their respective current forms) the GS Superhighway, Guangzhou E-S-W Ring Road and Phase 1 West Projects. In the meantime, Hopewell also secured participation in the Shunde 105 road enhancement project, as well as the Shunde Roads project covering a network of four local roads in Shunde. In the course of pursuing this strategy and establishing its track record in successfully completed road projects, the Hopewell Group and HHI have acquired significant experience and reputation within the PRC.

Hopewell's China infrastructure division was formed in 1995 for the purpose of developing, owning, managing and operating the Hopewell Group's principal PRC transportation infrastructure projects. All five of the Hopewell Group's toll-road Projects have previously been managed under the China infrastructure division's project and management teams.

The Group's corporate, operational and management structure has been created by means of a reorganisation completed in anticipation of the Offering. The Group's businesses comprise the three closed system toll-expressway projects formerly under Hopewell's China infrastructure division. Under the terms of this reorganisation, all Hopewell Group personnel who have previously been involved as members of the project and management teams for any of the Group's three Projects were transferred across to the Group. The Hopewell Group's interests in the Shunde 105 and Shunde Roads projects (both of which are open system class 1 highways) have been retained by or transferred to other subsidiaries of Hopewell which do not form part of the Group. (See "Group Structure" and "Relationship With The Hopewell Group" below).

GROUP STRUCTURE

The Company is the holding company for the Group and the Group's interests in its three existing Projects.

The Group's corporate, operational and management structure has been created by means of a reorganisation completed in anticipation of the Offering. As part of this reorganisation, all Hopewell Group personnel who have previously been involved as members of the management teams for any of the Group's three Projects have been transferred across to the Group. The Hopewell Group's interests in the Shunde 105 and Shunde Roads projects (both of which are open system class I highways) have been retained by or transferred to other subsidiaries of Hopewell which do not form part of the Group. (See "Relationship With The Hopewell Group").

All of the Group's three existing projects are joint ventures established (or to be established in the case of Phase 1 West JV) according to applicable PRC laws governing Sino-foreign co-operative joint ventures.

A summary of the three JV Enterprises is set out in the following table:

	GS Superhighway JV	Ring Road JV	Phase 1 West JV
Date of establishment	27 April, 1988	26 December, 1992	In the process of being established
Approval requirements	Certificate of Approval for its establishment as a Sino-foreign co-operative joint venture was issued by Guangdong Provincial Government on 25 April, 1988	Certificate of Approval for its establishment as a Sino-foreign co-operative joint venture was issued by Guangzhou Municipal Government on 24 December, 1992	Final approval is in the process of being obtained
	Business Licence was issued by PRC Industrial and Commercial Administrative Bureau on 27 April, 1988	Business Licence was issued by PRC Industrial and Commercial Administrative Bureau on 26 December, 1992	

	GS Superhighway JV	Ring Road JV	Phase 1 West JV
Total investment	RMB12,217 million (total cost of construction as audited by Guangdong Provincial Audit Bureau)	RMB4,500 million	RMB1,680 million (approved by the Guangdong Provincial Development Planning Committee)
Other financing information	Please see "Financing" in "The Road Projects — Guangzhou-Shenzhen Superhighway"	Please see "Financing" in "The Road Projects — Guangzhou East-South-West Ring Road"	Please see "Financing of Phase 1 West" in "The Road Projects — Phase 1 West"
Registered capital	RMB471 million (equivalent to HK$702 million) fully paid and verified on 12 December, 1991	US$55 million fully paid and verified on 23 March, 1995	Approved to be not less than 35% of the total investment i.e. RMB588 million and yet to be paid
Concession period	30 years from 1 July, 1997	30 years from 1 January, 2002	30 years from date of establishment (expected in 2003)
Scope of business activities	To plan, design, construct, operate and manage the GS Superhighway Project and various facilities along the route of the GS Superhighway, including, cafeterias, advertisements, public bus services, car parks, refueling stations, motor vehicle repair centres, stations for passenger and goods vehicles and retail sales	To plan, design, construct, operate and manage the Guangzhou E-S-W Ring Road Project and various facilities along the route of the Guangzhou E-S-W Ring Road as provided in the Ring Road JV Contract	Subject to the final approval, the scope of business activities is to invest, plan, design, construct and operate Phase 1 West
Joint venture arrangements	Please see "Joint Venture and Project Management Arrangements" in "The Road Projects — Guangzhou-Shenzhen Superhighway"	Please see "Joint Venture and Project Management Arrangements" in "The Road Projects — Guangzhou East-South-West Ring Road"	Please see "Joint Venture Arrangements for Phase 1 West" in "The Road Projects — Phase 1 West"

The Group's corporate and shareholding structure immediately following the Offering can be illustrated by the following diagram:


Hopewell
(Hong Kong)
100%(4)
Anber Investments Limited
(BVI)
75%(1)
HHI
(Cayman Islands)
100%
Jetgold Limited
(BVI)
100%
Yager International Limited
(BVI)
100%
Wilberforce International Limited
(BVI)
100%
97.5%(2)
100%
100%(5)
Most Top Limited
(BVI)
Kingnice Limited
(BVI)
HHI Ring Road Co
(BVI)
HHI West HK Co
(Hong Kong)
100%(5)
100%
HHI GS Superhighway Co
(Hong Kong)
Fan Wai Properties Ltd
(BVI)
45%(3)
100%
50%(3)
Ring Road JV
(Guangzhou E-S-W Ring Road)
(PRC)
HHI West Co
(PRC)
Phase I West JV
(Phase I West)
(PRC)
50%(3)
GS Superhighway JV
(GS Superhighway)
(PRC)
PRC joint venture company
PRC joint venture company to be established

Notes:

1. (i) Hopewell's interest is stated before taking account of the Over-allotment Option or any Shares which may be issued on exercise of the subscription rights attaching to the Warrants or upon the exercise of options which may be granted under the Share Option Scheme.

   (ii) Bank of China (Hong Kong) Limited has an option to purchase from Hopewell up to 5% of the existing issued share capital of the Company as at the date on which dealings in the Shares first commence on the Stock Exchange ("BOC Option"). See "Substantial Shareholders — BOC Option" for further details of this option.

2. A minority party holds 2.5% of Kingnice Limited, which is the parent of HHI GS Superhighway Co. The minority party is entitled to the equivalent of 1%, to be reduced to 0.75% after the tenth year of the concession period, of the total dividends distributed by the GS Superhighway JV less overhead and other administrative expenses of the HHI GS Superhighway Co and Kingnice Limited.

3. The percentage interests indicated for the PRC joint venture companies are based on the joint venture partners' proportionate entitlements to profit share, net cash flow and net operating income (as the case may be) as specified in the relevant JV Contracts.

4. Anber Investments Limited is an indirect wholly-owned subsidiary of Hopewell.

5. The Group holds 100% of the ordinary share capital. As a result of corporate reorganisations, the Hopewell Group retains certain non-voting economically worthless deferred shares (see "Further Information About The Company — Corporate Reorganisation" in Appendix IX).

Following completion of the Offering, Hopewell will continue to be the Company's controlling shareholder. Key aspects of the continuing relationship between the Group and the Hopewell Group are described in more detail in the section "Relationship With The Hopewell Group" below.

INITIATION, PROMOTION AND MANAGEMENT OF PROJECTS

HHI has normally aimed to take the lead role in the initiation and promotion of its Projects. The GS Superhighway Project was established in the mid-1980s as Hopewell was pushing forward with its vision of an integrated highway network for the PRD. The Project resulted from initiatives of Hopewell outlined in a proposal letter submitted to the Guangdong Provincial Government in December 1978.

As with all foreign invested projects in the PRC, the GS Superhighway Project conforms to a permitted form of investment structure and has been established by HHI as a Sino-foreign co-operative joint venture together with Guangdong Provincial Highway Construction Company as HHI's PRC partner.

HHI took the lead role throughout the process of initiation and promotion of the GS Superhighway Project, including negotiation of the concession rights established by the JV Contract, and the construction contracts, and in arranging financing for the Project. The position of General Manager, which carries key responsibilities in relation to ongoing management functions, has been held by Hopewell's Chairman, Sir Gordon Wu, since the establishment of the GS Superhighway JV in 1988. (See "The Road Projects — The Guangzhou-Shenzhen Superhighway").

The Guangzhou E-S-W Ring Road Project originates from the same proposal letter in 1978. HHI again took the lead role throughout the process of initiation and promotion of the Project before introducing CKI as a co-participant. The Project was originally established as a Sino-foreign co-operative joint venture with the Guangzhou City Tongda Highway Co. Ltd as PRC partner. CKI was introduced as the second foreign party at the initiative of HHI in 1997 when the Project was restructured to its current form. (See "The Road Projects — The Guangzhou E-S-W Ring Road"). The Western Delta Route was originally also covered by the joint venture arrangements for the GS Superhighway. The two routes were subsequently separated for independent development which has facilitated the creation of the Phase 1 West Project. (See "The Road Projects — Phase 1 West").

The Group's Projects follow the "Build-Operate-Transfer" or "BOT" model, and all the Sino-foreign co-operative joint ventures are in operation for a defined concession period at the end of which the fixed assets will be transferred to the PRC partners or government for nil consideration.

In addition to the projects it initiates, the Group will, in appropriate cases, consider other opportunities to participate in projects which are aligned with the Group's focus on strategically important road and related infrastructure projects. While the Group's primary focus is on Guangdong Province and the PRD, the Group's track record, connections and reputation may give rise to other opportunities in the PRC.

The Group's support for its projects will invariably include the full-time secondment of suitably experienced and expert professional personnel to strategic roles within the relevant joint venture company in accordance with the particular joint venture agreement. In addition, the Group maintains its own separate teams to monitor progress and performance of its Projects, which typically involves the assignment of senior HHI accounts and operational executives to cover one, or in some cases more than one, project on a full-time basis.

The Group's co-operative joint ventures are jointly controlled by the respective joint venture partners and no one partner has absolute control. Although the JV Contracts do not expressly confer on the Group any power of veto over the affairs of the JV Enterprises, the Group's joint venture arrangements typically require consensus among HHI and its joint venture partners in relation to major decisions such as changes in total investment or registered capital, financing arrangements, appointment of senior management, distribution of profits, changes to articles of association and insurance. HHI's overall experience in relation to its joint ventures has indicated that its joint venture contracts provide effective safeguards on significant decisions and changes and that, in practice, significant decisions are taken based on consensus among the joint venture partners. During the Track Record Period, the Group has not experienced any significant problems with its joint venture partners which have not been amicably resolved.

The Company has adopted a policy that, in general, the Group will only participate in closed system expressway projects (as opposed to open system highways), unless the size of the project makes it justifiable for the Group to do otherwise or if there are other special circumstances. Interests in two open system class I highway projects in Shunde have been retained by the Hopewell Group. (See "Relationship With The Hopewell Group").

PROJECT MANAGEMENT EXPERIENCE

HHI's project management team has substantial experience in constructing and operating large-scale PRC toll road and related infrastructure projects. The Group has a core group of professionals based in Hong Kong and the PRC who are actively involved in all aspects of the development and operation of the Group's various projects. HHI's experience in developing its projects in the PRC dates back to the late 1970s and early 1980s when the Hopewell Group was one of the first foreign companies to invest in infrastructure projects in the PRC.

FINANCING ARRANGEMENTS

The Group's Projects have been financed by a combination of registered capital and shareholders' loans provided by the Group and its joint venture partners and bank loans and other financing raised from external sources by the JV Enterprises.

The Group has provided registered capital and, with the exception of the Phase 1 West JV, shareholder loans to all the JV Enterprises in which it has invested. The shareholder loans advanced by the Group to the GS Superhighway JV have been repaid in full from the Project's cashflow and/or proceeds of re-financings arranged by the GS Superhighway JV.

At 31 May, 2003, the following amounts were outstanding in respect of registered capital or shareholder loans provided by the Group to its various JV Enterprises:

Project	GS Superhighway	Guangzhou E-S-W Ring Road	Phase 1 West
Registered Capital	HK$702 million	US$27.5 million	RMB294 million
Shareholder Loan	Nil	RMB979 million	Nil

Notes:

(1) The registered capital for the GS Superhighway JV was contributed in the amount of HK$702 million (equivalent to RMB471 million at the then prevailing exchange rate) and the registered capital for the Ring Road JV was contributed by the Group in US dollars. Pursuant to the relevant JV Contracts, such amounts are to be returned by the JV Enterprises in the currencies and amounts in which the respective contributions were made.

(2) The registered capital provided to the GS Superhighway JV confers entitlement to an accruing return linked to benchmark HK$ lending rates. Otherwise, none of these amounts bear interest or any equivalent entitlements.

(3) Subject to the terms of the Phase 1 West JV Contract to be entered into, the registered capital for the Phase 1 West JV is a commitment of which no less than 15% (the amount will be agreed between the parties when the Phase 1 West JV Contract is entered into) will become due no later than 90 days after the Phase 1 West JV is formally established on completion of the official approval process, and the remaining amount will be paid no later than three years after the establishment of the Phase 1 West JV according to progress of construction.

The JV Contracts typically provide for repayment of shareholder loans and registered capital from cash flow generated by the relevant JV Enterprise and, as between the joint venture partners, this entitlement normally ranks ahead of entitlement to profit distributions. However, the terms on which a JV Enterprise raises financing may contain restrictions affecting such payments.

At 31 May, 2003, the Group had outstanding borrowings of HK$422.0 million being the outstanding balance of a secured bank facility arranged to partially finance the Group's investment in the Guangzhou E-S-W Ring Road Project, and advances from the Hopewell Group in the amount of HK$5,004.3 million of which HK$4,500.0 million was subsequently capitalised. The remaining balance of such bank facility and advances from the Hopewell Group will be repaid from the proceeds of the Offering.

Further details concerning these financing arrangements are contained in relevant parts of the section "The Road Projects", and in "Financial Information — Management's Discussion and Analysis".

ESTABLISHMENT

The Group's staff comprises 12 senior executives and other professionals, and 20 administrative and support staff. The Group has office premises in Room 64-02, 64th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. (See also "Directors, Senior Management and Staff" below).

The Group's organisational structure immediately following the listing is set out in the diagram below:


Board of Directors
Hong Kong Office
PRC Office
Finance & Accounts Department
Administration Department
Project Development & Administration Department
Guangzhou Ring Road Office
GS Superhighway Tai Ping Office
Phase 1 West Office

INFORMATION CONCERNING THE LISTING RULES

The respective JV Enterprises are jointly controlled by the relevant joint venture partners and no one partner has absolute control. For this reason, the JV Enterprises are not subsidiaries of the Company for the purposes of the Companies Ordinance or the Listing Rules, including for the purposes of Chapter 14 of the Listing Rules which restrict certain transactions by listed companies and their subsidiaries. However, Chapter 14 of the Listing Rules will apply on the normal basis to any transaction by any member of the Group with respect to or affecting its interest in the JV Enterprises. Accordingly (where relevant under Chapter 14 of the Listing Rules) certain disposals of interests in the JV Enterprises may require disclosure and/or the prior approval of the Company's shareholders. Moreover, the JV Contracts provide effective safeguards so that, in practice (among other things), significant decisions are taken based on consensus among the joint venture partners and HHI has access to all necessary information concerning the operations and finances of the JV Enterprises. The Company has agreed with the Stock Exchange that, after the Listing Date, the Group will comply with Chapter 14 of the Listing Rules and the general disclosure obligations under paragraph 2(1) of the Stock Exchange Listing Agreement, in each case as if the existing or future Sino-foreign co-operative joint venture enterprises jointly controlled by the Group which are operating or will in the future operate toll road and infrastructure projects of the Group (collectively, the "CJVs") were subsidiaries for such purposes, provided that Chapter 14 of the Listing Rules will not apply to any transactions pursuant to or for the purposes of implementing the JV Contracts, or any existing arrangements or dealings in relation to the Projects or the CJVs (the material ones of which are as disclosed in this prospectus, including entering into the proposed Phase 1 West JV Contract and the proposed arrangements and dealings in relation to the Phase 1 West JV and all

transactions in connection with the joint venture contracts in relation to the CJVs, as disclosed in this prospectus), as may be varied from time to time. However, any variation of such contracts or arrangements which affects the Group's economic interest in the CJVs by more than 3% of the consolidated net tangible assets as disclosed in the latest published accounts of the Company will be subject to Chapter 14 of the Listing Rules. Pursuant to letters dated 16 June, 2003, each of GS Superhighway JV and Ring Road JV has undertaken to provide the Group with full access to relevant information to enable the Company to discharge its disclosure obligations. The Company will procure a similar undertaking from the Phase 1 West JV at an appropriate time after the establishment of the JV Enterprise.

Based on discussions with its PRC joint venture partners, the Company is not aware of any current intention of the PRC joint venture partners to put forward the Projects now included in the Group as the basis for a listing of another entity or to obtain a listing of their interests in the JV Enterprises.

INSURANCE

Each of the JV Enterprises maintains insurance cover which the Directors consider, based on the advice of the Group's insurance advisers, to be appropriate to the operations and circumstances of the particular Project. All of the JV Enterprises which operate completed roads maintain cover which includes public liability, property all-risk and money all-risk cover. The Phase 1 West Project (and, when established, the Phase 1 West JV) has the benefit of construction all-risk and third party liability cover in respect of the Project's development. These insurances are typically one or two year policies renewable in accordance with normal industry practice and are subject to exclusions and limitations on amounts insured. Following consideration of advice from its insurance advisers, the Directors believe that these insurance arrangements, and the Group's own insurance cover, are adequate and conform to insurance programs customary for operators and developers of toll roads within the PRC and, in the case of the Group, its particular circumstances. No insurance claims were made by the Group during the Track Record Period.

LAND USE RIGHTS AND PROPERTY INTERESTS

The GS Superhighway JV has yet to obtain certificates of building ownership for units in Jiaxing Building which it is entitled to own. In its valuation report in Appendix IV, FPD has valued these units at HK$26.6 million, representing approximately 0.1% of total fixed assets of GS Superhighway JV. Additionally, land use rights certificates for those sections of the Guangzhou E-S-W Ring Road within Guangzhou remain to be obtained by the Ring Road JV. Such land has been acquired pursuant to a land acquisition agreement between the Ring Road JV, the Ring Road PRC Partner and a PRC authority. The Group is in the process of obtaining the outstanding land use rights certificates for these sections of the Guangzhou E-S-W Ring Road and the Company considers it to be a matter of normal practice that these land use rights certificates be applied for at the current stage of this Project. All material approvals for the Guangzhou E-S-W Ring Road Project have been obtained except for the land use rights certificates as described above. The application for the land use rights certificates is usually the last set of approvals to be applied for in a PRC toll road project which normally takes place after the road and the ancillary works, such as connection to feeder roads, are fully completed and the warranty periods in the construction contracts have expired. In the case of the Guangzhou E-S-W Ring Road, the warranty period expired in late 2002 and the application process for the land use rights certificates commenced at around the same time. The Company estimates that it may take a further 6 to 12 months or more to obtain these certificates. The total length of the sections in question accounts for approximately 31 km of the Guangzhou E-S-W Ring Road's total length of approximately 38 km and there is no practicable basis for valuing these sections of the Guangzhou E-S-W Ring Road on a stand-alone basis. Pursuant to a deed of indemnity entered into between the Hopewell Group and the Company, the Hopewell Group has agreed, conditional upon the commencement of dealings in the Shares on the Stock Exchange, to indemnify the Company against any liabilities and penalties imposed on the Group if the Ring Road JV is unable to

obtain the outstanding land use rights certificates for the Guangzhou section of the Guangzhou E-S-W Ring Road after having taken all necessary actions to obtain them (such actions include but are not limited to paying all fees, charges, premiums and costs, and incurring all expenses, which are necessary for obtaining the certificates).

The Company has obtained a legal opinion from Haiwen & Partners, its legal adviser on PRC law, with respect to the land use rights of the Group's JV Enterprises stating that there is no significant impediment to their business operations and, save as disclosed in this section, each of GS Superhighway JV and Ring Road JV has obtained all relevant land use rights certificates for the land used for the purpose of expressways. Each of GS Superhighway JV and Ring Road JV has also obtained all building ownership certificates for its buildings which require such certificates. Further, the legal opinion states that there is no legal impediment to obtaining the remaining land use rights certificates for the Guangzhou E-S-W Ring Road. As Phase 1 West JV is in the process of being established and constructed, relevant land use rights certificates will be applied for in due course after construction has completed. All necessary approvals for the use of the required land for the construction of the Phase 1 West Project have been granted.

The valuation report of FPD, an independent valuer, with respect to the property interests of the JV Enterprises and the Group and the text of its letter, summary of values and valuation certificate are set out in Appendix IV "Property Valuation".

ENVIRONMENTAL CONSIDERATIONS

Environmental protection in the PRC is governed by the Law of Environmental Protection and a number of related regulations covering air pollution, air quality, water and ocean pollution and hazardous substances. Local governments are encouraged to supplement the central government's regulations with local laws and standards to suit the local situation. In addition, the JV Enterprises in which the Group has interests are subject to a number of regulations specifically applicable to infrastructure companies. Although these laws and regulations relate principally to pollution and hazardous substances, the Group's Projects may have an impact on the natural environment due to the presence of the highways, and the large-scale works involved in maintaining and repairing highways. The Company is not aware of any material breach of these laws or regulations by the JV Enterprises during the Track Record Period.

THE GUANGZHOU-SHENZHEN SUPERHIGHWAY

The Company has an indirect interest in the GS Superhighway which links Guangzhou, the capital of Guangdong Province, to Shenzhen and Hong Kong. The GS Superhighway runs from Guangdan in Guangzhou to the Hong Kong-Shenzhen border crossing at Huanggang in Shenzhen. The Company's interest in the GS Superhighway is held through a Sino-foreign co-operative joint venture established in partnership with Guangdong Provincial Highway Construction Company.

The Road


Guangzhou
Foshan
Panyu
Shunde
Phases 2 & 3 Western Delta Route
Jiangmen
Xinhui
Zhongshan
Dongguan
GS Superhighway
Shenzhen S.E.Z.
Hong Kong S.A.R.
Legend:
Toll Plaza

Guangzhou-Shenzhen Superhighway

Key Data

Route	Guangdan in Guangzhou to Huanggang in Shenzhen
Total Length	122.8 km
Classification	Expressway
Number of lanes	Dual 3 lanes
Design speed	120 km per hour
Toll system	Closed system
Number of toll plazas	18
Number of interchanges	18 (including barriers at both ends)
Joint venture partner	Guangdong Provincial Highway Construction Company
Concession period	30 years from 1 July, 1997
Status	Fully operational, collecting tolls

As the first and currently the only expressway directly connecting Guangzhou, the capital of Guangdong Province, with Shenzhen and Hong Kong, the GS Superhighway is a major artery in the developing PRD highway network, forming a North-South corridor of economic activity.

The GS Superhighway is a closed system expressway with 18 interchanges which are all fully operational. A toll plaza is located at each of these interchanges. Its dual three lane carriageways are asphalt-paved, with emergency parking shoulders in each direction, and have a design speed of 120 km per hour. The maximum speed limit is 110 km per hour. The expressway has been equipped with an emergency phone system (with emergency telephones every 2 km), a lighting system and closed circuit television system along the full length of the expressway, twelve electronic message display panels to provide information to drivers en route and an optical fibre system for the transmission of data from the toll booths to the management centre. Three petroleum filling stations have been developed by licensees of GS Superhighway JV along the expressway.

The GS Superhighway has been collecting tolls since its trial operation in July 1994. Its official opening on 1 July, 1997 marked the commencement of the project concession period.

Destinations and Major Connections

The GS Superhighway route forms a major economic corridor between Guangzhou, the capital of Guangdong Province, and Shenzhen and Hong Kong. The expressway takes in the major cities of Guangzhou, Dongguan and Shenzhen, reaching Hong Kong at the Shenzhen border.

Many populous and/or industrial towns such as Futian, Baoan, Songgang, Changan, Taiping, Houjie, Shigu, Luogang and Xintang are connected to the expressway's 18 strategically placed interchanges. The GS Superhighway also provides a link to various important facilities such as the Shenzhen Baoan Airport, the Huangpu port, Humen port and Xinsha port and the new Guangzhou International Airport at Huadu scheduled to open by mid-2004.

In addition to serving the towns and facilities in its immediate corridor, the expressway is well connected to the other major highways in the PRD. In particular, the GS Superhighway provides the only expressway connection between Shenzhen and the Humen Bridge which connects the eastern and western banks of the Pearl River. For this reason, it is the most important route for traffic between Shenzhen and locations in the western and south-eastern parts of the PRD.

Other major feeder road connections include the Ji He Expressway (connecting with the Shenzhen Baoan Airport and Heao, leading to Shantou via the Shenshan Expressway), Changhu Expressway (which will connect with Changpeng and Humen port), Dongguan Da Dao (connecting with the centre of Dongguan), Guangyuan East Expressway (connecting with eastern Guangzhou), the Guangzhou Second Ring Road (the completed northern section of which will connect with the new Guangzhou International Airport at Huadu, and the eastern section of which will connect with eastern Guangzhou and Panyu), the Guangzhou Ring Road and National Highway 107. All are fully operational, except for Changhu Expressway and the Guangzhou Second Ring Road.

The GS Superhighway route is well positioned to benefit from significantly improved border crossing efficiency now that the Huanggang border crossing with Hong Kong has been opened on a 24 hour basis since 27 January, 2003.

At Guangzhou, the GS Superhighway connects with the eastern end of the Guangzhou E-S-W Ring Road.

Initiation and Promotion of the Project

The GS Superhighway Project was formulated in the mid-1980s as Hopewell was pushing forward with its vision of an integrated PRD highway network following the PRC's economic reforms of the late 1970s. The Project resulted from initiatives of Hopewell outlined in a proposal letter submitted to the Guangdong Provincial Government in December 1978. The original highway proposals covered a route connecting Guangzhou with both Shenzhen and Zhuhai, including certain sections now encompassed by the Western Delta Route. The same proposal letter contained the original idea for what is now the Guangzhou E-S-W Ring Road.

The GS Superhighway was a groundbreaking project giving rise to numerous novel and complex considerations. Formal proposals for the GS Superhighway Project were encapsulated in a letter of intent entered into with the PRC partner in June 1981. Following completion of the feasibility study, preliminary approval for the Project was obtained in 1984 and the joint venture was formally established in April, 1988. The process of arranging financing was lengthy and complex due to the novelty of project finance in the PRC at that time and the US$800 million syndicated loan for the financing of the project was finally signed in March 1991. The full construction programme commenced after closing of the financing arrangements in 1992, and trial operation began in 1994.

Throughout this process, HHI had taken the lead role in the initiation and promotion of the Project, including negotiation of the concession rights established by the JV Contract and the construction contracts, and in arranging financing for the Project (see "Joint Venture and Project Management Arrangements" below).

The joint venture arrangements for the GS Superhighway originally also included an expressway route across the western PRD between Guangzhou and Zhuhai. The two projects were subsequently separated for independent development, and the western route was revised to what is now the Western Delta Route. This has facilitated the creation of the Phase 1 West Project (see "The Road Projects — Phase 1 West").

Joint Venture and Project Management Arrangements

As with all foreign invested projects in the PRC, the GS Superhighway Project conforms to a permitted form of investment structure. The Project has been established by the Group as a Sino-foreign co-operative joint venture in partnership with Guangdong Provincial Highway Construction Company as HHI's PRC partner. The PRC partner is a state-owned enterprise under the administration of Guangdong Provincial Communication Company (Group) Limited. Guangdong Provincial Communication Company (Group) Limited is a state-owned enterprise established by the Guangdong Provincial Government which primarily engages in the investment, construction, supervision and operation of major transportation and infrastructure projects in Guangdong Province.

The GS Superhighway JV was established by HHI GS Superhighway Co and the GS Superhighway PRC Partner pursuant to the GS JV Contract entered into on 20 April, 1987 (and subsequently amended) for the purpose of the construction, operation and management of the GS Superhighway. Under PRC law, the GS Superhighway JV is a separate joint venture enterprise with limited liability, and the liability of each joint venture partner with respect to the GS Superhighway JV is limited to the amount of registered capital which it has committed to provide.

The GS JV Contract establishes a Sino-foreign co-operative joint venture according to applicable PRC law. The co-operative joint venture model affords flexibility in structuring the project investments and in determining the rights, liabilities and obligations of the joint venture partners, with their respective entitlements to share in profits of the GS Superhighway JV being governed by the GS JV Contract. During the 30 year concession period established by the GS JV Contract, and which commenced on 1 July, 1997, HHI GS Superhighway Co is entitled to share the profits of the GS Superhighway JV calculated in accordance with the GS JV Contract as to 50% for the first ten years, 48% for the next ten years and 45% for the final ten years.

HHI took a lead role in the initiation, promotion, financing, construction, development and operation of the Project, including negotiation of the concession rights established by the JV Contract, and the construction contracts, and in arranging financing for the Project. The position of general manager, which carries key responsibilities in relation to ongoing management functions, has been held by Hopewell's Chairman, Sir Gordon Wu, since the establishment of the GS Superhighway JV in 1988. At the operational level, Sir Gordon Wu has delegated his duties as general manager to another full-time employee of HHI who serves as acting general manager of the GS Superhighway JV. Sir Gordon Wu's appointment as general manager has no fixed term.

Under the GS JV Contract, HHI GS Superhighway Co is entitled to appoint five of the ten directors of the GS Superhighway JV. Unanimous board approval is required for major decisions such as appointment and removal of the general manager, changes in the total investment and registered capital, insurance, financing, distribution of profits, and changes to the articles of association. A meeting of the board shall be attended by at least 60% of the directors.

Project Concession

The GS Superhighway JV has a concession period of 30 years from 1 July, 1997. At expiration of the concession period, all fixed assets owned by it will be transferred to the GS Superhighway PRC Partner for zero consideration and the GS Superhighway JV will be dissolved. On dissolution at the end of the concession period, the parties will participate in any residual surplus assets according to their respective profit sharing ratios at that relevant time.

Financing

Financing arrangements

The GS Superhighway JV is a joint venture enterprise established under PRC law and has a registered capital of RMB471 million contributed entirely by the Group through HHI GS Superhighway Co in the amount of HK$702 million determined according to the exchange rate prevailing at the time of contribution.

The initial budgeted project cost of the GS Superhighway was approximately US$1,150 million. This was to be funded by a combination of HK$702 million (approximately US$90 million) of registered capital, and HK$858 million (approximately US$110 million) and US$50 million in shareholder's loans from HHI GS Superhighway Co, together with various bank borrowings including an original syndicated project finance facility of US$800 million (the "Original Syndicated Facility") taken out in 1991 by HHI GS Superhighway Co and on-lent to the GS Superhighway JV. Following improvements in design, and in order to reduce maintenance costs, the Group made an additional investment of approximately RMB6 billion to fund the elevation of some sections (in total over 30 km) of the expressway in north Dongguan and between Dongguan and Shenzhen and the expansion of various interchanges, including additional foundation and tunnel works, and the acquisition of certain additional land required. As a result of this additional contribution, HHI GS Superhighway Co was granted an increase in its profit sharing ratio (as reflected in the current entitlements) and was credited with an additional shareholder loan of approximately RMB2.5 billion. The GS Superhighway PRC Partner has also agreed in principle for HHI GS Superhighway Co to have certain contingent economic entitlement in property developments within certain of the GS Superhighway's interchanges. (See "Property Development" below).

In January, 2001, as part of a refinancing exercise, the outstanding balance of the Original Syndicated Facility as on-lent to the GS Superhighway JV was prepaid in full from the proceeds of a new loan obtained by the GS Superhighway JV from a PRC bank. In February, 2002, approximately US$684 million of the shareholder loans provided by HHI GS Superhighway Co was also repaid from the proceeds of another loan facility from the same PRC bank. As at 31 May, 2003, the outstanding amounts under the main loan facilities taken out by the GS Superhighway JV were approximately: (i) US$955 million outstanding under the two facilities from a PRC bank in relation to the prepayment of the Original Syndicated Facility and repayment of shareholder's loan as mentioned above (the "Principal Facility"); (ii) US$33 million outstanding under a loan facility from the same PRC bank made available in connection with a guarantee relating to the original project financing arrangements; and (iii) RMB510 million owed to the same PRC bank under a facility taken out in May, 2003 to refinance amounts previously borrowed for purposes of the original land acquisition costs (the "Land Acquisition Facility"). The Principal Facility is repayable over a period of ten years from 2002 to 2011, while the Land Acquisition Facility will mature in 2011. The other facilities have maturities ranging from 2003 to 2008. Other outstanding indebtedness of the GS Superhighway JV at 31 May, 2003 included: (i) approximately

RMB169 million owed to one of the Project's construction contractors in respect of certain additional construction costs resulting from the design improvements; and (ii) RMB16.1 million owed to the GS Superhighway PRC Partner for original land acquisition cost (see "Financial Information — Management's Discussion and Analysis — Statement of Indebtedness").

Restrictions on distributions and repayment of registered capital

As part of the restrictions under the Principal Facility and the Land Acquisition Facility, the GS Superhighway JV may only distribute profits if it has deposits of no less than RMB50 million in bank accounts which have been charged to the lender and if the lender has given its approval. Further, 80% of the remaining cash in these accounts after allowing for the amount required for operating expenses, debt servicing and the RMB50 million deposit as mentioned above would be permitted as profit distributions. Except with the approval of the lender, the remaining 20% may not be used for any purpose other than scheduled debt service payments or additional prepayments.

Under the terms of the GS JV Contract, in addition to its entitlement to share in profit distributions, HHI GS Superhighway Co is entitled to the repayment of its HK$702 million registered capital contribution out of the GS Superhighway JV's net cash flow after the payment of various items such as operating expenses, tax and debt service obligations, all as stated in the GS JV Contract. However, this is also subject to the terms of the GS Superhighway JV's Principal Facility which prohibit repayment of registered capital prior to full repayment of the Principal Facility. The GS JV Contract provides for a return on the major part of HHI GS Superhighway Co's registered capital contribution at rates which have been set to track the HKD prime lending rate. These payments are subject to approval from SAFE. The first payment for the accrued returns up to 31 December, 2001 was made to HHI GS Superhighway Co in April, 2003 with SAFE approval. This requirement to obtain SAFE approval does not apply to profit distributions. Further payment for accrued returns may not be made until the GS JV Contract has been amended as requested by SAFE. Application for approval of such amendment has not yet been made.

Operations

Toll collection

The toll collection system for the GS Superhighway is in the form of a closed system with computerised toll validation.

When a driver enters GS Superhighway at an interchange or barrier, an encoded ticket (either magnetic or IC card) will be issued at the entry gate of the toll plaza, and upon exiting the driver pays the toll charge based on the type of vehicle and distance travelled. All transactions are recorded by the computers at the relevant toll plaza office and transmitted to the central toll information centre for auditing and recording. The toll information centre is located at the management and operation centre in Taiping, Dongguan. The computer system enables accurate records of the value of tolls received and assists in minimising fraud. At the same time, traffic information can be obtained including the time, numbers and types of vehicle entering/exiting at each interchange and barrier. In addition, closed circuit television cameras are installed in each toll lane, toll plaza and inside each exit toll booth. The supervisor at the toll plaza office can monitor the toll collection activities and the vehicles passing through the closed circuit television monitors.

The toll collection system originally installed by the GS Superhighway utilised magnetic cards. The GS Superhighway JV is in the process of upgrading this system to permit the use of contactless integrated circuit card ("IC card") technology. The IC card, which will be issued to drivers entering the system instead of the older magnetic cards, will enhance efficiency by reducing processing time for toll

payments, and will enable more effective capture of road usage data. The IC card technology has proven reliability and has been fully tested. All toll plazas for the Shenzhen to Guangzhou carriageway were fully upgraded with the IC card system during 2001/2002, and all the toll plazas for the Guangzhou to Shenzhen carriageway are scheduled to be similarly upgraded by the end of 2003.

As part of the toll collection procedures, data analysts at the toll information centre reconcile cash receipts against the computer's records at the end of each day. Any shortfall in cash receipts is required to be made up by the toll collector. Daily cash receipt reports are generated by the computer to record the cash receipts of that day and the details of the bank deposit slips are then reconciled to the daily cash receipt report to ensure the cash receipts have been properly deposited into the bank.

Recent developments

Proposals have been announced for the phased introduction in Guangdong Province of new toll collection arrangements aimed at increasing traffic efficiency on toll expressways in the province. The new arrangements are expected to involve the introduction, in parallel with existing toll collection systems, of a provincial toll pass which can be used for all toll expressways in Guangdong Province, and the establishment of non-stop toll lanes. A centralised administrative agency will also be established by the Guangdong Provincial Government to issue passes, collect payment and distribute associated toll entitlements to operators of participating expressways. These proposals would not affect the basis on which toll rates for the Group's roads are set (see "Revenues" below).

The proposals will be implemented during 2004, and this will require the Company gradually to adapt its toll plazas to accommodate dedicated toll pass lanes operating in parallel with the Company's cash toll booths. The new arrangements are also likely to involve the Company modifying its computerised toll-collection system.

The proposals apply to all toll expressways within Guangdong and discussions concerning the detailed terms and implementation of the new arrangements are continuing between the relevant provincial government authorities and the various expressway operators. Introduction of the new arrangements by the Company will inevitably involve capital expenditure on system modification (including the installation of non-stop toll lanes) and will change the arrangements by which the JV Enterprises receive toll receipts in respect of vehicles using toll passes.

Management and operational staff

The most important roles in the management and operation of the expressway are those of the general manager, chief engineer, chief accountant and their respective deputies. The general manager is responsible for the day-to-day operation and management of the GS Superhighway JV subject to the terms of the GS JV Contract. The position of general manager has been held by Hopewell's Chairman, Sir Gordon Wu, since the establishment of the GS Superhighway JV in 1988. At the operational level, Sir Gordon Wu has delegated all his duties as general manager to a full-time employee of HHI who serves as acting general manager of the GS Superhighway JV. Under the GS JV Contract, the appointment and removal of the general manager requires an unanimous vote of the board of directors of GS Superhighway JV present at a board meeting.

GS Superhighway JV has five deputy general managers who are responsible for assisting the general manager. Of these five deputy general managers, HHI has nominated two who are both responsible for overall corporate management. The other three, responsible for, respectively, general administration, general operations, and maintenance, are nominated by the PRC partner. GS Superhighway JV has approximately 1,700 employees excluding secondees from the Group.

Traffic management

The Company believes that effective traffic management, aimed at facilitating convenient, fast and safe transit, is key to maximising toll receipts and maintaining the GS Superhighway's status as a prime

route of choice, particularly having regard to the expected increase in traffic volume. The Company believes that the four factors which principally contribute to congestion and delay are accidents, heavy traffic flow (either generally or at specific pressure points), insufficiency of toll booths at entry or exit points, and lane restrictions resulting from repair and maintenance works. The Company's operational strategies aim to mitigate the problems liable to arise from these factors, based on forward planning and anticipation of demand.

Traffic surveillance and telecommunication facilities consist of emergency phones, traffic counting stations, changeable message boards and closed circuit video cameras placed at intervals along the whole expressway. These facilities enable the GS Superhighway JV to monitor traffic conditions efficiently. Lighting facilities have also been installed along the GS Superhighway and at the 18 interchanges. The GS Superhighway JV makes efforts to liaise and co-operate with traffic police and has established what it considers to be efficient and beneficial working relationships with the traffic police as a result. Traffic police officers are stationed at the management centre of the GS Superhighway and will be able to respond to any emergency without delay.

The GS Superhighway JV closely monitors traffic volume and flow along the expressway. High volumes have been occurring at the Huangtian and Hezhou sections during peak hours. In order to avoid congestion from increased traffic to and from the Shenzhen Baoan Airport, the GS Superhighway JV has decided to expand a 2.7 km long section of the expressway between Hezhou and Huangtian to provide four lanes in each direction. This expansion project started in the first quarter of 2003 and is anticipated to be completed by the end of 2003 at a total cost estimated to be in the region of RMB10 million.

Interchanges along the expressway are regularly upgraded to provide better connections with local roads and the regional network as they develop. Recent examples include the realignment of the Dongguan interchange to allow better connection to the Dongguan Da Dao in 2001. Expansion work to increase the number of toll lanes is currently being undertaken at the Nantou and Huangtian toll plazas due to the high level of traffic at these interchanges. Unlike establishment of new toll plazas, which involves significant approval requirements, the addition of toll booths to an existing toll plaza is a comparatively straightforward process. The GS Superhighway JV has land use rights to accommodate the additional toll lanes at the Nantou and Huangtian interchanges, and the expansion works at these interchanges are expected to be completed by the third quarter of 2003.

Regular maintenance works are typically scheduled so as to cause minimum disruption to traffic. In connection with the current re-surfacing program (see "Major repairs and improvements" below), special traffic diversion measures are being implemented with a view to minimising disruption to traffic on the GS Superhighway. The Company believes that, to date, this major up-grade has had little detrimental effect on overall traffic volumes and expects the exercise to result in significantly reduced maintenance in the short to medium term.

The GS Superhighway JV was awarded ISO9001-2000 management standards in July 2002.

Major repairs and improvements

As operator of the expressway, the GS Superhighway JV is responsible at its own cost for the maintenance and repair of the expressway throughout the concession period. The GS Superhighway JV operates an annual budgeting process covering anticipated operating expenses, repair and maintenance costs and any other capital expenditure for the year in question. HHI has always been closely involved in the preparation and subsequent monitoring of the annual operating budget, which is required to be approved by the board of directors of the GS Superhighway JV. Since official opening of the GS Superhighway in 1997, there have been no incidences of material budget overruns or material unforeseen capital expenditure requirements.

The GS Superhighway JV has recently commenced a programme for accelerated repaving of the GS Superhighway with high specification asphalt paving which is expected to be completed during 2004. Although the original paving would have lasted for up to a further seven years, the Directors believe that the Group will benefit from the accelerated repavement program when short-term cost and disruption is balanced against medium term benefits, with the objective of maximising total return from the projected increase in traffic volumes over the full concession period. The repaving exercise is expected to have a beneficial effect on future operating and maintenance costs once completed.

The repaving program is to be carried out in stages. The first stage covering the non-elevated section of approximately 40 km between Guangzhou and Changan was completed in January, 2003. The remaining stage covering a section of approximately 60 km is expected to be completed during 2004. Special traffic diversion measures have been adopted with the aim of minimising disruption to traffic.

The costs of the first stage of the re-paving programme amounted to approximately RMB110 million and were fully covered by operating cashflow.

Revenues

The revenues of the GS Superhighway JV are substantially comprised of toll receipts collected at toll plazas located at each of the interchanges and barriers. Toll rates for expressways in Guangdong Province are approved by the Guangdong Provincial Price Bureau and Guangdong Provincial Communications Bureau in the form of a rate per km travelled based on vehicle classification and a stepped scale in multiples of the base charge for the smallest category of vehicles. Toll receipts are therefore principally dependent on traffic volume by vehicle categories, applicable toll rates and distance travelled.

Toll rates

The toll rates currently payable by vehicles using the GS Superhighway are:

Class	Vehicle Category	Number of axles	Number of wheels	Height of vehicles at first axle (in metres)	RMB per km
1	Cars, jeeps, passenger/cargo vans in the form of taxis, motorcycles	2	2-4	<1.3	0.60
2	Vans, small passenger/cargo vans and light trucks	2	4	≥1.3	1.20
3	Medium sized vans, large cars and medium sized trucks	2	6	≥1.3	1.80
4	Large luxurious cars, large trucks, heavy trailers, 20 ft. container trucks	3	6-10	≥1.3	2.40
5	Double deck cars, heavy trucks, heavy trailers, 40 ft. container trucks	>3	>10	≥1.3	3.00

These toll rates, which are based on multiples of 1, 2, 3, 4 and 5 times the base charge for Class 1 vehicles, have been approved by the authorities responsible for transportation and price within the Guangdong Provincial Government. The GS Superhighway JV may propose or apply for rate changes at any time. Factors taken into account by the government authorities when setting toll rates or rate changes can include size of project, loan repayment terms and schedule, traffic flow, concession period, and affordability. Since the commencement of operations, the GS Superhighway JV has applied to the relevant PRC authorities for toll rate increases in 1996 and 1997. Both applications were successful and

the standard toll rate for class 1 vehicles was increased from RMB0.40 per km to RMB0.50 in 1996 and RMB0.60 in 1997, resulting in corresponding increases in the rates for other classes of vehicles based on the same multiples. No applications for toll rate increases have been rejected, and no further applications for any toll rate increase have been made since 1997.

Certain categories of vehicle are exempt from paying toll charges. The exempt categories currently include vehicles bearing military registration plates, fire engines, police vehicles, ambulances, as well as vehicles which are exempt from paying tolls as approved by the Guangdong Provincial Government. Vehicles exempt from payment of tolls accounted for 3.7% of the total traffic for the year ended 31 December, 2002.

When the GS Superhighway opened, it was permitted that tolls for vehicles from Hong Kong could be charged in Hong Kong dollars. In accordance with a notice issued jointly by the Guangdong Provincial Price Bureau and Guangdong Provincial Communications Bureau in 2002, in order to fulfil certain requirement for the PRC's accession to the WTO, tolls have been collected only in RMB commencing from April 2002. Currently, approximately 6.8% of the cross-border traffic is from Hong Kong.

Historical traffic flow and toll receipts

GS Superhighway has been experiencing increasing traffic flows and toll receipts since it first opened on a trial basis in 1994 as illustrated in the following table.

	1995	2000		2001		2002		2003[(3)]		CAGR[(2)]
			Year[(1)] on year growth		Year[(1)] on year growth		Year[(1)] on year growth		Year[(3)] on year growth	
Average daily tolled traffic flow (no. of vehicles)	48,678	103,388	19.2%	114,930	11.2%	136,612	18.9%	162,998	30.3%	15.9%
Toll receipts (RMB million)	648	1,733	19.1%	1,825	5.4%	1,974	8.1%	1,073	14.4%	17.2%

Notes:

(1) Year-on-year growth represents percentage change compared to the previous calendar year.

(2) Compound annual growth rates ("CAGR") are calculated from 1995, being the first complete calendar year of operations, up to and including 2002.

(3) The statistics for 2003 cover the first six months of the year and are compared with the corresponding period in 2002. As the above information is presented on a calendar year basis, the first six months of 2003 cover the second six months of the financial year ended 30 June, 2003.

Trends

In recent years, growth in GDP and private vehicle ownership within Guangdong Province has fuelled the growth in traffic flow on the GS Superhighway. While there has been consistent growth in both commercial vehicle traffic (mainly represented by Class 2 to 5 vehicles) and private vehicle traffic (mainly represented by Class 1 vehicles) the recent pattern of growth has been weighted towards private vehicles. This can be attributed to growth in personal wealth and, more recently, to the availability of consumer credit for purposes of vehicle purchases. The Company expects various measures adopted by the PRC government pursuant to its accession to the WTO to increase the affordability of vehicles consistent with this trend.

The following tables illustrate increases in traffic flow and changes in traffic mix on the GS Superhighway by calendar year, and a more detailed monthly comparison of average daily toll receipts and average daily tolled traffic flow for the most recent two financial years ended 30 June, 2002 and 30 June, 2003.

GS Superhighway
Average Daily Tolled Traffic Flow


Number of vehicles
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
CAGR = 15.9%
1995
1996
1997
1998
1999
2000
2001
2002
2003 (Up to 30 June)
Year
Class 1 Class 2 Class 3 Class 4 Class 5

Notes:

(1) The various vehicle categories for GS Superhighway are as follows: Class 1 (cars, jeeps, passenger/cargo vans in the form of taxis, motorcycles), Class 2 (vans, small passenger/cargo vans and light trucks), Class 3 (medium sized vans, large cars and medium sized trucks), Class 4 (large luxurious cars, large trucks, heavy trailers, 20 ft. container trucks), Class 5 (double deck cars, heavy trucks, heavy trailers, 40 ft. container trucks).

(2) CAGR for GS Superhighway is calculated from and including the first complete year of operation in 1995 up to and including 2002.

Growth in monthly average daily toll receipts and monthly average daily tolled traffic flow

Month	Average Daily Toll Receipts (RMB '000)			Average Daily Tolled Traffic Flow		
	2001	2002	% Growth	2001	2002	% Growth
July	5,032.9	5,373.0	6.8%	115,049	136,480	18.6%
August	5,373.1	5,686.0	5.8%	122,738	145,968	18.9%
September	5,492.2	5,725.7	4.3%	126,596	148,773	17.5%
October	5,180.7	5,622.8	8.5%	121,009	148,572	22.8%
November	5,070.3	5,598.7	10.4%	121,842	150,646	23.6%
December	4,971.2	5,773.9	16.1%	120,694	157,156	30.2%
	2002	2003	% Growth	2002	2003	% Growth
January	4,961.3	6,301.6	27.0%	121,742	167,521	37.6%
February	5,022.1	5,703.9	13.6%	114,304	148,573	30.0%
March	5,377.5	6,222.6	15.7%	129,193	172,856	33.8%
April	5,472.4	6,036.7	10.3%	133,611	166,015	24.3%
May	5,168.3	5,367.1	3.8%	125,746	150,454	19.6%
June	5,081.7	5,933.7	16.8%	125,377	171,544	36.8%

The following tables illustrate growth in GDP, private vehicle ownership within Guangdong Province and increases in traffic flow on the GS Superhighway by calendar year.

GS Superhighway Traffic vs. Guangdong GDP


GDP (US$ bn)
Average Daily Tolled Traffic ('000)
1995 1996 1997 1998 1999 2000 2001 2002
GS Superhighway Average Daily Tolled Traffic Flow ('000)
Guangdong GDP (US$ billion)

GS Superhighway Traffic vs. Guangdong Private Vehicle Ownership


Private Vehicle Ownership (Cars per 1,000 inhabitants)
Average Daily Tolled Traffic ('000)
1995 1996 1997 1998 1999 2000 2001 2002
GS Superhighway Average Daily Tolled Traffic Flow ('000)
Private Vehicle Ownership (per 1,000 inhabitants)

Notes:

(1) GDP refers to gross domestic product of Guangdong Province according to the Guangdong Statistical Yearbook.

(2) Private vehicle ownership represents the number of civilian vehicles privately owned per 1,000 inhabitants according to the China Statistical Yearbook, 1996, 2001 and 2002.

(3) Private vehicle ownership for 2002 is extrapolated based on compound annual growth from 1995 to 2001.

(4) Traffic flow refers to average daily tolled traffic flow on the GS Superhighway and traffic mix is the composition of that same traffic.

Recent developments

There have been recent proposals by the Guangdong Provincial Government to implement uniform toll rate multiples for expressways throughout Guangdong Province. According to a notice issued by the Guangdong Provincial Government on 31 July, 2001, the new toll rate multiples to be adopted in respect of the 5 different classes of vehicles shall be 1, 1.5, 2, 3 and 4 times the base charge for Class 1 vehicles and existing expressways are required to adopt the new toll rate multiples by August 2006. However, pursuant to a recent notice issued by the Guangdong Provincial Government on 22 May, 2003, existing expressways which had toll rates approved before 31 July, 2001 and which have not yet adopted the new toll rate multiples no longer have to adopt the new toll rate multiples. As such, the GS Superhighway's toll rates remain unaffected by the recent proposals.

Other income

The GS Superhighway JV generates a comparatively small amount of additional revenues from a combination of franchises for re-filling stations, rescue services and advertising boards. Revenues from these sources in the financial year ended 30 June, 2002 amounted to approximately RMB22.2 million in total. The Company is not planning, and does not expect, significant growth in these areas.

Interchanges

GS Superhighway currently has 18 interchanges which are strategically placed to connect GS Superhighway to the major connecting roads linking the highly populous and industrial regions in the PRD. A toll plaza is placed at each of these interchanges.

The predominant mode of transport in the PRC is public transport, particularly buses. In order to maximise the efficiency of transfer between different modes of road transport, e.g. car to bus, 9 interchanges along the GS Superhighway were enlarged and elevated to accommodate facilities such as bus stations, petrol filling and service stations, carparks and other property development purposes.

Competition

Early entry advantage

The GS Superhighway is the first and currently the only expressway directly connecting Guangzhou, the capital of Guangdong Province, with the highly populous municipalities of Dongguan and Shenzhen, and Hong Kong.

Build-up along route

When the GS Superhighway was completed, it substantially reduced the average travel time between Guangzhou and Shenzhen. For industries seeking to establish or relocate within the PRD, there were obvious attractions in selecting locations having ready access to the only artery. Accordingly, the long term significance of the route has increased with the growth of surrounding towns and facilities, and the clustering of population, industry and services in areas within the vicinity of the route.

Established connections and feeder flow

The GS Superhighway is now supported by major feeder roads connecting with many of the most highly populous and important industrial regions, airports, ports and other facilities in the PRD. Major feeder road connections include the Ji He Expressway (connecting with the Shenzhen Baoan Airport and Heao, leading to Shantou via the Shenshan Expressway), Humen Bridge (connecting with the eastern and western banks of the Pearl River), Changhu Expressway (which will connect with Changpeng and Humen port), Dongguan Da Dao (connecting with the centre of Dongguan), Guangyuan East Expressway (connecting with eastern Guangzhou), the Guangzhou Second Ring Road (the completed northern section of which will connect with the new Guangzhou International Airport in Huadu, and the eastern section of which will connect with eastern Guangzhou and Panyu), and the Guangzhou Ring Road and National Highway 107. All are fully operational, except for Changhu Expressway and the Guangzhou Second Ring Road. The route is well positioned to benefit from significantly improved border crossing efficiency now that the Huanggang border crossing with Hong Kong has been opened on a 24 hour basis since 27 January, 2003.

Complexities and lead-time for new competition

The process of obtaining necessary official approvals, land use rights and financing for a PRC road project is complex, lengthy and expensive. Additionally, the construction of a highway is a lengthy process often involving significant uncertainty. As a result, road projects have a long lead-time to completion.

Existing and potential competing roads

National Highway 107 is a class I highway which runs parallel to the GS Superhighway and also connects Guangzhou with Shenzhen. It pre-dates the GS Superhighway and is a partially open access highway with a route which winds through the busy areas of local cities and towns. Despite recent upgrading, National Highway 107 has a comparatively low design standard being concrete paved, with a

lower design speed, no access control and intersecting with local roads. Traffic on National Highway 107 is heavy and the overall travel speed is relatively slow, thereby reducing convenience and cost effectiveness to longer distance travellers. Overall journey time between Guangzhou and Shenzhen is currently estimated at approximately three hours compared with approximately one hour on the GS Superhighway. Accordingly, the Company believes that the GS Superhighway will continue to be the preferred route for road users for whom convenience, safety and quality of journey are primary considerations.

New highway proposals in the southern PRD include a link between Hong Kong and western Shenzhen comprising the proposed Deep Bay link and Shenzhen Western Corridor. The Directors understand that this new link is planned to be constructed for opening around 2005. This proposed new link between Hong Kong and Shekou in western Shenzhen would involve a new border crossing with the aim of diverting a portion of cross-border traffic away from congested urban Shenzhen. The Directors believe that the new border crossing will relieve congestion at the existing Huanggang border-crossing, facilitating flow of traffic to the GS Superhighway. The new link will cater for traffic bound for western Shenzhen, and will be connected with the GS Superhighway. For these reasons, the Directors believe it will have no significant adverse competitive effect on the GS Superhighway.

The Directors also understand that the Guangdong Provincial Government has been considering the feasibility of building a new highway along the eastern PRD coast-line to provide a connection between the planned Shenzhen Western Corridor and the second ring road planned for Guangzhou (see "The Road Projects — The Guangzhou E-S-W Ring Road — Destinations and Major Connections"). The Directors estimate that, if the Guangdong Provincial Government decides to build this new coastal highway, taking into account the time that will be required for the approval process, the acquisition of necessary land, arranging for finance and construction of the highway, the earliest time for its opening would realistically be around 2010. If this new highway is developed, it may provide an alternative to the GS Superhighway for traffic between Guangzhou and Shenzhen. However, this project is still at a preliminary stage. Such a project would require the approval of the PRC central government and would involve significant cost and lead-time to completion.

Certain sections of the GS Superhighway may be affected by availability of alternative routes, especially for local or short distance traffic. For example, the Guanyuan East Expressway, which was opened in October 2001, runs parallel to the Guangzhou section of the GS Superhighway and was toll-free before December 2002. The Company believes that certain traffic was diverted away from the GS Superhighway during this period, but traffic flow on the section of the GS Superhighway between Xintang and Guangzhou has increased since tolls were introduced on the Guanyuan East Expressway. The Guanshen Expressway which starts from Shenzhen and ends at Dongguan also runs parallel to the GS Superhighway. This expressway has been open since 2000 and the Directors do not consider it as a directly competing route because it is situated some 20 km to the east of the GS Superhighway and mainly serves traffic bound for destinations not served by the GS Superhighway.

Prospects

Prospects for Guangdong and the PRD

In recent years, growth in GDP and private vehicle ownership within the PRD has fuelled the growth in traffic flow on the GS Superhighway. While there has been consistent growth in both commercial vehicle traffic (mainly represented by Class 2 to 5 vehicles) and private vehicle traffic (mainly represented by Class 1 vehicles), the recent pattern of growth has been weighted towards private vehicles. This can be attributed to growth in personal wealth and, more recently, to the availability of consumer credit for purposes of vehicle purchases. For the year ended 31 December, 2002, toll receipts

for the GS Superhighway were 8.1% higher than for the previous year, while the increase in average daily tolled vehicle flow for the same periods was approximately 18.9%. Over the first six months of 2003, average daily tolled traffic flow has increased by approximately 30.3%, and toll receipts have increased by approximately 14.4%, as compared to the corresponding period in 2002.

In the shorter term, the Company expects to see continuing growth in traffic demand within Guangdong Province and the PRD driven by continuing economic growth in the PRC in general, and in Guangdong Province and the PRD in particular, and by associated growth in vehicle ownership and usage. Based on this expectation, the Company believes that traffic flow for the GS Superhighway will show continuing growth.

In view of the PRC Government's increased focus on the national highway network, the Company anticipates that the highway network within the PRD is set to become an integral component of a broader system by which locations within the PRD and Guangdong will be connected with leading cities across the PRC.

Factors specific to the GS Superhighway

The GS Superhighway is a strategically important route. As the first and currently the only expressway directly connecting Guangzhou with Shenzhen and Hong Kong, the long-term significance of the route has been enhanced by the urban and industrial corridor which has developed along its route.

Guangzhou continues to expand, as do the towns, cities and industrial centres along the route of the GS Superhighway. While the GS Superhighway is strategically important in its own right, the Company believes that its full potential will be further realised as the highway network in Guangdong Province and the PRD continues to develop further. For example, Dongguan has emerged to become one of the major industrial centres of the PRD as a result of the rapid expansion and conglomeration of what previously were many small townships. As the municipality has expanded, its road network has also been developed and expanded significantly to provide enhanced connectivity with the GS Superhighway, thereby establishing the conditions for increased usage of the expressway.

The GS Superhighway route is also well positioned to benefit from significantly improved convenience and efficiency of border crossing now that the Huanggang border crossing with Hong Kong has been opened on a 24 hour basis since 27 January, 2003.

Taxation

Pursuant to an approval from the Guangdong Tax Bureau, the rate of foreign enterprise income tax payable by GS Superhighway JV in respect of its profit arising from the operation of toll roads and related service facilities (excluding hotels and entertainment facilities) is 15% and GS Superhighway JV is entitled to a five year exemption from foreign enterprise income tax for such profit commencing from the first profit-making year, as computed under PRC accounting standards and tax regulations. For the following five years, it will enjoy a 50% reduction in the rate of income tax payable in respect of such profit. Pursuant to another approval from the Guangdong Tax Bureau, the GS Superhighway JV is also exempt from paying a local income tax (currently set at a rate of 3%) in respect of profit arising from the operation of toll roads and related service facilities for ten years commencing from the first profit-making year. In addition, with effect from July 1994, it is exempt from business tax (currently set at a rate of 5%) in respect of its toll revenue and income arising from the operation of car parks, motor repair centres and other facilities for the first five years of operation and, thereafter, the Guangdong

Provincial Government has approved the refund of the business tax paid by GS Superhighway JV up to December 1999. The GS Superhighway JV has received a refund of a total of approximately RMB34.8 million in respect of business tax paid as approved by the Guangdong Provincial Government. As the year ended 31 December, 2000 was the first year for which the GS Superhighway JV recorded profits, the exemptions from paying foreign enterprise income tax and local income tax will cease to apply commencing from the years beginning 1 January, 2005 and 1 January, 2010, respectively.

Property Development

The land parcels already acquired by the GS Superhighway JV within the interchanges and along the GS Superhighway have been approved for property development, subject to certain terms and conditions which require to be further negotiated with the relevant government authorities. As the Group is still discussing with the PRC authorities as to the permitted use of the land within such interchanges (such as including property development as a permitted use) in addition to their use for pure interchange purposes, the land use right certificates for such land has not been issued. In recognition of the additional investment by the Group to fund improvements in design of the GS Superhighway (see "Financing — Financing arrangements" above), the GS Superhighway PRC Partner has agreed in principle for HHI GS Superhighway Co to have certain contingent economic entitlement in the property developments within certain interchanges. This contingent right is not governed by the GS JV Contract. The Group has no plans to engage in property development activities other than those which are ancillary to or within the land acquired along the alignment or in the interchanges of its infrastructure projects.

THE GUANGZHOU EAST-SOUTH-WEST RING ROAD

The Company has an indirect interest in the Guangzhou E-S-W Ring Road which is a by-pass route running along the eastern, southern and western fringes of Guangzhou city and forming the main sections of the Guangzhou Ring Road. The Company's interest in the Guangzhou E-S-W Ring Road is held through a Sino-foreign co-operative joint venture established in partnership with Guangzhou City Tongda Highway Company and CKI.

The Road


Legend:
Guangzhou
Foshan
Panyu
Shunde
Gaoming
Guangzhou Second Ring Road
Guangzhou Baiyun Airport
Guangzhou E-S-W Ring Road
Guangfo Expressway
Airport Expressway
Guangqing Expressway
Guanghui Expressway
Huanan Expressway
Phase I West
Phases 2 & 3 Western Delta Route
Guangzhou East Line
Guangzhou Southern Expressway
New Guangfo Expressway
GS Superhighway
Huangcun
Dongpu
Xinzhou
Luntou
Sanjiao
Huinan
Zengjiao
Huangqi
Samshui, Zhaoqing
Nanhai
Panyu

Guangzhou E-S-W Ring Road

Key Data

Route	By-pass route along eastern, southern and western fringes of Guangzhou city
Total length	38 km
Classification	Expressway
Number of lanes	Dual 3 lanes
Design speed	100 km per hour
Toll system	Closed system
Number of toll plazas	10
Number of interchanges	10 (including barriers at both ends)
Joint venture partners	(1) Guangzhou City Tongda Highway Company (2) CKI Guangzhou Ring Roads Limited
Concession period	30 years from 1 January, 2002
Status	Fully operational, collecting tolls

The Guangzhou E-S-W Ring Road is a strategic component of the road system serving the increasingly heavy traffic flow in and around Guangzhou. Its eastern and western ends connect to the Northern Ring Road, creating an inter-connected expressway ring road route surrounding Guangzhou city.

The Guangzhou E-S-W Ring Road is a closed system expressway and has ten interchanges which are all fully operational. A toll plaza is located at each of these interchanges. Its dual three lane carriageways are mostly elevated and have a design speed of 100 km per hour. The maximum speed limit is 100 km per hour. The Guangzhou E-S-W Ring Road is equipped with an emergency phone system (with emergency telephones approximately every kilometre), a closed circuit television system along the expressway and an optical fiber system for the transmission of data from the toll booths to the management centre.

The Guangzhou E-S-W Ring Road has been open and collecting tolls since June 2000.

Destinations and Major Connections

The Guangzhou E-S-W Ring Road constitutes the main segments of a ring of expressways encircling Guangzhou city. It provides a high speed thoroughfare for the increasingly heavy traffic flow in and around Guangzhou city and is an important by-pass for the high volume of through traffic which passes Guangzhou en route to other destinations served by the many major highways to which Guangzhou is connected. The eastern and western ends of the Guangzhou E-S-W Ring Road connect to the Northern Ring Road at Guangdan and Shabei respectively to create the Guangzhou Ring Road.

The Guangzhou E-S-W Ring Road also plays an important role in accommodating traffic outside the congested street network of urban Guangzhou by providing an alternative to medium to long trips through central parts of the city.

The 10 interchanges of the Guangzhou E-S-W Ring Road provide access to the wider existing transportation networks and major facilities around Guangzhou city such as:

(i) the GS Superhighway;

(ii) the Northern Ring Road;

(iii) the Guangyuan East Expressway;

(iv) Huangpu Port;

(v) the Guangzhou New Exhibition Centre;

(vi) the Huanan Expressway;

(vii) Luoxi bridge which connects to Panyu;

(viii) the Guangfo Highway; and

(ix) the Guangfo Expressway and the Northern Ring Road.

Guangzhou is continuing to expand and develop as the commercial centre of Guangdong Province. Existing urban expansion and renewal plans include major strategic developments encompassing Huadu to the north and Nansha to the south. These are geared toward the establishment of new national sea and air transportation hubs comprising the new Guangzhou International Airport in Huadu (scheduled for opening by mid-2004) and a new technology oriented urban centre and sea port at Nansha. Additional planned commercial and industrial development will see further outward expansion of Guangzhou in areas to the south of the Pearl River.

Significant enhancement of Guangzhou's highway network is planned in conjunction with the city's continuing expansion. Major new connections to the Guangzhou Ring Road recently completed or to be completed include:

- The Airport Expressway which has been opened since 2002 connecting the Northern Ring Road to the new Guangzhou International Airport (scheduled for opening by mid-2004) in Huadu;
- Phase 1 West which will provide a connection from the Guangzhou E-S-W Ring Road to Shunde and is scheduled for opening in 2004 (see "The Road Projects — Phase 1 West");
- The New Guangfo Expressway which is intended to relieve congestion on the existing Guangfo Expressway between Guangzhou and Foshan (the municipality with the third highest GDP in the Guangdong Province in 2001) and is scheduled for opening in 2004; and
- The Guangzhou Southern Expressway which will connect the Guangzhou E-S-W Ring Road with the port and strategic development area of Nansha as well as other areas under development to the south of Guangzhou and Guangzhu East Line, and which is scheduled for opening in 2005.

Initiation and Promotion of the Project

The Guangzhou E-S-W Ring Road Project resulted from the same initiatives of Hopewell in December 1978 which led to the construction of the GS Superhighway. The proposals for the Guangzhou E-S-W Ring Road were encapsulated in a formal letter of intent entered into with a PRC party nominated by the Guangzhou Municipal Government in June 1985. Following the completion of the initial feasibility study, preliminary approval for the project was obtained in July 1992. A detailed feasibility study was completed in November, 1992. Following the approval of the detailed feasibility study by the then Guangzhou Planning Committee, a joint venture contract was signed in November, 1992 and the Ring Road JV was established in December of the same year.

During these initiation and promotional phases, HHI had taken a lead role comparable to its involvement in the GS Superhighway Project. In addition to leading the process of promoting the Project to relevant governmental authorities, HHI was the leading party in the negotiation of the concession rights established under the JV Contract and the original construction, project management and financing arrangements for the Project.

Between 1993 and 1996, various preparation work was undertaken by HHI in relation to this Project. CKI was introduced as the second foreign party at the initiative of HHI in 1997 and the JV Contract was amended in October 1997 to allow CKI to participate as a joint venture partner. A revised construction contract was concluded in October 1997.

During the construction period, the road was opened to traffic in sections from 1997 onward. The project was fully completed, and the highway fully opened for operation, in June 2000, more than 12 months ahead of the contractual schedule. In early 2001, a request was raised by the general contractor for the construction, who is also the Ring Road PRC Partner, for certain additional construction costs to be borne by the Ring Road JV. Such request was not accepted by both HHI and CKI on the basis that the additional costs are outside the scope of the fixed price construction contract and the request has not been further raised for discussion by the Ring Road PRC Partner since mid 2002.

Joint Venture and Project Management Arrangements

As with the GS Superhighway Project, the Guangzhou E-S-W Ring Road Project was established as a Sino-foreign co-operative joint venture. The PRC partner is a state-owned enterprise established by the Guangzhou Municipal Government, and its supervisory body is the Guangzhou Construction Commission. CKI was introduced as the second foreign party in 1997. CKI is a subsidiary of Cheung Kong Infrastructure Holdings Limited, a company listed on the Stock Exchange.

The Ring Road JV Contract was originally entered into on 23 November, 1992 for the purpose of the construction, operation and management of the Guangzhou E-S-W Ring Road. It has been amended to reflect subsequent developments, including the introduction of CKI as an additional foreign party. Under the Ring Road JV Contract, the parties have the right to share the net cash flow (that is, gross operating income net of operating expenses and tax) of the Guangzhou E-S-W Ring Road in respect of its toll operations and essential and service facilities on the following basis:

Year	HHI Ring Road Co	Ring Road PRC Partner	CKI
Year 1 - year 10	45%	10%	45%
Year 11 - year 20	37.5%	25%	37.5%
Year 21 - year 30	32.5%	35%	32.5%

Under the Ring Road JV Contract, each of the joint venture partners is entitled to appoint five of the fifteen directors of the Ring Road JV. Certain significant matters are stipulated to require the unanimous approval of all the directors of the Ring Road JV present at a board meeting, including amendments to the articles of association, changes in the registered capital and creating encumbrances over any of the assets of the joint venture. Except for matters on which unanimous approval is required, board decisions require two-thirds majority and must comprise at least two directors from each of the joint venture parties. A meeting of the board shall be attended by at least two-thirds of the directors.

In October 1997, a management agreement was entered into between the Ring Road JV and the Ring Road PRC Partner. This management agreement provides that the Ring Road PRC Partner is responsible for the management and operation of the Guangzhou E-S-W Ring Road under the direction and supervision of an executive committee. The executive committee retains overriding responsibility for key policy matters including approving the annual operating budget, policies, and important decisions relating to the operation of the Guangzhou E-S-W Ring Road. On various important matters, such as annual operating budget, adjustment of toll rates and employee remuneration, the approval of the board of directors of the Ring Road JV is also required. The executive committee has eight members, four of which are nominated by the Ring Road PRC Partner. HHI Ring Road Co and CKI have each nominated two members. Any decision of the executive committee is required to be approved by one member appointed by the Ring Road PRC Partner and two members appointed by either HHI Ring Road Co or CKI.

HHI's experience in relation to the Guangzhou E-S-W Ring Road has indicated that its rights under the Ring Road JV Contract and in relation to the executive committee afford effective participation in significant decisions and changes and that, in practice, significant decisions are taken based on consensus between the joint venture partners.

Project Concession

The Ring Road JV has a concession period of 30 years commencing from 1 January, 2002. At expiration of the concession period, all fixed assets owned by it will be transferred to the Ring Road PRC Partner for zero consideration and the Ring Road JV will be dissolved. On dissolution at the end of the concession period, any current assets will be distributed to the Ring Road PRC Partner, HHI Ring Road Co and CKI in the proportion of 30%, 35% and 35% respectively.

Financing

The total approved project investment for the Guangzhou E-S-W Ring Road was RMB4,500 million. This was funded by: (i) US$55 million (equivalent to RMB469 million at the time of contribution) total registered capital contributed by HHI Ring Road Co and CKI in equal amounts; and (ii) shareholders' loans of RMB4,031 million of which HHI Ring Road Co, CKI and Ring Road PRC

Partner were to provide approximately RMB1,765.5 million, RMB1,765.5 million and RMB500 million, respectively. In November 2001, the Ring Road JV obtained a RMB1,500 million loan from a PRC bank and the proceeds were used to repay part of the shareholders' loans from the Group and CKI. The remaining balance of the shareholders' loans as at 31 May, 2003 were: (i) HHI Ring Road Co — RMB979 million; (ii) CKI — RMB979 million; and (iii) Ring Road PRC Partner — RMB473 million.

Additional investment costs of approximately RMB400 million incurred by HHI for the Guangzhou E-S-W Ring Road Project (including borrowing costs capitalised, direct overheads and certain initial development and land costs) had been agreed not to be borne by the Ring Road JV as part of the restructuring of the Ring Road JV in 1997 when CKI was introduced as a JV partner. In recognition of such additional investment costs, HHI was granted certain contingent land rights for which the Group has no current plans.

The Ring Road JV Contract provides that HHI Ring Road Co and CKI are each responsible for servicing 50% of the RMB1,500 million PRC bank loan as mentioned above. The amounts of their respective debt service obligations are deducted from their respective entitlements to the net cash flow of the Ring Road JV (see "Joint Venture and Project Management Arrangements" above) before the entitlements are distributed.

Operations

Toll collection

The toll collection system for the Guangzhou E-S-W Ring Road is in the form of a closed system with computerised toll validation. This system is similar to that being used by GS Superhighway. See "The Road Projects — GS Superhighway — Operations — Toll Collection".

The toll collection system installed by the Guangzhou E-S-W Ring Road utilises IC card technology.

As in the case of the GS Superhighway, the arrangements for collecting tolls on the Guangzhou E-S-W Ring Road are expected to be adapted to incorporate the introduction of a provincial toll pass with a centralised administrative agency to issue passes, collect payment and distribute associated toll entitlements to operators of participating expressways (see "The Road Projects — The GS Superhighway — Operations — Recent Developments").

Management and operational staff

According to the management agreement entered into in 1997, the PRC partner is responsible for the management and operation of the Guangzhou E-S-W Ring Road under the direction and supervision of an executive committee which retains overriding responsibility for key policy matters (see "Joint Venture and Project Management Arrangements" above).

Under the Ring Road JV Contract, the general manager of Ring Road JV shall be nominated by the Ring Road PRC Partner and appointed by the board of directors of the Ring Road JV. The general manager is responsible for the day-to-day management of the Guangzhou E-S-W Ring Road subject to the terms of the Ring Road JV Contract. The Ring Road JV has one executive deputy general manager and three deputy general managers who are responsible for assisting the general manager in executing his duties. CKI is entitled to nominate the executive deputy general manager. The Ring Road PRC Partner is entitled to appoint two of the deputy general managers and the other is appointed by HHI Ring Road Co. The Ring Road JV has approximately 525 employees excluding secondees from the Group.

Traffic management

As in the case of all its Projects, the Company believes that effective traffic management, aimed at facilitating convenient, fast and safe transit, is key to maximising toll receipts and maintaining the Guangzhou E-S-W Ring Road's status as a prime route of choice, particularly having regard to projected increases in traffic volume. The Company believes that the four factors which principally contribute to congestion and delay are accidents, heavy traffic flow (either generally or at specific pressure points), insufficiency of toll lanes at entry or exit, and lane restrictions resulting from repair and maintenance works. The Company's operational strategies aim to mitigate the problems that are likely to arise from these factors, based on forward planning and anticipation of demand.

Traffic surveillance and telecommunication facilities consist of emergency phones, and closed circuit television cameras placed at intervals along the expressway. The monitoring facility in conjunction with the manual and computerised toll collection systems enables the Ring Road JV to monitor traffic flow and toll collection efficiently. The Ring Road JV makes efforts to liaise and co-operate with traffic police and has established what it considers to be efficient and beneficial working relationships with the traffic police as a result.

The Ring Road JV closely monitors traffic volume and flow along the expressway in order to detect early signs of high traffic flow and any resulting congestion. Regular maintenance works are typically scheduled so as to minimise disruption to traffic.

The Ring Road JV was awarded ISO9001-2000 management standards in December 2001.

Major repairs and improvements

As operator of the expressway, the Ring Road JV is responsible at its own cost for the maintenance and repair of the expressway throughout the concession period. The Ring Road JV operates an annual budgeting process similar to that adopted by the GS Superhighway JV which covers anticipated operating expenses, repair and maintenance costs and any other capital expenditure. HHI has always been closely involved in the preparation and subsequent monitoring of the annual budget, which is required to be approved by the board of directors of the Ring Road JV. Since official opening of the Guangzhou E-S-W Ring Road in 2002, there have been no incidences of material budget overruns or material unforeseen capital expenditure requirements. No major repair or maintenance program has been planned for the current financial year.

Revenues

The revenues of the Ring Road JV are substantially comprised of toll receipts collected at toll plazas located at each of the interchanges and barriers. Toll receipts are dependent on traffic volume by vehicle categories, applicable toll rates and distances travelled.

Toll rates

The toll rates currently payable by vehicles using the Guangzhou E-S-W Ring Road are:

Class	Vehicle Category	Number of axles	Number of wheels	RMB per km
1	Cars, jeeps, passenger/cargo vans in the form of taxis and motorcycles	2	4	0.6
2	Small passenger/cargo vans, light trucks and small vans	2	4	1.2
3	Medium sized vans, large cars, medium sized trucks	2	6	1.8
4	Large luxurious cars, large trucks, heavy trailers, 20 ft. container trucks	3	6-10	2.4
5	Double deck cars, heavy trucks, heavy trailers, 40 ft. container trucks	>3	>10	3.0

These toll rates, which are based on multiples of 1, 2, 3, 4 and 5 times the base charge for Class 1 vehicles, have been approved by the authorities responsible for transportation and price within the Guangdong Provincial Government. The Ring Road JV may propose or apply for rate changes at any time although it has not done so since its completion in June 2000.

Historical traffic flow and toll receipts

As illustrated by the following table, the Guangzhou E-S-W Ring Road has been experiencing steady increases in traffic flow and toll receipts notwithstanding the fact that a number of the feeder roads connecting to its interchanges have yet to be completed.

	1998	1999[1]		2000[1]		2001		2002		2003[4]		
			Year on year growth[3]		Year on year growth[3]		Year on year growth[3]		Year on year growth[3]		Year on year growth[4]	CAGR[5]
Average daily tolled traffic flow (no. of vehicles)	7,589	23,370	208.0%	32,242	38.0%	31,212	(3.2%)[2]	36,120	15.7%	38,796	17.1%	47.7%
Toll receipts (RMB million)	18	87	370.9%	151	74.8%	168	10.7%	199	18.5%	107	18.6%	81.3%

Notes:

(1) Various toll plazas opened throughout 1999. The entire Guangzhou E-S-W Ring Road was completed on 26 June, 2000.

(2) A government measure implemented in January 2001 by the Guangzhou Municipal Government stipulated that all Guangzhou and non-Guangzhou registered vehicles would have to purchase annual and entry tickets respectively, to travel inside Guangzhou city (see "Trends" below). As a result, the Guangzhou Municipal Government terminated the operation of most of the toll plazas on local toll bridges and tunnels in Guangzhou city. While the requirement to purchase annual tickets was implemented in respect of Guangzhou registered vehicles in January 2001, the entry ticket requirement in respect of non-Guangzhou registered vehicles was not imposed until December 2001. As such, non-Guangzhou registered vehicles were able to access Guangzhou city toll-free for a period of almost twelve months. The Directors believe that, during that period, certain traffic was diverted from Guangzhou E-S-W Ring Road as a result of such alternative toll-free access to Guangzhou city, leading to a drop in the expressway's average daily tolled traffic flow in 2001 compared to 2000, which in turn had an adverse impact on its toll receipts for 2001.

(3) Year-on-year growth represents percentage change compared to the previous calendar year.

(4) The statistics for 2003 cover the first six months of the year and are compared with the corresponding period in 2002. As the above information is presented on a calendar year basis, the first six months of 2003 cover the second six months of the financial year ended 30 June, 2003.

(5) CAGR are calculated from 1998, being the first complete calendar year of operations, up to and including 2002.

Vehicles exempt from payment of tolls accounted for 4.7% of the total traffic for the year ended 31 December, 2002.

Trends

The Directors believe that traffic flow on the Guangzhou E-S-W Ring Road for calendar years 2001 and 2002 was significantly affected by two separate measures taken by the Guangzhou Municipal Government. In 2001, the Guangzhou Municipal Government stipulated that all Guangzhou and non-Guangzhou registered vehicles would have to purchase annual and entry tickets, respectively, to travel inside Guangzhou city. As a consequence, the Municipal Government terminated the operation of most of the toll plazas on local bridges and tunnels in Guangzhou city. However, while the requirement to purchase annual tickets to Guangzhou city was imposed in January 2001 for Guangzhou registered vehicles, the requirement on non-Guangzhou registered vehicles to purchase entry tickets was not implemented until December 2001. Up to December 2001, this allowed non-Guangzhou registered vehicles to travel in Guangzhou using other roads without paying tolls. The second measure in May 2002

stipulated, among other things, restrictions on hours and travel zones for non-Guangzhou registered goods vehicles to enter Guangzhou city. The Directors believe that these successive measures resulted first in a significant decrease in usage of the Guangzhou E-S-W Ring Road by non-Guangzhou registered vehicles between January and December 2001, followed by increases in usage following the introduction of the further charges imposed in December 2001 and May 2002 respectively. The average daily tolled traffic flow rose from 32,125 vehicles in the period 1 May, 2001 - 30 April, 2002 to 38,084 vehicles in the period 1 May, 2002 - 30 April, 2003, an increase of approximately 18.5%.

The following table provides a monthly comparison of average daily toll receipts and average daily tolled traffic flow for the most recent two financial years ended 30 June, 2002 and 30 June, 2003.

Growth in monthly average daily toll receipts and monthly average daily tolled traffic flow

	Average Daily Toll Receipts (RMB '000)			Average Daily Tolled Traffic Flow		
Month	2001	2002	% Growth	2001	2002	% Growth
July	447.4	543.4	21.5%	30,502	35,962	17.9%
August	475.7	579.2	21.8%	32,095	38,342	19.5%
September	503.8	617.4	22.5%	34,083	40,682	19.4%
October	457.7	591.2	29.2%	31,943	39,209	22.7%
November	491.2	601.6	22.5%	33,469	40,071	19.7%
December	473.9	598.4	26.3%	32,329	40,183	24.3%
	2002	2003	% Growth	2002	2003	% Growth
January	485.3	590.7	21.7%	32,636	39,499	21.0%
February	375.5	466.7	24.3%	26,229	32,444	23.7%
March	527.5	624.0	18.3%	34,383	40,591	18.1%
April	550.2	637.0	15.8%	36,574	41,158	12.5%
May	527.9	606.6	14.9%	34,542	38,082	10.2%
June	517.7	616.1	19.0%	33,886	40,522	19.6%

A number of new connections to the interchanges of the Guangzhou E-S-W Ring Road have been planned to be completed and open to traffic in the coming two years (see "Destinations and Major Connections" above). These new connections are expected to generate growth in traffic flow and toll receipts on the Guangzhou E-S-W Ring Road once operational.

Recent developments

As in the case of the GS Superhighway, the Guangzhou E-S-W Ring Road was the subject of proposals announced by the Guangdong Provincial Government on 31 July, 2001 to require expressways throughout Guangdong Province to adopt uniform toll rate multiples of 1, 1.5, 2, 3 and 4 times the base charge for Class 1 vehicles in respect of the five different classes of vehicles. Existing expressways were originally required to adopt the new toll rate multiples by August 2006. However, pursuant to the recent notice issued by the Guangdong Provincial Government on 22 May, 2003, existing expressways which had toll rates approved before 31 July, 2001 and which have not yet adopted the new toll rate multiples no longer have to adopt the new toll rate multiples. As such, the Guangzhou E-S-W Ring Road's toll rates remain unaffected by the recent proposals.

Interchanges

The Guangzhou E-S-W Ring Road currently has 10 interchanges which are strategically positioned to provide speedy and safe access to major connecting roads, linking highly populous and industrial regions in the PRD, as well as providing access to and from some of the busiest areas in Guangzhou city. A toll plaza is placed at each of these interchanges.

Competition

The Guangzhou Ring Road is currently the only ring road expressway serving the highly populous city of Guangzhou. It provides a high speed thoroughfare for the increasingly heavy traffic flow in and around Guangzhou city and it also serves as an important by-pass for the high volume of external traffic which passes Guangzhou en route to other destinations via the many major highways which serve Guangzhou. The Guangzhou E-S-W Ring Road constitutes the main segments of the Guangzhou Ring Road. It connects to the GS Superhighway and many of the other highways by major feeder roads thereby linking Guangzhou to other highly populous and industrial regions of the PRD.

The eastern section of the Guangzhou E-S-W Ring Road is subject to competition from the Huanan Expressway which opened in September, 1999 and runs substantially parallel to the section of the Guangzhou E-S-W Ring Road between Huangcun and Tuhua interchanges. The Huanan Expressway has been opened for three years and in operation since before the Guangzhou E-S-W Ring Road was completed and has consistently been experiencing heavy traffic for some time. Against this background and given the growth in traffic flow which has been experienced by the Guangzhou E-S-W Ring Road, the Company is of the opinion that any impact of the Huanan Expressway has already stabilised.

A second outer Guangzhou ring road is planned for opening around 2010. The proposed second ring road is planned to run at a radius of approximately 30 to 40 km outside the existing Guangzhou Ring Road with the aim of serving traffic travelling within the outer surrounds of Guangzhou and between Guangzhou and areas adjoining Guangzhou. Accordingly, it will serve a different primary function, and will have a different demand profile, to the existing Guangzhou Ring Road. For these reasons, the Company believes that the existing Guangzhou Ring Road will continue to be a strategically important by-pass route, with traffic demand not significantly affected by construction of the second ring road.

Prospects

Prospects for Guangdong and the PRD

As noted in context of the GS Superhighway, in the shorter term the Company expects to see continuing growth in traffic demand within Guangdong Province and the PRD driven by continuing economic growth in the PRC and these regions, and by associated growth in vehicle ownership and use. Based on these expectations, the Company believes that traffic flow on the Guangzhou E-S-W Ring Road will continue to grow.

Prospects for Guangzhou

Guangzhou is continuing to expand and develop as the commercial centre of Guangdong Province. As Guangzhou continues to expand and develop, there is an increasing need for routes to accommodate traffic away from the congested city centre and to support the city's outward expansion. This has recently led to changes in Guangzhou's traffic measures imposing access restrictions to Guangzhou city (see "Revenues — Trends" above).

Since implementation of these changes between December 2001 and May 2002, the Guangzhou E-S-W Ring Road has seen significant growth in traffic volumes. The average daily traffic flow has risen from 32,125 vehicles in the period 1 May, 2001 - 30 April, 2002 to 38,084 vehicles in the period 1 May, 2002 - 30 April, 2003, an increase of approximately 18.5%.

In the light of experience with other major cities, the Directors anticipate that the Guangzhou Ring Road, of which the Guangzhou E-S-W Ring Road is an integral part, will be an increasingly important component of the traffic system serving the greater Guangzhou area.

Existing urban expansion and renewal plans include major strategic developments encompassing the new Guangzhou International Airport in Huadu to the north, and a new technology oriented urban centre and sea port at Nansha to the south, as well as further planned commercial and industrial development in areas to the south of Guangzhou including Panyu. This development will see further outward expansion of Guangzhou continuing its transformation from an agricultural to an industrial and commercial based economy.

Major new connections

The Company believes that Guangzhou E-S-W Ring Road is well placed to benefit from increased traffic flow from the opening of several major new connecting roads which are planned to be opened in 2004 and 2005 (see "Destinations and Major Connections" above).

Taxation

Pursuant to an approval from the Guangzhou branch of the State Tax Bureau, the rate of foreign enterprise income tax payable by Ring Road JV in respect of its profit arising from the operation of toll roads is 15%. Under the existing PRC tax laws and regulations, the Ring Road JV is entitled to enjoy, subject to approval from the relevant governmental authority, a two year exemption from, to be followed by a three year 50% reduction in the rate of, foreign enterprise income tax for profit arising from the operation of toll roads commencing from the first profit-making year, as computed under PRC accounting standards and tax regulations. In addition, the Ring Road JV has obtained an approval from the Guangzhou Municipal Government which grants a more preferential tax treatment in the form of a five year exemption from, to be followed by a five year 50% reduction in the rate of, foreign enterprise income tax, commencing from the first profit-making year. However, pursuant to the current PRC tax laws and regulations, the Ring Road JV is required to obtain an approval from the State Tax Bureau to be entitled to the more preferential tax treatment granted by the Guangzhou Municipal Government. The Ring Road JV intends to apply for such approval in due course.

The Ring Road JV has also obtained an approval from the Guangzhou Municipal Tax Bureau which grants an exemption from paying a local income tax (currently set at a rate of 3%) in respect of profit arising from the operation of toll roads as well as ancillary and related service facilities for ten years commencing from the first profit-making year. Notwithstanding the above, according to tax regulations in Guangdong, the period of exemption and reduction from paying local income tax will be equal to the final approved period of exemption and reduction granted to the Ring Road JV in respect of paying foreign enterprise income tax. The Ring Road JV is required to pay business tax (currently set at a rate of 5%) on its toll receipts. Because Ring Road JV has not yet recorded profits, any exemption from paying foreign enterprise income tax and local income tax has so far had no effect on the Ring Road JV.

PHASE 1 WEST

The Company has an indirect interest in the Phase 1 West Project which is under construction and will run from Guangzhou city to Shunde. The Company's interest in the Project is to be held through a Sino-foreign co-operative joint venture established in partnership with Guangdong Provincial Highway Construction Company, which is also HHI's PRC partner in the completed GS Superhighway.

The Project


Legend:
HHI's Expressway (In operation)
HHI's Expressway (Under construction)
Phases 2 & 3 Western Delta Route being pursued by HHI
Other expressways (In operation)
Other expressways (Under construction)
Main roads / Class 1 highways (In operation)
Main roads / Class 1 highways (Under construction)
Toll Plaza
Guangzhou Baiyun Airport
Guangzhou
Guangzhou E-S-W Ring Road
Huangpu Port
GS Superhighway
Foshan
Nanya
Phase 1 West
Shizhou
Bijiang
National Highway 105
Baichen Highway
Panyu
Bigui Road
Xinsha Port
Gaoming
Shunde
Humen Port
Heshan
Shunde 105
Phases 2 & 3 Western Delta Route
National Highway 105
Jiangmen
Xinhui
Jiangzhong Expressway
Zhongshan

Phase 1 West

Key Data

Route	Hainan interchange of Guangzhou E-S-W Ring Road to Bijiang in Shunde
Total length	14.7 km
Classification	Expressway
Number of lanes	Dual 3 lanes
Design speed	100 km per hour
Toll system	Closed system
Number of toll plazas	2-3
Number of interchanges	3 (including barriers at both ends)
Joint venture partner	Guangdong Provincial Highway Construction Company
Concession period	30 years from the date of issue of business licence for the Phase 1 West JV
Status	Under construction and expected to be completed by mid-2004

The Route

Phase 1 West is a 14.7 km dual three lane expressway currently under construction which will run from the Hainan interchange of the Guangzhou E-S-W Ring Road to Bijiang in Shunde where it will join with Shunde 105 and the northern end of Bi Gui Road in Shunde. Phase 1 West will fulfil the strategic need for a high speed link between Guangzhou city and Shunde and is expected to shorten the travel time between the two cities to approximately 10 to 15 minutes from a journey of approximately 40 minutes on existing local roads.

Phase 1 West is expected to be completed by mid-2004. It is being constructed as a closed system expressway and will have three interchanges. It is expected to have two to three toll plazas. It will be asphalt-paved and will have a design speed of 100 km per hour.

Initiation and Promotion of the Project

The original GS Superhighway project also comprised an expressway route across the western PRD between Guangzhou and Zhuhai. For the reasons set out below, the original route for this western expressway was changed to what is now the Western Delta Route, of which Phase 1 West is one part. Accordingly, Phase 1 West results from the same initiatives of Hopewell in December 1978 which led to construction of the GS Superhighway.

When the eastern and western expressway routes originally contemplated by the GS Superhighway JV were subsequently separated for independent development, the concession for the route in the western PRD was transferred to HHI West Co in 1992. At that time, HHI had envisaged that the entire route would be developed by HHI West Co. However, on commencement of preliminary work in 1993 to 1994, and in view of progress with the developing highway system in the western PRD, HHI established that the original route would no longer be economically desirable. As a result, HHI sought approval in 1995 from the Guangdong Provincial Government for a revised route through the western PRD of approximately 58 km between Guangzhou and Zhongshan, and approval was obtained in the same year. In 1999, after further consideration and analysis by HHI and the Guangdong Provincial Communications Bureau, it was agreed with the Guangdong Provincial Communications Bureau that the Western Delta Route should be divided into three phases and that Phase 1 West would be jointly developed by HHI and Guangdong Provincial Highway Construction Company.

Following the completion of the feasibility study, initial and supplementary approvals for the Phase 1 West Project were obtained from the Guangdong Provincial Development Planning Committee in June 2000 and July 2001, respectively. Since July 2001, HHI has been engaged in the negotiation of concession rights, and the terms and basis for the management structure, construction and operation of the joint venture, and the financing arrangements for the Project. This has included the restructuring of the Western Delta Route as well as preparation of the Phase 1 West JV Contract. HHI is in the process of obtaining final approval for the restructuring of the Western Delta Route for the purposes of the Phase 1 West Project (see "Approval Process for Phase 1 West" below).

Approval Process for Phase 1 West

The restructuring of the Western Delta Route project has involved changes to the arrangements relating to HHI West Co and the establishment of a co-operative joint venture company, and requires formal approvals from Guangdong COFTEC. Preliminary approval for the restructuring of HHI West Co and for the establishment of the Phase 1 West JV was duly obtained from Guangdong COFTEC in March 2003. However, there are various formal notifications that are required to be given to creditors of HHI West Co which must be completed before formal approval from Guangdong COFTEC is issued. The scope and process for all such remaining formalities are being processed by the Guangdong COFTEC,

and the form and terms of the Phase 1 West JV Contract have been settled among all relevant parties. Accordingly, the Company expects that the Phase 1 West JV Contract will be duly entered into, and the Phase 1 West JV established, all in accordance with existing proposed terms and arrangements, by no later than the third quarter of 2003.

Joint Venture Arrangements for Phase 1 West

The Phase 1 West Project is being undertaken as a joint venture between HHI West HK Co and Guangdong Provincial Highway Construction Company, which is also HHI's PRC Partner in the GS Superhighway project.

When the Phase 1 West JV Contract is entered into, it will establish a Sino-foreign co-operative joint venture company according to applicable PRC law. The Phase 1 West JV Contract will govern the interests of the respective joint venture partners in Phase 1 West, and their respective entitlements to share in the net operating income of the Phase 1 West JV. The terms agreed between the Phase 1 West PRC Partner and HHI West HK Co provide for the net operating income to be shared in equal proportions between HHI West HK Co and the Phase 1 West PRC Partner. Net operating income for these purposes will be determined as stipulated in the JV Contract after providing for (among other things) operating expenses, capital expenditure, debt service obligations and employee benefits.

Under the Phase 1 West JV Contract, HHI will be entitled to appoint four of the eight directors of the Phase 1 West JV. Certain significant matters are stipulated to require unanimous approval by all directors present at the board meeting, including the approval of the annual budget and accounts, the approval of major contracts, changes in the total investment, increase in the registered capital, distribution of profits, and changes to the articles of association. Except for matters on which unanimous approval is required, board decisions will require two-thirds majority of the directors present at the board meeting.

The general manager of the Phase 1 West JV will be nominated by the Phase 1 West PRC Partner for appointment by the board of directors of the Phase 1 West JV. The general manager will be responsible for the day-to-day operation and management of Phase 1 West subject to the terms of the Phase 1 West JV Contract. Each of HHI West HK Co and the Phase 1 West PRC Partner will be entitled to appoint one deputy general manager who shall be responsible for assisting the general manager.

Construction of Phase 1 West began in December 2001 based on the joint venture arrangements as currently proposed, and in anticipation of the establishment of the Phase 1 West JV. As agreed between the joint venture partners, during the period before and leading up to the formal establishment of the Phase 1 West JV, construction is being managed and supervised by the joint working committee comprising representatives from HHI and the Phase 1 West PRC Partner. As such, HHI and the Phase 1 West PRC Partner decide and act jointly in relation to all construction matters, including approval and signing of construction contracts. In particular, payments due in respect of land and construction costs are jointly verified to the satisfaction of both HHI and the Phase 1 West PRC Partner. In addition, a financial supervisory group currently headed by a representative from HHI and comprising representatives from both joint venture partners has been formed to oversee financial and budgeting arrangements and distribution of profits for the Phase 1 West Project. In particular, the budget for the Phase 1 West Project needs to be approved by both joint venture partners.

Project Concession

The Phase 1 West JV will have a concession period of 30 years from the date of issue of its business licence, which is expected to occur in the third quarter of 2003. At the expiration of the concession period, all fixed assets owned by it will be transferred to the responsible governmental authorities for no consideration and Phase 1 West JV will be dissolved. On dissolution at the end of the concession period, any residual asset surplus of the Phase 1 West JV will be shared in equal proportions between the joint venture partners.

Construction of Phase 1 West

Construction of Phase 1 West commenced in December 2001 and is expected to be completed by mid-2004. The construction of Phase 1 West is managed by a joint working committee comprising experienced engineers from HHI and the Phase 1 West PRC Partner. All necessary approvals for the use of the required land for the construction of the expressway have been granted. For the purpose of constructing the main alignment, the Phase 1 West route has been divided into eight consecutive sections with different contractors constructing each section. In order to control costs and enhance quality control, all major construction materials are centrally procured by the Phase 1 West joint working committee. The materials are then distributed to the contractor of each of the eight sections with the assistance of a professional materials management company. Construction on all the various sections is proceeding in parallel.

All construction and land acquisition contracts have been entered into on fixed price terms. All the construction contracts provide that any variation of agreed work and the price for such variation must be approved by the joint working committee, and that the cost of repairing any construction defects are to be borne by the relevant contractor during the relevant warranty period. The construction contracts have allocated insurance obligations such as construction risks and third party liability and the cost of such insurance among the joint working committee and the contractors. Further, all contractors engaged by the joint working committee were selected, through a public tender process supervised by representatives from relevant government authorities, on the basis of criteria such as experience, track record, management team and bidding price.

In order to prevent delay, all construction contracts are entered into for a fixed completion date where extension of construction time requested by any contractor would only be allowed in exceptional circumstances and must be approved by the joint working committee. The committee is also entitled to terminate a construction contract in the event of an undue delay.

There has been no material delay in the construction programme so far.

Financing of Phase 1 West

The total approved project investment for Phase 1 West is RMB1,680 million. The Phase 1 West JV will have registered capital of RMB588 million, to be contributed equally by HHI and the Phase 1 West PRC Partner. The balance of the overall construction cost is intended to be financed by RMB bank loans to be borrowed by the Phase 1 West JV once it is established. The partners to the Phase 1 West JV have obtained a letter of intent from a PRC bank for provision of financing facilities. HHI and the Phase 1 West PRC Partner have agreed that such facilities are to be secured on the toll collection rights, operation rights and any insurance rights of the Phase 1 West JV and will be non-recourse to the joint venture partners.

Various initial costs for items such as land compensation, site clearance and construction and financing costs have been, and will require to be, incurred prior to the formal establishment of the Phase 1 West JV. As the Phase 1 West JV has not been established, these costs, which amounted to approximately RMB799.7 million as at 31 May, 2003, have been, and will continue to be, funded by the Phase 1 West PRC Partner. Upon establishment of the Phase 1 West JV, the amount by which these costs have exceeded the Phase 1 West PRC Partner's registered capital contribution will be reimbursed to the Phase 1 West PRC Partner by the Phase 1 West JV. HHI West Co has sufficient funds to meet its anticipated contribution to Phase 1 West JV's registered capital. The Group will make its contribution of registered capital in accordance with the Phase 1 West JV Contract once the Phase 1 West JV is established.

Contracts are in place for the acquisition of all land which will be required for the Phase 1 West Project, and for all necessary demolition and construction works. The risk of any delay and cost overrun is mitigated by the contractual arrangements in place as described under "Construction of Phase 1 West"

above. To date, construction is proceeding substantially as scheduled on each of the eight sections and there have been no significant changes in the scope of contracted works. In the unexpected event that cost overruns arise, the Phase 1 West JV will explore the option of increasing its own borrowings before considering raising further capital or obtaining loans from the joint venture partners.

Operations

The toll collection system for Phase 1 West will be in the form of a closed system with two to three toll plazas. As in the case of the Group's other expressways in Guangdong province, the arrangements for collecting tolls on Phase 1 West will require to incorporate proposals for a provincial toll pass with a centralised administrative agency (see "The Road Projects — The GS Superhighway — Operations — Recent Developments"). The Company intends that the Phase 1 West JV should follow similar operational principles and strategies as are applied to the operation of the GS Superhighway, aimed at the efficient delivery of convenient, fast and safe transit.

Recent Developments

There have been recent proposals by the Guangdong Provincial Government to implement uniform toll rate multiples for expressways throughout Guangdong Province. According to a notice issued by the Guangdong Provincial Government on 31 July, 2001, the new toll rate multiples to be adopted in respect of the five different classes of vehicles shall be 1, 1.5, 2, 3 and 4 times the base charge for Class 1 vehicles. Since the Phase 1 West is a new expressway project, it is required to adopt the new toll rate multiples once it commences operation.

Competition

At present, there are two routes directly connecting Guangzhou city with Shunde, namely, National Highway 105 (the section between the southern end of Luoxi Bridge and the northern end of Shunde 105) and a second route which consists mainly of Baichen Highway. The two highways are class II and class I highways, respectively. Upon completion, Phase 1 West will be the first expressway running between Guangzhou city and Shunde. As such, it will fulfil the strategic need for a high speed link between Guangzhou city and Shunde and is expected to substantially shorten the travel time between the two cities from approximately 40 minutes to approximately 10 to 15 minutes.

The Company believes that there are currently no published or official proposals for any additional or alternative expressway connection between Guangzhou city and Shunde which would provide speed and convenience for travel between these cities comparable to that which will be available via Phase 1 West.

Prospects

Phase 1 West when completed will fulfil the strategic need for a high speed link between Guangzhou city and Shunde. The Company expects there to be an immediate and increasing demand for a high speed route between these major centres.

Taxation

Pursuant to the existing PRC tax laws and regulations, the Phase 1 West JV is entitled to apply for a reduced rate of foreign enterprise income tax at 15%. The Phase 1 West JV will be liable for local income tax (currently set at a rate of 3%) on any profit and business tax (currently set at a rate of 5%) on its toll receipts.

The Phase 1 West JV is entitled to apply for an exemption from the applicable foreign enterprise income tax which, if approved, would exempt the Phase 1 West JV from paying such taxes for 2 years commencing from its first profit-making year and at a reduced rate of 7.5% for the following 3 years. The Phase 1 West JV is also entitled to apply for an exemption from local income tax which, if approved, would exempt the joint venture from paying such tax for 5 years commencing from the first profit-making year.

Phases 2 and 3 of the Western Delta Route

Following the changes approved in 1995, the revised Western Delta Route covers approximately 58 km between Guangzhou and Zhongshan (including the portion comprised in the Phase 1 West Project). Under the terms of the existing arrangements relating to the Western Delta Route, the concession rights for Phases 2 and 3 continue to be held by HHI. While the existing documents and approvals for these project arrangements provide for a concession period of 30 years commencing from the completion of Phases 2 and 3 respectively (with HHI having sole entitlement to profits from operation of the expressway for the first 12 years of operations, and profits to be shared with the GS Superhighway PRC Partner for the remaining period of the concession), the Directors consider that certain key terms of the existing arrangements, including route alignment, financing, profit sharing and concession terms, will require to be renegotiated and finalised with relevant PRC authorities in order for Phases 2 and 3 to proceed.

Although no firm plans have yet been formulated for the further development of any part of Phases 2 or 3, the development of these further Phases is being actively pursued by the Group. Depending on the final alignment of the route, it may be appropriate, at the time of development of Phase 3, for the Group to consider the acquisition of the 22.8 km Bigui section of the Shunde Roads (or any part thereof). (See "Relationship with the Hopewell Group — General"). The development of Phases 2 and 3 may be implemented by way of a joint venture with a suitable PRC partner.

EXECUTIVE DIRECTORS AND SENIOR MANAGEMENT

Sir Gordon Ying Sheung WU *KCMG, FICE*, 67, is the Chairman of the board of the Company and Hopewell. He graduated from Princeton University with a Bachelor of Science degree in Engineering in 1958. He is the founder of Hopewell, which was listed on the Stock Exchange in 1972, and holds directorships in principal subsidiaries of Hopewell and the Company. He spearheaded and developed both the power generation business of Hopewell, which in 1993, was consolidated and spun-off as the listed Consolidated Electric Power Asia Limited (subsequently disposed of in 1997) and Hopewell's road infrastructure business. In addition to being the chief executive officer, as a civil engineer by profession, he has led the design and construction of the numerous property development projects of Hopewell in Hong Kong since the early 1970's and the hotels, power plant and road infrastructure projects of Hopewell in the PRC and overseas since the early 1980's, including the Shajiao B Power Plant which received the British Construction Industry Award and setting a world record of completion within 22 months.

He is very active in civic duties, including being the former chairman of the Hong Kong Port and Maritime Board, a member of the Commission on Strategic Development of the HKSAR, Hong Kong Logistic Development Council and the Chinese People's Political Consultative Conference. He is the Honorary Consul of the Republic of Croatia in Hong Kong, and an honorary citizen in a number of cities in the PRC and overseas.

Mr. Eddie Ping Chang HO, 70, is the Vice-Chairman of the Company and Managing Director of Hopewell. He holds directorships in principal subsidiaries of Hopewell and the Company. He was Deputy Managing Director of Hopewell when it was listed on the Stock Exchange in 1972. He has been in charge of negotiating all the joint ventures and financing for development projects in the PRC, including hotel, power plant and road infrastructure projects undertaken by Hopewell and the Group. In addition, he has extensive experience in building and development projects in Hong Kong. He is an honorary citizen of the cities of Shenzhen and Shunde in the PRC.

Mr. Thomas Jefferson WU, 30, is the Managing Director of the Company and Executive Director and the Chief Operating Officer of Hopewell. He joined Hopewell in 1999 and holds directorships in principal subsidiaries of Hopewell and the Company. He was awarded a Master of Business Administration degree from Stanford University in 1999 and a Bachelor of Science degree in Mechanical and Aerospace Engineering from Princeton University in 1994. He is responsible for strategic planning, corporate policy and overall management of the Group. He is a son of Sir Gordon Ying Sheung WU.

Mr. Alan Chi Hung CHAN, 44, is the Deputy Managing Director of the Company. He joined Hopewell in 1988 and was previously an Executive Director there. He was awarded a Postgraduate Diploma in Management Studies by the City University of Hong Kong in 1989 and a Bachelor of Science degree from the Chinese University of Hong Kong in 1983. He previously held directorships in subsidiaries of Hopewell which undertake infrastructure projects in the PRC, including Delta Roads Limited. He is responsible for project coordination, management and administration of the transport infrastructure and other projects in the PRC.

Ir. Leo Kwok Kee LEUNG *DIC FIStructE, FICE*, 44, was appointed an Executive Director of the Company on 3 July, 2003 when he joined the Group. He is responsible for the design, engineering and construction of projects within the Group. He joined Hopewell in 1978 and rejoined in 1993. He graduated from Imperial College of the University of London with a Master of Science degree with Distinction in Earthquake Engineering and Structural Dynamics in 1991 and was awarded a Bachelor of Science degree with First Class Honours from the Council for National Academic Awards in Civil Engineering as well as the Institution of Civil Engineers' Prize for his outstanding undergraduate performance in 1983. He previously held directorships in subsidiaries of the construction division of Hopewell. Prior to joining Hopewell, he worked in Singapore, Kenya, England and Hong Kong and acquired a wide range of experiences in bridge and building designs and constructions, slipform technique, dam and tunnel structures.

Mr. Lijia HUANG, 61, is an Executive Director of the Company and is primarily responsible for the operations and management of the toll roads in Guangdong Province. He joined Hopewell in 1996. Before joining Hopewell Group, he was the General Manager of Guangdong Provincial Highway Construction Company. During 1961-1979, he held senior positions in various commissions in Zhaoqing. He previously held directorships in subsidiaries of Hopewell which undertake infrastructure projects in the PRC, including Delta Roads Limited.

Mr. Cheng Hui JIA, 62, was appointed an Executive Director of the Company on 3 July, 2003 when he joined the Group. He is the Controller for China projects and is responsible for liaison and coordination with various PRC government authorities. He joined Hopewell in 1985. Before joining Hopewell, he worked for many years in aerospace research in the PRC. He graduated from Harbin Industry University in 1964 with a Bachelor of Science degree. He previously held directorships in two associate companies of Hopewell.

Mr. Christopher Shih Ming IP, 34, was appointed an Executive Director of the Company on 3 July, 2003. He joined Hopewell in 2002. He is involved in the Company's corporate financing activities as well as new project development. Prior to joining Hopewell, he was a vice president of mergers and acquisitions at Deutsche Bank and Morgan Stanley Dean Witter Asia Limited. He graduated from Brown University in the U.S. with a Bachelor of Arts degree in 1993 and from The London Business School with a Master of Business Administration degree in 1997. He does not currently hold any directorship in Hopewell Group.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Kojiro NAKAHARA, 62, was appointed an independent non-executive Director of the Company on 10 July, 2003. He graduated from Tokyo Mercantile Marine University in 1964 with a Bachelor degree in Marine Engineering. He joined Kanematsu Corporation in 1964 and has held senior positions in Tokyo, Singapore and Hong Kong offices. He was appointed Managing Director of Kanematsu (Hong Kong) Limited in 1996 and retired in 2000. He does not hold any previous or current directorship in Hopewell Group. He holds 10,671 ordinary shares of HK$2.5 each in Hopewell (approximately 0.0012% of the total issued share capital of Hopewell).

Mr. Philip Tsung Cheng FEI, 62, was appointed an independent non-executive Director of the Company on 10 July, 2003. He was awarded a Bachelor of Architectural Engineering degree from Cheng-Kung University in Taiwan in 1962; a Bachelor of Architecture degree from North Carolina State University in 1965 and a Master of Science degree in City Planning from Pratt Institute in the U.S. in 1974. He is the managing partner at Fei & Cheng Associates, an architectural and planning firm. Mr. Fei has over 30 years' experience in planning and architectural projects. Prior to establishing Fei & Cheng Associates, he worked for a number of architecture firms in the U.S. He was previously a non-executive director of Consolidated Electric Power Asia Limited, a former listed subsidiary of Hopewell, from 1993 to 1996 and does not currently hold any directorship in Hopewell Group.

Mr. Lee Yick NAM, 56, was appointed an independent non-executive Director on 10 July, 2003 and the chairman of the audit committee of the Company on 16 July, 2003. He holds a certificate in management studies from Carnegie Mellon University of U.S. in 1977. He has over 30 years' experience in the banking, investment and finance industry. He was an Executive Director of Liu Chong Hing Bank from 1990 to 2001. Prior to that, he was a vice president at Citibank, Mellon Bank and American Express Bank. He does not hold any previous or current directorship in Hopewell Group. He holds US$400,000 of the 9.875% Notes due 2004 issued by Guangzhou-Shenzhen Superhighway (Holdings) Ltd. (approximately 0.2% of the total amount of the Notes).

Mr. Gordon YEN, 33, was appointed an independent non-executive Director of the Company on 10 July, 2003. He was awarded a Bachelor degree in Manufacturing Engineering from Boston University, U.S. in 1990 and a Master of Business Administration degree from McGill University, Canada in 1992. Prior to joining Fountain Set (Holdings) Limited ("Fountain Set") in 1999, he served as an Infrastructure Project Director in Hopewell. He was previously an employee of Hopewell and from 1997 to 1999, he was a director of PT Hi Power Tubanan 1, a subsidiary of Hopewell. Currently, he does not hold any directorship in Hopewell Group. He is currently the Assistant to Chairman of Fountain Set. Fountain Set, a company listed on the Stock Exchange, and its subsidiaries are principally engaged in the production and sales of knitted fabrics. There is no relationship between Fountain Set and the Group or Hopewell Group.

COMPANY SECRETARY

Mr. Peter Yip Wah LEE, 61, was appointed the Company Secretary of the Company on 3 July, 2003. He graduated from the University of Hong Kong with a Bachelor of Arts degree in 1965. He is a practising solicitor and a partner of Woo, Kwan, Lee & Lo. He is also a China Appointed Attesting Officer. He is an independent non-executive director of a number of public listed companies, and is also the company secretary of over 20 listed companies including Hopewell.

STAFF

As of April 2003, the Group would have had a total of 32 full-time staff, with 23 in Hong Kong and 9 in the PRC. Set out below is a breakdown of the number of the Group's full-time staff by function for the past two years:

	As at April	
	2002	2003
Professional	7	12
Operational	20	20

The Directors believe that the Company's relationship with the Group's staff is a good one. The Group's staff are not represented by any collective bargaining unit or trade union.

The Group offers a medical benefits scheme to all its employees and has adopted a mandatory provident fund scheme for its employees in Hong Kong.

The Company is not aware of any breach of the relevant laws, regulations and requirements in relation to child protection, fair labour standards, working conditions and code of conduct for the Group's employees or workers under the respective regions in which the Group carries out its business.

DIRECTORS' COMPENSATION

The aggregate amount of compensation (including fees, salaries, contribution to retirement benefits plans and other benefits) which would have been paid by the Company to the Directors during each of the three years ended 30 June, 2000, 2001 and 2002 and the ten months ended 30 April, 2003 was approximately HK$2,051,000, HK$2,361,000, HK$3,382,000 and HK$2,012,000 respectively.

The numbers of Directors whose compensation fell within the following bands are as follows:

	Year ended 30 June,			Ten months ended 30 April,	As of Listing Date
	2000	2001	2002	2003	
	Number of directors	Number of directors	Number of directors	Number of directors	Number of directors
Nil to HK$1,000,000	2	2	2	2	5
HK$1,000,001 to HK$1,500,000	1	1	—	1	1
HK$1,500,001 to HK$2,000,000	—	—	—	—	4
HK$2,000,001 to HK$2,500,000	—	—	1	—	1
HK$2,500,001 to HK$3,000,000	—	—	—	—	—
HK$3,000,001 to HK$3,500,000	—	—	—	—	1

Save as disclosed above, no other payments have been paid or are payable in respect of the three years ended 30 June, 2002 and the ten months ended 30 April, 2003 by the Company or any of its subsidiaries to the Directors.

Under the arrangements currently in force, the aggregate remuneration of the Directors payable for the year ended 30 June, 2003 is estimated to be approximately HK$2,682,000.

Under the arrangements currently proposed, conditional upon the listing of the Shares of the Company on the Stock Exchange, the annual remuneration (excluding any discretionary bonus which may be paid) payable by the Company and its subsidiaries to the directors of the Company commencing on or about the Listing Date will be as follows:

	HK$ (rounded to the nearest thousand)
Sir Gordon Ying Sheung WU	3,260,000
Mr. Eddie Ping Chang HO	2,500,000
Mr. Thomas Jefferson WU	1,906,000
Mr. Alan Chi Hung CHAN	1,906,000
Ir. Leo Kwok Kee LEUNG	1,737,000
Mr. Lijia HUANG	590,000
Mr. Cheng Hui JIA	1,012,000
Mr. Christopher Shih Ming IP	1,672,000
Mr. Kojiro NAKAHARA	100,000
Mr. Philip Tsung Cheng FEI	100,000
Mr. Lee Yick NAM	100,000
Mr. Gordon YEN	100,000

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Company has established an audit committee with written terms of reference in compliance with the code of best practice as set out in Appendix 14 of the Listing Rules. The primary duties of the audit committee are to review and supervise the financial reporting process and internal control system of the Group. The audit committee comprises three independent non-executive Directors. The members of the audit committee are Lee Yick NAM, the chairman of the committee, Philip Tsung Cheng FEI and Kojiro NAKAHARA.

GENERAL

Currently, the Hopewell Group (including the Group for this purpose) is principally engaged in the development, investment and operation of properties and toll roads, bridges and tunnels and related infrastructure projects in Hong Kong and the PRC. The Hopewell Group is a "connected person" within the meaning given under the Listing Rules in relation to the Group.

Immediately after the Offering (assuming the Warrants, Over-allotment Option and the BOC Option are not exercised), Hopewell will have an interest in approximately 75% of the issued share capital of the Company and will therefore continue to be a "connected person" in relation to the Group.

The existing connected transactions between members of the Group and members of the Hopewell Group which are exempted from disclosure and shareholders' approval under Rule 14.24 of the Listing Rules include those set out in the section headed "Connected Transactions" below. While the Company will have to comply with the Listing Rules as to connected transactions when dealing with members of the Hopewell Group, there are no arrangements in place or proposed, save as disclosed in this prospectus, which would require members of the Hopewell Group to maintain the relationship with the Group, with respect to both business and share ownership.

The management of the Company has adopted a policy that, in general, the Group will only participate in closed system expressway projects (as opposed to open system highways), unless the size of the project makes it justifiable for the Group to do otherwise or if there are other special circumstances.

Expressway/Superhighway	Open system highway
Designed for higher speed driving and faster transit from destination to destination without disruption by intersections/junctions.	Designed to facilitate access to local townships/regions along the highway.
Connection with other roads is through interchanges so that through traffic will not be disrupted. Interchanges are connections by means of ramps.	Other roads will intersect with the highway and connection with other roads is through intersections/junctions which are controlled by a roundabout or traffic light. Therefore, traffic flow will be disrupted by the intersections/junctions.
Full access control — entry and exit can only through interchanges (or established entrance/exit points).	Partial access control or no access control — vehicles can enter and exit through the intersections/junctions along the highway. Intersections/junctions are connections without entrance or exit ramps and are usually equipped with traffic lights.
The entire route is enclosed. All traffic has to access the road through controlled entrances and exits.	The route of the highway may not be enclosed. Vehicles are only charged at toll plazas and could use the highway without paying as long as no toll plazas are crossed.
Design speed of at least 100km/hour	Design speed of below 100km/hour; for Class I highways, the usual design speed is 80km/hour.
For tolled expressway, tolls are usually charged on the basis of distance travelled.	For tolled open system highways, tolls are collected at fixed toll collection points. If a vehicle enters or exits the highway without passing through a toll collection point, no toll will be payable even if part of the highway has been used.

Consequently, Shunde Roads and Shunde 105, which are not expressways, are excluded from the Group. There is no direct competition between the projects of the Group on the one part and Shunde Roads and Shunde 105 on the other as their routing and areas covered are different. Though the projects of the Group and of the Hopewell Group have common directors, Shunde Roads and Shunde 105 are separate independent projects from the projects of the Group, and Shunde Roads and Shunde 105 have been managed and operated by the Hopewell Group from completion of the Reorganisation.

Currently, the Group has no intention of acquiring Hopewell Group's interest in Shunde Roads or Shunde 105. However, it is possible that when the time is right in the future for the development of Phase 3 of the Western Delta Route, depending on the final alignment of the route, the Group may seek to acquire the 22.8 km Bigui Road section (or certain parts thereof) of Shunde Roads for the purpose of that project (the total length of Shunde Roads is 102 km and Hopewell Group's interest in Shunde Roads is 25%). Any such acquisition would be subject to compliance with all relevant provisions of the Listing Rules. It should be noted that Phases 2 and 3 of the Western Delta Route are only in the planning stage, but they will be actively pursued.

The Group has a clear business focus, distinct from that of the Hopewell Group. The Group's business focuses on the initiation, promotion, development and operation of strategically important roads, bridges and tunnels and related infrastructure projects in Guangdong Province and particularly the PRD. None of the members of the Hopewell Group is engaged in the business of PRC toll road infrastructure, except for Hopewell Group's 25% interest in a jointly-controlled entity operating Shunde Roads and 30% interest in a jointly-controlled entity operating Shunde 105, which are open system highways. Shunde Roads and Shunde 105 contributed only about 0.1% and 2.3% of Hopewell's earnings before interest and tax for the years ended 30 June, 2001 and 30 June, 2002, respectively. Accordingly, the interests in Shunde Roads and Shunde 105 do not form a major operation of the Hopewell Group and for the reasons stated above, there is a clear delineation between the businesses retained by the Hopewell Group and that of the Group. As at the date of this prospectus, the Directors believe that the Hopewell Group does not carry on any business activities that directly compete with the Group's activities.

Hopewell has given a non-compete undertaking to the Company to the effect that for so long as Hopewell is a controlling shareholder (as that term is defined in the Listing Rules) and remains the single largest shareholder of the Company, Hopewell will not (by itself or through its subsidiaries, excluding the Group) engage in investment in toll road projects (including bridges and tunnels) in the PRC save and except the following:

(1) toll road projects of which:

  (i) the Group was offered an opportunity to acquire or be involved or participate; and

  (ii) the independent non-executive directors (as such is defined in the Listing Rules) of the Company has separately reviewed and decided that the Group should decline such an opportunity to acquire or be involved or participate; or

(2) toll road projects in which the independent non-executive directors of the Company have separately reviewed and decided to invite Hopewell or its designated subsidiary to engage or participate jointly with the Group, for which such engagement or participation of the Hopewell Group is considered by the independent non-executive directors to be in the interests of general shareholders of the Company; or

(3) interests in equity securities issued by any company engaged in the business of PRC tolled road projects which are listed on a recognised stock exchange provided that the interest held directly or indirectly by the Hopewell Group represents not more than 15% of the total issued share capital of such company and the Hopewell Group does not control the board of the relevant company; or

(4) the 25% interest in a jointly-controlled entity operating Shunde Roads and 30% interest in a jointly-controlled entity operating Shunde 105 presently held by the Hopewell Group.

The Company will make an announcement in the event that the independent non-executive directors of the Company have separately reviewed and decided that the Group should decline an opportunity to acquire or be involved or participate while such opportunity is taken up by the remaining Hopewell Group.

Other than the non-compete undertaking referred to above, the Hopewell Group has not undertaken not to engage in activities competing with the Group, nor are there any contractual restrictions for it not to do so.

The Group has its own functional departments, including a project management department, an engineering department and an accounts department, all of which operate independently from the Hopewell Group. The majority of the Directors do not currently hold directorships on the board of Hopewell. Save for Sir Gordon Ying Sheung Wu, Mr. Eddie Ping Chang Ho and Mr. Thomas Jefferson Wu, the Directors do not currently have any management roles in Hopewell Group. The board of the Company also currently includes 4 independent non-executive Directors who oversee internal control and provide checks and balances over the board's decision-making on significant transactions or transactions involving a potential conflict of interests. Based on the above, the Group is able to function independently of the Hopewell Group.

Hopewell is required to comply with the "spin-off" requirements under Practice Note 15 of the Listing Rules in respect of the proposed separate listing of the Company, treating the JV Enterprises as if they were subsidiaries of Hopewell for that purpose. These include, among others, the requirement to obtain approval of shareholders of Hopewell of such separate listing (as the Group is a "major subsidiary" of Hopewell as defined under the Listing Agreement between the Stock Exchange and Hopewell (as the pre-tax trading profits of the Group represent more than 15% of those of the Hopewell Group (including the Group) and the Offering may constitute a material dilution of Hopewell's interest in the Group and, depending on the Offer Price and the expected market capitalisation of the Company, the Offering may also constitute a major transaction for Hopewell under Chapter 14 of the Listing Rules), which approval was given in the extraordinary general meeting of Hopewell held on 16 July, 2003. Hopewell has applied to the Stock Exchange for, and has been granted, a waiver from strict compliance with paragraph 3(f) of Practice Note 15 regarding the assured entitlement right of holders of Hopewell Shares to the Shares on the basis that the Warrants represent a better way of providing an equity entitlement to holders of Hopewell Shares than a conventional preferential offer.

CONNECTED TRANSACTIONS

The existing connected transactions between members of the Group and members of the Hopewell Group which are exempted from disclosure and shareholders' approval under Rule 14.24 of the Listing Rules include those set out below.

Exempted connected transactions

Exempted connected transactions under the de minimus rule

1. *Lease arrangements between the Hopewell Group and the Group*

(i) Rental agreement in relation to office in Hopewell Centre

HHI GS Superhighway Co, a subsidiary of the Company, has entered into a rental agreement (the "Rental Agreement") with Singway (B.V.I.) Company Limited ("Singway"), a wholly-owned subsidiary of Hopewell, pursuant to which HHI GS Superhighway Co leases an office space of approximately 2,359 square feet at Room 64-02, 64th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong (the "Property") from Singway. The Rental Agreement will continue for a term up to 30 June, 2004 and therefore, it is expected that the Rental Agreement will continue

after the completion of the Offering. The rental for the Property under the Rental Agreement is HK$35,392.50 per calendar month. In addition, HHI GS Superhighway Co is responsible for paying its portion of government rates, electricity and air-conditioning charges, which, together with the rental, totalled approximately HK$554,000 in the financial year ended 30 June, 2002.

Pursuant to the Rental Agreement, the amount payable by the Group to Singway is not expected to exceed HK$1,000,000 per annum during the term. The Directors (including independent non-executive Directors) and the Sponsor consider that the Rental Agreement is on normal commercial terms, in the ordinary and usual course of business of the Group and is fair and reasonable to the shareholders of the Company.

(ii) Leases of certain car parking spaces in Hopewell Centre

A member of the Group currently has lease arrangements with Singway for one car parking space in Hopewell Centre on a monthly basis. This arrangement is expected to continue, and the Group may have additional lease arrangements with Singway for more car parking spaces, after completion of the Offering (although no such additional leasing arrangement is currently planned). The rental currently payable for the car parking space per month is HK$5,350 and the total annual rental payable for the car parking space currently leased by the Group and those that might be leased to the Group (both from the Hopewell Group) after completion of the Offering in a financial year is expected not to exceed HK$1,000,000. The Directors (including independent non-executive Directors) and the Sponsor consider that the arrangements for the lease of the car parking space at present are, and the possible arrangements for the lease of any additional car parking spaces after completion of the Offering will be, on normal commercial terms in the ordinary and usual course of business of the Group and are fair and reasonable to the shareholders of the Company.

2. Provision of insurance advisory services by HCNH Insurance Brokers Limited to the Group

HCNH Insurance Brokers Limited ("HCNH") is providing, and is expected to continue to provide to the Group after completion of the Offering, insurance advisory services (the "Insurance Advisory Services"). Total fees of approximately HK$5,000 were charged by HCNH for the Insurance Advisory Services in the financial year ended 30 June, 2002 and the Group expects that the total fees payable for the Insurance Advisory Services after completion of the Offering in a financial year will not exceed HK$1,000,000. The Directors (including independent non-executive Directors) and the Sponsor consider that the provision of the Insurance Advisory Services at present is, and after completion of the Offering will be, on normal commercial terms, in the ordinary and usual course of business of the Group and is fair and reasonable to the shareholders of the Company.

As HCNH is indirectly owned as to 25% by Hopewell, HCNH is an associate of Hopewell and thus a connected person of the Company. Mr. Eddie Ping Chang Ho together with his associate beneficially owns 100% of the issued share capital of Hong Kong Insurance Agency Limited which in turn owns 50% of the issued share capital of HCNH. Therefore, the transactions between HCNH and the Group will constitute connected transactions under the Listing Rules.

3. Sharing of administrative services with the Hopewell Group

Certain subsidiaries of Hopewell are currently providing certain office administrative services to the Group including, for example, shared use of computer systems, personnel services, company secretarial services, interior architecture services, electrical and mechanical services, office administration services and office supplies and computer accessories procurement services

(collectively, the "Services"). The current basis for charging for the Services is that out of pocket costs are charged based on actual usage, but overhead of the department providing the service is not charged. In the financial year ended 30 June, 2002, the Group paid approximately HK$205,000 to the Hopewell Group for the Services provided. The Group estimates that the fees payable by the Group in the year ended 30 June, 2003 shall not exceed HK$200,000. This arrangement is expected to continue after completion of the Offering. After completion of the Offering the Group will pay for the Services at cost based on actual usage or share the fees and costs incurred in the provision of the Services with the Hopewell Group in proportion to its utilisation of staff time and/or other resources, as may be appropriate for the different types of Services. The Directors (including independent non-executive Directors) and the Sponsor consider that the provision of the Services after completion of the Offering will be on normal commercial terms, in the ordinary and usual course of business of the Group and is fair and reasonable to the shareholders of the Company.

Under Rule 14.24(5) of the Listing Rules, a continuing connected transaction on normal commercial terms where the annual total consideration or value is less than the higher of HK$1,000,000 or 0.03% of the net tangible assets of a listed issuer will normally be exempted from all the reporting, announcement and shareholders' approval requirements contained in Rules 14.23 to 14.32 of the Listing Rules. Since the transactions under each of the lease arrangements as mentioned in (1)(i), (1)(ii), the provision of the Insurance Advisory Services as mentioned in (2) and the provision of Services mentioned in (3) above are of a continuing and recurring nature and the annual total consideration under each of these transactions does not exceed the higher of HK$1,000,000 or 0.03% of the net tangible assets of the Group after completion of the Offering, these transactions are exempted continuing connected transactions under Rule 14.24(5). Should the amount of consideration payable by the Group in respect of any of these transactions exceed the higher of HK$1,000,000 or 0.03% of the net tangible assets of the Group in any financial year, transactions under the relevant arrangement will be subject to the applicable reporting, announcement and shareholders' approval requirements contained in Rules 14.23 to 14.32 of the Listing Rules.

SUBSTANTIAL SHAREHOLDERS

So far as the Directors are aware, immediately following the completion of the Offering, but taking no account of any Shares which may be issued pursuant to the exercise of the Over-allotment Option or upon the exercise of the subscription rights attaching to the Warrants, the following persons (not being Directors or the chief executive officer of the Company) will have a discloseable interest in 5% or more of the Shares for the purpose of Part XV of the SFO:

Name	Number of Shares	Percentage
Anber Investments Limited	2,160,000,000	75%
Delta Roads Limited(1)	2,160,000,000	75%
Dover Hills Investments Limited(2)	2,160,000,000	75%
Supreme Choice Investments Limited(3)	2,160,000,000	75%
Hopewell(4)	2,160,000,000	75%

Notes:

(1) This represents the same block of Shares shown against the name of Anber Investments Limited above. Since Anber Investments Limited is wholly-owned by Delta Roads Limited, Delta Roads Limited will be deemed to be interested in the same number of Shares to be held by Anber Investments Limited under Part XV of the SFO.

(2) As Delta Roads Limited is wholly-owned by Dover Hills Investments Limited, Dover Hills Investments Limited will be deemed to be interested in the same number of Shares which Delta Roads Limited will be deemed to be interested under Part XV of the SFO.

(3) As Dover Hills Investments Limited is wholly-owned by Supreme Choice Investments Limited, Supreme Choice Investments Limited will be deemed to be interested in the same number of Shares which Dover Hills Investments Limited will be deemed to be interested under Part XV of the SFO.

(4) As Supreme Choice Investments Limited is wholly-owned by Hopewell, Hopewell will be deemed to be interested in the same number of Shares which Supreme Choice Investments Limited will be deemed to be interested under Part XV of the SFO.

Save as disclosed herein but taking no account of any Shares which may be issued pursuant to the exercise of the Over-allotment Option or the options granted or to be granted under the Share Option Scheme or upon the exercise of the subscription rights attaching to the Warrants, the Directors are not aware of any person who will immediately following completion of the Offering be directly or indirectly interested in 5% or more of the nominal value of any class of share capital carrying the right to vote in all circumstances at general meetings of any member of the Group.

BOC OPTION

In 2000, Hopewell granted to the then Bank of China, Hong Kong Branch (now succeeded by Bank of China (Hong Kong) Limited, "BOC") an option (the "BOC Option") to purchase from Hopewell up to 5% of the issued share capital of the Company as at the Listing Date. Based on the 2,880,000,000 Shares expected to be in issue as at the Listing Date, the BOC Option will cover a total of 144,000,000 Shares held by Hopewell (or its subsidiaries). The BOC Option is exercisable at any time (and on any one or more occasions) during the period commencing on the Listing Date and ending on the date falling 36 months after such date (both dates inclusive), provided that the number of Shares to be acquired pursuant to each exercise of the BOC Option must carry an aggregate value of at least HK$10,000,000. The option exercise price is defined as "the IPO price for each Share". For these purposes, the listing of the Shares on the Stock Exchange by means of the Offering will be the "IPO". The option agreement between Hopewell and BOC contains provisions for adjustment of the option exercise price in certain circumstances including, but not limited to, changes in the capital structure of the Company, capital distributions by the Company, certain issuances of equity and convertible securities, certain grants of rights and a general right to refer the option exercise price to an independent expert. It is not currently foreseen that Hopewell will cease to become a controlling shareholder as a result of any exercise of the BOC Option.

It should be noted that Rule 10.07(1)(a) of the Listing Rules prohibits a controlling shareholder of an issuer from disposing of any shares of the issuer held beneficially by it before the listing of the issuer for a period of 6 months from the date on which dealings in the issuer's shares commence on the Stock Exchange. In the event that BOC exercises the BOC Option during such 6-month period, Hopewell will make necessary arrangements to ensure compliance with that requirement (such as procuring willing seller(s), or borrowing Shares, to sell Shares to BOC, or any other methods deemed appropriate).

		HK$
Authorised share capital:		
10,000,000,000	Shares of HK$0.10 each	1,000,000,000
Issued shares:		
2,160,000,000	Shares in issue as at the date of this prospectus	216,000,000
Shares to be issued:		
720,000,000	Shares to be issued pursuant to the Offering	72,000,000
Total:		
2,880,000,000	Shares	288,000,000
Warrants to be issued:		
87,533,990	Estimated number of Warrants to be issued by way of Assured Entitlement Rights	

Notes:

(1) Assumption

The above table assumes that the Offering becomes unconditional but does not take into account exercise of the Over-allotment Option or any Shares which may be required to be issued on exercise of any of the Warrants. It also takes no account of any Shares which may be issued pursuant to the exercise of options granted under the Share Option Scheme or the general mandate referred to in Note 5 below or which may be repurchased by the Company under the mandate referred to in Note 6 below.

If the Over-allotment Option is exercised, the Company will have approximately 2,988,000,000 Shares in issue immediately after completion of the Offering.

(2) Ranking

The Shares to be issued will rank equally with all Shares currently in issue or to be issued, in particular, will rank in full for all dividends or other distributions declared, made or paid on the Shares in respect of a record date which falls after the date of this prospectus.

(3) Share Option Scheme

The Company has conditionally adopted the Share Option Scheme, brief details of which are set out under the paragraph "Share Option Scheme" in Appendix IX. Under the Share Option Scheme, staff and directors of the Group, among others, may be granted options which entitle them to subscribe for Shares representing up to a maximum of 10% of the total number of Shares in issue immediately following completion of the Offering.

(4) Warrants

Each Warrant confers the right to subscribe an amount equivalent to the Offer Price for Shares at an initial subscription price equivalent to the Offer Price (subject to adjustment).

(5) General mandate to issue Shares

The Directors have been granted a general unconditional mandate to allot, issue and deal with otherwise than by way of rights, scrip dividend schemes or similar arrangements, Shares with a total nominal value of not more than 20% of the aggregate nominal value of the share capital of the Company in issue and to be issued in the manner referred to in this prospectus (including Shares which may be issued upon the exercise of the Over-allotment Option).

The Directors may, in addition to Shares which they are authorised to issue under the mandate, allot, issue and deal with Shares under a rights issue, scrip dividend scheme or similar arrangement or Shares to be issued upon the exercise of options granted under the Share Option Scheme.

The mandate will remain in effect until:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law or the articles of association of the Company to be held; or

(iii) varied or revoked by an ordinary resolution of the shareholders in general meeting,

whichever occurs first.

For further details of this general mandate, please refer to the paragraph headed "Written resolutions of the sole Shareholder passed on 16 July, 2003" in Appendix IX.

(6) General mandate to repurchase Shares and warrants

The Directors have also been given a general unconditional mandate to exercise all powers of the Company to repurchase Shares and warrants which carry rights to subscribe for Shares with a total nominal value not exceeding 10% of (a) in the case of Shares, the aggregate total nominal value of the share capital of the Company in issue immediately following the completion of the Offering (including Shares which may be issued upon the exercise of the Over-allotment Option); and (b) in the case of warrants, the warrants in issue immediately following completion of the Offering.

This mandate only relates to repurchases made on the Stock Exchange, or on any other stock exchange on which the Shares and warrants are listed (and which is reorganised by the SFC and the Stock Exchange for this purpose), and which are in accordance with all applicable laws and the requirements of the Listing Rules. A summary of the relevant Listing Rules is set out in the sub-paragraph headed "Repurchase by the Company of its own securities" in Appendix IX.

This mandate will remain in effect until:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law or the articles of association of the Company to be held; or

(iii) varied or revoked by an ordinary resolution of the shareholders in general meeting,

whichever occurs first.

SELECTED FINANCIAL AND OPERATING INFORMATION

Prospective investors should read the selected combined financial and operating information set out below in conjunction with the Accountants' Report contained in Appendix I. The fiscal year of the Company ends on 30 June while the fiscal years of the JV Enterprises end on 31 December. In preparing the combined financial information for the Group, monthly financial data for each of the JV Enterprises were aggregated to reflect a fiscal year ended 30 June. Financial data not originally stated in IFRS were converted to IFRS and further adjustments were made for proportionate consolidation under IFRS. The basis of preparation is set out in Note 1 to Section A (Financial Information) of the Accountants' Report in Appendix I.

The following tables present selected combined income statement data, combined balance sheet data and combined cash flow data from the audited combined financial information with respect to the Group for each of the three years ended and as of 30 June, 2000, 2001 and 2002 and the ten months ended and as of 30 April, 2003 as set out in the Accountants' Report; and the unaudited combined financial information with respect to the Group for the ten months ended 30 April, 2002. Such unaudited combined financial information based on unaudited management accounts of the Group is presented for comparison purpose only.

Income Statement Data

	Year ended 30 June,			Ten months ended 30 April,	
	2000	2001	2002	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000 (unaudited)	HK$'000
Turnover[1]	769,607	859,793	918,450	765,653	861,183
Toll operating expenses	(76,112)	(85,128)	(77,549)	(64,624)	(77,004)
Other operating income	267,441	323,822	151,639	126,391	53,529
Other operating expenses	(144,755)	(165,993)	(211,127)	(175,939)	(210,035)
Profit from operations	816,181	932,494	781,413	651,481	627,673
Finance costs	(267,683)	(303,643)	(220,635)	(183,862)	(167,685)
Profit before tax	548,498	628,851	560,778	467,619	459,988
Income tax expense	(24,700)	(25,798)	(19,298)	(16,082)	(16,420)
Profit after tax	523,798	603,053	541,480	451,537	443,568
Minority interest	(4,849)	(2,431)	(9,051)	(7,543)	(9,869)
Profit for the year/period	518,949	600,622	532,429	443,994	433,699
Dividends	—	—	2,200,000	2,200,000	—
Earnings per shares — basic[2]	HK$0.24	HK$0.28	HK$0.25	HK$0.21	HK$0.20

Notes:

(1) Turnover represents toll receipts, net of business tax.

(2) Calculation of the basic earnings per share for each of the periods is based on the profit for the respective period and on 2,160,000,000 ordinary shares deemed outstanding during each period.

Balance Sheet Data

	As at 30 June,			As at 30 April,	
	2000	2001	2002	2002	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (unaudited)	*HK$'000*
ASSETS					
Non-current assets					
Toll road projects under development and loans to jointly controlled entities	5,320,871	4,712,508	1,639,721	1,767,851	1,161,353
Other non-current assets	11,239,254	11,232,861	11,033,008	11,101,853	10,899,166
Total non-current assets	16,560,125	15,945,369	12,672,729	12,869,704	12,060,519
Current assets					
Other current assets	579,325	44,877	162,097	253,558	126,930
Bank balances and cash	259,232	512,749	97,819	180,885	291,063
Total current assets	838,557	557,626	259,916	434,443	417,993
TOTAL ASSETS	17,398,682	16,502,995	12,932,645	13,304,147	12,478,512
EQUITY AND LIABILITIES					
Capital and reserves					
Share capital	312	312	312	312	312
Reserves	1,888,301	2,489,536	820,788	733,465	1,246,600
Total capital and reserves	1,888,613	2,489,848	821,100	733,777	1,246,912
Minority interests	7,250	9,681	18,732	17,224	28,601
Non-current liabilities					
Long-term borrowings, non-current portion	13,319,108	12,934,315	11,628,851	11,984,985	10,556,280
Deferred tax liabilities	47,500	73,000	91,900	89,082	108,070
Other non-current liabilities	22,235	38,991	18,163	17,971	—
Total non-current liabilities	13,388,843	13,046,306	11,738,914	12,092,038	10,664,350
Current liabilities					
Loans payable, current portion	1,881,133	787,263	253,857	340,365	376,197
Other current liabilities	232,843	169,897	100,042	120,743	162,452
Total current liabilities	2,113,976	957,160	353,899	461,108	538,649
TOTAL EQUITY AND LIABILITIES	17,398,682	16,502,995	12,932,645	13,304,147	12,478,512

Cash Flow Data

	Year ended 30 June,			Ten months ended 30 April,	
	2000	2001	2002	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000 (unaudited)	HK$'000
Cash flows from operating activities					
Cash generated from operations	590,031	676,791	702,462	550,706	843,973
Interest received	6,907	14,395	5,467	4,100	4,212
Income taxes paid	—	(298)	(398)	—	(250)
Net cash from operating activities	596,938	690,888	707,531	554,806	847,935
Cash flows from investing activities					
Investment in toll road projects and addition of loans to jointly controlled entities	(337,650)	(22,495)	(1,179)	—	—
Repayment of toll road project under development and loans to jointly controlled entities	485,912	1,436,665	3,171,253	3,123,107	491,842
Purchases of property and equipment, net of proceeds on disposal	(493,801)	(95,963)	7,380	(3,080)	(60,157)
Net cash (used in)/from investing activities	(345,539)	1,318,207	3,177,454	3,120,027	431,685
Cash flows from financing activities					
Interest paid	(148,431)	(205,292)	(293,876)	(241,595)	(137,065)
Increase in loans payable	1,448,888	1,454,803	3,296,710	3,296,710	—
Repayment of loans payable	(1,343,480)	(3,003,235)	(7,307,472)	(7,061,746)	(950,476)
Net cash used in financing activities	(43,023)	(1,753,724)	(4,304,638)	(4,006,631)	(1,087,541)
Net increase/(decrease) in cash and cash equivalents	208,376	255,371	(419,653)	(331,798)	192,079
Cash and cash equivalents at the beginning of the year/period	75,976	259,232	512,749	512,749	97,819
Effect of foreign exchange adjustments	(25,120)	(1,854)	4,723	(66)	1,165
Cash and cash equivalents at the end of the year/period	259,232	512,749	97,819	180,885	291,063

According to paragraphs 27 and 31 of the Third Schedule of the Companies Ordinance and rule 4.04 of the Listing Rules, the Company is required to include its financial results for each of the three financial years immediately preceding the issue of this prospectus. The SFC and the Stock Exchange have granted waivers in relation to these two requirements, respectively. Instead, results for the three years ended 30 June, 2002 and the ten months ended 30 April, 2003 have been included in the Accountants' Report in Appendix I. The Directors confirm that sufficient due diligence has been conducted to ensure that there has been no material adverse change in the financial or trading position of the Group since 30 April, 2003 and up to the date of this prospectus and that there has been no event since 30 April, 2003 which would materially affect the information shown in the Accountants' Report.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Prospective investors should read the following discussion and analysis of the financial condition and results of operations in conjunction with the Accountants' Report in Appendix I. The Accountants' Report has been prepared in accordance with IFRS which differs in certain material respects from HK GAAP and US GAAP. See "Summary of Principal Differences between IFRS, HK GAAP and US GAAP" in Appendix II. The Accountants' Report and the discussion and analysis below assume that the Company's current structure had been in existence throughout the relevant periods. The fiscal year of the Company ends on 30 June while the fiscal years of the JV Enterprises end on 31 December. In preparing the combined financial information for the Group, monthly financial data for each of the JV Enterprises were aggregated to reflect a fiscal year ended 30 June. Financial data not originally stated in IFRS were converted to IFRS and further adjustments were made for proportionate consolidation under IFRS. For further information, see Notes 1 and 2 to Section A (Financial Information) in the Accountants' Report in Appendix I.

Basis of Presentation

The combined income statements, combined statements of changes in equity and combined cash flow statements of the companies now comprising the Group have been prepared as if the current group structure had been in existence throughout the Track Record Period, or since their respective date of incorporation or establishment, where this is a shorter period. The combined balance sheets of the Group as at 30 June, 2000, 2001 and 2002 and 30 April, 2002 and 2003 have been prepared to present the assets and liabilities of the companies now comprising the Group as at such respective dates, as if the current group structure had been in existence as at those dates.

As indicated in this prospectus, the Company prepares its accounts according to IFRS and the Group's interests in the JV Enterprises are accounted for on a proportionate consolidation basis in accordance with IFRS. Hopewell, as a company incorporated in Hong Kong, prepares its consolidated accounts according to HK GAAP and according to the Companies Ordinance. The Companies Ordinance does not permit the proportionate consolidation basis of accounting for the JV Enterprises because the JV Enterprises are not, and have never been, subsidiaries of Hopewell for the purposes of the Companies Ordinance.

Overview of Operations

Pre-operation Projects

Projects are divided into two phases, the construction (or "pre-operation") phase and the operational phase following the completion of construction. In the pre-operation phase of a project, interest expense attributable to the project and incurred by the Group and the JV Enterprises is capitalized. Upon commencement of a project's operations, the Group and the JV Enterprises treat interest income as earned and interest expense as incurred.

The Group and the Phase 1 West PRC Partner are currently in the process of establishing the Phase 1 West JV to develop the Phase 1 West Project which is in the pre-operation phase. The Phase 1 West JV Contract will provide for the Group to share 50% of the Phase 1 West JV's net operating income.

Operational Projects

The Group holds interests in two operating projects through two JV Enterprises: the GS Superhighway JV and the Ring Road JV. A substantial portion of the Group's combined income is derived from its share of results of these JV Enterprises. The JV Enterprises are not considered subsidiaries of the Company and the Company's interests in the JV Enterprises are accounted for on a proportionate consolidation basis in accordance with IFRS.

The respective contributions to the Group's combined results during the Track Record Period was:

	Year ended 30 June,			Ten months ended 30 April,
	2000	2001	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000
Turnover				
- GS Superhighway	721,755	789,668	846,933	789,569
- Guangzhou E-S-W Ring Road	47,852	70,125	71,517	71,614
	769,607	859,793	918,450	861,183
Net profit				
- GS Superhighway	161,473	211,522	442,767	466,672
- Guangzhou E-S-W Ring Road	12,032	29,022	24,429	34,609
	173,505	240,544	467,196	501,281

The Group's proportionate share of the income and expenses of each of these JV Enterprises (based on contractually determined ratios) are included in the combined income statement on a line-by-line basis. Pursuant to schedules established by the relevant JV Contracts, the Group's proportionate share of profits of the GS Superhighway JV steps down from 50% to 48% on 1 July, 2007 and to 45% on 1 July, 2017. The Group's share of net cash flow of the Ring Road JV reduces from 45% to 37.5% on 1 January, 2012 and to 32.5% on 1 January, 2022.

Distributions of profit are subject to approval by the board of directors of the respective JV Enterprises. Covenants pursuant to bank loans of GS Superhighway JV require it to maintain RMB50.0 million in its bank account and to obtain prior approval from the bank's agent before making any distributions. Subject to these conditions, the GS Superhighway JV is permitted to distribute 80% of its remaining cash balance as dividends twice a year. There are no restrictions on distribution of net operating surplus under the bank loan agreement of the Ring Road JV provided it meets its immediate debt service obligations. Subject to the repayment of outstanding bank loans of the GS Superhighway JV, the Group will be entitled to the repayment of its registered capital. In the case of the Ring Road JV, subject to the repayment of its shareholder loans, the Group is also entitled to the repayment of its portion of the registered capital of the Ring Road JV.

Results of Operations of the JV Enterprises

Results of operations of the JV Enterprises are affected by:

- traffic volume and therefore other factors which may influence traffic;
- types of vehicle;
- length of expressway travelled;
- level of toll rates;
- operating expenses;
- capital expenditures;

- general and administrative expenses;
- taxation;
- financing costs; and
- depreciation and amortisation of assets including goodwill.

Since the substantial majority of the JV Enterprises' revenues is derived from toll receipts, the revenues of the JV Enterprises are closely related to traffic flow, types of vehicle, level of toll rates and the distance vehicles travel. Other operating income includes rental income, billboard advertising income, income from auxiliary services, other interest income and exchange rate gains or losses on their loans denominated in U.S. dollars or Hong Kong dollars.

Operating expenses include routine maintenance and improvement of the roads, and depreciation expenses associated with assets other than the roads. General and administrative expenses consist primarily of personnel, management and administration expenses.

Project costs, including additional investments and cost over-runs, if any, are depreciated over the concession period of the Project - typically 30 years. In the past, the concession period for each Project commenced upon the beginning of operations of such Project; however, the current practice is for the concession period for pre-operation and future projects to commence upon the issuance of the business licence for such project.

Finance costs include interest on certain shareholder loans, registered capital, bank financings and other loans.

Minority Interest

A minority party holds 2.5% of Kingnice Limited, which is the parent of HHI GS Superhighway Co. The minority party is entitled to the equivalent of 1%, to be reduced to 0.75% after the tenth year of the concession period, of the total dividends distributed by the GS Superhighway JV less the general and administrative expenses of the HHI GS Superhighway Co and Kingnice Limited.

Foreign Currency Effects

All of the revenues of the JV Enterprises are collected in RMB. Any devaluation of the RMB would adversely affect the value of the JV Enterprises' revenues and earnings in foreign currency terms. Devaluation of the RMB relative to the U.S. dollar and/or Hong Kong dollar could increase the portion of the cash flow of the JV Enterprises and the Group respectively which is required to satisfy obligations denominated in those currencies.

Taxation

The effective tax rates of the Group for each of the three years ended 30 June, 2000, 2001 and 2002 and for the ten months ended 30 April, 2003 were 4.5%, 4.1%, 3.4% and 3.6%, respectively. The income tax expenses of the Group mainly represent its proportionate share of the deferred tax provision for PRC income tax of the JV Enterprises. The statutory PRC income tax rate is 33%. Due to the fact that the JV Enterprises are entitled to certain exemptions and reliefs, for PRC income tax, the effective tax rate of the Group is much lower than the statutory tax rates.

All JV Enterprises are currently subject to a 5% business tax on total toll receipts and certain other income. Foreign enterprise income tax rate applicable to the GS Superhighway JV and the Ring Road JV is 15%. However, pursuant to an approval by the Guangdong Tax Bureau, the GS Superhighway JV is exempt from such tax for the first five years beginning with its first profit-making year and will pay a rate of 7.5% for the following five years, as computed under PRC accounting standards and tax regulations. Thereafter, the foreign enterprise income tax rate applicable to the GS Superhighway JV

reverts to 15%. It was exempt from the 5% business tax for five years beginning in July 1994 and the Guangdong Provincial Government has approved the refund of such business tax paid by the GS Superhighway JV up to December 1999. The GS Superhighway JV is also exempt from paying a local income tax of 3% for ten years beginning with its first profit-making year.

Under the existing PRC tax laws and regulations, the Ring Road JV is entitled to enjoy, subject to approval from the relevant governmental authority, a two year exemption from, to be followed by a three year 50% reduction in the rate of, foreign enterprise income tax for income arising from the operation of toll roads commencing from the first profit-making year, as computed under PRC accounting standards and tax regulations. In addition, the Ring Road JV has obtained an approval from the Guangzhou Municipal Government which grants a more preferential tax treatment in the form of a five year exemption from, to be followed by a five year 50% reduction in the rate of, foreign enterprise income tax, commencing from the first profit-making year. However, pursuant to current PRC tax laws and regulations, the Ring Road JV is required to obtain an approval from the State Tax Bureau to be entitled to the more preferential tax treatment granted by the Guangzhou Municipal Government. The Ring Road JV intends to apply for such approval in due course. The Ring Road JV is also exempt from paying a local income tax of 3% for ten years beginning with its first profit-making year. Notwithstanding the above, according to tax regulations in Guangdong, the period of exemption and reduction from paying local income tax will be equal to the final approved period of exemption granted to the Ring Road JV in respect of paying foreign enterprise income tax. The Ring Road JV is required to pay business tax (currently set at a rate of 5%) on its toll receipts. See "Taxation" in relation to each Project in "The Road Projects".

PRC Government Policies

The Company is aware of proposals by the Guangdong Provincial Government to unify toll rate multipliers, as well as to implement changes to toll collection arrangements in Guangdong Province. If these proposals are adopted, the Group's revenue and earnings with respect to Phase 1 West and future projects may be adversely affected. See "Risk Factors — Risks Relating to PRC Toll Road Sector".

Critical Accounting Policies

The discussion and analysis of the Group's financial condition and results of operations are based on its audited combined financial statements prepared in accordance with IFRS. The Group's reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the Group's combined financial statements. The management bases its assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not apparent from other sources. The management evaluates its estimates on an on-going basis. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the Group's combined financial information. The Group's significant accounting policies are set forth in detail in Note 2 to the financial information in the Accountants' Report in Appendix I. The management believes the following critical accounting policies, among others, involve the most significant judgements and estimates used in the preparation of the Group's combined financial information.

Accounting for Interests in Jointly Controlled Entities

A jointly controlled entity is a joint venture in which the Group, together with other venturers, undertakes an economic activity which is subject to joint control and in which none of the venturers has unilateral control over the economic activity. All major business and policy decisions are made with mutual consent. The Group accounts for its interests in the jointly controlled entities using proportionate

consolidation in accordance with IFRS. Accordingly, the Group includes its share of the jointly controlled entities' income and expenses, assets and liabilities, and cash flows in the relevant components of its combined financial statements on a line-by-line basis. Balances and transactions between the Group and its jointly controlled entities are eliminated to the extent of the Group's attributable share of the corresponding balances and transactions accounted for by the jointly controlled entities. The remaining portion of the balances and transactions, accounted for by the Group but not eliminated on proportionate consolidation, will be reflected appropriately in the combined financial statements. To the extent that the cost of investment of the Group in the jointly controlled entities exceeds the Group's attributable share of the value of the identifiable assets and liabilities, it is carried as additional investment cost in jointly controlled entities.

Impairment

The carrying value of the Group's assets, including property and equipment as well as additional investment cost in jointly controlled entities, are reviewed at each balance sheet date to determine whether there is any indication that those assets have suffered an impairment loss. The Group considers both the external and internal factors which may affect the business, technological or legal environment in which the Group and its jointly controlled entities operate and the economic performance of assets. Any events and changes in circumstances that indicate the recorded carrying amounts may not be recoverable signal impairment of such assets. If, in the judgement of the Directors, any such indication exists, the recoverable amounts of the assets are estimated and the impairment losses, which represent the difference between the carrying amounts of the assets and their recoverable amounts, are recognised as an expense immediately.

The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the assets are discounted to their present value, which requires significant judgment in terms of projection of cash flows for future periods, the assumption on the pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset. Where an impairment loss is subsequently reversed, the carrying amount of the asset is increased to the revised estimate of its recoverable amount not to exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately. For the accounting periods presented in the Accountants' Report in Appendix I, no impairment losses were recognised or reversed in the Group's combined income statement.

Depreciation of Toll Roads

The book value of the expressways of the Group's jointly controlled entities is depreciated based on the ratio of their actual traffic volume compared to the total expected traffic volume of the toll-expressways over the remaining operating period of the respective jointly controlled entities. The management of the Group reviews the expected traffic volume of the toll roads at each balance sheet date in order to determine the amount of depreciation expense to be recognised throughout the remaining operating period. The accounting policy of the Group for depreciation of toll roads is by reference to traffic projection reports prepared by independent traffic consultants which will be conducted on a regular basis going forward. Traffic volume is affected by availability, quality, proximity and toll rate differentials of alternative roads, as well as connection with other feeder roads and overall economic growth of the relevant regions. Any material deviation in the above factors from the management's or the independent traffic consultants' assumptions could affect the depreciation. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Amortisation of additional investment cost in jointly controlled entities

The Group has incurred additional development expenditure for the construction and development of the toll-expressways operated by the jointly controlled entities which were not accounted for by those entities. On proportionate consolidation, a portion of such costs, calculated based on the Group's interest in the relevant jointly controlled entities, is included in costs of toll-expressways. The remainder of such costs are carried as additional investment cost in jointly controlled entities and are amortised on the same basis as that adopted by the relevant jointly controlled entities in depreciating their toll-expressways.

Deferred Taxation

The Group recognises deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Group's jointly controlled entities have been granted exemptions and reductions for income tax in respect of certain years starting from the first taxable profit making year. The first taxable profit making year is determined after deducting available tax losses brought forward. Pursuant to the income tax law of the PRC, tax losses can be carried forward to offset future taxable profit over five years. Deferred tax provisions in respect of the temporary difference between the depreciation allowance for tax computation and the depreciation charge for financial accounting are calculated at the tax rates that are expected to be applied to the period when the liability is settled. Deferred tax assets in respect of the available tax losses are recognised to the extent that it is probable that future taxable profits will be available against which deductible temporary differences can be utilised. The Group reviews the profit forecast of the jointly controlled entities at each balance sheet date in order to assess the expected timing of crystallization or realisation of the existing temporary differences. Any significant change between the actual performance of the operation and the previous forecast will cause changes in the tax status of the jointly controlled entities which in turn will affect the computation of deferred taxation.

Results of Operations for the Years Ended 30 June, 2000, 2001, 2002 and the Ten Months Ended 30 April, 2002 and 2003

Ten Months Ended 30 April, 2003 Compared to Ten Months Ended 30 April, 2002[1]

Toll receipts increased by HK$95.5 million, or 12.5% from HK$765.7 million in the ten months ended 30 April, 2002 to HK$861.2 million in the ten months ended 30 April, 2003 mainly as a result of increased traffic flow on the Group's expressways. Increase in the toll receipts of the GS Superhighway JV contributed HK$82.6 million or 86.5% and increase in the toll receipts of the Ring Road JV contributed HK$12.9 million or 13.5% to the overall increase. Other operating income decreased by 57.7% from HK$126.4 million in the ten months ended 30 April, 2002 to HK$53.5 million in the ten months ended 30 April, 2003. A large percentage of the Group's other operating income in the ten months ended 30 April, 2002 was derived from interest income from the Group's loans to the GS Superhighway JV and returns on registered capital of the GS Superhighway JV. Interest income from shareholder loans to the GS Superhighway JV decreased significantly in the corresponding period in 2003 because the shareholder loan was fully repaid. Overall revenue increased 2.5% from HK$892.0 million to HK$914.7 million.

Operating expenses excluding depreciation and amortisation increased by 21.0% from HK$106.5 million in the ten months ended 30 April, 2002 to HK$128.9 million for the corresponding period in 2003 primarily due to an increase in ticket printing charges and repair and maintenance expenses mainly as a result of increased traffic flow on the Group's expressways. Depreciation and amortisation of

Note:

(1) Combined financial information based on unaudited management accounts of the Group for the ten months ended 30 April, 2002 is presented for comparison purpose only.

additional investment cost in the ten months ended 30 April, 2003 increased by 17.9% from HK$134.1 million to HK$158.1 million due to higher actual traffic volume on the Group's expressways and the revision of the traffic flow projection of the Group's expressways over the remaining joint venture period. General and administrative expenses increased by 23.9% from HK$41.9 million to HK$51.9 million during this period primarily as a result of increased legal and professional fees.

Finance costs in the ten months ended 30 April, 2003 decreased 8.8% from HK$183.9 million to HK$167.7 million due to the reduction of interest rate from refinancing of the shareholder loan to the GS Superhighway JV. The Group's proportionate share of net profit from the JV Enterprises increased by HK$158.4 million, or 46.2% from HK$342.9 million in the ten months ended 30 April, 2002 to HK$501.3 million in the ten months ended 30 April, 2003 due to increase in toll receipts. Increase in the net profits of the GS Superhighway JV and the Ring Road JV contributed HK$139.9 million and HK$18.5 million, respectively. The Group's effective tax rate increased from 3.4% to 3.6% in the ten months ended 30 April, 2003. Income tax expenses increased by 1.9% from HK$16.1 million in the ten months ended 30 April, 2002 to HK$16.4 million in the ten months ended 30 April, 2003. Profit after minority interest decreased 2.3% from HK$444.0 million for the ten months ended 30 April, 2002 to HK$433.7 million for the ten months ended 30 April, 2003. Net profit margin decreased from 58.0% to 50.4% despite the increase in toll receipts in the ten months ended 30 April, 2003 mainly due to the decrease in other operating income and the increase in operating expenses.

Year Ended 30 June, 2002 Compared to Year Ended 30 June, 2001

Toll receipts increased by HK$58.7 million, or 6.8% from HK$859.8 million in fiscal year 2001 to HK$918.5 million in fiscal year 2002 mainly as a result of greater traffic flow on the GS Superhighway. The increase in toll receipts of the GS Superhighway JV contributed HK$57.3 million, or 97.6% and the increase in toll receipts of the Ring Road JV contributed HK$1.4 million or 2.4% to the overall increase. However, other operating income fell, largely due to reduction of interest income following the GS Superhighway JV's full repayment of its shareholder loan from the Group. As a result, overall revenue decreased by 9.6% from HK$1,183.6 million in fiscal year 2001 to HK$1,070.1 million in fiscal year 2002.

In fiscal year 2002, operating expenses excluding depreciation and amortisation decreased slightly by 3.5% from HK$132.4 million in fiscal year 2001 to HK$127.8 million due to a decrease in repair and maintenance cost. Depreciation and amortisation of additional investment cost increased by 35.6% from HK$118.7 million to HK$160.9 million due to higher actual traffic volume on the Group's expressways and the revision of the traffic flow projection of the Group's expressways over the remaining joint venture period. General and administrative expenses increased by 6.1% from HK$47.3 million to HK$50.2 million during the same period due to increased legal and professional fees relating to tax advice on application for exemption from withholding tax on interest paid to the Group and the completion bonus paid to the contractor of the Ring Road JV.

Refinancing of certain of the JV Enterprises' loans resulted in lower interest expenses and finance costs decreased 27.3% from HK$303.6 million to HK$220.6 million. The Group's proportionate share of net profit from the JV Enterprises increased by HK$226.7 million, or 94.3% from HK$240.5 million in fiscal year 2001 to HK$467.2 million in fiscal year 2002 mainly due to an increase in traffic flow on the Group's expressways and the refinancing of GS Superhighway JV's shareholder loan which reduced financing costs. The net profit of the GS Superhighway JV increased by HK$231.2 million while the net profit of the Ring Road JV decreased by HK$4.5 million. The Group's effective tax rate decreased from 4.1% to 3.4% in fiscal year 2002. Income tax expenses decreased by 25.2% from HK$25.8 million to

HK$19.3 million mainly because the Ring Road JV incurred greater tax losses. Overall profit after taxation decreased by 10.2% from HK$603.1 million to HK$541.5 million. After taking into account minority interest, the Group's profit decreased 11.4% from HK$600.6 million for fiscal year 2001 to HK$532.4 million in fiscal year 2002. Net profit margin decreased from 69.9% to 58.0% in fiscal year 2002 mainly as a result of the decrease in other operating income and the increase in other operating expenses.

Year Ended 30 June, 2001 Compared to Year Ended 30 June, 2000

Toll receipts increased by HK$90.2 million, or 11.7% from HK$769.6 million to HK$859.8 million principally because operation of the entire Guangzhou E-S-W Ring Road commenced in June 2000. The increase in the toll receipts of the GS Superhighway JV contributed HK$67.9 million, or 75.3% and the increase in the toll receipts for the Ring Road JV contributed HK$22.3 million, or 24.7% to the overall increase in fiscal year 2001. Other operating income increased 21.1% from HK$267.4 million in fiscal year 2000 to HK$323.8 million in fiscal year 2001 primarily due to higher interest income from the Group's loans to the GS Superhighway JV. Interest income accrued and compounded during fiscal years 2000 and 2001 on these loans because payment of interest was restricted until the full repayment of the Original Syndicated Facility (see "The Road Projects — The Guangzhou-Shenzhen Superhighway — Financing"), which occurred in fiscal year 2001. Overall revenues increased by 14.1% from HK$1,037.0 million to HK$1,183.6 million.

Operating expenses excluding depreciation and amortisation increased 16.3% from HK$113.8 million to HK$132.4 million primarily due to repairs and maintenance of the roads, increased staff costs and increased ticket printing charges as a result of the increase in traffic flow on the GS Superhighway and the Guangzhou E-S-W Ring Road becoming fully operational. In fiscal year 2001, depreciation and amortisation of additional investment cost rose by approximately 10.9% from HK$107.0 million to HK$118.7 million due to higher actual traffic volume on the Group's expressways and the revision of the traffic flow projection of the Groups expressways over the remaining joint venture period. General and administrative expenses increased by 25.5% from HK$37.7 million to HK$47.3 million mainly due to the payment of management fee to the Group and the GS Superhighway PRC Partner.

Aggregate finance costs for the Group increased 13.4% as significant decrease in financing costs for the GS Superhighway JV was offset by an increase in costs relating to the Ring Road JV's new project finance facilities. The Group's proportionate share of the JV Enterprises' net profit increased by HK$67.0 million, or 38.6% from HK$173.5 million in fiscal year 2000 to HK$240.5 million in fiscal year 2001 principally because of the increase in traffic flow on the GS Superhighway and the Guangzhou E-S-W Ring Road becoming fully operational. Increase in the net profits of the GS Superhighway JV and the Ring Road JV contributed HK$50.0 million and HK$17.0 million, respectively. The Group's effective tax rate decreased from 4.5% in fiscal year 2000 to 4.1% in fiscal year 2001. Income tax expenses increased from HK$24.7 million to HK$25.8 million. Overall profit after taxation increased 15.1% from HK$523.8 million to HK$603.1 million. Profit after minority interest increased by 15.7% from HK$518.9 million in fiscal year 2000 to HK$600.6 million in fiscal year 2001. Net profit margin increased from 67.4% to 69.9% in fiscal year 2001 because increase in toll receipts and other operating income offset higher operating expenses and finance costs.

Liquidity and Capital Resources

The Group and the JV Enterprises finance their working capital requirements primarily through funds generated from operations, shareholder loans and bank financing. The Group had combined cash and cash equivalents of HK$259.2 million, HK$512.7 million and HK$97.8 million as of 30 June, 2000, 2001 and 2002, respectively and HK$180.9 million and HK$291.1 million as of 30 April, 2002 and 2003 respectively. The following is a summary of the Group's combined cash flow data for the periods indicated:

	Year ended 30 June,			Ten months ended 30 April,	
	2000	2001	2002	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000 (unaudited)	HK$'000
Cash inflow/(outflow) from:					
Operating activities	596,938	690,888	707,531	554,806	847,935
Investing activities	(345,539)	1,318,207	3,177,454	3,120,027	431,685
Financing activities	(43,023)	(1,753,724)	(4,304,638)	(4,006,631)	(1,087,541)
Net cash inflow/(outflow) in cash and cash equivalents	208,376	255,371	(419,653)	(331,798)	192,079

Net cash inflow in fiscal year 2000 totaled HK$208.4 million. Net cash inflow from operating activities totaled HK$596.9 million. The Group's portion of purchases of property and equipment of HK$493.8 million and additional shareholder loans to the Ring Road JV of approximately HK$158.6 million reflect construction costs for the Guangzhou E-S-W Ring Road which contributed to net cash outflow of HK$345.5 million from investing activities in fiscal year 2000. Net cash outflow of HK$43.0 million from financing activities was mainly the result of repayment of part of the Original Syndicated Facility on-lent to the GS Superhighway JV.

Net cash inflow increased by HK$47.0 million or 22.6% to HK$255.4 million between fiscal year 2000 and fiscal year 2001. In fiscal year 2001, net cash inflow was mainly affected by the refinancing of the Original Syndicated Facility on-lent to the GS Superhighway JV. The GS Superhighway JV borrowed new bank loans and used the proceeds, together with a portion of its cash generated from operations, to repay the outstanding amount of HK$2,871.6 million of the Original Syndicated Facility. After eliminating a certain portion of the repayments to reflect intercompany transactions, this refinancing increased repayments of loans to jointly controlled entities to HK$1,436.7 million which contributed to net cash inflow HK$1,318.2 million from investing activities. The refinancing also contributed to the net cash outflow of HK$1,753.7 million from financing activities by increasing repayments of bank and other loans to HK$2,998.6 million. This was partially offset by the HK$1,283.2 million in net new bank and other loans (after eliminating a certain portion of the loans to reflect intercompany transactions).

Net cash outflow for fiscal year 2002 totaled HK$419.7 million. Net cash inflow from operating activities totaled HK$707.5 million for the period. Both the GS Superhighway JV and the Ring Road JV refinanced their shareholder loans in fiscal year 2002, significantly affecting cash flow from investing and financing activities. The refinancings resulted in net repayments of loans to jointly controlled entities totaling HK$3,171.3 million (after eliminating a certain portion of the loans to reflect intercompany transactions) and contributed to net cash flow of HK$3,177.5 million from investing activities for the period. Net cash outflow of HK$4,304.6 million from financing activities was principally the result of HK$3,296.7 million in new bank and other loans, HK$1,295.9 million in repayments of bank and other loans and HK$5,868.5 million in repayment of a portion of the intercompany loans borrowed from the Hopewell Group.

In the ten months ended 30 April, 2003 net cash inflow totaled HK$192.1 million. Net cash from operations increased to HK$847.9 million, benefiting from approximately HK$91.6 million in a refund of a tax deposit paid to the PRC tax authorities. The sale of unused land back to the appropriate municipal government for approximately HK$271.0 million and the repayment of the Group's shareholder loans of approximately HK$220.9 million (after eliminating portions to reflect intercompany transactions) contributed to net cash inflow of HK$431.7 million from investing activities. The absence of new loans and continued repayments of outstanding loans led to a net cash outflow of HK$1,087.5 million from financing activities.

Project Investments and Capital Expenditures

The committed project investments and capital expenditures of the Group, and the Group's proportionate share of those of the JV Enterprises, as of 31 May, 2003 are set forth as follows:

- The committed project investment of the Group consisted of RMB294 million already contributed to a subsidiary to fund in full of its portion of the registered capital of Phase 1 West JV upon its establishment.
- The committed project investment and capital expenditure to be borne by Phase 1 West JV upon its establishment consisted of RMB205.6 million relating to construction cost of the Project.
- The committed project investment and capital expenditure of the GS Superhighway JV consisted of RMB58.6 million for maintenance and repavement of the toll expressway and purchase of other equipment.

Although construction on the Phase 1 West Project has begun, the Phase 1 West JV has not been established. All costs incurred relating to the construction of the Project will be recognised by the Phase 1 West JV upon its establishment. The Phase 1 West JV Contract will provide that the Group will commit RMB294 million as part of the registered capital of Phase 1 West JV.

The Company continually monitors and evaluates opportunities to acquire and develop new infrastructure projects. See "Future Plans and Prospects". The capital required for the development of future projects (as well as for additions to its interests in existing Projects) will be met through a combination of cash on hand, project financing and proceeds of the Offering. The Company believes that additional financing options, in the forms of both debt and equity, would be available to it should further needs arise. The choice among these additional financing arrangements would depend on prevailing market conditions and financing costs.

Statement of Indebtedness and Contingent Liabilities

Borrowings

As at the close of business on 31 May, 2003, being the latest practicable date prior to the printing of this prospectus, the Group and the JV Enterprises had outstanding loans in the amounts as set forth below:

- The Group had outstanding (i) secured bank loans of HK$422.0 million; and (ii) unsecured advances from Hopewell Group of HK$5,004.3 million of which HK$4,500.0 million was subsequently capitalised. The remaining balance of such advances and the outstanding secured bank loans will be repaid from the proceeds of the Offering.
- The GS Superhighway JV had outstanding (i) secured bank loans and interest-bearing interest payable in the aggregate of HK$8,189.4 million; (ii) unsecured other loans in the aggregate of HK$191.7 million; and (iii) unsecured advances from joint venture partners other than the Group in the aggregate of HK$15.2 million.

- The Ring Road JV had outstanding (i) secured bank loans of HK$1,395.1 million; and (ii) unsecured advances from joint venture partners other than the Group in the aggregate of HK$1,588.9 million.

Mortgages and charges

The secured bank loans of the Group are secured by the pledge of the Group's investment in the Ring Road JV. The GS Superhighway JV's loans from Bank of China are secured by the operation right, toll collection right, insurance proceeds, all the bank accounts and all the assets of the GS Superhighway JV under the GS Superhighway project. The Ring Road JV's loan facility from China Construction Bank is secured by the toll collection right and contingent insurance proceeds (except the share of Ring Road PRC Partner) under the Guangzhou E-S-W Ring Road project.

Inter-company items

In anticipation of the Offering, an unsecured advance from the Hopewell Group of HK$4,500.0 million was capitalised. As a matter of historic practice, management of the Group's cash surpluses and working capital requirements has given rise to periodic fluctuations in inter-company balances as between the Group and the Hopewell Group. The remaining balance of the unsecured advance from the Hopewell Group (expected to be approximately HK$550 million at the time of completion of the Offering after taking account of the amounts which have been capitalised) will be repaid in full out of the proceeds of the Offering. (See "Use of Proceeds of the Offering"). Additionally, at the same time as the listing of the Company, all guarantees given by Hopewell, or other members of the Hopewell Group, in respect of loans to members of the Group will be released pursuant to arrangements under which the relevant lenders have agreed to the substitution of the Company as guarantor of the relevant obligations.

Disclaimer

Saved as disclosed above and apart from intercompany liabilities, neither the Company nor any of its subsidiaries at the close of business on 31 May, 2003 had any material mortgages, charges, debentures or other loan capital or bank overdraft, loans or similar indebtedness, or any hire purchase commitments, guarantees or any other material contingent liabilities. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief, there has been no material change in the Group's indebtedness and contingent liabilities since 31 May, 2003.

Working Capital

Taking into account the net proceeds of the Offering and available banking facilities, the Company believes that it has sufficient working capital for its present requirements and the expenditures referred to in "Liquidity and Capital Resources — Project Investments and Capital Expenditures" above.

Debt Service

The Group and the JV Enterprises service their debts primarily through cash generated from operations. All currently outstanding loans are scheduled to be fully repaid by 2011. For the years ended 30 June, 2000, 2001 and 2002 and the ten months ended 30 April, 2002 and 2003, 32.8%, 32.6%, 28.2%, 28.2% and 26.7%, respectively, of the Group's combined profits from operations have been applied to meet its financing costs.

Gearing

The Group's gearing ratio as of 30 June, 2000, 2001 and 2002, and 30 April, 2003 was 34.5%, 26.4%, 47.9% and 47.8%, respectively. For these purposes, the gearing ratio represents total debt over total assets; however, amounts advanced by Hopewell Group have been excluded from total debt at each of the relevant balance sheet dates. All outstanding amounts advanced by Hopewell Group as of 30 April, 2003 have subsequently been capitalised or will be repaid upon the completion of the Offering.

The gearing ratio decreased from 34.5% as of 30 June, 2000 to 26.4% as of 30 June, 2001 mainly because amounts on-lent from the Original Syndicated Facility and the amounts outstanding under the Original Syndicated Facility were repaid. The increase to 47.9% as of 30 June, 2002 was principally due to the repayment of HK$5,868.5 million of the advanced amounts from Hopewell Group and the refinancing of shareholder loans by the GS Superhighway JV and the Ring Road JV. The gearing ratio remained relatively stable as of 30 April, 2003.

Contractual Obligations and Commercial Commitments

The following tables summarise contractual obligations and commercial commitments of the Group, and the Group's proportionate share of those of the JV Enterprises, as of 31 May, 2003 and the effect such obligations and commitments are expected to have on the Group's liquidity and cash flows in future periods.

The Group

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 year[1]	1-3 years	4-5 years	Over 5 years
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Long-Term Debt	422,000	120,000	302,000	—	—
Operating Leases	600	554	46	—	—
Total Contractual Cash Obligations	422,600	120,554	302,046	—	—

	Amount of Commitment Expiration Per Period				
Other Commercial Commitments	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	Over 5 years
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Other Commercial Commitments[2]	276,948	276,948	—	—	—
Total Commercial Commitments	276,948	276,948	—	—	—

Notes:

(1) Current portion of long-term debt.

(2) Commercial commitments represent amounts that the Group has already contributed to a subsidiary to fund in full its portion of the registered capital of the Phase 1 West JV upon its establishment.

The JV Enterprises

Contractual Obligations	Payments due by Period				
	Total	Less than 1 year[1]	1-3 years	4-5 years	Over 5 years
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Long-Term Debt	4,818,354	291,822	747,082	1,270,699	2,508,751
Total Contractual Cash Obligations	4,818,354	291,822	747,082	1,270,699	2,508,751

Other Commercial Commitments	Amount of Commitment Expiration Per Period				
	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	Over 5 years
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Other Commercial Commitments[2]	248,858	55,172	193,686	—	—
Total Commercial Commitments	248,858	55,172	193,686	—	—

Notes:

(1) Current portion of long-term debt.

(2) Commercial commitments represent the Group's proportionate share of capital expenditure of the GS Superhighway JV and of the Phase 1 West project.

PRACTICE NOTE 19 OF THE LISTING RULES

The Directors are not aware of any circumstances which would have given rise to a disclosure requirement under Practice Note 19 of the Listing Rules if the Company were required to comply with that Practice Note at the date of this prospectus.

PROFIT ESTIMATE AND FORECAST

Profit estimate for the year ended 30 June, 2003

The Directors estimate that, in the absence of unforeseen circumstances, and on the basis set out in Appendix III, the combined profit after taxation and minority interests but before extraordinary items of the Group for the year ended 30 June, 2003 will not be less than HK$522 million. The Directors are not aware of, nor do they expect, any extraordinary items which have arisen in respect of the year ended 30 June, 2003. On the basis of such profit estimate and a total of 2,160,000,000 Shares in issue prior to the Offering, the estimated earnings per Share for the year ended 30 June, 2003 will be HK$0.242, representing price/earnings multiples of 16.9 times and 19.6 times based on Offer Prices of HK$4.10 and HK$4.75 per Share, respectively.

Profit forecast for the year ending 30 June, 2004

The Directors forecast that, in the absence of unforeseen circumstances, and on the bases and assumptions set out in Appendix III, the combined profit after taxation and minority interests but before extraordinary items of the Group for the year ending 30 June, 2004 will not be less than HK$700 million. The Directors are not aware of, nor do they expect, any extraordinary items which are likely to arise during the year ending 30 June, 2004.

On a fully-diluted basis, and (i) based on a proforma forecast combined profit of HK$702 million, comprising the above forecast combined profit (after taxation and minority interests but before extraordinary items) of HK$700 million adjusted for the interest that would have been earned from the estimated net proceeds of the Offering at a net after-tax interest rate of 1% per annum from 1 July, 2003 until 5 August, 2003 (being the day immediately before the expected date of receipt of the total net proceeds of the Offering) and (ii) assuming that 2,880,000,000 Shares (being the number of Shares expected to be in issue immediately after completion of the Offering, taking no account of any Shares which may be issued upon the exercise of the Over-allotment Option or upon the exercise of the subscription rights attaching to the Warrants or upon the exercise of options which may be granted under the Share Option Scheme or which may be allotted and issued or repurchased by the Company pursuant to the general mandates for the allotment and issue or repurchase of Shares described in the paragraph headed "Written resolutions of the sole Shareholder passed on 16 July, 2003" in Appendix IX) will be in issue throughout the year, the forecast earnings per Share for the year ending 30 June, 2004 will be HK$0.244, representing price/earnings multiples of 16.8 times and 19.5 times based on Offer Prices of HK$4.10 and HK$4.75 per Share, respectively.

On the basis of the above profit forecast and based on the weighted average number of 2,809,180,328 Shares expected to be in issue during the year ending 30 June, 2004, the forecast earnings per Share on a weighted average basis for the year ending 30 June, 2004 will be HK$0.249, representing price/earnings multiples of 16.5 times and 19.1 times based on Offer Prices of HK$4.10 and HK$4.75 per Share, respectively. This weighted average number of Shares is based on the assumption that a total of 2,160,000,000 Shares will have been in issue from 1 July, 2003 until 5 August, 2003, and that a total of 2,880,000,000 Shares (being the same total number of Shares expected to be in issue from 6 August, 2003) will be in issue throughout the remainder of the financial year.

The texts of the letters from the auditors and reporting accountants, Deloitte Touche Tohmatsu, and from Citigroup, in respect of the profit estimate and forecast are set out in Appendix III.

DIVIDEND POLICY

Dividends may be paid only out of distributable profits and reserves of the Company in accordance with Cayman Islands laws generally and the Articles of Association of the Company. Further details are set out in the section headed "Dividends and other methods of distributions" in Appendix VIII.

The declaration of dividends is subject to the discretion of the board of Directors and any final dividend for a financial year is subject to shareholders' approval. The payment and the amount of any dividends will depend upon the Group's results of operations, cash flows, financial condition, the payment by subsidiaries of cash dividends to the Company, future prospects and other factors which the Directors may consider relevant. In addition, as the Company's controlling shareholder (as defined in the Listing Rules), Hopewell will be able to influence the Company's dividend policy. Dividends will be declared in Hong Kong dollars.

In the absence of unforeseen circumstances, the board of Directors intends to recommend and pay total dividends in respect of the year ending 30 June, 2004 of not less than HK$0.225 per Share. If for any reason the total dividends for the year ending 30 June, 2004 are lower than HK$0.225 per Share, the Company will issue an announcement stating the reasons for the difference.

DISTRIBUTABLE RESERVES

As at 30 April, 2003, the Company had not commenced business and, hence, at that time there were no reserves available for distribution to its shareholders.

ADJUSTED NET TANGIBLE ASSETS

The following statement of adjusted net tangible assets of the Group is based on the audited combined net assets of the Group as at 30 April, 2003, as shown in the Accountants' Report set out in Appendix I, adjusted as described below:

	Based on an Offer Price of HK$4.10 per Share	Based on an Offer Price of HK$4.75 per Share
	HK$'000	HK$'000
Audited combined net assets of the Group as at 30 April, 2003	1,246,912	1,246,912
Additional investment cost in jointly controlled entities(1)	(1,907,910)	(1,907,910)
Amounts due to the Hopewell Group capitalized pursuant to the Reorganisation	4,500,000	4,500,000
Unaudited combined net profit after taxation and minority interests of the Group for the month of May 2003 based on the Group's management accounts	42,826	42,826
Estimated net proceeds from the Offering(2)	2,787,000	3,255,000
Adjusted net tangible assets(4)	6,668,828	7,136,828
Adjusted net tangible asset value per Share(3)(4)	HK$2.32	HK$2.48

Notes:

(1) The additional investment cost in jointly controlled entities represents the excess of the cost of investment of the Group in jointly controlled entities over the Group's proportionate interest in the amounts of the identifiable assets and liabilities of the jointly controlled entities less accumulated amortisation, which is intangible in nature. Accordingly, such amount has been excluded in the calculation of the adjusted net tangible asset value of the Group.

(2) The estimated net proceeds from the Offering take no account of any Shares which may fall to be issued upon the exercise of the Over-allotment Option or on exercise of the subscription rights attaching to the Warrants or which may be otherwise issued or repurchased by the Company.

(3) The adjusted net tangible asset value per Share is based on 2,880,000,000 Shares expected to be in issue immediately following the Offering but taking no account of any Shares which may fall to be issued upon exercise of the Over-allotment Option or on exercise of the subscription rights attaching to the Warrants or which may be otherwise issued or repurchased by the Company.

(4) The surplus on revaluation of the Group's interests in jointly controlled entities and the toll road project under development, being the excess of their fair market value over their carrying book value, has not been accounted for in arriving at the adjusted net tangible assets shown above. Please refer to the Business Valuation Report prepared by FPD, an independent business valuer, as set out in Appendix V for details of the valuation and the assumptions adopted. Had the surplus on revaluation been accounted for, the adjusted net asset value of the Group would have been HK$16,442,045,000 based on an Offer Price of HK$4.10 per Share and HK$16,910,045,000 based on an Offer Price of HK$4.75 per Share, representing HK$5.71 and HK$5.87 per Share respectively, calculated based on 2,880,000,000 Shares expected to be in issue immediately following the Offering.

(5) In arriving at the adjusted net asset value of the Group, the fair market value of the toll road projects denominated in Renminbi has been converted (for information only) into Hong Kong dollars using an exchange rate of HK$1.00 : RMB1.06. Such conversion should not be construed as a representation that amounts in Renminbi were or may have been converted into Hong Kong dollars using such exchanges rate or any other exchange rate.

NO MATERIAL ADVERSE CHANGE

The Directors confirm that there has not been any material adverse change in the financial or trading position of the Group since 30 April, 2003 (being the end of the periods covered by the Accountants' Report in Appendix I).

OVERVIEW

The Directors consider that the Company is well positioned to benefit from continued economic growth in the PRC in general, and within Guangdong Province and the PRD in particular. In addition to general economic factors, the Company's prospects depend on a combination of factors relevant to its existing Projects and its potential for participating in future projects.

PROSPECTS IN GUANGDONG AND THE PRD

In the shorter term, the Company expects to see continuing growth in traffic demand within Guangdong Province and the PRD driven by continuing economic growth in the PRC in general, and in Guangdong Province and the PRD in particular, and by associated growth in vehicle ownership and usage. Based on this expectation, the Company believes that traffic flow for the Group's existing Projects will show continuing growth.

While the Group's Projects are strategically important in their own right, the Company believes that the full potential of its various Projects will be further realised as the highway network in Guangdong Province and the PRD continues to develop further.

In view of the PRC Government's increased focus on the national highway network, the Company anticipates that the highway network within the PRD is set to become an integral component of a larger system by which locations within the PRD and Guangdong will be connected with leading cities across the PRC.

PROSPECTS FOR THE THREE EXISTING PROJECTS

The GS Superhighway

The GS Superhighway is a strategically important route. As the first and currently the only expressway directly connecting Guangzhou with Shenzhen and Hong Kong, the long-term significance of the expressway has been enhanced by the urban and industrial corridor which has developed along the route.

Guangzhou continues to expand, as do the towns, cities and industrial centres along the route of the GS Superhighway. For example, as Dongguan has expanded, its road network has also been developed and expanded significantly to provide enhanced connectivity with the GS Superhighway, thereby establishing the conditions for increased usage of the expressway.

The route is also well positioned to benefit from significantly improved convenience and efficiency of border crossing since the Huanggang border crossing with Hong Kong was opened on a 24 hour basis from 27 January, 2003.

The Guangzhou E-S-W Ring Road

Guangzhou is continuing to expand and develop as the commercial centre of Guangdong Province. As Guangzhou continues to expand and develop, there is an increasing need for routes to accommodate traffic away from the congested city centre and to support the city's outward expansion. This has led to changes in Guangzhou's traffic policy imposing access restrictions to central Guangzhou city.

Since implementation of these changes in December 2001 and May 2002, the Guangzhou E-S-W Ring Road has seen significant growth in traffic volumes. In light of the experience with other major cities, the Directors anticipate that the Guangzhou Ring Road, of which the Guangzhou E-S-W Ring Road is an integral part, will be an increasingly important component of the traffic system serving the greater Guangzhou metropolitan area.

Specifically, the Company believes the Guangzhou E-S-W Ring Road is well placed to benefit from increased traffic flow from the opening of major new connecting roads which are planned to be opened in 2004 and 2005 (see "The Road Projects — The Guangzhou East-South-West Ring Road — Destinations and Major Connections").

Phase 1 West

The completion of Phase 1 of the Western Delta Route will fulfil the strategic need for a high speed link between Guangzhou city and Shunde. It is expected to reduce the journey time between the two cities to approximately 10 to 15 minutes compared with around 40 minutes on existing local roads. The Company expects there to be an immediate and increasing demand for a high speed route between these major centres.

POTENTIAL FURTHER PROJECTS

The Directors believe that the Group's track record in successfully completing PRC toll-expressway projects, and the connections and reputation established by Hopewell and HHI and their directors and executives within the PRC, will continue to lead to opportunities to participate in further projects. However, the Company will only pursue opportunities which are consistent with its overall business strategies, and which the Company believes will generate a satisfactory return on investment.

In accordance with this strategy, the Company will be actively pursuing the following projects:

The Guangdong-HK-Macau Bridge-Tunnel Project

HHI has devoted significant efforts to promoting this project and will actively continue to pursue it. If the project proceeds, the Company believes it would be well positioned to participate subject to satisfactory investment considerations.

The Company believes that the development of a bridge-tunnel connecting Zhuhai in Guangdong and Macau with Hong Kong will be strategic to the further economic development of the PRD, Hong Kong and Macau.

In addition to being a logical and significant step in furthering the development of the PRD, Macau and Hong Kong as an integrated economic zone, the Company believes that this project would open up and accelerate the economic development of the western PRD resulting in the enhancement of the overall competitiveness of the PRD as a world-wide manufacturing base, providing new dynamism to the economy of Hong Kong as well as further developing Hong Kong, Macau, Zhuhai and Shenzhen into an integrated tourist zone.

In the Policy Agenda of the Second Term Government of the HKSAR published on 8 January, 2003, and in the Hong Kong Chief Executive's address to the Hong Kong Legislative Council delivered on the same date, it was stated that such a bridge link is being pursued as a priority project subject to the results of an ongoing PRC governmental feasibility study. (See "Industry and Regulatory Overview — Current Industry Situation and Trends — Land Link Between Zhuhai in Guangdong, Hong Kong and Macau").

Phases 2 and 3 of the Western Delta Route

The Group, through HHI West Co, retains the concession rights for Phases 2 and 3 of the Western Delta Route. Although no firm plans have yet been formulated for development of Phases 2 or 3, the development of these further Phases is being actively pursued by the Group. This may be implemented by way of a joint venture with a suitable PRC partner.

Phases 2 and 3 of the Western Delta Route are envisaged to comprise approximately 43 km of expressway running from the southern end of Phase 1 West in Shunde through to Zhongshan. At Zhongshan, the route would connect with (i) National Highway 105, which runs through to Zhuhai in the south, and (ii) the Jiangzhong Expressway (planned to be completed in 2004) which will link Jiangmen in the west and the Guangzhu East Line in the east. On completion of all three Phases of the Western Delta Route, it would create an arterial expressway system directly linking Guangzhou, Nanhai, Shunde and Zhongshan. (See "The Road Projects — Phase 1 West — Phases 2 and 3 of the Western Delta Route").


New Guangzhou International Airport
Guangzhou
Foshan
Guangzhou
Guangzhou E-S-W Ring Road
Guanghui Expressway
Huizhou
Dongguan
Huidong
Gaoming
Panyu
Phase 1 West
Phases 2 & 3 Western Delta Route
Shunde
Heshan
Jiangmen
Huiyang
Shenzhen
Shenzhen S.E.Z.
Xinhui
Jiangmen
Jiangzhong Expressway
Zhongshan
Zhongshan
Zhuhai
Zhuhai S.E.Z.
Macau S.A.R.
Macau Airport
Zhuhai Airport
Hong Kong International Airport
Kwai Chung Container Terminal
Guangdong-HK-Macau Bridge-Tunnel (Proposed)
National Highway 107
Legend:
HHI's Expressway (In operation)
HHI's Expressway (Under construction)
Phases 2 & 3 Western Delta Route being pursued by HHI
Guangdong-HK-Macau Bridge-Tunnel proposed by HHI
Other expressways (In operation)
Other expressways (Under construction)
Main roads / Class I highways (In operation)
Main roads / Class I highways (Under construction)
Municipality
Population (mn)
2001 GDP (RMB bn) (US$bn)
2001 Industrial output (RMB bn) (US$bn)
PRD Main Highways Map

	Length	2003 (up to June)	
		Daily Traffic	Daily Toll (RMB'000)
GS Superhighway	122.8km	162,998	5,931
Guangzhou E-S-W Ring Road	38.0km	38,796	592
Phase 1 West	14.7km	Under Construction	Under Construction

The net proceeds of the Offering (after deduction of underwriting fees and estimated expenses payable by the Company in relation to the Offering, assuming the Over-allotment Option is not exercised and assuming an Offer Price of HK$4.425 per Share, being the midpoint of the estimated Offer Price range of HK$4.10 to HK$4.75 per Share) are estimated to be approximately HK$3,021 million (and HK$3,499 million, if the Over-allotment Option is exercised in full).

The Company currently intends to use the net proceeds from the Offering as follows:

- approximately HK$1,800 to 2,200 million of the net proceeds (exclusive of any proceeds from the Over-allotment Option) are expected to be used towards investments in new toll roads, bridges and related infrastructure projects which the Company intends to pursue;
- approximately HK$550 million of the net proceeds (exclusive of any proceeds from the Over-allotment Option) are to be used for repayment of shareholder's loans advanced by the Hopewell Group for Guangzhou E-S-W Ring Road Project;
- approximately HK$372 million of the net proceeds (exclusive of any proceeds from the Over-allotment Option) are to be used for repayment of the outstanding bank loan from Bank of China (Hong Kong) Limited; and
- the balance (inclusive of any proceeds from the Over-allotment Option) is expected to be used for future corporate and general working capital purposes of the Group.

To the extent that the proceeds of the Offering are not immediately used for the purposes described above, they will be placed on deposit with banks or other financial institution or held as other treasury instruments.

UNDERWRITERS

Public Offer Underwriters

Citigroup Global Markets Asia Limited
BOCI Asia Limited
BNP Paribas Peregrine Capital Limited
Daiwa Securities SMBC Hong Kong Limited
J.P. Morgan Securities (Asia Pacific) Limited
Morgan Stanley Dean Witter Asia Limited
CLSA Limited
ING Bank N.V.
UOB Asia (Hong Kong) Limited
ICEA Capital Limited
Kim Eng Securities (Hong Kong) Ltd
South China Securities Limited
Sun Hung Kai International Limited
VC CEF Capital Limited

International Underwriters

Citigroup Global Markets Limited
BOCI Asia Limited
BNP Paribas Peregrine Capital Limited
Daiwa Securities SMBC Hong Kong Limited
J.P. Morgan Securities Ltd.
Morgan Stanley & Co. International Limited
CLSA Limited
ING Bank N.V.
UOB Asia (Hong Kong) Limited

UNDERWRITING ARRANGEMENTS AND EXPENSES

Underwriting Agreements

The Public Offer is fully underwritten by the Public Offer Underwriters and the International Offer is expected to be fully underwritten by the International Underwriters, in each case on a several basis. The Public Offer Underwriting Agreement was entered into on 25 July, 2003 and, subject to an agreement being reached on the Offer Price between the Company and Citigroup (on behalf of the Underwriters), the International Underwriting Agreement is expected to be entered into on or around 31 July, 2003. The Public Offer Underwriting Agreement is conditional upon (among other things) the International Underwriting Agreement being entered into and having become effective, and the respective Underwriting Agreements are expected to be inter-conditional. (See "Structure of the Offering — Conditions of the Public Offer").

Grounds for termination

Citigroup (on behalf of itself and the Public Offer Underwriters) may in its absolute determination terminate the Public Offer Underwriting Agreement with immediate effect upon giving notice to the Company at any time at or prior to 6:00 a.m. on the Listing Date if:

(a) any material breach of any of the Warranties (as defined in the Public Offer Underwriting Agreement) has come to the knowledge of any of the Public Offer Underwriters, or there has been a material breach by the Company or Hopewell of any other provision of the Public Offer Underwriting Agreement or any other of the documents relating to the Offering as specified in the Public Offer Underwriting Agreement to which it is, or is to be, party; or

(b) any matter has arisen or has been discovered which would, had it arisen immediately before the date of this prospectus, not having been disclosed in this prospectus and not having been disclosed to or known to Citigroup, constitute a material omission therefrom; or

(c) any statement contained in this prospectus has become or been discovered to be untrue, incorrect or misleading in any material respect; or

(d) there shall have occurred any event, act or omission which gives rise or is reasonably likely to give rise to any material liability of the Company or Hopewell pursuant to the indemnities given by them in the Public Offer Underwriting Agreement; or

(e) there shall have been any material adverse change in the business or the financial or trading position or results of operations of the Group and the JV Enterprises taken as a whole; or

(f) there shall have occurred, happened or come into effect:

(i) any event or series of events, matters or circumstances concerning or relating to, or any change in, local, national or financial, political, economic, military, industrial, fiscal, regulatory or stock market conditions or sentiments in Hong Kong, the United States, the PRC, Japan or England (collectively, the "Relevant Jurisdictions"); or

(ii) any new law or regulation or change in existing laws or regulations, or any change in the interpretation or application thereof by any court or other competent authority, in the Relevant Jurisdictions; or

(iii) any event or series of events of force majeure in or affecting any of the Relevant Jurisdictions including, without limiting the generality thereof, any act of God, war, riot, public disorder, civil commotion, economic sanctions, fire, flood, explosion, epidemic, terrorism, strike or lock-out; or

(iv) any event or series of events, matters or circumstances concerning or relating to, or any change in the conditions of, the Hong Kong or the US equity securities or other financial markets; or

(v) any outbreak or escalation of hostilities in or affecting any of the Relevant Jurisdictions, the declaration by any of the Relevant Jurisdictions of a national emergency or war, or other calamity or crisis in or affecting any of the Relevant Jurisdictions; or

(vi) the imposition or declaration of (A) any suspension or limitation on trading in shares or securities generally on the Stock Exchange, the New York Stock Exchange or the London Stock Exchange or (B) any moratorium on banking activities or foreign exchange trading or securities settlement or clearing services in or affecting any of the Relevant Jurisdictions; or

(vii) a change in taxation or exchange control (or the implementation of any exchange control) in any Relevant Jurisdiction or affecting an investment in the Shares;

which in the sole opinion of Citigroup:

(A) is or will be, or is likely to be, materially adverse to the business or financial condition or prospects of the Group and the JV Enterprises taken as a whole; or

(B) makes it inadvisable or impracticable to proceed with the Public Offer and/or the International Offer.

Undertakings

The Company has undertaken to Citigroup and the Underwriters that, except:

(a) pursuant to the Offering (including the Over-allotment Option); or

(b) pursuant to the Share Option Scheme; or

(c) pursuant to the exercise of the subscription rights attaching to the Warrants; or

(d) with the prior written consent of Citigroup (on behalf of itself and the Underwriters),

neither the Company nor any of its subsidiaries shall, during a period of six months from the Listing Date, allot, issue, offer, sell, contract to sell, hedge, grant any option or right to subscribe or purchase, agree to allot or issue or otherwise dispose of any Shares or any securities exchangeable or convertible into Shares or which carry rights to subscribe or purchase Shares or deposit Shares with a depositary in connection with the issue of depositary receipts or (i) enter into any swap or other transaction that transfers, in whole or in part, any of the economic consequence of ownership of any Shares or (ii) offer to or agree to do any of the foregoing or announce any intention to do any of the foregoing.

Hopewell has undertaken to Citigroup and the Underwriters and the Company that:

(a) within the period of six months from the Listing Date (the "First Six-month Period"), without the prior written consent of Citigroup (on behalf of itself and the Underwriters), it shall not (and shall procure that its subsidiaries shall not) dispose of:

(i) any Shares or any direct or indirect interest therein (including, without limitation, any option, mortgage, pledge, charge or other security interest) or any securities convertible into, exercisable or exchangeable for any of the foregoing or enter into any swap or other arrangement that transfers, in whole or in part, any part of the economic consequence of ownership of any Shares; or

(ii) any direct or indirect interests in any company or entity holding any Shares (other than companies or entities holding solely Shares acquired following the commencement of dealings in the Shares on the Stock Exchange ("Dealings Commencement")),

or offer or agree to do any of the foregoing or announce any intention to do so; and

(b) in the event of such a disposal of any Shares or any interest therein within the period of six months following the expiry of the First Six-month Period, it shall not cease to be a controlling shareholder of the Company within the meaning of the Listing Rules and all reasonable steps will be taken to ensure that such a disposal will not create a disorderly or false market.

These undertakings given by Hopewell do not apply to or restrict any disposal of Shares (i) pursuant to the possible stock lending arrangements referred to below under "Structure of the Offering — Over-allotment Option and Stabilization — Stabilizing Action" or (ii) to any wholly-owned subsidiary of Hopewell if and provided that such disposal is in compliance with any and all applicable provisions of the Listing Rules (including if waived by the Stock Exchange) or (iii) in which Hopewell or its subsidiaries may become interested in compliance with any and all applicable provisions of the Listing Rules following Dealings Commencement or (iv) subject to the prior approval of the Stock Exchange having been obtained, pursuant to the BOC Option.

Hopewell has separately undertaken to Citigroup, the Underwriters and the Company to comply with its obligations under Rule 10.07 of the Listing Rules with respect to the disposal of any Shares of the Company in respect of which it is (directly or indirectly), or is shown in this prospectus to be, the beneficial owner (in either case, immediately following the Offering and unless waived by the Stock Exchange), and to procure that its subsidiaries comply with such obligations.

Citigroup may agree to amend or waive or grant consents in respect of any such undertakings given to Citigroup and the Underwriters by the Company or Hopewell on such terms as Citigroup (on behalf of itself and the Underwriters) sees fit.

The Company has undertaken to the Stock Exchange that:

(a) in the First Six-month Period, it shall not allot or issue or agree to allot or issue any Shares or other securities (including warrants or other convertible securities) or grant or agree to grant options or rights over any Shares or other securities or enter into swap or other arrangements that transfer, in whole or in part, any part, of the economic consequence of ownership of any Shares or offer or agree to do any of the foregoing or announce any intention to do so, without the prior consent of the Stock Exchange and unless in compliance with the requirements of the Listing Rules; and

(b) in the period of six months commencing from the expiry of the First Six-month Period ("the "Second Six-month Period"), it shall not allot or issue or agree to allot or issue any Shares or other securities (including warrants or other convertible securities) or grant or agree to grant options or rights over any Shares or other securities or enter into swap or other arrangements that transfer, in whole or in part, any part of the economic consequence of ownership of any Shares or offer or agree to do any of the foregoing or announce any intention to do so, if such action would result in Hopewell ceasing to be its controlling shareholder,

except that the above undertaking shall not be applicable in the case (i) where the Company is required to allot Shares pursuant to the Offering, the Over-allotment Option or upon the exercise of options which may be granted under the Share Option Scheme or the subscription rights attaching to the Warrants or (ii) of any capitalisation issue or any consolidation or sub-division of Shares.

Hopewell has undertaken to the Stock Exchange that, except pursuant to the possible stock lending arrangements referred to below under "Structure of the Offering — Over-allotment Option and Stabilization — Stabilizing Action":

(a) in the First Six-month Period, it shall not, and shall procure its subsidiaries not to, dispose of any Shares in respect of which it or its subsidiary (as the case may be) is shown by this prospectus to be the beneficial owner; and

(b) in the Second Six-month Period, it shall not, and shall procure its subsidiaries not to, dispose of any Shares if, immediately following such disposal, it or its subsidiary (as the case may be) would cease to be a controlling shareholder of the Company.

In addition, Hopewell has also undertaken to the Stock Exchange and to the Company that it will inform the Company if either it or any of its subsidiaries (i) pledges or charges any securities of the Company beneficially owned by it (together with the number of any securities so pledged or charged) and (ii) receives any indications, either verbal or written, that any of the pledged or charged securities of the Company will be disposed of pursuant to such pledging or charging arrangements during the 12 month period commencing on the Listing Date. The Company will then immediately inform the Stock Exchange of such matters and also disclose such matters by way of a press notice which is published in the newspapers as soon as possible.

Commission and expenses

The Underwriters' fees and commissions, together with the listing fees, SFC transaction levy and investor compensation levy and Stock Exchange trading fee, legal and other professional fees, printing and other expenses relating to the Offering, which are estimated to amount to approximately HK$165 million in aggregate, will be payable by the Company.

Underwriters' interest in the Company

Save for its obligations under the relevant Underwriting Agreement(s), none of the Underwriters has any shareholding interest in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

THE OFFERING

The Offering comprises the Public Offer and the International Offer. A total of 720,000,000 Shares will initially be made available under the Offering of which 648,000,000 Shares will be available to investors in the International Offer and the remaining 72,000,000 Shares will initially be offered to the public under the Public Offer (subject, in each case, to reallocation on the basis described below under "The Public Offer").

Investors may apply for Shares under the Public Offer or indicate an interest for Shares under the International Offer, but may not do both. Investors may only receive Shares under either the International Offer or the Public Offer, but not under both. The Public Offer is open to members of the public in Hong Kong as well as to institutional and professional investors. The International Offer will involve the selective marketing of Offer Shares to institutional and professional investors and other investors anticipated to have a sizeable demand for such Offer Shares, as well as a public offer without listing in Japan. Professional investors generally include brokers, dealers, companies (including fund managers) whose ordinary business involves dealing in shares and other securities, and corporate entities which regularly invest in shares and other securities.

As part of the International Offer process, prospective professional, institutional and other investors will be required to specify the number of Offer Shares they would be prepared to acquire under the International Offer either at different prices or at a particular price. This process, known as "book-building", is expected to continue up to, and to cease on or before, the Price Determination Date.

Allocation of the Offer Shares pursuant to the International Offer will be determined by Citigroup and will be based on a number of factors including the level and timing of demand, total size of the relevant investor's invested assets or equity assets in the relevant sector and whether or not it is expected that the relevant investor is likely to buy further, and/or hold or sell, its Offer Shares after the listing of the Shares on the Stock Exchange. Such allocation is intended to result in a distribution of the International Offer Shares on a basis which would lead to the establishment of a solid shareholder base to the benefit of the Company and its shareholders as a whole.

Allocation of Offer Shares to applicants under the Public Offer will be based solely on the level of valid applications received under the Public Offer. The basis of allocation may vary, depending on the number of Public Offer Shares validly applied for, but, subject to that, will be made strictly on a pro-rata basis, although the allocation of Public Offer Shares could, where appropriate, consist of balloting, which would mean that some applicants may receive a higher allocation than others who have applied for the same number of Public Offer Shares, and those applicants who are not successful in the ballot may not receive any Public Offer Shares.

The 720,000,000 Offer Shares initially being offered in the Offering will represent 25% of the Company's enlarged Share capital immediately after completion of the Offering, without taking into account the exercise of the Over-allotment Option or the exercise of any subscription rights attaching to the Warrants. If the Over-allotment Option is exercised in full, the Offer Shares will represent approximately 27.7% of the enlarged Share capital of the Company immediately after completion of the Offering and the exercise of the Over-allotment Option, without taking into account the exercise of any subscription rights attaching to the Warrants. If the Over-allotment Option and the subscription rights attaching to the maximum number of approximately 87,533,990 Warrants are all exercised in full, the Offer Shares and the Shares issued pursuant to the exercise of the Warrants would represent approximately 29.8% of the enlarged issued share capital of the Company immediately after completion of the Offering.

OFFER PRICE UNDER THE PUBLIC OFFER

The Offer Price for the purposes of the Public Offer is expected to be fixed by agreement between Citigroup, on behalf of the Underwriters, and the Company following completion of the bookbuilding process for the International Offer and after assessment of the level of market demand for the Offering.

Price Payable on Application

The Offer Price will not be more than HK$4.75 and is expected to be not less than HK$4.10. Applicants under the Public Offer should pay, on application, the maximum price of HK$4.75 per Public Offer Share plus 1% brokerage, 0.005% Stock Exchange trading fee, 0.005% SFC transaction levy and 0.002% investor compensation levy amounting to a total of HK$2,399.04 per board lot of 500 Offer Shares.

If the Offer Price, as finally determined in the manner described below, is lower than the maximum price, appropriate refund payments (including the brokerage, the Stock Exchange trading fee, SFC transaction levy and investor compensation levy attributable to the surplus application monies) will be made to applicants, without interest. Further details are set out in the section headed "How to apply for Public Offer Shares".

Determining the Offer Price

The Offer Price is expected to be fixed by agreement between Citigroup, on behalf of the Underwriters, and the Company on the Price Determination Date, when market demand for the Offer Shares will be determined. The Price Determination Date is expected to be on or around 31 July, 2003 and, in any event, no later than 3 August, 2003.

The Offer Price will not be more than HK$4.75 per Offer Share and is expected to be not less than HK$4.10 per Offer Share. The Offer Price will fall within the Offer Price range as stated in this prospectus unless otherwise announced, as further explained below, not later than the morning of the last day for lodging applications under the Public Offer. Citigroup, on behalf of the Underwriters, may, where considered appropriate, based on the level of interest expressed by prospective professional, institutional and other investors during a book-building process, and with the consent of the Company, reduce the indicative Offer Price range below that stated in this prospectus at any time prior to the morning of the last day for lodging applications under the Public Offer. In such a case, the Company will, as soon as practicable following the decision to make such reduction, and in any event not later than the morning of the day which is the last day for lodging applications under the Public Offer, cause there to be published in the South China Morning Post, the Hong Kong Economic Journal and the Hong Kong Economic Times notices of the reduction in the indicative Offer Price range. Upon issue of such a notice, the revised Offer Price range will be final and conclusive and the Offer Price, if agreed upon with the Company, will be fixed within such revised Offer Price range. Such notice will also include confirmation or revision, as appropriate, of the working capital statement, the offer statistics as currently set out in the section headed "Summary", and any other financial information which may change as a result of such reduction. **If applications for Public Offer Shares have been submitted prior to the day which is the last day for lodging applications under the Public Offer, then even if the Offer Price range is so reduced such applications cannot be subsequently withdrawn.** In the absence of any notice being published in the South China Morning Post, the Hong Kong Economic Journal and the Hong Kong Economic Times of a reduction in the indicative Offer Price range stated in this prospectus on or before the morning of the last day for lodging applications under the Public Offer, the Offer Price, if agreed upon with the Company, will under no circumstances be set outside the Offer Price range as stated in this prospectus.

If Citigroup (on behalf of the Underwriters) and the Company are unable to reach agreement on the Offer Price, the Offering will not become unconditional and will lapse.

An announcement of the Offer Price, together with the level of interest in the International Offer and the results of application and basis of allotment of the Public Offer Shares, is expected to be published on 5 August, 2003.

CONDITIONS OF THE PUBLIC OFFER

All acceptances of applications for the Offer Shares in the Public Offer are conditional upon:

(a) **Listing**

the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the Shares in issue and the Shares to be issued as mentioned herein (including any additional Shares which may be issued pursuant to the exercise of the Over-allotment Option or upon exercise of options granted under the Share Option Scheme), and the Warrants and any Shares which fall to be issued upon the exercise of the subscription rights attaching to the Warrants;

(b) **Pricing**

the Offer Price having been duly determined, and the International Underwriting Agreement having been duly entered into, on or about the Price Determination Date; and

(c) **Underwriting Agreements Unconditional**

the obligations of the Underwriters under the Underwriting Agreements becoming and remaining unconditional (including, if relevant, as a result of the waiver of any condition(s) by Citigroup for and on behalf of the Underwriters) and neither Underwriting Agreement being terminated in accordance with its terms or otherwise,

in each case on or before the dates and times specified in the Underwriting Agreements (unless and to the extent such conditions are validly waived on or before such dates and times) and in any event not later than the date which is 30 days after the date of this prospectus.

The consummation of each of the International Offer and the Public Offer is conditional upon, among other things, the other becoming unconditional and not having been terminated in accordance with its respective terms.

If the above conditions are not fulfilled or waived prior to the times and dates specified, the Offering will lapse and the Stock Exchange will be notified immediately. Notice of the lapse of the Offering will be caused to be published by the Company in the South China Morning Post, the Hong Kong Economic Journal and the Hong Kong Economic Times on the day next following such lapse.

In the above situation, all application monies will be returned to the applicants, without interest and on the terms set out under "How to apply for Public Offer Shares". In the meantime, all application monies will be held in a separate bank account or separate bank accounts with the receiving banker or other bank(s) licensed under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong).

Share certificates for the Offer Shares and Warrant certificates for the Warrants are expected to be issued by 5 August, 2003 but will only become valid documents of title at 6:00 a.m. on 6 August, 2003, provided that (i) the Offering has become unconditional in all respects and (ii) the right of termination as described in the section headed "Underwriting — Underwriting Arrangements and Expenses" has not been exercised.

THE PUBLIC OFFER

The Public Offer is a fully underwritten public offer (subject to agreement as to pricing and satisfaction or waiver of the other conditions described above under "Conditions of the Public Offer") for the subscription in Hong Kong of, initially, 72,000,000 Offer Shares at the Offer Price (representing approximately 10% of the total number of Offer Shares initially available under the Offering). Subject to any reallocation of Offer Shares between the International Offer and the Public Offer, the Public Offer Shares will represent approximately 2.5% of the Company's enlarged issued Share capital immediately after completion of the Offering assuming that the Over-allotment Option is not exercised (and before taking account of any further Shares which may be issued on exercise of the subscription rights attaching to the Warrants).

The total number of Offer Shares available under the Public Offer is to be divided equally into two pools for allocation purposes: pool A and pool B. The Offer Shares in pool A will be allocated on an equitable basis to applicants who have applied for Offer Shares with an aggregate subscription price of HK$5 million (excluding the brokerage, the Stock Exchange trading fee, the SFC transaction levy and investor compensation levy payable) or less. The Offer Shares in pool B will be allocated on an equitable basis to applicants who have applied for Offer Shares with an aggregate subscription price of more than HK$5 million (excluding the brokerage, the Stock Exchange trading fee, the SFC transaction levy and investor compensation levy payable) and up to the value of pool B. Investors should be aware that applications in pool A and applications in pool B may receive different allocation ratios. If the Offer Shares in one (but not both) of the pools are undersubscribed, the surplus Offer Shares will be transferred to the other pool to satisfy demand in that pool and be allocated accordingly. For the purpose of this paragraph only, the "subscription price" for the Offer Shares means the price payable on application therefor (without regard to the Offer Price as finally determined). Applicants can only receive an allocation of the Offer Shares from either pool A or pool B but not from both pools. Multiple or suspected multiple applications and any application for more than 50% of the 72,000,000 Offer Shares initially included in the Public Offer (that is, 36,000,000 Offer Shares) will be rejected. Each applicant under the Public Offer will also be required to give an undertaking and confirmation in the Application Form submitted by him or her that he or she and any person(s) for whose benefit he or she is making the application have not indicated an interest for or taken up and will not indicate an interest for or take up any Offer Shares under the International Offer, and such applicant's application will be rejected if the said undertaking and/or confirmation is breached and/or untrue (as the case may be).

The allocation of the Offer Shares between the Public Offer and the International Offer is subject to adjustment. If the number of Offer Shares validly applied for under the Public Offer represents 10 times or more but less than 15 times the number of Offer Shares initially available for subscription under the Public Offer, then International Offer Shares will be reallocated to the Public Offer from the International Offer, so that the total number of Offer Shares available under the Public Offer will be 144,000,000 Offer Shares, representing 20% of the Offer Shares initially available under the Offering. If the number of Offer Shares validly applied for under the Public Offer represents 15 times or more but less than 50 times the number of Offer Shares initially available for subscription under the Public Offer, then International Offer Shares will be reallocated to the Public Offer from the International Offer, so that the total number of Offer Shares available under the Public Offer will be 216,000,000 Offer Shares, representing 30% of the Offer Shares initially available under the Offering. If the number of Offer Shares validly applied for under the Public Offer represents 50 times or more but less than 100 times the number of Offer Shares initially available for subscription under the Public Offer, then the number of International Offer Shares to be reallocated to the Public Offer from the International Offer will be increased so that the total number of Offer Shares available under the Public Offer will be 288,000,000 Offer Shares, representing 40% of the Offer Shares initially available under the Offering. If the number of Offer Shares validly applied for under the Public Offer represents 100 times or more the number of

Offer Shares initially available for subscription under the Public Offer, then the number of International Offer Shares to be reallocated to the Public Offer from the International Offer will be increased so that the total number of Offer Shares available under the Public Offer will be 360,000,000 Offer Shares, representing 50% of the Offer Shares initially available under the Offering.

The Company will reject multiple applications within pool A or pool B, and between the two pools. The Company, the Directors and the Public Offer Underwriters will take reasonable steps to identify and reject applications under the Public Offer from investors who have received Shares in the International Offer, and to identify and reject indications of interest in the International Offer from investors who have received Shares in the Public Offer.

In addition, if the Public Offer is not fully subscribed, Citigroup will have the discretion to reallocate to the International Offer all or any unsubscribed Public Offer Shares in such numbers as it may deem appropriate.

References in this prospectus to applications, Application Forms, application or subscription monies or the procedure for application relate solely to the Public Offer.

THE INTERNATIONAL OFFER

A total of 648,000,000 Offer Shares will initially be offered to investors under the International Offer, representing 90% of the Offer Shares available under the Offering and 22.50% of the Company's enlarged issued Share capital immediately after completion of the Offering, in each case assuming the Over-allotment Option is not exercised (and before taking account of any further Shares which may be issued on exercise of subscription rights attaching to the Warrants). Pursuant to the International Offer, the International Offer Shares will be offered and conditionally placed on behalf of the Company by the International Underwriters or through selling agents appointed by them. International Offer Shares will be offered to and placed with certain professional and institutional investors and other investors anticipated to have a sizeable demand for the International Offer Shares in Hong Kong, Europe and other jurisdictions outside the United States (other than the PRC) in offshore transactions in reliance on Regulation S, and in the United States with QIBs in reliance on Rule 144A. In Japan, the International Offer will include a public offer without listing. The International Offer is conditional on (among other things) the Public Offer becoming unconditional.

WARRANTS TO BE DISTRIBUTED TO SHAREHOLDERS OF HOPEWELL BY WAY OF ASSURED ENTITLEMENT RIGHTS

In order to permit holders of Hopewell Shares to participate directly in the benefit which may accrue from holding interests in the Company's equity share capital (and in recognition of the assured entitlements to which shareholders of Hong Kong listed companies are entitled under the Listing Rules in connection with "spin-off" listings), Qualifying Hopewell Shareholders will receive Warrants, free of consideration, by way of special interim distribution by Hopewell. Qualifying Hopewell Shareholders will receive Warrants in the ratio of 1 Warrant for every whole multiple of 10 Hopewell Shares respectively held by them on the Record Date. No fractional entitlements will be issued.

Satisfaction of the Assured Entitlement Rights would result in the creation and issue of up to approximately 87,533,990 Warrants, and the Shares which would fall to be issued on full exercise of the subscription rights attaching to all such Warrants would represent approximately 3.0% of the enlarged issued share capital of the Company (before taking account of the Over-allotment Option, and ignoring any further Shares issued pursuant to the Share Option Scheme or otherwise before the Warrants are exercised in full).

The Shares that may be issued on exercise of the subscription rights attaching to the Warrants may not represent Shares in multiple of a full board lot of 500 Shares, and dealings in odd lot Shares may be at below their prevailing market price. The Warrants and the underlying Shares have not been and will not be registered under the U.S. Securities Act of 1933 or under the securities laws of any state of the United States, and may not be exercised, offered or sold except pursuant to an exemption from, or in a transaction not subject to the registration requirements of, the U.S. Securities Act and applicable state securities laws. Accordingly, the Warrants are being offered and delivered only outside the United States and in accordance with Regulation S. Upon the exercise of the Warrants, the Shares are transferable pursuant to offers and sales that occur outside the United States in accordance with Regulation S or pursuant to one or more other exemptions for offers and sales of securities not involving a public offering under the U.S. Securities Act.

Each Qualifying Hopewell Shareholder who receives Warrants will be deemed to have represented and agreed as follows (terms used herein that are defined in Regulation S are used herein as defined therein):

(1) the Warrants and the underlying Shares have not been and will not be registered under the U.S. Securities Act or with any security regulatory authority of the United States or any other jurisdiction (other than Hong Kong) and are subject to significant restrictions on transfer;

(2) such Qualifying Hopewell Shareholder and the person, if any, for whose account it has received the Warrants, is a person other than a U.S. person (as such term is defined under Regulation S) and has received such Warrants outside the United States in an offshore transaction meeting the requirements of Regulation S;

(3) the Warrants may not be re-offered, sold, pledged or otherwise transferred at any time, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. persons (as such terms is defined under Regulation S). Consequently, any offer, sale, resale, trade or delivery made of the Warrants, directly or indirectly, within the United States or to, or for the account or benefit of, a U.S. person will not be recognised; and

(4) the Shares issued upon the exercise of the Warrants may not be offered, sold, pledged or otherwise transferred except (a) outside the United States to persons other than U.S. persons in offshore transactions in reliance on Regulations S; (b) within the United States, pursuant to an exemption provided by Rule 144A under the U.S. Securities Act; or (c) after the expiration of 40 days from the date of issuance of the Warrants within the United States pursuant to one or more exemptions for offers and sales of securities not involving a public offering under the U.S. Securities Act and any applicable state securities laws of the United States.

In connection with the exercise of the Warrants, such holder must complete and sign a subscription form which shall include (a) a certification by such holder that the owner and the beneficial owner of each Warrant being exercised is not a U.S. person (as such term is defined under Regulation S) and is located outside the United States and (b) an authorisation for the production of such certification in any applicable administrative or legal proceeding.

Certificates for Warrants issued by way of Assured Entitlement Rights are expected to be despatched to Qualifying Hopewell Shareholders on 5 August, 2003 to their addresses as appear on the register of members of Hopewell on the Record Date but will only become valid documents of title at 6:00 a.m. on 6 August, 2003, provided that (i) the Offering has become unconditional in all respects and (ii) the right of termination as described in the section headed "Underwriting — Underwriting Arrangements and Expenses" has not been exercised. The principal terms of the Warrants and the procedure for exercising the subscription rights are summarised in Appendix VII.

OVER-ALLOTMENT OPTION AND STABILIZATION

The Over-allotment Option

In connection with the Offering, the Company intends to grant to Citigroup on behalf of the International Underwriters the Over-allotment Option which will be exercisable by Citigroup on behalf of the International Underwriters at any time from the date of the International Underwriting Agreement up to the date which is the 30th day after the latest date for lodging applications under the Public Offer. Pursuant to the Over-allotment Option, the Company may be required to issue and allot at the Offer Price up to an aggregate of 108,000,000 additional Shares, representing 15% of the total number of Shares initially available under the Offering, in connection with over-allocations in the International Offer, if any, and other stabilizing action in respect of the Shares. If the Over-allotment Option is exercised in full, the additional Offer Shares will represent approximately 3.6% of the Company's enlarged issued share capital following the completion of the Offering and the exercise of the Over-allotment Option (without taking into account any further Shares that may be issued pursuant to the exercise of the subscription rights attaching to the Warrants, pursuant to the Share Option Scheme or otherwise). In the event that the Over-allotment Option is exercised, a press announcement will be made.

Stabilizing Action

In connection with the Offering, Citigroup, on behalf of the International Underwriters, or any person acting for it, may over-allot or effect transactions with a view to supporting the market price of the Shares at a level higher than that which might otherwise prevail for a limited period after the Listing Date. Such transactions, if commenced, may be discontinued at any time. Citigroup has been or will be appointed as stabilizing manager for the purposes of the Offering in accordance the Securities and Futures (Price Stabilizing) Rules made under the SFO and, should stabilizing transactions be effected in connection with the Offering, this will be at the absolute discretion of Citigroup.

Following any over-allotment of Shares in connection with the Offering, Citigroup or any person acting for it may cover such over-allotment by (among other methods) making purchases in the secondary market, exercising the Over-allotment Option in full or in part, or by any combination of purchases and exercise of the Over-allotment Option. Any such purchases will be made in compliance with all applicable laws and regulatory requirements including the Securities and Futures (Price Stabilizing) Rules made under the SFO. The number of Shares which can be over-allotted will not exceed the number of Shares which may be issued upon exercise of the Over-allotment Option, being 108,000,000 Shares representing 15% of the Shares initially available under the Offering.

In order to facilitate the settlement of over-allotments in connection with the Offering, Citigroup (or its affiliate(s)) may choose to borrow Shares from shareholders of the Company under stock borrowing arrangements, or acquire Shares from other sources, including pending exercise of the Over-allotment Option. Such stock borrowing arrangements may include arrangements agreed in principle between Citigroup and Anber Investments Limited, a wholly-owned subsidiary of Hopewell. For the purposes of these stock borrowing arrangements, a waiver has been granted by the Stock Exchange to Hopewell and Anber Investments Limited from strict compliance with Rule 10.07(1) of the Listing Rules which otherwise restricts the disposal of shares by controlling shareholders following a new listing. The waiver is granted subject to the conditions that:

(a) the maximum number of Shares to be borrowed from Anber will be limited to the maximum number of Shares which may be sold upon exercise of the Over-allotment Option;

(b) any Shares which may be made available to Citigroup (or its affiliate) pursuant to the stock borrowing arrangements will be made available on terms that the same number of Shares must be returned to Anber or its nominees (as the case may be) no later than three business days following the earlier of (i) the last date for exercising the Over-allotment Option, or (ii) the date on which the Over-allotment Option is exercised in full; and

(c) Anber will not receive any payment or benefit in respect of such stock borrowing arrangement and the stock borrowing arrangement entered into will be conducted in accordance with all applicable laws and regulatory requirements.

The possible stabilizing action which may be taken by Citigroup in connection with the Offering may involve (among other things) (i) over-allotment of Shares, (ii) purchases of Shares, (iii) establishing, hedging and liquidating positions in Shares, (iv) exercising the Over-allotment Option in whole or in part and/or (v) offering or attempting to do any of the foregoing.

Specifically, prospective applicants for and investors in Offer Shares should note that:

- Citigroup may, in connection with the stabilizing action, maintain a long position in the Shares;
- There is no certainty regarding the extent to which and the time period for which Citigroup will maintain such a position;
- Liquidation of any such long position by Citigroup may have an adverse impact on the market price of the Shares;
- No stabilizing action can be taken to support the price of the Shares for longer than the stabilizing period which will begin on the Listing Date following announcement of the Offer Price, and is expected to expire on 30th August, 2003, being the 30th day after the date expected to be the latest date for lodging applications under the Public Offer. After this date, when no further action may be taken to support the price of the Shares, demand for the Shares, and therefore the price of the Shares, could fall;
- The price of any security (including the Shares) cannot be assured to stay at or above its offer price by the taking of any stabilizing action; and
- Stabilizing bids may be made or transactions effected in the course of the stabilizing action at any price at or below the Offer Price, which means that stabilizing bids may be made or transactions effected at a price below the price paid by applicants for, or investors in, the Shares.

I. HOW TO APPLY FOR PUBLIC OFFER SHARES

You may apply for Public Offer Shares by using one of the following methods:

- Using a **WHITE** or **YELLOW** application form; or
- electronically instructing HKSCC via CCASS to cause HKSCC Nominees to apply for Public Offer Shares on your behalf.

1. Which application method to use

(a) ***WHITE application forms***

Use a **WHITE** application form if you want the Public Offer Shares issued in your own name.

(b) ***YELLOW application forms***

Use a **YELLOW** application form if you want the Public Offer Shares issued in the name of HKSCC Nominees and deposited directly into CCASS for credit to your CCASS investor participant stock account or your designated CCASS Participant's stock account.

(c) ***Instruct HKSCC via CCASS electronically to make an application on your behalf***

Instead of using a **YELLOW** application form, you may **electronically** instruct HKSCC via CCASS to cause HKSCC Nominees to apply for Public Offer Shares on your behalf. Any Public Offer Shares allocated to you will be registered in the name of HKSCC Nominees and deposited directly into CCASS for credit to your CCASS Investor Participant stock account or your designated CCASS Participant's stock account.

Note: The Public Offer Shares are not available to the directors or chief executive of the Company or any of its subsidiaries or existing beneficial owners of Shares, or associates of any of them (as the term "associates" is defined in the Listing Rules).

2. Where to collect the WHITE and YELLOW application forms

You can collect a **WHITE** application form and a prospectus from:

Citigroup Global Markets Asia Limited
20th Floor, Three Exchange Square
8 Connaught Place
Central
Hong Kong

or

BOCI Asia Limited
35th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong

or

BNP Paribas Peregrine Capital Limited
36th Floor, Asia Pacific Finance Tower
3 Garden Road
Central
Hong Kong

Daiwa Securities SMBC Hong Kong Limited
Level 26, One Pacific Place
88 Queensway
Hong Kong

or

J.P. Morgan Securities (Asia Pacific) Limited
25th Floor, Chater House
8 Connaught Road
Central
Hong Kong

Morgan Stanley Dean Witter Asia Limited
30th Floor, Three Exchange Square
Central
Hong Kong

or

CLSA Limited
18th Floor, One Pacific Place
88 Queensway
Hong Kong

ING Bank N.V.
39th Floor, One International Finance Centre
1 Harbour View Street
Central
Hong Kong

or

UOB Asia (Hong Kong) Limited
Suite 601, 6th Floor, Aon China Building
29 Queen's Road Central
Hong Kong

ICEA Capital Limited
42nd Floor
Jardine House
1 Connaught Place
Central
Hong Kong

or

Kim Eng Securities (Hong Kong) Ltd
Room 1901, Bank of America Tower
12 Harcourt Road
Central
Hong Kong

South China Securities Limited
28th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong

or

Sun Hung Kai International Limited
Level 12, One Pacific Place
88 Queensway
Hong Kong

VC CEF Capital Limited
38th Floor, The Centrium
60 Wyndham Street
Central
Hong Kong

or any of the following branches of Bank of China (Hong Kong) Limited:

Hong Kong Island	**Bank of China Tower Branch**	3/F, 1 Garden Road, Central
	Central District (Wing On House) Branch	71 Des Voeux Road Central
	Wan Chai Branch	395 Hennessy Road, Wan Chai
	North Point Branch	G/F., Roca Centre, 464 King's Road, North Point
	Taikoo Shing Branch	Shop G1012, Yiu Sing Mansion, Taikoo Shing
Kowloon	**Mong Kok (President Commercial Centre) Branch**	608 Nathan Road, Mong Kok
	Tsim Sha Tsui (Houston Centre) Branch	G/F., Houston Centre, 63 Mody Road, Tsim Sha Tsui
	Festival Walk Branch	Unit LG149, Festival Walk, Kowloon Tong
	Whampoa Garden Branch	Shop G8B, Site 1, Whampoa Garden, Hung Hom
	Kowloon Plaza Branch	Unit 1, Kowloon Plaza, 485 Castle Peak Road
	Hoi Yuen Road Branch	55 Hoi Yuen Road, Kwun Tong
New Territories	**Castle Peak Road (Tsuen Wan) Branch**	167 Castle Peak Road, Tsuen Wan
	Lucky Plaza Branch	G/F., Lucky Plaza, Wang Pok Street, Shatin
	East Point City Branch	Shop 187A, East Point City, Tseung Kwan O
	Ma On Shan Centre Branch	Shop A2, G/F Ma On Shan Centre, Sai Sha Road, Ma On Shan
	Castle Peak Road (Yuen Long) Branch	162 Castle Peak Road, Yuen Long

or any the following branches of The Bank of East Asia, Limited:

Hong Kong Island	**Kennedy Town Centre Branch**	Shop D, G/F, Kennedy Town Centre, 23 Belcher's Street
	Main Branch	10 Des Voeux Road Central
	Wanchai Branch	314-324 Hennessy Road
Kowloon	**Kwun Tong Branch**	7 Hong Ning Road
	Ma Tau Wei Road Branch	23-27 Ma Tau Wei Road
	Mongkok North Branch	G/F, Foon Shing Building, 732 Nathan Road, Mongkok
	Tsim Sha Tsui Branch	Shop A and B, Milton Mansion, No. 96 Nathan Road
New Territories	**Ha Kwai Chung Branch**	202 Hing Fong Road
	Tai Po Plaza Branch	Units 49-52, Level 1, Tai Po Plaza
	Tuen Mun Branch	Shop No. G16, G/F, Eldo Court Shopping Centre

You can collect a **YELLOW** application form and a prospectus from:

(1) the Depository Counter of HKSCC at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong; or

(2) the Customer Service Centre of HKSCC at Upper Ground Floor, V-Heun Building, 128-140 Queen's Road Central, Hong Kong; or

(3) your broker may have the application forms available.

3. How to complete the WHITE and YELLOW application forms

(a) There are detailed instructions on each application form. You should read these instructions carefully. If you do not follow the instructions your application may be rejected and returned by ordinary post together with the accompanying cheque(s) or banker's cashier order(s) to you (or the first-named applicant in case of joint applicant(s)) at your own risk at the address stated in the application form.

(b) If your application is made through a duly authorised attorney, Citigroup, in consultation with the Company as agent of the Company may accept your application at its discretion, and subject to any conditions they think fit, including evidence of the authority of your attorney. Citigroup in its capacity as agent for the Company has full discretion to reject or accept any application, in full or in part, without assigning any reason.

(c) In order for the **YELLOW** application forms to be valid:

(i) If the application is made through a designated CCASS Participant (other than a CCASS Investor Participant):

- the designated CCASS Participant or its authorised signatories must sign in the appropriate box; and
- the designated CCASS Participant must endorse the form with its company chop (bearing its company name) and insert its participant I.D. in the appropriate box.

(ii) If the application is made by an individual CCASS Investor Participant:

- the application form must contain the CCASS Investor Participant's full name and Hong Kong identity card number; and
- the CCASS Investor Participant must insert his participant I.D. and sign in the appropriate box in the application form.

(iii) If the application is made by a joint individual CCASS Investor Participant:

- the application form must contain all joint CCASS Investor Participants' names and the Hong Kong identity card numbers of all joint CCASS Investor Participants; and
- the participant I.D. must be inserted and the authorised signatory(ies) of the CCASS Investor Participant's stock account must sign in the appropriate box in the application form.

(iv) If the application is made by a corporate CCASS Investor Participant:

- the application form must contain the CCASS Investor Participant's company name and the Hong Kong business registration number; and
- the participant I.D. and company chop (bearing its company name) endorsed by its authorised signatories must be inserted in the appropriate box in the application form.

(v) Signature(s), number of signatories and form of chop, where appropriate in each **YELLOW** application form, should match with the records kept by HKSCC. Incorrect or incomplete details of the CCASS Participant or the omission or inadequacy of authorised signatory(ies) (if applicable), CCASS Participant I.D. or other similar matters may render the application invalid.

(vi) Nominees who wish to submit separate applications in their names on behalf of different beneficial owners are requested to designate on each application form in the box marked "For nominees" account numbers or other identification codes for each beneficial owner or, in the case of joint beneficial owners, for each such beneficial owner.

4. How to apply by giving electronic instructions to HKSCC via CCASS

(a) ***General***

CCASS Participants may give electronic application instructions to HKSCC to apply for Public Offer Shares and to arrange payment of the money due on application and payment of refunds. This will be in accordance with their participant agreements with HKSCC and the General Rules of CCASS and the CCASS Operational Procedures.

If you are a **CCASS Investor Participant**, you may give electronic application instructions through the CCASS Phone System by calling 2979 7888 or the CCASS Internet System at *https://ip.ccass.com* (using the procedures contained in "An Operating Guide for Investor Participants" in effect from time to time). HKSCC can also input electronic application instructions for you if you come to:

Customer Service Centre of HKSCC
at Upper Ground Floor, V-Heun Building
128-140 Queen's Road Central
Hong Kong

and complete an input request form.

Prospectuses are available for collection from the above address.

If you are **not a CCASS Investor Participant**, you may instruct your broker or custodian who is a CCASS Broker Participant or a CCASS Custodian Participant to give electronic application instructions via CCASS terminals to apply for Public Offer Shares on your behalf.

You are deemed to have authorised HKSCC and/or HKSCC Nominees to transfer the details of your application whether submitted by you or through your broker or custodian to the Company and its registrars.

(b) ***Effect of bad weather on the last subscription date***

The latest time for inputting your electronic application instructions is **12:00 noon** on **Thursday, 31 July, 2003, the last subscription date**. If a tropical cyclone warning signal number 8 or above, or a "black" rainstorm warning is in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon on the last subscription date, the last subscription date will be postponed to the next business day which does not have either of those warnings in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon.

(c) ***Minimum subscription amount and permitted multiples***

You may give electronic application instructions in respect of a minimum of 500 Public Offer Shares. Such instructions in respect of more than 500 Public Offer Shares must be in one of the multiples set out in the table on the application forms.

(d) *Multiple applications*

If you are suspected of having made multiple applications or if more than one application is made for your benefit, the number of Public Offer Shares applied for by HKSCC Nominees will be automatically reduced by the number of Public Offer Shares in respect of which you have given such instructions and/or in respect of which such instructions have been given for your benefit. Any electronic instructions to make an application for Public Offer Shares given by you or for your benefit to HKSCC shall be deemed to be an actual application. Please refer to the sub-section headed "How many applications you may make" below in this section for further details.

(e) *Allocation of Public Offer Shares*

For the purpose of allocating Public Offer Shares, HKSCC Nominees shall not be treated as an applicant. Instead, each CCASS Participant who gives electronic application instructions or each person for whose benefit each such instruction is given shall be treated as an applicant.

(f) *Personal data*

The section of the application form headed "Personal Data" applies to any personal data held by the Company and the registrars about you in the same way as it applies to personal data about applicants other than HKSCC Nominees.

(g) *Warning*

The subscription of Public Offer Shares by giving electronic application instructions to HKSCC is only a facility provided to CCASS Participants. Citigroup and the Company take no responsibility for the application and provide no assurance that any CCASS Participant will be allotted any Public Offer Shares.

To ensure that CCASS Investor Participants can give their electronic application instructions to HKSCC through the CCASS Phone System or CCASS Internet System, CCASS Investor Participants are advised not to wait until the last minute to input instructions. In the event that CCASS Investor Participants have problems connecting to the CCASS Phone System or CCASS Internet System to submit electronic application instructions, they should either (i) submit the **WHITE** or **YELLOW** application form; or (ii) go to HKSCC's Customer Service Centre to complete an application instruction input request form before 12:00 noon on Thursday, 31 July, 2003.

5. How many applications you may make

(a) **You may make more than one application for the Public Offer Shares if and only:**

If you are a nominee, you may make an application as a nominee by: (i) giving electronic application instructions to HKSCC via CCASS (if you are a CCASS Participant); or (ii) using a **WHITE** or **YELLOW** application form, and lodge more than one application in your own name on behalf of different beneficial owners. In the box on the application form marked "For nominees", you must include:

- an account number; or
- some other identification code

for each beneficial owner. If you do not include this information, the application will be treated as being for your own benefit.

Otherwise, multiple applications are not allowed.

(b) Multiple applications or suspected multiple applications will be rejected. Save as referred to above, all of your applications will be rejected as multiple applications if you, or you and joint applicants together:

- make more than one application (whether individually or jointly with others) on a **WHITE** or **YELLOW** application form or by giving **electronic** application instructions to HKSCC via CCASS (if you are a CCASS Investor Participant or applying through a CCASS Broker or Custodian Participant); or
- apply on one **WHITE** or **YELLOW** application form or by giving **electronic** application instructions to HKSCC via CCASS (if you are a CCASS Investor Participant or applying through a CCASS Broker or Custodian Participant) for more than 50% of the total number of the Public Offer Shares initially made available for subscription by the public in Hong Kong; or
- receive any Shares under the International Offer; or
- have indicated any interest for any Shares under the International Offer.

(c) **All** of your applications will also be rejected as multiple applications if more than one application is made for **your benefit** (including the part of the application made by HKSCC Nominees acting on electronic application instructions).

If an application is made by an unlisted company and

- the only business of that company is dealing in securities; and
- you exercise statutory control over that company

then the application will be treated as being for your benefit.

Unlisted company *means a company with no equity securities listed on the Stock Exchange.*

Statutory control *means you:*

- *control the composition of the board of directors of that company; or*
- *control more than half the voting power of that company; or*
- *hold more than half the issued share capital of that company (not counting any part of it which carries no right to participate beyond a specified amount in a distribution of either profits or capital).*

6. When to apply for Public Offer Shares

(a) ***WHITE or YELLOW application forms***

Completed **WHITE** or **YELLOW** application forms, with payment attached, must be lodged by **12:00 noon** on Thursday, 31 July, 2003, or, if the application lists are not open on that day, by the time and date stated in paragraph (d) below.

Your completed application form, with one cheque or one banker's cashier order attached, should be deposited in the special collection boxes provided at any branches of Bank of China (Hong Kong) Limited and The Bank of East Asia, Limited listed above at the following times:

Monday, 28 July, 2003 — 9:00 a.m. to 4:00 p.m.
Tuesday, 29 July, 2003 — 9:00 a.m. to 4:00 p.m.
Wednesday, 30 July, 2003 — 9:00 a.m. to 4:00 p.m.
Thursday, 31 July, 2003 — 9:00 a.m. to 12:00 noon

(b) *Electronic application instructions to HKSCC via CCASS*

CCASS Participants should input electronic application instructions at the following times:

Monday, 28 July, 2003 — 9:00 a.m. to 7:00 p.m.
Tuesday, 29 July, 2003 — 9:00 a.m. to 7:00 p.m.
Wednesday, 30 July, 2003 — 9:00 a.m. to 7:00 p.m.
Thursday, 31 July, 2003 — 9:00 a.m. to 12:00 noon

The latest time for inputting your electronic application instructions via CCASS (if you are a CCASS Participant) is 12:00 noon on Thursday, 31 July, 2003, or if the application lists are not open on that day, by the time and date stated in paragraph (d) below.

(c) *Application lists*

The application lists will be open from 11:45 a.m. to 12:00 noon on Thursday, 31 July, 2003.

The application for the Public Offer Shares will not be processed and no allotment of any such Public Offer Shares will be made until the closing of the application lists. No allocation of any of the Public Offer Shares will be made later than Wednesday, 27 August, 2003.

(d) *Effect of bad weather on the opening of the application lists*

The application lists will not open if there is:

- a tropical cyclone warning signal number 8 or above, or
- a "black" rainstorm warning signal

in force at any time between 9:00 a.m. and 12:00 noon on Thursday, 31 July, 2003. Instead, the application lists will be open between 11:45 a.m. and 12:00 noon on the next business day which does not have either of those warnings in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon.

Business day means a day that is not a Saturday, Sunday or public holiday in Hong Kong.

II. GENERAL

1. How much to pay for the Offer Shares

You must pay the maximum Offer Price of HK$4.75, together with brokerage of 1%, the Stock Exchange trading fee of 0.005%, the SFC transaction levy of 0.005% and an investor compensation levy of 0.002% in full when you apply for the Shares. This means that for a board lot of 500 Shares, you will pay HK$2,399.04. The application forms have tables showing the exact amount payable for multiples of Shares applied for up to 200,000 Shares.

If your application is successful, brokerage is paid to participants of the Stock Exchange, the Stock Exchange trading fee is paid to the Stock Exchange, the SFC transaction levy and investor compensation levy is paid to the SFC.

If the Offer Price as finally determined is less than the maximum Offer Price, appropriate refund payments (including brokerage, the Stock Exchange trading fee, the SFC transaction levy and investor compensation levy attributable to the surplus application monies) will be made to successful applicants without interest.

2. Commencement of dealings in the Shares and the Warrants on the Stock Exchange

Dealings in the Shares and the Warrants on the Stock Exchange are expected to commence on 6 August, 2003. Shares will be traded on the Stock Exchange in board lots of 500 each and the Warrants will be traded in board lots of 500 Warrants each. The stock codes of the Shares and the Warrants, respectively will be 737 and 951.

3. Shares and Warrants will be eligible for admission into CCASS

If the Stock Exchange grants the listing of and permission to deal in the Shares in issue and to be issued and the Warrants to be issued, as mentioned in this prospectus, and the Company complies with the stock admission requirements of HKSCC, the Shares and the Warrants will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the Shares and the Warrants on the Stock Exchange or any other date as determined by HKSCC. Investors should seek the advice of their stockbroker or other professional adviser for details of those settlement arrangements as such arrangements will affect their rights and interests.

Settlement of transactions between participants of the Stock Exchange is required to take place in CCASS on the second business day after any trading day.

All necessary arrangements have been made for the Shares and the Warrants to be admitted into CCASS.

All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

4. Publication of results

For details please refer to the sub-section "Further Terms and Conditions of the Public Offer — Publication of Results".

1. GENERAL

(a) If you apply for the Public Offer Shares in the Public Offer, you will be agreeing with the Company and Citigroup (on behalf of the Public Offer Underwriters) as set out below.

(b) If you electronically instruct HKSCC via CCASS to cause HKSCC Nominees to apply for the Public Offer Shares on your behalf, you will have authorised HKSCC Nominees to apply on the terms and conditions set out below, as supplemented and amended by the terms and conditions applicable to the relevant application method.

(c) In this section, references to "you", "applicants", "joint applicants" and other like references shall, if the context so permits, include references to both nominees and principals on whose behalf HKSCC Nominees are applying for the Public Offer Shares; and references to the making of an application shall, if the context so permits, include references to making applications electronically by giving instructions to HKSCC.

(d) Applicants should read carefully this prospectus, including other terms and conditions of the Public Offer, and the terms and conditions set out in the relevant application form or imposed by HKSCC (as the case may be) prior to making an application.

2. OFFER TO PURCHASE THE PUBLIC OFFER SHARES

(a) You offer to purchase from the Company at the Offer Price the number of the Public Offer Shares indicated in your application form or inputted via CCASS electronically as the case may be (or any smaller number in respect of which your application is accepted) on the terms and conditions set out in this prospectus and the relevant application form.

(b) For applicants using application forms, a refund cheque in respect of the surplus application monies (if any) representing the Public Offer Shares applied for but not allocated to you and representing the difference (if any) between the final Offer Price and the maximum Offer Price (including brokerage, the Stock Exchange trading fee, the SFC transaction levy and investor compensation levy attributable thereto), is expected to be sent to you at your own risk to the address stated on your application form on or before Tuesday, 5 August, 2003.

Details of the procedure for refunds relating to each of the Public Offer methods are contained below in the paragraphs headed "If your application for the Public Offer Shares is successful (in whole or in part)" and "Refund of your money" in this section.

(c) Any application may be rejected in whole or in part.

(d) Applicants under the Public Offer should note that in no circumstances (save for those provided under section 40 of the Companies Ordinance (as applied by section 342E of the Companies Ordinance)) can applications be withdrawn once submitted. For the avoidance of doubt, the Company and all other parties involved in the preparation of this prospectus acknowledge that each CCASS Participant who gives, or causes to give, electronic application instructions to HKSCC via CCASS is a person who may be entitled to compensation under section 40 of the Companies Ordinance (as applied by section 342E of the Companies Ordinance).

3. ACCEPTANCE OF YOUR OFFER

(a) The Public Offer Shares will be allocated after the application lists close. The Company expects to announce the final number of Public Offer Shares, the level of applications under the Public Offer, the basis of allocations of the Public Offer Shares and the Hong Kong identity card/passport/business registration numbers of successful applicants under the Public Offer in South China Morning Post (in English), the Hong Kong Economic Journal (in Chinese) and the Hong Kong Economic Times (in Chinese) on 5 August, 2003.

(b) The Company may accept your offer to purchase (if your application is received, valid, processed and not rejected) by announcing the basis of allocations and/or making available the results of allocations publicly.

(c) If the Company accepts your offer to purchase (in whole or in part), there will be a binding contract under which you will be required to purchase the Public Offer Shares in respect of which your offer has been accepted if the conditions of the Offering are satisfied or the Offering is not otherwise terminated. Further details are contained in the section headed "Structure of the Offering".

(d) You will not be entitled to exercise any remedy of rescission for innocent misrepresentation at any time after acceptance. This does not affect any other right you may have.

4. EFFECT OF MAKING ANY APPLICATION

(a) By making any application, you (and if you are joint applicants, each of you jointly and severally) for yourself or as agent or nominee and on behalf of each person for whom you act as agent or nominee:

- **Instruct** and **authorise** the Company and Citigroup (or their respective agents or nominees) as agents of the Company to execute any transfer forms, contract notes or other documents on your behalf and to do on your behalf all other things necessary to effect registration of any Public Offer Shares allotted to you in your name(s) or HKSCC Nominees, as the case may be, as required by the Articles of Association of the Company and otherwise to give effect to the arrangements described in this prospectus and the relevant application form;
- **undertake** to sign all documents and to do all things necessary to enable you or HKSCC Nominees, as the case may be, to be registered as the holder of the Public Offer Shares allocated to you, and as required by the Articles of Association of the Company;
- **represent, warrant** and **undertake** that you are not within the United States (within the meaning of Regulation S under the US Securities Act);
- **confirm** that you have received a copy of this prospectus and have only relied on the information and representations contained in this prospectus in making your application, and not on any other information or representation concerning the Company and you agree that neither the Company, Citigroup, the Underwriters and other parties involved in the Offering nor any of their respective directors, officers, employees, partners, agents or advisers will have any liability for any such other information or representations;
- **agree** (without prejudice to any other rights which you may have) that once your application has been accepted, you may not rescind it because of an innocent misrepresentation and you may not revoke it other than as provided in this prospectus;
- (if the application is made for your own benefit) **warrant** that the application is the only application which will be made for your benefit on a **WHITE** or **YELLOW** application form or by giving electronic application instructions to HKSCC via CCASS;

- (if the application is made by an agent on your behalf) **warrant** that you have validly and irrevocably conferred on your agent all necessary power and authority to make the application;
- (if you are an agent for another person) **warrant** that the application is the only application which will be made for the benefit of that other person on a **WHITE** or **YELLOW** application form or by giving electronic application instructions to HKSCC via CCASS, and that you are duly authorised to sign the application form or to give electronic application instruction as that other person's agent;
- **undertake** and **confirm** that you (if the application is made for your benefit) or the person(s) for whose benefit you have made the application have not applied for or taken up or indicated an interest in or received or been placed or allocated (including conditionally and/or provisionally) and will not apply for or take up or indicate any interest in any of the International Offer Shares in the International Offer, nor otherwise participated in the International Offer;
- **warrant** the truth and accuracy of the information contained in your application;
- **agree** to disclose to the Company, Citigroup, the Underwriters and their respective agents any information about you which they require or the person(s) for whose benefit you have made the application;
- **agree** that your application, any acceptance of it and the resulting contract will be governed by and construed in accordance with the laws of Hong Kong;
- **undertake** and **agree** to accept the Public Offer Shares applied for, or any lesser number allocated to you under the application;
- **authorise** the Company to place your name(s) or HKSCC Nominees, as the case may be, on the register of members of the Company as the holder(s) of any Public Offer Shares allocated to you, and the Company and/or its agents to send any share certificate(s) (where applicable) and/or any refund cheque (where applicable) to you or (in case of joint applicants) the first-named applicant in the application form by ordinary post at your own risk to the address stated on your application form (except that if you have applied for 1,000,000 Public Offer Shares or more and have indicated in your application form that you will collect your share certificates and refund cheques (if any) in person, you can collect your share certificate(s) and/or refund cheque (where applicable) in person between 9:00 am and 1:00 pm on Tuesday, 5 August, 2003 from Computershare Hong Kong Investor Services Limited);
- **understand** that these declarations and representations will be relied upon by the Company and Citigroup in deciding whether or not to allocate any Public Offer Shares in response to your application;
- if the laws of any place outside Hong Kong are applicable to your application, you **agree** and **warrant** that you have complied with all such laws and none of the Company, Citigroup, the Underwriters and the other parties involved in the Offering nor any of their respective directors, employees, partners, agents, officers or advisers will infringe any laws outside Hong Kong as a result of the acceptance of your offer to purchase, or any actions arising from your rights and obligations under the terms and conditions contained in this prospectus.

(b) If you apply for the Public Offer Shares using a **YELLOW** application form, in addition to the confirmations and agreements referred to in (a) above you (and if you are joint applicants, each of you jointly and severally) are deemed to do the following:

- **agree** that any Public Offer Shares allocated to you shall be registered in the name of HKSCC Nominees and deposited directly into CCASS operated by HKSCC for credit to your CCASS Investor Participant stock account or the stock account of your designated CCASS Participant, in accordance with your election on the application form;
- **agree** that each of HKSCC and HKSCC Nominees reserves the right at its absolute discretion (i) not to accept any or part of the Public Offer Shares allocated to you in the name of HKSCC Nominees or not to accept such Public Offer Shares for deposit into CCASS; (ii) to cause such Public Offer Shares to be withdrawn from CCASS and transferred into your name (or, if you are joint applicants, to the name of the first-named applicant) at your own risk and costs; (iii) to cause such allotted Public Offer Shares to be issued in your name (or, if you are a joint applicant, in the name of the first-named applicant) and in such a case, to post the certificates for such allotted Public Offer Shares at your own risk to the address on the application form by ordinary post or to make available the same for your collection;
- **agree** that each of HKSCC and HKSCC Nominees may adjust the number of Public Offer Shares allocated to you and issued in the name of HKSCC Nominees;
- **agree** that neither HKSCC nor HKSCC Nominees shall have any liability for the information and representations not so contained in this prospectus and the application form;
- **agree** that neither HKSCC nor HKSCC Nominees shall be liable to you in any way.

(c) In addition, by giving electronic application instructions to HKSCC or instructing your broker or custodian who is a CCASS Broker Participant or a CCASS Custodian Participant to give such instructions to HKSCC via CCASS, you (and if you are joint applicants, each of you jointly and severally) are deemed to do the following additional things and neither HKSCC nor HKSCC Nominees will be liable to the Company nor any other person in respect of such things or the breach of the terms and conditions of the **WHITE** application form or this prospectus:

- **instruct** and **authorise** HKSCC to cause HKSCC Nominees (acting as nominee for the CCASS Participants) to apply for the Public Offer Shares on your behalf;
- **instruct** and **authorise** HKSCC to arrange payment of the maximum Offer Price, brokerage, the Stock Exchange trading fee, the SFC transaction levy and investor compensation levy by debiting your designated bank account and, in the case of wholly or partly unsuccessful applications and/or if the final Offer Price is less than the maximum Offer Price of HK$4.75, refund the appropriate portion of the application money by crediting your designated bank account;
- (in addition to the confirmations and agreements set out in paragraph (a) above) **instruct** and **authorise** HKSCC to cause HKSCC Nominees to do on your behalf all the things which it is stated to be done on your behalf in the **WHITE** application form and the following:
  - **agree** that the Public Offer Shares to be allocated shall be registered in the name of HKSCC Nominees and deposited directly into CCASS for credit to your CCASS Investor Participant stock account or the stock account of the CCASS Participant who has inputted electronic application instructions on your behalf;
  - **undertake** and **agree** to accept the Public Offer Shares in respect of which you have given electronic application instructions or any lesser number;

- (if the electronic application instructions are given for your own benefit) **declare** that only one set of electronic application instructions has been given for your benefit;
- (if you are an agent for another person) **declare** that you have given only one set of electronic application instructions for the benefit of that other person, and that you are duly authorised to give those instructions as that other person's agent;
- **understand** that the above declaration will be relied upon by the Company and Citigroup in deciding whether or not to make any allocation of the Public Offer Shares in respect of the electronic application instructions given by you and that you may be prosecuted if you make a false declaration;
- **authorise** the Company to place the name of HKSCC Nominees on the register of members of the Company as the holder of the Public Offer Shares allocated in respect of your electronic application instructions and to send share certificates and/or refund money in accordance with arrangements separately agreed between the Company and HKSCC;
- **confirm** that you have read the terms and conditions and application procedures set out in this prospectus and agree to be bound by them;
- **confirm** that you have only relied on the information and representations in this prospectus in giving your electronic application instructions or instructing your CCASS Broker Participant or CCASS Custodian Participant to give electronic application instructions on your behalf;
- **agree** (without prejudice to any other rights which you may have) that once the application of HKSCC Nominees has been accepted, the application cannot be rescinded for innocent misrepresentation and you may not revoke it other than as provided in this prospectus;
- **agree** to disclose your personal data to Citigroup, the Company, the Underwriters, the share registrars, receiving bankers, agents and advisers and any information about you which they require;
- **agree** that you cannot revoke electronic application instructions before Wednesday, 27 August, 2003, such agreement to take effect as a collateral contract with the Company and to become binding when you give the instructions and such collateral contract to be in consideration of the Company agreeing that it will not offer any Public Offer Shares to any person before Wednesday, 27 August, 2003, except by means of one of the procedures referred to in this prospectus. However, you may revoke the instructions on or before Wednesday, 27 August, 2003 if a person responsible for this prospectus under section 40 of the Companies Ordinance (as applied by section 342E of the Companies Ordinance) gives a public notice under that section which excludes or limits the responsibility of that person for this prospectus;
- **agree** that once the application of HKSCC Nominees is accepted, neither that application nor your electronic application instructions can be revoked and that acceptance of that application will be evidenced by the results of the Public Offer made available by the Company; and
- **agree** to the arrangements, undertakings and warranties specified in the participant agreement between you and HKSCC, read with the General Rules of CCASS and the CCASS Operational Procedures, in respect of the giving of electronic application instructions relating to the Public Offer Shares.

(d) The Company, Citigroup, the Underwriters, other parties involved in the Offering and their respective directors, officers, employees, partners, agents and advisers are entitled to rely on any warranty, representation or declaration made by you in your application.

(e) All the warranties, representations, declarations and obligations expressed to be made, given or assumed by or imposed on the joint applicants shall be deemed to have been made, given or assumed by or imposed on the applicants jointly and severally.

5. CIRCUMSTANCES IN WHICH YOU WILL NOT BE ALLOTTED PUBLIC OFFER SHARES

Full details of the circumstances in which you will not be allotted Public Offer Shares are set out in the notes attached to the application forms, and you should read them carefully. You should note in particular the following eight situations in which Public Offer Shares will not be allotted to you.

(a) Full discretion to reject or accept

The Company and Citigroup in its capacity as agent for the Company, or their respective agents, have full discretion to reject or accept any application, in whole or in part, without assigning any reason therefor.

(b) If your application is revoked or withdrawn:

By completing an application form or submitting electronic application instructions to HKSCC you agree that you cannot revoke your application on or before Wednesday, 27 August, 2003. This agreement will take effect as a collateral contract with the Company, and will become binding when you lodge your application form or submit your electronic application instructions to HKSCC. This collateral contract will be in consideration of the Company agreeing that it will not offer any Public Offer Shares to any person before Wednesday, 27 August, 2003 except by this prospectus.

You may only revoke your application earlier than the end of Wednesday, 27 August, 2003 if a person responsible for this prospectus under section 40 (as applied by section 342E) of the Companies Ordinance gives a public notice under that section which excludes or limits the responsibility of that person for this prospectus.

If any supplement to this prospectus is issued, applicant(s) who have already submitted an application may or may not (depending on the information contained in the supplement) be notified that they can withdraw their applications. If applicant(s) have not been so notified, or if applicant(s) have been notified but have not withdrawn their applications in accordance with the procedure to be notified, all applications that have been submitted remain valid and may be accepted. Subject to the above, an application once made is irrevocable and applicants shall be deemed to have applied on the basis of this prospectus as supplemented.

For the avoidance of doubt, the Company and all other parties involved in the preparation of this prospectus acknowledge that each CCASS Participant who gives, or causes to give, electronic application instructions is a person who may be entitled to compensation under section 40 of the Companies Ordinance (as applied by section 342E of the Companies Ordinance).

If your application has been accepted, it cannot be revoked or withdrawn. Acceptance of application will be constituted by notification to the press of the basis of allocation and, where such basis of allocation is subject to certain conditions or provides for allocation by ballot, such acceptance will be subject to satisfaction of such conditions or the results of such ballot, respectively.

(c) **If the allotment of Public Offer Shares is void:**

Your allotment of Public Offer Shares and the allotment to HKSCC Nominees, if made, will be void if the Listing Committee does not grant permission to list the Shares either:

- within three weeks from the closing of the application lists; or
- within a longer period of up to six weeks if the Listing Committee notifies the Company of that longer period within three weeks of the closing of the lists.

(d) **Multiple Applications and allotment of International Offer Shares:**

Your application will be rejected if:

- you make multiple applications or suspected multiple applications; or
- you or the person for whose benefit you are applying have been allotted International Offer Shares.

By filling in the **WHITE** or **YELLOW** application form, you agree not to apply for Shares under the International Offer. The Directors and the Underwriters will take reasonable steps to identify and reject applications under the Public Offer from investors who have received Shares in the International Offer and to identify and reject indications of interest in the International Offer from investors who have received Shares in the Public Offer.

(e) **Incorrect payment**

You will not receive any allotment of Public Offer Shares if your payment is not made correctly.

(f) **If your application or HKSCC Nominee's application is not accepted:**

Your application or HKSCC Nominee's application will not be accepted if:

- the Public Offer Underwriting Agreement and the International Underwriting Agreement do not become unconditional; or
- either the Public Offer Underwriting Agreement or the International Underwriting Agreement is terminated in accordance with its terms.

(g) **Application form not filled in correctly**

Your application will be rejected if your application form is not filled in correctly in accordance with the instructions.

(h) **Dishonoured cheque or banker's cashier order**

Your application will be rejected if you pay by cheque or banker's cashier order and the cheque or banker's cashier order is dishonoured on its first presentation.

You should also note that if you are giving electronic application instructions to HKSCC via CCASS to apply for Public Offer Shares on your behalf, you will also not be allotted any Public Offer Shares if HKSCC Nominee's application is not accepted.

6. PUBLICATION OF RESULTS

The Company expects to announce the Offer Price, the general level of indication of interest in the International Offer, the results of applications and basis of allotment of the Public Offer Share and the Hong Kong identity card/passport/Hong Kong business registration numbers of successful applicants under the Public Offer on Tuesday, 5 August, 2003 in the South China Morning Post (in English), the Hong Kong Economic Journal (in Chinese) and the Hong Kong Economic Times (in Chinese).

7. IF YOUR APPLICATION FOR THE PUBLIC OFFER SHARES IS SUCCESSFUL (IN WHOLE OR IN PART)

The Company will not issue temporary documents of title. No receipt will be issued for application money paid.

Share certificates will only become valid certificates of title provided that the Public Offer has become unconditional and not having been terminated in accordance with its terms.

(a) **If you are applying using a WHITE application form and you elect to receive any share certificate(s) in your name:**

If you have applied for 1,000,000 Public Offer Shares or above on a **WHITE** application form and have indicated on your application form that you will collect your share certificate(s) and/or refund cheque (if any) in person and have provided all information required by your application form, you may collect it/them in person from:

Computershare Hong Kong Investor Services Limited
Rooms 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

between 9:00 am and 1:00 pm on the date notified by the Company in the newspapers as the date of despatch of share certificate(s) and refund cheque(s). The date of despatch is expected to be on Tuesday, 5 August, 2003.

Applicants being individuals who have applied for 1,000,000 Public Offer Shares or above and have opted for personal collection must not authorise any other person to make their collection on their behalf. Applicants must show their identification documents (which must be acceptable to Computershare Hong Kong Investor Services Limited) to collect share certificates and/or refund cheques. Applicants being corporations which have opted for personal collection must attend by their authorised representatives bearing letters of authorisation from their corporations stamped with the corporations' chops. Their authorised representatives must produce at the time of collection evidence of identity acceptable to Computershare Hong Kong Investor Services Limited.

If you do not collect your share certificate(s) and/or refund cheque (if any), they will be sent to the address on your **WHITE** application form in the afternoon on the date of despatch, by ordinary post and at your own risk.

If you have applied for 1,000,000 Public Offer Shares or above and have not indicated on your application form that you will collect your share certificates and refund cheque (if any) in person, or if you have applied for less than 1,000,000 Public Offer Shares, then your share certificates and refund cheque (if any) will be sent to the address on your **WHITE** application form on the date of despatch, by ordinary post and at your own risk.

(b) **If (i) you are applying on a YELLOW application form or (ii) you are giving electronic application instructions to HKSCC via CCASS, and in each case you elect to have allocated Public Offer Shares deposited directly into CCASS:**

Your share certificate(s) will be issued in the name of HKSCC Nominees and deposited into CCASS for credit to your CCASS Investor Participant stock account or the stock account of your designated CCASS Participant as instructed by you (on your **YELLOW** application form or via CCASS electronically, as the case may be), at the close of business on Tuesday, 5 August, 2003, or in the event of a contingency, on any other date as shall be determined by HKSCC or HKSCC Nominees.

If you are applying on a YELLOW application form:

(i) If you are applying through a designated CCASS Participant (other than a CCASS Investor Participant):

- for Public Offer Shares credited to the stock account of your designated CCASS Participant (other than a CCASS Investor Participant), you can check the number of Public Offer Shares allocated to you with that CCASS Participant.

(ii) If you are applying as a CCASS Investor Participant:

- the Company expects to publish the results of CCASS Investor Participants' applications together with the results of the Offering in the newspapers on Tuesday, 5 August, 2003. You should check the announcement published by the Company and report any discrepancies to HKSCC before 5:00 p.m. on Tuesday, 5 August, 2003 or such other date as shall be determined by HKSCC or HKSCC Nominees. On Wednesday, 6 August, 2003, you can check your new account balance via the CCASS Phone System and CCASS Internet System (under the procedures contained in HKSCC's "An Operating Guide for Investor Participants" in effect from time to time). HKSCC will also mail to you an activity statement showing the number of Public Offer Shares credited to your stock account.

If you have applied for 1,000,000 Public Offer Shares or above and have indicated on your application form that you will collect your refund cheque (if any) in person, the procedures set out under (a) above will apply in relation to the refund cheque.

If you have applied for 1,000,000 Public Offer Shares or above and have not indicated on your application form that you will collect your refund cheque (if any) in person, or if you have applied for less than 1,000,000 Public Offer Shares, your refund cheque (if any) will be sent to the address on your application form on the date of despatch, which is expected to be on Tuesday, 5 August, 2003, by ordinary post and at your own risk.

If you have given electronic application instructions to HKSCC via CCASS:

- The Company will publish **the application results of CCASS Participants** (and where the CCASS Participant is a broker or custodian, the Company shall include information relating to the beneficial owner (where supplied)), your Hong Kong identity card/passport number or other identification code (Hong Kong business registration number for corporations) and the basis of allotment of the Public Offer, in the newspapers on Tuesday, 5 August, 2003. You should check the announcement published by the Company and report any discrepancies to HKSCC before 5:00 p.m. on Tuesday, 5 August, 2003 or any other date HKSCC or HKSCC Nominees chooses.

If you are instructing your broker or custodian to give electronic application instructions on your behalf, you can also check the number of Public Offer Shares allocated to you and the amount of refund (if any) payable to you with that broker or custodian.

If you are applying as a CCASS Investor Participant, you can also check the number of Public Offer Shares allotted to you and the amount of refund (if any) payable to you, and your new account balance, via the CCASS Phone System and CCASS Internet System respectively on Tuesday, 5 August, 2003 and Wednesday, 6 August, 2003 (the next day following the credit of the Public Offer Shares to your stock account and the credit of refund money (if any) to your designated bank account). HKSCC will mail to you activity statement(s) showing the number of Public Offer Shares credited to your stock account and the amount of refund credited to your designated bank account (if any).

8. REFUND OF YOUR MONEY

If you do not receive any Public Offer Shares for any of the above reasons in the sub-section headed "Circumstances in which you will not be allotted Public Offer Shares", the Company will refund your application monies (including the related brokerage, Stock Exchange trading fee, SFC transaction levy and investor compensation levy attributable thereto). No interest will be paid thereon (all interest will be retained for the benefit of the Company). If your application is accepted only in part, the Company will refund the appropriate portion of your application monies (including the related brokerage, the Stock Exchange trading fee, the SFC transaction levy and investor compensation levy attributable thereto) without interest.

If the Offer Price (as finally determined) is less than the maximum Offer Price of HK$4.75 per Share paid on application, the surplus subscription monies (including the related brokerage, the Stock Exchange trading fee, the SFC transaction levy and investor compensation levy attributable thereto) will be refunded to you without interest.

If you are a CCASS Participant subscribing for Public Offer Shares by giving electronic application instructions to HKSCC via CCASS, all refunds will be credited to your designated bank account or the designated bank account of your broker or custodian on Tuesday, 5 August, 2003.

The following is the text of a report prepared for the purpose of incorporation in this prospectus received from the reporting accountants of the Company, Deloitte Touche Tohmatsu, Certified Public Accountants, Hong Kong:

德勤 • 關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

執業會計師
香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

28 July, 2003

The Directors
Hopewell Highway Infrastructure Limited
Citigroup Global Markets Asia Limited

Dear Sirs,

We set out below our report on the financial information (the "Financial Information") regarding Hopewell Highway Infrastructure Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") for each of the three years ended 30 June, 2002 and the ten months ended 30 April, 2003 (the "Relevant Periods") for inclusion in the prospectus of the Company dated 28 July, 2003 (the "Prospectus").

The Company was incorporated in the Cayman Islands on 14 January, 2003 as an exempted company with limited liability under the Companies Law of the Cayman Islands. Pursuant to a group reorganisation, further details of which are set out in the section headed "Corporate Reorganisation" in Appendix IX to the Prospectus (the "Corporate Reorganisation"), the Company became the holding company of the following subsidiaries on 30 June, 2003.

As at the date of this report, the Company has the following subsidiaries and jointly controlled entities:

Subsidiaries

Name of company	Place and date of incorporation/ establishment	Issued and fully paid share/ registered capital	Attributable equity interest held	Principal activity
Jetgold Limited ("Jetgold")	British Virgin Islands 5 March, 2003	Ordinary shares US$1	100%	Investment holding
Kingnice Limited ("Kingnice")	British Virgin Islands 12 March, 2003	Ordinary shares US$20,000	97.5%	Investment holding
Fan Wai Properties Limited ("Fan Wai")	British Virgin Islands 21 June, 1993	Ordinary shares US$1	97.5%	Investment funding
Most Top Limited ("Most Top")	British Virgin Islands 4 January, 1994	Ordinary shares US$1	100%	Investment funding

Name of company	Place and date of incorporation/ establishment	Issued and fully paid share/ registered capital	Attributable equity interest held	Principal activity
廣東合和廣珠高速公路發展有限公司 Guangdong Hopewell Guangzhou-Zhuhai Superhighway Development Limited ("HHI West Co")	The People's Republic of China (the "PRC") 5 May, 1993	Registered capital RMB600,000,000	100%	Investment in expressway project
Hopewell China Development (Superhighway) Limited ("HHI GS Superhighway Co")	Hong Kong 30 October, 1981	Ordinary shares HK$2 Non-voting deferred shares HK$4	97.5% of issued ordinary share capital	Investment in expressway project
Hopewell Guangzhou Ring Road Limited ("HHI Ring Road Co")	British Virgin Islands 6 October, 1992	Ordinary share US$1	100%	Investment in expressway project
Hopewell Guangzhou-Zhuhai Superhighway Development Limited ("HHI West HK Co")	Hong Kong 3 September, 1992	Ordinary shares HK$2 Non-voting deferred shares HK$2	100% of issued ordinary share capital	Investment in expressway project
Wilberforce International Limited ("Wilberforce")	British Virgin Islands 16 May, 1994	Ordinary shares US$20,000	100%	Investment holding
Yager International Limited ("Yager")	British Virgin Islands 21 September, 1994	Ordinary shares US$20,000	100%	Investment holding

All the above subsidiaries are indirectly held by the Company except for Jetgold, Yager and Wilberforce which are directly held by the Company.

Jointly controlled entities

Name of company	Place and date of establishment	Registered capital	Principal activity
廣深珠高速公路有限公司 Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited ("GS Superhighway JV")	The PRC 27 April, 1988	RMB471,000,000	Development, operation and management of an expressway
廣州東南西環高速公路有限公司 Guangzhou E-S-W Ring Road Company Limited ("Ring Road JV")	The PRC 26 December, 1992	US$55,000,000	Development, operation and management of an expressway

GS Superhighway JV and Ring Road JV are both Sino-foreign co-operative joint venture enterprises established under the PRC law. Pursuant to the joint venture agreements entered into between the relevant subsidiaries and the corresponding joint venture partners, no party has the ability to exert unilateral control. These joint venture agreements generally provide for repayment of the original registered capital contributed by each joint venture partner. GS Superhighway JV provides for return on the original registered capital at rates determined in the joint venture agreement. The principal terms of the joint venture agreements of these jointly controlled entities are set out in note 14 of section A of this report.

No audited financial statements have been prepared for the Company, Jetgold and Kingnice since their respective dates of incorporation as they have not carried on any business, other than the transactions related to the Corporate Reorganisation. For the purpose of this report, we have, however, reviewed all the relevant transactions of these companies since their respective dates of incorporation to the date of this report.

No audited financial statements have been prepared for Fan Wai, Most Top, Wilberforce and Yager since their respective dates of incorporation as there is no statutory requirement for these entities to prepare audited financial statements. For the purpose of this report, we have carried out independent audit procedures in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants (the "Auditing Standards") on the management accounts of these companies for the Relevant Periods.

The statutory financial statements of HHI West Co, GS Superhighway JV and Ring Road JV were prepared in accordance with the relevant accounting principles and financial regulations applicable to the enterprises established in the PRC and were audited by the following certified public accountants registered in the PRC:

Name of entities	Financial period	Auditors
HHI West Co	Each of the four years ended 31 December, 2002	廣東正中珠江會計師事務所 GP Certified Public Accountants
GS Superhighway JV	Each of the four years ended 31 December, 2002	廣東正中珠江會計師事務所 GP Certified Public Accountants
Ring Road JV	Each of the four years ended 31 December, 2002	廣州羊城會計師事務所有限公司 Guangzhou Yangcheng Certified Public Accountants Co. Ltd.

For the purpose of this report, we have carried out independent audit procedures in accordance with the Auditing Standards on the management accounts of HHI West Co and the jointly controlled entities for the Relevant Periods, prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

We have acted as auditors of HHI GS Superhighway Co, HHI Ring Road Co and HHI West HK Co for the three years ended 30 June, 2002. For the purpose of this report, we have performed independent audit procedures in accordance with the Auditing Standards in respect of the management accounts of these companies for the ten months ended 30 April, 2003.

We have examined the audited financial statements or, where appropriate, the management accounts (collectively referred to as the "Underlying Financial Statements") of the companies comprising the Group and the jointly controlled entities for the Relevant Periods, or since their respective dates of incorporation/registration to 30 April, 2003, where this is a shorter period. Our examination was made in accordance with the Auditing Guideline "Prospectuses and the Reporting Accountant" as recommended by the Hong Kong Society of Accountants.

The financial information of the Group for the Relevant Periods set out in this report has been prepared from the Underlying Financial Statements of the companies now comprising the Group on the basis set out in note 1 of Section A below, after making such adjustments as we consider appropriate for the purpose of preparing our report for inclusion in the Prospectus.

The Underlying Financial Statements are the responsibility of the directors of those companies who approved for their issue. The directors of the Company are responsible for the contents of the Prospectus in which this report is included. It is our responsibility to compile the Financial Information set out in this report from the Underlying Financial Statements, to form an independent opinion on the Financial Information and to report our opinion to you.

In our opinion, on the basis of presentation set out in note 1 of Section A below, the Financial Information together with the notes thereon give, for the purpose of this report, a true and fair view of the state of affairs of the Group as at 30 June, 2000, 2001 and 2002 and 30 April, 2003 and of the combined results and cash flows of the Group for each of the three years ended 30 June, 2002 and the ten months ended 30 April, 2003.

A. FINANCIAL INFORMATION

COMBINED INCOME STATEMENTS

	Notes	Year ended 30 June, 2000	2001	2002	Ten months ended 30 April, 2003
		HK$'000	HK$'000	HK$'000	HK$'000
Turnover	3	769,607	859,793	918,450	861,183
Other operating income	4	267,441	323,822	151,639	53,529
Toll operation expenses		(76,112)	(85,128)	(77,549)	(77,004)
Depreciation and amortisation expenses		(107,018)	(118,672)	(160,905)	(158,107)
General and administrative expenses		(37,737)	(47,321)	(50,222)	(51,928)
Profit from operations	5	816,181	932,494	781,413	627,673
Finance costs	6	(267,683)	(303,643)	(220,635)	(167,685)
Profit before tax		548,498	628,851	560,778	459,988
Income tax expense	7	(24,700)	(25,798)	(19,298)	(16,420)
Profit after tax		523,798	603,053	541,480	443,568
Minority interests		(4,849)	(2,431)	(9,051)	(9,869)
Profit for the year/period		518,949	600,622	532,429	433,699
Dividends	8	—	—	2,200,000	—
		HK$	HK$	HK$	HK$
Earnings per share - basic	9	0.24	0.28	0.25	0.20

COMBINED BALANCE SHEETS

	Notes	At 30 June, 2000	2001	2002	At 30 April, 2003
		HK$'000	HK$'000	HK$'000	HK$'000
ASSETS					
Non-current Assets					
Property and equipment	12	9,257,820	9,271,483	9,098,700	8,991,256
Additional investment cost in jointly controlled entities	13	1,981,434	1,961,378	1,934,308	1,907,910
Toll road project under development	15	430,270	430,754	430,513	149,959
Loans to jointly controlled entities	16	4,890,601	4,281,754	1,209,208	1,011,394
		16,560,125	15,945,369	12,672,729	12,060,519
Current Assets					
Inventories		4,421	4,573	5,064	2,210
Loan to a jointly controlled entity	16	545,975	—	—	—
Accounts receivable, deposits and prepayments		28,929	27,260	129,512	81,748
Interest receivable from a joint venture partner	17	—	13,044	27,521	42,972
Bank balances and cash	18	259,232	512,749	97,819	291,063
		838,557	557,626	259,916	417,993
Total Assets		17,398,682	16,502,995	12,932,645	12,478,512
EQUITY AND LIABILITIES					
Capital and Reserves					
Share capital	20	312	312	312	312
Reserves	21	1,888,301	2,489,536	820,788	1,246,600
		1,888,613	2,489,848	821,100	1,246,912
Minority Interests		7,250	9,681	18,732	28,601
Non-current Liabilities					
Bank and other loans - due after one year	22	3,195,661	2,637,339	5,171,533	4,834,694
Other interests payable - due after one year	23	22,235	38,991	18,163	—
Loans from joint venture partners	24	924,482	921,216	746,007	719,453
Amounts due to holding companies	25	9,198,965	9,375,760	5,711,311	5,002,133
Deferred tax liabilities	26	47,500	73,000	91,900	108,070
		13,388,843	13,046,306	11,738,914	10,664,350
Current Liabilities					
Accounts payable and deposits received		132,963	60,127	49,389	65,646
Bank and other loans - due within one year	22	1,881,133	787,263	253,857	376,197
Interest payable to a jointly controlled entity	27	—	15,933	34,478	52,128
Other interests payable - due within one year	23	99,830	93,787	16,125	44,628
Tax liabilities		50	50	50	50
		2,113,976	957,160	353,899	538,649
Total Equity and Liabilities		17,398,682	16,502,995	12,932,645	12,478,512

COMBINED STATEMENT OF CHANGES IN EQUITY

	Share capital	PRC statutory reserves	Translation reserve	Retained profits	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Balance at 1 July, 1999	312	—	22,735	1,346,208	1,369,255
Exchange differences on operations outside Hong Kong	—	—	409	—	409
Profit for the year	—	—	—	518,949	518,949
Balance at 30 June, 2000	312	—	23,144	1,865,157	1,888,613
Exchange differences on operations outside Hong Kong	—	—	613	—	613
Profit for the year	—	—	—	600,622	600,622
Balance at 30 June, 2001	312	—	23,757	2,465,779	2,489,848
Exchange differences on operations outside Hong Kong	—	—	(1,177)	—	(1,177)
Profit for the year	—	—	—	532,429	532,429
Appropriation of retained profits	—	22,884	—	(22,884)	—
Dividends	—	—	—	(2,200,000)	(2,200,000)
Balance at 30 June, 2002	312	22,884	22,580	775,324	821,100
Exchange differences on operations outside Hong Kong	—	—	(7,887)	—	(7,887)
Profit for the period	—	—	—	433,699	433,699
Appropriation of retained profits	—	33,580	—	(33,580)	—
Balance at 30 April, 2003	312	56,464	14,693	1,175,443	1,246,912

COMBINED CASH FLOW STATEMENT

	Year ended 30 June,			Ten months ended
	2000	2001	2002	30 April, 2003
	HK$'000	HK$'000	HK$'000	HK$'000
OPERATING ACTIVITIES				
Profit before tax	548,498	628,851	560,778	459,988
Adjustments for:				
Interest expenses	256,844	294,605	216,590	165,859
Interest income	(223,775)	(283,143)	(120,792)	(41,852)
Exchange (gains) losses, net	(23,420)	(10,875)	(1,538)	990
Depreciation and amortisation expenses	107,018	118,672	160,905	158,107
Operating cash flows before movements in working capital	665,165	748,110	815,943	743,092
Decrease (increase) in inventories	363	(152)	(491)	2,854
(Increase) decrease in accounts receivable, deposits and prepayments	(11,449)	1,669	(102,252)	81,770
(Decrease) increase in accounts payable and deposits received	(64,048)	(72,836)	(10,738)	16,257
Cash generated from operations	590,031	676,791	702,462	843,973
Interest received	6,907	14,395	5,467	4,212
Income taxes paid	—	(298)	(398)	(250)
NET CASH FROM OPERATING ACTIVITIES	596,938	690,888	707,531	847,935
INVESTING ACTIVITIES				
Additional investment cost in jointly controlled entities	(58,240)	(2,302)	(1,179)	—
Repayment of toll road project under development	—	—	—	270,966
Proceeds on disposal of property and equipment	—	—	16,229	176
Purchases of property and equipment	(493,801)	(95,963)	(8,849)	(60,333)
Addition of loans to jointly controlled entities	(279,410)	(20,193)	—	—
Repayment of loans to jointly controlled entities	485,912	1,436,665	3,171,253	220,876
NET CASH (USED IN) FROM INVESTING ACTIVITIES	(345,539)	1,318,207	3,177,454	431,685
FINANCING ACTIVITIES				
Interest paid	(148,431)	(205,292)	(293,876)	(137,065)
New bank and other loans	767,215	1,283,166	3,296,710	—
Repayment of bank and other loans	(1,301,618)	(2,998,593)	(1,295,922)	(214,499)
Addition of loans from joint venture partners	132,988	—	—	—
Repayment of loans from joint venture partners	(41,862)	(4,642)	(143,077)	(26,799)
Advance from (repayment to) holding companies	548,685	171,637	(5,868,473)	(709,178)
NET CASH USED IN FINANCING ACTIVITIES	(43,023)	(1,753,724)	(4,304,638)	(1,087,541)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	208,376	255,371	(419,653)	192,079
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR/PERIOD	75,976	259,232	512,749	97,819
Effect of foreign exchange rate changes	(25,120)	(1,854)	4,723	1,165
CASH AND CASH EQUIVALENTS AT END OF THE YEAR/PERIOD				
Bank balances and cash	259,232	512,749	97,819	291,063

NOTES TO THE FINANCIAL INFORMATION

1. Basis of presentation of financial information

The combined income statements, combined statements of changes in equity and combined cash flow statements of the companies now comprising the Group have been prepared as if the current group structure had been in existence throughout the Relevant Periods, or since their respective dates of incorporation or establishment, where this is a shorter period. The combined balance sheets of the Group as at 30 June, 2000, 2001 and 2002 and 30 April, 2003 have been prepared to present the assets and liabilities of the companies now comprising the Group as at the respective dates, as if the current group structure had been in existence as at those dates.

All significant intra-group transactions, cash flows and balances have been eliminated on combination.

2. Significant accounting policies

The Financial Information is presented in Hong Kong dollars and the directors consider this presentation is more useful for its current and potential investors. The Financial Information has been prepared under the historical cost convention and in accordance with International Financial Reporting Standards ("IFRS"). The principal accounting policies adopted are as follows:

Basis of combination

The combined financial statements incorporate the financial statements of the Company and its subsidiaries and jointly controlled entities made up to each balance sheet date.

The results of operation of subsidiaries and the share attributable to minority interests are accounted for in the combined income statement. The results of operation of jointly controlled entities are accounted for by proportionate consolidation as described below.

Subsidiaries

Subsidiaries are those entities in which the Company has controls over their operations. Control is achieved where the Company has the power to govern the financial and operating policies of an investee enterprise so as to obtain benefits from its activities.

Interests in jointly controlled entities

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control.

Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities. The Group reports its interests in jointly controlled entities using proportionate consolidation based on the profit sharing ratios specified in the relevant joint venture agreements. The Group's share of the income, expenses, assets and liabilities, of jointly controlled entities, other than the transactions and balances between the Group and jointly controlled entities, are combined with the equivalent items in the consolidated financial information on a line-by-line basis. Transactions and balances between the Group and the jointly controlled entities are eliminated to the extent of the Group's share of the relevant income, expenses, receivables and payables of the jointly controlled entities. Unrealised profits and losses arising on transactions with the jointly controlled entities are eliminated to the extent of the Group's interest in the jointly controlled entities, except to the extent that unrealised losses provide evidence of an impairment of the asset transferred.

Additional investment cost in jointly controlled entities

The Group has incurred additional development expenditure for the construction and development of the toll roads operated by the jointly controlled entities ("Additional Development Cost"), which were not accounted for by those entities. On proportionate consolidation, a portion of such costs, calculated based on the Group's interest in the jointly controlled entities, is included in the costs of toll roads. The remainder of such costs is carried as additional investment cost in jointly controlled entities and is amortised on the same basis adopted by the relevant jointly controlled entities in depreciating their toll roads.

On disposal of a jointly controlled entity, the attributable amount of unamortised Additional Development Cost is included in the determination of the profit or loss on disposal.

Property and equipment

Property and equipment are stated at cost less depreciation and accumulated impairment losses, where appropriate. Improvements are capitalised while repairs and maintenance are charged to the income statement as incurred.

Construction in progress is not depreciated until the construction of the related assets is completed.

The costs of toll roads include the Group's proportionate share of (i) the construction costs of the toll roads recorded in the jointly controlled entity's financial statements and (ii) the Additional Development Cost. The balance of the Additional Development Cost not included in the costs of toll roads has been presented separately as additional investment cost in jointly controlled entities.

Depreciation of the toll roads is calculated to write off their costs, commencing from the date of commencement of commercial operation of the toll roads, based on the ratio of actual traffic volume compared to the total expected traffic volume over the remaining period of the respective jointly controlled entities as estimated by management or by reference to traffic projection reports prepared by independent traffic consultants.

Depreciation of other property and equipment is calculated to write off their costs over their estimated useful lives, using the straight-line method, at 20% per annum.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in income.

Revenue recognition

Toll fee income from the operation of toll roads is recognised at the time of usage and when the tolls are received.

Interest income from capital contributed and loans made to jointly controlled entities is recognised based on the applicable interest rates set out in the joint venture agreements.

Other interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Rental income, which consists primarily of income from lease of spaces underneath the toll road and renting of machinery and equipment to local contractors, is recognised on a straight-line basis over the term of the relevant lease.

Leasing

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease.

Foreign currencies

Transactions in currencies other than Hong Kong dollars, the reporting currency, are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates prevailing on the balance sheet date. Gains and losses arising on exchange are included in net profit or loss for the year.

On combination, the assets and liabilities of the Group's operations outside Hong Kong and the jointly controlled entities are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the year/period. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the cost of those assets.

All other borrowing costs are recognised in net profit or loss in the period in which they are incurred.

Retirement benefit costs

Payments to defined contribution retirement benefit plans are charged as an expense as they fall due. Payments made to state-managed retirement benefit schemes are dealt with as payments to defined contribution plans where the obligations under the schemes of the jointly controlled entities are equivalent to those arising in a defined contribution retirement benefit plan.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on the results for the year/period. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base used in the computation of taxable profit and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary differences are related to goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction which affects neither the taxable profit nor the accounting profit.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled. Deferred tax is charged or credited to the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when they related to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of an asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risk specific to the assets.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately.

Inventories

Inventories, representing materials, spare parts and other consumable stores, are stated at cost less allowance for obsolescence, if necessary. Cost comprises all costs of purchases and other costs that have been incurred in bringing the inventories to their present location and condition and is calculated using the first in, first out method.

Financial instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group has become a party to the contractual provisions of the instrument.

Accounts receivable, deposits and prepayments

Accounts receivable, deposits and prepayments are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Bank and other borrowings

Interest-bearing bank and other loans are recorded at the proceeds received, net of direct issue costs. Finance charges are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Accounts payable and deposits received

Accounts payable and deposits received are stated at their nominal value.

3. Turnover and segment information

Turnover represents the Group's proportionate share of the jointly controlled entities' toll fee income received and receivable from the operations of toll roads, net of business tax.

The Group only has one business segment, namely the development, operation and management of toll roads in the PRC through its jointly controlled entities established in the PRC.

No geographical segment analysis is presented as management considers the Group has only one single geographical segment.

4. Other operating income

	Year ended 30 June,			Ten months ended 30 April,
	2000	2001	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000
Interest income from:				
A jointly controlled entity	216,868	254,259	98,814	22,744
A joint venture partner	—	14,489	16,511	14,896
Bank deposits	6,907	14,395	5,467	4,212
Rental income	11,573	12,859	2,225	4,194
Exchange gains, net	23,420	10,875	1,538	—
Reimbursement of operating expenses from jointly controlled entities	—	2,917	3,006	2,504
Other income	8,673	14,028	24,078	4,979
	267,441	323,822	151,639	53,529

5. Profit from operations

	Year ended 30 June,			Ten months ended 30 April,
	2000	2001	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000
Profit from operations has been arrived at after charging:				
Auditors' remuneration	449	451	725	798
Directors' emoluments (note 11)	2,051	2,361	3,382	2,012
Exchange losses, net	—	—	—	990
Other staff costs (excluding directors)	34,779	37,916	41,260	36,771
Amortisation of goodwill	19,943	22,358	28,249	26,398
Depreciation of:				
Toll roads	83,571	92,101	128,063	128,238
Other property and equipment	3,504	4,213	4,593	3,471

6. Finance costs

	Year ended 30 June,			Ten months ended 30 April,
	2000	2001	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000
Interest on:				
Bank loans	239,702	255,205	176,177	143,406
Loan from a jointly controlled entity	—	14,489	16,511	18,206
Loans from a joint venture partner	2,407	1,376	669	248
Loans from the holding company	3,514	5,158	4,024	—
Other loans	30,822	24,035	19,209	3,999
	276,445	300,263	216,590	165,859
Other financial expenses	10,839	9,038	4,045	1,826
Total borrowing costs	287,284	309,301	220,635	167,685
Less: amounts included in the cost of qualifying assets	(19,601)	(5,658)	—	—
	267,683	303,643	220,635	167,685

Borrowing costs included in the cost of qualifying assets during the Relevant Periods arose on the general borrowing pool and are calculated by applying capitalisation rates of 7.82% and 5.27% to expenditure on such assets for the years ended 30 June, 2000 and 2001 respectively.

7. Income tax expense

	Year ended 30 June,			Ten months ended 30 April,
	2000	2001	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000
PRC income tax	—	298	398	250
Deferred taxation (note 26)	24,700	25,500	18,900	16,170
	24,700	25,798	19,298	16,420

No provision for Hong Kong Profits Tax has been made as there was no assessable profit derived from or arising in Hong Kong.

Pursuant to relevant laws and regulations in the PRC, the Group's jointly controlled entities are entitled to certain exemption from and tax relief for PRC income tax. The normal tax rate applicable to the taxable income of a foreign investment enterprise in the PRC is 33%, comprising the standard national tax rate of 30% and the local tax rate of 3%.

Pursuant to an approval from the Guangdong Tax Bureau, the rate of foreign enterprise income tax payable by GS Superhighway JV in respect of its income arising from the operation of toll roads and related service facilities (excluding hotels and entertainment facilities) is 15% and GS Superhighway JV is entitled to a five year exemption from foreign enterprise income tax for such income commencing from the first profit-making year, as computed under PRC accounting standards and tax regulations. For the following five years, it will enjoy a 50% reduction in the rate of income tax payable in respect of such income. Pursuant to another approval from the Guangdong Tax Bureau, GS Superhighway JV is also exempt from paying a local income tax (currently set at a

rate of 3%) in respect of income arising from the operation of toll roads and related service facilities for ten years commencing from the first profit-making year. The first year for which GS Superhighway JV recorded profits for PRC tax purposes was the year ended 31 December, 2000.

Pursuant to an approval from the Guangzhou branch of the State Tax Bureau, the rate of foreign enterprise income tax payable by Ring Road JV in respect of its income arising from the operation of toll roads is 15%. Pursuant to an approval from the Guangzhou Municipal Government, Ring Road JV is entitled to a five year exemption from foreign enterprise income tax for income arising from the operation of toll roads commencing from the first profit-making year, as computed under PRC accounting standards and tax regulations. For the following five years, it will enjoy a 50% reduction in the rate of foreign enterprise income tax payable. In respect of income arising from toll operations and related service facilities, Ring Road JV is also exempt from paying a local income tax (currently set at a rate of 3%) for ten years commencing from the first profit-making year. Because Ring Road JV has not yet recorded profits for PRC tax purposes, the exemptions from paying foreign enterprise income tax and local income tax have so far had no effect on Ring Road JV.

The income tax charge for the Relevant Periods can be reconciled to the profit before tax per the income statement as follows:

	Year ended 30 June,			Ten months ended 30 April,
	2000	**2001**	**2002**	**2003**
	HK$'000	**HK$'000**	**HK$'000**	**HK$'000**
Profit before tax	548,498	628,851	560,778	459,988
Tax calculated at normal income tax rate of 33%	181,004	207,521	185,057	151,796
Tax attributable to:				
Non-taxable income	(166,606)	(207,676)	(182,674)	(149,526)
Non-deductible expense	39,942	56,553	39,595	33,554
Differential tax rate on temporary difference of jointly controlled entities	(29,640)	(30,600)	(22,680)	(19,404)
Tax expense	24,700	25,798	19,298	16,420

8. Dividend

No dividend has been paid or declared by the Company since its incorporation. However, in respect of the year ended 30 June, 2002, HHI GS Superhighway Co had declared dividends of an aggregate amount of HK$2,200,000,000 to its then shareholders prior to the Corporate Reorganisation and the dividends were settled through current accounts with the shareholders.

9. Earnings per share - basic

The calculation of the basic earnings per share for the Relevant Periods is based on the profit for the Relevant Periods and on 2,160,000,000 shares in issue as at the date of the Prospectus.

10. Retirement benefits plans

The aggregate numbers of employees of the Group and the jointly controlled entities were 1,878, 1,984, 2,083 and 2,271 at 30 June, 2000, 2001 and 2002 and 30 April, 2003, respectively.

To comply with the Hong Kong statutory requirements under the Mandatory Provident Fund ("MPF") Scheme Ordinance, the Group has set up the MPF Schemes and started contributions with effect from 1 December, 2000. Mandatory contributions to these schemes are made by both the employers and employees at 5% of the employees' monthly relevant income capped at HK$20,000. At the respective reporting dates, there were no forfeited contributions available to reduce future obligations. The contributions made by the Group to the MPF Schemes for the years ended 30 June, 2001 and 2002 and the ten months ended 30 April, 2003 are HK$95,000, HK$208,000 and HK$204,000 respectively. No contribution was paid by the Group during the year ended 30 June, 2000.

The employees of the Group's PRC jointly controlled entities are members of state-managed retirement benefit schemes operated by the PRC Government. These entities are required to contribute 18% of their payroll costs to the retirement benefit schemes to fund the benefits. The only obligation of the jointly controlled entities with respect to the retirement benefit schemes is to make the specified contributions. The Group's proportionate share of the contributions made by the jointly controlled entities are approximately HK$2,242,000, HK$3,018,000, HK$3,447,000 and HK$3,358,000 for the years ended 30 June, 2000, 2001 and 2002 and the ten months ended 30 April, 2003, respectively.

11. Directors' remuneration and five highest paid employees

Directors

Details of emoluments paid by the Group during the Relevant Periods to the persons who are directors of the Company are as follows:

	Year ended 30 June,			Ten months ended 30 April,
	2000	2001	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000
Fees	—	—	—	—
Salaries and other benefits	2,051	2,217	2,358	1,992
Performance related bonus	—	130	1,000	—
Contributions to retirement benefits plans	—	14	24	20
Total emoluments	2,051	2,361	3,382	2,012

The emoluments of these persons were within the following bands:

	Year ended 30 June,			Ten months ended 30 April,
	2000	2001	2002	2003
	Number of directors	Number of directors	Number of directors	Number of directors
Nil to HK$1,000,000	2	2	2	2
HK$1,000,001 to HK$1,500,000	1	1	—	1
HK$1,500,001 to HK$2,000,000	—	—	—	—
HK$2,000,001 to HK$2,500,000	—	—	1	—

Five highest paid employees' emoluments

The five highest paid individuals for the years ended 30 June, 2000, 2001 and 2002 and the ten months ended 30 April, 2003 include 2 persons who are directors of the Company whose emoluments are included in the above disclosures. The emoluments of the remaining individuals, which are individually below HK$1,000,000, are as follows:

	Year ended 30 June,			Ten months ended 30 April,
	2000	2001	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000
Salaries and other benefits	1,669	1,962	2,090	1,302
Contributions to retirement benefits plans	—	12	36	30
Total emoluments	1,669	1,974	2,126	1,332

During the Relevant Periods, no emoluments were paid by the Group to any of the persons who are directors of the Company or the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office. None of the persons who are directors of the Company waived any emoluments during the Relevant Periods.

12. Property and equipment

	Toll roads	Motor vehicles	Furnitures, fixtures and equipment	Construction in progress	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
COST					
At 1 July, 1999	7,686,138	13,487	3,982	1,400,796	9,104,403
Additions	90,311	2,953	2,036	418,102	513,402
Exchange differences	25,153	60	18	6,376	31,607
Transfer	847,138	—	—	(847,138)	—
Disposals	—	—	(31)	—	(31)
At 30 June, 2000	8,648,740	16,500	6,005	978,136	9,649,381
Additions	9,007	1,345	3,420	87,849	101,621
Exchange differences	7,575	19	6	1,106	8,706
Transfer	1,066,172	—	—	(1,066,172)	—
At 30 June, 2001	9,731,494	17,864	9,431	919	9,759,708
Additions	5,560	2,269	297	723	8,849
Exchange differences	(669)	(4)	(2)	—	(675)
Transfer	1,272	—	143	(1,415)	—
Disposals	(48,436)	—	(45)	—	(48,481)
At 30 June, 2002	9,689,221	20,129	9,824	227	9,719,401
Additions	56,743	731	2,834	25	60,333
Exchange differences	(2,034)	(2)	(2)	—	(2,038)
Transfer	252	445	(445)	(252)	—
Disposals	(34,006)	(764)	—	—	(34,770)
At 30 April, 2003	9,710,176	20,539	12,211	—	9,742,926
ACCUMULATED DEPRECIATION					
At 1 July, 1999	297,334	4,867	1,267	—	303,468
Charge for the year	83,571	2,615	889	—	87,075
Exchange differences	1,006	22	5	—	1,033
Eliminated on disposals	—	—	(15)	—	(15)
At 30 June, 2000	381,911	7,504	2,146	—	391,561
Charge for the year	92,101	2,938	1,275	—	96,314
Exchange differences	339	8	3	—	350
At 30 June, 2001	474,351	10,450	3,424	—	488,225
Charge for the year	128,063	3,369	1,224	—	132,656
Exchange differences	(7)	(2)	—	—	(9)
Eliminated on disposals	(140)	—	(31)	—	(171)
At 30 June, 2002	602,267	13,817	4,617	—	620,701
Charge for the period	128,238	2,569	902	—	131,709
Exchange differences	(148)	(3)	(1)	—	(152)
Eliminated on disposals	—	(588)	—	—	(588)
At 30 April, 2003	730,357	15,795	5,518	—	751,670
CARRYING AMOUNT					
At 30 June, 2000	8,266,829	8,996	3,859	978,136	9,257,820
At 30 June, 2001	9,257,143	7,414	6,007	919	9,271,483
At 30 June, 2002	9,086,954	6,312	5,207	227	9,098,700
At 30 April, 2003	8,979,819	4,744	6,693	—	8,991,256

Note: At the balance sheet dates, the toll roads and other assets of the jointly controlled entities have been pledged to secure the bank loan facilities granted to the Group and its jointly controlled entities. The carrying values of the toll roads included above which have been pledged are approximately HK$8,266,829,000, HK$9,257,143,000, HK$9,086,954,000 and HK$8,979,819,000 at 30 June, 2000, 2001 and 2002 and 30 April, 2003 respectively.

13. Additional investment cost in jointly controlled entities

	HK$'000
COST	
At 1 July, 1999	2,013,739
Additions	58,240
At 30 June, 2000	2,071,979
Additions	2,302
At 30 June, 2001	2,074,281
Additions	1,179
At 30 June, 2002 and 30 April, 2003	2,075,460
AMORTISATION	
At 1 July, 1999	70,602
Charge for the year	19,943
At 30 June, 2000	90,545
Charge for the year	22,358
At 30 June, 2001	112,903
Charge for the year	28,249
At 30 June, 2002	141,152
Charge for the period	26,398
At 30 April, 2003	167,550
CARRYING AMOUNT	
At 30 June, 2000	1,981,434
At 30 June, 2001	1,961,378
At 30 June, 2002	1,934,308
At 30 April, 2003	1,907,910

14. Investments in jointly controlled entities

The principal terms of the joint ventures under which the jointly controlled entities operate are as follows:

(i) GS Superhighway JV

GS Superhighway JV is a co-operative joint venture company established in the PRC to undertake the construction, operation and management of an expressway in Guangdong Province of the PRC. Phase I of the project comprises of an expressway running between Shenzhen and Guangzhou ("GS Superhighway"). The terms of co-operation is 30 years from the official opening date. At the end of the co-operation period, all the immovable assets and facilities of GS Superhighway JV will revert to the joint venture partner without compensation.

The development of phases II and III of the project, comprising a major transportation route in western Pearl River Delta ("Western Delta Route"), is undertaken by HHI West Co (note 15).

The Group's entitlement to the profit of the toll operations of GS Superhighway JV is 50% for the initial 10 years of the co-operation period, 48% for the next ten years and 45% for the last ten years of the co-operation period. The Group is also entitled to a share of 80% of the rentals and other income, after deduction of operating and financial expenses arising from the development of commercial centres and shop spaces along and underneath GS Superhighway for a period of 30 years commencing on the date of completion of GS Superhighway. GS Superhighway JV has also been granted the contingent rights to develop parcels of land within certain interchanges of GS Superhighway for sale or rental. Detailed terms of such grant have yet to be finalised. GS Superhighway was officially opened in July 1997.

(ii) Ring Road JV

Ring Road JV is a co-operative joint venture company established in the PRC to undertake the construction, operation and management of an expressway running along the eastern, southern and western fringes of the Guangzhou urban areas ("Guangzhou E-S-W Ring Road"). The co-operation period is 30 years commencing from 1 January, 2002. The Group is entitled to 45% of the net cash flow (that is, gross operating income net of operating expenses, debt service costs and tax) of Guangzhou E-S-W Ring Road for the initial ten years of operation and thereafter the Group's profit entitlement will be reduced to 37.5% for the subsequent ten years and 32.5% for the remaining years of operation of the entire co-operation period of Ring Road JV. The Guangzhou E-S-W Ring Road was officially opened in January 2002. At the end of the co-operation period, all the immovable assets and facilities of Ring Road JV will revert to the PRC joint venture partner without compensation.

The assets, liabilities, income and expenses of the jointly controlled entities accounted for by the Group on proportionate consolidation are set out below:

In respect of the year ended 30 June, 2000:

	GS Superhighway JV	Ring Road JV	Total
	HK$'000	HK$'000	HK$'000
Current assets	58,508	230,616	289,124
Non-current assets	5,563,916	1,826,782	7,390,698
Current liabilities	947,591	545,052	1,492,643
Non-current liabilities	682,459	857,150	1,539,609
Income	745,987	54,421	800,408
Expenses	366,615	41,487	408,102

In respect of the year ended 30 June, 2001:

	GS Superhighway JV	Ring Road JV	Total
	HK$'000	HK$'000	HK$'000
Current assets	258,126	296,155	554,281
Non-current assets	5,507,931	1,909,965	7,417,896
Current liabilities	163,675	634,567	798,242
Non-current liabilities	2,030,684	882,563	2,913,247
Income	815,060	99,707	914,767
Expenses	346,208	55,298	401,506

In respect of the year ended 30 June, 2002:

	GS Superhighway JV	Ring Road JV	Total
	HK$'000	HK$'000	HK$'000
Current assets	192,402	65,112	257,514
Non-current assets	5,375,603	1,896,333	7,271,936
Current liabilities	219,377	8,485	227,862
Non-current liabilities	4,246,797	1,383,143	5,629,940
Income	863,596	92,048	955,644
Expenses	319,254	70,744	389,998

In respect of the ten months ended 30 April, 2003:

	GS Superhighway JV	Ring Road JV	Total
	HK$'000	HK$'000	HK$'000
Current assets	181,595	63,043	244,638
Non-current assets	5,317,097	1,881,202	7,198,299
Current liabilities	337,710	13,121	350,831
Non-current liabilities	4,002,703	1,357,514	5,360,217
Income	801,348	87,643	888,991
Expenses	306,736	67,180	373,916

15. Toll road project under development

The balance represents the costs incurred by the Group on the development of the Western Delta Route.

The Western Delta Route will be developed in three phases. The estimated total development cost for phase 1 of the project ("Phase 1 West"), which will be developed through a jointly controlled entity to be established for this purpose, is approximately RMB1,680 million of which RMB294 million will be provided by the Group by way of capital contribution to the jointly controlled entity. Pursuant to the joint venture agreement entered into between the Group and the PRC joint venture partner, the co-operation period of Phase 1 West is 30 years commencing on the date of issue of the business licence for the joint venture. During the co-operation period, the Group is entitled to 50% of the net operating income of the jointly controlled entity arising from Phase 1 West. Detailed terms for development of Phases 2 and 3 of the Western Delta Route have yet to be agreed by the parties concerned.

16. Loans to jointly controlled entities

	At 30 June,			At 30 April,
	2000	2001	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000
Loans to:				
GS Superhighway JV	4,655,519	3,480,504	563,880	384,653
Ring Road JV	781,057	801,250	645,328	626,741
	5,436,576	4,281,754	1,209,208	1,011,394
Less: Loan to GS Superhighway JV due for settlement within twelve months (shown under current assets)	(545,975)	—	—	—
Amounts due for settlement after twelve months	4,890,601	4,281,754	1,209,208	1,011,394

The balances represent the loans to jointly controlled entities made by the Group not eliminated on the adoption of proportionate consolidation for the jointly controlled entities. Included in the loan to GS Superhighway JV as at 30 June, 2000 was an aggregate amount of approximately HK$1,431,823,000 (including all the current portion of the loan), representing the syndicated bank loans borrowed by the Group and on-lent to GS Superhighway JV. During the year ended 30 June, 2001, all the syndicated bank loans were fully settled.

The loans to jointly controlled entities are unsecured, repayable out of the net cash surplus from the operations of the jointly controlled entities and interest free except for the loans to GS Superhighway JV which carry interest at commercial lending rates.

17. Interest receivable from a joint venture partner

The amount is due from an outside joint venture partner of Ring Road JV.

18. Bank balances and cash

Included in the bank balances and cash are bank deposits of approximately HK$259,187,000, HK$512,732,000, HK$97,800,000 and HK$281,447,000 as at 30 June, 2000, 2001 and 2002 and 30 April, 2003 respectively which are held by the Group's PRC subsidiary and jointly controlled entities in United States dollar, Hong Kong dollar and Renminbi. The remittance of these bank deposits outside of the PRC is subject to approval of the relevant local authorities.

19. Other financial assets

The directors consider that the carrying amounts of accounts receivable, deposits and prepayments approximate their fair value.

Bank balances and cash comprise cash and short-term deposits held for the treasury function of the Group. The carrying amounts of these assets approximate their fair value.

Credit risk

The Group's credit risk is primarily attributable to its accounts receivable, deposits and prepayments. The amounts presented in the balance sheet are net of allowances for doubtful receivables, as estimated by the Group's management based on prior experience and the current economic environment.

The credit risk on liquid funds is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies or state-owned banks in the PRC.

The Group has no significant concentration of credit risk, with exposure spread over a large number of counterparties and customers.

20. Share capital

For the purpose of the preparation of the combined balance sheets, the balances of the share capital as at 30 June, 2000, 2001 and 2002 and at 30 April, 2003 respectively, include the share capitals of Fan Wai, Most Top, HHI GS Superhighway Co, Wilberforce and Yager. The share capital as at 30 April, 2003 also includes the share capital of the Company.

21. Reserves

Included in the Group's reserves are the Group's share of post-acquisition reserves of the jointly controlled entities as follows:

	At 30 June,			At 30 April,
	2000	2001	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000
PRC statutory reserves	—	—	22,884	56,464
Translation reserve	3,905	4,060	2,883	3,565
Retained profits (accumulated losses)	(94,925)	145,619	589,931	624,732
	(91,020)	149,679	615,698	684,761

Pursuant to the relevant PRC regulations applicable to the Group's PRC jointly controlled entities, the jointly controlled entities have to provide for the PRC statutory reserves before declaring dividends to their joint venture partners on the basis determined and approved by the board of directors. The reserves, which include general fund and development fund, are not distributable until the end of the co-operation period, at which time any remaining balance of the reserves can be distributed to joint venture partners upon liquidation of the jointly controlled entities. The distributable profits of the jointly controlled entities are determined based on their retained profits calculated in accordance with the PRC accounting rules and regulations.

22. Bank and other loans

	At 30 June,			At 30 April,
	2000	2001	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000
Bank loans				
Secured	4,515,110	2,876,418	5,042,113	4,874,848
Unsecured	254,142	240,294	240,294	240,210
Other loans, unsecured	307,542	307,890	142,983	95,833
	5,076,794	3,424,602	5,425,390	5,210,891
The borrowings are repayable as follows:				
On demand or within one year	1,881,133	787,263	253,857	376,197
In the second year	1,956,651	552,539	671,137	763,711
In the third to fifth years inclusive	931,468	1,080,497	1,534,644	1,666,330
After five years	307,542	1,004,303	2,965,752	2,404,653
	5,076,794	3,424,602	5,425,390	5,210,891
Less: Amounts due for settlement within twelve months (shown under current liabilities)	(1,881,133)	(787,263)	(253,857)	(376,197)
Amounts due for settlement after twelve months	3,195,661	2,637,339	5,171,533	4,834,694

Analysis of borrowings by currency:

	At 30 June, 2000		
	US$	RMB	HK$
	HK$'000	HK$'000	HK$'000
Bank loans	3,014,724	786,145	968,383
Other loans	—	307,542	—
	3,014,724	1,093,687	968,383

	At 30 June, 2001		
	US$	RMB	HK$
	HK$'000	HK$'000	HK$'000
Bank loans	1,307,590	868,309	940,813
Other loans	—	307,890	—
	1,307,590	1,176,199	940,813

	At 30 June, 2002		
	US$	RMB	HK$
	HK$'000	HK$'000	HK$'000
Bank loans	3,947,317	868,090	467,000
Other loans	—	142,983	—
	3,947,317	1,011,073	467,000

	At 30 April, 2003		
	US$	RMB	HK$
	HK$'000	HK$'000	HK$'000
Bank loans	3,825,052	868,006	422,000
Other loans	—	95,833	—
	3,825,052	963,839	422,000

The average rates of interest were as follows:

	Year ended 30 June,			Ten months ended 30 April,
	2000	2001	2002	2003
Bank loans	7.7%	6.3%	3.6%	2.9%
Other loans	6.7%	5.9%	5.1%	4.8%

Other than the other loan amounts of approximately HK$16,394,000, HK$16,412,000, HK$16,412,000 and HK$16,406,000 as at 30 June, 2000, 2001 and 2002 and 30 April, 2003 respectively which are interest-free, the bank and other loans carry interest at commercial lending rates.

The directors consider that the carrying amounts of the interest-bearing loans approximate their fair value. In view of the terms of the interest-free loans, the directors consider that it is not practicable to determine their fair values.

23. Other interests payable

Other interests payable are non interest-bearing except for the following balances which carry interest on the amounts outstanding at commercial lending rates:

	At 30 June,			At 30 April,
	2000	2001	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000
Other interests payable	5,146	17,611	25,531	28,488
Less: Amounts due for settlement within twelve months (shown under current liabilities)	(5,146)	(17,611)	(12,766)	(28,488)
Amounts due for settlement after twelve months	—	—	12,765	—

24. Loans from joint venture partners

	At 30 June,			At 30 April,
	2000	2001	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000
GS Superhighway JV (interest-bearing)	75,132	54,053	7,960	8,205
Ring Road JV (interest-free)	849,350	867,163	738,047	711,248
	924,482	921,216	746,007	719,453

The balances represent the Group's proportionate share of the loans made to jointly controlled entities by the outside joint venture partners ("other joint venture partner(s)"). Such loans are unsecured and are repayable out of the net cash surplus from the operations of the jointly controlled entities.

The loan from the other joint venture partner of GS Superhighway JV was charged at commercial lending rates.

In view of the terms of the interest-free loans from the other joint venture partners of Ring Road JV, the directors consider that it is not practicable to determine their fair values.

25. Amounts due to holding companies

	At 30 June,			At 30 April,
	2000	2001	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000
Interest-free	9,150,652	9,322,246	5,711,311	5,002,133
Interest-bearing at fixed rate of 10.1244% per annum	48,313	53,514	—	—
	9,198,965	9,375,760	5,711,311	5,002,133

The amounts are unsecured and not repayable within one year from the balance sheet date. The directors consider that the carrying amounts of the interest-bearing amounts approximate their fair value. In view of the terms of the remaining balance, the directors consider that it is not practicable to determine their fair value.

The amounts due to holding companies to the extent of approximately HK$4,500 million were subsequently capitalised.

26. Deferred tax liabilities

The deferred tax liabilities as shown in the combined balance sheets represent the Group's proportionate share of such liabilities of the jointly controlled entities. The major components of the deferred tax liabilities (assets) are as follows:

	At 30 June,			At 30 April,
	2000	2001	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000
Excess of tax allowances over depreciation	47,800	77,100	106,600	130,870
Unutilised tax losses	(300)	(4,100)	(14,700)	(22,800)
	47,500	73,000	91,900	108,070

The movements for the year/period in the deferred tax liabilities are as follows:

	Year ended 30 June,			Ten months ended 30 April,
	2000	2001	2002	2003
	HK$'000	HK$'000	HK$'000	HK$'000
At beginning of the year/period	22,800	47,500	73,000	91,900
Charge for the year/period (note 7)	24,700	25,500	18,900	16,170
At end of the year/period	47,500	73,000	91,900	108,070

27. Interest payable to a jointly controlled entity

The amount is due to Ring Road JV.

28. Other financial liabilities

Accounts payable and deposits received principally comprise amounts outstanding for ongoing costs. The directors consider that the carrying amounts of accounts payable and deposits received approximate their fair value.

29. Capital commitments

Pursuant to agreements entered into with other joint venture partners of Ring Road JV, the Group had agreed to fund the construction of Guangzhou E-S-W Ring Road to the extent of RMB2,000 million, of which approximately RMB446 million and RMB486 million remained outstanding at 30 June, 2000 and 2001 respectively. During the year ended 30 June, 2001, a bank loan was obtained by Ring Road JV to fund its operations and the contributions from its joint venture partners.

As referred to in note 15, the Phase 1 West will be developed by a jointly controlled entity to be established. The estimated total development expenditure for Phase 1 West amounted to approximately RMB1,680 million, of which RMB294 million will be provided by the Group.

At 30 April, 2003, GS Superhighway JV had outstanding commitment in respect of repavement of asphalt for GS Superhighway contracted but not provided for amounting to approximately HK$121 million.

At 30 April, 2003, commitments in respect of the construction of Phase I West which had been contracted for amounted to approximately HK$339 million.

30. Related party transactions

Apart from the amounts owed by and from the related parties as disclosed in notes 16, 17, 24, 25 and 27, the Group and a jointly controlled entity had the following significant transactions with the ultimate holding company and its subsidiary during the Relevant Periods:

Relationship	Nature of transaction	Year ended 30 June,			Ten months ended 30 April,
		2000	2001	2002	2003
		HK$'000	HK$'000	HK$'000	HK$'000
Ultimate holding company	Interest paid (note a)	7,027	10,318	8,049	—

In addition, guarantees had been given by the ultimate holding company for certain bank loan facilities granted to the Group and a jointly controlled entity during the Relevant Periods free of any charge. The directors of the Company have confirmed that these guarantees will be replaced by guarantees issued by the Company at the same time as the listing of the Company's shares on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Group also had paid rentals, air-conditioning and electricity charges and government rates to a fellow subsidiary amounting to approximately HK$554,000, HK$554,000 and HK$439,000 for the years ended 30 June, 2001 and 2002 and the ten months ended 30 April, 2003, respectively. The directors of the Company have confirmed that these transactions will continue after the listing of the Company's shares on the Main Board of the Stock Exchange.

The Group's jointly controlled entities had the following significant transactions with their joint venture partners other than the Group during the Relevant Periods:

Relationship	Nature of transaction	Year ended 30 June,			Ten months ended 30 April,
		2000	2001	2002	2003
		HK$'000	HK$'000	HK$'000	HK$'000
Other joint venture partner of GS Superhighway JV	Interest paid (notes b and d)	4,814	2,753	1,339	495
	Management fee paid	3,233	—	—	—
	Reimbursement of operating expenses to the joint venture partner (note d)	—	5,440	5,440	4,696
	Consultancy fee paid (note d)	—	—	—	1,884
	Dividends paid and payable	—	—	—	423,900
Other PRC joint venture partner of Ring Road JV	Management fee paid (note d)	4,008	3,994	3,999	3,222
Other foreign joint venture partner of Ring Road JV	Management fee paid (note d)	2,004	1,997	2,000	1,666
	Interest income (notes b and d)	—	28,978	33,021	33,101

In addition, during the year ended 30 June, 2002 and the ten months ended 30 April, 2003, guarantees had been given by the other joint venture partner of GS Superhighway JV for bank loan facilities of RMB510 million granted to GS Superhighway JV at a fee of approximately HK$565,000 and HK$283,000 for the respective periods. Subsequent to 30 April, 2003, a new bank loan was raised by GS Superhighway JV to finance the repayment of the bank loans of RMB510 million and the said guarantees given by the other joint venture partner were released.

Notes:

a. The interest was charged on the principal amount of loans outstanding at a fixed rate of 10.1244% per annum.

b. The interest was charged on the principal amount of loans outstanding at commercial lending rates.

c. In the opinion of directors, the transactions other than those mentioned in notes a and b were carried out based on the terms agreed by the parties concerned and in the ordinary course of business.

d The directors of the Company have confirmed that these transactions will continue after the listing of the Company's shares on the Main Board of the Stock Exchange.

B. NET ASSETS OF THE COMPANY

The Company was incorporated on 14 January, 2003. Pursuant to the Group Reorganisation, the Company became the holding company of the Group on 30 June, 2003. Had the Group Reorganisation been completed on 30 April, 2003, the net assets of the Company at that date would have been approximately HK$1,247 million, representing the Company's investment in its subsidiaries.

The Company had no distributable reserves at 30 April, 2003.

C. ULTIMATE HOLDING COMPANY

As at 30 April, 2003, the directors consider that Company's ultimate holding company to be Hopewell Holdings Limited, a public limited liability company incorporated in Hong Kong whose shares are listed on The Stock Exchange of Hong Kong Limited.

D. DIRECTORS' REMUNERATION

Save as disclosed in this report, no remuneration has been paid or is payable in respect of the Relevant Periods by the Company or any of its subsidiaries to the Company's directors.

Under the arrangements presently in force, the aggregate remunerations payable to the directors of the Company for the year ended 30 June, 2003 is estimated to be approximately HK$2,682,000.

E. SUBSEQUENT EVENTS

Subsequent to 30 April, 2003, in preparation for the listing of the Company's shares on The Stock Exchange of Hong Kong Limited, the subsidiaries now comprising the Group underwent a reorganisation to rationalise the group structure. As a result of the reorganisation, the Company became the holding company of the Group on 30 June, 2003. The details of this reorganisation, and other changes, are set out in the paragraph headed "Corporate Reorganisation" in Appendix IX to the Prospectus.

F. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements of the Group, the Company, any of its subsidiaries or jointly controlled entitles have been prepared in respect of any period subsequent to 30 April, 2003.

Yours faithfully,
Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

The combined financial information of the Company is prepared and presented in accordance with IFRS, which differs in certain material respects from accounting principles generally accepted in Hong Kong ("HK GAAP") and accounting principles generally accepted in the United States ("US GAAP"). Such differences involve methods for measuring the amounts shown in the financial information, as well as additional disclosures, which have not been described, required by HK GAAP or/and US GAAP.

Certain material differences among IFRS, HK GAAP and US GAAP relevant to the Company's combined financial information are summarised below. This summary should not be construed to be exhaustive. The Company has made no attempt to quantify the impact of those differences. In making an investment decision, investors must rely upon their own examination of the Company, the terms of the offering and the financial information. Potential investors should consult their own professional advisors for an understanding of the differences among IFRS, HK GAAP and US GAAP, and how these differences might affect the financial information herein. Additionally, no attempt has been made to identify future differences among IFRS, HK GAAP and US GAAP as the result of prescribed changes in accounting standards and regulations. Regulatory and professional bodies that promulgate IFRS, HK GAAP and US GAAP have significant ongoing projects that could affect future comparisons such as this one. Finally, no attempt has been made to identify all future differences among IFRS, HK GAAP and US GAAP that may affect the Company's combined financial information as a result of transactions or events that may occur in the future.

1. ACCOUNTING FOR JOINTLY CONTROLLED ENTITIES

IFRS's benchmark treatment for a venturer to account for its interest in the jointly controlled entity is proportionate consolidation of the financial statements of the jointly controlled entity. Proportionate consolidation may be given effect by either combining the venturer's share of each of the assets, liabilities, income and expenses of the jointly controlled entity with the similar items in its own financial statements on a line-by-line basis; or including separate line items for the venturer's share of the assets, liabilities, income and expenses of the jointly controlled entity in its own financial statements. IFRS also permits the equity method of accounting as an allowed alternative treatment for a venturer to report the interest in the jointly controlled entity.

Under HK GAAP and US GAAP, investments in jointly controlled entities should be accounted for by the equity method in consolidated financial statements. However, under US GAAP, where it is established industry practice, e.g. in some oil and gas venture accounting, the investor-venturer may account on a pro rata basis for its shares of the assets, liabilities, revenue and expenses of the venture.

2. REVALUATION OF FIXED ASSETS AND DEPRECIATION

IFRS and HK GAAP allow, but do not require, periodic revaluation of property, plant and equipment. Depreciation is provided to write off the depreciable amounts of property, plant and equipment over their estimated useful lives on a systematic basis.

Under US GAAP, property, plant and equipment must be stated at historical cost and, other than freehold land, must be depreciated over the estimated useful life of the assets on a systematic basis.

3. GOODWILL ARISING ON CONSOLIDATION

IFRS and HK GAAP requires goodwill arising from an acquisition to be capitalised and amortised over its estimated useful life, which normally should not exceed twenty years. Negative goodwill is presented as a deduction from positive goodwill and is released to income based on an analysis of the circumstances from which the balance of negative goodwill resulted. At each balance sheet date, the recoverable amount of goodwill must be estimated and any impairment loss should be taken to the income statement.

US GAAP requires that goodwill acquired in a business combination no longer be amortised, but instead tested for impairment at least annually. Negative goodwill shall be allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except financial assets other than investments accounted for by the equity method, assets to be disposed of by sale, deferred tax assets, prepaid assets relating to pension or other postretirement benefit plans, and any other current assets. If any excess remains after reducing to zero the amounts that otherwise would have been assigned to those assets, that remaining excess shall be recognised as an extraordinary gain. The extraordinary gain shall be recognised in the period in which the business combination is completed unless the acquisition involves contingent consideration that, if paid or issued, would be recognised as an additional element of cost of the acquired entity.

4. IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

IFRS and HK GAAP require that an enterprise assess at each balance sheet date whether there is any indication that a long-lived asset may be impaired. If any such indication exists, the enterprise should estimate the recoverable amount of the long-lived asset. Recoverable amount is the higher of a long-lived asset's net selling price and its value in use. Value in use is measured on a discounted present value basis. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount. A reversal of previous provision of impairment is allowed to the extent of the loss previously recognised as expense in the income statement.

Under US GAAP, long-lived assets and certain identifiable intangibles (excluding goodwill) held and used by an entity are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of a long-lived asset and certain identifiable intangibles (excluding goodwill) may not be recoverable. An impairment loss is recognised if the expected future cash flows (undiscounted) are less than the carrying amount of the assets. The impairment loss is measured based on the fair value of the long-lived assets and certain identifiable intangibles (excluding goodwill). Subsequent reversal of the loss is prohibited. Long-lived assets and certain identifiable intangibles (excluding goodwill) to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

5. DEFERRED INCOME TAXES

Under IFRS, deferred tax liabilities and assets are recognised for the estimated future tax effects of all temporary differences between the financial statements carrying amounts of assets and liabilities and their respective tax bases. Deferred tax asset is recognised to the extent that it is probable that future profits will be available to offset the deductible temporary differences or carry forward of unused tax losses and unused tax credits.

Under HK GAAP, for the accounting periods beginning prior to 1 January, 2003, deferred taxation was recognised in respect of the tax effect of all timing differences, to the extent that it is probable that an asset or a liability will crystallize in the foreseeable future. With respect to recognising a deferred tax asset relating to prior operating losses that can be carried forward as deduction against taxable income in future years, HK GAAP required deferred tax net debit balance to be carried forward as assets only to the extent that they are expected to be recoverable without replacement by equivalent debit balance. Effective from all the accounting periods beginning on or after 1 January, 2003, HK GAAP adopts the same approach as IFRS in accounting for deferred income taxes.

Under US GAAP, deferred tax assets are recognised, subject to a valuation allowance, to the extent that it is "more likely than not" that some portion or all of the deferred tax assets will not be realised. "More likely than not" is defined as a likelihood of more than 50%.

With respect of the measurement of the deferred taxation, IFRS requires recognition of the effects of a change in tax laws or rates when the change is "substantively" enacted. US GAAP requires measurement using enacted tax laws and rates at the balance sheet date.

6. FOREIGN CURRENCY TRANSACTIONS

IFRS allows exchange losses on a liability for the recent acquisition of an asset invoiced in a foreign currency to be added to the cost of the asset when there is a severe devaluation or depreciation of a currency against which there is no practical means of hedging and that affects the related liability which cannot be settled. This accounting treatment is not permitted under both HK GAAP and US GAAP.

7. INTANGIBLE ASSETS

Under IFRS and HK GAAP, amortisation of intangible assets is mandatory with a rebuttable presumption that the useful life of an intangible asset will not exceed 20 years from the date when the asset is available for use. A revaluation of an intangible asset is allowed as an alternative treatment if the intangible asset is traded on an active market.

Under US GAAP, intangible assets (other than goodwill) with indefinite useful lives are not amortised but instead tested for impairment at least annually in accordance with the provisions of SFAS 142 "Goodwill and Other Intangible Assets". Intangible assets (other than goodwill) that have finite useful lives are amortised over their useful lives. No revaluation of intangible assets (other than goodwill) is permitted.

8. RESEARCH AND DEVELOPMENT COSTS

Both IFRS and HK GAAP require classification of the costs associated with the creation of intangible assets by research phase and development phase. Costs in the research phase must always be expensed. Costs in the development phase are expensed unless the entity can demonstrate all of the following:

- the technical feasibility of completing the intangible asset so that it will be available for use or sale;
- its intention to complete the intangible asset and use or sell it;
- its ability to use or sell the intangible asset;
- how the intangible asset will generate probable future economic benefits. Among other things, the enterprise should demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;
- the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
- its ability to measure the expenditure attributable to the intangible asset during the development phase.

Under US GAAP, research and development costs are expensed as incurred except for:

- those incurred on behalf of other parties under contractual arrangements;
- those that are unique for enterprises in the extractive industries;
- certain costs incurred internally in creating a computer software product to be sold, leased or otherwise marketed, whose technological feasibility is established, i.e. upon completion of a detailed program design or, in its absence, upon completion of a working model; and
- certain costs related to the computer software developed or obtained for internal use.

The general requirement to write off expenditure on research and development as incurred is extended to research and development acquired in a business combination.

9. SEGMENTAL REPORTING

Under IFRS and HK GAAP, a listed enterprise is required to determine its primary and secondary segments (i.e. business and geographical) reporting format and to disclosed the results, assets and liability of each such segments being identified. The determination of primary and secondary segment is based on the dominant source of the enterprise's business risks and returns. Accounting policies adopted for preparing and presenting the financial statements of the company should also be adopted in reporting the segmental results and assets.

Under US GAAP, a management approach is employed in defining segments based on operating segments. An enterprise is required to identify externally reportable segments by looking to the internally reported segments of an enterprise, but only for the primary basis of segment reporting. US GAAP does not identify a secondary reporting format based on management segment reporting and a mixed segmentation is allowed if that is how it is reported internally. In measurement of the segmental results, US GAAP permits the use of the accounting polices used for internal reporting purposes which is not necessarily consistent to the consolidated financial statements.

10. PROVISIONS

Under IFRS and HK GAAP, provisions are recognised when an entity has a legal obligation or constructive obligation as a result of a past event which it is probable will result in an outflow of economic benefits that can be reasonably estimated. An outflow of resources or other events is regarded as probable if the event is more likely than not to occur. The provision should be measured based on the best estimate of expenditure required to settled the present obligation at the balance sheet date by the use of the most likely outcome or expected value (for provision related to a large population of items). In measuring the provision, the estimated economic outflow should be discounted to present value when the time value of money is material.

Under US GAAP, provisions are recognised when the Company has a present obligation and it is probable that they will occur. Probable is defined as likely to occur. If a range of estimates for the provision is present and no amount in the range is more likely than any other amount in the range, the "minimum" amount must be used to measure the liability. A provision must only be discounted when the timing of the cash flows is fixed.

11. CAPITALISATION OF BORROWING COSTS

IFRS allows and HK GAAP requires capitalisation of borrowing costs for those borrowings being directly attributable to acquisition, construction or production of qualifying assets which are assets that necessarily take a substantial period of time to get ready for their intended use or sale. The amount to be capitalised is the borrowing cost which could theoretically have been avoided if the expenditure on the qualifying asset were not made. The benchmark treatment under IFRS is to expense all borrowing costs.

US GAAP requires capitalisation of interest costs for qualifying assets. One difference arises with respect to the calculation of borrowing costs to be capitalised where funds are borrowed specifically for the purpose of obtaining a qualifying asset. Under IFRS and HK GAAP, any investment income earned on the temporary investment of funds pending their expenditure on the qualifying assets are deducted from the actual borrowing costs incurred to arrive at the borrowing cost eligible for capitalisation. Under US GAAP, the amount of borrowing cost to be capitalised is based solely on the interest related to the expenditure incurred. Any temporary investment income earned is ignored.

(A) PROFIT ESTIMATE FOR THE YEAR ENDED 30 JUNE, 2003

The estimate of the combined profit after taxation and minority interests but before extraordinary items of the Group for the year ended 30 June, 2003 is set out in the section headed "Financial information — Profit estimate and forecast — Profit estimate for the year ended 30 June, 2003" in this prospectus.

Basis

The estimate of the combined profit after taxation and minority interests but before extraordinary items of the Group for the year ended 30 June, 2003 is based on the audited combined results of the Group for the ten months ended 30 April, 2003, the combined results shown in the unaudited combined management accounts of the Group for the month of May 2003 and an estimate of the combined results of the Group for the remaining one month of the financial year ended 30 June, 2003. The Directors are not aware of, nor do they expect, any extraordinary items which have arisen during the year ended 30 June, 2003. The estimate for the year ended 30 June, 2003 has been prepared on the basis of accounting policies consistent with those adopted for the purpose of the Accountants' Report set out in Appendix I of this prospectus.

(B) PROFIT FORECAST FOR THE YEAR ENDING 30 JUNE, 2004

The forecast combined profit after taxation and minority interests but before extraordinary items of the Group for the year ending 30 June, 2004 is set out in the section headed "Financial Information — Profit Forecast — Profit forecast for the year ending 30 June, 2004" in this prospectus.

Bases and assumptions

The forecast of the combined profit after taxation and minority interests but before extraordinary items of the Group for the year ending 30 June, 2004 is based on a forecast of the results of the Group for the year ending 30 June, 2004. The Directors are not aware of, nor do they expect, any extraordinary items which are likely to arise during the year ending 30 June, 2004. The forecast for the year ending 30 June, 2004 has been prepared on the basis of accounting policies consistent with those adopted for the purpose of the Accountants' Report set out in Appendix I of this prospectus.

The Directors have adopted the following assumptions in the preparation of the profit forecast:

(a) there will be no material changes in existing political, legal, fiscal, market or economic conditions in Hong Kong, the PRC or any other countries or territories in which the Group currently operates or which are otherwise material to the Group's income;

(b) there will be no changes in policies, legislation, regulations or rules in Hong Kong, the PRC or any other countries or territories in which the Group operates or have arrangements or agreements (including, but not limited to, those in relation to traffic and transport), which may adversely affect the Group's business or operations;

(c) there will be no material changes in the bases or rates of taxation in the countries or territories in which the Group operates;

(d) there will be no material changes in interest rates or foreign currency exchange rates from those currently prevailing as at the date of this prospectus;

(e) the Group's operations and business will not be severely interrupted by any force majeure events or unforeseeable factors or any unforeseeable reasons that are beyond the control of the Directors, including the occurrence of natural disasters or catastrophes (such as floods and typhoons), epidemics or serious accidents; and

(f) the volumes of traffic will not be less than the levels projected by the traffic consultant in the conservative scenarios as stated in Appendix VI.

(C) LETTERS

Set out below are texts of the letters received by the Company from Deloitte Touche Tohmatsu, the auditors and reporting accountants of the Company, and from Citigroup in connection with the estimated and forecast combined profit after taxation and minority interests but before extraordinary items of the Group for the year ended 30 June, 2003 and the year ending 30 June, 2004, respectively.

(I) Letters from Deloitte Touche Tohmatsu

德勤•關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

執業會計師
香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

28 July, 2003

The Directors
Hopewell Highway Infrastructure Limited
Citigroup Global Markets Asia Limited

Dear Sirs,

We have reviewed the accounting policies adopted and calculations made in arriving at the estimate of the combined profit after taxation and minority interests but before extraordinary items of Hopewell Highway Infrastructure Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") for the year ended 30 June, 2003 (the "Estimate"), for which the directors of the Company are solely responsible, as set out in the prospectus dated 28 July, 2003 issued by the Company. The Estimate is prepared based on the audited combined results of the Group for the ten months ended 30 April, 2003, the combined results shown in the unaudited combined management accounts of the Group for the month of May 2003 and an estimate of the combined results of the Group for the remaining one month of the financial year ended 30 June, 2003 and on the basis that the Group had been in existence throughout the entire financial year.

In our opinion, the Estimate, so far as the accounting policies and calculations are concerned, has been properly compiled on the bases made by the directors of the Company as set out in part A of Appendix III of the above-mentioned prospectus and is presented on a basis consistent in all material respects with the accounting policies normally adopted by the Group as set out in our accountants' report dated 28 July, 2003, the text of which is set out in Appendix I of the above-mentioned prospectus.

Yours faithfully,
Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

德勤•關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

執業會計師
香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

28 July, 2003

The Directors
Hopewell Highway Infrastructure Limited
Citigroup Global Markets Asia Limited

Dear Sirs,

We have reviewed the accounting policies adopted and calculations made in arriving at the forecast of the combined profit after taxation and minority interest but before extraordinary items of Hopewell Highway Infrastructure Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") for the year ending 30 June, 2004 (the "Forecast") for which the directors of the Company are solely responsible, as set out in the prospectus dated 28 July, 2003 issued by the Company.

In our opinion, the Forecast, so far as the accounting policies and calculations are concerned, has been properly compiled on the basis of the assumptions made by the directors of the Company as set out in part B of Appendix III of the above-mentioned prospectus and is presented on a basis consistent in all material respects with the accounting policies normally adopted by the Group as set out in our accountants' report dated 28 July, 2003, the text of which is set out in Appendix I of the above-mentioned prospectus.

Yours faithfully,
Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

(II) Letter from Citigroup


citigroup

28 July, 2003

The Directors
Hopewell Highway Infrastructure Limited

Dear Sirs,

We refer to the estimate and forecast of the combined profit after taxation and minority interest but before extraordinary items of Hopewell Highway Infrastructure Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") for the year ended 30 June, 2003 and the year ending 30 June, 2004, respectively, (the "Profit Estimate" and the "Profit Forecast", respectively) as set out in the prospectus issued by the Company dated 28 July, 2003.

We have discussed with you the bases and assumptions upon which the Profit Estimate and the Profit Forecast have been made. We have also considered, and relied upon, the letters dated 28 July, 2003 addressed to yourselves and ourselves from Deloitte Touche Tohmatsu regarding the accounting policies and calculations upon which the Profit Estimate and the Profit Forecast have been made.

On the basis of the information comprising the Profit Estimate and the Profit Forecast and on the bases and assumptions of the accounting policies and calculations adopted by you and reviewed by Deloitte Touche Tohmatsu, we are of the opinion that the Profit Estimate and the Profit Forecast, for which you are solely responsible, have been made after due and careful enquiry.

Yours faithfully,
For and on behalf of
Citigroup Global Markets Asia Limited
Frank J. Slevin
Managing Director

The following is the text of a letter, summary of values and valuation certificate, prepared for the purpose of incorporation in this prospectus received from FPDSavills (Hong Kong) Limited, the independent property valuer, in connection with their valuations as at 30 April, 2003 of the property interests of the Group.

FPDSavills

第一太平戴維斯 INTERNATIONAL PROPERTY CONSULTANTS

FPDSavills (Hong Kong) Limited
23/F Two Exchange Square
Central, Hong Kong

Telephone: 2801 6100
Direct Line: 2801 6100
Direct Fax: 2530 0756

www.fpdsavills.com
www.fpdsavillsproperty.com

FPDSavills International

28 July, 2003

The Directors
Hopewell Highway Infrastructure Limited
Room 6402, 64th Floor,
Hopewell Centre,
183 Queen's Road East,
Hong Kong

Dear Sirs,

In accordance with your instructions to value the property interests of Hopewell Highway Infrastructure Limited (the "Company"), its subsidiaries and jointly controlled entities (hereinafter together referred to as the "Group") in Hong Kong and the People's Republic of China (the "PRC"), we confirm that we have carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for providing you with our opinion of the open market values of the property interests as at 30 April, 2003 (the "Valuation Date").

Our valuations of the property interests are our opinion of the open market value of each of the properties concerned which we would define as intended to mean "the best price at which the sale of an interest in a property would have been completed unconditionally for cash consideration on the Valuation Date, assuming:

a) a willing seller;

b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of the price and terms and for the completion of the sale;

c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

d) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

Our valuations are made in accordance with the Guidance Notes on the Valuation of Property Assets published by the Hong Kong Institute of Surveyors, the relevant provisions of the Companies Ordinance and Chapter 5 of Listing Rules published by the Stock Exchange of Hong Kong and its Practice Note 12.

Properties in Group I are held by the Group for occupation and the property interests are valued by the comparison method on the assumption that each property can be sold with the benefit of vacant possession. Comparison based on the prices realized on actual sales or offerings of comparable properties is made. Comparable properties with similar size, character and location are analysed, and carefully weighted against all respective advantages and disadvantages of each property in order to arrive at a fair comparison of value.

In respect of property interests in Groups II and III which are rented and occupied by the Group in Hong Kong and the PRC respectively under tenancy agreements, we are of the opinion that they have no commercial value due to the prohibition against assignment or sub-letting or otherwise due to lack of substantial profit rent and/or the short term nature of the interests.

We have inspected the properties included in the attached valuation certificate. During the course of our inspection, we did not note any serious defects. However, no structural survey has been made and we are therefore unable to report as to whether the properties are free from rot, infestation or other defects. No tests were carried out on any of the services.

We have caused searches to be made at the relevant Land Registry against the property interests in Hong Kong. We have not, however, searched the original documents to verify ownership nor to ascertain the existence of any amendments which do not appear on the copies handed to us. For property interests in the PRC, we have not investigated the title of the property interests nor scrutinised the original documents, but have been provided with extracts of some title documents and the relevant tenancy agreements. All documents and leases have been used for reference only. In our valuations, we have relied on the advice given by the Group and its legal advisers on PRC laws, Haiwen & Partners (the "PRC Legal Advisers") regarding the title to the property interests in properties in the PRC.

Our valuations have been made on the assumption that the property interests can be sold in the open market without the effect of any deferred term contracts, leasebacks, joint ventures, management agreements or any other similar arrangements which might serve to affect the value of the property interests. In addition, no account has been taken of any option or right of pre-emption concerning or affecting the sale of the properties, and no allowance is made for the properties to be sold to a single party and/or as a portfolio or portfolios. We have also assumed that the Group has enforceable title to the property interests, and have free and uninterrupted rights to use the properties for the whole of the respective unexpired terms granted. In our valuations, we have taken into account the legal opinion of the PRC Legal Advisers, and while we have exercised our professional judgement in arriving at our valuations, you are urged to consider our valuation assumptions with caution. Other special assumptions of each property, if any, have been stated in the footnotes of the valuation certificate for the respective properties.

Having examined all relevant documentation, we have relied to a considerable extent on the information given by the Group, particularly in respect of statutory notices, easements, tenures, occupation, rentals, site areas and floor areas, and in the identification of those properties in which the Group has valid interests. All documents have been used for reference only. Unless otherwise stated, all dimensions, measurements and areas included in the valuation certificate are based on information contained in the documents provided to us by the Group and are therefore approximates. We have no reason to doubt the truth and accuracy of the information provided to us by the Group, and have been advised by the Group that no material facts have been omitted from the information provided. We have no reason to suspect that any material information has been withheld, and consider that we have been provided with sufficient information to establish an informed view.

No allowance has been made in our valuations for any charges, mortgages or amounts owing on any of the properties valued nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that all the property interests are free from encumbrances, restrictions and outgoings of an onerous nature which could affect their values.

Unless otherwise stated, all property values are denominated in Hong Kong Dollars. The exchange rate used in our valuation is HK$1 to RMB1.06 which was prevailing as at the Valuation Date. There has been no significant fluctuation in such exchange rate between the Valuation Date and the date of this letter.

Our valuations are summarised and our valuation certificate is attached hereto.

Yours faithfully,
For and on behalf of
FPDSavills (Hong Kong) Limited

William W L Wong
BLE, MRICS, MHKIS, RPS (GP)
Senior Director
Valuation and Consultancy

Samuel C K Young
BSc (Hons), RPS (GP), MCIArb
Associate Director
Valuation and Consultancy

Note: Mr. William W L Wong and Mr. Samuel C K Young are Chartered Surveyors with over 15 years' valuation experience in Hong Kong, including over 8 years' valuation experience in the PRC.

SUMMARY OF VALUES

No.	Property	Capital Value in existing state as at 30 April, 2003	Interest attributable to the Group	Capital Value Attributable to the Group
		(HK$)	(%)	(HK$)
Group I — Properties held by the Group for occupation in the PRC				
1.	Guangzhou-Shenzhen Superhighway, Guangdong Province, The PRC	No commercial value		No commercial value
2.	Guangzhou East-South-West Ring Road, Guangdong Province, The PRC	No commercial value		No commercial value
3.	Basement 2; Podium Levels 2 & 3; Units 02 to 06 on Level 8, the whole of Levels 9 to 13, Units 03 and 04 on Level 14 and Units 01 and 02 on Level 18 of East Tower, Jiaxing Building, Haizhu District, Guangzhou, Guangdong Province, The PRC	26,600,000	48.75%*	12,967,500
4.	Units 102, 103, 104, 203, 204, 303, 304, 403, 404, 503 and 504 of Block 3, Fu Yuan, Zhen Zhong Lu, Wangniudun, Dongguan, Guangdong Province, The PRC	1,090,000	48.75%*	531,375
	Sub-total:	27,690,000		13,498,875

SUMMARY OF VALUES

No.	Property		Capital Values in existing state as at 30 April, 2003
Group II — Property rented by the Group in Hong Kong			
5.	Room 6402, 64th Floor, Hopewell Centre, No.183 Queen's Road East, Wanchai, Hong Kong		No commercial value
		Sub-total:	No commercial value
Group III — Properties rented by the Group in the PRC			
6.	Rooms 11330, 11331 and 11336, Tower 1, Guangzhou Sanyu Hotel, No.23 Sanyu Road, Dongshan District, Guangzhou, Guangdong Province, The PRC		No commercial value
7.	Asphalt Plant, North-east to Pier No. 2, Phase 1 of Xin Sha Gang District, Dongguan, Guangdong Province, The PRC		No commercial value
8.	2 plots of land (at K56+400 to K57+580) adjoining to the Guangzhou-Shenzhen Superhighway, Guangdong Province, The PRC		No commercial value
9.	Level 19, Jia Ye Building, No. 318 Dong Feng Zhong Road, Guangzhou, Guangdong Province, The PRC		No commercial value

No.	Property	Capital Values in existing state as at 30 April, 2003
10.	Portions of Levels 1 and 2, Tower 2, Ji Ye Garden, Pingzhou District, Nanhai, Guangdong Province, The PRC	No commercial value
11.	Portion of Level 1 Tower 2, Ji Ye Garden, Pingzhou District, Nanhai, Guangdong Province, The PRC	No commercial value
12.	Unit 206 and 23 units on Levels 3 to 8, Tower 4, Ji Ye Garden, Pingzhou District, Nanhai, Guangdong Province, The PRC	No commercial value
13.	Room 805, Nos. 111-115 Siyou Xin Malu, Dongshan District, Guangzhou, Guangdong Province, The PRC	No commercial value
	Sub-total:	No commercial value

	Capital Value in existing state as at 30 April, 2003	Capital Value Attributable to the Group
	(HK$)	(HK$)
Total:	27,690,000	13,498,875

* *Note:* The percentage interests attributable to the Group is based on the current profit sharing ratio, taking into account a minority party which currently holds 2.5% indirect interest in HHI GS Superhighway Co.

VALUATION CERTIFICATE

Group I — Properties held by the Group for occupation in the PRC

No.	Property	Description and Tenure	Status of Occupancy	Capital Value in Existing state as at 30 April, 2003
1	Guangzhou-Shenzhen Superhighway, Guangdong Province, The PRC	The property comprises a superhighway together with some ancillary facilities. The superhighway links Guangdan in Guangzhou to Huanggang in Shenzhen. The superhighway has a total length of 122.8 km and is of an asphalt-paved dual 3-lane carriageway design, with emergency parking shoulders in each direction. It is a closed system expressway facilitated with 18 interchanges and 18 toll plazas. The official open day of the superhighway was 1 July, 1997 (hereafter referred to as "GS Superhighway"). GS Superhighway is built with a petroleum filling station; a headquarters complex in Taiping, which includes 4 blocks of 6 to 7-storey staff quarters, a 12-storey office building, a 4-storey vehicles repairing centre, a 7-storey guest hostel and a single storey canteen; 3 office premises located in Shenzhen, Dongguan and Luogang (Guangzhou); 3 staff quarters located in Guangzhou, Hezhou and Daojiao as well as 95 advertising boards (hereafter referred to as "Ancillary Facilities").	GS Superhighway is operated by Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited ("GS Superhighway JV") as a Toll Road. Except for the petroleum filling station ("PFS"), the Ancillary Facilities are occupied by GS Superhighway JV. The operation of the PFS has been licensed for a period to be expired in 2017. 93 advertising boards are licensed under various cooperation agreements for various terms of 2 years to 9 years and 3 months. The latest expiry date of the agreements is 31 July, 2010. The other 2 advertising boards are occupied by GS Superhighway JV and offered for licence.	No Commercial Value

No.	Property	Description and Tenure	Status of Occupancy	Capital Value in Existing state as at 30 April, 2003
		The property comprises 45 parcels of land, which are held under 24 State-owned Land Use Rights Certificates and 21 Real Estate Ownership Certificates. The total site area underlying the property is 10,461,698 sq.m. (112,608,671 sq.ft.) or thereabouts. Except the 2 parcels of land which are held under State-owned Land Use Rights Certificates No. (2002)142 and (2000)C0200765 on which the terms are unspecified, the expiry date of remaining 43 parcels of land is 30 June, 2027.		

Notes:

1. Pursuant to the Joint Venture Contract for the Cooperative Construction, Operation and Management of the Guangzhou-Shenzhen-Zhuhai Superhighway and Service Facilities dated 20 April, 1987 and its subsequent amendments dated 25 December, 1987, 30 December, 1990, 23 November, 1992, 27 October, 1994 and 3 April, 1997, together with the Articles of Association of the Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited dated 6 February, 1988 and its subsequent amendment dated 31 December, 1991 (together referred to as "GS JV Contract"), the salient conditions are stipulated as follows:

i.	Joint Venture Entity	:	Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited (hereinafter referred to as "GS Superhighway JV")			
ii.	Party A	:	Guangdong Provincial Highway Construction Company			
	Party B	:	Hopewell China Development (Superhighway) Limited			
iii.	Concession Period	:	30 years from 1 July, 1997			
iv.	Profit distribution (Party's B share)	:	(a)	1st to 10th year	:	50% of Distributable Profit
			(b)	11th to 20th year	:	48% of Distributable Profit
			(c)	21st to 30th year	:	45% of Distributable Profit

2. By virtue of Business Licence (Registration No.: Qi Zuo Yue Zong Zi No. 000254) dated 8 November, 2001 issued by the Industrial and Commerce Administrative Bureau of Guangdong Province, the operation period of GS Superhighway commenced on 27 April, 1988 and expires on 30 June, 2027.

3. GS Superhighway JV has been granted a Certificate of Approval for Establishment of Enterprises with Investment of Taiwan, Hongkong, Macau Chinese in the People's Republic of China (Document No.: Yue He Zuo Zheng Zi (1988) 0151) by the People's Government of Guangdong dated 25 April, 1988.

4. Pursuant to the 24 State-owned Land Use Rights Certificates (LURC), the respective land use rights of the property are allocated to GS Superhighway JV for highway uses. Furthermore, pursuant to 21 Real Estate Ownership Certificates (REOC), the respective land use rights of the property are held by GS Superhighway JV for highway uses for a term expiring on 30 June, 2027. It is stated on the REOC that the respective plots of land that form part of the property cannot be assigned by GS Superhighway JV, and that the mortgaging or leasing of the respective plots of land concerned shall be in accordance with relevant regulations.

5. The PRC Legal Advisers have stated in their legal opinion, *inter alia*, that:

   (i) GS Superhighway JV has the right to use the property during the concession period;

   (ii) GS Superhighway JV shall not assign, mortgage or lease the property held under the 24 State-owned Land Use Rights Certificates (LURC) which are for highway uses. Except 2 parcels of land which is held under Land Use Rights Certificates No. (2002)142 and (2000)C0200765 respectively, the expiry date of the land use rights for the other 22 parcels of land is 30 June, 2027;

   (iii) GS Superhighway JV shall not assign or mortgage the property held under the 21 Real Estate Ownership Certificates (REOC) which are for highway uses. Leasing of the property shall be in accordance with relevant regulations. The expiry date of the land use rights for the 21 parcels of land which are held under the respective REOC is 30 June, 2027; and

   (iv) According to the LURC and REOC provided by the Company, there are no records of any encumbrances.

No.	Property	Description and Tenure	Status of Occupancy	Capital Value in Existing state as at 30 April, 2003
2	Guangzhou East-South-West Ring Road, Guangdong Province, The PRC	The property forms part of the Guangzhou Ring Road. It runs along the eastern, southern and western fringes of the Guangzhou urban areas. It begins on the east near the Guangdan toll plaza of the Guangzhou-Shenzhen Superhighway, and ends on the west at the Shabei interchange with the Guangzhou Northern Ring Road and the Guangfo Expressway ("Guangzhou E-S-W Ring Road"). The Guangzhou E-S-W Ring Road has a total length of 38 km and is of a concrete-paved dual 3-lane carriageway design. It is a closed system expressway facilitated with 10 interchanges, 10 toll plazas and a management centre at the Sanjiao interchange. It has been fully completed and in operation since June 2000. 2 parcels of land in Nanhai which are held under 2 State-owned Land Use Rights Certificates are allocated for the property for an unspecified term.	The property is operated and occupied by Guangzhou E-S-W Ring Road Company Limited ("Ring Road JV") as a Toll Road.	No Commercial Value

Notes:

1. Pursuant to the Joint Venture Contract for the Cooperative Construction, Operation and Management of the Guangzhou East-South-West Ring Road dated 23 November, 1992 and its subsequent amendments dated 31 October, 1997, 1 December, 1998 and 30 July, 2001 together with the Articles of Association of the Guangzhou East-South-West Ring Road Company Limited dated 23 November, 1992 and its subsequent amendments dated 23 February, 1998 and 30 July, 2001 (together referred to as "Ring Road JV Contract"), the salient conditions are stipulated as follows:

i.	Joint Venture Entity	:	Guangzhou E-S-W Ring Road Company Limited (Hereinafter referred to as "Ring Road JV")			
ii.	Party A	:	Guangzhou City Tongda Highway Company			
	Party B(1)	:	Hopewell Guangzhou Ring Road Limited			
	Party B(2)	:	CKI Guangzhou Ring Roads Limited			
iii.	Concession Period	:	30 years from 1 January, 2002			
iv.	Profit distribution (Party B(1)'s share)	:	(a)	1st to 10th year	:	45% of Net Cash Flow
			(b)	11th to 20th year	:	37.5% of Net Cash Flow
			(c)	21st to 30th year	:	32.5% of Net Cash Flow

2. By virtue of Business Licence (Registration No.: Qi Zuo Yue Sui Zong Zi No 000342) dated 10 May, 2001 issued by the Industrial and Commerce Administrative Bureau of Guangzhou and granted to Ring Road JV, the operation period of the Guangzhou E-S-W Ring Road commenced on 26 December, 1992 and expires on 26 January, 2032.

3. Ring Road JV has been granted a Certificate of Approval for Establishment of Enterprises with Foreign Investment in the People's Republic of China (Document No.: Sui He Zuo Zheng Zi (1992) 0577) by the People's Government of Guangzhou dated 24 December, 1992.

4. Pursuant to the 2 State-owned Land Use Rights Certificates (LURC) (Document Nos.: Nan Fu Guo Yong (1999) Zi No. 00264 and Nan Fu Guo Yong (1999) Zi No. 00265) dated 2 September, 1999, the land use rights of approximately 466,037.07 sq. m. (5,016,376.42 sq. ft.) of the property in Nanhai are allocated to Ring Road JV for highway uses. The LURC states that the property could not be assigned, leased or mortgaged by Ring Road JV.

5. The State-owned Land Use Rights Certificates/Real Estate Ownership Certificates of the remaining parcels of land in Guangzhou, which are not included in the 2 parcels of land as stated above, are in the process of application.

6. The PRC Legal Advisers have stated in their legal opinion, *inter alia*, that

   (i) Ring Road JV has the right to use the 2 parcels of land in Nanhai, which comprise approximately 466,037.07 square metres and are held under 2 State-owned Land Use Rights Certificates which are for highway uses, but it shall have no right to assign, mortgage or lease the property;

   (ii) Ring Road JV is in the process of obtaining the State-owned Land Use Rights Certificates for the remaining parcels of land in Guangzhou. There is no legal impediment for Ring Road JV in obtaining the abovementioned State-owned Land Use Rights Certificates; and

   (iii) According to the 2 State-owned Land Use Rights Certificates provided by the Company, there are no records of any encumbrances.

No.	Property	Description and Tenure	Status of Occupancy	Capital Value in Existing state as at 30 April, 2003
3	Basement 2; Podium Levels 2 & 3; Units 02 to 06 on Level 8, the whole of Levels 9 to 13, Units 03 and 04 on Level 14 and Units 01 and 02 on Level 18 of East Tower, Jiaxing Building, Haizhu District, Guangzhou, Guangdong Province, The PRC	The property comprises car parking spaces on Basement 2, 2 commercial floors on Podium Levels 2 and 3, and 39 residential units in a newly completed 23-storeys (excluding 2 basement levels) commercial/residential building. The total gross floor area of the property is approximately 6,149.082 sq.m. (66,188 sq.ft.) (excluding car park), including 2,412 sq.m. (25,963 sq.ft.) of commercial accommodation and 3,737.082 sq.m. (40,226 sq.ft.) of residential units. The property is held under a State-owned Land Use Rights Certificate dated 29 May, 2000 for a term of 70 years for residential use; 40 years for commercial/tourism/ entertainment use and 50 years for other uses. The commencement date of such land use rights term is May 2000.	The property is vacant.	HK$26,600,000 (48.75%* interests attributable to the Group: HK$12,967,500)

Notes:

* The percentage interests attributable to the Group is based on the current profit sharing ratio, taking into account a minority party which currently holds 2.5% indirect interest in HHI GS Superhighway Co.

1. Pursuant to an Agreement of Joint Development dated 26 March, 1998 and its subsequent amendments dated 6 April, 1999, 2 July, 1999, 22 November, 2000 and 6 December, 2001, which were entered into between Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited ("GS Superhighway JV") and Guangzhou Yuexing Real Estate Development Company Limited (together referred to as the "Joint Development Agreement"), portions of the property will be handed over to GS Superhighway JV after the property is completed. The handover is expected to occur in 2003.

2. The property is held by Guangzhou City Gao Su Zhi Ye Company Limited as stated on the State-owned Land Use Rights Certificate (LURC) (Document No. Sui Fu Guo Zhong (2000) Zi No. 074) dated 29 May, 2000. The LURC stipulates that the term of the land use rights is 70 years for residential use; 40 years for commercial/tourism/ entertainment use and 50 years for other uses, all of which commenced in May 2000.

3. The Real Estate Ownership Certificates of the property are in the process of application.

4. The PRC Legal Advisers have stated in their legal opinion, *inter alia*, that:

   (i) A State-owned Land Use Rights Certificate has been granted to Guangzhou City Gao Su Zhi Ye Company Limited. The certificate stipulates that the term of the land use rights is 70 years for residential use; 40 years for commercial/tourism/entertainment use and 50 years for other uses, all of which commenced in May 2000;

   (ii) Guangzhou City Gao Su Zhi Ye Company Limited is in the process of applying for the relevant Real Estate Ownership Certificates for the property. After the relevant Real Estate Ownership Certificates are obtained, Guangzhou City Gao Su Zhi Ye Company Limited will process the transferral of the property to GS Superhighway JV in accordance with the Joint Development Agreement;

   (iii) According to the confirmation from GS Superhighway JV, the property is not subject to any mortgage, lease agreement or third party rights; and

   (iv) The rights of GS Superhighway JV as stated in the Joint Development Agreement is legally valid and protected by law.

No.	Property	Description and Tenure	Status of Occupancy	Capital Value in Existing state as at 30 April, 2003
4	Units 102, 103, 104, 203, 204, 303, 304, 403, 404, 503 and 504 of Block 3, Fu Yuan, Zhen Zhong Lu, Wangniudun, Dongguan, Guangdong Province, The PRC	The property comprises 11 residential units in a 5-storey residential building completed in or about 1991. The total gross floor area of the property is approximately 1,093.425 sq.m. (11,770 sq.ft.).	The property is occupied by Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited ("GS Superhighway JV") as staff quarters.	HK$1,090,000 (48.75%* interests attributable to the Group: HK$531,375)

Notes:

* The percentage interests attributable to the Group is based on the current profit sharing ratio, taking into account a minority party which currently holds 2.5% indirect interest in HHI GS Superhighway Co.

1. The property is held by Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited ("GS Superhighway JV") as stated on various Certificates of Building Ownership issued by the People's Government of Wangniudong, Dongguan dated 16 July, 1999.

2. The PRC Legal Advisers have stated in their legal opinion, *inter alia*, that

   (i) GS Superhighway JV has the right to assign and lease the property, but has no right to demolish the same; and

   (ii) According to the confirmation from GS Superhighway JV, the property is not subject to any mortgage, lease agreement or third party rights.

Group II — Property rented by the Group in Hong Kong

No.	Property	Description	Status of Occupancy	Capital Value in Existing state as at 30 April, 2003
5	Room 6402, 64th Floor, Hopewell Centre, No.183 Queen's Road East, Wanchai, Hong Kong	The property comprises a unit located in a 64-storey commercial building completed in 1980. It has a lettable floor area of approximately 219.16 sq.m. (2,359 sq.ft.). The property is held under a tenancy agreement dated 10 July, 2003 entered into between Singway (B.V.I.) Company Limited, the registered owner, as lessor and Hopewell China Development (Superhighway) Limited as lessee for a term of 2 years and expiring on 30 June, 2004. The monthly rental is HKD35,392.50 inclusive of management fee but exclusive of air-conditioning charges and government rates.	The property is occupied by Hopewell China Development (Superhighway) Limited as office.	No Commercial Value

Notes:

1. The registered owner of the property is Singway (B.V.I.) Company Limited.
2. The building in which the property forms part is subject to a Legal Charge in favour of BOCI Capital Limited.

Group III — Properties rented by the Group in the PRC

No.	Property	Description	Status of Occupancy	Capital Value in Existing state as at 30 April, 2003
6	Rooms 11330, 11331 and 11336, Tower 1, Guangzhou Sanyu Hotel, No.23 Sanyu Road, Dongshan District, Guangzhou, Guangdong Province, The PRC	The property comprises 3 guest rooms in a hotel in Guangzhou. The property is held under a tenancy agreement entered into between Guangzhou Sanyu Hotel as lessor and Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited ("GS Superhighway JV") as lessee for a term of 6 months commencing on 1 December, 2002, which is renewed for a further 7 months until 31 December, 2003. The daily rental is RMB 600 payable monthly, inclusive of service charges and underground railway charges.	The property is occupied by GS Superhighway JV as offices.	No Commercial Value

Notes:

1. The PRC Legal Advisers have stated in their legal opinion, *inter alia*, that:

   (i) The use of the property by GS Superhighway JV in accordance with the terms and conditions of the tenancy agreement is legal; and

   (ii) Guangzhou Sanyu Hotel has the right to operate the business of office leasing.

No.	Property	Description	Status of Occupancy	Capital Value in Existing state as at 30 April, 2003
7	Asphalt Plant, North-east to Pier No. 2, Phase 1 of Xin Sha Gang District, Dongguan, Guangdong Province, The PRC	The property comprises a plant for asphalt storage and mixing purpose together with a 400-metre pipeline connecting the property to the front portion of Pier No. 2 of Phase 1 of Xin Sha Gang, which are located near Machong, Dongguan. The site area of the property is approximately 9,870 sq.m. (106,240 sq.ft.). The property is held under a tenancy agreement entered into between Guangzhou Gang Xin Sha Gang Wu Company as lessor and Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited ("GS Superhighway JV") as lessee for a term of 10 years commencing on 1 September, 2000 and expiring on 31 August, 2010.	The property is occupied by GS Superhighway JV as an asphalt plant.	No Commercial Value

Notes:

1. Pursuant to the tenancy agreement ("the Agreement"), the monthly rental of the property is RMB 10.20 per sq.m. during the period from 1 September, 2000 to 31 December, 2001. From 1 January, 2002 onwards, the monthly rental will be reviewed annually and is restricted to be in the range of 2% to 5% increase per annum.

2. The PRC Legal Advisers have stated in their legal opinion, *inter alia*, that:

   i. the lessor has the right to operate the business of property leasing;

   ii. the lessee has the right to use and occupy, legally, the property under the terms and conditions of the tenancy agreement;

   iii. GS Superhighway JV shall not sub-let, lease or change the use of the property; and

   iv. GS Superhighway JV shall not mortgage any infrastructure or fixed assets in the property without the lessor's written consent.

No.	Property	Description	Status of Occupancy	Capital Value in Existing state as at 30 April, 2003
8	2 plots of land (at K56+400 to K57+580) adjoining to the Guangzhou-Shenzhen Superhighway, Guangdong Province, The PRC	The property comprises 2 plots of land, having direct ingress and egress points on the northbound and southbound carriageway of the Guangzhou-Shenzhen Superhighway respectively. The total site area of the property is approximately 7,296 sq.m. (78,533 sq.ft.). The property is held under a tenancy agreement and a supplementary tenancy agreement entered into between Dongguanshi Humenzhen Bochong Cunshe Gang Cunmin Xiaozu as lessor and Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited ("GS Superhighway JV") as lessee for a term of 50 years commencing on 31 December, 2000 and expiring on 31 December, 2050. The initial annual rental as at the Valuation Date was RMB150,000, inclusive of management and other miscellaneous costs.	The property is occupied as 2 petroleum filling stations.	No Commercial Value

Notes:

1. Pursuant to the relevant tenancy agreement and supplementary tenancy agreement, the annual rental of the property is RMB150,000 for the 1st to 5th year of the lease term, with an increase of 10% every five years thereafter until 31 December, 2021.

2. The PRC Legal Advisers have stated in their legal opinion, *inter alia*, that:

   i. The property is used by Guangdong China Petroleum Product Sale Company Limited to construct and operate Dongguan Xin Lian petroleum filling stations, pursuant to the cooperation agreement entered into between GS Superhighway JV and Guangdong China Petroleum Product Sale Company Limited;

   ii. GS Superhighway JV shall not sub-let, change the use and function of the property or cooperate with third parties in relation to the property without the lessor's written consent; and

   iii. Since title document(s) and any relevant document(s) are not available for the property from the lessor, the relevant tenancy agreement and the supplement agreement thereto may not necessarily be protected by law.

No.	Property	Description	Status of Occupancy	Capital Value in Existing state as at 30 April, 2003
9	Level 19, Jia Ye Building, No. 318 Dong Feng Zhong Road, Guangzhou, Guangdong Province, The PRC	The property comprises an office floor in a 28-storey commercial building completed in or about 1999. It has a total gross floor area of approximately 1,158.39 sq.m. (12,469 sq.ft.). The property is leased under a letter issued by Guangzhou City Tongda Highway Company as lessor to Guangzhou E-S-W Ring Road Company Limited ("Ring Road JV") as lessee for an unspecified term of years commencing on 1 January, 2003. The monthly rental is RMB50,000, exclusive of water, electricity and management charges.	The property is occupied by Ring Road JV as office.	No Commercial Value

Notes:

1. The PRC Legal Advisers have stated in their legal opinion, *inter alia*, that:

   i. the content of the letter is not in violation of the laws and regulations of the PRC;

   ii. the lessor is in the process of obtaining a Certificate(s) of Building Ownership; and

   iii. before the lessor obtains such Certificate(s) of Building Ownership, the right of Ring Road JV under the abovementioned letter is not protected by law.

No.	Property	Description	Status of Occupancy	Capital Value in Existing state as at 30 April, 2003
10	Portions of Levels 1 and 2, Tower 2, Ji Ye Garden, Pingzhou District, Nanhai, Guangdong Province, The PRC	The property comprises portions of 2 commercial floors located in an 8-storey commercial/residential building completed in or about 1998. It has a total floor area of approximately 1,242 sq.m. (13,369 sq.ft.). The property is held under a tenancy agreement and a supplementary tenancy agreement entered into between Nanhai Nangang Real Estate Development Company as lessor and Guangzhou-Zhuhai West Superhighway Company Limited (Preparation Unit) as lessee for a term to be expired in the period between 29 February, 2004 and 31 December, 2004. The monthly rental is RMB8,270, exclusive of water, electricity and management charges.	The property is occupied by Guangzhou-Zhuhai West Superhighway Company Limited (Preparation Unit) as offices.	No Commercial Value

Notes:

1. The PRC Legal Advisers have stated in their legal opinion, *inter alia*, that:

   i. the content of the tenancy agreements is not in violation of the laws and regulations of the PRC;

   ii. the relevant Certificate(s) of Building Ownership are not available in respect of the property from the lessor; and

   iii. the lessee has the right to use and occupy the property under the terms and conditions of the tenancy agreement, but such right is not protected against third party interests.

No.	Property	Description	Status of Occupancy	Capital Value in Existing state as at 30 April, 2003
11	Portion of Level 1, Tower 2, Ji Ye Garden, Pingzhou District, Nanhai, Guangdong Province, The PRC	The property comprises portion of the ground floor of an 8-storey commercial/ residential building completed in or about 1998. It has a total floor area of approximately 172.6 sq.m. (1,858 sq.ft.). The property is held under a tenancy agreement entered into between Sanshan Gang Sanning Property Management Company Limited as lessor and Guangzhou-Zhuhai West Superhighway Company Limited (Preparation Unit) as lessee for a term of 2.5 years commencing on 20 March, 2002 and expiring on 20 September, 2004. The monthly rental is RMB1,726, exclusive of water, electricity and management charges.	The property is occupied by Guangzhou-Zhuhai West Superhighway Company Limited (Preparation Unit) as canteen and warehouse.	No Commercial Value

Notes:

1. The PRC Legal Advisers have stated in their legal opinion, *inter alia*, that:

   i. the content of the tenancy agreement is not in violation of the laws and regulations of the PRC;

   ii. the relevant Certificate(s) of Building Ownership are not available in respect of the property from the lessor; and

   iii. the lessee has the right to use and occupy the property under the terms and conditions of the tenancy agreement, but such right is not protected against third party interests.

No.	Property	Description	Status of Occupancy	Capital Value in Existing state as at 30 April, 2003
12	Unit 206 and 23 units on Levels 3 to 8, Tower 4, Ji Ye Garden, Pingzhou District, Nanhai, Guangdong Province, The PRC	The property comprises a total of 24 residential units in an 8-storey residential building completed in or about 1998. It has a total gross floor area of approximately 1,781.34 sq.m. (19,174 sq.ft.). The property is held under a tenancy agreement entered into between Guangdong Ocean and Fisheries Bureau Servicing Centre as lessor and Guangzhou-Zhuhai West Superhighway Company Limited (Preparation Unit) as lessee for a term of 36 months commencing on 23 March, 2002 and expiring on 23 March, 2005. The monthly rental is RMB9,000, exclusive of water, electricity and management charges etc.	The property is occupied by Guangzhou-Zhuhai West Superhighway Company Limited (Preparation Unit) as offices and staff quarters.	No Commercial Value

Notes:

1. The 23 units on Levels 3 to 8 that form part of the property are units 305-308, 405-408, 505-508, 605-608, 705-708 and 805-807.

2. The PRC Legal Advisers have stated in their legal opinion, *inter alia*, that:

   i. the content of the tenancy agreement is not in violation of the laws and regulations of the PRC;

   ii. the relevant Certificate(s) of Building Ownership are not available in respect of the property from the lessor; and

   iii. the lessee has the right to use and occupy the property under the terms and conditions of the tenancy agreement, but such right is not protected against third party interests.

No.	Property	Description	Status of Occupancy	Capital Value in Existing state as at 30 April, 2003
13	Room 805, Nos. 111-115 Siyou Xin Malu, Dongshan District, Guangzhou, Guangdong Province, The PRC	The property comprises an office unit in a 29-storey commercial building completed in or about 1995. It has a total floor area of approximately 108.13 sq.m. (1,164 sq.ft.). The property is held under a tenancy agreement entered into between Guangdong Provincial Highway Construction Company as lessor and Guangzhou-Zhuhai West Superhighway Company Limited (Preparation Unit) as lessee for a term commencing on 1 January, 2003 and expiring on 31 December, 2003. The monthly rental is RMB5,407, exclusive of water, electricity and management charges.	The property is occupied by Guangzhou-Zhuhai West Superhighway Company Limited (Preparation Unit) as office.	No Commercial Value

Notes:

1. The PRC Legal Advisers have stated in their legal opinion, *inter alia*, that:

   i. the content of the tenancy agreement is not in violation of the laws and regulations of the PRC;

   ii. the lessor has the right to lease the property; and

   iii. the lessee has the right to use and occupy the property under the terms and conditions of the tenancy agreement.

The following is the text of a letter, summary of values and valuation certificate, prepared for the purpose of incorporation in this prospectus, received from FPDSavills (Hong Kong) Limited, an independent business valuer, in connection with their valuation as at 30 April, 2003 of the fair market values of the Group's interest in the Road Projects. Unless otherwise defined in this appendix, terms used in this appendix shall have the meanings defined elsewhere in this prospectus.


FPDSavills
第一太平戴維斯 INTERNATIONAL PROPERTY CONSULTANTS

FPDSavills (Hong Kong) Limited
23/F Two Exchange Square
Central, Hong Kong

Telephone: 2801 6100
Direct Line: 2801 6100
Direct Fax: 2530 0756

www.fpdsavills.com
www.fpdsavillsproperty.com

FPDSavills International

28 July, 2003

The Directors
Hopewell Highway Infrastructure Limited
Room 6402, 64th Floor,
Hopewell Centre,
183 Queen's Road East,
Hong Kong

Dear Sirs,

In accordance with your instructions, we have conducted an assessment of the fair market values of the interests in Hopewell Highway Infrastructure Limited (the "Company"), its subsidiaries and jointly controlled entities (hereinafter together referred to as the "Group") in two fully operational toll road projects and a further toll road project under construction, all located in Guangdong Province, the People's Republic of China (the "PRC") (the "Group's Projects").

The purpose of this valuation is to express an independent opinion of the fair market values of the business enterprises as of 30 April, 2003. We confirm that we have carried out inspections and made relevant enquiries and obtained such further information as we considered necessary for the purpose of our valuation.

Business enterprise is defined for this valuation as the total invested capital, net of the value of debt but including shareholders' loans, and is equivalent to shareholders' equity plus shareholders' loans. The equity value is a pro rata share of the total based on the Group's ownership interest or is based on the free cash flows to which the Group is entitled in accordance with the respective joint venture contract without regard to the effects of minority interests or lack of marketability, if any.

Introduction

The Group's business activities currently consist of the investment in and development, operation and management of the toll road projects in Guangdong Province, the PRC. The Group currently owns attributable interests in three toll road projects, namely Guangzhou-Shenzhen Superhighway, Guangzhou East-South-West Ring Road and Phase 1 of the Western Delta Route. Except for the last toll road project which is under construction, the other two toll road projects are fully operational.

The Group's Projects whose business enterprises are the subject of this valuation are limited to the following:

No.	Project	Joint Venture's total registered capital	Group's contribution of the Joint Venture's registered capital	Group's portion of registered capital in the Joint Venture	Concession period expiry	Toll collection commenced /expected to commence
		(million)	(%)	(million)		
Group I - Toll road projects held by the Group under Operation in the PRC						
1.	Guangzhou-Shenzhen Superhighway, Guangdong Province, The PRC	HK$702.00 (equivalent of RMB471.00)	100%	HK$702.00	30 June, 2027	18 July, 1994 (Trial)
2.	Guangzhou East-South-West Ring Road, Guangdong Province, The PRC	USD55.00	50%	USD27.50	31 December, 2031	26 June, 2000
Group II - Toll road project held by the Group under Construction						
3.	Phase 1 of the Western Delta Route, Guangdong Province, The PRC	RMB588.00	50%	RMB294.00	30 years from the date of issuance of business licence, which is assumed to be in the third quarter, 2003	1 July, 2004 (expected date to open)

Guangzhou-Shenzhen Superhighway ("GS Superhighway")

The GS Superhighway links Shenzhen to the south and Guangzhou to the north. The southern end of the GS Superhighway is the Huanggang toll plaza and the northern end is the Guangdan toll plaza. The Guangzhou-Shenzhen Superhighway has a total length of 122.8 km and is of an asphalt-paved dual 3-lane design. The GS Superhighway is a closed system expressway facilitated with 18 interchanges and 18 toll plazas. GS Superhighway has been collecting tolls since its trial operation in July 1994. Its official opening date was 1 July, 1997.

Guangzhou East-South-West Ring Road ("Guangzhou E-S-W Ring Road")

The Guangzhou E-S-W Ring Road forms part of the Guangzhou Ring Road. The Guangzhou E-S-W Ring Road runs along the eastern, southern and western fringes of the Guangzhou city. The Guangzhou E-S-W Ring Road begins from the east near the Guangdan toll plaza of the Guangzhou-Shenzhen Superhighway, and ends at the west at the Shabei interchange with the Northern Ring Road and the Guangfo Expressway. The Guangzhou E-S-W Ring Road has a total length of 38 km and is of a concrete-paved dual 3-lane design. It is a closed system expressway facilitated with 10 interchanges and 10 toll plazas. Guangzhou E-S-W Ring Road has been collecting tolls since 26 June, 2000.

Phase 1 of the Western Delta Route ("Phase 1 West")

Phase 1 West is currently under construction, and will form part of the proposed Western Delta Route, comprising 3 phases. Phase 1 West will comprise the section between Hainan interchange of Guangzhou E-S-W Ring Road to its north in Guangzhou and Bigui Road/National Highway 105 to its south in Shunde. Phase 1 West will have a total length of approximately 14.7 km and is of an asphalt-paved dual 3-lane carriageway design. Phase 1 West is expected to be completed by mid-2004. Upon completion, Phase 1 West will be a closed system expressway facilitated with 3 interchanges and 2 to 3 toll plazas.

Basis of Valuation

Our valuation is our opinion of the Fair Market Value of each of the business enterprises concerned. For the purpose of our valuation, "Fair Market Value" is intended to mean "the estimated amount at which a business enterprise might be expected to exchange for cash consideration, between a willing buyer and a willing seller, neither being under compulsion, each having reasonable knowledge of all relevant facts, with equity to both and with both contemplating the retention of the business for continuation of current operations unless the breakup of the business or the sale of its assets would yield greater investment returns."

Valuation Methodology

Our valuation was developed through the application of the income approach technique known as the discounted cash flow method. In this method, value depends on the present worth of future economic benefits to be derived from ownership of equity and shareholders' loans. Thus, indications of value were developed by discounting future net cash flows available for equity distribution and for servicing shareholders' loans to their present worth at market-driven required rates of return appropriate for the risks and hazards of the businesses.

Whilst the cash flows have been projected from the date of valuation, i.e. 30 April, 2003, we have taken into account major subsequent changes such as changes in debt obligations and market rates of return to those as of 30 May, 2003.

Scope of Investigation

Our investigation included an inspection of the Group's Projects, discussions with members of the Group's management in relation to the history and nature of the business, operations and prospects of the Group's Projects and review of the Group's historical and projected financial information and other relevant documents. We have also discussed with Parsons Brinckerhoff (Asia) Limited ("PBA"), the Company's traffic consultant, on the bases and assumptions underlying the traffic projections of the Group's Projects made by them. We consider the toll revenue in the conservative growth scenarios and the operation and maintenance costs as projected by PBA are appropriate to be adopted.

In the course of our valuation, we have considered, *inter alia*, the following factors:

- the economic outlook in general;
- the nature of the businesses and the history of the various operations concerned;
- the financial condition of the business enterprises;
- projected development costs to expand and development time schedules;
- projected operating costs;
- projected traffic flow, passenger volume and toll rates;
- other income (if any);
- market-derived investment returns of entities engaged in similar lines of business; and
- the financial and business risk of the enterprises including the continuity of income and the projected future results.

Valuation Assumptions

In the course of our valuation, we have assumed that the projects concerned will continue operating throughout the entire duration of their respective concession periods.

Furthermore, owing to the changing business environment of the Group's Projects, we have made a number of assumptions in order to express our opinion of fair market values of the business enterprises. The major assumptions adopted in this valuation are:

- There will be no major changes in the existing political, legal, and economic conditions in the PRC in which the Group carries on its business;
- There will be no major changes in the current taxation law in the PRC, that the rates of tax payable remain unchanged and that all applicable laws and regulations will be complied with;
- The operational expenditure of each toll road project is assumed to be revised every 5 years;
- The traffic volume and toll revenue for the Group's Projects will conform to the level as projected by PBA in the conservative growth scenarios;
- The operation and maintenance cost for the Group's Projects will conform to the level as projected by PBA; and
- The toll road project under construction would be completed on schedule to the satisfaction of both the design engineer and the Company, and that all relevant standards and requirements of the government authorities will be met.

Other special assumptions of each business enterprise, if any, have been stated in the footnotes in the valuation certificate for the respective business enterprise.

Limiting Conditions

We have relied to a very considerable extent on the information given by you and the legal opinion of the Company's PRC legal advisers Haiwen & Partners, and have accepted advice given to us on such matters as data, records, documents, financial and business information as well as all other relevant matters. We have made reasonable enquiries, and have no reason to doubt the truth and accuracy of the information provided to us by you which are material to the valuation, and have been advised by you that no material facts have been omitted from the information supplied.

We have not undertaken structural or civil engineering surveys and are not therefore able to confirm the Group's Projects concerned are free from structural defects.

The conclusion of value is based on generally accepted valuation procedures and practice that rely substantially on the use of numerous assumptions and the consideration of many uncertainties, not all of which can be easily qualified and ascertained. Further, while the assumptions and consideration of such matters are considered by us to be reasonable, they are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company.

Based on our investigation and analysis as stated in this report, our opinion of the aggregate fair market value of the business enterprises as at 30 April, 2003, in relation to the Group's Projects is reasonably stated by the amount of RMB15,400 million, equivalent to approximately HK$14,528 million. The exchange rate used in our valuation is HK$1 to RMB1.06 which was prevailing as at the Valuation Date. There has been no significant fluctuation in such exchange rate between the Valuation Date and the date of this letter.

Our summary of values and valuation certificates are attached.

Yours faithfully,
For and on behalf of
FPDSavills (Hong Kong) Limited

William W L Wong
BLE, MRICS, MHKIS, RPS (GP)
Senior Director
Valuation and Consultancy

Samuel C K Young
BSc (Hons), RPS (GP), MCIArb
Associate Director
Valuation and Consultancy

SUMMARY OF VALUES

No.	Project	Group's attributable interests in the Toll Projects	Fair Market Value of the business enterprise attributable to the Group
		(%)	(RMB million)
Group I — Toll road projects held by the Group under Operation in the PRC			
1.	Guangzhou-Shenzhen Superhighway, Guangdong Province, The PRC	50.0% (1st to 10th year) 48.0% (11th to 20th year) 45.0% (21st to 30th year) *Percentage of Distributable Profit commencing on 1 July, 1997*	12,300
2.	Guangzhou East-South-West Ring Road, Guangdong Province, The PRC	45.0% (1st to 10th year) 37.5% (11th to 20th year) 32.5% (21st to 30th year) *Percentage of Net Cash Flow commencing on 1 January, 2002.*	1,930
		Sub-total:	14,230
Group II — Toll road project held by the Group under Construction in the PRC			
3.	Phase 1 of the Western Delta Route, Guangdong Province, The PRC	50% of net operating income*	1,170
		Sub-total:	1,170
		Grand total:	15,400

**Note:* As stipulated in the draft JV Contract, net operating income will be determined as after providing for (among other things) operating expenses, capital expenditure, debt service obligations and employee benefits.

VALUATION CERTIFICATE

Group I — Toll road projects held by the Group under Operation in the PRC

No.	Project location	Project description	Fair Market Value of the business enterprise attributable to the Group (RMB million)
1	Guangzhou-Shenzhen Superhighway, Guangdong Province, The PRC	The Guangzhou-Shenzhen Superhighway ("the GS Superhighway") links Guangdan in Guangzhou to Huanggang in Shenzhen. The GS Superhighway has a total length of 122.8 km and is of an asphalt-paved dual 3-lane carriageway design, with emergency parking shoulders in each direction. It is a closed system expressway facilitated with 18 interchanges and 18 toll plazas. The design speed of GS Superhighway is 120 km per hour. The GS Superhighway has been collecting tolls since its trial operation in July, 1994. Its official opening date was 1 July, 1997.	12,300

Notes:

1. **Extracts of Joint Venture Agreement**

Pursuant to the Joint Venture Contract for the Cooperative Construction, Operation and Management of the Guangzhou-Shenzhen-Zhuhai Superhighway and Service Facilities dated 20 April, 1987 and its subsequent amendments dated 25 December, 1987, 30 December, 1990, 23 November, 1992, 27 October, 1994 and 3 April, 1997, together with the Articles of Association of the Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited dated 6 February, 1988 and its subsequent amendment dated 31 December, 1991 (together referred to as "GS JV Contract"), the salient conditions are stipulated as follows:

i.	Joint Venture Entity	:	Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited (Hereinafter referred to as "GS Superhighway JV")
ii.	Party A	:	Guangdong Provincial Highway Construction Company
	Party B	:	Hopewell China Development (Superhighway) Limited
iii.	Total Investment	:	RMB12,217 million (Adjusted according to the report from Guangdong Provincial Audit Bureau)
iv.	Party B's contribution of Registered Capital	:	HK$702 million (equivalent to RMB471 million)
v.	Concession Period	:	30 years from 1 July, 1997
vi.	Profit distribution (Party B's share)	:	(a) 1st to 10th year : 50% of Distributable Profit (b) 11th to 20th year : 48% of Distributable Profit (c) 21st to 30th year : 45% of Distributable Profit

2. **PRC Legal Opinion**

The Group's PRC Legal Advisers, Haiwen & Partners, have stated in their legal opinion, *inter alia*, that:

(i) GS JV Contract has been approved by the relevant Government department and is legally binding upon the parties thereto;

(ii) All Government approvals necessary for the establishment of the GS Superhighway JV under the PRC laws have been obtained by GS Superhighway JV;

(iii) GS Superhighway JV was issued with a corporate business licence by the Industrial and Commerce Administrative Bureau of Guangdong Province on 8 November, 2001 and thus is duly and legally established. According to the corporate business licence, GS Superhighway JV's scope of business includes planning, designing, constructing and managing of GS Superhighway together with the restaurants, petrol filling stations, advertising boards, coaches/lorries stations, motor vehicles repairing stations, retail shops, etc within the boundary of GS Superhighway;

(iv) GS Superhighway JV shall enjoy, within the concession period, the land use rights of Guangzhou-Shenzhen Superhighway and its ancillary facilities;

(v) According to the approved tax documents, the existing PRC tax law and regulations, GS Superhighway JV is entitled to the following tax treatment:

Business Tax (5%)	:	Fully exempted in the 1st to 5th year of operation.
Income Tax (15%)	:	Fully exempted in the 1st to 5th year since the first profit making year; and 50% exempted in the 6th to 10th year thereafter.
Local Income Tax (3%)	:	Fully exempted in the 1st to 10th year since the first profit making year.

(vi) The first profit making year of GS Superhighway JV is 2000.

(vii) The major contracts concerning GS Superhighway JV are legally valid and binding upon the contractual parties; and

(viii) All the land title documents in respect of the parcels of land underlying GS Superhighway have been obtained by GS Superhighway JV.

3. **Valuation Assumptions**

(i) We consider the toll revenue in the "conservative growth" scenario and the operation and maintenance costs prepared by PBA appropriate, and have adopted these sets of figures in the course of our valuation;

(ii) Additional capital expenditures for road widening purpose are assumed according to the schedule as provided by the Company;

(iii) Approvals from Guangdong Provincial Government and/or other relevant authority for amendment of the GS JV Contract in respect of payment of accruing returns on investment after 1 January, 2002 is assumed to have been obtained; and

(iv) We have taken into consideration such factors as the existing conditions and concession period of the project operated by the business enterprise valued, as well as the market required return for similar enterprises in the course of our valuation, and have applied a discount rate of 11.5%, which we consider adequate and appropriate.

VALUATION CERTIFICATE

No.	Project Location	Project description	Fair Market Value of the business enterprise attributable to the Group
			(RMB million)
2	Guangzhou East-South-West Ring Road, Guangdong Province, The PRC	The Guangzhou East-South-West Ring Road ("Guangzhou E-S-W Ring Road") forms part of the Guangzhou Ring Road. The Ring Road runs along the eastern, southern and western fringes of the Guangzhou city. The Ring Road begins from the east near the Guangdan toll plaza of the Guangzhou-Shenzhen Superhighway, and ends at the west at the Shabei interchange with the Guangzhou Northern Ring Road and the Guangfo Expressway. The Guangzhou E-S-W Ring Road has a total length of approximately 38 km and is of a concrete-paved dual 3-lane carriageway design. It is a closed system expressway facilitated with 10 interchanges and 10 toll plazas. The design speed of Guangzhou E-S-W Ring Road is 100 km per hour. The Ring Road has been fully operational since 26 June, 2000 and its offical opening date was 1 January, 2002.	1,930

Notes:

1. **Extracts of Joint Venture Agreement**

Pursuant to the Joint Venture Contract for the Cooperative Construction, Operation and Management of the Guangzhou East-South-West Ring Road and Service Facilities dated 23 November, 1992 and its subsequent amendments dated 31 October, 1997, 1 December, 1998 and 30 July, 2001 together with the Articles of Association of the Guangzhou E-S-W Ring Road Company Limited dated 23 November, 1992 and its subsequent amendments dated 23 February, 1998 and 30 July, 2001 (together referred to as "Ring Road JV Contract"), the salient conditions are stipulated as follows:

i.	Joint Venture Entity	:	Guangzhou E-S-W Ring Road Company Limited (Hereinafter referred to as "Ring Road JV")
ii.	Party A	:	Guangzhou City Tongda Highway Company
	Party B(1)	:	Hopewell Guangzhou Ring Road Limited
	Party B(2)	:	CKI Guangzhou Ring Roads Limited
iii.	Total Investment	:	RMB4,500 million (equivalent to about USD550 million)
iv.	Party B(1)'s contribution of Registered Capital	:	USD27.5 million
v.	Concession Period	:	30 years from 1 January, 2002.

vi. Profit distribution (Party B(1)'s share) : (a) 1st to 10th year : 45% of Net Cash Flow
(b) 11th to 20th year : 37.5% of Net Cash Flow
(c) 21st to 30th year : 32.5% of Net Cash Flow

2. **PRC Legal Opinion**

The Group's PRC Legal Advisers, Haiwen & Partners, have stated in their legal opinion, *inter alia,* that:

(i) Ring Road JV Contract has been approved by the relevant Government department and is legally binding upon the contractual parties;

(ii) All Government approvals necessary for the establishment of the Ring Road JV under the PRC laws have been obtained by Ring Road JV;

(iii) Ring Road JV was issued with a corporate business licence by the Industrial and Commerce Administrative Bureau of Guangzhou on 10 May, 2001. According to the corporate business licence, Ring Road JV's scope of business includes planning, designing, constructing and managing of Guangzhou E-S-W Ring Road together with its ancillary facilities;

(iv) Ring Road JV shall enjoy, according to laws, the land use rights of the section of Guangzhou East-South-West Ring Road in Nanhai and there is no legal impediment for Ring Road JV in obtaining the land use rights of the section of Guangzhou East-South-West Ring Road in Guangzhou;

(v) According to the approved tax documents from Guangzhou Municipal Government, Ring Road JV could enjoy the following tax treatment:

Business Tax (5%) : Exempted for the first 5 years of operation.

Income Tax (15%) : Fully exempted in the 1st to 5th year since the first profit making year; and 50% exempted in the 6th to 10th year thereafter.

Local Income Tax (3%) : Fully exempted in the 1st to 10th year since the first profit making year.

Pursuant to the existing PRC tax law and regulations, Ring Road JV is required to apply for an approval from the State Tax Bureau in order to be entitled to the above exemptions and reductions. Ring Road JV intends to apply for such approval.

Under the existing PRC tax law and regulations, Ring Road JV would be entitled to the following preferential tax treatment, subject to approval from the relevant government authority:

Income Tax (15%) : Fully exempted in the 1st to 2nd year since the first profit making year; and 50% exempted in the 3rd to 5th year thereafter.

Local Income Tax (3%) : Fully exempted in the 1st to 5th year since the first profit making year.

(vi) As at the year end of financial year 2002, Ring Road JV had not yet experienced its first profit making year; and

(vii) The major contracts concerning Ring Road JV are legally valid and binding upon the contractual parties.

3. **Valuation Assumptions**

(i) We consider the toll revenue in the "conservative growth" scenario and the operation and maintenance costs prepared by PBA appropriate, and have adopted these sets of figures in the course of our valuation.

(ii) In the course of our valuation, we have assumed the following tax rates as being applicable:

Business Tax (5%) : No exemption.

Income Tax (15%) : Fully exempted in the 1st to 2nd year since the first profit making year; and 50% exempted in the 3rd to 5th year thereafter.

Local Income Tax (3%) : Fully exempted in the 1st to 5th year since the first profit making year.

(iii) We have taken into consideration such factors as the existing conditions and concession period of the project operated by the business enterprise valued, as well as the market required return for similar enterprises in the course of our valuation, and have applied a discount rate of 11.5%, which we consider adequate and appropriate.

4. Our valuation has not taken into account the effect of a bank loan from Bank of China, Hong Kong Branch to Hopewell Guangzhou Ring Road Limited (i.e. Party B(1) in Ring Road JV Contract) as it is not a bank loan to Ring Road JV. The outstanding balance of such bank loan was HK$422,000,000 as of 30 April, 2003, scheduled to be fully repaid by 30 June, 2005.

VALUATION CERTIFICATE

Group II — Toll road project held by the Group under Construction in the PRC

No.	Project Location	Project description	Fair Market Value of the business enterprise attributable to the Group (RMB million)
3	Phase 1 of the Western Delta Route, Guangdong Province, The PRC	Phase 1 of the Western Delta Route ("Phase 1 West") forms part of the Western Delta Route, which comprises 3 phases. Phase 1 West will comprises the section between Hainan interchange of Guangzhou East-South-West Ring Road to its north in Guangzhou and Bigui Road/National Highway 105 to its south in Shunde. The proposed Phase 1 West will have a total length of approximately 14.7 km and is of an asphalt-paved dual 3-lane carriageway design. Phase 1 West will be a closed system expressway facilitated with 3 interchanges and 2 to 3 toll plazas. The design speed of Phase 1 West is 100 km per hour. Phase 1 West is currently under construction and is expected to commence its operation by mid-2004.	1,170

Notes:

1. **Proposed Terms and Arrangements of Joint Venture Agreement**

According to the proposed terms and arrangements of the Joint Venture Contract for the Cooperative Construction, Operation and Management of Phase 1 of the Western Delta Route as provided by the Company (hereinafter referred to as "Phase 1 West JV Contract"), the salient conditions are stipulated as follows:

i.	Joint Venture Entity	:	Guangdong Guangzhou-Zhuhai West Superhighway Company Limited (Hereinafter referred to as "Phase 1 West JV")
ii.	Party A	:	Guangdong Provincial Highway Construction Company
	Party B	:	Hopewell Guangzhou-Zhuhai Superhighway Development Limited
iii.	Total Investment	:	RMB1,680 million
iv.	Party B's contribution of Registered Capital	:	RMB294 million
v.	Concession Period	:	30 years from the date of the issuance of business licence.
vi.	Profit distribution (Party B's share)	:	50% of net operating income (net operating income will be determined as after providing for (among other things) operating expenses, capital expenditure, debt service obligations and employee benefits.)

2. **PRC Legal Opinion**

The Group's PRC Legal Advisers, Haiwen & Partners, have stated in their legal opinion, *inter alia*, that:

(i) Hopewell Guangzhou-Zhuhai Superhighway Development Limited has authorized Guangdong Guangzhou-Zhuhai West Superhighway Company Limited (Preparation Unit) to process all preliminaries of Phase 1 West JV (to be established);

(ii) Guangdong Guangzhou-Zhuhai West Superhighway Company Limited (Preparation Unit) has obtained the Planning Permit of Construction Land of 4 parcels of land for Phase 1 West, and shall be legally capable, according to laws, to apply for the land use rights of Phase 1 West;

(iii) In principle approval has been obtained from the Government for Guangdong Hopewell Guangzhou-Zhuhai Superhighway Development Limited to become Guangdong Hopewell Guangzhou-Zhuhai Superhighway Development Limited and Phase I West JV. Upon completion of the aforesaid, Phase I West JV is to invest, construct and operate Phase I West.

(iv) According to the existing PRC tax law and regulations, Phase 1 West JV, when established, shall be entitled to the following tax treatment:

Income Tax (15%)	:	Fully exempted in the 1st and 2nd year since the first profit making year; and 50% exempted in the 3rd to 5th year thereafter.
Local Income Tax (3%)	:	Fully exempted in the 1st to 5th year since the first profit making year.

3. **Valuation Assumptions**

(i) Phase I West JV shall be established and a business licence shall be obtained by Phase I West JV in the 3rd quarter of 2003;

(ii) We consider the toll revenue in the "conservative growth" scenario and the operation and maintenance costs prepared by PBA appropriate, and have adopted these sets of figures in the course of our valuation.

(iii) Additional capital expenditure for road widening purpose is assumed according to the schedule as provided by the Company;

(iv) All registered capital is assumed to be injected by Hopewell Guangzhou-Zhuhai Superhighway Development Limited by the 3rd quarter of 2004;

(v) Financing facilities of RMB1,092 million is assumed to be drawn in the 11 months being from 1 August, 2003 to 30 June, 2004, which has a term of 15 years and shall be repaid in 12 years from 1 August, 2006 to 31 July, 2018, with a grace period of 3 years;

(vi) Phase 1 West JV shall be entitled to the following tax treatment:

Business Tax (5%)	:	No exemption
Income Tax (15%)	:	Fully exempted in the 1st and 2nd year since the first profit making year; and 50% exempted in the 3rd to 5th year thereafter.
Local Income Tax (3%)	:	Fully exempted in the 1st to 5th year since the first profit making year.

(vii) We have taken into consideration such factors as the existing conditions and concession period of the project operated by the business enterprise valued, as well as the market required return for similar enterprises in the course of our valuation, and have applied a discount rate of 13.2%, which we consider adequate and appropriate.

The following is the text of three letters prepared for inclusion in this prospectus, received from Parsons Brinckerhoff, the Company's traffic consultant, in connection with the "Toll Road Traffic and Revenue Study in Pearl Rive Delta", "Operation & Maintenance (O&M) Study on toll road in Pearl River Delta" and "Toll Collection System on Toll Road in Pearl River Delta"



Parsons
Brinckerhoff
(Asia) Ltd.

23rd Floor, AIA Tower,
183 Electric Road,
North Point, Hong Kong
Tel: (852) 2579 8899
Fax: (852) 2856 9902
Email: Info.hk@pbasia.com

28 July, 2003

The Directors
Hopewell Highway Infrastructure Limited

Dear Sirs,

TOLL ROAD TRAFFIC AND REVENUE STUDY IN PEARL RIVER DELTA

In accordance with your instructions and for Hopewell Highway Infrastructure Limited (the "Company"), Parsons Brinckerhoff (Asia) Limited (the "Consultant" or "PBA") has conducted an independent traffic and revenue study (the "Study") of the highways in Pearl River Delta area ("PRD"), Guangdong Province, the People's Republic of China ("PRC"). This report summarizes the results and findings based on the technical analyses conducted. We confirm that the future traffic and revenue for the following toll roads are projected in an independent and professional manner:

1. GS Superhighway
2. Guangzhou E-S-W Ring Road
3. Phase 1 West

In conducting the Study, we have based our analyses on site investigation, interviews with local authorities, toll road operators, reviews of available traffic data, feasibility reports and other relevant information. In utilizing the given information from the Company, we have sought confirmation from the management of the toll roads that no material factors have been omitted. We concluded that sufficient and reliable information has been provided for conclusive review and comprehensive analysis.

The results of our analysis are presented in the "Toll Road Traffic and Revenue Study in Pearl River Delta". A brief summary of our study approaches and findings are presented below:

E1. INTRODUCTION

This report summarizes the results and findings based on the technical analyses conducted. We confirm that future traffic and revenue for the remainder of the concession periods (2003 to 2027 for GS Superhighway, 2003 to 2032 for Guangzhou E-S-W Ring Road and 2003 to 2033 for Phase 1 West which is scheduled for opening by year 2004) are projected in an independent and professional manner.

In conducting the Study, we have based our analyses on site investigation, interviews with local authorities/toll road operator, and reviews of available traffic data, feasibility reports, Origin-Destination ("O-D") surveys and other relevant information. In utilizing the given information from the Company, we have sought confirmation from the management of the toll roads that no material factors have been omitted. We concluded that sufficient and reliable information has been provided for conclusive review and comprehensive analysis.

This is a summary of the "Toll Road Traffic and Revenue Study in Pearl River Delta" prepared by PBA. The Consultant was appointed by the Company to carry out an independent traffic and revenue forecast of the toll road summarized in the table below (the "Study Highway"):

SUMMARY OF GENERAL PROJECT DESCRIPTION

Highway Length (approximately)	Highway Classification	Highway Configuration	Highway Access Control	Highway Design Speed
GS Superhighway (122.8 km)	Expressway	6 - lane	Controlled Access	120 km/hr
Guangzhou E-S-W Ring Road (38.0 km)	Expressway	6 - lane	Controlled Access	100 km/hr
Phase 1 West (14.7 km)	Expressway	6 - lane	Controlled Access	100 km/hr

E2. OBJECTIVES AND SCOPE OF SERVICES

The technical objective of the Study is to provide the Company with an independent study on future traffic and revenue projections. The scope of work includes data inventory and collection, traffic analysis and future traffic and revenue projections. Major activities include:

- Review available planning and feasibility reports related to the traffic corridors of the study highways;
- Collect and review socio-economic data of the study region;
- Collect and analyze traffic and revenue data;
- Conduct additional traffic surveys and counts where applicable;
- Interview toll road operators, local highway bureau officials and local planning department officials;
- Formulate travel demand forecast methodology;
- Analyze possible impact of competing roads in the travel corridors under study; and
- Prepare traffic and revenue forecasts.

E3. TRAFFIC FORECASTING METHODOLOGY

The traffic forecasts are based on traditional travel demand forecast methodologies widely adopted for toll road studies and have been applied to similar toll roads in the PRC. Relevant information collected and accumulated by PBA in other projects in the PRD areas as well as other Guangdong areas in PRC have also been incorporated in this study. The traffic forecasting methodology for the Study consists of the following stages:

a) Data Inventory and Review — The key objective for this technical stage is to obtain existing available information and organize them for the next stage of work. Typical information to be inventoried includes historic highway network data, O-D data, toll road traffic and revenue data, existing and future socio-economic forecasts of the relevant region, and previous analyses and reports.

b) Define Technical Approach — The goal is to develop the most appropriate technical methodology to be used for study purposes. The determination of the types of method depends on the availability and quality of the data as well as the overall project programme.

c) Travel Demand Forecasting — Based on the information and findings from previous stages, this stage defines and analyzes the existing traffic patterns and forecasts the future travel demand based on the appropriate key traffic variables that include:

- Economic indicators and growth in travel demand
- Physical conditions of the road and its carrying capacity
- Vehicle classifications and percentage distribution
- O-D patterns by class of vehicle

To consider the uncertainty of various external factors in the future, the traffic forecasts are presented under two scenarios: the optimistic scenario and the conservative scenario.

E4. PRINCIPAL MODEL/ANALYTICAL ASSUMPTIONS

The general assumptions defined in the Study are as follows:

a) The use of "Gross Domestic Product" ("GDP") statistics as the prime indicator to determine future traffic growth of the highway under study. Past studies conducted in the study region and in other areas of PRC have indicated that growth in GDP is more compatible and correlated with the passenger and goods vehicles travels than any other factors or available parameters. Because the majority of the anticipated future travel will be associated with the movement of passenger and goods in the PRD region, GDP growth will be used as the key parameter for future forecasts.

b) O-D patterns identified from the available database are applicable to the subject analysis;

c) The most current traffic composition of existing traffic flow is assumed to be applicable to the forecasts;

d) Variations between existing and future travel behaviors, system patterns and trip making decisions are insignificant;

e) Future economic growth trends in the study region are consistent with existing regional economic policies in the PRC as well as in Guangdong Province, specifically the Tenth Five-Year Plan, the provincial development master plan and local governmental policies. The adopted conservative economic growths are given in the table below:

Annual GDP Growth (%) Assumptions (Conservative)

Area	2001-2005	2006-2010	2011-2020	2021-3030
Guangdong Province	9.0	7.50	6.25	5.68
Guangzhou	12.0	10.00	8.33	7.58
Dongguan	13.0	10.83	9.03	8.21
Shenzhen	12.0	10.00	8.33	7.58
Foshan	9.0	7.50	6.25	5.68
Zhongshan	10.5	8.75	7.29	6.63
Zhuhai	14.0	11.67	9.72	8.84

From the past Five Year Plans, such as the 9th Five-Year Plan, the planned GDP growth in PRD area was conservative and achievable. The above is therefore adopted as the conservative scenario for traffic forecasts. The optimistic growth expects higher developments in the region and is formed by adding 2% to 3% to the conservative scenario. The GDP growths of conservative scenario for years 2006 to 2010 are estimated from growths given in the Tenth Five-Year Plans with a discount of 17% growth, for years 2011 to 2020, a further discount of 17% is used, and a discount of 10% for years after 2021.

f) Technical parameters associated with the determination of facility capacity are within the practical range;

g) Technical data obtained and used for the analysis is accurate and reliable, and therefore is a good representation of the typical average condition;

h) Based on the Highway Capacity Manual and professional judgment, the estimated facility-based sectional capacity for the highways under study is:

Capacity of Study Highways

Highway	Sectional Capacity (Vehicles Per Day)
GS Superhighway	150,000 (6-lane)
	187,500 (at sections where expanded to 8-lane)(1)
Guangzhou E-S-W Ring Road	150,000 (6-lane)
Phase 1 West	150,000 (6-lane)
	187,500 (at sections where expanded to 8-lane)(2)

Note:

(1) GS Superhighway will expand to 8 lanes at sections which reach the daily sectional capacity of 150,000 vpd.

(2) Phase 1 West will expand to 8 lanes at sections which reach the daily sectional capacity of 150,000 vpd.

The above Sectional Capacities are defined as the maximum number of vehicles that can be accommodated by highway sections of facilities per day. For facilities which have more than 2 entry/exit points, such as GS Superhighway, Guangzhou E-S-W Ring Road and Phase 1 West, there are many highway sections. For these highways, the maximum traffic flows which the highways can accommodate are therefore not the same as the Sectional Capacity. This is because only the saturated sections of the highways can not accommodate further traffic demand, but the unsaturated sections can still accommodate more traffic flows before they reach the Sectional Capacity, such as the GS Superhighway. For example, although the airport section of GS Superhighway (between Hezhou interchange and Huangtian interchange) would be saturated in year 2010, it is projected that traffic flow in the northern section would still increase after year 2010.

i) Major new highway links are planned or under construction in the vicinity of the study corridors, including the following:

- Deep Bay Link and Shenzhen Western Corridor — This will provide a new boundary crossing connecting Hong Kong with Shekou in Shenzhen. This link is expected to be operational in year 2005/2006. The function of this cross boundary link is to relieve the existing high usage boundary crossings which are located in urban Shenzhen by allowing cross boundary traffic to use the new crossing in western Shenzhen.

- Guangzhou Second Ring Road — A second outer Guangzhou Ring Road is planned for opening around 2010. The proposed Guangzhou Second Ring Road will run at a radius of approximately 30-40 km outside the existing Guangzhou Ring Road with the aim of serving traffic travelling within the outer core of Guangzhou and between Guangzhou and areas adjoining Guangzhou.
- Guangzhou Southern Expressway — The expressway is planned to connect the Guangzhou E-S-W Ring Road with the strategic development area of Nansha which is planned to be developed as a major port and a high-tech centre. Also, it will connect with Guangzhu East Line leading traffic to Zhuhai. The link is expected to be in place in year 2005.
- New Guangfo Expressway — This highway is designed to relieve the congestions on the existing Guangfo Expressway. This will link up the Guangzhou E-S-W Ring Road with Foshan and is scheduled for opening by year 2004.

j) The expansion of the Guangzhou urban area to Huadu and Panyu will accelerate the urbanization process in the northern and southern parts of the city. Traffic demand generated by the city is therefore assumed to be in line with the land use developments in the regions.

k) The cross boundary traffic growth adopts similar assumptions used for traffic growth forecasts. The assumptions are similar to that adopted in the cross boundary transport studies of Hong Kong Government. These include the cross boundary traffic polices of 24-hour boundary checkpoint operations, provision of the Deep Bay Link in year 2006 and the likely relaxation of licence controls.

l) Non-toll vehicles are also considered in this study. Non-toll vehicles include officially toll exempted vehicles such as the government vehicles and toll road company cars. The proportion of non-toll vehicles is derived from the actual traffic flows.

E5. SUMMARY OF TRAFFIC PROJECTIONS

Future traffic forecast is based upon the daily average from 1 July to 30 June. The projected traffic for the Study Highways under the two study scenarios is summarized below. In addition, vehicle mix is defined for the Study Highways.

Vehicle Classification	
Class 1	Passenger cars/vans and motorcycles (2-axle with 2-4 wheels)
Class 2	Light vans/light and small goods vehicles (2-axle with 4 wheels)
Class 3	Small, medium and large passengers vehicles/medium goods vehicles (2-axle with 6 wheels)
Class 4	Extra large passenger vehicles/large goods vehicles/20 ft container truck (3-axle with 6-10 wheels)
Class 5	Double deck passenger vehicles/heavy goods vehicles/heavy truck & trailer/40 ft container truck (>3-axle with >10 wheels)
Non Toll	Official toll exemption

GS Superhighway

Projected Daily Traffic (in mixed vehicles)

Optimistic Scenario

Year	Class 1	Class 2	Class 3	Class 4	Class 5	Non-toll	Total
02-03	96,970	21,010	27,675	2,190	6,055	5,370	159,270
03-04	110,385	23,718	32,663	2,457	7,082	5,418	181,723
04-05	126,167	26,935	38,645	3,041	9,204	5,502	209,494
05-06	144,220	30,700	45,340	3,620	11,230	5,570	240,680
06-07	163,175	34,695	51,855	4,130	12,905	5,630	272,390
07-08	184,300	39,225	58,690	4,595	14,385	5,685	306,880
08-09	208,250	44,370	66,445	5,120	16,055	5,740	345,980
09-10	231,240	49,325	73,945	5,595	17,605	5,800	383,510
10-11	254,405	54,310	81,530	6,065	19,120	5,855	421,285
15-16	334,585	71,725	107,915	7,470	23,700	6,005	551,400
20-21	341,130	73,230	110,530	7,565	23,950	6,155	562,560
25-26	341,460	73,305	110,655	7,570	23,965	6,310	563,265
26-27	341,465	73,310	110,655	7,570	23,965	6,345	563,310

Note:

1) The forecasts above have assumed the facility will expand to 8 lanes at sections before it reaches the sectional capacity of 150,000 vehicles.
2) Sectional capacity of 187,500 vehicles is adopted for the expanded sections.

GS Superhighway

Projected Daily Traffic (in mixed vehicles)

Conservative Scenario

Year	Class 1	Class 2	Class 3	Class 4	Class 5	Non-toll	Total
02-03	96,970	21,010	27,675	2,190	6,055	5,370	159,270
03-04	106,757	22,937	31,589	2,382	6,878	5,413	175,956
04-05	120,811	25,793	37,006	2,921	8,845	5,480	200,856
05-06	136,825	29,125	43,015	3,450	10,695	5,540	228,650
06-07	153,355	32,610	48,735	3,890	12,170	5,580	256,340
07-08	171,600	36,530	54,645	4,295	13,445	5,620	286,135
08-09	192,110	40,930	61,290	4,740	14,860	5,660	319,590
09-10	211,365	45,085	67,590	5,130	16,150	5,705	351,025
10-11	230,435	49,195	73,845	5,510	17,390	5,745	382,120
15-16	289,940	62,150	93,510	6,595	20,860	5,830	478,885
20-21	294,265	63,360	95,275	6,680	21,135	5,905	486,620
25-26	296,355	64,120	95,830	6,680	21,140	5,980	490,105
26-27	296,775	64,270	95,940	6,680	21,140	6,000	490,805

Note:

1) The forecasts above have assumed the facility will expand to 8 lanes at sections before it reaches the sectional capacity of 150,000 vehicles.
2) Sectional capacity of 187,500 vehicles is adopted for the expanded sections.

Guangzhou E-S-W Ring Road

Projected Daily Traffic (in mixed vehicles)

Optimistic Scenario

Year	Class 1	Class 2	Class 3	Class 4	Class 5	Non-toll	Total
02-03	17,645	6,075	10,890	1,385	2,915	2,025	40,935
03-04	21,775	7,495	13,425	1,750	3,680	2,050	50,175
04-05	28,160	9,685	17,360	2,300	4,835	2,075	64,415
05-06	34,285	11,815	21,215	2,860	6,020	2,100	78,295
06-07	38,120	13,095	23,400	3,295	6,820	2,125	86,855
07-08	41,785	14,340	25,630	3,710	7,675	2,145	95,285
08-09	45,810	15,710	28,085	4,185	8,645	2,165	104,600
09-10	50,225	17,205	30,775	4,720	9,730	2,185	114,840
10-11	53,060	18,165	32,490	5,320	10,960	2,210	122,205
15-16	76,815	26,190	46,910	8,885	18,160	2,265	179,225
20-21	105,815	36,000	64,600	14,145	28,745	2,320	251,625
25-26	133,130	45,215	81,210	20,585	41,775	2,380	324,295
30-31	167,580	56,810	102,140	29,960	60,725	2,440	419,655
31-32	175,485	59,470	106,940	32,300	65,445	2,450	442,090

Guangzhou E-S-W Ring Road

Projected Daily Traffic (in mixed vehicles)

Conservative Scenario

Year	Class 1	Class 2	Class 3	Class 4	Class 5	Non-toll	Total
02-03	17,645	6,075	10,890	1,385	2,915	2,025	40,935
03-04	21,425	7,370	13,210	1,720	3,620	2,045	49,390
04-05	27,390	9,425	16,890	2,240	4,705	2,065	62,715
05-06	33,030	11,385	20,440	2,750	5,800	2,085	75,490
06-07	36,050	12,385	22,130	3,115	6,455	2,100	82,235
07-08	38,795	13,315	23,800	3,450	7,135	2,120	88,615
08-09	41,755	14,320	25,605	3,820	7,890	2,135	95,525
09-10	44,945	15,400	27,545	4,235	8,730	2,150	103,005
10-11	46,585	15,950	28,530	4,685	9,655	2,165	107,570
15-16	62,915	21,475	38,450	7,315	15,035	2,195	147,385
20-21	81,150	27,615	49,500	10,900	22,390	2,225	193,780
25-26	102,040	34,665	62,190	15,860	32,525	2,255	249,535
30-31	128,370	43,530	78,170	23,080	47,265	2,285	322,700
31-32	134,410	45,560	81,830	24,875	50,940	2,290	339,905

Phase 1 West

Projected Daily Traffic (in mixed vehicles)

Optimistic Scenario

Year	Class 1	Class 2	Class 3	Class 4	Class 5	Non-toll	Total
04-05	29,654	13,781	4,055	1,463	695	154	49,803
05-06	33,430	15,678	4,623	1,668	793	162	56,354
06-07	37,699	17,836	5,270	1,902	904	170	63,781
07-08	42,524	20,292	6,008	2,168	1,030	179	72,201
08-09	47,558	22,883	6,789	2,471	1,175	187	81,063
09-10	53,197	25,806	7,672	2,817	1,339	197	91,027
10-11	58,987	28,844	8,592	3,155	1,500	205	101,283
15-16	97,255	49,430	14,872	5,561	2,643	249	170,010
20-21	104,872	55,594	16,862	6,729	3,186	258	187,500
25-26	104,857	55,604	16,865	6,730	3,187	258	187,500
30-31	104,843	55,613	16,867	6,731	3,187	258	187,500
32-33	104,838	55,617	16,868	6,732	3,187	258	187,500

Note:

1) The forecasts above have assumed the facility will expand to 8 lanes at sections before it reaches the sectional capacity of 150,000 vehicles.
2) Sectional capacity of 187,500 vehicles is adopted for the expanded sections.

Phase 1 West

Projected Daily Traffic (in mixed vehicles)

Conservative Scenario

Year	Class 1	Class 2	Class 3	Class 4	Class 5	Non-toll	Total
04-05	27,561	12,828	3,767	1,322	626	150	46,254
05-06	30,525	14,338	4,218	1,481	701	156	51,418
06-07	33,815	16,025	4,725	1,658	785	162	57,171
07-08	37,470	17,911	5,292	1,857	879	169	63,577
08-09	41,157	19,840	5,874	2,080	985	175	70,111
09-10	45,215	21,977	6,520	2,330	1,103	182	77,327
10-11	49,232	24,125	7,172	2,563	1,213	188	84,493
15-16	74,077	37,764	11,340	4,127	1,954	218	129,480
20-21	101,756	53,921	16,354	6,526	3,090	250	181,897
25-26	104,868	55,596	16,862	6,729	3,186	258	187,500
30-31	104,854	55,606	16,865	6,730	3,187	258	187,500
32-33	104,848	55,610	16,866	6,731	3,187	258	187,500

Note:

1) The forecasts above have assumed the facility will expand to 8 lanes at sections before it reaches the sectional capacity of 150,000 vehicles.
2) Sectional capacity of 187,500 vehicles is adopted for the expanded sections.

E6. TOLL RATE STRUCTURE

For expressways with Closed System ("Closed System"), the toll is calculated by the toll rate times toll multipliers for different vehicle class times traveling distance. The existing toll multipliers for GS Superhighway and Guangzhou E-S-W Ring Road are 1, 2, 3, 4 and 5 for vehicles classes 1 to 5 respectively. Based on a recent proposal of the Guangdong Provincial Government regarding the implementation of uniform toll rate multiplier for expressways throughout Guangdong Province, all new toll expressways are required to adopt new toll multiplier of 1, 1.5, 2, 3 and 4 from the beginning of their operation, including Phase 1 West. According to a recent notice from the Guangdong Provincial Government, the existing expressways can continuously apply their currently approved toll for toll collection and are no longer required to apply the new toll multipliers. Therefore, the existing toll multiples of 1, 2, 3, 4 and 5 are applied to GS Superhighway and Guangzhou E-S-W Ring Road for the following revenue forecast.

In comparison with other toll roads in Southern China, the current toll rate structure for the Company's toll roads seems to be reasonable and within the average range.

With reference to the toll rates increase for various toll roads in the past few years in Guangdong Province and the expected economic growth, we have generally adopted future toll rate increases of 15% at every five-year interval, starting from year 2007 for highways in PRD region. This increment represents an increase of about 2.8% per annum and is reasonable when compared to the average economic growth of Guangzhou, Dongguan, Shenzhen, Foshan, Zhongshan and Zhuhai of about 10% per annum.

On the basis of the above general assumption, we have also taken into consideration the government authorities who approve toll rate increases and factors which they base their decisions on, such as the size of the project, debt repayment, terms of debt, traffic flow, concession period and the service areas of the expressway. Based on these factors, we further assume that future toll rate increases for GS Superhighway will be 15% every ten-year interval and Guangzhou E-S-W Ring Road and Phase 1 West will be 15% every five-year interval. A summary of the current and projected toll rate structure by vehicle classification is presented below:

Existing and Future Toll Rates

Toll Rates Table of GS Superhighway

Vehicle Classification	Currency	Year of Toll Increase		
		02-03	07-08	17-18
Class 1	RMB/km	0.6	0.7	0.8
Class 2	RMB/km	1.2	1.4	1.6
Class 3	RMB/km	1.8	2.1	2.4
Class 4	RMB/km	2.4	2.8	3.2
Class 5	RMB/km	3.0	3.5	4.0

Toll Rates Table of Guangzhou E-S-W Ring Road

Vehicle Classification	Currency	Year of Toll Increase 02-03	07-08	12-13	17-18	22-23	27-28
Class 1	RMB/km	0.6	0.7	0.8	0.9	1.0	1.2
Class 2	RMB/km	1.2	1.4	1.6	1.8	2.0	2.4
Class 3	RMB/km	1.8	2.1	2.4	2.7	3.0	3.6
Class 4	RMB/km	2.4	2.8	3.2	3.6	4.0	4.8
Class 5	RMB/km	3.0	3.5	4.0	4.5	5.0	6.0

Toll Rates Table of Phase 1 West

Vehicle Classification	Currency	Year of Toll Increase 04-05*	07-08	12-13	17-18	22-23	27-28	32-33
Class 1	RMB/km	0.6	0.7	0.8	0.9	1.0	1.2	1.4
Class 2	RMB/km	0.9	1.0	1.2	1.4	1.6	1.8	2.1
Class 3	RMB/km	1.2	1.4	1.6	1.8	2.1	2.4	2.8
Class 4	RMB/km	1.8	2.1	2.4	2.7	3.1	3.6	4.2
Class 5	RMB/km	2.4	2.8	3.2	3.7	4.2	4.8	5.6

* New toll multipliers of 1, 1.5, 2, 3 and 4 apply.

E7. ESTIMATION OF REVENUE

A summary of the revenue estimations for highways under study is presented under two scenarios in the following tables.

GS Superhighway

Projected Annual Revenue of HK & PRC Vehicles (in million RMB)

Optimistic Scenario

Year	Class 1	Class 2	Class 3	Class 4	Class 5	Total
02-03	758	307	762	67	208	2,103
03-04	861	346	904	77	245	2,433
04-05	951	380	1,040	95	320	2,786
05-06	1,080	431	1,217	115	398	3,241
06-07	1,212	484	1,388	132	462	3,678
07-08	1,558	625	1,797	168	592	4,740
08-09	1,743	703	2,024	187	659	5,317
09-10	1,853	752	2,167	197	697	5,666
10-11	1,989	811	2,341	210	745	6,095
15-16	2,364	983	2,847	240	869	7,304
20-21	2,773	1,154	3,354	280	1,009	8,570
25-26	2,776	1,155	3,357	280	1,009	8,578
26-27	2,776	1,155	3,357	280	1,009	8,578

Note: Toll rates are based on toll multipliers of 1, 2, 3, 4 and 5.
Toll increase by 15% assumed in year 07-08 and thereafter every 10 years

GS Superhighway

Projected Annual Revenue of HK & PRC Vehicles (in million RMB)

Conservative Scenario

Year	Class 1	Class 2	Class 3	Class 4	Class 5	Total
02-03	758	307	762	67	208	2,103
03-04	833	335	875	74	238	2,354
04-05	910	364	996	91	307	2,669
05-06	1,024	409	1,155	110	379	3,077
06-07	1,139	455	1,305	124	436	3,459
07-08	1,450	582	1,673	157	553	4,417
08-09	1,608	649	1,868	173	610	4,908
09-10	1,712	694	2,002	183	647	5,237
10-11	1,835	748	2,159	194	689	5,626
15-16	2,149	894	2,588	223	803	6,656
20-21	2,508	1,048	3,032	259	935	7,782
25-26	2,526	1,060	3,050	259	936	7,830
26-27	2,529	1,063	3,053	259	936	7,840

Note: Toll rates are based on toll multipliers of 1, 2, 3, 4 and 5.
Toll increase by 15% assumed in year 07-08 and thereafter every 10 years

Guangzhou E-S-W Ring Road

Projected Annual Revenue (in million RMB)

Optimistic Scenario

Year	Class 1	Class 2	Class 3	Class 4	Class 5	Total
02-03	47	29	75	15	48	213
03-04	61	38	98	17	57	271
04-05	78	49	127	23	74	351
05-06	95	59	155	29	93	430
06-07	105	65	169	32	102	474
07-08	133	82	213	41	132	601
08-09	145	90	233	46	149	664
09-10	160	99	255	52	167	733
10-11	169	104	270	59	188	790
15-16	282	173	448	113	356	1,373
20-21	447	274	713	207	644	2,285
25-26	647	396	1,033	346	1,073	3,495
30-31	938	572	1,499	579	1,789	5,376
31-32	982	599	1,571	624	1,926	5,702

Note: Toll rates are based on toll multipliers of 1, 2, 3, 4 and 5.
Toll increase by 15% assumed in year 07-08 and thereafter every 5 years

Guangzhou E-S-W Ring Road

Projected Annual Revenue (in million RMB)

Conservative Scenario

Year	Class 1	Class 2	Class 3	Class 4	Class 5	Total
02-03	47	29	75	15	48	213
03-04	60	37	97	17	56	266
04-05	76	48	123	22	72	341
05-06	92	57	149	28	89	415
06-07	99	62	160	30	97	448
07-08	123	76	198	38	123	559
08-09	133	82	213	42	136	606
09-10	143	88	229	47	150	657
10-11	148	91	237	52	166	694
15-16	230	142	367	93	298	1,130
20-21	342	210	544	159	512	1,768
25-26	495	303	787	266	853	2,703
30-31	716	437	1,138	445	1,421	4,156
31-32	749	457	1,192	479	1,531	4,408

Note: Toll rates are based on toll multipliers of 1, 2, 3, 4 and 5.
Toll increase by 15% assumed in year 07-08 and thereafter every 5 years

Phase 1 West

Projected Annual Revenue (in million RMB)

Optimistic Scenario

Year	Class 1	Class 2	Class 3	Class 4	Class 5	Total
04-05	108	75	30	13	9	236
05-06	122	86	34	15	10	267
06-07	138	98	38	17	12	303
07-08	178	128	50	23	15	395
08-09	200	144	57	26	17	444
09-10	223	162	64	30	20	499
10-11	248	182	72	33	22	556
15-16	469	358	144	67	45	1,083
20-21	582	463	187	93	62	1,388
25-26	669	532	215	107	71	1,596
30-31	770	612	248	124	82	1,835
32-33	885	704	285	142	94	2,111

Note: Toll rates are based on the new toll multipliers of 1, 1.5, 2, 3, and 4 at the opening year.
Toll increase by 15% assumed in year 07-08 and thereafter every 5 years

Phase 1 West

Projected Annual Revenue (in million RMB)

Conservative Scenario

Year	Class 1	Class 2	Class 3	Class 4	Class 5	Total
04-05	101	70	27	12	8	218
05-06	111	78	31	14	9	243
06-07	123	88	34	15	10	271
07-08	157	113	44	19	13	347
08-09	173	125	49	22	14	383
09-10	190	138	55	24	16	424
10-11	207	152	60	27	18	463
15-16	358	273	109	50	33	823
20-21	565	449	182	91	60	1,346
25-26	669	532	215	107	71	1,596
30-31	770	612	248	124	82	1,835
32-33	885	704	285	142	94	2,110

Note: Toll rates are based on the new toll multipliers of 1, 1.5, 2, 3, and 4 in the opening year.
Toll increase by 15% assumed in year 07-08 and thereafter every 5 years

E8. SENSITIVITY

The Guangdong Provincial Government is considering the feasibility of building a new highway along the eastern coastal line of the PRD to provide a connection between the Shenzhen Western Corridor and the Guangzhou Second Ring Road. This link is included in the Highway Development Programme of the Tenth Five-Year Plan of Guangdong Province. Such link however is only in its preliminary stage of planning with no construction plan. In addition, the final routing has not been approved by the Guangdong Provincial Government. Therefore, this highway has not been considered in the base case forecasts. However, a sensitivity analysis by assuming the highway to be in place in 2010 was conducted in order to analyze the impact to GS Superhighway. With respect to the study components, such link, if in place, would share about 22% traffic of the congested sections on the GS Superhighway in year 2010-2011, and traffic flow on the GS superhighway would decrease by about 7% (after offsetting the growth of corridor demand) compared to year 2009-2010 total flows. The decrease of about 7% in traffic flow in year 2010-2011 would translate into an approximately 4% decrease in toll receipts for that year relative to the previous year. After year 2012, traffic flows on GS Superhighway would continue to grow, especially at the previously congested sections which would be relieved by such new link. The overall impact of this 4% decrease in toll receipts for 2010-2011 due to this new highway will translate into a 2% decrease or RMB147,343 million in toll receipts for the entire projection period compared to the scenarios without this new highway.

E9. CONCLUSION

The Consultant concluded that the traffic forecasts developed by the above methodology and on the above assumptions are consistent with common professional practice and meet the objectives of the agreed scope of work with the Company. Full details of the Study and data are presented in the "Toll Road Traffic and Revenue Study in Pearl River Delta".

Yours sincerely,
For and on behalf of
PARSONS BRINCKERHOFF (ASIA) LTD.

Dave Wong
Director

Richard Yau
Project Manager



Parsons
Brinckerhoff
(Asia) Ltd.

23rd Floor, AIA Tower,
183 Electric Road,
North Point, Hong Kong
Tel: (852) 2579 8899
Fax: (852) 2856 9902
Email: Info.hk@pbasia.com

28 July, 2003

The Directors
Hopewell Highway Infrastructure Limited

Dear Sirs,

OPERATION & MAINTENANCE (O&M) STUDY ON TOLL ROAD IN PEARL RIVER DELTA

In accordance with your instructions and for Hopewell Highway Infrastructure Limited (the "Company"), Parsons Brinckerhoff (Asia) Limited (the Consultant or PBA) has conducted an independent assessment on the operation and maintenance (O&M) study (the "Study") of the highways in Pearl River Delta area ("PRD"), Guangdong Province, the People's Republic of China ("PRC"). This report summarizes the results and findings based on the technical analyses conducted. We confirm that the future operation and maintenance for the following toll roads are projected in an independent and professional manner:

1. GS Superhighway
2. Guangzhou E-S-W Ring Road
3. Phase 1 West

In conducting the Study, we have based our analyses on brief visual assessment on selected portions and elements of the toll roads; meetings with construction and operation authorities and site staff available at the time of the site visits; reviews of available feasibility reports and other relevant information. In utilizing the given information from the Company, we have sought confirmation from the management of the toll road that no material factors have been omitted. We concluded that sufficient and reliable information has been provided for conclusive review and comprehensive analysis.

The results of our analysis are presented in the "Operation & Maintenance (O&M) Study on Toll Road in Pearl River Delta". A brief summary of our study approaches and findings are presented below:

E1. INTRODUCTION

Parsons Brinckerhoff (Asia) Limited was commissioned by Hopewell Highway infrastructure Limited to conduct an independent assessment on the operation and maintenance programs of its three toll roads in Pearl River Delta in Guangdong Province, the People's Republic of China. This assessment consists of:

- Evaluate the road conditions;
- Review and comment on the existing Operation and Maintenance (O&M) Program, with respect to their adequacy and efficiency (cost); and
- Estimate the future operation and maintenance costs for the remainder of the concession periods of the subject facilities.

In accordance with the study objectives, scope and schedule, PBA conducted a site visit from 19 November, 2002 to 29 November, 2002 to perform: (a) brief visual assessment on selected portions and elements of the toll roads; (b) meetings with construction and operation authorities and site staff available at the time of the site visits; and (c) discussion with representatives from Hopewell Highway Infrastructure Limited.

Please note that the scope of this study, however, is not to conduct a detailed inspection or a rigorous engineering analysis of the highway, but rather, to provide a general overview of the project. The report is intended to give a review on the highway standard and the Operation and Maintenance aspects in order that the risk, attributable cost and financial viability of the project can be assessed. On this assignment, PBA had exercised the utmost professionalism, care and diligence, and the approach taken is consistent with the industrial practices for China toll road investment of this nature. The results of the assessment are well documented in report titled "Operations and Maintenance (O&M) Study on Toll Road in Pearl River Delta".

E2. PROJECT DESCRIPTION

E2.1 The Guangzhou-Shenzhen Superhighway (GS Superhighway)

GS Superhighway (122.8km) — The entire GS Superhighway, consisting of 6 lanes, was open to traffic on 18th of July 1994. The expressway is a major route running from Guangzhou to Shenzhen. Along its route there are many satellite cities and towns nearby. The largest is Dongguan, a rapidly growing industrial and agricultural based city. There are 18 toll plazas on the expressway providing access to the Guangzhou Ring Road in the north, the nearby cities and towns. It is also connected to other major roads such as Guangzhou Second Northern Ring Road, Jihe Expressway and Dongguan Da Dao. Besides serving the corridor communities, the expressway also provides a direct linkage to the Shenzhen Baoan Airport in the south and the Humen Bridge across the Pearl River at the middle of its route. In addition, the expressway has provided a direct connection between the Capital of Guangdong and the prosperous international city, Hong Kong.

E2.2 Guangzhou E-S-W Ring Road

Guangzhou E-S-W Ring Road (38km) — The ring road consists of 6 lanes. The entire Guangzhou E-S-W Ring Road was open to traffic on 26th of June, 2000. There are 10 toll plazas and 10 interchanges on the Guangzhou E-S-W Ring Road, each providing access to some major expressways, such as Guangfo Expressway, Phase 1 West and Guangzhou Southern Expressway.

The Guangzhou E-S-W Ring Road corridor covers the eastern, southern and western fringes of Guangzhou city. It is connected with the existing 22 km long Guangzhou Northern Ring Road from Guangdan interchange to Shabei interchange. It is part of Guangzhou Ring Road that runs through interchanges at Huangcun, Dongpu, Xinzhou, Luntou, Tuhua, Sanjiao, Hainan, Zengjiao, Huangqi and Xunfengzhou. The Guangzhou E-S-W Ring Road connects with major highways including the GS Superhighway, the Guangfo Highway and the upcoming Phase 1 West.

E2.3 Phase 1 West

Phase 1 West (14.7 km) — The GSZ West Superhighway consisting of 6 lanes connects the cities of Guangzhou, Nanhai, Shunde and Panyu. Phase 1 West is between Guangzhou E-S-W Ring Road and Bigui Road and will complete in the middle of year 2004.

Phase 1 West will provide important and convenient north-south access on the west side of the Pearl River Delta region.

E3. TECHNICAL FINDINGS AND RECOMMENDATIONS

In general, the design of the toll roads including geometry, pavements, embankment and drainage systems and highway structures have followed the PRC highway standards published by the Ministry of Communications as well as the local practices. The designs appear to be compatible with normally acceptable PRC engineering design standards.

Pavements, embankments, toll plazas and road furniture are generally in good conditions. No major works or urgent repairs are anticipated, other than minor repair and routine maintenance. The road drainage system and the bridge structures are generally in fair to good conditions and no conditions that might lead to major failures have been found in the selected portion of the highway assessed. Minor defects observed during the site visit are in pavement damages such as crack and uneven surfaces. They are generally expected for this type of highway due to high traffic flow and overweighed vehicles and can be addressed by normal repair and routine maintenance.

Pavement

- The pavement conditions of both the GS Superhighway and Guangzhou E-S-W Ring Road are good. Minor uneven riding surfaces at the intersections of bridges abutment and roadway were also noticed on the Guangzhou E-S-W Ring Road and GS Superhighway. This does not affect the normal operation of the expressways, but frequent inspections should be carried out to monitor the rate of deterioration.
- The Guangzhou E-S-W Ring Road is relatively new, both of the concrete and bituminous road surfaces are in good conditions, except a small section bituminous pavement damaged due to oil leakage from the vehicles at Yazhisha Bridge, where small-sized re-paving is necessary.

Drainage

- Gravity drainage system is used for all the three highways. Rainfall in the study areas are reportedly low, few drainage channels have been designed. This is consistent with the local practice. No drainage problems have been observed.

Expansion Joints

- Expansion joints along the GS Superhighway are in good conditions. A few of the old rubber type of expansion joints were damaged and needed to be replaced. The replacement works are being carried out as a part of the maintenance programme.
- Condition of expansion joints of Guangzhou E-S-W Ring Road is good with no major defects found. Routine inspection and regular cleaning are necessary to maintain the integrity of the element and monitor the rate of deterioration so that serious defects can be quickly rectified to ensure the long-term integrity of the bridge structure.

Bridges

- Bridges are generally in good to fair conditions with no major defects found during the site visit, most of the bridges are precast prestressed T-Beam or precast prestressed hollow slab superstructure. The beams and slabs of the bridges inspected from under deck appear to be in good condition.
- At the long-span section of Dong Pu Bridge at Guangzhou E-S-W Ring Road, light vibrations of the bridge deck were experienced with passing heavy loaded traffic. No abnormal sound of the bearings was heard. The vibration could be caused by the deflection of the structure. Regular monitoring of the long span bridges is recommended to ensure the structural integrity of the structures.

- Deck vibration with the passing traffic is observed in a few of the large bridges in Guangzhou E-S-W Ring Road. Close monitoring on the bridge bearings is highly recommended. Repair or replacement of the bridge bearing should be carried out when necessary. The condition is not serious and does not warrant immediate attention, but routine inspection is necessary to monitor the rate of deterioration so that serious defects can be quickly rectified to ensure the long-term integrity of the bridge structure.
- No major damage has been found on the substructure of the structures inspected. Minor defect such as exposed reinforcement on the pier cap due to insufficient concrete cover has been observed. Steel piles at Dongzhou Bridge of the GS Superhighway has deteriorated. Plan for restoration has been formed as part of the maintenance programme. Since many bridges have navigational channels underneath, collision protections have been provided. It is recommended that extra large bridge should be equipped with settlement monitoring points to ensure the overall stability of the structure. It was noted that operators were installing the equipment by the time of our site visit for settlement monitoring on major bridges.

Embankment

- Embankment generally is in good conditions. No major defects have been found. Routine inspection and maintenance for the embankments are required to ensure the stability of the roadway structure.

Road Furniture

- Road furniture is generally in good conditions. Some minor defects were observed on the roadside facilities along the two operating highways. There were some damages on the roadside barrier and property fences on the GS Superhighway. These damages should be repaired as part of the Routine and Minor Repair.

Tunnel

- The Hubeishan Tunnel is on GS Superhighway. It is in good to fair condition. The tunnel surface has been repaired. Tiling work of the southbound tunnel wall was being carried out at the time of site inspection. Installation of PVC drainage pipe is in progress. PVC drainage pipe should be diverted properly to the tunnel drainage system of the tunnel.

E4. OPERATION AND MAINTENANCE (O&M) COST

The total annual O&M cost includes costs for minor repair/maintenance as well as medium and major repairs. Minor repairs and maintenance refers to the upkeep/preventative actions and minor repairs required for normal operation of the highway to be maintained. Medium to major repairs are defined as the required periodical repairs in order to reinstate the original conditions of the highway after long-term wear and tear.

The purpose of this study is to review the existing O&M program and to form the basis of determining the future maintenance needs in terms of cost and effort. Emphasis has been placed on major engineering elements and facility structures with the goal of matching the facility needs with the O&M program.

Based on our review of existing O&M programs and on-site visit, the O&M expenses are reasonable, as the expenditures are consistent with the actual project work. GS Superhighway and Guangzhou E-S-W Ring Road have both set up their own O&M management structure, having established sound O&M management team that adheres to strict O&M planning, quality and expense control. For medium to large O&M, an annual budget planning would be required, so that quality and expense issues can be carefully quantified, analysed and addressed.

In addition to project data review and on-site visit, we have also met with management from the project company, which enabled us to conduct study for future O&M work required of the project. The scope of the study covers only the O&M for the road itself, not toll stations facilities, building facilities and electrical installations.

E4.1 GS Superhighway

Pavement surface repairing is the major maintenance work in this Project. It is expected to have two large scale repaving works within the concession period, the first time will be repaved in three years started in 2002 and will complete in 2004 . They will be using new water proofing technique and high standard asphalt mix have been considered for the treatment of pavement surface that can prolong the life cycle of the pavement usage to 15 years. However, to ensure travel safety, recapping would be necessary in order to avoid further deterioration of the asphalt pavement surface since it would be gradually damaged after 7 or 8 years. Hence, the following approach should be considered: recapping the road surface after 7 or 8 years of usage, say, between 2011 and 2014, repaving the road surface after 15 years of usage, say, between 2021 and 2023, and the second large scale repaving again after 2024. Other major repair works will be the maintenance of embankment and safety facilities (guard fence, division bar, anti-dazzling board, outline reflecting mark, traffic sign, road marking, central divide, milestone, and hectometre stake, etc.) and also upgrade of bridges as follows:

- Pavement marking and safety facilities: repair the existing pavement marking, repaint pavement marking for those sections which required medium to large scale of repaving works. The safety facilities are considered to be replaced in 2011, and 2012. The safety facilities, if using high intensity steel, has 15 year life cycle.

The table below summarizes the total O&M cost for the remaining concession period (Unit in Million RMB).

2003	**2004**	**2005**	**2006**	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**
207.8	180.5	45.0	44.1	42.3	41.1	42.7	41.1	61.2	101.4
2013	**2014**	**2015**	**2016**	**2017**	**2018**	**2019**	**2020**	**2021**	**2022**
62.1	64.7	44.6	40.0	44.2	45.3	40.3	41.4	140.8	138.6
2023	**2024**	**2025**	**2026**	**2027**					
141.3	44.7	38.8	43.6	44.1					

Notes:

(1) All costs estimated refer to the current price in PRC.

(2) Costs include maintenance for anticipated expanded road sections.

E4.2 Guangzhou E-S-W Ring Road

This project mainly considers the maintenance of the pavement, road furniture and bridges. For pavement maintenance cost, the estimation has to consider both the existing condition of the highway and the traffic volume. The growth rate of pavement maintenance cost will be estimated in different stages. For the first 5 years, the growth rate of maintenance cost is 3%; for the next 6 to 10 years, it would be 4%; for the following 11 to 16 years, it would be 5%; and the rest would rise to 6%.

For the large-scale pavement maintenance works, the cost estimation has to include a large scale repaving works for 3 years, from 2015 to 2017, and 2030 to 2032.

For pavement marking, the cost has to include the repainting of the pavement marking every 3 years.

For safety facilities, the growth rate of maintenance cost for safety facilities along the highway is assumed 3% per year. It is also considered to repair and replace the facilities for 3 years during the second period of large-scale pavement maintenance.

The table below summarizes the total O&M cost for the concession period (Unit in Million RMB)

2003	**2004**	**2005**	**2006**	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**
6.8	7.0	7.2	7.4	9.0	9.1	8.2	8.5	10.9	8.8
2013	**2014**	**2015**	**2016**	**2017**	**2018**	**2019**	**2020**	**2021**	**2022**
11.0	11.1	32.1	34.3	34.0	12.2	11.2	11.3	10.8	10.7
2023	**2024**	**2025**	**2026**	**2027**	**2028**	**2029**	**2030**	**2031**	**2032**
10.6	10.8	12.2	12.4	12.0	11.9	11.8	40.3	41.6	42.3

Notes:

(1) All costs estimated refer to the current price in PRC.

E4.3 Phase 1 West

Progress

This highway is scheduled to be operational by June of 2004. The construction progress payment spent up to November 2002 was 36.64% of total. The progress diagram indicates that the construction works have been progressed well in accordance with the construction contracts with no significant delay. From engineering point of view, the foundation on the soft soil would be the critical factors, which may affect the construction works. If the foundation could reach the design standard, the construction work in later stages should be smooth. In addition, the contractors are all well qualified and have construction experiences of similar projects.

Construction Cost

Up to November 2002, there was no significant change in costs and contract variations, and the costs in previous stages were under control, and construction payments are managed in an effective way. In view of the stability of the cost of the construction materials, there should be no high risk in the overall construction costs.

Maintenance

The length of Phase I is 14.7 kilometres, it is estimated that the operation and maintenance costs will be as follows.

For the large-scale pavement maintenance works, the cost estimation has to include a large scale repaving works in 2020.

The table below summarizes the total O&M cost for the concession period (Unit in Million RMB).

2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
4.3	4.3	4.4	5.3	5.3	4.8	4.4	7.7	4.9	5.8
2015	**2016**	**2017**	**2018**	**2019**	**2020**	**2021**	**2022**	**2023**	**2024**
5.7	7.5	5.8	5.7	9.1	25.1	5.0	5.2	5.2	7.4
2025	**2026**	**2027**	**2028**	**2029**	**2030**	**2031**	**2032**	**2033**	
5.6	5.2	5.3	10.6	6.0	5.0	5.5	6.3	4.3	

Notes:

(1) All costs estimated refer to the current price in PRC.

(2) Costs include maintenance for anticipated expanded road sections.

E9. CONCLUSION

The Consultant concluded that the assessment on the operation and maintenance are consistent with common professional practice and meets the objectives of the agreed scope of work with the Company. Full details of the Study and data are presented in the "Operation & Maintenance (O&M) Study on Toll Road in Pearl River Delta" — Part 1.

Yours sincerely,
For and on behalf of
PARSONS BRINCKERHOFF (ASIA) LTD.

Dave Wong
Director

Richard Yau
Project Manager



Parsons
Brinckerhoff
(Asia) Ltd.

23rd Floor, AIA Tower,
183 Electric Road,
North Point, Hong Kong
Tel: (852) 2579 8899
Fax: (852) 2856 9902
Email: Info.hk@pbasia.com

28 July, 2003

The Directors
Hopewell Highway Infrastructure Limited

Dear Sirs,

**TOLL COLLECTION SYSTEM ON TOLL ROAD
IN PEARL RIVER DELTA**

In accordance with your instructions and for Hopewell Highway Infrastructure Limited (the "Company"), Parsons Brinckerhoff (Asia) Limited (the Consultant or PBA) has conducted an independent system review study (the "Study") of the highways in Pearl River Delta area ("PRD"), Guangdong Province, the People's Republic of China ("PRC"). This report summarizes the results and findings based on the technical review and analyses conducted on the following highways:

1. GS Superhighway
2. Guangzhou E-S-W Ring Road
3. Phase 1 West

In conducting the Study, we have based our analyses on meetings with operation authorities and site staff available at the time of the site visits; reviews of available system design reports and other relevant information. In utilizing the given information from the Company, we have sought confirmation from the management of the toll road that no material factors have been omitted. We concluded that sufficient and reliable information has been provided for conclusive review and comprehensive analysis.

The toll system review would highlight the key system features, and the operating conditions as identified from the document review and site visits to the particular toll roads. For the exact operational philosophy of involved toll collection systems, it is suggested to refer to the operation & maintenance manuals.

The results of our analysis are presented in the "Operation & Maintenance (O&M) Study on Toll Road in Pearl River Delta" — Part 2. A brief summary of our study approaches and findings are presented below:

E1. INTRODUCTION

Parsons Brinckerhoff (Asia) Ltd. was appointed by Hopewell Highway Infrastructure Limited to carry out an independent system review of the toll collection systems that are currently operated by the following toll roads.

- GS Superhighway
- Guangzhou E-S-W Ring Road
- Phase 1 West

An executive summary of the findings of the report "Toll Collection System in Pearl River Delta" is set out as follows:

The objective of the system review is:

- To review the current toll collection systems through discussions with the respective toll road operators and by studying the available documentation and conducting site inspection.
- To study the system configuration and assess its effectiveness so as to detect and minimize fraud and the pilfering of toll charges.
- To identify areas to be further considered by the toll road operators.

E2. GENERAL OBSERVATION

E2.1 GS Superhighway

- The current system is a classic closed toll collection system with manual toll collection and using a simple IC card (northbound after upgraded), magnetic card (southbound) based ticketing system. A video surveillance system is installed to allow the supervisory staff to observe the toll lane operator at work through a CCTV monitor in the control room and to record the toll lane incidents on 24 hour basis for auditing or case handling. Two-way communication between the toll lane operator and the supervisor is possible through an intercom system.
- A record of all toll transaction, including toll exempt vehicles, is logged in the computer system which issues the user with a receipt for the toll paid.
- For transaction involving toll exempt vehicles, toll operator must get prior approval from supervisor in the control room of Toll Supervisory Building ("TSB") before such vehicles pass through the toll booth. The whole process will be recorded for regular checking.
- Cash handling process in TSB cashier room and management & operation center ("MOC") is recorded by CCTV in order to avoid leakage.
- The computer system would record every toll transaction which would be used to check the cash collection by the supervisor and staff in MOC during validation.
- The practice of current toll collection activities appears reasonably effective especially with the use of the video surveillance system.
- The toll lane CCTV system in each toll lane, toll plaza and exit toll booth allow supervisor to visualize the image of vehicles in toll lane and the entered classification data on computer screen simultaneously, is installed in all toll stations.
- Tolls are charged in accordance with the different vehicle classifications and distance traveled.
- There are also a number of inspectors who carry out regular checks on the toll collection process to ensure the integrity of the toll collection activities. Such inspectors will strictly check according to the internal audit process.
- Based on the documents reviewed and observation made at the time of site inspection, the system is reasonably secure and the operating and management structure is generally capable of detecting and eliminating attempts by individuals to defraud the system.

E2.2 Guangzhou E-S-W Ring Road

- The current system is a classic closed toll collection system with manual toll collection and using a simple IC card based ticketing system. A video surveillance system is installed to allow the supervisory staff to observe the toll lane operator at work on a CCTV monitor in the control room. Two-way communication between the toll lane operator and the supervisor is possible through an intercom system.
- A record of all toll transaction, including exempt vehicles, is logged in the computer system which issues the user with a receipt for the toll paid.
- For transaction involving toll exempt vehicles, toll operator must get prior approval from supervisor in the control room of the Toll Supervisory Building ("TSB") before such vehicles pass through the toll booth. The whole process will be recorded for regular checking.
- Cash handling process in TSB cashier room and management & operation center ("MOC") is recorded by CCTV in each toll lane, toll plaza and exit toll booth in order to avoid leakage.
- The computer system would record every toll transaction which would be used to check the cash collection by the supervisor and staff in MOC during validation.
- The practice of current toll collection activities appears reasonably effective especially with the use of the video surveillance system.
- Tolls are charged in accordance with the different vehicle classifications and distance traveled.
- There are also a number of inspectors who carry out regular checks on the toll collection process to ensure the integrity of the toll collection activities. Such inspectors will strictly check according to the internal audit process.
- Based on the documents reviewed and observations made at the time of site inspection, the system is reasonably secure and the operating and management structure is generally capable of detecting and eliminating attempts by individuals to defraud the system.

E2.3 Phase 1 West

- The proposed system based on the design material is a classic closed toll collection system with manual toll collection and using a simple IC card based ticketing system. A video surveillance system is installed to allow the supervisory staff to observe the toll lane operator at work on a CCTV monitor in the control room. Two-way communication between the toll lane operator and the supervisor is possible through an intercom system. Footstep alarm system is also available at the tollbooth for emergency use.
- A record of all toll transaction, including exempt vehicles, is logged in the computer system which issues the user with a receipt for the toll paid.
- The computer system would record every toll transaction which would be used to check the cash collection works by the supervisor and cashier subsequently.
- The toll collection activities based on the proposed system design appears reasonably effective especially with the use of the video surveillance system.
- Tolls are charged in accordance with the different vehicle classifications and distance traveled.
- Based on the documents reviewed, the system is reasonably secure and capable of detecting and eliminating attempts by individuals to defraud the system.

E3. FINDINGS

Following the review of relevant documents, on-site inspection of the toll facilities, discussions with the management and technical staff, technical study of system capability in avoiding the possible toll leakages resulting from various fault conditions etc., we are of the opinion that all the existing toll collection systems are in effective operation.

At the time of site inspection, no obvious toll leakage or the threat of fraud was observed and all toll collection activities were carried out in proper order.

E4. CONCLUSION

The Consultant concluded that the system review is consistent with common professional practice and meet the objectives of the agreed scope of work with the Company. Full details of the Study and data are presented in the "Operation & Maintenance (O&M) Study on Toll Road in Pearl River Delta" — Part 2.

Yours sincerely,
For and on behalf of
PARSONS BRINCKERHOFF (ASIA) LTD.

Dave Wong
Director

Richard Yau
Project Manager

The Warrants will be issued subject to and with the benefit of a separate instrument by way of deed poll and they will be issued in registered form and will form one class and rank pari passu in all respects with each other.

Warrant certificates will only become valid certificates of title provided that the Public Offer has become unconditional and not having been terminated in accordance with its terms.

Each Warrant will confer rights to subscribe an amount equivalent to the Offer Price for Shares at an initial subscription price equivalent to the Offer Price subject to adjustment.

The Warrants will represent direct obligations of the Company to Warrantholders as described in the Instrument. The following is a summary of the major provisions of the Instrument and of the principal terms and conditions of the Warrants set out on the Warrant certificates. Warrantholders will be entitled to the benefit of, be bound by, and be deemed to have notice of all such terms and conditions and of the provisions of the Instrument, copies of which will be available at the principal place of business for the time being of the Company in Hong Kong.

1. EXERCISE OF SUBSCRIPTION RIGHTS

(a) Each Warrantholder shall have, in respect of the Warrants of which he is the registered holder for the time being, rights (the "Subscription Rights") which may be exercised in whole or in part, but not in respect of a fraction of a Share, at any time on or after the Listing Date but not later than the date which is the day immediately preceding the third anniversary of the Listing Date (the "Subscription Period") (the date on which any of the Subscription Rights are duly exercised being called a "Subscription Date") to subscribe in cash the whole or part, in integral multiples of the Offer Price, of the amount stated on the certificate for such Warrants which a Warrantholder is entitled to subscribe for Shares upon the exercise of the Subscription Rights represented thereby (the "Exercise Monies"), for fully-paid Shares at a price equivalent to the Offer Price per Share subject to adjustment as referred to below (the "Subscription Price"). Any Subscription Rights which have not been exercised upon the expiry of the Subscription Period will lapse and thereupon the Warrants and the Warrant certificates shall cease to be valid for any purpose whatsoever.

(b) Each Warrant certificate will contain a subscription form (the "Subscription Form") which shall include (a) a certification by such holder that the owner and the beneficial owner of each Warrant being exercised is not a U.S. person (as such term is defined under Regulation S) and is located outside the United States and (b) an authorization for the production of such certification in any applicable administrative or legal proceeding. In order to exercise his Subscription Rights, a Warrantholder must complete and sign the Subscription Form (including such certification) and deliver the same and the Warrant certificate to the Warrant registrar in Hong Kong for the time being of the Company and such delivery shall constitute an irrevocable commitment by such Warrantholder to exercise such Subscription Rights, together with a remittance for the relevant portion of the Exercise Monies, being the amount of the Subscription Price for the Shares in respect of which the Warrantholder is exercising his Subscription Rights. In each case compliance must also be made with any exchange control, fiscal or other laws or regulations for the time being applicable.

(c) No fraction of a Share will be allotted but any balance representing fraction of the Exercise Monies paid on the exercise of the Subscription Rights represented by the Warrant certificate will be paid by the Company to the Warrantholder, provided always that, if the Subscription Rights attaching to the Warrants represented by one or more Warrant certificates are exercised on the same Subscription Date by the same Warrantholder then, for the purpose of determining whether any (and if so, what) fraction of a Share arises, such Subscription Rights shall be aggregated; and regard shall be made, where applicable, to the provisions of clause 6(C) of the Instrument.

(d) The Company has undertaken in the Instrument that any Shares falling to be issued upon the exercise of any of the Subscription Rights represented by the relevant Warrant certificates will be allotted and issued not later than 28 days after the relevant Subscription Date and, taking account of any adjustment which may have been made pursuant to clause 4 of the Instrument, will rank pari passu with the fully paid Shares in issue on the relevant Subscription Date and will accordingly entitle the holders to participate in all dividends or other distributions declared, paid or made after the relevant Subscription Date and other than any dividend or other distribution previously declared or recommended or resolved to be paid or made if the record date therefor shall be on or before the relevant Subscription Date and notice of the amount and record date for which shall have been given to the Stock Exchange (as defined in the Instrument) prior to the relevant Subscription Date.

(e) As soon as practicable after the relevant allotment and issue of Shares (and in any event not later than 28 days after the relevant Subscription Date) there will be issued free of charge to the Warrantholder to whom such allotment has been made upon his exercise of any Subscription Rights:

(i) a certificate for the relevant Shares in the name(s) of such Warrantholder(s);

(ii) (if applicable) a balancing Warrant certificate in registered form in the name(s) of such Warrantholder(s) in respect of any Subscription Rights represented by the relevant Warrant certificate remaining unexercised;

(iii) (if applicable) a cheque representing fractions of the Exercise Monies in respect of the Warrantholder's fractional entitlement to Shares as mentioned in sub-paragraph (c) above; and

(iv) (if applicable) the certificate mentioned in clause 6(A)(4) of the Instrument.

The certificate for Shares, arising on the exercise of Subscription Rights and the balancing Warrant certificate (if any) and, the cheque in respect of fractions of the Exercise Monies in respect of the Warrantholder's fractional entitlement to Shares (if any) will be sent by post at the risk of the said Warrantholder to the address of such Warrantholder (or, in the case of a joint holding, to that one of the joint Warrantholders whose name stands first in the register of Warrantholders). If the Company agrees, such certificates and cheques may by prior arrangement be retained by the Warrant registrar in Hong Kong for the time being of the Company to await collection by the relevant Warrantholder.

2. ADJUSTMENTS OF SUBSCRIPTION PRICE

The Instrument contains detailed provisions relating to the adjustment of the Subscription Price. The following is a summary of, and is subject to, the adjustment provisions of the Instrument:

(a) The Subscription Price shall (except as mentioned in sub-paragraphs (b) and (c) below) be adjusted as provided in the Instrument in each of the following cases (but shall however not be adjusted below the nominal value of Shares until the Subscription Right Reserve (as defined in the Instrument) is maintained pursuant to clause 6 of the Instrument, and no adjustment shall be made in connection with any issue of Shares or Warrants under the Offering (including Shares or Warrants which may be issued upon the exercise of the Over-allotment Option) or any issue of Warrants pursuant to the Assured Entitlement Rights):

(i) an alteration of the nominal amount of each Share by reason of any consolidation or subdivision;

(ii) an issue (other than pursuant to a scrip dividend scheme in lieu of a cash dividend) by the Company of Shares credited as fully-paid by way of capitalisation of profits or reserves (including any share premium account);

(iii) a capital distribution (as defined in the Instrument) being made by the Company, whether on a reduction of capital or otherwise, to holders of Shares (in their capacity as such);

(iv) a grant by the Company to holders of Shares (in their capacity as such) of rights to acquire for cash assets of the Company or any of its Subsidiaries (as defined in the Instrument);

(v) an offer of new Shares for subscription by way of rights, or a grant of options or warrants to subscribe new Shares, at a price which is less than 90% of the market price (calculated as provided in the Instrument) being made by the Company to holders of Shares (in their capacity as such);

(vi) an issue wholly for cash being made by the Company or any of its subsidiaries of securities convertible into or exchangeable for or carrying rights of subscription for new Shares, if in any case the total Effective Consideration (as defined in the Instrument) per new Share is less than 90% of the market price (calculated as provided in the Instrument), or the conversion, exchange or subscription rights of any such issue are altered so that the said total Effective Consideration is less than 90% of such market price;

(vii) an issue of Shares being made wholly for cash at a price less than 90% of the market price (calculated as provided in the Instrument); and

(viii) the purchase by the Company of Shares or securities convertible into Shares or any rights to acquire Shares (excluding any such purchase made on the Stock Exchange or any other stock exchange recognised for this purpose by the Executive Director of the Corporate Finance Division of the Securities and Futures Commission of Hong Kong and the Stock Exchange) in circumstances where the Directors consider that it may be appropriate to make an adjustment to the Subscription Price.

(b) Except as mentioned in sub-paragraph (c) below, no such adjustment as is referred to in sub-paragraph (a)(ii) to (vii) above shall be made in respect of:

(i) an issue of fully-paid Shares upon the exercise of any conversion, exchange or subscription rights attaching to securities wholly or partly convertible into Shares or exchangeable for Shares or upon the exercise of any rights (including the Subscription Rights) to acquire Shares;

(ii) an issue by the Company of Shares or by the Company or any of its subsidiaries of securities convertible into or exchangeable for or carrying rights to acquire Shares, in any such case in consideration or part consideration for the acquisition of any other securities, assets or business;

(iii) an issue of fully-paid Shares by way of capitalisation of all or part of the Subscription Right Reserve (as defined in the Instrument) to be established in certain circumstances pursuant to the terms and conditions contained in the Instrument (or other profits or reserves or any similar reserve which has been or may be established pursuant to the terms of any other securities wholly or partly convertible into or exchangeable for or carrying rights to acquire Shares);

(iv) an issue of Shares pursuant to a scrip dividend scheme in lieu of a cash dividend where an amount not less than the nominal amount of the Shares so issued is capitalised and the market value (calculated as provided in the Instrument) of such Shares is not more than 110% of the amount of dividend which holders of Shares could elect to or would otherwise receive in cash;

(v) an issue by the Company of Shares or by the Company or any of its subsidiaries of securities convertible into or exchangeable for or carrying rights of subscription for Shares pursuant to a Share Option Scheme (as defined in the Instrument); or

(vi) an issue of Shares under the Offering (including Shares which may be issued upon the exercise of the Over-allotment Option) or an issue of Warrants by the Company.

(c) Notwithstanding the provisions referred to in sub-paragraphs (a) and (b) above, in any circumstances where the Directors shall consider that an adjustment to the Subscription Price provided for under the said provisions should not be made or should be calculated on a different basis or that an adjustment to the Subscription Price should be made notwithstanding that no such adjustment is required under the said provisions or that an adjustment should take effect on a different date or with a different time from that provided for under the said provisions, the Company may appoint either an approved merchant bank or the Auditors (as defined in the Instrument) to consider whether for any reason whatever the adjustment to be made (or the absence of adjustment) would not or might not fairly and appropriately reflect the relative interests of the persons affected thereby and, if such approved merchant bank or the Auditors (as the case may be) shall consider this to be the case, the adjustment shall be modified or nullified, or an adjustment made instead of no adjustment, in such manner (including, without limitation, making an adjustment calculated on a different basis) and/or such adjustment shall take effect from such other date and/or time as shall be certified by such approved merchant bank or the Auditors (as the case may be) to be in its opinion appropriate.

(d) Any adjustment to the Subscription Price shall be made to the nearest one cent (HK$0.005 being rounded up). No adjustment shall be made to the Subscription Price in any case in which the amount by which the same would be reduced would be less than one cent and any adjustment which would otherwise then be required shall not be carried forward. In no event shall an adjustment be made (otherwise than upon the consolidation of Shares into shares of a larger nominal amount each or upon a repurchase of Shares) which would increase the Subscription Price.

(e) Every adjustment to the Subscription Price shall be certified by the Auditors or an approved merchant bank and notice of each such adjustment (giving the relevant particulars) shall be given to the Warrantholders. In giving any certificate or making any adjustment hereunder, the Auditors or the approved merchant bank shall be deemed to be acting as experts and not as arbitrators and in the absence of manifest error, their decision shall be conclusive and binding on the Company and the Warrantholders and all persons claiming through or under them respectively. Any such certificates of the Auditors and/or approved merchant bank will be available for inspection by Warrantholder, at the principal place of business of the Company in Hong Kong, where copies may be obtained.

3. REGISTERED WARRANTS

The Warrants are issued in registered form. The Company shall be entitled to treat the registered holder of any Warrant as the absolute owner thereof and accordingly shall not, except as ordered by a court of competent jurisdiction or as required by law, be bound to recognise any equitable or other claim to or interest in such Warrant on the part of any other person, whether or not it shall have express or other notice thereof.

4. TRANSFER, TRANSMISSION AND REGISTER

The Warrants and the underlying Shares have not been and will not be registered under the U.S. Securities Act or with any security regulatory authority of the United States or any other jurisdiction (other than Hong Kong). Accordingly, the Warrantholder or the beneficial owner of such Warrant must be a person other than a U.S. person (as such term is defined under Regulation S) and has received such Warrant outside the United States in an offshore transaction meeting the requirements of Regulation S.

The Warrants may not be re-offered, sold, pledged or otherwise transferred at any time, directly or indirectly within the United States or to, or for the account or benefit of U.S. persons (as such terms is defined under Regulation S). Consequently, any offer, sale, resale, trade or delivery made of the Warrants, directly or indirectly, within the United States or to, or for the account or benefit of a U.S. person will not be recognised.

The Shares, upon the exercise of the Warrants, may not be offered, sold, pledged or otherwise transferred except (a) outside the United States to persons other than U.S. persons in offshore transactions in reliance on Regulations S; (b) within the United States pursuant to an exemption provided by Rule 144A under the U.S. Securities Act or (c) after the expiration of 40 days from the date of issuance of the Warrants, within the United States pursuant to one or more exemptions for offers and sales of securities not involving a public offering under the U.S. Securities Act and any applicable state securities laws of the United States.

The Subscription Rights conferred by the Warrants shall be transferable subject to certain restrictions, in integral multiples of the Offer Price by instrument of transfer in any usual or common form or such other form as may be approved by the Directors or, where the transferor and/or the transferee is HKSCC Nominees Limited or its successor thereto (or such other company, as may be approved by the Board for this purpose), by an instrument of transfer executed under hand by authorised person(s) or by machine imprinted signature(s). The Company shall maintain a principal register of Warrantholders in the territory where the Stock Exchange for the time being is situate (or in such other place as the Directors consider appropriate, having regard to applicable rules governing the listing of Warrants). If the Directors consider it necessary or appropriate, the Company may establish and maintain one or more local or branch register(s) at such location outside Hong Kong as the Directors think fit. Any transfer, transmission and registration of Warrants shall be lodged with the registrar(s) of Warrantholders. The Instrument contains provisions relating to the transfer, transmission and registration of the Warrants. Transfer of Warrants must be executed by both the transferor and the transferee provided that the board of Directors may dispense with the execution of the instrument of transfer by the transferee in any case which it thinks fit in its discretion to do so.

Warrantholders should note that additional costs and expenses may be incurred in connection with any expedited re-registration of the Warrants prior to the transfer or exercise of the Subscription Rights, in particular during the period commencing 10 business days prior to and including the last day of the Subscription Period.

Since the Warrants will be admitted to the Central Clearing and Settlement System ("CCASS"), so far as applicable laws or regulations of relevant government authorities, terms of the Instrument and circumstances permit, the Company may determine the last dealing day of the Warrants to be a date at least three dealing days before the expiry of the Subscription Period.

5. CLOSURE OF REGISTER OF WARRANTHOLDERS

The registration of transfers of Warrants may be suspended and the register of Warrantholders may be closed for such period as the Directors may from time to time direct, provided that the same shall not be closed, or registration may not be suspended, for a period, or for periods together, of more than 60 days in any one year. Any transfer, or exercise of the Subscription Rights attached to the Warrants made while the register of Warrantholders is so closed shall, as between the Company and the person claiming under the relevant transfer of Warrants or, as the case may be, as between the Company and the Warrantholder who has so exercised the Subscription Rights attached to his Warrants (but not otherwise), be considered as made immediately after the reopening of the register of Warrantholders.

6. PURCHASE AND CANCELLATION

The Company or any of its subsidiaries may at any time purchase the Warrants:

(a) in the open market or by tender (available to all Warrantholders alike) at any price; or

(b) by private treaty at a price, exclusive of expenses, not exceeding 110% of the closing price of the Warrants on the Stock Exchange on the date immediately prior to the date of purchase thereof,

but not otherwise. All Warrants purchased as aforesaid shall be cancelled forthwith and may not be reissued or re-sold.

7. MEETINGS OF WARRANTHOLDERS AND MODIFICATION OF RIGHTS

(a) The Instrument contains provisions for convening meetings of Warrantholders to consider any matter affecting the interests of Warrantholders, including the modification by Special Resolution (as defined in the Instrument) of the provisions of the Instrument and/or of the terms and conditions endorsed on the Warrant certificates. A Special Resolution duly passed at any such meeting shall be binding on the Warrantholders, whether present or not.

(b) All or any of the rights for the time being attached to the Warrants (including any of the provisions of the Instrument) may from time to time (whether or not the Company is being wound up) be altered or abrogated (including, but without prejudice to that generality, by waiving compliance with, or by waiving or authorising any past or proposed breach of, any of the terms and conditions endorsed on the Warrant certificates and/or the Instrument) with the prior sanction of a Special Resolution and may be effected only by deed poll executed by the Company and expressed to be supplemental to the Instrument.

(c) Where the Warrantholder is a clearing house recognised by the Laws of Hong Kong (or its nominee(s)), it may authorise such person or appoint any number of person or persons as it thinks fit to act as its representative (or representatives) or proxy (or proxies) at any Warrantholders' meeting provided that, if more than one person is so authorised or appointed, the authorisation or proxy form must specify the number and class of Warrants in respect of which such person is so authorised or appointed. The person so authorised or appointed will be entitled to exercise the same rights and powers on behalf of the recognised clearing house (or its nominee(s)) as that clearing house (or its nominee(s)) could exercise as if such person were an individual Warrantholder including the right to vote individually on a show of hands.

8. QUORUM

The quorum of a meeting of Warrantholders shall be two or more Warrantholders, present in person or by proxy, representing in aggregate not less than 2% in value of the Subscription Rights for the time being outstanding and exercisable (except for the purpose of passing a Special Resolution (as defined in the Instrument)) and no business (other than the choosing of a chairman) shall be transacted at any meeting unless the requisite quorum be present at the commencement of business.

The quorum of a meeting of Warrantholders for the passing of a Special Resolution shall be two or more persons holding Warrants and/or being proxies and being or representing in the aggregate holders of not less than 5% in value of the Subscription Rights for the time being outstanding and exercisable.

9. REPLACEMENT OF WARRANT CERTIFICATES

If a Warrant certificate is mutilated, defaced, lost or destroyed, it may, at the discretion of the Company, be replaced at the principal office of the Warrant registrar for the time being of the Company in Hong Kong (unless the Directors otherwise determine) on payment of such costs as may be incurred in connection therewith and on such terms as to evidence, indemnity and/or security as the Company may require and on payment of such fee not exceeding HK$2.5 (or such other amount as may from time to time be permitted under the rules prescribed by the Stock Exchange) as the Company may determine. Mutilated or defaced Warrant certificates must be surrendered before replacements will be issued.

In the case of lost Warrant certificates, section 71A sub-sections (2), (3), (4), (6), (7) and (8) of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) shall apply as if "shares" referred therein included Warrants.

10. PROTECTION OF SUBSCRIPTION RIGHTS

The Instrument contains certain undertakings by and restrictions on the Company designed to protect the Subscription Rights.

11. CALL

If at any time the aggregate of the Warrants which have not been exercised carry rights to subscribe less than HK$40 million, the Company may, on giving not less than 3 months' notice, require Warrantholders either to exercise their Subscription Rights or to allow them to lapse. On expiry of such notice, all unexercised Warrants will be automatically cancelled without compensation to Warrantholders.

12. ISSUE OF FURTHER WARRANTS

The Company shall be at liberty to issue further warrants to subscribe for Shares in such manner and on such terms as it sees fit.

13. UNDERTAKINGS BY THE COMPANY

The Company has undertaken in the Instrument, inter alia, that:

(a) all Shares allotted on the exercise of Subscription Rights shall, taking account of any adjustment which may have been made as described in paragraph 2 above, rank pari passu in all respects with the fully paid Shares in issue on the relevant Subscription Date and shall accordingly entitle the holders to participate in full in all dividends or other distributions declared, paid or made on the Shares after the relevant Subscription Date other than any dividend or other distribution previously declared or recommended or resolved to be paid or made if the record date therefor shall be on or before the relevant Subscription Date and notice of the amount and record date for which shall have been given to the Stock Exchange prior to the relevant Subscription Date;

(b) it will send to each Warrantholder (or in the case of joint Warrantholders, to the Warrantholder whose name stands first in the register of Warrantholders in respect of the Warrant held by such joint Warrantholders), at the same time as the same are sent to the holders of Shares, its audited accounts and all other notices, reports and communications despatched by it to the holders of the Shares generally;

(c) it will pay all Cayman Islands and Hong Kong stamp and capital duties, registration fees or similar charges (if any) payable in respect of the execution of the Instrument, the creation and initial issue of the Warrants in registered form, the exercise of the Subscription Rights and the issue of Shares upon exercise of the Subscription Rights. If any Warrantholder shall take any action or proceedings in any jurisdiction to enforce the obligations of the Company in respect of the Warrants or the Instrument, and for the purposes of such action or proceedings the

Instrument or any Warrant is taken into such jurisdiction and any stamp duties or similar duties or taxes become payable thereon or in respect thereof in connection with or as a result of such action or proceedings, the Company shall not be under any obligation to pay (or reimburse any person making payment of) any such duties or taxes (including, if applicable, any penalties); and

(d) it will keep available for issue sufficient Ordinary Capital (as defined in the Instrument) to satisfy in full all rights for the time being outstanding of subscription for and conversion into Shares.

14. LISTING

The Company shall use its best endeavours to procure that:

(a) at all times during the Subscription Period, the Warrants may be dealt in on the Stock Exchange (save that such obligation will lapse in the event that the listing of the Warrants on the Stock Exchange is withdrawn following an offer for all or any of the Warrants); and

(b) all Shares allotted upon exercise of the Subscription Rights may, upon allotment or as soon as reasonably practicable thereafter, be dealt in on the Stock Exchange (save that such obligation will lapse in the event that the listing of the Shares on the Stock Exchange is withdrawn following an offer for all or any of the Shares where a like offer is extended to holders of the Warrants.)

15. OVERSEAS WARRANTHOLDERS

If a Warrantholder has a registered address in any territory (other than Hong Kong) where, in the opinion of the Directors, the allotment of Shares to such Warrantholder upon exercise of any Subscription Rights would or might, in the absence of compliance with registration or any other special formalities in such territory, be unlawful or impracticable under the laws of such territory, then the Company shall as soon as practicable after exercise by such Warrantholder of any Subscription Rights either:

(a) allot the Shares which would otherwise have been allotted to such Warrantholder to one or more third parties selected by the Company; or

(b) allot such Shares to such Warrantholder and then, on his behalf, sell them to one or more third parties selected by the Company,

in each case for the best consideration then reasonably obtainable by the Company.

As soon as reasonably practicable following any such allotment or (as the case may be) allotment and sale, the Company shall pay to the relevant Warrantholder an amount equal to the consideration received by the Company therefor.

Notwithstanding the above, the Subscription Rights may not be exercised by such Warrantholder if such Warrantholder or the beneficial owner of such Warrant is (i) a U.S. person as such term is defined under Regulation S or (ii) located within the United States.

16. RIGHTS OF WARRANTHOLDERS ON WINDING-UP

The Instrument contains provisions relating to the winding-up of the Company.

If an effective resolution is passed during the Subscription Period for the voluntary winding-up of the Company, then:

(a) if such winding-up is for the purpose of reconstruction or amalgamation pursuant to a scheme of arrangement to which the Warrantholders, or some person designated by them for such purpose by Special Resolution, shall be a party or in conjunction with which a proposal is made to the Warrantholders and is approved by Special Resolution, the terms of such scheme of arrangement or (as the case may be) proposal shall be binding on all Warrantholders; and

(b) in the event a notice is given by the Company to its shareholders to convene a shareholders' meeting for the purpose of considering, and if thought fit, approving a resolution to voluntarily wind-up the Company, the Company shall forthwith give notice thereof to each Warrantholder and thereupon, every Warrantholder shall be entitled by irrevocable surrender of his Warrant certificate(s) to the Company (such surrender to occur not later than two business days prior to the proposed shareholders' meeting referred to above) with the Subscription Form(s) duly completed, together with payment of the Exercise Monies or the relative portion thereof, to exercise the Subscription Rights represented by such Warrant and the Company shall as soon as possible and in any event no later than the day immediately prior to the date of the proposed shareholders' meeting allot such number of Shares to the Warrantholder which fall to be issued pursuant to the exercise of the Subscription Rights represented by such Warrant (or the relative portion thereof). The Company shall give notice to the Warrantholders of the passing of such resolution within seven days after the passing thereof.

Subject to the foregoing, if the Company is wound up, all Subscription Rights which have not been exercised at the date of the passing of such resolution shall lapse and Warrant certificates shall cease to be valid for any purpose.

17. NOTICES

The Instrument contains provisions relating to notices to be given to Warrantholders.

Every Warrantholder shall register with the Company an address either in Hong Kong or elsewhere to which notices to be given to such Warrantholder are to be sent.

18. GOVERNING LAW

The Instrument and the Warrants are governed by and construed in accordance with the laws of Hong Kong.

Set out below is a summary of certain provisions of memorandum and articles of association of the Company and of certain aspects of Cayman Islands company law.

1. MEMORANDUM OF ASSOCIATION

The Memorandum of Association of the Company was adopted on 16 July, 2003 and states, inter alia, that the liability of members of the Company is limited, that the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Law or any other law of the Cayman Islands.

The Memorandum of Association is available for inspection at the address specified in Appendix X in the section headed "Documents delivered to the registrar of companies and available for inspection".

2. ARTICLES OF ASSOCIATION

The Articles of Association of the Company were adopted on 16 July, 2003 and include provisions to the following effect:

A. Classes of Shares

The share capital of the Company consists of ordinary shares.

B. Directors

(a) Power to allot and issue Shares

Subject to the provisions of the Companies Law and the Memorandum and Articles of Association, the unissued shares in the Company (whether forming part of its original or any increased capital) shall be at the disposal of the Directors, who may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration, and upon such terms, as the Directors shall determine.

Subject to the provisions of the Articles of Association and to any direction that may be given by the Company in general meeting and without prejudice to any special rights conferred on the holders of any existing shares or attaching to any class of shares, any share may be issued with or have attached thereto such preferred, deferred, qualified or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise, and to such persons at such time and for such consideration as the Directors may determine. Subject to the Companies Law and to any special rights conferred on any shareholders or attaching to any class of shares, any share may, with the sanction of a special resolution, be issued on terms that it is, or at the option of the Company or the holder thereof, liable to be redeemed.

(b) Power to dispose of the assets of the Company or any subsidiary

The management of the business of the Company shall be vested in the Directors who, in addition to the powers and authorities by the Articles of Association expressly conferred upon them, may exercise all such powers and do all such acts and things as may be exercised or done or approved by the Company and are not by the Articles of Association or the Companies Law expressly directed or required to be exercised or done by the Company in general meeting, but subject nevertheless to the provisions of the Companies Law and of the Articles of Association and to any regulation from time to time made by the Company in general meeting not being inconsistent with such provisions or the Articles of Association, provided that no regulation so made shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made.

(c) Compensation or payment for loss of office

Payment to any Director or past Director of any sum by way of compensation for loss of office or as consideration for or in connection with his retirement from office (not being a payment to which the Director is contractually entitled) must first be approved by the Company in general meeting.

(d) Loans to Directors

There are provisions in the Articles of Association prohibiting the making of loans to Directors and associates which are equivalent to the restrictions imposed by the Companies Ordinance.

(e) Financial assistance to purchase Shares

Subject to all applicable laws, the Company may give financial assistance to Directors and employees of the Company, its subsidiaries or any holding company or any subsidiary of such holding company in order that they may buy shares in the Company or any such subsidiary or holding company. Further, subject to all applicable laws, the Company may give financial assistance to a trustee for the acquisition of shares in the Company or shares in any such subsidiary or holding company to be held for the benefit of employees of the Company, its subsidiaries, any holding company of the Company or any subsidiary of any such holding company (including salaried Directors).

(f) Disclosure of interest in contracts with the Company or any of its subsidiaries

No Director or proposed Director shall be disqualified by his office from contracting with the Company either as vendor, purchaser or otherwise nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company with any person, company or partnership of or in which any Director shall be a member or otherwise interested be capable on that account of being avoided, nor shall any Director so contracting or being any member or so interested be liable to account to the Company for any profit so realised by any such contract or arrangement by reason only of such Director holding that office or the fiduciary relationship thereby established, provided that such Director shall, if his interest in such contract or arrangement is material, declare the nature of his interest at the earliest meeting of the board of Directors at which it is practicable for him to do so, either specifically or by way of a general notice stating that, by reason of the facts specified in the notice, he is to be regarded as interested in any contracts of a specified description which may be made by the Company.

A Director shall not be entitled to vote on (nor shall he be counted in the quorum in relation to) any resolution of the Directors in respect of any contract or arrangement or any other proposal in which he has any material interest, and if he shall do so his vote shall not be counted (nor is he to be counted in the quorum for the resolution), but this prohibition shall not apply to any of the following matters, namely:

(i) the giving to such Director of any security or indemnity in respect of money lent or obligations incurred by him at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director has himself assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any proposal concerning an offer of shares, debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director is or is to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv) any proposal concerning any other company in which the Director is interested only, whether directly or indirectly, as an officer, executive or shareholder or in which the Director is beneficially interested in shares of that company, provided that, he, together with any of his associates, is not beneficially interested in five per cent. or more of the issued shares of any class of such company (or of any third company through which his interest is derived) or of the voting rights;

(v) any proposal or arrangement concerning the benefit of employees of the Company or any of its subsidiaries including:

(aa) the adoption, modification or operation of any employees' share scheme or any share incentive scheme or share option scheme under which he may benefit;

(bb) the adoption, modification or operation of a pension or provident fund or retirement, death or disability benefits scheme which relates both to Directors and employees of the Company or any of its subsidiaries and does not provide in respect of any Director as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

(vi) any contract or arrangement in which the Director is interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his interest in shares or debentures or other securities of the Company.

(g) Remuneration

The Directors shall be entitled to receive by way of remuneration for their services such sum as shall from time to time be determined by the Directors, or the Company in general meeting, as the case may be, such sum (unless otherwise directed by the resolution by which it is determined) to be divided amongst the Directors in such proportions and in such manner as they may agree, or failing agreement, equally, except that in such event any Director holding office for less than the whole of the relevant period in respect of which the remuneration is paid shall only rank in such division in proportion to the time during such period for which he has held office. Such remuneration shall be in addition to any other remuneration to which a Director who holds any salaried employment or office in the Company may be entitled by reason of such employment or office.

The Directors shall also be entitled to be paid all expenses, including travel expenses, reasonably incurred by them in or about the performance of their duties as Directors including their expenses of travelling to and from board meetings, committee meetings or general meetings or otherwise incurred whilst engaged on the business of the Company or in the discharge of their duties as Directors.

The Directors may grant special remuneration to any Director who shall perform any special or extra services at the request of the Company. Such special remuneration may be made payable to such Director in addition to or in substitution for his ordinary remuneration as a Director, and may be made payable by way of salary, commission or participation in profits or otherwise as may be agreed.

The remuneration of an executive Director or a Director appointed to any other office in the management of the Company shall from time to time be fixed by the Directors and may be by way of salary, commission or participation in profits or otherwise or by all or any of those modes and with such other benefits (including share option and/or pension and/or gratuity and/or other benefits on retirement) and allowances as the Directors may from time to time decide. Such remuneration shall be in addition to such remuneration as the recipient may be entitled to receive as a Director.

(h) Retirement, appointment and removal

The Directors shall have power at any time and from time to time to appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors. Any Director so appointed shall hold office only until the next annual general meeting of the Company and shall then be eligible for re-election at that meeting.

The Company may by special resolution remove any Director and may by ordinary resolution appoint another person in his place. Any Director so appointed shall hold office during such time only as the Director in whose place he is appointed would have held the same if he had not been removed. The Company may also by ordinary resolution elect any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors. Any Director so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election but shall not be taken into account in determining the Directors who are to retire by rotation at such meeting. No person other than a retiring Director shall, unless recommended by the Directors, be eligible for election to the office of Director at any general meeting unless, not less than seven and not more than 28 clear days before the day appointed for the meeting, there has been given to the Secretary of the Company notice in writing by a member of the Company (not being the person to be proposed) entitled to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected.

There is no shareholding qualification for Directors nor is there any specified age limit for Directors.

The office of a Director shall be vacated:

(i) if he resigns his office by notice in writing to the Company at its registered office or its principal office in Hong Kong;

(ii) if an order is made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs and the Directors resolve that his office be vacated;

(iii) if, without leave, he is absent from meetings of the Directors (unless an alternate Director appointed by him attends) for 6 consecutive months, and the Directors resolve that his office be vacated;

(iv) if he becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally;

(v) if he ceases to be or is prohibited from being a Director by law or by virtue of any provision in the Articles of Association;

(vi) if he is removed from office by notice in writing served upon him signed by not less than three-fourths in number (or, if that is not a round number, the nearest lower round number) of the Directors (including himself) for the time being then in office; or

(vii) if he shall be removed from office by a special resolution of the members of the Company under the Articles of Association.

At every annual general meeting of the Company one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to, but not exceeding, one-third, shall retire from office by rotation. A retiring Director shall retain office until the close of the meeting at which he retires and shall be eligible for re-election thereat. The Company at any annual general meeting at which any Directors retire may fill the vacated office by electing a like number of persons to be Directors.

(i) Borrowing powers

The Directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow or to secure the payment of any sum or sums of money for the purposes of the Company and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof.

(j) Proceedings of the Board

The Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings and proceedings as they think fit in any part of the world. Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes, the chairman of the meeting shall have a second or casting vote.

C. Alteration to constitutional documents

No alteration or amendment to the Memorandum or Articles of Association may be made except by special resolution.

D. Variation of rights of existing shares or classes of shares

If at any time the share capital of the Company is divided into different classes of shares, all or any of the rights attached to any class of shares for the time being issued (unless otherwise provided for in the terms of issue of the shares of that class) may, subject to the provisions of the Companies Law, be varied or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. To every such separate meeting all the provisions of the Articles of Association relating to general meetings shall *mutatis mutandis* apply, but so that the quorum for the purposes of any such separate meeting and of any adjournment thereof shall be a person or persons together holding (or representing by proxy) at the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, and that any holder of shares of the class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of shares of any class shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking *pari passu* therewith.

E. Alteration of Capital

The Company in general meeting may, from time to time, whether or not all the shares for the time being authorised shall have been issued and whether or not all the shares for the time being issued shall have been fully paid up, by ordinary resolution, increase its share capital by the creation of new shares, such new capital to be of such amount and to be divided into shares of such respective amounts as the resolution shall prescribe.

The Company may from time to time by ordinary resolution:

(i) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares. On any consolidation of fully paid shares and division into shares of larger amount, the Directors may settle any difficulty which may arise as they think expedient and in particular (but without prejudice to the generality of the foregoing) may as between the

holders of shares to be consolidated determine which particular shares are to be consolidated into each consolidated share, and if it shall happen that any person shall become entitled to fractions of a consolidated share or shares, such fractions may be sold by some person appointed by the Directors for that purpose and the person so appointed may transfer the shares so sold to the purchaser thereof and the validity of such transfer shall not be questioned, and so that the net proceeds of such sale (after deduction of the expenses of such sale) may either be distributed among the persons who would otherwise be entitled to a fraction or fractions of a consolidated share or shares rateably in accordance with their rights and interests or may be paid to the Company for the Company's benefit;

(ii) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law; and

(iii) sub-divide its shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association, subject nevertheless to the provisions of the Companies Law, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as the Company has power to attach to unissued or new shares.

The Company may by special resolution reduce its share capital, any capital redemption reserve or any share premium account in any manner authorised and subject to any conditions prescribed by the Companies Law.

F. Special resolution - majority required

A "special resolution" is defined in the Articles of Association to have the meaning ascribed thereto in the Companies Law, for which purpose, the requisite majority shall be not less than three-fourths of the votes of such members of the Company as, being entitled to do so, vote in person or, in the case of corporations, by their duly authorised representatives or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given and includes a special resolution approved in writing by all of the members of the Company entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of such members, and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments (if more than one) is executed.

In contrast, an "ordinary resolution" is defined in the Articles of Association to mean a resolution passed by a simple majority of the votes of such members of the Company as, being entitled to do so, vote in person or, in the case of corporations, by their duly authorised representatives or, where proxies are allowed, by proxy at a general meeting held in accordance with the Articles of Association and includes an ordinary resolution approved in writing by all the members of the Company aforesaid.

G. Voting rights (generally, on a poll and right to demand a poll)

Subject to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of shares, at any general meeting on a show of hands every member of the Company who is present in person (or, in the case of a member being a corporation, by its duly authorised representative) shall have one vote, and on a poll every member present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy shall have one vote for each share registered in his name in the register of members of the Company.

In the case of joint registered holders of any share, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present being the most or, as the case may be, the more senior shall alone be entitled to vote in respect of the relevant joint holding and, for this purpose, seniority shall be determined by reference to the order in which the names of the joint holders stand on the register in respect of the relevant joint holding.

A member of the Company in respect of whom an order has been made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs may vote, whether on a show of hands or on a poll, by any person authorised in such circumstances to do so and such person may vote on a poll by proxy.

Save as expressly provided in the Articles of Association or as otherwise determined by the Directors, no person other than a member of the Company duly registered and who shall have paid all sums for the time being due from him payable to the Company in respect of his shares shall be entitled to be present or to vote (save as proxy for another member of the Company), or to be reckoned in a quorum, either personally or by proxy at any general meeting.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded. A poll may be demanded by:

(a) the chairman of the meeting; or

(b) at least five members of the Company present in person (or in the case of a corporation, by its duly authorised representative) or by proxy and entitled to vote; or

(c) any member or members of the Company present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members of the Company having the right to attend and vote at the meeting; or

(d) any member or members of the Company present in person (or in the case of a corporation by its duly authorised representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

On a poll votes may be given either personally or by proxy.

If a recognised clearing house (or its nominee) is a member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such person or persons as it thinks fit to act as its representative(s) or proxy(ies) at any general meeting of the Company or at any general meeting of any class of members of the Company provided that, if more than one person is so authorised, the proxy form or authorisation shall specify the number and class of shares in respect of which each such person is so appointed or authorised. A person authorised or appointed pursuant to this provision shall be entitled to exercise the same rights and powers on behalf of the recognised clearing house (or its nominee) which he represents as that recognised clearing house (or its nominee) could exercise if it were an individual member of the Company holding the number and class of shares specified in such authorisation.

H. Annual general meetings

The Company shall in each year hold a general meeting as its annual general meeting in addition to any other general meeting in that year and shall specify the meeting as such in the notice calling it; and not more than 15 months (or such longer period as the Stock Exchange may authorise) shall elapse between the date of one annual general meeting of the Company and that of the next.

I. Accounts and audit

The Directors shall cause to be kept such books of account as are necessary to give a true and fair view of the state of the Company's affairs and to show and explain its transactions and otherwise in accordance with the Companies Law.

The Directors shall from time to time determine whether, and to what extent, and at what times and places and under what conditions or regulations, the accounts and books of the Company, or any of them, shall be open to the inspection of members of the Company (other than officers of the Company) and no such member shall have any right of inspecting any accounts or books or documents of the Company except as conferred by the Companies Law or any other relevant law or regulation or as authorised by the Directors or by the Company in general meeting.

The Directors shall, commencing with the first annual general meeting cause to be prepared and to be laid before the members of the Company at every annual general meeting a profit and loss account for the period, in the case of the first account, since the incorporation of the Company and, in any other case, since the preceding account, together with a balance sheet as at the date at which the profit and loss account is made up and a Director's report with respect to the profit or loss of the Company for the period covered by the profit and loss account and the state of the Company's affairs as at the end of such period, an auditor's report on such accounts and such other reports and accounts as may be required by law. Copies of those documents to be laid before the members of the Company at an annual general meeting shall not less than 21 days before the date of the meeting, be sent in the manner in which notices may be served by the Company as provided in the Articles of Association, to every member of the Company and every holder of debentures of the Company provided that the Company shall not be required to send copies of those documents to any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

The Company shall at any annual general meeting appoint an auditor or auditors of the Company who shall hold office until the next annual general meeting. The remuneration of the auditors shall be fixed by the Company at the annual general meeting at which they are appointed provided that in respect of any particular year the Company in general meeting may delegate the fixing of such remuneration to the Directors.

J. Notice of meetings and business to be conducted thereat

An annual general meeting and any extraordinary general meeting called for the passing of a special resolution shall be called by not less than 21 days' notice in writing and any other extraordinary general meeting shall be called by not less than 14 days' notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the date, time, place and agenda of the meeting, particulars of the resolutions to be considered at the meeting and, in the case of special business, the general nature of that business. The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a special resolution shall specify the intention to propose the resolution as a special resolution. Notice of every general meeting shall be given to the auditors and all members of the Company (other than those who, under the provisions of the Articles of Association or the terms of issue of the shares they hold, are not entitled to receive such notice from the Company).

Notwithstanding that a meeting of the Company is called by shorter notice than that mentioned above, it shall be deemed to have been duly called if it is so agreed:

(a) in the case of a meeting called as an annual general meeting, by all members of the Company entitled to attend and vote thereat or their proxies; and

(b) in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right.

All business shall be deemed special that is transacted at an extraordinary general meeting and also all business shall be deemed special that is transacted at an annual general meeting with the exception of the following, which shall be deemed ordinary business:

(a) the declaration and sanctioning of dividends;

(b) the consideration and adoption of the accounts and balance sheets and the reports of the Directors and the auditors and other documents required to be annexed to the balance sheet;

(c) the election of Directors in place of those retiring;

(d) the appointment of auditors;

(e) the fixing of, or the determining of the method of fixing of, the remuneration of the Directors and of the auditors;

(f) the granting of any mandate or authority to the Directors to offer, allot, grant options over or otherwise dispose of the unissued shares of the Company representing not more than 20 per cent. (or such other percentage as may from time to time be specified in the Listing Rules) in nominal value of its then existing issued share capital and the number of any securities repurchased pursuant to sub-paragraph (g) below; and

(g) the granting of any mandate or authority to the Directors to repurchase securities of the Company.

K. Transfer of Shares

Transfers of shares may be effected by an instrument of transfer in the usual common form or in such other form as the Directors may approve.

The instrument of transfer shall be executed by or on behalf of the transferor and, unless the Directors otherwise determine, the transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register of members of the Company in respect thereof. All instruments of transfer shall be retained by the Company.

The Directors may refuse to register any transfer of any share which is not fully paid up or on which the Company has a lien. The Directors may also decline to register any transfer of any shares unless:

(a) the instrument of transfer is lodged with the Company accompanied by the certificate for the shares to which it relates (which shall upon the registration of the transfer be cancelled) and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer;

(b) the instrument of transfer is in respect of only one class of share;

(c) the instrument of transfer is properly stamped (in circumstances where stamping is required);

(d) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four;

(e) the shares concerned are free of any lien in favour of the Company; and

(f) a fee of such maximum amount as the Stock Exchange may from time to time determine to be payable (or such lesser sum as the Directors may from time to time require) is paid to the Company in respect thereof.

If the Directors refuse to register a transfer of any share they shall, within two months after the date on which the instrument of transfer was lodged with the Company, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 days' notice being given by advertisement in the newspaper or, subject to the Listing Rules, by electronic communication in the manner in which notices may be served by the Company by electronic means as provided in the Articles of Association, be suspended and the register of members of the Company closed at such times for such periods as the Directors may from time to time determine, provided that the registration of transfers shall not be suspended or the register closed for more than 30 days in any year (or such longer period as the members of the Company may by ordinary resolution determine provided that such period shall not be extended beyond 60 days in any year).

L. Power of the Company to purchase its own Shares

The Company is empowered by the Companies Law and the Articles of Association to purchase its own shares subject to certain restrictions and the Directors may only exercise this power on behalf of the Company subject to the authority of its members in general meeting as to the manner in which they do so and to any applicable requirements imposed from time to time by the Stock Exchange and the Securities and Futures Commission of Hong Kong.

M. Power of any subsidiary of the Company to own Shares

There are no provisions in the Articles of Association relating to the ownership of shares by a subsidiary.

N. Dividends and other methods of distributions

Subject to the Companies Law and Articles of Association, the Company in general meeting may declare dividends in any currency but no dividends shall exceed the amount recommended by the Directors. No dividend may be declared or paid other than out of profits and reserves of the Company lawfully available for distribution, including share premium.

Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For these purposes no amount paid up on a share in advance of calls shall be treated as paid up on the share.

The Directors may from time to time pay to the members of the Company such interim dividends as appear to the Directors to be justified by the profits of the Company. The Directors may also pay half-yearly or at other intervals to be selected by them at a fixed rate if they are of the opinion that the profits available for distribution justify the payment.

The Directors may retain any dividends or other monies payable on or in respect of a share upon which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists. The Directors may also deduct from any dividend or other monies payable to any member of the Company all sums of money (if any) presently payable by him to the Company on account of calls, instalments or otherwise.

No dividend shall carry interest against the Company.

Whenever the Directors or the Company in general meeting have resolved that a dividend be paid or declared on the share capital of the Company, the Directors may further resolve: (a) that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up on the basis that the shares so allotted are to be of the same class as the class already held by the allottee, provided that the members of the Company entitled thereto will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment; or (b) that the members of the Company entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the Directors may think fit on the basis that the shares so allotted are to be of the same class as the class already held by the allottee. The Company may upon the recommendation of the Directors by ordinary resolution resolve in respect of any one particular dividend of the Company that notwithstanding the foregoing a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid without offering any right to members of the Company to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, interest or other sum payable in cash to a holder of shares may be paid by cheque or warrant sent through the post addressed to the registered address of the member of the Company entitled, or in the case of joint holders, to the registered address of the person whose name stands first in the register of members of the Company in respect of the joint holding to such person and to such address as the holder or joint holders may in writing direct. Every cheque or warrant so sent shall be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register of members of the Company in respect of such shares, and shall be sent at his or their risk and the payment of any such cheque or warrant by the bank on which it is drawn shall operate as a good discharge to the Company in respect of the dividend and/or bonus represented thereby, notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement thereon has been forged. Any one of two or more joint holders may give effectual receipts for any dividends or other monies payable or property distributable in respect of the shares held by such joint holders.

Any dividend unclaimed for six years from the date of declaration of such dividend may be forfeited by the Directors and shall revert to the Company.

The Directors may, with the sanction of the members of the Company in general meeting, direct that any dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe securities of any other company, and where any difficulty arises in regard to such distribution the Directors may settle it as they think expedient, and in particular may disregard fractional entitlements, round the same up or down or provide that the same shall accrue to the benefit of the Company, and may fix the value for distribution of such specific assets and may determine that cash payments shall be made to any members of the Company upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Directors.

O. Proxies

Any member of the Company entitled to attend and vote at a meeting of the Company shall be entitled to appoint up to two persons who must be individuals as his proxies to attend and vote instead of him and a proxy so appointed shall have the same right as the member to speak at the meeting. A proxy need not be a member of the Company.

Instruments of proxy shall be in common form or in such other form as the Directors may from time to time approve. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates provided that the meeting was originally held within 12 months from such date.

The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney authorised in writing or if the appointor is a corporation either under its seal or under the hand of an officer, attorney or other person authorised to sign the same.

The instrument appointing a proxy and (if required by the Directors) the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, shall be delivered at the registered office of the Company (or at such other place as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any document sent therewith) not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than 48 hours before the time appointed for the taking of the poll and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of 12 months from the date named in it as the date of its execution. Delivery of any instrument appointing a proxy shall not preclude a member of the Company from attending and voting in person at the meeting or poll concerned and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

P. Calls on Shares and forfeiture of Shares

The Directors may from time to time make calls upon the members of the Company in respect of any monies unpaid on their shares (whether on account of the nominal amount of the shares or by way of premium) and not by the conditions of allotment thereof made payable at fixed times and each member of the Company shall (subject to the Company serving upon him at least 14 days' notice specifying the time and place of payment) pay to the Company at the time and place so specified the amount called on his shares. A call may be revoked or postponed as the Directors may determine. A person upon whom a call is made shall remain liable on such call notwithstanding the subsequent transfer of the shares in respect of which the call was made.

A call may be made payable either in one sum or by instalments and shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed. The joint holders of a share shall be jointly and severally liable to pay all calls and instalments due in respect of such share or other monies due in respect thereof.

If a sum called in respect of a share shall not be paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate, not exceeding 15 per cent. per annum, as the Directors may determine, but the Directors shall be at liberty to waive payment of such interest wholly or in part.

If any call or instalment of a call remains unpaid on any share after the day appointed for payment thereof, the Directors may at any time during such time as any part thereof remains unpaid serve a notice on the holder of such shares requiring payment of so much of the call or instalment as is unpaid together with any interest which may be accrued and which may still accrue up to the date of actual payment.

The notice shall name a further day (not being less than 14 days from the date of service of the notice) on or before which, and the place where, the payment required by the notice is to be made, and shall state that in the event of non-payment on or before the time and at the place appointed, the shares in respect of which such call was made or instalment is unpaid will be liable to be forfeited.

If the requirements of such notice are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls or instalments and interest due in respect thereof has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends and bonuses declared in respect of the forfeited shares and not actually paid before the forfeiture. A forfeited share shall be deemed to be the property of the Company and may be sold, re-allotted or otherwise disposed of.

A person whose shares have been forfeited shall cease to be a member of the Company in respect of the forfeited shares but shall, notwithstanding the forfeiture, remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of the shares, together with (if the Directors shall in their discretion so require) interest thereon at such rate not exceeding 15 per cent. per annum as the Directors may prescribe from the date of forfeiture until payment, and the Directors may enforce payment thereof without being under any obligation to make any allowance for the value of the shares forfeited, at the date of forfeiture.

Q. Inspection of register of members

The register of members of the Company shall be kept in such manner as to show at all times the members of the Company for the time being and the shares respectively held by them. The register may, on 14 days' notice being given by advertisement in the newspapers, or subject to the Listing Rules, by electronic communication in the manner in which notices may be served by the Company by electronic means as provided in the Articles of Association be closed at such times and for such periods as the Directors may from time to time determine either generally or in respect of any class of shares, provided that the register shall not be closed for more than 30 days in any year (or such longer period as the members of the Company may by ordinary resolution determine provided that such period shall not be extended beyond 60 days in any year).

Any register of members kept in Hong Kong shall during normal business hours (subject to such reasonable restrictions as the Directors may impose) be open to inspection by any member of the Company without charge and by any other person on payment of such fee not exceeding HK$2.50 (or such higher amount as may from time to time be permitted under the Listing Rules) as the Directors may determine for each inspection.

R. Quorum for meetings and separate class meetings

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment, choice or election of a chairman which shall not be treated as part of the business of the meeting.

Two members of the Company present in person or by proxy shall be a quorum provided always that if the Company has only one member of record the quorum shall be that one member present in person or by proxy.

A corporation being a member of the Company shall be deemed for the purpose of the Articles of Association to be present in person if represented by its duly authorised representative being the person appointed by resolution of the directors or other governing body of such corporation or by power of attorney to act as its representative at the relevant general meeting of the Company or at any relevant general meeting of any class of members of the Company.

The quorum for a separate general meeting of the holders of a separate class of shares of the Company is described in sub-paragraph D. above.

S. Rights of minorities in relation to fraud or oppression

There are no provisions in the Articles of Association concerning the rights of minority shareholders in relation to fraud or oppression.

T. Procedure on liquidation

If the Company shall be wound up, and the assets available for distribution amongst the members of the Company as such shall be insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members of the Company in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively. And if in a winding up the assets available for distribution amongst the members of the Company shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed amongst the members of the Company in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. The foregoing is without prejudice to the rights of the holders of shares issued upon special terms and conditions.

If the Company shall be wound up, the liquidator may with the sanction of a special resolution of the Company and any other sanction required by the Companies Law, divide amongst the members of the Company in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members of the Company. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the members of the Company as the liquidator, with the like sanction and subject to the Companies Law, shall think fit, but so that no member of the Company shall be compelled to accept any assets, shares or other securities in respect of which there is a liability.

U. Untraceable members

The Company shall be entitled to sell any shares of a member of the Company or the shares to which a person is entitled by virtue of transmission on death or bankruptcy or operation of law if: (i) all cheques or warrants, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years; (ii) the Company has not during that time or before the expiry of the three month period referred to in (iv) below received any indication of the whereabouts or existence of the member; (iii) during the 12 year period, at least three dividends in respect of the shares in question have become payable and no dividend during that period has been claimed by the member; and (iv) upon expiry of the 12 year period, the Company has caused an advertisement to be published in the newspapers, giving notice of its intention to sell such shares and a period of three months has elapsed since such advertisement and the Stock Exchange has been notified of such intention. The net proceeds of any such sale shall belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former member for an amount equal to such net proceeds.

3. CAYMAN ISLANDS COMPANY LAW

A. Introduction

The Companies Law is derived, to a large extent, from the older Companies Acts of England, although there are significant differences between the Companies Law and the current Companies Act of England. Set out below is a summary of certain provisions of the Companies Law, although this does not purport to contain all applicable qualifications and exceptions or to be a complete review of all matters of corporate law and taxation which may differ from equivalent provisions in jurisdictions with which interested parties may be more familiar.

B. Incorporation

The Company was incorporated in the Cayman Islands as an exempted company with limited liability on 14 January, 2003 under the Companies Law. As such, its operations must be conducted mainly outside the Cayman Islands. The Company is required to file an annual return each year with the Registrar of Companies of the Cayman Islands and pay a fee which is based on the size of its authorised share capital.

C. Share capital

The Companies Law permits a company to issue ordinary shares, preference shares, redeemable shares or any combination thereof.

The Companies Law provides that where a company issues shares at a premium, whether for cash or otherwise, a sum equal to the aggregate amount of the value of the premia on those shares shall be transferred to an account called the "share premium account". At the option of a company, these provisions may not apply to premia on shares of that company allotted pursuant to any arrangement in consideration of the acquisition or cancellation of shares in any other company and issued at a premium. The Companies Law provides that the share premium account may be applied by a company, subject to the provisions, if any, of its memorandum and articles of association, in such manner as the company may from time to time determine including, but without limitation:

(a) paying distributions or dividends to members;

(b) paying up unissued shares of the company to be issued to members as fully paid bonus shares;

(c) in the redemption and repurchase of shares (subject to the provisions of section 37 of the Companies Law);

(d) writing-off the preliminary expenses of the company;

(e) writing-off the expenses of, or the commission paid or discount allowed on, any issue of shares or debentures of the company; and

(f) providing for the premium payable on redemption or purchase of any shares or debentures of the company.

No distribution or dividend may be paid to members out of the share premium account unless immediately following the date on which the distribution or dividend is proposed to be paid the company will be able to pay its debts as they fall due in the ordinary course of business.

The Companies Law provides that, subject to confirmation by the Grand Court of the Cayman Islands, a company limited by shares or a company limited by guarantee and having a share capital may, if so authorised by its articles of association, by special resolution reduce its share capital in any way.

Subject to the detailed provisions of the Companies Law, a company limited by shares or a company limited by guarantee and having a share capital may, if so authorised by its articles of association, issue shares which are to be redeemed or are liable to be redeemed at the option of the company or a shareholder. In addition, such a company may, if authorised to do so by its articles of association, purchase its own shares, including any redeemable shares. However, if the articles of association do not authorise the manner of purchase, a company cannot purchase any of its own shares unless the manner of purchase has first been authorised by an ordinary resolution of the company. At no time may a company redeem or purchase its shares unless they are fully paid. A company may not redeem or purchase any of its shares if, as a result of the redemption or purchase, there would no longer be any member of the company holding shares. A payment out of capital by a company for the redemption or purchase of its own shares is not lawful unless immediately following the date on which the payment is proposed to be made, the company shall be able to pay its debts as they fall due in the ordinary course of business.

There is no statutory restriction in the Cayman Islands on the provision of financial assistance by a company for the purchase of, or subscription for, its own or its holding company's shares. Accordingly, a company may provide financial assistance if the directors of the company consider, in discharging their duties of care and to act in good faith, for a proper purpose and in the interests of the company, that such assistance can properly be given. Such assistance should be on an arm's-length basis.

D. Dividends and distributions

With the exception of section 34 of the Companies Law, there are no statutory provisions relating to the payment of dividends. Based upon English case law which is likely to be persuasive in the Cayman Islands in this area, dividends may be paid only out of profits. In addition, section 34 of the Companies Law permits, subject to a solvency test and the provisions, if any, of the company's memorandum and articles of association, the payment of dividends and distributions out of the share premium account (see C above for further details).

E. Shareholders' suits

The Cayman Islands courts can be expected to follow English case law precedents. The rule in *Foss v. Harbottle* (and the exceptions thereto which permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge (a) an act which is ultra vires the company or illegal, (b) an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company, and (c) an action which requires a resolution with a qualified (or special) majority which has not been obtained) has been applied and followed by the courts in the Cayman Islands.

F. Protection of minorities

In the case of a company (not being a bank) having a share capital divided into shares, the Grand Court of the Cayman Islands may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine into the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

Any shareholder of a company may petition the Grand Court of the Cayman Islands which may make a winding up order if the court is of the opinion that it is just and equitable that the company should be wound up.

Claims against a company by its shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by the company's memorandum and articles of association.

The English common law rule that the majority will not be permitted to commit a fraud on the minority has been applied and followed by the courts of the Cayman Islands.

G. Disposal of assets

The Companies Law contains no specific restrictions on the powers of directors to dispose of assets of a company. As a matter of general law, in the exercise of those powers, the directors must discharge their duties of care and to act in good faith, for a proper purpose and in the interests of the company.

H. Accounting and auditing requirements

The Companies Law requires that a company shall cause to be kept proper books of account with respect to:

(a) all sums of money received and expended by the company and the matters in respect of which the receipt and expenditure takes place;

(b) all sales and purchases of goods by the company; and

(c) the assets and liabilities of the company.

Proper books of account shall not be deemed to be kept if there are not kept such books as are necessary to give a true and fair view of the state of the company's affairs and to explain its transactions.

I. Register of members

An exempted company may, subject to the provisions of its articles of association, maintain its principal register of members and any branch registers at such locations, whether within or without the Cayman Islands, as its directors may, from time to time, think fit. There is no requirement under the Companies Law for an exempted company to make any returns of members to the Registrar of Companies in the Cayman Islands. The names and addresses of the members are, accordingly, not a matter of public record and are not available for public inspection.

J. Inspection of books and records

Members of a company will have no general right under the Companies Law to inspect or obtain copies of the register of members or corporate records of the company. They will, however, have such rights as may be set out in the company's articles of association.

K. Special resolutions

The Companies Law provides that a resolution is a special resolution when it has been passed by a majority of not less than two-thirds (or such greater number as may be specified in the articles of association of the company) of such members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given. Written resolutions signed by all the members entitled to vote for the time being of the company may take effect as special resolutions if this is authorised by the articles of association of the company.

L. Subsidiary owning shares in parent

The Companies Law does not prohibit a Cayman Islands company acquiring and holding shares in its parent company provided its objects so permit. The directors of any subsidiary making such acquisition must discharge their duties of care and to act in good faith, for a proper purpose and in the interests of the subsidiary.

M. Reconstructions

There are statutory provisions which facilitate reconstructions and amalgamations approved by a majority in number representing 75 per cent. in value of shareholders or creditors, depending on the circumstances, as are present at a meeting called for such purpose and thereafter sanctioned by the Grand Court of the Cayman Islands. Whilst a dissenting shareholder would have the right to express to the Grand Court his view that the transaction for which approval is sought would not provide the shareholders with a fair value for their shares, the Grand Court of the Cayman Islands is unlikely to disapprove the transaction on that ground alone in the absence of evidence of fraud or bad faith on behalf of management and if the transaction were approved and consummated the dissenting shareholder would have no rights comparable to the appraisal rights (i.e. the right to receive payment in cash for the judicially determined value of his shares) ordinarily available, for example, to dissenting shareholders of United States corporations.

N. Take-overs

Where an offer is made by a company for the shares of another company and, within four months of the offer, the holders of not less than 90 per cent. of the shares which are the subject of the offer accept, the offeror may at any time within two months after the expiration of the said four months, by notice require the dissenting shareholders to transfer their shares on the terms of the offer. A dissenting shareholder may apply to the Grand Court of the Cayman Islands within one month of the notice objecting to the transfer. The burden is on the dissenting shareholder to show that the Grand Court should exercise its discretion, which it will be unlikely to do unless there is evidence of fraud or bad faith or collusion as between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders.

O. Indemnification

Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy (e.g. for purporting to provide indemnification against the consequences of committing a crime).

P. Liquidation

A company is placed in liquidation either by an order of the court or by a special resolution (or, in certain circumstances, an ordinary resolution) of its members. A liquidator is appointed whose duties are to collect the assets of the company (including the amount (if any) due from the contributories (shareholders)), settle the list of creditors and discharge the company's liability to them, rateably if insufficient assets exist to discharge the liabilities in full, and to settle the list of contributories and divide the surplus assets (if any) amongst them in accordance with the rights attaching to the shares.

Q. Stamp duty on transfers

No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands.

R. Taxation

Pursuant to section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, the Company has obtained an undertaking from the Governor-in-Council:

(1) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to the Company or its operations; and

(2) in addition, that no tax to be levied on profits, income gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable by the Company:

   (i) on or in respect of the shares, debentures or other obligations of the Company; or

   (ii) by way of withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Law (1999 Revision).

The undertaking is for a period of twenty years from 4 March, 2003.

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties.

S. Exchange control

There are no exchange control regulations or currency restrictions in the Cayman Islands.

T. General

Maples and Calder Asia, the Company's legal advisers on Cayman Islands law, have sent to the Company a letter of advice summarising aspects of Cayman Islands company law. This letter, together with a copy of the Companies Law, is available for inspection as referred to in the section headed "Documents delivered to the registrar of companies and available for inspection" in Appendix X. Any person wishing to have a detailed summary of Cayman Islands company law or advice on the differences between it and the laws of any jurisdiction with which he/she is more familiar is recommended to seek independent legal advice.

I. FURTHER INFORMATION ABOUT THE COMPANY

(a) Incorporation of the Company

The Company was incorporated in the Cayman Islands under the Companies Law as an exempted company with limited liability on 14 January, 2003. The Company has established a place of business in Hong Kong at Room 64-02, 64th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong and was registered on 4 July, 2003 as an oversea company in Hong Kong under Part XI of the Companies Ordinance, with Mr. Alan Chi Hung Chan of Room 64-02, 64th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong appointed as the agent of the Company for the acceptance of service of process and notices on behalf of the Company in Hong Kong.

As the Company was incorporated in the Cayman Islands, it operates subject to the Companies Law and to its constitution which comprises a memorandum and articles of association. A summary of certain relevant parts of the Company's constitution and certain relevant aspects of Cayman Islands company law are set out in Appendix VIII to this prospectus.

(b) Changes in share capital of the Company

As at the date of incorporation of the Company, its authorised share capital was HK$380,000 divided into 380,000 shares of HK$1.00 each. On 14 January, 2003, one subscriber's share of HK$1.00 in the Company was allotted and issued to Mapcal Limited for cash at par, and was transferred to Anber Investments Limited ("Anber") on the same day, which transfer was registered on 30 January, 2003.

Pursuant to the written resolutions of the sole shareholder of the Company passed on 30 June, 2003 (i) each share of a par value of HK$1.00 in the unissued and issued share capital of the Company was subdivided into 10 shares of a par value of HK$0.10 each, and (ii) the authorised share capital of the Company was increased from HK$380,000 to HK$1,000,000,000, by the creation of an additional 9,996,200,000 Shares.

On 30 June, 2003, the Company allotted and issued 3,120,100 Shares to Anber credited as fully paid in consideration of the transfer of the entire issued share capital of Most Top Limited ("Most Top") by Anber to Jetgold Limited ("Jetgold") at the direction of the Company and the transfer of the entire issued share capital of Yager International Limited ("Yager") and Wilberforce International Limited ("Wilberforce") by Anber to the Company.

On 30 June, 2003, the Company allotted and issued 140 Shares to Anber credited as fully paid at the direction of Guangzhou-Shenzhen Superhighway (Holdings) Ltd. ("GSSH") in consideration of GSSH (i) procuring the allotment and issue of two new ordinary shares in HHI GS Superhighway Co to Kingnice Limited ("Kingnice") and its nominee and the conversion of the ordinary shares in HHI GS Superhighway Co beneficially held by it into deferred non-voting shares, and (ii) transferring its one share in Fan Wai Properties Limited ("Fan Wai") to Kingnice.

On 23 July, 2003, the Company allotted and issued 2,156,879,750 Shares to Anber credited as fully paid on capitalisation of an amount of HK$4,500,000,000 then owing by the Company to Anber.

Assuming that the Offering becomes unconditional and the issue of the Offer Shares is made, but taking no account of any Shares which may be issued upon the exercise of the Over-allotment Option, the authorised share capital of the Company will be HK$1,000,000,000 divided into 10,000,000,000 Shares and the issued share capital of the Company will be HK$288,000,000 divided into 2,880,000,000 Shares fully paid or credited as fully paid, with 7,120,000,000 Shares remaining unissued. Other than pursuant to any options which may be granted under the Share Option Scheme, pursuant to exercise of subscription rights attaching to the Warrants or pursuant to exercise of the Over-allotment Option, or the exercise of the general mandate to issue shares referred to in the paragraph headed "Written resolutions

lapsed in accordance with the Share Option Scheme or any other share option schemes or exercised options) will not be counted for the purpose of calculating such limit as refreshed. In such a case, the Company shall send a circular to its shareholders containing the information required under the Listing Rules.

(iii) Subject to (iv) below, the Company may seek separate approval by its shareholders in general meeting for granting Options beyond the 10% limit provided the Options in excess of such limit are granted only to Participants specifically identified by the Company before such approval is sought. In such a case, the Company shall send a circular to its shareholders containing the information required under the Listing Rules.

(iv) Notwithstanding any other provisions of the Share Option Scheme, the maximum number of the Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other share option schemes of the Company shall not exceed 30% of the total number of Shares in issue from time to time. No options may be granted under the Share Option Scheme and any other share option schemes of the Company if this will result in such limit being exceeded.

(G) Subject to the provisions of the Share Option Scheme and the Listing Rules, the board of Directors may when making an offer of grant of an Option impose any conditions, restrictions or limitations in relation thereto as it may at its absolute discretion think fit.

(H) (i) The maximum entitlement for any one Participant is that the total number of the Shares issued and to be issued upon exercise of the Options granted to each Participant (including both exercised and outstanding Options) in any 12-month period shall not exceed 1% of the total number of Shares in issue.

(ii) Any further grant of Options to a Participant which would result in the Shares issued and to be issued upon exercise of all options granted and to be granted to such Participant under the Share Option Scheme and any other share option schemes of the Company (including exercised, cancelled and outstanding options) in the 12-month period up to and including the date of such further grant representing in aggregate over 1% of the Shares in issue shall be subject to the Shareholders' approval in general meeting with such Participant and his Associates abstaining from voting. The number of Shares subject to the Options to be granted and the terms of the Options to be granted to such Participants shall be fixed before the Shareholders' approval and the date of the meeting of the board of Directors for proposing such further grant should be taken as the date of grant for the purpose of calculating the subscription price. In such a case, the Company shall send a circular to its shareholders containing the information required under the Listing Rules.

(I) (i) Any grant of Options to a Participant who is a director, chief executive or substantial shareholder (all with the meaning as ascribed under the Listing Rules) of the Company or their respective Associates must be approved by the independent non-executive directors of the Company (excluding independent non-executive director who is the Grantee).

(ii) Where the board of Directors proposes to grant any Option to a Participant who is a substantial shareholder (with the meaning as ascribed under the Listing Rules) or an independent non-executive director, or any of their respective Associates would result in the Shares issued and to be issued upon exercise of all options already granted and to be

granted under the Share Option Scheme and any other share option schemes of the Company (including options exercised, cancelled and outstanding) to him in the 12-month period up to and including the date of such grant:

(1) representing in aggregate more than 0.1% of the total number of Shares in issue; and

(2) having an aggregate value, based on the closing price of the Shares at the date of each grant, in excess of HK$5,000,000,

such proposed grant of Options must be approved by the Shareholders in general meeting. In such a case, the Company shall send a circular to the Shareholders containing all those terms as required under the Listing Rules. All connected persons of the Company must abstain from voting at such general meeting (except that any connected person may vote against the relevant resolution provided that his intention to do so has been stated in the circular). Any vote taken at the meeting to approve the grant of such Options must be taken on a poll.

(J) An Option may be exercised in accordance with the terms of the Share Option Scheme at any time during the period to be determined by the board of Directors at its absolute discretion and notified by the board of Directors to each Grantee as being the period during which an Option may be exercised and in any event, such period shall not be longer than 10 years from the date upon which any particular Option is granted in accordance with the Share Option Scheme ("Option Period"). Subject to paragraphs (T) to (V) below, an Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the expiry of the Option Period.

(K) Unless otherwise determined by the board of Directors and specified in the offer letter to be given to the Participant at the time of the offer of the Option, there is neither any performance target that needs to be achieved by the Grantee before an Option can be exercised nor any minimum period for which an Option must be held before the Option can be exercised.

(L) An Option shall be personal to the Grantee and shall not be assignable and no Grantee shall in any way sell, transfer, charge, mortgage, encumber or create any interests in favour of any third party over or in relation to any Option. Subject to the above, an Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the date on which a Grantee commits a breach of the foregoing.

(M) If the Grantee ceases to be a Participant for any reason other than on his death or the termination of his employment, directorship, office or appointment on one or more of the grounds specified in paragraph (O) below, the Grantee may exercise the Option up to his entitlement at the date of cessation (to the extent he is entitled to exercise at the date of cessation but not already exercised) within the period of 3 months (or such longer period as the board of Directors may determine) following the date of such cessation, which date shall be the last actual working day with the relevant company whether salary is paid in lieu of notice or not, or the last date of office, appointment or directorship in the relevant company, as the case may be. Subject to the above, an Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the expiry of the period referred to above.

(N) If the Grantee dies before exercising the Option in full and none of the events which would be a ground for termination of his employment, directorship, office or appointment under paragraph (O) below arises, the personal representative(s) of the Grantee shall be entitled to exercise the Option up to the entitlement of such Grantee at the date of death (to the extent not already exercised) within a period of 6 months or such longer period as the board of Directors may determine from the date of death. Subject to the above, an Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the expiry of the period referred to above.

(O) An Option shall lapse automatically (to the extent not already exercised) on the date on which the Grantee ceases to be an employee, director, consultant, professional adviser or chief executive of the relevant company or substantial shareholder of the Company (as the case may be) by reason of the termination of his employment, directorship, office or appointment on the grounds that he has been guilty of misconduct, or appears either to be unable to pay or have no reasonable prospect to pay debts, or has become insolvent, or has made any arrangements or composition with his creditors generally, or has been convicted of any criminal offence involving his integrity or honesty.

(P) In the event a notice is given by the Company to its shareholders to convene a shareholders' meeting for the purposes of considering, and if thought fit, approving a resolution to voluntarily wind-up the Company, other than for the purposes of a reconstruction, amalgamation or scheme of arrangement, the Company shall on the same date as or soon after it despatches such notice to convene the shareholders' meeting, give notice thereof to all Grantees and thereupon, each Grantee (or his legal personal representatives(s)) shall be entitled to exercise all or any of his Option at any time not later than 2 Business Days prior to the proposed general meeting of the Company by giving notice in writing to the Company, accompanied by a payment for the full amount of the aggregate subscription price for the Shares in respect of which the notice is given, whereupon the Company shall as soon as possible and, in any event, no later than the Business Day immediately prior to the date of the proposed general meeting referred to above, allot the relevant Shares to the Grantee credited as fully paid. Subject to the above, an Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the expiry of the period referred to above.

(Q) (i) In the event a general offer by way of take-over is made to all the holders of the Shares (other than by way of scheme of arrangement pursuant to (ii) below) (or all such holders other than the offeror and/or any person controlled by the offeror and/or any person acting in association or concert with the offeror) and if such offer becomes or is declared unconditional prior to the expiry of the relevant Option Period, the Grantee (or his personal representative(s)) may by notice in writing to the Company within 21 days of the notice of the offeror exercise the Option (to the extent which has become exercisable on the date of the notice of the offeror and not already exercised) to its full extent or to the extent specified in such notice.

(ii) If a general offer by way of scheme of arrangement is made to all the holders of Shares and has been approved by the necessary number of holders of the Shares at the requisite meetings, the Grantee (or his personal representative(s)) may thereafter (but only until such time as shall be notified by the Company, after which it shall lapse) exercise the Option (to the extent which has become exercisable and not already exercised) to its full extent or to the extent specified in such notice.

(iii) If a compromise or arrangement between the Company and its shareholders or creditors is proposed for the purposes of or in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company or companies (other than a general offer or a scheme of arrangement contemplated in (ii) above), the Company shall give notice thereof to the Grantee on the same date as it despatches the notice which is sent to each shareholder or creditor of the Company summoning the meeting to consider such a compromise or arrangement, and thereupon the Grantee (or his personal representative(s)) may forthwith and until the expiry of the period commencing with such date and ending with the earlier of two months thereafter and the date on which such compromise or arrangement is sanctioned by the Court, exercise any of his Options (to the extent which has become exercisable and not already exercised) whether in full or in part, but the exercise of an Option as aforesaid shall be conditional upon such compromise or arrangement being sanctioned by the Court and becoming effective.

Upon such compromise or arrangement becoming effective, all Options shall lapse except insofar as previously exercised under the Share Option Scheme. the Company may require the Grantee (or his personal representative(s)) to transfer or otherwise deal with the Shares issued as a result of the exercise of Options in these circumstances so as to place the Grantee in the same position as nearly as would have been the case had such Shares been subject to such compromise or arrangement.

(R) The Shares to be allotted upon the exercise of an Option will be subject to all the provisions of the memorandum and articles of association of the Company for the time being in force and will rank pari passu in all respects with the fully paid Shares in issue on the date of allotment and issue, and accordingly will entitle the holders to participate in all dividends or other distributions paid or made on or after the date of allotment and issue other than any dividend or other distribution previously declared or recommended or resolved to be paid or made if the record date therefor shall be before the date of allotment and issue.

(S) In the event of any alteration in the capital structure of the Company whilst any Option remains exercisable, whether by way of capitalization issue, rights issue, sub-division or consolidation of the Shares or reduction of capital, excluding any alteration in the capital structure of the Company as a result of an issue of Shares as consideration in respect of a transaction to which the Company is a party, such corresponding alterations (if any) certified in writing by an independent financial adviser or the auditors for the time being of the Company to be in their opinion as fair and reasonable will be made in the number of Shares subject to the Options so far as unexercised and/or the subscription price, provided that such alterations shall give a Grantee the same proportion of the issued share capital of the Company as that to which he is previously entitled, but so that no such alteration shall be made the effect of which would enable a the Share to be issued at less than its nominal value.

(T) The Share Option Scheme will remain in force for a period of 10 years commencing on the date on which the Share Option Scheme is conditionally adopted by resolution of the sole shareholder of the Company.

(U) The board of Directors may, with the consent of the relevant Grantee, at any time at its absolute discretion cancel any Option granted but not exercised. An Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the date on which the Option is cancelled by the board of Directors as provided above.

(V) The Company by resolution in general meeting or the board of Directors may at any time terminate the operation of the Share Option Scheme and in such event no further Options will be offered but in all other respects the provisions of the Share Option Scheme shall remain in full force and effect.

(W) The provisions of the Share Option Scheme may be altered in any respect by resolution of the board of Directors except that provisions relating to the class of persons eligible for the grant of Options and all such other matters set out in Rule 17.03 of the Listing Rules cannot be altered to the advantage of the Participants without the prior approval of the Shareholders in general meeting. Any alterations to the terms and conditions of the Share Option Scheme which are of a material nature or any change to the terms of the Options granted must be approved by the Shareholders in general meeting, except where the alterations take effect automatically under the existing terms of the Share Option Scheme.

Application has been made to the Listing Committee for the listing of and permission to deal in the Shares which may be issued pursuant to the exercise of the options granted under the Share Option Scheme and options for up to 288,000,000 Shares may initially be granted under the scheme.

As at the date of this prospectus, no option has been granted or agreed to be granted by the Company under the Share Option Scheme.

V. OTHER INFORMATION

(a) Estate duty and tax indemnity

Hopewell and Anber have pursuant to a deed of indemnity referred to in the section headed "Summary of Material Contracts" in this Appendix, given indemnities to the Group to the extent of the Company's percentage interest in each Indemnified Party (as defined below) in connection with, among others, any taxation which might be payable by any member of the Group, the GS Superhighway JV or the Ring Road JV (each an "Indemnified Party") in respect of any income, profits or gains earned, accrued or received or alleged to have been earned, accrued or received on or before the date on which the Offering becomes unconditional, other than taxation payable by any Indemnified Party chargeable in respect of income, profits or gains made in the ordinary course of its business since 30 April, 2003.

Hopewell and Anber (the "Indemnifying Parties") will however, not be liable under the deed of indemnity for taxation where (1) provision or allowance has been made for such taxation in the audited combined accounts of the Group for the three years ended 30 June, 2002 and the 10 months ended 30 April, 2003 (the "Accounts"); (2) the taxation arises or is incurred as a result of a retrospective change in law or an increase in tax rates coming into force after the date of the deed of indemnity; (3) the taxation or liability would not have arisen but for any act, transaction or omission by any Indemnified Party voluntarily effected after the date of the deed of indemnity outside the ordinary course of business (other than pursuant to a binding commitment existing at the date of the deed of indemnity) without the prior acquiescence of the Indemnifying Parties; and (4) provision or reserve made for such taxation in the Accounts is established to be an over-provision or an excessive reserve.

The Directors have been advised that no material liability for estate duty is likely to fall on the Company or any of its subsidiaries under the laws of the Cayman Islands, the British Virgin Islands or the PRC, being jurisdictions in which one or more of the companies comprising the Group are incorporated.

(b) Litigation

No member of the Group is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened against any member of the Group.

(c) Address for service of process and notices

Mr. Alan Chi Hung CHAN has been nominated as the authorised person to accept service of process and notices of the Company. The address for service of process and notices is Room 64-02, 64th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(d) Sponsor

Citigroup has made an application on behalf of the Company to the Listing Committee of the Stock Exchange for listing of, and permission to deal in, the Shares in issue and Shares and Warrants to be issued as mentioned herein (including any Shares falling to be issued pursuant to the exercise of the Over-allotment Option and pursuant to the exercise of any options granted under the Share Option Scheme).

(e) Preliminary expenses

The preliminary expenses of the Company are estimated to be approximately US$3,000 and are payable by the Company.

(f) Promoter

The promoter of the Company is Hopewell, incorporated on 23 June, 1972 in Hong Kong. As at the Latest Practicable Date, the issued share capital of Hopewell was HK$2,189,955,302.50 divided into 875,982,121 shares of HK$2.50 each which are fully paid or credited as fully paid. Hopewell's current directors, principal bankers and auditors are as follows:

Directors of the promoter

Sir Gordon Ying Sheung WU
Mr. Eddie Ping Chang HO
Mr. Josiah Chin Lai KWOK
Mr. Thomas Jefferson WU
Mr. Henry Hin Moh LEE
Mr. Robert Van Jin NIEN
Mr. Guy Man Guy WU
Lady Ivy Sau Ping KWOK WU
Ms. Linda Lai Chuen LOKE
Mr. Lawrence Sai Kit MIAO
Mr. Colin Henry WEIR
Mr. David Yau-gay LUI
Mr. Carmelo Ka Sze LEE
Mr. Albert Kam Yin YEUNG
Mr. Andy Lee Ming Cheung

Principal bankers of the promoter

Bank of China (Hong Kong) Limited

The Hongkong and Shanghai Banking Corporation Limited

Industrial and Commercial Bank of China (Asia) Limited

Citibank, N.A.

The Development Bank of Singapore Limited

Hang Seng Bank Limited

The Bank of East Asia, Limited

BNP Paribas

Liu Chong Hing Bank Limited

Mizuho Corporate Bank, Limited

Tai Fung Bank Limited

Auditors of the promoter

Deloitte Touche Tohmatsu

Save as disclosed in this prospectus, within the two years preceding the date of this prospectus, no amount or benefit has been paid or given to the promoter in connection with the Offering or the related transactions described in this prospectus.

(g) Qualifications of experts

The following are the qualifications of the experts who have given opinion or advice which are contained in this prospectus:

Name	Qualification
Citigroup	Registered investment adviser and securities dealer
Deloitte Touche Tohmatsu	Certified public accountants
Parsons Brinckerhoff (Asia) Ltd.	Traffic consultant
FPD	Property valuers and business valuers
Maples and Calder Asia	Cayman Islands attorneys-at-law
Haiwen & Partners	PRC lawyers

(h) Consents of experts

Each of Citigroup, Deloitte Touche Tohmatsu, Parsons Brinckerhoff, FPD, Maples and Calder Asia and Haiwen & Partners has given and has not withdrawn its written consent to the issue of this prospectus with the inclusion of its report and/or letter and/or valuation certificate and/or the references to its name included herein in the form and context in which they are respectively included.

(i) Binding effect

This prospectus shall have the effect, if an application is made in pursuance hereof, of rendering all persons concerned bound by all of the provisions (other than the penal provisions) of sections 44A and 44B of the Companies Ordinance insofar as applicable.

(j) Miscellaneous

(1) Save as disclosed in this prospectus:

(a) within the two years preceding the date of this prospectus, no share or loan capital of the Company or any of its subsidiaries has been issued or agreed to be issued fully or partly paid either for cash or for a consideration other than cash;

(b) no share or loan capital of the Company or any of its subsidiaries is under option or is agreed conditionally or unconditionally to be put under option;

(c) no founders, management or deferred shares of the Company or any of its subsidiaries have been issued or agreed to be issued; and

(d) within the two years preceding the date of this prospectus, no commissions, discounts, brokerages or other special terms have been granted in connection with the issue or sale of any capital of the Company or any of its subsidiaries.

(2) None of Citigroup, Deloitte Touche Tohmatsu, Parsons Brinckerhoff, FPD, Maples and Calder Asia and Haiwen & Partners:

(a) is interested beneficially or non-beneficially in any shares in any member of the Group; or

(b) has any right or option (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for any shares in any member of the Group.

(3) No company within the Group is presently listed on any stock exchange or traded on any trading system.

(4) All necessary arrangements have been made to enable the Shares and the Warrants to be admitted into CCASS for clearing and settlement.

I. DOCUMENTS DELIVERED TO THE REGISTRAR OF COMPANIES

The documents attached to the copy of this prospectus registered by the Registrar of Companies in Hong Kong were copies of the **WHITE**, and **YELLOW** application forms, the written consents referred to under the heading "Consents of experts" in Appendix IX, the statement of adjustments made by Deloitte Touche Tohmatsu in arriving at the figures set out in their accountants' report and giving their reasons therefor, and copies of the material contracts referred to in the paragraph headed "Summary of material contracts" in Appendix IX to this prospectus.

II. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of Woo, Kwan, Lee & Lo, 27th Floor, Jardine House, 1 Connaught Place, Central, Hong Kong during normal business hours up to and including 11 August, 2003:

(a) the memorandum and articles of association of the Company;

(b) the accountants' report on the Group prepared by Deloitte Touche Tohmatsu, the text of which is set out in Appendix I to this prospectus and the related statement of adjustments;

(c) the audited accounts of HHI GS Superhighway Co, HHI Ring Road Co and HHI West HK Co as have been prepared for each of the two financial years ended 30 June, 2001 and 30 June, 2002;

(d) the letters prepared by Deloitte Touche Tohmatsu relating to the profit estimate and the profit forecast, the texts of which are set out in Appendix III to this prospectus;

(e) the letter prepared by Citigroup relating to the profit estimate and the profit forecast, the text of which is set out in Appendix III to this prospectus;

(f) the material contracts referred to in the section headed "Summary of material contracts" in Appendix IX to this prospectus;

(g) the written consents referred to in the section headed "Consents of experts" in Appendix IX to this prospectus;

(h) the rules of the Share Option Scheme;

(i) the letter and valuation certificate prepared by FPD, the texts of which are set out in Appendix IV to this prospectus;

(j) the letter and valuation certificate prepared by FPD, the texts of which are set out in Appendix V to this prospectus;

(k) the letters prepared by Parsons Brinckerhoff, the texts of which are set out in Appendix VI to this prospectus;

(l) a draft, subject to modification, of the instrument constituting the Warrants;

(m) the letter prepared by Maples and Calder Asia summarising certain aspects of Cayman Islands company law referred to in Appendix VIII to this prospectus; and

(n) the Companies Law.

全球發售



合和公路基建有限公司

（於開曼群島註冊成立之有限公司）

全球協調人、賬簿管理人及保薦人

citigroup

聯席牽頭經辦人

citigroup



中銀國際 亞洲有限公司

1

2



1. Guangzhou-Shenzhen Superhighway
廣深高速公路

2. Guangzhou East-South-West Ring Road
廣州東南西環高速公路

重要提示

閣下對本招股章程如有任何疑問，請諮詢　閣下之股票經紀、銀行經理、律師、專業會計師或其他專業顧問。



Hopewell Highway Infrastructure Limited

合和公路基建有限公司*

（於開曼群島註冊成立之有限公司）

全球發售

售股項下之發售股份數目	：	720,000,000股股份（可予調整及根據超額配股權作出調整）
國際發售股份數目	：	648,000,000股股份（可予調整）
公開發售股份數目	：	72,000,000股股份（可予調整）
發售價	：	每股股份不超過港幣4.75元（股款須於申請時繳足及多收款項將予退還）
面值	：	每股港幣0.10元
股份代號	：	737

全球協調人、賬簿管理人兼保薦人



聯席牽頭經辦人

citigroup　　中銀國際 亞洲有限公司

副牽頭經辦人

法國巴黎百富勤　　大和証券SMBC香港
摩根大通　　摩根士丹利

副經辦人

里昂證券亞太區市場　　荷蘭商業銀行　　新加坡大華亞洲（香港）有限公司
工商東亞融資有限公司　　金英証券（香港）有限公司　　南華證券投資有限公司
新鴻基國際有限公司　　滙盈加怡融資有限公司

本招股章程，連同附錄十「送呈公司註冊處處長之文件」一段所列明之文件，已遵照香港公司條例第342C條之規定送呈香港公司註冊處處長登記。香港公司註冊處處長及香港證券及期貨事務監察委員會對本招股章程或上述任何其他文件之內容概不負責。

認股權證不會向於記錄日期之登記地址為香港以外地區之合和股東提供。在美國境內或由美國人士（該詞語之定義見S規例）接受、轉售、轉讓及行使認股權證，以及銷售及轉讓因行使認股權證已發行之股份，均須受若干限制，及僅於根據若干限制進行方獲批准。

發售價預期將由花旗集團（代表包銷商）與本公司於定價日（當日將會釐定發售股份之市場需求）釐定。定價日預計為二零零三年七月三十一日或前後，但無論任何情況均不遲於二零零三年八月三日。

發售價將不會超過每股發售股份港幣4.75元，亦預期不會少於每股發售股份港幣4.10元。經本公司同意，花旗集團（代表包銷商）在其認為適當之時，可於公開發售遞交申請之最後一日早上前隨時調低本招股章程所述之指示性發售價範圍。在此種情況下，本公司將盡快（無論如何不遲於在公開發售遞交申請之最後一日當日早上）在南華早報、信報及香港經濟日報刊登調低指示性發售價範圍之通告。**倘認購公開發售股份之申請於公開發售遞交申請之最後一日前已遞交，則即使發售價範圍獲調低，申請亦不得撤銷。**申請公開發售股份之投資者必須支付最高價每股公開發售股份港幣4.75元，連同經紀佣金1%、聯交所交易費0.005%、證券及期貨事務監察委員會交易徵費0.005%及投資者賠償徵費0.002%，而倘按上述方式釐定之最終發售價低於最高發售價，則多收款項將予退還。

倘花旗集團（代表包銷商）與本公司未能就發售價達成協議，則售股不會成為無條件及將告失效。

* 僅供識別

二零零三年七月二十八日

預期時間表[1]

開始認購申請[2] .... 二零零三年七月三十一日星期四上午十一時四十五分

辦理以下各項之最後時限：

- 遞交**白色**及**黃色**申請表格 .... 二零零三年七月三十一日星期四中午十二時正
- 向香港結算發出電子認購指示 .... 二零零三年七月三十一日星期四中午十二時正

截止認購申請 .... 二零零三年七月三十一日星期四中午十二時正

定價日[3] .... 二零零三年七月三十一日星期四或前後

在南華早報(以英文)、信報(以中文)及
香港經濟日報(以中文)公佈發售價、
國際發售認購踴躍程度、公開發售股份
之申請結果及配發基準
(連同成功申請人之身份證明文件編號) .... 二零零三年八月五日星期二或之前

寄發退款支票[4] .... 二零零三年八月五日星期二或之前

寄發股票及認股權證證書[4] .... 二零零三年八月五日星期二或之前

股份及認股權證開始在聯交所買賣日期 .... 二零零三年八月六日星期三

附註：

1. 除另有指示外，所有時間均指香港本地時間。
2. 倘於二零零三年七月三十一日星期四上午九時正至中午十二時正期間內任何時間發出「黑色」暴雨警告訊號或八號或以上熱帶氣旋警告訊號，則該日不會開始認購申請。請參閱「如何申請公開發售股份－惡劣天氣對開始認購申請之影響」一節。
3. 定價日預期為二零零三年七月三十一日星期四或前後，但在任何情況下不遲於二零零三年八月三日星期日。倘花旗集團(代表包銷商)與本公司未能就發售價達成協議，則售股將成為無條件及將告失效。
4. 倘　閣下使用**白色**或**黃色**申請表格申請1,000,000股或以上公開發售股份，並在　閣下之申請表格中表明擬親身前往本公司之股份過戶登記處領取股票及／或退款支票(如適用)，可於二零零三年八月五日星期二或於本公司在報章上通知寄發股票及退款支票日期之日上午九時正至下午一時正，親身前往本公司之股份過戶登記處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心17樓1712-1716室)領取股票及退款支票(如適用)。　閣下必須在領取　閣下之股票及／或退款支票時出示　閣下之身份證明文件。倘選擇親身領取屬公司之申請人，必須由授權代表攜同加蓋公司印章之公司授權書方可領取，授權代表須在領取有關股票及／或退款支票時出示香港中央證券登記有限公司接納之身份證明文件。倘　閣下不領取　閣下之股票及／或退款支票，本公司將按　閣下之申請表格所示地址，以普通郵遞方式寄予　閣下，郵誤風險概由　閣下自行承擔。倘　閣下並無在　閣下之申請表格上註明　閣下將會領取　閣下之股票及／或退款支票，則本公司將於寄發日期按　閣下之申請表格所示地址，以普通郵遞方式寄予　閣下，郵誤風險概由　閣下自行承擔。詳情載於「如何申請公開發售股份」及「公開發售之進一步條款及條件」。
5. 有關售股架構(包括公開發售之條件)之詳情載於「售股之架構」一節。

目　錄

準投資者應僅依賴本招股章程及申請表格所載之資料，以作出投資決定。

本公司並無授權任何人士向準投資者提供與本招股章程內容不符之資料。

準投資者不應依賴並非載於本招股章程之任何資料或陳述，將其視作經本公司、保薦人、包銷商、彼等各自之董事或參與售股之任何其他人士授權發表。

頁次

目 錄

本概要旨在提供本招股章程所載資料之概覽。由於僅屬概要，因此並無載有可能對準投資者重要之所有資料，及準投資者於決定是否投資發售股份前，應閱讀整份招股章程。

任何投資均涉及風險。投資發售股份涉及之部分特殊風險載於「風險因素」一節。準投資者於決定是否投資發售股份前，應仔細閱讀該節。

本節所使用之各用語在下文「釋義」及「詞彙表」兩節中界定或闡釋。

業務

緒言

本集團之主要業務為倡議、推動、發展及經營於華南廣東省，特別是毗鄰香港之珠江三角洲(「珠江三角洲」)地區之策略性重點公路、隧道、橋樑及相關基建項目。本集團現時所有項目乃為珠江三角洲發展中之公路網絡之重要組成部分或連接，其中，廣深高速公路為貫通廣州及深圳之要道，於深圳邊境接連香港。

本集團現時於三項主要收費高速公路項目持有權益：

- 廣州－深圳高速公路
- 廣州東南西環高速公路
- 珠江三角洲西岸幹道一期

本集團所有現有項目之權益為(或就西線一期而言，將會)透過根據適用中國法律成立之中外合作經營企業持有，而所有中方夥伴均為由負責有關區域及地區內交通基建之政府或行政部門成立或與該等部門關係密切。

廣東省及珠江三角洲之增長

合和為中國基建業內翹楚之一，及為首批投資中國基建項目之外資公司之一。本集團參與發展珠江三角洲之公路網絡，乃基於合和預期廣東，特別是珠江三角洲，隨着中國在七零年代末期之經濟改革後，預計可釋放潛力之遠見。正如合和預期廣東省，特別是珠江三角洲之經濟及工業增長，已成為發展公路網絡之主要推動力之一。

廣東省乃中國最富庶及發展最迅速省份之一。由一九九一年至二零零一年，廣東省國內生產總值之複合年增長率約為19%，遠遠超出中國全國之平均數。根據《2002廣東省統計年鑒》，於二零零一年廣東省之外商直接投資合共美金119億元，相當於中國之外商直接投資總值約25%。廣東省佔全國出口總額約36%或美金954億元。根據廣東省前省長盧瑞華先生於二零零三年一月十三日發表之政府工作報告，估計廣東省在二零零二年之經濟活動將有顯著增長：二零零二年之國內生產總值估計為人民幣11,674億元(約美金1,410億元)(較二零零一年增長約10%)及出口總值估計為美金1,186億元(較二零零一年增長約24%)。

珠江三角洲位於廣東省南部珠江河口。隨着中國在七零年代末期採取開放門戶經濟改革政策後，珠江三角洲由農業地區迅速轉型成為世界最重要之工業生產中心之一，並持續增長。雖然珠江三角洲人口僅佔廣東省約30%，但珠江三角洲在二零零一年已佔廣東省國內生產總值約78%、外商直接投資約98%及其出口量約95%。

珠江三角洲特別因其毗鄰香港而受惠，經濟特區及沿海開放城市出現，更是為推動新經濟改革進程而設立。這情況讓珠江三角洲能吸引大量外商投資，並逐步帶動整合珠江三角洲與香港之經濟。本公司預期珠江三角洲與香港之間之經濟整合，將會因二零零三年六月二十九日簽訂關於建立更緊密經貿關係之協議(「更緊密經貿關係安排」)而進一步加強。更緊密經貿關係安排載列多項有關貨品及服務貿易及促進投資之經濟措施，包括削減關稅及放寬對專業及投資服務限制。本公司認為，這些措施將令中國與香港之間之經濟關係得到重大積極發展。

在過去二十年，廣東公路系統與廣東之經濟發展同步增長。由一九八零年至二零零一年，廣東省之國內生產總值增長超過40倍。與此同時，公路系統迅速擴大，支持這項增長。在一九八零年，公路總長僅為49,495公里，到二零零一年底已達104,798公里。廣東省政府憑藉其本身之經驗，深明已發展之公路網絡在經濟發展中所擔當之角色，所以在其第十個五年計劃(二零零一年至二零零五年)中將以改善公路作為首要項目，藉以將省內全部主要城市聯繫，並連接其他省份。

自廣深高速公路在一九九五年首年全面投入運作以來，其每日平均收費車流量已錄得複合年增長率約達16%。於二零零二年，按收益計，廣深高速公路合營企業獲對外貿易經濟合作部列為中國首500家外資公司之一。

項目之歷史及發展

合和公路基建一般會力求在倡議及推動項目中擔任領導角色。由於隨着中國在七零年代末期推行經濟改革，合和致力推銷其對珠江三角洲綜合公路網絡所構思之藍圖，廣深高速公路項目在八零年代中設立。項目是合和在一九七八年十二月向廣東省政府提交之建議書中簡述之倡議下建成。

合和公路基建在倡議及推動廣深高速公路項目整個過程中擔任領導角色，包括洽談合營企業合同設立之專營權、建造合同，以及安排項目融資。廣州東南西環高速公路項目源於一九七八年提出之同一份建議，合和公路基建再次在項目之倡議及推動過程中，擔任主要角色。

三項現有項目

本集團透過根據適用中國法律成立之中外合作經營企業安排，持有以下三項收費高速公路項目之權益：

- **廣深高速公路**：廣深高速公路為一條全線總長122.8公里封閉式雙向三車道高速公路，由廣州廣氮通往香港與深圳邊界之深圳皇崗。

廣深高速公路為直接貫通廣東省之省會廣州、以至深圳及香港之首條及現有唯一一條高速公路，屬於發展中之珠江三角洲公路網絡之要道，形成一條橫越東莞於深圳邊境接連香港之珠江三角洲東岸之南北走廊。

廣深高速公路之18個具策略性位置立交，連接多個人口稠密市鎮及／或工業城鎮，以及重要設施，包括深圳寶安機場及多個海港，而該條高速公路亦適當連接珠江三角洲之其他主要公路。特別是，作為連接深圳及虎門大橋之唯一一條高速公路，廣深高速公路為深圳與珠江三角洲西部及東南部地區之間之最重要交通幹道。

- **廣州東南西環高速公路**：廣州東南西環高速公路為一條全線總長38公里封閉式雙向三車道高速公路環道，途經廣州東、南及西周邊地區，東端及西端連接廣州北面繞道，形成一條環繞廣州市之互通高速公路環形幹道。

  廣州東南西環高速公路為服務於廣州市內及廣州市周邊地區不斷增加之繁重車流量之道路系統之重要組成部分。該條幹道是由經過廣州之多條主要公路而來，途經廣州而前往其他目的地之大量外來車流之重要繞道。這條公路亦為廣州交通之重要幹道，是經市中心之中至長途車程之另一條通道。

  廣深高速公路，以至日後之珠江三角洲西岸幹道一期，都是連接廣州東南西環高速公路。

- **西線一期**：珠江三角洲西岸幹線一期現正建造中，將會是一條全線總長14.7公里封閉式雙向三車道高速公路，滿足廣州市與順德之間之高速聯繫之策略性需要。預期這條路線將可縮短兩個城市之間之車程，由使用現有公路約40分鐘縮短至約10至15分鐘。

主要統計數字表

	廣深高速公路	廣州東南西環高速公路	西線一期
幹道	由廣州廣氮至深圳邊境皇崗	連接廣州廣氮、侖頭、赤崗及沙貝	廣州東南西環高速公路海南立交至順德碧桂路北端
類別	高速公路	高速公路	高速公路
全線總長(公里)	122.8公里	38公里	14.7公里
車道數目	雙向三車道	雙向三車道	雙向三車道
合營企業夥伴	廣東省公路建設公司	(1) 廣州市通達高速公路有限公司 (2) 長建環穗	廣東省公路建設公司
合營公司董事總數	10	15	8
本集團委任董事之權利	5	5	4

	廣深高速公路	廣州東南西環高速公路	西線一期
董事會對重大事宜之審批機制	多項事宜包括委任及撤換總經理、幹道詳細方向、公路各段計劃、興建公路各期之技術標準及建造期、更改總投資額及註冊資本、保險、融資、分派溢利及更改公司章程，均須經出席董事會會議之全體董事一致批准 所有其他事宜須由出席會議之簡單大多數董事通過。 董事會會議須獲最少60%之董事出席	多項事宜包括幹道詳細方向、建築規模及技術標準、通行費水平、融資、分派溢利、修訂公司章程、更改註冊資本及增設任何資產之產權負擔，均須經出席董事會會議之全體董事一致批准 所有其他事宜均須經出席會議之董事三分之二(包括最少兩名來自各合營企業夥伴之董事)大比數通過 董事會會議須獲最少三分之二董事出席	多項事宜包括審批年度預算及賬目、審批主要合同、更改總投資額及註冊資本、分派溢利及更改公司章程，均須經出席董事會會議之全體董事一致批准 所有其他事宜均須經出席會議之董事三分之二大比數通過 董事會會議須獲最少三分之二董事出席
專營期	由一九九七年七月一日起計三十年	由二零零二年一月一日起計30年	由成立之日(預計為二零零三年)起計三十年
專營期完結時之安排	所有固定資產將無償移交予廣東省公路建設公司 有關各方將按照當時各自之溢利分佔比率分享任何剩餘盈餘資產	所有固定資產將無償移交予廣州市通達高速公路有限公司 任何流動資產將分派予廣州市通達高速公路有限公司、本集團及長建環穗，比例分別為30%、35%及35%	所有固定資產將無償移交予負責之政府機關 有關各方將有權以同等比例獲取任何剩餘盈餘資產
通車日期	一九九四年七月(試行) 一九九七年七月一日(正式)	二零零零年六月	預計二零零四年中
狀況	全面通車，收取通行費	全面通車，收取通行費	自二零零一年十二月起為在建中
本集團分佔百分比	分佔溢利： 首10年：50% 其後10年：48% 最後10年：45%	現金流動淨額： 首10年：45.0% 其後10年：37.5% 最後10年：32.5%	營運收入淨額： 50%

附註：

(1) 合營企業夥伴按比例分別分佔溢利、現金流動淨額及營運收入淨額之權益，乃有關適用專營期及與各有關合營企業合同之條款一致，反映(其中包括)原定融資之項目基礎。詳情請參閱「公路項目」各有關項目之融資一段。

(2) 有關西線一期之資料乃根據由訂約各方協定之建議合營企業合同之條款編製，惟仍須待中國適合之監管機關批准，方可作實。

本集團之合作經營企業

本集團之合作經營企業由各自之合營企業夥伴共同控制，及任何一名夥伴均無絕對控制權。儘管合營企業合同並無明確賦予本集團有關合營企業事務之否決權，惟本集團之合營企業安排基本上需要得到合和公路基建與其合營企業夥伴就重要決策，例如總投資額或註冊資本之變動、融資安排、委任高級管理層、分派溢利、更改公司章程及保險等事宜達成共識。合和公路基建有關其合營企業之整體經驗，已顯示其合營企業合同對重大決策及轉變上提供有效保障，而實際上重大決策乃以合營企業夥伴之間達成之共識為基礎。

過往車流量及通行費收入

下表闡釋自各首個完整營運年度以來，本集團兩項營運中之項目之平均每日收費車流量及每年通行費收入總額之過往增長。

	一九九五年[1]	二零零零年	按年增長[2]	二零零一年	按年增長[2]	二零零二年	按年增長[2]	二零零三年[4]	按年增長[4]	複合年增長率[3]
廣深高速公路										
每日平均收費車流量（車輛數目）……	48,678	103,388	19.2%	114,930	11.2%	136,612	18.9%	162,998	30.3%	15.9%
通行費收入（人民幣百萬元）……	648	1,733	19.1%	1,825	5.4%	1,974	8.1%	1,073	14.4%	17.2%
	一九九八年[1]	二零零零年[5]		二零零一年		二零零二年		二零零三年[4]		複合年增長率[3]
廣州東南西環高速公路										
每日平均收費車流量（車輛數目）……	7,589	32,242	38.0%	31,212	(3.2%)[6]	36,120	15.7%	38,796	17.1%	47.7%
通行費收入（人民幣百萬元）……	18	151	74.8%	168	10.7%	199	18.5%	107	18.6%	81.3%

附註：

(1) 一九九五年為廣深高速公路之首個營運全年。一九九八年為廣州東南西環高速公路合營企業之首個營運全年，惟該環路若干路段於一九九七年至二零零零年六月整段期間始通車，及該環路於二零零零年六月二十六日才建成。
(2) 按年增長指與上一個曆年比較之百分比轉變。
(3) 每項項目之複合年增長率由首個完整營運年起至二零零二年（包括該年）止計算。
(4) 二零零三年之統計數字涵蓋年內首六個月及已與二零零二年同期比較。由於上述資料按曆年基準呈列，故二零零三年首六個月包括截至二零零三年六月三十日止財政年度之第二個六個月。
(5) 廣州東南西環高速公路全線自二零零零年六月二十六日起通車。
(6) 二零零一年數目下跌是由於為紓緩廣州市中心城市擠塞情況，廣州交通政策轉變之時間及暫時性扭曲之影響。實行該等措施導致由二零零一年一月至十二月期間，非廣州登記車輛可免付通行費進入廣州（請參閱「公路項目－廣州東南西環高速公路－營運－趨勢」）。

概　要

廣東省之封閉式高速公路之通行費率是經廣東省交通廳與廣東省物價局共同審閱後，由廣東省政府批准，而通行費率按車型分類，及以最小車型之基本收費為基礎逐級以倍數遞增，費率形式以每公里車程計算。因此，廣深高速公路及廣州東南西環高速公路之通行費收入主要視乎按車型分類劃分之車流量、適用通行費率和車程而定。

增長情況

廣深高速公路之車流量與
廣東國內生產總值之對比



國內生產總值（美金十億元）
平均每日收費車流量（千架次）
0
20
40
60
80
100
120
140
160
一九九五年
一九九六年
一九九七年
一九九八年
一九九九年
二零零零年
二零零一年
二零零二年
廣深高速公路平均每日收費車流量（千架次）
廣東國內生產總值（美金十億元）

廣深高速公路之車流量與
廣東私人汽車擁有量之對比



擁有私人汽車（每1,000名居民擁有之汽車數目）
平均每日收費車流量（千架次）
0
5
10
15
20
25
30
0
20
40
60
80
100
120
140
160
一九九五年
一九九六年
一九九七年
一九九八年
一九九九年
二零零零年
二零零一年
二零零二年
廣深高速公路平均每日收費車流量（千架次）
擁有私人汽車（每1,000名居民計）

附註：

(1) 國內生產總值指根據廣東省統計年鑒所示廣東省之國內生產總值。

(2) 擁有私人汽車數目指根據一九九六年、二零零一年及二零零二年中國統計年鑒，每一千名居民私人擁有民用汽車之數目。

(3) 二零零二年擁有私人汽車數目為根據一九九五年至二零零一年之複合年增長推斷。

(4) 車流量指廣深高速公路之平均每日收費車流量，而車輛組合為該相同之交通情況之組合。

廣深高速公路
平均每日收費車流量


車輛數目
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
複合年增長率 = 15.9%
一九九五年
一九九六年
一九九七年
一九九八年
一九九九年
二零零零年
二零零一年
二零零二年
二零零三年（直至六月三十日）
年份
第1類
第2類
第3類
第4類
第5類

附註：

(1) 廣深高速公路之各類車型分類如下：第1類（汽車、吉普車、計程車形式之客貨車、摩托車）、第2類（客貨車、小型客貨車及輕型貨車）、第3類（中型客貨車、大型車輛及中型貨車）、第4類（大型轎車、大型貨車、重型掛車、20呎集裝箱貨車）、第5類（雙層車輛、重型貨車、重型掛車、40呎集裝箱貨車）。

(2) 廣深高速公路之複合年增長率（「複合年增長率」）乃由一九九五年通車首個完整年度起直至二零零二年（包括首尾兩年）止計算。

下表提供截至二零零二年六月三十日及二零零三年六月三十日止最近兩個財政年度，平均每日通行費收入與平均每日收費車流量之更詳細每月比較。

廣深高速公路
每月平均每日通行費收入與每月平均每日收費車流量之增長

	平均每日通行費收入（人民幣千元）			平均每日收費車流量		
月份	二零零一年	二零零二年	增長百分比	二零零一年	二零零二年	增長百分比
七月	5,032.9	5,373.0	6.8%	115,049	136,480	18.6%
八月	5,373.1	5,686.0	5.8%	122,738	145,968	18.9%
九月	5,492.2	5,725.7	4.3%	126,596	148,773	17.5%
十月	5,180.7	5,622.8	8.5%	121,009	148,572	22.8%
十一月	5,070.3	5,598.7	10.4%	121,842	150,646	23.6%
十二月	4,971.2	5,773.9	16.1%	120,694	157,156	30.2%
	二零零二年	二零零三年	增長百分比	二零零二年	二零零三年	增長百分比
一月	4,961.3	6,301.6	27.0%	121,742	167,521	37.6%
二月	5,022.1	5,703.9	13.6%	114,304	148,573	30.0%
三月	5,377.5	6,222.6	15.7%	129,193	172,856	33.8%
四月	5,472.4	6,036.7	10.3%	133,611	166,015	24.3%
五月	5,168.3	5,367.1	3.8%	125,746	150,454	19.6%
六月	5,081.7	5,933.7	16.8%	125,377	171,544	36.8%

廣州東南西環高速公路
每月平均每日通行費收入與每月平均每日收費車流量之增長

月份	平均每日通行費收入(人民幣千元)			平均每日收費車流量		
	二零零一年	二零零二年	增長百分比	二零零一年	二零零二年	增長百分比
七月	447.4	543.4	21.5%	30,502	35,962	17.9%
八月	475.7	579.2	21.8%	32,095	38,342	19.5%
九月	503.8	617.4	22.5%	34,083	40,682	19.4%
十月	457.7	591.2	29.2%	31,943	39,209	22.7%
十一月	491.2	601.6	22.5%	33,469	40,071	19.7%
十二月	473.9	598.4	26.3%	32,329	40,183	24.3%
	二零零二年	二零零三年	增長百分比	二零零二年	二零零三年	增長百分比
一月	485.3	590.7	21.7%	32,636	39,499	21.0%
二月	375.5	466.7	24.3%	26,229	32,444	23.7%
三月	527.5	624.0	18.3%	34,383	40,591	18.1%
四月	550.2	637.0	15.8%	36,574	41,158	12.5%
五月	527.9	606.6	14.9%	34,542	38,082	10.2%
六月	517.7	616.1	19.0%	33,886	40,522	19.6%

主要優勢

董事相信，憑藉本集團在中國收費公路基建業累積超過二十年之經驗，本集團已形成下列實力及競爭優勢：

— 本集團已成功建立一個營運及產生收益之收費高速公路項目組合

- 廣深高速公路及廣州東南西環高速公路已建成，及每日產生現金收益。
- 該等項目之收益提供穩建之財務基礎，及作為本集團獲取可靠現金回報之基礎。
- 廣深高速公路自一九九五年首個全年營運之年度以來，在平均每日收費車流量已錄得之複合年增長率為15.9%。

— 本集團之公路處於珠江三角洲內高經濟增長地區之策略據點

廣深高速公路

- 廣深高速公路為直接貫通北端廣州及南端深圳及香港之首條及現有唯一一條高速公路，形成一條經濟活動之走廊。
- 該高速公路構成發展中珠江三角洲公路網絡之要道，連接廣州、東莞及深圳等重點地級市。於近期經濟顯著增長期間，這些地級市已成為珠江三角洲內之龍頭。
- 隨着發展高速公路，沿線眾多其他城鎮及設施已顯著增長或擴張，這方面亦進一步鞏固該高速公路之重要性。

廣州東南西環高速公路

- 廣州東南西環高速公路為服務於廣州及廣州周邊地區不斷增加之繁重車流量之公路系統重要組成部分。廣州不斷拓展及發展成為廣東省之商業中心。
- 廣州東南西環高速公路之優勢，很大程度上倚賴其接連性，即是與珠江三角洲內如人口稠密之市鎮及工業重鎮、機場及其他設施等坐擁潛在車流量之地點接連之支路。除現有連接外，其他連接計劃包括：西線一期(連接順德，預計於二零零四年通車)，及廣州南部快速幹線(連接廣珠東線及南沙港發展區，預計於二零零五年通車)。
- 董事從其他主要城市之環路所得之經驗預計，廣州東南西環高速公路在拓展後之廣州都市圈交通系統扮演之角色越來越重要，並支持該市向外拓展。

西線一期

- 珠江三角洲西岸幹道一期將可滿足廣州市與順德之間對高速聯繫之策略性需要。董事預期，這條幹道將可縮短兩個城市之車程，由使用現有公路約需40分鐘縮短至約10至15分鐘。

– **本集團之項目享有高度競爭門檻優勢**

- 收費公路業之高門檻，為本公司在維持其市場佔有份額及發展項目所需時間等方面締造龐大優勢。融資能力、技術水平、與政府及商界已建立之關係及有能力投放資源候待冗長之監管審批及發展程序，都是成功之關鍵因素。
- 隨着毗鄰城鎮及設施增加，以及人口、行業及服務集中於沿線地區，本集團幹道之長遠重要性日益提升。
- 道路之使用量，乃視乎該等道路可通往之起點及終點構成之潛在車流量。本集團已建成之道路，已得到連接珠江三角洲眾多人口稠密及工業重鎮之地區、機場及其他設施之主要支路作為支持，並與區內其他主要公路有效地連接起來。
- 就一項中國公路項目取得所需之正式審批、土地使用權及融資所辦理之手續，既複雜、冗長又昂貴。此外，建造過程歷時不短，結果未必明朗。因此，公路項目需要一段時間才能建成。

– **本公司確立專注於廣東省及珠江三角洲之具體策略**

- 本公司之策略，是要充分利用其優越之競爭優勢及業界之高門檻，把握增長機會。
- 本集團處於有利位置，從廣東省及珠江三角洲內之持續增長獲益。
- 本集團所有項目均是珠江三角洲發展中公路網絡內之重點項目或與該網絡聯繫，並因持續發展更廣大之網絡而受惠。

- 中國在二零零一年加入世界貿易組織後，普遍預期將會推動中國公路使用量之持續增長；而本公司亦預計實行更緊密經貿關係安排後，將會對香港與中國之間之貿易流量及車流量帶來正面影響。本公司預期廣東省及珠江三角洲仍然是中國工業及經濟增長之火車頭。

－ 本集團處於有利地位從新商機獲益

本公司相信，其業績記錄讓其處於有利地位，參與其他項目，而本公司將只會爭取其相信可帶來理想投資回報之商機。

- 本集團在倡議、推動、發展及經營中國收費公路項目取得人所共知之專業知識。
- 本集團與中國重要合營企業夥伴成功合作之業績記錄。

－ 本集團受惠於經驗豐富及專業之管理層。

策略

本公司之策略，乃充分利用其優越之競爭優勢及業界之高門檻，把握增長機會。此策略涉及以下主要環節：

－ 繼續專注廣東省及珠江三角洲策略性重點交通基建項目

本公司相信，本集團專注於在廣東省及珠江三角洲發展，將繼續因該區經濟強勁增長及珠江三角洲與香港之經濟逐步整合而帶來利益。

－ 透過有效管理及前瞻性規劃，維持現有項目之競爭力及穩定回報

- 本公司認為管理已建成項目，是向公路使用者提供服務，並相信公路使用者在選擇幹道時，會受走向、可到達程度、速度及安全等主要因素影響。
- 本公司藉著確保公路得到良好維護，並保持交通暢順，保障其回報。

－ 從參與其他項目之商機得益

- 本公司相信，其在成功建成公路項目之經驗及業績記錄，在中國國內建立之關係及聲譽，將繼續為參與其他項目帶來商機。
- 本公司相信，發展連接廣東珠海及澳門與香港之大橋－隧道，對於珠江三角洲、香港及澳門之進一步經濟發展，將起策略性作用。
- 本集團透過廣東合和保留珠江三角洲西岸幹道二期及三期之專營權。雖然仍未制定發展二期或三期之具體計劃，惟本集團現時積極爭取發展這些後期項目。
- 除本集團倡議之項目外，本集團將會在適當時候，考慮參與項目之其他機會，而該等項目為與本集團專注重點公路及相關基建項目之目標一致。
- 儘管本集團首要專注廣東省及珠江三角洲之發展，以本集團之業績記錄、關係及聲譽，可為其在中國帶來其他機會。

未來前景

一般事項

董事認為，本公司處於有利位置，從中國全國，以至廣東省內，尤以珠江三角洲之持續經濟增長中獲益。就短期而言，本公司預期，中國全國，以至廣東省內，尤以珠江三角洲之經濟持續增長，加上擁有及使用汽車隨之增長，將帶動廣東省及珠江三角洲內之交通需求不斷上升。按此預期情況，本公司相信，本集團現有項目之車流量將會持續錄得增長。除一般經濟因素外，本公司之前景視乎與其現有項目及其參與未來項目之潛力有關之因素所造成之整體影響。

廣深高速公路

廣深高速公路為重點幹道。作為直接貫通廣州與深圳及香港之首條及現有唯一一條高速公路，該條高速公路之長遠重要性已因沿線發展之地區已形成之城市及工業長廊而得到提升。

廣州，以至廣深高速公路沿線城鎮及工業中心繼續擴張，例如，由於東莞已擴展，其公路網絡亦已大大開發及擴充，藉以提升與廣深高速公路之連接，並為增加高速公路使用量製造條件。

由二零零三年一月二十七日起，皇崗與香港之邊境實施二十四小時通關，現時處於最有利位置之幹道因過境日益方便及迅速而受惠。

廣州東南西環高速公路

廣州繼續擴充及發展為廣東省商業中心。由於廣州持續擴充及發展，越來越需要發展幹道引領交通遠離擠塞之市中心，及支持該市向外擴充。這導致近期改變廣州交通政策，對進入廣州市中心施加限制。

自二零零一年十二月至二零零二年五月期間實施該等變動以來，廣州東南西環高速公路之車流量出現龐大增長。鑒於從其他主要城市所得之經驗，董事預計，廣州東南西環高速公路為廣州環城高速公路不可分割之一部分，將成為廣州市連同近郊周邊地區交通系統越來越重要之一環。

特別是，本公司相信，廣州東南西環高速公路處於有利位置，從開通主要新連接公路及支路(計劃於二零零四年及二零零五年通車)所得之車流量上升而獲益。

西線一期

珠江三角洲西岸幹道一期建成，將滿足連接廣州市與順德之間之高速聯繫之重點需求。預期這條幹道將縮短兩個城市之車程，由使用現有當地公路約需40分鐘縮短至約10至15分鐘。本公司預期，該等主要中心之間，對高速幹道之需求迫切及日益增加。

具潛力之其他項目

董事相信，本集團成功建成中國收費高速公路項目之業績記錄，以及合和、合和公路基建及其董事及行政人員在中國國內建立之關係及聲譽，將繼續為參與其他項目帶來商機。然而，本公司將僅會爭取與其整體業務策略一致，及本公司相信可賺取理想投資回報之商機。

根據此策略，本公司將會積極爭取興建下列項目：

粵港澳橋隧項目

本公司相信，開發連接廣東珠海及澳門與香港之大橋－隧道，將會對珠江三角洲、香港及澳門之進一步經濟發展具重要意義。

除作為進一步發展珠江三角洲、澳門及香港為整合經濟區之邏輯及重要舉措，本公司相信，此項目將會展開及加快珠江三角洲西部之經濟發展，加強珠江三角洲成為一全球生產基地之地位，因而可提升整體競爭力，並為香港經濟提供新動力，以及進一步發展香港、澳門、珠海及深圳為整合旅遊區。

於二零零三年一月八日發表之香港特區第二任政府施政綱領，及同日香港行政長官向香港立法會發表之施政報告內，都有表示該大橋會被列為優先項目予以跟進，並取決於中國政府正在進行之可行性研究之結果。

合和公路基建一直致力推動此項目，及將會繼續積極爭取建橋。倘該項目落實進行，本公司相信，其在參與此項目方面將會處於有利地位，但須視乎該項目是否能為本公司帶來理想投資回報。

珠江三角洲西岸幹道二期及三期

本集團透過廣東合和保留珠江三角洲西岸幹道二期及三期之專營權。雖然仍未制定發展二期或三期之具體計劃，惟本集團現正積極爭取發展這些後期項目，及可能透過合營企業與合適之中國夥伴執行。

預期珠江三角洲西岸幹道二期及三期包括全線總長約42公里由順德西線一期南端直達中山之高速公路。中山段將會連接(i)105國道，直達位於南部之珠海，及(ii)江中高速公路(計劃於二零零四年建成)，西連江門及東連廣珠東線。建成珠江三角洲西岸幹道全部三期時，將形成一直通廣州、南海、順德及中山之高速公路系統。

與合和集團之關係

作為合和中國基建部重組之一部分及預計進行售股，成立本公司為合和收費高速公路及相關基建業務，以及其三項現有封閉式收費高速公路項目之新控股公司。於售股完成後，合和將繼續為本公司之控股股東(該用語之定義見上市規則)。

本公司已採取一項政策，一般而言，除項目之規模足以證明本集團應進行或其他特別情況外，本集團將只會參與封閉式高速公路項目（與開放式公路不同）。封閉式高速公路與開放式公路之間之部分明顯不同特徵載列如下：

高速公路	開放式公路
以由一個目的地往另一個目的地可更高速駕駛及更快抵達，而不會受到互通立交／交滙處中斷為設計目標。	為促進沿公路駛入當地城鎮／地區為設計目標。
透過立交與其他道路連接，使通過之交通將不會受到中斷。立交以斜坡連接。	其他道路與公路交滙及透過互通立交／交滙處與其他道路連接，並受繞道或交通燈控制，因此車流量將會受到互通立交／交滙處中斷。
全面通車控制－進出只可透過立交（或已設立之進出口點）。	進入受部分控制或進入不受控制－車輛可通過沿公路之互通立交／交滙處進出。互通立交／交滙處為並無進出斜坡之連接，及通常會設有交通燈。
整條幹道為封閉。所有車流量須經過控制進出口使用公路。	公路幹道不一定是封閉。車輛只須在收費站收費及只要不經過收費站，毋須繳費便可使用公路。
設計車速最少為每小時100公里。	設計車速低於每小時100公里；一級公路之設計車速通常為每小時80公里。
有關收費高速公路，通行費通常按車程收取。	有關收費開放式公路，收費在固定收費點收取。倘車輛駛入或駛出公路，而並無經過收費點，則即使已使用部分公路亦毋須繳費。

因此，順德公路及順德105國道為順德兩個開放式一級公路項目，並由合和集團擁有。在路線及覆蓋範圍方面，本集團之項目與順德公路及順德105國道並沒有直接競爭。現時，本集團無計劃收購合和集團於順德公路或順德105國道之權益。然而，日後假如可能發展珠江三角洲西岸幹道第三期（及須視乎幹道之最後定點）之時機恰當，本集團可能就該項目尋求收購順德公路碧桂路段22.8公里（或其若干部分）。

本集團之業務重點清晰明確，有異於合和集團之業務。本集團之業務專注於倡議、推動、開發及經營廣東省，特別是珠江三角洲之重點公路、隧道、橋樑及相關基建項目。重點項目將會是對(i)車流量或本集團之盈利能力或項目，(ii)本集團收購任何新項目權利，(iii)取得或維持本集團公路項目在整個公路系統或網絡重點地位，或(iv)本集團整體業務計劃重要之項目。合和集團概無任何成員公司從事中國收費公路基建之業務，惟合和集團擁有經營順德公路之共同控制個體之25%權益及經營順德105國道之共同控制個體之30%權益除外。

合和已給予本公司不競爭承諾，只要合和為控股股東及仍然為本公司之單一最大股東，合和將不會(本身或透過其附屬公司，本集團除外)參與投資中國收費公路項目(包括橋樑及隧道)，惟在若干少數情況除外。(請參閱「與合和集團之關係－一般情況」)。

售股完成後，合和將繼續為本公司之控股股東。合和為中國基建業內翹楚之一，並為首批在中國投資基建項目之外資公司之一。

風險因素

董事認為，投資發售股份涉及若干風險，各項風險分類如下：

－ 與本集團業務有關之風險

- 項目欠缺大多數或控制性權益
- 車流量下降或會對本集團之收益及盈利造成不利影響
- 本集團之經營業績或會受競爭公路及橋樑，以及其他交通模式影響
- 廣深高速公路及廣州東南西環高速公路項目仍未獲得若干有關附帶政府批文
- 已建成項目之資本開支未必可預計，而本集團收費高速公路之營運或受到本集團未能控制之事件所影響
- 合營企業有大量借貸，因此本集團之財務狀況可能受到一般經濟狀況及因素所影響
- 通行費收入可能受收費系統之可信性所影響
- 本公司將受合和控制，其權益可能有別於本公司之其他股東

－ 與西線一期及未來各項目有關之風險

- 批文、合營企業合同及融資仍未達成
- 成本超支及延誤或會對本集團之經營業績造成不利影響
- 未來增長前景將受本集團發展新項目之能力及或許未能成功爭取新項目影響

－ 與股息及現金流動有關之風險

- 本公司向股東派發股息，視乎本集團於中國之合營企業之溢利分派而定
- 本集團之折舊成本可予改變，並受制於車流量
- 本集團獨立存在前，公司間之股息交易不代表未來股息政策

- 與中國收費公路業有關之風險

  - 通行費結構顯著影響本集團之收益，並由政府機關監管
  - 省政府交通相關政策之變動，或會影響本集團之收益及盈利
  - 建議中之新通行費安排引致之風險及不明朗因素
  - 政府機關施加限制或嚴苛規定，可能對本集團之項目造成不利影響

- 與中國有關之風險

  - 中國之經濟、政治及社會狀況，以及政府政策可能會影響本集團之經營業績
  - 中國法律制度存在內在不明朗因素，或會限制給予本集團之法律保障
  - 適用於項目之税務優惠待遇或不會持續
  - 政府控制貨幣兑換或會對本集團之營運及財務業績造成不利影響
  - 人民幣波動可能對本集團之財務狀況及經營業績有重大影響

- 與售股有關之風險

  - 股份之流通量及價格於售股後或會波動
  - 日後於公開市場銷售大量股份，可能對股份之價格造成不利影響
  - 若干統計數字來自並非由本集團、包銷商或其各自之顧問獨立核實之刊物
  - 售股之實際所得款項用途可能與擬定用途不同
  - 本招股章程所載之前瞻性陳述不一定能達成
  - 獨立顧問及專家依賴之假設不一定準確

歷史財務資料概要

下表載列：本集團就截至二零零零年、二零零一年及二零零二年六月三十日止三個年度及截至二零零三年四月三十日止十個月，以及於上述日期之經審核合併財務資料中之合併收益表數據、合併資產負債表數據及合併現金流動數據概要，乃摘錄自附錄一會計師報告及應一併閱讀；並有本集團就截至二零零二年四月三十日止十個月及於該日之未經審核合併財務資料。該未經審核合併財務資料乃根據本集團未經審核管理賬目編製及呈列僅作比較之用。

本集團之合併財務資料乃根據國際財務申報準則編製，國際財務申報準則與香港公認會計原則及美國公認會計原則在若干方面重大不同。請參閱附錄二「國際財務申報準則、香港公認會計原則及美國公認會計原則之主要差異概要」。根據按比例綜合方法，本集團之合併財務資料包括本集團按各項基礎分佔合營企業之收入及開支、資產、負債及現金流動，及集團內公司間之所有重大交易、現金流動及結餘已被撇除。詳情請參閱附錄一會計師報告A節(財務資料)附註1及2。本公司之財政年度為截至六月三十日，而合營企業之財政年度為截至十二月三十一日。於編製本集團之合併財務資料時，每家合營企業之每月財務數據乃予以彙集計算，以反映截至六月三十日止財政年度之數據。原先並無根據國際財務申報準則呈列之財務數據轉為根據國際財務申報準則呈列，及根據國際財務申報準則進一步作出調整，以按比例綜合。

合併收益表數據概要

	截至六月三十日止年度			截至四月三十日止十個月	
	二零零零年	二零零一年	二零零二年	二零零二年	二零零三年
	港幣千元	港幣千元	港幣千元	港幣千元 (未經審核)	港幣千元
營業額[1]	769,607	859,793	918,450	765,653	861,183
通行費營運開支	(76,112)	(85,128)	(77,549)	(64,624)	(77,004)
其他營運收入	267,441	323,822	151,639	126,391	53,529
其他營運開支	(144,755)	(165,993)	(211,127)	(175,939)	(210,035)
經營業務溢利	816,181	932,494	781,413	651,481	627,673
財務成本	(267,683)	(303,643)	(220,635)	(183,862)	(167,685)
除税前溢利	548,498	628,851	560,778	467,619	459,988
所得税開支	(24,700)	(25,798)	(19,298)	(16,082)	(16,420)
除税後溢利	523,798	603,053	541,480	451,537	443,568
少數股東權益	(4,849)	(2,431)	(9,051)	(7,543)	(9,869)
本年度／期間溢利	518,949	600,622	532,429	443,994	433,699
股息	–	–	2,200,000	2,200,000	–
每股盈利－基本[2]	港幣0.24元	港幣0.28元	港幣0.25元	港幣0.21元	港幣0.20元

附註：

(1) 營業額指通行費收入，扣除營業税。

(2) 各期間之每股基本盈利乃按各期間之溢利及於各期間內被視為已發行之普通股2,160,000,000股計算。

合併資產負債表數據概要

	於六月三十日			於四月三十日	
	二零零零年	二零零一年	二零零二年	二零零二年	二零零三年
	港幣千元	港幣千元	港幣千元	港幣千元 (未經審核)	港幣千元
發展中收費公路項目及提供予共同控制個體之貸款	5,320,871	4,712,508	1,639,721	1,767,851	1,161,353
銀行結餘及現金	259,232	512,749	97,819	180,885	291,063
資產總值	17,398,682	16,502,995	12,932,645	13,304,147	12,478,512
股東權益	1,888,613	2,489,848	821,100	733,777	1,246,912
少數股東權益	7,250	9,681	18,732	17,224	28,601
長期借款，非即期部分	13,319,108	12,934,315	11,628,851	11,984,985	10,556,280
應付貸款，即期部分	1,881,133	787,263	253,857	340,365	376,197
負債總額	15,502,819	14,003,466	12,092,813	12,553,146	11,202,999

其他財務數據

	截至六月三十日止年度			截至四月三十日止十個月	
	二零零零年	二零零一年	二零零二年	二零零二年	二零零三年
	港幣千元	港幣千元	港幣千元	港幣千元 (未經審核)	港幣千元
經營業務產生之現金流動	596,938	690,888	707,531	554,806	847,935
(用於投資業務)／投資業務產生之現金流動	(345,539)	1,318,207	3,177,454	3,120,027	431,685
用於融資活動之現金流動	(43,023)	(1,753,724)	(4,304,638)	(4,006,631)	(1,087,541)
資本開支[1]	(552,041)	(98,265)	(10,028)	(3,080)	(60,333)

附註：

(1) 資本開支為投資業務產生之現金流動之一部分，而非其增添。

根據公司條例附表三第27及第31段及上市規則第4.04條，本公司須載入緊接本招股章程刊發前三個財政年度各年之財務業績。證監會及聯交所已分別授出有關該兩項規定之豁免。不過，截至二零零二年六月三十日止三個年度及截至二零零三年四月三十日止十個月之業績已收錄於會計師報告內。董事確認，已進行充分之盡職審查，以確保自二零零三年四月三十日以來直至本招股章程刊發日期，本集團之財務或經營狀況並無任何重大不利轉變，及自二零零三年四月三十日以來，概無出現任何事件將會重大影響附錄一會計師報告所示之資料。

截至二零零三年六月三十日止年度之溢利估計及截至二零零四年六月三十日止年度之溢利預測

		截至二零零三年六月三十日止年度	截至二零零四年六月三十日止年度
估計／預測除稅及少數股東權益後但未計非經常項目前之合併溢利[1]	不少於：	港幣522,000,000元	港幣700,000,000元
估計／預測每股盈利[1]：			
截至二零零三年六月三十日止年度			
基本[2]		港幣0.242元	不適用
截至二零零四年六月三十日止年度			
備考全面攤薄[3]		不適用	港幣0.244元
加權平均數[4]		不適用	港幣0.249元

附註：

(1) 截至二零零三年六月三十日止年度之除稅及少數股東權益後但未計非經常項目前之估計合併溢利，及截至二零零四年六月三十日止財政年度之除稅及少數股東權益後但未計非經常項目前之預測合併溢利載於「財務資料 — 溢利估計及預測」，及編製該等估計及預測所依據之基準及假設概要載於附錄三。

(2) 截至二零零三年六月三十日止財政年度估計每股盈利，乃根據售股前之除稅及少數股東權益後但未計非經常項目前之估計合併溢利港幣522,000,000元及已發行股份2,160,000,000股計算。

(3) 截至二零零四年六月三十日止財政年度按備考全面攤薄基礎計算之預測每股盈利，乃根據(i)備考預測合併溢利港幣702,000,000元，包括(除稅及少數股東權益後但未計非經常項目前之)預測合併溢利港幣700,000,000元計算，並已就售股估計所得款項淨額，按由二零零三年七月一日至二零零三年八月五日(即緊接收取售股淨所得款項總額之預計日期前之日)之除稅後淨利率年息1厘賺取之利息作出調整，及(ii)假設全年將發行2,880,000,000股股份(即預期於緊隨售股完成後將發行之股份數目，但並無計及因行使超額配股權或因行使認股權證附帶之認購權或因行使根據認股權計劃可能授出之認股權而可能發行之任何股份，或本公司根據附錄九「唯一股東於二零零三年七月十六日通過之書面決議案」一段所述配發及發行或購回股份之一般性授權而可能配發及發行或購回之任何股份)。

(4) 截至二零零四年六月三十日止財政年度，按加權平均基礎計算之預測每股盈利乃根據(除稅及少數股東權益後但未計非經常項目前之)預測合併溢利港幣700,000,000元及預期於年內將發行之股份加權平均數2,809,180,328股計算。加權平均數乃根據假設由二零零三年七月一日至二零零三年八月五日將發行之股份合共2,160,000,000股及由二零零三年八月六日起整個餘下財政年度將發行之股份合共2,880,000,000股(即上文附註(3)所述預期緊隨售股完成後將發行之股份相同總數)計算。

發售統計數字

	按發售價每股港幣4.10元計算	按發售價每股港幣4.75元計算
市值[(1)]	港幣11,808,000,000元	港幣13,680,000,000元
每股經調整資產淨值[(2)]	港幣5.71元	港幣5.87元
發售價較每股經調整資產淨值之折讓	28.2%	19.1%
每股經調整有形資產淨值[(2)]	港幣2.32元	港幣2.48元
發售價相對於每股經調整有形資產淨值之溢價	76.7%	91.5%
估計／預測市盈率[(3)]		
截至二零零三年六月三十日止年度		
基本[(3)]	16.9倍	19.6倍
截至二零零四年六月三十日止年度		
備考全面攤薄[(3)]	16.8倍	19.5倍
加權平均數[(3)]	16.5倍	19.1倍

附註：

(1) 市值之數據乃根據預期於緊隨售股完成後將發行之股份2,880,000,000股計算。股份之市值數據並無計及因行使超額配股權或因行使認股權證附帶之認購權或因行使根據認股權計劃可能授出之認股權而可能發行之任何股份，或本公司根據附錄九「唯一股東於二零零三年七月十六日通過之書面決議案」一段所述配發及發行或購回股份之一般性授權而可能配發及發行或購回之任何股份。

(2) 每股經調整資產淨值及每股經調整有形資產淨值乃經作出「財務資料－經調整有形資產淨值」所述之調整及按上文附註(1)所述之相同股份總數2,880,000,000股之基礎釐定。

(3) 估計及預測市盈率乃根據上文「截至二零零三年六月三十日止年度之溢利估計及截至二零零四年六月三十日止年度之溢利預測」所載之適用估計／預測每股盈利及按所列之發售價每股港幣4.10元及每股港幣4.75元（倘適用）計算。

所得款項用途

售股所得款項淨額（扣除本公司就售股應付之包銷費及估計開支後，假設超額配股權不獲行使及假設發售價為每股港幣4.425元（即估計發售價範圍每股港幣4.10元至每股港幣4.75元之中位數））估計約為港幣3,021,000,000元（及倘超額配股權獲悉數行使，則為港幣3,499,000,000元）。

本公司現時計劃將售股所得款項淨額按以下方式運用：

- 預期所得款項淨額中（不包括超額配股權之任何所得款項）約港幣1,800,000,000元至港幣2,200,000,000元用作投資本公司計劃爭取興建之新收費公路、橋樑及相關基建項目；
- 所得款項淨額中（不包括超額配股權之任何所得款項）約港幣550,000,000元用作償還合和集團為廣州東南西環高速公路項目墊支之股東貸款；
- 所得款項淨額中（不包括超額配股權之任何所得款項）約港幣372,000,000元用作償還中國銀行（香港）有限公司之未償還銀行貸款；及
- 預期餘額（包括超額配股權所得之任何款項）將用作本集團未來公司及一般營運資金。

倘售股所得款項並無即時用作上述用途，則將存放於銀行或其他金融機構或持有作其他財資工具。

股息政策

在無不可預見之情況下，董事會擬建議及派發截至二零零四年六月三十日止年度之股息總額不少於每股港幣0.225元。

有關股息之其他詳情載於「財務資料－股息政策」一節。

於本招股章程內，除文義另有所指外，下列詞語具有以下涵義：

「聯繫人」	指	具有上市規則賦予該詞語之涵義
「保證配額權利」	指	合資格合和股東收取合和以特別中期實物分派方式發出認股權證之權利（毋需代價及確認香港上市公司之股東就「分拆」上市而根據上市規則可享有之保證配額），比例為按其於記錄日期每持有10股合和股份之整數倍數獲發1份認股權證
「英屬處女群島」	指	英屬處女群島（英文「BVI」為其簡稱）
「中央結算系統」	指	香港結算設立及經營之中央結算及交收系統
「中央結算系統經紀參與者」	指	獲准參與中央結算系統作為經紀參與者之人士
「中央結算系統託管商參與者」	指	獲准參與中央結算系統作為託管商參與者之人士
「中央結算系統投資者戶口持有人」	指	獲准參與中央結算系統作為投資者戶口持有人，並為個別人士或聯名人士或個別法團
「中央結算系統參與者」	指	中央結算系統經紀參與者或中央結算系統託管商參與者或中央結算系統投資者戶口持有人
「更緊密經貿關係安排」	指	中國與香港於二零零三年六月二十九日簽署關於建立更緊密經貿關係之協議
「花旗集團」	指	花旗環球金融亞洲有限公司（及倘文義所指為國際發售，則指Citigroup Global Markets Limited）
「長建環穗」	指	長建環穗公路有限公司，長江基建集團有限公司之一附屬公司
「公司法」	指	開曼群島法例第22章公司法（一九六一年第3條，已經綜合及修訂者）
「公司條例」	指	香港法例第32章公司條例
「本公司」	指	合和公路基建有限公司（Hopewell Highway Infrastructure Limited），在二零零三年一月十四日於開曼群島註冊成立之有限公司
「董事」	指	本公司董事
「第一太平戴維斯」	指	第一太平戴維斯（香港）有限公司
「國內生產總值」	指	國內生產總值（英文「GDP」為其簡稱）
「本集團」	指	本公司及其附屬公司，或就本公司成為其現時附屬公司之控股公司前期間，則指於有關時間經營現有本集團業務之實體

「廣深合營企業合同」	指	廣深高速公路中方夥伴與合和中國發展原於一九八七年四月二十日訂立之中外合作經營企業合同，及其後所修訂者，並包括廣深高速公路合營企業之公司章程
「廣深高速公路」	指	廣州－深圳高速公路，一全線總長122.8公里封閉式瀝青鋪設之雙向三車道高速公路，由深圳皇崗至廣州廣氮，連接廣州東南西環高速公路
「廣深高速公路合營企業」	指	廣深珠高速公路有限公司
「廣深高速公路中方夥伴」	指	廣東省公路建設公司
「粵港澳橋隧項目」	指	如香港特區第二任政府於二零零三年一月八日公佈之施政綱領所述，一建議中之大橋－隧道系統，為廣東珠海市、澳門及香港提供陸路連繫
「廣州東南西環高速公路」	指	廣州東南西環高速公路，一全線總長38公里封閉式混凝土鋪設之雙向三車道高速公路，沿廣州市區東、南及西方周邊興建，及連接北環高速公路組成廣州環城高速公路
「廣州環城高速公路」	指	廣州東南西環高速公路及北環高速公路組成之環穗公路，是環繞廣州之互通高速公路環形幹道
「合和中國發展」	指	合和中國發展(高速公路)有限公司，為本公司於香港註冊成立之一附屬有限公司
「合和環穗」	指	合和環穗公路有限公司，為本公司於英屬處女群島註冊成立之一全資附屬有限公司
「廣東合和」	指	廣東合和廣珠高速公路發展有限公司，為本公司根據適用中國法律作為外商獨資企業成立之一附屬公司
「合和廣珠」	指	合和廣珠高速公路發展有限公司，為本公司於香港註冊成立之一全資附屬有限公司
「港幣」及「仙」	分別指	港幣及仙，香港之法定貨幣
「香港結算」	指	香港中央結算有限公司
「香港結算(代理人)」	指	香港中央結算(代理人)有限公司
「香港」或「香港特區」	指	中國香港特別行政區
「香港公認會計原則」	指	香港一般公認之會計原則
「合和」	指	合和實業有限公司

「合和中國」	指	合和中國發展有限公司
「合和集團」	指	合和及其附屬公司，但不包括本集團
「合和公路基建」	指	本公司及其附屬公司，或就本公司成為其現時附屬公司之控股公司前期間，則指於有關時間經營該項業務之本集團實體所經營現有本集團之公路基建業務
「合和股份」	指	合和股本中每股面值港幣2.50元之股份
「國際財務申報準則」	指	國際會計準則委員會(「IASB」)頒佈之國際財務申報準則。國際財務申報準則包括國際會計準則及其詮釋
「國際發售」	指	如「售股之架構」一節所詳述，發售國際發售股份予專業、機構及其他投資者
「國際發售股份」	指	648,000,000股新股份(如「售股之架構」一節所述可予調整)，為國際發售之主體，連同(如適用)根據超額配股權將發行之任何額外新股份
「國際包銷商」	指	國際發售之包銷商名單載於「包銷－國際包銷商」一節
「國際包銷協議」	指	如「包銷」一節所詳述，於二零零三年七月三十一日或前後由(其中包括)本公司、花旗集團及國際包銷商就有關國際發售訂立之包銷協議
「合營企業合同」	指	就任何有關項目(如文義所指)廣深合營企業合同、環城公路合營企業合同或西線一期合營企業合同
「合營企業」	指	就任何項目(如文義所指)發展或經營有關公路之合營企業，即廣深高速公路合營企業、環城公路合營企業或(當成立時)西線一期合營企業
「最後實際可行日期」	指	二零零三年七月十八日
「上市委員會」	指	聯交所上市委員會
「上市日期」	指	股份及認股權證在聯交所開始買賣之首日
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「澳門」	指	中國澳門特別行政區

「北環高速公路」	指	廣州內連接廣州東南西環高速公路東端及西端之北部通道
「發售價」	指	每股發售股份之最終價格(不包括經紀佣金、聯交所交易費、證監會交易徵費及投資者賠償徵費)，發售股份根據售股按此價格發行及出售，將按「售股之架構－公開發售之發售價」一節所述予以釐定
「發售股份」	指	公開發售股份及國際發售股份
「售股」	指	公開發售及國際發售
「超額配股權」	指	根據國際包銷協議預計將由本公司授予花旗集團(代表國際包銷商)之選擇權，要求本公司就有關國際發售之超額分配及就股份採取之其他穩定價格行動按發售價發行最高合共達108,000,000股額外股份
「栢誠」	指	栢誠(亞洲)有限公司
「珠江三角洲」	指	通常以該名稱引述之地區，如本招股章程所載之地圖所述，位於中國廣東省南部珠江河口，面積約41,698平方公里，其不包括香港及澳門
「西線一期」	指	珠江三角洲西岸幹道廣州至順德段，全線總長14.7公里
「西線一期中方夥伴」	指	廣東省公路建設公司
「西線一期合營企業」	指	廣東廣珠西線高速公路有限公司，現時正在辦理申請成立之手續
「西線一期合營企業合同」	指	預期由西線一期中方夥伴與合和廣珠將訂立之中外合作經營企業合同，並包括西線一期合營企業之公司章程
「中國」	指	中華人民共和國，就本招股章程而言，不包括香港、澳門及台灣
「中國公認會計原則」	指	中華人民共和國一般公認之會計原則
「定價日」	指	預計為二零零三年七月三十一日或前後之日期，有關售股之發售價將於當日釐定
「項目」	指	本公司擁有經濟權益之收費高速公路項目
「公開發售」	指	根據及在本招股章程及有關申請表格所述之條款及條件規限下，按發售價提呈公開發售股份以供香港公眾人士認購

「公開發售股份」	指	根據公開發售提呈以供認購之72,000,000股新股份（如「售股之架構」一節所述可予調整）
「公開發售包銷商」	指	公開發售之包銷商名單載於「包銷－公開發售包銷商」一節
「公開發售包銷協議」	指	如「包銷」一節所詳述，於二零零三年七月二十五日由（其中包括）本公司、花旗集團及公開發售包銷商就有關公開發售訂立之包銷協議
「合資格合和股東」	指	於記錄日期營業時間結束時名列合和股東名冊之合和股份持有人，惟於記錄日期營業時間結束時在該登記冊上之地址為香港以外地區之人士除外
「記錄日期」	指	二零零三年七月十六日
「S規例」	指	美國證券法S規例，及不時經修訂者
「重組」	指	本集團為籌備售股而進行之重組，詳情載於附錄九「公司重組」一段
「環城公路合營企業」	指	廣州東南西環高速公路有限公司
「環城公路合營企業合同」	指	環城公路中方夥伴、合和環穗及長建環穗受其約束之一九九二年十一月二十三日訂立（及其後經修訂）之中外合作經營企業合同，及包括環城公路合營企業之公司章程
「環城公路合營企業夥伴」	指	長建環穗及環城公路中方夥伴
「環城公路中方夥伴」	指	廣州市通達高速公路有限公司
「人民幣」	指	中國當時之法定貨幣
「第144A條規則」	指	美國證券法第144A條規則，及不時經修訂者
「外滙管理局」	指	中國國家外滙管理局
「證監會」	指	香港證券及期貨事務監察委員會
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「認股權計劃」	指	本公司於二零零三年七月十六日批准之認股權計劃，其主要條款概述於附錄九「認股權計劃」一節
「股東」	指	股份持有人
「股份」	指	本公司股本中每股面值港幣0.10元之股份
「深圳」	指	中國深圳經濟特區

「順德105國道」	指	國道105順德段，由一全線總長31.5公里開放式一級公路組成，連接碧江橋之西端及細滘橋之北端
「順德公路」	指	位於廣東省順德由四條互通之一級公路及八座主要大橋組成之開放式網絡，合併全線總長為102.4公里，由三樂路、龍州路、碧桂路及白安路組成
「保薦人」	指	花旗環球金融亞洲有限公司
「聯交所」	指	香港聯合交易所有限公司
「業績記錄期間」	指	截至二零零二年六月三十日止三個年度及截至二零零三年四月三十日止十個月
「包銷商」	指	公開發售包銷商及國際包銷商
「包銷協議」	指	公開發售包銷協議及國際包銷協議
「美金」	指	美利堅合眾國之法定貨幣
「美國」	指	美利堅合眾國、其領土、屬地及屬於其司法管轄之所有地區
「美國公認會計原則」	指	美國一般公認之會計原則
「美國證券法」	指	一九三三年美國證券法，及不時經修訂者
「認股權證持有人」	指	於認股權證過戶處存置之認股權證持有人登記冊當時登記為認股權證持有人之人士
「認股權證」	指	合和透過特別中期實物分派方式，將增設及分派予合資格合和股東之本公司認股權證(基準於本招股章程載述)，賦予持有人可由上市日期直至緊接上市日期第三周年前之日(包括該日)止任何時候按發售價認購新股份之權利；每份認股權證將賦予權利，按相等於發售價(可予調整)之初步認購價，以相等於發售價之款額認購股份；認股權證將在聯交所上市及認股權證之主要條款於附錄七概述
「珠江三角洲西岸幹道」	指	一建議中網絡之幹道，為全線總長約58公里之雙向三車道高速公路，將成為珠江三角洲西岸之一主要交通幹道，貫通廣州至中山，而西線一期為此幹道之一部分
「世貿」	指	世界貿易組織

本詞彙表載有本招股章程所用若干與本集團及其業務有關之詞彙及釋義。該等詞彙及其涵義可能或未必與業內標準定義或用法一致。

於本招股章程內，「道路」及「公路」具相同涵義及「高速公路」指最高級公路。

「高速公路」[1]	指	為連接特別重要之政治及經濟中心，專供各種汽車(包括摩托車)分道行駛並全部控制出入之公路
「一級公路」[1]	指	為連接重要政治及經濟中心，通往重點工礦區、港口及機場，專供各種汽車(包括摩托車)分道行駛並部分控制出入之公路
「二級公路」[1]	指	為連接政治及經濟中心或大工礦區、港口、機場及交通樞紐等地專供各種汽車(包括摩托車)行駛之公路
「三級公路」[1]	指	溝通縣以上地級市之公路
「四級公路」[1]	指	溝通縣、鄉(鎮)、村等之公路
「封閉式」	指	得知及記錄進入系統之所有汽車，及參考於高速公路上行駛之距離計算通行費之收費系統
「開放式」	指	於公路每一收費站收取定額通行費之收費系統。於公路上行駛之汽車必須於每一收費站停車及支付定額通行費。於支付通行費後，該汽車可選擇離開公路或繼續前往下一個收費站
「IC卡」	指	利用非接觸式集成電路技術之智能卡，當司機進入本集團封閉式公路時獲發，並用以記錄及釐定有關計算通行費之資料

附註：

(1) 該等釋義根據中國交通部頒佈之部級規範JTJ 01-88公路工程規範(一九九五年版)作出。

發售股份之準申請人應審慎考慮本招股章程所載之所有資料，特別是下列與於本公司投資有關之風險因素。

與本集團業務有關之風險

項目欠缺大多數或控制性權益

本公司透過合作經營企業發展及經營項目。與合營企業夥伴之合作及協議，是本集團之項目能順利運作及財務上取得成功之重要元素。本集團於任何合營企業並無大多數或控制性權益，而本集團在控制合營企業之政策及決定之能力，視乎與本集團合營企業夥伴訂立之協議，以及本集團根據合營企業合同享有之權利。夥伴之間之爭議，以及合營企業夥伴如無遵守合營企業合同之適用條文，會對本集團之經營業績造成重大影響。

車流量下降或會對本集團之收益及盈利造成不利影響

本集團收費高速公路之收益，主要視乎使用該等公路之汽車數目及適用通行費結構（請參閱下文「通行費結構顯著影響本集團之收益，並由政府機關監管」）。

車流量直接及間接受多項因素影響，包括是否有其他公路可供選擇、質素、鄰近程度及通行費差距，是否已有其他交通工具，包括火車及水路可供選擇、燃料價格、稅項及環境規則。儘管本公司相信，其收費高速公路較其他公路享有優勢，然而，不能確保該等其他公路或交通工具模式將不會大幅改善其服務，並削減其收費繼而對本集團之收益及盈利構成不利影響。

某一條收費公路之車流量，亦受與當地及國家公路網絡其他部分有關之公路之基準及範圍所影響。概不能保證廣東省，特別是珠江三角洲之公路系統及網絡之未來變動，將不會對本集團收費高速公路之車流量造成不利影響。

車流量之未來增長，預期視乎中國廣東省持續經濟增長及發展政策而定，特別是珠江三角洲及珠江三角洲內之主要城市及縣。該等經濟體系之任何逆轉，或會對本集團收費高速公路之車流量造成不利影響。

栢誠已獲聘為獨立交通顧問，為本集團公路之車流量及收益進行獨立研究。請參閱「附錄六一交通顧問報告」。栢誠採用栢誠認為合適之該等分析方法及模式，為本集團之收費高速公路進行各項交通及收益預測。該等預測是根據（其中包括）有關廣東省及珠江三角洲之社會、人口及經濟趨勢之若干假設進行。概不能保證作出該等預測之假設（包括不存在中國政府任何不利之監管行動、完成新聯運及市場接納通行費水平）將屬準確。概不能保證實際車流量將與預測之車流量相符。實際車流量之任何重大不足之數或會對本集團之收益及盈利造成重大不利影響。

本集團之經營業績或會受競爭公路及橋樑，以及其他交通模式影響

本集團之業績於未來或會受與其公路及橋樑以及其他交通模式質素相約之競爭路線影響。

廣東省政府及廣東省若干市政府已宣佈廣東省內可能建造之公路之計劃，當中部分或全部可能會與本集團之公路競爭。請參閱「公路項目—廣州－深圳高速公路」、「公路項目—廣州東南西環高速公路」及「公路項目—西線一期」中之「競爭」。特別是，倘發展沿珠江三角洲東沿岸線之新公路(請參閱「公路項目－廣州－深圳高速公路－競爭－現有及潛在構成競爭之公路」)，此條新公路可提供利用廣深高速公路往來廣州與深圳之間之另一個選擇，而這可能對廣深高速公路之收益構成影響(請參閱附錄六交通顧問報告「珠江三角洲收費公路之車流量及收益研究－敏感性」)。儘管本公司相信，現存有重大實際及商業屏障與其公路實際上直接競爭，概不能保證現有公路或交通模式將不會大幅改善其服務或削減其收費，或概不能保證將不會興建其他通行費較低之公路，或提供更多直達本集團收費高速公路途經地點之路線，這或會對本集團之經營業績造成不利影響。

廣深高速公路及廣州東南西環高速公路項目仍未獲得若干有關附帶政府批文

本集團已獲其中國律師知會，廣深高速公路及廣州東南西環高速公路項目之所有重大批文已從適當之機關取得，惟下列者除外：

(a) 就廣深高速公路而言，向廣東省政府及／或其他有關機關取得有關修改廣深合營企業合同中支付於二零零二年一月一日後之應計投資回報之批文；

(b) 就廣深高速公路而言，廣深高速公路合營企業擁有合同權利之佳興大廈單元之房屋所有權證；

(c) 就廣州東南西環高速公路而言，位於廣州之各路段之土地使用權證或其他業權文件；及

(d) 就廣深高速公路若干立交內之土地而言，鑒於本集團仍與中國機關商討有關除純粹作立交用途外，該土地之准許用途，因此土地使用權證仍未獲發出。

除上文(a)項外，本公司已就未取得之所有有關附帶批文提出申請，而本公司預期該等批文將於適當時候正式取得。然而，概不能保證將會取得該等批文，而未能取得任何該等批文可能會或不會對本集團之營運及／或財務狀況造成不利影響。

已建成項目之資本開支未必可預計，而本集團收費高速公路之營運或受到本集團未能控制之事件所影響

作為收費高速公路之營辦商，各家合營企業負責於整個專營期對收費高速公路之保養及維修，成本自行承擔。任何公路或橋樑之持續維修及保養，涉及龐大及潛在無法預測之開支。概不能保證本集團之營運及財務狀況因重大未能預見之資本開支於某段期間不會受到不利影響。

影響廣東省收費高速公路之收取通行費新安排之建議，很可能會就實行系統轉變方面產生資本成本，而該等安排預期涉及在現有通行費安排之餘同時推出省際通行證（請參閱下文「建議中之新通行費安排引致之風險及不明朗因素」）。儘管本公司並無理由相信，該等成本將對從本集團公路中收取之通行費總額而言屬重大，然而，概不能保證將不會涉及重大成本，或概不能保證本公司之收益及盈利，以及財務狀況或不會受到不利影響。

本集團之收費高速公路之條件及營運，或會受天災事件影響，如嚴重惡劣天氣、天然災害、疫症及大型公路意外。至今，並無這類性質之重大事件，對任何本集團公路之營運造成不利影響。然而，倘本集團之收費高速公路之條件或營運，因任何該等事件而受到嚴重影響，則本公司之收益及盈利，以及財務狀況或會受到不利影響。

根據本集團之保險顧問之意見，董事認為，合營企業購買之保險之保障範圍，適合本集團項目之營運及情況，包括公眾責任、對財產因突發意外造成之實質破壞及因突發意外造成之實質破壞之保險。西線一期項目（及當成立時，西線一期合營企業）就項目發展已對建造工程因突發意外造成之實質破壞及有關該等事件之第三者責任投保。然而，本集團或合營企業並無就該等事件購買利潤損失保險，及概無任何保證保單可按滿意之條款重續，甚至是否可以重續。

合營企業有大量借貸，因此本集團之財務狀況可能受到一般經濟狀況及因素所影響

本集團之項目權益透過合營企業持有，全部合營企業擁有為融資或再融資項目成本所借之銀行貸款產生之龐大債務承擔。

合營企業之所有現有未償還借款均按可變息率條款計息，而息率將根據息率之市場變動予以調整。本集團或合營企業之政策並非對沖息率之變動。息率之任何重大增加，可能對本集團之收益及盈利造成重大不利影響。

合營企業之現有借款，目前於遠較本集團公路之專營期為短之期間內如期償還。因此，這將減少為營運資金、資金開支及其他一般企業撥資可供動用之現金流動。

廣深高速公路合營企業大部分未償還借款以美金為貨幣單位。本集團向廣深高速公路合營企業出資之註冊資本以港幣為貨幣單位。經營本集團收費高速公路之合營企業以人民幣收取所有收益，而合營企業之財務報告表及盈利均以人民幣計算。因此，合營企業及本集團之財務狀況及經營業績，將受以人民幣以外之該等貨幣為單位之有關債務價值變動所影響。特別是，人民幣在任何情況下貶值，很可能會影響合營企業及本集團償還及支付以外幣為貨幣單位之債務之能力。

通行費收入可能受收費系統之可信性所影響

倘對收取通行費之控制不足，則有可能出現收益虧損或減少，以確保收取準確之通行費，以及有關合營企業可正式向所有有關車輛收取其有責任支付之通行費。

廣深高速公路及廣州東南西環高速公路是封閉式高速公路，以電腦化方式核實通行費。本集團所有收費高速公路均採用電腦化監察系統，並進行嚴格監察及權力平衡，確保職員盡忠職守。然而，概不能保證該等控制及系統於日後將會足夠，亦不能保證可收取通行費，因此，本集團之收益及經營業績將不會受到不利影響。特別是，影響廣東省收費高速公路收取通行費之新安排之建議，預期會涉及在現有通行費安排之餘同時推出省際通行證，但是有關新通行費安排尚未全面發展。(請參閱下文「建議中之新通行費安排引致之風險及不明朗因素」)。

本公司將受合和控制，其權益可能有別於本公司之其他股東

緊隨售股(及假設超額配股權獲全面行使)後，合和將擁有本公司已發行股本合共約72.3%。這個擁有權百分比將使合和可選舉本公司整個董事會，而毋須得到本公司任何其他股東贊同。因此(在適用之開曼群島法律及規則，以及本公司之公司細則有關條文規限下)合和將：

- 控制本公司之政策、管理及事務；
- 決定派發股息之時間及金額；
- 採納本公司之公司細則之若干條文之修訂；及
- 以其他方式決定大部分公司行動之結果，包括強制執行向合和提供之彌償保證，以及受上市規則之規定所規限，導致本公司進行公司交易，而毋須取得少數股東批准。

合和有時會與本公司之少數股東有利益衝突。概不能保證合和(作為控股股東)將經常以對本公司其他股東之相同方式就其股份投票。

與西線一期及未來各項目有關之風險

批文、合營企業合同及融資仍未達成

大型基建項目之發展，通常需要大量融資及歷時多年建造。在中國，公路基建項目涉及複雜及冗長之正式官方及政府授權及審批，以及有關收購及使用土地權利之重大行政及物流困難。有關西線一期已取得原則上批准之融資承諾，預期將於適當時候確認正式及具約束力之信貸融通。西線一期項目尚未從適當機關取得多項批文，包括就重組珠江三角洲西岸幹道項目從廣東省對外貿易經濟合作廳(「廣東省外經貿廳」)或其承繼人取得所需之正式批文。此外，儘管西線一期合營企業合同之條款已大致由訂約方擬定，概不能保證西線一期中方夥伴將訂立西線一期合營企業合同，或不能保證合營企業合同之條款將於西線一期合營企業成立前將無變動。

已向廣東省外經貿廳申請所須取得之批文，亦已取得初步批文。繼完成須向若干債權人作出之多項正式公告後，本公司預期將於適當時候正式取得最終批文(請參閱「公路項目—西線一期—西線一期審批程序」)。然而，概不能保證該等批文將能按申請之條款取得或

能否取得該項批文，而未能取得任何該等批文，會對本集團之營運及財務狀況造成不利影響。此外，概不能保證可就任何其他可能進行之未來項目按滿意之條款或全部條款取得融資，或概不能保證可於必要時取得該項目所須批文。

成本超支及延誤或會對本集團之經營業績造成不利影響

於建造期間內，大部分公路項目需要投入大量資本開支，一個項目一般需時數年方可完成及開始賺取收入。完成任何指定項目之建造期及所需資金，或會受不同因素影響，包括土地收購延誤、建造材料、設備及勞工短缺、天氣惡劣、天災、與工人或承建商發生糾紛、意外、政府政策變動及其他不可預見之困難或情況。任何該等事件可導致某一個項目延遲完成，並導致成本超支及損失收入。公路建造出現重大延誤及成本超支，或會對收費公路營辦商之盈利及現金流動造成不利影響。

西線一期預期於二零零四年中建成。然而，儘管建造工程及土地收購合同價格已定，西線一期或會於其完成時遇上成本超支或延誤，而於完成項目時之任何重大成本超支或延誤，或會對本集團之經營業績有不利影響。

未來增長前景將受本集團發展新項目之能力，及或許未能成功爭取新項目影響

本集團之未來增長前景，將視乎其發展其他基建項目之能力而定。未來項目之發展可能受不少因素影響，包括中國之一般政治及經濟狀況、現行息率、建造成本及必要土地或土地使用權之成本及可用性。本集團發展其他項目之能力，將視乎取得有關政府批准、其與準合營企業夥伴按滿意之商業及技術條款達成協議，以及與該等人士訂立具約束力合同之能力而定。本集團進行該等磋商，其不能保證任何某一個項目能夠成功。各個項目亦將需要若干政府同意書及批文作為發展過程之一部分，概不能保證會否取得有關同意書及批文。

特別是，概不能保證將會發展連接廣東珠海及澳門與香港之大橋－隧道項目，或倘其進行，則本公司將有機會按其滿意之條款或全部條件參與該等項目。此外，為使珠江三角洲西岸幹道二期及三期得以進行，多項重要事宜，如幹道調整及專營權條款將須作進一步磋商，並與有關中國機關落實，概不能保證該等事宜可按滿意之條款或全部條款獲解決，或二期及三期將全部進行。亦概不能保證本集團未來項目將提供相等於本集團現有項目之條款或同樣有利之條款。然而，本公司將只會尋找本公司相信將會帶來滿意之投資回報之機會。未能發展新項目將會對本集團之增長前景構成不利影響。

與股息及現金流動有關之風險

本公司向股東派發股息，視乎本集團於中國之合營企業之溢利分派而定

本集團之收益及本公司是否有溢利可供分派，將視乎合營企業經營之項目之收益及溢利分派而定。因此，本公司可供分派予其股東之溢利，視乎可供合營企業分派予本集團之

溢利而定。合營企業之溢利根據中國公認會計原則及合營企業合同之條款而決定。該等溢利在若干重要方面與採用國際財務申報準則計算之溢利有所不同，包括採用不同之收益及開支確認基準。此外，根據有關之中國財務規定，可供分派之溢利於根據中國法律規定轉撥至法定公積金後予以釐定。

合營企業之分派，須取得有關合營企業出席董事會會議之董事根據合營企業之條款一致批准。各合營企業夥伴享有獲分派有關合營企業溢利、現金流動淨額或營運收入淨額(視乎情況而定)，並按有關合營企業合同釐定。除符合有足夠可供分派溢利之規定外，合營企業向本集團作出分派之能力，將視乎獲提供之現金(經計及(其中包括)有關合營企業之資本開支及償還債務成本責任後)而定。管轄向多家合營企業提供貸款融通之融資協議，亦載有或會經參考(其中包括)有關合營企業於有關時間之現金儲備總額，而限制向本集團作出溢利分派之若干條文(請參閱「公路項目」中融資安排各節)。根據現行中國外滙規例，合營企業將可以外幣作出溢利分派，而毋須遵照若干程序規定取得外滙管理局之事先批准。然而，概不能保證這將會維持現狀(請參閱下文「政府控制貨幣兑換或會對本集團之營運及財務業績造成不利影響」)。因此，倘合營企業只有少量或並無溢利可供分派，本公司支付予其股東之股息將會受到不利影響。

本集團之折舊成本可予改變，並受制於車流量

各家本集團合營企業之固定資產，按直線法方式折舊。然而，與國際財務申報準則一致，本集團採納使用率之方法，是自商業運作開始之日起，根據餘下之有關專營期內，實際車流量與預期總車流量之比率撇銷成本。就某指定專營期而言，一般受合營期規定，因此，每個項目均有所不同，而每年折舊開支，視乎某一個項目餘下之專營期內有關預計車流量之實際使用而定。預計車流量從本集團估計所得，而該等估計以獨立及／或內部研究為基礎。然而，於任何情況下，所達致之實際車流量可能有所不同，影響本集團之經營業績。

本集團獨立存在前，公司間之股息交易不代表未來股息政策

於截至二零零二年六月三十日止年度內，本集團已宣派公司間股息港幣2,200,000,000元，現時有關股息以合和集團為受益人記於往來賬戶結餘中。概無支付現金股息。由於該等過往公司間交易之特殊性質，故該等交易將不會代表未來股息分派。往來賬戶結餘其後已撥充資本，作為預計進行售股而獨立成立本集團所進行之重組一部分或從售股所得款項中撥付之還款額(請參閱「財務資料－管理層對財務狀況與經營業績之討論及分析－債項及或然負債聲明－公司間項目」)。本公司之股息政策概述於「財務資料－股息政策」。

與中國收費公路業有關之風險

通行費結構顯著影響本集團之收益，並由政府機關監管

本集團收費高速公路之所有通行費率，視乎有關政府機關之規例而定。通行費率須獲廣東省物價局及廣東省交通廳批准，而通行費率是按車型，及以最小型車輛之基本通行費為基礎逐級以倍數遞增。就封閉式高速公路而言，通行費率之比率以每車程公里計算。有關合營企業可提議或申請改變該比率。廣東省物價局及廣東省交通廳於制定通行費率，或批准改變費率時考慮之因素，包括高速公路車流量、建造成本、預計投資回報期、償還貸款條款、通脹率、高速公路之管理、經營及保養成本，以及實際用戶之負擔能力。廣東省物價局及廣東省交通廳於過去批准合營企業提出增加通行費率，概不能保證廣東省物價局及廣東省交通廳將即時或全部批准日後之要求，或概不能保證廣東省物價局及廣東省交通廳或任何其他政府機關將於任何時候不會要求削減通行費率。

根據廣東省政府於一九九八年一月發出之通知，通過廣東省收費公路通行費收費站之所有車輛，一律須按規定之價格支付通行費，惟若干受豁免車輛(目前包括執勤之軍用車輛、消防車、警車、救護車及靈車，以及獲廣東省政府豁免支付公路保養費之車輛)則除外。截至二零零二年十二月三十日止年度，受豁免車輛合共佔使用本集團收費高速公路之所有車輛約3.9%。概不能保證受豁免車輛之類別或數目將不會增加，致使所收取之通行費受重大不利影響。

省政府交通相關政策之變動，或會影響本集團之收益及盈利

本集團之營運，與中國其他收費公路營辦商一樣，很容易受中國政府有關交通業各方面之政策變動所影響，有關方面如中國省及市交通網絡、交通規例、車輛牌照及登記、轉讓經營權、通行費結構及公路之規劃、發展、興建及管理。概不能保證該等政策之變動，將不會對本集團之收益或經營業績造成不利影響。

根據交通部於二零零三年四月二十三日發出之指令，中國所有收費公路須遵從指令所載之車型分類制度(即每類客車根據客車之座位數進行分類，而貨車則按噸數進行分類)。雖然此項最新指令對本集團之收益及經營業績並無明顯影響，但不能保證未來之指令、通告或政府有關交通政府之轉變將不會對本集團之收益或經營業績構成不利影響。

建議中之新通行費安排引致之風險及不明朗因素

已就於廣東省份階段推出新通行費安排公佈建議，該等安排旨在提高省內收費高速公路車流量效益，預期涉及在現有通行費安排之餘同時推出省際通行證，及設立不停車收費車道。請參閱「公路項目—廣州－深圳高速公路—營運—近期發展」。本公司預期，推出新

安排將涉及有關（其中包括）採用收費站容納不停車收費車道，以及監察使用及計算通行費權益之新電腦系統之資本開支。概不能保證所涉及之成本將不會對本集團之經營業績造成不利影響。

建議亦將改變該等安排，合營企業就使用省際通行證之車輛收取通行費收入。安排詳情尚未落實，因此，不能確定該等安排對合營企業帶來之結果，包括但不限於一名新中央收費代理支付所收取之通行費予合營企業之時限，以及有關成本及開支。概不能保證本集團之收益及經營業績將不會受到不利影響。

本公司預期於二零零四年執行建議。於執行期間內，或會出現初期系統錯誤及不足之情況。概不能保證因該等錯誤及／或不足之情況產生之任何損失，將不會對本集團之財務狀況及經營業績造成不利影響。

政府機關施加限制或嚴苛規定，可能對本集團之項目造成不利影響

合營企業經營本集團之公路及收取通行費之權利，受有關合營企業合同管轄，並視乎合營企業合同所設立之專營權而定。本集團所訂立之每份合營企業合同，已獲所有適合之中國政府機關批准，而本集團每名中方夥伴，為獲有關省或市政府授權成立之國有企業。就該等原因而言，本公司並無理由認為，項目之任何合營企業合同之條款，將受政府機關之唆使並在未經本集團同意之情況下可予修改。然而，概不能保證該等事件不會發生，而政府機關對該等安排施加任何嚴苛或不利變動，可能會對本集團之財務狀況及經營業績造成不利影響。

本集團之項目構成珠江三角洲境內發展公路網絡不可分割之部分。發展這個更廣闊之網絡涉及（其中包括）建造將與本集團之高速公路連接及充當支路之其他公路。該等新開通之公路，一般將用作提高本集團高速公路之車流量，這與本集團之策略一致。自廣深高速公路建成以來，其後再有四條主要高速公路接駁至該條高速公路。在各個情況下，廣深高速公路合營企業已預先被政府機關諮詢對某項發展之責任，並已就分配及攤分互通成本方面以本集團滿意之條款達成協定。然而，概不能保證日後連接本集團之高速公路，或毗鄰或影響本集團之高速公路之其他發展，將會按本集團滿意之基準進行。因此，概不能保證就任何該等新發展日後與政府機關或其他各方發生之爭議，或無法達成各方滿意之協議，不會對本集團之財務狀況或經營業績造成不利影響。

與中國有關之風險

中國之經濟、政治及社會狀況，以及政府政策可能會影響本集團之經營業績

中國之經濟已由計劃經濟過渡至更以市場主導之經濟，而於過去十年，中國政府一直進行之經濟改革政策，注重權力由中央下放至地方，並普遍鼓勵民營經濟活動。

儘管本公司相信，中國政府就中國經濟發展採納之經濟改革之整體影響屬正面，概不能保證該等措施，或於日後採納之其他政策，將會有效或獲貫徹運用。此外，部分該等措施／政策對中國整體經濟有利，但亦或會對本集團造成負面影響。舉例來說，本集團之經營業績及財務狀況，或會因政府控制資本投資，或適用於合營企業或本集團之稅務規例改變，而受到不利影響。

珠江三角洲已從一連串專為鼓勵外商投資而設之特別政策中獲益。珠江三角洲於過去十五年因大規模外商投資(特別是香港及台灣)而迅速發展，尤以出口主導之製造業為然。概不能保證中國政府將繼續給予對珠江三角洲有利之特別政策，或不能保證該等政策不會日作出重大修改。倘出現會對區內之增長有不利影響任何政策變動，則項目之通行費收入或通行費收入增長率亦將會受到不利影響。

中國法律制度存在內在不明朗因素，或會限制給予本集團之法律保障

中國政府已發展完善之商業法律體系，並已在推行處理經濟事宜之法律及規例方面取得相當進展，有關之經濟事宜如外商投資、公司組織及監管、商業、稅務及貿易。然而，中國之公司、證券、投資及稅法及稅規，與大部分經濟合作及發展組織(「經合組織」)成員國仍有重大差異。此外，中國法律制度是以成文法為根據，而法院案件不會構成具約束力之先例。由於該等法律、規例及法律規定相對較新，並因為已公佈之案件法律及司法詮釋之數量有限，以及先前法院判決之不具約束力之性質，故此該等法律、規例及法律規定之詮釋及強制執行涉及不明朗因素。該等不明朗因素會限制本集團可獲得之法律保障或追索權。

適用於項目之稅務優惠待遇或不會持續

為鼓勵外商投資於中國，若干中外合營企業(包括本集團之合營企業)已於過去數年享有稅務優惠待遇。(請參閱「公路項目－廣州－深圳高速公路－稅項」、「公路項目－廣州東南西環高速公路－稅項」及「公路項目－西線一期－稅項」)。概不能保證中國目前在該等優惠待遇方面之政策將會持續，或概不能保證合營企業享有之現有稅務優惠待遇將不會被註銷或予以修訂以致優惠被削減。

政府控制貨幣兌換或會對本集團之營運及財務業績造成不利影響

經營本集團之收費高速公路之合營企業，以人民幣收取其所有收益，目前人民幣並非自由兌換之貨幣。該等收益部分必須兌換成其他貨幣，才能償付合營企業本身之外幣債務。該等以外幣為貨幣單位之債務包括：

- 支付以外幣為貨幣單位之債項之利息及本金；
- 於議決或可能議決作出溢利分派時向外國合營企業夥伴支付溢利分派；

- 將資本貢獻調回合作經營企業之外國合營企業夥伴；及
- 支付外國合營企業夥伴注入之投資之回報。

根據中國現行外滙規例，合營企業將能夠進行往來賬戶外滙交易，包括支付溢利分派而毋須遵守若干程序規定取得外滙管理局之事先批准。然而，概不能保證中國政府於日後將不會實施更多繁複之程序規定。中國政府已公開聲明，其擬讓人民幣於日後可自由兑換。然而，當外幣於中國供應不足時，有關中國政府會否限制利用外幣償付往來賬交易存在不明朗因素。

資本性質之外滙交易，包括向外國放款人以外幣作出借貸，及以外幣向中國及外國放款人支付外幣債務之本金，將繼續受外滙管制所限，並須於外滙管理局登記及／或經外滙管理局核證。該等限制會影響合營企業透過舉債或股本融資取得外滙，或為資本開支取得外滙之能力。支付予本集團廣深高速公路合營企業投資之應計回報亦須取得外滙管理局之批准，及外滙管理局規定，廣深合營企業合同須於進一步支付應計回報前作出修訂(該項修訂仍未作出或提出有關申請)。倘合營企業因該等對外滙之限制而不能及時取得所需外幣，則本集團之經營業績可能受到不利影響。

人民幣波動可能對本集團之財務狀況及經營業績有重大影響

經營本集團收費高速公路之合營企業，以人民幣收取其所有收益，而合營企業之財務報告表及盈利均以人民幣列賬。人民幣價值波動，受制於中國政治及經濟條件之轉變。自一九九四年以來，人民幣兑換成外幣(包括港幣及美金)已根據中國人民銀行制定之利率為基礎，而利率是根據前一日銀行同業外滙市場率及全球金融市場之流動滙率每日制定之利率。這項管理浮動已為人民幣兑美金之官方滙率維持相對之穩定。管理浮動系統之任何改變，或撤銷管理浮動系統，或會導致人民幣波動及／或貶值。人民幣貶值將會對合營企業收益及盈利之價值(相對於外幣)造成不利影響。此外，合營企業及本集團之財務狀況及經營業績，或會受人民幣以外之若干貨幣之價值變動不利影響，而財務及其他承擔均以人民幣計算。特別是，人民幣相對美金及／或港幣貶值，可分別增加合營企業及本集團之現金流動部分，而增加之現金流動部分，須用作應付以美金及／或港幣為貨幣單位之承擔(請參閱上文「合營企業有大量借貸，因此本集團之財務狀況可能受到一般經濟狀況及因素所影響」)。

與售股有關之風險

股份之流通量及價格於售股後或會波動

股份之價格及成交量或會極為波動。如本公司收益、盈利及現金流動及可資比較公司之新投資、策略聯盟及／或收購建議、車流量及受價格波動引致通行費率之波動等可變因素，均可引致股價改變。任何該等發展，或會導致股份之成交量及成交價出現重大及突然

之變動。概不能保證該等發展將不會於日後出現。此外，由於在售股前股份並無存在公開市場，故此，概不能保證將於售股後建立或維持股份之流通公開市場。

日後於公開市場銷售大量股份，可能對股份之價格造成不利影響

合和已訂立一項協議，限制(其中包括)合和及合和集團之其他成員公司由上市日期起計12個月內出售股份之能力(請參閱「包銷—包銷安排及費用—承諾」)。本公司其他股東或準股東概無訂立任何類似協議。特別是，中國銀行(香港)有限公司可由上市日期起直至其後滿36個月之日(包括首尾兩天期間)隨時行使購股權收購合和股份，佔本公司於上市日期現有已發行股本最多達5%(請參閱「主要股東－中銀購股權」)。任何一名或以上股東於公開市場銷售大量股份，可能對股價造成重大不利影響。

若干統計數字來自並非由本集團、包銷商或其各自之顧問獨立核實之刊物

本招股章程內有關中國經濟及其交通業之事實及統計數字來自可供獲得之刊物。董事已採取合理步驟，確保所呈列之事實及統計數字，準確地從該等來源轉載，由於該等資料未經本集團、包銷商或其各自之顧問獨立核實，故此，本公司並無就該等事實及統計數字之準確性作出任何聲明，而該等事實及統計數字不一定與中國境內或境外整理之其他資料相符。由於可能存在漏洞，或收集方法不具效益及其他問題，本招股章程內所載之統計數字，或會不準確，或不能與其他經濟體系所制定之統計數字比較，故不應加以過分依賴。此外，概不能保證該等統計數字是按相同基準呈列或整理，或在其他情況下同樣準確。

售股之實際所得款項用途可能與擬定用途不同

售股所得款項之擬定用途，載於「所得款項用途」一節。董事現擬將發售所得款項淨額按該節所述之方式運用。然而，當新商機湧現或發生不可預見之事件時，董事可(倘彼等認為符合本集團之最佳利益)將全部或部分之所得款項淨額，重新分配至其他業務計劃或新項目，或作其他用途，或存放於銀行賬戶或金融機構，或持有作其他財資工具。因此，售股所得款項之實際用途，可能與本招股章程所述之擬定用途不同。本公司將於售股所得款項之用途，與本招股章程所述之擬定用途顯著不同時刊發公佈，並於有關年度之年報內披露。

本招股章程所載之前瞻性陳述不一定能達成

本招股章程載有前瞻性聲明，包括有關(其中包括)下列各項之聲明：

- 本集團之業務及營運策略；
- 本集團之資本開支計劃；

- 本集團之營運及業務前景；
- 本集團之財務狀況及經營業績；
- 行業監管環境及整體行業展望；及
- 中國交通業之未來發展。

與本集團有關之詞彙「預計」、「相信」、「會」、「估計」、「預測」、「打算」、「預期」、「擬」、「可能」、「計劃」、「尋求」、「將會」及類似詞彙，擬用作識別多項前瞻性聲明。

該等前瞻性聲明受風險、不明朗因素及假設所規限，部分超出本集團之控制範圍。此外，該等前瞻性聲明反映出本公司目前就未來事件之意見，但並非未來表現之保證。實際結果或因多項因素而與前瞻性聲明所載之資料有重大差距，該等因素包括但不限於本「風險因素」一節所載之風險因素及下列各項：

- 交通部有關中國省及市公路網絡、轉讓經營權、通行費率及公路規劃、發展、興建及管理方面之政策之任何變動；
- 中國政府、廣東省政府及其他有關政府機關關於(其中包括)合營企業安排及資本投資優先待遇之監管政策之任何變動；
- 項目需求競爭及通行費率變動之影響；
- 發展新路線影響本集團之目前及未來業務；
- 中國政治、經濟、法律及社會狀況之變動，包括中國政府有關經濟增長、通脹、外滙、機構借貸政策及可取得信貸之特殊政策；及
- 人口增長及國內生產總值增長之變動及該等變動對項目需求之影響。

由於該等風險、不明朗因素及假設，本招股章程所討論之前瞻性事件及情況可能不會如本公司預期之方式發生，或甚至不會發生。因此，投資者不應過分依賴任何前瞻性資料。

獨立顧問及專家依賴之假設不一定準確

第一太平戴維斯已獲委任為獨立業務估值師，編製業務估值，及栢誠已受聘擔任獨立交通顧問，為本集團之公路進行獨立交通及收益研究。請參閱「附錄五－業務估值」及「附錄六—交通顧問報告」。第一太平戴維斯編製之各業務估值，以及栢誠為本集團之收費高速公路進行各項交通及收益預測乃採用第一太平戴維斯及栢誠認為合適之該等分析方法及模式編製。第一太平戴維斯之估值及栢誠之預測是根據(其中包括)有關廣東省及珠江三角洲之社會、人口及經濟趨勢之若干假設進行。特別是，第一太平戴維斯之估值採用收入法，亦即名為現金流動貼現法之方法，根據該方法，現值乃按市場所得規定之回報率(被視為適合計算業務之風險及危機)貼現預計未來現金流動計算。適用於廣深高速公路項目、廣州東南西環高速公路項目及西線一期項目各自之業務估值規定之回報率分別為11.5%、11.5%及13.2%。概不能保證作出該等預測之假設(包括缺乏中國政府任何不利之監管行動、建成新連接及市場接納通行費水平)將屬準確，或第一太平戴維斯採納之貼現率將代表有關期間內可資比較之投資或其他投資方式之回報。

董事對本招股章程內容須負上之責任

本招股章程載有遵守公司條例及上市規則而提供有關本公司之資料，董事願就本招股章程共同及個別承擔全部責任。董事作出一切合理查詢後確認，就彼等深知及確信：

(a) 本招股章程所載資料在各重大方面均屬真確及完整，且並無誤導成分；

(b) 本招股章程並無遺漏任何其他事項，致使本招股章程所載內容有所誤導；及

(c) 本招股章程所發表之全部意見均經審慎周詳考慮，並按公平合理之基準及假設，始予作出。

包銷

本招股章程僅為公開發售而刊發。對公開發售申請人而言，本招股章程及**白色**及**黃色**申請表格列載了公開發售之條款及條件。

公開發售乃售股之一部分，初步包括72,000,000股公開發售股份之公開發售及648,000,000股國際發售股份之國際發售。

公開發售由花旗集團保薦，並由公開發售包銷商悉數包銷。國際發售由花旗集團經辦，並預期由國際包銷商悉數包銷。

倘基於任何原因，花旗集團（代表包銷商）與本公司未能協定發售價，則售股不會進行。

發售限制

本公司並無採取任何行動，以使本公司獲准在香港以外任何司法權區，及僅就在日本公開發售而並無上市而言，在日本提呈發售股份或派發本招股章程。因此，本招股章程不得用作及並不構成未經授權之司法權區提出之要約或邀請，或在要約或邀請未經授權之任何情況下提出之要約或邀請，或在向任何人士提出要約或邀請即屬違法之情況下提出之要約或邀請。

公開發售股份只會根據本招股章程所載資料及聲明提呈發售。任何人士不得就公開發售提供並非載於本招股章程之資料或聲明，任何人士不應依賴並非載於本招股章程之資料或聲明，將其視作經本公司、包銷商、彼等各自之董事或參與售股之任何其他人士授權發表。

美國

發售股份並無且不會根據美國證券法登記。除了獲豁免遵守美國證券法之登記規定，或以不受美國證券法登記規定規限之交易方式進行，不得在美國境內提呈或出售發售股份，或向美籍人士提呈或出售發售股份，或為美籍人士或為其利益而提呈或出售發售股份。除非根據美國證券法第144A條規則（「第144A條規則」）對美國證券法登記規定之豁免，透過若干包銷商在美國向合資格機構買家（定義見第144A條規則）提呈或出售發售股份，否則發售股份不得在美國提呈或出售。此外，其後轉讓發售股份亦受限制。

發售股份乃依據美國證券法S規例在美國境外提呈發售或出售。

此外，於開始提呈發售股份之日起計四十日內，倘在美國境內經任何交易商（不論有否參予售股）發售或出售發售股份，而該項發售或出售並非依據第144A條規則進行，便可能違反美國證券法之登記規定。

英國

發售股份不得在英國發售或出售，而由股份開始在聯交所買賣日期起計六個月期間屆滿前，亦不得在英國提呈或出售。除非是向其日常業務涉及為經營業務而購買、持有、管理或出售投資之人士（為委託人或代理人）發售或出售股份，或在並未導致及不會導致一九九五年公開發售證券條例所指在英國向公眾發售情況下發售或出售股份則作別論。此外，除在二零零零年金融服務及市場法案（「金融服務及市場法案」）第21(1)節所述不適用於本公司之情況下，並無任何人士可就其所知有關發行或出售任何發售股份之資料，邀請或鼓勵或促使邀請或鼓勵他人參與投資活動（定義見金融服務及市場法案第21條）。

新加坡

本招股章程並未及不會向新加坡金融管理局登記為招股章程，及發售股份將根據新加坡第289章二零零一年證券及期貨法(Securities and Futures Act 2001)（「證券及期貨法」）第274及第275條援引之豁免提呈。故此，不得向新加坡公眾人士或當中任何人士提呈或出售發售股份，或邀請認購或購買發售股份，且本招股章程或有關售股之任何文件或其他材料，不得直接或間接發行、流傳或派發予新加坡公眾人士或當中任何人士，除非是(i)向證券及期貨法第274條所指定之機構投資者或其他人士、(ii)向證券及期貨法第275條所指定之資深投資者，或(iii)在其他情況下，根據及按照證券及期貨法任何適用條文及依據當中條件進行該等事項，則作別論。

日本

預期公開發售不會在發售股份並無上市之情況下在日本進行。發售股份將不會在日本境內直接或間接提呈發售或銷售，亦不會向任何日本居民或以日本居民的利益提呈發售或銷售，除非根據日本證券及交易法及日本所有其他適用法律及規定，獲得有關註冊規定之豁免，或符合任何其他適用規定者則另作別論。於本段所述之「日本居民」是指在日本境內居住之人士，包括根據日本法律組成之任何公司或其他實體。

法國

本招股章程並未按法國貨幣及金融守則第L. 411-1條之定義，於法國以公開發售方式分派，及並無事先送交*Commission des Opérations de Bourse*予以批核。本招股章程不會由收件人另作分派或重新刊發（全部或部分），並承諾該等收件人將只會以本身之名義參與發行或銷售發售股份，及承諾除非遵照適用之法律及法規，否則不會直接或間接向法國之公眾

人士轉讓發售股份。發售股份不可在法國直接或間接向公眾人士提呈發售或出售，本招股章程或有關發售股份之任何其他發售資料亦不可分派或促使分派予法國之公眾人士。任何發售、銷售及分派已及將僅在法國向合資格投資者 *(investisseurs qualifiés)* (定義見法國貨幣及金融守則第L.411-2條並按照一九九八年十月一日之98-880號頒令) 進行。

荷蘭

發售股份不可直接或間接在荷蘭提呈發售、出售轉讓或交付，作為初次分派之一部分或作為重新發售之一部分，而本招股章程或任何其他有關售股之其他文件亦不可於荷蘭派發或傳閱，惟對象為以證券買賣或投資為職業或業務之人士 (包括 (但不限於) 銀行、股票經紀、保險公司、退休金基金、其他機構投資者、大型企業之財資部及金融公司) 則除外。

意大利

CONSOB (意大利證券交易委員會) 尚未根據意大利證券法例批准發售股份，因此，發售股份不得在意大利共和國發售、出售或交付，本招股章程之副本或任何有關發售股份之文件也不得在當地分派，除非(i)分派予按一九九八年七月一日制定之CONSOB規則 (經修訂) 第11522號第二段第31條所界定之專業投資者 *(operatori qualificati)*；(ii)根據於一九九八年二月二十四日制定之頒令 (「金融服務法」) 第58號第100條及根據於一九九九年五月十四日CONSOB規則 (經修訂) 第11971號第一段第33條有關吸引投資規則獲得豁免之情況或(iii)意大利居民提交不獲邀請之要約購買發售股份。根據上文(i)或(ii)項在意大利共和國發售、出售或交付發售股份或本招股章程之副本或有關發售股份之任何其他文件之分派，必須(a)按金融服務法及於一九九三年九月一日制定之頒令 (「銀行法」) 第385號獲准在意大利共和國進行該等活動之投資公司、銀行或金融中介機構進行；(b)遵照銀行法第129條和意大利銀行之執行指引及(c)遵照適用之任何其他法律法規。

開曼群島

不得向開曼群島之公眾人士提呈發售股份。

申請在聯交所上市

本公司已向聯交所上市委員會申請批准已發行股份、根據售股將予發行之股份，及於行使超額配股權或因行使根據認股權計劃授出之認股權而可能發行之任何股份，及認股權證，以及因行使認股權證附帶之認購權而可能發行之任何股份上市及買賣。本公司之任何股本或借貸資本概無在任何其他證券交易所上市或買賣，而本公司現時亦無申請或建議申請本公司之任何股本或借貸資本在任何其他證券交易所上市或買賣。

倘由二零零三年七月三十一日 (即截至公開發售申請之日) 起計三個星期 (或聯交所或聯交所之代表於該三個星期內知會本公司不超過六個星期之較長期間) 前，股份被拒於聯交所上市及買賣，則就任何申請作出之任何配發將告失效。

合資格納入中央結算系統

待股份及認股權證獲准在聯交所上市及買賣，及本公司符合香港結算之證券收納規定後，股份及認股權證將獲香港結算接納為合資格證券，可由股份及認股權證開始在聯交所買賣日期(或香港結算選擇之其他日期)起，於中央結算系統內寄存、結算及交收。聯交所參與者之間之交易必須在任何交易日後第二個營業日在中央結算系統內交收。

所有中央結算系統活動均須根據當時生效之中央結算系統一般規則及中央結算系統運作程序規則進行。

現時已經作出必需安排，使股份，以及所有認股權證獲准納入中央結算系統。

香港股東名冊

根據售股提出之申請而發行之全部股份，以及所有認股權證，將於上市時分別登記於本公司在香港存置之股東名冊分冊及認股權證持有人登記冊。本公司之股東名冊總冊將會存置在開曼群島。只有登記於本公司在香港存置之股東名冊分冊之股份及登記於香港存置之認股權證持有人登記冊認股權證可在聯交所買賣。

印花稅

全部發售股份將登記於本公司之香港股東名冊，及認股權證將於上市時登記於香港存置之認股權證持有人登記冊。買賣登記於香港股東名冊及認股權證持有人登記冊之股份及認股權證將須繳納香港印花稅。

建議尋求專業稅務意見

任何人士對認購、購買、持有、出售、買賣發售股份及／或認股權證，或行使有關發售股份及／或認股權證任何權利所引致之稅務影響如有任何疑問，應諮詢專家之意見。

本公司、董事、包銷商及參與售股之任何其他人士，概不會就認購或購買、持有或出售或處置發售股份或認股權證，或行使有關發售股份或認股權證任何權利所引致之任何稅務影響或責任承擔任何責任。

穩定價格行動及超額配發

就售股而言，花旗集團(代表國際包銷商)或代表其行動之人士，可超額配發或進行交易，以維持股份市價，高於若不進行交易於發行日期後有限期間之股份市價。然而，花旗集團或代表其行動之人士並無責任進行超額配發或進行交易。若實行有關穩定價格行動，可隨時終止，並且須於一段有限期間後停止。

就售股而言，本公司計劃授予花旗集團(代表國際包銷商)超額配股權，將由花旗集團(代表國際包銷商)由國際包銷協議之日期起直至根據公開發售遞交申請表格之最後一日後

第30日止任何時候行使。根據超額配股權，本公司須就國際發售中之超額分配(如有)及就股份之其他穩定價格行動，按發售價發行及配發最多達合共108,000,000股額外股份，相當於根據售股初步提呈之股份總數15%。

有關穩定價格行動及超額配股權之其他詳情載於「售股之架構－超額配股權及穩定價格行動」。

申請公開發售股份之手續

申請公開發售股份之手續載於「如何申請公開發售股份」、「公開發售之進一步條款及條件」及有關申請表格。

本公司及／或花旗集團擁有完全酌情權，可拒絕受理公開發售股份之全部或部分申請。

公開發售之條件

公開發售之條件詳情載於「售股之架構—公開發售之條件」一節。

售股之架構

售股之架構詳情載於「售股之架構」一節。

外幣滙率

本招股章程載有若干人民幣金額換算為美金及港幣，乃僅為方便參考之用。除另有註明外，有關換算乃按二零零三年四月三十日中國人民銀行(「人民銀行」)適用之滙率美金1.00元兑人民幣8.28元，及港幣1.00元兑人民幣1.06元進行。

該等換算乃僅作説明之用，本公司並無聲明本招股章程所載之人民幣金額，能夠或應該按有關日期或任何其他日期之任何特定滙率兑換為美金或港幣(視情況而定)，任何人士亦不應如此詮釋。

董事

姓名	地址	國籍
執行董事		
胡應湘爵士，主席	香港 渣甸山 白建時道25號	英國
何炳章，副主席	香港 舊山頂道6號 好利閣2B	英國
胡文新，董事總經理	香港 渣甸山 白建時道25號	英國
陳志鴻，董事副總經理	香港 柴灣 杏花邨 47座808室	英國
梁國基	香港 新界 沙田 好運中心 椰林閣15B	英國
黃禮佳	中國 廣州 東昌南街38號 503室	中國
賈呈會	香港 樂活道4號 樂活臺 13樓A室	中國
葉思明	香港 蒲魯賢徑9號 20B	美國

董事及參與售股之各方

姓名	地址	國籍
獨立非執行董事		
費宗澄	台灣 台北市 光復南路 260巷38-6號	台灣
藍利益	香港 大坑道10號 19樓C室	中國
嚴震銘	香港 薄扶林道92號 利嘉大廈 6B	中國
中原紘二郎	香港 新界 沙田 悠安街21號 湖景花園 第5座2B	日本

參與售股之各方

全球協調人、賬簿管理人 兼保薦人	花旗環球金融亞洲有限公司 香港 中環 康樂廣場8號 交易廣場第三座20樓
公開發售包銷商	
聯席牽頭經辦人	花旗環球金融亞洲有限公司 香港 中環 康樂廣場8號 交易廣場第三座20樓
	中銀國際亞洲有限公司 香港 中環 花園道1號 中銀大廈35樓
副牽頭經辦人	法國巴黎百富勤融資有限公司 香港 中環 花園道3號 亞太金融大廈36樓
	大和証券盛民博昌(香港)有限公司 香港 金鐘道88號 太古廣場第一座26樓
	J.P. Morgan Securities (Asia Pacific) Limited 香港 中環 干諾道中8號 遮打大廈25樓
	摩根士丹利添惠亞洲有限公司 香港 中環 康樂廣場8號 交易廣場第三座30樓
副經辦人	里昂證券有限公司 香港 金鐘道88號 太古廣場第一座18樓

荷蘭商業銀行
香港
中環
港景街1號
國際金融中心一期39樓

新加坡大華亞洲(香港)有限公司
香港
皇后大道中29號
怡安華人行6樓601室

工商東亞融資有限公司
香港
中環
康樂廣場1號
怡和大廈
42樓

金英証券(香港)有限公司
香港
中環
夏慤道12號
美國銀行中心1901室

南華證券投資有限公司
香港
中環
花園道1號
中銀大廈28樓

新鴻基國際有限公司
香港
金鐘道88號
太古廣場第一座12樓

滙盈加怡融資有限公司
香港
中環
雲咸街60號
中央廣場38樓

國際包銷商

聯席牽頭經辦人

Citigroup Global Markets Limited
香港
中環
康樂廣場8號
交易廣場第三座20樓

中銀國際亞洲有限公司
香港
中環
花園道1號
中銀大廈35樓

副牽頭經辦人	法國巴黎百富勤融資有限公司 香港 中環 花園道3號 亞太金融大廈36樓
	大和証券盛民博昌(香港)有限公司 香港 金鐘道88號 太古廣場第一座26樓
	J.P. Morgan Securities Ltd. 香港 中環 干諾道中8號 遮打大廈25樓
	Morgan Stanley & Co. International Limited 香港 中環 康樂廣場8號 交易廣場第三座30樓
副牽頭經辦人	里昂證券有限公司 香港 金鐘道88號 太古廣場第一座18樓
	荷蘭商業銀行 香港 中環 港景街1號 國際金融中心一期39樓
	新加坡大華亞洲(香港)有限公司 香港 皇后大道中29號 怡安華人行6樓601室
本公司法律顧問	香港法律： 胡關李羅律師行 香港 中環 康樂廣場1號 怡和大廈 27樓
	中國法律： 海問律師事務所 中國 北京100027 朝陽區 東三環北路2號 北京南銀大廈1711室

開曼群島法律：
Maples and Calder Asia
香港
中環
港景街1號
國際金融中心一期1504室

有關美國證券及聯邦所得稅法律若干事宜：
Latham & Watkins LLP
香港
德輔道中4號
渣打銀行大廈20樓

保薦人及包銷商之法律顧問

香港及美國法律：
安理國際律師事務所
香港
中環
交易廣場第三座
9樓

核數師兼申報會計師

德勤 • 關黃陳方會計師行
香港
干諾道中111號
永安中心
26樓

業務估值師

第一太平戴維斯(香港)有限公司
香港
中環
交易廣場第二座
23樓

交通顧問

栢誠(亞洲)有限公司
香港
北角
電氣道183號
友邦廣場
23樓

物業估值師

第一太平戴維斯(香港)有限公司
香港
中環
交易廣場第二座
23樓

收款銀行

中國銀行(香港)有限公司
香港
花園道1號
中銀大廈

東亞銀行有限公司
香港
德輔道中10號

公司資料

註冊辦事處	P.O. Box 309GT Ugland House South Church Street George Town Grand Cayman Cayman Islands British West Indies
總辦事處及主要營業地點	香港 灣仔 皇后大道東183號 合和中心 64樓 64-02室
公司秘書	李業華先生 B.A.、律師
審核委員會	費宗澄 藍利益 中原紘二郎
授權代表	胡文新 葉思明
香港股份及認股權證過戶及登記處	香港中央證券登記有限公司 香港 灣仔 皇后大道東183號 合和中心 17樓 1712-1716室
開曼群島股份及認股權證過戶及登記處	Bank of Bermuda (Cayman) Limited 36C Bermuda House British American Centre Dr. Roy's Drive George Town Grand Cayman Cayman Islands British West Indies

主要往來銀行

中國銀行
廣東支行
中國廣東省
廣州市
東風西路197號
廣州國際金融大廈
西塔3樓

中國銀行(香港)有限公司
香港
花園道1號
中銀大廈

中國建設銀行
廣東支行
中國廣東省
廣州市
東風中路509號

本節之資料來自政府官方刊物及其他公開材料，以及多項非官方刊物及資料來源。有關資料未經本公司、保薦人、包銷商或其各自之法律或財務顧問獨立核實，亦概無就是項資料之準確性作出任何聲明，而是項資料可能與可獲得或來自其他來源所整理之資料並非一致。

中國及廣東省

中國

中國是全球人口最稠密之國家，於二零零一年人口接近13億。隨著一九七八年實施門戶開放及經濟改革政策，中國成為全球第六大經濟體系，二零零一年之國內生產總值約人民幣96,000億元（美金12,000億元），而人均國內生產總值約人民幣7,543.0元（美金911.0元），由一九七八年至二零零一年間取得之平均國內生產總值每年增長約15.3%。根據Economic Intelligence Unit，中國國內生產總值於二零零三年及二零零四年之預測分別為7.0%及7.7%之增長。

按人口排名之十大國家


1,400
1,200
1,000
800
600
400
200
0
百萬人
中國
印度
美國
印尼
巴西
巴基斯坦
俄羅斯
孟加拉共和國
尼日利亞
日本
二零零二年
二零零一年

按國內生產總值排名之十大國家


12,000
10,000
8,000
6,000
4,000
2,000
0
美金十億元
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
美國
日本
德國
英國
法國
中國
意大利
加拿大
墨西哥
西班牙
二零零一年國內生產總值
十年複合年增長率

為了實現其邁向更以市場為主導之經濟之承諾，中國實施經濟改革，使其最終可於二零零一年十二月加入世界貿易組織（「世貿」）。加入世貿規定中國（其中包括）長遠而言，減低關稅、放寬貿易及投資限制，並開放國內市場讓外國公司加入競爭。

該等措施將刺激外貿，包括外商直接投資（「外商直接投資」）及出口。二零零一年之外商直接投資達美金469億元，相當於26.8%之十年複合增長率。就出口而言，中國於二零零一年及截至二零零二年六月三十日止六個月之出口貨物及服務分別錄得美金2,661億元及美金2,326億元。

下圖顯示二零零一年接受外商直接投資之十大國家：

按外商直接投資流入排名之十大國家


140
120
100
80
60
40
20
0
美金十億元
美國
英國
法國
比利時*
荷蘭
中國
德國
加拿大
墨西哥
香港

* 包括盧森堡

中國之第十個五年計劃預期取得持續經濟增長，平均每年經濟增長約7.0%，按照二零零零年之價格水平，於二零零五年之國內生產總值約達人民幣125,000億元(美金15,000億元)。人均國內生產總值預期達人民幣9,400.0元(美金1,135.3元)。

中國出現重大增長，亦促使其發展交通基建。

廣東省

廣東省位於中國最南端，為中國工業發展最蓬勃及最富庶省份之一。以國內生產總值計，其省會廣州是中國第三大城市。中國五個經濟特區(「經濟特區」)中之三個，即深圳特區、汕頭特區及珠海特區均位於廣東省。

廣東省擁有77,800,000人口(佔中國總人口之6.1%)，是中國人口最稠密省份之一。廣東省於二零零一年之國內生產總值達人民幣11,000億元或美金1,286億元，為所有省份中最高，佔國家總額11.1%。自一九九一年以來，廣東省之十年複合年增長率為18.9%。此外，廣東分別佔二零零一年中國總工業產值、零售銷售及旅客收入之14.7%、12.0%及25.0%。以省內公路總長度計，廣東於中國排名第三。廣東之公路總長度由一九九零年之54,671公里增加至二零零一年底之104,799公里。

隨著中國開放政策及改革政策帶來之轉變，廣東外貿及出口錄得顯著增長。外商直接投資於二零零一年之總額為美金119億元，佔國家之外商直接投資總額約25.4%，為中國所有省份中最高。廣東佔國家出口總額之35.9%或美金954億元。

根據廣東省第十個五年計劃(二零零一年至二零零五年),廣東省政府致力(其中包括)達致下表所載之目標:

		目標複合年增長率
1.	國內生產總值	9.0%
2.	人均國內生產總值	7.7%
3.	固定資產投資	8.0%
4.	出口	8.5%
5.	消費品零售銷售	12.5%

資料來源: 廣東省發展計劃委員會

珠江三角洲

珠江三角洲位於廣東省南部珠江河口,面積約41,698平方米,二零零一年之人口超過23,000,000人。珠江三角洲覆蓋14個城市及縣,包括如廣州、深圳、佛山、珠海、東莞、江門、中山、惠州及肇慶等主要城市。該區已迅速成為全球最重要工業生產中心之一,並持續取得增長。根據二零零二年中國統計年鑒及二零零二年廣東統計年鑒,該區分別佔廣東省及中國國內生產總值之78.6%及8.7%。該區目前吸引中國約四分之一之外商直接投資,並佔中國出口約三分之一。名列《財富(Fortune)》雜誌頭500家公司中,超過半數有投資於珠江三角洲。

珠江三角洲內之主要工業包括下列各項:

	城市/地級市						
主要工業	廣州	深圳	珠海	佛山	中山	東莞	江門
汽車	√						
汽車零件	√						
生物醫學	√	√	√	√			
陶瓷				√			
化學	√				√		
電器	√			√			
電子	√	√	√	√	√	√	
金融服務	√	√					
家具				√		√	
成衣	√			√	√	√	√
資訊科技		√				√	
珠寶	√						
照明裝置					√		
物流		√					
物料				√			
金屬製品					√		
石油化工			√				
軟件	√		√				
電訊		√				√	
紡織	√			√	√	√	√
玩具		√					
運輸設備	√	√					
鐘錶		√				√	

資料來源:《2002廣東統計年鑒》及廣東政府公共網絡

下表載列中國、廣東省、珠江三角洲及區內主要城市於二零零一年之人口及主要經濟指標：

地點	人口	國內生產總值	增長	固定資產之投資	增長	已動用之外資[1]	增長	工業產值[2]	增長	消費品之零售銷售額	增長
	(百萬人)	(人民幣十億元)	(%)	(人民幣十億元)	(%)	(美金十億元)	(%)	(人民幣十億元)	(%)	(人民幣十億元)	(%)
中國	1,271.1	9,593.3	7.3	3,721.1	13.1	49.7	(16.3)	9,544.9	11.4	3,759.5	10.1
廣東	77.8	1,064.8	10.2	353.6	9.4	15.8	8.2	1,403.5	12.5	451.5	10.9
廣東/中國	6.1%	11.1%	不適用	9.5%	不適用	31.7%	不適用	14.7%	不適用	12.0%	不適用
珠江三角洲	23.3	836.4	13.4	256.7	12.0	14.2	13.2	1,201.2	13.6	312.0	12.2
珠江三角洲/廣東	30.0%	78.6%	不適用	72.6%	不適用	90.1%	不適用	85.6%	不適用	69.1%	不適用
珠江三角洲/中國	1.8%	8.7%	不適用	6.9%	不適用	28.6%	不適用	12.6%	不適用	8.3%	不適用
廣州	7.1	268.6	13.0	97.3	5.3	3.3	6.8	282.9	17.7	124.4	11.0
深圳	1.3	195.5	17.4	71.7	5.8	3.6	21.4	308.0	14.0	60.9	13.2
佛山	3.4	106.8	11.6	23.8	19.7	1.0	17.9	178.2	3.4	37.5	11.1
江門	3.8	61.5	8.4	10.9	4.3	0.8	5.3	94.4	(7.1)	22.3	11.4
東莞	1.5	57.9	17.5	12.6	22.0	1.8	6.1	104.0	33.1	19.6	15.6
珠海	0.8	36.7	11.0	10.5	10.3	1.2	16.0	66.2	(18.0)	12.8	11.5
中山	1.3	36.3	15.9	17.8	61.9	0.7	10.0	68.4	10.7	12.0	12.0

附註：

(1) 包括外商直接投資、外國貸款及其他外商投資

(2) 僅包括年銷量超過人民幣5,000,000元之工業企業。

資料來源：《2002中國統計年鑒》及《2002廣東統計年鑒》

珠江三角洲因其鄰近香港而可從香港於廣東之投資中受惠，省內於二零零一年動用之外資其中54.6%來自香港。珠江三角洲之低生產成本為香港提供吸引其作為生產基地之條件。

香港公司一直為珠江三角洲於科技、紡織、玩具及房地產等工業之主要投資者。香港佔廣東省二零零一年進出口總額之22.0%，使香港成為該省最大之貿易夥伴。廣東省及香港政府最近決定放寬深圳香港邊境之入境及清關手續，應進一步推動於兩個鄰近城市，以致整個珠江三角洲之經濟、社會及文化整合。截至二零零二年三月三十一日止香港特區政府財政年度，兩個城市之間之陸路跨境交通達109,000,000次，使其成為全球最繁忙之過境處之一。車流量預期會隨著二零零三年一月實施24小時通關政策而有所增加。

中國之公路交通

概覽

中國於過去二十年，所有交通模式均取得重大增長。於各項交通模式中，公路為當地及長途交通，以及旅客及貨運交通提供更大靈活性。

儘管各項交通模式有所增長，然而公路仍繼續處理大部分中國旅客及貨運交通。於中國統計年鑒，旅客及貨運交通以旅客旅程次數及貨物之噸數獨立計算。

二零零一年中國客運流量組合
總計=153億人


民航
0.5%
水路
1.2%
鐵路
6.9%
公路
91.4%

二零零一年中國貨運流量組合
總計=138億噸


水路
9.6%
民航
0.01%
鐵路
13.8%
公路
76.5%

資料來源：《2002中國統計年鑒》

中國道路分類

根據中國交通部，道路根據下列描述分類：

中國道路分類及標準

	高速公路	一級	二級	三級	四級
最高設計時速水平(每小時公里)	120	100	80	60	40
最少車道數目(兩個方向合併)	4	4	2	2	1
最窄車道闊度(米)	3.5	3.5	3.5	3.0	3.0
最窄路基闊度(米)	22.5	22.5	8.5	7.5	6.5
路面級別(附註)	最高	最高	最高／次等	次等／中等	中等／低等

附註：路面之不同級別如下：

路面級別	規格
最高	(1) 地瀝青混凝土
	(2) 英泥混凝土
次等	(1) 地瀝青滲入
	(2) 地瀝青碎石
	(3) 地瀝青表面處理
中等	(1) 集料或礫石(視乎道路類別混合黏土或其他物料)
	(2) 碎石
	(3) 其他種類之小圓石
低等	(1) 強化小圓石
	(2) 其他強化或改良物料

資料來源：交通部發出之中國行業標準JTJ 001-97 公路工程技術標準，於一九九八年一月一日生效

於二零零一年底，中國有1,698,012公里之公路，當中19,437公里是高速公路，僅佔公路總長1.1%。

行業增長

公路為優先採用之交通模式，隨着客運及貨運交通流量增長，公路之長度亦持續增加。由一九九一年至二零零一年，中國公路長度複合年增長率約為5.0%，而公路之客運及貨運交通流量增長率則分別為7.5%及3.7%。以下顯示公路長度、公路交通流量及公路貨運交通量由一九九一年至二零零一年之增長(以一九九一年數據為基礎)：

一九九一年至二零零一年中國公路長度及公路交通流量之增長


增長指數 (指數基礎年度＝一九九一年)
220
200
180
160
140
120
100
一九九一年
一九九二年
一九九三年
一九九四年
一九九五年
一九九六年
一九九七年
一九九八年
一九九九年
二零零零年
二零零一年
公路長度
客運交通流量
貨運交通流量

資料來源：《中國統計年鑒》

儘管公路增長，但其發展仍有大量空間。公路運輸業之發展主要依賴興建公路基建及擁有汽車數目推動之公路使用量。由於中國經濟增長，人均收入已日漸提高。人民日益富庶便有能力購買更多汽車。

中國擁有客車數目與國內生產總值之對比


11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
客車（以千計）
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2,000
4,000
6,000
8,000
10,000
國內生產總值（人民幣十億元）
上海
廣東
北京

資料來源：《中國統計年鑒》

目前行業情況及趨勢

與其他發展國家比較，中國公路業未及飽和。按國民可使用之公路長度計，中國落後於美國、德國及日本。車輛擁有率低，加上收入水平上升，表示車輛擁有率仍有上升空間。事實上，根據中國汽車技術研究中心之資料顯示，中國約有七百萬家庭有能力購買汽車，預期於二零零五年前上升至40,000,000部，使中國成為全球最大汽車市場之一。


公路長度比較

車輛擁有率比較


16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
公里／1,000名居民
1.3
13.9
5.0
1.5
0.8
0.8
0.5
中國
美國
德國*
日本**
英國*
意大利*
法國*
* 根據一九九九年數據 ** 根據二零零零年數據
2,500
2,000
1,500
1,000
500
0
每1,000名居民
7.3
6.0
2,071.9
57.2
1,946.4
47.9
1,783.2
90.0
1,567.4
30.7
479.5
315.7
337.0
62.3
中國
意大利*
英國*
法國*
德國*
美國
日本
客車擁有量
貨車擁有量
* 根據二零零零年數據

資料來源：《2002中國統計年鑒》、二零零二年日本統計年鑒、美國運輸部

中國加入世貿進一步支持對更多公路之需要，而預期所帶來之經濟刺激如下：

- **刺激經濟活動**

  加入世貿後帶活之經濟活動，預期增加對交通設施之需求。

- **車輛負擔能力增加**

  隨著中國公民日漸富裕，應有更多可自由支配之收入購買如汽車等耐用品。此外，根據世貿規定，進口汽車關稅已由購買價70.0-80.0%下降至43.8-50.7%。中國有責任於二零零七年底前進一步將關稅減低至25.0%。

- **更多汽車融資渠道**

  更多商業銀行已開始拓展個人財務業務，而汽車貸款在人民之中越來越普遍。不少中國商業銀行已降低汽車融資之限額。

- **保險成本降低**

  然而，由於世貿帶來之競爭日益加劇，汽車保險成本一直下降，使人民負擔汽車之能力已獲大大提高。

二零零一年
財產保險保費分類
總計＝人民幣688億元


其他
12.3%
家居保險
2.7%
貨運保險
5.9%
商用
物業保險
17.8%
汽車保險
61.3%



二零零一年財產保險保費較
二零零零年之增加
總增加＝人民幣78億元


其他
17.1%
家居保險
8.4%
貨運保險
5.0%
商用
物業保險
6.4%
汽車保險
63.1%

資料來源：《2002中國統計年鑒》

客車產量及銷售持續上升顯示已取得正面影響，闡釋如下。

中國客車產量及銷售


160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
客車數目
零二年一月
零二年二月
零二年三月
零二年四月
零二年五月
零二年六月
零二年七月
零二年八月
零二年九月
零二年十月
零二年十一月
零二年十二月
零三年一月
產量
銷售

資料來源：中國汽車技術研究中心刊發之China Auto

中國汽車技術研究中心亦預測汽車銷售持續上升，詳情如下：

中國之客車銷售預測


1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
汽車數目
二零零二年
二零零三年
二零零四年
二零零五年
進口汽車
國產汽車

資料來源：中國汽車技術研究中心刊發之China Auto

目前之需求，加上中國加入世貿而帶動汽車擁有率增加，將推動對公路之需求增加。此外，政府正積極發展全國性交通系統，而公路基建為當中一項主要環節。

第十個五年計劃

第九個五年計劃(一九九六年至二零零零年)中，有關發展道路網絡之其中一項主要目標，為興建「國道主幹線系統」，成為國道網絡之主要部分，並將為國家交通系統之重要部分。第十個五年計劃(二零零一年至二零零五年)持續著重發展國道網絡，並於二零零五年前制定合共興建1,600,000公里之公共公路之目標，其中25,000公里將屬高速公路。達致目標意味著現有之公路系統之規模將增加一倍。

於第十個五年計劃期間，興建交易系統將受統一規劃及合理安排所限，旨在擴展交通網絡、優化交通架構、完善交通系統、提出改革，以及建立不受防礙、安全及方便之現代完善交通系統。中國將會加速興建國道網絡，主要為五條南北及七條東西主幹道，以及於發展較落後之西部發展公路。

廣東省及珠江三角洲之公路交通

廣東省

作為中國主要經濟中心之一，廣東之公路基建為全國規模最大系統之一。於二零零一年，以公路長度計，排名第三，省內公路長104,798公里，佔全國總長度6.2%。

公路交通一直為廣東之主流交通模式。

二零零一年客運流量
總計＝18億人次


民航
0.9%
鐵路
7.2%
水路
1.3%
公路
90.6%

二零零一年貨運流量
總計＝13億噸


民航
0.0%
鐵路
12.0%
水路
20.6%
公路
67.4%

資料來源：《2002廣東統計年鑒》

然而，廣東公路發展為國家公路發展之寫照。儘管廣東之公路增長率已超過中國整體之增長率，然而，廣東省之車流量增長更為迅速。廣東之公路長度由一九九零年至二零零一年按複合年增長率6.1%增長，而中國之複合年增長率為4.7%。於同期內，公路之客運流量每年平均增加7.8%，二零零一年之總流量達16億人次。廣東公路貨運交通於同期每年平均增加2.8%。廣東於二零零一年處理約865,600,000噸，因而在公路貨運交通方面成為最繁忙省份之一。

憑藉取得中國最高國內生產總值，及相對已發展之公路基建，廣東省內之客車及貨車擁有率亦是全國最高。於二零零一年，廣東之客車及貨車擁有率分別約990,500輛及878,891輛，分別佔中國總數之10.0%及11.9%。一九九零年至二零零一年車輛擁有率之複合年增長率(即客車為18.9%及貨車12.2%)，較有關車輛種類之全國擁有率增長17.9%及6.9%為高。

珠江三角洲

由於珠江三角洲是廣東之心臟，因此省策略及規劃都是圍繞著廣東而制定。公路基建發展亦不例外。基於該區目前由省內之主要公路提供服務，廣深高速公路作為珠江三角洲東部之南北交通走廊，需要進一步發展廣泛網絡，改善主要城市之間之交通狀況。該系統

亦可促進珠江三角洲連接鄰近城市及省份，而更重要是連接香港。因此，珠江三角洲之公路網絡是交通樞紐，可於該處增建公路連接，以增加區內之整合及與外界連繫。下表展示珠江三角洲主要城市之公路狀況：

城市／地級市	車輛數目		貨車數目		公路長度	
	總計	每1,000名居民	總計	每1,000名居民	總計（公里）	每1,000名居民公里
廣州	263,411	40.0	154,118	21.6	5,095	0.7
深圳	215,380	163.1	102,889	77.9	1,137	0.9
佛山	92,199	27.5	137,354	40.9	3,881	1.2
江門	43,262	11.4	45,907	12.1	4,015	1.1
東莞	53,405	34.7	90,001	58.5	2,464	1.6
珠海	36,514	48.1	23,731	31.3	1,025	1.4
中山	45,688	33.9	49,044	36.4	983	0.7

資料來源：《2002廣東統計年鑒》

目前行業情況及趨勢

誠如中國之情況，廣東及珠江三角洲之車輛擁有率較發展國家之滲透率為低：

每1,000名居民之車輛擁有率


2,500
2,000
1,500
1,000
500
0
每1,000名居民
12.7 11.3 34.8 28.5 7.3 6.0
2,071.9
57.2
1,946.4
47.9
1,783.2
90.0
1,567.4
30.7
479.5
315.7
337.0
62.3
廣東
珠江三角洲**
中國
意大利*
英國*
法國*
德國*
美國
日本
客車擁有率
貨車擁有率
* 根據二零零零年數據
** 只包括主要城市

資料來源：《2002中國統計年鑒》、二零零二年日本統計年鑒、美國運輸部

廣東（特別是珠江三角洲）需要進一步發展公路系統，應付目前車流量及預期日後之車流量增加。此外，對更多廣泛公路系統之需求受下列因素支持：

- 實行24小時通關及進一步放寬跨境車輛之牌照控制，將導致跨境業務、商業及休閒旅遊增加，從而加快與香港整合

- 發展其他交通及基建設施如粵港澳橋隧
- 因簽訂更緊密經貿關係安排及中國加入世貿，使省內外商投資增加及預期商務旅遊有所增加
- 廣東之旅客數目由一九九五年約35,100,000名增加至二零零一年之84,800,000名，顯示旅遊業發展蓬勃，其中約71,900,000名為國內旅客

鑒於目前情況及過去二十年優秀之公路系統對其經濟之影響，廣東省政府持續優先發展公路基建，並制定(其中包括)下列該省第十個五年計劃(二零零一年至二零零五年)之目標：

- 於現有公路系統增加5,000公里之公路，包括1,150公里之高速公路；
- 完成高速公路網絡，將省內之所有主要地級市連接起來，並將於二零零五年前擴展至周圍之省份；
- 加快興建區際公路，旨在將公路提升至國家及省級水平；
- 就興建珠海、澳門及香港之間之車輛通道進行初步研究。

根據廣東省交通廳，廣東預期由二零零一年至二零零五年每年為新公路基建花費約人民幣190億元(美金23億元)。這將於二零零三年底前將廣東之高速公路總長度增加至2,300公里。珠江三角洲(特別是廣州與深圳之間一帶)仍為未來基建開支之重心，政府旨在將更多資源用作擴展網絡至農村地區，估計動用每年人民幣190億元預算之60%。廣東長久以來一直使用民營企業資金，以至政府資源投資於及興建其道路基建。外國發展商及營辦商憑著專門知識及資金，將優先參與該等項目享有優勢。此外，第十個五年計劃合共125個項目中之15個與公路及汽車業有關。這顯示政府將重點放在交通發展之上。

廣東珠海、香港及澳門之間之陸路連繫

由於廣東、香港及澳門地理位置靠近，加上該等地區之經濟廣泛整合，該等地區之間貨物及乘客之跨境流量相當龐大。於二零零二年，以陸路往返廣東與香港之旅客(包括車輛及火車)約118,000,000人次，而以水路往返之旅客則約為6,800,000人次。往返香港與澳門之旅客約11,400,000人次。往返澳門與廣東之旅客約為1,100,000人次。

目前，儘管有上述情況，所有行走廣東與香港之間之過境車輛，是於香港北區經皇崗／落馬洲邊境通道、文錦渡邊境通道、羅湖邊境通道及沙頭角邊境通道連接深圳。按計劃於二零零六年落成在建中將香港連接深圳西部蛇口之深圳西部通道之新管制站亦位於香港北區。因此，目前並無往來香港與珠江三角洲西部或澳門之車輛連繫。該等區內乘客及貨物往返流量因而必須經水路或陸路，故此需要繞道珠江大河口經虎門橋進行，或在極少數情況下，以直昇機運送。

合和集團明白到香港與珠江三角洲西部之間車輛連繫之重要性後，首次於一九八三年就珠海與香港屯門地區之間之橋樑連繫提出建議。鑒於一九九零年代之發展，包括：

- 興建香港國際機場及建造連接大嶼山與香港主要土地部分之青馬大橋；
- 將珠江三角洲之經濟迅速發展成為全球主要生產基地之一；珠江三角洲東岸及西岸之間之發展差別，以及需要開放及加快發展珠江三角洲西岸，提升珠江三角洲整體之競爭力，盡量利用珠江三角洲西部之廉價土地及勞工成本；及
- 澳門特別行政區向三名主要經營商發出賭場牌照之政策，並將澳門發展為東方拉斯維加斯，

合和集團已於一九九零年代末提出新建議，興建29公里連接廣東珠海、鄰近香港國際機場之香港大嶼山與澳門之橋樑通道(其後已修改為一大橋－隧道通道)。

香港特區政府已採納一項連接珠海、香港大嶼山與澳門之大橋之建議。於二零零三年一月八日公佈之第二屆香港特區政府之施政綱領(「施政綱領」)，於香港行政長官於同日向香港立法會發表之施政報告(「行政長官施政報告」)，當中列明大橋將為優先考慮項目，但須待持續進行之中國政府可行性研究之結果，方可作實。

中國公路規例

監管架構概覽

外商投資及公路監管架構

與中國其他外商投資一樣，外商投資公路項目規定須取得一個或以上中央、省級或地方政府機關之官方批准。此外，中國之公路建造及經營受公路交通行業指定之監管架構監管。

公路監管機關

國家發展計劃委員會(「國家計委」)及交通部負責中國多種交通方式(包括公路)之整體規劃。交通部是負責規劃、發展、建築及管理中國公路之行政部門。其主要提供有關國家發展政策、轉讓經營權、設計、興建及保養公路之規例及標準之指引。交通部負責制定及向國務院及國家計委呈交有關審查及批准組成國道主幹線系統一部分之主要國道項目建議書。

至於地方層面，省交通廳獲授權執行國家計委及交通部公佈之發展計劃，並就其他省級及市級公路網絡作出規劃、進行可行性研究，以及批准不同公路基建項目之基本架構。廣東省交通廳是一個負責廣東省公路規劃、發展及興建之官方機關。

制定及監管公路通行費價格及批准增加通行費之申請，由有關省物價局及交通局負責。

外資企業

中國於一九七九年頒佈其第一條合營企業法。自此，已採納一連串之有關法律、行政規則及規例，為外商投資活動提供構架，使其可於構架內有效進行及監管。政府已鼓勵外商直接投資，以加快外資、科技及管理技巧之流入。

中國之外商投資企業(「外資企業」)可以多種形式經營，包括合資經營企業、合作經營企業及外商獨資企業。合資經營企業為於中國註冊成立及註冊之「有限責任公司」。合資經營企業是「中國法人」，有權擁有、使用及處置個人財產。相對合資經營企業，儘管不少合作經營企業擁有該項身份，然而合作經營企業不一定是中國法人。倘合作經營企業並非中國法人，則中國及外國人士須負責支付其本身來自合營企業之溢利之稅項，並須承擔本身之風險及損失之責任。另一方面，身為中國法人之合作經營企業將承擔有限責任。一家外商獨資企業完全由一名或多名外國投資者擁有，而並無涉及任何中國合營企業各方。該外商獨資企業根據中國法律為一名中國法人。在若干指定行業成立之外商獨資企業是受到限制或禁止，如媒體、貿易公司、銀行及電訊。

政府批文

雖然外資項目之監管規例及取得批文之程序一般是容易理解，但是審批外商在中國投資收費公路項目及有關之外商投資企業之特定規例及程序並非完全透明；並須取得項目批文及外商投資批文，但須遵照獨立程序。外商投資收費公路項目主要將涉及下列種類之批文：

- 項目之規劃及項目相關批文；
- 成立有關外資企業所需之多項批文及註冊；
- 稅務優惠待遇之批文(倘適用)；及
- 行業指定及價格批文(倘需要)。

於最高層次，於中國批授項目的權力歸國務院所有。國務院保留其本身權力，批准任何投資總額超過美金100,000,000元項目，惟有若干例外事宜。根據多項中國政府通告，國務院已將批准任何投資總額少於美金100,000,000元項目之權力下放至多個部及部級實體(包括國家計委)。國家計委及若干部及其他部級實體亦已經內部指令採納一項政策，將批准投資總額少於美金30,000,000元之項目之權力下放至向省政府、中央政府省級局及若干地級市。因此，地方政府之項目審批權力一般限於不超過美金30,000,000元。倘投資總額低於美金30,000,000元，則除須取得項目批文外，外商投資必須取得商務部或負責外商投資之省政府機關批准。因此，外資企業建議展開項目必須取得適當級別之計劃機關之項目審批，以及負責外商投資之類似級別之政府機關給予之外商投資批文。

外商投資收費公路項目之審批過程

一般來說，審批過程可分為三個主要階段。首先，隨著中方之初步規劃後，並在若干情況下，經與外國人士進行初步磋商及雙方簽立意向書後，向適當級別之計劃機關呈交項目建議(包括初步可行性研究報告)以待審批。

於第二階段，將準備若干報告，包括更詳細聯合可行性研究報告及環境影響報告，並呈交予有關省計劃機關以待審批。取得批准後，外國人士及國內一方將磋商及簽立一項具合法約束力之合營企業合同及公司章程。外商投資須取得地方政府之批准。此外，誠如上文所述，視乎建議項目及合營企業之投資總額之多寡而決定是否須獲得中央政府批准。

於最後階段，待負責外商投資之有關政府機關批准合營企業後，合營企業必須向國家工商行政管理總局(「國家工商行政管理總局」)或其支局註冊，並取得營業執照。於完成該等手續後，各方須作出他們同意之註冊資本。

除該項目及外商投資批文外，通行費價格須另外受價格制度規限(見下文「通行費價格」)。

公路法律

概覽

中國公路法(「公路法」)於一九九七年七月三日獲通過，於一九九八年一月一日起生效。其後於一九九九年十月作出修改。這是中國第一條關於規劃、興建、保養及管理公路之國家法。公路法之主要目的之一是鼓勵道路界別之新投資。特別是，其批注於新公路基建項目利用外商投資，以及採納一連串融資選擇。

然而，公路法並非試圖完善處理外國投資者在道路項目之問題，如收購及評估土地使用權之權力來源、調整通行費水平之程序、競爭路線之限制、取得外滙或經營許可權之估值。

公路之規劃及興建

根據公路法，公路發展計劃須配合該區之市區興建、交通及土地使用發展計劃，並須於與其他有關部門及較基層級別之政府層面磋商後草擬有關計劃。

根據公路法，就國道而言，交通部聯同國務院有關部門經諮詢公路通過之有關省份、自治區或中央管轄之地級市當地人民政府後負責制定計劃。該等計劃須待國務院批准。就省級公路而言，計劃由有關省政府之交通局與有關地方政府之負責部門磋商後草擬。該等計劃須待省政府批准，並須向交通部存檔記錄。

公路法亦尋求確保公路建築工程之質素。該等項目須採納法人責任制度、招標制度及項目監理制度而執行。從事項目測計師、建築及設計承建商或監理單位預期持有適當之資

歷，並訂立具約束力之合同。建築計劃必須於執行前呈交予縣級或以上之交通部門。於批出項目作營運前，須檢查工程，以確保完成達有關標準。

公路項目可干擾基建設施如電力、電訊或鐵路線，建築公司必須於進行任何工程前取得有關政府部門事先之批准，並須於工程完成後修復設施或作出補償。

公路法規定，涉及外國投資者之公路投資項目必須根據國家規則予以檢查及批准，該等國家規例被認為已包括適用於外商投資企業之規例之一般內容。

土地發展事宜

公路法僅載有關於公路項目土地使用權之有限規定，包括有關保障耕地及經濟使用土地之原則。然而，公路法並不處理有關已授出及分配之土地使用權或向非自願人士徵用土地之事宜，惟規定該項道路建築計劃必須符合於適當之省或較基層級別之司法權區之土地使用總體計劃，並必須符合所有有關法律及規例。公路法並不顯示政府有關發展鄰近公路土地之政策。

財務及營運事宜

公路法並無制定關於項目經營許可期內增加通行費價格之條文。同樣地，就通行費價格而言，公路法並不影響省物價局或交通局之角色（見下文「通行費價格」）。

公路須根據國務院交通部門發出之標準及規則予以保養，而有關之公路經營公司則負責該等標準及規則。

收費站

於一九九四年七月十八日，交通部、國家計委及財政部聯合頒佈《關於在公路上設置通行費收費站（點）的規定》（「收費站通知」）。收費站通知之規定適用於所有收費公路，包括該等由外資企業興建者，並規定興建收費站之審批規定及對其位置之若干限制。

轉讓經營權

根據公路法，交通部連同有關交通局監管轉讓已由交通部門興建及管理之道路之經營權。於一九九六年十月九日，交通部頒佈《公路經營權有償轉讓管理辦法》（「該辦法」）。根據該辦法，道路之經營權包括(a)就已完成道路收取通行費之權利及(b)經營位於該等道路之指定路段之服務設施之權利。該辦法規定，收取通行費之經營權不得轉讓超過30年。一般來説，轉讓任何道路之經營權將須獲原審批機關批准。

通行費價格

公路法規定省級之交通局與同級之物價局負責審批通行費價格。廣東省物價局聯同廣東省交通廳，負責審批廣東省高速公路制定及其後任何增加通行費價格之申請。當公路營辦商決定申請制定初步通行費率或增加通行費時，其將可隨時向適當之物價局及交通局提出申請。物價局及交通局在決定是否給予通行費增加時一般將考慮之因素如(其中包括)通脹率、負擔能力、用途、當地價格水平、投資回報率及區內其他公路所收取之通行費。除前述之因素外，物價局及交通局於制定高速公路上將收取之初步通行費率時，亦將考慮投資於項目之資金。隸屬廣東省政府之廣東省物價局受廣東省政府監管。

合營企業及外滙

合營企業

中國與外國人士於中國成立之合營企業有兩種形式：合資經營企業及合作經營企業。合資經營企業受中華人民共和國合資經營企業法及執行有關之規例(統稱「合資經營企業法」)監管。合作經營企業則受中華人民共和國之中外合作經營企業法及執行有關之規例(統稱「合作經營企業法」)監管。本集團之所有合營企業為合作經營企業。

合作經營企業可成立為一個類似合夥經營之實體(在此情況下，根據中國法，其將不會獨立法人地位)或其成立為一家有限責任公司(在此情況下，根據中國法，其具有獨立法人地位)。在大部分情況下，合作經營企業成立為有限責任公司，而本集團所有之合營企業就是如此。就制定合營企業安排之條款而言，合作經營企業之靈活性較合資經營企業為高。舉例來說，於一家合作經營企業中，某方分享合營企業溢利之權力毋須視乎其相對於其他各方所作出之註冊資本(股本)而定。此外，待取得政府批准後，合作經營企業法允許外國人士於合營企業期間內收回投資。然而，合作經營企業法規定，倘外國人士於合營年期內取回其所有投資，則須於合營期間結束時，免費將合營企業之固定資產轉讓予中方。合作經營企業在註冊資本出資額、債務與股本比率、會計、税項、外滙、勞工及清盤與解散之事宜須受法律及規例所規限。轉讓合作經營企業之權益須獲政府批准，以及經各方一致協定。

合資經營企業成立為獨立法人實體及註冊為一家有限責任公司。合資經營企業之各方有權按它們向合營企業作出註冊資本之出資額之比例，分享合營企業之溢利。合營企業夥伴一般只可於合資經營企業清盤(倘合營企業於清盤時為具償債能力)時，按其各自於註冊資本中注資比例，或倘其出售其於合營企業之權益予中方夥伴或一名第三者時，才可收回

其投資。轉讓合資經營企業之權益須獲政府批准，以及經各方一致協定。於解散合資經營企業時，除非合營企業合同另有規定，償付所有申索後剩餘之資產，將按合營企業夥伴各自於合營企業註冊資本中之注資額比例分派。此外，於一家合資經營企業，待履行各項有關法律之規定及取得有關政府機關批准後，各方可減少其註冊資本之金額。

一般來說，合營企業是根據合營企業合同規定之溢利分派安排支付股息。除上文所述者外，中國法律及規例規定，只有會計溢利(經繳納税項、前年度虧損撥備及對企業發展、僱員福利及花紅，以及提取一般儲備基金之特別儲備金作出撥款後)可作給予合營企業各方之股息分派。

除註冊資本出資額外，合營企業可進行舉債融資，包括股東貸款。然而，向合營企業提供外滙貸款必須向外滙管理局或合營企業註冊地區之分局註冊(見下文「外滙」)。

外滙

於一九九四年一月一日前，中國實行滙率雙軌制。在此制度下，外滙管理局公佈將於授權金融機構進行外滙交易之官方滙率(「官方滙率」)。同時，可在政府許可下，部分按供求制定之滙率於官方外滙調劑中心進行外滙交易。一九九二年及一九九三年，官方滙率與外滙調劑中心之滙率出現很大之差距。

由一九九四年一月一日起，推出一項全新單一、受管制之浮動滙率制度，以代替滙率雙軌制。根據新制度，人行根據對上一日中國銀行同業市場滙率，並參考全球金融市場之現行滙率後，制定滙率(「人行滙率」)。授權銀行及金融機構獲准在接近每日人行利率之指定範圍內就買賣人民幣之牌價報價。

待採納新受管制之浮動滙率制度後，國務院公佈人行將嘗試平衡中國之外滙供求，並主要透過宏觀經濟措施穩定人民幣之滙率，該等措施包括管理貨幣政策及息率。

於一九九四年四月，國務院於上海成立一個名為中國外滙交易系統(「外滙交易系統」)國家銀行同業外滙市場，提供外滙交易及結算。外滙交易系統目前已與中國超過332家銀行及金融機構擁有連繫。根據人行政策，外滙交易系統由外管局監督及管理。

自一九九六年十二月一日起，人民幣成為於往來賬目交易中可完全兑換之貨幣，該等交易包括分派溢利。在遵守適用程序之規定下，於往來賬目交易中購入外滙毋須取得批文。就外商投資企業而言，往來賬目交易包括向外國股東支付股息及其他分派。對以外滙進行之資本項目交易持續實施嚴格管制(主要須先取得外滙管理局批准)。資本項目交易包括貸款、直接及組合投資，以及可流轉證券之投資。

自一九九四年以來，人民幣兑美金持續升值。於一九九四年底，滙率為美金1.00元兑人民幣8.4491元，於二零零三年四月三十日，攀升至美金1.00元兑人民幣8.28元。

外商投資企業之稅項

營業稅

根據於一九九四年一月一日生效之《中華人民共和國營業稅暫行條行》及《中華人民共和國營業稅暫行條例實施細則》，提供服務之業務(娛樂事業除外，其營業稅由省級之政府機關根據中國對營業稅之暫行規則決定)、轉讓無形資產或出售不動產須就所提供服務之營業額、所轉讓之無形資產或所出售之不動產(視情況而定)繳納3%至5%之營業稅。應繳納之稅金經參考納稅人之業務營業額，以及中國對營業稅之暫行規則附表所規定之有關稅率表計算。

所得稅

根據於一九九一年七月一日生效之《中華人民共和國外商投資企業和外商企業所得稅法》(「外商企業稅法」)及《中華人民共和國外商投資企業和外商企業所得稅法實施細則》，外資企業一般規定須按它們應課稅收入30%之比率繳納外商企業所得稅，以及按它們應課稅收入3%之比率繳納地方所得稅。給予可符合特別規定之外資企業之外商企業所得稅之優先稅率，包括(i)位於經濟特區或沿海城市，並從事有關實施規則所載之特別行業之外資企業，外商企業所得稅將按24%計算；及(ii)位於經濟特區或沿海城市，並從事能源、交通基建及港口發展行業之外資企業，外商企業所得稅將按15%計算。法律亦載有，倘從事能源業、交通及國家推廣之其他行業符合法律所載之規定，則可享有免稅期或稅務優惠。

各省份、自治區及中央管轄之地級市之政府亦可豁免或降低從事中國政府鼓勵之行業或項目之外資企業之地方所得稅。

就外商企業所得稅而言，根據國家稅務總局授出之批文，本集團所有合營企業享有(或就西線一期合營企業而言，將有權享有)減免稅率(有關「公路項目」各項目之特別稅項詳情，請參閱「稅項」)。

溢利分派

根據外商企業稅法，外國投資者獲豁免繳納外資企業溢利分派之所得稅。於合營企業中持有權益之本集團有關成員公司就此而言屬外國投資者。預扣稅不適用於外資企業之任何溢利分派。

概覽

本集團之主要業務為倡議、推動、發展及經營於華南廣東省，特別是毗鄰香港之珠江三角洲地區之策略性重點公路、隧道、橋樑及相關基建項目。本集團現時所有項目乃為珠江三角洲發展中之公路網絡之重要組成部分或連接，其中，廣深高速公路為貫通廣州及深圳之要道，橫越東莞於深圳邊境接連香港。

本集團現時於三項主要收費高速公路項目持有權益：

- 廣州－深圳高速公路
- 廣州東南西環高速公路
- 珠江三角洲西岸幹道一期

本集團所有現有項目之權益為(或就西線一期而言，將會)透過根據適用中國法律成立之中外合作經營企業持有，而所有中方夥伴均為由負責有關區域及地區內交通基建之政府或行政部門成立或與該等部門關係密切。

廣東省及珠江三角洲之增長

合和為中國基建業內翹楚之一，及為首批投資中國基建項目之外資公司之一。本集團參與發展珠江三角洲之公路網絡，乃基於合和預期廣東，特別是珠江三角洲，隨着中國在七零年代末期之經濟改革後，預計可釋放潛力之遠見。本集團之項目源自合和追求上述理念及其對貫徹實現珠江三角洲增長潛力，及珠江三角洲與香港之經濟整合，對依賴並支持在區內建設綜合公路網絡之信念。

正如合和預期廣東省，特別是珠江三角洲之經濟及工業增長，已成為發展公路網絡之主要推動力之一。除滿足交通需求外，周邊城鎮及設施之增長、沿線地區之人口、工業及服務聚集，已加強本集團公路之長遠重要性。作為直接連接廣州與深圳及香港之首條高速公路，廣深高速公路尤其受惠於沿線發展之城市及工業走廊。

廣東省乃中國最富庶及發展最迅速省份之一。由一九九一年至二零零一年，廣東省國內生產總值之複合年增長率約為19%，遠遠超出中國全國之平均數。根據《2002廣東省統計年鑒》，於二零零一年廣東省之外商直接投資合共美金119億元，相當於中國之外商直接投資總值約25%。廣東省佔全國出口總額約36%或美金954億元。根據廣東省前省長盧瑞華先生於二零零三年一月十三日發表之政府工作報告，估計廣東省在二零零二年之經濟活動將有顯著增長：二零零二年之國內生產總值估計為人民幣11,674億元(約美金1,410億元)(較二零零一年增長約10%)及出口總值估計為美金1,186億元(較二零零一年增長約24%)。

珠江三角洲位於廣東省南部珠江河口。隨着中國在七零年代末期採取開放門戶經濟改革政策後，珠江三角洲由農業地區迅速轉型成為世界最重要之工業生產中心之一，並持續增長。雖然珠江三角洲人口僅佔廣東省約30%，但珠江三角洲在二零零一年已佔廣東省國內生產總值約78%、外商直接投資約98%及其出口量約95%。

珠江三角洲特別因其毗鄰香港而受惠，經濟特區及沿海開放城市出現，更是為推動新經濟改革進程而設立。廣東省三個經濟特區其中兩個位於珠江三角洲，這情況讓珠江三角洲能吸引大量外商投資，並逐步帶動整合珠江三角洲與香港之經濟。本公司預期珠江三角洲與香港之間之經濟整合，將會因二零零三年六月二十九日簽訂關於建立更緊密經貿關係之協議（「更緊密經貿關係安排」）而進一步加強。更緊密經貿關係安排載列多項有關貨品及服務貿易及促進投資之經濟措施，包括削減關税及放寬對專業及投資服務限制。本公司認為，這些措施將對發展中國與香港之間之經濟關係帶來重大進展。

根據香港工業總會於二零零二年十一月刊發之調查報告，估計於二零零一年在香港註冊之122,809家香港製造及貿易公司（「香港製造及貿易公司」）中，約有52%或63,000家在中國活躍經營。在這些香港製造及貿易公司當中，估計有43%投資於中國之廠房設施，及有45%與中國之廠房已訂立分包處理安排。廣東乃香港製造業務最重要之基地。於二零零一年，估計：

- 有53,000所為香港製造及貿易公司工作之廠房集中在珠江三角洲五個城市（東莞、深圳、中山、廣州及惠州）；
- 該等香港製造及貿易公司約有83,000名在香港工作之員工，在廣東省工作之日子佔其全年工作日超過一半；
- 在中國活躍經營之香港製造及貿易公司製造之大部分產品會經香港出口世界各地；及
- 香港製造及貿易公司在其於中國之製造業務中所使用之大部分原料及半加工材料，乃從香港及其他海外市場進口。

在過去十年，廣東公路系統與廣東之經濟發展同步增長。由一九八零年至二零零一年，廣東省之國內生產總值增長超過40倍。與此同時，公路系統迅速擴大，支持這項增長。在一九八零年，公路全線總長僅為49,495公里，到二零零一年底已達104,798公里。廣東省政府憑藉其本身之經驗，深明已發展之公路網絡在經濟發展中所擔當之角色，所以在其第十個五年計劃（二零零一年至二零零五年）中將以改善公路作為首要項目，藉以將省內全部主要地級市聯繫，並連接其他省份。

自廣深高速公路在一九九五年首年全面投入運作以來，其每日平均收費車流量已錄得複合年增長率約達16%。於二零零二年，按收益計，廣深高速公路合營企業獲對外貿易經濟合作部列為中國首500家外資公司之一。

三項現有項目

本集團透過根據適用中國法律成立之中外合作經營企業安排，持有以下三項收費高速公路項目之權益：

- **廣深高速公路**：廣深高速公路為一條全線總長122.8公里封閉式雙向三車道高速公路，由廣州廣氮通往香港與深圳邊界之深圳皇崗。

  廣深高速公路為直接貫通廣東省之省會廣州、以至深圳及香港之首條及現有唯一一條高速公路，屬於發展中之珠江三角洲公路網絡之要道，形成一條橫越東莞於深圳邊境接連香港之珠江三角洲東部之南北走廊。

  廣深高速公路之18個具策略性位置立交，連接多個人口稠密市鎮及／或工業城鎮，以及重要設施，包括深圳寶安機場及多個海港，而該條高速公路亦適當連接珠江三角洲之其他主要公路。特別是，作為連接深圳及虎門大橋之唯一一條高速公路，廣深高速公路為深圳與珠江三角洲西部及東南部地區之間之最重要交通幹道。

- **廣州東南西環高速公路**：廣州東南西環高速公路為一條全線總長38公里封閉式雙向三車道高速公路環道，途經廣州東、南及西周邊地區，東端及西端連接廣州北面繞道，形成一條環繞廣州市之互通高速公路環形幹道。

  廣州東南西環高速公路為服務於廣州市內及廣州市周邊地區不斷增加之繁重車流量之道路系統之重要組成部分。該條幹道是由經過廣州之多條主要公路而來，途經廣州而前往其他目的地之大量外來車流之重要繞道。這條公路亦為廣州交通之重要幹道，是經市中心之中至長途車程之另一條通道。

  廣深高速公路，以至日後之珠江三角洲西岸幹道一期，都是連接廣州東南西環高速公路。

- **西線一期**：珠江三角洲西岸幹線一期現正建造中，將會是一條全線總長14.7公里封閉式雙向三車道高速公路，滿足廣州市與順德之間之高速聯繫之重點需求。預期這條路線將可縮短兩個城市之間之車程，由使用現有公路約40分鐘縮短至約10至15分鐘。

本集團項目之其他詳情載於「公路項目」一節。

主要優勢

董事相信，憑藉本公司在中國收費公路基建業累積超過二十年之經驗，本公司已形成下列實力及競爭優勢：

本集團已成功建立一個營運及產生收益之收費高速公路項目組合

- 廣深高速公路及廣州東南西環高速公路已建成，及每日產生現金收益。
- 該等項目之收益提供穩建之財務基礎，及作為本集團獲取可靠現金回報之基礎。
- 廣深高速公路自一九九五年首個全年營運之年度以來，平均每日收費車流量已錄得之複合年增長率為15.9%。

本集團之公路處於珠江三角洲內高經濟增長地區之策略據點

廣深高速公路

- 廣深高速公路為直接貫通北端廣州及南端深圳及香港之首條及現有唯一一條高速公路，形成一條經濟活動之走廊。
- 該高速公路構成發展中珠江三角洲公路網絡之要道，連接廣州、東莞及深圳等重點地級市。於近期經濟顯著增長期間，這些地級市已成為珠江三角洲內之龍頭。
- 隨着發展高速公路，沿線眾多其他城鎮及設施已顯著增長或擴張，這方面亦進一步鞏固該高速公路之重要性。

廣州東南西環高速公路

- 廣州東南西環高速公路為服務於廣州及廣州周邊地區不斷增加之繁重車流量之公路系統之重要組成部分。
- 廣州不斷拓展，發展成為廣東省之商業中心。現有都市拓展及重建之策略性發展計劃包括北面花都之新廣州國際機場及南面南沙之新科技市中心及港口等主要重點發展項目。
- 廣州東南西環高速公路之優勢，很大程度上倚賴其接連性，即是與珠江三角洲內如人口稠密及工業重鎮之地區、機場及其他設施等坐擁潛在車流量之地點接連之支路。除現有連接外，其他連接計劃包括：西線一期(連接順德，預計於二零零四年通車)、廣州南部快速幹線(連接廣珠東線及南沙港發展區，預計亦於二零零五年通車)，及連接佛山之新廣佛高速公路。
- 董事從其他主要城市之環路所得之經驗預計，廣州東南西環高速公路在拓展後之廣州都市圈交通系統扮演之角色越來越重要，並支持該市向外拓展。

西線一期

- 珠江三角洲西岸幹道一期將可滿足廣州市與順德之間對高速聯繫之重點需求。董事預期，這條幹道將可縮短兩個城市之車程，由使用現有公路約需40分鐘縮短至約10至15分鐘。

本集團之項目享有高度競爭門檻優勢

- 較早踏足市場之優勢

  收費公路業之高門檻，為本公司在維持其市場佔有份額及發展項目所需時間等方面締造龐大優勢。融資能力、技術水平、與政府及商界已建立之關係及有能力投放資源候待冗長之監管審批及發展程序，都是成功之關鍵因素。

  當廣深高速公路建成時，大大縮短廣州與深圳之間之車程，並且為連接珠江三角洲內主要城鎮之首條高速公路。

- 沿線建設及發展

  對於欲在珠江三角洲內設立業務或遷移至珠江三角洲之行業，通常都會優先選擇可通往主要公路之地點。因此，隨著毗鄰城鎮及設施增加，以及人口、行業及服務集中於沿線地區，本集團幹道之長遠重要性日益提升。

- 連接網絡及支路之流量可觀

  道路之使用量，乃視乎該等道路可通往之起點及終點構成之潛在車流量。本集團已建成之道路，已得到連接珠江三角洲眾多人口稠密及工業重鎮之地區、機場及其他設施之主要支路作為支持，並與區內其他主要公路有效地連接起來。

- 新項目需要辦理繁複手續及一段時間才能具競爭力

  就一項中國公路項目取得所需之正式審批、土地使用權及融資所辦理之手續，既複雜、冗長又昂貴。此外，建造過程歷時不短，結果未必明朗。因此，公路項目需要一段時間才能建成。

本公司確立專注於廣東省及珠江三角洲之具體策略

- 本公司之策略，是要充分利用其優越之競爭優勢及業界之高門檻，把握增長機會。

  本集團專注發展對形成珠江三角洲內綜合公路網絡具策略重要性之項目，讓本公司受惠於來自其公路，以及珠江三角洲內日漸互通之更廣大網絡之交通增長。

- 本集團處於有利位置，從廣東省及珠江三角洲內之持續增長獲益

  本集團所有現有項目均處於珠江三角洲內策略據點，反映出合和對中國在七零年代末期採取門戶開放及經濟改革政策後，區內經濟增長潛力之展望，特別是與香港整合之潛力。

  本集團公路車流量之歷史增幅，一直與因該等改革措施所帶來之經濟增長及人民因此越來越富庶之步伐一致。

- 本集團之公路因持續發展更廣大之網絡而受惠

  雖然本集團之公路憑藉本身具策略性重要地位之實力，車流量仍視乎與更廣大網絡互通之能力。本公司相信，由於廣東省及珠江三角洲內之公路網絡繼續進一步發展，本公司項目之全部潛力將逐步開始兑現。

  鑒於中國政府繼續專注國家公路網絡，珠江三角洲內之公路網絡將成為一個更龐大系統不可分割之一部分，而經該系統把珠江三角洲及廣東省內不同地區與中國主要城市連接起來。

- 世貿及更緊密經貿關係安排

  中國在二零零一年加入世貿後，普遍預期將會推動中國公路使用量之持續增長，而本公司亦預計實行更緊密經貿關係安排後，將會對香港與中國之間之貿易流量及車流量帶來正面影響。本公司預期廣東省及珠江三角洲仍然是中國工業及經濟增長之火車頭。

本集團處於有利地位從新商機獲益

本公司相信，其業績記錄讓其處於有利地位，參與其他項目，而本公司將只會爭取其相信可帶來理想投資回報之商機。

- 本集團在倡議、推動、發展及經營中國收費公路項目取得人所共知之專業知識

  在建立本集團現有項目之過程中，合和公路基建已表現其在倡議、推動、發展及經營大型中國收費高速公路及相關基建項目擁有之專業知識，及已取得之豐富經驗。

  本集團在倡議及推動其項目時通常務求肩負領導角色。廣深高速公路項目乃按合和在一九七八年十二月向廣東省政府提交之建議書所簡述之倡議建成。合和公路基建在倡議及推動廣深高速公路項目之過程中，包括磋商合營企業合同設立之專營權、項目之建造合同及為項目安排融資，都是擔當領導角色。廣州東南西環高速公路與珠江三角洲西岸幹道項目都是源自一九七八年之同一份建議書。

- 本集團與中國重要合營企業夥伴成功合作之業績記錄

  本公司相信，合和公路基建對當地合營企業夥伴之選擇及其與該等合營企業夥伴有效地合作之能力，對於爭取參與項目及成功完成所承接之項目，都十分重要。本集團所有中方夥伴為由負責有關區域及地區交通基建之政府或行政機關成立，或與該等機關具密切關係之實體，及對項目之持續成功具有重大之策略及財政權益。本公司相信，其過往與合營企業夥伴成功合作及良好關係，將令本公司可參與符合本公司整體業務策略之未來項目。

本集團受惠於經驗豐富及專業之管理層

- 本集團之管理層，由一組以香港及中國為基地，具豐富經驗之專業人士之核心隊伍組成，具備有效倡議、推動、發展及管理中國大型收費公路基建項目所需之制定、發展、管理、工程、經營及財務技能。

策略

本公司之策略，乃充分利用其優越之競爭優勢及業界之高門檻，把握增長機會。此策略涉及以下主要原素：

繼續專注廣東省及珠江三角洲策略性重點交通基建項目

- 在珠江三角洲內發展綜合公路網絡之策略性重點項目，本公司繼續專注於倡議、推動、發展及經營該等項目。
- 本公司相信此項相關策略之效用已得到證實，而本集團專注於在珠江三角洲發展，將繼續因該區經濟強勁增長及珠江三角洲與香港之經濟逐步整合而帶來利益。

透過有效管理及前瞻性規劃，維持現有項目之競爭力及穩定回報

- 本公司認為管理已建成項目，是向公路使用者提供服務，並相信公路使用者在選擇幹道時，會受走向、可到達程度、速度及安全等主要因素影響。基於這些原因，本公司認為，這些因素為維持其競爭地位之關鍵。
- 本公司藉著確保公路得到良好維護，並保持交通暢順，以保障其回報。本集團策略重點為前瞻性規劃及需求預計。現時正就廣深高速公路，制定多個前瞻性營運規劃方案，旨在建立卓越之道路條件，配合未來車流量需求，當中包括重新鋪平路面、改善及擴充南頭及黃田立交之進出口設施、擴充鶴州立交與鄰近深圳寶安機場之黃田立交之間長2.7公里之高流量車道，由六線增至八線行車。另一個例子是推出IC卡收費技術，而本公司將繼續在適當及對該等目標有利時採用經驗證科技之政策。

從參與其他項目之商機得益

- 本公司相信，其在成功建成公路項目之經驗及業績記錄，以及本公司與其行政人員在中國國內建立之關係及聲譽，將繼續為參與其他項目帶來商機。然而，本公司將僅會爭取本公司相信可賺取理想投資回報之商機。
- 本公司相信，發展連接廣東珠海及澳門與香港之大橋－隧道，對於珠江三角洲、香港及澳門之進一步經濟發展，將起策略性作用。

除作為進一步發展珠江三角洲、澳門及香港為整合經濟區之邏輯及重要舉措，本公司相信，此項目將會展開及加快珠江三角洲西部之經濟發展，加強珠江三角洲作為一全球性生產基地之地位，因而可提升整體競爭力，並為香港經濟提供新動力，以及進一步發展香港、澳門、珠海及深圳為一體之旅遊區。

於二零零三年一月八日發表之香港特區第二任政府施政綱領，及同日香港行政長官向香港立法會發表之施政報告內，都有表示該大橋會被列為優先項目予以跟進，並取決於中國政府正在進行之可行性研究之結果。

合和公路基建一直致力推動此項目，及將會積極繼續爭取建橋。倘該項目落實進行，本公司相信，其在參與此項目方面將會處於有利地位，但須視乎該項目是否能為本公司帶來理想投資回報。

- 本集團透過廣東合和保留珠江三角洲西岸幹道二期及三期之專營權。雖然仍未制定發展二期或三期之具體計劃，惟本集團現正積極爭取發展這些後期項目。此或會透過與一名合適之中方夥伴成立之合營企業方式實施。

  預期珠江三角洲西岸幹道二期及三期包括全線總長約42公里由順德西線一期南端直達中山之高速公路。中山段將會連接(i)105國道，直達位於南部之珠海，及(ii)江中高速公路（計劃於二零零四年建成），西連江門及東連廣珠東線。建成珠江三角洲西岸幹道全部三期時，將形成一直通廣州、南海、順德及中山之高速公路系統。

- 除本集團倡議之項目外，本集團將會在適當時候，考慮參與其他項目之機會，而該等項目為與本集團專注重點公路及相關基建項目之目標一致。

- 儘管本集團首要專注廣東省及珠江三角洲之發展，以本集團之業績記錄、關係及聲譽，可為其在中國帶來其他機會。

歷史、發展及重組

合和為中國基建業內翹楚之一，及為首批於中國投資基建項目之外資公司之一。本集團所發展之收費高速公路，是以合和在七零年代末期至八零年代初期提出之倡議為藍圖，而合和當時之理念，乃基於其預期廣東，特別是珠江三角洲，隨着中國在七零年代末期之經濟改革後，將出現潛力浮現之遠見。本集團之項目源自合和追求實現該理念及其對實現珠江三角洲增長潛力，及珠江三角洲與香港之經濟整合將依賴及支持在區內建設綜合公路網絡之信念。

合和集團之首項中國收費公路項目於八零年代末期成立，是以合和於一九七八年提出原有建議為藍圖。該等原有建議包括在珠江三角洲東部及西部建造高速公路，以及在廣州市建造環狀公路環道系統。該等原有建議包括其後（以各自現有之形式）建成之廣深高速公路、廣州東南西環高速公路及西線一期項目。與此同時，合和亦爭取到參與順德105國道改造項目，以及順德公路項目，這是由順德四條當地公路組成之網絡。隨著上述公路項目圓滿建成，合和集團及合和公路基建在其策略得以落實，及締造業績記錄之餘，在中國國內已取得豐富經驗及隆厚聲譽。

合和之中國基建部於一九九五年成立，藉以發展、擁有、管理及經營合和集團之主要中國交通基建項目。合和集團全部五項收費公路項目過往一直由中國基建部項目及管理小組管理。

為籌備進行售股，本集團之公司、營運及管理架構透過已完成之重組設立。本集團之業務包括過往屬於合和中國基建部之三項封閉式收費高速公路項目。根據此項重組之條款，合和集團凡於過往曾為本集團三個項目任何一項之項目及管理隊伍成員，均調往本集團任職。合和集團於順德105國道及順德公路項目（兩者均為開放式一級公路）之權益，已由合和其他附屬公司（並非構成本集團一部分）保留或轉讓予該等附屬公司。（請參閱下文「集團架構」及「與合和集團之關係」）。

集團架構

本公司為本集團及本集團於三項現有項目權益之控股公司。

為籌備進行售股，本集團之公司、營運及管理架構透過已完成之重組設立。作為重組之一部分，合和集團凡於過往曾為本集團三個項目任何一項之管理隊伍成員，已調往本集團任職。合和集團於順德105國道及順德公路項目（兩者均為開放式一級公路）之權益，已由合和其他附屬公司（並非構成本集團一部分）保留或轉讓予該等附屬公司。（請參閱「與合和集團之關係」）。

本集團全部三項現有項目為根據管轄中外合作經營企業之適用中國法律已成立（或就西線一期合營企業而言，將成立）之合營企業。

三家合營企業之概要載於下表：

	廣深高速公路合營企業	環城公路合營企業	西線一期合營企業
成立日期	一九八八年四月二十七日	一九九二年十二月二十六日	正在成立中
批覆規定	廣東省人民政府於一九九八年四月二十五日發出成立為中外合作經營企業之批准證書 中國國家工商行政管理總局於一九八八年四月二十七日發出營業執照	廣州市人民政府於一九九二年十二月二十四日發出成立為中外合作經營企業之批准證書 中國國家工商行政管理總局於一九九二年十二月二十六日發出營業執照	正在獲取最後批文

	廣深高速公路合營企業	環城公路合營企業	西線一期合營企業
投資總額	人民幣12,217,000,000元(經廣東省審計廳審核之建造總成本)	人民幣4,500,000,000元	人民幣1,680,000,000元(經廣東省發展計劃委員會批准)
其他財務資料	請參閱「公路項目－廣州－深圳高速公路」「融資」	請參閱「公路項目－廣州東南西環高速公路」「融資」	請參閱「公路項目－西線一期」「西線一期之融資」
註冊資本	人民幣471,000,000元(相等於港幣702,000,000元),於一九九一年十二月十二日繳足及核實	美金55,000,000元,於一九九五年三月二十三日繳足及核實	批准不少於投資總額之35%,即人民幣588,000,000元及仍未支付
專營期	由一九九七年七月一日起計三十年	由二零零二年一月一日起計三十年	由成立日期(預期於二零零三年)起計三十年
業務範圍	計劃、設計、興建、經營及管理廣深高速公路項目及沿線多項設施,包括自助食堂、廣告、公共汽車服務、停車位、加油站、汽車維修中心、客車及貨車站及零售銷售	按環城公路合營企業合同規定,計劃、設計、興建、經營及管理廣州東南西環高速公路項目及沿線多項設施	有待最後審批,業務範圍包括投資、計劃、設計、興建及經營西線一期
合營企業安排	請參閱「公路項目－廣州－深圳高速公路」「合營企業及項目管理安排」	請參閱「公路項目－廣州東南西環高速公路」「合營企業及項目管理安排」	請參閱「公路項目－西線一期」「西線一期合營企業安排」

下圖説明緊隨售股後本集團之公司及股權架構：


合和
(香港)
100%(4)
Anber Investments Limited
(英屬處女群島)
75%(1)
合和公路基建
(開曼群島)
100%
捷富有限公司
(英屬處女群島)
100%
Yager International Limited
(英屬處女群島)
100%
Wilberforce International Limited
(英屬處女群島)
100%
茂高有限公司
(英屬處女群島)
97.5%(2)
冠佳有限公司
(英屬處女群島)
100%
合和環穗
(英屬處女群島)
100%(5)
合和廣珠
(香港)
100%(5)
合和中國發展
(香港)
100%
Fan Wai Properties Ltd
(英屬處女群島)
45%(3)
環城公路合營企業
(廣州東南西環高速公路)
(中國)
100%
廣東合和
(中國)
50%(3)
西線一期合營企業
(西線一期)
(中國)
50%(3)
廣深高速公路合營企業
(廣深高速公路)
(中國)
中國合營企業
將成立之中國合營企業

附註：

1. (i) 所呈列之合和權益並無計及超額配股權或因行使認股權證附帶之認購權或根據認股權計劃可能授出之認股權而可能發行之任何股份。

   (ii) 中國銀行(香港)有限公司擁有一項購股權，可向合和購買本公司於股份開始在聯交所買賣之首日之現有已發行股本最多達5%(「中銀購股權」)。有關此項購股權之其他詳情，請參閱「主要股東－中銀購股權」。

2. 一名少數股東持有合和中國發展之母公司冠佳有限公司之2.5%權益。該名少數股東有權獲取相等於廣深高速公路合營企業分派之股息總額之1%(於專營期第十年後減至0.75%)，減合和中國發展及冠佳有限公司之間接成本及其他行政開支。

3. 所指示之中國合營企業百分比權益，乃根據有關合營企業合同所規定之合營企業夥伴按比例分佔溢利、現金流動淨額及營運收入淨額(視乎情況而定)之權益計算。

4. Anber Investments Limited為合和之間接全資附屬公司。

5. 本集團持有全部普通股本。由於公司重組，合和集團集保留若干無投票權且經濟上無價值之遞延股份(請參閱附錄九「有關本公司之其他資料－公司重組」)。

於售股完成後，合和將繼續為本公司之控股股東。本集團與合和集團之持續關係主要方面在下文「與合和集團之關係」一節詳述。

項目之倡議、推動及管理

合和公路基建一般會力求在倡議及推動項目中擔任領導角色。由於合和致力推動其對珠江三角洲綜合公路網絡所構思之藍圖，廣深高速公路項目在八零年代中設立。項目是合和在一九七八年十二月向廣東省政府提交之建議書中簡述之倡議下建成。

就如中國所有外商投資項目般，廣深高速公路項目之投資結構符合已獲准形式，並由合和公路基建與其中方夥伴廣東省公路建設公司成立為中外合作經營企業。

合和公路基建在倡議及推動廣深高速公路項目整個過程中擔任領導角色，包括洽談合營企業合同設立之專營權、建造合同，以及安排項目融資。自一九八八年成立廣深高速公路合營企業以來，合和主席胡應湘爵士一直擔任總經理一職，履行有關持續管理職能之主要職責。(請參閱「公路項目－廣州－深圳高速公路」。)

廣州東南西環高速公路項目源於一九七八年提出之同一份建議。於引入長建環穗為共同參與者前，合和公路基建再次在項目之倡議及推動過程中，擔任主要角色。項目原先與中方夥伴廣州市通達高速公路有限公司成立為中外合作經營企業。在合和公路基建推動下，長建環穗在一九九七年被引入為第二名外資方，當時項目已重整為現有形式。(請參閱「公路項目－廣州東南西環高速公路」)。珠江三角洲西岸幹道原先亦由廣深高速公路之合營安排所包含。兩條路線其後分開獨立發展，促成成立西線一期項目 (請參閱「公路項目－西線一期」)。

本集團項目均依循「建造、營運及移交」模式，及所有中外合作經營企業於指定專營期內營運，及於專營期完結時，其固定資產將無償轉讓予中方夥伴或政府。

除其倡議之項目外，本集團將在適當情況下，考慮其他機會，參與一些配合本集團重點公路及相關基建項目為重點之項目。儘管本集團首要專注廣東省及珠江三角洲之發展，以本集團之業績記錄、關係及聲譽，可為其在中國帶來其他商機。

根據特定之合營協議，本集團對項目之支持，將無可避免地包括全職借調具備合適經驗之專家及專業人士往有關合營企業擔任重要職位。此外，本集團建立本身獨立小組，監察項目進度及表現，基本上涉及指派資深合和公路基建會計及營運行政人員，全職負責一個 (或某些情況，超過一個) 項目。

本集團之合作經營企業由各自之合營企業夥伴共同控制，及任何一名夥伴均無絕對控制權。儘管合營企業合同並無明確賦予本集團有關合營企業事務之否決權，惟本集團之合營企業安排基本上需要得到合和公路基建與其合營企業夥伴就重要決策，例如總投資額或註冊資本之變動、融資安排、委任高級管理層、分派溢利、更改公司細則及保險等事宜達成共識。合和公路基建有關其合營企業之整體經驗，已顯示其合營企業合同對重大決策及轉變上提供有效保障，而實際上重大決策乃以合營企業夥伴之間達成之共識為基礎。於業績記錄期間，本集團並無與其合營企業夥伴經歷任何重大且仍未善意解決之問題。

本公司已採取一項政策，一般而言，除項目之規模足以證明本集團應進行或如出現其他特殊情況外，本集團將只會參與封閉式高速公路項目(相對於開放式公路)。合和集團已保留順德之兩項開放式一級公路之權益。(請參閱「與合和集團之關係」)。

項目管理經驗

合和公路基建之項目管理小組在建造及經營大型中國收費公路及相關基建項目擁有豐富經驗。本集團在香港及中國擁有一支核心專業人員小組，在各方面積極參與發展及經營本集團多個項目。合和公路基建於發展中國項目之經驗，追溯至七零年代末期至八零年代初期，當時合和集團為首批投資中國基建項目之外資公司之一。

融資安排

本集團之項目以本集團及其合營企業夥伴提供之註冊資本及股東貸款，銀行貸款、以及合營企業從外來途徑籌措之其他融資撥資。

本集團已向全部合營企業就其所投資之款額提供註冊資本及股東貸款(西線一期合營企業除外)。本集團向廣深高速公路合營企業墊支之股東貸款，已從項目現金流動及／或廣深高速公路合營企業安排之再融資所得款項中悉數償還。

於二零零三年五月三十一日，本集團向其各合營企業提供之註冊資本或股東貸款之未償還款額如下：

項目	廣深高速公路	東南 西環高速公路	西線一期
註冊資本	港幣702,000,000元	美金27,500,000元	人民幣294,000,000元
股東貸款	無	人民幣979,000,000元	無

附註：

(1) 本集團注資廣深高速公路合營企業之註冊資本為港幣702,000,000元(按當時之滙率計相等於人民幣471,000,000元)，及本集團以美金注資環城公路合營企業之註冊資本。根據有關合營企業合同，合營企業會以各有關注資貨幣及金額退回該等款額。

(2) 廣深高速公路合營企業獲提供之註冊資本可取得與港元基準貸款利率掛鈎之應計回報。在其他情況下，該等款額概不計息或享有任何等同權益。

(3) 待訂立西線一期合營企業合同之條款後，西線一期合營企業之註冊資本，其中不少於15%(當西線一期合營企業合同訂立時，確定款額將由訂約各方協定)之承擔將於西線一期合營企業完成正式審批程序正式成立後90日內投入，而餘下之款項將按建造進度於成立西線一期合營企業後三年內支付。

各合營企業合同基本上規定，以有關合營企業產生之現金，償還股東貸款及註冊資本，對合營企業夥伴而言，此權利一般較溢利分派之權利優先。然而，合營企業籌措融資之條款，可能會載有影響該等還款之限制。

於二零零三年五月三十一日，本集團之未償還借款為港幣422,000,000元，即本集團為提供廣州東南西環高速公路項目之投資部分資金所安排之有抵押銀行融資之未償還餘額，及合和集團墊支之款項港幣5,004,300,000元，其中港幣4,500,000,000元其後已撥充資本。該等銀行融資及合和集團之墊款之餘額將以售股所得款項償還。

有關該等融資安排之其他詳情載於「公路項目」一節有關部分及「財務資料－管理層之討論及分析」。

成立

本集團之員工包括12名高級行政人員及其他專業人士，及20名行政及支援員工。本集團之辦事處位於香港灣仔皇后大道東183號合和中心64樓64-02室。（請參閱下文「董事、高級管理層及員工」。）

下圖載列緊隨上市後，本集團之組織架構：


董事會
香港辦事處
中國辦事處
財務及會計部
行政部
項目開發
及行政部
廣州環城高速
公路辦事處
廣深高速公路
太平辦事處
西線一期
辦事處

有關上市規則之資料

各合營企業由有關合營企業夥伴共同控制，及無任何單一夥伴擁有絕對控制權。就此，就公司條例或上市規則（包括上市規則第14章，限制上市公司及其附屬公司若干交易之規定）而言，合營企業不是本公司之附屬公司。然而，上市規則第14章將按正常基礎適用於本集團任何成員公司就有關或會影響其於合營企業權益之任何交易。因此（倘與根據上市規則第14章有關），若干出售合營企業之權益須作出披露及／或事先取得本公司股東批准。此外，合營企業合同提供有效保障，使在實際情況下（其中包括），重大決策會以合營企業夥伴之間達成之共識為基礎，及合和公路基建會獲取有關合營企業之營運及財務之所有必需資料。本公司已與聯交所協定，於上市日期後，本集團將遵守上市規則第14章及聯交所上市協議第2(1)段之一般披露責任之規定，在各情況下，猶如就該等目的而言，本集團共同控制之現有或未來中外合作經營企業（現在或日後將會經營本集團之收費公路及基建項目）（統稱為「合作經營企業」）為附屬公司，惟上市規則第14章將不適用於根據或就執行合營企業合同之任何交易，或就項目或合作經營企業訂立之任何現有安排或買賣（本招股章程披露之重大者，包括訂立建議之西線一期合營企業合同及有關西線一期合營企業之建議安排及買

賣，以及有關合作經營企業之合營企業合同之所有交易，詳情於本招股章程披露），及可不時修改。然而，凡該等合同或安排之任何修改，將會影響本集團於合作經營企業之經濟權益超過本公司最近期刊發之賬目中披露之綜合有形資產淨值之3%，則將受上市規則第14章之限制。根據二零零三年六月十六日之函件，廣深高速公路合營企業及環城公路合營企業各自已承諾，讓本集團全面獲取有關資料，以便本公司解除其披露責任。本公司將於西線一期合營企業成立後適當時候，促使合營企業提供類似承諾。

根據與合營企業中方夥伴之商討，本公司不知悉合營企業中方夥伴現時有任何計劃提呈現時納入本集團之項目，作為將另一家個體上市或取得其於合營企業權益上市之基礎。

保險

各合營企業均有投保，根據本集團之保險顧問之意見，董事認為，已投保之保單之保障範圍，適合該項目之營運及情況。經營已建成公路之所有合營企業已就包括公眾責任、對財產因突發意外造成之實質破壞及現金因突發意外造成之實質破壞購買保險。西線一期項目（及當成立時，西線一期合營企業）就項目發展已對建造工程因突發意外造成之實質破壞及第三者責任投保。這些保險一般期間為一至兩年，並可根據正常業內慣例及在所投保款額之除外責任及限制規限下可重續。考慮到保險顧問之意見後，董事相信，這些保險安排及本集團本身投保之保單，實已足夠及符合在中國國內收費公路營辦商及發展商，及就本集團情況而言，某些特定情況下，慣常採用之投保計劃。本集團於業績記錄期間並無提出任何保險索償。

土地使用權及物業權益

廣深高速公路合營企業仍未取得其有權擁有之佳興大廈單元之房屋所有權證。於附錄四之估值報告中，第一太平戴維斯已評估該等單元之價值為港幣26,600,000元，相當於廣深高速公路合營企業之固定資產總值約0.1%。此外，環城公路合營企業仍有待獲取廣州東南西環高速公路廣州段之土地使用權證。該幅土地已根據環城公路合營企業、環城公路中方夥伴及一中國機關訂立之土地收購協議收購。本集團現正獲取廣州東南西環高速公路該等路段之未獲取土地使用權證，及本公司認為，在此項目現階段申請該等土地使用權證實屬正常做法。除上文所述之土地使用權證外，廣州東南西環高速公路項目之所有重要批文經已取得。有關土地使用權證之申請通常為一項中國收費公路項目之最後一組審批申請，亦即是一般會於公路及配套工程（如支路連接等）全面建成後及建築合同之保證期屆滿後提出申請。就廣州東南西環高速公路而言，保證期為二零零二年底屆滿，及有關土地使用權證之申請程序約於相同時間展開。本公司估計，額外需6至12個月或以上時間方可獲取該等證書。廣州東南西環高速公路全長約38公里，有關路段全長約為31公里，及單單評估廣州東南西環高速公路該等路段之價值實為不可行。根據合和集團與本公司訂立之彌償保證契據，倘環城公路合營企業於採取為獲取廣州東南西環高速公路廣州段之未獲取土地使用權

證之所有必需行動(該等行動包括但不限於為取得證書必須支付所有費用、開支、溢價及成本，以及產生所有開支)後，仍無法取得該等證書，導致本集團須承擔任何負債及罰金，則合和集團已同意向本公司作出彌償保證，但須待股份在聯交所開始買賣後，方可作實。

本公司就有關本集團合營企業之土地使用權，已取得其中國法律顧問海問律師事務所之法律意見，表示其業務營運並無任何重大阻礙，及除本節所披露者外，廣深高速公路合營企業及環城公路合營企業各自已取高速公路所用土地之所有有關土地使用權證。廣深高速公路合營企業及環城公路合營企業各自亦已取得該等證書所需之所有房屋擁有權證。此外，法律意見指於獲取廣州東南西環高速公路之餘下土地使用權證時並無任何法律阻礙。由於西線一期合營企業正在成立及興建中，有關土地使用權證將於建造完成後適當時候申請。使用建造西線一期項目所需之土地之所有必需批准經已授出。

獨立估值師第一太平戴維斯就合營企業及本集團之物業權益編製之估值報告，以及其函件、估值概要及估值證書之全文，載於附錄四「物業估值」。

環境考慮因素

中國環境保護受環境保護法及多項有關規定，包括對空氣污染、空氣質素、水質及海洋污染及有害物質之規定。當地政府獲鼓勵，利用適當當地情況之當地法律及標準，補充中央政府之規定。此外，本集團擁有權益之合營企業受適用於基建公司之多項規定限制。雖然這些法律及規則乃主要有關污染及有害物質，由於公路之存在，及涉及保養及維修公路之大型工程，本集團之項目可能對自然環境構成影響。本公司不知悉合營企業於業績記錄期間內曾重大違反該等法律或法規。

廣州－深圳高速公路

本公司擁有廣深高速公路之間接權益。廣深高速公路連接廣東省省會廣州與深圳和香港。廣深高速公路連接廣州廣氮至港深邊境深圳皇崗。本公司透過與廣東省公路建設公司合夥成立之中外合作經營企業，持有於廣深高速公路之權益。

公路


廣州白雲機場
廣州二環
高速公路北行段
火村
廣氮
廣州
廣州東南
西環高速公路
黃埔港
新塘
廣惠高速公路
佛山
番禺
新沙港
麻涌
望牛墩
道滘
東莞
厚街
107國道
虎門港
太平
虎門大橋
長安
新橋
廣深高速公路
順德
珠江三角洲
西岸幹道
二期及三期
南沙港
黃田
深圳寶安機場
鶴州
寶安
南頭
福田
皇崗
蛇口港
深圳經濟
特區
江門
新會
中山
莞深高速公路
說明：
收費站

廣州－深圳高速公路

重要數據

幹道	由廣州廣氮至深圳皇崗
全線總長	122.8公里
類別	高速公路
車道數目	雙向三車道
設計時速	每小時120公里
收費系統	封閉式
收費站數目	18
立交數目	18（包括起點和終點兩個檢查處）
合營企業夥伴	廣東省公路建設公司
專營期	由一九九七年七月一日起計三十年
狀況	全面通車，收取通行費

作為首條及現有唯一一條直接貫通廣東省省會廣州與深圳及香港之高速公路，廣深高速公路是發展珠江三角洲公路網絡之要道，形成一南北經濟活動長廊。

廣深高速公路是一條封閉式高速公路，設有十八座立交，已全面投入運作。每座立交都設有收費站。雙向三車道均為瀝青路，並在每個行車方向設緊急路肩，設計時速為每小時120公里，最高時速限制為每小時110公里。這條高速公路沿線設有緊急電話系統(每2公里設緊急電話)、照明系統和閉路電視系統、為駕駛者在路途上提供資訊之十二個電子信息告示版，還設有光纖系統，供收費亭傳輸數據至管理中心。這條高速公路上之三個加油站，由廣深高速公路合營企業之獲特許人發展。

廣深高速公路自一九九四年七月試行運作以來，一直收取通行費，這個項目自一九九七年七月一日正式通車，專營期也就於該日展開。

目的地及主要通道

廣深高速公路之幹道形成廣東省省會廣州至深圳香港之間之重要經濟長廊。這條高速公路橫跨廣州、東莞和深圳等主要城市，於深圳邊境抵達香港。

福田、寶安、松崗、長安、太平、厚街、石鼓、蘿崗和新塘等多個人口稠密之市鎮及／或工業城鎮，均有道路通往這條高速公路之十八座重點立交。廣深高速公路亦連接多項重要設施，例如深圳寶安機場、黃埔港、虎門港和新沙港，以及花都之新廣州國際機場(預計於二零零四年中啟用)。

除了直通沿線城鎮和設施外，這條高速公路亦連接珠江三角洲之其他主要公路。特別是，廣深高速公路是唯一一條連接深圳及虎門大橋之間之高速公路，貫通珠江東西岸。因此，廣深高速公路是深圳與珠江三角洲西部和東南部地區之要道。

其他主要支路連繫包括機荷高速公路(連接深圳寶安機場和荷坳，並與深汕高速公路連繫，直達汕頭)、常虎高速公路(將連接常平與虎門港)、東莞大道(連接東莞市中心)、廣園東快速幹線(連接廣州東部)、廣州二環高速公路(已建成之北面將連接位於花都之新廣州國際機場及東面將連接廣州東面及番禺)、廣州環城高速公路和107國道。除常虎高速公路及廣州二環高速公路外，上述之主要支路都已全面通車。

自皇崗邊境通往香港之關口於二零零三年一月二十七日起實施二十四小時通關以來，廣深高速公路幹道處於有利地位，因過境效率重大改善而受惠。

在廣州，廣深高速公路連接廣州東南西環高速公路之東端。

項目之倡議及推動工作

廣深高速公路項目在八零年代中期構思建造，而合和就是在中國七零年代末進行經濟改革後提出珠江三角洲綜合公路網絡之理念。該項目按合和在一九七八年十二月向廣東省政府提交之建議函件所簡述之倡議建成。原本公路建議為一條連接廣州與深圳和珠海之幹道，包括珠江三角洲西岸幹道現時覆蓋之若干路段。在同一份建議書中提出原來構思並已促使建成現時之廣州東南西環高速公路。

廣深高速公路是一項突破性項目，提出了多項創新和複雜構想。廣深高速公路項目之正式建議在一份於一九八一年六月與中方夥伴訂立之意向書內概括提出。經過可行性研究後，該項目於一九八四年獲發初步審批，並於一九八八年四月正式成立合營企業。由於當時在中國項目融資屬新概念，安排融資之過程漫長而複雜，於一九九一年三月最終為該項目之融資訂立美金8億元之銀團貸款。建造工程在一九九二年融資安排完成後全面展開，項目於一九九四年試行通車。

在整個過程中，合和公路基建在該項目之倡議和推動工作上擔當主導角色，包括就合營企業合同設立之專營權和建造合同進行磋商，以及為該項目安排融資等事宜(請參閱下文「合營企業及項目管理安排」)。

廣深高速公路合營企業之原有安排，亦包括在廣州與珠海之間橫跨珠江三角洲西部之高速公路幹道。該兩個項目其後分開獨立發展，西部幹道經修改後，現已成為珠江三角洲西岸幹道。這促成了設立西線一期項目(請參閱下文「公路項目－西線一期」)。

合營企業及項目管理安排

如中國所有外商投資項目一樣，廣深高速公路項目之投資架構須符合獲准之模式。該項目為本集團與廣東省公路建設公司(作為合和公路基建之中方夥伴)組成之中外合作經營企業所成立。該名中方夥伴為一家國營企業，由廣東省交通集團有限公司管理。廣東省交通集團有限公司為由廣東省政府成立之國營企業，主要從事投資、建設、監督及經營廣東省內之主要運輸和基建項目。

廣深高速公路合營企業為合和中國發展與廣深高速公路中方夥伴根據於一九八七年四月二十日(及其後經修訂)訂立之廣深合營企業合同而成立，據此建造、經營和管理廣深高速公路。根據中國法律，廣深高速公路合營企業為一家獨立經營之合營有限責任公司，合營企業方各自對廣深高速公路合營企業之責任，以其出資之註冊資本金額為限。

廣深合營企業合同根據適用之中國法律成立一家中外合作經營企業。合作經營企業模式在項目投資架構、釐定合營企業夥伴之權責和義務上享有靈活性，合營企業夥伴各自有權根據廣深合營企業合同獲派廣深高速公路合營企業之溢利。根據廣深合營企業合同所訂由一九九七年七月一日起計之三十年專營期內，合和中國發展可獲分派廣深高速公路合營企業之溢利，按廣深合營企業合同計算獲派溢利之方法為首十年50%，其後十年為48%，最後十年為45%。

合和公路基建在倡議、推動、融資、建造、發展和經營該項目上擔任主導角色，包括就合營企業合同設立之專營權和建造合同進行磋商，以及為該項目安排融資。自廣深高速公路合營企業於一九八八年成立以來，合和主席胡應湘爵士一直擔任總經理一職，承擔持續管理之重要職責。在營運上，胡應湘爵士將其總經理之職務，委任合和公路基建另一名擔任廣深高速公路合營企業署理總經理之全職僱員負責。胡應湘爵士獲委任為總經理，無固定任期。

根據廣深合營企業合同，合和中國發展在廣深高速公路合營企業之十名董事中，有權委派五名董事。重要決策，例如委任和撤換總經理、投資總額和註冊資本變動、保險、融資、溢利分派，以及修改公司章程等事宜，須獲董事會一致通過。董事會會議須由最少60%董事出席。

項目專營權

廣深高速公路合營企業之專營期由一九九七年七月一日起，為期三十年。於專營期屆滿後，該合營企業所擁有之全部固定資產將無償移交予廣深高速公路中方夥伴，而廣深高速公路合營企業將會進行清算。於專營期結束進行清算時，合營方將按其各自當時之溢利分配比例，分配剩餘資產。

融資

融資安排

廣深高速公路合營企業為一家根據中國法律成立之合營企業，註冊資本為人民幣471,000,000元，全部是由本集團透過合和中國發展出資，按照出資之時通行之滙率計為港幣702,000,000元。

廣深高速公路之初步預算項目成本約為美金1,150,000,000元。這筆成本以註冊資本港幣702,000,000元（約美金90,000,000元）與及合和中國發展之股東貸款港幣858,000,000元（約美金110,000,000元）及美金50,000,000元撥支，連同多宗銀行借貸，包括合和中國發展於一九九一年獲授及轉借予廣深高速公路合營企業之原有銀團項目融資美金800,000,000元（「原有銀團融資」）。隨着設計進行改良，及為削減維修費，本集團額外投資約人民幣60億元，作為支付東莞北部及東莞與深圳之間部分路段（總長超過30公里）建造高架路及擴大多座立交，包括額外之地基和隧道工程，以及額外收購若干所需土地之費用。由於額外出資，合和中國發展獲准增加分派溢利比例之權利（從現有分派比例中反映），及記入額外股東貸款約人民幣25億元。廣深高速公路中方夥伴亦已原則上同意，合和中國發展擁有廣深高速公路若干立交範圍內之物業發展項目之若干或有經濟權利。（請參閱下文「物業發展」）。

於二零零一年一月，作為再融資安排之一部分，轉借予廣深高速公路合營企業之原有銀團融資之未償還餘額，以廣深高速公路合營企業從一家中國銀行取得之新貸款所得款項，悉數預付該等餘額。於二零零二年二月，合和中國發展提供之股東貸款約美金684,000,000元，亦以同一家中國銀行之貸款融資所得之款項償還。於二零零三年五月三十一日，廣深高速公路合營企業已動用之主要貸款融資之未償還金額約為：(i)如上文所述就預付原有銀團融資及償還股東貸款，獲一家中國銀行批出之兩項貸款之未償還餘額美金955,000,000元（「主要融資」）；(ii)同一家中國銀行根據原項目融資安排之擔保而批出之融資貸款之未償還餘額美金33,000,000元；及(iii)於二零零三年五月提取欠負同一家中國銀行之融資人民幣510,000,000元，藉以為過往借取初步土地收購成本之款額再融資（「土地收購融資」）。主要融資須於二零零二年至二零一一年之十年內償還，而土地收購融資將於二零一一年屆滿。其他融資於二零零三年至二零零八年之間到期。於二零零三年五月三十一日，廣深高速公路合營企業之其他未償還債務包括：(i)應付該項目其中一名承建商因改良設計

而產生之若干額外建造成本約人民幣169,000,000元；及(ii)就初步土地收購成本應付廣深高速公路中方夥伴之人民幣16,100,000元(請參閱「財務資料－管理層討論及分析－債項聲明」)。

分派及償還註冊資本的限制

作為主要融資及土地收購融資施加之限制其中一部分，廣深高速公路合營企業須在該貸款人之銀行戶口最低限度存款人民幣50,000,000元，並得到該貸款人批准後，才可以分派溢利。此外，於經扣除經營開支、履行債務所需資金和上文所述之人民幣50,000,000元存款後，該等戶口現金餘額之80%將可用作溢利分派。除獲得該貸款人之批准外，該20%餘額不得用作定期償還債務或額外預付款以外之任何目的。

根據廣深合營企業合同之條款，除可獲分派溢利外，合和中國發展有權從廣深高速公路合營企業之淨現金流動，扣除廣深合營企業合同訂明之各項支出，例如經營開支、稅項和履行債務責任之支出後之餘額中，獲償還其註冊資本出資額港幣702,000,000元。然而，這亦須視乎廣深高速公路合營企業主要融資之條款，該等條款訂明於悉數償還主要融資前，不得償還註冊資本。廣深合營企業合同訂明合和中國發展註冊資本出資額主要部分之回報率，跟隨港元最優惠貸款利率計算。這些付款須先經外滙管理局批准。經外滙管理局批准，截至二零零一年十二月三十一日止應收回報之首期付款已於二零零三年四月支付予合和中國發展。這方面有關須經外滙管理局批准之規定，並不適用於溢利分派。於按外滙管理局要求修訂廣深合營企業合同前，不會進一步支付應收回報。尚未就有關修訂之批准提出申請。

營運

收費

廣深高速公路之收費系統以封閉式電腦化收費系統模式運作。

當一名駕駛者在立交或檢查處駛入廣深高速公路，將於收費站閘口獲發已編碼之車票(不論是磁卡或是IC卡)，據此於駛離時按車輛類型和車程支付通行費。所有交易以電腦記錄於有關收費站辦事處，並將數據傳送至中央通行費資訊中心以供審計和記錄。通行費資訊中心設於東莞太平之管理及營運中心。電腦系統準確記錄所收取之通行費，並有助避免欺詐事件。與此同時，可取得之交通資訊包括每座立交及每個檢查處進／出之時間、車輛數目和類型。此外，每條收費車道、收費站及每個出口收費亭內都有安裝閉路電視攝錄機。收費站辦事處之當值主管可透過閉路電視，監察收費活動和車輛通過之情況。

廣深高速公路最初安裝之收費系統採用磁卡。廣深高速公路合營企業正為這個系統升級，令這個系統可使用非接觸式合成電腦卡(「IC卡」)技術。駕駛者於進入系統時將獲發一張IC卡而非舊式磁卡，這樣將可節省收費過程之處理時間，從而提升效率，亦可更有效地

記錄使用道路之數據。IC卡技術之可靠性已得到驗證和全面測試。於二零零一年／二零零二年期間，深圳至廣州車道之所有收費站已全面升級至IC卡系統，而廣州至深圳車道之所有收費站，亦計劃於二零零三年底前進行類似之升級。

作為收費程序其中一環，收費資訊中心之數據分析員每日將收取之現金通行費與電腦記錄進行對賬。所收現金不足之數須由收費員填補。電腦會制定每日所收現金報告，記錄當日所收之現金，而銀行存款單與每日所收現金報告對賬，確保所收現金已妥善地存入銀行。

近期發展

已經公佈分階段在廣東省推出新收費安排建議，旨在提高該省收費高速公路車流量之效率。預期新安排將涉及在現有收費系統以外，同時推出可在廣東省內所有收費高速公路上使用之省際通行證，以及設立不停車收費車道。廣東省政府將建立中央化行政機關，負責發出通行證、收費，以及向參與高速公路營辦商分配相關之收費利益。這些建議將不會影響本集團公路之收費基準(請參閱下文「收益」)。

該項建議將於二零零四年內執行，及本公司將逐步改建收費站，在本公司現有現金收費亭以外同時設立專有收費車道。新安排亦可能涉及本公司修改其電腦化之收費系統。

這項建議適用於廣東境內所有收費高速公路，有關省政府機關正不斷就這項新安排之詳細條款及其執行，與各高速公路營辦者持續進行磋商。本公司推出這項新安排，將無可避免地涉及修改系統之資本開支(包括裝置不停車收費車道)，並將須改變收費安排，由合營企業向使用通行證之車輛收取通行費。

管理及營運員工

總經理、總工程師、總會計師和其各自之副總，擔當管理和營運高速公路最重要之角色。總經理負責廣深高速公路合營企業之日常運作和管理，但須受廣深合營企業合同之條款規限。由廣深高速公路合營企業於一九八八年成立以來，合和主席胡應湘爵士一直擔任總經理一職。在營運上，胡應湘爵士將其總經理之職務，委任合和公路基建另一名擔任廣深高速公路合營企業署理總經理之全職僱員負責。根據廣深合營企業合同，總經理之委任和撤換，須經廣深高速公路合營企業出席董事會會議之全體成員一致表決通過。

廣深高速公路合營企業設五名副總經理，負責協助總經理。在五名副總經理中，合和公路基建提名兩名，負責整體企業管理。其餘三名分別負責一般行政、一般營運及保養，由中方夥伴提名。廣深高速公路合營企業約有1,700名員工，不包括向本集團借調之員工。

車流量管理

本公司相信，為推動方便、快捷和安全之運輸而採取有效之車流量管理，是優化收費程序和維持廣深高速公路作為最佳幹道選擇之關鍵，特別是考慮到預期車流量日益增加。

本公司相信，導致交通擠塞和阻延之四大因素主要為意外、車流量高(不論是整體而言或某些樽頸位)、入口或出口收費亭數目不足，以及因維修和保養工程限制使用某些車道。本公司營運策略，旨在根據前瞻性規劃和需求預計，紓緩上述因素可能造成之問題。

車流量監測和電信設施包括在整條高速公路沿途設置之緊急電話、車流量核算站、可變信息告示板和閉路電視攝錄機。這些設施讓廣深高速公路合營企業有效地監察交通狀況。廣深高速公路沿路和在十八座立交亦安裝照明設施。廣深高速公路合營企業致力與交通警察聯繫和合作，並因此與交通警察建立其認為具效率和良好之工作關係。廣深高速公路之管理中心駐有交通警官，遇有緊急情況可即時作出反應。

廣深高速公路合營企業密切監察高速公路之車流量。於繁忙時段黃田和鶴州段車流量高企。為避免來往深圳寶安機場車流量增多導致交通擠塞，廣深高速公路合營企業已決定在鶴州至黃田之間擴建一段長2.7公里之高速公路，南北行分別提供四車道。擴建項目於二零零三年首季展開，預期於二零零三年底前竣工，預計總成本在人民幣10,000,000元左右。

該高速公路沿途之立交定期升級，提供與當地之公路和發展後形成之地區網絡之更佳聯繫。近期之例子包括於二零零一年重新整合東莞立交，使之與東莞大道之間有著更佳聯繫。鑒於南頭和黃田收費站車流量偏高，故現正進行擴建工程，以增加收費車道數目。設立新收費站涉及通過大量審批規定，與在現有收費站增加更多收費亭不同之處，在於涉及之程序較為簡易。廣深高速公路合營企業現有土地使用權，足可容納南頭和黃田立交之額外收費車道，及這些立交之擴建工程預期將於二零零三年第三季竣工。

定期進行保養工程，可盡量避免引致交通阻塞。由於現時進行重鋪道路計劃(請參閱下文「主要維修與改良項目」)，現正實行交通分流措施，以盡量減低廣深高速公路之交通阻塞。本公司相信，迄今為止，主要升級工程對整體車流量不利影響輕微，預期這項措施於短至中期而言，將可大大縮減保養工程。

廣深高速公路合營企業於二零零二年七月獲頒ISO9001-2000管理標準。

主要維修與改良項目

作為高速公路經營者，廣深高速公路合營企業須於整個專營期內，負責自資保養維修高速公路。廣深高速公路合營企業根據該年度制定之年度預算經營，範圍涵蓋預期經營開支、維修保養成本和任何其他資本開支。合和公路基建一直密切參與制定年度經營預算和隨後之監察工作。年度預算須經廣深高速公路合營企業之董事會批准，方可實行。自廣深高速公路於一九九七年正式通車後，一直不曾出現巨額超支或未能預見之重大資本開支之情況。

廣深高速公路合營企業最近展開一計劃，以高規格瀝青快速重鋪廣深高速公路路面，預計重鋪工程於二零零四年內完成。雖然原有之路面可進一步使用多七年，但董事相信，快速重鋪計劃之短期成本和所造成之交通阻塞，與中期可取得之利益相比，足以令整段專營期車流量增加，達致最高之總回報，將可令本集團得以受惠。重鋪措施一旦完成，預期將有利於日後之營運和保養成本。

重鋪計劃將分階段進行。首階段涵蓋廣州至長安一段約長40公里之非高架路段，並已於二零零三年一月竣工。餘下涵蓋約60公里之路段，預期於二零零四年內竣工。現已採取特別車流量分流措施，旨在盡量減低對車流量之阻礙。

首階段重鋪計劃之成本約為人民幣110,000,000元，全數以經營現金流動支付。

收益

廣深高速公路合營企業之收益，主要包括位於各立交和檢查處之收費站所收取之通行費。廣東省內高速公路之通行費率，須經廣東省物價局及廣東省交通廳批准，並按車型類別，及以最小車型之基本收費為基礎逐級以倍數遞增，費率形式以每車程公里計算。通行費收入主要視乎按車型類別劃分之車流量、適用通行費率和車程而定。

通行費率

使用廣深高速公路之車輛現時應付之通行費率為：

類別	車型	車軸數目	車輪數目	於前軸量度之車身高度（米）	每公里人民幣
第1類	汽車、吉普車、計程車形式之客貨車、摩托車	2	2-4	<1.3	0.60元
第2類	客貨車、小型客貨車和輕型貨車	2	4	≥1.3	1.20元
第3類	中型客貨車、大型車輛和中型貨車	2	6	≥1.3	1.80元
第4類	大型轎車、大型貨車、重型掛車、20呎集裝箱貨車	3	6-10	≥1.3	2.40元
第5類	雙層車輛、重型貨車、重型掛車、40呎集裝箱貨車	>3	>10	≥1.3	3.00元

通行費率是以第1類車型基本收費之1、2、3、4和5倍之系數計算，已獲廣東省政府轄下負責運輸和收費事務當局批准。廣深高速公路合營企業可隨時建議或申請更改收費。政府當局在釐定通行費率或更改收費時所考慮之因素，包括項目之規模、償還貸款之條款和時間表、車流量、專營期，以及可承擔之程度。自開始營運以來，廣深高速公路合營企業已於一九九六年及一九九七年向中國有關機關申請增加通行費率。兩份申請均成功及第1類車型之

標準通行費率由每公里人民幣0.40元，增至一九九六年之人民幣0.50元及一九九七年之人民幣0.60元，導致按相同倍數為基礎計算其他車型類別之費率亦相應增加。有關增加通行費率之申請並無被拒絕受理，及自一九九七年以來並無進一步提出有關增加通行費率之申請。

若干車型類別獲豁免支付通行費。現時獲豁免之類別包括掛上軍方車牌之車輛、消防車、公安車、救護車，以及獲廣東省政府批准豁免支付通行費之車輛。截至二零零二年十二月三十一日止年度，豁免支付通行費之車輛佔車流量總額3.7%。

當廣深高速公路通車時，准許來自香港之車輛以港幣支付通行費。根據廣東省物價局與廣東省交通廳於二零零二年聯合發出之通告，為符合中國加入世貿之若干規定，由二零零二年四月起，通行費只可以人民幣收取。現時，約有6.8%過境交通是來自香港。

過往車流量及通行費收入

自一九九四年以試驗性質首次通車以來，廣深高速公路之車流量及通行費收入一直不斷增長，詳情載於下表。

	一九九五年	二零零零年		二零零一年		二零零二年		二零零三年[3]		複合年增長率[2]
			按年增長[1]		按年增長[1]		按年增長[1]		按年增長[3]	
每日平均收費車流量										
(車輛數目)	48,678	103,388	19.2%	114,930	11.2%	136,612	18.9%	162,998	30.3%	15.9%
通行費收入										
(人民幣百萬元)	648	1,733	19.1%	1,825	5.4%	1,974	8.1%	1,073	14.4%	17.2%

附註：

(1) 按年增長指與上一個曆年比較之百分比轉變。

(2) 複合年增長率(「複合年增長率」)由一九九五年(即首個完整營運曆年)起至二零零二年(包括該年)止計算。

(3) 二零零三年之統計數字涵蓋年內首六個月及與二零零二年同期比較。由於上述資料按曆年基準呈列，故二零零三年首六個月包括截至二零零三年六月三十日止財政年度之第二個六個月。

趨勢

近年來，廣東省內之國內生產總值及擁有私人汽車數目之增長，大大推動廣深高速公路之車流量增長。商用汽車(主要為第2至第5類車輛)及私人汽車(主要為第1類車輛)之車流量均同樣錄得增長，近期增長之模式已偏重私人汽車，這是由於個人財富增長，及較近期消費者可取得購置汽車之信貸所致。本公司預期中國政府根據加入世貿後採納之多項措施，會符合此趨勢增加購買汽車之能力。

公路項目

下表闡釋按曆年計，廣深高速公路車流量增加及車輛組合變動情況，以及截至二零零二年六月三十日及二零零三年六月三十日止最近兩個財政年度，平均每日通行費收入與平均每日收費車流量之更詳細每月比較。

廣深高速公路
每日平均收費車流量



車輛數目
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
複合年增長率 = 15.9%
一九九五年
一九九六年
一九九七年
一九九八年
一九九九年
二零零零年
二零零一年
二零零二年
二零零三年（直至六月三十日）
年份
第1類 第2類 第3類 第4類 第5類

附註：

(1) 廣深高速公路之各類車型分類如下：第1類（汽車、吉普車、計程車形式之客貨車、摩托車）、第2類（客貨車、小型客貨車及輕型貨車）、第3類（中型客貨車、大型車輛及中型貨車）、第4類（大型轎車、大型貨車、重型掛車、20呎集裝箱貨車）、第5類（雙層車輛、重型貨車、重型掛車、40呎集裝箱貨車）。

(2) 廣深高速公路之複合年增長率乃由一九九五年通車首個完整年度起直至二零零二年（包括首尾兩年）止計算。

每月平均每日通行費收入與每月平均每日收費車流量之增長

	平均每日通行費收入（人民幣千元）			平均每日收費車流量		
月份	二零零一年	二零零二年	增長百分比	二零零一年	二零零二年	增長百分比
七月	5,032.9	5,373.0	6.8%	115,049	136,480	18.6%
八月	5,373.1	5,686.0	5.8%	122,738	145,968	18.9%
九月	5,492.2	5,725.7	4.3%	126,596	148,773	17.5%
十月	5,180.7	5,622.8	8.5%	121,009	148,572	22.8%
十一月	5,070.3	5,598.7	10.4%	121,842	150,646	23.6%
十二月	4,971.2	5,773.9	16.1%	120,694	157,156	30.2%
	二零零二年	二零零三年	增長百分比	二零零二年	二零零三年	增長百分比
一月	4,961.3	6,301.6	27.0%	121,742	167,521	37.6%
二月	5,022.1	5,703.9	13.6%	114,304	148,573	30.0%
三月	5,377.5	6,222.6	15.7%	129,193	172,856	33.8%
四月	5,472.4	6,036.7	10.3%	133,611	166,015	24.3%
五月	5,168.3	5,367.1	3.8%	125,746	150,454	19.6%
六月	5,081.7	5,933.7	16.8%	125,377	171,544	36.8%

下表闡釋按曆年計，廣東省內國內生產總值、擁有私人汽車數目之增長情況，以及廣深高速公路車流量增長情況。

廣深高速公路之車流量與廣東國內生產總值之對比


160
140
120
100
80
60
40
20
0
國內生產總值（美金十億元）
平均每日收費車流量（千架次）
一九九五年
一九九六年
一九九七年
一九九八年
一九九九年
二零零零年
二零零一年
二零零二年
廣深高速公路平均每日收費車流量（千架次）
廣東國內生產總值（美金十億元）

廣深高速公路之車流量與廣東私人汽車擁有量之對比


30
25
20
15
10
5
0
160
140
120
100
80
60
40
20
0
擁有私人汽車（每1,000名居民擁有之汽車數目）
平均每日收費車流量（千架次）
一九九五年
一九九六年
一九九七年
一九九八年
一九九九年
二零零零年
二零零一年
二零零二年
廣深高速公路平均每日收費車流量（千架次）
擁有私人汽車（每1,000名居民計）

附註：

(1) 國內生產總值指根據廣東省統計年鑒所示廣東省之國內生產總值。

(2) 擁有私人汽車數目指根據一九九六年、二零零一年及二零零二年中國統計年鑒，每一千名居民私人擁有民用汽車之數目。

(3) 二零零二年擁有私人汽車數目為根據一九九五年至二零零一年之複合年增長推斷。

(4) 車流量指廣深高速公路之平均每日收費車流量，而車輛組合為該相同之交通情況之組合。

近期發展

廣東省政府最近提出建議，對全廣東省高速公路施行統一通行費率系數。根據廣東省政府於二零零一年七月三十一日發出之通知，五類不同車輛將採納之新通行費率系數，將為第1類車輛之基本收費之1、1.5、2、3及4倍，及現有高速公路須於二零零六年八月前採納新通行費率系數。然而，根據廣東省政府於二零零三年五月二十二日發出之最新通告，現有高速公路於二零零一年七月三十一日前批准之通行費率及仍未採納新通行費率系數，則毋須採納新通行費率系數。因此，廣深高速公路之通行費率不會受到最新建議影響。

其他收入

廣深高速公路合營企業從加油站、救援服務及廣告板結合之特許經營中賺取少量額外收益。截至二零零二年六月三十日止財政年度，從該等來源賺取之收益合共約為人民幣22,200,000元。本公司現時並無計劃及不預期該等方面會有龐大增長。

立交

廣深高速公路現有18座重點立交，連接廣深高速公路與接通珠江三角洲人口稠密及工業地區之主要公路。各立交均設有收費站。

中國交通模式以公共交通，特別是巴士為主。為了盡量提高接駁不同模式公路交通工具之效率，例如汽車接駁巴士，廣深高速公路沿線經已擴大及提升九座立交，以容納如巴士站、加油及服務站、停車位及其他物業發展之設施。

競爭

早期踏足市場之優勢

廣深高速公路為貫通廣東省省會廣州與東莞及深圳等人口稠密之地級市和香港之首條及現時唯一一條高速公路。

沿線逐步建設

當廣深高速公路建成時，大大縮短廣州至深圳之間車程平均所需時間。尋求在珠江三角洲內成立或遷往該區內之企業，明顯地傾向選擇容易通往唯一要道之地區。因此，隨著鄰近城鎮之增長，及幹道毗鄰地區之人口、行業及服務聚集，幹道之長遠重要性已提升。

連接通道及支路流量已形成

廣深高速公路現時經多條連接珠江三角洲眾多人口稠密之市鎮及工業重鎮、機場、港口及其他設施之主要支路支持。主要支路連接包括機荷高速公路(連接深圳寶安機場及荷坳，經深汕高速公路通往汕頭)、虎門大橋(連接珠江東西岸)、常虎高速公路(將連接常平及虎門港)、東莞大道(連接東莞中心地帶)、廣園東快速幹線(連接廣州東面)、廣州二環高速公路(已建成之北面將連接花都新廣州國際機場及東面將連接廣州東部及番禺)以及廣州環城高速公路及107國道。除常虎高速公路及廣州二環高速公路外，全部道路均已全面投入運作。自皇崗與香港於二零零三年一月二十七日起實施二十四小時通關以來，處於有利位置之該幹道因現時過境效率顯著改善而受惠。

新競爭項目面臨繁複手續及建成需時

獲取中國公路項目所需之正式批准、土地使用權及融資之過程既複雜、漫長及昂貴。此外，建造公路為一個很長時間之過程，常常會涉及重要不明朗因素。因此，公路項目由開始至建成之時間差距很長。

現有及潛在構成競爭之公路

107國道為一條一級公路，與廣深高速公路走向平衡，並連接廣州及深圳。這條公路早於廣深高速公路建成，為部分開放式公路，該幹道繞過當地城鎮之繁盛地區。儘管近期進行改善，107國道設計標準仍相對較低，該幹道以混凝土鋪設，設計時速較慢、沒有設立通

過管制及與當地道路相交。107國道交通繁忙及整體時速相對較低，因此對長途旅客不便利，且成本效益亦較差。估計現時廣州與深圳之間之全線車程約為三小時，而廣深高速公路則約為一小時。因此，本公司相信，廣深高速公路將繼續成為首要考慮便利、安全及質量因素之公路使用者之首選幹道。

珠江三角洲南部新建議之公路包括連接香港及深圳西部之后海灣幹線及深港西部通道。董事們知悉，這條計劃興建之新通道，預計於二零零五年前後通車，連接香港及深圳西部蛇口，涉及建造一條新跨境通道，旨在從交通擠塞之深圳市區分流部分跨境車流量。董事們相信，新跨境通道將紓緩現時皇崗過境口岸之擠塞情況，增加通往廣深高速公路之車流量。新通道將可應付前往深圳西部之車流量，及將會連接廣深高速公路。正因如此，董事們相信，此條新通道將不會對廣深高速公路構成重大不利競爭性影響。

董事們亦知悉，廣東省政府一直考慮在沿珠江三角洲東岸線建造一條新公路之可行性，連接計劃建造之深港西部通道及廣州第二條環路(請參閱「公路項目－廣州東南西環高速公路－目的地及主要通道」)。董事們估計，倘若廣東省政府決定建造此條新沿岸公路，考慮到審批程序、徵收所需土地、安排公路融資及建造公路所需之時間後，其最早通車時間合理地將約為二零一零年。倘若發展此條新公路，可能會為往返廣州與深圳之間之車流量除廣深高速公路外提供另一個選擇。然而，此項目仍在初步階段。該項目將需要經中國中央政府批准，及將涉及龐大費用及時間才能建成。

廣深高速公路若干路段可能會受到其他可供選用之幹道影響，特別是對當地或短程之交通流量。例如於二零零一年十月通車之廣園東快速幹線，與廣深高速公路廣州段走向平衡，及於二零零二年十二月前免收通行費。本公司相信在此期間內，廣深高速公路此路段之若干車流量已被分流，但由於廣園東快速幹線已開始收費，故廣深高速公路新塘與廣州之間之車流量已告上升。莞深高速公路由深圳為起點至東莞為終點，亦與廣深高速公路走向平衡。此條高速公路自二零零零年起通車，董事們認為，由於這條高速公路位於廣深高速公路以東約20公里處，及其主要提供服務給往返廣深高速公路未有提供服務之目的地之交通路線，故這條高速公路不會是構成直接競爭之幹道。

前景

廣東及珠江三角洲之前景

近年來，珠江三角洲內之國內生產總值及擁有私人汽車數目之增長，推動廣深高速公路之車流量上升。商用汽車(主要為第2至第5類車輛)及私人汽車(主要為第1類車輛)之車流量均同樣錄得增長，近期增長之模式已偏重於私人汽車，這是由於個人財富增長，及較近期消費者較易取得購置汽車之信貸所致。截至二零零二年十二月三十一日止之年度，廣深

高速公路之通行費收入較上年上升8.1%，而同期每日平均收費交通流量之升幅約為18.9%。二零零三年首六個月，每日平均收費車流量較二零零二年同期上升約30.3%，通行費收入則上升約14.4%。

就短期而言，本公司預期，由於中國整體及廣東省，尤以珠江三角洲之經濟持續增長，加上擁有及使用汽車之數目隨着增長，故廣東省及珠江三角洲內之交通需求將不斷增長。按此預期情況，本公司相信，廣深高速公路之車流量將會持續增長。

鑒於中國政府日益注意國家公路網絡，本公司預計珠江三角洲內之公路網絡，將成為更龐大路網系統不可分割之一部分，而珠江三角洲及廣東省內各地點將可透過該路網系統連接到中國各主要城市。

廣深高速公路專有之因素

廣深高速公路為起着重要策略作用之幹道。作為直接連接廣州與深圳及香港之間之首條及現有唯一一條高速公路，該條高速公路之長期重要性已因沿線發展之城市及工業長廊而得到提升。

廣州像廣深高速公路沿線之城鎮及工業中心般繼續擴張。廣深高速公路憑藉本身具備策略性重要地位，故本公司相信，由於廣東省及珠江三角洲之公路網絡持續進一步發展，其全面潛力將進一步實現。例如過往由於眾多小鎮急速擴張及聚合而成之東莞，已漸漸成為珠江三角洲之主要工業中心之一。由於地級市已擴展，其公路網絡亦已明顯地發展及擴張，為廣深高速公路提供更佳連接，因此形成高速公路增加使用量之條件。

自皇崗與香港於二零零三年一月二十七日起實施二十四小時通關以來，處於有利位置之廣深高速公路因過境日益方便及高效率而受惠。

稅項

根據廣東省稅務局之批文，廣深高速公路合營企業就經營收費公路及相關服務設施(不包括酒店及娛樂設施)產生之溢利應付外商企業所得稅率為15%，而廣深高速公路合營企業有權自根據中國會計標準及稅務規定計算之首個獲利年度起，獲豁免該筆溢利之外商投資企業所得稅五年。於其後五年，可享有該筆溢利應付所得稅率50%減免。根據廣東省稅務局之另一項批文，廣深高速公路合營企業自首個獲利年度起計十年，亦獲豁免就經營收費公路及相關服務設施產生之溢利支付地方所得稅(現時設定稅率為3%)。此外，由一九九四年七月起，在首五年經營期內，廣深高速公路合營企業獲豁免因收取通行費收入、經營停車場、汽車維修中心及其他設施而產生之收入支付營業稅(現時稅率為5%)，其後廣東省政府

已批准返還廣深高速公路合營企業截至一九九九年十二月止已付之營業稅。經廣東省政府批准廣深高速公路合營企業已收取就其已付營業稅之退款合共約人民幣34,800,000元。二零零零年十二月三十一日止之年度為廣深高速公路合營企業首個錄得溢利之年度，故分別由二零零五年一月一日及二零一零年一月一日起之年度，豁免支付外商投資企業所得稅及地方所稅將不再適用。

物業發展

廣深高速公路合營企業在立交內及廣深高速公路沿線已徵收之地塊，已獲批准作物業發展，但須受到有關政府部門進一步磋商後達成之若干條款及條件所限制。由於本集團現時仍與中國部門商研除純粹為立交用途外，有關在該等立交內之獲准土地用途(例如包括獲准用作物業發展)，因此該等地塊之土地使用權證仍未發出。為確認本集團在支付改善廣深高速公路設計所需資金而投入之額外投資，(請參閱上文「融資 — 融資安排」)廣深高速公路中方夥伴已原則上同意，合和中國發展擁有若干立交之物業發展項目上之若干或有經濟權益。此項或有權利不受廣深合營企業合同規管。除本集團之基建項目之配套需要而使用項目主道沿線或立交內所徵收之土地外，本集團無計劃參與物業開發活動。

廣州東南西環高速公路

本公司擁有廣州東南西環高速公路之間接權益。廣州東南西環高速公路為一條環道，途經廣州市東、南及西周邊地區，構成廣州環城高速公路之主要部分。本公司於廣州東南西環高速公路之權益乃透過夥拍廣州市通達高速公路有限公司及長建環穗建立之中外合作經營企業持有。

公路


北京、武漢
新廣州國際機場
廣清高速公路
機場高速公路
廣州白雲機場
廣惠高速公路
三水、肇慶
廣三高速公路
廣佛高速公路
海峰洲
廣州
黃岐
增滘
佛山
廣州東南西環高速公路
海南
三滘
土華
侖頭
黃村
東圃
新洲
華南快速幹線
廣深高速公路
廣州二環高速公路
西線一期
番禺
廣州南部快速幹線
廣珠東線
珠江三角洲西岸幹道二期及三期
新廣佛高速公路
高明
順德
南沙港

廣州東南西環高速公路

重要數據

幹道	途經廣州市東、南及西周邊地區之環道
全線總長	38公里
類別	高速公路
車道數目	雙向三車道
設計時速	每小時100公里
收費系統	封閉式
收費站數目	10
立交數目	10(包括起點和終點兩個檢查處)
合營企業夥伴	(1) 廣州市通達高速公路有限公司 (2) 長建環穗公路有限公司
專營期	由二零零二年一月一日起計三十年
狀況	全面通車，收取通行費

廣州東南西環高速公路為紓緩廣州市內及周圍日益繁重車流量之公路系統之策略性部分。其東、西兩端連接北環高速公路，構成一條以廣州市為中心之互通高速公路環幹道。

廣州東南西環高速公路為一條封閉式高速公路，設有十座立交，並已全面運作。每座立交均設有收費站。廣州東南西環高速公路之雙向三車道車行道大部分為高架，設計時速每小時100公里。最高時速限制為每小時100公里。廣州東南西環高速公路沿線設有緊急電話系統(每公里設一個緊急電話)、閉路電視系統，還設有光纖系統，供收費亭傳輸數據至管理中心。

廣州東南西環高速公路自二零零零年六月起已通車及收取通行費。

目的地及主要通道

廣州東南西環高速公路構成環繞廣州市環狀高速公路主要部分，為廣州市內及周邊地區日益繁重之車流量提供高速幹道，同時亦是需途經廣州，利用與之連接之眾多主要公路接達其他目的地之龐大過境車流量之重要繞道。廣州東南西環高速公路東、西兩端分別連接廣氮及沙貝之北環高速公路，構成廣州環城高速公路。

廣州東南西環高速公路為經市中心之中至長途車程提供另一個選擇，為分流通過廣州市區繁忙街道網絡之交通肩負重要角色。

廣州東南西環高速公路之10座立交提供接達廣州市周圍更廣泛現有交通網絡及主要設施，例如：

(i) 廣深高速公路；

(ii) 北環高速公路；

(iii) 廣園東快速幹線；

(iv) 黃埔港；

(v) 廣州新會議展覽中心；

(vi) 華南快速幹線；

(vii) 連接番禺之洛溪橋；

(viii) 廣佛公路；及

(ix) 廣佛高速公路及北環高速公路。

廣州不斷擴張及發展為廣東省商業中心。現有城市擴張及重建計劃包括圍繞以北之花都至以南之南沙之主要策略性發展項目。這些計劃為成立新國際海上及空中交通樞紐作好準備，包括花都之新廣州國際機場(計劃於二零零四年中開幕)及位於南沙由新科技主導之城市中心及港口。其他規劃之商業及工業發展將體驗廣州進一步外延至珠江南端。

廣州公路網絡之顯著提升計劃與城市之持續擴張同步進行。近期建成或將在短期內建成連接廣州環城高速公路之主要新通道包括：

- 機場高速公路，於二零零二年通車，連接北環高速公路至花都新廣州國際機場(預計於二零零四年中啟用)；
- 西線一期，連接廣州東南西環高速公路至順德，預計於二零零四年通車(請參閱「公路項目－西線一期」)；
- 新廣佛高速公路，計劃紓緩廣州與佛山(於二零零一年為廣東省內第三高國內生產總值之地級市)之間現有廣佛高速公路之擠塞情況，預計於二零零四年通車；及
- 廣州南部快速幹線，將連接廣州東南西環高速公路及南沙之港口及策略性發展地區，以及廣州南面發展中之其他地區及廣珠東線，預計於二零零五年通車。

項目之倡議及推動工作

廣州東南西環高速公路項目源於合和於一九七八年十二月倡議之項目，因而建造廣深高速公路。廣州東南西環高速公路之建議概括於與廣州市政府委任之中方夥伴於一九八五年六月訂立之正式意向書內。於完成初步可行性研究後，於一九九二年七月取得項目之初步批准。詳細之可行性研究於一九九二年十一月完成。經當時之廣州市計劃委員會批准詳細之可行性研究後，於一九九二年十一月簽訂合營企業合同，及於同年十二月成立環城公路合營企業。

在倡議及推動過程中，合和公路基建肩負之領導角色，與廣深高速公路項目之參與性相若。除帶領向有關政府機關推動項目外，合和公路基建在洽談根據合營企業合同設立之專營權及項目之原有建設、項目管理及融資安排方面之談判為領導方。

由一九九三年至一九九六年間，合和公路基建就此項目肩負多項籌備工作。長建環穗在一九九七年合和公路基建倡議下，被引入為第二名外資方，及合營企業合同於一九九七年十月修訂，讓長建環穗作為其一合營企業夥伴參與。經修訂之建造合同於一九九七年十月議定。

於建造期內，公路由一九九七年起分段通車。該項目於二零零零年六月全面建成，及公路同時全面通車，較合同時間表提早超過12個月。於二零零一年初，總承建商(亦為環城公路中方夥伴)提出要求，若干額外建造成本需由環城公路合營企業承擔。該項要求不獲合和公路基建及長建環穗接納，原因是該等額外成本在固定價格建造合同範圍以外，及自二零零二年中後，環城公路中方夥伴再無提出討論該項要求。

合營企業及項目管理安排

如廣深高速公路項目般，廣州東南西環高速公路項目成立為中外合作經營企業。中方夥伴為由廣州市政府成立之國有企業，及其監管機關為廣州市建設委員會。長建環穗在一九九七年被引入為第二名外資方。長建環穗為聯交所上市公司長江基建集團有限公司之一附屬公司。

環城公路合營企業合同原於一九九二年十一月二十三日訂立，為建造、經營及管理廣州東南西環高速公路。該合同已被修訂，反映其後之發展，包括引入長建環穗作為另一名外資方。根據環城公路合營企業合同，訂約方有權按下列基礎分享廣州東南西環高速公路收費營運和主要及服務設施之淨現金流動(即營運收入總額扣除營運開支及税項)：

年	合和環穗	環城公路中方夥伴	長建環穗
1至10年	45%	10%	45%
11至20年	37.5%	25%	37.5%
21至30年	32.5%	35%	32.5%

根據環城公路合營企業合同，每名合營企業夥伴有權委任環城公路合營企業之十五名董事其中五名。若干重大事宜須按規定經出席董事會會議之環城公路全體董事一致批准，包括修訂公司章程、更改註冊資本及對合營企業之任何資產增設產權負擔。除須一致批准之事宜外，董事會決定須由三分之二大多數成員作出，及必須包括各合營企業夥伴最少兩名董事。董事會會議須有最少三分之二董事出席。

於一九九七年十月，環城公路合營企業與環城公路中方夥伴訂立管理協議，規定環城公路中方夥伴負責按執行委員會之指示及監察，管理及經營廣州東南西環高速公路。執行委員會保留對主要政策事宜，包括批准年度營運預算、政策、及有關經營廣州東南西環高速公路之重要決策之否決權。在多項重要事宜，例如年度營運預算、調整通行費率及僱員酬金，亦須經環城公路合營企業董事會批准。執行委員會共有八名成員，其中四名由環城公路中方夥伴提名。合和環穗及長建環穗各自提名兩名成員。執行委員會之任何決策須經環城公路中方夥伴委任之一名成員及合和環穗或長建環穗委任之兩名成員批准。

合和公路基建就廣州東南西環高速公路之經驗，已反映在其根據環城公路合營企業合同之權利及有關執行委員會在重大決策及轉變上之有效參與，而實際上重大決策乃按合營企業夥伴之間之共識作出。

項目專營權

環城公路合營企業之專營期為由二零零二年一月一日起計為期30年。於專營期屆滿時，其擁有之所有固定資產將無償移交予環城公路中方夥伴，及環城公路合營企業將會解散。於專營期結束解散後，任何流動資產將分別按30%、35%及35%之比例，分派予環城公路中方夥伴、合和環穗及長建環穗。

融資

廣州東南西環高速公路之批准項目投資總額為人民幣4,500,000,000元，並以下列方式撥資：(i)註冊資本總額美金55,000,000元(相等於注資時之人民幣469,000,000元)，由合和環穗及長建環穗以相同款額注資；及(ii)股東貸款人民幣4,031,000,000元，由合和環穗、長

建環穗及環城公路中方夥伴分別提供約人民幣1,765,500,000元、人民幣1,765,500,000元及人民幣500,000,000元。於二零零一年十一月，環城公路合營企業取得一中國國內銀行之貸款人民幣1,500,000,000元及所得款項用作償還本集團及長建環穗提供之部分股東貸款。於二零零三年五月三十一日，股東貸款之餘額：(i)合和環穗－人民幣979,000,000元；(ii)長建環穗－人民幣979,000,000元；及(iii)環城公路中方夥伴－人民幣473,000,000元。

合和公路基建就廣州東南西環高速公路項目產生之額外投資成本合共約人民幣400,000,000元(包括資本化借貸成本、直接間接成本及若干初期之開發及土地成本)經同意將不需由環城公路合營企業承擔，以作為於一九九七年環城公路合營企業重組時，引入長建環穗為合營企業夥伴之一部分。為確認該等額外投資成本，合和公路基建獲授予若干或有土地權利，而本集團現時對該等權利並無任何計劃。

環城公路合營企業合同規定，合和環穗及長建環穗各自負責支付上述中國國內銀行貸款人民幣1,500,000,000元之50%。其各自之償還債務款額乃於分派權益前，從其各自享有環城公路合營企業之淨現金流動之權益中扣除(請參閱上文「合營企業及項目管理安排」)。

營運

收費

廣州東南西環高速公路之收費系統是封閉式，並以電腦化方式核准通行費。該系統與廣深高速公路所用者相似。請參閱「公路項目－廣深高速公路－營運－收費」。

廣州東南西環高速公路安裝之收費系統使用IC卡科技。

如廣深高速公路一樣，預期廣州東南西環高速公路之收費安排將適應結合引進省際通行證，並有中央化之行政機關，發出通行證、收費及分派有關收費權益予參與高速公路營辦商(請參閱「公路項目－廣深高速公路－營運－近期發展」)。

管理及營運員工

根據於一九九七年訂立之管理協議，中方夥伴負責按執行委員會之指示及監察管理及經營廣州東南西環高速公路，而執行委員會則保留主要政策事宜之否決權(請參閱上文「合營企業及項目管理安排」)。

根據環城公路合營企業合同，環城公路合營企業之總經理由環城公路中方夥伴提名及由環城公路合營企業董事會委任。總經理按照環城公路合營企業合同之條款，負責廣州東南西環高速公路之日常管理。環城公路合營企業設有一名執行副總經理及三名副總經理，負責協助總經理執行職務。長建環穗有權提名執行副總經理。環城公路中方夥伴有權委任其中兩名副總經理及另一名則由合和環穗委任。環城公路合營企業約有525名員工，不包括向本集團借調之員工。

交通管理

如本公司所有項目一樣，本公司相信有效之交通管理旨在推動方便、快捷及安全之交通運輸，及是提高通行費收入及保持廣州東南西環高速公路作為優先選擇幹道之地位，特別是預計車流量增長之關鍵。本公司相信，四個主要導致擠塞及誤時之因素為意外、車流量高(指整條高速公路或某些樽頸地點)、進出口收費車道不足、及因維修保養工作導致車道限制。本公司之營運策略乃致力根據前瞻計劃及預計需求，解決上述因素可能產生之問題。

交通監察及通訊設施包括緊急電話，及設置在高速公路沿線每個間距之閉路電視攝錄機。監察設施，加上人手及電腦化收費系統，讓環城公路合營企業可有效地監察車流量及收取通行費。環城公路合營企業致力與交通警察聯繫及合作，並已與交通警察建立其認為有效及有利之工作關係。

環城公路合營企業密切監察高速公路沿線之車流量及流量，以發現高車流量及因此造成擠塞情況之早期跡象。定期保養工作基本上已計劃妥當，以減少對交通造成影響。

於二零零一年十二月，環城公路合營企業榮獲ISO9001-2000管理標準。

主要維修及保養

作為高速公路營辦商，環城公路合營企業在整個專營期內，負責自費保養及維修高速公路。環城公路合營企業設立之年度預算程序與廣深高速公路合營企業採納之程序相似，包括預計營運開支、維修及保養費用及任何其他資本開支。合和公路基建一直密切參與年度預算之籌備及其後之監察，而此須經環城公路合營企業董事會批准。自廣州東南西環高速公路於二零零二年正式通車以來，並無出現重大超支或重大不能預見之資本開支需要之任何事件。本財政年度並無計劃主要維修或保養計劃。

收益

環城公路合營企業之收益主要包括在各立交及檢查處之收費站收取之通行費。通行費收入視乎按車型類別劃分之車流量、適用通行費率和車程而定。

通行費率

車輛使用廣州東南西環高速公路現時應付之通行費率為：

類別	車型	車軸數目	車輪數目	每公里人民幣
第1類	汽車、吉普車、計程車形式之客貨車及摩托車	2	4	0.6元
第2類	小型客貨車、輕型貨車及小型貨車	2	4	1.2元
第3類	中型客貨車、大型車輛、中型貨車	2	6	1.8元
第4類	大型轎車、大型貨車、重型掛車、20呎集裝箱貨車	3	6-10	2.4元
第5類	雙層車輛、重型貨車、重型掛車、40呎集裝箱貨車	>3	>10	3.0元

通行費率是以第1類車型之基本收費1、2、3、4和5倍之系數計算，已獲廣東省政府轄下負責運輸和收費事務機關批准。環城公路合營企業可隨時建議或申請更改通行費率，不過其在二零零零年六月建成以來並無行使。

過往車流量及通行費收入

誠如下表闡釋，儘管連接其立交之多條支路仍未建成，廣州東南西環高速公路之車流量及通行費收入一直經歷穩定增長。

	一九九八年	一九九九年[1]		二零零零年[1]		二零零一年		二零零二年		二零零三年[4]		
			按年增長[3]		按年增長[3]		按年增長[3]		按年增長[3]		按年增長[4]	複合年增長率[5]
每日平均收費車流量（車輛數目）	7,589	23,370	208.0%	32,242	38.0%	31,212	(3.2%)[2]	36,120	15.7%	38,796	17.1%	47.7%
通行費收入（人民幣百萬元）	18	87	370.9%	151	74.8%	168	10.7%	199	18.5%	107	18.6%	81.3%

附註：

(1) 各個收費站於一九九九年一年內開放。廣州東南西環高速公路全線於二零零零年六月二十六日建成。

(2) 廣州市政府於二零零一年一月實施之政府措施，規定所有廣州及非廣州登記車輛將分別須購買年票及次票，在廣州市內行駛（請參閱下文「趨勢」）。因此，廣州市政府終止了廣州市內收費大橋及隧道之大部分收費站之經營。當該等有關廣州登記車輛購買年票之規定於二零零一年一月施行後，該等有關非廣州登記車輛之次票規定沒有施行，直至二零零一年十二月才施行。因此，非廣州登記車輛可免費進入廣州市長達接近十二個月。董事相信，在該段期間內，由於有通道可免費進入廣州市，故東南西南環高速公路部分車流量被分流，因而該高速公路於二零零一年之每日平均收費車流量較二零零零年下降，因而對二零零一年之通行費收入構成不利影響。

(3) 按年增長指較上一個曆年之百分比轉變。

(4) 二零零三年之統計數字涵蓋年內首六個月及與二零零二年同期比較。由於上述資料按曆年基準呈列，故二零零三年首六個月包括截至二零零三年六月三十日止財政年度之第二個六個月。

(5) 複合年增長率由一九九八年（即首個完整營運曆年）起直至二零零二年（包括該年）止計算。

截至二零零二年十二月三十一日止年度，豁免支付通行費之車輛佔總車流量之4.7%。

趨勢

董事相信，二零零一年及二零零二年兩個曆年，廣州東南西環高速公路之車流量受廣州市政府採取之兩項獨立措施大大影響。於二零零一年，廣州市政府規定所有廣州及非廣州登記車輛將分別須購買年票及次票，在廣州市內行駛。因此，市政府終止廣州市內收費大橋及隧道之大部分收費站之經營。然而，當廣州登記車輛購買進入廣州市年票之規定在二零零一年一月施行時，對非廣州登記車輛購買次票之規定沒有施行，直至在二零零一年十二月才實行。截至二零零一年十二月為止，准許非廣州登記車輛使用其他公路進入廣州，且毋須支付通行費。於二零零二年五月之第二項措施規定（其中包括）對非廣州登記貨

車進入廣州市之時間及範圍實施限制。董事相信，這些連串措施首先導致非廣州登記車輛在二零零一年一月至十二月期間，使用廣州東南西環高速公路之次數大幅減少，其後分別在二零零一年十二月及二零零二年五月推行徵收其他收費後，使用量隨之回升。於二零零一年五月一日至二零零二年四月三十日期間，每日平均收費車流量由32,125架次上升至二零零二年五月一日至二零零三年四月三十日期間38,084架次，升幅約18.5%。

下表提供截至二零零二年六月三十日及二零零三年六月三十日止最近兩個財政年度，平均每日通行費收入與平均每日收費車流量之每月比較。

每月平均每日通行費收入與每月平均每日收費車流量之增長

	平均每日通行費收入（人民幣千元）			平均每日收費車流量		
月份	二零零一年	二零零二年	增長百分比	二零零一年	二零零二年	增長百分比
七月	447.4	543.4	21.5%	30,502	35,962	17.9%
八月	475.7	579.2	21.8%	32,095	38,342	19.5%
九月	503.8	617.4	22.5%	34,083	40,682	19.4%
十月	457.7	591.2	29.2%	31,943	39,209	22.7%
十一月	491.2	601.6	22.5%	33,469	40,071	19.7%
十二月	473.9	598.4	26.3%	32,329	40,183	24.3%
	二零零二年	二零零三年	增長百分比	二零零二年	二零零三年	增長百分比
一月	485.3	590.7	21.7%	32,636	39,499	21.0%
二月	375.5	466.7	24.3%	26,229	32,444	23.7%
三月	527.5	624.0	18.3%	34,383	40,591	18.1%
四月	550.2	637.0	15.8%	36,574	41,158	12.5%
五月	527.9	606.6	14.9%	34,542	38,082	10.2%
六月	517.7	616.1	19.0%	33,886	40,522	19.6%

計劃連接廣州東南西環高速公路立交之多條新通道將完成，及將在未來兩來通車（請參閱上文「目的地及主要通道」）。預期當該等新通道投入運作後，會為廣州東南西環高速公路帶來車流量及通行費收入之增長。

近期發展

如廣深高速公路之情況般，廣州東南西環高速公路為廣東省政府於二零零一年七月三十一日宣佈之建議所觸及，該等建議將規定，對全廣東省高速公路施行劃一通行費系數，五類不同車輛將採納之新通行費系數，將為第1類車型之基本收費1、1.5、2、3及4倍。現有高速公路原先規定於二零零六年八月前採納新通行費系數。然而，根據廣東省政府於二零零三年五月二十二日發出之最新通知，現有高速公路於二零零一年七月三十一日前批准之通行費率及仍未採納新通行費系數，則毋須採納新通行費系數。因此，廣州東南西環高速公路之通行費率不會受到最新建議影響。

立交

廣州東南西環高速公路現時共有10座重點立交，策略性地部署為主要連接公路提供快速且安全之通道，連接珠江三角洲人口稠密及工業地區，以及為廣州市部分繁忙地區提供往返通道。每座立交均設有收費站。

競爭

廣州環城高速公路現時為唯一一條為廣州人口稠密城市服務之環形高速公路，為廣州市內及周圍日益繁重之車流量提供高速幹道，同時亦是需途經廣州，和用與之連接之眾多主要公路接達其他目的地之龐大過境車流量之重要繞道。廣州東南西環高速公路構成廣州環城高速公路之主要路段，連接廣深高速公路及由主要支路連接眾多其他公路，因此聯繫廣州與珠江三角洲其他人口稠密及工業發達地區。

廣州東南西環高速公路東段面對於一九九九年九月通車之華南快速幹線帶來之競爭，其主要與廣州東南西環高速公路黃村至土華之走向大致平行。華南快速幹線通車三年及在廣州東南西環高速公路建成前已運作，並不時出現交通繁忙情況。基於此背景因素及鑒於廣州東南西環高速公路一直經歷車流量增長，故本公司認為，華南快速幹線之影響已趨穩定。

計劃約於二零一零年通車之第二條廣州外環路。建議之第二條環路計劃將建在現有廣州環城高速公路以外半徑約30至40公里之距離，務求為廣州外延地區內及廣州與毗鄰廣州地區間提供交通服務。因此，該第二條環路之主要功用與現有廣州環城高速公路不同，及將會有不同之需求。正因如此，本公司相信現有廣州環城高速公路將繼續作為策略性重要之環道，交通需求不會受建造第二條環路有明顯影響。

前景

廣東及珠江三角洲之前景

誠如廣深高速公路之內容所述，就短期而言， 本公司預期由於中國及廣東省及珠江三角洲之經濟持續增長，帶動擁有及使用汽車數目隨之增長，故該等地區內之交通需求不斷上升。按此預期情況，本公司相信，廣州東南西環高速公路之車流量將會持續上揚。

廣州之前景

廣州不斷擴張及發展為廣東省商業中心。由於廣州持續擴張及發展，對應付遠離擠塞市中心之交通及支持城市向外擴張之幹道需求日益增加。這最近導致廣州對進入廣州市施加限制之交通措施轉變(請參閱上文「收益－趨勢」)。

由於在二零零一年十二月至二零零二年五月間實行該等轉變，廣州東南西環高速公路在車流量方面經歷顯著增長。二零零一年五月一日至二零零二年四月三十日期間，每日平均車流量由32,125架次上升至二零零二年五月一日至二零零三年四月三十日期間之38,084架次，升幅約18.5%。

鑒於其他主要城市之經驗，董事預計廣州環城高速公路將為日益重要之交通系統項目，為廣州更廣泛地區服務，而廣州東南西環高速公路為廣州環城高速公路不可缺少之構成部分。

現有城市擴張及重建計劃包括圍繞以北之花都新廣州國際機場至以南之南沙以新科技主導之城市中心及港口，以及在廣州以南包括番禺地區進一步計劃之商業及工業發展。此項發展項目將會使廣州進一步向外擴張，繼續從農業轉型為工商為主之經濟。

主要新通道

本公司相信廣州東南西環高速公路位置理想，可從若干主要新連接道路通車後，車流量增加中獲益，而該等道路計劃於二零零四年及二零零五年通車(請參閱上文「目的地及主要通道」)。

稅項

根據國家稅務局廣州分局之批准，環城公路合營企業就其經營收費公路產生之溢利，應支付之外商企業所得稅率為15%。根據現行中國稅務法律及法規，環城公路合營企業由首個獲利年度起，有權因經營收費公路產生之溢利享有兩年豁免外商企業所得稅，及其後三年減免50%稅率(該稅率為根據中國會計標準及稅務規定計算)，但須有關政府機關批准作實。另外，環城公路合營企業已取得廣州市政府批准，授予更優惠稅務待遇，形式為由首個獲利年度起，豁免五年外商企業所得稅及其後五年獲減免50%稅率。然而，根據現行中國稅務法律及法規，環城公路合營企業需取得國家稅務總局批准，以享有廣州市政府授予之更優惠稅務待遇。環城公路合營企業計劃在適當時候申請該項批准。

環城公路合營企業亦已取得廣州市稅務局批准，廣州市稅務局授予豁免由首個獲利年度起計十年，因經營收費公路，以及配套及相關服務設施而產生之溢利繳付之地方所得稅(現時稅率定為3%)。儘管上文所述，根據廣東省稅務規定，豁免及減免支付地方所得稅之期間將相等授予環城公路合營企業豁免及減免支付外商企業所得稅之最後批准期間。環城公路合營企業需就其通行費收入支付營業稅(現時稅率定為5%)。由於環城公路合營企業仍未錄得溢利，故迄今為止，任何豁免支付外商企業所得稅及地方所得稅對環城公路合營企業並無影響。

西線一期

本公司於西線一期項目擁有間接權益，西線一期仍在建造中及將由廣州市通往順德。本公司於項目之權益現時透過夥拍廣東省公路建設公司成立之中外合作經營企業持有。廣東省公路建設公司亦為合和公路基建於建成之廣深高速公路之中方夥伴。

項目


說明：
合和公路基建之高速公路（營運中）
合和公路基建之高速公路（興建中）
合和公路基建正爭取發展之珠江三角洲西岸幹道二期及三期
其他高速公路（營運中）
其他高速公路（興建中）
主要公路／一級公路（營運中）
主要公路／一級公路（興建中）
收費站
廣州白雲機場
廣州
廣州東南
西環高速公路
黃埔港
廣深高速公路
佛山
南了
西線一期
石洲
碧江
105國道
番禺
新沙港
高明
順德
虎門港
鶴山
珠江三角洲
西岸幹道
二期及三期
順德105國道
105國道
江門
新會
江中高速公路
中山

西 線 一 期

重要數據

幹道	廣州東南西環高速公路海南立交至順德碧江
全線總長	14.7公里
類別	高速公路
車道數目	雙向三車道
設計時速	每小時100公里
收費系統	封閉式
收費站數目	2－3
立交數目	3(包括起點和終點兩個檢查處)
合營企業夥伴	廣東省公路建設公司
專營期	由發出西線一期合營企業營業執照之日起計三十年
狀況	建設中及預期於二零零四年中建成

幹道

西線一期為一條全線總長14.7公里之雙向三車道高速公路，現時正在建造中，將由廣州東南西環高速公路海南立交通往順德碧江，並將連接順德105國道及順德碧桂路北端。西線一期將滿足廣州市與順德之間之高速聯繫之策略性需要，並預期可將兩地之車程由使用現有公路約需40分鐘縮短至約10至15分鐘。

預期西線一期將於二零零四年中建成。建成後為封閉式高速公路，及將建有三座立交。預期將設有兩至三個收費站。該幹道將以瀝青鋪設，設計時速為每小時100公里。

項目之倡議及推動工作

原有之廣深高速公路項目亦包括一條沿珠江三角洲西面，介乎廣州與珠海之間之高速公路幹道。基於以下所載原因，此條西線高速公路原有幹道已更改為現時之珠江三角洲西岸幹道，而西線一期為其中一部分。因此，西線一期乃源自於一九七八年十二月合和提出促成建造廣深高速公路之同一項倡議項目。

廣深高速公路合營企業原訂計劃進行之東、西高速公路幹道其後分開獨立發展，而珠江三角洲西面之幹道專營權已於一九九二年轉讓予廣東合和。當時，合和公路基建預計整條幹道將由廣東合和發展。然而，在一九九三年至一九九四年開始前期工作時，及鑒於其時發展珠江三角洲西部公路系統之進展，合和公路基建確認該原有幹道在經濟上不再合適。因此，合和公路基建於一九九五年向廣東省政府尋求批准修訂幹道，經珠江三角洲西面廣州至中山段約58公里之幹道，及於同年取得批准。於一九九九年，經合和公路基建及廣東省交通廳進一步考慮及分析後，與廣東省交通廳協定，珠江三角洲西岸幹道將分為三期，而西線一期將由合和公路基建與廣東省公路建設公司共同發展。

完成可行性研究後，分別於二零零零年六月及二零零一年七月取得廣東省發展計劃委員會有關西線一期項目之初步及補充批文。自二零零一年七月以來，合和公路基建一直參與專營權之洽談，及合營企業之管理架構、建設及營運之條款及基礎，以及項目之融資安排。此包括重整珠江三角洲西岸幹道，以及籌備西線一期合營企業合同。合和公路基建現時正為西線一期項目獲取重整珠江三角洲西岸幹道之最後批文（請參閱下文「西線一期審批程序」）。

西線一期審批程序

重整珠江三角洲西岸幹道項目已涉及有關廣東合和及成立合作經營企業安排之變動，及須取得廣東省外經貿廳之正式批文。重整廣東合和及成立西線一期合營企業之初步批文已於二零零三年三月獲廣東省外經貿廳發出。然而，廣東省外經貿廳發出正式批文前，必須完成

規定給予廣東合和債權人之各項正式通知。廣東省外經貿廳現時正辦理所有該等餘下正式手續之範圍及程序，及西線一期合營企業合同之形式及條款已由各有關方達成。因此，本公司預期將訂立之西線一期合營企業合同及成立西線一期合營企業全部均根據現有建議條款及安排訂立及成立，並不遲於二零零三年第三季。

西線一期合營企業安排

西線一期項目由合和廣珠與廣東省公路建設公司成立之合營企業負責，廣東省公路建設公司亦為合和公路基建於廣深高速公路項目之中方夥伴。

當訂立西線一期合營企業合同時，將會根據適用中國法律成立中外合作經營企業。西線一期合營企業合同將支配各合營企業夥伴於西線一期之權益及其各自分佔西線一期合營企業之淨營運收入之權益。西線一期中方夥伴與合和廣珠協定之條款規定，合和廣珠與西線一期中方夥伴將等額分佔淨營運收入。用於上述目的之淨營運收入將作出(其中包括)營運開支、資本開支、償還債務承擔及僱員福利之準備後，按合營企業合同之規定釐定。

根據西線一期合營企業合同，合和公路基建將有權委任西線一期合營企業八名董事其中四名。若干重大事項亦須按規定經出席董事會會議之全體董事一致批准，包括批准年度預算及賬目、批准重要合同、更改投資總額、增加註冊資本、分派溢利、更改公司章程。除規定須經一致批准之事宜外，董事會決定將須由出席董事會會議之董事三分之二大多數批准。

西線一期合營企業之總經理將由西線一期中方夥伴提名，由西線一期合營企業董事會委任。總經理將按照西線一期合營企業合同之條款，負責西線一期項目之日常營運及管理。合和廣珠及西線一期中方夥伴各自將有權委任一名副總經理，負責協助總經理。

根據現時建議之合營企業安排，及預計西線一期合營企業之成立，西線一期於二零零一年十二月建造。經合營企業夥伴協定，在西線一期合營企業正式成立前及為正式成立作準備之期間內，建造工程由包括合和公路基建及西線一期中方夥伴之代表組成之共同工作委員會管理及監察。因此，合和公路基建及西線一期中方夥伴就所有建造事宜，包括審批及簽署建造工程合同共同決定及行事。具體來説，就土地及建造費用應付之款項共同核實至令合和公路基建及西線一期中方夥伴同時滿意。此外，現時財務監察小組已成立，由合和公路基建一名代表領導及各合營企業夥伴之代表組成，以監察西線一期項目之財務及預算安排，以及分派溢利。特別是，西線一期項目之預算須經各合營企業夥伴同時批准。

項目專營權

西線一期合營企業之專營期將由發出營業執照之日起計三十年，而預期營業執照將於二零零三年第三季發出。於專營期屆滿時，其擁有之所有固定資產將無償移交予負責政府機關，及西線一期合營企業將會解散。於專營期完結解散時，西線一期合營企業之任何剩餘資產將等額分派予合營企業夥伴。

建造西線一期

西線一期於二零零一年十二月建造，預計於二零零四年中建成。西線一期之工程由共同工作委員會管理，該委員會成員包括合和公路基建及西線一期中方夥伴之豐富經驗工程師。就使用建造高速公路所需土地之所有必需批文已獲授予。就建造主線而言，西線一期幹道已分為八個連續分段，而每段由不同之承建商負責建造。為控制成本及提升品質控制，所有主要建造材料會由西線一期共同工作委員會中央採購。其後在專業材料管理公司之協助下，該等材料會分派予八個分段各段之承建商。各段之工程正在同時進行。

所有建造工程及徵用土地合同乃按定價條款訂立。所有建造工程合同規定，協定工作之任何更改及該項變更之價格必須經共同工作委員會批准，及於有關保養期內，維修任何建造瑕疵之費用由有關承建商承擔。建造工程合同中已劃分共同工作委員會及承建商須承擔之該等保險責任(如建造風險及第三者責任)及該等保險費用。此外，由共同工作委員會聘之所有承建商會按如經驗、過往記錄、管理小組及競價等條件基礎，透過由有關政府機關之代表監察之公開招標程序挑選。

為避免延誤，所有建造工程合同按固定建成日期訂立，而任何承建商要求延長建造時間，將只會於特殊情況下容許及必須經共同工作委員會批准。倘出現不必要之延誤，委員會亦有權終止建造工程合同。

迄今為止，建造工程計劃並無任何重大延誤。

西線一期之融資

西線一期之批准項目投資總額為人民幣16.8億元。西線一期合營企業之註冊資本將為人民幣588,000,000元，由合和公路基建與西線一期中方夥伴等額注資。當成立西線一期合營企業後，整項建造成本之餘額計劃以西線一期合營企業將借取之人民幣銀行貸款支付。西線一期各合營企業夥伴已就提供融資從一家中國之銀行取得意向書。合和公路基建及西線一期中方夥伴已同意，該等融資將以西線一期合營企業之通行費收取權、經營權及任何保險權作抵押，及對合營企業夥伴將不具追索權。

多項項目之初步費用，如土地補償、拆遷地盤及建造，以及財務成本，已產生的及將須於西線一期合營企業正式成立前產生的。由於西線一期合營企業仍未成立，該等費用於二零零三年五月三十一日約為人民幣799,700,000元，已及會繼續由西線一期中方夥伴撥資。於成立西線一期合營企業後，該等費用超出西線一期中方夥伴註冊資本注資額之款項將由西線一期合營企業償付予西線一期中方夥伴。廣東合和擁有充裕資金，支付其預計於西線一期合營企業於註冊資本之注資額。當西線一期合營企業成立後，本集團將根據西線一期合營企業合同投入註冊資本。

就收購西線一期項目將需要之所有土地，及所有必需之清拆及建造工程，已訂立有關合同。任何延誤及超支風險會按上文「建造西線一期」所述之合同安排轉移。迄今為止，建

造工程主要按各八段時間表如期進行，及已訂工程範圍並無任何重大轉變。倘出現不能預計超支之情況，西線一期合營企業將會於考慮向各合營企業夥伴進一步籌集資金或獲取貸款前，嘗試增加其本身借款之選擇。

營運

西線一期收費制式將為封閉式，及設有兩至三個收費站。如本集團於廣東省之其他高速公路一樣，西線一期收取通行費之安排將需要載入具有中央化行政機關之省際通行證建議（請參閱「公路項目－廣深高速公路－營運－近期發展」）。本公司計劃，西線一期合營企業將會依從經營廣深高速公路適用之相類似營運原則及策略，務求有效提供方便、快速及安全之公共運輸。

近期發展

廣東省政府近期之建議為在全廣東省對高速公路實施劃一通行費系數。根據廣東省政府於二零零一年七月三十一日發出之通知，五類不同車輛將採納之新通行費系數，將為第1類車輛之基本收費1、1.5、2、3及4倍。由於西線一期為新高速公路項目，所以於通車後，規定採納新通行費系數。

競爭

現時有兩條直接連接廣州市與順德之路線，包括一條為105國道（由洛溪橋南端至順德105國道北端一段）及第二條為主要包括白陳公路之路線。該兩條公路分別為二級及一級公路。西線一期建成時將為首條貫通廣州市及順德之高速公路。因此，其將可滿足廣州市與順德之間之高速聯繫之策略性需要，及預期可將兩地之間之車程由約40分鐘大大縮短至約10至15分鐘。

本公司相信，現時並無有關將會提供與西線一期般迅速及方便往來廣州市與順德之間之任何額外或其他高速公路之已刊發或正式建議。

前景

西線一期建成時將可滿足廣州市與順德之間之高速聯繫之策略性需要。本公司預期該兩個主要中心之間，對高速幹道有迫切及日益增加之需求。

稅項

根據現行中國稅務法律及規定，西線一期合營企業有權申請15%之減免外商企業所得稅率。西線一期將須承擔其任何溢利之地方所得稅（現時稅率定為3%）及通行費收入之營業稅（現時稅率定為5%）。

西線一期合營企業有權申請豁免支付任何適用外商企業所得稅，如經批准，將獲豁免由首個獲利年度起計兩年支付西線一期合營企業之外商投資企業所得稅，及其後三年只須支付減免稅率7.5%。西線一期合營企業亦有權申請豁免地方所得稅，如經批准，將由首個獲利年度起計五年獲豁免支付地方所得稅。

珠江三角洲西岸幹道二期及三期

於一九九五年批准更改幹道後，經修訂之珠江三角洲西岸幹道覆蓋廣州至中山(包括西線一期項目部分)約58公里。根據有關珠江三角洲西岸幹道之現有安排之條款，二期及三期之專營權繼續由合和公路基建持有。當該等項目安排之現有文件及批准規定專營期分別由二期及三期建成起計三十年(而合和公路基建擁有唯一權利，可享有該條高速公路之首十二年營運期之營運溢利，及在餘下專營期內，與廣深高速公路中方夥伴分享溢利)，董事認為，現有安排之若干主要條款，包括幹道組合、融資、溢利分佔及專營期，將須與有關中國機關再次商談，以進行二期及三期。

雖然仍未制訂有關進一步發展二期或三期任何部分之確切計劃，該兩期之發展現時由本集團積極進行。視乎幹道最終路徑，於發展三期之時，可能為適合時機，讓本集團考慮收購順德公路中長22.8公里之碧桂路段(或其任何部分)。(請參閱「與合和集團之關係－一般情況」)。二期及三期發展項目可能透過為與合適之中方夥伴組成合營企業實行。

執行董事及高級管理層

胡應湘爵士 KCMG, FICE，67歲，為本公司及合和之董事會主席。彼於一九五八年畢業於普林斯頓大學，獲土木工程學士。彼為合和（於一九七二年在聯交所上市）始創人之一，並擔任合和主要附屬公司及本公司董事職務。彼帶領及發展合和之發電業務及公路基建業務。發電業務在一九九三年綜合及分拆上市為亞洲電力發展有限公司，其後在一九九七年出售。除擔任首席執行官外，彼為土木工程師，自七零年代初以來領導設計及建造合和在香港之多項物業發展項目，以及自八零年代初以來，領導設計及建造合和在中國及海外之酒店、發電廠及公路基建項目，包括沙角B電廠，該發電廠榮獲英國建築工業土木工程大獎，及打破世界紀錄在22個月內建成。

彼非常活躍於公職活動，公務職銜包括香港港口及航運局前主席、中國香港特別行政區策略發展委員會委員、香港物流發展局委員，以及中國人民政治協商會議委員。彼為克羅地亞共和國駐港名譽領事，亦為中國及海外多個城市之榮譽市民。

何炳章先生，70歲，為本公 司副主席及合和之董事總經理。彼擔任合和主要附屬公司及本公司董事職務，並於一九七二年合和在聯交所上市時，為合和之董事副總經理。彼一直負責磋商中國所有合營企業及發展項目之融資，包括合和及本集團負責之酒店、發電廠及公路基建項目。此外，彼對於香港之樓宇及發展項目累積豐富經驗。彼為中國深圳市及順德市之榮譽市民。

胡文新先生，30歲，為本公司之董事總經理及合和執行董事及營運總裁。彼於一九九九年加入合和，擔任合和之主要附屬公司及本公司董事職務。彼於一九九九年獲史丹福大學頒授工商管理碩士學位及於一九九四年獲普林斯頓大學頒授機械及航天工程理學士學位。胡先生負責為本集團制訂策略計劃、公司政策及整體管理。彼為胡應湘爵士之兒子。

陳志鴻先生，44歲，為本公司之董事副總經理。彼於一九八八年加入合和，曾為該公司之執行董事。彼於一九八九年獲香港城市大學頒授管理學專修文憑及於一九八三年獲香港中文大學頒授理學士學位，過往曾擔任合和附屬公司董事職務，負責中國基建項目，包括珠江基建發展有限公司。彼負責中國之交通基建項目及其他項目之統籌、管理及行政工作。

梁國基工程師DIC, FIStructE, FICE，44歲，於二零零三年七月三日加入本集團時獲委任為本公司之執行董事，負責本集團項目之設計、工程及建造。彼於一九七八年加入合和，並於一九九三年重返合和。梁先生於一九九一年畢業於倫敦大學帝國學院，獲取地震工程及結構動力學理碩士（優等級）學位，及於一九八三年獲Council for National Academic Awards頒授之土木工程理學士（一級榮譽）學位，同年並被英國土木工程師會頒授「獎狀」為全年優秀畢業生。彼過往曾擔任合和建築部附屬公司董事職務。於加入合和前，彼曾於新加坡、非洲肯尼亞、英格蘭及香港工作，在大橋及高層樓宇設計及施工、滑模技術、大型堤壩及隧道結構方面獲取豐富經驗。

黃禮佳先生，61歲，為本公司之執行董事，主要負責廣東省收費公路之營運及管理。彼於一九九六年加入合和。在加入合和集團之前，彼為廣東省公路建設公司總經理。由一九六一年至一九七九年，彼在肇慶擔任多個承建項目之高級職務。彼過往曾擔任合和負責中國基建項目之附屬公司(包括珠江基建發展有限公司)董事職務。

賈呈會先生，62歲，於二零零三年七月三日加入本集團時獲委任為本公司之執行董事。彼為中國項目之總監，負責與各中國政府部門之聯絡及統籌工作。彼於一九八五年加入合和。在加入合和前，彼在中國進行航空研究多年。彼於一九六四年畢業於哈爾濱工業大學頒發理學士學位。彼過往曾擔任合和兩家聯營公司董事職務。

葉思明先生，34歲，於二零零三年七月三日獲委任為本公司之執行董事。彼於二零零二年加入合和。彼參與本公司之公司融資活動及新項目發展工作。在加入合和前，彼曾於德意志銀行及摩根士丹利添惠亞洲有限公司擔任合併及收購部副總裁。彼於一九九三年畢業於美國布朗大學，獲頒文學士學位，彼於一九九七年亦取得倫敦商學院頒發之工商管理碩士學位。彼現時並無擔任合和集團董事職務。

獨立非執行董事

中原紘二郎先生，62歲，於二零零三年七月十日獲委任為本公司獨立非執行董事。彼於一九六四年畢業於東京商船大學，獲頒海洋工程學士學位。於一九六四年加入兼松株式會社，先後在東京、新加坡及香港之辦事處擔任要職。彼於一九九六年獲委任為兼松(香港)有限公司之董事總經理，及於二零零零年退休。中原紘二郎先生過往或現時並無擔任合和集團董事職務。彼持有合和每股港幣2.5元之普通股10,671股(約佔合和已發行股本總額0.0012%)。

費宗澄先生，62歲，於二零零三年七月十日獲委任為本公司獨立非執行董事。費先生於一九六二年獲台灣國立成功大學頒授建築工程學士學位；一九六五年獲北卡羅萊納州立大學頒授建築學士學位；及一九七四年獲美國Pratt Institute頒授城市規劃理學碩士學位。彼為建築及規劃公司宗邁建築師事務所之常務合夥人。費先生擁有三十年以上規劃及建築項目經驗。創立宗邁建築師事務所前，費先生曾在美國多家建築公司工作。彼過往於一九九三年至一九九六年間，擔任合和前上市附屬公司亞洲電力發展有限公司之非執行董事職務，現時並無擔任合和集團任何董事職務。

藍利益先生，56歲，於二零零三年七月十日獲委任為本公司獨立非執行董事及於二零零三年七月十六日獲委任為審核委員會主席。彼於一九七七年獲美國卡內基美倫大學頒授管理學證書，在銀行、投資及金融業擁有逾三十年經驗。彼由一九九零年至二零零一年擔任廖創興銀行之執行董事。在此之前，彼曾為花旗銀行、Mellon Bank及美國運通銀行之副總裁。彼過往或現時並無擔任合和集團任何董事職務。彼持有廣深高速公路(控股)有限公司發行之美金400,000元於二零零四年到期之9.875厘票據(約相當於票據總值之0.2%)。

嚴震銘先生，33歲，於二零零三年七月十日獲委任為本公司獨立非執行董事。彼於一九九零年獲美國波士頓大學頒授生產工程學士學位，以及於一九九二年獲加拿大麥基爾大學頒授工商管理碩士學位。於一九九九年加入福田實業(集團)有限公司(「福田實業」)前，彼於合和擔任基建項目總監。嚴先生過往為合和僱員及於一九九七年至一九九九年間，為合和附屬公司PT Hi Power Tubanan 1之董事。現時，嚴先生並無擔任合和集團任何董事職務，現為福田實業之主席助理。福田實業為於聯交所上市之公司，及其附屬公司主要從事生產及銷售針織布。福田實業與本集團或合和集團之間並無任何關係。

公司秘書

李業華先生，61歲，於二零零三年七月三日獲委任為本公司之公司秘書。李先生於一九六五年畢業於香港大學，獲頒文學士學位。彼為執業律師及胡關李羅律師行之合夥人，兼任中國委託公證人。李先生為多家上市公司之獨立非執行董事，亦擔任超過20家上市公司(包括合和)之公司秘書。

員工

於二零零三年四月，本集團應共有32名全職員工，其中23名為香港員工，另外9名為中國員工。下表為按職能劃分本集團過去兩年全職員工數目：

	於以下年份四月	
	二零零二年	二零零三年
專業	7	12
營運	20	20

董事相信，本公司與本集團之員工維持良好關係。本集團之員工並沒有以任何集體談判單位或工會作代表。

本集團為全體僱員提供醫療福利計劃，並已採納供香港僱員參加之強制性公積金計劃。

本公司不知悉，本集團僱員或員工在本集團經營業務所在之地區，違反兒童保護、公平勞工標準、工作環境及行為守則有關之法律、法規及規定。

董事酬金

截至二零零零年、二零零一年及二零零二年六月三十日止三個年度各年及截至二零零三年四月三十日止十個月，本公司應支付董事之酬金總額(包括袍金、薪酬、退休福利計劃供款及其他福利)分別約為港幣2,051,000元、港幣2,361,000元、港幣3,382,000元及港幣2,012,000元。

介乎下列酬金範圍之董事人數如下：

	截至六月三十日止年度			截至四月三十日止十個月	
	二零零零年	二零零一年	二零零二年	二零零三年	上市日期
	董事人數	董事人數	董事人數	董事人數	董事人數
零至港幣1,000,000元	2	2	2	2	5
港幣1,000,001元至港幣1,500,000元	1	1	–	1	1
港幣1,500,001元至港幣2,000,000元	–	–	–	–	4
港幣2,000,001元至港幣2,500,000元	–	–	1	–	1
港幣2,500,001元至港幣3,000,000元	–	–	–	–	–
港幣3,000,001元至港幣3,500,000元	–	–	–	–	1

除上文所披露者外，截至二零零二年六月三十日止三個年度及截至二零零三年四月三十日止十個月，本公司或其任何附屬公司概無已付或應付予董事任何其他款項。

根據現行安排，截至二零零三年六月三十日止年度，應支付予董事之酬金總額估計約為港幣2,682,000元。

根據現行建議安排，待本公司股份在聯交所上市後，本公司及其附屬公司於上市日期或前後開始應支付予本公司董事之年度酬金（不包括可能支付之任何管理花紅）將如下：

	港幣（調整至最接近之千位）
胡應湘爵士	3,260,000元
何炳章先生	2,500,000元
胡文新先生	1,906,000元
陳志鴻先生	1,906,000元
梁國基工程師	1,737,000元
黃禮佳先生	590,000元
賈呈會先生	1,012,000元
葉思明先生	1,672,000元
中原紘二郎先生	100,000元
費宗澄先生	100,000元
藍利益先生	100,000元
嚴震銘先生	100,000元

董事會之審核委員會

本公司已成立審核委員會，並已按上市規則附錄十四所載之最佳應用守則書面列明職權。審核委員會之主要職務為審閱和監督本集團之財務申報程序和內部控制制度。審核委員會由三名獨立非執行董事組成，成員包括委員會主席藍利益、費宗澄及中原紘二郎。

一般情況

現時，合和集團(就此而言，包括本集團)主要在香港和中國從事發展、投資及經營物業及收費公路、橋樑及隧道，以及相關之基建項目。根據上市規則之定義，合和集團為本集團之「關連人士」。

緊隨售股(假設認股權證、超額配股權及中銀購股權不獲行使)，合和將於本公司已發行股本中擁有約75%權益，因此將成為本集團之「關連人士」。

本集團成員公司與合和集團成員公司之間之現有關連交易，獲豁免上市規則第14.24條之披露及股東批准規定，該等交易已載於下文「關連交易」一節。本公司與合和集團之成員公司進行關連交易將須遵守上市規則，惟除本招股章程所披露者外，現時並無或建議訂立安排約束合和集團與本集團維持業務和股權方面之關係。

本公司管理層已採取一項政策，一般而言，除項目之規模足以證明本集團應進行或其他特別情況外，本集團將只會參與封閉式高速公路項目(與開放式公路不同)。

高速公路	開放式公路
以由一個目的地往另一個目的地可更高速駕駛及更快抵達，而不會受到互通立交／交滙處中斷為設計目標。	為促進沿公路駛入當地城鎮／地區為設計目標。
透過立交與其他道路連接，使通過之交通將不會受到中斷。立交以斜坡連接。	其他道路與公路交滙及透過互通立交／交滙處與其他道路連接，並受繞道或交通燈控制，因此車流量將會受到互通立交／交滙處中斷。
全面通車控制－進出只可透過立交(或已設立之進出口點)。	進入受部分控制或進入不受控制－車輛可通過沿公路之互通立交／交滙處進出。互通立交／交滙處為並無進出斜坡之連接，及通常會設有交通燈。
整條幹道為封閉。所有車流量須經過控制進出口使用公路。	公路幹道不一定是封閉。車輛只須在收費站收費及只要不經過收費站，毋須繳費便可使用公路。
設計車速最少為每小時100公里。	設計車速低於每小時100公里；一級公路之設計車速通常為每小時80公里。
有關收費高速公路，通行費通常按車程收取。	有關收費開放式公路，收費在固定收費點收取。倘車輛駛入或駛出公路，而並無經過收費點，則即使已使用部分公路亦毋須繳費。

因此，現時並非高速公路之順德公路及順德105國道，已剔出本集團。在路線及覆蓋範圍方面，本集團之項目與順德公路及順德105國道並沒有直接競爭。雖然本集團及合和集團之項目由相同之總監管理，順德公路及順德105國道均獨立於本集團之項目，自完成重組以來，順德公路及順德105國道一直由合和集團管理及經營。

本集團現時無意收購合和集團於順德公路或順德105國道之權益。然而，待日後開發珠江三角洲西岸幹道三期之時機合適，視乎最終路線之分佈，本集團可能為開發該項目，尋求收購順德公路長22.8公里之碧桂路段（或其任何部分）（順德公路全線總長102公里，合和集團於順德公路之權益佔25%）。任何該等收購將須符合上市規則所有有關條文之規定。謹請注意，珠江三角洲西岸幹道二期及三期只屬籌劃階段，但將積極策劃落實。

本集團業務重點清晰，有異於合和集團之業務。本集團之業務專注於倡議、推動、發展和經營廣東省，特別是珠江三角洲之重點公路、橋樑、隧道及相關基建項目。合和集團之成員公司概無在中國從事收費公路基建業務，惟合和集團於分別經營兩條開放式公路順德公路及順德105國道之共同控制個體分別擁有之25%及30%權益除外。順德公路及順德105國道只佔合和截至二零零一年六月三十日及二零零二年六月三十日止年度之未計利息及稅項前盈利分別約0.1%及2.3%，因此持有順德公路及順德105國道之權益不構成合和集團之主要業務，以及基於上述原因，合和集團所保留之業務與本集團之業務明顯分開。於本招股章程刊發日期，董事相信，合和集團並無進行直接與本集團業務競爭之業務活動。

合和已給予本公司不競爭承諾，只要合和為控股股東（該詞彙之定義見上市規則）及仍然為本公司單一最大股東，合和將不會（本身或透過其附屬公司，不包括本集團）從事投資中國收費公路項目（包括橋樑及隧道），但下列項目除外：

(1) 收費公路項目，當中：

    (i) 本集團獲給予收購或涉及或參與之機會；及

    (ii) 本公司之獨立非執行董事（該詞彙之定義見上市規則）已獨立審閱及決定，本集團應拒絕收購或涉及或參與之機會；或

(2) 本公司獨立非執行董事已獨立審閱及決定邀請合和或其指定附屬公司夥同本集團從事或參與之收費公路項目，而獨立非執行董事認為，合和集團從事或參與該等項目乃符合本公司全體股東之利益；或

(3) 從事中國收費公路項目業務之任何公司發行在認可證券交易所上市之股本證券之權益，惟合和集團直接或間接持有之權益相當於該公司已發行股本總額不超過15%，及合和集團並無控制有關公司董事會；或

(4) 合和集團現時持有經營順德公路之共同控制實體之25%權益及經營順德105國道之共同控制實體之30%權益。

倘本公司獨立非執行董事已獨立審閱及決定本集團應拒絕收購或涉及或參與之機會，而該機會會由餘下之合和集團獲取，本公司將另行發表公佈。

除上述之不競爭承諾外，合和集團並無承諾不從事與本集團競爭之業務，亦無存在任何合約限制規限其不得從事與本集團競爭之業務。

本集團自設按職能劃分部門，包括項目管理部、工程部及會計部，全部均獨立於合和集團運作。大部分董事現時並無擔任合和董事會之董事職務。除胡應湘爵士、何炳章先生及胡文新先生外，董事現時並無擔任合和集團管理角色。本公司董事會現時亦包括四名獨立非執行董事，監察內部控制及對董事會就涉及潛在利益衝突之重大交易之決策提供查核及平衡意見。根據上文所述，本集團可獨立於合和集團運作。

合和須就建議將本公司獨立上市遵守上市規則第十五項應用指引之「分拆」規定，及就該目的而視合營企業為合和之附屬公司。該等規定包括(其中包括)取得合和股東批准該獨立上市之規定(由於本集團之除稅前營業溢利佔合和集團(包括本集團)之除稅前營業溢利超過15%，因此根據聯交所與合和訂立之上市協議所界定，本集團為合和之「主要附屬公司」，及售股可能構成重大攤薄合和於本集團之權益，及視乎發售價及預期本公司之市值，根據上市規則第十四章，售股亦可能構成合和之主要交易)，而該批准於二零零三年七月十六日合和特別股東大會上已授出)。合和已向聯交所申請，及已獲授予豁免第十五項應用指引第3(f)段有關合和股份持有人享有之股份保證配額權利之嚴格規定，原因為認股權證較傳統之優先發售方式更能為合和股份持有人提供較佳之股本權益。

關連交易

本集團成員公司與合和集團成員公司之間之現有關連交易，獲豁免遵守上市規則第14.24條之披露及股東批准規定，包括以下幾項交易。

獲豁免關連交易

根據低額豁免規定之獲豁免關連交易

1. 合和集團與本集團之間之租賃安排

(i) 就合和中心辦事處訂立之租約

本公司之附屬公司合和中國發展與合和之全資附屬公司Singway (B.V.I.) Company Limited(「Singway」)訂立一項租約(「租約」)，據此，合和中國發展向Singway租賃位於香港灣仔皇后大道東183號合和中心64樓64-02室約2,359平方呎之辦公室物業(「該物業」)。租約將一直有效至二零零四年六月三十日為止，因此，預期租約將於售股完成

後繼續生效。根據租約，該物業每個曆月之租金為港幣35,392.50元。此外，合和中國發展須負責支付其部分差餉、電力及空調費，截至二零零二年六月三十日止之財政年度，連租金合共約港幣554,000元。

根據租約，於租約年期內，本集團應付予Singway之金額，預期每年將不超逾港幣1,000,000元。董事(包括獨立非執行董事)及保薦人認為，租約是於本集團日常及一般業務過程中按正常商業條款訂立，及對本公司股東而言公平合理。

(ii) 租賃合和中心若干車位

本集團一成員公司現時與Singway訂立租賃安排，以月租形式租賃合和中心一個車位。於售股完成後，預期這項安排將會繼續，而本集團可能會與Singway訂立更多租賃安排，租賃更多車位(雖然現時無計劃訂立更多該等租賃安排)。現時該車位每月應付之租金為港幣5,350元，現時預期於售股完成後，本集團出租或可能租賃(均與合和集團租賃)之車位之年租金總額，每個財政年度將不超過港幣1,000,000元。董事(包括獨立非執行董事)及保薦人認為，現時租賃車位之安排，以及於售股完成後任何額外車位租賃之可能安排，均是及將會於本集團日常及一般業務過程中按正常商業條款訂立，及對本公司股東而言公平合理。

2. 合信保險及再保險顧問有限公司向本集團提供保險顧問服務

合信保險及再保險顧問有限公司(「合信保險」)現時及預期於售股完成後繼續向本集團提供保險顧問服務(「保險顧問服務」)。截至二零零二年六月三十日止財政年度，合信保險收取之保險顧問服務費總額約為港幣5,000元，而本集團預期於售股完成後，每個財政年度所支付之保險顧問服務費總額，將不會超逾港幣1,000,000元。董事(包括獨立非執行董事)及保薦人認為，現時及於售股完成後提供保險顧問服務，均會於本集團日常及一般業務過程中按正常商業條款進行，及對本公司股東而言公平合理。

由於合和間接持有合信保險25%權益，合信保險為合和之聯營公司，因此成為本公司之關連人士。何炳章先生連同其聯繫人實益持有香港保險代理有限公司已發行股本之100%，該公司擁有合信保險已發行股本之50%。因此，根據上市規則，合信保險與本集團之間之交易將構成關連交易。

3. 與合和集團共用行政服務

合和之若干附屬公司現時向本集團提供若干辦公室行政服務，包括共用電腦系統、人事服務、公司秘書服務、室內裝修服務、電力和機械服務、辦公室行政服務，以及辦公室文儀供應及電腦配件採購服務(統稱「該等服務」)。現時就該等服務收取費

用之基準，按付現成本及根據實際使用量計算，但部門提供服務所涉及之雜費並不計算在內。截至二零零二年六月三十日止財政年度，本集團就提供該等服務向合和集團支付約港幣205,000元。本集團估計，本集團於截至二零零三年六月三十日止年度應付之費用，將不超過港幣200,000元。這項安排預期於售股完成後將會繼續。於售股完成後，本集團將按成本及根據實際使用量支付該等服務之費用，或按所耗員工工時及/或其他資源之比例與合和集團攤分提供該等服務產生之費用及成本，視乎不同種類之該等服務適用之計法而定。董事(包括獨立非執行董事)及保薦人認為，於售股完成後提供該等服務將於本集團日常及一般業務過程中按正常商業條款進行，及對本公司股東而言公平合理。

根據上市規則第14.24(5)條，按正常商業條款訂立，並且每年之總代價或價值低於港幣1,000,000元或上市發行人有形資產淨值0.03%兩者中較高者之持續關連交易，一般會獲豁免上市規則第14.23條至14.32條訂明之所有申報、公佈及股東批准規定。由於上文第1(i)、1(ii)項所述之租約、上文第(2)項所述之提供保險顧問服務及第(3)項所述之提供該等服務涉及之該等交易屬持續及經常性質，每項該等交易之年度總代價不超逾港幣1,000,000元或售股完成後本集團有形資產淨值0.03%兩者中較高者，故該等交易根據第14.24(5)條被視為獲豁免持續關連交易。倘於任何財政年度，本集團就任何該等交易應付之代價，超逾港幣1,000,000元或本集團有形資產淨值0.03%兩者中較高者，根據有關之安排進行之該等交易，將須受上市規則第14.23條至14.32條之適用申報、公佈及股東批准規定所限制。

主要股東

就董事所知，緊隨售股完成後，但不計及因行使超額配股權或認股權證附帶之認購權而可能發行之任何股份，下列人士(並非董事或本公司最高行政人員)將持有就證券及期貨條例第XV部而言須予披露之權益5%或以上：

名稱	股份數目	百分比
Anber Investments Limited	2,160,000,000	75%
珠江基建發展有限公司[(1)]	2,160,000,000	75%
Dover Hills Investments Limited[(2)]	2,160,000,000	75%
Supreme Choice Investments Limited[(3)]	2,160,000,000	75%
合和[(4)]	2,160,000,000	75%

附註：

(1) 此處指上文Anber Investments Limited名稱右欄呈列之同一批股份。由於Anber Investments Limited由珠江基建發展有限公司全資擁有，根據證券及期貨條例第XV部，珠江基建發展有限公司將被視為擁有Anber Investments Limited持有之同等數目之股份權益。

(2) 由於Dover Hills Investments Limited全資擁有珠江基建發展有限公司，根據證券及期貨條例第XV部，Dover Hills Investments Limited將被視為擁有珠江基建發展有限公司持有之同等數目之股份權益。

(3) 由於Supreme Choice Investments Limited全資擁有Dover Hills Investments Limited，根據證券及期貨條例第XV部，Supreme Choice Investments Limited將被視為擁有Dover Hills Investments Limited持有之同等數目之股份權益。

(4) 由於合和全資擁有Supreme Choice Investments Limited，根據證券及期貨條例第XV部，合和將被視為擁有Supreme Choice Investments Limited持有之同等數目之股份權益。

除本招股章程所披露者外，但不計及因行使超額配股權或根據認股權計劃授出或將授出之認股權或認股權證附帶之認購權而可能發行之任何股份，就董事所知，概無任何人士於緊隨售股完成後，將直接或間接擁有任何類別股本(附帶權利可在任何情況下於本集團任何成員公司之股東大會上投票)面值5%或以上之權益。

中銀購股權

於二零零零年，合和向當時之中國銀行(香港分行)(現時由中國銀行(香港)有限公司(「中銀」)承繼)授出一項購股權(「中銀購股權」)，向合和購買最多佔上市日期本公司現有已發行股本5%。根據預期於上市日期將發行之2,880,000,000股股份計算，中銀購股權將包括合和(或其附屬公司)持有合共144,000,000股股份。由上市日期起截至該日後滿36個月之日(包括首尾兩天)止期間任何時候(及在一個或多個情況下)，中銀購股權可予行使，惟根據每項中銀購股權之行使而購買之股份數目，其總值最少必須為港幣10,000,000元。購股權之行使價界定為「每股股份之首次公開招股價」。就此而言，股份透過售股在聯交所上市將為「首次公開招股」。合和與中銀訂立之購股權協議載有在若干情況下，調整購股權行使價之條文，包括(但不限於)更改本公司之資本結構、本公司分派資本、若干股本及可換股證券發行、授出向獨立專家查詢購股權行使價之若干權利及一般權利。就目前預計，合和不會因中銀購股權之行使而終止其控股股東之身份。

謹請注意，上市規則第10.07(1)(a)條禁止發行人控股股東由發行人股份在聯交所開始買賣之日起計六個月期間，出售其於發行人上市前實益持有之發行人任何股份。倘中銀於該六個月期間內行使中銀購股權，合和將作出必需安排，確保遵從該項規定(例如促使自願賣方或借取股份，出售股份予中銀，或任何其他被視為適當之方法)。

		港幣
法定股本：		
10,000,000,000	股每股面值港幣0.10元之股份	1,000,000,000
已發行股份：		
2,160,000,000	股於本招股章程刊發日期已發行之股份	216,000,000
將發行股份：		
720,000,000	股根據售股將發行之股份	72,000,000
總計：		
2,880,000,000	股股份	288,000,000

將發行之認股權證：

87,533,990	份透過保證配額權利將予發行之認股權證估計數目

附註：

(1) 假設

上表假設售股將成為無條件，但並未計及超額配股權之行使或因行使任何認股權證須予發行之任何股份。上表亦無計及因行使根據認股權計劃授出之認股權，或下文附註5所述之一般性授權而可能發行，或本公司根據下文附註6所述之授權可能購回之任何股份。

倘超額配股權獲行使，緊隨售股完成後，本公司將有約2,988,000,000股股份。

(2) 權益

將予發行之股份將與現時已發行或將予發行之所有股份具有同等地位，尤其是將完全享有於本招股章程刊發日期後之記錄日期所宣派、作出或派付之一切股息或其他分派。

(3) 認股權計劃

本公司已有條件採納認股權計劃，其扼要載於附錄九「認股權計劃」一段。根據認股權計劃，本集團之員工及董事（其中包括）可獲授認股權，有權認購最多相當於緊隨售股完成後之已發行股份總數10%之股份。

(4) 認股權證

每份認股權證賦予可按相等於發售價（可予調整）之初步認購價，認購相等於發售價款額之股份。

(5) 發行股份之一般性授權

董事獲授一項一般性無條件授權，以配發、發行及處置（供股、以股代息計劃或類似安排除外）面值總額不超過按本招股章程所述方式已發行及將發行之本公司股本（包括因超額配股權之行使而可能發行之股份）面值總額20%之股份。

除根據該授權有權發行之股份外，董事可根據供股、以股代息計劃或類似安排配發、發行及處置股份，或配發、發行及處置根據認股權計劃授出之認股權獲行使而將發行之股份。

此項授權於下列期限（以最早者為準）前仍然有效：

(i) 本公司下一屆股東週年大會結束；

(ii) 法例或本公司之公司細則規定本公司須舉行下一屆股東週年大會之期限屆滿；或

(iii) 股東在股東大會上以普通決議案加以修改或撤回授權。

此項一般性授權之詳情請參閱附錄九「唯一股東於二零零三年七月十六日通過之書面決議案」一段。

(6) 購回股份及認股權證之一般性授權

董事亦獲授一項一般性無條件授權，以行使本公司一切權力，購回面值總額不超過(a)就股份而言，緊隨售股完成後本公司已發行股本（包括因行使超額配股權而可能發行之股份）面值總額；及(b)就認股權證而言，緊隨售股完成後之已發行認股權證10%之股份及附有可認購股份權利之認股權證。

此項授權僅與於聯交所或股份及認股權證上市之任何其他證券交易所（並已就此獲證監會及聯交所認可）進行之購回有關，並須按照一切適用法例及上市規則規定進行。有關上市規則概要載於附錄九「本公司購回本身證券」分段。

此項授權於下列期限（以最早者為準）前仍然有效：

(i) 本公司下一屆股東週年大會結束；

(ii) 法例或本公司之公司細則規定本公司須舉行下一屆股東週年大會之期限屆滿；或

(iii) 股東在股東大會上以普通決議案加以修改或撤回授權。

指定財務及營運資料

準投資者應將下列所載之指定合併財務及營運資料與附錄一所載之會計師報告一併閱讀。本公司之財政年度為截至六月三十日，而合營企業之財政年度為截至十二月三十一日。於編製本集團之合併財務資料，將每家合營企業之每月財務數據乃予以彙集計算，以反映截至六月三十日止財政年度之數據。原先並無根據國際財務申報準則呈列之財務數據轉為根據國際財務申報準則呈列，及根據國際財務申報準則進一步作出調整，以按比例綜合。編製基礎載於附錄一會計師報告A節（財務資料）附註1。

下表呈列指定合併收益表數據、合併資產負債表數據及合併現金流動數據，從本集團截至二零零零年、二零零一年及二零零二年六月三十日止三個年度各年及於該等日期，及截至二零零三年四月三十日止十個月及於該日之經審核合併財務資料得出；及呈列根據本集團截至二零零二年四月三十日止十個月之未經審核合併財務資料。此未經審核財務資料以本集團未經審核管理賬目為基礎，僅作比較之用。

收益表數據

	截至六月三十日止年度			截至四月三十日止十個月	
	二零零零年	二零零一年	二零零二年	二零零二年	二零零三年
	港幣千元	港幣千元	港幣千元	港幣千元 （未經審核）	港幣千元
營業額[1]	769,607	859,793	918,450	765,653	861,183
通行費營運開支	(76,112)	(85,128)	(77,549)	(64,624)	(77,004)
其他營運收入	267,441	323,822	151,639	126,391	53,529
其他營運開支	(144,755)	(165,993)	(211,127)	(175,939)	(210,035)
經營業務溢利	816,181	932,494	781,413	651,481	627,673
財務成本	(267,683)	(303,643)	(220,635)	(183,862)	(167,685)
除税前溢利	548,498	628,851	560,778	467,619	459,988
所得税開支	(24,700)	(25,798)	(19,298)	(16,082)	(16,420)
除税後溢利	523,798	603,053	541,480	451,537	443,568
少數股東權益	(4,849)	(2,431)	(9,051)	(7,543)	(9,869)
本年度／期間溢利	518,949	600,622	532,429	443,994	433,699
股息	–	–	2,200,000	2,200,000	–
每股盈利－基本[2]	港幣0.24元	港幣0.28元	港幣0.25元	港幣0.21元	港幣0.20元

附註：

(1) 營業額指通行費收入，扣除營業税。

(2) 各期間之每股基本盈利為按各期間之溢利及各期間內被視為已發行之普通股2,160,000,000股計算。

資產負債表數據

	於六月三十日			於四月三十日	
	二零零零年	二零零一年	二零零二年	二零零二年	二零零三年
	港幣千元	港幣千元	港幣千元	港幣千元 (未經審核)	港幣千元
資產					
非流動資產					
發展中收費公路及提供予共同控制個體之貸款	5,320,871	4,712,508	1,639,721	1,767,851	1,161,353
其他非流動資產	11,239,254	11,232,861	11,033,008	11,101,853	10,899,166
非流動資產總額	16,560,125	15,945,369	12,672,729	12,869,704	12,060,519
流動資產					
其他流動資產	579,325	44,877	162,097	253,558	126,930
銀行結餘及現金	259,232	512,749	97,819	180,885	291,063
流動資產總額	838,557	557,626	259,916	434,443	417,993
總資產	17,398,682	16,502,995	12,932,645	13,304,147	12,478,512
股東權益及負債					
資本及儲備金					
股本	312	312	312	312	312
儲備金	1,888,301	2,489,536	820,788	733,465	1,246,600
資本及儲備金總額	1,888,613	2,489,848	821,100	733,777	1,246,912
少數股東權益	7,250	9,681	18,732	17,224	28,601
非流動負債					
長期借款，非即期部分	13,319,108	12,934,315	11,628,851	11,984,985	10,556,280
遞延稅項負債	47,500	73,000	91,900	89,082	108,070
其他非流動負債	22,235	38,991	18,163	17,971	–
非流動負債總額	13,388,843	13,046,306	11,738,914	12,092,038	10,664,350
流動負債					
應付貸款，即期部分	1,881,133	787,263	253,857	340,365	376,197
其他流動負債	232,843	169,897	100,042	120,743	162,452
流動負債總額	2,113,976	957,160	353,899	461,108	538,649
股東權益及負債總額	17,398,682	16,502,995	12,932,645	13,304,147	12,478,512

現金流動數據

	截至六月三十日止年度			截至四月三十日止十個月	
	二零零零年	二零零一年	二零零二年	二零零二年	二零零三年
	港幣千元	港幣千元	港幣千元	港幣千元 (未經審核)	港幣千元
經營業務產生之現金流動					
營運產生之現金	590,031	676,791	702,462	550,706	843,973
已收利息	6,907	14,395	5,467	4,100	4,212
已付所得稅	–	(298)	(398)	–	(250)
經營業務產生之現金淨額	596,938	690,888	707,531	554,806	847,935
投資業務之現金流動					
於收費公路項目之投資及增添提供予共同控制個體之貸款	(337,650)	(22,495)	(1,179)	–	–
發展中之收費公路項目之還款及提供予共同控制個體之貸款	485,912	1,436,665	3,171,253	3,123,107	491,842
購置物業及設備，已扣除出售所得款項	(493,801)	(95,963)	7,380	(3,080)	(60,157)
(用於投資業務)／投資業務產生之現金淨額	(345,539)	1,318,207	3,177,454	3,120,027	431,685
融資活動之現金流動					
已付利息	(148,431)	(205,292)	(293,876)	(241,595)	(137,065)
應付貸款增加	1,448,888	1,454,803	3,296,710	3,296,710	–
償還應付貸款	(1,343,480)	(3,003,235)	(7,307,472)	(7,061,746)	(950,476)
用於融資活動之現金淨額	(43,023)	(1,753,724)	(4,304,638)	(4,006,631)	(1,087,541)
現金及現金等值物增加／(減少)淨額	208,376	255,371	(419,653)	(331,798)	192,079
年／期初現金及現金等值物	75,976	259,232	512,749	512,749	97,819
外滙調整之影響	(25,120)	(1,854)	4,723	(66)	1,165
年／期末現金及現金等值物	259,232	512,749	97,819	180,885	291,063

根據公司條例附表三第27及第31段及上市規則第4.04條，本公司須載入緊接本招股章程刊發前三個財政年度各年之財務業績。證監會及聯交所已分別授出有關該兩項規定之豁免。不過，截至二零零二年六月三十日止三個年度及截至二零零三年四月三十日止十個月之業績已收錄於附錄一會計師報告內。董事確認，已進行充分之盡職審查，以確保自二零零三年四月三十日以來直至本招股章程刊發日期，本集團之財務或經營狀況並無任何重大不利轉變，及自二零零三年四月三十日以來，概無出現任何事件將會重大影響會計師報告所示之資料。

管理層對財務狀況與經營業績之討論及分析

準投資者應將下列對財務狀況與經營業績之討論及分析與附錄一會計師報告一併閱讀。會計師報告已根據國際財務申報準則編製，而國際財務申報準則在若干重大方面與香港公認會計原則及美國公認會計原則不同。請參閱附錄二「國際財務申報準則、香港公認會計原則及美國公認會計原則之主要差異概要」。會計師報告及下文之討論及分析，假設本公司目前之架構於有關期間已一直存在。本公司之財政年度為截至六月三十日，而合營企業之財政年度為截至十二月三十一日。於編製本集團之合併財務資料時，每家合營企業之每月財務數據乃予以彙集計算，以反映截至六月三十日止財政年度之數據。原先並無根據國際財務申報準則呈列之財務數據轉為根據國際財務申報準則呈列，及根據國際財務申報準則進一步作出調整，以按比例綜合。有關其他資料，請參閱附錄一會計師報告A節(財務資料)附註1及2。

呈報基準

現時組成本集團之公司之合併收益表、合併股東權益變動報表及合併現金流動表經已編製，猶如現有集團架構於整個業績記錄期間，或自其各自之註冊成立或成立之日(以較短者為準)一直存在。本集團於二零零零年、二零零一年及二零零二年六月三十日及二零零二年及二零零三年四月三十日之合併資產負債表經已編製，呈列現時組成本集團之公司於各有關日期之資產及負債，猶如現有集團架構於該等日期已存在。

誠如本招股章程所示，本公司根據國際財務申報準則編製賬目，及本集團於合營企業之權益已根據國際財務申報準則，按比例綜合基礎列賬。合和為於香港註冊成立之公司，根據香港公認會計原則及公司條例編製其綜合賬目。由於就公司條例而言，合營企業現時及不曾是合和之附屬公司，所以公司條例不准許將合營企業以按比例綜合會計基礎列賬。

業務概覽

營運前項目

項目分為兩個階段：建造(或「營運前」)階段及建造完成後之營運階段。於項目之營運前階段，項目應佔以及本集團與合營企業產生之利息開支已撥充資本。待項目開始營運，本集團及合營企業視利息收入為已賺取及利息開支為已產生。

本集團及西線一期中方夥伴目前正成立西線一期合營企業以發展西線一期項目，屬營運前階段。西線一期合營企業合同將規定本集團可享有西線一期合營企業營運收入淨額之50%。

營運項目

本集團透過兩家合營企業—廣深高速公路合營企業及環城公路合營企業於兩個營運項目持有權益。本集團大部分之合併收入來自其應佔該等合營企業之業績。合營企業不被視為本公司之附屬公司，而本公司於合營企業之權益是根據國際財務申報準則以按比例綜合賬目基準計算。

於業績記錄期間，各自對本集團合併業績之貢獻：

	截至六月三十日止年度			截至四月三十日止十個月
	二零零零年	二零零一年	二零零二年	二零零三年
	港幣千元	港幣千元	港幣千元	港幣千元
營業額				
一廣深高速公路	721,755	789,668	846,933	789,569
一廣州東南西環高速公路	47,852	70,125	71,517	71,614
	769,607	859,793	918,450	861,183
淨溢利				
一廣深高速公路	161,473	211,522	442,767	466,672
一廣州東南西環高速公路	12,032	29,022	24,429	34,609
	173,505	240,544	467,196	501,281

本集團按比例應佔各家該等合營企業之收入及開支(以合同釐定之比例為基礎)是逐項於合併收益表內入賬。根據有關合營企業合同所訂明之時間表，本集團按比例應佔廣深高速公路合營企業之溢利，於二零零七年七月一日將由50%下降至48%，而於二零一七年七月一日則下降至45%。本集團應佔環城公路合營企業現金流動淨額於二零一二年一月一日將由45%下降至37.5%，並於二零二二年一月一日下降至32.5%。

溢利分派須待有關合營企業之董事會批准，始可作實。廣深高速公路合營企業銀行貸款之契諾規定，其須於其銀行賬戶留存人民幣50,000,000元，並於作出任何分派前，事先取得銀行代理之批准。待達成該等條件後，廣深高速公路合營企業獲准將其餘下現金結餘之80%作為股息每年分派兩次。根據環城公路合營企業之銀行貸款協議，對於分派經營盈餘淨額並無限制，惟其須履行即時到期償還之債項責任。待償還廣深高速公路合營企業尚未償還之銀行貸款後，本集團將有權獲償還其註冊資本。就環城公路合營企業而言，待償還其股東貸款後，本集團亦可獲償還其投入環城公路合營企業之註冊資本。

合營企業之經營業績

合營企業之經營業績受下列各項影響：

- 交通量及因此帶來可影響交通之其他因素；
- 車輛類別；
- 高速公路行車車程；
- 通行費率水平；
- 營運費用；
- 資本開支；

- 一般及行政費用；
- 稅項；
- 財務成本；及
- 資產(包括商譽)折舊及攤銷

由於合營企業之收益絕大部分來自通行費收入，而合營企業之收益與車流量、車輛種類、通行費率水平及車程長短有密切關係。其他營運收入包括租金收入、廣告牌收入、配套服務收入、其他利息收入及以美金或港幣計算之貸款之滙兑收益或虧損。

營運費用包括日常保養及改善道路，以及與道路以外之資產有關之折舊費用。一般及行政費用主要包括人事、管理及行政費用。

項目成本包括額外投資及成本超支(如有)，於項目之專營期(通常為30年)予以折舊。過去，各個項目之專營期於該項目開始營運時起計；然而，現行慣例為營運前及未來項目之專營期於發出該項目之營業執照時起計。

財務成本包括若干股東貸款、註冊資本、銀行融資及其他貸款之利息。

少數股東權益

一名少數股東持有合和中國發展之母公司冠佳有限公司中2.5%之權益。該名少數股東有權享有相等於廣深高速公路合營企業分派之股息總額減去合和中國發展及冠佳有限公司一般及行政費用後之1%，而於專營期第十年後則會削減至0.75%。

外滙影響

合營企業之所有收益以人民幣收取。人民幣之任何貶值將會對以外幣計算之合營企業收益及盈利造成不利影響。人民幣相對於美金及／或港幣之貶值可分別增加須以該等貨幣支付承擔之合營企業及本集團之現金流動部分。

稅項

截至二零零零年、二零零一年及二零零二年六月三十日止三個年度各年及截至二零零三年四月三十日止十個月，本集團之實際稅率分別為4.5%、4.1%、3.4%及3.6%。本集團之所得稅開支主要為其按比例分佔就合營企業之中國所得稅作出之遞延稅項撥備。法定中國所得稅率為33%。由於合營企業有權享有中國所得稅之若干豁免及寬免，所以本集團之實際稅率遠遠低於法定稅率。

所有合營企業目前須就通行費收入總額及若干其他收入繳納5%之營業稅。適用於廣深高速公路合營企業及環城公路合營企業之外商企業所得稅率為15%。然而，根據廣東省稅務局之批准，廣深高速公路合營企業於其首個獲利年度起計首五年獲豁免繳納該等稅項，其後五年按7.5%之稅率繳稅，該首個獲利年度是根據中國會計標準及稅務規則計算。此後，適用於廣深高速公路合營企業之外商企業所得稅率回復至15%。另外，由一九九四年七月開

始計五年獲豁免繳納5%營業税。廣東省政府已批准返還廣深高速公路合營企業截至一九九九年十二月止已付之營業税。廣深高速公路合營企業亦於其首個獲利年度起計十年獲豁免支付3%之地方所得税。

根據現行中國税務法律及法規，環城公路合營企業由首個獲利年度起，有權因經營收費公路產生之收入應繳之外商企業所得税享有兩年豁免，及其後三年減免50%税率，該首個獲利年度為根據中國會計標準及税務規定計算，但須待有關政府機關批准。此外，環城公路合營企業已取得廣州市政府授出税務優惠待遇，形式為由首個獲利年度起，豁免五年外商企業所得税及其後五年獲減免50%税率。然而，根據現行中國税法及規例，環城公路合營企業須向國家税務總局取得批准，有權享有廣州市政府授出之更優惠税務待遇。環城公路合營企業擬在適當時候申請該項批文。環城公路合營企業亦獲由首個獲利年度起計十年豁免支付地方所得税3%。儘管上文所述，根據廣東省税務規定，豁免及減免支付地方所得税之期間將相等授予環城公路合營企業豁免支付外商企業所得税之最後批准期間。環城公路合營企業須就其通行費收入支付營業税(現時税率定為5%)。請參閱「公路項目」各項目有關之「税項」。

中國政府政策

本公司知悉廣東省政府提出統一通行費率倍數，以及落實廣東省收費安排之變動。倘該等建議獲採納，則本集團西線一期及未來項目之收益及盈利或會受到不利影響。請參閱「風險因素—與中國收費公路業有關之風險」。

重要會計政策

本集團財務狀況及經營業績之討論及分析，是以根據國際財務申報準則編製之經審核合併財務報告表為基礎。本集團所呈報之財務狀況及經營業績，容易受到編製本集團合併財務報告表採用之會計法、假設及估計所影響。管理層根據過往經驗及其相信為合理之多項其他假設而作出假設及估計，為判斷不能從其他來源得知之事宜提供基礎。管理層以持續經營基礎評估其估計。隨著事實、情況及環境改變，實際結果或有別於該等估計。

選擇重要會計政策、判斷及其他影響該等政策之運作之不明朗因素，以及呈報結果受情況及假設變動影響之程度，均為審閱本集團合併財務資料時將予考慮之因素。本集團之重要會計政策載於附錄一會計師報告財務資料附註2。管理層相信，下列重要會計政策(其中包括)涉及編製本集團合併財務資料時所採用之最重要判斷及估計。

於共同控制個體之權益之會計處理

一家共同控制個體是由本集團連同其他合營企業夥伴藉此進行經濟活動之合營企業，須受各夥伴共同控制，某一合營企業夥伴對經濟活動概無單方面之控制權。所有主要業務及決策須經雙方同意。本集團根據國際財務申報準則採用按比例綜合賬目，將其於共同控制個體之權益入賬。因此，本集團將其佔共同控制個體之收入及開支、資產與負債，以及

現金流動於其合併財務報告表之有關項目逐項入賬。本集團與其共同控制個體之間之結餘及交易由共同控制個體入賬予以抵銷，惟以本集團應佔相應之結餘及交易為限。於本集團入賬惟不會因按比例綜合賬目予以抵銷之結餘及交易之餘下部分，將適當地於合併財務報告表內反映。倘本集團於共同控制個體之投資成本，超過本集團應佔可辨別資產與負債之價值，則該項投資成本將被列作於共同控制個體之額外投資成本。

減值

本集團資產(包括物業、設備及共同控制個體之額外投資成本)之賬面值是於各個結算日予以檢討，以釐定有否任何跡象顯示該等資產蒙受減值虧損。本集團考慮可影響本集團及其共同控制個體經營之業務、科技或法律環境之外在及內在因素，以及資產之經濟表現。倘出現任何顯示記錄之賬面值或不可收回之事件及變動，即表示該等資產出現減值。倘依董事之判斷，出現任何該等跡象，則估計資產之可收回金額，而減值虧損(相當於資產之賬面值與其可收回金額之差額)則即時被確認作開支。

可收回金額是銷售淨價與使用中價值兩者中之較高者。在釐定使用中價值時，資產預期產生之未來現金流動會貼現至現值，而就此須對日後期間之現金流動預測作出重要判斷，假設除稅前貼現率反映現行市場對金錢之時間值之評估，及某資產獨有之風險。倘減值虧損其後獲撥回，則資產之賬面值會增至其不超過賬面值之經修訂估計可收回金額，而該項賬面值以在過往年度資產並無確認任何減值虧損為準予以釐定。撥回減值虧損即時被確認作收入。就於附錄一會計師報告呈列之會計期間，概無於本集團之合併收益表內確認任何減值虧損或撥回任何減值虧損。

收費公路之折舊

本集團之共同控制個體之高速公路之賬面值，是根據收費高速公路之實際車流量與預期總車流量之比例，於各家共同控制個體之餘下經營期間內折舊。本集團管理層於各個結算日檢討收費公路之預期車流量，以釐定於整段餘下經營期間將予確認之折舊費用金額。本集團就收費公路採取之會計政策乃參考獨立交通顧問編製之交通預測報告，而交通預測報告日後將定期進行。車流量會受是否其他道路可供選擇、質素、鄰近程度及該等可供選擇之其他道路之通行費率差別，以致與其他支路之連繫及有關地區整體經濟增長所影響。上述因素與管理層或獨立交通顧問之假設出現嚴重差別，可能影響折舊。倘先前估計出現重大變動，則日後期間之折舊費用會作出調整。

共同控制個體之額外投資成本之攤銷

本集團因建造及發展共同控制個體經營之收費高速公路產生額外發展開支，惟該等個體並無將該等開支入賬。於按比例綜合賬目時，該等成本按本集團於有關共同控制個體之權益計算之部分，列作收費高速公路之成本。該等成本之餘額列作於共同控制個體之額外投資成本，及按有關共同控制個體於折舊其收費高速公路時採用之相同基準攤銷。

遞延税項

本集團根據資產與負債之財務報告表賬面值與税基之差異，確認遞延税項資產與負債。本集團之共同控制個體已獲自首個應課税獲利年度起計若干年度之所得税豁免及減免。首個應課税獲利年度是於扣除承前之税項虧損後釐定。根據中國所得税法，税項虧損可於五年內結轉以抵銷未來應課税溢利。計算税項之折舊免税額與財務會計折舊費用之間之暫時差額之遞延税項撥備，是按於償還負債期間預期採用之税率計算。如有未來應課税溢利，將可動用以抵銷可扣除暫時差額，則就有關税項虧損確認遞延税項資產。本集團於各個結算日會審閱共同控制個體之溢利預測，從而評估現有暫時差額預期兑現時間或是否會變現。經營實際表現與先前預測之間之任何重大變動，將導致共同控制個體之税務狀況有所變動，最終將影響遞延税項之計算。

截至二零零零年、二零零一年、二零零二年六月三十日止年度及截至二零零二年及二零零三年四月三十日止十個月之經營業績

截至二零零三年四月三十日止十個月與截至二零零二年四月三十日止十個月之比較[1]

截至二零零三年四月三十日止十個月之通行費收入，由截至二零零二年四月三十日止十個月之港幣765,700,000元增加港幣95,500,000元或12.5%至港幣861,200,000元，主要是由於本集團高速公路之車流量增加所致。廣深高速公路合營企業之通行費收入增加及環城公路合營企業之通行費收入增加，為整體收入增加帶來港幣82,600,000元或佔86.5%及港幣12,900,000元或佔13.5%。截至二零零三年四月三十日止十個月之其他營運收入，由截至二零零二年四月三十日止十個月之港幣126,400,000元減少57.7%至港幣53,500,000元。截至二零零二年四月三十日止十個月，本集團之其他營運收入重大百分比，來自本集團向廣深高速公路合營企業提供之貸款之利息收入及廣深高速公路合營企業註冊資本之回報。來自向廣深高速公路合營企業提供之股東貸款之利息收入於二零零三年同期大幅減少，原因是股東貸款已獲悉數償還。整體收益已由港幣892,000,000元增加2.5%至港幣914,700,000元。

營運費用（不包括折舊及攤銷）由截至二零零二年四月三十日止十個月之港幣106,500,000元增加21.0%至二零零三年同期之港幣128,900,000元，主要因本集團之高速公路之車流量增加導致車票印刷費用及維修及保養開支增加所致。由於本集團高速公路之實際車流量高企及修訂本集團高速公路於餘下合營期間之車流量預測，故截至二零零三年四

附註：

(1) 根據本集團之未經審核管理賬目編製之截至二零零二年四月三十日止十個月之合併財務資料乃呈列僅作比較之用。

月三十日止十個月之折舊及額外投資成本攤銷由港幣134,100,000元增加17.9%至港幣158,100,000元。該期內之一般及行政費用則由港幣41,900,000元增加23.9%至港幣51,900,000元，主要是由於法律及專業費增加所致。

由於將提供予廣深高速公路合營企業之股東貸款再融資後之利率下降，故截至二零零三年四月三十日止十個月之財務成本由港幣183,900,000元減少8.8%至港幣167,700,000元。由於通行費收入增加，故此本集團按比例佔合營企業之淨溢利由截至二零零二年四月三十日止十個月之港幣342,900,000元增加港幣158,400,000元或46.2%至截至二零零三年四月三十日止十個月之港幣501,300,000元。廣深高速公路合營企業及環城公路合營企業之淨溢利增加分別帶來港幣139,900,000元及港幣18,500,000元。截至二零零三年四月三十日止十個月，本集團之實際稅率由3.4%增至3.6%。截至二零零二年四月三十日止十個月之所得稅開支，由港幣16,100,000元增加1.9%至截至二零零三年四月三十日止十個月之港幣16,400,000元。除少數股東權益後之溢利由截至二零零二年四月三十日止十個月之港幣444,000,000元減少2.3%至截至二零零三年四月三十日止十個月之港幣433,700,000元。雖然截至二零零三年四月三十日止十個月之通行費收入增加，但主要由於其他營運收入減少及營運開支增加，所以邊際淨溢利由58.0%減至50.4%。

截至二零零二年六月三十日止年度與截至二零零一年六月三十日止年度之比較

通行費收入由二零零一年財政年度之港幣859,800,000元增加港幣58,700,000元，或6.8%至二零零二年財政年度之港幣918,500,000元，主要因廣深高速公路之車流量增加所致。廣深高速公路合營企業及環城公路合營企業之通行費收入增加分別為整體收入增加帶來港幣57,300,000元或佔97.6%及港幣1,400,000元或佔2.4%。然而，其他營運收入主要因廣深高速公路合營企業悉數償還其來自本集團之股東貸款後利息收入減少而下降。因此，二零零一年財政年度之整體收益由港幣1,183,600,000元下降9.6%至二零零二年財政年度之港幣1,070,100,000元。

由於維修及保養費減少，於二零零二年財政年度，營運費用(不包括折舊及攤銷)由二零零一年財政年度之港幣132,400,000元輕微下降3.5%至港幣127,800,000元。由於本集團高速公路之實際交通流量高企及修訂本集團高速公路於餘下合營期間之車流量預測，故折舊及額外投資成本之攤銷由港幣118,700,000元增加35.6%至港幣160,900,000元。由於申請豁免支付予本集團之利息預提所得稅之稅務意見有關之法律及專業費用，及支付予環城公路合營企業承建商之竣工花紅增加，導致同期內，一般及行政費用則由港幣47,300,000元增加6.1%至港幣50,200,000元。

若干合營企業貸款之再融資帶來較低利息開支，令財務成本由港幣303,600,000元下降27.3%至港幣220,600,000元。本集團按比例佔合營企業之淨溢利由二零零一年財政年度之港幣240,500,000元增加港幣226,700,000元或94.3%至二零零二年財政年度之港幣467,200,000元，這主要是由於本集團高速公路之車流量上升及廣深高速公路合營企業之股東貸款再融資，減少財務成本所致。廣深高速公路合營企業之淨溢利增加了港幣231,200,000元，而環城公路合

營企業之淨溢利減少了港幣4,500,000元。二零零二年財政年度，本集團之實際稅率由4.1%減至3.4%。所得稅開支由港幣25,800,000元減少25.2%至港幣19,300,000元，主要是由於環城公路合營企業產生較大稅務虧損所致。整體除稅後溢利由港幣603,100,000元下降10.2%至港幣541,500,000元。經計及少數股東權益後，本集團之溢利由二零零一年財政年度之港幣600,600,000元下降11.4%至二零零二年財政年度之港幣532,400,000元。二零零二年財政年度之邊際淨溢利由69.9%減至58.0%，主要是由於其他營運收入減少及其他營運開支增加所致。

截至二零零一年六月三十日止年度與截至二零零零年六月三十日止年度之比較

通行費收入由港幣769,600,000元增加港幣90,200,000元或11.7%至港幣859,800,000元，主要原因是整條廣州東南西環高速公路於二零零零年六月開始通車所致。廣深高速公路合營企業及環城公路合營企業之通行費收入增加分別為二零零一年財政年度之整體收入增加帶來港幣67,900,000元或佔75.3%及港幣22,300,000元或佔24.7%。其他營運收入由二零零零年財政年度之港幣267,400,000元增加21.1%至二零零一年財政年度之港幣323,800,000元，主要是由於本集團向廣深高速公路合營企業提供之貸款取得較高之利息收入所致。於二零零零年及二零零一年財政年度內，就該等貸款產生及複合產生利息收入之原因是，於悉數償還於二零零一年財政年度產生之原有銀團融資額(請參閱「公路項目－廣州－深圳高速公路－融資」)前支付利息受到限制。整體收益由港幣1,037,000,000元增加14.1%至港幣1,183,600,000元。

營運費用(不包括折舊及攤銷)由港幣113,800,000元增加16.3%至港幣132,400,000元，主要由於廣深高速公路車流量增加及廣州東南西環高速公路全面通車導致維修及保養道路、職員成本及車票印刷費用增加。於二零零一年財政年度，由於本集團高速公路之實際交通流量高企及修訂本集團高速公路於餘下合營期間之車流量預測，故額外投資成本之折舊及攤銷由港幣107,000,000元上升約10.9%至港幣118,700,000元。主要由於向本集團及廣深高速公路中方夥伴支付管理費，故一般及行政費用由港幣37,700,000元增加25.5%至港幣47,300,000元。

由於廣深高速公路合營企業財務成本之大幅下降，被有關環城公路合營企業新項目融資額之成本增幅所抵銷，故此，本集團之總財務成本增加13.4%。本集團按比例佔合營企業之淨溢利由二零零零年財政年度之港幣173,500,000元增加港幣67,000,000元或38.6%至二零零一年財政年度之港幣240,500,000元，主要是由於廣深高速公路之車流量增加及廣州東南西環高速公路全面通車所致。廣深高速公路合營企業及環城公路合營企業之淨溢利增加分別帶來港幣50,000,000元及港幣17,000,000元。本集團之實際稅率由二零零零年財政年度之4.5%減至二零零一年財政年度之4.1%。所得稅開支由港幣24,700,000元增加至港幣25,800,000元。整體除稅後溢利由港幣523,800,000元增加15.1%至港幣603,100,000元。除少數股東權益後溢利由二零零零年財政年度之港幣518,900,000元增加15.7%至二零零一年財政年度之港幣600,600,000元。由於通行費收入及其他營運收入抵銷了較高之營運開支及財務成本，所以二零零一年財政年度之邊際淨溢利由67.4%增至69.9%。

流動資金及資本資源

本集團及合營企業主要透過營運產生之資金、股東貸款及銀行融資額，撥付營運資金所需。本集團於二零零零年、二零零一年及二零零二年六月三十日之合併現金及現金等值物分別為港幣259,200,000元、港幣512,700,000元及港幣97,800,000元。而於二零零二年及二零零三年四月三十日則分別為港幣180,900,000元及港幣291,100,000元。本集團於該等期間之合併現金流動數據之概要如下：

	截至六月三十日止年度			截至四月三十日止十個月	
	二零零零年	二零零一年	二零零二年	二零零二年	二零零三年
	港幣千元	港幣千元	港幣千元	港幣千元 (未經審核)	港幣千元
現金流入／(流出)：					
經營業務	596,938	690,888	707,531	554,806	847,935
投資業務	(345,539)	1,318,207	3,177,454	3,120,027	431,685
融資活動	(43,023)	(1,753,724)	(4,304,638)	(4,006,631)	(1,087,541)
現金及現金等值物之現金流入／(流出)淨額	208,376	255,371	(419,653)	(331,798)	192,079

二零零零年財政年度之現金流入淨額合共港幣208,400,000元。經營業務之現金流入淨額合共港幣596,900,000元。本集團購買物業及設備之部分為港幣493,800,000元，向環城公路合營企業新貸出之股東貸款約為港幣158,600,000元，反映廣州東南西環高速公路之建造成本，佔二零零零年財政年度來自投資業務之現金流出淨額港幣345,500,000元。來自融資活動之現金流出淨額港幣43,000,000元，主要由於償還部分借予廣深高速公路合營企業之原有銀團融資額所致。

現金流入淨額於二零零零年財政年度至二零零一年財政年度之間增加了港幣47,000,000元，或22.6%至港幣255,400,000元。於二零零一年財政年度，現金流入淨額主要受借予廣深高速公路合營企業之原有銀團融資額再融資所影響。廣深高速公路合營企業借入新造銀行貸款，並動用所得款項連同其從經營產生之現金部分，償還原有銀團融資額尚未償還之港幣2,871,600,000元。於抵銷若干部分之還款以反映公司間之交易後，這項再融資將向共同控制個體提供之貸款之還款額增加至港幣1,436,700,000元，為投資業務帶來港幣1,318,200,000元之現金流入淨額。再融資亦透過將銀行及其他貸款之還款額增加至港幣2,998,600,000元，及為融資活動帶來港幣1,753,700,000元之現金流出淨額。於抵銷若干部分貸款以反映公司間之交易後，這部分以新造銀行及其他貸款淨額港幣1,283,200,000元抵銷。

二零零二年財政年度之現金流出淨額合共為港幣419,700,000元。該期間之經營業務產生之現金流入淨額合共為港幣707,500,000元。廣深高速公路合營企業及環城公路合營企業於二零零二年財政年度為股東貸款再融資，大大影響投資及融資活動之現金流動。於抵銷若干部分貸款以反映公司間之交易後，再融資使向共同控制個體提供之貸款還款淨額總數為港幣3,171,300,000元，於該期間為投資業務帶來港幣3,177,500,000元之現金流動淨額。來自融資活動之現金流出淨額港幣4,304,600,000元，主要為港幣3,296,700,000元之新造銀行及其他貸款、港幣1,295,900,000元之銀行及其他貸款之還款，以及償還部分向合和集團借取之公司間貸款港幣5,868,500,000元所致。

截至二零零三年四月三十日止十個月，現金流動淨額合共為港幣192,100,000元。經營之現金淨額增至港幣847,900,000元，是來自中國稅務機關退回之稅項按金約港幣91,600,000元。將未使用土地退回有關政府部門之銷售約為港幣271,000,000元及償還本集團股東貸款約港幣220,900,000元（扣除反映公司間交易之部分後），帶來港幣431,700,000元之投資業務現金流入淨額。在無新造貸款及持續償還未償還貸款之情況下，融資活動之現金流出淨額為港幣1,087,500,000元。

項目投資及資本開支

於二零零三年五月三十一日，本集團之承諾項目投資及資本開支，以及本集團按比例分佔合營企業之承諾項目投資及資本開支載列如下：

- 本集團已承諾之項目投資包括已注入一附屬公司之人民幣294,000,000元，作為悉數支付西線一期合營企業成立時之註冊資本其所佔部分。
- 西線一期合營企業於成立時須承擔之承諾項目投資及資本開支包括有關各項目之建造成本人民幣205,600,000元。
- 廣深高速公路合營企業已承諾之項目投資及資本開支，包括保養及重鋪收費高速公路，以及購買其他設備之人民幣58,600,000元。

儘管西線一期項目已動工建造，西線一期合營企業尚未成立。有關項目之所有建造成本將於西線一期合營企業成立時確認。西線一期合營企業合同將規定，本集團將承擔人民幣294,000,000元，作為西線一期合營企業註冊資本之一部分。

本公司持續監察及評估收購及發展新基建項目之機會。請參閱「未來計劃及前景」一節。發展未來項目所需之資本（以及增持其於現有項目之權益）將以手頭現金、項目融資及售股所得款項應付。本公司相信，倘有進一步需要，則將可以舉債及股本兩種形式進行額外融資選擇。該等額外融資安排之選擇將視乎現有市場狀況及財務成本而定。

債項及或然負債聲明

借款

於二零零三年五月三十一日（即本招股章程付印前之最後實際可行日期）之營業時間結束時，本集團及合營企業之未償還貸款金額載列如下：

- 本集團有未償還(i)有抵押銀行貸款港幣422,000,000元；及(ii)合和集團提供之無抵押墊款港幣5,004,300,000元，其中港幣4,500,000,000元其後撥充資本。該等墊款及未償還有抵押銀行貸款之餘額將運用售股所得款項償還。
- 廣深高速公路合營企業有未償還(i)有抵押銀行貸款及應付計息利息合共港幣8,189,400,000元；(ii)無抵押及其他貸款合共港幣191,700,000元；及(iii)本集團以外之合營企業夥伴提供之無抵押墊款合共港幣15,200,000元。

- 環城公路合營企業有未償還(i)有抵押銀行貸款港幣1,395,100,000元；及(ii)本集團以外之合營企業夥伴提供之無抵押墊款合共港幣1,588,900,000元。

按揭及抵押

本集團有抵押銀行貸款以本集團於環城公路合營企業之投資作為抵押。中國銀行向廣深高速公路合營企業提供之貸款以經營權、收費權、保險所得款項、所有銀行賬戶及廣深高速公路合營企業於廣深高速公路項目下之所有資產作抵押。由中國建設銀行向環城公路合營企業提供之貸款融資額是以廣州東南西環高速公路項目之收費權及或然保險收益所得款項（環城公路中方夥伴應佔者除外）作抵押。

公司間項目

預計進行售股，合和集團之無抵押墊款港幣4,500,000,000元已撥充資本。按過往慣常做法，本集團現金盈餘及營運資金需要之管理會導致本集團與合和集團之間之公司間餘額出現周期性浮動。合和集團提供之無抵押墊款餘額（預期於售股完成時，及計及已撥充資本之款額後，約為港幣550,000,000元），將從售股所得款項中撥出全數償還。（請參閱「售股所得款項用途」）。此外，於本公司上市之同時，根據有關借款人已同意本公司取代為有關債項之擔保人之安排，合和或合和集團其他成員公司就給予本集團成員公司之貸款提供之所有擔保將獲解除。

免責聲明

除上文披露及公司間負債外，本公司或其任何附屬公司於二零零三年五月三十一日營業時間結束時，概無任何重大按揭、抵押、債券或其他借貸股本或銀行透支、貸款或類似債務，或任何租購承擔、擔保或任何其他重大或然負債。董事經作出一切合理查詢後確認，就其所深知及確信，自二零零三年五月三十一日以來，本集團之債務及或然負債並無任何重大變動。

營運資金

計及售股所得款項淨額及可供動用之銀行融資後，本公司相信，其有足夠營運資金以應付上文「流動資金及資本資源—項目投資及資本開支」所述之目前所需及開支。

償還債項

本集團及合營企業主要透過營運帶來之現金償還其債項。所有目前未償還之貸款預期將於二零一一年悉數償還。截至二零零零年、二零零一年及二零零二年六月三十日止年度及截至二零零二年及二零零三年四月三十日止十個月，本集團來自營運之合併溢利分別32.8%、32.6%、28.2%、28.2%及26.7%已用作應付其財務成本。

資產負債比率

於二零零零年、二零零一年及二零零二年六月三十日及二零零三年四月三十日，本集團之資本負債比率分別為34.5%、26.4%、47.9%及47.8%。就該等目的而言，資本負債比率指債項總額與資產總值之比率。然而，合和集團墊支之款額並無計入各有關結算日之債項總額內。合和集團於二零零三年四月三十日墊支之所有未償還款額其後已撥充資本或將於售股完成時償還。

資本負債比率由二零零零年六月三十日之34.5%減至二零零一年六月三十日之26.4%，主要由於從原有銀團融資轉借之款額及原有銀團融資之未償還款額已獲償還。於二零零二年六月三十日增加至47.9%，主要是由於償還合和集團之墊款港幣5,868,500,000元及再融資廣深高速公路合營企業及環城公路合營企業提供之股東貸款。於二零零三年四月三十日，資本負債比率依然相對穩定。

合約責任及商業承擔

下表概述於二零零三年五月三十一日，本集團之合約責任及商業承擔及本集團按比例分佔合營企業之合約責任及商業承擔，以及預期該等責任及承擔會對本集團於未來期間之流動資金及現金流動之影響。

本集團

合約責任	於以下期間到期支付				
	總計	少於一年[1]	一至三年	四至五年	五年以上
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
長期債項	422,000	120,000	302,000	–	–
經營租約	600	554	46	–	–
合約現金責任總額	422,600	120,554	302,046	–	–

其他商業承擔	於以下每個期間屆滿承擔之金額				
	獲承擔之總額	少於一年	一至三年	四至五年	五年以上
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
其他商業承擔[2]	276,948	276,948	–	–	–
商業承擔總額	276,948	276,948	–	–	–

附註：

(1) 長期債項之即期部分。

(2) 商業承擔指本集團已注資入一附屬公司之款額，作為悉數支付其於西線一期合營企業成立時之註冊資本其所佔部分。

合營企業

合約責任	總計	少於一年[1]	一至三年	四至五年	五年以上
	於以下期間到期支付				
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
長期債項	4,818,354	291,822	747,082	1,270,699	2,508,751
合約現金責任總額	4,818,354	291,822	747,082	1,270,699	2,508,751

其他商業承擔	獲承擔之總額	少於一年	一至三年	四至五年	五年以上
	於以下每個期間屆滿承擔之金額				
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
其他商業承擔[2]	248,858	55,172	193,686	—	—
商業承擔總額	248,858	55,172	193,686	—	—

附註：

(1) 長期債項之即期部分。

(2) 商業承擔指本集團按比例分佔廣深高速公路合營企業及西線一期項目之資本開支。

上市規則第十九項應用指引

倘本公司於本招股章程刊發日期須遵守應用指引，則董事不知悉有任何將會導致根據上市規則第十九項應用指引之披露規定之情況。

溢利估計及預測

截至二零零三年六月三十日止年度之溢利估計

董事估計，在無不可預見之情況下及根據附錄三所載之基準，本集團於截至二零零三年六月三十日止年度之除税及少數股東權益後但未計非經常項目前之合併溢利將不會少於港幣522,000,000元。董事不知悉，亦不預期有任何已於截至二零零三年六月三十日止年度產生之非經常項目。在該溢利估計基礎及於售股前已發行合共2,160,000,000股股份之基礎下，截至二零零三年六月三十日止年度估計每股盈利將為港幣0.242元，相當於根據發售價每股港幣4.10元及每股港幣4.75元計算之市盈率分別16.9倍及19.6倍。

截至二零零四年六月三十日止年度之溢利預測

董事預測，在無不可預見之情況下，及根據附錄三所載之基準及假設，本集團截至二零零四年六月三十日止年度之除税及少數股東權益後但未計非經常項目前之合併溢利將不少於港幣700,000,000元。董事不知悉亦不預期於截至二零零四年六月三十日止年度內可能出現任何非經常項目。

按全面攤薄基礎計，及(i)根據備考預測合併溢利港幣702,000,000元，包括上述預測合併溢利(除税及少數股東權益後但未計非經常項目前)港幣700,000,000元，並就估計售股所得款項淨額，按由二零零三年七月一日起至二零零三年八月五日(即緊接收取售股淨所得款項總額之預計日期)之除稅後淨利率年息1厘計算將賺取之利息作出調整，及(ii)假設2,880,000,000股股份(即預期緊隨售股完成後將發行之股份數目，但並無計及因行使超額配股權或因行使認股權證附帶之認購權或因行使根據認股權計劃可能授出之認購權而可能發行之任何股份，或本公司根據附錄九「唯一股東於二零零三年七月十六日通過之書面決議案」一段所述配發及發行或購回股份之一般性授權而可能配發及發行或購回之任何股份)將於整個年度內發行，截至二零零四年六月三十日止年度預測每股盈利將為港幣0.244元，即根據發售價分別每股港幣4.10元及港幣4.75元計算之市盈率為16.8倍及19.5倍。

在上述溢利預測及預期於截至二零零四年六月三十日止年度內將予發行之股份加權平均數2,809,180,328股之基礎下，根據加權平均基礎計，截至二零零四年六月三十日止年度之預測每股盈利將為港幣0.249元，即根據發售價每股港幣4.10元及港幣4.75元計算之市盈率為分別16.5倍及19.1倍。股份加權平均數為根據假設由二零零三年七月一日至二零零三年八月五日將發行之股份合共2,160,000,000股及整個餘下財政年度將發行合共2,880,000,000股股份(預期由二零零三年八月六日起將發行之股份相同總數)計算。

核數師兼申報會計師德勤•關黃陳方會計師事務所及花旗集團關於溢利估計及預測之函件全文載於附錄三。

股息政策

根據開曼群島法律及本公司之公司細則，股息一般僅可從本公司之可供分派溢利及儲備中支付。有關詳情載於附錄八「股息及其他分派方法」一節。

分派股息須由董事會酌情決定，而派發財政年度之任何末期股息須待股東批准，方可作實。派發股息及任何股息之金額將視乎本集團之經營業績、現金流動、財務狀況、附屬公司向本公司支付現金股息、未來前景及董事認為有關之其他因素而定。此外，作為本公司之控股股東(定義見上市規則)，合和將有能力影響本公司之股息政策。股息將以港幣宣派。

在無不可預見之情況下，董事會擬建議及派發截至二零零四年六月三十日止年度之股息總額不少於每股港幣0.225元。倘因任何原因，截至二零零四年六月三十日止年度之股息總額少於每股港幣0.225元，本公司將發表公佈，列明出現差異之原因。

可供分派儲備金

於二零零三年四月三十日，本公司並未展開任何業務，因此，當時並無任何可供派發予其股東之儲備金。

經調整有形資產淨值

以下為附錄一會計師報告所載本集團根據本集團於二零零三年四月三十日之經審核合併資產淨值計算之經調整有形資產淨值報表，並作出下列所述之調整：

	按發售價每股港幣4.10元計算	按發售價每股港幣4.75元計算
	港幣千元	港幣千元
本集團於二零零三年四月三十日之經審核合併資產淨值	1,246,912	1,246,912
於共同控制個體之額外投資成本[1]	(1,907,910)	(1,907,910)
根據重組將應付合和集團之款項撥充資本	4,500,000	4,500,000
根據本集團之管理賬目計算，本集團於二零零三年五月之未經審核合併除税及少數股東權益後淨溢利	42,826	42,826
售股之估計所得款項淨額[2]	2,787,000	3,255,000
經調整有形資產淨值[4]	6,668,828	7,136,828
每股經調整有形資產淨值[3][4]	港幣2.32元	港幣2.48元

附註：

(1) 共同控制個體之額外投資成本相當於本集團於共同控制個體之投資成本超出本集團擁有共同控制個體之可識別資產及負債款額之按比例權益之款額，減屬於無形性質之累計攤銷，因此於計算本集團之經調整有形資產淨值時已剔除該筆款額。

(2) 估計售股所得款項淨額並無計及因行使超額配股權或認股權證所附帶之認購權而可能發行之任何股份或本公司以其他方式發行或購回之任何股份。

(3) 每股經調整有形資產淨值是根據預期緊隨售股後將發行之股份2,880,000,000股計算，但不計及因行超額配股權或認股權證附帶之認購權而可能發行之任何股份，或本公司可能以其他方式發行或購回之任何股份。

(4) 重估本集團於共同控制個體及發展中收費公路項目之權益之盈餘，即為其公平市值超出賬面值之款額，於釐定上文所示之經調整有形資產淨值時並無計算在內。有關估值及採納之假設詳情，請參閱獨立業務估值師第一太平戴維斯編製之業務估值報告(載於附錄五)。倘重估之盈餘計算在內，本集團之經調整資產淨值將為港幣16,442,045,000元(按發售價每股港幣4.10元計算)，及港幣16,910,045,000元(按發售價每股港幣4.75元計算)，按預期於緊隨售股後將發行之股份2,880,000,000股計，分別相當於每股港幣5.71元及港幣5.87元。

(5) 於釐定本集團之經調整資產淨值時，以人民幣結算之收費公路項目之公平市值已按滙率港幣1.00元兑人民幣1.06元換算為港幣(僅供參考)。該換算不應詮釋為人民幣已或可能已按該滙率或任何其他滙換算為港幣。

無重大不利變動

董事確認，本集團之財務或交易狀況自二零零三年四月三十日(附錄一會計師報告所覆蓋之期間結束時)以來概無任何重大不利影響。

概覽

董事認為，本公司處於有利位置，從中國全國，以至廣東省內，尤以珠江三角洲之持續經濟增長中獲益。除一般經濟因素外，本公司之前景視乎與其現有項目及其參與未來項目之潛力有關之因素所造成之整體影響。

廣東及珠江三角洲之前景

就短期而言，本公司預期，中國全國，以至廣東省內，尤以珠江三角洲之經濟持續增長，加上擁有及使用汽車隨之增長，將帶動廣東省及珠江三角洲內之交通需求不斷上升。按此預期情況，本公司相信，本集團現有項目之車流量將會持續錄得增長。

儘管本集團項目憑藉本身實力具策略性重要作用，本公司相信，由於廣東省及珠江三角洲之公路網絡持續進一步開發，其多項項目之全面潛力將進一步兑現。

鑒於中國政府日益關注國家公路網絡，本公司預計珠江三角洲內之公路網絡將形成一更龐大系統之不可分割部分，而珠江三角洲及廣東內各地將可透過該系統連接中國其他省份之主要城市。

三項現有項目之前景

廣深高速公路

廣深高速公路為重點幹道。作為直接貫通廣州與深圳及香港之首條及現有唯一一條高速公路，該條高速公路之長遠重要性已因沿線發展之地區形成之城市及工業長廊而得到提升。

廣州，以至廣深高速公路沿線城鎮及工業中心繼續擴張，例如，由於東莞已擴展，其公路網絡亦已大大開發及擴充，藉以提升與廣深高速公路之連接，並為高速公路使用量增加製造條件。

由二零零三年一月二十七日起，皇崗與香港之邊境二十四小時通關，所以該幹道現時亦處於最有利位置，從過境日益方便及迅速而受惠。

廣州東南西環高速公路

廣州繼續擴充及發展為廣東省商業中心。由於廣州持續擴充及發展，越來越需要發展幹道引領交通遠離擠塞之市中心，及支持該市向外擴充。這導致改變廣州交通政策，對進入廣州市施加限制。

於二零零一年十二月及二零零二年五月期間實施該等變動以來，廣州東南西環高速公路之車流量出現龐大增長。鑒於從其他主要城市所得之經驗，董事預計，廣州東南西環高速公路為廣州環城高速公路不可分割之一部分，將成為廣州市連同近郊周邊地區交通系統越來越重要之一環。

特別是，本公司相信，廣州東南西環高速公路處於有利位置，從開通主要新連接公路(計劃於二零零四年及二零零五年通車)所得之車流量上升而獲益(請參閱「公路項目－廣州東南西環高速公路－目的地及主要通道」)。

西線一期

珠江三角洲西岸幹道一期建成，將滿足連接廣州市與順德之間之高速聯繫之重點需求。預期這條幹道將縮短兩地之車程使用現有當地公路約需40分鐘至約10至15分鐘。本公司預期，該等主要中心之間，對高速幹道之需求迫切及日益增加。

具潛力之其他項目

董事相信，本集團成功建成中國收費高速公路項目之業績記錄，以及合和、合和公路基建及其董事及行政人員在中國國內建立之關係及聲譽，將繼續為參與其他項目帶來商機。然而，本公司將僅會爭取與其整體業務策略一致，及本公司相信可賺取理想投資回報之商機。

根據此策略，本公司將會積極爭取興建下列項目：

粵港澳橋隧項目

合和公路基建一直致力推動此項目，及將會積極繼續爭取建橋。倘該項目落實進行，本公司相信，其在參與此項目方面將會處於有利地位，但須視乎該項目是否能為本公司帶來理想投資回報。

本公司相信，開發連接廣東珠海及澳門與香港之大橋－隧道，將會對珠江三角洲、香港及澳門之進一步經濟發展具重要意義。

除作為進一步發展珠江三角洲、澳門及香港為整合經濟區之邏輯及重要舉措，本公司相信，此項目將會展開及加快珠江三角洲西部之經濟發展，令珠江三角洲西部成為一全球生產基地，因而可提升整體競爭力，並為香港經濟提供新動力，以及進一步發展香港、澳門、珠海及深圳為一體之旅遊區。

於二零零三年一月八日發表之香港特區第二任政府施政綱領，及同日香港行政長官向香港立法會發表之施政報告內，都有表示視乎中國政府持續進行可行性研究之結果，該大橋會被列為首要項目予以跟進。(請參閱「行業及監管概覽－目前行業情況及趨勢－廣東珠海、香港及澳門之間之陸路連繫」)。

珠江三角洲西岸幹道二期及三期

本集團透過廣東合和保留珠江三角洲西岸幹道二期及三期之專營權。雖然仍未制定發展二期或三期之具體計劃，惟本集團現正積極爭取發展這些後期項目。此可能透過與合適之中方夥伴組成合營企業實行。

預期珠江三角洲西岸幹道二期及三期包括全線總長約43公里由順德西線一期南端直達中山之高速公路。中山段將會連接(i)105國道，途經珠海南部，及(ii)江中高速公路（計劃於二零零四年建成），西連江門及東連廣珠東線。建成珠江三角洲西岸幹道全部三期時，將形成一直通廣州、南海、順德及中山之高速公路網。（請參閱「公路項目－西線一期－珠江三角洲西岸幹道二期及三期」）。



	總長	二零零三年（截至六月）	
		每日車流量	每日通行費（人民幣千元）
廣深高速公路	122.8公里	162,998	5,931
廣州東南西環高速公路	38.0公里	38,796	592
西線一期	14.7公里	興建中	興建中

新廣州國際機場
廣州
7.1
268.6 (32.4)
339.3 (41.0)
佛山
3.4
106.8 (12.9)
236.9 (28.6)
廣州二環高速公路北行段
廣州白雲機場
廣惠高速公路
東莞
1.5
57.9 (7.0)
130.9 (15.8)
惠州
惠東
惠陽
深汕高速公路
深圳
1.3
195.5 (23.6)
319.4 (38.6)
順德
1.1
39.2 (4.7)
88.8 (10.7)
江門
3.8
61.5 (7.4)
129.7 (15.7)
中山
1.4
36.3 (4.4)
91.2 (11.0)
珠海
0.8
36.7 (4.4)
70.0 (8.5)
珠江三角洲西岸幹道二期及三期
江中高速公路
105國道
107國道
325國道
324國道
新沙港
虎門港
南沙港
深圳寶安機場
深圳經濟特區
蛇口港
鹽田港
香港國際機場
珠海經濟特區
澳門特別行政區
澳門機場
珠海機場
粵港澳橋隧（建議中）
高明
鶴山
新會
說明：

珠江三角洲主要公路圖

售股所得款項淨額(扣除本公司有關售股應付之包銷費及估計開支，假設超額配股權不獲行使及假設發售價為每股港幣4.425元(即估計發售價範圍每股港幣4.10元至港幣4.75元之中位數))，估計約為港幣3,021,000,000元(及倘超額配股權獲悉數行使，則為港幣3,499,000,000元)。

本公司現時計劃將售股所得款項淨額按以下方式運用：

- 預期所得款項淨額中(不包括超額配股權之任何所得款項)約港幣1,800,000,000元至港幣2,200,000,000元用作投資本公司計劃爭取興建之新收費公路、橋樑及相關基建項目；
- 所得款項淨額中(不包括超額配股權之任何所得款項)約港幣550,000,000元用作償還為支付合和集團就廣州東南西環高速公路項目墊支之股東貸款；
- 所得款項淨額中(不包括超額配股權之任何所得款項)約港幣372,000,000元用作償還中國銀行(香港)有限公司之未償還銀行貸款；及
- 預期餘額(包括超額配股權所得之任何款項)將用作本集團未來公司及一般營運資金。

倘售股所得款項並無即時用作上述用途，則將存放於銀行或其他金融機構，或持有作財資工具。

包銷商

公開發售包銷商

花旗環球金融亞洲有限公司
中銀國際亞洲有限公司
法國巴黎百富勤融資有限公司
大和証券盛民博昌(香港)有限公司
J.P. Morgan Securities (Asia Pacific) Limited
摩根士丹利添惠亞洲有限公司
里昂證券有限公司
荷蘭商業銀行
新加坡大華亞洲(香港)有限公司
工商東亞融資有限公司
金英証券(香港)有限公司
南華證券投資有限公司
新鴻基國際有限公司
滙盈加怡融資有限公司

國際包銷商

Citigroup Global Markets Limited
中銀國際亞洲有限公司
法國巴黎百富勤融資有限公司
大和証券盛民博昌(香港)有限公司
J.P. Morgan Securities Ltd.
Morgan Stanley & Co. International Limited
里昂證券有限公司
荷蘭商業銀行
新加坡大華亞洲(香港)有限公司

包銷安排及費用

包銷協議

公開發售由公開發售包銷商悉數包銷，預計國際發售由國際包銷商悉數包銷，而兩者分別進行。公開發售包銷協議已於二零零三年七月二十五日訂立，在本公司與花旗集團(代表包銷商)協定發售價後，預計將於二零零三年七月三十一日或前後訂立國際包銷協議。公開發售包銷協議須待(其中包括)國際包銷協議訂立及生效後方為有效，而預計各份包銷協議將須在其他包銷協議生效後方為有效。(請參閱「售股之架構－公開發售之條件」)。

終止之理由

倘發生下列事故，花旗集團(代表本身及公開發售包銷商)可絕對酌情於上市日期上午六時正或之前，隨時向本公司發出通知，即時終止公開發售包銷協議：

(a) 任何公開發售包銷商獲悉任何保證(定義見公開發售包銷協議)遭重大違反，或本公司或合和已嚴重違反公開發售包銷協議或公開發售包銷協議所指定有關售股之任何其他文件(而本公司或合和為其中一方)之任何其他條文；或

(b) 發生或被發現任何事情，倘該等事情於緊接本招股章程刊發日期前發生而沒有在本招股章程內披露及向花旗集團披露或令其知悉，則會構成重大遺漏者；或

(c) 本招股章程所載任何陳述已變成或被發現在任何重大方面不真實、不正確或有誤導成分；或

(d) 發生任何事件、作為或不作為，令本公司或合和依據彼等於公開發售包銷協議所給予之彌償保證產生或合理地可能產生任何重大責任；或

(e) 本集團及合營企業整體而言的業務或財務或經營狀況，或經營業績出現任何重大不利轉變；或

(f) 出現、發生下列事件或下列事件生效：

(i) 關於或有關香港、美國、中國、日本或英格蘭(統稱為「有關司法權區」)之當地、國家、金融、政治、經濟、軍事、工業、財政、監管或股市情況或氣氛之一連串事件、事情或情況，或有任何變動；或

(ii) 有關司法權區之法院或其他主管當局頒佈新法例或規則或改動現行法例或規則，或更改其詮釋或應用；或

(iii) 在有關司法權區發生或影響有關司法權區之不可抗力事件或一連串不可抗力事件，包括(在不局限其一般性之原則下)任何天災、戰爭、暴動、公眾騷動、民亂、經濟制裁、火災、水災、爆炸、疫症、恐怖活動、罷工或停工；或

(iv) 關於或有關香港或美國股本證券或其他金融市場之事件或一連串事件、事宜或情況，或該等市場情況出現轉變；或

(v) 涉及或影響有關司法權區的關係爆發或惡化，有關司法權區之宣佈國家進入緊急狀態或開戰，或有關司法權區發生或出現影響有關司法權區之其他災禍或危機；或

(vi) 實施或宣佈(A)股份或證券在聯交所、紐約證券交易所或倫敦證券交易所之一般買賣暫停或限制，或(B)在或影響有關司法權區之銀行業務或外滙交易或證券交易或結算服務全面終止；或

(vii) 有關司法權區之税務或外滙管制(或任何外滙管制之實施)之轉變或影響投資股份;

而花旗集團全權認為:

(A) 對本集團及合營企業之業務或財務狀況或前景整體而言造成或將會造成或可能造成重大不利影響;或

(B) 使進行公開發售及/或國際發售成為不明智或不可行。

承諾

本公司已向花旗集團及包銷商承諾,除:

(a) 根據售股(包括超額配股權);或

(b) 根據認股權計劃;或

(c) 根據行使認股權證附帶之認購權;或

(d) 經花旗集團(代表本身及包銷商)事先書面同意,

本公司或其任何附屬公司概不會於上市日期起計六個月內,配發、發行、提呈、出售、訂約出售、對沖、授出任何認股權或認購或購買股份之權利,同意配發或發行或以其他方式出售任何股份或任何可交換或兑換股份或附帶權利以認購或購買股份之證券,或就發行存託憑證將股份寄存入存管處,或(i)訂立任何掉期或其他交易以轉移擁有任何股份之全部或部分經濟後果,或(ii)建議或同意採取任何上述行動或宣佈採取上述行動之任何意向。

合和已向花旗集團及包銷商及本公司承諾:

(a) 由上市日期起計六個月期間內(「首六個月期間」),在未得花旗集團(代表本身及包銷商)書面同意前,其不得(並促使其附屬公司不得)出售:

(i) 任何股份或其中任何直接或間接權益(包括但不限於任何認股權、按揭、質押、押記或其他抵押權益)或可兑換、可行使或可交換成任何上述各項之任何證券,或訂立任何掉期或其他安排以轉移擁有任何股份之全部或部分經濟後果;或

(ii) 任何公司或持有任何股份之實體(不包括純粹持有於股份在聯交所開始買賣(「買賣開始」)後已收購之股份之公司或實體)之任何直接或間接權益,

或建議或同意進行上述任何行動或宣佈進行上述行動之計劃;及

(b) 倘於首六個月期間屆滿後六個月內,出售任何股份或當中之任何權益,其不得終止作為本公司控股股東(定義見上市規則),並須採取一切合理行動,使該項出售將不會導致市場秩序出現混亂或假市。

合和給予之承諾將不適用於或限制(i)根據「售股之架構－超額配股權及穩定價格行動－穩定價格行動」所述可能進行之借股安排出售股份，或(ii)出售股份予合和之任何全資附屬公司，惟該項出售為符合上市規則之任何及所有適用條文(包括獲聯交所豁免者)，或(iii)出售股份導致根據上市規則之任何及所有適用條文，合和或其附屬公司於買賣開始後擁有該等股份之權益，或(iv)待取得聯交所事先批准，根據中銀購股權出售股份。

合和已向花旗集團、包銷商及本公司各自作出承諾，就出售合和(直接或間接)為或本招股章程所示為實益擁有人(在各情況下，於緊隨售股後及經聯交所豁免)之本公司任何股份，遵從上市規則第10.07條之責任，及促使其附屬公司遵從該等責任。

花旗集團可就本公司或合和給予花旗集團及包銷商之任何該等承諾，同意按花旗集團(代表本身及包銷商)認為適合之條款，修訂或豁免或授出同意。

本公司已向聯交所承諾：

(a) 在未得聯交所事先同意下，除非符合上市規則之規定，否則於首六個月期間，本公司不得配發或發行或同意配發或發行任何股份或其他證券(包括認股權證或其他可換股債券)，或授出或同意授出任何股份或其他證券之認股權或權利，或訂立可全部或部分轉移任何股份擁有權之任何部分經濟後果之掉期或其他安排，或建議或同意採取任何上述行動或公佈採取上述行動之任何意向；及

(b) 於首六個月期間屆滿後六個月期間(「第二個六個月期間」)，本公司不得配發或發行或同意配發或發行任何股份或其他證券(包括認股權證或其他可換股證券)，或授出或同意授出任何股份或其他證券之認股權或權利，或訂立可全部或部分轉移任何股份擁有權之任何部分經濟後果之掉期或其他安排，或建議或同意採取任何上述行動或公佈採取上述行動之任何意向，致使合和不再為控股股東，

惟上述承諾不適用於(i)本公司須根據售股、超額配股權或因行使根據認股權計劃可能授出之認股權或認股權證附帶之認購權而須配發之股份，或(ii)任何資本化發行或任何股份合併或拆細。

合和已向聯交所承諾，除根據下文「售股之架構－超額配股權及穩定價格行動－穩定價格行動」所述可能進行之借股安排外：

(a) 於首六個月期間，不會及促使其附屬公司不會出售在本招股章程內其或其附屬公司(視乎情況而定)列為實益擁有人之任何股份；及

(b) 於第二個六個月期間，倘緊接有關出售後可導致其或其附屬公司(視乎情況而定)不再為本公司之控股股東，不會及促使其附屬公司不會出售任何股份。

此外，合和亦已向聯交所及本公司承諾，合和將知會本公司，倘其或其任何附屬公司(i)質押或抵押其實益擁有之本公司任何證券(包括所質押或抵押證券之數目)，(ii)收到任何口頭或書面指示，指出任何已質押或抵押之證券將於上市日期起計十二個月期間根據有關質押或抵押安排出售。本公司將於其後立即知會聯交所有關事宜，並盡快透過在報章刊發新聞通告，披露有關事宜。

佣金及費用

包銷商費用及佣金，連同上市費用、證監會交易徵費、投資者賠償徵費及聯交所交易費、法律與其他專業費用、印刷及其他與售股有關之費用目前估計合共約港幣165,000,000元，將由本公司負責支付。

包銷商於本公司之權益

除根據有關包銷協議所述包銷商之責任外，包銷商概無擁有本集團任何成員公司之股權，亦無擁有可認購或提名他人認購本集團任何成員公司證券之任何權利(無論該等權利可否合法行使)。

售股

售股包括公開發售及國際發售。根據售股，將初步提呈合共720,000,000股股份，其中648,000,000股股份將根據國際發售提呈發售予投資者，其餘72,000,000股股份將根據公開發售初步向公眾人士提呈(在各情況下，可按下文「公開發售」所載基準重新分配)。

投資者可根據公開發售申請股份，或根據國際發售表示有意申請股份，惟不可同時提出兩種申請。投資者僅可根據國際發售或公開發售其中一項收取股份，而不可同時根據兩者收取股份。公開發售可供香港公眾人士及機構及專業投資者申請。國際發售涉及以具選擇性之推銷方式，向機構及專業投資者及預計會對發售股份有大量需求之其他投資者提呈發售股份，以及在日本公開發售(但不會上市)。專業投資者一般包括經紀、交易商、正常業務涉及買賣股份及其他證券之公司(包括基金經理)，及定期投資股份及其他證券之公司實體。

國際發售程序其中一環是，有意申請發售股份之專業、機構及其他投資者須指明彼等預備根據國際發售，按不同價格或一特定價格購買之發售股份數目。這個程序名為「累計投標」，預計會持續至定價日，並於當日或之前終止。

根據國際發售分配發售股份，將由花旗集團並按多項因素決定，該等因素包括需求水平及時間、有關投資者於有關行業之投資資產或股權資產總額，以及是否預計於股份及認股權證在聯交所上市後，有關投資者可能再購買、及／或持有或出售其發售股份。此項分配之目的是為了本公司及其股東整體之利益，以建立一個鞏固股東基礎為基準，分配國際發售股份。

根據公開發售分配發售股份，將僅按公開發售所接獲之有效申請數目決定。儘管在適當情況下，公開發售股份之分配可以抽籤形式進行，即是若干申請人可能較申請相同數目公開發售股份之其他人士獲分配更多公開發售股份，而未能中籤之申請人或不獲分配任何公開發售股份，然而，視乎有效申請之公開發售股份數目而定，分配基準或會改變，但將會嚴格按比例進行。

根據售股初步提呈之720,000,000股發售股份，將佔緊隨售股完成後本公司經擴大股本25%(不計及超額配股權之行使或認股權證附帶之任何認購權之行使)。倘超額配股權獲悉數行使，發售股份將約佔緊隨售股完成及超額配股權獲行使後本公司經擴大股本之27.7%，但不計及認股權證附帶之任何認購權之行使。倘超額配股權及最多約達87,533,990份認股權證附帶之認購權獲悉數行使，發售股份及根據行使認股權證發行之股份將約佔緊隨售股完成後本公司經擴大已發行股本之29.8%。

公開發售之發售價

預計於國際發售之累計投標程序完成及對售股之市場需求評估完成後，公開發售之發售價將由花旗集團(代表包銷商)與本公司協議釐定。

申請時須繳付之價格

發售價將不會超過港幣4.75元，預期不會低於港幣4.10元。公開發售申請人申請時須支付最高價格每股公開發售股份港幣4.75元，另加1%經紀佣金、0.005%聯交所交易費、0.005%證監會交易徵費及0.002%投資者賠償徵費，即每手500股發售股份須支付合共港幣2,399.04元。

倘按下文所述方式最終釐定之發售價低於最高價格，本公司將不計利息向申請人退還適當款項(包括多出申請款項之相應經紀佣金、聯交所交易費、證監會交易徵費及投資者賠償徵費)。詳情載於「如何申請公開發售股份」一節。

釐定發售價

預期發售價將於市場對發售股份之需求確定時，由花旗集團(代表包銷商)與本公司於定價日協商後釐定。定價日預期為二零零三年七月三十一日或前後，而在任何情況下不會遲於二零零三年八月三日。

發售價將不會超過每股發售股份港幣4.75元，並預期不會低於每股發售股份港幣4.10元。除非最遲於遞交公開發售申請之最後一日早上前另有公佈(下文作進一步解釋)，發售價將會定於本招股章程所述之發售價範圍內。倘花旗集團(代表包銷商)根據有意認購之專業、機構及其他投資者在累計投標程序時表現之踴躍程度認為有需要，並獲得本公司同意後，可於根據公開發售交回申請之最後一日早上前任何時間，將指示性發售價範圍調至低於本招股章程所述者。在這種情況下，本公司將在實際可行情況下於決定調低指示性發售價範圍後，盡快且在任何情況下不遲於根據公開發售交回申請之最後一日早上，促使在南華早報、信報及香港經濟日報刊登調低指示性價格範圍之通告。待有關通告發出後，經修訂之發售價範圍將為最終及不可推翻，而發售價將會待本公司同意後定於經修訂發售價範圍內。有關通告也將包括對營運資金報表、現時「概要」一節所載之發售統計數字，以及因調低發售價範圍而可能出現改變之任何其他財務資料之確認或修訂(如適用)。**倘公開發售股份之申請於公開發售遞交申請最後一日前已遞交，則即使發售價範圍獲調低，申請亦不得撤回。**倘於根據公開發售交回申請之最後一日早上或之前，本公司並沒有在南華早報、信報及香港經濟日報刊登調低本招股章程所述之指示性發售價範圍之通告，如經本公司同意後，發售價在任何情況下不會設定於本招股章程所述之發售價範圍以外。

倘花旗集團(代表包銷商)與本公司不能就發售價達成協議，售股將不會成為無條件，並將告失效。

預計將於二零零三年八月五日發出發售價、國際發售之踴躍程度，以及公開發售股份之申請結果及配發基準之公佈。

公開發售之條件

所有根據公開發售之全部發售股份申請須待下列條件達成後，才獲接納：

(a) **上市**

聯交所上市委員會批准已發行股份及本招股章程所述將予發行之股份(包括因行使超額配股權或因行使根據認股權計劃授出之認股權而可能額外發行之任何股份)，及認股權證及因行使認股權證附帶之認購權而將予發行之任何股份上市及買賣；

(b) **定價**

於定價日或前後正式釐定發售價，並正式簽訂國際包銷協議；及

(c) **包銷協議成為無條件**

包銷商根據包銷協議須承擔之責任成為及保持無條件(包括(如有關)因花旗集團(代表包銷商)豁免任何條件而導致上述責任成為無條件)，且包銷協議並未按其條款或其他協議終止，

上述條件須在包銷協議註明之日期及時間或之前達成(除非上述條件在有關日期及時間或之前獲授有效豁免)，而無論如何不得遲於本招股章程刊發日期後第三十日達成。

國際發售及公開發售分別須待(其中包括)另一項成為無條件，並且沒有按其各自條款終止，方告完成。

如果上述條件在指定時間及日期前還沒有達成或獲得豁免，售股將告失效，本公司將會立即通知聯交所。本公司須在售股失效日期翌日，在南華早報、信報及香港經濟日報刊登有關售股失效之通知。

如售股失效，本公司將根據「如何申請公開發售股份」所載之條款將所有申請款項不計利息退還予申請人。同時，本公司會將所有申請款項，存放於收款銀行或根據香港法例第155章銀行業條例註冊之其他持牌銀行之一個或多個獨立銀行賬戶。

預計發售股份之股票及認股權證之證書將於二零零三年八月五日發行，但只會在(i)售股在各方面成為無條件，以及(ii)「包銷－包銷安排及費用」一節所述之終止權不獲行使下，於二零零三年八月六日上午六時正方會成為有效所有權證明文件。

公開發售

公開發售乃獲全數包銷之公開發售(須待協定價格及達成或豁免「公開發售之條件」所述之其他條件後),按發售價於香港初步提呈72,000,000股發售股份,約佔售股初步提呈之發售股份總數10%。公開發售股份將佔於緊隨售股完成後及假設超額配股權不獲行使(及計及因行使認股權證附帶之認購權而可能進一步發行之任何股份前),本公司之已擴大發行股本約2.5%,但國際發售及公開發售中之發售股份可予重新分配。

根據公開發售可供認購之發售股份總數就分配目的將平均分為兩組:甲組和乙組。甲組之發售股份將按公平基準,分配予申請認購總認購價為港幣5,000,000元(不包括應付之經紀佣金、聯交所交易費、證監會交易徵費及投資者賠償徵費)或以下之發售股份申請人,而乙組之發售股份則會按公平基準,分配予申請認購總認購價為港幣5,000,000元(不包括應付的經紀佣金、聯交所交易費、證監會交易徵費及投資者賠償徵費)以上但最多為乙組總值之發售股份申請人。投資者務須留意,甲組和乙組申請之分配比例可能不同。倘其中一個組別(而非兩組)之發售股份出現認購不足,則多出之發售股份將撥入另一組以滿足該組之需求,並作相應分配。僅就本段而言,發售股份之「認購價」指申請發售股份應付之價格,而不論最終釐定之發售價。申請人只能獲取甲組或乙組其中一組之分配,而非兩組之分配。重複申請或疑屬重複申請,以及認購超過公開發售初步可供認購之72,000,000股發售股份50%(即36,000,000股發售股份)之任何申請,將不予受理。各公開發售申請人也須在其遞交之申請表格中承諾並確認,其本人及為其利益作出申請之人士並未曾對國際發售項下之發售股份表示興趣或認購有關發售股份,也不會對有關發售股份表示興趣或認購這些發售股份。倘上述承諾及/或確認遭違反及/或不實(視情況而定),則有關申請人之申請將不予受理。

公開發售與國際發售間之發售股份分配比例可予調整。倘根據公開發售有效申請之發售股份數目相等於根據公開發售初步可供認購之發售股份數目之10倍或以上但少於15倍,則國際發售股份將從國際發售重新分配至公開發售,使根據公開發售提呈之發售股份總數將為144,000,000股股份,相當於根據售股初步提呈之發售股份20%。倘根據公開發售有效申請之發售股份數目相當於公開發售初步可供認購之發售股份數目15倍或以上但少於50倍,則國際發售股份將由國際發售重新分配到公開發售,使公開發售可供認購之發售股份總數增至216,000,000股發售股份,佔售股初步提呈之發售股份30%。倘根據公開發售有效申請之發售股份數目相當於公開發售初步可供認購之發售股份數目50倍或以上但少於100倍,則由國際發售重新分配到公開發售之國際發售股份數目將會增加,使公開發售供認購之發售股份總數增至288,000,000股發售股份,佔售股初步提呈之發售股份40%。倘根據公

開發售有效申請之發售股份數目相當於公開發售初步可供認購之發售股份數目100倍或以上，則由國際發售重新分配到公開發售之國際發售股份數目將會增加，使公開發售可供認購之發售股份總數增至360,000,000股發售股份，佔售股初步提呈之發售股份50%。

本公司會拒絕受理甲組或乙組或兩組之間之重覆申請。本公司、董事及公開發售包銷商將採取合理步驟，識別及拒絕已根據國際發售收取股份之投資者根據公開發售提出之申請，以及識別及拒絕已根據公開發售收取股份之投資者表示對國際發售之興趣。

此外，倘公開發售未獲悉數認購，則花旗集團可酌情按其認為適合之數額將全部或任何未獲認購之公開發售股份重新分配到國際發售。

本招股章程所指之申請、申請表格、申請或認購款項或申請手續只適用於公開發售。

國際發售

根據國際發售將初步向投資者提呈合共648,000,000股發售股份，佔根據售股可供認購之發售股份90%，及緊隨售股完成後本公司經擴大已發行股本22.50%，在各情況下，均假設超額配股權不獲行使及並無計及因行使認股權證附帶之認購權而可能進一步發行之任何股份。根據國際發售，國際包銷商將代表本公司有條件配售或通過彼等委任之銷售代理商有條件提呈及配售國際發售股份。國際發售股份將按S條例以離岸交易方式，提呈及配售予香港、歐洲及美國以外其他司法權區（中國除外）預期對國際發售股份有大量需求之若干專業及機構投資者及其他投資者，並按第144A條規則配售予美國之合資格機構投資者。國際發售將包括在日本進行公開發售（但不會上市）。國際發售須待包括公開發售成為無條件後方可作實。

將以保證配額權利方式分派予合和股東之認股權證

為使合和股份持有人直接參與持有本公司股本之權益可能累計之權益（及根據上市規則，就「分拆」上市確認香港上市公司之股東可享有之保證配額），合資格合和股東將獲合和以特別中期分派之方式無償發行認股權證。合資格合和股東將收取認股權證，比例為合資格合和股東於記錄日期每持有10股合和股份之整數倍數獲發一份認股權證。概不會發行零碎配額。

執行售股及達成保證配額權利將會導致增設及發行最多約達87,533,990份認股權證，及因悉數行使所有該等認股權證附帶之認購權而可能發行之股份，將約佔本公司經擴大已發行股本之3.0%（於計及超額配股權前，及並無計及根據認股權計劃或於悉數行使認股權證前進行之其他事宜而進一步發行之股份）。

因行使認股權證附帶之認購權而可能發行之股份不一定相當於一手500股買賣單位之倍數，及買賣不足一手股份可能會低於當時市價之水平。認股權證及相關股份並無及不會根據一九三三年美國證券法，或美國任何州之證券法登記，而除非根據美國證券法及適用州證券法之登記規定獲得豁免，或某項交易就此不受限制，則不得予以行使、發售或出售。故此，認股權證只於美國以外地區根據S規例提呈發售及交付。於行使認股權證時，股份根據按照S規例於美國以外地區發生之要約及發售，或根據美國證券法就並不涉及公開發售之證券要約及銷售作出之一項或多項其他豁免，乃可予轉讓。

獲得認股權證之每名合資格合和股東，將被視為作出聲明及同意下列各項(於本文所用而已於S規例內界定之詞語，乃於本文內如該條例所界定者使用)：

(1) 認股權證及相關股份並無及將不會根據美國證券法，或美國或任何其他司法管轄區(香港除外)之任何證券監管機關登記，及在轉讓方面受重大限制所規限；

(2) 該合資格合和股東及賬戶已獲得認股權證之人士(如有)，為美國人士(該詞語於S規例內有所界定)以外之人士，及已於美國以外地區進行符合S規例之規定之交易中獲得認股權證；

(3) 認股權證不會於任何時候在美國境內直接或間接向美國人士(該詞語於S規例內有所界定)或為其賬戶或實益轉授要約、出售、質押、或以其他方式轉讓。故此，於美國境內或向美國人士或為其賬戶或實益就認股權證直接或間接提出任何要約、銷售、轉售、交易或交付，將不獲認可；及

(4) 於行使認股權證時發行之股份不得予以要約、出售、質押或以其他方式轉讓，除非(a)於美國以外地區向美國人士以外之人士依賴S規例進行之離岸交易；(b)在美國境內根據美國證券法第144A條規則所規定之豁免；或(c)於發行認股權證日期起計四十日屆滿後，根據美國證券法及美國任何州適用證券法就並不涉及公開發售之證券要約及銷售作出之一項或多項豁免。

就行使認股權證而言，該名持有人必須填妥及簽署一份認購表格，包括(a)該名持有人發出認證，指所行使之認股權證之擁有人及實益擁有人並非美國人士(該詞語如S規例所界定者)，及所在於美國以外地區及(b)於任何適用行政或法律程序出示該認證之授權。

透過保證配額權利發行之認股權證證書，預期於二零零三年八月五日按在記錄日期名列合和股東名冊上之地址，寄發予合資格合和股東，但將只會於二零零三年八月六日上午六時正方成為所有權之有效文件，惟(i)售股在各方面成為無條件及(ii)「包銷－包銷安排及費用」一節所述之終止權利未獲行使。認股權證之主要條款及行使認購權之手續概述於附錄七。

超額配股權及穩定價格行動

超額配股權

本公司就售股，計劃授予花旗集團(代表國際包銷商)超額配股權，將由花旗集團(代表國際包銷商)由國際包銷協議之日期起直至根據公開發售遞交申請之最後一日後第30日止任何時候行使。根據超額配股權，本公司或須就國際發售之超額分配(如有)及進行穩定股價之其他行動，按發售價發行及配發最多合共108,000,000股額外股份，佔售股初步提呈之股份總數15%。倘超額配股權獲全面行使，額外發售股份約佔售股完成及超額配股權獲行使後，本公司經擴大已發行股本之3.6%(並無計及因行使認股權證附帶之認購權、根據認股權計劃或其他事宜而可能進一步發行之任何股份)。倘超額配股權獲行使，本公司將會發出報章公佈。

穩定價格行動

花旗集團(代表國際包銷商)或代表其行動之任何人士就售股可能超額配發或進行交易，藉以支持股份之市價在高於上市日期後一段有限期間內當時之價格。該交易開始後可隨時終止。根據證券及期貨條例下之證券及期貨(穩定價格)規則，花旗集團已或將獲委任為售股之穩定價格操作人，及須就售股進行穩定價格交易，而該等交易將由花旗集團全權酌情進行。

就售股進行任何超額配發股份後，花旗集團或代表其行動之人士可透過(其中包括)在第二市場進行購買、行使全部或部分超額配股權，或透過結合購買及行使超額配股權之方式，補足超額配發。任何購買將須遵從所有適用法例及監管規定，包括根據證券及期貨條例下之證券及期貨(穩定價格)規則。超額配發之股份數目將不得超過因行使超額配股權而可能發行之股份數目，即108,000,000股股份，相當於根據售股初步提呈之股份15%。

為促成售股之超額配發之交收，花旗集團(或其聯屬人)可選擇根據借股安排向本公司股東借取股份，或從其他途徑收購股份，包括待行使超額配股權後獲取股份。該等借股安排可能包括花旗集團與合和全資附屬公司Anber Investments Limited原則上協定之安排。就借股安排而言，聯交所已授予合和及Anber Investments Limited豁免嚴格遵守上市規則第10.07(1)條之規定，該項規定限制控股股東於新上市後出售股份。授出該項豁免須待下列條件達成後，方可作實：

(a) 將向Anber借入之股份最高數目，將限於行使超額配股權時可能出售之股份最高數目；

(b) 花旗集團(或其聯屬人)根據借股安排或會獲得之任何股份，將以相同數目股份必須於以下日期(以較早發生者為準)後不超過三個營業日退還Anber或其代名人(視乎情況而定)為條款獲得：(i)行使超額配股權最後一日，或(ii)超額配股權獲悉數行使之日；及

(c) Anber將不會就借股安排獲得任何付款或利益，而所訂立之借股安排將按照所有適用法例及監管規定進行。

花旗集團可能就售股採取之穩定價格行動，或會涉及(其中包括)(i)超額配發股份，(ii)購買股份，(iii)股份持倉、對沖及套現，(iv)行使全部或部分超額配股權及／或(v)提呈或嘗試進行上述任何行動。

特別是，有意申請發售股份之人士及投資者應注意：

- 花旗集團可就穩定價格行動維持股份之好倉；
- 不能確定有關花旗集團維持該持倉之程度及時限；
- 花旗集團就任何好倉進行平倉可能會對股份之市價造成不利影響；
- 為支持股份價格所採取之任何穩定價格行動之時限，均不得超過公佈發售價後之上市日期開始，及預期於二零零三年八月三十日(即預期根據公開發售遞交申請最後一日後第30日)屆滿。該日後，當並無採取進一步行動支持股份價格時，股份之需求，及因此股份之價格可能會下跌；
- 任何證券(包括股份)之價格不能保證可維持在採取任何穩定價格行動時之發售價水平或以上；及
- 穩定價格之買盤或於採取穩定價格行動中進行之交易，可按發售價或低於發售價之任何價格進行，意指穩定價格之買賣或進行之交易可以低於股份申請人或投資者支付之價格進行。

I. 如何申請公開發售股份

閣下可使用以下其中一種辦法，申請公開發售股份：

- 使用**白色**或**黃色**申請表格；或
- 透過電子方式通過中央結算系統指示香港結算促使香港結算（代理人）代表 閣下申請公開發售股份。

1. 使用哪一種申請辦法

(a) ***白色申請表格***

閣下如欲以本身名義發行公開發售股份，應使用**白色**申請表格。

(b) ***黃色申請表格***

閣下如欲以香港結算（代理人）之名義發行公開發售股份，並直接存入中央結算系統，以記存於 閣下之中央結算系統投資者戶口持有人股份賬戶或 閣下指定之中央結算系統參與者股份賬戶，應使用**黃色**申請表格。

(c) ***通過中央結算系統以電子方式指示香港結算代表 閣下作出認購指示***

除使用**黃色**申請表格外， 閣下亦可通過中央結算系統以**電子**方式指示香港結算促使香港結算（代理人）代表 閣下申請公開發售股份。任何分配予 閣下之公開發售股份將以香港結算（代理人）之名義登記，並直接存入中央結算系統，以記存入 閣下之中央結算系統投資者戶口持有人股份賬戶或 閣下指定之中央結算系統參與者股份賬戶內。

附註： 本公司或其任何附屬公司之董事、最高行政人員、股份現有實益擁有人或以上各人士之聯繫人（「聯繫人」一詞定義見上市規則）不得認購公開發售股份。

2. 索取白色及黃色申請表格之地點

閣下可於下列地點索取本招股章程及**白色**申請表格：

花旗環球金融亞洲有限公司
香港
中環
康樂廣場8號
交易廣場第三座20樓

或

中銀國際亞洲有限公司
香港
中環
花園道1號
中銀大廈35樓

或

法國巴黎百富勤融資有限公司
香港
中環
花園道3號
亞太金融大廈36樓

大和証券盛民博昌（香港）有限公司
香港
金鐘道88號
太古廣場第一座26樓

或

J.P. Morgan Securities (Asia Pacific) Limited
香港
中環
干諾道中8號
遮打大廈25樓

摩根士丹利添惠亞洲有限公司
香港
中環
交易廣場第三座30樓

或

里昂證券有限公司
香港
金鐘道88號
太古廣場第一座18樓

荷蘭商業銀行
香港
中環
港景街1號
國際金融中心一期39樓

或

新加坡大華亞洲（香港）有限公司
香港
皇后大道中29號
怡安華人行6樓601室

工商東亞融資有限公司
香港
中環
康樂廣場1號
怡和大廈
42樓

或

金英証券（香港）有限公司
香港
中環
夏慤道12號
美國銀行中心1901室

南華證券投資有限公司
香港
中環
花園道1號
中銀大廈28樓

或

新鴻基國際有限公司
香港
金鐘道88號
太古廣場第一座12樓

滙盈加怡融資有限公司
香港
中環
雲咸街60號
中央廣場38樓

或中國銀行(香港)有限公司下列任何分行：

港島區	中銀大廈分行	中環花園道1號3樓
	中環永安集團大廈分行	德輔道中71號
	灣仔分行	灣仔軒尼詩道395號
	北角分行	北角英皇道464號樂嘉中心商場地下
	太古城分行	太古城耀星閣G1012號舖
九龍區	旺角總統商業大廈分行	旺角彌敦道608號
	尖沙咀好時中心分行	尖沙咀麼地道63號好時中心地下
	又一城分行	九龍塘又一城LG149
	黃埔花園分行	紅磡黃埔花園第一期商場G8B號
	九龍廣場分行	青山道485號九龍廣場1號
	開源道分行	觀塘開源道55號
新界區	荃灣青山道分行	荃灣青山道167號
	好運中心分行	沙田橫壆街好運中心地下
	東港城分行	將軍澳東港城187A號舖
	馬鞍山中心分行	馬鞍山西沙路馬鞍山中心地下A2號舖
	元朗青山道分行	元朗青山公路162號

或東亞銀行有限公司下列任何分行：

港島區	堅城中心分行	皁路乍街23號 堅城中心 地下D號舖
	總行	德輔道中10號
	灣仔分行	軒尼詩道314-324號
九龍區	觀塘分行	康寧道7號
	馬頭圍道分行	馬頭圍道23-27號
	旺角北分行	旺角 彌敦道732號 寬成樓地下
	尖沙咀分行	彌敦道96號 美敦大廈 A及B號舖
新界區	下葵涌分行	興芳路202號
	大埔廣場分行	大埔廣場 地下商場49-52號舖
	屯門分行	雅都花園商場 地下G16號舖

閣下可於下列地點索取本招股章程連同**黃色**申請表格：

(1) 香港德輔道中199號維德廣場2樓香港結算存管處服務櫃檯；或

(2) 香港皇后大道中128-140號威享大廈高層地面香港結算客戶服務中心；或

(3) 閣下可向經紀索取申請表格。

3. 如何填寫白色及黃色申請表格

(a) 每份申請表格均印備詳細指示， 閣下務須細閱。倘不依照指示填寫， 閣下之申請可不獲受理，及將會以普通郵遞方式連同隨附之支票或銀行本票一併寄回 閣下(或若為聯名申請人，則排名首位之申請人)在申請表格上所填報之地址，郵誤風險概由 閣下承擔。

(b) 倘若 閣下透過正式授權之代理人遞交申請，則花旗集團(在諮詢本公司後)作為本公司代理可在其認為適合之條件(包括 閣下代理人之授權證明)履行後酌情接納其申請。花旗集團作為本公司之代理，可毋須提出任何原因，全權酌情拒絕或接納任何申請之全部或部分。

(c) 為使**黃色**申請表格有效：

(i) 倘申請人透過指定之中央結算系統參與者(中央結算系統投資者戶口持有人除外)遞交申請：

- 指定中央結算系統參與者或其授權簽署人須在適當空格內簽署；及
- 指定中央結算系統參與者須在申請表格上蓋上其公司印鑒(印鑒印列其公司名稱)，並在適當空格內填上其參與者編號。

(ii) 倘申請人以個人中央結算系統投資者戶口持有人之身份遞交申請：

- 申請表格必須載有中央結算系統投資者戶口持有人之全名及香港身份證號碼；及
- 中央結算系統投資者戶口持有人須在申請表格上之適當空格內填上其參與者編號及簽署。

(iii) 倘申請人以聯名中央結算系統投資者戶口持有人之身份遞交申請：

- 申請表格上必須載有所有聯名中央結算系統投資者戶口持有人之姓名及所有聯名中央結算系統投資者戶口持有人之香港身份證號碼；及
- 在申請表格上之適當空格內填上參與者編號及由中央結算系統投資者戶口持有人股份賬戶之授權簽署人簽署。

(iv) 倘申請人以公司中央結算系統投資者戶口持有人之身份遞交申請：

- 申請表格上必須載有中央結算系統投資者戶口持有人之公司名稱及香港商業登記證號碼；及
- 在申請表格上之適當空格內填上參與者編號及蓋上其公司印鑒(印鑒印列其公司名稱)，並由申請人之授權簽署人加簽。

(v) 所有簽署、簽署人數目及蓋於每份**黃色**申請表格之印鑒(如適用)必須與香港結算所保存之記錄相符。倘若中央結算系統參與者之資料不正確或不完備，或遺漏或欠缺其授權簽署(如適用)或中央結算系統參與者編號或其他類似事宜，均可能導致申請無效。

(vi) 倘若代名人欲以其名義代表不同實益擁有人遞交不同申請表格，須在各份申請表格上註明「由代名人遞交」字樣之空格內，註明每名實益擁有人賬戶號碼或其他識別編碼或倘屬聯名實益擁有人，則註明各聯名實益擁有人之賬戶號碼或其他識別編碼。

4. 如何通過中央結算系統向香港結算發出電子認購指示遞交申請

(a) ***總論***

中央結算系統參與者可根據與香港結算簽署之參與者協議，配以中央結算系統一般規則及中央結算系統運作程序規則，向香港結算發出電子認購指示以申請公開發售股份及安排繳付申請款項及退款。

倘　閣下為**中央結算系統投資者戶口持有人**，可致電2979 7888透過結算通電話系統或中央結算系統互聯網系統*https://ip.ccass.com*(根據當時生效之「投資者戶口持有人操作簡介」所列載之程序)發出電子認購指示。倘若　閣下前往下列地點，並填妥輸入認購指示表格，則香港結算亦可為　閣下輸入電子認購指示：

香港結算客戶服務中心
香港中環
皇后大道中128-140號
威享大廈高層地下

招股章程亦可在以上地點索取。

倘　閣下**並非中央結算系統投資者戶口持有人**，則可指示　閣下之經紀或託管商(乃為中央結算系統經紀參與者或中央結算系統託管商參與者)透過中央結算系統終端機發出電子認購指示，以代表　閣下申請公開發售股份。

閣下將被視作已授權香港結算及／或香港結算(代理人)將　閣下或　閣下經紀或託管商所提供之申請資料轉交予本公司及本公司之過戶登記處。

(b) ***惡劣天氣對截止認購日期之影響***

最後輸入　閣下之電子認購指示之時間為**二零零三年七月三十一日星期四(截止認購日期)中午十二時正**。倘於截止認購日期上午九時正至中午十二時正期間內任何時間，在香港發出八號或以上熱帶氣旋警告訊號或「黑色」暴雨警告訊號，則截止認購日期將押後至下一個營業日(而當日上午九時正至中午十二時正期間內任何時間在香港再無發出任何此等警告訊號)。

(c) ***最低認購股份數目及許可之倍數***

閣下可發出申請最少500股公開發售股份之電子認購指示。若申請500股以上公開發售股份，其申請之股份數目須為申請表格所列之其中一個倍數。

(d) *重複申請*

倘　閣下涉嫌作出重複申請或作出多於一個以　閣下之利益而作出之申請，則以香港結算（代理人）名義申請之公開發售股份數目，將自動相應地減少有關　閣下發出及／或以　閣下利益而發出指示之數目。　閣下或以　閣下之利益向香港結算發出任何以電子認購指示申請公開發售股份將被視作一個正式申請。詳情請參閱本節下文「閣下可遞交申請數目」分節。

(e) *公開發售股份之分配*

就分配公開發售股份而言，香港結算（代理人）將不會被視為申請人，而是每一位發出電子認購指示之中央結算系統參與者或發出指示之實益持有人將被視為申請人。

(f) *個人資料*

申請表格中「個人資料」一節適用於由本公司及過戶登記處持有　閣下之任何個人資料，並以適用於申請人（香港結算（代理人）除外）個人資料之相同方式處理。

(g) *警告*

透過向香港結算發出電子認購指示認購公開發售股份，乃提供予中央結算系統參與者之一項服務。花旗集團及本公司不承擔任何責任，且不保證任何中央結算系統參與者將獲配發公開發售股份。

為保證中央結算系統投資者戶口持有人可透過「結算通」電話系統或中央結算系統互聯網系統向香港結算發出電子認購指示，中央結算系統投資者戶口持有人謹請盡早發出申請指示。倘中央結算系統投資者戶口持有人於接駁「結算通」電話系統或中央結算系統互聯網系統以發出電子認購指示上遇到困難，請選擇(i)遞交**白色**或**黃色**申請表格；或(ii)於二零零三年七月三十一日星期四中午十二時正前親身前往香港結算客戶服務中心，填妥一份要求輸入認購指示表格。

5. 閣下可遞交申請數目

(a) **閣下只可在下列情況下提出超過一份公開發售股份之申請：**

倘　閣下為代名人，　閣下可作為代名人遞交申請：(i)（倘　閣下為中央結算系統參與者）通過中央結算系統向香港結算發出電子認購指示；或(ii)使用**白色**或**黃色**申請表格及以其名義代表不同擁有人，遞交超過一份申請表格，須請在申請表格上註明「由代名人遞交」字樣之欄格內，註明每名實益擁有人之：

- 賬戶號碼；或
- 其他識別編碼。

倘　閣下未能提供該等資料，則有關申請將被視為以　閣下之利益而遞交。

除此以外，重複申請將不獲受理。

(b) 重複申請或疑屬重複申請將不獲受理。除上述者外，倘　閣下及　閣下與聯名申請人出現下列情況，則　閣下所有申請將被視為重複申請而不獲受理：

- 不論個人或與其他人士共同以**白色**或**黃色**申請表格，或(若　閣下為中央結算系統投資者戶口持有人或透過中央結算系統經紀或託管商參與者遞交申請)通過中央結算系統向香港結算發出**電子**認購指示，提出超過一份申請；或
- 以一份**白色**或**黃色**申請表格，或(若　閣下為中央結算系統投資者戶口持有人或透過中央結算系統經紀或託管商參與者遞交申請)通過中央結算系統向香港結算發出**電子**認購指示，認購超過在香港初步提呈以供公眾人士認購之公開發售股份總數50%；或
- 根據國際發售獲取任何股份；或
- 已表明對國際發售之任何股份感興趣。

(c) 倘以　**閣下之利益**而遞交超過一份申請(包括透過香港結算(代理人)發出電子認購指示遞交申請之部分)，則　閣下**所有**申請亦會被視為重複申請而不獲受理。

倘申請由非上市公司遞交，且

- 該公司之唯一業務為買賣證券；及
- 閣下於該公司可行使法定控制權，

則申請將被視為是為　閣下之利益遞交。

***非上市公司**指並無任何股本證券於聯交所上市之公司。*

***法定控制權**指　閣下：*

- *控制該公司董事會之組成；或*
- *控制該公司超過半數投票權；或*
- *持有該公司超過半數已發行股本(未計入在溢利或資本分派超出某特定金額時即無權分享之任何部分股本)。*

6. 申請公開發售股份之時間

(a) ***白色或黃色申請表格***

填妥之**白色**或**黃色**申請表格連同所附款項，必須於二零零三年七月三十一日星期四**中午十二時正**前遞交，或倘於該日並無辦理申請，則按下文(d)段所述之時間及日期遞交。

閣下填妥之申請表格連同一張支票或一張銀行本票，須於下列時間內投入上列中國銀行(香港)有限公司及東亞銀行有限公司任何一家分行之特設收集箱內：

二零零三年七月二十八日星期一　－　上午九時正至下午四時正
二零零三年七月二十九日星期二　－　上午九時正至下午四時正
二零零三年七月三十日星期三　－　上午九時正至下午四時正
二零零三年七月三十一日星期四　－　上午九時正至中午十二時正

(b) *通過中央結算系統向香港結算發出電子認購指示*

中央結算系統參與者應於下列時間輸入電子認購指示：

二零零三年七月二十八日星期一 － 上午九時正至下午七時正
二零零三年七月二十九日星期二 － 上午九時正至下午七時正
二零零三年七月三十日星期三 － 上午九時正至下午七時正
二零零三年七月三十一日星期四 － 上午九時正至中午十二時正

倘　閣下為中央結算系統參與者，透過中央結算系統輸入　閣下之電子認購指示之最後時限為二零零三年七月三十一日星期四中午十二時正，或倘該日並無開始進行申請，則為下文(d)段所述日期及時間。

(c) *登記申請*

登記申請將於二零零三年七月三十一日星期四上午十一時四十五分至中午十二時正接受登記。

於截止申請前，不會處理公開發售股份之申請，亦不會配發任何公開發售股份。公開發售股份之分配不會遲於二零零三年八月二十七日星期三進行。

(d) *惡劣天氣對開始認購申請之影響*

倘於二零零三年七月三十一日星期四上午九時正至中午十二時正期間內任何時間發出下列警告訊號，將不會開始登記申請：

- 八號或以上熱帶氣旋警告訊號；或
- 「黑色」暴雨警告訊號。

倘出現上述情況，申請將於下一個營業日(而當日上午九時正至中午十二時正期間內任何時間在香港並無發出任何此等警告訊號)上午十一時四十五分至中午十二時正接受登記。

營業日指除香港星期六、星期日或公眾假期以外任何一日。

II. 一般資料

1. 發售股份之價格

閣下於申請股份時須支付最高發售價每股港幣4.75元，另加經紀佣金1%、聯交所交易費0.005%、證監會交易徵費0.005%及投資者賠償徵費0.002%，即表示　閣下認購一手500股股份，將須支付港幣2,399.04元。申請表格載有申請股份之完整倍數(最高股數為200,000股股份)應繳確實金額之一覽表。

倘　閣下成功申請股份，經紀佣金會付予聯交所參與者，而聯交所交易費付予聯交所、證監會交易徵費及投資者賠償徵費則付予證監會。

倘最終釐定之發售價少於最高發售價，適當之退還款項(包括多收申請股款應佔之經紀佣金、聯交所交易費、證監會交易徵費及投資者賠償徵費)將不計利息發還予成功申請人。

2. 股份及認股權證開始在聯交所買賣

預期股份及認股權證將於二零零三年八月六日開始在聯交所買賣。 股份將以每手500股，及每份認股權證將以每手500份在聯交所買賣。股份及認股權證之股份代號將分別為737及951。

3. 股份及認股權證將合資格納入中央結算系統

倘獲聯交所批准已發行及本招股章程所述將予發行之股份及將予發行之認股權證上市及買賣，及本公司符合香港結算之證券收納規定，股份及認股權證將獲香港結算接納為合資格證券，自股份及認股權證開始在聯交所之日或由香港結算所選定之其他日期起，可於中央結算系統內寄存、結算及交收。鑒於該等安排對投資者之權利及利益將造成之影響，投資者應尋求其股票經紀或其他專業顧問之意見，以瞭解該等交收安排之細節。

聯交所參與者之間之任何交易須於任何交易日後第二個營業日在中央結算系統內交收。

本公司已作出一切所需安排，致使股份及認股權證獲納入中央結算系統。

中央結算系統內之所有活動均須依據其當時生效之中央結算系統一般規則及中央結算系統運作程序規則進行。

4. 公佈結果

詳情請見「公開發售之進一步條款及條件－公佈結果」分節。

1. 一般事項

(a) 倘　閣下根據公開發售申請公開發售股份，即　閣下將同意本公司及花旗集團(代表公開發售包銷商)進行下列各項事項。

(b) 倘　閣下通過中央結算系統以電子方式指示香港結算促使香港結算(代理人)代表　閣下申請公開發售股份，則　閣下將授權香港結算(代理人)按下列條款及條件(經由適用於有關申請方法之條款及條件予以增補及修訂)申請。

(c) 倘文義容許，本節所指之「閣下」、「申請人」、「聯名申請人」及其他類似之提述，應同時包括香港結算(代理人)代其申請公開發售股份之代名人及委託人；而倘文義容許，所提述之申請應包括以電子方式向香港結算發出之申請指示。

(d) 申請人在作出申請前，務請仔細閱讀本招股章程，包括公開發售之其他條款及條件，及有關申請表格所載或香港結算(視情況而定)施加之條款及條件。

2. 提出購買公開發售股份

(a) 閣下提出根據本招股章程及有關申請表格所載之條款及條件，按發售價向本公司購買　閣下在申請表格上註明或以電子方式通過中央結算系統輸入(視乎情況而定)之公開發售股份數量(或　閣下之申請獲接納而獲分配之任何較少數量之股份)。

(b) 就使用申請表格之申請人而言，有關相當於　閣下申請但未獲分配之公開發售股份之多收申請股款(如有)之退款支票，以及相當於最終發售價與最高發售價之差額(如有)(包括該差額應佔之經紀佣金、聯交所交易費、證監會交易徵費及投資者賠償徵費)之退款支票，預計將於二零零三年八月五日星期二或之前，按　閣下之申請表格所列地址寄予　閣下，郵誤風險概由　閣下承擔。

有關各種公開發售辦法之退款手續詳情，載於本節「倘　閣下成功申請公開發售股份(全部或部分)」及「退還款項」兩段。

(c) 任何申請均可能全部或部分不獲接納。

(d) 公開發售之申請人務請注意，申請一經作出，在任何情況下(公司條例第342E條所引用之公司條例第40條所規定之情況除外)均不得撤回。為免混淆，本公司及所有參與編製本招股章程之其他人士確認，每位透過中央結算系統向香港結算發出或就此發出電子認購指示之中央結算系統參與者，為根據公司條例第342E條所引用之公司條例第40條可獲享賠償之人士。

3. 接納 閣下之申請

(a) 公開發售股份將於截止登記申請後予以分配。本公司預期將於二零零三年八月五日在南華早報(以英文)、信報(以中文)及香港經濟日報(以中文),公佈最終公開發售股份數目、公開發售之申請情況、公開發售股份之分配基準及公開發售股份成功申請人之香港身分證／護照／商業登記證號碼。

(b) (倘接獲 閣下之申請,而申請為有效、已處理及未被拒絕)本公司可按公佈分配基準及／或公開提供分配結果之方式,接納 閣下之購股要約。

(c) 倘本公司接納 閣下之購股要約(不論全部或部分),則這將成為一項具約束力之合約,倘售股之條件獲達成或售股並未在任何其他情況下被終止, 閣下必須購買 閣下之購股要約獲接納之公開發售股份。進一步詳情載於「售股之架構」一節。

(d) 在認購申請獲接納後任何時間內, 閣下無權因無意之失實陳述而撤銷申請。這並不影響 閣下可能擁有之任何其他權利。

4. 提出任何申請之影響

(a) 任何申請一經提出,即表明 閣下(如屬聯名申請人,則 閣下與聯名持有人共同及個別地)為 閣下本身或以代理或代名人之身分,代表 閣下為其作為代理或代名人之每位人士:

- **指示**及**授權**本公司及花旗集團(或彼等各自之代理或代名人)作為本公司之代理,代表 閣下簽署任何過戶表格、成交單據或其他文件,根據本公司之公司細則之規定及代表 閣下進行所有其他必要事宜,將任何配發予 閣下之公開發售股份,以 閣下或香港結算(代理人)(視乎情況而定)之名義登記,並以其他方式令本招股章程及有關申請表格所述之安排得以進行;
- **承諾**簽署所有必要文件及進行所有必要事宜,及根據本公司之公司細則之規定,令 閣下或香港結算(代理人)(視乎情況而定)登記為 閣下獲分配之公開發售股份持有人;
- **申述**、**保證**及**承諾** 閣下並非身處美國(按美國證券法S規例之定義);
- **確認** 閣下已取得本招股章程並只會依賴本招股章程所載之資料及申述提出申請,而並非依賴涉及本公司之任何其他資料或申述, 閣下並且同意,本公司、花旗集團、包銷商及參與售股之其他人士,及彼等各自之董事、人員、僱員、合夥人、代理或顧問,均不會對任何該等其他資料或申述承擔任何責任;
- **同意**(在不影響 閣下可能擁有之任何其他權利之情況下) 閣下之申請一經接納, 閣下不可因無意之失實陳述而撤銷申請,且除根據本招股章程所述者外, 閣下不得撤銷申請;
- (倘申請是以 閣下自己之利益作出)**保證**是項申請是為 閣下之利益用**白色**或**黃色**申請表格,或透過通過中央結算系統向香港結算發出電子認購指示所作出之唯一申請;

- (倘申請是由代理代表　閣下提出)**保證**　閣下已有效及不可撤回地賦予　閣下之代理一切所需之權力及授權以作出申請；
- (倘　閣下為其他人士之代理)**保證**是項申請是為該人士之利益用**白色**或**黃色**申請表格，或透過通過中央結算系統向香港結算發出電子認購指示所作出之唯一申請，及　閣下獲正式授權作為該人士之代理簽署申請表格或發出電子認購指示；
- **承諾**及**確認**　閣下(倘申請是為　閣下之利益作出)或　閣下為其利益提出申請之人士，並無申請或接納或表示有興趣認購或已收取或已獲配售或分配(包括有條件及╱或暫時性分配)國際發售中之任何國際發售股份，亦將不會申請或接納或表示有興趣認購國際發售中之任何國際發售股份，亦無以其他方式參與國際發售；
- **保證**　閣下之申請所載之資料確屬真實及準確；
- **同意**向本公司、花旗集團、包銷商及彼等各自之代理披露彼等所需要之關於　閣下或　閣下為其利益作出申請之人士之任何資料；
- **同意**　閣下之申請、其所獲得之任何接納及所訂立之合約將受香港法律所規管，並按其詮釋；
- **承諾**及**同意**接納　閣下所申請或根據此項申請獲分配之任何較少數量之公開發售股份；
- **授權**本公司將　閣下之姓名或香港結算(代理人)(視情況而定)列入本公司之股東名冊，以作為　閣下獲分配之任何公開發售股份之持有人，並授權本公司及╱或其代理將任何股票(如適用)及╱或任何退款支票(如適用)以普通郵遞方式按申請表格上所填寫之地址寄予　閣下(或如屬聯名申請人，則寄予在申請表格上排名首位之申請人)，郵誤風險概由　閣下承擔，惟倘　閣下已申請1,000,000股或以上公開發售股份，並已在　閣下之申請表格中表明　閣下將親身領取　閣下之股票及╱或退款支票(如有)，則　閣下可於二零零三年八月五日星期二上午九時正至下午一時正止親臨香港中央證券登記有限公司領取　閣下之股票及╱或退款支票(如適用)；
- **明白**本公司及花旗集團將依賴該等聲明及申述，以決定是否就　閣下之申請分配任何公開發售股份；
- 倘香港以外任何地區之法律適用於　閣下之申請，則　閣下**同意**及**保證**　閣下會遵守所有該等法律，及本公司、花旗集團、包銷商或參與售股之其他人士，及任何彼等各自之董事、僱員、合夥人、代理或顧問，概不會因　閣下之購股要約獲得接納，或根據本招股章程所載之條款及條件而自　閣下之權利與義務所產生之任何行動，而違反香港以外地區之任何法律。

(b) 倘　閣下使用**黃色**申請表格申請公開發售股份，則除上文(a)所述之確認及協議之外，　閣下（如屬聯名申請人，則　閣下及聯名申請人共同及個別地）亦被視作進行下列事宜：

- **同意**　閣下獲分配之任何公開發售股份將以香港結算（代理人）之名義登記，並直接存入香港結算管理之中央結算系統，以記存入　閣下之中央結算系統投資者戶口持有人股份賬戶或　閣下指定之中央結算系統參與者股份賬戶（按　閣下在申請表格上之選擇而定）；
- **同意**香港結算及香港結算（代理人）各自保留權利，全權決定(i)不接納　閣下以香港結算（代理人）之名義獲分配之任何或部分公開發售股份或不接納該批公開發售股份寄存入中結算系統；(ii)促使該批公開發售股份在中央結算系統提取及轉入　閣下名下（如屬聯名申請人，則排名首位之申請人）（風險及所需費用概由　閣下承擔）；(iii)促使該批獲配發之公開發售股份以　閣下之名義發行（或如　閣下為聯名申請人，以排名首位之申請人之名義）及在以上各情況下，將獲配發之公開發售股份股票以普通郵遞方式寄往申請表格上所示地址，郵誤風險概由　閣下承擔，或以同樣方式供　閣下索取；
- **同意**香港結算及香港結算（代理人）各自可調整分配予　閣下及以香港結算（代理人）名義發行之公開發售股份數目；
- **同意**香港結算及香港結算（代理人）對本招股章程及申請表格未載有之資料及申述概不負責；
- **同意**香港結算及香港結算（代理人）概不對　閣下之任何方面承擔任何責任。

(c) 此外，倘　閣下向香港結算發出電子認購指示，或指示身為中央結算系統經紀參與者或中央結算系統託管商參與者之經紀或託管商，通過中央結算系統向香港結算發出電子認購指示，　閣下（及　閣下如為聯名申請人，則　閣下與聯名持有人共同及個別地）被視作進行下列附加事宜，而香港結算或香港結算（代理人）不會就下列事宜或違反**白色**申請表格或本招股章程之條款及條件向本公司或任何其他人士負責：

- **指示**及**授權**香港結算促使香港結算（代理人）（以中央結算系統參與者代名人身分行事）代表　閣下申請公開發售股份；
- **指示**及**授權**香港結算安排透過從　閣下指定之銀行戶口扣除款項，用以繳付最高發售價、經紀佣金、聯交所交易費、證監會交易徵費及投資者賠償徵費。如申請全部或部分未獲接納及／或最終發售價低於最高發售價港幣4.75元，則申請款項之適當部分退款將存入　閣下指定之銀行戶口；
- （除上文(a)段所述之確認及協議外）**指示**及**授權**香港結算促使香港結算（代理人）代表　閣下進行在**白色**申請表格上代表　閣下列明之所有事宜及以下事項：
  - **同意**將所獲分配之公開發售股份以香港結算（代理人）名義登記，並將其直接存入中央結算系統，以記存入　閣下中央結算系統之投資者戶口持有人股份賬戶或代表　閣下輸入電子認購指示之中央結算系統參與者之股份賬戶內；
  - **承諾**並**同意**接納由　閣下發出電子認購指示所申請之公開發售股份數目或較少數目之公開發售股份；

- (如電子認購指示以　閣下之本身利益發出)**聲明**只有一項電子認購指示以　閣下本身利益發出；
- (如　閣下作為另一名人士之代理)**聲明**　閣下僅為該名人士利益發出一組電子認購指示，並且　閣下已獲正式授權以該名人士代理身分發出該等指示；
- **明白**本公司及花旗集團將依賴上述聲明，以決定是否就　閣下發出之電子認購指示分配公開發售股份；倘　閣下作出虛假聲明，可被檢控；
- **授權**本公司將香港結算(代理人)之名稱列入本公司之股東名冊內，作為　閣下經電子認購指示獲分配之公開發售股份之持有人，並根據本公司與香港結算另行協定之安排寄出股票及／或退款；
- **確認**　閣下已細閱並同意遵守本招股章程所載之條款與條件及申請手續；
- **確認**　閣下發出電子認購指示，或在指示中央結算系統經紀參與者或中央結算系統託管商參與者代其發出電子認購指示時，僅依賴本招股章程所載之資料及申述；
- **同意**(在不損害　閣下可能擁有之任何其他權利之情況下)由香港結算(代理人)提出之申請一經接納，不可因無意之失實陳述撤銷申請，且除根據本招股章程所述者外，　閣下不得撤銷申請；
- **同意**向花旗集團、本公司、包銷商、股份過戶處、收款銀行、代理及顧問披露　閣下之個人資料及彼等要求有關　閣下之任何資料；
- **同意**　閣下於二零零三年八月二十七日星期三前不得撤銷電子認購指示。此協定將有效成為與本公司所訂立之附屬合約，　閣下一經發出有關指示，即對　閣下具有約束力。根據此附屬合約，本公司將視為同意(除按本招股章程所述之其中一項手續外)不會於二零零三年八月二十七日星期三前向任何人士要約發售任何公開發售股份。然而，倘根據公司條例第342E條所引用之公司條例第40條須對本招股章程負責之人士根據該條規定發出公佈，而該公佈免除或限制該名負責人對本招股章程須負之責任，則　閣下可於二零零三年八月二十七日星期三或之前撤銷有關指示；
- **同意**香港結算(代理人)所提出之申請一經接納，有關申請和　閣下之電子認購指示均不得撤銷，而接納該申請將以本公司提供之公開發售股份結果作實；及
- 就有關發出公開發售股份之電子認購指示，**同意**　閣下與香港結算所訂立之參與者協定(執行時同時考慮中央結算系統之一般規則及中央結算系統運作程序規則)所訂明之安排、承諾及保證。

(d) 本公司、花旗集團、包銷商、參與售股之其他人士及彼等各自之董事、人員、僱員、合夥人、代理及顧問，均有權依賴 閣下在 閣下之申請中所作出之任何保證、申述或聲明。

(e) 由聯名申請人明確作出、發出、承擔、或加諸於彼等之所有保證、申述、聲明及責任，將被視為由申請人共同及個別作出、發出、承擔或加諸於彼等。

5. 閣下不獲配發公開發售股份之情況

有關 閣下不獲配發公開發售股份之情況詳載於申請表格附註內， 閣下應細閱。敬請 閣下特別留意以下 閣下不獲配發公開發售股份之八種情況。

(a) **行使全面酌情權，拒絕或接納申請：**

本公司及花旗集團(作為本公司代理)或其各自之代理，可全權決定全部或部分拒絕或接納任何申請，而毋須解釋原因。

(b) **如 閣下撤銷或撤回申請：**

申請表格一經填妥或向香港結算發出電子認購指示後，即表明 閣下同意不得於二零零三年八月二十七日星期三或之前撤回申請。本協議將成為與本公司所訂立之附屬合約； 閣下之申請表格一經遞交或向香港結算發出 閣下之電子認購指示後，即具法律約束力。根據附屬合約，本公司同意不會於二零零三年八月二十七日星期三前向任何人士提呈發售任何公開發售股份，但按照本招股章程提呈發售則除外。

倘根據公司條例第342E條引用之公司條例第40條須對招股章程負責之人士發出公佈，免除或限制該名人士對招股章程須負上之責任，則 閣下僅可在此情況下於二零零三年八月二十七日星期三或之前撤銷申請。

倘本招股章程刊發任何補充文件，已遞交申請之人士不一定會獲通知可撤銷申請(視乎補充文件所載資料而定)。倘申請人不獲通知，或倘申請人接獲通知但未有根據將予通知之手續撤回申請，則所有已遞交之申請為仍然有效及可獲受理。視上述情況而定，申請一經遞交則不得撤銷，申請人將視作按本招股章程(以經補充者為準)遞交一份申請。

為免產生疑慮，本公司及其他參與編製本招股章程之人士確認，每一位發出或促使他人發出電子認購指示之中央結算系統參與者，為根據公司條例第342E條所引用之公司條例第40條而可獲享賠償之人士。

閣下之申請一經接納，則不得撤銷或撤回。於報章公佈分配基準，將構成接納申請；當分配基準須待若條件達成，始可作實，或規定以抽籤進行分配，接納須待達成該等條件或抽籤結果，始可作實。

(c) **如公開發售股份配發屬無效：**

如上市委員會在下列期間並未批准股份上市，則 閣下及香港結算（代理人）倘獲配發之公開發售股份將會作廢：

- 截止申請後三星期內；或
- 如上市委員會在截止登記後三個星期內知會本公司之較長期間（最多為六個星期）。

(d) **重複申請及配發國際發售股份：**

倘出現下列情況， 閣下之認購申請將不獲受理：

- 閣下作出重複申請或疑屬重複申請；或
- 閣下或以 閣下為受益人遞交申請之人士已獲配發國際發售股份。

閣下填妥**白色**或**黃色**申請表格，表示 閣下同意不會根據國際發售申請股份。董事及包銷商將會採取合理步驟，識別及拒絕已根據國際發售收取股份之投資者根據公開發售提出之申請，以及識別及拒絕已根據公開發售收取股份之投資者表示對國際發售之興趣。

(e) **付款方式不正確**

倘 閣下以不正確方式付款， 閣下不會獲配發任何公開發售股份。

(f) **如 閣下或香港結算（代理人）之申請不獲接納：**

以下情況可能導致 閣下或香港結算（代理人）遞交之申請不獲接納：

- 公開發售包銷協議及國際包銷協議未能成為無條件協議；或
- 公開發售包銷協議或國際包銷協議根據其條款終止。

(g) **沒有正確填寫申請表格**

倘 閣下不按指示正確填寫申請表格， 閣下之申請將不予受理。

(h) **不獲兑現之支票或銀行本票**

倘 閣下以支票或銀行本票付款，但該支票或銀行本票在首次過戶時不獲兑現，則 閣下之申請將不予受理。

此外，請 閣下留意，倘 閣下通過中央結算系統向香港結算發出電子認購指示，代表 閣下申請公開發售股份，加上倘 閣下之香港結算（代理人）之申請不獲接納，則 閣下亦不會獲配發任何公開發售股份。

6. 公佈結果

本公司預計於二零零三年八月五日星期二，在南華早報（以英文）、信報（以中文）及香港經濟日報（以中文）公佈發售價、國際發售之一般踴躍程度、公開發售股份之申請結果及配發基準、及根據公開發售成功申請者之香港身份證／護照／香港商業登記證號碼。

7. 倘　閣下成功申請公開發售股份(全部或部分)

本公司不會發出任何臨時所有權文件，概不會為申請款項發出收據。

股票僅會在公開發售成為無條件及並無根據其條款終止之情況下成為有效之所有權證書。

(a) 倘　閣下使用白色申請表格，並選擇收取以　閣下名義登記之任何股票：

倘　閣下以**白色**申請表格申請1,000,000股或以上公開發售股份，並於申請表格上表明　閣下欲親身於：

香港中央證券登記有限公司
香港
皇后大道東183號
合和中心
17樓1712-1716室

領取　閣下之股票及／或退款支票(如有)並已提供申請表格上所需資料，則　閣下可於本公司在報章上公佈寄發股票及退款支票之日期上午九時正至下午一時正領取。寄發日期預期為二零零三年八月五日星期二。

倘個別申請人申請1,000,000股或以上公開發售股份，並擬親身領取股票及退款支票，　閣下不得授權任何其他人士代表　閣下領取。於領取股票及／或退款支票時，申請人必須出示其身分證明文件(必須為香港中央證券登記有限公司接納之文件)。倘選擇親身領取屬公司之申請人，必須由授權代表攜同加蓋公司印章之公司授權書方可領取，授權代表須在領取有關退款支票及股票時出示香港中央證券登記有限公司接納之身分證明文件。

倘　閣下未有領取　閣下之股票及／或退款支票(如有)，則　閣下之股票及／或退款支票(如有)將於寄發日期下午以普通郵遞方式，寄往　閣下於**白色**申請表格填報之地址，郵誤風險概由　閣下承擔。

倘　閣下申請1,000,000股或以上公開發售股份，並無於申請表格上表明　閣下將親身領取　閣下之股票及退款支票(如有)，或倘　閣下申請少於1,000,000股公開發售股份，則　閣下之股票及退款支票(如有)將於派發日期以普通郵遞方式寄往　閣下在**白色**申請表格上所填報之地址，郵誤風險概由　閣下承擔。

(b) 倘(i)　閣下使用黃色申請表格或(ii)　閣下通過中央結算系統向香港結算發出電子認購指示遞交申請，並在以上各情況下選擇將獲分配之公開發售股份直接存入中央結算系統：

閣下之股票將以香港結算(代理人)名義發行，並於二零零三年八月五日星期二營業時間結束時，或在緊急情況下，於香港結算或香港結算(代理人)所決定之任何其他日期，按　閣下(於　閣下之**黃色**申請表格或以電子方式透過中央結算系統(視情況而定))之指示存入中央結算系統，以記存入　閣下之中央結算系統投資者戶口持有人股份賬戶或　閣下指定之中央結算系統參與者股份賬戶內。

倘　閣下使用黃色申請表格提出申請：

(i) 倘　閣下透過指定之中央結算系統參與者(中央結算系統投資者戶口持有人除外)申請：

- 就記存入於　閣下指定之中央結算系統參與者(中央結算系統投資者戶口持有人除外)之股份賬戶之公開發售股份而言，　閣下可向該中央結算系統參與者查證　閣下所獲配發之公開發售股份數目。

(ii) 倘　閣下以中央結算系統投資者戶口持有人之身分申請：

- 本公司預期於二零零三年八月五日星期二在報章公佈中央結算系統投資者戶口持有人之申請及售股之結果。　閣下務請查閱本公司發表之公佈，倘有任何差誤，必須於二零零三年八月五日星期二下午五時正前或由香港結算或香港結算(代理人)指定之任何其他日期，向香港結算呈報。於二零零三年八月六日星期三，　閣下可透過結算通電話系統及中央結算系統互聯網系統(根據香港結算當時生效之「投資者戶口持有人操作簡介」所載之程序)查詢　閣下賬戶最新結餘。香港結算同時亦會將一份列明經已記存入　閣下賬戶之公開發售股份數目之股份活動結單寄發予　閣下。

倘　閣下申請1,000,000股或以上公開發售股份，並於申請表格上表明　閣下欲親身領取退款支票(如有)，則上文(a)所載關於領取退款支票之程序亦適用。

倘　閣下申請1,000,000股或以上公開發售股份，並無於申請表格上表明，　閣下將親身領取　閣下之退款支票(如有)，或倘　閣下申請少於1,000,000股公開發售股份，　閣下之退款支票(如有)將於寄發日期(預計為二零零三年八月五日星期二)以普通郵遞方式寄往　閣下在申請表格所填報之地址，郵誤風險概由　閣下承擔。

倘　閣下已通過中央結算系統向香港結算發出電子認購指示遞交申請：

- 本公司將會在二零零三年八月五日星期二於報章刊登**中央結算系統參與者之申請結果**(及倘該中央結算系統參與者為經紀或託管商，本公司將包括有關實益擁有人之資料(如有提供))、　閣下之身分證號碼／護照號碼或其他識別編碼(倘為公司申請人，即為香港商業登記證號碼)及公開發售之配發基準。閣下請查閱本公司作出之公佈，並於二零零三年八月五日星期二下午五時正前，或香港結算或香港結算(代理人)指定之其他日期，向香港結算呈報任何差誤。

倘　閣下指示　閣下之經紀或託管商代表　閣下發出電子認購指示，　閣下亦可向該經紀或託管商查詢　閣下獲分配之公開發售股份數目及退款金額(如有)。

倘　閣下以中央結算系統投資者戶口持有人之名義申請，　閣下可分別於二零零三年八月五日星期二及二零零三年八月六日星期三(即公開發售股份記存入　閣下之股份賬戶及將退款(如有)存入　閣下指定之銀行賬戶翌日)，透過結算通電話系統及中央結算系統互聯網系統查詢　閣下獲配發之公開發售股份數目及退款金額(如有)，及閣下賬戶之最新結餘。香港結算亦會向　閣下寄發活動結單，列出記存入　閣下股份賬戶之公開發售股份數目及存入　閣下指定銀行戶口(如有)之退款金額。

8. 退還款項

倘 閣下基於上述「閣下不獲配發公開發售股份之情況」分節之任何原因未獲分配任何公開發售股份，則本公司將退還 閣下申請款項(包括有關之經紀佣金、聯交所交易費、證監會交易徵費及投資者賠償徵費)，惟不會就此支付利息(所有利息權益將歸本公司所有)。倘 閣下之申請僅部分獲接納，則本公司會將 閣下申請款項之適當部分(包括該部分應佔之經紀佣金、聯交所交易費、證監會交易徵費及投資者賠償徵費)，不計利息退還。

倘最終釐定之發售價少於申請時所支付之最高發售價每股股份港幣4.75元，餘下之認購股款(包括有關之經紀佣金、聯交所交易費、證監會交易徵費及投資者賠償徵費)將不計利息退還予 閣下。

倘 閣下為一名中央結算系統參與者，透過通過中央結算系統向香港結算發出電子認購指示方式認購公開發售股份，則所有退款預計於二零零三年八月五日星期二存入 閣下指定之銀行戶口或 閣下之經紀或託管商指定之銀行戶口。

下列為本公司之申報會計師香港執業會計師德勤‧關黃陳方會計師行發出之報告全文，以供收錄於本招股章程：

德勤‧關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

執業會計師
香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

敬啟者：

以下為吾等就合和公路基建有限公司(「貴公司」)及其附屬公司(以下統稱為「貴集團」)截至二零零二年六月三十日止三個年度各年及截至二零零三年四月三十日止十個月(「有關期間」)之財務資料(「財務資料」)而編製之報告，以供納入　貴公司於二零零三年七月二十八日刊發之招股章程(「招股章程」)內。

貴公司乃根據開曼群島公司法，於二零零三年一月十四日在開曼群島註冊成立之受豁免有限責任公司。根據集團重組(「公司重組」)(進一步詳情載於招股章程附錄九「公司重組」一節)，　貴公司於二零零三年六月三十日成為以下附屬公司之控股公司。

本報告刊發日期，　貴公司之附屬公司及共同控制個體如下：

附屬公司

公司名稱	註冊成立／註冊地點及日期	已發行及繳足股本／註冊資本	應佔股本權益	主要業務
捷富有限公司(「捷富」)	英屬處女群島 二零零三年三月五日	普通股 美金1元	100%	投資控股
冠佳有限公司(「冠佳」)	英屬處女群島 二零零三年三月十二日	普通股 美金20,000元	97.5%	投資控股
Fan Wai Properties Limited(「Fan Wai」)	英屬處女群島 一九九三年六月二十一日	普通股 美金1元	97.5%	投資資金
茂高有限公司(「茂高」)	英屬處女群島 一九九四年一月四日	普通股 美金1元	100%	投資資金

公司名稱	註冊成立／註冊地點及日期	已發行及繳足股本／註冊資本	應佔股本權益	主要業務
廣東合和廣珠高速公路發展有限公司（「廣東合和」）	中華人民共和國（「中國」）一九九三年五月五日	註冊資本 人民幣 600,000,000元	100%	於高速公路項目之投資
合和中國發展（高速公路）有限公司（「合和中國發展」）	香港 一九八一年十月三十日	普通股 港幣2元 無投票權遞延股 港幣4元	已發行普通股本之97.5%	於高速公路項目之投資
合和環穗公路有限公司（「合和環穗」）	英屬處女群島 一九九二年十月六日	普通股 美金1元	100%	於高速公路項目之投資
合和廣珠高速公路發展有限公司（「合和廣珠」）	香港 一九九二年九月三日	普通股 港幣2元 無投票權遞延股 港幣2元	已發行普通股本之100%	於高速公路項目之投資
Wilberforce International Limited（「Wilberforce」）	英屬處女群島 一九九四年五月十六日	普通股 美金20,000元	100%	投資控股
Yager International Limited（「Yager」）	英屬處女群島 一九九四年九月二十一日	普通股 美金20,000元	100%	投資控股

除捷富、茂高、Yager及Wilberforce由 貴公司直接持有外，上述全部附屬公司乃由貴公司間接持有。

共同控制個體

公司名稱	註冊地點及日期	註冊資本	主要業務
廣深珠高速公路有限公司（「廣深高速公路合營企業」）	中國 一九八八年四月二十七日	人民幣 471,000,000元	發展、經營及管理高速公路
廣州東南西環高速公路有限公司（「環城公司合營企業」）	中國 一九九二年十二月二十六日	美金55,000,000元	發展、經營及管理高速公路

廣深高速公路合營企業及環城公司合營企業均為根據中國法律註冊之中外合作經營企業。根據有關附屬公司與相關合營企業夥伴訂立之合營企業協議，並無任何一方有能力作出單方控制。該等合營企業協議一般規定償還各合營企業夥伴出資之原有註冊資本。廣深高速公路合營企業規定按合營企業協議釐定之息率計算之原有註冊資本之回報。該等共同控制個體之合營企業協議之主要條款載於本報告A節附註14中。

由於除有關公司重組之交易外，　貴公司、捷富及冠佳並無進行其他業務，故並無編製　貴公司、捷富有限公司及冠佳有限公司由其各自之註冊成立日期以來之經審核財務報告表。就本報告而言，然而，吾等已審閱該等公司自其各自之註冊成立日期以來至本報告刊發日期之所有相關交易。

由於並無法定規定Fan Wai、茂高、Wilberforce及Yager編製經審核財務報告表，故並無編製該等個體由其各自之註冊成立日期以來之經審核財務報告表。就本報告而言，吾等已根據香港會計師公會發出之核數準則(「核數準則」)對該等公司於有關期間之管理賬目進行獨立核數程序。

廣東合和、廣深高速公路合營企業及環城公司合營企業之法定財務報告表乃根據適用於在中國成立之企業之有關會計政策及財務規定編製，並由以下在中國註冊之執業會計師審核：

個體名稱	財務期間	核數師
廣東合和	截至二零零二年十二月三十一日止四個年度各年	廣東正中珠江會計師事務所
廣深高速公路合營企業	截至二零零二年十二月三十一日止四個年度各年	廣東正中珠江會計師事務所
環城公司合營企業	截至二零零二年十二月三十一日止四個年度各年	廣州羊城會計師事務所有限公司

就本報告而言，吾等已根據核數準則對廣東合和及共同控制個體於有關期間之管理賬目進行獨立核數程序，並根據國際會計準則委員會頒佈之國際財務申報準則編製賬目。

吾等於截至二零零二年六月三十日止三個年度擔任合和中國發展、合和環穗及合和廣珠之核數師。就本報告而言，吾等已根據核數準則對該等公司截至二零零三年四月三十日止十個月之管理賬目進行獨立核數程序。

吾等已審閱組成　貴集團之成員公司及共同控制個體於有關期間或自其各自之註冊成立／註冊日期至二零零三年四月三十日止(以較短者為準)之經審核財務報告表或(倘適用)管理賬目(統稱為「相關財務報告表」)。吾等已根據香港會計師公會建議之「招股章程及申報會計師」核數指引進行審閱。

本報告所載　貴集團有關期間之財務資料，乃根據下文A節附註1所載之基準，依據現時組成　貴集團之公司之相關財務報告表編製，並已作出吾等認為對編製吾等納入招股章程之報告而適用之調整。

相關財務報告表須由該等公司批准其刊發之董事負全責。　貴公司之董事須對已收錄本報告之招股章程之內容負責。吾等之責任乃從相關財務報告表編製本報告所載之財務資料、對財務資料發表獨立意見，並向　閣下呈報吾等之意見。

吾等認為，就本報告而言，按下文A節附註1呈報基準編製之財務資料能真實及公平地反映　貴集團於二零零零年、二零零一年及二零零二年六月三十日及二零零三年四月三十日之財務狀況，以及　貴集團截至二零零二年六月三十日止三個年度各年及截至二零零三年四月三十日止十個月之合併業績及現金流動。

A. 財務資料

合併收益表

	附註	截至六月三十日止年度			截至二零零三年四月三十日止十個月
		二零零零年	二零零一年	二零零二年	
		港幣千元	港幣千元	港幣千元	港幣千元
營業額	3	769,607	859,793	918,450	861,183
其他營運收入	4	267,441	323,822	151,639	53,529
收費公路營運費用		(76,112)	(85,128)	(77,549)	(77,004)
折舊及攤銷費用		(107,018)	(118,672)	(160,905)	(158,107)
一般及行政費用		(37,737)	(47,321)	(50,222)	(51,928)
經營業務溢利	5	816,181	932,494	781,413	627,673
財務成本	6	(267,683)	(303,643)	(220,635)	(167,685)
除稅前溢利		548,498	628,851	560,778	459,988
所得稅開支	7	(24,700)	(25,798)	(19,298)	(16,420)
除稅後溢利		523,798	603,053	541,480	443,568
少數股東權益		(4,849)	(2,431)	(9,051)	(9,869)
年內／期內溢利		518,949	600,622	532,429	433,699
股息	8	–	–	2,200,000	–
		港幣	港幣	港幣	港幣
每股盈利－基本	9	0.24元	0.28元	0.25元	0.20元

合併資產負債表

	附註	於六月三十日 二零零零年	於六月三十日 二零零一年	於六月三十日 二零零二年	於二零零三年四月三十日
		港幣千元	港幣千元	港幣千元	港幣千元
資產					
非流動資產					
物業及設備	12	9,257,820	9,271,483	9,098,700	8,991,256
於共同控制個體之額外投資成本	13	1,981,434	1,961,378	1,934,308	1,907,910
發展中收費公路項目	15	430,270	430,754	430,513	149,959
借予共同控制個體之貸款	16	4,890,601	4,281,754	1,209,208	1,011,394
		16,560,125	15,945,369	12,672,729	12,060,519
流動資產					
存貨		4,421	4,573	5,064	2,210
借予一共同控制個體之貸款	16	545,975	–	–	–
應收賬款、按金及預付款項		28,929	27,260	129,512	81,748
合營企業夥伴應收利息	17	–	13,044	27,521	42,972
銀行結餘及現金	18	259,232	512,749	97,819	291,063
		838,557	557,626	259,916	417,993
總資產		17,398,682	16,502,995	12,932,645	12,478,512
股東權益及負債					
資本及儲備					
股本	20	312	312	312	312
儲備	21	1,888,301	2,489,536	820,788	1,246,600
		1,888,613	2,489,848	821,100	1,246,912
少數股東權益		7,250	9,681	18,732	28,601
非流動負債					
銀行及其他貸款－於一年後到期	22	3,195,661	2,637,339	5,171,533	4,834,694
應付其他利息－於一年後到期	23	22,235	38,991	18,163	–
合營企業夥伴提供之貸款	24	924,482	921,216	746,007	719,453
應付控股公司金額	25	9,198,965	9,375,760	5,711,311	5,002,133
遞延税項負債	26	47,500	73,000	91,900	108,070
		13,388,843	13,046,306	11,738,914	10,664,350
流動負債					
應付賬款及已收按金		132,963	60,127	49,389	65,646
銀行及其他貸款－於一年內到期	22	1,881,133	787,263	253,857	376,197
應付一共同控制個體利息	27	–	15,933	34,478	52,128
應付其他利息－於一年內到期	23	99,830	93,787	16,125	44,628
税務負債		50	50	50	50
		2,113,976	957,160	353,899	538,649
股東權益及負債總額		17,398,682	16,502,995	12,932,645	12,478,512

合併股東權益變動報表

	股本	中國法定儲備	換算儲備	保留溢利	總計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於一九九九年七月一日之結餘	312	–	22,735	1,346,208	1,369,255
在香港以外地區之營運之滙兑差額	–	–	409	–	409
年內溢利	–	–	–	518,949	518,949
於二零零零年六月三十日之結餘	312	–	23,144	1,865,157	1,888,613
在香港以外地區之營運之滙兑差額	–	–	613	–	613
年內溢利	–	–	–	600,622	600,622
於二零零一年六月三十日之結餘	312	–	23,757	2,465,779	2,489,848
在香港以外地區之營運之滙兑差額	–	–	(1,177)	–	(1,177)
年內溢利	–	–	–	532,429	532,429
保留溢利之攤分	–	22,884	–	(22,884)	–
股息	–	–	–	(2,200,000)	(2,200,000)
於二零零二年六月三十日之結餘	312	22,884	22,580	775,324	821,100
在香港以外地區之營運之滙兑差額	–	–	(7,887)	–	(7,887)
年內溢利	–	–	–	433,699	433,699
保留溢利之攤分	–	33,580	–	(33,580)	–
於二零零三年四月三十日之結餘	312	56,464	14,693	1,175,443	1,246,912

合併現金流動表

	截至六月三十日止年度			截至二零零三年四月三十日止十個月
	二零零零年	二零零一年	二零零二年	
	港幣千元	港幣千元	港幣千元	港幣千元
經營業務				
除税前溢利	548,498	628,851	560,778	459,988
經調整：				
利息費用	256,844	294,605	216,590	165,859
利息收入	(223,775)	(283,143)	(120,792)	(41,852)
滙兑(收益)虧損，淨額	(23,420)	(10,875)	(1,538)	990
折舊及攤銷費用	107,018	118,672	160,905	158,107
未計營運資金變動前之經營業務現金流動	665,165	748,110	815,943	743,092
存貨減少(增加)	363	(152)	(491)	2,854
應收賬款、按金及預付款項(增加)減少	(11,449)	1,669	(102,252)	81,770
應付款項及已收按金(減少)增加	(64,048)	(72,836)	(10,738)	16,257
經營業務產生之現金	590,031	676,791	702,462	843,973
已收利息	6,907	14,395	5,467	4,212
已付所得税	–	(298)	(398)	(250)
來自經營業務現金淨額	596,938	690,888	707,531	847,935
投資業務				
於共同控制個體之額外投資成本	(58,240)	(2,302)	(1,179)	–
償還發展中收費公路項目之款項	–	–	–	270,966
出售物業及設備所得款項	–	–	16,229	176
購買物業及設備	(493,801)	(95,963)	(8,849)	(60,333)
共同控制個體貸款增加	(279,410)	(20,193)	–	–
償還共同控制個體貸款	485,912	1,436,665	3,171,253	220,876
(投資業務動用)／來自投資業務現金淨額	(345,539)	1,318,207	3,177,454	431,685
融資活動				
已付利息	(148,431)	(205,292)	(293,876)	(137,065)
新增銀行及其他貸款	767,215	1,283,166	3,296,710	–
償還銀行及其他貸款	(1,301,618)	(2,998,593)	(1,295,922)	(214,499)
合營企業夥伴貸款增加	132,988	–	–	–
合營企業夥伴貸款還款	(41,862)	(4,642)	(143,077)	(26,799)
控股公司墊款／(償還控股公司之款項)	548,685	171,637	(5,868,473)	(709,178)
融資活動動用現金淨額	(43,023)	(1,753,724)	(4,304,638)	(1,087,541)
現金及現金等值物增加(減少)淨額	208,376	255,371	(419,653)	192,079
年／期初現金及現金等值物	75,976	259,232	512,749	97,819
外滙滙率變動影響	(25,120)	(1,854)	4,723	1,165
年／期末現金及現金等值物				
銀行結餘及現金	259,232	512,749	97,819	291,063

財務資料附註

1. 財務資料之呈報基準

編製現時組成　貴集團之公司之合併收益表、合併股本變動報表及合併現金流動表，猶如　貴集團現時之架構於有關期間或自其各註冊成立或註冊日期(以較短者為準)一直存在。編製　貴集團於二零零零年、二零零一年及二零零二年六月三十日及二零零三年四月三十日之合併資產負債表，乃為呈報現時組成　貴集團之公司於各有關日期之資產及負債，猶如　貴集團現時之架構於該等日期一直存在。

集團內公司間之所有重大交易、現金流動及結餘均於合併賬目時撇除。

2. 主要會計政策

財務資料以港元呈報，董事認為此呈報對現行及潛在投資者較為有用。財務資料乃根據歷史成本慣例及按國際財務申報準則(「國際財務申報準則」)編製。採納之主要會計政策如下：

合併基準

合併財務報告表納入　貴公司及其附屬公司及共同控制個體截至各結算日所作之財務報告表。

附屬公司之經營業績及少數股東應佔權益於合併收益表中入賬。共同控制個體之經營業績如下文所述按比例於合併賬目時入賬。

附屬公司

附屬公司乃　貴公司控制其經營之該等個體。倘　貴公司有權管理接受投資之企業之財務及經營政策藉此從其業務中獲益，即達致控制。

於共同控制個體之權益

合營企業乃一項合約性安排，根據安排，　貴集團及其他各方共同經營一項各方共同控制之商業業務。

涉及成立各企業均有權益之個別個體之合營企業安排列作共同控制個體。　貴集團根據有關合營企業安排指定之溢利攤分比率使用比例合併報告其於共同控制個體之權益。　貴集團應佔共同控制個體收入、開支、資產及負債(貴集團與共同控制個體間之交易及結餘除外)與等值項目按逐行基準於綜合財務報告表中合併。倘為　貴集團應佔共同控制個體有關收入、開支、應收款項及應付款項，　貴集團與共同控制個體間之交易及結餘對銷。因共同控制個體之交易產生之未實現損益與　貴集團於共同控制個體之權益對銷(倘作為轉讓資產減值證據之未實現虧損除外)。

於共同控制個體之額外投資成本

貴集團已就建造及發展共同控制個體經營之收費公路產生額外發展開支(「額外發展成本」),且該等個體並無入賬。按比例綜合賬目時,該等成本之一部分乃根據 貴集團於共同控制個體之權益計算,並計入收費公路之成本內。該等成本餘下部分以共同控制個體之額外投資成本列賬,及按有關共同控制個體折舊其收費公路時採納之相同基準攤銷。

於出售共同控制個體時,應佔未攤銷額外開發成本之款額將予計入以計算出售時之溢利或虧損。

物業及設備

物業及設備乃按成本值減折舊及累計減值虧損(倘適用)入賬。於維修及保養時資本化之改良工程於產生時在收益表中扣除。

在建工程在有關資產之工程完成前不會折舊。

收費公路之成本包括 貴集團按比例分佔之(i)共同控制個體之財務報告表中記錄之收費公路建造成本及(ii)額外發展成本。收費公路成本中並無計入之額外發展成本餘額已獨立呈列作為共同控制個體之額外投資成本。

由收費公路之商業經營之開始日期起,收費高速公路之折舊乃在各共同控制個體各自之剩餘期間根據實際車流量比率與由管理層估計或經參考獨立交通顧問編製之交通預測報告後,預期之車流總量相比計算以撇銷其成本。

其他物業及設備之折舊乃於其估計使用年期以直線法按每年20%計算以撇銷其成本。

因出售資產或資產報廢所產生之損益,為該資產之銷售所得款項與賬面值之差額,並於收入中確認入賬。

收益確認

經營收費公路之收費收入於使用時及收取收費時確認入賬。

對共同控制個體之資本出資及貸款之利息收入乃根據合營企業協議所載之適用利率確認入賬。

其他利息收入乃參考未償還本金根據實際適用利率按時間基準計入 。

租金收入(主要包括出租收費公路下之空間及出租機器及設備予當地承包人之收入)按直線基準於有關租約年期確認。

租賃

根據經營租約之應付租金於有關租約年期按直線基準在收入中列支。

外幣

以港元(呈報貨幣)以外之貨幣進行之交易初步以交易當日之滙率記錄。以該等貨幣結算之貨幣資產及負債以結算日之滙率再進行換算。滙兌產生之損益均計入年內之純利或虧損淨額中。

於綜合賬目時，　貴集團在香港以外地區之營運及共同控制個體之資產及負債以結算日之滙率換算。收入及開支項目按年／期內平均滙率換算。所產生之滙兌差額(如有)列作股本及轉移至　貴集團之換算儲備中。該等換算差額確認為出售經營業務期間之收入或開支。

收購外國實體所產生之商譽及公允價值調整列作外國實體之資產及負債處理，並按收市滙率換算。

借貸成本

因收購、興建或生產需要長時間籌備方可供其擬定用途或銷售之合資格資產所產生之直接借貸成本，計入該等資產之成本中，直至該等資產已大致上可供其擬定用途或銷售。在合資格資產產生支出前，臨時投資於該等特定借貸所賺取之投資收入，乃在該等資產之成本中扣除。

其他借貸成本按其產生期間之溢利或虧損淨額確認入賬。

退休福利成本

向界定供款退休福利計劃所作之供款於到期時列作開支扣除。向國家管理之退休福利計劃所作之供款列作向界定供款計劃作出供款處理，而共同控制個體根據計劃之責任相等於界定供款退休福利計劃所產生之責任。

税項

所得税開支指目前應付税項及遞延税項總數。

目前應付税項乃根據年／期內業績計算。收益表所報之應課税溢利與純利有所不同，因為它包括其他年度之應課税或可扣除收入或開支項目，而它進一步不包括不可課税或扣除之項目。　貴集團目前税項之負債乃以結算日制定或實際制定之税率計算。

遞延税項是財務報告表中資產賬面值及負債與用以計算應課税溢利之有關税基間之差額之預期應付或可收回税項，並以結算日負債法入賬。遞延税項負債一般確認所有應課税臨時差額，倘可能出現應課税溢利而可扣除臨時差額可使用，遞延税項資產即確認入賬。倘臨時差額乃有關商譽(或負商譽)或來自一項不影響應課税溢利或會計溢利之交易之其他資產及負債之初步確認(業務合併除外)，該等資產及負債不會確認入賬。

遞延税項按預期應用於資產變現或清償負債之税率計算。遞延税項於收益表中扣除或入賬，倘其所關於之項目直接於權益中扣除或入賬除外，在此情況下，遞延税項亦於權益中處理。

倘遞延税項資產及負債關於相同税務機關徵收之所得税，及貴集團計劃以淨額基準償還現有税務資產及負債，遞延税項資產及負債即抵銷。

減值

於各個結算日，　貴集團審核其有形及無形資產之賬面值，以決定是否顯示該等資產蒙受減值虧損。倘出現減值跡象，便會估計資產之可收回金額，以決定減值虧損之程度(如有)。若無法估計個別資產之可收回金額，　貴集團會估計該項資產所屬之賺取現金單位之可收回金額。

可收回金額乃售價淨額及使用價值之較大者。在評估使用價值時，估計未來現金流動按税前貼現率貼現為其現值，以反映現時市場對金錢時間值之評估及該資產特有之風險。

倘估計一項資產(或賺取現金單位)之可收回金額少於其賬面值，則將該資產(賺取現金單位)之賬面值減至其可收回金額。減值虧損予以即時確認。

若其後將減值虧損撥回，資產(賺取現金單位)之賬面值將增至其可收回金額之經修訂估計值，但該增加後賬面值不會超過假設往年度沒有就該資產(賺取現金單位)確認虧損而釐定之賬面值。撥回減值虧損即時確認為收入。

存貨

存貨(指物料、零件及其他易耗存貨)按成本值減過時撥備(如有)列賬。成本包括所有採購成本及促使存貨達至現行地點及狀況之其他費用，並按先入先出方式計算。

財務工具

當　貴集團成為工具合約撥備之一方，財務資產及財務負債即確認於　貴集團之資產負債表中。

應收賬款、按金及預付款項

應收賬款、按金及預付款項按其面值(經對估計不可收回金額之適當撥備而減少)入賬。

銀行及其他借貸

計算銀行及其他貸款按取得之所得款項減直接發出成本予以記錄。財務費用按應計制入賬，倘並未於財務費用產生期間予以償還，財務費用即加於金融工具之賬面值。

應付賬款及已收按金

應付賬款及已收按金按其面值入賬。

3. 營業額及分類資料

營業額指　貴集團按比例收取之應佔共同控制個體已收收費費用收入及來自經營收費公路（扣除營業稅）之應收款項。

貴集團只有一個業務分類，即透過其於中國成立之共同控制個體在中國發展、經營及管理收費公路。

由於管理層認為　貴集團只有單一地區分類，故並無呈列地區分類分析。

4. 其他營運收入

	截至六月三十日止年度			截至四月三十日止十個月
	二零零零年	二零零一年	二零零二年	二零零三年
	港幣千元	港幣千元	港幣千元	港幣千元
利息收入來自：				
共同控制個體	216,868	254,259	98,814	22,744
合營企業夥伴	—	14,489	16,511	14,896
銀行存款	6,907	14,395	5,467	4,212
租金收入	11,573	12,859	2,225	4,194
滙兑收益，淨額	23,420	10,875	1,538	—
共同控制個體償還營運費用	—	2,917	3,006	2,504
其他收入	8,673	14,028	24,078	4,979
	267,441	323,822	151,639	53,529

5. 經營業務溢利

	截至六月三十日止年度			截至四月三十日止十個月
	二零零零年	二零零一年	二零零二年	二零零三年
	港幣千元	港幣千元	港幣千元	港幣千元
經營業務溢利已扣除下列各項：				
核數師酬金	449	451	725	798
董事酬金（附註11）	2,051	2,361	3,382	2,012
滙兑虧損，淨額	—	—	—	990
其他職員成本（不包括董事）	34,779	37,916	41,260	36,771
商譽攤銷	19,943	22,358	28,249	26,398
折舊：				
收費公路	83,571	92,101	128,063	128,238
其他物業及設備	3,504	4,213	4,593	3,471

6. 財務成本

	截至六月三十日止年度			截至四月三十日止十個月
	二零零零年	二零零一年	二零零二年	二零零三年
	港幣千元	港幣千元	港幣千元	港幣千元
於下列各項之利息：				
銀行貸款	239,702	255,205	176,177	143,406
一間共同控制個體之貸款	–	14,489	16,511	18,206
合營企業夥伴之貸款	2,407	1,376	669	248
控股公司之貸款	3,514	5,158	4,024	–
其他貸款	30,822	24,035	19,209	3,999
	276,445	300,263	216,590	165,859
其他財務費用	10,839	9,038	4,045	1,826
借貸成本總額	287,284	309,301	220,635	167,685
減：包括於合資格資產之金額	(19,601)	(5,658)	–	–
	267,683	303,643	220,635	167,685

於有關期間，包括於合資格資產之金額來自一般借貸組別，並在截至二零零零年及二零零一年六月三十日止年度對該等資產之開支分別應用7.82%及5.27%之資本化率進行計算。

7. 所得税開支

	截至六月三十日止年度			截至四月三十日止十個月
	二零零零年	二零零一年	二零零二年	二零零三年
	港幣千元	港幣千元	港幣千元	港幣千元
中國所得税	–	298	398	250
遞延税項(附註26)	24,700	25,500	18,900	16,170
	24,700	25,798	19,298	16,420

由於並無於香港產生應課税溢利，故並無就香港利得税作出撥備。

根據中國之有關法律及法規，　貴集團之共同控制個體有權獲得豁免若干中國所得税及獲得税務優惠。於中國，適用於外商投資企業可抽税收入之一般税率為33%，包括30%為標準國家税率，3%為地方税率。

根據廣東税務局之批准，廣深高速公路合營企業就其經營收費公路及有關服務設施(不包括酒店及誤樂設施)所產生之收入之應付外商企業所得税率為15%，根據中國會計準則及税務法規所計算，廣深高速公路合營企業有權由其首個獲利年度起計，獲豁免有關收入之外商企業所得税五年。隨後五年，廣深高速公路合營企業將就有關收入之應付所得税率享有50%之寬免。根據廣東税務局另一項批文，廣深高速公路合營企業由其

首個獲利年度起計，亦可獲豁免就經營收費公路及有關服務設施所產生之收入繳付之地方所得税（目前税率定為3%）十年。就中國税項而言，廣深高速公路合營企業之首個獲利年度為截至二零零零年十二月三十一日止年度。

根據國家税務局廣東分局之批准，環城公路合營企業就經營收費公路之收入之應付外商企業所得税率為15%。根據廣州市政府之批准，根據中國會計準則及税務法規所計算，環城公路合營企業有權由首個獲利年度起獲豁免經營收費公路之收入之外商企業所得税五年。隨後五年，環城公路合營企業將就應付外商企業所得税率享有50%之寬免。就通行費營運及有關服務設施產生之收入而言，環城公路合營企業由首個獲利年度起計，亦可獲豁免繳付地方所得税（目前税率定為3%）十年。由於環城公路合營企業尚未錄得溢利，故就中國税項而言，外商企業所得税及地方所得税之豁免到目為止尚未生效。

有關期間之所得税費用可按如下之收益表對賬為除税前溢利：

	截至六月三十日止年度			截至四月三十日止十個月
	二零零零年	二零零一年	二零零二年	二零零三年
	港幣千元	港幣千元	港幣千元	港幣千元
除税前溢利	548,498	628,851	560,778	459,988
按33%之一般所得税率計算之税項	181,004	207,521	185,057	151,796
應計税項：				
非應課税收入	(166,606)	(207,676)	(182,674)	(149,526)
非扣減開支	39,942	56,553	39,595	33,554
共同控制個體臨時差額之差額税率	(29,640)	(30,600)	(22,680)	(19,404)
税務費用	24,700	25,798	19,298	16,420

8. 股息

貴公司自註冊成立以來並無派付或宣派股息。然而，就截至二零零二年六月三十日止年度而言，於公司重組前，合和中國發展曾向其當時之股東宣派合共港幣2,200,000,000元之股息及股息乃透過往來賬戶支付予股東。

9. 每股盈利－基本

於有關期間，每股基本盈利乃根據有關期間之溢利及於招股章程刊發日期之已發行股份2,160,000,000股計算。

10. 退休福利計劃

於二零零零年、二零零一年及二零零二年六月三十日及二零零三年四月三十日， 貴集團及共同控制個體之僱員總數分別為1,878名、1,984名、2,083名及2,271名。

為符合香港強制性公積金(「強積金」)計劃條例之法定規定， 貴集團已推行強積金計劃及由二零零零年十二月一日起開始供款。僱主及僱員各自按僱員有關月薪之5%對該等計劃作出強制性供款，上限為港幣20,000元。於各自之申報日期，並無沒收之供款可削減未來之責任。截至二零零一年及二零零二年六月三十日止年度及截至二零零三年四月三十日止十個月， 貴集團於強積金計劃之供款分別為港幣95,000元、港幣208,000元及港幣204,000元。截至二零零零年六月三十日止年度， 貴集團並無支付任何供款。

貴集團中國共同控制個體之僱員是由中國政府推行之國家管理退休福利計劃之成員。該等個體須按支薪開支之18%向退休福利計劃作出供款。共同控制個體對退休福利計劃之唯一責任是作出有關特定供款。截至二零零零年、二零零一年及二零零二年六月三十日止年度及截至二零零三年四月三十日止十個月，共同控制個體作出 貴集團按比例分佔之供款分別約為港幣2,242,000元、港幣3,018,000元、港幣3,447,000元及港幣3,358,000元。

11. 董事酬金及五位最高薪僱員

董事

於有關期間， 貴集團向擔任 貴公司董事之人士支付之酬金詳情如下：

	截至六月三十日止年度			截至四月三十日止十個月
	二零零零年	二零零一年	二零零二年	二零零三年
	港幣千元	港幣千元	港幣千元	港幣千元
袍金	–	–	–	–
薪金及其他福利	2,051	2,217	2,358	1,992
表現相關花紅	–	130	1,000	–
退休福利計劃供款	–	14	24	20
酬金總額	2,051	2,361	3,382	2,012

該等人士之酬金屬於下列組別：

	截至六月三十日止年度			截至四月三十日止十個月
	二零零零年	二零零一年	二零零二年	二零零三年
	董事人數	董事人數	董事人數	董事人數
零至港幣1,000,000元	2	2	2	2
港幣1,000,001元至港幣1,500,000元	1	1	—	1
港幣1,500,001元至港幣2,000,000元	—	—	—	—
港幣2,000,001元至港幣2,500,000元	—	—	1	—

五位最高薪僱員之酬金

截至二零零零年、二零零一年及二零零二年六月三十日止年度及截至二零零三年四月三十日止十個月，五位最高薪人士包括兩名擔任 貴公司董事之人士，其酬金已載於以上披露。其餘人士個別低於港幣1,000,000元之酬金如下：

	截至六月三十日止年度			截至四月三十日止十個月
	二零零零年	二零零一年	二零零二年	二零零三年
	港幣千元	港幣千元	港幣千元	港幣千元
薪金及其他福利	1,669	1,962	2,090	1,302
退休福利計劃供款	—	12	36	30
酬金總額	1,669	1,974	2,126	1,332

於有關期間， 貴集團並無向任何擔任 貴公司董事之人士或五位最高薪僱員支付酬金，作為鼓勵加入 貴集團或加入 貴集團之獎勵，或離職補償。於有關期間內，並無擔任 貴公司董事之人士放棄任何酬金。

12. 物業及設備

	收費公路	汽車	家具、裝置及設備	在建工程	總計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
按成本值					
於一九九九年七月一日	7,686,138	13,487	3,982	1,400,796	9,104,403
增加	90,311	2,953	2,036	418,102	513,402
滙兑差額	25,153	60	18	6,376	31,607
轉讓	847,138	–	–	(847,138)	–
出售	–	–	(31)	–	(31)
於二零零零年六月三十日	8,648,740	16,500	6,005	978,136	9,649,381
增加	9,007	1,345	3,420	87,849	101,621
滙兑差額	7,575	19	6	1,106	8,706
轉讓	1,066,172	–	–	(1,066,172)	–
於二零零一年六月三十日	9,731,494	17,864	9,431	919	9,759,708
增加	5,560	2,269	297	723	8,849
滙兑差額	(669)	(4)	(2)	–	(675)
轉讓	1,272	–	143	(1,415)	–
出售	(48,436)	–	(45)	–	(48,481)
於二零零二年六月三十日	9,689,221	20,129	9,824	227	9,719,401
增加	56,743	731	2,834	25	60,333
滙兑差額	(2,034)	(2)	(2)	–	(2,038)
轉讓	252	445	(445)	(252)	–
出售	(34,006)	(764)	–	–	(34,770)
於二零零三年四月三十日	9,710,176	20,539	12,211	–	9,742,926
累計折舊					
於一九九九年七月一日	297,334	4,867	1,267	–	303,468
年內折舊	83,571	2,615	889	–	87,075
滙兑差額	1,006	22	5	–	1,033
出售時撇除	–	–	(15)	–	(15)
於二零零零年六月三十日	381,911	7,504	2,146	–	391,561
年內折舊	92,101	2,938	1,275	–	96,314
滙兑差額	339	8	3	–	350
於二零零一年六月三十日	474,351	10,450	3,424	–	488,225
年內折舊	128,063	3,369	1,224	–	132,656
滙兑差額	(7)	(2)	–	–	(9)
出售時撇除	(140)	–	(31)	–	(171)
於二零零二年六月三十日	602,267	13,817	4,617	–	620,701
年內折舊	128,238	2,569	902	–	131,709
滙兑差額	(148)	(3)	(1)	–	(152)
出售時撇除	–	(588)	–	–	(588)
於二零零三年四月三十日	730,357	15,795	5,518	–	751,670
賬面值					
於二零零零年六月三十日	8,266,829	8,996	3,859	978,136	9,257,820
於二零零一年六月三十日	9,257,143	7,414	6,007	919	9,271,483
於二零零二年六月三十日	9,086,954	6,312	5,207	227	9,098,700
於二零零三年四月三十日	8,979,819	4,744	6,693	–	8,991,256

附註： 於結算日，收費公路及共同控制個體之其他資產已抵押，作為授予 貴集團及其共同控制個體之銀行貸款融資之抵押。於二零零零年、二零零一年及二零零二年六月三十日及二零零三年四月三十日，上文已計入之已抵押收費公路之賬面值約分別為港幣8,266,829,000元、港幣9,257,143,000元、港幣9,086,954,000元及港幣8,979,819,000元。

13. 於共同控制個體之額外投資成本

	港幣千元
按成本值	
於一九九九年七月一日	2,013,739
增加	58,240
於二零零零年六月三十日	2,071,979
增加	2,302
於二零零一年六月三十日	2,074,281
增加	1,179
於二零零二年六月三十日及二零零三年四月三十日	2,075,460
攤銷	
於一九九九年七月一日	70,602
年內折舊	19,943
於二零零零年六月三十日	90,545
年內折舊	22,358
於二零零一年六月三十日	112,903
年內折舊	28,249
於二零零二年六月三十日	141,152
年內折舊	26,398
於二零零三年四月三十日	167,550
賬面值	
於二零零零年六月三十日	1,981,434
於二零零一年六月三十日	1,961,378
於二零零二年六月三十日	1,934,308
於二零零三年四月三十日	1,907,910

14. 共同控制個體之投資

由共同控制個體經營之合營企業之主要條款如下：

(i) 廣深高速公路合營企業

廣深高速公路合營企業是一家於中國成立之合作經營企業公司，負責興建、經營及管理中國廣東省之高速公路。項目第一期包括行走深圳至廣州之一條高速公路(「廣深高速公路」)。合作期由正式通車日起計為期三十年。於合作期屆滿，廣深高速公路合營企業之所有不動資產及設備，將在無補償下撥歸合營企業夥伴所有。

項目第二及第三期之發展包括珠江三角洲西岸之主要交通幹道(「珠江三角洲西岸幹道」)，並由廣東合和負責(附註15)。

貴集團享有廣深高速公路合營企業之公路經營業務溢利分佔比率，合作期首十年為50%，其後十年為48%，合作期最後十年為45%。由廣深高速公路完工日起計三十年期間， 貴集團有權分佔來自廣深高速公路沿線及路段下之商業中心及店鋪空間之租金及其他收入經扣除營運及財務支出後之80%。廣深高速公路合營企業亦獲授待確定發展權，發展若干位於廣深高速公路立交內之土地，作為出售或出租。該等安排之詳細條款正待作出最終決議。廣深高速公路已於一九九七年七月正式通車。

(ii) 環城公路合營企業

環城公路合營企業是一家於中國成立之合作經營企業公司，負責進行興建、經營及管理行走沿廣州市區之東、南及西邊緣地區之一條高速公路(「廣州東南西環高速公路」)。該公路合作期由二零零二年一月一日起為期三十年。 貴集團享有廣州東南西環高速公路之現金流動淨額(即營運收入總額減營運費用、債務還本付息成本及税項，經營首十年為45%，其後十年減至37.5%，環城公路合營企業整段合作期之餘下經營年數則減至32.5%。廣州東南西環高速公路已於二零零二年一月正式通車。於合作期結束時，環城公路合營企業的所有不動產及設施將無償復歸中國合營企業夥伴。

以下所載為 貴集團按比例綜合賬目而計入共同控制個體之資產、負債、收入及開支：

就截至二零零零年六月三十日止年度而言：

	廣深高速公路合營企業	環城公路合營企業	總計
	港幣千元	港幣千元	港幣千元
流動資產	58,508	230,616	289,124
非流動資產	5,563,916	1,826,782	7,390,698
流動負債	947,591	545,052	1,492,643
非流動負債	682,459	857,150	1,539,609
收入	745,987	54,421	800,408
費用	366,615	41,487	408,102

就截至二零零一年六月三十日止年度而言：

	廣深高速公路合營企業	環城公路合營企業	總計
	港幣千元	港幣千元	港幣千元
流動資產	258,126	296,155	554,281
非流動資產	5,507,931	1,909,965	7,417,896
流動負債	163,675	634,567	798,242
非流動負債	2,030,684	882,563	2,913,247
收入	815,060	99,707	914,767
費用	346,208	55,298	401,506

就截至二零零二年六月三十日止年度而言：

	廣深高速公路合營企業	環城公路合營企業	總計
	港幣千元	港幣千元	港幣千元
流動資產	192,402	65,112	257,514
非流動資產	5,375,603	1,896,333	7,271,936
流動負債	219,377	8,485	227,862
非流動負債	4,246,797	1,383,143	5,629,940
收入	863,596	92,048	955,644
費用	319,254	70,744	389,998

就截至二零零三年四月三十日止十個月而言：

	廣深高速公路合營企業	環城公路合營企業	總計
	港幣千元	港幣千元	港幣千元
流動資產	181,595	63,043	244,638
非流動資產	5,317,097	1,881,202	7,198,299
流動負債	337,710	13,121	350,831
非流動負債	4,002,703	1,357,514	5,360,217
收入	801,348	87,643	888,991
費用	306,736	67,180	373,916

15. 發展中收費公路項目

結餘指　貴集團發展珠江三角洲西岸幹道所產生之成本。

珠江三角洲西岸幹道將分三期發展。項目第一期(「西線一期」)將透過就此成立之共同控制個體發展，估計總發展成本約為人民幣1,680,000,000元，其中人民幣294,000,000元將由　貴集團透過向該共同控制個體注資提供。根據　貴集團與中方合營企業夥伴訂立之合營企業協議，西線一期之合作期由發出合營企業營業執照之日起計三十年。於合作期內，　貴集團有權分享共同控制個體於西線一期中產生之營運收入淨額之50%。有關合作方仍未就有關發展珠江三角洲西岸幹道第二及第三期的詳細條款達成協議。

16. 借予共同控制個體之貸款

	於六月三十日			於四月三十日
	二零零零年	二零零一年	二零零二年	二零零三年
	港幣千元	港幣千元	港幣千元	港幣千元
貸款借予：				
廣深高速公路合營企業	4,655,519	3,480,504	563,880	384,653
環城公路合營企業	781,057	801,250	645,328	626,741
	5,436,576	4,281,754	1,209,208	1,011,394
減：廣深高速公路合營企業須於十二個月內清償之貸款(在流動資產項下所示)	(545,975)	—	—	—
須於十二個月後清償之款項	4,890,601	4,281,754	1,209,208	1,011,394

結餘指 貴集團向共同控制個體借出之貸款(並未於採納按比例綜合共同控制個體賬目時對銷)。廣深高速公路合營企業於二零零零年六月三十日之貸款包括 貴集團借取及轉借予廣深高速公路合營企業之銀團貸款總額約港幣1,431,823,000元(包括貸款之所有即期部分)。截至二零零一年六月三十日止年度,所有銀團貸款已悉數清償。

提供予共同控制個體之貸款為無抵押、須以共同控制個體經營之現金盈餘淨額償還及免息,惟廣深高速公路合營企業之貸款因按商業借款利率計息除外。

17. 應收合營企業夥伴之利息

該筆款項乃環城公路合營企業之外方合營企業夥伴所欠負。

18. 銀行結餘及現金

銀行結餘及現金包括於二零零零年、二零零一年及二零零二年六月三十日及二零零三年四月三十日, 貴集團之中國附屬公司及共同控制個體以美金、港幣及人民幣持有之銀行存款分別約為港幣259,187,000元、港幣512,732,000元、港幣97,800,000元及港幣281,447,000元。將該等銀行存款滙出中國以外地區,須經有關地方機關批准,方可進行。

19. 其他財務資產

董事認為應收賬款、按金及預付款項之賬面值接近其公允價值。

銀行結餘及現金包括為 貴集團財資功能而持有之現金及短期存款。該等資產之賬面值接近其公允價值。

信貸風險

貴集團之信貸風險主要來自應收賬款、按金及預付款項。於結算日呈列之金額為 貴集團管理層按以往經驗及現時之經濟環境估計之呆賬抵免淨額。

流動資產之信貸風險有限,因為交易對手是被國際信貸評級機構評為高信貸評級之銀行或中國之國有銀行。

貴集團並無高度集中之信貸風險,風險分佈於數目眾多之交易對手及客戶。

20. 股本

就分別編製於二零零零年、二零零一年及二零零二年六月三十日及二零零三年四月三十日之合併資產負債表及股本結餘而言,包括Fan Wai、茂高、合和中國發展、Wilberforce及Yager之股本。於二零零三年四月三十日,股本亦包括 貴公司之股本。

21. 儲備

貴集團之儲備包括　貴集團分佔共同控制個體之收購後儲備，詳情如下：

	於六月三十日			於四月三十日
	二零零零年	二零零一年	二零零二年	二零零三年
	港幣千元	港幣千元	港幣千元	港幣千元
中國法定儲備	—	—	22,884	56,464
滙兑儲備	3,905	4,060	2,883	3,565
保留溢利（累計虧損）	(94,925)	145,619	589,931	624,732
	(91,020)	149,679	615,698	684,761

根據適用於　貴集團之中國共同控制個體之有關中國規定，共同控制個體須於向其合營企業夥伴宣派股息前，作出中國法定儲備之撥備，基準由董事會釐定及批准。該等儲備包括一般資金及發展資金，於合作期屆滿前不可分派，及當時任何儲備餘額可於共同控制個體清盤時分派。共同控制個體之可供分派溢利乃根據按中國會計規則及規定計算之保留溢利釐定。

22. 銀行及其他貸款

	於六月三十日			於四月三十日
	二零零零年	二零零一年	二零零二年	二零零三年
	港幣千元	港幣千元	港幣千元	港幣千元
銀行貸款				
有抵押	4,515,110	2,876,418	5,042,113	4,874,848
無抵押	254,142	240,294	240,294	240,210
其他貸款，無抵押	307,542	307,890	142,983	95,833
	5,076,794	3,424,602	5,425,390	5,210,891
借貸須於下列期間償還：				
於要求時或一年內	1,881,133	787,263	253,857	376,197
第二年	1,956,651	552,539	671,137	763,711
第三至第五年（包括首尾兩年）	931,468	1,080,497	1,534,644	1,666,330
五年後	307,542	1,004,303	2,965,752	2,404,653
	5,076,794	3,424,602	5,425,390	5,210,891
減：於十二個月內到期償還之金額（呈列於流動負債）	(1,881,133)	(787,263)	(253,857)	(376,197)
於十二個月後到期償還之金額	3,195,661	2,637,339	5,171,533	4,834,694

按貨幣劃分之借貸分析：

	於二零零零年六月三十日		
	美金	人民幣	港幣
	港幣千元	港幣千元	港幣千元
銀行貸款	3,014,724	786,145	968,383
其他貸款	—	307,542	—
	3,014,724	1,093,687	968,383

	於二零零一年六月三十日		
	美金	人民幣	港幣
	港幣千元	港幣千元	港幣千元
銀行貸款	1,307,590	868,309	940,813
其他貸款	—	307,890	—
	1,307,590	1,176,199	940,813

	於二零零二年六月三十日		
	美金	人民幣	港幣
	港幣千元	港幣千元	港幣千元
銀行貸款	3,947,317	868,090	467,000
其他貸款	—	142,983	—
	3,947,317	1,011,073	467,000

	於二零零三年四月三十日		
	美金	人民幣	港幣
	港幣千元	港幣千元	港幣千元
銀行貸款	3,825,052	868,006	422,000
其他貸款	—	95,833	—
	3,825,052	963,839	422,000

平均利率如下：

	截至六月三十日止年度			截至四月三十日止十個月
	二零零零年	二零零一年	二零零二年	二零零三年
銀行貸款	7.7%	6.3%	3.6%	2.9%
其他貸款	6.7%	5.9%	5.1%	4.8%

除於二零零零年、二零零一年及二零零二年六月三十日及二零零三年四月三十日分別約港幣16,394,000元、港幣16,412,000元、港幣16,412,000元及港幣16,406,000元之其他貸款金額為免息外，銀行及其他貸款乃按商業借款利率計息。

董事認為，計息貸款之賬面值接近其公允價值。鑒於免息貸款之條款，董事認為釐定其公允價值並不可行。

23. 應付其他利息

應付其他利息為不計息，但不包括以下按商業借貸利率計息之未償還款額之結餘：

	於六月三十日			於四月三十日
	二零零零年	二零零一年	二零零二年	二零零三年
	港幣千元	港幣千元	港幣千元	港幣千元
應付其他利息	5,146	17,611	25,531	28,488
減：十二個月內須清償之款額（於流動負債項下呈列）	(5,146)	(17,611)	(12,766)	(28,488)
十二個月後須清償之款額	–	–	12,765	–

24. 合營企業夥伴提供之貸款

	於六月三十日			於四月三十日
	二零零零年	二零零一年	二零零二年	二零零三年
	港幣千元	港幣千元	港幣千元	港幣千元
廣深高速公路合營企業（計息）	75,132	54,053	7,960	8,205
環城公路合營企業（免息）	849,350	867,163	738,047	711,248
	924,482	921,216	746,007	719,453

結餘指　貴集團按比例應佔外方合營企業夥伴（「其他合營企業夥伴」）借予共同控制個體之貸款。該等貸款為無抵押及須以共同控制個體經營之現金盈餘淨額償還。

來自廣深高速公路合營企業其他合營企業夥伴之貸款乃按商業借款利率計息。

鑒於環城公路合營企業之其他合營企業夥伴提供之免息貸款條款，董事認為釐定其賬面值為不可行。

25. 應付控股公司金額

	於六月三十日			於四月三十日
	二零零零年	二零零一年	二零零二年	二零零三年
	港幣千元	港幣千元	港幣千元	港幣千元
免息	9,150,652	9,322,246	5,711,311	5,002,133
按固定年息10.1244厘計息	48,313	53,514	—	—
	9,198,965	9,375,760	5,711,311	5,002,133

金額為無抵押及毋須於結算日起計一年內償還。董事認為計息金額之賬面值接近其公允價值。鑒於餘下結餘之條款，董事認為釐定其公允價值並不可行。

應付控股公司金額約港幣4,500,000,000元之金額其後被資本化。

26. 遞延税項負債

呈列於合併資產負債表之遞延税項負債指　貴集團按比例應佔共同控制個體之該等債項。遞延税項負債(資產)之主要部分如下：

	於六月三十日			於四月三十日
	二零零零年	二零零一年	二零零二年	二零零三年
	港幣千元	港幣千元	港幣千元	港幣千元
免税額超出折舊之差額	47,800	77,100	106,600	130,870
未動用税項虧損	(300)	(4,100)	(14,700)	(22,800)
	47,500	73,000	91,900	108,070

年／期內遞延税項負債之變動如下：

	截至六月三十日止年度			截至四月三十日止十個月
	二零零零年	二零零一年	二零零二年	二零零三年
	港幣千元	港幣千元	港幣千元	港幣千元
於年／期初	22,800	47,500	73,000	91,900
年／期內折舊(附註7)	24,700	25,500	18,900	16,170
於年／期末	47,500	73,000	91,900	108,070

27. 應付共同控制個體之利息

該筆款項為應付環城公路合營企業之款項。

28. 其他財務負債

應付賬款及已收按金主要包括持續成本之未償還金額。董事認為應付賬款及已收按金之賬面值接近其公允價值。

29. 資本承擔

根據環城公路合營企業其他合營企業夥伴訂立之協議，　貴集團同意為興建廣州東南西環高速公路提供人民幣2,000,000,000元之資金，當中分別約人民幣446,000,000元及人民幣486,000,000元於二零零零年及二零零一年六月三十日仍未償還。截至二零零一年六月三十日止年度，環城公路合營企業獲取銀行貸款，支付其營運及其合營企業夥伴之出資。

誠如附註15所述，西線一期將由將成立之共同控制個體發展。西線一期之估計發展開支總額達到約人民幣1,680,000,000元，當中人民幣294,000,000元由　貴集團提供。

於二零零三年四月三十日，廣深高速公路合營企業就已訂約但未撥備之瀝青重鋪廣深高速公路之未償還承擔約為港幣121,000,000元。

於二零零三年四月三十日，就興建西線一期之已訂約承擔約為港幣339,000,000元。

30. 關連人士交易

除附註16、17、24、25及27所披露關連人士欠負之款項外，於有關期間，　貴集團及共同控制個體與最終控股公司及其附屬公司有以下重大交易：

關係	交易性質	截至六月三十日止年度			截至四月三十日止十個月
		二零零零年	二零零一年	二零零二年	二零零三年
		港幣千元	港幣千元	港幣千元	港幣千元
最終控股公司	已付利息（附註a）	7,027	10,318	8,049	—

此外，最終控股公司於有關期間內就　貴集團及共同控制個體獲授之若干銀行貸款融資給予無償擔保。　貴公司董事已確認，該等擔保將於　貴公司股份在香港聯合交易所有限公司（「聯交所」）主板上市之同時，以　貴公司發出之擔保取代。

截至二零零一年及二零零二年六月三十日止年度及截至二零零三年四月三十日止十個月，　貴集團亦已付同集團附屬公司之租金、空調及電費，以及差餉分別約為港幣554,000元、港幣554,000元及港幣439,000元。　貴公司董事已確認，該等交易將於　貴公司股份在聯交所主板上市後繼續進行。

於有關期間， 貴集團之共同控制個體與其合營企業夥伴而非本集團有如下重大交易：

關係	交易性質	截至六月三十日止年度			截至四月三十日止十個月
		二零零零年	二零零一年	二零零二年	二零零三年
		港幣千元	港幣千元	港幣千元	港幣千元
廣深高速公路合營企業之其他合營企業夥伴	已付利息(附註b及d)	4,814	2,753	1,339	495
	已付管理費	3,233	–	–	–
	向合營企業夥伴償還營運費用(附註d)	–	5,440	5,440	4,696
	已付顧問費(附註d)	–	–	–	1,884
	已付及應付股息	–	–	–	423,900
環城公路合營企業之其他中國合營企業夥伴	已付管理費(附註d)	4,008	3,994	3,999	3,222
環城公路合營企業之其他外國合營企業夥伴	已付管理費(附註d)	2,004	1,997	2,000	1,666
	利息收入(附註b及d)	–	28,978	33,021	33,101

此外，截至二零零二年六月三十日止年度及截至二零零三年四月三十日止十個月，廣深高速公路合營企業其他合營企業夥伴就授予廣深高速公路合營企業之銀行貸款融資人民幣510,000,000元給予擔保，於各有關期間之款額分別約為港幣565,000元及港幣283,000元。於二零零三年四月三十日後，廣深高速公路合營企業籌得一筆新銀行貸款，以支付償還銀行貸款人民幣510,000,000元，及上述其他合營企業夥伴給予之擔保已獲解除。

附註：

a. 利息根據未償還貸款本金額按固定年息10.1244厘計息。

b. 利息根據未償還貸款本金額按商業借款利率計息。

c. 董事認為，附註a及b所述以外之交易乃按有關各方協議之條款及在日常業務過程中進行。

d. 貴公司董事已確認，該等交易將於 貴公司股份在聯交所主板上市後繼續進行。

B. 貴公司之資產淨值

貴公司於二零零三年一月十四日註冊成立。根據集團重組， 貴公司於二零零三年六月三十日成為 貴集團之控股公司。倘集團重組於二零零三年四月三十日完成，則 貴公司於該日之資產淨值將約為港幣1,247,000,000元，即等同 貴公司在附屬公司之投資。

於二零零三年四月三十日， 貴公司並無可供分派儲備。

C. 最終控股公司

於二零零三年四月三十日，董事視　貴公司之最終控股公司為合和實業有限公司，此公司為一家在香港註冊成立之公眾有限公司，其股份於香港聯合交易所有限公司上市。

D. 董事酬金

除本報告所披露者外，　貴公司或其任何附屬公司並無於有關期間向　貴公司董事支付或應付任何酬金。

根據現行安排，截至二零零三年六月三十日止年度，應付予　貴公司董事之酬金總額估計約為港幣2,682,000元。

E. 結算日後事項

於二零零三年四月三十日後，為籌備　貴公司之股份於香港聯合交易所有限公司上市，現時組成　貴集團之附屬公司進行重組以精簡化集團架構。基於重組，　貴公司於二零零三年六月三十日成為　貴集團之控股公司。有關重組及其他變動之詳情載於本招股章附錄九「公司重組」一段。

F. 結算日後之財務報告表

貴集團、　貴公司、其任何附屬公司或共同控制個體並無就二零零三年四月三十日後任何期間編製經審核財務報告表。

此致

合和公路基建有限公司
花旗環球金融亞洲有限公司
列位董事　台照

德勤•關黃陳方會計師行
香港執業會計師
謹啟

二零零三年七月二十八日

本公司之合併財務資料乃按照國際財務申報準則編製及呈報，國際財務申報準則在若干重大方面與香港公認會計原則(「香港公認會計原則」)及美國公認會計原則(「美國公認會計原則」)有所不同。該等差異涉及財務資料，以及其他披露內所示金額之計算方法，香港公認會計原則或／及美國公認會計原則均無就此作出說明或規定。

下文概述有關本公司之合併財務資料之國際財務申報準則、香港公認會計原則及美國公認會計原則之間之若干重大差異。本概要不應被詮釋為完整。本公司並無嘗試確定該等差異之影響。在作出一項投資決定時，投資者必須依賴彼等對本公司之審核、售股之條款及財務資料。有意投資者應諮詢彼等各自之專業顧問，以了解國際財務申報準則、香港公認會計原則及美國公認會計原則之間之差異，以及該等差異會如何影響本招股章程所載之財務資料。此外，並無嘗試確認因會計標準及規例所指定變動，國際財務申報準則、香港公認會計原則及美國公認會計原則於日後出現之差異。頒佈國際財務申報準則、香港公認會計原則及美國公認會計原則之監管及專業機構進行重大持續項目，可能會影響日後比較(例如本附錄)。最後，並無嘗試確認國際財務申報準則、香港公認會計原則及美國公認會計原則之間之所有日後差異，該等日後差異可能因交易或事件於日後可能發生而影響對本公司之合併財務資料造成影響。

1. 共同控制實體之會計方法

國際財務申報準則就一投機商計算其於共同控制實體之權益時所採取之基準處理方法，是對共同控制實體之財務報告表作出按比例綜合。按比例綜合可按逐項基準，將投機商所佔共同控制實體之資產、負債、收入及開支與其本身財務報告表之類似項目合併；或於本身財務報告表內就投機商所佔共同控制實體資產、負債、收入及開支載入另一項獨立項目進行。國際財務申報準則亦准許以股本會計法作為一投機商呈報其於共同控制實體之權益之許可另行處理方法。

根據香港公認會計原則及美國公認會計原則，於綜合財務報告表內須以權益法計算於共同控制實體之投資。然而，根據美國公認會計原則，舉例說明就某些石油及汽油合營企業之會計方法而言，投資者-投機者可按照按比例基準計算其所佔合營企業資產、負債、收益及費用。

2. 固定資產重估與折舊

國際財務申報準則及香港公認會計原則准許，但並非規定，定期重估物業、廠房及設備。折舊按系統基準於物業、廠房及設備之估計可使用年期撇銷可折舊金額作出撥備。

根據美國公認會計原則，物業、廠房及設備須按歷史成本列賬，而除永久業權土地外，物業、廠房及設備按系統基準於資產之估計可使用年期折舊。

3. 因綜合賬目產生之商譽

國際財務申報準則及香港公認會計原則規定，因收購產生之商譽須撥充資本，並按照其估計可使用年期攤銷，惟一般不會超過二十年。負商譽呈報為正商譽之一項扣減項目，並按照產生負商譽餘額之情況分析分配至收入。於各個結算日，必須估計商譽之可收回金額，而任何減值虧損則應列入收益表。

美國公認會計原則規定，於業務合併中所收購之商譽毋須攤銷，但須最少每年測試是否出現減值。除按權益法計算之投資項目、將會以發售方式出售之資產、遞延稅項資產、有關退休金或其他退休後福利計劃之預付資產及任何其他流動資產外，負商譽應以金額按比例扣減方式分配，否則可能已轉讓予所有所收購資產(財務資產除外)。倘任何餘額於扣減可能已轉讓予該等資產之金額後維持零，則餘下餘額須確認為一項非經常收益。非經常收益須於業務合併完成期間確認，除非收購涉及或然代價，倘支付或發行，可能會被確認為所收購實體之成本之額外元素。

4. 長期資產及將予出售長期資產之減值

國際財務申報準則及香港公認會計原則規定，企業須於各個結算日評估長期資產是否出現任何減值跡象。倘存在任何該等跡象，企業須估計長期資產之可收回金額。可收回金額為長期資產之售價淨額與其使用價值兩者中之較高者。使用量按貼現現值基礎計算。當資產之賬面值超出其可收回金額時，則必須確認一項減值虧損。倘虧損先前於收益表內確認為開支，則准許撥回先前之減值撥備。

根據美國公認會計原則，倘事件或情況變動顯示長期資產及若干可確認無形資產(不包括商譽)賬面值可能不可收回，則須審閱由一實體持有及使用之長期資產及若干可確認無形資產(不包括商譽)是否出現減值。倘預期未來現金流動(未折讓)低於資產賬面值，則須確認減值虧損。減值虧損乃按照長期資產及若干可確認無形資產(不包括商譽)公平值計算。嚴禁於其後撥回虧損。將予出售之長期資產及若干可確認無形資產(不包括商譽)，乃按照賬面值或公平值(以較低者為準)減出售成本呈報。

5. 遞延所得稅

根據國際財務申報準則，遞延稅務負債與資產乃確認為資產與負債及彼等各自之稅基之財務報告表賬面值間之一切暫時差額之估計未來稅務影響。倘未來溢利可能可動用作抵銷可減額暫時性差額或結轉未動用稅務虧損及未動用稅務抵免，則須確認遞延稅務資產。

根據香港公認會計原則，由二零零三年一月一日前開始計算之會計期間，倘一項資產或一項負債可能於可預見未來實現，將會就所有時差之稅務影響確認遞延稅項。就確認有關之前經營虧損之一項遞延稅務資產(可於未來數年結轉為應課稅收入之減項)而言，香港公認會計原則規定，只會於遞延稅項借方結餘預期可在毋需以相等金額借方結餘取代之情況下收回時，將遞延稅項借方結餘淨額結轉為資產。由二零零三年一月一日或以後開始計算之所有會計期間起，香港公認會計原則於計算遞延所得稅時採納與國際財務申報準則相同之方法。

根據美國公認會計原則，受估值免税額之規限下，倘某部分或所有遞延税務資產「大有可能」不會變現，則應確認遞延税務資產。「大有可能」被界定為超過50%之可能性。

就計算遞延税項而言，國際財務申報準則規定於變動重大制定時確認税務法例或税率之變動所造成之影響。美國公認會計原則規定，於結算日須採用已制定税務法例及税率計算。

6. 外幣交易

國際財務申報準則准許將最近期收購資產而以外幣發票之負債滙兑虧損，加入貨幣出現嚴重貶值或調低滙率時之資產成本之上，條件為並無任何實際對沖行動及會對未能償還之有關負債造成影響。香港公認會計原則及美國公認會計原則均禁止該項會計處理方法。

7. 無形資產

根據國際財務申報準則及香港公認會計原則，無形資產攤銷屬於強制執行，而無形資產之可使用年期由資產可供使用日期起計將不會超過二十年則為一項可推翻推定。倘無形資產乃於一交投暢旺之市場上買賣，則無形資產重估獲准成為一項其他處理方法。

根據美國公認會計原則，毋需攤銷不確實可使用年期之無形資產(不包括商譽)，但須按照標準財務會計準則(SFAS)第142號「商譽及其他無形資產」之條文，最少每年進行測試是否出現減值情況。而有確實可使用年期之無形資產(不包括商譽)則按其可使用年期攤銷。禁止重估無形資產(不包括商譽)。

8. 研究與開發成本

國際財務申報準則及香港公認會計原則均規定按研究階段及開發階段將與創造無形資產有關之成本分類。研究階段中所產生之成本必須列為開支。開發階段中所產生之成本必須列為開支，除非該實體可證明下列各項:

- 完成無形資產之技術可行性，致使無形資產可供動用或出售；
- 其完成無形資產及使用或出售無形資產之意圖；
- 其使用或出售無形資產之能力；
- 無形資產將會如何產生可能之未來經濟利益。而其中包括，該企業須證明存在無形資產製成品之市場，或無形資產本身或倘供內部使用，則證明無形資產之有用程度；
- 取得完成開發及使用或出售無形資產之足夠技術、財務及其他資源；及
- 其計算於開發階段無形資產應佔開支之能力。

根據美國公認會計原則，研究與開發成本乃於產生時列為開支，惟下列各項除外:

- 根據合約安排代表其他人士產生之該等研究與開發成本；
- 對經摘錄行業之企業來說為獨特之該等研究與開發成本；
- 於創造一技術可行性已確認之將予出售、租賃或以其他方式推廣之電腦軟件產品時所產生之內部成本，即於完成詳細程式設計後，或並無完成之情況下，則於完成工作模式後；及
- 若干與開發或取得供內部使用之電腦軟件有關之成本。

須註銷所產生之研究與開發開支之一般規定，範圍擴大至於業務合併時所收購之研究與開發。

9. 分類呈報

根據國際財務申報準則及香港公認會計原則，一上市企業須決定其主要及次要分類(即業務分類及地區分類)呈報形式，並披露各個已確認之該等分類之業績、資產及負債。主要及次要分類乃按照企業之業務風險及回報之主要來源決定。於編製及呈報公司財務報告表時所採納之會計政策，亦須於呈報分類業績及資產時採納。

根據美國公認會計原則，一管理方式乃於界定按經營分類之分類時採納。企業須參考一企業內部呈報之分類確認外界呈報分類，但只適用於分類呈報之主要基準。美國公認會計原則並無按照管理分類呈報確認次要申報形式，而倘內部如此呈報，則獲准採用混合分類呈報。於計算分類業績時，美國公認會計原則准許採用供內部呈報目的使用之會計政策，會計政策毋需與綜合財務報告表所採用者一致。

10. 撥備

根據國際財務申報準則及香港公認會計原則，倘一企業須就過往事件承擔法律義務或推定義務，而履行義務可能會對導致含有經濟效益之流出，並可作出合理之估計，便會就此確認撥備。倘事件很可能不會發生，則資源流出或其他事件被視為可能發生。撥備應按照於結算日須動用最有可能之結果或預期價值(就有關大量項目而言之撥備)償付現有義務之開支之最佳估計計算。於計算撥備時，當貨幣之時間價值為重大時，則估計經濟流出須折讓至現有價值。

根據美國公認會計原則，撥備乃於本公司擁有現有義務時予以確認，而事情頗有可能將會發生。頗有可能被界定為有可能發生。倘若出現一連串之撥備估計及範圍內金額並不比範圍內其他金額更有可能，則須使用「最低」金額來計算負債金額。撥備僅可於現金流動之時間固定時折讓。

11. 借貸成本撥充資本

國際財務申報準則准許及香港公認會計原則規定，將直接與收購、興建或生產合資格資產有關之該等借貸之借貸成本撥充資本，合資格資產為需要一段較長時間準備作擬定用途或銷售之資產。倘若並無就合資格資產作出開支，將予撥充資本之金額乃為可能在理論上已避免之借貸成本。國際財務申報準則之基準處理方法為將所有借貸成本列為開支。

美國公認會計原則規定將合資格資產之利息成本撥充資本。就計算將予撥充資本之借貸成本而言產生一項差異，資金乃就取得合資格資產而特定借用。根據國際財務申報準則及香港公認會計原則，任何因待決合資格資產而作出資金暫時性投資而賺取之投資收入，乃自達到撥充資本之借貸成本所產生之實際借貸成本中扣除。根據美國公認會計原則，將予撥充資本之借貸成本金額是單獨根據有關已產生之開支之利息計算。不會加以理會所賺取之任何暫時性收入。

(A) 截至二零零三年六月三十日止年度之溢利估計

本集團截至二零零三年六月三十日止年度之除税及少數股東權益後但未計非經常項目前之合併溢利估計載於本招股章程「財務資料 — 溢利估計及預測 — 截至二零零三年六月三十日止年度之溢利估計」一節。

基礎

本集團截至二零零三年六月三十日止年度之除税及少數股東權益後但未計非經常項目前之合併溢利估計，乃根據本集團截至二零零三年四月三十日止十個月之經審核合併業績、本集團之未經審核合併管理賬目所示於二零零三年五月之合併業績及本集團截至二零零三年六月三十日止財政年度餘下一個月之合併業績之估計計算。董事不知悉，亦不預期有任何於截至二零零三年六月三十日止年度產生之任何非經常項目。截至二零零三年六月三十日止年度之估計乃根據與本招股章程附錄一所載之會計師報告所採用之會計政策相同之基礎編製。

(B) 截至二零零四年六月三十日止年度之溢利預測

本集團截至二零零四年六月三十日止年度之除税及少數股東權益但未計非經常項目前之合併溢利預測載於本招股章程「財務資料 — 溢利預測 — 截至二零零四年六月三十日止年度之溢利預測」一節。

基準及假設

本集團截至二零零四年六月三十日止年度之除税及少數股東權益但未計非經常項目前之合併溢利預測，乃根據本集團截至二零零四年六月三十日止年度之業績預測計算。董事不知悉，亦不預期有任何於截至二零零四年六月三十日止年度可能產生之非經常項目。截至二零零四年六月三十日止年度之預測乃根據與本招股章程附錄一所載會計師報告所採納者一致之會計政策基準編製。

董事於編製溢利預測時已採納下列假設：

(a) 香港、中國或本集團現時經營業務或對本集團之收入為重要之任何其他國家或地區之現行政治、法律、財政、市場或經濟狀況將無任何重大變動；

(b) 香港、中國或本集團經營業務或訂立可能會對本集團之業務或運作造成不利影響之安排或協議(包括但不限於有關交通及運輸之安排或協議)之任何其他國家或地區之政策、法例、規例或規則將無任何變動；

(c) 本集團經營業務之國家或地區之税基或税率將無任何重大變動；

(d) 於本招股章程刊發日期之現行利率或滙率將無任何重大變動；

(e) 本集團之運作及業務將不會受到任何不可抗力事件或不可預見因素或董事控制範圍以外之任何不可預見原因嚴重干擾，包括發生天災或災難(例如水災及颱風)、疫症或嚴重意外；及

(f) 交通量將不會低於交通顧問於附錄六所載之保守情況之預測水平。

(C) 函件

以下為本公司從德勤•關黃陳方會計師行(本公司核數師兼申報會計師)及花旗集團接獲分別有關本集團截至二零零三年六月三十日止年度及截至二零零四年六月三十日止年度之除税及少數股東權益後但未計非經常項目之合併溢利估計及預測之函件全文。

(I) 德勤•關黃陳方會計師行函件

德勤•關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

執業會計師
香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

敬啟者：

吾等已審閱合和公路基建有限公司(「貴公司」)及其附屬公司(下文統稱為「貴集團」)於 貴公司於二零零三年七月二十八日刊發之招股章程內所載， 貴集團截至二零零三年六月三十日止年度之除税及少數股東權益後但未計非經常項目之合併溢利估計(「估計」)所採用之會計政策及計算方法，而 貴公司董事須對其負全責。該估計乃根據 貴集團截至二零零三年四月三十日止十個月之經審核合併業績、 貴集團之未經審核合併管理賬目所示於二零零三年五月之合併業績及 貴集團截至二零零三年六月三十日止財政年度餘下一個月之合併業績之估計，以及假設 貴集團在整個財政年度全年一直存在而編製。

吾等認為，就會計政策及計算方法而言，估計乃按照上述招股章程附錄三A部分所載由 貴公司董事所作之各項基準而適當編製，而編製基準在各重大方面均與吾等於二零零三年七月二十八日簽發之會計師報告(全文載於上述招股章程附錄一)所載 貴集團一般採用之會計政策相符。

此致

合和公路基建有限公司
花旗環球金融亞洲有限公司
列位董事　台照

德勤•關黃陳方會計師行
香港執業會計師
謹啟

二零零三年七月二十八日

德勤•關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

執業會計師
香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

敬啟者：

吾等已審閱合和公路基建有限公司(「貴公司」)及其附屬公司(下文統稱為「貴集團」)於　貴公司於二零零三年七月二十八日刊發之招股章程內所載，　貴集團截至二零零四年六月三十日止年度之除稅及少數股東權益後但未計非經常項目之合併溢利預測(「預測」)所採用之會計政策及計算方法，而　貴公司董事須對其負全責。

吾等認為，就會計政策及計算方法而言，預測乃按照上述招股章程附錄三B部分所載　貴公司董事作出之各項假設之基準而適當編製，而編製基準在各重大方面均與吾等於二零零三年七月二十八日簽發之會計師報告(全文載於上述招股章程附錄一)所載　貴集團一般採用之會計政策相符。

此致

合和公路基建有限公司
花旗環球金融亞洲有限公司
列位董事　台照

德勤•關黃陳方會計師行
香港執業會計師
謹啟

二零零三年七月二十八日

(II) 花旗集團函件



敬啟者：

本函呈述合和公路基建有限公司(「貴公司」)於二零零三年七月二十八日刊發之招股章程內所載　貴公司及其附屬公司(下文統稱為「貴集團」)分別於截至二零零三年六月三十日止年度及截至二零零四年六月三十日止年度之除税及少數股東權益後但未計非經常項目前之合併溢利估計及預測(分別為「溢利估計」及「溢利預測」)。

吾等曾與　閣下商討編製溢利估計及溢利預測所依據之基準及假設。吾等亦已考慮德勤•關黃陳方會計師行就編製溢利估計及溢利預測所依據之會計政策及計算方法，而於二零零三年七月二十八日致　閣下及吾等之函件。

按照包括溢利估計及溢利預測之資料，及根據　閣下所採納，以及經由德勤•關黃陳方會計師行審閱之會計政策及計算方法之基準及假設，吾等認為溢利估計及溢利預測(　閣下身為　貴公司董事須對此負全責)乃經審慎周詳查詢後方始作出。

此致

合和公路基建有限公司
列位董事　台照

代表
花旗環球金融亞洲有限公司
董事總經理
Frank J. Slevin
謹啟

二零零三年七月二十八日

以下為獨立物業估值師第一太平戴維斯（香港）有限公司就其於二零零三年四月三十日對本集團物業權益進行估值編製之函件、估值概要及估值證書，以便收錄於本招股章程內。


FPDsavills
第一太平戴維斯 INTERNATIONAL PROPERTY CONSULTANTS

第一太平戴維斯（香港）有限公司
香港中環
交易廣場第二座23樓

電話：　2801 6100
直線電話：2801 6100
直線傳真：2530 0756

www.fpdsavills.com
www.fpdsavillsproperty.com

FPDsavills International

敬啟者：

茲遵照　閣下之指示，對合和公路基建有限公司（「貴公司」）、其附屬公司及共同控制個體（下文統稱為「貴集團」）於香港及中華人民共和國（「中國」）所持有之物業權益進行估值，吾等確認曾進行視察及作出有關查詢，並取得吾等認為必要之其他資料，藉以向　閣下呈述吾等對該等物業權益於二零零三年四月三十日（「估值日」）之公開市值之意見。

吾等對各項物業權益所進行之估值為各項有關物業之公開市值之意見，吾等認為所謂「公開市值」，就吾等所下定義而言，乃指「某項物業權益於估值日在下列假定情況下，以估值日之現金代價無條件完成出售可取得之最高價格：

a) 有自願賣方；

b) 於估值日前，有一段合理時間（視乎物業的性質及市況）適當推銷權益、商議價格及條款，以及完成銷售；

c) 於任何較早假定交換合約之日，市況、價值水平及其他情況均與估值日相同；

d) 不考慮具有特殊興趣準買家之任何追加出價；及

e) 交易各方均在知情、審慎及自願之情況下進行交易。」

吾等之估值乃根據香港測量師學會出版之物業資產估值指引附註、公司條例有關條文及香港聯交所公佈之上市規則第5章及其應用指引第12項而作出。

第一類物業乃　貴集團持有作佔用，而物業權益以比較法估值，假設各項物業可交吉出售。比較乃根據實際銷售變現之價格或發售可資比較物業進行。類似大小、特點及位置之可資比較物業予以分析，並審慎衡量每項物業之所有各項優點及缺點，以達致公平價值比較。

就　貴集團根據租賃協議於香港及中國分別租用及佔用之第二及第三類物業權益而言，吾等認為，該等物業權益因禁止轉讓或分租或缺乏龐大利潤租金及／或權益之短期性質而並無商業價值。

吾等已視察隨附估值證書所包括之物業。於吾等視察過程中，吾等並無發現有任何嚴重損毀。然而，並無進行結構測量，因此，吾等無法報告該等物業是否並無腐朽、蟲蛀或其他損毀。概無就任何設備進行測試。

吾等已向有關土地註冊處就香港之物業權益進行查冊。然而，吾等並無查閱正本文件，以核實所有權或確定呈交予吾等之文件上並無出現之任何修訂是否存在。就中國之物業權益而言，吾等並無調查物業權益之業權，亦無查閱正本文件，但已獲提供部分業權文件及有關租賃協議之摘錄。所有文件及租約僅用作參考。在吾等之估值中，吾等已依賴貴集團及其中國法律顧問海問律師事務所（「中國法律顧問」）提供有關中國物業權益業權之意見。

吾等之估值假設物業權益可於公開市場上求售而並無憑藉任何遞延期限合約、售後租回、合營企業、管理協議或任何其他類似安排，以影響物業權益之價值。此外，並無計及有關或影響物業銷售之任何認股權或優先購買權，亦無就將售予單一人士及／或作為投資組合之該等物業提供津貼。吾等亦假設，　貴集團對物業權益有強制執行業權，並擁有自由及不受干擾之權利於各項未屆滿之整段之內使用該等物業。在吾等之估值中，吾等已考慮到中國法律顧問之法律意見，吾等已於達致吾等之估值時行使吾等之專業判斷，懇請閣下審慎考慮吾等之估值假設。各項物業之其他特別假設（如有）已列於各項物業估值證書之註釋內。

經審閱所有有關文件後，吾等已在頗大程度上依賴　貴集團提供之資料，特別是有關法定通告、地役權、年期、佔用、租金、地盤面積及樓面面積之資料，並辨別　貴集團擁有有效權益之該等物業。所有文件僅用作參考。除另有註明者外，估值證書所載之所有尺寸、量度及面積乃以　貴集團提予吾等之文件所載之資料為依據，故此僅屬約數。吾等並無理由懷疑　貴集團提供予吾等之資料之真實性及準確性，並獲　貴集團知會，所提供之資料概無遺漏任何重大事實。吾等並無理由懷疑有任何重大資料被不當隱瞞，並認為吾等已獲提供足夠資料達致知情意見。

吾等之估值並無考慮該等物業權益之任何抵押、按揭或欠債，亦無考慮在出售過程中可能產生之任何開支或稅項。除另有指明外，吾等假設所有物業權益概不附帶可影響其價值的繁重債權負擔、限制及支銷。

除另有指明外，所列物業價值均以港幣計算。吾等之估值所採用之滙率乃估值日之現行滙率港幣1元兑人民幣1.06元。由估值日至撰寫本函件日期止，該等滙率並無出現大幅波動。

吾等之估值概述於本函件，並隨函附奉估值證書。

此致

香港
皇后大道東183號
合和中心
64樓6402室
合和公路基建有限公司
列位董事 台照

代表
第一太平戴維斯(香港)有限公司

估價及諮詢顧問部
資深董事
王永霖
土地經濟學學士
皇家特許測量師學會會士
香港測量師學會會士
註冊專業產業測量師
謹啟

估價及諮詢顧問部
助理董事
楊治江
理學士(產業管理)
註冊專業產業測量師
特許仲裁師學會會員
謹啟

二零零三年七月二十八日

附註： 王永霖先生及楊治江先生均為特許測量師，在香港物業估值方面逾15年經驗，包括在中國物業估值方面逾8年經驗。

估值概要

編號	物業	於二零零三年四月三十日現況下之資本值	貴集團應佔之權益	貴集團應佔之資本值
		（港幣）	(%)	（港幣）
	第一類一由 貴集團於中國持有作佔用之物業			
1.	中國 廣東省 廣州一深圳高速公路	無商業價值		無商業價值
2.	中國 廣東省 廣州東南西環高速公路	無商業價值		無商業價值
3.	中國 廣東省 廣州 海珠區 佳興大廈 地庫2層、裙樓2及3層、 東座塔樓8層02至06號單元、 9至13層、14層03 及04號單元及18層01 及02號單元	26,600,000元	48.75%*	12,967,500元
4.	中國 廣東省 東莞 望牛墩 鎮中路 福苑 第3座102、103、104、 203、204、303、304、 403、404、503及504號單元	1,090,000元	48.75%*	531,375元
	小計：	27,690,000元		13,498,875元

估值概要

編號	物業	於二零零三年四月三十日現況下之資本值
第二類—由 貴集團於香港租用之物業		
5.	香港 灣仔 皇后大道東183號 合和中心 64樓 6402室	無商業價值
	小計：	無商業價值
第三類—由 貴集團於中國租用之物業		
6.	中國 廣東省 廣州 東山區 三育路23號 廣州三寓賓館 第1座 11330、11331及11336室	無商業價值
7.	中國 廣東省 東莞 新沙港區第1期 2號碼頭東北面 瀝青廠	無商業價值
8.	中國 廣東省 毗鄰廣州－深圳高速公路之 兩幅土地(K56+400至K57+580)	無商業價值
9.	中國 廣東省 廣州 東風中路318號 嘉業大廈 19層	無商業價值

編號	物業	於二零零三年四月三十日現況下之資本值
10.	中國 廣東省 南海 平洲區 基業花園 第2座 1及2層部分	無商業價值
11.	中國 廣東省 南海 平洲區 基業花園 第2座 1層部分	無商業價值
12.	中國 廣東省 南海 平洲區 基業花園 第4座 206號單元及3至8層之23個單元	無商業價值
13.	中國 廣東省 廣州 東山區 寺右新馬路111-115號 805室	無商業價值
	小計：	無商業價值

	於二零零三年四月三十日現況下之資本值	貴集團應佔之資本值
	(港幣)	(港幣)
總計：	27,690,000	13,498,875

*附註：貴集團應佔百分比權益是根據經計及目前持有合和中國發展之2.5%間接權益之少數人士後目前之溢利分享比例計算。

估值概要

第一類—由　貴集團於中國持有作佔用之物業

編號	物業	概況及年期	佔用狀況	於二零零三年四月三十日現況下之資本值
1	中國 廣東省 廣州－深圳高速公路	該物業包括一條高速公路及部分配套設施。 高速公路連接廣州廣氮及深圳皇崗，全長122.8公里，為瀝青鋪設之雙向三車道設計，於每個行車方向均設有緊急路肩。該高速公路為封閉式高速公路，設有18座立交及18個收費站，正式通車日為一九九七年七月一日。（下文稱為「廣深高速公路」）。 廣深高速公路設有1個加油站；位於太平之總部，包括4幢6至7層高員工宿舍、一12層高之辦公室大樓、一4層高車輛維修中心、一7層高客人宿舍及一單層食堂；3個位於深圳、東莞及蘿崗（廣州）之辦公室物業；3個位於廣州、鶴州及道滘之員工宿舍，以及95個廣告牌（下文稱為「配套設施」）。	廣深高速公路由廣深珠高速公路有限公司（「廣深高速公路合營企業」）作收費公路經營。 除加油站（「油站」）外，配套設施由廣深高速公路合營企業佔用。 油站之營運已取得特許，並於二零一七年屆滿。 93個廣告牌根據多項合作協議持牌，年期為2年至9年3個月。該等協議之最後屆滿日期為二零一零年七月三十一日。其他2個廣告牌由廣深高速公路合營企業佔用及授出特許權。	無商業價值

編號	物業	概況及年期	佔用狀況	於二零零三年四月三十日現況下之資本值
		該物業包括45幅土地，根據24份國有土地使用證及21份房地產證持有。該物業有關之總地盤面積為或約為10,461,698平方米(112,608,671平方呎)。除根據國有土地使用證第(2002)142號及(2000)C0200765號持有之兩幅土地，其屆滿日期並無獲指定外，餘下之43幅土地之屆滿日期為於二零二七年六月三十日。		

附註：

1. 根據於一九八七年四月二十日訂立之合作興建及經營管理廣深珠高速公路和服務項目合同及其後於一九八七年十二月二十五日、一九九零年十二月三十日、一九九二年十一月二十三日、一九九四年十月二十七日及一九九七年四月三日作出之修訂，連同廣深珠高速公路有限公司於一九八八年二月六日訂立之公司章程及其後於一九九一年十二月三十一日作出之修訂(統稱「廣深合營企業合同」)，訂明之主要條件如下：

   i. 合營企業實體：廣深珠高速公路有限公司(下文稱為「廣深高速公路合營企業」)

   ii. 甲方：廣東省公路建設公司
   乙方：合和中國發展(高速公路)有限公司

   iii. 專營期：由一九九七年七月一日起計30年

   iv. 溢利分派(乙方所佔)：
   (a) 第1至第10年：可供分派溢利50%
   (b) 第11至第20年：可供分派溢利48%
   (c) 第21至第30年：可供分派溢利45%

2. 因廣東省工商行政管理局於二零零一年十一月八日發出營業執照(註冊編號：企作粵總字第000254號)，廣深高速公路之經營期由一九八八年四月二十七日開始至二零二七年六月三十日屆滿。

3. 廣深高速公路合營企業已獲廣東省人民政府於一九八八年四月二十五日授出中華人民共和國台港澳僑投資企業批准證書(文件編號：粵合作証字(1988) 0151號)。

4. 根據24份國有土地使用證（國土證），該物業各自之土地使用權分配予廣深高速公路合營企業作公路用途。此外，根據21份房地產證（房產證），該物業各自之土地使用權由廣深高速公路合營企業持有作公路用途，年期於二零二七年六月三十日屆滿。根據上述房產證指出，構成該物業一部分之各幅土地不得由廣深高速公路合營企業轉讓或抵押，而租賃則須按有關規例進行。

5. 中國法律顧問於法律意見內指出（其中包括）：

   (i) 廣深高速公路合營企業有權於專營期內使用該物業；

   (ii) 廣深高速公路合營企業不得轉讓、按揭或租賃根據24份國有土地使用證（國土證）持有作公路用途之物業。除以土地使用權證（編號分別為第(2002) 142號及(2000)C0200765號）持有之兩幅土地外，其他22幅土地之土地使用權屆滿日期為二零二七年六月三十日；

   (iii) 廣深高速公路合營企業不得轉讓或按揭根據21份房地產證（房產證）持有作公路用途之物業。該物業須根據有關規例租賃。以各份房產證持有之21幅土地之土地使用權屆滿日期為二零二七年六月三十日；及

   (iv) 根據 貴公司提供之國土證及房產證，概無存置任何產權負擔記錄。

編號	物業	概況及年期	佔用狀況	於二零零三年四月三十日現況下之資本值
2	中國 廣東省 廣州東南西環 高速公路	該物業構成廣州環城高速公路之一部分，途經廣州市區東、南及西部周邊地區；東起鄰近廣州－深圳高速公路廣氮收費站，西終於廣州北環路與廣佛高速公路之沙貝立交。(「廣州東南西環高速公路」)。 廣州東南西環高速公路全長38公里，為混凝土鋪設之雙向三車道設計，並為封閉式高速公路，設有10座立交，10個收費站及於三滘立交設有1個管理中心。其已全部完成，並自二零零零年六月起營運。 根據兩份國有土地使用證持有位於南海之兩幅土地獲分配予該物業，並無固定年期。	該物業由廣州東南西環高速公路有限公司(「環城公路合營企業」)經營及佔用作收費公路。	無商業價值

附註：

1. 根據於一九九二年十一月二十三日訂立之合作興建及經營管理廣州東南西環高速公路和服務項目合同及其後於一九九七年十月三十一日、一九九八年十二月一日及二零零一年七月三十日作出之修訂，連同廣州東南西環高速公路有限公司於一九九二年十一月二十三日訂立之公司章程及其後於一九九八年二月二十三日及二零零一年七月三十日作出之修訂(統稱「環城公路合營企業合同」)，訂明之主要條件如下：

i.	合營企業實體	：	廣州東南西環高速公路有限公司 (下文稱為「環城公路合營企業」)
ii.	甲方	：	廣州市通達高速公路有限公司
	乙方(1)	：	合和環穗公路有限公司
	乙方(2)	：	長建環穗公路有限公司
iii.	專營期	：	由二零零二年一月一日起計30年
iv.	溢利分派 (乙方(1)所佔)	：	(a) 第1至第10年 ： 現金流動淨額45% (b) 第11至第20年 ： 現金流動淨額37.5% (c) 第21至第30年 ： 現金流動淨額32.5%

2. 因廣州工商行政管理局於二零零一年五月十日向環城公路合營企業發出營業執照(註冊編號：企作粵穗總字第000342號)，廣州東南西環高速公路之經營期由一九九二年十二月二十六日開始至二零三二年一月二十六日屆滿。

3. 環城公路合營企業已獲廣州人民政府於一九九二年十二月二十四日授出中華人民共和國外商投資企業批准證書(文件編號：穗合作証字(1992) 0577)。

4. 根據於一九九九年九月二日發出之兩份國有土地使用證(國土證)(文件編號：南府國用(1999)字第00264號及南府國用(1999)字第00265號)，該位於南海約466,037.07平方米(5,016,376.42平方呎)之土地使用權已分配予環城公路合營企業作公路之用。上述國土證列明該物業不得由環城公路合營企業轉讓、租賃或按揭。

5. 廣州餘下土地(不包括上述兩幅土地)之國有土地使用證／房地產證正在辦理中。

6. 中國法律顧問已提出之法律意見(其中包括)：

   (i) 環城公路合營企業有權使用南海之兩幅土地，包括約466,037.07平方米，並按兩份國有土地使用證持有作公路用途，但無權轉讓、按揭或租賃該物業；

   (ii) 環城公路合營企業正辦理廣州餘下土地之國有土地使用證。環城公路合營企業在取得上述之國有土地使用證之過程中不存在法律阻礙；及

   (iii) 根據　貴公司提供之兩份國有土地使用證，概無存置任何產權負擔記錄。

編號	物業	概況及年期	佔用狀況	於二零零三年四月三十日現況下之資本值
3	中國廣東省廣州海珠區佳興大廈地庫2層、裙樓2及3層、東座塔樓8層02至06號單元、9至13層、14層03及04號單元及18層01及02號單元	該物業包括新建成之23層高(不包括兩層地庫)商業/住宅樓宇之地庫2層之車位、裙樓2及3層之兩個商用樓層,以及39個住宅單元。 該物業之總建築樓面面積約6,149.082平方米(66,188平方呎)(不包括停車場),包括2,412平方米(25,963平方呎)之商業樓面及3,737.082平方米(40,226平方呎)之住宅單元。 該物業根據於二零零零年五月二十九日發出之國有土地使用證持有,住宅用途為期70年;商用/旅遊/娛樂用途為期40年,而其他用途為期50年。該項土地使用權期限之開始日期為二零零零年五月。	該物業為空置。	港幣26,600,000元 (貴集團應佔48.75%*之權益:港幣12,967,500元)

附註:

* 貴集團應佔之百分比權益,是根據經計及持有合和中國發展2.5%間接權益之少數人士後目前之溢利分享比例計算。

1. 根據廣深珠高速公路有限公司(「廣深高速公路合營企業」)與廣州粵興房地產開發有限公司於一九九八年三月二十六日訂立之合作開發協議及其後於一九九九年四月六日、一九九九年七月二日、二零零零年十一月二十二日及二零零一年十二月六日作出之修訂(統稱「合作開發協議」),該物業之部分將於該物業完成後移交予廣深高速公路合營企業。移交預期於二零零三年進行。

2. 該物業根據於二零零零年五月二十九日發出之國有土地使用證(國土證)(文件編號:穗府國用(2000)字第074號)所述,由廣州市高速置業有限公司持有。根據上述國土證規定,住宅用途之土地使用權為期70年;商用/旅遊/娛樂用途,為期40年,其他用途則為50年,全部於二零零零年五月開始。

3. 該物業之房地產證正在辦理中。

4. 中國法律顧問已提出之法律意見(其中包括)：

(i) 廣州市高速置業有限公司已獲授出國有土地使用證。證書規定，住宅用途之土地使用權為期70年；商用／旅遊／娛樂用途，為期40年，其他用途則為50年，全部於二零零零年五月開始；

(ii) 廣州市高速置業有限公司現正辦理申請該物業之有關房地產權證。於取得有關房地產權證後，廣州市高速置業有限公司將根據合作開發協議，辦理該物業予廣深高速公路合營企業之轉讓手續；

(iii) 根據廣深高速公路合營企業發出之確認，該物業不受任何抵押、租約或第三方權利；及

(iv) 合作開發協議所載列之廣深高速公路合營企業之合同權利具合法效力及受法律保障。

編號	物業	概況及年期	佔用狀況	於二零零三年四月三十日現況下之資本值
4	中國廣東省東莞望牛墩鎮中路福苑第3座102、103、104、203、204、303、304、403、404、503及504號單元	該物業包括一幢約於一九九一年建成之5層高住宅樓宇之11個住宅單元。 該物業之總樓面面積約1,093.425平方米(11,770平方呎)。	該物業由廣深珠高速公路有限公司(「廣深高速公路合營企業」)佔用作職員宿舍。	港幣1,090,000元(貴集團應佔48.75%*之權益：港幣531,375元)

附註：

* 貴集團應佔之百分比權益，是根據經計及目前持有合和中國發展2.5%間接權益之少數人士後目前之溢利分享比例計算。

1. 誠如東莞市望牛墩鎮人民政府於一九九九年七月十六日發出之多項房屋所有權證所述，該物業由廣深珠高速公路有限公司(「廣深高速公路合營企業」)持有。

2. 中國法律顧問於法律意見內指出(其中包括)：

   (i) 廣深高速公路合營企業有權轉讓及租賃該物業，但無權拆卸該物業；及

   (ii) 根據廣深高速公路合營企業之確認，該物業不受任何抵押、租約或第三方權利所規限。

第二類—由　貴集團於香港租用之物業

編號	物業	概況	佔用狀況	於二零零三年四月三十日現況下之資本值
5	香港 灣仔 皇后大道東 183號 合和中心 64樓 6402室	該物業包括位於一幢於一九八零年建成之64層高商業樓宇之一個單元。其可出租樓面面積約219.16平方米(2,359平方呎)。 該物業根據登記擁有人Singway (B.V.I.) Company Limited(作為出租人)與合和中國發展(高速公路)有限公司(作為承租人)於二零零三年七月十日訂立之租約持有，及於二零零四年六月三十日屆滿，為期兩年。月租為港幣35,392.50元，包括管理費但不包括冷氣費及差餉。	該物業由合和中國發展(高速公路)有限公司佔用作辦公室。	無商業價值

附註：

1. 該物業之登記擁有人為Singway (B.V.I.) Company Limited。

2. 構成該物業一部分之樓宇受押予BOCI Capital Limited之法律抵押限制。

第三類—由　貴集團於中國租用之物業

編號	物業	概況	佔用狀況	於二零零三年四月三十日現況下之資本值
6	中國 廣東省 廣州 東山區 三育路23號 廣州三寓賓館 第1座 11330、11331 及11336室	該物業包括廣州一間酒店之3個客房。 該物業根據廣州三寓賓館(作為出租人)與廣深珠高速公路有限公司(「廣深高速公路合營企業」)(作為承租人)訂立之租約持有，由二零零二年十二月一日起，為期六個月，及重續另外七個月直至二零零三年十二月三十一日屆滿。每月應付之日租為人民幣600元，包括服務費及地鐵附加費。	該物業由廣深高速公路合營企業佔用作辦公室。	無商業價值

附註：

1. 中國法律顧問於法律意見內指出(其中包括)：

   (i) 根據租約之條款及條件，廣深高速公路合營企業使用物業屬合法；及

   (ii) 廣州三寓賓館有權經營辦公室租賃業務。

編號	物業	概況	佔用狀況	於二零零三年四月三十日現況下之資本值
7	中國 廣東省 東莞 新沙港區 第1期 2號碼頭 東北面 瀝青廠	該物業包括儲存及混合瀝青之廠房，連同連接新沙港區第1期2號碼頭前端至該物業之400米管道。該物業之地盤面積約9,870平方米(106,240平方呎)，鄰近東莞麻涌。 該物業根據廣州港新沙港務公司(作為出租人)與廣深珠高速公路有限公司(「廣深高速公路合營企業」)(作為承租人)訂立之租約持有，由二零零零年九月一日起計至二零一零年八月三十一日屆滿，為期10年。	該物業由廣深高速公路合營企業佔用作瀝青廠。	無商業價值

附註：

1. 根據租約(「該租約」)，於二零零零年九月一日至二零零一年十二月三十一日之期間內，該物業之月租為每平方米人民幣10.20元。由二零零二年一月一日起，每年檢討月租，增幅限於每年2%至5%。

2. 中國法律顧問於法律意見內指出(其中包括)：

   i. 出租人有權經營物業出租業務；

   ii. 根據租約之條款及條件，承租人有權合法使用及佔用該物業；

   iii. 廣深高速公路合營企業不得分租、租賃或更改該物業之用途；及

   iv. 廣深高速公路合營企業不得在無取得出讓人書面同意之情況下，將該物業之任何基建或固定資產作抵押。

編號	物業	概況	佔用狀況	於二零零三年四月三十日現況下之資本值
8	中國廣東省毗鄰廣州－深圳高速公路之兩幅土地（K56+400至K57+580）	該物業包括兩幅土地，在廣州－深圳高速公路之南北行車道設有直接進出點。 該物業之地盤總面積約為7,296平方米（78,533平方呎）。 該物業根據東莞市虎門鎮博涌村社崗村民小組（作為出租人）與廣深珠高速公路有限公司（作為承租人）訂立之租約及補充租約持有，由二零零零年十二月三十一日起至二零五零年十二月三十一日屆滿，為期50年。於估值日之初步年租金為人民幣150,000元，包括管理及其他雜費。	該物業佔用作2個加油站。	無商業價值

附註：

1. 根據有關租約及補充租約，該物業由租期起第一至第五年之年租金為人民幣150,000元，其後每五年增加10%，直至二零二一年十二月三十一日為止。

2. 中國法律顧問於法律意見內指出（其中包括）：

   i. 根據廣深高速公路合營企業與廣東中油油品銷售有限公司訂立之合作合同，該物業由廣東中油油品銷售有限公司用作建造及經營東莞新聯加油站；

   ii. 廣深高速公路合營企業在未經出租人書面同意前，不得分租該物業、更改該物業之用途及功能，或就該物業與第三者合作；及

   iii. 由於出租人並無提供該物業之所有權文件以及已辦理相關手續之説明文件，因此有關租約及補充租約不一定受法律保障。

編號	物業	概況	佔用狀況	於二零零三年四月三十日現況下之資本值
9	中國 廣東省 廣州 東風中路 318號 嘉業大廈 19層	該物業包括一幢約於一九九九年建成之28層高商業樓宇之辦公室樓層。其總建築樓面面積約1,158.39平方米(12,469平方呎)。 該物業根據廣州市通達高速公路有限公司(作為出租人)向廣州東南西環高速公路有限公司(「環城公路合營企業」)(作為承租人)發出之函件租用，由二零零三年一月一日開始，無指定年期。月租人民幣50,000元，不包括水、電及管理費。	該物業由環城公路合營企業佔用作辦公室。	無商業價值

附註：

1. 中國法律顧問於法律意見內指出(其中包括)：

   i. 函件內容不會違反中國法律及規定；

   ii. 出租人現正辦理房屋所有權證；及

   iii. 出租人取得房屋所有權證前，環城公路合營企業根據上述函件之權利不受法律保障。

編號	物業	概況	佔用狀況	於二零零三年四月三十日現況下之資本值
10	中國 廣東省 南海 平洲區 基業花園 第2座 1及2層部分	該物業包括一幢約於一九九八年建成之8層高商／住樓宇兩層商業樓層之部分。其總樓面面積約1,242平方米(13,369平方呎)。 該物業根據南海市南港房地產開發公司(作為出租人)與廣珠西線高速公路有限公司(籌備組)(作為承租人)訂立之租約及補充租約持有，將於二零零四年二月二十九日至二零零四年十二月三十一日之期間屆滿。月租為人民幣8,270元，不包括水、電及管理費。	該物業由廣珠西線高速公路有限公司(籌備組)佔用作辦公室。	無商業價值

附註：

1. 中國法律顧問於法律意見內指出(其中包括)：

   i. 租約內容不會違反中國法律及規定；

   ii. 出租人並無提供該物業之有關房屋所有權證；及

   iii. 根據租約之條款及條件，承租人有權使用及佔用該物業，但該權利不能對抗第三者之權益。

編號	物業	概況	佔用狀況	於二零零三年四月三十日現況下之資本值
11	中國廣東省南海平洲區基業花園第2座1層部分	該物業包括一幢約於一九九八年建成之8層高商／住樓宇之地面部分。其總樓面面積約172.6平方米（1,858平方呎）。 該物業根據三山港三寧物業管理有限公司（作為出租人）與廣珠西線高速公路有限公司（籌備組）（作為承租人）訂立之租約持有，由二零零二年三月二十日起至二零零四年九月二十日屆滿，為期兩年半。月租為人民幣1,726元，不包括水、電及管理費。	該物業由廣珠西線高速公路有限公司（籌備組）佔用作食堂及貨倉。	無商業價值

附註：

1. 中國法律顧問於法律意見內指出（其中包括）：

   i. 租約內容不會違反中國法律及規定；

   ii. 出租人並無提供該物業之有關房屋所有權證；及

   iii. 根據租約之條款及條件，承租人有權使用及佔用該物業，但該權利不能對抗第三者之權益。

編號	物業	概況	佔用狀況	於二零零三年四月三十日現況下之資本值
12	中國廣東省南海平洲區基業花園第4座206號單元及3至8層之23個單元	該物業包括一幢約於一九九八年建成之8層高住宅樓宇合共24個住宅單元。其總建築樓面面積約1,781.34平方米(19,174平方呎)。 該物業根據廣東省海洋與漁業局機關服務中心(作為出租人)與廣珠西線高速公路有限公司(籌備組)(作為承租人)訂立之租約持有，由二零零二年三月二十三日起至二零零五年三月二十三日屆滿，為期36個月。月租為人民幣9,000元，不包括水、電及管理費等。	該物業由廣珠西線高速公路有限公司(籌備組)佔用作辦公室及職員宿舍。	無商業價值

附註：

1. 構成該物業部分之3至8層23個單元包括305-308、405-408、505-508、605-608、705-708及805-807號單元。

2. 中國法律顧問於法律意見內指出(其中包括)：

   i. 租約內容不會違反中國法律及規定；

   ii. 出租人並無提供該物業之有關房屋所有權證；及

   iii. 根據租約之條款及條件，承租人有權使用及佔用該物業，但該權利不能對抗第三者之權益。

編號	物業	概況	佔用狀況	於二零零三年四月三十日現況下之資本值
13	中國廣東省廣州東山區寺右新馬路111-115號805室	該物業包括一幢約於一九九五年建成之29層高商業樓宇之一個辦公室單元。其總樓面面積約108.13平方米(1,164平方呎)。 該物業根據廣東省公路建設公司(作為出租人)與廣珠西線高速公路有限公司(籌備組)(作為承租人)訂立之租約持有，由二零零三年一月一日起至二零零三年十二月三十一日屆滿。月租為人民幣5,407元，不包括水、電及管理費。	該物業由廣珠西線高速公路有限公司(籌備組)佔用作辦公室。	無商業價值

附註：

1. 中國法律顧問於法律意見內指出(其中包括)：

   i. 租約內容不會違反中國法律及規定；

   ii. 出租人擁有出租該物業之權利；及

   iii. 根據租約之條款及條件，承租人有權使用及佔用該物業。

以下為獨立業務估值師第一太平戴維斯(香港)有限公司就其於二零零三年四月三十日對本集團於公路項目權益之公平市值之估值發出之函件全文、估值概要及估值證書,以便收錄於本招股章程內。除本附錄另有界定外,本附錄所用詞語與本招股章程所界定者具相同涵義。


FPDsavills
第一太平戴維斯 INTERNATIONAL PROPERTY CONSULTANTS

第一太平戴維斯(香港)有限公司
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FPDsavills International

敬啟者:

茲遵照 閣下之指示,吾等已對合和公路基建有限公司(「 貴公司」)、其附屬公司及共同控制個體(下文統稱為「 貴集團」)於位於中華人民共和國(「中國」)廣東省之兩項全面營運之收費公路項目及另一項興建中之收費公路項目(「集團項目」)之權益之公平市值進行評估。

此項估值之目的乃為了發表於二零零三年四月三十日業務企業之公平市值之獨立意見。吾等確認,吾等已就吾等之估值進行視察及作出有關查詢,並取得吾等認為必需之其他資料。

就此項估值而言,業務企業乃界定為總投資資金扣除債項價值,但包括股東貸款,及相等於股東權益加股東貸款之款額。股本價值為根據 貴集團擁有之權益總值按比例分佔之價值,或根據 貴集團按各合營企業合同可享有之自由現金流動,但不計及少數股東權益或缺乏市場(如有)之影響計算。

緒言

貴集團之業務現時包括投資及發展、經營及管理中國廣東省收費公路項目。 貴集團現時擁有三項收費公路項目,包括廣州—深圳高速公路、廣州東南西環高速公路及珠江三角洲西岸幹道一期之應佔權益。除最後一項收費公路項目正在興建中外,其餘兩項已全面營運。

此項估值有關之業務企業之集團項目受下列各項限制：

編號	項目	合營企業之總註冊資本	貴集團於合營企業註冊資本之注資	貴集團佔合營企業註冊資本之部分	專營期屆滿	開始／預期開始收費
		(百萬)	(%)	(百萬)		
第一類－由 貴集團於中國持有營運中之收費公路項目						
1.	中國廣東省廣州－深圳高速公路	港幣702.00元（相等於人民幣471.00元）	100%	港幣702.00元	二零二七年六月三十日	一九九四年七月十八日（試行）
2.	中國廣東省廣州東南西環高速公路	美金55.00元	50%	美金27.50元	二零三一年十二月三十一日	二零零零年六月二十六日
第二類－由 貴集團持有興建中之收費公路項目						
3.	中國廣東省珠江三角洲西岸幹道一期	人民幣588.00元	50%	人民幣294.00元	由發出營業執照之日（假定為二零零三年第三季）起計30年	二零零四年七月一日（預計通車日期）

廣州－深圳高速公路（「廣深高速公路」）

廣深高速公路南北連接深圳及廣州。廣深高速公路南端為皇崗收費站及北端為廣氮收費站。廣州－深圳高速公路全長122.8公里，為瀝青鋪設之雙向三車道設計，並為封閉式高速公路，設有18座立交及18個收費站，自一九九四年七月試行通車以來一直收費。該高速公路之正式通車日期為一九九七年七月一日。

廣州東南西環高速公路(「廣州東南西環高速公路」)

廣州東南西環高速公路構成廣州環城高速公路之一部分。廣州東南西環高速公路途經廣州市東、南及西部周邊地區;東起鄰近廣州－深圳高速公路廣氮收費站,西終於北環高速公路與廣佛高速公路之沙貝立交。廣州東南西環高速公路全長38公里,為混凝土鋪設之雙向三車道設計,並為封閉式高速公路,設有10座立交及10個收費站,自二零零零年六月二十六日以來一直收費。

珠江三角洲西岸幹道一期(「西線一期」)

西線一期現正興建中,將構成建議中分三期興建之珠江三角洲西岸幹道之一部分。西線一期將包括一段北至廣州東南西環高速公路海南立交及南至順德碧桂路／105國道之收費公路。西線一期全長將約為14.7公里,為瀝青鋪設之雙向三車道設計。預期西線一期將於二零零四年中前建成。於建成時,西線一期將為封閉式高速公路,設有三座立交及兩至三個收費站。

估值基礎

吾等之估值為吾等對各有關業務企業之公平市值之意見。就吾等之估值而言,「公平市值」指「業務企業由自願買賣雙方在非強迫之情況下以現金轉讓時,所取得之估計價值,且雙方對一切有關事實均有合理認識並對雙方公平,買賣雙方均有意繼續該項業務之現時經營,惟分拆業務或出售其資產可獲取更大投資回報則除外。」

估值方法

吾等之估值乃透過應用稱為現金流動貼現法之收入法方式制訂。利用此方法釐定價值視乎從股權及股東貸款得出之未來經濟利益之現值而定。因此,價值指標為透過將可供股本分派及支付股東貸款之未來現金流動淨額,貼現至其按適用於業務風險及危機之市場所得規定之回報率之現值釐定。

現金流動從估值日(即二零零三年四月三十日)開始預測,及吾等已計及其後之重大轉變,例如於二零零三年五月三十日之債務承擔及市場回報率之轉變。

調查範圍

吾等之調查包括視察集團項目、與　貴集團之管理層成員討論有關業務之歷史及性質、　貴集團項目之營運及前景及　貴集團過往及預測之財務資料及其他有關文件之審閱。吾等亦與　貴公司之交通顧問栢誠亞洲有限公司(「栢誠」)討論有關栢誠對集團項目所作出之交通預測相關之基礎及假設。吾等認為,栢誠預測保守增長情況中之通行費收益,以及預測之營運及保養成本均為適當採納。

於吾等之估值過程中，吾等已考慮(其中包括)下列各項因素：

- 一般經濟前景；
- 業務性質及有關各項營運之歷史；
- 業務企業之財務狀況；
- 擴張及發展時間表之預測發展成本；
- 預測營運成本；
- 預測交通流量、客運量及通行費率；
- 其他收入(如有)；
- 從事類似業務之實體之市場衍生之投資回報；及
- 企業之財政及業務風險，包括持續收入及預測未來業績。

估值假設

吾等於估值進行時，已假設有關項目將於其各自之整段專營期內將會繼續經營。

此外，由於 貴集團項目之業務環境不斷轉變，吾等已作出多項假設，以表達吾等對業務企業之公平市值之意見。在此項估值中採用之主要假設包括：

- 貴集團經營業務所在之中國之現有政治、法律及經濟狀況將不會有重大變動；
- 中國現行稅率將不會有重大變動，而應支付之稅率維持不變及將符合所有適用法律及規定；
- 假設各項收費公路項目之營運開支將每五年檢討一次；
- 貴集團項目之交通流量及通行費收益將符合栢誠預測保守增長情況中之水平；
- 貴集團項目之營運及保養成本將符合栢誠預測之水平；及
- 興建中之收費公路項目將如期完成，及令設計工程師及 貴公司滿意，以及將符合政府機關之所有有關標準及規定。

各業務企業之其他特別假設(如有)已載於各業務企業之估值證書中之附註。

限制條件

吾等在很大程度上倚賴 閣下給予之資料及 貴公司中國法律顧問海問律師事務所之法律意見，並已接納吾等獲給予有關數據、記錄、文件、財務及業務資料，以及所有其他有關事宜之意見。吾等已作出合理查詢，並無理由懷疑 閣下給予吾等對估值而言重要之資料之真實及準確性，及 閣下已知會吾等，所提供之資料中並無遺漏重大事實。

吾等並無進行結構性或土木工程調查，因此不能確認有關集團項目不存在結構性瑕疵。

估值乃根據普遍採納之估值程序及慣例達致，而此非常倚賴使用多項假設及眾多不明朗考慮因素，而並非全部可易於限定及確定。此外，吾等認為該等事宜之假設及考慮因素為合理，但該等假設及考慮因素本身存在重要之業務、經濟及競爭不明朗因素及或然事項，而當中很多為超出　貴公司控制之內。

根據吾等之調查及本報告所載之分析，吾等認為就集團項目之業務企業於二零零三年四月三十日之公平市值總額可合理地呈列為人民幣15,400,000,000元（約相等於港幣14,528,000,000元）。吾等之估值中所使用之匯率為於估值日當時之匯率港幣1元兑人民幣1.06元。估值日期至本函件發出日期間，該匯率並無重大波動。

隨附吾等之估值概要及估值證書。

此致

香港
皇后大道東183號
合和中心
64樓6402室
合和公路基建有限公司
列位董事　台照

代表
第一太平戴維斯(香港)有限公司

估價及諮詢顧問部
資深董事
王永霖
土地經濟學學士
皇家特許測量師學會會士
香港測量師學會會士
註冊專業產業測量師
謹啟

估價及諮詢顧問部
助理董事
楊治江
理學士(產業管理)
註冊專業產業測量師
特許仲裁師學會會員
謹啟

二零零三年七月二十八日

估值概要

編號	項目	貴集團應佔收費項目之權益	貴集團應佔業務企業之公平市值
		(%)	(人民幣百萬元)
第一類－由　貴集團於中國持有營運中之收費公路項目			
1.	中國 廣東省 廣州－深圳 高速公路	50.0% (第1至第10年) 48.0% (第11至第20年) 45.0% (第21至第30年) 一九九七年七月一日開始按可供分派溢利百分比計算。	12,300
2.	中國 廣東省 廣州東南西環 高速公路	45.0% (第1至第10年) 37.5% (第11至第20年) 32.5% (第21至第30年) 二零零二年一月一日開始按現金流動淨額百分比計算。	1,930
		小計：	14,230
第二類－由　貴集團於中國持有興建中之收費公路項目			
3.	中國 廣東省 珠江三角洲 西岸幹道 一期	營運收入淨額之50%*	1,170
		小計：	1,170
		總計：	15,400

*附註：按合營企業合同草稿之規定，營運收入淨額將於作出(其中包括)營運開支、資本開支、履行債務責任及僱員福利之撥備後釐定。

估值概要

第一類—由 貴集團於中國持有營運中之收費公路項目

編號	項目地點	項目概況	貴集團應佔業務企業之公平市值
			(人民幣百萬元)
1.	中國 廣東省 廣州—深圳 高速公路	廣州—深圳高速公路(「廣深高速公路」)連接廣州廣氮及深圳皇崗。 廣深高速公路全長122.8公里，為瀝青鋪設之雙向三車道設計，於每個行車方向均設有緊急路肩。該高速公路為封閉式高速公路，設有18座立交及18個收費站。廣深高速公路之設計車速為每小時120公里。 自一九九四年七月試行通車以來一直收費，其正式通車日為一九九七年七月一日。	12,300

附註：

1. **合營企業協議摘要**

根據於一九八七年四月二十日訂立之合作興建及經營管理廣深珠高速公路和服務項目合同及其後於一九八七年十二月二十五日、一九九零年十二月三十日、一九九二年十一月二十三日、一九九四年十月二十七日及一九九七年四月三日作出之修訂，連同廣深珠高速公路有限公司於一九八八年二月六日訂立之公司章程及其後於一九九一年十二月三十一日作出之修訂(統稱「廣深合營企業合同」)，訂明之主要條件如下：

i.	合營企業實體	：	廣深珠高速公路有限公司(下文稱為「廣深高速公路合營企業」)
ii.	甲方	：	廣東省公路建設公司
	乙方	：	合和中國發展(高速公路)有限公司
iii.	投資總額	：	人民幣12,217,000,000元 (根據廣東省審計廳之報告作出調整)
iv.	乙方於註冊資本之投資額	：	港幣702,000,000元(相等於人民幣471,000,000元)
v.	專營期	：	由一九九七年七月一日起計30年
vi.	溢利分派 (乙方所佔)	：	(a) 第1至第10年 ： 可供分派溢利50% (b) 第11至第20年 ： 可供分派溢利48% (c) 第21至第30年 ： 可供分派溢利45%

2. **中國法律意見**

貴集團之中國法律顧問海問律師事務所已於其法律意見中表示(**其中包括**)：

(i) 廣深合營企業合同已獲有關政府部門批准，並對有關各方具法律約束力；

(ii) 廣深高速公路合營企業已取得根據中國法律成立廣深高速公路合營企業必需之所有政府批准；

(iii) 廣深高速公路合營企業已於二零零一年十一月八日獲廣東省工商行政管理局發出公司營業執照，並正式合法成立。根據公司營業執照，廣深高速公路合營企業之業務範圍包括計劃、設計、興建及管理廣深高速公路，連同廣深高速公路範圍內之食肆、加油站、廣告板、公共汽車／貨車站、汽車維修站、零售店等；

(iv) 廣深高速公路合營企業在專營期內可享有廣州－深圳高速公路之土地使用權及其配套設施；

(v) 根據已批准之稅務文件、現行中國稅務法及規定，廣深高速公路合營企業有權享有下列稅務待遇：

營業稅(5%)	：	由第一至第五年營運年度全數豁免。
所得稅(15%)	：	由首個獲利年度起計第一至第五年全數豁免；及在其後第六至第十年獲半數豁免。
地方所得稅(3%)	：	在第一至第十個獲利年度全數豁免。

(vi) 廣深高速公路合營企業之首個獲利年度為二零零零年；

(vii) 有關廣深高速公路合營企業之主要合同均具法律效力及對訂約各方具約束力；及

(viii)廣深高速公路合營企業已取得廣深高速公路相關土地之全部土地使用權文件。

3. **估值假設**

(i) 吾等認為，栢誠編製之「保守增長」情況之通行費收益及營運及保養成本均為適合，並於吾等之估值中已採納該等數據；

(ii) 根據　貴公司提供之計劃，假設需要擴闊公路之額外資本開支；

(iii) 假設已取得廣東省政府及／或其他有關機關對修訂廣深合營企業合同中有關支付於二零零二年一月一日後之應計投資回報之批文；及

(iv) 吾等於估值進行時，已計及獲評估之業務企業所經營之項目之現有狀況及專營期等因素，以及類似企業之市場所需回報，及已採納貼現率11.5%，而吾等認為此實為足夠及適合。

估值證書

編號	項目地點	項目概況	貴集團應佔業務企業之公平市值
			(人民幣百萬元)
2	中國廣東省廣州東南西環高速公路	廣州東南西環高速公路(「廣州東南西環高速公路」)構成廣州環城高速公路之一部分，途經廣州市東、南及西部周邊地區；東起鄰近廣州－深圳高速公路廣氮收費站，西終於廣州北環路與廣佛高速公路之沙貝立交。 廣州東南西環高速公路全長約38公里，為混凝土鋪設之雙向三車道設計，並為封閉式高速公路，設有10座立交及10個收費站，設計車速為每小時100公里。 廣州東南西環高速公路自二零零零年六月二十六日起全面通車，而正式通車日期為二零零二年一月一日。	1,930

附註：

1. **合營企業協議摘要**

根據於一九九二年十一月二十三日訂立之合作興建及經營管理廣州東南西環高速公路和服務項目合同及其後於一九九七年十月三十一日、一九九八年十二月一日及二零零一年七月三十日作出之修訂，連同廣州東南西環高速公路有限公司於一九九二年十一月二十三日訂立之公司章程及其後於一九九八年二月二十三日及二零零一年七月三十日作出之修訂(統稱「環城公路合營企業合同」)，訂明之主要條件如下：

i.	合營企業實體	：	廣州東南西環高速公路有限公司(下文稱為「環城公路合營企業」)
ii.	甲方	：	廣州市通達高速公路有限公司
	乙方(1)	：	合和環穗公路有限公司
	乙方(2)	：	長建環穗公路有限公司
iii.	投資總額	：	人民幣4,500,000,000元(約相等美金550,000,000元)
iv.	乙方(1)於註冊資本之投資額	：	美金27,500,000元
v.	專營期	：	由二零零二年一月一日起計30年

vi. 溢利分派(乙方(1)所佔)： (a) 第1至第10年 ： 現金流動淨額45%
(b) 第11至第20年 ： 現金流動淨額37.5%
(c) 第21至第30年 ： 現金流動淨額32.5%

2. **中國法律意見**

貴集團之中國法律顧問海問律師事務所已於其法律意見中表示(其中包括)：

(i) 環城公路合營企業合同已獲有關政府部門批准，及對訂約各方具法律約束力；

(ii) 環城公路合營企業已取得根據中國法律成立環城公路合營企業必需之所有政府批准；

(iii) 環城公路合營企業已於二零零一年五月十日獲廣東省工商行政管理局發出公司營業執照。根據公司營業執照，環城公路合營企業之業務範圍包括計劃、設計、興建及管理廣州東南西環高速公路，連同其配套設施；

(iv) 根據法律，環城公路合營企業可享有廣州東南西環高速公路南海段之土地使用權，及環城公路合營企業於獲取廣州東南西環高速公路廣州段之土地使用權時，並無任何法律障礙；

(v) 根據廣州市政府發出之批准稅務文件，環城公路合營企業可享有下列稅務待遇：

營業稅(5%) ： 首五年營運獲豁免。

所得稅(15%) ： 由首個獲利年度起計第一至第五年獲全數豁免；及在其後第六至第十年獲半數豁免。

地方所得稅(3%) ： 由首個獲利年度起計第一至第十年獲全數豁免。

根據現行中國稅務法及規定，環城公路合營企業享有以上豁免及減免須經國家稅務總局批准，方可作實。環城公路合營企業計劃申請該項批准。

根據現行中國稅務法及規定，環城公路合營企業將有權享有下列稅務優惠待遇，但須經有關政府機關批准：

所得稅(15%) ： 由首個獲利年度起計第一至第二年獲全數豁免；及其後第三至第五年獲半數豁免。

地方所得稅(3%) ： 由首個獲利年度起計第一至第五年獲全數豁免。

(vi) 於二零零二年財政年度完結時，環城公路合營企業仍未進入首個獲利年度；及

(vii) 有關環城公路合營企業之主要合同均具法律效力及對訂約各方具約束力。

3. **估值假設**

(i) 吾等認為，栢誠編製之「保守增長」情況之通行費收益及營運及保養成本均為適合，並於吾等之估值中已採納該等數據。

(ii) 吾等於估值時，已假設下列稅率適用：

營業額(5%) ： 不獲豁免。

所得稅(15%) ： 由首個獲利年度起計第一至第二年獲全數豁免；及其後第三至第五年獲半數豁免。

地方所得稅(3%) ： 由首個獲利年度起計第一至第五年獲全數豁免。

(iii) 吾等於估值進行時，已計及獲評估之業務企業所經營之項目之現有狀況及專營期等因素；以及類似企業之市場所需回報，及已採納貼現率11.5%，而吾等認為此實為足夠及適合。

4. 吾等之估值並無計及中國銀行(香港分行)提供予合和環穗公路有限公司(即環城公路合營企業合同之乙方(1))之銀行貸款之影響，原因為該筆貸款不是授予環城公路合營企業之銀行貸款。該筆銀行貸款未償還餘額於二零零三年四月三十日為港幣422,000,000元，並預計於二零零五年六月三十日前悉數償還。

估值證書

第二類－由　貴集團於中國持有興建中之收費公路項目

編號	項目地點	項目概況	貴集團應佔業務企業之公平市值 (人民幣百萬元)
3	中國 廣東省 珠江三角洲 西岸幹道 一期	珠江三角洲西岸幹道一期(「西線一期」)將構成建議中分三期興建之珠江三角洲西岸幹道之一部分。西線一期包括一段北至廣州東南西環高速公路海南立交，南至順德碧桂路／105國道之收費公路。 建議之西線一期全長將約為14.7公里，為瀝青鋪設之雙向三車道設計。西線一期將為封閉式高速公路，設有三座立交及兩至三個收費站，設計車速為每小時100公里。 西線一期現正興建中，並預期於二零零四年中通車。	1,170

附註：

1. **合營企業協議之建議條款及安排**

根據　貴公司提供之珠江三角洲西岸幹道一期之合作興建、經營及管理之合營企業合同(下文稱為「西線一期合營企業合同」)之建議條款及安排，訂明之主要條件如下：

i.	合營企業實體	:	廣東廣珠西線高速公路有限公司(下文稱為「西線一期合營企業」)
ii.	甲方	:	廣東省公路建設公司
	乙方	:	合和廣珠高速公路發展有限公司
iii.	投資總額	:	人民幣1,680,000,000元
iv.	乙方於註冊資本之投資額	:	人民幣294,000,000元
v.	專營期	:	由發出營業執照之日起計30年
vi.	溢利分派(乙方所佔)	:	營運收入淨額之50% (營運收入淨額將於作出(其中包括)營運開支、資本開支、履行債務責任及僱員福利之撥備後釐定。)

2. **中國法律意見**

貴集團之中國法律顧問海問律師事務所已於其法律意見中表示（其中包括）：

(i) 合和廣珠高速公路發展有限公司已授權廣東廣珠西線高速公路有限公司（籌備組）處理西線一期合營企業（將予成立）之所有預備工作；

(ii) 廣東廣珠西線高速公路有限公司（籌備組）已取得有關西線一期四幅土地之建設用地規劃許可證，可根據法律合法申請西線一期之土地使用權；

(iii) 廣東合和廣珠高速公路發展有限公司已取得政府原則上批准成為廣東合和廣珠高速公路發展有限公司及西線一期合營企業。上述完成後，西線一期合營企業將投資、建造及經營西線一期。

(iv) 根據現行中國稅務法及規定，西線一期合營企業於成立後有權享有下列稅務待遇：

所得稅(15%)	：	由首個獲利年度起計第一至第二年獲全數豁免；及在其後第三至第五年獲半數豁免。
地方所得稅(3%)	：	由首個獲利年度起計第一至第五年獲全數豁免。

3. **估值假設**

(i) 西線一期合營企業將成立及於二零零三年第三季前取得營業執照；

(ii) 吾等認為，栢誠編製之「保守增長」情況之通行費收益及營運及保養成本均為適合，並於吾等之估值中已採納該等數據。

(iii) 根據　貴公司提供之計劃，須承擔擴闊公路之額外資本開支；

(iv) 合和廣珠高速公路發展有限公司將於二零零四年第三季前注資所有註冊資本；

(v) 融資人民幣1,092,000,000元將於二零零三年八月一日至二零零四年六月三十日十一個月內提取，期限為十五年及須於二零零六年八月一日至二零一八年七月三十一日十二年內償還，寬限期為三年；

(vi) 西線一期享有下列稅務待遇：

營業稅(5%)	：	不獲豁免。
所得稅(15%)	：	由首個獲利年度起計第一至第二年獲全數豁免；及在其後第三至第五年獲半數豁免。
地方所得稅(3%)	：	由首個獲年利度起計第一至第五年獲全數豁免。

(vii) 吾等於估值進行時，已計及獲評估之業務企業所經營之項目之現有狀況及專營期等因素；以及類似企業之市場所需回報，及已採納貼現率13.2%，而吾等認為此實為足夠及適合。

以下為本公司交通顧問栢誠就「珠江三角洲收費公路之車流量及收益研究」、「珠江三角洲收費公路之營運及保養研究」及「珠江三角洲收費公路之收費系統」發出之三份函件全文，以便收錄於本招股章程內。


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珠江三角洲收費公路之
車流量及收益研究

根據　閣下之指示及為合和公路基建有限公司(「　貴公司」)，栢誠(亞洲)有限公司(「本顧問」或「栢誠」)已展開對中華人民共和國(「中國」)廣東省珠江三角洲地區(「珠江三角洲」)公路之獨立車流量及收益研究(「研究」)。該報告概述根據進行之技術分析得出之結果及發現。吾等確認，下列收費公路之未來車流量及收益乃按獨立及專業方式預測：

1. 廣深高速公路
2. 廣州東南西環高速公路
3. 西線一期

在進行研究時，吾等已根據實地視察之分析、會見當地機關及收費公路營辦商、檢討獲提供之車流量數據、可行性報告及其他有關資料進行吾等之分析。在運用　貴公司提供之資料時，吾等已取得收費公路之管理層確認，並無遺漏任何重大因素。吾等之結論是，已獲提供足夠及可靠資料以作出最終檢討及全面分析。

吾等分析之結果於「珠江三角洲收費公路之車流量及收益研究」中呈列。吾等之研究方法及發現之概要呈列如下：

E1. 緒言

本報告概述根據所進行之技術分析得出之結果及發現。吾等確認，餘下專營期(廣深高速公路為二零零三至二零二七年，廣州東南西環高速公路為二零零三至二零三二年，西線一期(預期於二零零四年前啟用)為二零零三至二零三三年)之未來車流量及收益乃按獨立及專業方式預測。

在進行研究時，吾等已根據實地視察之分析、會見當地機關／收費公路營辦商、檢討獲提供之車流量數據、可行性報告、起點至目的地(「起訖」)調查及其他有關資料。在運用　貴公司提供之資料時，吾等已取得收費公路管理層之確認，並無遺漏任何重大因素。吾等之結論是，已獲提供足夠及可靠資料以作出最終檢討及全面分析。

此乃栢誠編製之「珠江三角洲收費公路之車流量及收益研究」之概要。本顧問獲　貴公司委任進行概述於下表之收費公路獨立車流量及收益預測(「研究公路」)：

一般項目詳情之概要

公路長度(約數)	公路分類	公路規格	公路進出管制	公路設計時速
廣深高速公路(122.8公里)	高速公路	6車道	進出受管制	每小時120公里
廣州東南西環高速公路(38.0公里)	高速公路	6車道	進出受管制	每小時100公里
西線一期(14.7公里)	高速公路	6車道	進出受管制	每小時100公里

E2. 目標及服務範圍

研究之技術目標是為　貴公司提供未來車流量及收益預測之獨立研究。工作範圍包括數據盤存及收集、交通分析及未來車流量及收益預測。主要活動包括：

- 審閱獲提供有關研究公路交通走廊之規劃及可行性報告；
- 收集及審閱研究地區之社會經濟數據；
- 收集及分析車流量及收益數據；
- 進行其他交通調查及計算(倘適用)；
- 會見收費公路營辦商、當地公路局官員及當地規劃部門官員；
- 制定行車需求預測方法；
- 分析於研究下對行車走廊競爭道路可能產生之影響；及
- 編製車流量及收益預測。

E3. 車流量預測方法

車流量預測是根據收費公路研究廣泛採用之傳統行車需求預測方法進行，並已用於中國類似收費公路上。栢誠於珠江三角洲地區及中國廣東其他地區之其他項目中所收集及累積之有關資料亦已納入本研究內。研究之車流量預測方法包括下列階段：

a) 數據盤存及檢討—本技術階段之主要目標是取得現有可獲提供之資料，並將之整理作下一個工作階段。將予盤存之典型資料包括過往公路網絡數據、起訖數據、收費公路車流量及收益數據，以及有關地區之現有及未來社會經濟預測，以及過往分析及報告。

b) 界定技術方法—目標是開發將用作研究目的之最適當技術方法。採用何種方法取決於能否取得數據及其質素，以及整體項目計劃。

c) 行車需求預測—根據過往階段之資料及發現，本階段界定及分析現有交通模式及根據適當之主要交通變數預測未來行車需求，該等變數如下：

- 經濟指標及行車需求增長
- 道路實際情況及其運載量
- 車型分類及百分比分佈
- 按車輛類別劃分之起訖模式

為考慮未來多項外在因素之不明朗因素，車流量預測根據兩個情況呈列：樂觀情況及保守情況。

E4. 主要模式／分析假設

研究所界定之一般假設如下：

a) 利用「國內生產總值」統計數字作為最佳指標，以決定研究中之公路未來之交通增長。於研究地區及中國其他地區進行之過往研究已顯示，國內生產總值之增長與客貨車輛之相容性及關係較任何其他因素或出現之影響因素為大。由於大多數預期未來行車將與珠江三角洲區內之乘客及貨物流動有關，故此，國內生產總值增長將用作未來預測之主要影響因素。

b) 從可獲提供之數據庫識別之起訖模式適用於主題分析；

c) 假設現有車流量之最近車輛組合適用於預測；

d) 現有及未來行車行為、系統模式及作出行車決定之間之變化並不重要；

e) 研究地區之未來經濟增長趨勢與中國及廣東省現有地區經濟政策一致，特別是第十個五年計劃、省發展總計劃及當地政府政策。所採納之保守經濟增長列於下表：

每年國內生產總值(%)假設(保守)

地區	二零零一至二零零五年	二零零六至二零一零年	二零一一至二零二零年	二零二一至三零三零年
廣東省	9.0	7.50	6.25	5.68
廣州	12.0	10.00	8.33	7.58
東莞	13.0	10.83	9.03	8.21
深圳	12.0	10.00	8.33	7.58
佛山	9.0	7.50	6.25	5.68
中山	10.5	8.75	7.29	6.63
珠海	14.0	11.67	9.72	8.84

由過去之五年計劃(如第九個五年計劃)起，珠江三角洲之計劃國內生產總值增長乃保守及可望達成。因此，採納上述作為車流量預測之保守情況。最佳增長預期於區內有較大發展，增長是由向保守情況加入2%至3%而構成。二零零六至二零一零年保守情況之國內生產總值增長之估計，來自第十個五年計劃之增長，有17%之增長折讓，於二零一一至二零二零年，再有17%之折讓被使用，而二零二一年後則有10%之折讓。

f) 與決定處理能力有關之技術影響因素於可行範圍內；

g) 所取得及用作分析之技術數據乃準確可靠，因此，可良好顯示典型平均狀況；

h) 根據公路運載量手冊及專業判斷，估計研究中公路設施為本之分段運載量如下：

研究公路之運載量

公路	分段運載量(每日車輛數目)
廣深高速公路	150,000(6車道)
	187,500(擴充至8車道之路段)[1]
廣州東南西環高速公路	150,000(6車道)
西線一期	150,000(6車道)
	187,500(擴充至8車道之路段)[2]

附註：

(1) 當廣深高速公路之任何路段每日運載量達數目150,000架次，該路段將擴充至8車道。

(2) 當西線一期之任何路段每日運載量達數目150,000架次，該路段將擴充至8車道。

上述路段運載量之定義為每日可被設施之公路路段容納之最高車輛數目。就超過兩個入口／出口點之設施而言，如廣深高速公路、廣州東南西環高速公路及西線一期，就有不少公路路段。就該等公路而言，因此，公路可容納之最高車流量並非與路段運載量相同，原因是只有公路之飽和路段不可能進一步容納交通需求，但公路未飽和路段於彼等達致路段運載量前仍可容納更多車流量，例如廣深高速公路。譬如，儘管廣深高速公路(鶴州立交與黃田立交之間)將於二零一零年飽和，惟預測北段之車流量將於二零一零年後仍然增加。

i) 於研究走廊附近計劃或現正興建之大型新公路通道，包括下列各項：

- 后海灣幹線及深圳西部通道—這將提供一個連接香港與深圳蛇口之新過境通道。這條通道預期將於二零零五／二零零六年營運。這條過境通道之功能是，藉容許過境交通使用深圳西部之新過境通道，而紓緩位於深圳市區之現有高用量過境通道。

- 廣州二環高速公路—計劃約於二零一零年啟用之第二條外環路。建議興建之廣州二環高速公路將於現有廣州環城高速公路外約30至40公里之半徑行走，旨在為廣州市中心外圍及廣州與廣州周邊地區之間之車流量提供服務。
- 廣州南部快速幹線—該條高速公路計劃將廣州東南西環高速公路連接南沙策略發展範圍，南沙策略發展範圍計劃發展作主要港口及高科技中心。此外，該高速公路將連接廣珠東線通往珠海。該通道預期將於二零零五年啟用。
- 新廣佛高速公路—這條公路是專為紓緩現有廣佛高速公路之擠塞情況而設。這將廣州東南西環高速公路連接佛山，預期於二零零四年啟用。

j) 廣州市區擴展至花都及番禺將加速城市北及南部之都市化過程。因此，城市產生之交通需求假設與區內土地使用發展一致。

k) 過境車流量增長採納用作車流量增長預測之類似假設。該等假設類似於香港政府過境車流量研究所採納者。該等假設包括24小時過境檢查站運作之過境交通警察、於二零零六年提供后海灣幹道，以及可能放寬牌照管制。

l) 非收費車輛亦於本研究中予以考慮。非收費車輛包括正式豁免收費車輛，例如政府車輛及收費公路公司汽車。非收費車輛部分來自實際車流量。

E5. 車流量預測概要

未來車流量預測是根據七月一日至六月三十日之每日平均計算。在兩個研究情況下之研究公路預測交通概述如下。此外，公路研究亦已界定車輛組合。

車型分類	
第1類	客車／貨車及摩托車(2軸2-4輪)
第2類	輕型客貨車／輕型和小型貨車(2軸4輪)
第3類	小型、中型及大型客車／中型貨車(2軸6輪)
第4類	超大型客車／大型貨車／20呎集裝箱貨車(3軸6-10輪)
第5類	雙層客車／重型貨車／重型貨車及掛車／40呎集裝箱貨車(超過3軸超過10輪)
不收費	正式豁免收費

廣深高速公路

預測每日交通(以混合車輛呈列)

樂觀情況

年份	第1類	第2類	第3類	第4類	第5類	不收費	總計
零二至零三	96,970	21,010	27,675	2,190	6,055	5,370	159,270
零三至零四	110,385	23,718	32,663	2,457	7,082	5,418	181,723
零四至零五	126,167	26,935	38,645	3,041	9,204	5,502	209,494
零五至零六	144,220	30,700	45,340	3,620	11,230	5,570	240,680
零六至零七	163,175	34,695	51,855	4,130	12,905	5,630	272,390
零七至零八	184,300	39,225	58,690	4,595	14,385	5,685	306,880
零八至零九	208,250	44,370	66,445	5,120	16,055	5,740	345,980
零九至一零	231,240	49,325	73,945	5,595	17,605	5,800	383,510
一零至一一	254,405	54,310	81,530	6,065	19,120	5,855	421,285
一五至一六	334,585	71,725	107,915	7,470	23,700	6,005	551,400
二零至二一	341,130	73,230	110,530	7,565	23,950	6,155	562,560
二五至二六	341,460	73,305	110,655	7,570	23,965	6,310	563,265
二六至二七	341,465	73,310	110,655	7,570	23,965	6,345	563,310

附註：

1) 上述預測已假設設施將於路段之路段運載量達150,000部車輛前擴充至8車道。

2) 擴充路段所採納之路段運載量為187,500部車輛。

廣深高速公路

預測每日交通(以混合車輛呈列)

保守情況

年份	第1類	第2類	第3類	第4類	第5類	不收費	總計
零二至零三	96,970	21,010	27,675	2,190	6,055	5,370	159,270
零三至零四	106,757	22,937	31,589	2,382	6,878	5,413	175,956
零四至零五	120,811	25,793	37,006	2,921	8,845	5,480	200,856
零五至零六	136,825	29,125	43,015	3,450	10,695	5,540	228,650
零六至零七	153,355	32,610	48,735	3,890	12,170	5,580	256,340
零七至零八	171,600	36,530	54,645	4,295	13,445	5,620	286,135
零八至零九	192,110	40,930	61,290	4,740	14,860	5,660	319,590
零九至一零	211,365	45,085	67,590	5,130	16,150	5,705	351,025
一零至一一	230,435	49,195	73,845	5,510	17,390	5,745	382,120
一五至一六	289,940	62,150	93,510	6,595	20,860	5,830	478,885
二零至二一	294,265	63,360	95,275	6,680	21,135	5,905	486,620
二五至二六	296,355	64,120	95,830	6,680	21,140	5,980	490,105
二六至二七	296,775	64,270	95,940	6,680	21,140	6,000	490,805

附註：

1) 上述預測已假設設施將於路段之路段運載量達150,000部車輛前擴充至8車道。

2) 擴充路段所採納之路段運載量為187,500部車輛。

廣州東南西環高速公路

預測每日交通(以混合車輛呈列)

樂觀情況

年份	第1類	第2類	第3類	第4類	第5類	不收費	總計
零二至零三	17,645	6,075	10,890	1,385	2,915	2,025	40,935
零三至零四	21,775	7,495	13,425	1,750	3,680	2,050	50,175
零四至零五	28,160	9,685	17,360	2,300	4,835	2,075	64,415
零五至零六	34,285	11,815	21,215	2,860	6,020	2,100	78,295
零六至零七	38,120	13,095	23,400	3,295	6,820	2,125	86,855
零七至零八	41,785	14,340	25,630	3,710	7,675	2,145	95,285
零八至零九	45,810	15,710	28,085	4,185	8,645	2,165	104,600
零九至一零	50,225	17,205	30,775	4,720	9,730	2,185	114,840
一零至一一	53,060	18,165	32,490	5,320	10,960	2,210	122,205
一五至一六	76,815	26,190	46,910	8,885	18,160	2,265	179,225
二零至二一	105,815	36,000	64,600	14,145	28,745	2,320	251,625
二五至二六	133,130	45,215	81,210	20,585	41,775	2,380	324,295
三零至三一	167,580	56,810	102,140	29,960	60,725	2,440	419,655
三一至三二	175,485	59,470	106,940	32,300	65,445	2,450	442,090

廣州東南西環高速公路

預測每日交通(以混合車輛呈列)

保守情況

年份	第1類	第2類	第3類	第4類	第5類	不收費	總計
零二至零三	17,645	6,075	10,890	1,385	2,915	2,025	40,935
零三至零四	21,425	7,370	13,210	1,720	3,620	2,045	49,390
零四至零五	27,390	9,425	16,890	2,240	4,705	2,065	62,715
零五至零六	33,030	11,385	20,440	2,750	5,800	2,085	75,490
零六至零七	36,050	12,385	22,130	3,115	6,455	2,100	82,235
零七至零八	38,795	13,315	23,800	3,450	7,135	2,120	88,615
零八至零九	41,755	14,320	25,605	3,820	7,890	2,135	95,525
零九至一零	44,945	15,400	27,545	4,235	8,730	2,150	103,005
一零至一一	46,585	15,950	28,530	4,685	9,655	2,165	107,570
一五至一六	62,915	21,475	38,450	7,315	15,035	2,195	147,385
二零至二一	81,150	27,615	49,500	10,900	22,390	2,225	193,780
二五至二六	102,040	34,665	62,190	15,860	32,525	2,255	249,535
三零至三一	128,370	43,530	78,170	23,080	47,265	2,285	322,700
三一至三二	134,410	45,560	81,830	24,875	50,940	2,290	339,905

西線一期

預測每日交通(以混合車輛呈列)

樂觀情況

年份	第1類	第2類	第3類	第4類	第5類	不收費	總計
零四至零五	29,654	13,781	4,055	1,463	695	154	49,803
零五至零六	33,430	15,678	4,623	1,668	793	162	56,354
零六至零七	37,699	17,836	5,270	1,902	904	170	63,781
零七至零八	42,524	20,292	6,008	2,168	1,030	179	72,201
零八至零九	47,558	22,883	6,789	2,471	1,175	187	81,063
零九至一零	53,197	25,806	7,672	2,817	1,339	197	91,027
一零至一一	58,987	28,844	8,592	3,155	1,500	205	101,283
一五至一六	97,255	49,430	14,872	5,561	2,643	249	170,010
二零至二一	104,872	55,594	16,862	6,729	3,186	258	187,500
二五至二六	104,857	55,604	16,865	6,730	3,187	258	187,500
三零至三一	104,843	55,613	16,867	6,731	3,187	258	187,500
三二至三三	104,838	55,617	16,868	6,732	3,187	258	187,500

附註:

1) 上述預測已假設設施將於路段之路段運載量達150,000部車輛前擴充至8車道。

2) 擴充路段所採納之路段運載量為187,500部車輛。

西線一期

預測每日交通(以混合車輛呈列)

保守情況

年份	第1類	第2類	第3類	第4類	第5類	不收費	總計
零四至零五	27,561	12,828	3,767	1,322	626	150	46,254
零五至零六	30,525	14,338	4,218	1,481	701	156	51,418
零六至零七	33,815	16,025	4,725	1,658	785	162	57,171
零七至零八	37,470	17,911	5,292	1,857	879	169	63,577
零八至零九	41,157	19,840	5,874	2,080	985	175	70,111
零九至一零	45,215	21,977	6,520	2,330	1,103	182	77,327
一零至一一	49,232	24,125	7,172	2,563	1,213	188	84,493
一五至一六	74,077	37,764	11,340	4,127	1,954	218	129,480
二零至二一	101,756	53,921	16,354	6,526	3,090	250	181,897
二五至二六	104,868	55,596	16,862	6,729	3,186	258	187,500
三零至三一	104,854	55,606	16,865	6,730	3,187	258	187,500
三二至三三	104,848	55,610	16,866	6,731	3,187	258	187,500

附註:

1) 上述預測已假設設施將於路段之路段運載量達150,000部車輛前擴充至8車道。

2) 擴充路段所採納之路段運載量為187,500部車輛。

E6. 通行費率架構

就封閉式高速公路(「封閉式」)而言，收費是按通行費乘以不同車型之通行費系數，再乘以行車距離。廣深高速公路及廣州東南西環高速公路之現有通行費系數分別為第1至第5類通行費之1、2、3、4及5倍。根據廣東省政府近期就廣東全省之高速公路執行統一通行費系數，所有新收費高速公路(包括西線一期)須由營運開始採納新通行費系數1、1.5、2、3及4。根據廣東省政府近期發出之通告，收取通行費時，現有高速公路可繼續採用現時已批准之通行費，及毋須採用新通行費系數。因此，有關以下收益預測，現有通行費系數1、2、3、4及5乃適用於廣深高速公路及廣州東南西環高速公路。

與華南之其他收費公路比較，　貴公司收費公路目前之通行費率架構合理，並符合平均範圍。

經參考廣東省過去數年不同收費公路之通行費率增加及預期之經濟增長，吾等為珠江三角洲地區之公路，由二零零七年起每五年一般採納15%之未來通行費率增幅。這項增幅相當於每年增加約2.8%，與廣州、東莞、深圳、佛山、中山及珠海每年約10%之平均經濟增長比較將屬合理。

根據上述一般假設之基準，吾等亦已考慮批准增加通行費率之政府機關及該等機關作出決策時所依據包括項目規模、債項償還、債項條款、車流量、專營期及高速公路服務範圍等因素。根據該等因素，吾等進一步假設，廣深高速公路之未來通行費率將為每十年增加15%，而廣州東南西環高速公路及西線一期將為每五年增加15%。按車型分類劃分之目前及預測通行費率架構之概要呈列如下：

現有及未來通行費率

廣深高速公路之通行費率表

		通行費增加之年度		
車型分類	貨幣	零二至零三	零七至零八年	一七至一八年
第1類	人民幣／公里	0.6	0.7	0.8
第2類	人民幣／公里	1.2	1.4	1.6
第3類	人民幣／公里	1.8	2.1	2.4
第4類	人民幣／公里	2.4	2.8	3.2
第5類	人民幣／公里	3.0	3.5	4.0

廣州東南西環高速公路之通行費率表

車型分類	貨幣	通行費增加之年度					
		零二至零三	零七至零八	一二至一三	一七至一八	二二至二三	二七至二八
第1類..........	人民幣／公里	0.6	0.7	0.8	0.9	1.0	1.2
第2類..........	人民幣／公里	1.2	1.4	1.6	1.8	2.0	2.4
第3類..........	人民幣／公里	1.8	2.1	2.4	2.7	3.0	3.6
第4類..........	人民幣／公里	2.4	2.8	3.2	3.6	4.0	4.8
第5類..........	人民幣／公里	3.0	3.5	4.0	4.5	5.0	6.0

西線一期之通行費率表

車型分類	貨幣	通行費增加之年度						
		零四至零五*	零七至零八年	一二至一三年	一七至一八年	二二至二三年	二七至二八年	三二至三三年
第1類..........	人民幣／公里	0.6	0.7	0.8	0.9	1.0	1.2	1.4
第2類..........	人民幣／公里	0.9	1.0	1.2	1.4	1.6	1.8	2.1
第3類..........	人民幣／公里	1.2	1.4	1.6	1.8	2.1	2.4	2.8
第4類..........	人民幣／公里	1.8	2.1	2.4	2.7	3.1	3.6	4.2
第5類..........	人民幣／公里	2.4	2.8	3.2	3.7	4.2	4.8	5.6

* 新通行費系數1、1.5、2、3及4適用。

E7. 收益估計

研究中之公路之收益估計概要乃根據下表兩種情況呈列。

廣深高速公路

香港及中國車輛之預計每年收益(以人民幣百萬元計)

樂觀情況

年份	第1類	第2類	第3類	第4類	第5類	總計
零二至零三..........................	758	307	762	67	208	2,103
零三至零四..........................	861	346	904	77	245	2,433
零四至零五..........................	951	380	1,040	95	320	2,786
零五至零六..........................	1,080	431	1,217	115	398	3,241
零六至零七..........................	1,212	484	1,388	132	462	3,678
零七至零八..........................	1,558	625	1,797	168	592	4,740
零八至零九..........................	1,743	703	2,024	187	659	5,317
零九至一零..........................	1,853	752	2,167	197	697	5,666
一零至一一..........................	1,989	811	2,341	210	745	6,095
一五至一六..........................	2,364	983	2,847	240	869	7,304
二零至二一..........................	2,773	1,154	3,354	280	1,009	8,570
二五至二六..........................	2,776	1,155	3,357	280	1,009	8,578
二六至二七..........................	2,776	1,155	3,357	280	1,009	8,578

附註：通行費乃根據通行費系數1、2、3、4及5計算。
假設通行費於零七至零八年度及其後每十年增加15%。

廣深高速公路

香港及中國車輛之預計每年收益(以人民幣百萬元計)

保守情況

年份	第1類	第2類	第3類	第4類	第5類	總計
零二至零三	758	307	762	67	208	2,103
零三至零四	833	335	875	74	238	2,354
零四至零五	910	364	996	91	307	2,669
零五至零六	1,024	409	1,155	110	379	3,077
零六至零七	1,139	455	1,305	124	436	3,459
零七至零八	1,450	582	1,673	157	553	4,417
零八至零九	1,608	649	1,868	173	610	4,908
零九至一零	1,712	694	2,002	183	647	5,237
一零至一一	1,835	748	2,159	194	689	5,626
一五至一六	2,149	894	2,588	223	803	6,656
二零至二一	2,508	1,048	3,032	259	935	7,782
二五至二六	2,526	1,060	3,050	259	936	7,830
二六至二七	2,529	1,063	3,053	259	936	7,840

附註：通行費乃根據通行費系數1、2、3、4及5計算。
假設通行費於零七至零八年度及其後每十年增加15%。

廣州東南西環高速公路

預計每年收益(以人民幣百萬元計)

樂觀情況

年份	第1類	第2類	第3類	第4類	第5類	總計
零二至零三	47	29	75	15	48	213
零三至零四	61	38	98	17	57	271
零四至零五	78	49	127	23	74	351
零五至零六	95	59	155	29	93	430
零六至零七	105	65	169	32	102	474
零七至零八	133	82	213	41	132	601
零八至零九	145	90	233	46	149	664
零九至一零	160	99	255	52	167	733
一零至一一	169	104	270	59	188	790
一五至一六	282	173	448	113	356	1,373
二零至二一	447	274	713	207	644	2,285
二五至二六	647	396	1,033	346	1,073	3,495
三零至三一	938	572	1,499	579	1,789	5,376
三一至三二	982	599	1,571	624	1,926	5,702

附註：通行費乃根據通行費系數1、2、3、4及5計算。
假設通行費於零七至零八年度及其後每五年增加15%。

廣州東南西環高速公路

預計每年收益(以人民幣百萬元計)

保守情況

年份	第1類	第2類	第3類	第4類	第5類	總計
零二至零三	47	29	75	15	48	213
零三至零四	60	37	97	17	56	266
零四至零五	76	48	123	22	72	341
零五至零六	92	57	149	28	89	415
零六至零七	99	62	160	30	97	448
零七至零八	123	76	198	38	123	559
零八至零九	133	82	213	42	136	606
零九至一零	143	88	229	47	150	657
一零至一一	148	91	237	52	166	694
一五至一六	230	142	367	93	298	1,130
二零至二一	342	210	544	159	512	1,768
二五至二六	495	303	787	266	853	2,703
三零至三一	716	437	1,138	445	1,421	4,156
三一至三二	749	457	1,192	479	1,531	4,408

附註：通行費乃根據通行費系數1、2、3、4及5計算。
假設通行費於零七至零八年度及其後每五年增加15%。

西線一期

預計每年收益(以人民幣百萬元計)

樂觀情況

年份	第1類	第2類	第3類	第4類	第5類	總計
零四至零五	108	75	30	13	9	236
零五至零六	122	86	34	15	10	267
零六至零七	138	98	38	17	12	303
零七至零八	178	128	50	23	15	395
零八至零九	200	144	57	26	17	444
零九至一零	223	162	64	30	20	499
一零至一一	248	182	72	33	22	556
一五至一六	469	358	144	67	45	1,083
二零至二一	582	463	187	93	62	1,388
二五至二六	669	532	215	107	71	1,596
三零至三一	770	612	248	124	82	1,835
三二至三三	885	704	285	142	94	2,111

附註：通行費乃根據年初之新通行費系數1、1.5、2、3及4計算。
假設通行費於零七至零八年度及其後每五年增加15%。

西線一期

預計每年收益(以百萬人民幣計)

保守情況

年份	第1類	第2類	第3類	第4類	第5類	總計
零四至零五	101	70	27	12	8	218
零五至零六	111	78	31	14	9	243
零六至零七	123	88	34	15	10	271
零七至零八	157	113	44	19	13	347
零八至零九	173	125	49	22	14	383
零九至一零	190	138	55	24	16	424
一零至一一	207	152	60	27	18	463
一五至一六	358	273	109	50	33	823
二零至二一	565	449	182	91	60	1,346
二五至二六	669	532	215	107	71	1,596
三零至三一	770	612	248	124	82	1,835
三二至三三	885	704	285	142	94	2,110

附註：通行費乃根據年初之新通行費系數1、1.5、2、3及4計算。
假設通行費於零七至零八年度及其後每五年增加15%。

E8. 敏感性

廣東省政府正考慮沿珠江三角洲東岸興建新公路之可行性，以提供連接深圳西部通道與廣州二環高速公路之通道。這條通道屬於廣東省第十個五年計劃之公路發展計劃範圍內。然而，該條通道僅處於規劃初階，並無任何建造計劃。此外，最後路線尚未獲廣東省政府批准。因此，這條公路並非於基本個案預測中加以考慮。然而，在假設公路將於二零一零年建成之情況下進行敏感性分析，以分析對廣深高速公路之影響。就研究內容而言，倘有該等通道，則其將會於二零一零至二零一一年度佔用廣深高速公路擠塞路段約22%之車流量，及廣深高速公路之車流量將較二零零九至二零一零年度總流量下降約7%(經抵銷走廊需求增長後)。二零一零年至二零一一年之車流量減少約7%，將會導致該年度之通行費收入較上年度減少約4%。於二零一二年後，廣深高速公路之車流量將會繼續增長，特別是於過往擠塞之路段將因該條新通道而得以紓緩。二零一零年至二零一一年之通行費收入因此條新公路造成之整體影響減少4%，將導致於整個預測期內之通行費收入較在沒有此條新公路之情況下減少2%或人民幣147,343元。

E9. 總結

本顧問之結論是，以上述方法及按上述假設作出之車流量預測乃與一般專業操守相符，並符合與　貴公司協定之工作範圍之目標。研究之詳情及數據呈列於「珠江三角洲收費公路之車流量及收益研究」。

此致

合和公路基建有限公司
列位董事　台照

代表
栢誠(亞洲)有限公司

董事	項目經理
黃光遠	**丘友杰**

謹啟

二零零三年七月二十八日



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(Asia) Ltd.

香港北角
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敬啟者：

珠江三角洲收費公路之營運及保養研究

根據 閣下之指示及為合和公路基建有限公司（「 貴公司」），栢誠（亞洲）有限公司（「本顧問」或「栢誠」）對中華人民共和國（「中國」）廣東省珠江三角洲地區（「珠江三角洲」）公路之營運及保養研究（「研究」）進行獨立評估。該報告概述根據進行之技術分析得出之結果及發現。吾等確認，下列收費公路之未來經營及保養乃按獨立及專業方式預測：

1. 廣深高速公路
2. 廣州東南西環高速公路
3. 西線一期

在進行研究時，吾等已根據對收費公路之指定部分及環節進行簡要視察、與建築及經營機關會面，以及於實地視察時接觸之地盤職員會面、檢討可行性報告及其他有關資料進行吾等之分析。在運用 貴公司提供之資料時，吾等已取得收費公路之管理層之確認，並無遺漏任何重大因素。吾等之結論是，已獲提供足夠及可靠資料以作出最終檢討及全面分析。

吾等分析之結果於「珠江三角洲收費公路之營運及保養研究」中呈列。吾等之研究方法及發現之概要呈列如下：

E1. 緒言

栢誠（亞洲）有限公司獲合和公路基建有限公司委任就其於中華人民共和國廣東省珠江三角洲三條收費公路之經營及保養計劃進行獨立評估。該項評估包括：

- 評估公路狀況；
- 檢討及評論現有營運及保養計劃有關其足夠性及有效性（成本）方面；及
- 估計有關設施於餘下專營期之未來經營及保養成本。

根據研究目標、範圍及計劃，栢誠已於二零零二年十一月十九日至二零零二年十一月二十九日進行實地視察，以進行：(a)收費公路之指定部分及環節進行簡要視察；(b)與建築及經營機關會面，以及於實地視察時接觸之地盤職員會面；及(c)與合和公路基建有限公司之代表討論。

請注意儘管本研究之範圍並非就公路進行詳盡之視察或嚴格之工程分析，然而會為項目提供一般概覽。報告擬就公路標準及經營及保養方面進行檢討，使其可以評估項目之風險、應估成本及財務可行性。在這項任務上，從專業水平、審慎及盡責方面，栢誠均已竭盡所能，而所採取之方法亦與這項性質之中國收費公路投資之行業慣例相符。評估之結果詳述於名為「珠江三角洲收費公路之營運及保養研究」之報告內。

E2. 項目詳情

E2.1 廣州－深圳高速公路(廣深高速公路)

廣深高速公路(122.8公里)—整條廣深高速公路包括6條車道，於一九九四年七月十八日通車。該高速公路為廣州至深圳之一條主要幹道。沿著其幹道，附近有不少衛星城市及市鎮。當中最大為東莞，乃一發展迅速之工農城市。該高速公路設有18個收費站，通往北部廣州環城高速公路及鄰近市鎮。該高速公路亦連接至其他主要道路如廣州北二環高速公路、機荷高速公路及東莞大道。除為一長廊之社區提供服務外，高速公路亦提供一條直接通道，車接南面深圳寶安機場至虎門橋，於其路線中間橫跨珠江。此外，高速公路已提供廣東省會與繁盛國際城市香港之間之直接通道。

E2.2 廣州東南西環高速公路

廣州東南西環高速公路(38公里)—環路包括6條車道。整條廣州東南西環高速公路於二零零零年六月二十六日通車。廣州東南西環高速公路共有10個收費站及10座立交，各自為部分主要高速公路如廣佛高速公路、西線一期及廣州南部快速幹線提供進出口。

廣州東南西環高速公路走廊覆蓋廣州市之東、南及西邊緣，並與現有22公里長之廣州北環路連接。由廣氮立交至沙貝立交。該路段為廣州環城高速公路之一部分，途經黃村、東圃、新洲、侖頭、土華、三滘、海南、增滘、黃歧及潯峰洲立交。廣州東南西環高速公路連接主要公路，包括廣深高速公路、廣佛公路及即將建成之西線一期。

E2.3 西線一期

西線一期(14.7公里)－廣珠西線高速公路包括6條車道，連接廣州、南海、順德及番禺之城市。西線一期乃廣州東南西環高速公路與碧桂路之間，將於二零零四年年中建成。

西線一期將於珠江三角洲西部提供重要及方便之南北通道。

E3. 技術性結果及推薦建議

一般來說，收費公路(包括幾何學、行人道、路堤及排水系統及公路建設)已依照交通部公佈之中國公路標準及當地慣例設計。該等設計似乎與一般接納之中國工程設計標準相符。

行人道、路堤、收費站及道路設備之狀況一般良好。除輕微維修及例行保養外，預期並無任何主要工程或緊急維修。道路排水系統及橋樑建設之狀況一般屬普通至良好，於經評估公路之指定路段中並無發現任何可導致重大問題之情況。於實地視察期間內發現之輕微瑕疵為行人道之損壞，如裂縫及不平坦路面。由於車流量偏高及超重車輛，這類公路一般預期會出現上述問題，這些問題可由一般維修及例行保養處理。

行人道

- 廣深高速公路及廣州東南西環高速公路之行人道狀況良好。於廣州東南西環高速公路及廣深高速公路上亦發現橋台及行車道之交滙點有輕微行車道路面不平。這並不影響高速公路正常運作，但應經常進行視察，以監察受損速度。
- 廣州東南西環高速公路相對較新，混凝土及瀝青路面狀況良好，惟因丫髻沙大橋之車輛漏油而受損之小部分瀝青行人道需要小規模重鋪除外。

排水

- 自流式排水系統用於所有三條公路。研究範圍所報之降雨偏低，設計少數排水渠道。這與當地慣例一致。並無發現任何排水問題。

伸縮接縫

- 廣深高速公路沿途之伸縮接縫之狀況良好。小部分舊橡膠式伸縮接縫受損，並須予替換。替換工程現正動工，作為維修計劃之一部分。
- 廣州東南西環高速公路伸縮接縫之狀況良好，並無發現任何主要瑕疵。必須進行例行檢查及定期清潔，以保持道路之完整性，並監察損壞率，致使可迅速糾正嚴重瑕疵，確保橋樑架構之長期完整性。

橋樑

- 橋樑一般之狀況為良好至普通，於實地視察期間內並無發現任何重大瑕疵，大部分橋樑為預製預應力T橫樑或預製預應力中空路面板上層建築。從下層檢查橋樑之橫樑及路面板狀況看來良好。
- 於廣州東南西環高速公路東圃特大橋之長跨距路段，橋板之交通燈於通過負荷繁重之車流量時出現輕微震動。軸承發出不正常之聲音。震動可能由架構偏轉引起。建議就長跨距橋樑進行定期監察，以確保架構之結構完整性。

- 於廣州東南西環高速公路之少數大型橋樑中發現通過車流量時橋板有震動。強烈建議應密切監察橋樑軸承。橋樑軸承之維修或替換應於有需要時進行。情況不嚴重便毋須立即行動，但必須進行例行檢查，以監察損壞率，致使可迅速糾正嚴重瑕疵，確保橋樑架構之長期完整性。

- 所檢查之結構物之墩部並無發現任何主要損壞。視察時發現有輕微瑕疵，如因混凝土覆蓋不足而導致須於外面加固墩帽。廣深高速公路沿途之東州橋之鋼樁已被損壞。復修計劃構成大修計劃之一部分。由於不少橋樑在橋下有航道，亦已提供防撞保護。現建議特大型橋樑應裝設固定監察點，以確保架構之整體穩定性。謹請注意，營辦商在吾等前往實地視察時，正在安裝設備以作固定監察。

路堤

- 路堤一般之狀況良好。並無發現任何主要瑕疵。路堤須作出例行檢查及維修，以確保車道結構之穩定性。

道路設備

- 道路設備一般之狀況良好。於兩條經營公路沿途之路旁設施發現有部分輕微瑕疵。廣深高速公路之路旁障礙及防撞欄有部分損壞。該等損壞應予以維修作為例行及輕微維修之一部分。

隧道

- 廣深高速公路之虎北山隧道。狀況為良好至普通。隧道路面已進行維修。南向隧道牆之傾斜工程於實地視察時進行。安裝聚脂排水管工程正在進行中。聚脂排水管應被適當引導至隧道之隧道排水系統。

E4. 營運及保養成本

每年營運及保養成本總額包括輕微維修／保養及中度及主要維修之成本。輕微維修及保養成本指公路正常營運須進行之保養／預防行動及輕微維修。中度及主要維修之定義是規定之定期維修，以於公路長期損耗後復修至其原來狀況。

本研究旨在檢討現有營運及保養計劃，並制定日後於成本及資源方面之保養需要。本研究集中於主要工程部分及設施結構上，旨在使設施可配合營運及保養計劃之需要。

根據吾等檢討現有之營運及保養計劃及實地視察，營運及保養開支合理，開支與實際項目工程一致。於成立嚴格之營運及保養規劃、質素及開支管制之良好營運及保養管理小組後，廣深高速公路及廣州東南西環高速公路已成立彼等本身之營運及保養管理架構。就中至大型營運及保養而言，將需要作出年度預算計劃，致使可小心計算、分析及處理質素及開支事宜。

除項目數據審閱及實地視察外，吾等亦已與項目公司之管理層會晤，使吾等可就項目所需之日後營運及保養工程進行研究。研究之範圍僅覆蓋道路本身之營運及保養，而並非收費點設施、樓宇設施及電力裝置之營運及保養。

E4.1廣深高速公路

行人道路面維修乃本項目之主要保養工程。預期於專營期會進行兩次大規模重鋪工程，第一次將於三年內進行，於二零零二年開始，並將於二零零四年完成。彼等將利用新防水技術，而亦已考慮使用高標準瀝青混合物處理行人道路面，這可將行人道使用生命周期延長至十五年。然而，為確保行車安全起見，必須進行翻新，以避免進一步破壞瀝青行人道路面，原因是行人道將於七或八年後逐漸損壞。因此，應考慮以下方法：於使用七或八年翻新路面，即於二零一一年至二零一四年間，而於使用十五年後重鋪路面，即於二零二一年至二零二三年間，第二次大規模重鋪於二零二四年後再次進行。其他主要維修工程將為路堤及安全設施(安全欄、隔條、防眩板、外反射標記、交通標誌、道路標記、中央分界、里程碑及百米標杆等)之保養，以將橋樑升級如下：

- 行人道標記及安全設施：維修現有行人道標記、為需要進行中至大型重鋪工程之該等路段重鋪行人道標記。安全設施考慮將於二零一一年及二零一二年更換。倘使用高密度鋼鐵，則安全設施之生命周期為十五年。

下表概述於餘下專營期之營運及保養成本(以人民幣百萬元為單位)。

二零零三年	二零零四年	二零零五年	二零零六年	二零零七年	二零零八年	二零零九年	二零一零年	二零一一年	二零一二年
207.8	180.5	45.0	44.1	42.3	41.1	42.7	41.1	61.2	101.4

二零一三年	二零一四年	二零一五年	二零一六年	二零一七年	二零一八年	二零一九年	二零二零年	二零二一年	二零二二年
62.1	64.7	44.6	40.0	44.2	45.3	40.3	41.4	140.8	138.6

二零二三年	二零二四年	二零二五年	二零二六年	二零二七年
141.3	44.7	38.8	43.6	44.1

附註：

(1) 所有估計成本指中國現行價格。

(2) 成本包括已預計擴展路段之保養。

E4.2廣州東南西環高速公路

這項目主要考慮行人道、道路設備及橋樑之保養。就行人道保養成本而言，估計已考慮到公路現有狀況及車流量。行人道保養成本之增長率將於不同階段作出估計。就首五年而言，保養成本之增長率為3%；未來六至十年，則將為4%；而於其後十一至十六年，則為5%；之後將升至6%。

就大型行人道保養工程而言，成本估計須包括二零一五年至二零一七年及二零三零年至二零三二年各三年間之大型重鋪工程。

就重鋪標記而言，成本須包括每三年重鋪行人道標記。

就安全設施而言，公路沿途之安全設施保養成本之增長率假設為每年3%。此外，亦考慮於第二個大型行人道保養期間內三年維修及更換該等設施。

下表概述專營期之營運及保養成本總額(以人民幣百萬元計算)

二零零三年	二零零四年	二零零五年	二零零六年	二零零七年	二零零八年	二零零九年	二零一零年	二零一一年	二零一二年
6.8	7.0	7.2	7.4	9.0	9.1	8.2	8.5	10.9	8.8

二零一三年	二零一四年	二零一五年	二零一六年	二零一七年	二零一八年	二零一九年	二零二零年	二零二一年	二零二二年
11.0	11.1	32.1	34.3	34.0	12.2	11.2	11.3	10.8	10.7

二零二三年	二零二四年	二零二五年	二零二六年	二零二七年	二零二八年	二零二九年	二零三零年	二零三一年	二零三二年
10.6	10.8	12.2	12.4	12.0	11.9	11.8	40.3	41.6	42.3

附註：

(1) 所有估計成本指中國現行價格。

E4.3西線一期

進度

該公路預期於二零零四年六月營運。直至二零零二年十一月耗用之建築進度款項為總額之36.64%。進度圖顯示，建築工程已根據建築合約進行，進度良好，並無重大延期。從工程角度來看，軟土地基將為重要因素，可能會影響建築工程。倘地基可達到設計標準，後期之建築工程應得以順利進行。此外，承建商全部均符合資格，並具備進行類似項目之建築經驗。

建築成本

直至二零零二年十一月，成本及合約變化並無重大變動，而過往階段之成本受到控制，建築款項可以有效之方式管理。鑒於建築物料成本之穩定性，整體建築成本將無任何高風險。

保養

第一期之長度為14.7公里，估計營運及保養成本將如下。

就大型行人道保養工程而言，成本估計須包括二零二零年之大型重鋪工程。

下表概述專營期之營運及保養成本總額(以人民幣百萬元計算)。

二零零五年	二零零六年	二零零七年	二零零八年	二零零九年	二零一零年	二零一一年	二零一二年	二零一三年	二零一四年
4.3	4.3	4.4	5.3	5.3	4.8	4.4	7.7	4.9	5.8

二零一五年	二零一六年	二零一七年	二零一八年	二零一九年	二零二零年	二零二一年	二零二二年	二零二三年	二零二四年
5.7	7.5	5.8	5.7	9.1	25.1	5.0	5.2	5.2	7.4

二零二五年	二零二六年	二零二七年	二零二八年	二零二九年	二零三零年	二零三一年	二零三二年	二零三三年
5.6	5.2	5.3	10.6	6.0	5.0	5.5	6.3	4.3

附註:

(1) 所有估計成本指中國現行價格。

(2) 成本包括預計經擴展路段之保養。

E9. 總結

本顧問之結論是,營運及保養之評估與一般專業操守相符,並符合與 貴公司協定之工作範圍之目標。研究之全部詳情及數據呈列於「珠江三角洲收費公路之營運及保養研究」—第一部分。

此致

合和公路基建有限公司
列位董事 台照

代表
栢誠(亞洲)有限公司

董事	項目經理
黃光遠	**丘友杰**

謹啟

二零零三年七月二十八日

PB 栢誠
100 YEARS

Parsons
Brinckerhoff
(Asia) Ltd.

香港北角
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友邦廣場23樓
電話：(852) 2579 8899
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電郵：info.hk@pbasia.com

敬啟者：

珠江三角洲收費公路之收費系統

根據　閣下之指示及為合和公路基建有限公司(「　貴公司」)，栢誠(亞洲)有限公司(「本顧問」或「栢誠」)對中華人民共和國(「中國」)廣東省珠江三角洲地區(「珠江三角洲」)公路進行獨立系統檢討研究(「研究」)。該報告概述根據就以下公路進行之技術檢討及分析得出之結果及發現：

1. 廣深高速公路
2. 廣州東南西環高速公路
3. 西線一期

在進行研究時，吾等已根據與經營機關會面及於實地視察時與地盤職員會面、檢討獲提供之系統設計報告及其他有關資料進行吾等之分析。在運用　貴公司提供之資料時，吾等已取得收費公路管理層確認，並無遺漏任何重大因素。吾等之結論是，已獲提供足夠及可靠資料，作出最終檢討及全面分析。

收費系統檢討將會重視主要系統特色，及在對特定收費公路之文件檢討及實地視察中識別之營運狀況。根據涉及之收費系統之實際營運理念，建議參考營運及保養手冊。

吾等分析之結果於「珠江三角洲收費公路之營運及保養研究」一第二部分中呈列。吾等之研究方法及發現之概要呈列如下：

E1. 緒言

栢誠(亞洲)有限公司獲合和公路基建有限公司委任就目前由以下收費公路經營之收費系統進行獨立系統檢討。

- 廣深高速公路
- 廣州東南西環高速公路
- 西線一期

「珠江三角洲之收費系統」報告發現之概要總覽載於下文：

系統檢討之目標為：

- 透過與各自之收費公路營辦商討論、研究獲提供之文件及進行實地視察，檢討現行收費系統。
- 研究系統裝置及評估其效能，致使可偵測及盡量減少欺騙及偷取通行費之情況。
- 識別收費公路營辦商進一步考慮之範圍。

E2. 一般觀察

E2.1 廣深高速公路

- 現行系統為採用人手收費之傳統封閉式收費公路系統，並根據車票系統採用簡易之IC卡(升級後北行)、磁卡(南行)。已安裝影像監視系統，使督導員可於控制室內透過閉路電視監察收費車道操作員，並可24小時記錄收費車道事件，以供審核或個案處理。收費車道操作員與督導員之間可透過對講機系統進行雙向通訊。
- 所有通行費交易(包括豁免通行費車輛)之記錄儲存於電腦系統內，向使用者發出已繳通行費之收據。
- 就通行費豁免車輛之交易，通行費營辦商於該等車輛通過收費亭前必須事先獲收費監管大樓控制室之督導員批准。整個過程將記錄作定期檢查。
- 收費監管大樓出納室及管理及營運中心之現金處理過程由閉路電視記錄，以避免出現漏洞。
- 電腦系統將記錄每項通行費交易，將於核查過程用作檢討管理及營運中心之督導員及職員收取現金之情況。
- 現行收費活動似乎合理有效，特別是在使用影像監視系統方面。
- 在各收費點之各收費車道、收費站及出口收費亭均設有收費車道閉路電視系統，容許督導員視察收費車道車輛之影像，並同時於電腦屏幕輸入分類數據。
- 通行費是根據不同之車型分類及車程計算。
- 多名糾察員會定期檢查收費過程，以確保收費活動之受損程度。該等糾察員將根據內部審核過程進行嚴格檢查。
- 根據已審閱之文件及於實地視察時進行之觀察，系統屬合理安全，而經營及管理架構一般可由個別人士偵測及排除防止欺詐系統之情況。

E2.2廣州東南西環高速公路

- 現行系統為採用人手收費之傳統封閉式收費公路系統，並根據車票系統採用簡易之IC卡。已安裝影像監視系統，使督導員可於控制室內從閉路電視監察運作中之收費車道。收費車道操作員與督導員之間可透過對講機系統進行雙向通訊。
- 所有通行費交易(包括豁免車輛)之記錄儲存於電腦系統內，向使用者發出已繳通行費之收據。
- 就通行費豁免車輛之交易，通行費營辦商於該等車輛通過收費亭前必須事先獲收費監管大樓控制室之督導員批准。整個過程將記錄作定期檢查。
- 收費監管大樓出納室及管理及營運中心之現金處理過程由各收費車道、收費站及出口收費亭之閉路電視記錄，以避免出現漏洞。
- 電腦系統將記錄每項通行費交易，將於核查過程用作檢查管理及營運中心之督導員及職員收取現金之情況。
- 現行收費活動似乎合理有效，特別是在使用影像監視系統方面。
- 通行費是根據不同之車型分類及車程計算。
- 多名糾察員會定期檢查收費過程，以確保收費活動之受損程度。該等糾察員將根據內部審核過程進行嚴格檢查。
- 根據已審閱之文件及於實地視察時進行之觀察，系統屬合理安全，而經營及管理架構一般可由個別人士偵測及排除防止欺詐系統之情況。

E2.3西線一期

- 根據設計文件建議之系統為採用人手收費之傳統封閉式收費公路系統，並根據車票系統採用簡易之IC卡。安裝影像監視系統，使督導員可於控制室內從閉路電視監察收費車道操作員。收費車道操作員與督導員之間可透過對講機系統進行雙向通訊。收費亭內亦設有腳踏式警報系統作緊急使用。
- 所有通行費交易(包括豁免車輛)之記錄儲存於電腦系統內，向使用者發出已繳通行費之收據。
- 電腦系統將記錄每項通行費交易，將用作於其後核查督導員及出納員收取現金之工作。
- 現行收費活動似乎合理有效，特別是在使用影像監視系統方面。
- 通行費是根據不同之車型分類及車程計算。
- 根據已審閱之文件，系統屬合理安全，而可由個別人士偵測及排除防止欺詐系統之情況。

E3. 結果

於審閱有關文件、實地視察收費設施、與管理層及技術人員討論、能避免因多項失誤狀況而導致可能漏收通行費之系統技術研究等後，吾等認為，所有現有收費系統有效地運作。

於實地視察時，並無就收取通行費觀察到任何明顯漏洞或可能出現欺詐，所有收費活動以妥善之方式進行。

E4. 總結

本顧問之結論是，系統檢查與一般專業操守相符，並符合與　貴公司協定之工作範圍之目標。研究之詳情及數據呈列於「珠江三角洲收費公路之營運及保養研究」—第二部分。

此致

合和公路基建有限公司
列位董事　台照

代表
栢誠(亞洲)有限公司

董事　**黃光遠**

項目經理　**丘友杰**

謹啟

二零零三年七月二十八日

認股權證將以平邊契據方式之獨立文據發行，並享有文據所賦予之權益；認股權證將以記名方式發行並將屬同一類別，且在各方面享有同等權益。

認股權證證書只會於公開發售成為無條件及並無根據其條款予以終止，才會成為擁有權之有效證書。

每份認股權證將賦予權利，可按相等於發售價(可予調整)之初步認購價以相等於發售價之款額認購股份。

認股權證將相當於本公司對文據所述之認股權證持有人之直接責任。以下為文據之主要條文及載於認股權證證書之認股權證主要條款及條件概要。認股權證持有人將有權享有所有此等條款及條件以及文據之條件所載之權益，並須受其約束，並將被視為已明悉所有此等條款及條件以及文據條文之規定。文據副本可在本公司當時之主要營業地點索取。

1. 行使認購權

(a) 每位認股權證持有人，就當時作為登記持有人持有之認股權證，有權(「認購權」)在上市日期或之後，但不遲於上市日期後緊接第三週年前之日(「認購期間」)(任何認購權獲正式行使之日稱為「認購日期」)隨時全部或部分(但並非就股份任何零碎部分)行使，按相等於每股發售價(可下述調整)之價格(「認購價」)，根據該等認股權證(認股權證持有人有權行使該份認股權證所代表之認購權認購股份)證書所示之全部或部分款額(為發售價之整數倍數)(「行使金額」)以現金認購繳足股份。於認購期間屆滿後，未行使之任何認購權將會失效，因此認股權證及認股權證證書就任何目的將不再有效。

(b) 每張認股權證證書將附有認購表格(「認購表格」)，其將包括(a)該名持有人發出認證，指所行使之認股權證之擁有人及實益擁有人並非美國人士(該詞語如S規例所界定者)，及所在於美國以外地區及(b)於任何適用行政或法律程序出示該認股權證證書之授權。認股權證持有人如欲行使認購權，必須填妥及簽署認購表格(包括該認股權證證書)，並將認購表格及認股權證證書，連同有關行使金額(即認股權證持有人行使其認購權認購股份之認購價金額)一併送交本公司當時之香港認股權證過戶登記處，及一經送交後即構成該名認股權證持有人不可撤回地承諾行使該認購權。認購股份時認股權證持有人必須確保遵守當時適用之任何匯兑管制條例、財政規例或其他法例或法規。

(c) 股份之零碎部分將不會予以配發。然而，本公司將向認股權證持有人支付因行使認股權證證書之認購權而支付之行使金額，惟倘一張或以上認股權證證書所代表之認股權證所附帶之認購權，於同一認購日期獲同一認股權證持有人行使，則就釐定是否產生股份之碎股(如有，數目多少)而言，該等認購權須彙集處理，及須遵守(倘適用)文據之條款6(C)之條文。

(d) 本公司於文據內已承諾，因有關認股權證證書代表之任何認購權獲行使而須予發行之任何股份，將不遲於有關認購日期後28日配發及發行，且(考慮到根據文據條款4可能作出之任何調整)將與有關認購日期已發行繳足股份享有同等權益，故將使其持有人有權享有在有關認購日期後宣派、派付或作出之所有股息或其他分派，惟若記錄日期是在有關認購日期或之前，而該款項及記錄日期之通知已於有關認購日期前呈交聯交所(定義見文據)，該持有人則無權獲得先前已宣派或建議或決議支付或作出之任何股息或其他分派。

(e) 本公司將於配發及發行有關股份後盡快(無論如何不遲於有關認購日期後28日)免費發給認股權證持有人(因行使其任何認購權而已獲配發股份)下列各項：

(i) 認股權證持有人名下有關股份之股票；

(ii) (在適用情況下)認股權證持有人名下有關認股權證代表之尚未行使認購權之其餘記名認股權證證書；

(iii) (在適用情況下)上文(c)分段所述有關認股權證持有人之股份零碎配額之部分行使金額之支票；及

(iv) (在適用情況下)文據條款6(A)(4)所述之證書。

因認購權獲行使而須予發行之股票及餘額認股權證證書(如有)，及有關認股權證持有人之股份零碎配額(如有)之部分行使金額之支票，將按上述認股權證持有人之地址或(如屬聯名持有，則按認股權證持有人名冊內排名首位之認股權證持有人之人士之地址)寄交，郵誤風險概由該認股權證持有人承擔。倘本公司同意，該等證書及支票可事先安排，由本公司當時之香港認股權證過戶處保留，以待有關認股權證持有人領取。

2. 認購價之調整

文據將載列有關認購價調整之詳細條文。以下是調整文據條文之概要，並受制於有關條文：

(a) 除下文(b)與(c)分段所述者外，在下列情況下，認購價將按文據所載條文予以調整(但不會調整至低於股份面值，直至能夠根據文據條款6維持認購權儲備(定義見文據)，及不會就根據售股發行股份或認股權證(包括因行使超額配股權而可能發行之任何股份或認股權證)或根據保證配額權利發行之任何認股權證作出任何調整：

(i) 每股股份因合併或拆細而更改面值；

(ii) 本公司以溢利或儲備(包括任何股份溢價賬)撥作資本之方式發行入賬列作繳足之股份(根據以股代息計劃以代替現金股息除外)；

(iii) 本公司不論是以削減資本方式或其他原因，向股份持有人（以股東身份）分派資本（定義見文據）；

(iv) 本公司授予股份持有人（以股東身份）收購本公司或任何附屬公司（定義見文據）現金資產之權利；

(v) 本公司向股份持有人提出可按低於市值（根據文據所規定之方法計算）90%之價格以供股方式認購新股份，或授出可認購新股份之認股權或認股權證；

(vi) 若每股新股份之總實際代價（定義見文據）低於市價（按文據所規定之方法計算）90%，或該發行之轉換、交換或認購權有所修改，以致上述實際代價總額低於市價90%，則本公司或其任何附屬公司全面發行可轉換或交換或附有權利可認購新股份之證券，以換取現金；

(vii) 以低於市價（按文據規定之方法計算）90%之價格全面發行股份，以換取現金；及

(viii) 本公司於董事認為適宜調整認購價之情況下，購買股份或可轉換為股份或附帶權利收購股份之證券（惟在聯交所或獲香港證券及期貨事務監察委員會公司企業融資部執行董事及聯交所認可之任何證券交易所進行之購回除外）。

(b) 除下文(a)(ii)至(vii)分段所述者外，在下述情況下毋須作出下文(c)分段所述之調整：

(i) 本公司因證券所附帶可全面或部分轉換為股份或可交換股份之任何轉換、交換或認購權獲行使，或因認購股份之任何權利（包括認購權）獲行使而發行全面繳足股份；

(ii) 本公司發行股份，或本公司或其任何附屬公司發行可轉換或可交換為股份或附帶權利收購股份之證券，作為收購任何其他證券、資產或業務之全部或部分代價；

(iii) 以根據文據所載之條款及條件在若干情況下將予設立之認購權儲備（定義見文據）（或其他溢利或儲備或根據全部或部分可轉換或可交換為股份或附帶權利收購股份之任何其他證券之條款，已設立或可能設立之任何類似儲備）之全部或部分撥充資本發行繳足股份；

(iv) 根據以股代息計劃代替現金股息發行股份，而不少於為此發行之股份面值之款額已撥充資本，且該等股份之市值（按文據規定之方式計算）不超過股份持有人以現金原可選取或原應收取之股息款額110%；

(v) 根據認股權計劃(定義見文據)，本公司發行股份，或本公司或其任何附屬公司發行可轉換或可交換為股份或附帶權利收購股份之證券；或

(vi) 根據售股發行股份(包括因行使超額配股權而可能發行股份)或本公司發行認股權證。

(c) 雖有上文(a)及(b)分段所述之規定，在董事認為認購價毋須根據上述規定作出調整或須按不同之基準計算，或雖然按上述規定毋須調整而本公司認為應作調整，又或須按與上述規定不同之日期或時間作出調整之情況下，則本公司可委任一家核准商人銀行或核數師(定義見文據)，考慮調整(或毋須調整)會否因任何理由而未能公平及適當反映受影響人士之相對權益，如該核准商人銀行或核數師(視乎情況而定)認為確屬不公平，則可按核准商人銀行或核數師(視乎情況而定)證明為合適之方式修訂或取消調整，或作出調整以替代毋須調整(包括但不限於按不同基準計算作出調整)及／或於其他日期及／或時間作出調整。

(d) 認購價之任何調整將按四捨五入算至最近之一仙(港幣0.005元當作一仙)。如認購價減少之數額不足一仙則不予調整，而原來所需之調整皆不予結轉。在任何情況下，除將股份合併為每股有較大面值之股份或購回股份外，任何調整均不得導致認購價增加。

(e) 每次對認購價作出調整，須由核數師或一家核准商人銀行證明，每次調整須通知(並詳列有關資料)認股權證持有人。在發出任何證書或作出任何調整時，核數師或核准商人銀行應被視為專家而非仲裁員。在並無任何顯著錯誤情況下，彼等之決定將不可推翻，且對本公司及認股權證持有人及透過彼等提出申索之所有人士均具約束力。此等核數師及／或核准商人銀行之任何證明文件，認股權證持有人可於本公司在香港之主要營業地點查閱，並可索取副本。

3. 記名認股權證

認股權證將以記名方式發行。本公司有權將認股權證之登記持有人視為認股權證之絕對擁有人，因此，除具有適用司法權之法庭頒佈指令或法例規定外，本公司概不承認其他人士對該等認股權證依據衡平法提出之任何索償要求或其他索償要求或於該等認股權證之權益(不論是否已發出明確或其他通知)。

4. 轉讓、過戶及登記

認股權證及相關股份並無及將不會根據美國證券法或於美國或任何其他司法權區(除香港外)之任何證券監管機關登記。因此，認股權證持有人或該認股權證實益擁有人應為非美籍人士(定義見S規例)及須於美國境外進行符合S規例規定之離岸交易中予以交付。

認股權證於任何時間不可直接或間接在美國境內重新提呈、出售、質押或轉讓予美籍人士(定義見S規例)或為彼等之利益重新提呈、出售、質押或轉讓。因此，任何在美國境內由美籍人士作出之直接或間接提呈、銷售、重售、買賣或交付認股權證，或為彼等之利益提呈、銷售、重售、買賣或交付認股權證將不予確認。

行使認股權證後，除下列情況外，股份不得提呈、出售、質押或轉讓，(a)於美國境外進行之離岸交易依賴S規例向非美籍人士提呈、出售、質押或轉讓；(b)根據美國證券法第144A條規則授予之豁免於美國境內提呈、出售、質押或轉讓或(c)於認股權證發行日期起計滿40日後，根據美國證券法或美國任何適用州證券法就提呈及銷售(不涉及公開發售)證券授出之一項或多項豁免於美國境內進行。

認股權證賦予之認購權可以任何常用或通用格式，或以董事會另行批准格式之轉讓文據，或倘轉讓人及／或承讓人為香港中央結算(代理人)有限公司或其承繼人(或董事會就此批准之其他公司)，則以獲授權人士親筆簽署或由機印簽署之轉讓文據，按發售價之整數倍數轉讓，但須受若干限制。本公司將在聯交所當時所在地區(或董事經考慮監管認股權證上市之適用規定後認為適當之其他地點)保存一份認股權證持有人登記主冊。倘董事認為，此為必需或可行，本公司須在董事認為合適之香港以外地區，設立及存置一份或多份當地登記冊或分冊。文據載有有關認股權證轉讓、過戶及登記之條文。轉讓認股權證必須由轉讓人及承讓人雙方簽署，惟董事會於任何其酌情認為合適之情況下，可能免除承讓人簽署轉讓文據。

認股權證持有人應注意，因於轉讓或行使認購權前而須加快重新登記認股權證，可能導致產生額外成本及費用，尤以認購期間前十個營業日開始至認購期間最後一天(包括該日)止期間內為然。

由於認股權證將獲納入中央結算及交收系統(「中央結算系統」)，在有關政府機關之適用法例或規則，文據之條款及有關情況許可之情形下，本公司可將認股權證之最後買賣日定為認購期間到期前最少三個買賣日。

5. 暫停辦理認股權證持有人登記冊之過戶登記

董事可於不時指定之期間內暫停辦理認股權證之過戶登記手續及認股權證持有人登記冊之過戶登記，惟於任何一年，該期間不得合共超過六十天。若在暫停辦理手續期間，本公司與涉及認股權證過戶之人士之間，或(視乎情況而定)本公司與行使認股權證附帶之認購權之認股權證持有人(但並非其他人士)之間進行認股權證所附帶認購權過戶或行使事宜，將被視為在重新辦理認股權證持有人登記冊登記手續後隨即作出。

6. 購回及註銷

本公司或其任何附屬公司可隨時以下列方式購回認股權證：

(a) 在公開市場或以招標形式(所有認股權證持有人均可投標)按任何價格購回；或

(b) 以私人協議方式，按於緊接購回認股權證日期前，按認股權證在聯交所所報之收市價不超過110%之價格(未計費用)購回，

但不得以其他方式購回。所有按上述方式購回之認股權證將立即註銷，不得再發行或再出售。

7. 認股權證持有人會議及權利之修訂

(a) 文據載有關於為考慮影響認股權證持有人權益之事項而召開之認股權證持有人會議之規定，包括以通過特別決議案(定義見文據)方式修訂文據之規定及／或認股權證證書背面註有之條款及條件。凡於該會議上正式通過之特別決議案，將對認股權證持有人具約束力，而不論其出席該會議與否。

(b) 認股權證當時附有之全部或任何權利(包括文據之任何條文)可不時(無論本公司是否正進行清盤)予以修訂或廢除(包括可豁免遵守，或豁免或授權任何以往曾經出現或建議違反認股權證證書及／或文據背面註有之條款或條件，惟此舉並不影響本文之一般效力)，惟須事先經特別決議案批准，及只可以本公司簽署之平邊契據而有效進行，並作為文據之補充。

(c) 倘認股權證持有人為香港法例認可結算公司(或其代名人)，則其可授權該名人士或酌情委任任何數目之人士作為其於任何認股權證持有人大會之代表或受委代表。然而，倘有一位以上人士獲授權或委任，則授權書或代表委任表格必須列明每位獲授權或委任之人士所涉及之認股權證數目及類別。獲授權或委任之人士將有權代表該認可結算公司(或其代理人)行使該認可結算所(或其代理人)可行使相等之權利及權力，猶如該人士為獨立認股權證持有人一般(包括個別舉手投票之權利)。

8. 法定人數

認股權證持有人大會之法定人數為兩名或以上親身或委派受委代表出席之認股權證持有人，合共持有當時未行使及可予行使之認購權價值不少於2%(惟就通過特別決議案(定義見文據)除外)，及除於開始討論事宜時，具所需之法定人數外，概無任何事宜(不包括選舉主席)可於任何會議上進行。

通過特別決議案之認股權證持有人會議之法定人數為兩名或以上持有認股權證之人士及／或代表合共持有當時未行使及可予行使之認購權價值不少於5%之持有人之代表。

9. 補發認股權證證書

若認股權證證書遭損壞、塗污、遺失或損毀、本公司可酌情補發新證書，補領地點為本公司當時之香港認股權證過戶登記處之主要辦事處(或董事另行決定之地點)，補領新證書須繳交有關費用並按本公司所規定之證明、彌償及／或抵押之條款辦理，此外，並須繳交由本公司釐定不超過港幣2.5元(或根據聯交所規定之規則不時允許之其他金額)之有關費用。損壞或塗污的認股權證證書須先交回，方可發出所補領之新證書。

若遺失認股權證證書，則香港法例第32章公司條例第71A條第(2)、(3)、(4)、(6)、(7)及(8)款適用於此事宜，猶如該等條例所述之「股份」也包括認股權證。

10. 認購權之保障

文據內將載有本公司之若干承諾以及對本公司之若干規限，藉以保障認購權。

11. 催促行使

在任何時候如尚未行使之認股權證附帶認購之權利總額少於港幣40,000,000元，則本公司在發出不少於三個月之通知後，可要求認股權證持有人行使其認購權或任由認購權作廢。當上述通知期滿後，所有尚未行使之認股權證將毋須對認股權證持有人作出賠償下自動註銷，並且失效。

12. 發行更多認股權證

本公司可按其認為適當之方式及條款發行更多可認購股份之認股權證。

13. 本公司之承諾

本公司已在文據中作出承諾，其中包括：

(a) 因行使認購權配發之所有股份，於計及上文第2段所述可能作出之任何調整後，在各方面須與於有關認購日期之已發行繳足股份享有同等權益，及因此須賦予持有人全面參與於有關認購日期後就股份宣派、支付或作出之所有股息或其他分派，惟若記錄日期是在有關認購日期或之前，而該款項及記錄日期之通知已於有關日期前呈交聯交所，該持有人則無權獲得先前已宣派或建議或決議支付或作出之任何股息或其他分派；

(b) 本公司在寄予股份持有人經審核賬目及一切其他通告、報告及通訊之同時，亦會將上述各項寄予各認股權證持有人(或如屬聯名認股權證持有人，則為就該等聯名認股權證持有人所持認股權證而名列認股權證持有人名冊首位之認股權證持有人)；

(c) 本公司將支付因簽立文據、設立及首次發行記名認股權證、行使認購權及因行使認購權而發行股份所應繳付之一切開曼群島及香港印花税及資本税、登記手續費或類似費用(如有)。倘任何認股權證持有人須在任何司法權區採取任何行動或法律程序，以強制執行本公司就認股權證或文據之責任，及就該等行動或法律程序

而言，文據或任何認股權證須在該司法權區予以考慮，及任何印花税或類似徵費或税項就或因為該等行動或法律程序而須予支付，本公司毋須承擔任何責任，支付（或向任何付款之人士償付）任何該等徵税或税項（包括（如適用）任何罰款）；及

(d) 本公司將維持足夠可供發行之普通股本（定義見文據）藉以悉數應付當時全部尚未行使之認購權及換股權。

14. 上市

本公司將盡其所能以促使：

(a) 認股權證於認購期間內任何時候均可在聯交所買賣（倘認股權證於提呈全部或任何認股權證後撤回在聯交所之上市地位，則該責任將失效）；及

(b) 所有因認購權獲行使而配發之股份，均可於配發後或其後合理地盡早在聯交所買賣（倘股份於提呈全部或任何股份後撤回在聯交所之上市地位，且該提呈可能會延伸至認股權證持有人，則該責任將失效）。

15. 海外認股權證持有人

倘認股權證持有人之登記地址在香港以外地區，而董事認為，在並無導守該地區之登記或任何其他特別手續之情況下，因任何認購權獲行使而向該認股權證持有人配發股份，將或可能根據該地區之法律屬不合法或不可行，則本公司須於該認股權證持有人行使認購權後盡快：

(a) 配發原訂配發予該認股權證持有人之股份予本公司選擇之一名或以上第三者；或

(b) 配發該等股份予該認股權證持有人，及其後代表該認股權證持有人將該等股份出售予本公司選擇之一名或以上第三者，

在各情況下，以本公司合理可取得之最佳代價進行。

本公司將於進行該配發或（視乎情況而定）配發及銷售後合理地盡快向有關認股權證持有人支付相等本公司就此取得之代價之款額。

儘管上文所述，倘該名認股權證持有人或該等認股權證之實益擁有人(i)為美籍人士（該用語之定義見S規例）或(ii)身處美國境內，則該認股權證持有人不得行使認購權。

16. 清盤時認股權證持有人的權利

文據載有本公司清盤之條文。

倘於認購期間通過本公司自願清盤之有效決議案，則：

(a) 倘該清盤乃為了根據協議安排之重組或合併進行，而認股權證持有人，或其就此經特別決議案指定之若干人士乃該安排之一方，或與向認股權證持有人作出或經特別決議案批准之建議有關連，則該協議安排或(視乎情況而定)該建議之條款對全體認股權證持有人具約束力；及

(b) 倘本公司向其股東發出召開股東大會之通告，以考慮及酌情批准本公司自願清盤之決議案，則本公司須即時向各認股權證持有人發出有關通知，及隨即各認股權證持有人有權透過向本公司不可撤回地交回其認股權證證書(不得遲於上述建議股東大會前兩個營業日交回)，連同填妥之認購表格，以及支付行使金額或其有關部分款額，行使該份認股權證代表之認購權，及本公司須盡快及在任何情況下，不遲於緊接建議股東大會日期前之日，配發根據該份認股權證代表之認購權(或其有關部分)獲行使而可能發行之股份予認股權證持有人。本公司須於通過有關決議案後七日內通知認股權證持有人。

在上文所述的規限下，倘本公司清盤，則於通過該決議案之日尚未行使之所有認購權將告作廢，而認股權證證書在各方面將告失效。

17. 通告

文據將載有向認股權證持有人發出通告之條文。

每名認股權證持有人須於本公司登記香港或其他地區之地址，以便將通告寄予該名認股權證持有人。

18. 管制法例

文據及認股權證將受香港法例管制，並按香港法例詮釋。

以下為本公司章程大綱及公司細則若干規定及開曼群島公司法若干方面之概要。

1. 章程大綱

本公司之章程大綱乃於二零零三年七月十六日採納，其中規定本公司股東承擔有限之責任，且本公司之成立宗旨並無限制，及本公司擁有全部權力和權限實現公司法或任何其他開曼群島法例並無禁止之目標。

章程大綱於附錄十「送呈公司註冊處處長及備查文件」一節內所載之地址可供查閱。

2. 公司細則

本公司之公司細則乃於二零零三年七月十六日採納。以下為其條文：

A. 股份類別

本公司股本由普通股組成。

B. 董事

(a) 配發及發行股份之權力

根據公司法及章程大綱及公司細則之規定，本公司之未發行股份(不論為原股本之部分或任何新增股本)得由董事處置，董事可在其認為適當之時間，按其認為適當之代價及條款，向其認為適當之人士要約發售、配發股份、授予認股權或以其他方式處置。

按照公司細則之規定及本公司於股東大會作出之任何決定，並且在不損害任何股份持有人獲賦予或任何類別股份所附任何特別權利之大前提下，董事可在其認為適當之時間，按其認為適當之代價，向其認為適當之人士發行附有該等優先權、遞延權、資格權或其他特權或限制(無論有關股息、投票權、資本歸還或其他方面)之股份。按照公司法之規定及授予任何股份持有人之任何特權或附於任何類別股份之特權，經特別決議案批准後，任何股份之發行條款可規定由本公司或股份持有人選擇將股份贖回。

(b) 出售本公司或任何附屬公司資產之權力

本公司之業務由董事管理。除公司細則指明董事獲得之權力及授權外，董事在不違反公司法、公司細則規定及任何由本公司在股東大會不時制定之規則(惟本公司在股東大會制定之規則，不得使董事在之前所進行而當未有該規則時原應有效之事項無效)，且與上述規定及公司細則並無牴觸之情況下，可行使本公司一切權力及進行一切事項，而該等權力及事項並非公司細則或公司法指明或由股東大會規定須由本公司行使或進行者。

(c) 失去職位之補償或付款

向董事或前任董事支付款項作為失去職位之補償，或其退任之代價或有關之付款（並非合約規定須付予董事者）必須事先獲得本公司在股東大會批准。

(d) 給予董事之貸款

公司細則有關於禁止給予董事及聯繫人貸款之規定，與公司條例之限制相同。

(e) 購買股份之財務資助

按照所有適用法律，本公司可向本公司、其附屬公司或任何控股公司或其控股公司之附屬公司之董事及僱員，就有關購買本公司或其任何附屬公司或控股公司之股份提供財務資助。此外，受所有適用法律之規限下，本公司可向信託人，就收購以本公司、其附屬公司或任何控股公司或其控股公司之任何附屬公司之僱員（包括受薪董事）之利益持有之本公司股份或其任何附屬公司或控股公司之股份，提供財務資助。

(f) 披露在與本公司或其任何附屬公司所訂立合約中之權益

任何董事或建議委任之董事不得因其職位而失去以賣方、買方或任何其他身份與本公司訂立合約之資格，且任何該等合約或由本公司或本公司之代表與任何人士、公司或合夥人訂立而任何董事為其中之股東或於其中有利益關係之其他合約或安排亦不得因此撤銷。參加訂約或身為股東或在其中擁有利益關係之任何董事毋須因其董事職務或由此而建立之受託關係，向本公司交出其由任何此等合約或安排所獲得之溢利，惟倘其於該等合約或安排中擁有重大權益，則須盡早於其可出席之董事會議上，特別申明或以一般通告之方式（表明鑒於通告所列之事實，彼須被視為於本公司或會訂立之特定類別之任何合約中擁有權益）申明其權益之性質。

董事不得就其有任何重大利益之合約或安排或任何其他建議之任何董事決議案投票（亦不可計入會議之法定人數內），倘董事就此投票，其投票將不獲計算（彼亦不會計入該決議案之法定人數內），惟此項限制不適用於下列任何情況，包括：

(i) 就董事在本公司或其任何附屬公司之要求下或為該等公司之利益借出款項或引致責任而向該董事提供任何抵押或彌償保證；

(ii) 就董事本身為本公司或其任何附屬公司之債項或債務承擔全部或部分負債或抵押而向第三者提供任何抵押或彌償保證，及不論單獨或共同作出擔保或彌償保證或給予抵押；

(iii) 有關提呈發售本公司或任何本公司可能創辦或擁有權益之其他公司股份、債券或其他證券（或由本公司或該等公司發售）以供認購或購回，而董事因有參與建議之包銷或分包銷而有利益關係之任何建議；

(iv) 與董事僅以高級職員、行政人員或股東身份直接或間接擁有權益或該董事實益擁有其股份之任何其他公司有關之任何建議，惟該董事連同其任何聯繫人並無實益擁有該公司(或其權益藉任何第三公司取得)任何類別之已發行股份或投票權5%或以上之權益除外；

(v) 有關本公司或其任何附屬公司之僱員利益之任何建議或安排包括：

(aa) 採納、修改或執行其可能佔有利益之任何僱員購股計劃或任何股份獎勵計劃或認股權計劃；

(bb) 有關採納、修改或執行其有關本公司或其任何附屬公司董事及僱員之養老金或公積金或退休、身故或傷殘撫恤計劃之建議或安排，而該等建議或安排並無給予任何董事一般不會給予與該計劃或基金有關之人士之特權或利益；及

(vi) 董事僅因持有本公司股份或債券或其他證券之權益而與其他持有本公司股份或債券或其他證券之人士一樣以相同方式擁有權益之合約或安排。

(g) 酬金

董事可就其服務收取由董事或本公司於股東大會(視乎情況而定)不時釐定之酬金。除非經決議案另有規定，否則酬金按董事同意之比例及方式分派予董事，如未能達成協議，則由各董事平分，惟任職時間少於整段有關酬金期間之董事僅可按其任職時間比例收取酬金。該等酬金為擔任本公司受薪職位之董事因擔任該等職位而獲得之任何其他酬金以外之酬金。

董事在執行董事職務時可報銷所有合理之支出(包括往返交通費)，包括出席董事會會議、委員會會議或股東大會之往返交通費，或處理本公司業務或執行董事職務之其他費用。

倘任何董事應要求向本公司提供任何特殊或額外服務，則董事可向其支付額外酬金。此種額外酬金可以薪金、佣金或分享溢利或其他方式支付予該董事，作為其擔任董事所得一般酬金外之額外報酬或代替其一般酬金。

董事可不時釐定執行董事或獲本公司委任執行其他管理職務之董事之酬金，以薪金、佣金或分享溢利或其他方式或以上全部或任何方式支付，並可包括由董事不時決定之其他福利(包括認股權及／或養老金及／或撫恤金及／或其他退休福利)及津貼。上述酬金為其作為董事原應收取之酬金以外之報酬。

(h) 退任、委任及免職

董事可不時及隨時委任任何人士出任董事，以填補臨時空缺或出任新增之董事職位。按上述方式委任之董事任期將於本公司下屆股東週年大會舉行時屆滿，屆時可於會上重選連任。

本公司可通過特別決議案罷免任何董事，並通過普通決議案委任其他人士填補其職位。按上述方式委任之董事僅於該時間內出任董事，猶如該被罷免之董事一直並無被罷免。本公司亦可通過普通決議案選任任何人士為董事，以填補臨時空缺或出任新增之現行董事職位。按上述方式委任之董事任期將於本公司下屆股東週年大會舉行時屆滿，屆時可於會上重選連任，惟不計及於該大會上決定任滿告退之董事。除於股東大會退任之董事外，任何未經董事推薦之人士均不可於任何股東大會獲選為董事，除非早於大會指定舉行日期前不少於七日(不多於二十八日)以內，由有資格出席大會並於會上投票之本公司股東(非該獲提名人士)以書面通知本公司秘書，擬於會上提名該名人士參加選舉，且遞交該名獲提名人士簽署之書面通知以證明其願意參與選舉。

毋須以持有股份作為出任董事之資格，出任董事亦無年齡限制。

在下列情況下董事須離職：

(i) 如彼向本公司之註冊辦事處或其香港主要辦事處發出書面通知辭職；

(ii) 如有管轄權之法院或政府官員根據董事現時或可能神志紊亂或因其他原因而不能處理其事務而發出命令且董事議決將其撤職；

(iii) 如未告假而連續六個月缺席董事會議(除非已委任代理人董事代其出席)且董事議決將其撤職；

(iv) 如董事破產或獲指令被接管財產或被停止支付款項或與其債權人全面達成還款安排協議；

(v) 如法例或公司細則規定終止出任董事或被禁止出任董事；

(vi) 如由當時不少於四分之三(倘非整數，則以最接近之較低整數為準)之董事(包括其本身)簽署之書面通知將其撤職；或

(vii) 如根據公司細則本公司股東通過特別決議案將其撤職。

於本公司每年之股東週年大會，三分之一在任董事，或倘董事數目並非三位或三之倍數，則以最接近但不超過三分之一之董事須輪席告退。任滿告退之董事之任期直至大會(彼於該大會退任並合資格再競選連任)結束時。本公司於有任何董事任滿告退之大會上，可再重選相同數目之董事以補空缺。

(i) 借貸權力

董事可不時酌情行使本公司全部權力為本公司籌集或借貸或安排支付任何款項，及將本公司全部或部分之業務、現時及日後之物業及資產與未催繳股本予以按揭或抵押。

(j) 董事會會議議事程序

董事可在世界任何地點共同舉行會議以處理事務、續會及以其認為適當之方式處理會議及程序。董事會會議提出之問題須經大多數票數表決通過。如出現相同票數，則由會議主席投額外一票或決定票表決。

C. 修訂公司組織章程文件

除以特別決議案通過外，不得更改或修訂章程大綱或公司細則。

D. 修訂現有股份或股份類別之權利

如本公司股本在任何時間分為不同類別股份時，在公司法之規定下，除非某類股份之發行條款另有規定，當時已發行之任何類別股份所附有之全部或部分權利，可經由不少於持有該類已發行股份面值四分三之持有人書面同意，或經由該類股份持有人在另行召開之大會上通過特別決議案批准而修訂或廢除。倘公司細則中關於股東大會之所有規定作出必要修訂，亦適用於該等另行召開之大會，惟該等大會及其續會之法定人數須為於召開有關會議之日合共持有該類已發行股份面值不少於三分之一之人士(或其代表)。持有該類股份之任何股東或其代表均有權要求投票表決。

除非有關股份所附權利或發行條款另有規定，否則賦予任何類別股份持有人之特別權利，不得因設立或發行與其享有同等權益之股份而被視為予以修訂。

E. 更改股本

不論當時是否所有法定股本已經發行，亦不論當時所有已發行股份是否已繳足股本，本公司可隨時在股東大會以普通決議案增設新股份而增加股本，新股本數額由有關決議案規定，並將股份分為決議案所規定之面額。

本公司可不時以普通決議案：

(i) 將所有或部分股本合併及分為面值大於現有股份之股份。在合併已繳足股份並將其分為面值大於現有股份之股份時，董事或須以其認為適當之方式解決任何可能出現之困難，尤其是(在不影響前述之一般性原則下)須合併股份之不同持有人之

間如何決定將何種股份合併為一股合併股。且倘任何人士因股份合併而獲得不足一股之合併股份，則該零碎股份可由董事就此委任之人士出售，該人士可將售出之零碎股份轉讓予買方，而該項轉讓之有效性不應受質疑，並將出售所得款項扣除有關出售費用之淨額分派予原應獲得零碎合併股份之人士，按彼等之權利及利益之比例分派，或支付予本公司而歸本公司所有；

(ii) 按公司法之規定，註銷在有關決議案當日仍未被任何人士認購或同意認購之股份，並將股本按所註銷股份面值之數額減少；及

(iii) 將全部或部分股份面值分為少於當時章程大綱規定之數額，惟不得違反公司法之規定，且有關分拆股份之決議案可決定分拆股份持有人之間，其中一股或更多股份可較其他股份有優先或其他特別權利，或有遞延權利或限制，而該等優先或其他特別權利、遞延權利或限制為本公司可附加於未發行或新股份者。

本公司可以在符合公司法指定之條件下，以特別決議案根據任何授權形式將股本、資本贖回儲備金或任何股份溢價賬減少。

F. 特別決議案—須以大多數票通過

根據公司細則，「特別決議案」一詞按公司法之定義指須由有權出席及投票之本公司股東在股東大會親身或(若股東為公司)由其正式獲授權代表或委任代表(若允許委任代表)以不少於四分三大多數票通過之決議案，而指明擬提呈特別決議案之有關大會通告已按照規定發出，並包括由本公司全部有權在本公司股東大會投票之股東以書面方式在一份或多份經一位或以上之股東於文書上簽署批准之特別決議案，而以此方式獲採納之特別決議案之生效日期為簽署該文書或(如多於一份)最後一份文書之簽署日期。

另一方面，根據公司細則，「普通決議案」一詞指須由有權出席及投票之本公司股東在根據公司細則規定舉行之股東大會親身或(如股東為公司)由其正式獲授權代表或委任代表(若允許委任代表)以簡單多數票通過之決議案，亦包括由上述本公司全體股東書面批准之普通決議案。

G. 表決權(一般投票表決及要求投票表決之權利)

在任何類別股份當時附有之任何特別權利、特權或限制之規限下，於任何股東大會上如以舉手方式表決，則每位親身出席大會之本公司股東(或若股東為公司，其正式獲授權代表)可每人投一票；如以投票方式表決，則每位親身出席之股東(或若股東為公司，其正式獲授權代表)或委任代表，可就本公司股東名冊中以其名義登記之每股股份投一票。

如為任何股份之聯名登記持有人，任何一名該等人士可就該股份於任何大會上親身或由委任代表投票，猶如其為唯一有權投票者；倘多於一名該等聯名登記持有人親身或由委任代表出席任何大會，則有關聯名股份排名最優先或(視情乎而定)較優先之出席人士為唯一有權投票者，就此而言，優先次序應按股東名冊就有關聯名股份之股東排名為準。

被有管轄權法院或政府官員頒令指其現時或可能精神紊亂或因其他理由不能處理其事務之本公司股東，當需進行舉手或投票表決時可由其他在此情況下獲授權人士代其投票，而在需投票表決時，該人士可委任代表投票。

除公司細則明確規定或董事另有決定外，並未登記為本公司股東，或未就其股份於到期時支付應付本公司之所有款項之人士，不得親身或由委任代表出席任何股東大會或於會上投票(作為本公司其他股東之委任代表除外)或計入法定人數內。

於任何股東大會上，任何提呈大會表決之決議案須以舉手方式表決，惟於(宣佈以舉手方式表決所得結果之前或之時，或撤回以其他投票方式表決之任何要求之前或之時)有正式要求以投票方式表決則除外。以下人士可要求以投票方式表決：

(a) 大會主席；或

(b) 最少五名有權於會上投票之股東(若為公司，其正式授權代表)，不論是親身或其委任代表出席會議；或

(c) 佔全體有權出席並於會上投票之本公司股東之投票權總額不少於十分之一之一位或多位本公司股東，不論是親身或其委任代表出席會議；或

(d) 任何持有獲賦予權利出席並於會上投票之股份之實繳股款總額不少於全部獲賦予該項權利之股份實繳股款總額十分之一之本公司股東，不論是親身或(或就由正式授權代表之公司而言)其委任代表出席會議。

股東可親身投票或委任代表代其投票。

倘本公司股東為一家認可結算所(或其代名人)，則可透過其董事或其他監管機構之決議案或受權人之權力授權其認為適當之人士作為其代表或受委代表，出席本公司任何股東大會或本公司任何類別股東大會，惟倘超過一名人士獲授權，則代表委任表格或授權書須列明各名獲委任或授權人士所代表之股份數目及類別。根據本規定獲委任或授權之人士可行使彼代表之認可結算所(或其代名人)作為持有該授權指定之股份數目及類別之本公司個別股東而可行使之同樣權利及權力。

H. 股東週年大會

除其他股東大會外，本公司須每年舉行一次股東週年大會，並須在召開股東週年大會之通告中指明其為股東週年大會。本公司股東週年大會舉行日期應在上屆股東週年大會閉會後不多於十五個月(或聯交所可能批准之較長期間)內召開。

I. 賬目及核數

按公司法之規定，董事須安排保存足以真確及公平反映本公司業務狀況及解釋其交易及其他事項所需之賬冊。

董事可不時決定在何種情況或規例下，及以何種程度及時間、地點公開本公司賬目及賬冊，供本公司股東(本公司行政人員除外)查閱。除公司法或任何其他有關法例或規例賦予權利或獲董事授權或本公司在股東大會上所批准外，任何股東無權查閱本公司任何賬目、賬冊或文件。

董事須從首屆股東週年大會起不時安排將期間之損益賬(就首份賬目而言，由本公司註冊日開始)。就任何其他情況下，由上一份賬目開始、連同編製損益賬當日之資產負債表、有關損益賬涵蓋期間之本公司損益賬及本公司於該期間結算日之財政狀況之董事報告與該等賬目及法例可能規定之其他報告及賬目之核數師報告在每屆股東週年大會向本公司股東呈報。將於股東週年大會向本公司股東呈報之文件副本，須於該大會日期前不少於二十一日按公司細則規定本公司可能發出通告之方式，寄予本公司各股東及本公司各債券持有人，惟本公司毋須將該等文件之印刷副本交予本公司不知悉其地址之任何人士或超過一位聯名股份或債券持有人。

本公司須在任何股東週年大會委任本公司核數師，任期至下屆股東週年大會。核數師酬金由本公司於委任核數師之股東週年大會上釐定，惟本公司可在任何年度授權董事釐定核數師之酬金。

J. 會議通告及議程

股東週年大會及其他為通過特別決議案而召開之股東特別大會須發出不少於二十一日之書面通告，其他股東特別大會以不少於十四日之書面通告召開。通知期不包括遞交之日或視作遞交之日及所通知之日，而通告須列明會議時間、地點及議程、以及將於會議中考慮之決議案詳情。如有特別事項，則須列明該事項之一般性質。召開股東週年大會之通告須指明該會議為股東週年大會，而召開會議以通過特別決議案之通告須指明擬提呈一項特別決議案。每份股東大會通告均須發予本公司核數師及所有股東(惟按照公司細則或所持有股份之發行條款規定無權獲得該等通告者除外)。

儘管本公司會議之開會通知期可能較上述規定者為短，在下列人士同意下，有關會議仍視作已正式召開：

(a) 倘召開股東週年大會，則由全體有權出席及投票之本公司股東或彼等之委任代表；及

(b) 倘召開任何其他會議，則由有權出席及投票之大多數股東(合共持有之股份以面值計不少於具有該項權利之股份之95%)。

所有在股東特別大會處理之事項及在股東週年大會所處理之事項均被視為特別事項，惟下列之事項則視為普通事項：

(a) 宣佈及批准分派股息；

(b) 省覽及採納賬目及資產負債表及董事與核數師報告書，及規定附加於資產負債表之其他文件；

(c) 選舉新一任董事替代行將退任之董事；

(d) 委任核數師；

(e) 釐定董事及核數師之酬金或決定釐定酬金之方式；

(f) 根據下文(g)分段向董事授出任何授權或權力以發售、配發或授出有關之認股權或以其他方式處理不超過本公司當時現有已發行股本面值20%(或上市規則不時指定之其他百分比)之本公司未發行股份及所購回之任何證券數目；及

(g) 給予董事任何授權或權力以購回本公司證券。

K. 股份轉讓

股份轉讓可以通用格式或董事批准之任何其他格式之轉讓文據進行。

股份轉讓文據須由轉讓人及(除非董事另有決定)承讓人雙方或其代表簽署。在股份承讓人登記於本公司之股東名冊前，轉讓人仍得視為股份之持有人。所有轉讓文據由本公司保留。

董事可拒絕登記任何未繳足股本或本公司擁有留置權之股份轉讓。董事亦可拒絕登記任何其他股份之轉讓，除非：

(a) 轉讓文據連同有關之股票(於登記後將予註銷)，及董事合理要求可證明轉讓人有權進行轉讓；

(b) 轉讓文據只涉及一類股份；

(c) 轉讓文據已蓋上釐印(如需蓋釐印者)；

(d) 如將股份轉讓給聯名持有人，則聯名持有人不得超過四名；

(e) 有關股份不涉及本公司之任何留置權；及

(f) 向本公司支付聯交所不時釐定之最高應付費用(或董事不時要求之較低數額)。

如董事拒絕登記任何股份轉讓，須在遞交轉讓文據予本公司之日期起兩個月內向轉讓人及承讓人發出拒絕登記通知。

在報章以廣告方式發出十四日之通告或根據上市規則本公司按公司細則規定發出通告之電子通訊後，可暫停辦理全部過戶登記及本公司股東名冊手續，其時間及限期可由董事決定。惟在任何年度內，停止辦理股份過戶登記之期間不得超過三十日，或本公司股東以普通決議案決定之較長期間，惟該期間在任何一年均不得超過六十日。

L.　本公司購回本身股份之權力

根據公司法及公司細則，本公司有權在若干限制下購回本身之股份，惟董事只可根據股東於股東大會授權之方式代表本公司行使該權力，並只可根據聯交所與香港證券及期貨事務監察委員會不時實施之任何適用規定作出。

M.　本公司任何附屬公司擁有股份之權力

公司細則並無關於附屬公司擁有股份之規定。

N.　股息及其他分派方式

在不違反公司法及公司細則下，本公司可在股東大會宣佈以任何貨幣派發股息，惟股息總額不得高於董事所建議者，本公司只可從合法可供分派之本公司溢利及儲備中(包括股份溢價)宣派或派付股息。

除任何股份所附權利或發行條款另有規定者外，就支付股息之整個期間內未繳足之任何股份而言，一切股息須按派發股息之任何期間之實繳股款比例分配及支付。就此而言，凡在催繳前就股份所繳付之股款將不會視為股份之實繳股款。

董事可根據本公司之溢利不時向本公司股東派發中期股息。倘董事認為可供分派溢利可作出股息時，其亦可每半年或以董事選擇其他期間以固定比率支付任何股息。

董事可保留就本公司有留置權之股份所應支付之任何股息或其他應付款項，用作抵償有關留置權之債務、負債或協定。董事亦可將本公司股東應獲派之任何股息或其他應付款項扣減，作為抵償其當時應付本公司之催繳股款、分期股款或其他應付款項(如有)。

本公司毋須承擔股息之利息。

當董事或本公司在股東大會上議決就本公司股本派付或宣派股息時，董事可繼而議決：(a)配發入賬列為繳足之股份作為支付全部或部分股息，而所配發之股份須與承配人已持有之股份屬於相同類別，且有權獲派股息之本公司股東可選擇收取現金作為全部股息或部分股息以代替配發；或(b)有權獲派股息之本公司股東可選擇獲配發入賬列為繳足之股份以代替董事們認為適合之全部或部分股息，而所配發之股份須與承配人已持有之股份屬於相同類別。本公司在董事建議下亦可通過普通決議案就本公司任何一項特定股息議決及指定配發入賬列為繳足之股份作為派發全部股息，而不給予本公司股東選擇收取現金股息以代替配發之權利。

應以現金支付予股份持有人之任何股息、利息或其他款項可以支票或付款單之方式寄往本公司股東之登記地址，或如為聯名持有人則寄往在本公司股東名冊有關聯名股份排名首位之股東之登記地址及持有人或聯名持有人以書面通知之地址。除股東或聯名持有人另有指示外，所有以上述方式寄發之支票或付款單應以只付予抬頭人之方式付予有關之股東或有關股份聯名持有人在本公司股東名冊排名首位者，郵誤風險由彼等承擔，而當付款銀行支付任何該支票或付款單後，即表示本公司已經就所表示之股息及／或紅利付款（儘管其後發現股息被竊或其任何加簽為假冒）。兩位或以上聯名持有人之其中任何一人可就應付有關該等聯名持有人所持股份之股息或其他款項或可分派資產發出有效收據。

所有於宣派股息六年後仍未領取之任何股息可由董事沒收，撥歸本公司所有。

在本公司股東於股東大會同意下，董事可規定以分派任何種類之指定資產（尤其是其他公司之繳足股份、債券或可認購證券之認股權證）之方式代替全部或部分股息，而當有關分派出現困難時，董事須以其認為適當之方式解決，尤其可不理會不足一股之零碎配額，將零碎股份調高或調低或規定零碎股份須累算撥歸本公司利益，亦可為分派而釐定該等指定資產之價值，並可決定按所釐定之價值向本公司股東支付現金，以調整各方之權利，並可在董事們認為權宜情況下將該等指定資產交予信託人。

O. 委任代表

有權出席及在本公司會議上投票之本公司股東可委任其他人士（必須為個別人士）代其出席及投票，而委任代表享有與股東同等之權利可在會議上發言。委任代表毋須為本公司股東。

委任代表之文件須為通用之格式或董事不時批准之其他格式。委任文件被視為授權代表在認為適宜時要求或聯同其他股東要求對會議提呈之決議案修改進行投票表決。除委任代表文件另有規定外，該委任代表文件於有關會議之續會仍然有效，惟會議由該日起十二個月內舉行。

委任代表之文件須以書面方式由委任人或其授權代表簽署，如委任人為公司，則須加蓋公司印鑒或經由高級職員、代表或其他獲授權之人士簽署。

委任代表之文件及(如董事要求)已簽署之授權書或其他授權文件(如有)，或經由公證人簽署證明之授權書或授權文件之副本，須早於有關委任文件所列人士可投票之會議或續會指定舉行時間四十八小時前，交往本公司註冊辦事處(或召開會議或續會之通告或隨附之任何文件內所指明之其他地點)。如在該會議或在續會日期後舉行投票，則須早於舉行投票日期四十八小時前送達，否則委任代表文件會被視作無效。委任代表文件在簽署日期起計十二個月後失效。送交委任代表文件後，本公司股東仍可親身出席有關會議或投票安排並進行投票，在此情況下，有關委任代表文件被視作已撤回。

P. 催繳股款及沒收股份

董事可不時向本公司股東催繳有關彼等所持股份尚未繳付而依據配發條件並無指定付款期之款項(不論為股份面值或溢價)，而本公司各股東須於指定時間及地點(惟須有不少於十四日有關付款日期之通知，指明付款時間及地點)向本公司支付催繳股款之款項。董事可決定撤回或延遲催繳股款。被催繳股款之人士在其後轉讓有關被催繳股款之股份後仍有責任支付被催繳之股款。

催繳股款可以一整筆款項或分期支付，並被視作於董事授權作出催繳之決議案通過當日支付。股份聯名持有人須共同及個別負責支付所有該等股份之催繳款項及分期款項或有關之其他到期款項。

倘任何股份之催繳股款在指定付款日期之前或該日尚未繳付，則欠款人士須按董事所決定之利率(不超過年息15厘)支付由指定付款日期至實際付款日期間有關款項之利息，但董事可豁免繳付全部或部分利息。

如任何股份之催繳股款或分期股款在指定付款日期後仍未支付，則董事可於股款任何部分仍未繳付時隨時向該股份之持有人發出通知，要求支付未付之催繳股款或分期股款連同應計之利息，而利息可累計至實際付款日期。

該通知須指明另一付款期限（不早於送達該通知日期後十四日）及付款地點，並表明若仍未能在指定日期或之前前往指定地點付款，則有關催繳股款或分期股款尚未繳付之股份可遭沒收。

若股東不依有關通知之要求辦理，則通知涉及之股份於其後但在未付通知所規定之所有催繳股款或分期股款及利息前，可隨時由董事通過決議案予以沒收。沒收將包括有關被沒收股份之所有已宣佈但於沒收前仍未實際支付之股息及紅利。被沒收之股份將被視為本公司之資產，可以出售、再次配發或以其他方式處置。

被沒收股份之人士將不再為有關被沒收股份之本公司股東，而雖然已被沒收股份，惟仍有責任向本公司支付於沒收之日應就該等股份付予本公司之全部款項，連同（倘董事酌情規定）由沒收之日至付款日期為止期間以年息不超過15厘計算之利息，而董事可要求付款而無須就所沒收股份於沒收之日之價值作出任何折讓。

Q. 查閱股東名冊

本公司須設置股東名冊，隨時顯示本公司當時之股東及彼等各自持有之股份。在報章以廣告方式發出十四日之通告或根據上市規則本公司按公司細則規定發出通告之電子通訊後，本公司可在董事不時決定之時間及期間暫停辦理全部或任何類別股份之登記，惟暫停辦理股東名冊登記手續之期間在任何一年內不得超過三十日（或本公司股東以普通決議案決定之較長期間，但在任何一年之暫停登記期限不得超過六十日）。

在香港設置之股東名冊須於一般辦公時間內（惟董事可作出合理之限制）免費供本公司股東查閱，而其他人士在繳交董事所決定不超過港幣2.50元（或根據上市規則不時許可之較高金額）之查閱費後亦可查閱。

R. 會議及另行召開之各類別會議之法定人數

股東大會如無足夠法定人數，則不可處理任何事項。但即使無足夠法定人數，仍可委任、指派或選舉主席，而委任、指派或選舉主席並不被視為會議之議程一部分。

兩位親身出席之本公司股東或其委任代表為會議之法定人數。惟倘本公司只有一位股東，則法定人數為親身出席之股東或其委任代表。

就公司細則之規定，身為本公司股東之公司如派出經該公司董事或其他監管機構通過決議案正式授權之代表或藉授權書派出代表，代表該公司出席本公司有關股東大會或任何有關類別股東大會，則當作該公司親身出席。

本公司另行召開之各類別股東大會之法定人數載於上文D.分段。

S. 少數股東在遭受欺詐或壓制時可行使之權利

公司細則並無關於少數股東在遭受欺詐或壓制時可行使之權利之規定。

T. 清盤程序

倘本公司清盤，而可向本公司股東分派之資產不足以償還全部已繳股本，則資產之分派方式為盡可能由股東按開始清盤時所持股份之已繳或應繳股本比例分擔虧損。如於清盤時，可向本公司股東分派之資產超逾償還開始清盤時全部已繳股本，則餘數可按本公司股東就其所持股份之已繳股本之比例向股東分派。上述並不會損害根據特別條款及條件發行之股份之持有人權利。

倘本公司清盤，清盤人可在本公司以特別決議案批准及公司法規定之任何其他批准下，將本公司全部或任何部分資產以實物或現物分派予本公司股東，而不論該等資產為一類或多類不同之財產。清盤人可為前述分派之任何資產釐訂其認為公平之價值，並決定股東或本公司不同類別股東間之分派方式。清盤人可在獲得同樣批准之情況下，將全部或任何部分資產交予清盤人在獲得同樣批准及按公司法規定之情況下認為適當之信託人，由信託人以信託方式代本公司股東持有，惟不得強迫股東接受任何負有債務之資產、股份或其他證券。

U. 失去聯絡之股東

倘：(i)合共不少於三張有關應以現金支付該等股份持有人之支票或付款單在十二年內全部仍未兌現；(ii)本公司在上述期間或下文(iv)項所述之三個月限期屆滿前，並無接獲有關該股東之所在地點或存在之任何消息；(iii)在上述之十二年期間，至少應已就上述股份派發三次股息，而股東於有關期間內並無領取股息；及(iv)於十二年期滿時，本公司以廣告方式在報章發出通告表示有意出售該等股份，且自刊登廣告日期起計三個月經已屆滿，並已知會聯交所本公司欲出售該等股份，則本公司可出售任何一位股東之股份或因身故、破產或法例實施而轉移於他人之股份。任何出售所得款項淨額將撥歸本公司所有，本公司於收訖該款項淨額後，即欠負該位前股東一筆相等於該項淨額之款項。

3. 開曼群島公司法

A. 緒言

公司法在頗大程度上根據舊有英國公司法之原則訂立，惟公司法與現時之英國公司法有相當大之差異。以下為公司法若干條文之概要，惟此概要不擬包括所有適用之條文及例外情況，亦不擬總覽有別於有關各方可能較熟悉之司法權區之同類條文之公司法及稅務各事項。

B. 註冊成立

本公司於二零零三年一月十四日在開曼群島根據公司法註冊成立為獲豁免之有限責任公司，因此主要在開曼群島以外地區經營業務。本公司須每年向開曼群島之公司註冊處處長遞交年度報告及支付按本公司法定股本計算之費用。

C. 股本

公司法准許公司發行普通股、優先股、可贖回股份或上述綜合各種股份。

公司法規定，倘公司按溢價發行股份，不論是旨在換取現金或其他代價，須將相當於該等股份之溢價總值之款項撥入「股份溢價賬」內。倘公司以溢價發行作為收購或註銷任何另一家公司股份之代價之股份溢價，公司可選擇不按上述規定處理。公司法規定除章程大綱及公司細則另有規定(如有)外，公司可按其不時決定之方式運用股份溢價賬，其中包括(但不限於)：

(a) 向股東分派或派發股息；

(b) 繳足公司未發行股份之股本，以便向股東發行已繳足股本之紅股；

(c) 贖回及購回股份(惟須符合公司法第37條之規定)；

(d) 註銷公司之開辦費用；

(e) 註銷發行公司股份或債券已支付之費用、佣金或折讓；及

(f) 作為贖回或購買公司股份或債券應支付之溢價。

股份溢價賬不得用作向股東分派或作為股息，除非緊隨該公司在支付建議之分派或股息後當時有能力償還在日常業務中到期清付之債項。

公司法規定，在開曼群島大法院認可下，股份有限公司或具有股本之擔保有限公司，如其公司細則許可，可以特別決議案以任何方式削減其股本。

在不違反公司法之詳細規定下，股份有限公司或具有股本之擔保有限公司，如其公司細則許可，則可以發行由公司或股東可選擇贖回或有責任贖回之股份。此外，如該上述公司之公司細則許可，則可購回本身之股份，包括可贖回股份。惟倘公司細則無規定購回之方式，則未獲公司以普通決議案批准購回之方式前，公司不得購回本身之股份。公司只可贖回或購買本身已繳足股本之股份。如公司贖回或購買本身股份後再無任何持股之股東，則不可贖回或購買本身股份。除非在緊隨建議付款後，公司當時仍有能力償還在日常業務中到期清付之債項，否則公司以公司股本贖回或購買本身之股份，乃屬違法。

開曼群島並無明文限制公司提供財務資助以購回或認購公司本身或其控股公司之股份。因此，如公司董事審慎及誠信考慮下認為合適且符合公司利益，公司可提供該等財務資助。有關資助須以公平方式進行。

D. 股息及分派

除公司法第34條之規定外，公司法並無有關派息之法定規定。根據英國案例法（可能於開曼群島在此方面具有說服力），股息只可以從公司之溢利分派。此外，公司法第34條規定如具備償還能力且章程大綱及公司細則有所規定（如有），則可由股份溢價賬支付股息及分派（詳情請參閱上文C段）。

E. 股東訴訟

開曼群島法院料將參考英國之案例法判例。開曼群島法院已引用並依循*Foss v. Harbottle*判例之案例（及其例外情況，准許少數股東進行集體訴訟或引申訴訟，以公司名義對(a)超越公司權限或非法行為，(b)欺詐少數股東而過失方為對公司有控制權之人士，及(c)並無得到由所需規定大多數（或特別指定大多數）股東通過之決議案提出訴訟。）

F. 保障少數股東

如公司並非銀行且其股本分為股份，則開曼群島大法院可根據持有公司已發行股份不少於五分之一之股東申請，委派調查員審查公司之業務並按大法院指定之方式向法院呈報結果。

公司任何股東可入稟開曼群島大法院，如法院認為根據公平而公正之理由公司理應清盤，則可發出清盤令。

股東對公司之索償，須根據適用於開曼群島之一般合同法或民事侵權法，或根據章程大綱及公司細則及作為股東所具有之個別權利而提出。

開曼群島法院已引用並依循英國普通法有關不容許主要股東欺詐少數股東之規定。

G. 出售資產

公司法並無特定條文限制董事出售公司資產之權力。根據一般法律，董事在行使上述權力時須以審慎及誠信之態度並為適當及符合公司利益之目標而進行。

H. 會計及審核規定

公司法規定，公司須就下列各項保存適當之賬冊：

(a) 公司所有收支款項，及所發生之收支事項；

(b) 公司所有銷貨與購貨記錄；及

(c) 公司之資產與負債。

如賬冊不能真實及公平地反映公司狀況及解釋有關之交易，則不視為適當保存賬冊。

I. 股東名冊

按照公司細則之規定，獲豁免公司可在董事不時認為適當而在開曼群島或以外之地點設立股東總名冊及分冊。公司法並無規定獲豁免公司向開曼群島公司註冊處處長遞交股東名單，因此股東姓名及地址並非公開資料，且不會供給公眾查閱。

J. 查閱賬冊及記錄

公司股東根據公司法一般並無查閱或獲得公司股東名冊或公司記錄副本之權利，惟可具有公司細則所載列之權利。

K. 特別決議案

公司法規定特別決議案須獲不少於三分之二(或公司細則規定較大數目)有權出席股東大會及投票之股東或(如准許委派代表)其代表在股東大會通過，而召開該大會之通告已按規定發出並指明擬提呈之決議案為特別決議案。如公司細則許可，公司當時所有有投票權之股東以書面簽署之決議案亦可具有特別決議案之效力。

L. 附屬公司擁有母公司之股份

如公司之宗旨許可，則公司法並不禁止開曼群島公司購買及持有其母公司之股份。任何附屬公司之董事在進行上述購買時，必須以審慎及誠信之態度並以適當及符合附屬公司利益之目標而進行。

M. 重組

法例規定進行重組及合併須在為此而召開之股東或債權人大會，獲得出席大會之大多數股東或債權人之75%價值之股東或債權人贊成（視情況而定），且其後獲開曼群島大法院認可。雖然有異議之股東可向大法院表示申請批准之交易對股東所持股份並無給予合理價值，但如無證據顯示管理層有欺詐或不誠實，開曼群島大法院不大可能僅因上述理由而否決該項交易，而倘該項交易獲批准及完成，則異議股東將不會獲得類似諸如美國公司之異議股東一般會具有之估值權利（即按照法院對其股份之估值而獲得現金之權利）。

N. 收購

如一家公司提出收購其他公司股份，且在提出收購建議後四個月內，不少於90%被收購股份之持有人接納收購，則收購者在上述四個月期滿後之兩個月內，可發出通知要求反對收購之股東按收購建議之條款轉讓其股份。反對收購之股東可在該通知發出後一個月內向開曼群島大法院提出反對轉讓。反對收購之股東須證明大法院應行使其酌情權。惟大法院一般不會行使其酌情權，除非有證據顯示收購者與接納收購之有關股份持有人之間有欺詐或不誠信或串謀，以不公平手法逼退少數股東。

O. 彌償保證

開曼群島法例並不限制公司細則對行政人員及董事作出彌償保證，除非開曼群島法院認為此乃違反公眾政策（例如表示對觸犯法律之後果作出彌償保證）則作別論。

P. 清盤

公司可根據法院指令或其股東提出之特別決議案（在若干情況下可為普通決議案）清盤，並委任清盤人負責集中公司資產（包括出資人（股東）所欠之款項（如有））、確定債權人名單及償還本公司所欠債權人之債務（如資產不足償還全部債務則按比例償還），並確定出資人之名單，根據彼等之股份所附權利分派剩餘資產（如有）。

Q. 轉讓之印花稅

開曼群島對開曼群島公司股份轉讓並不徵收印花稅，惟轉讓在開曼群島擁有土地之公司股份則除外。

R. 稅項

根據開曼群島稅務減免法(一九九九年修訂本)第6條，本公司已獲得總督會同行政會議承諾：

(1) 開曼群島並無法例對本公司或本公司之業務所得溢利、收入、收益或增值徵稅；及

(2) 此外，本公司毋須就下列各項繳交溢利、收入、收益或增值或遺產或承繼稅項：

(i) 本公司股份、債券或其他承擔；或

(ii) 以預提全部或部分任何有關付款(定義見稅務減免法(一九九九年修訂本)第6(3)條)。

該承諾將由二零零三年三月四日起有效二十年。

開曼群島現時對個人或公司之溢利、收入、收益或增值並不徵收任何稅項，且無遺產稅或承繼稅。除不時因在開曼群島訂立若干文件或將該等文件帶入開曼群島而須支付之印花稅外，開曼群島政府不大可能對本公司徵收重大稅項。開曼群島並無參與訂立雙重徵稅公約。

S. 外滙管制

開曼群島並無外滙管制或貨幣限制。

T. 一般事項

本公司有關開曼群島法例之法律顧問Maples and Calder Asia已向本公司發出一份意見函件，概述開曼群島公司法之若干方面。按附錄十「送呈公司註冊處處長及備查文件」一節所述，該意見函件連同公司法副本可供查閱。任何人士如欲查閱開曼群島公司法之詳細概要，或欲了解該等法律與其較熟悉之其他司法權區法律間之差異，應諮詢獨立法律顧問。

I. 有關本公司之其他資料

(a) 本公司註冊成立

本公司於二零零三年一月十四日根據公司法在開曼群島註冊成立為獲豁免有限公司。本公司在香港之營業地點設於香港灣仔皇后大道東183號合和中心64樓64-02室，並已於二零零三年七月四日在香港根據公司條例第十一部註冊為海外公司。陳志鴻先生(地址為香港灣仔皇后大道東183號合和中心64樓64-02室)獲委任為本公司之代理人，在香港代表本公司接收傳票及通告。

由於本公司在開曼群島註冊成立，因此其業務須受公司法及組織章程管轄。本公司之組織章程包括章程大綱及公司細則。有關本公司組織章程若干有關部分及開曼群島公司法若干有關方面之概要載於本招股章程附錄八。

(b) 本公司之股本變動

於本公司註冊成立日期，其法定股本為港幣380,000元，分為380,000股每股面值港幣1.00元之股份。於二零零三年一月十四日，按面值將本公司一股面值港幣1.00元之認購人股份配發及發行予Mapcal Limited，以換取現金，並於同日將股份轉讓予Anber Investments Limited(「Anber」)，而該轉讓於二零零三年一月三十日登記。

根據本公司唯一股東於二零零三年六月三十日通過之書面決議案，藉增設9,996,200,000股額外股份，將(i)本公司未發行及已發行股本中每股面值港幣1.00元之股份拆細為10股每股面值港幣0.10元之股份，及(ii)本公司之法定股本由港幣380,000元增至港幣1,000,000,000元。

於二零零三年六月三十日，本公司配發及發行3,120,100股入賬列為繳足股份予Anber，以作為按本公司之指示，Anber將茂高有限公司(「茂高」)之全部已發行股本轉讓予捷富有限公司(「捷富」)及Anber將Yager International Limited(「Yager」)及Wilberforce International Limited(「Wilberforce」)之全部已發行股本轉讓予本公司之代價。

於二零零三年六月三十日，本公司按廣深高速公路(控股)有限公司(「廣深高速公路公司」)之指示，配發及發行140股入賬列為繳足股份予Anber，以作為廣深高速公路公司(i)促使配發及發行兩股合和中國發展之新普通股予冠佳有限公司(「冠佳」)及其代名人，以及轉換其於合和中國發展實益持有之普通股為遞延無投票權股份，及(ii)轉讓其於Fan Wai Properties Limited(「Fan Wai」)之一股股份予冠佳之代價。

於二零零三年七月二十三日，本公司就其當時欠負Anber之款額港幣4,500,000,000元撥充資本而配發及發行2,156,879,750股入賬列為繳足股份予Anber。

假設售股成為無條件，而發行發售股份完成，但並無計入因行使超額配股權而可能發行之任何股份，本公司之法定股本將為港幣1,000,000,000元，分為10,000,000,000股股份，而本公司之已發行股本將為港幣288,000,000元，分為2,880,000,000股繳足或入賬列為繳足股份，尚有7,120,000,000股股份未發行。除根據認股權計劃可能授出之任何認股權、根據行使認股權證附帶之認購權或根據行使超額配股權，或行使「唯一股東於二零零三年七月十

六日通過之書面決議案」一段所述發行股份之一般性授權外，現無意發行本公司任何部分之法定但未發行股本，在未經股東在股東大會上事先批准，不會進行可實際影響本公司控制權之股份發行事宜。

除本招股章程所披露者外，自註冊成立以來，本公司之股本並無任何變動。

(c) 唯一股東於二零零三年七月十六日通過之書面決議案

於二零零三年七月十六日，本公司唯一股東通過書面決議案，據此(其中包括)：

(1) 待(i)聯交所上市委員會批准已發行股份及本招股章程所述將予發行之股份及認股權證(包括因行使認股權證附帶之認購權、超額配股權或根據認股權計劃而可能授出之任何認股權而可能發行之任何股份)上市及買賣；及(ii)包銷商根據包銷協議之責任成為無條件(包括(如適用)因花旗集團(代表包銷商)豁免任何條件)及並無根據該等協議或其他協議之條款予以終止，在各情況下，於二零零三年八月六日或之前(或花旗集團與本公司書面協定之較後日期)：

(aa) 售股及超額配股權獲批准，及董事獲授權配發及發行發售股份及倘超額配股權獲行使而可能須予發行之任何股份；及

(bb) 構成認股權證之文據及增設認股權證獲批准，及董事獲授權無償向合和發行認股權證，數目相等於各合資格合和股東於記錄日期持有之10股合和股份之整數倍數之總和，及該項給予董事之授權包括授權本公司之認股權證過戶處開曼群島分處及／或香港之主要認股權證過戶處，向合和可能指示之該等人士發行認股權證登記分冊及／或認股權證登記主冊(由董事決定)上之認股權證，以及配發及發行因行使認股權證附帶之認購權而可能配發及發行之任何股份；

(2) 認股權計劃之規則獲批准，及董事獲授權按彼等絕對酌情決定，授出認股權以認購根據認股權計劃之股份，及因行使根據認股權計劃可能授出之任何認股權所附帶之認購權配發、發行及處理已發行股份，以及採取一切彼等認為必需或適宜之行動，履行認股權計劃及就與此有關之任何事宜投票表決(不論其或當中任何一名人士是否於與此有關事宜中擁有權益)；

(3) 授予董事一項一般性無條件授權行使本公司一切權力，以供股或因行使本公司之任何認股權證所附帶之任何認購權，或根據認股權計劃或任何其他認股權計劃或當時採納之類似安排，以向本公司及／或其任何附屬公司之行政人員及／或僱員或任何其他人士授出或發行股份或收購股份之權利，或根據本公司之公司細則或股東於股東大會上授出之特定授權，規定以配發及發行股份以代替全部或部分股

息者之任何以股代息計劃或類似安排以外之方式，配發、發行及處置股份，而股份面值總額不得超過(i)緊隨售股完成後，本公司已發行股本面值總額；及(ii)根據超額配股權而可能發行之本公司股本面值總額兩者總和之20%，該項授權將一直有效，直至下列三者中最早之日期：

(a) 本公司下屆股東週年大會結束時；

(b) 本公司之公司細則或任何適用法例規定須舉行本公司下屆股東週年大會之期間屆滿時；或

(c) 股東於股東大會上通過普通決議案撤銷、修訂或重續該項授權之日；

(4) 授予董事一項一般性無條件授權，授權彼等行使本公司一切權力，在聯交所或本公司證券可上市並獲證監會及聯交所就此認可之任何其他證券交易所，購回：(A)面值總額最多達(i)緊隨售股完成後本公司已發行股本面值總額，及(ii)根據超額配股權而可能發行之本公司股本面值總額兩者總和10%之股份，及(B)附有可認購最多達緊隨售股完成後之已發行認股權證數目之10%之股份權利之認股權證，該項授權將一直有效，直至下列三者中最早之日期:

(a) 本公司下屆股東週年大會結束時；

(b) 本公司之公司細則或任何適用法例規定須舉行本公司下屆股東週年大會之期間屆滿時；或

(c) 股東於股東大會上通過普通決議案撤銷、修訂或重續該項授權之日；

(5) 擴大上文第(3)段所述之一般性無條件授權，將董事根據該一般性授權可能配發或有條件或無條件同意配發之本公司股本面值總額，加上本公司根據上文第(4)段所述購回股份之授權購回之面值總額，惟所擴大之數額不得超過(i)緊隨售股完成後之本公司已發行股本面值總額，及(ii)根據超額配股權而可能發行之本公司股本面值總額兩者總和之10%；

(6) 批准Anber與本公司訂立之資本化協議，據此，本公司配發及發行2,156,879,750股股份予Anber，並於將本公司當時欠負Anber之款額港幣4,500,000,000元撥充資本時入賬列為繳足；及

(7) 本公司批准及採納其現有章程大綱及公司細則。

(d) 公司重組

為籌備股份在聯交所上市，組成本集團之公司進行重組，以整頓本集團之公司架構。因此，本公司成為本集團之控股公司。重組之主要步驟涉及下列各項:

(a) 於二零零三年三月五日，捷富（一家有限公司）之法定股本為美金50,000元，於英屬處女群島註冊成立，分為50,000股每股面值美金1.00元之股份，於二零零三年五月十九日，按面值配發及發行一股捷富股本中每股面值美金1.00元之股份予本公司，以換取現金。

(b) 於二零零三年三月十二日，冠佳（一家有限公司）之法定股本為美金50,000元，於英屬處女群島註冊，分為50,000股每股面值美金1.00元之股份，於二零零三年五月十九日，按面值配發及發行20,000股冠佳股本中之股份予捷富，以換取現金。

(c) 於二零零三年六月三十日，本公司就向Anber收購下列各項而與Anber訂立一份買賣契據，Anber為於英屬處女群島註冊成立之有限公司：

(i) 茂高（於英屬處女群島註冊成立之有限公司）股本中每股面值美金1.00元之一股股份，相當於茂高之全部已發行股本，該股股份按本公司之指示由Anber轉讓予捷富；

(ii) Yager（於英屬處女群島註冊成立之有限公司）股本中每股面值美金1.00元之20,000股股份，相當於Yager之全部已發行股本；及

(iii) Wilberforce（於英屬處女群島註冊成立之有限公司）股本中每股面值美金1.00元之20,000股股份，相當於Wilberforce之全部已發行股本；

代價為以入賬列為繳足方式發行及配發3,120,100股股份予Anber。

(d) 於二零零三年六月三十日，合和中國發展分別按面值配發及發行一股每股面值港幣1.00元之普通股予捷富及冠佳，以換取現金，而捷富以信託形式代冠佳持有其一股股份。

(e) 於二零零三年六月三十日，合和中國發展之股東通過一項特別決議案，廣深高速公路公司（於上文第(d)段所述之發行新股前實益持有合和中國發展之100%投票權）實益持有之普通股轉換成每股面值港幣1.00元之遞延無投票權股份，及據此修訂本公司之公司細則。

(f) 於二零零三年六月三十日，除促使進行上文第(d)及(e)段所述之事宜外，將當時由廣深高速公路公司轉讓Fan Wai全部已發行股本予冠佳，作為本公司按廣深高速公路公司之指示配發及發行140股股份予Anber之代價。

(g) 於二零零三年六月三十日，Camweld Investments Limited（「Camweld」）向捷富購入冠佳已發行股本中每股面值美金1.00元之500股股份，代價為Camweld按捷富之指示轉讓500股廣深高速公路公司已發行股本中每股面值美金1.00元之股份予Anber。

(h) 於二零零三年六月三十日，Anber、Camweld、廣深高速公路公司、捷富及冠佳訂立一份債務變更契據，據此，Anber及廣深高速公路公司將彼等各自根據合和中國、Camweld及廣深高速公路公司於一九九四年十二月二十八日訂立之平衡協議（經合和中國、Camweld、廣深高速公路公司及Anber於一九九七年七月十四日訂立之債務變更協議修訂）之權利與責任分別以經債務變更之形式轉讓予捷富及冠佳。

(i) 於二零零三年七月二十三日，Anber與本公司訂立資本化協議，據此，本公司於將其當時欠Anber之款額港幣4,500,000,000元撥充資本時，配發及發行2,156,879,750股入賬列為繳足股份予Anber。

合和集團旗下若干公司因重組(以及先前所進行之公司重組)而持有合和公路基建若干附屬公司(於香港註冊成立)之遞延無投票權股份。該等遞延無投票權股份之權利及限制載列如下：

(i) 有關收入方面

公司可釐定有關各財政期間或其他時候分派之溢利，須根據普通股持有人分別持有之繳足普通股款額，分派予普通股持有人。遞延無投票權股份之持有人無權參與該項分派。

(ii) 有關股本方面

於清盤時或其他原因退回資產，公司可供分派予其股東之資產須首先分派或退回予總值港幣100,000,000,000元之每股普通股持有人，及其後分派或退回予繳足股款之遞延無投票權股份持有人，該等資產之餘額為按繳足普通股之款額比例，屬普通股持有人所有及分派予彼等。

(iii) 有關投票方面

於舉手投票時，每名親身出席之普通股持有人擁有一票，及於投票表決時，每名親身或委派代表出席之普通股持有人於其所持有之每股普通股擁有一票。遞延無投票股份並無賦予其持有人收取公司任何股東大會通知，或出席股東大會或在大會上投票之權利。

(e) 本公司附屬公司之股本變動

本公司之附屬公司於本公司之會計師報告(全文載於本招股章程附錄一)內有所提述。於本招股章程刊發日期前兩年內，本公司之附屬公司之股本出現下列變動。

(i) 於二零零三年五月十九日，捷富按面值配發及發行一股面值美金1.00元之股份予本公司，以換取現金。

(ii) 於二零零三年五月十九日，冠佳按面值配發及發行20,000股每股面值美金1.00元之股份予捷富，以換取現金。

(iii) 於二零零三年五月二十四日，合和屋宇有限公司無償轉讓其以信託方式為廣深高速公路公司持有之一股合和中國發展面值港幣1.00元之普通股予HH Nominees Limited(其以信託方式為廣深高速公路公司持有該股股份)。

(iv) 於二零零三年五月二十四日，合和無償轉讓其以信託方式為合和中國持有之一股合和中國發展面值港幣1.00元之遞延無投票權股份予合和中國。

(v) 於二零零三年六月三十日，合和無償轉讓其以信託方式為合和中國持有之一股合和廣珠面值港幣1.00元之遞延無投票權股份予合和中國。

(vi) 於二零零三年六月三十日，合和屋宇有限公司無償轉讓其以信託方式為Wilberforce持有之一股合和廣珠面值港幣1.00元之普通股予捷富(其以信託方式為Wilberforce持有該股股份)。

(vii) 於二零零三年六月三十日，Anber按本公司之指示轉讓茂高面值美金1.00元之一股股份予捷富、Yager每股面值美金1.00元之20,000股股份轉讓予本公司及將Wilberforce股本中每股面值美金1.00元之20,000股股份轉讓予本公司，代價為發行及配發3,120,100股入賬列為繳足股份予Anber。

(viii) 於二零零三年六月三十日，合和中國發展分別按面值配發及發行一股面值港幣1.00元之普通股予捷富及冠佳，以換取現金，而捷富以信託形式為冠佳持有其於合和中國發展之股份。

(ix) 於二零零三年六月三十日，合和中國發展之股東通過一項特別決議案，將當時由廣深高速公路公司及由HH Nominees Limited(以信託形式為廣深高速公路公司持有)持有之一股面值港幣1.00元之普通股轉換成每股面值港幣1.00元之遞延無投票權股份。

(x) 於二零零三年六月三十日，廣深高速公路公司除促成上述(viii)及(ix)項所述之事宜外，按每股面值美金1.00元Fan Wai之一股股份轉讓予冠佳，作為本公司按廣深高速公路公司之指示，配發及發行140股股份予Anber之代價。

(xi) 於二零零三年六月三十日，捷富轉讓500股冠佳每股面值美金1.00元之股份予Camweld，代價為Camweld按捷富指示轉讓500股廣深高速公路公司每股面值美金1.00元之股份予Anber。

除上述者外，於本招股章程刊發日期前兩年內，本公司附屬公司之股本並無任何變動。

(f)　本公司購回本身之證券

本節包括聯交所規定須收錄於本招股章程內有關本公司購回本身證券之資料。

(1)　上市規則之規例

上市規則容許以聯交所為第一上市市場之公司在聯交所購回本身之證券，惟須受若干限制，其中最重要者概述如下：

(a)　股東批准

以聯交所為第一上市市場之公司在聯交所進行之所有證券購回，必須事先以普通決議案(不論以一般性授權或有關特定交易之特定批准)獲得批准。

附註：根據本公司唯一股東於二零零三年七月十六日通過之書面決議案，董事獲授一般性無條件授權(「證券購回授權」)，可在聯交所或證監會及聯交所認可之任何其他證券交易所，隨時購回本公司之股份，(1)購回之股份數目將最多達(i)緊隨售股完成後本公司已發行股本面值總額，及(ii)根據超額配股權而可能發行之本公司股本面值總額兩者總和之10%，及(2)購回附有可認購股份權利之認股權證數目將最多達緊隨售股完成後將發行之認股權證數目之10%，直至下列三者中較早之日期：本公司下屆股東週年大會結束，或本公司之公司細則或任何其他適用法律規定須舉行本公司下屆股東週年大會之期間屆滿時，或本公司股東在股東大會上以普通決議案撤銷、修訂或重續該項授權之日。

(b)　資金來源

用於任何購回之資金必須依照本公司公司組織章程大綱及公司細則及開曼群島適用法律及規例可合法作此用途之資金中撥支。

(c) 買賣限制

公司獲授權在聯交所或證監會及聯交所認可之任何其他證券交易所，購回股份總數，最多不得超過該公司現有已發行股本面值總額10%，或可認購通過授出購回授權之有關決議案當日公司未行使認權股證最多不得超過10%。未經聯交所事先批准，公司不得於緊隨購回證券後30日內，發行或宣佈發行所屬購回證券類別之新證券(於購回前根據行使認股權或類似文據須公司發行證券者除外)。此外，於任何指定曆月在聯交所購回之所有證券，最多不得高於前一個曆月聯交所每日報價表所述之該等證券成交量之25%。公司亦不得在聯交所購回證券，致使倘購回將導致公眾人士所持之上市證券數目，跌至低於聯交所有關該公司最低公眾持股量規定，就本公司的情況而言現時為25%。公司須促使其委任進行購回證券之任何經紀，應聯交所之要求，向聯交所披露其代表公司進行購回之資料。

(d) 購回證券之地位

所有購回證券之上市地位(不論在聯交所或其他證券交易所)須自動註銷，而有關之證書必須於購回時註銷及於進行該購回交收後在合理可行情況下盡快銷毀。根據開曼群島法例，公司所購回之股份須視為經註銷，而公司之已發行股本數額亦須按購回之面值總額削減，即使公司之法定股本將不會削減。

(e) 暫停購回

在發生可影響證券價格或決定之事件後，均須暫停任何證券購回計劃，直至可影響證券價格之消息公佈為止，尤其於緊接初步公佈公全年度業績或刊發公司中期業績報告前一個月，除非情況特殊，否則公司不得在聯交所購回本身之證券。此外，倘公司違反上市規則，則聯交所可禁止公司在聯交所購回證券。

(f) 申報規定

在聯交所或其他證券交易所購回證券，必須最遲於發行人進行購回股份之日後首個營業日早市開市或開市前時段(以較早者為準)開始交易30分鐘前以指定形式申報。此外，公司之年報及賬目必須披露有關回顧財政年度每月購回證券之詳細資料，以顯示每月購回之證券數目(不論在聯交所或其他證券交易所)、每股購回價格或所有該等購回所支付之最高及最低價格及所支付之價格總額。董事會報告亦須指出於該年內進行購回，及董事進行該等購回之原因。

(g) 關連人士

公司被禁止在知情之情況下，在聯交所向關連人士(按上市規則之定義)購回公司證券，而關連人士亦不可在知情之情況下，在聯交所出售其於公司之證券予公司。

(2) 行使證券購回授權

以緊隨售股完成後已發行之2,880,000,000股股份及不超過87,534,002份認股權證為基準，惟不計入因行使超額配股權可能發行之股份及認股權證，全面行使證券購回授權，及以緊隨售股完成後已發行之2,988,000,000股股份及不超過87,534,002份認股權證為基準以及於全數行使超額配股權後，可能導致本公司於直至下列三者中較早之日期，分別購回最多達288,000,000股繳足股份及不超過8,753,400份認股權證及298,800,000股繳足股份及不超過8,753,400份認股權證：(i)本公司下屆股東週年大會結束；(ii)本公司之公司細則及適用法律規定須舉行本公司下屆股東週年大會之期間屆滿時；或(iii)證券購回授權經由本公司股東在股東大會上以普通決議案撤銷、修訂或重續之日。

(3) 進行購回之原因

董事相信購回股份或認股權證只會可有利於本公司及本公司股東時，方予進行。該等購回可提高本公司之資產淨值及／或每股盈利，惟須視乎當時市況及融資安排。

(4) 購回資金

本公司在購回證券時，用於購回證券之資金必須依照本公司公司組織章程大綱、公司細則，及開曼群島適用之法律及規例可合法作此用途之資金中撥支。根據證券購回授權，購回將從本公司合法准許作此用途之資金中撥支，包括本公司溢利或就購回而發行新股份之資金，或倘本公司之公司細則授權及在公司法之規限下，本公司之資金及倘購回時應付任何溢價，本公司之溢利，或本公司股份溢價賬中之任何溢價，或倘本公司之公司細則授權及在公司法之規限下，本公司之資金。本公司不得以現金以外之代價或非聯交所交易規則不時訂定之交收方式在聯交所購回證券。

(5) 一般事項

倘全面行使證券購回授權，則可能對本公司之營運資金或資產負債比率造成重大不利影響(指與本招股章程所披露之情況比較而言)。然而，董事不擬行使證券購回授權，致使對本公司之營運資金需求或董事不時認為對本公司合適之負債水平造成重大不利影響。

董事已向聯交所承諾，在行使證券購回授權時，只要有關規則及法律適用，彼等將按照上市規則、本公司公司組織章程大綱、公司細則及開曼群島適用法律及規例進行。

董事或經作出一切合理查詢後，據董事所深知，其各自之任何聯繫人(定義見上市規則)，現時概無任何計劃，倘股東批准證券購回授權出售任何股份或認股權證予本公司或其附屬公司。

本公司自註冊成立以來，並無購回股份。

本公司現時並無接獲關連人士(按上市規則之定義)通知，彼等目前有意於本公司行使證券購回授權時，出售本公司任何股份或認股權證予本公司，或已承諾不會向本公司出售任何股份。

倘本公司購回股份時，令其中一名股東所佔本公司有表決權股份比例增加，就香港公司收購及合併守則(「守則」)而言，該項增加將作為一項收購處理。因此，一名股東，或一致行動(定義見守則)之多名股東可獲得或鞏固其對本公司之控制權(視乎有關之一名或多名股東所佔之權益增加之水平)，並須遵照守則第26條提出強制性收購建議。除上述者外，董事不知悉根據守則，因於緊隨股份上市後購回股份而引致之任何後果。

II. 有關本集團業務之進一步資料

(a) 重大合約概要

以下合約為本集團成員公司於本招股章程刊發日期前兩年內訂立確屬或可屬重大之合約(並非循日常業務過程訂立者)：

(i) Anber、Camweld、廣深高速公路公司、捷富及冠佳於二零零三年六月三十日訂立債務變更契據，據此，Anber及廣深高速公路公司將彼等各自根據合和中國、Camweld及廣深高速公路公司於一九九四年十二月二十八日訂立之平等協議(經合和中國、Camweld、廣深高速公路公司及Anber於一九九七年七月十七日訂立之債務變更協議修訂)之權利與責任分別以債務變更之形式轉讓予捷富及冠佳，即本附錄「有關本公司之其他資料」一段「公司重組」分段所述之債務變更契據；

(ii) 本公司與Anber於二零零三年六月三十日訂立買賣契據，據此，本公司購入Yager及Wilberforce之全部已發行股本，及Anber按本公司之指示轉讓茂高全部已發行股本予捷富，代價為發行及配發3,120,100股股份予Anber，即本附錄「有關本公司之其他資料」一段「公司重組」分段所述之買賣契據；

(iii) 廣深高速公路公司與本公司於二零零三年六月三十日訂立之協議，據此，廣深高速公路公司同意(i)促使配發及發行兩股合和中國發展之新普通股予冠佳及其代名人，以及轉換其於合和中國發展實益持有之普通股為遞延無投票權股份，及(ii)轉讓其於Fan Wai之一股股份予冠佳，作為本公司同意按廣深高速公路公司之指示發行及配發140股股份予Anber，該協議即為本附錄「有關本公司之其他資料」一段「公司重組」分段所述之協議；

(iv) Camweld與捷富於二零零三年六月三十日訂立買賣協議，據此，捷富轉讓500股冠佳股份予Camweld，代價為Camweld按捷富之指示將500股廣深高速公路公司股份轉讓予Anber；

(v) Anber與本公司於二零零三年七月二十三日訂立資本化協議，據此，本公司於將其當時欠Anber之款額港幣4,500,000,000元撥充資本時，配發及發行2,156,879,750股入賬列為繳足股份予Anber，該份資本化協議即為本附錄「有關本公司之其他資料」一段「公司重組」分段所述之資本化協議；

(vi) 公開發售包銷協議；

(vii) 合和、Anber與本公司(為其本身及作為其附屬公司及合營企業之受託人)於二零零三年七月二十五日訂立彌償保證契據，據此，合和及Anber已向本集團提供若干彌償保證(其中包括)本附錄「其他資料」一段「遺產稅及稅項彌償保證」分段所述之彌償保證；

(viii) 本公司、合和及花旗集團於二零零三年七月二十五日就(其中包括)限制發行及出售股份之若干承諾訂立之承諾契據；

(ix) 合和於二零零三年七月二十五日向本公司作出之不構成競爭承諾，據此，合和已承諾不會從事投資中國收費公路項目，但若干例外情況除外，該項不構成競爭承諾即為「與合和集團之關係 — 一般情況」一節所述之不構成競爭承諾；及

(x) 合和於二零零三年七月二十五日向本公司作出之彌償保證契據，據此，倘環城公路合營企業於採取為獲取廣州東南西環高速公路廣州段之未獲取土地使用權證之所有必需行動(該等行動包括但不限於為取得該等證書必須支付所有費用、開支、溢價及成本，及產生所有開支)後，仍無法取得該等證書，導致本集團須承擔任何負債及罰金，則合和已同意向本公司作出彌償保證。

(b) 知識產權

本集團為下列域名之註冊人：

域名	註冊日期	屆滿日期
hopewellhighway.com	二零零三年七月九日	二零一一年四月十一日

(c) 合營企業

本集團之三項現有項目全部均為根據規管中外合作經營企業之適用中國法律成立(或就西線一期合營企業而言，將予成立)之合營企業，有關概要載於下表：

	廣深高速公司合營企業	環城公路合營企業	西線一期合營企業
成立日期	一九八八年四月二十七日	一九九二年十二月二十六日	正在成立中
批覆規定	廣東省人民政府於一九八八年四月二十五日頒發其成立為中外合作經營企業之批准證書	廣州市人民政府於一九九二年十二月二十四日頒發其成立為中外合作經營企業之批准證書	正在獲取最後批文
	中國工商行政管理總局於一九八八年四月二十七日發出營業執照	中國國家工商行政管理總局於一九九二年十二月二十六日發出營業執照	
投資總額	人民幣12,217,000,000元(經廣東省審計廳審核之建造總成本)	人民幣4,500,000,000元	人民幣1,680,000,000元(經廣東省發展計劃委員會批准)
註冊資本	人民幣471,000,000元(相等於港幣702,000,000元)，於一九九一年十二月十二日繳足及核實	美金55,000,000元，於一九九五年三月二十三日繳足及核實	批准不少於投資總額之35%；即人民幣588,000,000元及仍未支付
專營期	由一九九七年七月一日起計三十年	由二零零二年一月一日起計三十年	由成立日期(預期於二零零三年)起計三十年
業務範圍	計劃、設計、興建、經營及管理廣深高速公路項目及廣深高速公路沿線之多項設施，包括自助食堂、廣告、公共汽車服務、停車位、加油站、汽車維修中心、客車及貨車站及零售銷售	按環城公路合營企業合同所規定，計劃、設計、興建、經營及管理廣州東南西環高速公路項目及沿線多項設施	有待最後審批，業務範圍包括投資、計劃、設計、興建及經營西線一期

III. 有關董事、高級管理層及員工之進一步資料

(a) 董事

(1) 權益披露

(a) 緊隨售股完成後，倘不計入根據售股可能獲認購之股份及因行使超額配股權而將予發行之股份，本公司董事及最高行政人員於本公司或其相聯法團(定義見證券及期貨條例第XV部)之股本、相關股份及債券中，擁有根據證券及期貨條例第XV部第7及第8分部須於股份上市後隨即知會本公司及聯交所之權益及淡倉(包括根據該等條文彼等被當作或視作擁有之權益及淡倉)，或根據證券及期貨條例第352條須於股份上市後隨即登記於該條例所述之股東名冊之權益，或根據上市規則有關上市公司董事進行證券交易之標準守則之規定須於股份上市後隨即知會本公司及聯交所之權益及淡倉將如下：

(i) 於最後實際可行日期，合和股份之實益權益及淡倉[(i)]

董事姓名	個人	家族	公司[(ii)]	其他	總計
胡應湘	62,494,032	21,910,000[(iii)]	111,250,000[(iv)]	30,680,000	226,334,032
何炳章	19,360,000	246,000	2,050,000	–	21,656,000
胡文新	24,350,000	–	820,000	–	25,170,000
中原紘二郎	10,671	–	–	–	10,671
梁國基	10,000	–	–	–	10,000

附註：

(i) 該等權益不包括合和股本衍生工具之相關股份。該等權益須與下文第(ii)分段(倘適用」)所載之權益合計，以得出董事合共實益擁有之合和權益。

所有合和股份之權益為好倉。董事或最高行政人員概無持有合和股份之任何淡倉。

(ii) 該等合和股份由有關董事根據證券及期貨條例被視為有權於股東大會上行使或控制行使三分之一或以上之投票權之公司實益擁有。

(iii) 21,910,000股合和股份之家族權益即胡應湘爵士之妻子胡郭秀萍爵士夫人所持有之權益。

(iv) 111,250,000股合和股份之公司權益即胡應湘爵士及胡郭秀萍爵士夫人透過公司持有之權益。該數目包括胡郭秀萍爵士夫人透過公司持有之61,190,000股合和股份。

(ii) *於相聯法團股本衍生工具之相關股份之實益權益及淡倉*

於最後實際可行日期，下列董事持有根據合和於一九九四年十月十一日採納之認股權計劃授出之尚未行使認股權，並賦予其認購該等數目之合和股份，詳情如下：

董事姓名	授出日期	行使價每股合和股份港幣6.15元之尚未行使認股權數目	可行使認股權之期間
胡文新	二零零二年四月三日	2,500,000	二零零二年十月三日至二零零五年十月二日
陳志鴻	二零零二年四月二日	1,000,000	二零零二年十月二日至二零零五年十月一日
賈呈會	二零零二年四月二日	800,000	二零零二年十月二日至二零零五年十月一日

附註：概無董事或最高行政人員持有相聯法團股本衍生工具之相關股份之任何淡倉。

(iii) *於相聯法團債券中之實益權益*

於最後實際可行日期：

(1) 廣深高速公路公司發行9⅞厘於二零零四年到期面值美金4,850,000元之票據，由胡文新先生有權於股東大會上行使三分之一或以上投票權之公司實益擁有；及

(2) 廣深高速公路公司發行9⅞厘於二零零四年到期面值美金400,000元之票據由藍利益先生實益擁有。

(iv) *於本公司股本衍生工具之相關股份中之實益權益及淡倉*

下列董事因其於上文第(i)分段所載合和股份之權益，將擁有將分派予合資格合和股東之下列概約數目認股權證之實益權益，詳情如下：

董事姓名	個人	家族	公司[ii]	其他	總計
胡應湘	6,249,401	2,191,000[iii]	11,124,999[iv]	3,068,000	22,633,400
何炳章	1,936,000	24,600	205,000	–	2,165,600
胡文新	2,435,000	–	82,000	–	2,517,000
中原紘二郎	1,067	–	–	–	1,067
梁國基	1,000	–	–	–	1,000

附註：

(i) 於認股權證之所有權益將為好倉。概無董事或最高行政人員將持有當時之認股權證之任何淡倉。

(ii) 該等認股權證由有關董事根據證券及期貨條例被視為有權於股東大會上行使或控制行使三分之一或以上之投票權之公司實益擁有。

(iii) 2,191,000份認股權證之家族權益即胡應湘爵士之妻子胡郭秀萍爵士夫人所持有之權益。

(iv) 11,125,000份認股權證之公司權益即胡應湘爵士及胡郭秀萍爵士夫人透過公司持有之權益。該數目包括胡郭秀萍爵士夫人透過公司持有之6,119,000份認股權證。

(b) 緊隨售股完成後，除上文(a)段所披露之權益外，據董事所知及不計入根據售股而可能獲認購之股份，及因行使超額配股權而將予發行之股份，根據證券及期貨條例第XV部，以下人士將於或被視為於當時已發行股份中擁有10%或以上之權益，或根據證券及期貨條例第XV部第2及第3分部之條文，於股份及相關股份中擁有須向本公司作出披露之權益或淡倉:

(i) Anber。Anber將持有2,160,000,000股股份，佔本公司已發行股本約75%。

(ii) 珠江基建發展有限公司(「珠江基建」)。由於Anber是由珠江基建全資擁有，根據證券及期貨條例第XV部，珠江基建將被視作擁有同一批2,160,000,000股股份之權益，佔本公司已發行股本約75%。

(iii) Dover Hills Investments Limited(「Dover Hills」)。由於珠江基建是由Dover Hills全資擁有，根據證券及期貨條例第XV部，Dover Hills將被視作擁有同一批2,160,000,000股股份之權益，佔本公司已發行股本約75%。

(iv) Supreme Choice Investments Limited(「Supreme Choice」)。由於Dover Hills是由Supreme Choice全資擁有，根據證券及期貨條例第XV部，Supreme Choice將被視作擁有同一批2,160,000,000股股份之權益，佔本公司已發行股本約75%。

(v) 合和。由於Supreme Choice是由合和全資擁有，根據證券及期貨條例第XV部，合和將被視作擁有同一批2,160,000,000股股份之權益，佔本公司已發行股本約75%。

(c) 除本附錄所披露者外，惟不計入根據售股而可能認購之任何股份，及因行使超額配股權而將予發行之股份，董事不知悉任何人士將於緊隨售股完成後，直接或間接擁有當時已發行股份或本集團任何成員公司之股本權益10%或以上之權益，佔該公司之股本權益10%或以上。

(d) 鑒於胡應湘爵士、何炳章先生、胡文新先生、陳志鴻先生及黃禮佳先生於合和、本公司之居間控股公司及／或參與重組之合和集團其他公司之董事職位(或當時之董事職位)，故其各自於重組過程及有關交易及安排中擁有或可能被視為擁有權益。

(e) 鑒於胡應湘爵士、何炳章先生、胡文新先生、陳志鴻先生、梁國基工程師、賈呈會先生及中原紘二郎先生各自所擁有之合和股份權益，於重組過程及有關交易及安排中擁有或可能被視為擁有權益。

(2) 董事酬金

(i) 截至二零零二年六月三十日止財政年度，本集團支付約港幣3,381,820元予董事作為酬金。

(ii) 截至二零零三年六月三十日止財政年度，本集團將支付予董事之酬金估計約為港幣2,682,000元（港幣1,818,000元予陳志鴻先生、港幣169,000元予黃禮佳先生及港幣695,000元予賈呈會先生）。

(iii) 除附錄一所披露者外，截至二零零二年六月三十日止財政年度及截至二零零三年四月三十日止十個月，董事概無向本集團收取任何酬金或實物利益。

(iv) 根據現行建議安排，待股份在聯交所上市後，本公司及其附屬公司於上市日期或前後開始應支付予董事之年度酬金（不包括可能支付之任何管理花紅）將如下：

	港幣（調整至最接近之千位）
胡應湘爵士	3,260,000
何炳章先生	2,500,000
胡文新先	1,906,000
陳志鴻先生	1,906,000
梁國基工程師	1,737,000
黃禮佳先生	590,000
賈呈會先生	1,012,000
葉思明先生	1,672,000
藍利益先生	100,000
嚴震銘先生	100,000
中原紘二郎先生	100,000
費宗澄先生	100,000

(b) 關連人士交易

本集團於緊接本招股章程刊發日期前兩年內訂立關連人士交易，誠如附錄一所載會計師報告第A節附註30及本招股章程「與合和集團之關係」一節「關連交易」一段所述。

(c) 免責聲明

除本招股章程所披露者外：

(1) 各董事或名列本附錄「其他資料」一節「專家同意書」一段之任何人士，概無就發起組成本公司擁有任何權益，亦無於緊接本招股章程刊發日期前兩年內，在本集團任何成員公司所收購、出售或租賃，或本集團任何成員公司擬收購、出售或租賃之任何資產中擁有權益；

(2) 各董事或名列本附錄「其他資料」一節「專家同意書」一段之任何人士，概無於直至本招股章程刊發日期仍屬有效，且對本集團業務屬重大之任何合約或安排中，擁有重大權益；

(3) 名列本附錄「其他資料」一節「專家同意書」一段之任何人士，概無於本集團任何成員公司持有任何股權，亦無擁有權利(不論具法律約束力與否)認購或委派他人認購本集團任何成員公司之證券；

(4) 董事概無與本公司或本集團任何成員公司訂立或建議訂立任何服務協議，惟不包括於一年內屆滿或僱主免付賠償(法定賠償除外)可予以終止之合約；

(5) 於本招股章程刊發日期前兩年內，概無支付現金、配發證券或提供其他利益予本公司任何發起人，亦概無根據售股或本招股章程所述之任何相關交易擬支付任何該等現金、配發任何該等證券或提供任何該等利益；及

(6) 據董事所知，概無董事、彼等各自之聯繫人(定義見上市規則)或擁有本公司已發行股本5%或以上之股東於本集團五大客戶或本集團五大供應商中擁有任何權益。

IV 認股權計劃

下文為本公司唯一股東於二零零三年七月十六日以書面決議案批准及合和股東於合和於二零零三年七月十六日舉行之股東特別大會上批准之認股權計劃主要條款概要:

(A) 認股權計劃旨在以一個靈活之方式，讓本公司向參與者(定義見下文第(C)段)提供鼓勵、獎勵、酬金、補償及／或提供利益及就董事會可不時批准之該等其他目的。

(B) 認股權計劃須待(i)本公司唯一股東通過一項普通決議案批准採納認股權計劃及授權董事授出根據認股權計劃之條款認購股份之權利(「認股權」)、認購認股權涉及之股份及因行使根據認股權計劃授出之任何認股權而配發及發行股份；(ii)合和股東於股東大會上批准認股權計劃；(iii)包銷商根據包銷協議之責任成為無條件(包括(如有關)因包銷商豁免任何條件)及並無根據包銷協議之條款或其他條款予以終止；(iv)上市委員會批准(1)已發行及本招股章程所述將予發行之股份及(2)因行使根據認股權計劃授出之認股權而將予發行之任何股份上市及買賣；及(v)股份開始在聯交所買賣。倘上述條件未能於本招股章程刊發日期後90日或之前達成，認股權計劃將會隨即終止，且概無任何人士有權獲得根據或與認股權計劃有關之任何權利或利益或須履行根據或與認股權計劃有關之任何責任。

(C) 董事會可酌情邀請(i)本集團各成員公司之任何執行或非執行董事(包括獨立非執行董事)或任何僱員(不論全職或兼職)；(ii)由本集團各成員公司之任何僱員、執行或非執行董事所成立之全權信託之任何全權對象；(iii)本集團各成員公司之任何顧問、專業人士及其他諮詢人(或建議將獲委任以提供該等服務之人士、機構或公

司）；(iv)本公司任何最高行政人員或主要股東；(v)本公司董事、最高行政人員或主要股東之任何聯繫人；及(vi)本公司主要股東之任何僱員（不論是全職或兼職）（「參與者」）接受認股權，惟董事會有絕對酌情權釐定任何人士是否屬於上述類別。在釐定各參與者之合資格基準時，董事會可考慮董事會按其酌情權認為適當之該等因素。於發生可影響股價之事件或正就可影響股價之事件作出決定時，不得提出授出任何認股權之建議，直至該等可影響股價之資料已根據上市規則之規定公佈為止。尤其於緊接下列兩者中較早之日期前一個月期間，不得授出認股權：(i)為批准本公司中期或年度業績而舉行董事會會議之日期（以根據上市規則本公司首次通知聯交所之日期為準）；及(ii)本公司根據上市規則之規定須公佈其中期或年度業績公佈之最後期限，直至發表該等業績公佈為止。

(D) 倘本公司於建議授出認股權（「建議」）日期起計28日內接獲建議函件副本（包括由原承授人（「承授人」）正式簽署之認股權接納文件）連同向本公司支付港幣1.00元作為授出認股權之代價，則建議將被視為已獲根據認股權計劃之條款接納建議之任何參與者，或（如文義准許）因承授人身故而由有權獲得任何該等認股權之法定遺產代理人所接納，則與建議有關之認股權將被視作已授出及已生效。在任何情況下，該筆款項不可退還。股份之認購價乃按照下文(E)段計算。

(E) 根據認股權計劃之股份認購價，最少將不會低於下列三者中之最高者：(i)於承授人接納建議日期（或倘該日期並非一營業日，則為下一個營業日，（「授出日期」））股份在聯交所每日報價表所報之收市價；(ii)緊接授出日期前五個營業日股份在聯交所每日報價表所報之平均收市價（倘本公司於授出日期之上市日數少於五個營業日，則新發行價將被用作股份上市前期間內之任何營業日之收市價）；及(iii)股份之面值。

(F) (i) 除非本公司根據下文第(ii)段取得股東授出之重新批准，否則因行使根據認股權計劃及本公司任何其他認股權計劃將予授出之所有認股權而可能將予發行之股份總數，合共不得超過緊隨售股完成後已發行股份總數（即288,000,000股股份）之10%。

(ii) 在下文第(iv)段之規限下，本公司可於股東大會上尋求其股東批准重訂上文(i)段所載之10%上限，致使上限所指因行使根據認股權計劃及本公司任何其他認股權計劃將予授出之所有認股權而可能將予發行之股份總數，於重訂後不會超過於批准重訂該上限當日之已發行股份總數10%。就計算重訂上限而言，先

前根據認股權計劃及任何其他認股權計劃授出之認股權(包括該等根據認股權計劃或任何其他認股權計劃未行使、已註銷及已失效之認股權或已行使之認股權),則不會計算在內。在該情況下,本公司須向其股東寄發一份通函,當中載有根據上市規則規定之資料。

(iii) 在下文第(iv)段之規限下,本公司可於股東大會上另行尋求其股東批准授出超逾10%上限之認股權,惟超出該上限之認股權只可授予於尋求該批准前本公司特別指定之參與者。在該情況下,本公司須向其股東寄發一份通函,當中載有根據上市規則規定之資料。

(iv) 儘管認股權計劃之任何其他條文,因行使根據認股權計劃及本公司任何其他認股權計劃已授出但仍未行使之所有尚未行使認股權可能發行之股份數目,最多不得超過不時已發行股份總數30%。倘會導致超出該上限,將不會根據認股權計劃及本公司任何其他認股權計劃授出任何認股權。

(G) 在認股權計劃條文及上市規則規限下,董事會可於提出授出認股權建議時,按其絕對酌情權就認股權施加認為合適之任何條件、限制或局限。

(H) (i) 任何一名參與者之最高配額,是指於任何十二個月期間內因行使授予各參與者之認股權(包括已行使及未行使認股權)而發行及將予發行之股份總數,惟股份數目不得超過已發行股份總數之1%。

(ii) 截至進一步授出認股權日期(包括該日在內)為止之十二個月內,倘進一步授出認股權予參與者可能導致因行使根據認股權計劃及本公司任何其他認股權計劃授予及將授予該名參與者之所有認股權(包括已行使、已註銷及尚未行使之認股權)而發行及將予發行之股份合共超過已發行股份之1%,須獲股東於股東大會上批准,而該名參與者及其聯繫人必須就此放棄投票。就計算認購價而言,根據將予授出之認股權之股份數目及將授予該名參與者之認股權之條款,須於股東批准及就進一步授出認股權而舉行之董事會會議日期(被視作授出日期)前訂定。在該情況下,本公司須向其股東寄發一份通函,當中載有根據上市規則規定之資料。

(I) (i) 凡向本公司之董事、最高行政人員或主要股東(全部按上市規則之定義)或彼等各自任何聯繫人之參與者授出認股權,必須經本公司獨立非執行董事(本身為承授人之獨立非執行董事除外)批准。

(ii) 倘董事會建議向身為主要股東(按上市規則之定義)或獨立非執行董事或彼等任何聯繫人之參與者授出認股權,導致截至授出日期(包括該日在內)為止之十二個月期間,根據認股權計劃及本公司任何其他認股權計劃而已授予或將

授予該名參與者之認股權(包括已行使、已註銷及尚未行使之認股權)獲悉數行使而已發行及將發行之股份數目：

(1) 合共相當於已發行股份總數超過0.1%；及

(2) 按各授出日期股份之收市價計算之價值總額超過港幣5,000,000元，

則該等建議授出認股權必須經股東於股東大會上批准。在該情況下，根據上市規則之規定，本公司須寄發一份載有所有該等條款之通函予股東。本公司之所有關連人士必須於該股東大會上就此放棄投票(惟擬就有關決議案投反對票，並且已於通函內述明此意向之關連人士則除外)。於大會上就批准授出該等認股權之任何投票表決，均須以票選方式進行。

(J) 認股權可按認股權計劃之條款，於董事會按其絕對酌情權釐定之期間及董事會通知各承授人可行使認股權之期間內隨時行使，惟在任何情況下，該行使期間不得超過由根據認股權計劃授出任何特定認股權之日期起計十年期間(「認股權期間」)。在下文第(T)至(V)段之規限下，認股權於認股權期間屆滿時應自動失效及不可予以行使(以尚未行使者為限)。

(K) 除董事會另有所決定及於授出認股權時將發出予參與者之建議函件中指明者外，承授人於行使認股權前毋須達到任何表現目標，亦毋須於行使認股權前規定以任何最短期間持有該認股權。

(L) 認股權僅屬承授人個人所有及不可轉讓，而承授人不得以任何形式出售、轉讓、抵押、按揭、使其承受任何產權負擔或增設任何與認股權相關之第三方權益。在上文所規限下，認股權於承授人違反前述各項之日應自動失效及不可予以行使(以尚未行使者為限)。

(M) 倘承授人因任何理由(身故或因下文第(O)段所述之一個或以上理由而終止受僱、董事職位、職位或獲委聘除外)不再成為參與者，該名承授人可於終止任職日期後三個月期間(或董事會可能決定之該較長期間)內，行使於終止任職日期其可享有之認股權(以於終止任職日期其可享有之尚未行使認股權為限)，終止任職日期指其於有關公司之最後實際工作日(無論是否發放薪金以代替通知)，或於有關公司之最後任職、獲委聘或董事職務日期(視乎情況而定)。在上文之規限下，認股權於上述期間屆滿時應自動失效及不可予以行使(以尚未行使者為限)。

(N) 倘承授人在悉數行使認股權前身故，且並無任何事項足以構成根據下文第(O)段所述終止受僱、董事職位、職位或獲委聘之理由，則該名承授人之遺產代理人可於六個月期間或董事會由身故日期起可能決定之該較長期間內，行使最多達該承授人於身故日期可享有之認股權(以尚未行使者為限)。在上文之規限下，認股權於上述期間屆滿時應自動失效及不可予以行使(以尚未行使者為限)。

(O) 倘承授人因其不當行為，或有可能未能支付或無任何合理期望能支付債務，或已成為無力償債，或大致上已與其債權人訂立任何安排或債務重整協議，或已觸犯任何涉及其行事持正或誠信之刑事罪行等理由而被終止其任職、董事職務、職位或委聘之原因，不再為有關公司或本公司主要股東(視乎情況而定)之僱員、董事、顧問、專業顧問或最高行政人員，認股權(以尚未行使者為限)將會於當日自動失效。

(P) 倘本公司向其股東發出通告召開股東大會，以考慮並酌情通過有關本公司自動清盤(而非重組、合併或債務償還安排)之決議案，本公司須於其寄發通告同日或寄發通告後隨即召開股東大會，向所有承授人發出通知，而各承授人(或其法定遺產代理人)隨即有權於最遲於建議召開本公司股東大會前兩個營業日內隨時向本公司發出書面通知行使其所有或任何認股權，連同支付就所發出之通告所述之認購價總額之全數金額，而本公司須盡快，及在任何情況下最遲於緊接上文所述建議股東大會日期前之營業日，配發有關股份予承授人，並入賬列為繳足。在上文之規限下，認股權於上述期間屆滿時應自動失效及不可予以行使(以尚未行使者為限)。

(Q) (i) 倘以收購方式向全體股份持有人(不包括以根據下文(ii)段協議安排之方式)(或收購人及／或由收購人控制之任何人士及／或與收購人有聯繫或一致行動之任何人士以外之全部該等持有人)提出全面收購建議，而倘該等收購建議於有關認股權限期屆滿前成為或宣佈成為無條件，則承授人(或其遺產代理人)可在收購人發出通告後二十一日內，書面通知本公司悉數或按該通告所指定之數額行使認股權(以收購人發出通告之日可予行使但尚未行使者為限)。

(ii) 倘以協議安排之方式向全體股份持有人提出之全面收購建議，獲得有關股東大會之股份持有人所需人數批准，承授人(或其遺產代理人)可隨後(直至本公司通知之期限為止，此後有關之認股權將告失效)悉數或按該通告指定之數額行使認股權(以可予行使及尚未行使者為限)。

(iii) 倘本公司與其股東或債權人擬因或就有關本公司之重組或與任何其他一家或多家公司合併之計劃達成妥協或作出安排(上文第(ii)段預計進行之全面收購建議或債務償還安排除外)，則本公司須於向本公司各股東或債權人發出召開有關考慮該妥協或安排之大會通告當日，向承授人發出有關通告，而承授人(或其遺產代理人)有權由發出通告當日起直至兩個月後或該妥協或安排經法院批准當日(以較早者為準)止期間行使全部或部分認股權(以可予行使但尚未行使者為限)，但行使上述認股權則須待法院批准該妥協或安排及該妥協或安排生

效後，方可作實。待該妥協或安排生效後，除先前已根據認股權計劃行使者外，所有認股權將告失效。本公司可要求承授人(或其遺產代理人)轉讓或以其他方式處理因在此等情況行使認股權而發行之股份，以致承授人因此所處之情況，與股份受制於該妥協或安排之情況盡量相同。

(R) 因行使認股權而配發之股份，須受本公司當時生效之本公司公司組織章程大綱及公司細則所限制，並在各方面與配發及發行當日已繳足之股份享有相同地位，因此賦予持有人享有配發或發行日期或之後所宣派或作出之一切股息或其他分派(惟倘記錄日期早於配發及發行之日之前，則先前宣派或建議或議決派付或作出之任何股息或其他分派除外)。

(S) 倘本公司之股本結構因進行資本化發行、供股、股份拆細或合併，或削減股本出現任何變動而仍有任何認股權可予行使時(不包括本公司因其作為交易方而發行股份作為代價導致股本結構有任何變動)，則經本公司獨立財務顧問或當時之核數師認為公平合理之情況下，以書面核實須對尚未行使之認股權涉及之股份數目，及／或認購價作出相應修訂(如有)，致使承授人於本公司已發行股本所佔比例與之前所享有之比例相同，惟任何該等修訂不可致使股份低於其面值發行。

(T) 認股權計劃由本公司唯一股東通過決議案有條件採納認股權計劃日期起計為期十年有效。

(U) 在獲得有關承授人之同意下，董事會可隨時按全權酌情權決定註銷任何已授出但未獲行使之認股權。認股權於誠如上文所述董事會註銷認股權當日起自動失效及不可予以行使(以尚未行使者為限)。

(V) 本公司可於股東大會通過決議案隨時終止認股權計劃，或由董事會隨時終止認股權計劃之運作。就此情況，將不會另行提呈認股權，但認股權計劃之條文在其他方面仍具有完全之法律效力。

(W) 董事會可通過決議案修訂認股權計劃條文之任何內容，但該計劃中有關符合資格獲授認股權之人士類別及上市規則第17.03條所述一切該等其他事宜之條文，未經股東於股東大會上事先批准，則不得為參與者之利益而作出修改。除根據認股權計劃現有條款自動生效之更改外，認股權計劃之條款及條件之任何重大修訂或對已授出認股權之條款之修訂，則必須經聯交所及股東於股東大會上批准。

本公司已向上市委員會申請，批准因行使根據認股權計劃所授出之認股權，及根據該項計劃初步可能授出最多達288,000,000股股份之認股權而可能發行的股份上市及買賣。

於本招股章程刊發日期，本公司概無根據認股權計劃授出或同意授出任何認股權。

V. 其他資料

(a) 遺產稅及稅項彌償保證

根據本附錄「重大合約概要」一節所述之彌償保證契據，合和及Anber已就(其中包括)本集團任何成員公司、廣深高速公路合營企業或環城公路合營企業(各稱為「獲彌償保證方」)在售股成為無條件當日或之前，就已賺取、應計或收取或聲稱已賺取、應計或收取之任何收入、溢利或收益而可能須繳付之任何稅項(獲彌償保證方自二零零三年四月三十日以來在日常業務過程中賺取之收入、溢利或收益除外)，給予本集團彌償保證，以本公司於各獲彌償保證方(定義見下文)之百分比權益為限。

合和及Anber(「彌償保證方」)將毋須因下列事項根據彌償保證契據承擔有關稅項責任：倘(1)就本集團截至二零零二年六月三十日止三個年度及截至二零零三年四月三十日止十個月之經審核合併賬目(「該等賬目」)，已為該稅項作出撥備或扣除免稅額；(2)由於訂立彌償保證契據之日期後，出現具追溯效力之法律變動，或稅率增加生效，因而產生或錄得之稅項；(3)倘純粹因獲彌償保證方於彌償保證契據日期後在日常業務過程以外之情況下之任何自願進行之行動、交易或遺漏(根據於彌償保證契據訂立日期存在之具約束力之承諾除外)產生之稅項或責任，且未取得任何彌償保證方事先同意；及(4)於該等賬目中作出之稅項撥備或儲備屬超額撥備或超額儲備。

董事獲悉，本公司或其位於開曼群島、英屬處女群島或中國(即組成本集團之一家或多間公司註冊成立之司法權區)之任何附屬公司之法律，不大可能須就遺產稅承擔任何重大責任。

(b) 訴訟

本集團任何成員公司概無涉及任何重大之訴訟或仲裁，且據董事所知，本集團任何成員公司概無任何尚未了結或面臨重大之訴訟或仲裁。

(c) 送達傳票及通告之地址

陳志鴻先生已獲委派為授權人士，代表本公司接收傳票及通告。送達傳票及通告之地址為香港灣仔皇后大道東183號合和中心64樓64-02室。

(d) 保薦人

花旗集團已代表本公司向聯交所上市委員會申請，批准已發行股份及本招股章程所述將予發行之股份及認股權證(包括因行使超額配股權及根據認股權計劃授出之任何認股權而須予發行之任何股份)上市及買賣。

(e) 開辦費用

估計本公司之開辦費用約為美金3,000元，有關費用由本公司支付。

(f) 發起人

本公司之發起人為合和，其於一九七二年六月二十三日在香港註冊成立。於最後實際可行日期，合和之已發行股本為港幣2,189,955,302.50元，分為875,982,121股每股面值港幣2.50元繳足或入賬列為繳足之股份。合和之現有董事、主要往來銀行及核數師列載如下：

發起人之董事

胡應湘爵士	嚴文俊先生	韋高廉先生
何炳章先生	胡文佳先生	雷有基先生
郭展禮先生	胡郭秀萍爵士夫人	李嘉士先生
胡文新先生	陸勵荃女士	楊鑑賢先生
李憲武先生	繆世傑先生	張利民先生

發起人之主要往來銀行

中國銀行(香港)有限公司	東亞銀行有限公司
香港上海滙豐銀行有限公司	法國巴黎銀行
中國工商銀行(亞洲)有限公司	廖創興銀行
花旗銀行	瑞穗實業銀行
新加坡發展銀行有限公司	澳門大豐銀行
恒生銀行	

發起人之核數師

德勤•關黃陳方會計師行

除本招股章程所披露者外，在本招股章程刊發日期前兩年內，發起人並無就售股或本招股章程所述之有關交易，獲支付或提供任何款項或利益。

(g) 專家之資格

以下為於本招股章程提供意見或建議之專家之資格：

名稱	資格
花旗集團	註冊投資顧問及證券交易商
德勤•關黃陳方會計師行	執業會計師
栢誠(亞洲)有限公司	交通顧問
第一太平戴維斯	物業估值師及業務估值師
Maples and Calder Asia	開曼群島法律顧問
海問律師事務所	中國律師

(h) 專家同意書

花旗集團、德勤•關黃陳方會計師行、栢誠、第一太平戴維斯、Maples and Calder Asia及海問律師事務所，已分別就本招股章程之刊發發出同意書，同意以本招股章程所載之形式及涵義轉載其報告及／或函件及／或估值證書及／或引述彼等之名稱，彼等迄今並無撤回同意書。

(i) 約束力

倘依據本招股章程遞交申請，則本招股章程即具效力，使全部有關人士須受公司條例第44A條及第44B條之所有適用條文(罰則除外)約束。

(j) 其他事項

(1) 除本招股章程所披露者外：

(a) 自本招股章程刊發日期前兩年內，本公司或其任何附屬公司並無發行或同意將發行繳足或部分繳足之股份或借貸資本，以換取現金或現金以外之代價；

(b) 概無就本公司或其任何附屬公司之股份或借貸資本授出認股權，或同意有條件或無條件授出認股權；

(c) 本公司或其任何附屬公司概無發行或同意發行創辦人股份、管理層股份或遞延股份；及

(d) 於本招股章程刊發日期前兩年內，本公司或其任何附屬公司概無就發行或出售任何股本而給予佣金、折扣、經紀佣金或授予其他特別條款。

(2) 花旗集團、德勤•關黃陳方會計師行、栢誠、第一太平戴維斯、Maples and Calder Asia及海問律師事務所，概無：

(a) 於本集團任何成員公司之任何股份實益或非實益擁有權益；或

(b) 擁有可認購或委派他人認購本集團任何成員公司任何股份之任何權利或認股權(不論具法律約束力與否)。

(3) 本集團旗下並無公司在任何證券交易所上市，亦無在任何交易系統買賣。

(4) 本集團已作出一切必需安排，以便股份及認股權證獲准納入中央結算交易系統進行結算及交收。

I. 送呈公司註冊處處長之文件

隨附本招股章程送呈香港公司註冊處處長登記之文件，包括**白色**及**黃色**申請表格、附錄九「專家同意書」所指之同意書、德勤•關黃陳方會計師行就達致於彼等之會計師報告所載之數字及就此提供有關理由之調整報表及本招股章程附錄九「重大合約概要」一段所指之重大合約之副本。

II. 備查文件

由即日起至二零零三年八月十一日(包括該日)止期間之一般辦公時間內，下列文件之副本將在胡關李羅律師行之辦事處(地址為香港中環康樂廣場1號怡和大廈27樓)可供查閱：

(a) 本公司之公司組織章程大綱及公司細則；

(b) 德勤•關黃陳方會計師行編製之本集團會計師報告(全文載於本招股章程附錄一)及相關之調整報表；

(c) 合和中國發展、合和環穗及合和廣珠截至二零零一年六月三十日及二零零二年六月三十日止兩個財政年度各年之經審核賬目；

(d) 德勤•關黃陳方會計師行編製有關溢利估計及溢利預測之函件，全文載於本招股章程附錄三；

(e) 花旗集團就溢利估計及溢利預測編製之函件，全文載於本招股章程附錄三；

(f) 本招股章程附錄九「重大合約概要」一節所述之重大合約；

(g) 本招股章程附錄九「專家同意書」一節所述之同意書；

(h) 認股權計劃之規則；

(i) 第一太平戴維斯編製之函件及估值證書，全文載於本招股章程附錄四；

(j) 第一太平戴維斯編製之函件及估值證書，全文載於本招股章程附錄五；

(k) 栢誠編製之函件，全文載於本招股章程附錄六；

(l) 構成認股權證之文據之草稿(可予修改)；

(m) Maples and Calder Asia編製之函件，當中概述本招股章程附錄八所述開曼群島公司法若干方面；及

(n) 公司法。

on 7/8/03 Copy



Companies Registry
公司註冊處

Form 表格 **F4**

Return of Alteration in the Charter, Statutes etc. of an Oversea Company
海外公司修改憲章、法規等的申報表

04 MAR 25 AM 7:2

RECEIVED 收件日期 26-07-2003
COMPANIES REGISTRY (Oversea Companies Section) 公司註冊處 (海外公司註冊組)

Company Number 公司編號

F 12732

1 Company Name 公司名稱

Hopewell Highway Infrastructure Limited
合和公路基建有限公司

2 Country of Incorporation 成立為法團所在國家

Cayman Islands

(Note 註 2) **3 Document(s) Constituting or Defining the Constitution of the company which is (are) altered**
被修改的有關組織公司或界定公司組織的文件

Memorandum and Articles of Association of the Company

(Note 註 3) **4 Certified Copy of the Alteration attached 隨本申報表夾附的有關修改的核證副本**

1. Resolutions in writing of the sole shareholder of the Company dated 16th July, 2003; and
2. Amended and Restated Memorandum and Articles of Association of the Company as adopted pursuant to the written resolutions of the sole shareholder passed on 16th July, 2003. (Note : the meeting of the board of directors at which the Offering was considered was closed on 16th July, 2003)

5 Effective Date of Change 生效日期

16	07	2003
DD 日	MM 月	YYYY 年

Signed 簽名 [signature]

(Name 姓名) : (Leo Kwok Kee LEUNG) Date 日期 : 18th July, 2003

Director / ~~Secretary / Manager~~ / ~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

Delete whichever does not apply 請刪去不適用者

Presentor's Name and Address
提交人的姓名及地址

Woo, Kwan, Lee & Lo
27th Floor, Jardine House
1 Connaught Place
Hong Kong
(Our Ref : KT/2003)

For Official Use
請勿填寫本欄

19/07/2003 GG456634
Sh. Form : F4
OV
13 $20.00
TOTAL(CSH) $20.00

Specification No. 1/98
指明編號第 1/98 號

Certified True Copy
For and on behalf of
HOPEWELL HIGHWAY INFRASTRUCTURE LIMITED
合和公路基建有限公司

Director(s)

HOPEWELL HIGHWAY INFRASTRUCTURE LIMITED

(Incorporated in the Cayman Islands)

RESOLUTIONS IN WRITING OF THE SOLE SHAREHOLDER OF THE COMPANY PASSED PURSUANT TO ARTICLE 62 OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

We, the undersigned, being the sole shareholder of Hopewell Highway Infrastructure Limited (the "**Company**") for the time being entitled to receive notice of and to attend and vote at general meetings of the Company, hereby resolve the following resolutions:-

ORDINARY RESOLUTIONS

1. " THAT conditional on (i) the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of, and permission to deal in, the shares of HK$0.10 each in the capital of the Company (the "**Shares**") in issue and the Shares and Warrants (as hereinafter defined) to be issued as mentioned in the prospectus proposed to be issued by the Company and proposed to be dated on or about 28 July, 2003 (the "**Prospectus**") (including any Shares which fall to be issued upon exercise of the subscription rights attaching to the Warrants, the Over-allotment Option (as hereinafter defined) or any options which may be granted under the Share Option Scheme (as defined in Resolution No. 2 below), and (ii) the obligations of Citigroup Global Markets Asia Limited ("**Citigroup**") and/or such other underwriters as named in the Prospectus (together the "**Underwriters**") under the Underwriting Agreements (as defined in the Prospectus) to be entered into between, inter alia, the Underwriters and the Company, becoming unconditional (including, if relevant, as a result of the waiver of any condition(s) by Citigroup, on behalf of the Underwriters) and not being terminated in accordance with the terms of such agreements or otherwise, in each case on or before 6 August, 2003 (or such later date as may be agreed between Citigroup and the Company in writing),

    (a) the proposed offer by the Company of 72,000,000 new Shares (subject to adjustment) for subscription by the public at a price as described in the Prospectus (the "**Offer Price**") on the terms and subject to the conditions set out in the Prospectus and in the application forms relating thereto and the proposed international offering of 648,000,000 new Shares (subject to adjustment) to professional, institutional and other investors at the Offer Price on the terms and subject to the conditions as set out in the Prospectus (together the "**Offering**") subject to such modifications including those as to the size, terms and conditions relating to the Offering, as may be decided by the

directors of the Company be and are hereby approved and that the directors of the Company be and are hereby authorised to effect the same and to allot and issue Shares pursuant thereto;

(b) the option (the "**Over-allotment Option**") pursuant to which Citigroup (on behalf of the international underwriters as named in the Prospectus (together the "**International Underwriters**")) under the international underwriting agreement to be entered into between, inter alia, the International Underwriters and the Company may require the Company to issue up to an aggregate of 108,000,000 additional Shares be and is hereby granted to Citigroup (on behalf of the International Underwriters) and that the directors of the Company be and are hereby authorised to allot and issue up to an aggregate of 108,000,000 additional Shares at the Offer Price if the Over-allotment Option is exercised in full; and

(c) the instrument constituting the warrants for subscription of Shares (the "**Warrant Instrument**"), a copy of which marked "A", subject to further modifications by the directors of the Company, is attached herewith and for the purpose of identification signed by Mr. Eddie Ping Chang HO, a director of the Company, be and is hereby approved and the creation of the warrants (the "**Warrants**") subject to the terms and conditions set out in the Warrant Instrument be and is hereby approved and that the directors of the Company be and is hereby authorised to issue to Hopewell Holdings Limited ("**Hopewell**") free of consideration such number of Warrants which is equal to the aggregate number of whole multiples of 10 shares of HK$2.50 each in the share capital of Hopewell held by each holder of such shares whose names appeared on the register of members of Hopewell at the close of business on 16 July, 2003 (other than those whose addresses on such register at the close of business on such date are outside Hong Kong) and such authority to the directors of the Company shall include authorising the Company's branch warrant registrar in the Cayman Islands and/or principal warrant registrar in Hong Kong to issue the Warrants on the branch warrant register and/or the principal warrant register (as the directors of the Company shall determine) to such persons as Hopewell may direct, and to allot and issue any Shares which may fall to be allotted and issued upon the exercise of the subscription rights attaching to the Warrants.

2. " THAT the rules of the share option scheme (the "**Share Option Scheme**"), the terms of which are set out in the document marked "B" attached herewith and for the purpose of identification signed by Mr. Eddie Ping Chang HO, a director of the Company, be and are hereby approved and that the directors of the Company be and are hereby authorised, at

their absolute discretion, to grant options to subscribe for Shares thereunder, and to allot, issue and deal with the Shares issued pursuant to the exercise of subscription rights under any options which may be granted under the Share Option Scheme and to take all such actions as they consider necessary or desirable to implement the Share Option Scheme and to vote on any matter connected therewith notwithstanding that they or any of them may be interested in the same. "

3. " THAT :-

(a) subject to paragraph (c) below and pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with unissued Shares (as defined in Resolution No.1 above) and to make or grant offers, agreements and options (including but not limited to warrants, bonds and debentures convertible into Shares) which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds and debentures convertible into Shares) which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal value of the share capital allotted or agreed conditionally or unconditionally to be allotted or issued (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) an issue of Shares upon the exercise of any subscription rights attaching to any warrants of the Company, (iii) an issue of Shares upon the exercise of any options which may be granted under the Share Option Scheme (as defined in Resolution No. 2 above) or under any other option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries or any other persons of Shares or rights to acquire Shares, or (iv) an issue of Shares in lieu of the whole or part of the dividend on Shares in accordance with the Articles of Association of the Company or (v) a specific authority granted by the shareholders of the Company in general meeting, shall not exceed the aggregate of 20 per cent. of the aggregate of (aa) the total nominal value of the share capital of the Company in issue immediately following completion of the Offering (as defined in Resolution No. 1 above) and (bb) the total nominal value of share capital of the Company which may be

issued pursuant to the exercise of the Over-allotment Option (as defined in Resolution No. 1 above) and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution :-

"**Relevant Period**" means the period from the passing of this Resolution until whichever is the earlier of :-

(i) the conclusion of the next annual general meeting of the Company; or

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws to be held; or

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking, varying or revising the authority given to the directors of the Company by this Resolution; and

"**Rights Issue**" means an offer of shares or issue of options, warrants or other securities granting the right to subscribe for Shares, open for a period fixed by the directors of the Company to holders of Shares whose names appear on the register of members of the Company (and, where appropriate, to holders of other securities of the Company entitled to the offer) on a fixed record date in proportion to their then holdings of Shares (or, where appropriate, such other securities), subject in all cases to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company. "

4. " THAT :-

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to repurchase securities of the Company on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") or on any other stock exchange on which the securities of the Company may be listed and which is recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to

time, be and is hereby generally and unconditionally approved and the explanatory statement appended to this Resolution be and is hereby noted;

(b) the aggregate nominal value of securities of the Company repurchased by the Company pursuant to the approval granted in paragraph (a) above during the Relevant Period shall :-

(i) in the case of Shares, not exceed 10 per cent. of the aggregate of (aa) the total nominal value of the share capital of the Company in issue immediately following completion of the Offering (as defined in Resolution No. 1 above) and (bb) the total nominal value of share capital of the Company which may be issued pursuant to the exercise of the Over-allotment Option (as defined in Resolution No. 1 above); and

(ii) in the case of warrants of the Company, not exceed 10 per cent. of the aggregate of the number of warrants of the Company in issue immediately following completion of the Offering (as defined in Resolution No. 1 above),

and the authority granted pursuant to paragraph (a) above shall be limited accordingly; and

(c) for the purposes of this Resolution :-

"**Relevant Period**" means the period from the passing of this Resolution until whichever is the earlier of :-

(i) the conclusion of the next annual general meeting of the Company; or

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws to be held; or

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking, varying or revising the authority given to the directors of the Company by this Resolution. "

5. " THAT the general mandate granted to the directors of the Company and for the time being in force to exercise the powers of the Company to allot, issue and deal with unissued Shares (as defined in Resolution No.1 above) pursuant to Resolution No. 3 above be and is hereby extended by the addition to the aggregate nominal value of the

share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal value of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution No. 4 above, provided that such extended amount shall not exceed 10 per cent. of the aggregate of (i) the total nominal value of the share capital of the Company in issue immediately following completion of the Offering (as defined in Resolution No. 1 above) and (ii) the total nominal value of share capital of the Company which may be issued pursuant to the exercise of the Over-allotment Option (as defined in Resolution No. 1 above). "

6. " THAT a capitalisation agreement (the "**Capitalisation Agreement**") to be entered into between Anber Investments Limited ("**AIL**") and the Company, a copy of which marked "C" is attached herewith and for the purpose of identification signed by Mr. Eddie Ping Chang HO, a director of the Company, pursuant to which the Company agreed to allot and issue 2,156,879,750 Shares (as defined in Resolution No.1 above) to AIL credited as fully paid (the "**Capitalisation Shares**") on capitalisation of a sum of HK$4,500 million due and owing by the Company to AIL and the transactions contemplated thereunder be and are hereby approved and that the directors of the Company be and are hereby authorised for and on behalf of the Company to execute the Capitalisation Agreement (with such amendments as may be deemed fit by the directors of the Company) and to take all such actions as they consider necessary or desirable to implement the same (including but not limited to the allotment and issue of the Capitalisation Shares). "

SPECIAL RESOLUTION

7. " THAT the memorandum and articles of association contained in the document marked "D" attached herewith and for the purpose of identification signed by Mr. Eddie Ping Chang HO, a director of the Company, as approved at a meeting of the board of directors of the Company on 16 July, 2003, be approved and adopted as the new memorandum and articles of association of the Company in substitution for and to the exclusion of all the existing memorandum and articles of association of the Company with effect from the close of the meeting of the board of directors of the Company at which the Offering is considered. "

Dated the 16th day of July, 2003.

For and on behalf of
Anber Investments Limited
(Sole Shareholder)

CAYMAN ISLANDS

The Companies Law (2003 Revision) (Cap. 22)

Company Limited by Shares

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

HOPEWELL HIGHWAY INFRASTRUCTURE LIMITED

(adopted by special resolution passed on 16 July, 2003)

1. The name of the Company is **Hopewell Highway Infrastructure Limited**, the Chinese translation of which is 合和公路基建有限公司.

2. The Registered Office of the Company shall be at the offices of M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands or at such other place in the Cayman Islands as the Board may from time to time decide.

3. The objects for which the Company is established are unrestricted and shall include, but without limitation, the following:

(i) To carry on business as an investment company and as an investment holding company and to acquire and hold shares, stocks, debenture stock, bonds, mortgages, obligations and securities of any kind issued or guaranteed by any company, corporation or undertaking of whatever nature and wherever constituted or carrying on business, and shares, stock, debenture stock, bonds, obligations and other securities issued or guaranteed by any government, sovereign ruler, commissioners, trust, local authority or other public body, and to vary, transpose, dispose of or otherwise deal with from time to time as may be considered expedient any of the Company's investments for the time being.

(ii) To subscribe for, conditionally or unconditionally, to underwrite, issue on commission or otherwise, take, hold, deal in and convert stocks, shares and securities of all kinds and to enter into partnership or into any arrangement for sharing profits, reciprocal concessions or cooperation with any person or company and to promote and aid in promoting, to constitute, form or organise any company, joint venture, syndicate or partnership of any kind, for the purpose of acquiring and undertaking any property and liabilities of the Company or of advancing, directly or indirectly, the objects of the Company or for any other purpose which the Company may think expedient.

Form 表格 **D2**



Companies Registry
公 司 註 冊 處

04 MAR 25 AM 7:21

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F12732

1 Company Name 公司名稱

Hopewell Highway Infrastructure Limited
合和公路基建有限公司

2 Type of Change 更改事項

☐ Resignation or cessation 辭職或停職

☑ New appointment 新委任

☐ Change of particulars 更改資料

3 Details of Change 更改詳情

A. Resignation or Cessation 辭職或停職

☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏 | Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 | Company Number 公司編號

b Overseas Passport
海外護照

Number 號碼 | Issuing Country 簽發國家

Date of Resignation or Cessation
辭職或停職日期

DD 日 | MM 月 | YYYY 年

Date 日期 | Alternate To 替代

Presentor's Name and Address
提交人的姓名及地址

Woo, Kwan, Lee & Lo
27th Floor, Jardine House,
1 Connaught Place, Central,
Hong Kong
(Our Ref : KT/2003)

For Official Use
請勿填

Your Receipt
Companies Registry
H.K.

19/07/2003	GG456633
CR No. :	F-012732-
Sh. Form :	F4
13	$20.00
TOTAL(CSH)	$20.00

Notification of Changes of Secretary and Directors (D2)
秘書及董事資料更改通知書

Company Number 公司編號

F12732

3 Details of Change 更改詳情 (cont'd 續上頁)

B. Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期
Appointment of director	10/07/2003 DD 日 | MM 月 | YYYY 年

Existing Name 現用姓名:

Name／New Name 姓名／新姓名:

Surname 姓氏	Other names 名字
NAM 藍	Lee Yick 利益

Alias (if any) 別名（如有的話）:

Previous Names 前用姓名:

Address 地址: 19th Floor, Flat C, 10 Tai Hang Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A713061(1)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

This Notification includes - Continuation Sheet A and 3 Continuation Sheet B.
本通知書包括 ___ 張續頁 A 及 ___ 張續頁 B。

Signed 簽名:

(Name 姓名): (Leo Kwok Kee LEUNG) Date 日期: 18th July, 2003

Director ／~~Secretary／Manager~~／~~Authorized Representative~~
董事 ／秘書／經理 ／授權代表


CR

Companies Registry
公 司 註 冊 處

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Continuation Sheet B (Sheet 1 of 3)
續頁 B 第 頁(共 頁)

Company Number 公司編號: F12732

Details of Appointment／Change of particulars (Section 3B of main form)
委任／更改資料詳情（表格第 3B 項）

Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期 (DD 日 / MM 月 / YYYY 年)
Appointment of director	10/07/2003

Existing Name 現用姓名:

Name／New Name 姓名／新姓名:

Surname 姓氏	Other names 名字
FEI 費	Tsung Cheng, Philip 宗澄

Alias (if any) 別名（如有的話）:

Previous Names 前用姓名:

Address 地址: 38-6 Lane 260 Kuan Fu South Road, Taipei, Taiwan

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
N/A	N/A

b Overseas Passport
海外護照

Number 號碼	Issuing Country 簽發國家
132519545	Taiwan

Form 表格 **D2**



Companies Registry
公司註冊處

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Continuation Sheet B (Sheet 2 of 3)
續頁 B 第 頁(共 頁)

Company Number 公司編號: F12732

Details of Appointment／Change of particulars (Section 3B of main form)
委任／更改資料詳情（表格第 3B 項）

Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期 (DD 日 / MM 月 / YYYY 年)
Appointment of director	10/07/2003

Existing Name
現用姓名:

Name／New Name
姓名／新姓名:

Surname 姓氏	Other names 名字
YEN 嚴	Gordon 震銘

Alias (if any) 別名（如有的話）:

Previous Names 前用姓名:

Address 地址: 6B, La Clare Mansion, No. 92 Pokfulam Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D826978(6)	N/A

b Overseas Passport
海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Form 表格 **D2**



Companies Registry
公 司 註 冊 處

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Continuation Sheet B (Sheet 3 of 3)
續頁 B 第 頁(共 頁)

Company Number 公司編號: F12732

Details of Appointment／Change of particulars (Section 3B of main form)
委任／更改資料詳情（表格第 3B 項）

Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期 (DD 日 / MM 月 / YYYY 年)
Appointment of director	10/07/2003

Existing Name 現用姓名:

Name／New Name 姓名／新姓名:

Surname 姓氏	Other names 名字
NAKAHARA 中原	Kojiro 紘二郎

Alias (if any) 別名（如有的話）:

Previous Names 前用姓名:

Address 地址: Tower 5 2B, Lakeview Garden, 21 Yau On Street, Shatin, New Territories, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
K678468(2)	N/A

b Overseas Passport
海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A





Form 表格 F4

Companies Registry MAR 25 AM 7:21
公司註冊處

Return of Alteration in the Charter, Statutes etc. of an Oversea Company
海外公司修改憲章、法規等的申報表

Company Number 公司編號

F 12732

1 Company Name 公司名稱

Hopewell Highway Infrastructure Limited
合和公路基建有限公司

2 Country of Incorporation 成立爲法團所在國家

Cayman Islands

(Note 註 2) **3 Document(s) Constituting or Defining the Constitution of the company which is (are) altered**
被修改的有關組織公司或界定公司組織的文件

Memorandum of Association of the Company

(Note 註 3) **4 Certified Copy of the Alteration attached** 隨本申報表夾附的有關修改的核證副本

Resolutions in writing of the sole shareholder of the Company dated 30th June, 2003

5 Effective Date of Change 生效日期

30	06	2003
DD 日	MM 月	YYYY 年

Signed 簽名 :

(Name 姓名) : (Leo Kwok Kee LEUNG) Date 日期 : 18th July, 2003

Director / ~~Secretary / Manager / Authorized Representative~~ *
董事／秘書／經理／授權代表 *

Your Receipt
Companies Registry
H.K.

* *Delete whichever does not apply 請刪去不適用者*

Presentor's Name and Address
提交人的姓名及地址

Woo, Kwan, Lee & Lo
27th Floor, Jardine House
1 Connaught Place
Hong Kong
(Our Ref : KT/2003)

For (
請勿

19/07/2003	GG456632
CR No. :	F-012732-
Sh. Form :	D2F
13	$20.00
TOTAL(CSH)	$20.00

Specification No. 1/98
指明編號第 1/98 號

HOPEWELL HIGHWAY INFRASTRUCTURE LIMITED
(the "**Company**")

WRITTEN RESOLUTIONS OF THE SOLE SHAREHOLDER OF THE COMPANY PASSED ON 30 JUN , 2003

IT WAS RESOLVED as an ***Ordinary Resolution*** that each share of a par value of HK$1.00 in the unissued and issued share capital of the Company be and is hereby subdivided into 10 shares of a par value of HK$0.10 each.

IT WAS NOTED that the authorized share capital of the Company is HK$380,000.00 divided into 3,800,000 shares of a par value of HK$0.10 each, of which 10 shares of a par value of HK$0.10 each have been issued.

IT WAS FURTHER RESOLVED as an ***Ordinary Resolution*** that the share capital of the Company be increased with immediate effect from HK$380,000.00 divided into 3,800,000 shares of a par value of HK$0.10 each to **HK$1,000,000,000.00 divided into 10,000,000,000 shares of a par value of HK$0.10 each**, by the creation of an additional 9,996,200,000 shares of a par value of HK$0.10 each.

Authorised signatory
For and on behalf of
Anber Investments Limited

Certified True Copy
For and on behalf of
HOPEWELL HIGHWAY INFRASTRUCTURE LIMITED
合和公路基建有限公司

Director(s)

CERTIFIED TO BE A TRUE AND CORRECT COPY

SIG. ____________________
RENDA S. CORNWALL
Asst. Registrar of Companies

Date. 30th June, 2003

REGISTRAR OF COMPANIES
EXEMPTED
CAYMAN ISLANDS

CYC2\CWC\60099\1\815323w23.01!



Companies Registry
公司註冊處

04 MAR 25 AM 7:21

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: F12732

1 Company Name 公司名稱

Hopewell Highway Infrastructure Limited
合和公路基建有限公司

2 Type of Change 更改事項

- [ ] Resignation or cessation 辭職或停職
- [x] New appointment 新委任
- [ ] Change of particulars 更改資料

3 Details of Change 更改詳情

A. Resignation or Cessation 辭職或停職

- [ ] Secretary 秘書
- [ ] Director 董事
- [ ] Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

Date 日期 (DD 日 / MM 月 / YYYY 年)	Alternate To 替代

Presentor's Name and Address 提交人的姓名及地址

Woo, Kwan, Lee & Lo
27th Floor, Jardine House,
1 Connaught Place, Central,
Hong Kong
(Our Ref : KT/2003)

For Official Use 請勿填

Your Receipt
Companies Registry
H.K.

15/07/2003	GG455477
CR No. :	F-012732-
Sh. Form :	D2F
13	$20.00
TOTAL(CSH)	$20.00

Notification of Changes of Secretary and Directors (D2)
秘書及董事資料更改通知書

Company Number 公司編號

F12732

Page 2 第二頁

3 Details of Change 更改詳情 (cont'd 續上頁)

B. Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期
Appointment of director	03/07/2003 DD 日 | MM 月 | YYYY 年

Existing Name 現用姓名:

Name／New Name 姓名／新姓名: Surname 姓氏: WU 胡 — Other names 名字: Ying Sheung, Gordon 應湘

Alias (if any) 別名（如有的話）:

Previous Names 前用姓名:

Address 地址: 25 Perkins Road, Jardine's Lookout, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
B144802(7)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

This Notification includes - Continuation Sheet A and -6- Continuation Sheet B.
本通知書包括 ____ 張續頁 A 及 ____ 張續頁 B。

Signed 簽名：

(Name 姓名)：(Alan Chi Hung CHAN) Date 日期： 12th July, 2003

Director ~~／Secretary／Manager／~~
~~Authorized Representative~~
董事 ／秘書／經理 ／授權代表



Companies Registry
公 司 註 冊 處

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Continuation Sheet B (Sheet 1 of 6)
續頁 B 第 頁(共 頁)

Company Number 公司編號: F12732

Details of Appointment／Change of particulars (Section 3B of main form)
委任／更改資料詳情(表格第 3B 項)

Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期 (DD 日 / MM 月 / YYYY 年)
Appointment of director	03/07/2003

Existing Name 現用姓名:

Name／New Name 姓名／新姓名:

Surname 姓氏	Other names 名字
HO 何	Ping Chang, Eddie 炳章

Alias (if any) 別名(如有的話):

Previous Names 前用姓名:

Address 地址: 2B Hollywood Heights, No. 6 Old Peak Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A683465(8)	N/A

b Overseas Passport
海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Form 表格 **D2**



Companies Registry
公 司 註 冊 處

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Continuation Sheet B (Sheet 2 of 6)
續頁 B 第 頁(共 頁)

Company Number 公司編號

F12732

Details of Appointment／Change of particulars (Section 3B of main form)
委任／更改資料詳情（表格第 3B 項）

Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期
Appointment of director	03/07/2003 (DD 日 | MM 月 | YYYY 年)

Existing Name 現用姓名:

Name／New Name 姓名／新姓名:

Surname 姓氏	Other names 名字
LEUNG 梁	Kwok Kee, Leo 國基

Alias (if any) 別名（如有的話）:

Previous Names 前用姓名:

Address 地址:

House 4, Brookside, Lot 981, DD289, Ko Tong Village,
Sai Kung, New Territories, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
G102073(A)	N/A

b Overseas Passport
海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Form 表格 **D2**



Companies Registry
公 司 註 冊 處

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Continuation Sheet B (Sheet 3 of 6)
續頁 B 第 頁(共 頁)

Company Number 公司編號

F12732

Details of Appointment / Change of particulars (Section 3B of main form)
委任/更改資料詳情(表格第 3B 項)

Appointment / Change of particulars 委任/更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期
Appointment of director	03/07/2003 (DD 日 | MM 月 | YYYY 年)

Existing Name 現用姓名:

Name / New Name 姓名/新姓名:

Surname 姓氏	Other names 名字
HUANG 黃	Li-Jia 禮佳

Alias (if any) 別名(如有的話):

Previous Names 前用姓名:

Address 地址: Room 503, 38 Dong Chang Nan Jie, Zhong Shan San Lu, Guangzhou, the People's Republic of China

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
N/A	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
00909773	China

Form 表格 **D2**



Companies Registry
公 司 註 冊 處

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Continuation Sheet B (Sheet 4 of 6)
續頁 B 第 頁(共 頁)

Company Number 公司編號: F12732

Details of Appointment／Change of particulars (Section 3B of main form)
委任／更改資料詳情（表格第 3B 項）

Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期 (DD 日 / MM 月 / YYYY 年)
Appointment of director	03/07/2003

Existing Name 現用姓名:

Name／New Name 姓名／新姓名:

Surname 姓氏	Other names 名字
JIA 賈	Cheng Hui 呈會

Alias (if any) 別名（如有的話）:

Previous Names 前用姓名:

Address 地址: Flat A, 13th Floor, Broadville No. 4, Broadwood Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
K440795(4)	N/A

b Overseas Passport
海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A


CR

Companies Registry
公 司 註 冊 處

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Continuation Sheet B (Sheet 5 of 6)
續頁 B 第 頁(共 頁)

Company Number 公司編號: F12732

Details of Appointment／Change of particulars (Section 3B of main form)
委任／更改資料詳情（表格第 3B 項）

Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期 (DD 日 / MM 月 / YYYY 年)
Appointment of director	03/07/2003

Existing Name 現用姓名:

Name／New Name 姓名／新姓名:

Surname 姓氏	Other names 名字
IP 葉	Shih Ming, Christopher 思明

Alias (if any) 別名（如有的話）:

Previous Names 前用姓名:

Address 地址: 20B, 9 Brewin Path, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D684297(7)	N/A

b Overseas Passport
海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A



Companies Registry
公 司 註 冊 處

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Continuation Sheet B (Sheet 6 of 6)
續頁 B 第 頁(共 頁)

Company Number 公司編號: F12732

Details of Appointment／Change of particulars (Section 3B of main form)
委任／更改資料詳情(表格第 3B 項)

Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期 (DD 日 | MM 月 | YYYY 年)
Appointment of secretary	03/07/2003

Existing Name 現用姓名:

Name／New Name 姓名／新姓名:

Surname 姓氏	Other names 名字
LEE 李	Yip Wah, Peter 業華

Alias (if any) 別名(如有的話):

Previous Names 前用姓名:

Address 地址: Flat A, 10th Floor, 140 Argyle Street, Kowloon, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A526823(3)	N/A

b Overseas Passport
海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Form 表格 **F1**



Companies Registry
公 司 註 冊 處

04 MAR 25 AM 7:21

Registration of an Oversea Company in Hong Kong
香港註冊海外公司詳情

Company Number 公司編號

F

(For Official Use) 請勿填寫本欄

1 Company Name 公司名稱

Hopewell Highway Infrastructure Limited
合和公路基建有限公司

2 Country of Incorporation 成立爲法團所在國家

Cayman Islands

3 Principal Place of Business in Hong Kong 在香港的主要營業地址

Room 64-02, 64th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong

4 Offices in Place of Incorporation 在成立爲法團所在地的辦事處

(a) Registered Office (or its equivalent) 註冊辦事處（或同等辦事處）

PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands

(b) Principal Place of Business (if different from (a) above) 主要營業地址（倘與上文(a)項不同）

N/A

Presentor's Name and Address
提交人的姓名及地址

Woo, Kwan, Lee & Lo
27th Floor, Jardine House,
1 Connaught Place, Central,
Hong Kong
(Our Ref : KT/2003)

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

25/06/2003	6G450624
CR No. :	-
Sh. Form :	F1
13	$20.00
TOTAL(CHQ)	$20.00

Registration of an Oversea Company in Hong Kong
香港註冊海外公司詳情

Company Number 公司編號

F

5 Authorized Representative in Hong Kong 居於香港的授權代表

1 Name 姓名

CHAN 陳	Chi Hung, Alan 志鴻
Surname 姓氏	Other names 名字

Address 地址

Room 64-02, 64th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong

2 Name 姓名

Surname 姓氏 Other names 名字

Address 地址

6 Secretary 秘書

Name 姓名

N/A

Surname 姓氏 Other names 名字

Alias (if any) 別名（如有的話）

Previous Names 前用姓名

Address 地址

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 Issuing Country 簽發國家

Date of Appointment 委任日期

DD 日 MM 月 YYYY 年

7 Directors 董事

1 Name 姓名

Surname 姓氏	Other names 名字
WU 胡	Thomas Jefferson 文新

Alias (if any) 別名（如有的話）:

Previous Names 前用姓名:

Address 地址: 25 Perkins Road, Jardine's Lookout, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
K109741(5)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Date of Appointment 委任日期

DD 日	MM 月	YYYY 年
14	01	2003

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Registration of an Oversea Company in Hong Kong
香港註冊海外公司詳情

Company Number 公司編號

F

7 Directors 董事 (cont'd 續上頁)

2 Name 姓名

CHAN 陳	Chi Hung 志鴻
Surname 姓氏	Other names 名字

Alan

Alias (if any) 別名（如有的話）

Previous Names 前用姓名

Address 地址

Flat 808, Block 47, Heng Fa Chuen, Chai Wan, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

D481960(9)	N/A
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

N/A	N/A
Number 號碼	Issuing Country 簽發國家

Date of Appointment 委任日期

14	01	2003
DD 日	MM 月	YYYY 年

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

This Form includes _-_ Continuation Sheet A and _-_ Continuation Sheet B.
本通知書包括 ___ 張續頁 A 及 ___ 張續頁 B。

Signed 簽名：

(Name 姓名)：(Thomas Jefferson Wu) Date 日期： 5th June, 2003

Director ／ ~~Secretary／Manager~~／ ~~Authorized Representative~~
董事 ／秘書／經理 ／授權代表